Form 20-F
period 2020-12-31
XPENG INC.
filed 2021-04-16
CIK 1810997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-39466

XPeng Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 8 Songgang Road, Changxing Street

Cencun, Tianhe District, Guangzhou

Guangdong 510640

People’s Republic of China

(Address of principal executive offices)

Hongdi Brian Gu, Vice Chairman and President

Telephone: +86-20-6680-6680

Email: ir@xiaopeng.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two Class A ordinary shares	XPEV	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

971,341,066 Class A ordinary shares were outstanding as of December 31, 2020

429,846,136 Class B ordinary shares were outstanding as of December 31, 2020

178,618,464 Class C ordinary shares were outstanding as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which consolidated financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•	“ADSs” are to American depositary shares, each of which represents two Class A ordinary shares;

•

“average utilization rate” of any function of our Smart EVs are to the number of Smart EVs whose drivers had used such function at least once during a period of time divided by the number of Smart EVs that had been driven at least once during such period;

•	“C-NCAP” are China New Car Assessment Program, which is a car safety assessment program run by the China Automotive Technology and Research Center;

•	“CAGR” are to compound annual growth rate;

•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“EV” and “electric vehicle” are to battery electric passenger vehicle;

•	“ICE” are to internal combustion engine;

•	“LFP battery” are to lithium iron phosphate battery;

•	“mid- to high-end segment” are to the segment in China’s passenger vehicle market with prices ranging from RMB150,000 to RMB300,000, not including any government subsidy;

•

“MIIT NEV Catalogues” are to the Catalogues of New Energy Vehicle Models Exempted from Vehicle Purchase Tax published by the Ministry of Industry and Information Technology of the PRC, or the MIIT, in the period from August 2014 to April 2020, which include relevant data of new energy vehicles registered with them;

•	“NCM battery” are to lithium nickel manganese cobalt oxide battery;

•	“NEDC” are to New European Driving Cycle, which is designed to assess the emission levels of car engines and fuel economy in passenger vehicles;

•	“NEV” are to new energy vehicle;

•	“OEM” are to automotive original equipment manufacturer;

•

“ordinary shares” are to our Class A ordinary shares, US$0.00001 par value per share, Class B ordinary shares, US$0.00001 par value per share, and Class C ordinary shares, US$0.00001 par value per share; each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to 10 votes; and each Class C ordinary share is entitled to five votes;

•	“post-subsidy price” are to the purchase price that takes into account the subsidies from China’s central government, as applicable, as of December 31, 2020;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“SUV” are to sport utility vehicle;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company” and “our” are to XPeng Inc. and its subsidiaries and consolidated variable interest entities, or VIEs, and their respective subsidiaries, as the context requires.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 9, 2021, the noon buying rate for Renminbi was RMB6.5522 to US$1.00.

We listed our ADSs on the New York Stock Exchange under the symbol “XPEV” on August 27, 2020.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	the trends in, and size of, China’s EV market;

•	our expectations regarding demand for, and market acceptance of, our products and services;

•	our expectations regarding our relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders;

•	competition in our industry;

•	PRC laws, regulations, and policies relating to the EV market; and

•	general economic and business conditions, including impacts of the COVID-19 pandemic.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission, or the SEC. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. We derived the consolidated balance sheet data as of December 31, 2018, as set forth below, from our audited consolidated financial statements that are not included in this annual report.

You should read the selected consolidated financial data in conjunction with the financial statements and the related notes included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues
Vehicle sales	4,153	2,171,231	5,546,754	850,077
Services and others	5,553	149,988	297,567	45,604

Total revenues	9,706	2,321,219	5,844,321	895,681

Cost of sales
Vehicle sales	(8,220)	(2,733,531)	(5,350,479)	(819,997)
Services and others	(3,847)	(145,829)	(227,853)	(34,920)

Total cost of sales	(12,067)	(2,879,360)	(5,578,332)	(854,917)

Gross (loss) profit	(2,361)	(558,141)	265,989	40,764

Operating expenses
Research and development expenses	(1,051,219)	(2,070,158)	(1,725,906)	(264,507)
Selling, general and administrative expenses	(642,541)	(1,164,569)	(2,920,649)	(447,609)

Total operating expenses	(1,693,760)	(3,234,727)	(4,646,555)	(712,116)
Other income	1,487	12,294	86,830	13,307
Loss from operations	(1,694,634)	(3,780,574)	(4,293,736)	(658,045)
Interest income	65,376	88,843	133,036	20,389
Interest expenses	(5,822)	(32,017)	(22,451)	(3,441)
Fair value gain on derivatives liabilities	254,361	27,679	1,362,025	208,739
Other non-operating (loss) income, net	(18,104)	4,397	90,364	13,849

Loss before income tax expenses	(1,398,823)	(3,691,672)	(2,730,762)	(418,509)

Income tax expenses	—	(1)	(1,223)	(187)

Net loss	(1,398,823)	(3,691,673)	(2,731,985)	(418,696)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(2,257,844)	(4,645,722)	(5,614,162)	(860,409)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	330,176,070	349,450,580	754,270,914	754,270,914
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(6.83)	(13.29)	(6.48)	(0.99)

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	1,626,878	1,946,931	29,209,388	4,476,535
Restricted cash	4,647	460,812	2,332,145	357,417
Short-term deposits	759,975	—	979,897	150,176
Short-term investments	2,246,272	407,844	2,820,711	432,293
Prepayments and other current assets	1,236,596	1,083,307	1,603,286	245,714
Property, plant and equipment, net	863,357	3,229,952	3,081,502	472,261
Total assets	7,673,188	9,251,365	44,706,779	6,851,616
Short-term borrowings	200,000	419,950	127,900	19,602
Current portion of long-term borrowings	—	60,000	45,000	6,897
Long-term borrowings	1,000,000	1,690,000	1,645,000	252,107
Derivative liabilities	637,015	897,091	—	—
Total liabilities	2,878,940	6,388,317	10,276,970	1,575,016
Total mezzanine equity	6,979,473	9,693,478	—	—
Total shareholders’ (deficit) equity	(2,185,225)	(6,830,430)	34,429,809	5,276,600

Exchange Rate Information

Our operations are mainly conducted in the PRC and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.525 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 9, 2021, the noon buying rate for Renminbi was RMB6.5522 to US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

We have a limited operating history and face significant challenges as a new entrant into our industry.

We began our operations in 2015 and have a limited operating history. We have limited history in most aspects of our business operations, including designing, testing, manufacturing, marketing and selling our Smart EVs, as well as offering our services. We started production of our first mass-produced Smart EV, the G3, in November 2018. We have constructed a manufacturing plant in Zhaoqing, Guangdong province, and the plant is the first manufacturing facility owned by us. We started production of our second mass-produced Smart EV, the P7, at the Zhaoqing plant in May 2020.

You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

•	design and produce safe, reliable and quality vehicles on an ongoing basis;

•	build a well-recognized and respected brand;

•	expand our customer base;

•	properly price our products and services;

•	advance our technological capabilities in key areas, such as autonomous driving, intelligent operating system, electric powertrain and E/E architecture;

•

successfully market our Smart EVs and our services, including our advanced autonomous driving system and various value-added services, such as insurance agency service, automotive loan referral and charging solutions;

•	improve operating efficiency and economies of scale;

•	operate our manufacturing plant in a safe and cost-efficient manner;

•	attract, retain and motivate our employees;

•	anticipate and adapt to changing market conditions, including changes in consumer preferences and competitive landscape; and

•	navigate a complex and evolving regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. Our Smart EVs are highly technical products that require ongoing maintenance and support. As a result, consumers will be less likely to purchase our Smart EVs if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.

We have experienced significant growth in the past several years. Our revenues increased significantly from RMB2,321.2 million in 2019 to RMB5,844.3 million (US$895.7 million) in 2020, and the number of Smart EVs delivered by us increased from 12,728 units in 2019 to 27,041 units in 2020. We plan to further grow our business by, among other things, investing in technology, expanding our product portfolio, strengthening our brand recognition, expanding our sales and marketing network and service offerings. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.

Risks that we face in undertaking this expansion include, among others:

•	managing a larger organization with a greater number of employees in different divisions;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities, as well as charging network;

•	implementing and enhancing administrative infrastructure, systems and processes; and

•	executing our strategies and business initiatives successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition.

Our research and development efforts may not yield expected results.

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as autonomous driving, intelligent operating system, powertrain and E/E architecture. We have been investing heavily on our research and development efforts. In 2018, 2019 and 2020, our research and development expenses amounted to RMB1,051.2 million, RMB2,070.2 million and RMB1,725.9 million (US$264.5 million), respectively. Our research and development expenses accounted for 89.2% and 29.5% of our total revenues for 2019 and 2020, respectively. The EV industry is experiencing rapid technological changes, and we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. For example, we believe autonomous driving is a key factor that differentiates our Smart EVs from competing products, and we have dedicated significant research and development efforts in this area. Any delay or setbacks in our efforts to improve autonomous driving capabilities could materially and adversely affect our business, reputation, results of operations and prospects.

Besides our in-house expertise, we also rely on certain technologies of our suppliers to enhance the performance of our Smart EVs. In particular, we do not manufacture battery cells or semiconductors, which makes us dependent upon suppliers for the relevant technologies. As technologies change, we plan to upgrade our existing models and introduce new models in order to provide Smart EVs with the latest technologies, including battery cells and semiconductors, which could involve substantial costs and lower our return on investment for existing models. In addition, we plan to unveil our third Smart EV model in the second quarter of 2021, and the new model will feature LIDAR, which is also expected to involve substantial costs. There can be no assurance that we will be able to equip our Smart EVs with the latest technologies. Even if we are able to keep pace with changes in technologies and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

If our Smart EVs, including software systems, fail to offer a good mobility experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

We tailor our Smart EVs for China’s technology-savvy middle class consumers. Our Smart EVs offer smart technology functions, including autonomous driving and smart connectivity, to make the mobility experience more convenient. There can be no assurance that we will be able to continue to enhance such smart technology functions and make them more valuable to our target customers. In the design process, we pay close attention to the preferences of our target customers. For example, our proprietary autonomous driving system is also customized for driving behavior and road conditions in China. However, there can be no assurance that we are able to accurately identify consumer preferences and effectively address such preferences in our Smart EVs’ design. Furthermore, the driving experience of a Smart EV is different from that of an ICE vehicle, and our customers may experience difficulties in adapting to the driving experience of a Smart EV. As consumer preferences are continuously evolving, we may fail to introduce desirable product features in a timely manner.

Our Smart EVs may contain defects in design or manufacturing that cause them not to perform as expected or that require repair, and certain features of our Smart EVs may take longer than expected to become enabled. For example, the operation of our Smart EVs is highly dependent on our proprietary software, such as XPILOT and Xmart OS, which is inherently complex. These software systems may contain latent defects and errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. Furthermore, while we have performed extensive internal testing on the Smart EVs we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our Smart EVs. We cannot assure you that our Smart EVs are free of defects, which may manifest over time. Product defects, delays or other failures of our products to perform as expected could damage our reputation and result in product recalls, product liability claims and/or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may be subject to risks associated with autonomous driving technologies.

Through XPILOT we have greatly enhanced the autonomous driving capabilities of our Smart EVs. Capitalizing on our in-house research and development capabilities, we have continued to upgrade our autonomous driving technologies, and we rolled out XPILOT 3.0 through an OTA firmware update in January 2021. Autonomous driving technologies are subject to risks and from time to time there have been accidents associated with such technologies. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, autonomous driving technology is still evolving and is yet to achieve wide market acceptance. The safety of autonomous driving technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, government scrutiny and further regulation. Furthermore, accidents or defects caused by third parties’ autonomous driving technology may negatively affect public perception, or result in regulatory restrictions, with respect to autonomous driving technology.

Our autonomous driving technologies may be affected by regulatory restrictions. For example, our research and development activities on autonomous driving are subject to regulatory restrictions on surveying and mapping, as well as driverless road testing. Any tightening of regulatory restrictions could have a material adverse impact on our development of autonomous driving technology.

Our customers may cancel their orders despite their deposit payment and online confirmation.

Orders and reservations for our vehicles are subject to cancellation by the customer prior to the delivery of the vehicle. Our customers may cancel their orders for many reasons beyond our control, and we have experienced cancellation of orders in the past. In addition, customers may cancel their orders even after they have paid deposits. The potentially long wait from the time a reservation is made until the time the vehicle is delivered could also impact customer decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of the G3, the P7, or future vehicle models, a significant number of orders may be cancelled. As a result, we cannot assure you that orders will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicles. Such cancellations could harm our business, brand image, financial condition, results of operations, and prospects.

China’s passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile.

China’s passenger vehicle market is large yet competitive, and we have strategically focused on offering Smart EVs for the mid- to high-end segment. We directly compete with other pure-play EV companies, especially those targeting the mid- to high-end segment. To a lesser extent, our Smart EVs also compete with (i) NEVs, which include EVs, plug-in hybrid electric vehicles, hybrid electric vehicles and fuel cell electric vehicles, and (ii) ICE vehicles in the mid- to high-end segment offered by traditional OEMs. We may also in the future face competition from new entrants that will increase the level of competition. Many of our current and potential competitors, particularly international competitors, have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, energy efficiency, sales and marketing capabilities, distribution network, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. There can be no assurance that we will be able to compete successfully. Our competitors may introduce new vehicles or services that surpass the quality or performance of our Smart EVs or services, which would adversely affect our competitive position in the market. They may also offer vehicles or services at more competitive prices, which would have an adverse impact on our sales and profitability. In addition, we may compete with state-owned enterprises or companies that have received investments or other forms of support from state-owned enterprises or other government entities, and such competitors may therefore possess more resources than us.

In addition, volatility in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The sales volume of EVs in the mid- to high-end segment in China may not grow at the rate that we expect, or at all. Demand for EVs depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new entrant to the EV market, we have less financial resources than more established OEMs to withstand changes in the market and disruptions in demand. Demand for our Smart EVs may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional OEMs.

We have only recently started to generate revenues and have incurred significant losses and negative cash flows from operating activities, all of which may continue in the future.

We have only recently started to generate revenues and have not been profitable since our inception. The design, manufacture, sale and servicing of Smart EVs is a capital intensive business. We have been incurring losses from operations and had negative cash flows from operating activities since inception. We incurred net losses of RMB1,398.8 million, RMB3,691.7 million and RMB2,732.0 million (US$418.7 million) for 2018, 2019 and 2020, respectively. Net cash used in operating activities was RMB1,572.7 million, RMB3,562.8 million and RMB139.8 million (US$21.4 million) for 2018, 2019 and 2020, respectively. We have made significant up-front investments in research and development, our manufacturing facility in Zhaoqing, our sales and service network, as well as marketing and advertising, to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further expand our business, and there can be no assurance that we will successfully execute our business strategies. We may not generate sufficient revenues for a number of reasons, including lack of demand for our Smart EVs and services, increasing competition, challenging macro-economic environment due to the COVID-19 outbreak, as well as other risks discussed herein. Our ability to become profitable in the future will not only depend on our efforts to sell our Smart EVs and services but also to control our costs. If we are unable to adequately control the costs associated with our operations, we may continue to experience losses and negative cash flows from operating activities in the future.

We expect our existing cash and cash equivalents will be sufficient to meet our anticipated working capital requirements, including capital expenditures in the ordinary course of business for at least the next 12 months. However, we may need additional capital resources in the future if we experience changes in business condition or other unanticipated developments, or if we wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. In addition, we have not recorded net income or positive cash flows from operating activities. As such, we may continue to rely on equity or debt financing to meet our working capital and capital expenditure requirements. If we were unable to obtain such financing in a timely manner or on terms that are acceptable, or at all, we may fail to implement our business plans or experience disruptions in our operating activities, and our business, financial condition and results of operations would be materially and adversely affected.

The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for NEVs and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.

Our business has benefited from government subsidies, economic incentives and government policies that support the growth of NEVs. For example, each qualified purchaser of our Smart EVs enjoys subsidies from China’s central government and certain local governments. Furthermore, in certain cities, quotas that limit the purchase of ICE vehicles do not apply to EVs, thereby incentivizing customers to purchase EVs. In April 2020, the Ministry of Finance of the PRC, together with several other PRC government departments, issued the Announcement on Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax, and the Circular on Improving the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles, or the 2020 Subsidy Circular, which extended certain subsidies and tax exemptions on EV purchases to the end of 2022. China’s central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, according to the 2020 Subsidy Circular, in principle, the subsidies for NEV purchases from 2020 to 2022 will generally be lowered by 10%, 20% and 30%, respectively, based on the level of the previous year with limited exceptions in the area of public transport, and the total number of NEVs in China that will be entitled to such subsidies should be no more than two million each year. Furthermore, we have received subsidies from certain local governments in relation to the new Smart EV manufacturing base under construction in Guangzhou and our Zhaoqing plant. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our Smart EVs in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may also face increased competition from foreign OEMs due to changes in government policies. For example, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. On June 23, 2020, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment, or the 2020 Negative List, effective on July 23, 2020, under which there is no limit on foreign ownership of NEV manufacturers. As a result, foreign EV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has constructed the Tesla Giga Shanghai factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage.

The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our results of operations.

During January 2020, a strain of coronavirus, also known as COVID-19, was reported to have surfaced in Wuhan, China. In an effort to halt the outbreak, the PRC government placed significant restrictions on travel within China and closed certain businesses, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China. Moreover, the COVID-19 outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. We are headquartered in Guangzhou, and we market and sell our Smart EVs mainly to consumers in China. Our production facilities and most of our key suppliers are located in China, and some of our suppliers of automobile parts are located in North America. In addition, a significant portion of our research and development staff is based in the United States. If the COVID-19 outbreak continues for an extended period or worsens, it could materially and adversely impact our supply chain, technology development, sales and other aspects of our operations.

While we have resumed normal business operations, we have experienced certain disruptions in our operations as a result of the government imposed suspensions due to the COVID-19 outbreak in China. A substantial number of our offices and stores, as well as our manufacturing facilities, were closed for certain periods in February and March of 2020. As a result, our vehicle delivery decreased from 3,218 units in the fourth quarter of 2019 to 2,271 units in the first quarter of 2020. In particular, we delivered 1,055, 161 and 1,055 units of Smart EVs in January, February and March 2020, respectively, which were lower than our expectation before the COVID-19 outbreak. The sharp decrease in the number of deliveries in February 2020 was mainly due to the significant impact from COVID-19 outbreak in China and seasonal impact from the Chinese New Year holiday. In the second quarter, third quarter and fourth quarter of 2020, we delivered 3,228 units, 8,578 units and 12,964 units of Smart EVs, respectively. Furthermore, while the outbreak has not materially and adversely affected our supply chain as of the date hereof due to our advanced planning and effective supplier management, it has affected and may affect future delivery of components from certain suppliers that suspended production. For example, some of our suppliers were unable to deliver sufficient components to us due to the COVID-19 outbreak and we had to switch to alternative suppliers. We cannot assure you that these alternative suppliers and our other suppliers will not suspend their operation or become unable to provide sufficient components to us in the future if impact from the COVID-19 outbreak continues or worsens. The resumption of their normal manufacturing operations will depend on the status of various government regulations and the readiness of such suppliers and their currently inactive workforce. See also “—We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us.” In addition, we incurred additional costs relating to the delivery of new Smart EVs to customers’ homes, mask donations to our customers, technology advancement for remote working arrangements and OTA firmware updates.

Concerns about the COVID-19 outbreak and its potential impact on the Chinese and global economy have created uncertainty about the overall demand for automobile products, which could have negative implications for the demand of our Smart EVs. The prolonged COVID-19 outbreak in certain overseas markets may adversely affect our plan for international expansion. At this point, we cannot accurately predict what effects these conditions would have on our business, which will depend on, among other factors, the ultimate geographic spread of the virus, the duration of the outbreak and the corresponding travel restrictions and business closures imposed by government authorities.

We depend on revenue generated from a limited number of vehicle models.

Our business initially depended substantially on the sales and success of the G3, which was our only mass-produced Smart EV in the market prior to May 2020. We started the production of our second mass-produced Smart EV, the P7, in May 2020. We plan to launch our third vehicle model, a smart electric sedan, in the second quarter of 2021. Our fourth Smart EV, a SUV, is expected to be launched in 2022. Historically, automobile customers have come to expect a variety of vehicle models offered in an OEM’s product portfolio and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan to continuously introduce new models to enrich our product portfolio, as well as periodically introducing new versions of existing vehicle models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

Our business and prospects depend significantly on our ability to build our XPeng brand. We may not succeed in continuing to maintain and strengthen the XPeng brand, and our brand and reputation could be harmed by negative publicity regarding our company, products or services.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “XPeng” brand. If we do not continue to develop, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality Smart EVs and services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the XPeng brand will depend heavily on the success of our sales and marketing efforts. For example, we seek to enhance our brand recognition by locating a substantial majority of our stores, including direct stores and franchised stores, in shopping malls. We also advertise our Smart EVs through various online channels, including several social media platforms and e-commerce platforms. While we seek to optimize resource allocation through careful selection of sales and marketing channels, such efforts may not achieve the desired results. To promote our brand, we may be required to change our branding practices, which could result in substantially increased expenses, including the need to utilize traditional media and offline advertising. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

If incidents, such as self-ignition and products recall, occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. See “—We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations.” Given the popularity of social media in China, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. In addition, from time to time, our Smart EVs are evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our Smart EVs.

We are dependent upon our relationship with Haima for the manufacturing of the G3, and we may utilize the Haima plant to produce other models in the future.

In March 2017, we entered into a contract manufacturing arrangement with Haima Automobile Co., Ltd., or Haima, a China-based automotive manufacturer, for the manufacturing of our vehicles. The agreements relating to this arrangement will expire on December 31, 2021 and are renewable by mutual consent. Haima has over three decades of automotive manufacturing experience, and it has provided a plant in Zhengzhou for the manufacturing of the G3. We also have the option to utilize the Haima plant to produce other models in the future.

While we take comprehensive measures to ensure that Haima manufactures our Smart EVs in accordance with our standards, there can be no assurance that such measures will be effective. Collaboration with a third party for the manufacturing of vehicles is subject to risks with respect to operations over which we have limited control. We could experience delays to the extent Haima do not meet agreed upon timelines or experience capacity constraints as well as quality issues. There is risk of potential disputes with Haima, and we could be affected by adverse publicity related to Haima, whether or not such publicity is related to its collaboration with us. Our ability to successfully build our brand could also be adversely affected by perceptions about the quality of Haima’s vehicles. In addition, although we are closely involved in each step of the supply chain and manufacturing process, given that we also rely on Haima to meet our quality standards, there can be no assurance that we will successfully maintain quality standards of the Smart EVs produced at the Haima plant.

We may be unable to enter into new agreements or extend existing agreements with Haima on terms and conditions acceptable to us and therefore may need to contract with other third parties or significantly add to our own production capacity. There can be no assurance that in such event we would be able to partner with other third parties or expand our own production capacity to meet our needs on acceptable terms or at all. The expense and time required to complete any transition and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

Any problems or delays in ramping and maintaining operations of the Zhaoqing plant or the establishment of the new Smart EV manufacturing bases in Guangzhou and Wuhan could negatively affect the production of our Smart EVs.

To exercise direct control over product quality and gain more flexibility in adjusting our manufacturing process and production capacity, we built our own plant in Zhaoqing, Guangdong province. The Zhaoqing plant is initially utilized for production of the P7 and will also be utilized for future models. Our future operation and prospects depend on the successful ramping and maintaining of operation in the Zhaoqing plant. In addition, we need to effectively control cost of production at the Zhaoqing plant. While we intend to utilize the manufacturing know-how accumulated through our collaboration with Haima, we have limited direct experience in the production of Smart EVs. Given the size and complexity of this undertaking, it is possible that we may experience issues, delays or cost overruns in further expanding the production output at the Zhaoqing plant.

In September 2020, we entered into a cooperation agreement with Guangzhou GET Investment Holdings Co., Ltd., or Guangzhou GET Investment, a wholly owned investment company of Guangzhou Economic and Technological Development Zone, which is a local government authority in Guangzhou. Pursuant to the cooperation agreement, Guangzhou GET Investment agreed to support the construction of a new Smart EV manufacturing base for us. The new Smart EV manufacturing base will house a broad range of functions, including research and development, manufacturing, vehicle testing, sales and other smart mobility functions. The new base is expected to significantly expand our production capacity. Guangzhou GET Investment will invest up to RMB1.3 billion to construct the Smart EV manufacturing base according to design requirements and specifications to be provided by us and provide or facilitate RMB1.2 billion in financing to purchase manufacturing equipment needed for the manufacturing base. The Smart EV manufacturing base is expected to satisfy the requirements for commencing operation by December 2022, upon which Guangzhou GET Investment will lease it to an operating subsidiary of our company for a tenure of seven years. Upon the expiry of the lease, such subsidiary will acquire the Smart EV manufacturing base from Guangzhou GET Investment at costs incurred by Guangzhou GET Investment.

In April 2021, we entered into an investment agreement with Wuhan Economic & Technological Development Zone Management Committee, or the Wuhan ETDZ Committee, a local government authority in Wuhan. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to support our construction of a new Smart EV manufacturing base and research and development center in the Wuhan Economic & Technological Development Zone, or the Wuhan Base. The Wuhan Base has a planned annual production capacity of 100,000 units. The Wuhan Base is expected to start construction in 2021 and be put into production in 2023.

The establishment of the new Smart EV manufacturing bases in Guangzhou and Wuhan is subject to a number of uncertainties. The commencement of their operation may be affected by, among other things, availability of funding, progress of the construction and the installation of production equipment, grant of applicable regulatory approvals, as well as the hiring and retention of qualified employees. Any policy change affecting investments in EV manufacturing facilities in general may also have an impact on the establishment of our new Smart EV manufacturing bases. There can be no assurance that the new Smart EV manufacturing bases will be able to commence operation in accordance with our plan. In addition, we may not be able to successfully ramp and maintain their operation. We must also maintain good working relationships with Guangzhou GET Investment and Wuhan ETDZ Committee throughout the term of our cooperation.

If we experience any issues or delays in meeting our projected timelines, maintaining sufficient funding and capital efficiency, increasing production capacity or generating sufficient demand for production of Smart EVs in our Zhaoqing plan or the new Smart EV manufacturing bases in Guangzhou and Wuhan, our business, prospects, operating results and financial condition could be adversely impacted.

We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us.

We procure components from both domestic suppliers and global suppliers, some of which are currently our single-source suppliers for certain components. We attempt to mitigate our supply chain risk by qualifying and obtaining components from multiple sources where practicable and maintaining safety stock for certain key components and components with lengthy procurement lead times. For example, some of our suppliers were unable to deliver sufficient components to us due to the COVID-19 outbreak and we had to switch to alternative suppliers. See “—The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our results of operations.” However, we may still experience component shortages for our production or the components may not meet our specifications or quality needs. For example, since October 2020, the supply of chips used for automotive production has been subject to a global shortage. Although such global chip shortage has not yet had a material negative impact on our operations, there is no assurance that we will be able to continue to obtain sufficient number of chips at reasonable cost for our operations. Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our Smart EVs may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our Smart EVs until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from other existing suppliers. For example, we do not manufacture certain key hardware components for our autonomous driving system, such as semiconductors, millimeter-wave radars, ultrasonic sensors and cameras, and we import certain of such components from foreign countries. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our Smart EVs that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers’ ability to deliver components to us in a timely manner.

Any significant increases in our production, such as the launch of a new model, has required and may in the future require us to procure additional components in a short amount of time. Our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. While we believe that we will be able to secure additional or alternative sources of supply for most of our components in a relatively short time frame, there is no assurance that we will be able to do so or develop our own replacements for certain highly customized components. Additionally, we continuously negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, seek new and less expensive suppliers for certain parts, and attempt to redesign certain parts to make them less expensive to produce. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to the relevant manufacturing facilities and service stores and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, as well as storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

Increases in costs, disruption of supply or shortage of components and materials could have a material adverse impact on our business.

We incur significant costs related to procuring components and raw materials required to manufacture our Smart EVs. We may experience cost increases, supply interruption and/or shortages relating to components and raw materials, which could materially and adversely impact our business, prospects, financial condition and operating results. We use various components and raw materials in our business, such as steel, aluminum, as well as lithium battery cells and chips. The prices for these components and materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of EVs by our competitors, and could adversely affect our business and operating results. In addition, as we continue to increase our production, we may experience shortage of certain components and materials or other bottlenecks in our supply chain.

For instance, we are exposed to multiple risks relating to lithium battery cells. These risks include:

•	an increase in the cost, or decrease in the available supply, of materials used in the battery cells, such as lithium, nickel, cobalt and manganese;

•	disruption in the supply of battery cells due to quality issues or recalls by battery cell manufacturers; and

•

the inability or unwillingness of our current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium cells required to support the growth of the EV industry as demand for such battery cells increases.

Our business is dependent on the continued supply of battery cells for the battery packs used in our Smart EVs. While we believe several sources of the battery cells are available for such battery packs, we have to date fully qualified only a very limited number of suppliers for the battery cells used in such battery packs and have very limited flexibility in changing battery cell suppliers. Any disruption in the supply of battery cells from such suppliers could disrupt production of our Smart EVs until such time as a different supplier is fully qualified. There can be no assurance that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all.

Furthermore, tariffs or shortages in petroleum and other economic conditions may result in significant increases in freight charges and material costs. In addition, a growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us or impact our prospects. Substantial increases in the prices for our raw materials or components would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase product prices in response to increased material costs could result in decrease in sales and therefore materially and adversely affect our brand, image, business, prospects and operating results.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We started the production of our first mass-produced Smart EV, the G3, in November 2018 and our second mass-produced Smart EV, the P7, in May 2020. We plan to unveil our third vehicle model, a smart electric sedan, in the second quarter of 2021. We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. OEMs often experience delays in the design, manufacture and commercial release of new vehicle models. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our Smart EVs, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components used in our Smart EVs. To the extent our suppliers experience any delays in providing us with or developing necessary components or experience quality issues, we could experience delays in delivering on our timelines. Any delay in the manufacture and unveiling of our third Smart EV model or future models, including in the ramp up of our Zhaoqing plant or due to any other factors, or in performing facelifts to existing models, could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our Smart EVs, results of operations and growth prospects.

We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations.

If our Smart EVs are subject to recalls in the future, we may be subject to adverse publicity, damage to our brand and liability for costs. Effective on January 30, 2021, we voluntarily recalled certain of the G3s that were produced in the period between March 29, 2019 and September 27, 2020, which totaled 13,399 units. Due to a possible power supply fault of the inverters installed on these G3s, the vehicles may not start when parked or lose power when driven. In connection with the recall, we undertake to replace the inverters of these G3s free of charge. As the relevant components’ supplier is responsible for the costs of replacing inverters, our costs and expenses for the recall are minimal. As of the date of this annual report, we have not received any product liability claims in relation to these recalled G3.

In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our Smart EVs, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image, business and results of operations.

We may not be able to expand our physical sales and service network cost-efficiently, and our franchise model is subject to a number of risks.

As of December 31, 2020, our physical sales and service network consisted of 72 direct stores and 88 franchised stores, as well as three direct service centers and 51 franchised service centers. We plan to further expand our physical sales and service network through a balanced combination of direct stores and franchised stores. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing direct stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our direct stores.

While our franchise model enables us to pursue an asset-light expansion strategy, such model is also subject to a number of risks. We may not be able to identify, attract and retain a sufficient number of franchisees with the requisite experience and resources to operate franchised stores. Our franchisees are responsible for the day-to-day operation of their stores. Although we offer the same trainings and implement the same service standards for staff from both direct stores and franchised stores, we have limited control over how our franchisees’ businesses are run. If our franchisees fail to deliver high quality customer service and resolve customer complaints in a timely manner, or if any of their misconduct leads to damages to our brand image and reputation, our business could be adversely affected. In addition, our agreements with certain of our franchisees are non-exclusive. While they are required to only sell our Smart EVs in the XPeng-branded franchised stores, they may operate other stores that sell vehicles of multiple other brands. These franchisees may dedicate more resources to the stores outside of our sales network and may not be able to successfully implement our sales and marketing initiatives. Furthermore, our franchisees may engage aggressive competition against each other, resulting in cannibalization among such franchisees. Any such behavior would may harm our business, prospects, financial condition and results of operation.

If we are unable to provide quality services, our business and reputation may be materially and adversely affected.

We aim to provide consumers with a good customer service experience, including providing our customers with access to a comprehensive suite of charging solutions, after-sales services and value-added services, as well as software sale. Our services may fail to meet our customers’ expectations, which could adversely affect our business, reputation and results of operations. Furthermore, we offer our customers the option to separately purchase our XPILOT software, which may not achieve wide customer acceptance. We also plan to expand our monetization on software and content offerings to include other premium features in the future. If we fail to receive the expected number of orders for monetization of software and content offerings, our business, results of operations and financial condition would be materially and adversely affected.

Offline after-sale services are primarily carried out by franchised service stores. We and our franchisees have limited experience in servicing our Smart EVs. Servicing EV is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our after-sale service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our franchisees will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases. Moreover, we provide value-added services, including insurance agency service, automotive loan referral, finance lease, in-car payment and ride-hailing, and we may expand our value-added services in the future. However, we cannot assure you that we will be able to successfully monetize our value-added services. In addition, we are subject to certain risks relating to our ride hailing service. For example, the drivers may be involved in accidents or misconducts, which could result in personal injuries, property damage or other harms for passengers and third parties, as well as reputational damage and significant liabilities for us.

In addition, we seek to engage with our customers on an ongoing basis using online and offline channels. If we are unable to roll out and establish a broad service network covering both online and offline channels, consumer experience could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospectus.

We may face challenges in providing charging solutions.

We have marketed our ability to provide our customers a convenient charging experience. We offer installation of home chargers for our customers. Customers may also charge through XPeng-branded super charging stations and third-party charging piles. We plan to expand our charging network primarily by partnering with third parties. As of December 31, 2020, we offer a charging network that is connected to over 200,000 third-party charging piles across China. There can be no assurance that our partners will continue to expand their charging facilities, or that such partners will continue their cooperation on terms acceptable to us, or at all. As a result, we may need to invest significant capital to establish and operate more XPeng-branded super charging stations and/or engage additional franchisees to operate such stations. In addition, the installation of home chargers is handled by third-party service providers, and their service may not meet our customers’ expectations. To the extent we or the relevant third parties are unable to meet customer expectations or experience difficulties in providing charging solutions, our reputation and business may be materially and adversely affected.

The range of our Smart EVs on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our Smart EVs.

The range of our Smart EVs on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her Smart EV as well as the frequency with which the battery is charged can result in additional deterioration of the battery’s ability to hold a charge. Battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our Smart EVs, which may adversely affect our ability to market and sell our Smart EVs. There can be no assurance that we will be able to continue to improve cycle performance of our battery packs in the future.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, ramping up our production capacity and expand our sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our Smart EVs and services. Given we have a limited operating history, we have limited historical data on the demand for our Smart EVs and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. In particular, recent disruptions in the financial markets and volatile economic conditions could affect our ability to raise capital. If we are unable to raise sufficient funds, we will have to significantly reduce our spending or delay or cancel our planned activities. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. We may also raise equity financing through one or more of our operating subsidiaries in the PRC. As a result, our net loss or net income would be partially attributable to the investors of such operating subsidiaries, which would affect net loss or net income attributable to shareholders of XPeng Inc. The issuance of debt securities and incurrence of additional indebtedness would result in increased debt service obligations. Holders of any debt securities or preferred shares will have rights, preferences and privileges senior to those of holders of our ordinary shares in the event of liquidation. Any financial or other restrictive covenants from any debt securities would restrict our operations or our ability to pay dividends to our shareholders.

Our industry is rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in the ICE may materially and adversely affect the demand for our Smart EVs.

We operate in China’s EV market, which is rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our products and services. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. In addition, a sustained depression of petroleum price could make the ownership of ICE vehicles more attractive to consumers. Any failure by us to successfully react to changes in alternative technologies and market conditions could materially harm our competitive position and growth prospects.

Our future growth is dependent upon consumers’ willingness to adopt EVs and specifically our Smart EVs.

The demand for our Smart EVs and services will highly depend upon the adoption by consumers of NEVs in general and EVs in particular. The market for NEVs is still rapidly evolving, characterized by rapidly changing technologies, prices and the competitive landscape, evolving government regulation and industry standards and changing consumer demands and behaviors.

Other factors that may influence the adoption of NEVs, and specifically EVs, include:

•

perceptions about EV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs, whether or not such vehicles are produced by us or other OEMs;

•	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technologies, such as autonomous driving and lithium battery cells;

•	the limited range over which EVs may be driven on a single battery charge and the speed at which batteries can be charged;

•	the decline of an EV’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	the availability of other types of NEVs, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of after-sales service for EVs;

•	the environmental consciousness of consumers;

•	access to charging stations, standardization of EV charging systems and consumers’ perceptions about convenience and cost for charging an EV;

•	the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of nonpolluting vehicles;

•	perceptions about and the actual cost of alternative fuel; and

•	macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our Smart EVs and use our services. If the market for EVs does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our Smart EVs. Demand for new cars typically decline over the winter season and during the Chinese New Year holiday, while sales are generally higher in September and October. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. We may record significant increase in revenues when we commence mass delivery of a new product to fulfill customer orders accumulated in prior periods, but we may not be able to maintain our revenue at similar levels in subsequent periods. Also, any health pandemic or epidemics such as the COVID-19 outbreak and natural disasters such as unusually severe weather conditions in some markets may impact demand for, and our ability to manufacture and deliver, our Smart EVs. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period operating results to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design and develop new models, develop new technological capabilities, ramp up our manufacturing facilities and expand our physical sales network, as well as expanding our general and administrative functions to support our growing operations. We may incur substantial research and development and/or selling expenses when we develop and/or promote a new product in a given period without generating any revenue from such product until we start delivery of such products to customers in future periods. As a result of these factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons may not be indicative of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our ADSs could fall substantially either suddenly or over time.

If we fail to effectively manage the risks related to our finance lease program, our business may be adversely affected.

We cooperate with banks and connect them with customers who seek automotive financing solutions. We believe the availability of financing options is important to our customers. If affordable automotive financing solutions are not available for our customers, we may not be able to grow our sales. To complement the banks’ services, we also offer finance leases to our customers through a wholly-owned subsidiary, and we record the relevant finance leases on our balance sheet. As of December 31, 2020, the amount of finance lease receivables was RMB553.5 million (US$84.8 million). As we continue to grow our business, we may increase the amount of finance leases we offer. We may not be able to obtain adequate funding for our finance lease program. We may also fail to effectively manage the credit risks related to our finance lease program, which would materially and adversely affect our business, results of operations and financial condition. In 2018, 2019 and 2020, the amount of write-down of finance lease receivables was nil, RMB0.8 million and RMB3.5 million (US$0.5 million), respectively. In addition, if we do not successfully monitor and comply with applicable national and/or local financial regulations and consumer protection laws governing finance lease transactions, we may become subject to enforcement actions or penalties, which would adversely affect our business.

Any cyber-attacks, unauthorized access or control of our Smart EVs’ systems could result in loss of confidence in us and our Smart EVs and harm our business.

Our Smart EVs contain complex information technology systems to support smart technology functions and to accept and install periodic OTA firmware updates. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks and our Smart EVs’ technology systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks and systems. We encourage reporting of potential vulnerabilities in the security of our Smart EVs, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful. Any cyber-attacks, unauthorized access, disruption, damage or control of our information technology networks or our Smart EVs’ systems or any loss or leakage of data or information stored in our systems could result in legal claims or proceedings. In addition, regardless of their veracity, reports of cyber-attacks to our information technology networks or our Smart EVs’ systems or data, as well as other factors that may result in the perception that our information technology networks or our Smart EVs’ systems or data are vulnerable to “hacking,” could negatively affect our brand and harm our business, prospects, financial condition and results of operation.

Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage consumers from purchasing our Smart EVs.

We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cyber Security Law. Pursuant to these laws and regulations, a service provider is required to obtain a user’s consent to collect the user’s personal information. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Internet Security and Privacy Protection.”

We have adopted strict information security policies, and we use a variety of technologies to protect the data with which we are entrusted. We mainly collect and store data relating to the usage of our Smart EVs, the autonomous driving system and intelligent operating system, as well as data collected through our sales and services channels. To the extent we collect customer information, we obtain prior consent from our customers in accordance with applicable laws and regulations. We de-sensitize customer data by removing personally identifiable information, when such information is not relevant to our business. We then analyze such information to improve our technologies, products and services. We use a variety of technologies to protect the data with which we are entrusted. For further information, see “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.”

Nevertheless, collection, use and transmission of customer data may subject us to legislative and regulatory burdens in China and other jurisdictions, which could, among other things, require notification of data breach, restrict our use of such information and hinder our ability to acquire new customers or serve existing customers. In particular, we began delivering Smart EVs to Europe in September 2020 and must therefore comply with the General Data Protection Regulation (EU) 2016/679 that became applicable on May 25, 2018, or the GDPR. The GDPR places stringent obligations and operational requirements on processors and controllers of personal data, including requiring expanded disclosures to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. If we were found to be in violation of customers’ rights to data privacy, we could face administrative investigation, disciplinary actions, civil claims and reputational damage. We may incur significant expenses to comply with laws and regulations relating to data privacy, data security and consumer protection, as well as relevant industry standards and contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve such problems.

In addition, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may also become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with our methods for data collection and storage. In addition to the regulatory requirements, consumer attitudes towards data privacy are also evolving, and consumer concerns about the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services. Furthermore, the integrity of our data protection measures could be compromised by system failures, security breaches or cyber-attacks. If we are unable to comply with the applicable laws and regulations or effectively address data privacy and protection concerns, such actual or alleged failure could damage our reputation, discourage consumers from purchasing our Smart EVs and subject us to significant legal liabilities.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We enable our customers to access a variety of features and services through our mobile apps. In addition, certain of Smart EVs’ features depend to a certain extent on connectivity to our information technology systems. As such, the availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

We are subject to anti-corruption and anti-bribery and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery and similar laws and regulations in various jurisdictions in which we conduct activities. We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We have implemented policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption and anti-bribery and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption or anti-bribery laws and regulations could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talents in the areas of Smart EVs and autonomous driving technologies, and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our Smart EVs are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in Smart EVs may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

Misconduct by our employees during and before their employment with us could expose us to potentially significant legal liabilities, reputational harm and/or other damages to our business.

Many of our employees play critical roles in ensuring the safety and reliability of our products and services and/or our compliance with relevant laws and regulations in the areas including, but not limited to, trade secrets, privacy, data protection, anti-corruption and anti-money laundering. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and implemented detailed policies and procedures relating to intellectual property, proprietary information and trade secrets, we cannot assure you that our employees will always abide by these codes, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result.

In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct. For example, one former employee of ours was arrested and then charged in July 2018 with stealing trade secrets from his previous employer, Apple. Although the alleged theft occurred before he was employed by us, we were subpoenaed by the grand jury to produce certain documents. There has been no development on this case since 2019.

Another former employee of ours was sued by Tesla in March 2019 for misappropriation of trade secrets while he was employed by Tesla. We cooperated with Tesla and provided various documents and information relating to the employee to Tesla upon their request. After over two years of litigation and extensive discovery effort, a joint stipulation of dismissal with prejudice was filed by this former employee and Tesla on April 15, 2021, and it is disclosed that the parties entered into a confidential settlement agreement to resolve all claims asserted in the action.

While we have put in place various safeguards to address the risk of unauthorized third-party information being introduced into our systems or used in our operations, and based on internal investigation, we are confident that neither of these two former employees introduced or used any external confidential information in our systems or business operations, we had to spend significant amount of time and efforts to handle these matters and answer related inquiries. Moreover, we could be involved in other proceedings, or be forced to defend against allegations that may arise in the future, even when such allegations are not justified. Any negative publicity surrounding these cases, especially in the event that any of such employees or former employees is found to have committed any wrongdoing, could negatively affect our reputation and may have an adverse impact on our business.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend against such claims.

If we become liable for product liability claims, our business, operating results and financial condition may be harmed. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our Smart EVs do not meet applicable standards or requirements, resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited experience of offering Smart EVs. Although we implement full-cycle quality control, covering design, procurement, production, sales and after-sales services, we cannot assure you that our quality control measures will be as effective as we expect. Any failure in any of our quality control steps would cause a defect in our Smart EVs, and in turn, could harm our customers. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our Smart EVs and business and inhibit or prevent commercialization of our future Smart EVs, which would have a material adverse effect on our brand, business, prospects, financial condition and results of operations.

In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with China Compulsory Certification, or CCC, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Although our G3 and P7 have received CCC certifications, we cannot assure you that each of our future Smart EV models will be able to receive such certifications. Furthermore, the government carries out the supervision and scheduled and unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold or used in any commercial activity. Failure of any of our Smart EV models to satisfy motor vehicle standards would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Smart EVs make use of lithium cells, and lithium cells may catch fire or vent smoke and flame on rare occasions.

Our Smart EVs’ battery packs make use of lithium cells. On rare occasions, lithium cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium cells. While our batteries are built with robust safety features and strong thermal management capabilities, there can be no assurance that our batteries will always function safely. If any safety accident occurs to any of our Smart EVs’ battery pack, we could be subject to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium cells for automotive applications or any future incident involving lithium cells, such as a vehicle fire, even if such incident does not involve our Smart EVs, could seriously harm customers’ confidence in our Smart EVs.

Furthermore, we may store high volumes of lithium cells and battery modules and packs at our facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Any such disruptions or issues may harm our brand and business.

If our vehicle owners customize our Smart EVs or change the charging infrastructure with aftermarket products, the vehicle may not operate properly.

Automobile enthusiasts may seek to “hack” our Smart EVs to modify their performance which could compromise vehicle safety systems. Also, customers may customize our Smart EVs with after-market parts that can compromise driver safety. We do not test, nor do we endorse, such changes. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our Smart EVs and any injuries resulting from such modifications could result in adverse publicity, which would negatively affect our brand and harm our business, prospects, financial condition and results of operations.

We may need to defend ourselves against claims for intellectual property infringement, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our Smart EVs, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, copyrights or trademarks regarding their proprietary rights. Companies holding patents, copyrights, trademarks or other intellectual property rights may bring suits alleging infringement of such rights by us or our employees or otherwise assert their rights and urge us to take licenses. Any such intellectual property infringement claim could result in costly litigation and divert our management’s attention and resources.

If we or our employees are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease offering Smart EVs or services that incorporate or use the challenged intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our Smart EVs or relevant services which would incur significant cost; or

•	establish and maintain alternative branding for our Smart EVs and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, financial condition and results of operation could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect our proprietary rights. As of December 31, 2020, we had 688 patents (including 151 invention patents), 1,305 pending patent applications, 477 registered trademarks and 85 pending trademark applications in China and certain other jurisdictions, which we have invested significant resources to develop. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our intellectual proprietary rights. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

There can be no assurance that our application for the registration with competent government authorities of trademarks and other intellectual property rights related to our current or future business will be approved, or our intellectual property rights will not be challenged by third parties or found by the relevant governmental or judicial authority to be invalid or unenforceable. From time to time, we may encounter difficulties registering our trademarks or other intellectual properties or have disputes with third parties regarding our trademarks or other intellectual properties. If the relevant trademarks or other intellectual properties could not be registered, we may fail to prevent others from using such intellectual properties, and our business, financial condition and results of operations may be materially and adversely affected.

Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States, Europe, or other developed countries or regions. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, as our patents may expire and may not be extended and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

The use of certain premises may be disrupted if the land-use-purpose statutory provisions are strictly enforced by competent government authorities.

We lease a number of properties for our stores, service centers, offices and self-operated charging stations across China. Certain leased properties are not used in accordance with the designated purposes of such properties. For example, some stores or offices are currently located on lands designated for industrial usage instead of commercial usage. Under the PRC legal regime regarding the land use right, land shall be used strictly in line with the approved usage of the land. Any change as contemplated to the usages of land shall go through relevant land alteration registration procedures. If any state-owned land is illegally used beyond the approved usage, the land administrative departments of the PRC governments at and above the county level may retrieve the land and impose a fine. As such, our usage of such leased properties may subject the landlords to retrieval of land or removal of the buildings by the PRC government authorities and therefore we may need to move our stores, offices or charging stations somewhere else and additional relocation costs will be incurred.

In addition, certain leased properties had been mortgaged by the landlords to third parties before entering into lease agreements with us, and certain lessors of our leased properties failed to provide the building ownership certificates or other evidence demonstrating their rights to lease such properties. If the mortgagees of the leased properties exercise their mortgage right or the lessors do not actually have the rights to lease the relevant properties to us, we will not be able to continue our leases on the said properties and therefore we may need to relocate the relevant functions somewhere else and additional relocation costs will be incurred.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to enhance our competitive position. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•

inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

•	strain on our liquidity and capital resources;

•	difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

•	difficulties in retaining relationships with existing suppliers and other partners of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.

In order to operate our business, we need to obtain a series of licenses, permits and approvals, make filings or complete registrations according to relevant PRC laws and regulations. However, given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot guarantee you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations.

For example, PRC governments impose sanctions for engaging in value-added telecommunication services, or the VATS, without having obtained the VATS licenses for relevant categories. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. We have obtained two VATS licenses for Internet content provider, each held by Zhipeng IoV and Yidian Chuxing, respectively. Given that the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of VATS industry are evolving and remain uncertain, it is unclear whether we are required to obtain other VAT licenses. If we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or suspension of our non-compliant operations, any of which may materially and adversely affect our business, financial condition and results of operations.

Certain of our operating subsidiaries that are providing repair and maintenance services have not made the automobile maintenance and management filing with competent government authorities. We may be ordered by the competent government authorities to rectify such non-compliance and may also be subject to fines. In addition, one of our operating subsidiaries that is engaged in the cash settlement activities in relation to our franchised charging stations may be deemed as providing payment services and thus be required to obtain the payment business license. If we were deemed as providing payment services without obtaining the payment business license, we may be ordered by the People’s Bank of China, or the PBOC, or its local branch to cease the activities related to cash settlement.

In addition, due to the uncertainties regarding the interpretation of the laws and regulations related to online transmission business of audio and visual programs and PRC regulatory authorities’ enforcement of such laws and regulations, we may be required to obtain a License for Online Transmission of Audio and Visual Programs, as we allow users of our XPeng mobile app to upload and share audio and video content on the mobile app from time to time. If the government authorities determine that the audio and video uploading feature on our XPeng mobile app should be subject to this license requirement, we may be required to obtain necessary license and may even be subject to penalties, fines, legal sanctions and/or an order to remove such feature. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant government authorities regarding the lack of a License for Online Transmission of Audio and Visual Programs.

We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

We are currently not party to any material legal or administrative proceedings. However, in light of the nature of our business, we and our management are susceptible to potential claims or disputes. We and certain of our management have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings. In particular, according to the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. Employers that fail to make adequate social insurance and housing fund contributions may be subject to fines and legal sanctions. If the relevant PRC authorities determine that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we are subject to fines or other legal sanctions, such as order of timely rectification, and our business, financial condition and results of operation may be adversely affected.

We are subject to various environmental and safety laws and regulations that could impose substantial costs upon us and cause delays in building our manufacturing facilities.

We are subject to multiple environmental and safety laws and regulations related to the manufacture of our Smart EVs, including the use of hazardous materials in the manufacturing process and the operation of our manufacturing plant. Such laws and regulations govern the use, storage, discharge and disposal of hazardous materials during the manufacturing process. We are responsible for obtaining and/or periodically renewing the waste disposal permits and other relevant permits for our Zhaoqing plant. There is no assurance that we will be able to obtain or renew such permits in a timely manner.

In addition, from time to time, the government of the PRC issues new regulations, which may require additional actions on our part to comply. If the Zhaoqing plant or any of our other future constructions fails to comply with applicable regulations or maintain the relevant permits, we could be subject to substantial liability for clean-up efforts, personal injury or fines or be forced to close or temporarily cease the operations of the Zhaoqing plant or other relevant constructions, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation. Our business could also be materially and adversely affected if the Haima plant fails to comply with applicable environmental and safety laws and regulations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2021, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We may experience difficulty in meeting these reporting requirements in a timely manner.

In connection with the preparation and audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting which was outstanding as of December 31, 2020. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP, in particular, to (i) develop comprehensive U.S. GAAP accounting policies and financial reporting procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have implemented and are continuing to implement a number of measures to address the material weakness that has been identified. However, these measures require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that we or our independent registered public accounting firm will not identify such material weakness in connection with the preparation and audits of our consolidated financial statements for periods of future financial reporting cycles.

In addition, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting as of and for the year ended December 31, 2020. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

If we upgrade our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We have invested and expect to continue to invest significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment in our manufacturing facilities, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with cutting-edge equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our Smart EVs using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

We offer competitive warranty terms. To retail customers who purchased the G3, we offer (i) a four-year or 100,000-kilometer warranty and (ii) an eight-year or 150,000-kilometer warranty for critical components, such as battery pack, motors and VCU. To retail customers who purchased the P7, we offer (i) a five-year or 120,000-kilometer warranty and (ii) an eight-year or 160,000-kilometer warranty for critical components, such as battery pack, motors and VCU. With respect to each vehicle model, we also offer a two-year or 50,000-kilometer warranty covering vehicle repair, replacement and refund, in the event of certain product malfunctions specified in the applicable regulation. We accrue a warranty reserve for the Smart EVs sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. We have limited experience with warranty claims regarding our Smart EVs or with estimating warranty reserves. As of December 31, 2020, we had warranty reserves in respect of our Smart EVs of RMB111.4 million (US$17.1 million). We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, prospects, financial condition and results of operation.

We face risks associated with the international sale of our Smart EVs, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

While we historically sold all of our Smart EVs in China, we are exploring opportunities to expand into international markets. For example, we began to accept customer orders for our G3 from Norway through a local dealer and started delivering the Smart EVs to such country in September 2020. We may also test sales into other international markets. While we expect China will continue to be our primary market, the marketing and sale of our Smart EVs to international markets may increase in the future, which will expose us to a number of risks, including, but not limited, to:

•	fluctuations in foreign currency exchange rates;

•	increased costs associated with maintaining the ability to understand the local markets and develop and maintain effective marketing and distributing presence in various countries;

•	providing customer service and support in these markets;

•	difficulty with staffing and managing overseas operations;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•

difficulty and cost relating to compliance with different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services including charging and other electric infrastructures;

•	failure to obtain or maintain permits for our products or services in these markets;

•	different safety concerns and measures needed to address accident related risks in different countries and regions;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses.

Our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our success in international expansion depends, in part, on our ability to succeed in different legal, regulatory, economic, environmental, social and political conditions which we have little control over. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. A change in one or more of the factors described above may have a material adverse effect on our business, financial condition and results of operations.

We have incurred and may continue to incur substantial share-based compensation expenses.

In 2015, our subsidiary, Chengxing Zhidong, adopted a share incentive plan, pursuant to which options were granted to certain employees of Chengxing Zhidong. In June 2020, XPeng Inc. adopted a share incentive plan, or the Plan, to replace the share incentive plan adopted by Chengxing Zhidong, and we issued RSUs to replace the options granted to certain employees of Chengxing Zhidong. As of March 31, 2021, 48,290,303 RSUs were outstanding, and shares underlying 15,022,370 of such RSUs were held by XPeng Fortune Holdings Limited, which has been established for our share incentive plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the RSUs (including the RSUs issued to replace the options granted under the share incentive plan of Chengxing Zhidong) is contingent upon the completion of an initial public offering or change in control, we did not recognize any share-based compensation expense relating to such equity awards until the completion of our IPO in August 2020. For the year ended December 31, 2020, we recognized RMB996.4 million (US$152.7 million) of share-based compensation expenses, and as of December 31, 2020, the amount of unrecognized share-based compensation expenses was RMB426.8 million (US$65.4 million), a major portion of which was related to equity awards granted before our IPO. Moreover, if additional RSUs or other share incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition and results of operation.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over the downturn in economic output caused by the COVID-19 outbreak. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining, and China’s economy contracted in the first quarter of 2020 as a result of the COVID-19 outbreak. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors.

Sales of our Smart EVs depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our Smart EVs and our results of operations may be materially and adversely affected.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things,

•	the trade war between the two countries since 2018;

•	the COVID-19 outbreak;

•	the PRC National People’s Congress’ passage of Hong Kong national security legislation;

•

the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government;

•

various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies;

•	the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order;

•

the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as

•

the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country.

Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there have been measures by the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting certain China-based companies from U.S. national securities exchanges. For further information, see “—Risks Relating to Doing Business in China—The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.” In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further measures were to be implemented, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

A substantial part of our research and development on autonomous driving is conducted in the United States, and we are required to comply with the U.S. laws and regulations on export controls, including the U.S. Department of Commerce’s Export Administration Regulations. Currently, such laws and regulations do not restrict our ability to offer our U.S.-origin software to customers in China. However, we may be affected by future changes in U.S. export control laws and regulations. If we were unable to transfer our U.S.-origin software to China, source U.S.-origin software and components from third parties or otherwise access U.S. technology as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. If any of our employees are identified as a possible source of spreading COVID-19, H1N1 flu, avian flu or another epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of certain business operations. A recurrence of an outbreak of COVID-19, H1N1 flu, avian flu or another epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our results of operations.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers.

Risks Relating to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The current industry entry clearance requirements governing the foreign investment activities in the PRC are set out in two categories, namely the Encouraged Industry Catalog for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM and taking effect on January 27, 2021, and the 2020 Negative List. Industries not listed in these two catalogs are generally deemed “permitted” for foreign investments unless specifically restricted by other PRC laws. According to the 2020 Negative List and other applicable laws and regulations, the industry of value-added telecommunications services (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) generally falls into the restricted category with very limited exceptions in certain pilot demonstration zones.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we operate our businesses related to the value-added telecommunications services through our consolidated VIEs, as defined below, that hold the required ICP license and other related licenses. Our subsidiary, Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd., or Xiaopeng Chuxing, has entered into a series of contractual arrangements with Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd., or Yidian Chuxing, and its shareholders. In addition, our subsidiary, Guangzhou Xiaopeng Motors Technology Co., Ltd., or Xiaopeng Technology, has entered into a series of contractual arrangements with Guangzhou Zhipeng IoV Technology Co., Ltd., or Zhipeng IoV, and its shareholders. Yidian Chuxing and Zhipeng IoV are collectively referred to as our consolidated VIEs. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among (i) Xiaopeng Chuxing, Yidian Chuxing and Yidian Chuxing’s shareholders and (ii) Xiaopeng Technology, Zhipeng IoV and Zhipeng IoV’s shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law and its implementing rules, the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry and other industries we are or will be engaged in, there can be no assurance that the PRC government authorities, including the Ministry of Commerce, or the MOFCOM, or the MIIT, or other competent authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our relevant business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our relevant services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our subsidiaries in China or our consolidated VIEs or their subsidiaries. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the business related to the value-added telecommunication service, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the business related to the value-added telecommunication service, which is important to our ability to offer a convenient customer experience. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

If any of our VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we rely on the shareholders of our consolidated VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of our consolidated VIEs may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, our consolidated VIEs may be jeopardized if such individuals breach the terms of the contractual arrangements or are subject to legal proceedings.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our corporate actions will be substantially controlled by certain shareholders who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our current memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 10 votes and each Class C ordinary share is entitled to five votes. Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, Mr. Heng Xia, our co-founder, director and president, and Mr. Tao He, our co-founder, director and senior vice president, beneficially own all the Class B ordinary shares issued and outstanding, which represents 69.5% of the voting power of our total issued and outstanding shares as of March 31, 2021. Taobao China Holding Limited, or Taobao China, beneficially owns all of our issued Class C ordinary shares and 13,300,000 Class A ordinary shares represented by ADSs, and Taobao China is a wholly-owned subsidiary of Alibaba Group Holding Limited. As a result, Taobao China exercises 14.6% of the voting power of our total issued and outstanding shares as of March 31, 2021. In addition, pursuant to our current memorandum and articles of association, Taobao China is entitled to designate one director to our board and remove such director, provided, however, in the event that Taobao China, together with its affiliates, ceases to hold at least 10% of our issued and outstanding shares, such director designation right will be terminated. As a result, Mr. Xiaopeng He, Mr. Heng Xia, Mr. Tao He and Taobao China have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

The triple-class structure of our share capital may render the ADSs ineligible for inclusion in certain stock market indices, and thus adversely affect the market price and liquidity of the ADSs.

In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our triple-class capital structure would make the ADSs ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in the ADSs. These policies are still relatively new and it is yet unclear what effect, if any, they have had and will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included and may adversely affect the liquidity of the shares of such companies. As such, the exclusion of the ADSs from these indices could result in a less active trading market for the ADSs and adversely affect their trading price.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, or the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed PRC Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the PRC Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our operations are mainly conducted in the PRC, and substantially all of our revenue has historically been sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, restricting the inflow and outflow of foreign capital, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Our operations are mainly conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and/or our intellectual property rights and could materially and adversely affect our business, financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and Nasdaq Stock Market, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective.

While the SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections, the first such list could be released in early 2022. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. If we were subject to the trading prohibitions of the HFCA Act, the market price and liquidity of our ADSs will be materially and adversely affected.

Certain PRC regulations establish more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

Certain PRC regulations established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the NDRC and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Overseas Listings.”

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate any of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to do so or effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations in China are still evolving, our employment practices may inadvertently violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Any failure to comply with PRC regulations regarding our employee share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. As an overseas listed company, we and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We have made efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2020. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of the ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of the IPO and the follow-on public offering to make loans or additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of our IPO and our follow-on public offering completed in December 2020, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, which was amended on December 30, 2019. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our IPO and the follow-on public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the SAFE Circular 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from the IPO and the follow-on public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Most of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our IPO and the follow-on public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

We conduct our operations mainly in China, and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based “big four” accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of the ADSs from the NYSE or deregistration from the SEC, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

Risks Relating to Our ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, stock prices for certain PRC-based companies have fluctuated partly due to the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities, including technology companies, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020. In particular, concerns about the economic impact of the coronavirus outbreak have triggered significant price fluctuations in the U.S. stock market. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our product offerings or those of our competitors;

•	changes in the economic performance or market valuations of other providers of electric vehicles;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the EV market in China;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our issued shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

We may from time to time provide guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on certain assumptions, such as those relating to anticipated production and sales volumes, average sales prices, supplier and commodity costs, and planned cost reductions. If our guidance varies from actual results, the market value of our ADSs could decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased our ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2021, we had 996,468,150 Class A ordinary shares, 429,846,136 Class B ordinary shares and 178,618,464 Class C ordinary shares outstanding. All ADSs representing our Class A ordinary shares sold in our IPO and public follow-on public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with the IPO. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our current memorandum and articles of association, the minimum notice period required to convene a general meeting will be seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have an adverse impact on holders of ADSs; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our underlying Class A ordinary shares represented by their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our Company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the federal securities law.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.

The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We have incurred and expect to continue to incur significant costs as a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE.

For example, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our current memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

Our current memorandum and articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our current memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 10 votes in respect of all matters subject to a shareholders’ vote.

Our current articles of association provide that the courts of the Cayman Islands and the U.S. federal courts will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

Our current articles of association provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “US Actions;” and (ii) save for such US Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•	any derivative action or proceeding brought on behalf of our company,

•	any action asserting a claim of breach of a fiduciary duty owed by any of our director, officer or other employee to our company or our shareholders,

•

any action asserting a claim under any provision of the Companies Act (Revised) of the Cayman Islands or our articles of association, including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or

•

any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States).

These exclusive-forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other security, such as the ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our current articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that, to the extent permitted by law, holders of our ADSs waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary oppose a jury trial demand based on the above-mentioned jury trial waiver, the court will determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable case law. The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. While to our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the Class A ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the current memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” as defined under the NYSE Listed Company Manual. As a result, we qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under NYSE Listed Company Manual because Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, holds more than 50% of the aggregate voting power of our company. For so long as we remain a controlled company, we may rely on exemptions from certain corporate governance rules, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See “—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all the NYSE corporate governance requirements.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the trading price of our ADSs), we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

It is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO and the follow-on public offering. Because we have valued our goodwill based on the trading price of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. Moreover, the application of the 75% gross income test described above is not entirely clear when a company has a gross loss from sales (sales less cost of goods sold), although we believe that even if we have such a gross loss from sales, we will not be a PFIC if the gross loss from sales exceeds our other income and we would not otherwise be a PFIC under the 50% asset test for the relevant taxable year. There can be no assurance, however, that the Internal Revenue Service will not take a contrary position.

If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and our ADSs are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the first four exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began our operations in 2015 through Chengxing Zhidong, a PRC limited liability company. We undertook a reorganization, or the Reorganization, to facilitate our IPO in the United States. As part of the Reorganization, we incorporated XPeng Inc., an exempted company incorporated under the laws of Cayman Islands, in December 2018. Subsequently, XPeng Inc. established XPeng Limited, a limited liability company established in the British Virgin Islands. XPeng Limited then established XPeng (Hong Kong) Limited, a Hong Kong limited liability company, as its wholly owned subsidiary. XPeng (HK) Limited then established Xiaopeng Motors, as a wholly foreign-owned enterprise in the PRC.

As a transitional arrangement of the Reorganization, Xiaopeng Motors entered into a series of contractual agreements with Chengxing Zhidong and its shareholders in September 2019, pursuant to which Xiaopeng Motors exercised effective control over the operations of Chengxing Zhidong. In connection with the Reorganization, substantially all of the former shareholders of Chengxing Zhidong have exited from Chengxing Zhidong and obtained, by themselves or through their respective affiliates, shares of XPeng Inc. based on their respective shareholding in Chengxing Zhidong prior to the Reorganization. In May 2020, Xiaopeng Motors completed its purchase of 100% equity interest in Chengxing Zhidong. Consequently, Chengxing Zhidong became an indirect wholly owned subsidiary of XPeng Inc.

In August 2020, we listed our ADSs on the NYSE under the symbol “XPEV.”

B.	Business Overview

Overview

We are one of China’s leading Smart EV companies. We design, develop, manufacture and market Smart EVs primarily in China. XPeng was founded in 2015 with a vision to bring Smart EVs to Chinese consumers through innovation in autonomous driving, smart connectivity and core vehicle systems. Today, we are a proven leader in the rapidly growing Smart EV market, producing popular and environmentally-friendly vehicles, namely an SUV (the G3) and a four-door sports sedan (the P7).

We aspire to lead the technology innovation in China’s Smart EV industry. Our Smart EVs offer attractive design, high performance and advanced technology functions and services, coupled with safety and reliability, to bring better smart mobility experience for customers. The P7 offers an NEDC range of up to 706 km (439 miles) on a single charge, which is the longest among the EVs that have been mass delivered in China as of December 31, 2020, based on the MIIT NEV Catalogues. Our industry-leading proprietary software, including autonomous driving system XPILOT and in-car intelligent operating system Xmart OS, provides our customers with a differentiated smart mobility experience.

In order to optimize our customers’ mobility experience, we have strategically chosen to focus on developing full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems, including powertrain and the E/E architecture in-house. Through our proprietary software, core hardware and data technologies, we are able to develop and deploy innovative products rapidly and efficiently, which give us an advantage over our competitors in China. With our in-house development approach, we strive to continuously introduce the latest technologies to the market at a fast speed.

Our Smart EVs appeal to the large and growing base of technology-savvy middle-class consumers in China. We primarily target the mid- to high-end segment in China’s passenger vehicle market, with prices ranging from RMB150,000 to RMB300,000, for our Smart EVs. Consumers choose our products primarily because of attractive design, interactive smart mobility experience, long driving range and advanced technology.

We are building a rapidly expanding, diversified portfolio of attractive Smart EV models to capture the fast-growing demand for Smart EVs and appeal to the various needs of a broader customer base.

•	We started delivery of the G3 in December 2018, and had delivered 24,736 units of the G3 to customers as of December 31, 2020.

•	We started delivery of the P7 in May 2020, and had delivered 15,062 units of the P7 to customers as of December 31, 2020.

•

In November 2020, we launched the P7 Wing, a limited edition designed to maximize the sporty and dynamic style of the sports sedan with scissor-style front doors that are traditionally only available in luxury sports vehicles. In March 2021, we introduced LFP battery versions of the G3 and the P7 to provide our customers with a wider variety of options.

•

We have a strong pipeline of new Smart EV models. We plan to start the delivery of the mid-cycle facelift version of the G3 in the third quarter of 2021. We plan to unveil our third Smart EV, a sedan, in the second quarter of 2021 and launch our fourth Smart EV, a SUV, in 2022, featuring advanced autonomous driving system and enhanced core vehicle systems.

The table below sets forth certain features of the G3 and the P7 as of March 31, 2021.

Model	G3 (SUV)	P7 (Sports Sedan)	P7 Wing (Sports Sedan)
Wheelbase (mm)	2,625	2,998	2,998
NEDC range (km)	460 / 520	480 / 586 / 670 / 706	562
Battery capacity (kWh)	55.9 / 57.5 / 66.5	60.2 / 70.8 / 80.9	80.9
0-100 km/h acceleration (s)	8.6 / ≥8.6	4.4 / ≥6.7 / 6.8 / 6.9	4.4
Post-subsidy price (RMB)	149,800 – 199,800	229,900 – 349,900 (1)	366,900 – 409,900 (1)

(1)	The price range is exclusive of the software of XPILOT 3.0.

Our autonomous driving system and in-car intelligent operating system allow customers to enjoy a differentiated smart mobility experience, and our Smart EVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and has become a critical value proposition appealing to customers. We have started to monetize the software and content offerings on our vehicles.

•

XPILOT, our proprietary autonomous driving system, provides assisted driving and parking functions tailored for driving behavior and road conditions in China. XPILOT 2.5 offers adaptive cruise control, adaptive turning control, lane centering control, automated lane changing and automated parking. We rolled out navigation guided pilot, or NGP, for highway driving, a function of XPILOT 3.0, in January 2021, which marked the start of monetization of XPILOT 3.0. It has already cumulatively assisted our customers for an aggregate of over 2.3 million kilometers highway driving as of end of March 2021. In March 2021, we conducted an autonomous driving expedition with a fleet of P7s from Guangzhou to Beijing, covering a total distance over 3,000 kilometers across six provinces in China to showcase the capability of NGP for highway driving. More functionalities of XPILOT 3.0, including advanced automated parking, will be released later in 2021 to further enhance its capability. Leveraging our visual-based perception capability, complemented by LIDAR, we plan to roll out XPILOT 3.5 which will support NGP on major urban roads. Leveraging field data accumulated from our fast-growing number of vehicles on the road and our closed-loop data capability, we can continuously train our algorithms and implement fast iterations, providing our customers with an evolving autonomous driving system that is capable of handling the complex road conditions in China.

•

Xmart OS, our in-car intelligent operating system, supports a smart cockpit that delivers a seamless, easy-to-use, and voice-controlled smart mobility experience. Our latest operating system, Xmart OS 2.5.0, launched in January 2021, enables a broad range of smart connectivity functions, such as enhanced capability of AI voice assistant, smart navigation and an app store. The AI voice assistant is able to engage in continuous driver-vehicle dialogues and execute requests covering a broad range of scenarios. In December 2020, the monthly average utilization rate of our AI voice assistant was over 99%. The in-car app store allows our customers to conveniently access third-party services and infotainment and allows us to develop our smart connectivity ecosystem and create value for all participants.

•

Our technological capabilities in software and hardware integration and E/E architecture enable us to effectively deliver OTA firmware updates. Through such updates, we are able to frequently upgrade our Smart EVs throughout the product lifecycle, and our customers can enjoy more functions and a better user experience. As of December 31, 2020, we had completed 19 OTA firmware updates with over 86 new features added. In January 2021, we released the first OTA update of XPILOT 3.0, which included NGP for highway driving, along with over 40 other new features.

We design, develop and engineer our core vehicle systems in-house, including the development of key technologies relating to powertrain and E/E architecture to deliver superior and reliable vehicle performance. For example, the P7 has achieved industry-leading driving range as a result of our comprehensive engineering efforts. We collaborated with a top-tier supplier to develop the P7’s battery cells, which offer high energy density and low height. Furthermore, we integrated a braking system that offers advanced energy recovery capability, which coupled with the P7’s low air drag and three-in-one electric drive system enable high energy efficiency of the P7. Our collaboration with a German engineering and design firm to develop the P7’s chassis allows us to offer a superior driving experience in terms of performance, drivability and handling. As a result of our efforts in modular design across key aspects of Smart EVs, we strategically established two Smart EV platforms. These platforms are scalable for both SUVs and sedans with different wheelbases within a wide range, which allows us to develop new models in a fast and cost-efficient manner. We have commenced development of an additional platform to supplement our existing Smart EV platforms.

We seek to continuously expand our customer reach by extending our online and physical sales and service network. We have an omni-channel sales model, which combines a data-driven online marketing strategy with a physical sales and service network, and we strive to ensure consistent brand image, customer experience and price across all sales channels. As of December 31, 2020, our physical sales and service network consisted of a total of 160 stores and 54 service centers, covering 69 cities in China. A substantial majority of our stores are strategically located in shopping malls, as we believe such locations enable us to raise our brand awareness and attract customer traffic in a cost-efficient manner. In addition, we actively engage in online marketing through a variety of channels to further enhance our brand recognition and acquire customers.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPeng-branded super charging stations or at third-party charging piles, many of which were connected to our charging network. As of December 31, 2020, there were 159 XPeng-branded super charging stations, covering over 50 cities in China. We will continue to expand the XPeng-branded super charging network coverage, to provide greater accessibility and enhanced charging experience to our customers. Since September 2020, we started to provide a free charging program to qualified car owners in select cities, and such program has been expanding rapidly and already covered 140 cities in China as of March 31, 2021.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We take a lean production approach, with the aim of continuous optimization in operating efficiency and product quality. We started the production of the P7 at our plant in Zhaoqing, Guangdong province, in May 2020. We produce our G3 through a contract manufacturing collaboration with Haima, which has over three decades of automotive manufacturing experience, at its plant in Zhengzhou, Henan province. Such arrangement allows us to retain effective control of key manufacturing and procurement processes and product quality with minimal required capital outlay at the initial stage of our development. The Zhaoqing plant and the Haima plant have annual production capacity of up to 100,000 units and 150,000 units, respectively. To further expand our production capacity, we plan to construct new Smart EV manufacturing bases in Guangzhou and Wuhan with expected annual production capacity of up to 100,000 units each.

Our total revenue grew rapidly from RMB9.7 million in 2018 to RMB2,321.2 million in 2019, and further to RMB5,844.3 million (US$895.7 million) in 2020. Our vehicle deliveries increased from 29 units in 2018 to 12,728 units in 2019, and further to 27,041 units in 2020. Along with strong revenue growth, our gross profit margin increased from (24.3%) in 2018 to (24.0%) in 2019 and 4.6% in 2020.

As of December 31, 2020, we had 5,084 employees in China and the United States. As of the same date, approximately 41% of our employees focused on research and development, of which 63%, 17% and 21% were dedicated to automotive design and engineering, autonomous driving and intelligent operating system, respectively.

Products

Our products include Smart EVs and advanced autonomous driving software system. We design, develop, manufacture and market Smart EVs, and we develop full-stack autonomous driving software system in-house. Priced in the mid- to high-end segment, our Smart EVs offer customers a great-to-drive and great-to-be-driven experience, as well as compelling value proposition. We design our Smart EVs to satisfy the needs and preferences of technology-savvy middle-class consumers in China. As of December 31, 2020, our vehicles had been driven for an estimated total of 589 million kilometers.

G3

Our first mass-produced Smart EV, the G3, is an SUV. The G3 has a post-subsidy price ranging from RMB149,800 to RMB199,800. We started to deliver the G3 in December 2018, and had delivered 24,736 units of the G3 to customers as of December 31, 2020.

Since its launch, we have continuously upgraded the G3 to improve its performance. In March 2021, we introduced LFP battery version of the G3 to offer a wider variety of options for our customers. The table below sets forth certain technical features of the configurations of the G3 we offered as of March 31, 2021.

Configuration	NCM battery version		LFP battery version Standard Range
	Standard Range	Long Range
Wheelbase (mm)		2,625
NEDC range (km)	460	520	460
Battery capacity (kWh)	57.5	66.5	55.9
Battery energy density (Wh/kg)	170	180	140
Energy consumption rate (kWh/100 km)		14.1
0-100 km/h acceleration (s)	8.6		≥8.6
Maximum torque (Nm)		300
Maximum motor power (kW)		145

Autonomous driving capabilities

XPILOT 2.5

•   Adaptive cruise control, adaptive turning control, lane centering control and automated lane changing

•   Automated parking

•   Active safety features, such as forward collision warning, automatic emergency braking and blind spot monitoring

Operating system	Xmart OS • AI voice assistant • Smart navigation • In-car app store

OTA firmware update	Upgradable electronic control units, or ECUs

The G3 meets five-star C-NCAP safety standards, which cover occupant safety, pedestrian safety and active safety. The G3 received the highest score among all NEV models with C-NCAP test results released in 2019. The G3’s body utilizes high-strength steel and effectively enhances passengers’ safety in the event of a collision. In the China Insurance Automotive Safety Index published in January 2020, which was based on crash test results, the G3 received the highest rating in multiple key areas, reflecting a high safety level comparable to several premium ICE models. In addition, the G3 has won the Auto Parking Award in the 2020 i-VISTA China Intelligent Vehicle Indexes released by China Automotive Engineering Research Institute.

Our smart technology functions make the G3 a compelling product for the mid- to high-end segment. All versions of the G3 feature Xmart OS, which enables a broad range of smart connectivity functions such as AI voice assistant, smart navigation and in-car app store.

P7

Our second mass-produced Smart EV, the P7, is a four-door sports sedan. As our flagship model, the P7 is expected to continue to reinforce our positioning as a leading Smart EV brand. The P7 was named the Car of the Year 2021 by the Xuanyuan Awards, China’s most prestigious award for auto quality and innovation. The P7 has a post-subsidy price ranging from RMB229,900 to RMB409,900. We initiated the development of the P7 at the end of 2017 and started accepting orders for the P7 in April 2020. We started the production of the P7 and began delivery in May 2020, and have delivered 15,062 units of the P7 to customers as of December 31, 2020. In November 2020, we unveiled the P7 Wing, a limited edition designed to maximize the sporty and dynamic style of the sports sedan with a pair of specifically-designed scissor-style front doors that are traditionally only available in luxury sports vehicles. We started the delivery of the P7 Wing in March 2021. In March 2021, we also introduced LFP battery version of the P7 to provide our customers with more affordable options of premium configurations that enable smart features.

The table below sets forth certain technical features of the various configurations of the P7 we offered as of March 31, 2021. In particular, the P7 offers an NEDC range of up to 706 km (439 miles) on a single charge, which is the longest among the EVs that have been mass delivered in China as of December 31, 2020, based on the MIIT NEV Catalogues.

Configuration	NCM battery version				LFP battery version RWD(2, 3) Standard Range
	4WD(1, 3)	RWD(2, 3) Long Range	RWD(2, 3) Super-long Range
Wheelbase (mm)	2,998
NEDC range (km)	562	586	670	706	480
Battery capacity (kWh)	80.9	70.8	80.9	80.9	60.2
Battery energy density (Wh/kg)	170	161	170	170	126
Energy consumption rate (kWh/100 km)	16.3	13.2	13.6	12.5	13.8
0-100 km/h acceleration (s)	4.4	6.9	6.8		≥6.7
Maximum torque (Nm)	655	390
Maximum motor power (kW)	316 (dual-motor)	196 (single-motor)
Braking distance at 100 km/h (m)	< 35

Autonomous driving capabilities	XPILOT 3.0(3) • NGP for highway driving

•   Adaptive cruise control, adaptive turning control, lane centering control and automated lane changing

•   Surrounding Reality (SR) display for navigation assisted autonomous driving

•   Active safety features, such as forward collision warning, automatic emergency braking and blind spot monitoring

•   Advanced automated parking, which memorizes the locations and layouts of frequently used parking lots and enables autonomous driving within such parking lots, followed by automated parking(4)

Operating system

Xmart OS

•   AI voice assistant, capable of supporting natural and continuous dialogues and executing requests covering a broad range of scenarios

•   Smart navigation

•   In-car app store, Alipay and the mini-programs on the Alipay platform

OTA firmware update	Almost all of the ECUs are upgradable

(1)	Refers to four-wheel drive.
(2)	Refers to rear-wheel drive.
(3)	The premium version of each configuration of the P7 is equipped with the hardware that can support XPILOT 3.0.
(4)	Advanced automated parking function is expected to be rolled out through an OTA firmware update in mid-2021.

The P7 offers fast acceleration, superior handling and high energy efficiency. Our in-house engineering know-how and close collaboration with several business partners enable the P7 to achieve high technical targets in various areas, such as safety, range, vehicle dynamics, as well as noise, vibration and harshness. We developed the premium EV-specific chassis by cooperating with a German engineering and design firm. We developed the dynamic torque distribution system in-house and integrated the continuous damping control system to deliver a premium ride experience. In addition, we collaborated with a top-tier supplier to develop the P7’s battery cells, which offer high energy density and low height. The battery pack is customized to a height of just 110 millimeters, which allows us to give the vehicle a low height profile and a sporty and stylish appearance. Furthermore, the battery pack demonstrates durable cycle performance and retains over 90% of its initial capacity after approximately 160,000 kilometers of mileage. Other factors also contribute to the P7’s long range. For example, we integrate a braking system that offers advanced energy recovery capability. With an aerodynamic coefficient of 0.236 cd, the P7’s low air drag also contributes to its high energy efficiency. Designed in-house, the P7’s three-in-one electric drive system is both powerful and light-weighted, as reflected by its electric motors’ high power density of 2.0 kW/kg.

With a comprehensive suite of safety features, the P7 is designed to meet five-star C-NCAP safety standards. The P7’s car body is made of high-strength steel and aluminum, which effectively absorbs impact forces in the event of a collision. The P7 is equipped with our self-designed battery pack that has been tested rigorously and offers robust safety features, such as water-and-dust resistance capabilities that reach IP68, the highest standard in the industry.

The standard and premium versions of the P7 offer autonomous driving features powered by XPILOT 2.5. Customers who own the premium version of the P7 can purchase XPILOT 3.0, which was rolled out through an OTA firmware update in January 2021. Among all units of the P7 delivered in 2020, 96% can support XPILOT 2.5 or XPILOT 3.0.

All versions of the P7 feature Xmart OS, which enables a broad range of smart connectivity functions such as AI voice assistant, smart navigation and in-car app store. The P7’s AI voice assistant is capable of supporting natural and continuous dialogues without having to be activated repeatedly, and while it responds, a person can interrupt to give a new voice instruction. Furthermore, the P7’s AI voice assistant can execute requests covering a broad range of scenarios. In addition, we have deployed Alipay on the P7, which allows our customers to conveniently pay for transactions on in-car apps.

Future Smart EV Roadmap

We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. Currently, we plan to unveil our third Smart EV model, a sedan based on the same platform as the G3, namely the David platform, in the second quarter of 2021, and commence mass delivery in the fourth quarter of 2021. With a longer wheelbase than the G3, the new model will feature a further upgraded smart cockpit and offer a spacious interior. It will also feature our hallmark autonomous driving system XPILOT 3.5 and LIDAR, with enhanced autonomous driving capabilities enabling NGP for urban driving. Complementing our existing Smart EV portfolio, the new model is designed for a broad customer base.

Furthermore, we plan to start the delivery of the mid-cycle facelift version of the G3 in the late third quarter of 2021.

We also plan to launch our fourth Smart EV model, a SUV based on the same platform as the P7, namely the Edward platform, in 2022. We plan to feature the new model with advanced autonomous driving system equipped with LIDAR, which could support XPILOT 4.0, enhanced core vehicle systems offering rapid charging capability, more consolidated domain control units for enhanced OTA capability, as well as intelligent chassis and air suspension system normally only available for premium vehicles.

Advanced Autonomous Driving Software

We rolled out the software of our advanced autonomous driving system, XPILOT 3.0, through OTA firmware update, in January 2021. A customer can purchase XPILOT 3.0 by either making a lump sum payment of RMB20,000 at the time of vehicle purchase or paying RMB12,000 each year for an annual service, which can be converted to lifetime service after payments for three consecutive years.

Vehicle Deliveries

The following table sets forth the number of our vehicles delivered to customers in the periods indicated:

	For the three months ended
	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
G3	29	442	6,723	2,345	3,218	2,271	2,903	2,368	4,437	5,366
P7	—	—	—	—	—	—	325	6,210	8,527	7,974

Total	29	442	6,723	2,345	3,218	2,271	3,228	8,578	12,964	13,340

We started to deliver the G3 in December 2018. The G3 deliveries increased sharply in the second quarter of 2019 because we commenced mass deliveries of the G3 to customers in the quarter and fulfilled most of the orders accumulated in 2018 and the first quarter of 2019. The G3 deliveries decreased from the fourth quarter of 2019 to the first quarter of 2020 mainly due to the significant impact from COVID-19 outbreak in China and seasonal impact from the Chinese New Year holiday. We started to deliver the P7 in May 2020. The P7 deliveries increased sharply in the third quarter of 2020 because we commenced mass deliveries of the P7 to customers in late June 2020 and fulfilled most of the orders accumulated in the second quarter of 2020. The G3 deliveries decreased slightly from 2,903 in the second quarter of 2020 to 2,368 in the third quarter of 2020 due to the focus of our sales and marketing efforts on the P7. There was strong growth in deliveries of both models in the fourth quarter of 2020 driven by a combination of factors, including positive customer feedback, continuous production ramp up of the P7, impact of seasonality, as well as effective marketing campaigns during “Double 11” and “Double 12” shopping festivals. We achieved record quarterly deliveries in the first quarter of 2021 despite seasonal impact from the Chinese New Year holiday, mainly due to growing brand recognition and product appeal, expanded product portfolio, as well as our efforts in broadening sales, marketing and super charging service across China.

We also made positive progress in overseas markets. In December 2020, the first batch of the European version of the G3 was delivered to customers in Norway and a second batch was shipped in the first quarter of 2021. We plan to continue strengthening our overseas sales and service capability, and to adjust the user interfaces of our software systems to optimize our products and services for consumers in overseas markets.

Our Technologies

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for Chinese consumers. Such technologies encompass both software, including XPILOT and Xmart OS, and core vehicle systems, including the E/E architecture and powertrain. By developing our proprietary software and hardware technologies, we are able to retain better control over the performance and experience of our Smart EVs and have the flexibility to continuously upgrade them.

The diagram below illustrates certain key technology stacks, including XPILOT, Xmart OS, the E/E architecture and the powertrain.

Our Autonomous Driving System—XPILOT

XPILOT, our proprietary autonomous driving system, is customized for driving behavior and road conditions in China. Since inception, we have dedicated significant research and development efforts in autonomous driving technology, which we believe is a key element for the Smart EV experience. We believe that we are currently the only China-based automotive company to develop and deploy an in-house full-stack proprietary software for commercialization of autonomous driving. Such capabilities enable us to continuously improve XPILOT and achieve fast system iterations.

We have developed XPILOT 2.5, which is currently deployed on the G3 and the P7. Its key capabilities include adaptive cruise control, adaptive turning control, lane centering control, automated lane changing and automated parking. Such capabilities resonate strongly with our customers. As of December 31, 2020, our adaptive cruise control function had been used for 43.7 million kilometers of driving cumulatively, and our lane centering control function had been used for 20.2 million kilometers of driving cumulatively. In December 2020, the monthly average utilization rate of our adaptive cruise control function was 60%, and the monthly average utilization rate of our lane centering control function was 32%. In 2020, our customers used automated parking for over 1,408 thousand times, among which approximately 77% were successfully completed without human intervention. In particular, in December 2020, the monthly average utilization rate of our automated parking function was 52%. XPILOT 2.5 also enables a variety of active safety features, such as forward collision warning, automatic emergency braking and blind spot monitoring, to reduce the risk of traffic accidents.

We rolled out NGP for highway driving, a function of XPILOT 3.0, through an OTA firmware update in January 2021, and expect to introduce more functions in XPILOT 3.0, including advanced automated parking later in 2021, in addition to the functions available in XPILOT 2.5, thereby significantly enhancing the level at which our customers can utilize our autonomous driving system.

The NGP for highway driving is capable of autonomously changing lanes, overtaking other vehicles, recognizing traffic signs and construction signs, as well as adjusting speed. It also enables a vehicle to autonomously enter and exit a highway system, as well as switching from one highway to another. The NGP has assisted our customers in driving on the highway for an aggregate of over 2.3 million kilometers as of the end of March 2021. In March, the NGP-assisted mileage penetration rate, which refers to the mileage assisted by the NGP as a percentage of the NGP drivable mileage, exceeded 50% amongst those P7s that have activated the NGP function. In March 2021, we conducted an autonomous driving expedition with a fleet of P7s from Guangzhou to Beijing, covering a total distance over 3,000 kilometers across six provinces in China to showcase the capability of NGP for highway driving. We plan to roll out further improved versions of the NGP to enhance safety, functionality and performance during 2021.

We expect to roll out advanced automated parking function for XPILOT 3.0 users in mid-2021, which can memorize the locations and layouts of the parking lots that a driver frequently uses. Based on such information, the function enables the autonomous driving of a vehicle from the entrance of a parking lot to a memorized parking space, followed by the automated parking of the vehicle into such space.

Leveraging our full-stack research and development capabilities, we are able to tailor our autonomous driving system to road conditions in China, which is a key factor that differentiates our Smart EVs. We continuously explore new autonomous driving capabilities, and we plan to unveil our third Smart EV model in the second quarter of 2021. Leveraging our visual-based perception capability complemented by LIDAR, we plan to roll out XPILOT 3.5, which will support NGP for urban driving. We also plan to introduce XPILOT 4.0, which will be built upon our next-generation autonomous driving hardware and software platform, on our fourth Smart EV model to be launched in 2022.

Our proprietary algorithms encompass the following:

•

Localization and high definition map fusion. Our high precision localization capability is based on the fusion of (i) positioning sensors, including real time kinematic (RTK)-enabled dual frequency GPS receiver and high-precision inertial measurement unit (IMU), which in combination offer meter-level global positioning accuracy in all conditions with XPILOT proprietary localization algorithms, and (ii) Amap high definition map, which further enhances the positioning accuracy to decimeter-level with rich geometry and semantic features from the high definition map to enhance autonomous driving capabilities. Our XPILOT 3.0 also offers Surrounding Reality (SR) display function, which shows vehicle status and its surrounding environment on the central panel, integrating the comprehensive, accurate and real-time data of high definition map. The SR display can enhance the users’ assisted autonomous driving experience through clear and vivid 3D display, as well as audio content sharing.

•

Perception algorithm and sensor fusion. XPILOT utilizes deep learning neural network and is capable of complex computer vision tasks, including recognizing a wide range of objects in various driving scenarios. We train our algorithms through field data. For example, we completed extensive virtual training and test driving through our test fleet before deploying XPILOT 3.0. After the testing process, we continuously train our algorithms by using field data collected from vehicles on the road. As of December 31, 2020, our autonomous driving data set contained around 5.1 million annotated images used for algorithms training purposes, which continue to expand rapidly with continuous accumulation of NGP field data. Meanwhile, all camera perception outputs are fused with radar signals to generate a 360-degree view of the surroundings of the vehicle.

•

Behavior planning, motion planning and control. Through the development of XPILOT 2.5, we have built a strong capability of motion planning and control in house. To navigate the vehicle safely and smoothly under different driving conditions, XPILOT depends on behavior planning algorithm to understand the semantics of the current environment and make the decision on the vehicle behavior, such as to follow the lead vehicle, to change lane and surpass the slow lead vehicle, or to nudge towards the left side of the lane to show intention to initialize a lane change. We have built up algorithm development and comprehensive simulation capability for behavior planning.

Our research and development efforts benefit from our closed-loop data capability, which offers us valuable data based on usage of autonomous driving system. In particular, we collect sensor data relating to instances when a driver has to take control over the vehicle from XPILOT. By analyzing such data, we are able to improve the autonomous driving capabilities of our Smart EVs faster than the OEMs that rely on third-party autonomous driving solutions.

Our autonomous driving capabilities are supported by computing platforms supplied by world-leading technology companies. For example, XPILOT 3.0 is powered by NVIDIA DRIVE AGX Xavier platform, featuring one of the most advanced and fastest processors designed for autonomous driving in commercial production. As part of our self-designed E/E architecture, the in-car Ethernet enables high-bandwidth and real-time communication to support autonomous driving capabilities.

While several global OEMs have also invested significant resources into autonomous driving, we believe their products are not sufficiently localized for the Chinese market. On the other hand, XPILOT is designed to address China’s specific road conditions, including unique lane arrangements and traffic lights, non-standard trucks on highways, bicycles and motorbikes on urban streets, as well as different types of construction signs and traffic signs. In addition, our automated parking function is capable of addressing parking challenges in Chinese cities where spaces are often small and have irregular layouts. We believe our localized approach enables XPILOT to better serve Chinese customers, compared to autonomous driving solutions offered by global OEMs and top-tier suppliers.

Our In-car Intelligent Operating System—Xmart OS

Xmart OS, our in-car intelligent operating system, supports a smart cockpit that delivers a seamless, easy-to-use, and voice-controlled smart mobility experience. Xmart OS enables a broad range of smart connectivity functions, such as AI voice assistant, smart navigation and an app store, which are also supported by high-speed connectivity that we offer to our customers. Our latest operating system, Xmart OS 2.5.0, was rolled out through an OTA firmware update in January 2021, consisting of a number of new functions and updates covering multiple modules, including the NGP, full-scenario voice assistance, in-car app ecosystem, and personalized settings.

•

AI voice assistant. Our AI voice assistant is capable of supporting natural and continuous dialogues without having to be activated repeatedly, and while it responds, a person can interrupt to give a new voice instruction. We have developed natural language processing and natural language understanding capabilities based on deep-learning neural networks, which can identify keywords, categorize text and understand semantics. In addition, the AI voice assistant can focus on instructions from one person without being distracted by the voice from others in the vehicle, based on our deep-learning neural network technology, which can dynamically reduce semantic noises in the vehicle. As a result, interactions between the AI voice assistant and our customers have become more natural. Leveraging our full-duplex concurrent voice streaming technology, our AI voice assistant currently can receive and execute as many as 10 requests in only 25 seconds. Furthermore, it can execute requests covering a broad range of scenarios. In December 2020, the monthly average utilization rate of our AI voice assistant was over 99%.

•

Smart navigation. Instead of taking the approach commonly adopted by other OEMs, which is to source navigation systems from third parties, our self-development approach enables us to offer a navigation system that delivers a superior customer experience and improves the system rapidly. We have built a highly customized navigation system based on Alibaba’s Amap engine, and we have adopted Amap’s high definition map for our advanced autonomous driving system. As a result of our self-development approach, we achieve better coordination between the autonomous driving system and the navigation system. Furthermore, we are able to conveniently integrate points of interest, such as charging stations, parking lots and restaurants with our navigation system. In December 2020, 53% of our customers chose to use our in-car smart navigation to guide their journeys every day. In December 2020, the monthly average utilization rate of our in-car smart navigation function was 97%.

•

Ecosystem for third-party apps and service. Leveraging our in-car app store, we have built a broader ecosystem to better serve our customers. The in-car app store offers a wide selection of apps, including those relating to music, audio books, games and video, thereby making the in-car experience more enjoyable. The in-car app store is open to third-party apps and expandable. To build our smart connectivity ecosystem, we have also opened certain vehicle hardware functions to third-party apps. For example, a karaoke app has been integrated with the P7’s ambient lighting and audio system. In addition, we have deployed Alipay on the P7, which allows our customers to conveniently pay for transactions on in-car apps.

•

Digital car keys. We have developed two types of digital car keys to enhance customer convenience. First, our XPeng mobile app offers a car key function by utilizing Bluetooth. Through the XPeng mobile app, a customer can conveniently authorize another person to access his or her Smart EV. Second, through collaboration with third parties, we have enabled car key functions on certain third-party devices equipped with near-field communication, or NFC, capabilities, including smart phones and smart watches. Based on the digital car key, our Smart EV automatically switches to a driver’s personalized setting, including those relating to seat position and entertainment.

•

Intelligent recommendations. Xmart OS makes intelligent recommendations that are based on customer behavior, customer preferences, vehicle conditions, traffic conditions or other relevant factors. Many of the recommendations are developed through big data analytics. For example, Xmart OS may recommend nearby parking lots and charging stations, alternative routes to avoid traffic congestions or turning on autonomous driving under suitable conditions.

•

Remote control. Our XPeng mobile app also offers various remote control capabilities, such as (i) remotely activating the sentry mode to monitor security risks and (ii) remotely turning on air conditioning before entering the vehicle.

OTA Firmware Updates

Our technological capabilities in software and hardware integration and E/E architecture enable us to effectively deliver OTA firmware updates. We are differentiated from traditional OEMs, which typically can only provide updates through offline dealerships. Our OTA capability allows us to frequently upgrade our Smart EVs throughout the product lifecycle, and enables our customers to enjoy more functions and better user experience. A customer can conveniently schedule the time for an OTA update through our XPeng mobile app. By bringing our latest technologies to our customers, OTA updates extend our customer engagement beyond vehicle delivery and help us further enhance customer loyalty.

We seek to make as many functions OTA upgradable as practicable. Many of the ECUs on the G3 and almost all of the ECUs on the P7 can be updated through OTA. For example, the OTA update in October 2020 covered 35 ECUs, including vehicle control unit, battery management system, sensor control unit and autonomous driving control unit. Our OTA capability also allows us to introduce new value-added service offerings. As of December 31, 2020, we have completed 14 major OTA firmware updates with 55 new features added to the G3, as well as five major OTA firmware updates with 31 new features added to the P7. In January 2021, we further introduced an OTA firmware update to the P7 with over 40 new features, including the NGP for highway driving.

Closed-Loop Data

Our in-house developed autonomous driving system and intelligent operating system enable us to collect field data from our Smart EVs. We focus on customer experience and strive to continuously improve the features on our Smart EVs. Our closed-loop data capability is designed to improve our software by analyzing field data, and we then deploy new technologies to our vehicles through OTA firmware updates.

As the number of our Smart EVs increases on the road, we will gain more insights as to the customer experience with XPILOT and Xmart OS by analyzing field data. With respect to XPILOT, we collect sensor data relating to instances when a driver has to take control over the vehicle from the system. With respect to Xmart OS, we gain insights on customer preference to provide a better customer experience. For example, we continuously improve the ability of Xmart OS to make intelligent recommendations, which may relate to navigation, safe driving, charging options, infotainment or other aspects of the in-car experience.

Powertrain

Powertrain plays a critical role in our ability to deliver safe and high-performance EVs at competitive prices. Leveraging our superior in-house research and development capabilities, we are able to differentiate our Smart EVs in key powertrain features, such as battery safety, range, noise, drivability and digitization. The powertrain’s ECUs are amenable to OTA firmware updates, which enables us to improve the powertrain’s functions and customer experience after delivery. Our Smart EV’s powertrain consists of the battery system, electric drive system, high voltage system and vehicle control unit, or VCU.

Battery System

Our Smart EVs’ battery system utilizes high-energy density battery cells, which are packed into modules and fastened to a high-strength aluminum frame. Through our research and development efforts, we seek to enhance the energy density of the battery pack and reduce its cost, while also maintaining its safety, reliability and longevity. In addition, we believe the flexibility of our battery system will enable us to leverage technological advancements of battery cells.

We utilize lithium NCM cells and LFP cells for our batteries. In particular, we collaborated with a top-tier supplier to develop the P7’s battery cells, which offer high energy density and low height. In March 2021, we introduced new versions of the G3 and the P7 powered by LFP battery to provide a wider range of options for our customers. We also focus on the safety and longevity of battery cells in the development process, and battery cells have been subject to extensive testing. The protection offered by the battery pack and the safety functions of the battery management system also contribute to the safe operation of battery cells.

The G3’s battery pack is designed in-house and produced either by a contract manufacturer or in-house. We both design and produce the P7’s battery pack in house, which allows us to improve product quality and reduce cost. We apply sophisticated techniques to make the battery pack both strong and well-sealed. The battery pack has water-and-dust resistance capabilities that reach IP68, the highest standard in the industry, as it can be immersed underwater at one-meter depth for 48 hours without leakage. The structure and materials used in the battery pack are optimized for thermal management and thermal conduction. In addition, we fill non-combustible materials among battery cells, and we optimize the placement of the high-voltage electrical circuit within the battery to enhance electric safety in the event of a collision. The rigor of our stress tests for battery system exceeds industry standards, and our stress tests cover such areas as shaking, compression, thermal disorder, water-tightness and electric insulation. As a testament to the safety of batteries, our vehicles had been driven for an estimated total of 589 million kilometers, as of December 31, 2020.

Our battery management system, or BMS, is designed in-house to optimize battery performance. It monitors the status of each battery cell in real time and ensures the safe functioning of the battery system through comprehensive troubleshooting mechanisms. Our BMS accurately calculates the remaining battery capacity, and the accuracy of such calculation is essential to the battery’s safety and longevity, as well as a customer’s driving experience. In addition, our BMS has strong thermal management capabilities. It intelligently monitors changes in battery temperature and activates the relevant cooling or heating mechanisms to keep the battery within the optimal temperature range. To ensure the battery’s longevity, our BMS keeps the temperature difference among battery cells within five degrees Celsius, thereby maintaining uniform performance within the battery system.

Our batteries are capable of rapid charging, which offers our customers a convenient experience. For example, the P7’s battery pack can be charged from 30% to 80% of its battery capacity in less than 30 minutes. Furthermore, the P7’s battery pack demonstrates durable cycle performance and retains over 90% of its initial capacity after approximately 160,000 kilometers of mileage.

Electric Drive System

The electric drive system uses the electricity supplied by the battery to deliver the power that drives an EV, and mainly consists of an electric motor, a motor control unit and a fixed gear transmission. We have designed a three-in-one electric drive system for the P7, which combines the three main components into one integrated platform. Compared with the traditional decentralized electric drive layout, our three-in-one electric drive system has a more compact structure that weighs less and achieves higher power efficiency.

We have designed high-performance electric motors for our Smart EVs. For example, the P7 features permanent-magnet synchronous motors. The P7’s rear motor offers a maximum power of 196 kw, and the rear-motor electric drive system has a high power density of 2.0 kW/kg. To differentiate our Smart EVs, we have developed our own electromagnetic solution, and our supplier optimizes electric motors based on our solution. As a result, our P7’s electric motors achieve industry-leading noise reduction capability.

As a result of our strong system integration capabilities, we are able to optimize the drivability of our Smart EVs. Our OTA capability will allow us to introduce new driving modes for our Smart EVs. In addition, we have digitized the electric driving system, and we are able to remotely diagnose and resolve certain problems in the system.

High-Voltage System

Our high-voltage system is designed in-house and manufactured by suppliers based on our specifications for each component. Our high-voltage system is reliable, safe and cost-efficient. The high-voltage system mainly contains an on-board charging system, a DC-to-DC converter and high-voltage wiring. The on-board charge converts alternating current supplied by a charging source to direct current for battery charging. The DC-to-DC converter converts high-voltage direct current supplied by the battery pack to low-voltage direct current for the E/E architecture.

VCU

The VCU coordinates the powertrain’s other subsystems, including the battery system, the electric drive system and the high-voltage system. The VCU receives instructions and information from the driver and certain systems of the vehicle, including the autonomous driving system, the chassis and the braking system, and controls the powertrain’s operation. By monitoring and coordinating the status of the powertrain’s subsystems, the VCU allows the powertrain to function efficiently as an integrated system.

We design both the software and certain hardware of the VCU in-house to continuously improve its functions. Our VCU offers a variety of driving modes to satisfy different driving needs and achieves good drivability through precise calibration. In the P7’s four-wheel drive configuration, the VCU intelligently controls the torque based on the driving mode, vehicle acceleration and other relevant factors to offer a tailored driving and handling experience. The VCU also enhances the vehicle’s energy efficiency by, among other things, optimizing energy recycle and torque distribution.

Electrical and Electronic Architecture

We design the E/E architecture for our Smart EVs to enable seamless integration of software and hardware and rapid technology innovations. The E/E architecture is connected to a central gateway module, with ECUs performing specific functions in different parts of the vehicle. The E/E architecture in our Smart EVs mainly supports the following the functions.

•

In-car communications and data transmission. Our E/E architecture features Ethernet that offers 100 megabits per second bandwidth for in-car communications and supports data transmission with the cloud. In contrast, a traditional ICE vehicle is typically not equipped with Ethernet.

•

Autonomous driving. The in-car Ethernet enables high bandwidth communication to support autonomous driving capabilities, including instantly transmitting high volume of data from sensors, such as 360-degree panoramic cameras.

•	Smart cockpit. With enhanced computing power, our smart cockpit features, among other things, games, videos and 3D visual effects.

•	Connectivity capabilities. Our Smart EVs offer data transmission and uploading capabilities through the 4G network. In addition, digital car keys are enabled by NFC or Bluetooth.

Vehicle Design and Engineering

We have strong in-house capabilities in vehicle design and engineering, covering the entire product development process from conception to completion. Our vehicle design and engineering team has deep technical expertise in the design and development of vehicle’s body, interior and exterior, as well as chassis, thermal management, electrical engineering, embedded system and vehicle integration.

We have a robust vehicle development process, including corporate technical standards, product development process and quality assurance process, to ensure high quality standards, as well as cost and time efficiency. We implement a strict verification process to ensure that our Smart EVs meet the designed specifications at each of the component level, system level and vehicle level. Before launching a model, we test its durability through a mileage accumulation fleet. We also utilize computer-aided engineering simulations to optimize our product design, which have enabled us to reduce our Smart EVs’ vibration and noise. We have labs and testing sites that allow our engineers to design, analyze and validate our vehicles at all levels.

Leveraging our strong design and engineering capabilities, we have developed two models, the G3 and P7, based on two highly flexible Smart EV platforms, David and Edward, respectively. The David platform has been designed for vehicles with wheelbases ranging from 2,600 millimeters to 2,800 millimeters, and the Edward platform has been designed for vehicles with wheelbases ranging from 2,800 millimeters to 3,100 millimeters.

Illustrations of the David platform and the Edward platform are set forth below.

We plan to launch new models based on the two Smart EV platforms over the near term. Specifically, our third Smart EV model will be a sedan based on the David platform and our fourth Smart EV model will be an SUV based on the Edward platform. Other than the existing two Smart EV platforms, David and Edward, we have also commenced developing a new platform. We plan to expand our product portfolio with offerings that meet different customer preferences within the mid- to high-end segment of China’s passenger vehicle market. By leveraging this multi-platform strategy, we expect to enjoy high cost-efficiency in research and development and accelerated speed in launching new products with proven reliability. We also expect our platform approach to enhance manufacturing efficiency and achieve economies of scale, as models based on the same platform may share a significant number of common components.

Sales and Marketing

We have an omni-channel sales model, which combines a data-driven and targeted online marketing strategy with a physical sales and service network. We seek to cost-efficiently expand our customer reach and grow sales, while delivering a consistent brand image, customer experience and price across all channels.

Customers are increasingly associating smartness, quality and performance with our brand. According to surveys we conducted with our customers, top reasons why customers chose our products include attractive design, interactive smart mobility experience, long driving range and advanced technology, among others.

As of December 31, 2020, our physical sales and service network consisted of 160 stores and 54 service centers, covering 69 cities in China. Of these 160 stores, 72 were direct stores and 88 were franchised stores, and of these 54 service centers, three were direct service centers and 51 were franchised service centers.

We strategically locate a substantial majority of our stores in shopping malls, as we believe such locations enable us to raise our brand awareness and attract customer traffic in a cost-efficient manner. Furthermore, the stores carry no inventory, which reduces the amount of capital required for operating such stores. We started to establish our direct stores in the end of 2018. To accelerate the expansion of our physical sales and service network, we started to roll out franchised stores in June 2019. Our service centers serve as delivery and after-sales service centers, where customers can pick up the EVs they ordered and access after-sales services. To offer a good delivery and service experience, service centers are typically situated at locations that offer large floor areas and convenient transportation options.

We offer a consistent brand image, customer experience and price across direct stores and franchised stores. For example, our trainings for sales staff and specifications for store design are consistent across direct stores and franchised stores. We pay franchisees commissions based on their sales volumes and customer satisfaction. We centrally plan our marketing activities and implement them consistently across all stores. Our asset-light franchise model allows us to expand our sales and service network rapidly.

We actively engage in data-driven and targeted online marketing through a variety of channels to further enhance our brand recognition and acquire customers. We mainly utilize (i) our own XPeng website and mobile app, (ii) our official accounts on online social media platforms, such as Weibo, WeChat, Kuaishou and Douyin, (iii) advertising placements on online portal, such as general news portals and auto news portals, and (iv) our online stores on e-commerce platforms, such as Tmall. As of December 31, 2020, we had an aggregate of more than two million followers on social media and e-commerce platforms. We are able to precisely and efficiently allocate online leads acquisition based on our own real-time order conversion data. In 2020, over 50% of our orders were converted from leads generated through our online channels.

While currently we primarily sell products and services in the China market, we also made positive progress in overseas markets. In December 2020, the first batch of the European version of the G3 was delivered to customers in Norway, and a second batch was shipped in the first quarter of 2021. We plan to further expand into other select European countries in the near future, and expect to continue strengthening our overseas sales and service capability, and to adjust the user interfaces of our software systems to optimize our products and services for consumers in overseas markets.

Comprehensive Services

We offer our customers a comprehensive suite of charging solutions and after-sales services, as well as various value-added services. These services offer our customers a convenient experience and enable full lifecycle engagement with our customers, which in turn improves their loyalty.

Charging Solutions

We aim to offer our customers a convenient charging experience by giving them access to a wide and expanding charging network in a cost-efficient manner. Our customers can choose to charge their EVs by home chargers, XPeng-branded super charging stations or third-party charging piles connected to our charging network. We will continue to expand the XPeng-branded super charging network coverage, to provide greater accessibility and enhanced charging experience to our customers. Since September 2020, we started to provide a free charging program to qualified car owners in select cities, and such program has been expanding rapidly and already covered 140 cities in China as of March 31, 2021.

•	Home charging. We offer installation of home chargers for our customers. As of December 31, 2020, over 50% of our customers had installed our home chargers.

•

XPeng-branded super charging stations. As of December 31, 2020, there were 159 XPeng-branded super charging stations, covering over 50 cities in China. On average, each XPeng-branded super charging station has about seven super chargers, which has a peak power output of 120kW. XPeng-branded super charging stations are available 24/7. We are one of few EV companies that have established their own charging networks in China, and we will continue to strategically expand the network of our XPeng-branded super charging stations to better serve our customers. We also plan to establish self-operated super charging stations for exclusive use of our customers in the future. We believe the XPeng-branded super charging stations allow us to enhance our brand recognition and provide differentiated user experience to our customers, and we plan to further expand the number of XPeng-branded super charging stations.

Third-party charging piles. As of December 31, 2020, we offer a charging network that is connected to over 200,000 third-party charging piles across China, including those operated by large-scale service providers, such as TELD. We plan to expand the charging network available to our customers primarily by partnering with third parties. Both our in-car navigation system and mobile app can assist our customers to find the nearest available charging pile. Customers can use our XPeng mobile app to pay for charging at both XPeng-branded super charging stations and third-party charging piles.

After-Sales Services and Warranty

We provide efficient after-sales services both offline and online. Offline services are available at our service centers and cover repairs and maintenance for our Smart EVs. We also provide online after-sales services, which are enabled by our cloud capabilities and high-speed connectivity of our Smart EVs. Our system is able to monitor vehicle performance status in real time, remotely diagnose certain vehicle malfunctions and potential issues and recommend solutions to prevent problems. Certain software-related issues can be resolved remotely through OTA updates. In 2020, over 60% of after-sales service requests were addressed by our remote helpdesk. In addition, we have developed an intelligent remote diagnosis system, which detects potential system error before it occurs to ensure vehicle safety.

We offer competitive warranty terms. To retail customers who purchased the G3, we offer (i) a four-year or 100,000-kilometer warranty and (ii) an eight-year or 150,000-kilometer warranty for critical components, such as battery pack, motors and VCU. To retail customers who purchased the P7, we offer (i) a five-year or 120,000-kilometer warranty and (ii) an eight-year or 160,000-kilometer warranty for critical components, such as battery pack, motors and VCU. With respect to each vehicle model, we also offer a two-year or 50,000-kilometer warranty covering vehicle repair, replacement and refund, in the event of certain product malfunctions specified in the applicable regulation.

Other Services

We also offer the following services.

•

Insurance agency service. We assist our customers to obtain automotive insurances from insurance companies. To offer a convenient experience, we leverage the sentry mode function to help customers submit photos of accidents when making insurance claims.

•

Automotive loan referral and finance lease. We cooperate with banks and connect them with customers who seek automotive financing solutions. To complement the banks’ services, we also offer finance leases to our customers through a wholly-owned subsidiary, and we record the relevant finance leases on our balance sheet.

•

In-car payment. We have deployed Alipay on the P7, enabling customers to conveniently make transactions on in-car apps. In addition, our customers will be able to set up automatic payment for tolls and parking fees through the in-car Alipay app in the future.

•

Ride-hailing service. To enhance our brand recognition and allow more people to experience our Smart EVs, we have deployed a small number of our Smart EVs to offer ride-hailing service in Guangzhou on a trial basis. We have no current plan to scale up our ride-hailing service.

•

Premium music subscription service. We introduced a premium music subscription via OTA firmware update in June 2020, which provides a high fidelity music experience supported by the premium audio system and ambient lighting in our Smart EVs. In December 2020, our customers listened to approximately two and a half hours of online music per day on the wheel.

Manufacturing

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We take a lean production approach, with the aim of continuous optimization in operating efficiency and product quality.

We started production of the P7 at our plant in Zhaoqing, Guangdong province, in May 2020. We produce the G3 through a contract manufacturing collaboration with Haima Automobile Co., Ltd, or Haima, in Zhengzhou, Henan province. Such arrangement allows us to retain effective control over the supply chain, manufacturing process and quality control with minimal initial capital expenditure, at the initial stage of our development. The Zhaoqing plant and the Haima plant have annual production capacity of up to 100,000 units and 150,000 units, respectively. To further expand our production capacity, we plan to construct new Smart EV manufacturing bases in Guangzhou and Wuhan with expected annual production capacity of up to 100,000 units each.

Zhaoqing Plant

The Zhaoqing plant currently occupies a parcel of land of over 600,000 square meters and has a construction area of over 230,895 square meters. The plant has a designed annual production capacity of 100,000 units. We have completed the requisite registration and obtained the key regulatory approvals for the production of the P7 at the plant by May 2020. We have completed the major portion of capital expenditure required for the Zhaoqing plant by the end of 2019. We are eligible to apply for additional land use rights in Zhaoqing, which offers the potential to further expand the plant’s production capacity.

Our Zhaoqing plant is an eco-friendly, digitalized and intelligent manufacturing facility, which is able to produce multiple models concurrently based on customer orders. The Zhaoqing plant houses five major manufacturing processes, which are highly automated and include stamping, welding, painting and assembling and battery packing. We utilize an advanced manufacturing execution system, or MES, that coordinates a large number of robots and automated guided vehicles, or AGVs, to manage our production processes based on customer orders. In our quality control process, we utilize advanced technological systems, such as a testing system for the VCU and an intelligent calibration system for autonomous driving sensors, to ensure the quality of our Smart EVs.

By establishing our own plant, we are able to exercise direct control over product quality and gain more flexibility in adjusting our manufacturing process and production capacity. The same management team oversees the Zhaoqing plant and the Haima plant, which enables us to seamlessly transfer the experience we gained at the Haima plant to the Zhaoqing plant.

Haima Plant

In March 2017, we entered into a contract manufacturing arrangement with Haima, a China-based automotive manufacturer with its shares publicly listed on the Shenzhen Stock Exchange. Haima has over three decades of automotive manufacturing experience, and it has provided a plant in Zhengzhou for the manufacturing of the G3. The Haima plant currently has an annual production capacity of up to 150,000 units.

Our collaboration with Haima has enabled us to achieve rapid speed to market and scalability with minimal capital outlay at the early stage of our business. While Haima is in charge of the day-to-day operations of the plant, we retain effective control over the supply chain, the manufacturing process, testing and quality control. We take comprehensive measures to ensure that our Smart EVs are manufactured in accordance with our standards. We have dedicated production management and quality control teams on site to monitor the manufacturing process and perform quality control procedures.

We have entered into collaboration agreements with Haima with initial terms that will expire on December 31, 2021, and such agreements are renewable by mutual consent. Pursuant to the agreements, we pay Haima manufacturing and technology service fees on a monthly basis based on the number of vehicles ordered, with no minimal requirement on the production volume.

New Guangzhou Smart EV Manufacturing Base

In September 2020, we entered into a cooperation agreement with Guangzhou GET Investment Holdings Co., Ltd., or Guangzhou GET Investment, a wholly owned investment company of Guangzhou Economic and Technological Development Zone, which is a local government authority in Guangzhou. Pursuant to the cooperation agreement, Guangzhou GET Investment agrees to support the construction of a new Smart EV manufacturing base for us in the Guangzhou Economic and Technological Development Zone. The new Smart EV manufacturing base will house a broad range of functions, including research and development, manufacturing, vehicle testing, sales and other smart mobility functions. The new base is expected to significantly expand our production capacity.

Pursuant to the cooperation agreement, Guangzhou GET Investment will invest up to RMB1.3 billion to construct the Smart EV manufacturing base according to design requirements and specifications to be provided by us. The Smart EV manufacturing base is expected to satisfy the requirements for commencing operation by December 2022, upon which Guangzhou GET Investment will lease it to an operating subsidiary of our company for a tenure of seven years. Upon the expiry of the lease, such subsidiary will acquire the Smart EV manufacturing base from Guangzhou GET Investment at costs incurred by Guangzhou GET Investment. Guangzhou GET Investment also agreed to provide or facilitate RMB1.2 billion in financing to such subsidiary for its purchase of manufacturing equipment in the form of fixed-return redeemable investment or long-term bank loans.

Furthermore, Guangzhou GET Investment has made an investment of RMB1 billion in Chengxing Zhidong on March 31, 2021. Guangzhou GET Investment has also previously reserved approximately RMB0.5 billion for participation in our securities offerings, and approximately half of the amount is still available for additional investments in us before the end of August 2022.

New Wuhan Base

On April 8, 2021, we entered into an investment agreement with Wuhan ETDZ Committee, a local government authority in Wuhan. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to support our construction of a new Smart EV manufacturing base and research and development center in the Wuhan Base. The Wuhan Base has a planned annual production capacity of 100,000 units. The Wuhan Base is expected to start construction in 2021 and be put into production in 2023 and will accelerate our momentum to achieve our goals in innovation, technological advancement and growth.

Supply Chain

We procure components from both domestic suppliers and global suppliers. To improve cost efficiency and control supply chain risk, we seek to localize our supply chain to the extent practicable and a majority of our components are purchased in China.

We have formed strategic partnerships with several key suppliers, such as Bosch, Brembo and CATL. Such strategic partnerships offer us advantages in pricing as well as access to new technologies. We have co-developed cutting-edge technology solutions with certain suppliers, and such collaboration demonstrates the suppliers’ confidence in our research and development capabilities and prospects. For example, we collaborated with CATL to develop the P7’s prismatic lithium NCM cells, which offer high energy density and low height. In our procurement process, we choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity, price and market reputation.

Quality Control

We implement full-cycle quality control, covering design, procurement, production, sales and after-sales services. Our quality assurance measures help us maintain our high standards for products and services. Before we launch a new model, we subject the prototypes to rigorous testing to identify and address weaknesses. We tested our new model under a variety of environmental conditions, such as mountains, deserts and snow fields. We evaluate our suppliers to ensure that their processes and systems are capable of delivering the components that meet our technical specifications.

Our development and production processes are supported by a rigorous validation and quality assurance program. We subject each vehicle design to a series of testing and validation to ensure the design’s reliability and performance.

We rely on a holistic quality control process, which combines with our MES and quality management system, or QMS, to ensure that we achieve the highest quality standard for each vehicle. We utilize advanced intelligent inspection methods, such as exterior inspection, battery inspection, autonomous driving system testing and sensor calibration, to conduct quality checks.

Our holistic and rigorous quality assurance process also allows us to deliver consistent and high quality services to our customers. Through our smart vehicle diagnosis and management platform, our Smart EVs can perform automated diagnosis on key components and generate corresponding alerts, thereby allowing us to provide immediate and highly efficient support to our customers. Our QMS, integrated with the after-sales services system, enables us to deploy quick and timely rectifications. Through OTA firmware updates, we can remotely update the ECUs and continuously improve our customers’ driving experience.

Data Privacy and Security

We are committed to complying with data privacy laws and protecting the security of customer data. We mainly collect and store data relating to the usage of the autonomous driving system and the intelligent operating system, as well as data collected through our sales and services channels. Such information is collected with prior consent from our customers in accordance with applicable laws and regulations. Our data usage and privacy policy, which is provided to every customer, describes our data practices. Specifically, we undertake to manage and use the data collected from customers in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss, or leak of customer data and will not disclose sensitive customer data to any third party without customers’ approval except under legal requirement or certain circumstances specified in the customer consent. We strictly limit and monitor employee access to customer data. We provide data privacy training to these employees and require them to report any information security breach.

We use a variety of technologies to protect the data with which we are entrusted. For example, we segregate our internal databases and operating systems from our external-facing services and intercept unauthorized access. We de-sensitize customer data by removing personally identifiable information, when such information is not relevant to our business. We also store customer data in encrypted format. In addition, we encrypt our data transmission, especially customer data transmission, using sophisticated security protocols and algorithms to ensure confidentiality. We back up our customer data and operating data on a regular basis in separate back-up systems to minimize the risk of customer data loss or leakage. Whenever an issue is discovered, we take prompt actions to upgrade our system and mitigate any potential problems that may undermine the security of our system. We believe our policies and practice with respect to data privacy and security are in compliance with applicable laws and with prevalent industry practice.

Competition

We have strategically focused on offering Smart EVs for the mid- to high-end segment of China’s passenger vehicle market. We directly compete with other pure-play EV companies, especially those targeting the mid- to high-end segment. To a lesser extent, our Smart EVs also compete with ICE vehicles in the mid- to high-end segment offered by traditional OEMs. Furthermore, traditional OEMs that have strong brand recognition, substantial financial resources, sophisticated engineering capabilities and established sales channels may shift their focus towards the EV market in the future. We believe that our competitive advantage over existing and potential competitors lies in our innovative product offerings localized for Chinese consumers, ability to offer a great-to-drive and great-to-be-driven experience, deep software, hardware and data technologies, innovative software and content monetization model, scalable and efficient platforms and winning team for Smart EV.

Intellectual Property

We have developed a number of proprietary systems and technologies, and our success depends on our ability to protect our core technology and intellectual property. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights. As of December 31, 2020, we had 688 patents (including 151 invention patents), 1,305 pending patent applications, 477 registered trademarks and 85 pending trademark applications in China and certain other jurisdictions. As of December 31, 2020, we also had 121 registered software copyrights and 107 registered domain names, including www.xiaopeng.com.

Employees

As of December 31, 2018, 2019 and 2020, we had a total of 2,598, 3,715 and 5,084 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2020.

Function	Number of Employees	Percentage to Total
Research and development	2,063	40.6%
Sales and marketing	2,011	39.6%
Manufacturing	722	14.2%
General and administration	57	1.1%
Operation	231	4.5%

Total	5,084	100.0%

As of December 31, 2020, 4,986 of our employees were based in mainland China or Hong Kong, and 98 of our employees were based in the United States. Substantially all of the employees based in the United States are research and development staff dedicated to autonomous driving technology.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. In addition, we purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. Historically, we have offered and sold units of the G3 and the P7 to employees at discounts and delivered a small number to employees prior to mass deliveries. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

We own land use rights with respect to a parcel of land of over 600,000 square meters in Zhaoqing, Guangdong Province, and such land use rights expire in 2067. We have constructed our Zhaoqing plant on this parcel of land, and the plant has a construction area of 230,895 square meters. We also own land use rights with respect to a parcel of land of over 63,853 square meters in Guangzhou, Guangdong Province, and such land use rights expire in 2070. We plan to construct a trial production facility on this parcel of land.

We also maintain a number of leased properties. Our corporate headquarters is located in Guangzhou, Guangdong Province, where we lease 71,755 square meters of properties primarily for corporate administration, research and development, trial production and testing. We also lease properties of 6,991 square meters in Beijing, Shanghai and Shenzhen, as well as 30,088 square feet in Silicon Valley and San Diego in the United States, primarily for research and development and sales and marketing. These leases have terms ranging from two to ten years. In addition, we lease a number of facilities for our direct stores, self-operated charging stations and logistics centers across China.

We intend to add new facilities or expand our existing facilities as we scale up our business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Insurance

We maintain property insurance, fire insurance, public liability insurance, employer’s liability insurance and driver’s liability insurance. Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in China. We also purchase additional commercial health insurance to increase insurance coverage of our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is in line with the industry and adequate to cover our key assets, facilities and liabilities.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulation Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2020 version), or the 2020 Negative List, as promulgated on June 23, 2020 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and taking effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM on December 27, 2020 and taking effect on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

Regulation Related to Manufacturing New Energy Passenger Vehicles

Under the PRC laws, a newly-established manufacturer of new energy passenger vehicles shall first complete the filings with the competent local counterpart of the NDRC, and thereafter obtain the entry approvals from the Ministry of Industry and Information Technology, or the MIIT, for itself and the new energy passenger vehicles to be manufactured by them.

On June 2, 2015, the NDRC and the MIIT promulgated the Administrative Measures for Newly-established Manufacturers of Pure Electric Passenger Vehicles, or Circular 27, which took effect on July 10, 2015. According to Circular 27, a newly-established manufacturer for pure electric passenger vehicles shall satisfy specific requirements including, among others, having complete vehicle research and development capabilities, power systems and other necessary technologies, and shall obtain the NDRC approval with respect to the project investments in manufacturing the pure electric passenger vehicles. According to the Administrative Measures for Investment in Automobile Industry, which was subsequently promulgated by the NDRC on December 10, 2018 and took effect on January 10, 2019, the projects in relation to newly-established manufacturer for pure electric passenger vehicles shall be filed with the competent provincial counterpart of the NDRC, which supersedes the requirement of obtaining the approval from the NDRC under Circular 27.

In addition, according to the Administrative Measures for the Entry of Manufacturers of New Energy Passenger Vehicles and the Products promulgated by the MIIT on January 6, 2017, which took effect on July 1, 2017 and last amended on July 24, 2020, or Circular 39, the MIIT is responsible for the national-wide administration of new energy vehicles and their manufacturers. The manufacturers shall apply to the MIIT for the entry approval to become a qualified manufacturer in China and shall further apply to the MIIT for the entry approval for the new energy passenger vehicles before commencing the manufacturing and sale of the new energy passenger vehicles in China. Both of the new energy passenger vehicles and their manufacturers will be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT from time to time, or the Manufacturers and Products Announcement, if they have obtained the entry approval from the MIIT.

Furthermore, to obtain the entry approvals from the MIIT, the manufacturers shall meet certain requirements, including, among others, having obtained the approvals or completed the filings with the NDRC in relation to the project investments in manufacturing the electric vehicles, having capabilities in the design, development and manufacture of automotive products, ensuring product consistency, providing after-sales service and product safety assurance, and the new energy vehicles shall meet the technical criteria contained in Circular 39 and other safety and technical requirements specified by the MIIT and pass the inspections conducted by the relevant state-recognized testing institutions. Any manufacturer manufacturing the new energy vehicles without obtaining the entry approval or selling new energy vehicles not listed in the Manufacturers and Products Announcement may be subject to penalties including fines, forfeiture of illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

Regulation Related to Compulsory Product Certification

According to the Administrative Regulations on Compulsory Product Certification as promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ, which was merged into the SAMR afterwards, on July 3, 2009 and became effective on September 1, 2009 and the List of the First Batch of Products Subject to Compulsory Product Certification as promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee, or the CAA on December 3, 2001, and became effective on the same day, QSIQ are responsible for the quality certification of automobiles. Automobiles and the relevant accessories must not be sold, exported or used in operating activities until they are certified by certification authorities designated by CAA as qualified products and granted certification marks.

Regulation Related to Government Subsidies and Exemption of Vehicle Purchase Tax for Purchasing New Energy Vehicles

On April 22, 2015, the Ministry of Finance, or the MOF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly promulgated the Circular on Financial Subsidies on the Promotion and Application of New Energy Vehicles from 2016 to 2020, or the NEV Financial Subsidies Circular, which took effect on the same day. The NEV Financial Subsidies Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application issued by the MIIT, or the Recommended NEV Catalogue, may enjoy government subsidies. A purchaser may purchase a new energy vehicle from a manufacturer by paying the price deducted by the subsidy amount, and the manufacturer may obtain the subsidy amount from the PRC central government after such new energy vehicle is sold to the purchaser. Our products, the G3 and the P7, are eligible for such subsidies. Furthermore, a preliminary phase-out schedule for the provision of subsidies during the period from 2016 to 2020 contained in NEV Financial Subsidies Circular specifies that the subsidy amount per vehicle, or subsidy criteria, for the year 2017 to 2018 will be reduced by 20% compared to that of the year 2016, and the subsidy criteria for the year 2019 to 2020 will be reduced by 40% compared to that of the year 2016.

On December 29, 2016, the MOF, the MOST, the MIIT and NDRC jointly promulgated the Circular on Adjusting the Subsidy Policies on Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the NEV Subsidy Policies, which became effect on January 1, 2017, to enhance the technical requirements and adjust the subsidy criteria of qualified new energy vehicles in the Recommended NEV Catalogue. The Circular on Adjusting the NEV Subsidy Policies caps the subsidy amount from the local governments at 50% of the subsidy amount from the central government, and further specifies that national and local subsidies for purchasers purchasing new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to the then-existing subsidy standards. The MOF, the MOST, the MIIT and the NDRC promulgated a series of circulars in 2018 and 2019 to further adjust the technical requirements and subsidy criteria of new energy vehicles eligible for government subsidies.

On April 23, 2020, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Improving Subsidy Policies on Promotion and Application of New Energy Vehicles, which took effect on the same day, or the 2020 NEV Financial Subsidies Circular, which extends the implementation period of financial subsidy policy for new energy vehicles to the end of 2022. The 2020 NEV Financial Subsidies Circular further specifies that the subsidy criteria for new energy vehicles during the period from year 2020 to 2022 will generally be reduced by 10%, 20% and 30% compared to the subsidy standard of the previous year respectively, and the number of vehicles eligible for the subsidies will not exceed approximately two million each year. Furthermore, on December 31, 2020, the abovementioned authorities further promulgated another similar circular to reiterate the principles including among others, the subsidy criteria reduction rate as stipulated in the 2020 NEV Financial Subsidies Circular.

On December 26, 2017, the MOF, the State Administration of Taxation, or the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempted from Vehicle Purchase Tax jointly issued by MIIT and the SAT. On April 16, 2020, the MOF, the SAT and the MIIT further promulgated the Announcement on Relevant Policies for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which will take effect on January 1, 2021, and will further extend the exemption period for the vehicle purchase tax of new energy vehicles to December 31, 2022.

Regulation Related to Electric Vehicle Charging Infrastructure

Pursuant to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles which took effect on July 14, 2014, the Guiding Opinions of the General Office of the State Council on Accelerating the Construction of Charging Infrastructure of the Electric Vehicle which took effect on September 29, 2015 and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020) which took effect on October 9, 2015, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and requires relevant local authorities to adopt simplified construction approval procedures and expedite the approval process. In particular, only newly-built centralized charging and battery replacement power stations with independent land occupation are required to obtain the construction approvals and permits from the relevant authorities. Government guidance price should be implemented in managing the rate of the charging service fees before the year 2020. Furthermore, the Circular on Accelerating the Development of Electric Vehicle Charging Infrastructure in Residential Areas jointly promulgated by the NDRC, the National Energy Administration, the MIIT and the Ministry of Housing and Urban-Rural Development on July 25, 2016 provides that charging infrastructures in residential areas should be covered by product liability insurance policies and charging safety liability insurance policies, and operators of electric vehicle charging and battery swap infrastructure facilities are required to be covered under safety liability insurance policies.

In addition, various local governmental authorities have implemented measures to encourage the construction and development of the electric vehicle charging infrastructure. For instance, on April 3, 2020, the Municipal Bureau of Industry and Information Technology of Guangzhou promulgated the Circular on Measures of Promoting Automobile Production and Consumption of Guangzhou, which took effect on the same day and will remain effective until December 31, 2020, aiming, among other things, to promote the construction of ancillary facilities of the new energy vehicles, including the charging facilities in areas such as public carparks and industry parks.

Regulations relating to parallel credits policy on vehicle manufacturers and importers

On September 27, 2017, the MIIT, the MOF, the MOFCOM, the General Administration of Customs and the QSIQ jointly promulgated the Measures for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprise, which were last amended on June 15, 2020 and took effective on January 1, 2021. Pursuant to the measures, the vehicle manufacturers and vehicle importers above a certain scale are required to maintain their new energy vehicles credits, or NEV credits, above zero. The NEV credits equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores calculated in a manner as stipulated under the measures. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers.

According to these measures, the requirements on the NEV credits shall be considered for the entry approval of passenger vehicle manufacturers and products by the regulators. If a passenger vehicle enterprise fails to offset its negative credits, its new products which fuel consumption does not reach the target fuel consumption value for a certain vehicle models as specified in the Evaluation Methods and Indicators for the Fuel Consumption of Passenger Vehicles will not be listed in the Manufacturers and Products Announcement or will not be granted the compulsory product certification, and the vehicle enterprises may be subject to penalties according to the relevant rules and regulations.

Regulation Related to Automobile Sales and Consumer Rights Protection

Pursuant to the Product Quality Law of the PRC promulgated on February 22, 1993 and most recently amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and may be subject to confiscation of the products and fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the violator’s business license may be revoked. Pursuant to the Regulations on the Administration of Recall of Defective Automobile Products, which was issued by the State Council on October 22, 2012 and amended on March 2, 2019, together with the relevant implementing measures as issued by the SAMR, or the Recall Regulations, manufacturers shall recall all defective automobiles in accordance with requirements contained therein; otherwise, the product quality supervision department of the State Council shall order manufacturers to recall accordingly. On November 25, 2020, the SAMR issued a Circular on Further Strengthening the Regulation of Recall of Automobile with Over-The-Air (OTA) Technology, or the OTA Recall Circular, pursuant to which automobile manufacturers that provide technical services to sold automobiles through OTA technology are required to complete filings with the SAMR in accordance with the Recall Regulations, and for technical services through OTA implemented from January 1, 2020 to the date of issuance of the OTA Recall Circular, the automobile manufacturers shall make supplementary filings with the SAMR before December 31, 2020. In addition, if an automobile manufacturer uses OTA technology to eliminate defects and recalls its defective products, it shall make a recall plan and complete a filing with the SAMR in accordance with the Recall Regulations.

According to the Administrative Measures on Automobile Sales promulgated by the MOFCOM on April 5, 2017, which took effect on July 1, 2017, automobile suppliers and dealers shall sell automobiles, spare parts and other related products that are in compliance with relevant provisions and standards of the state, and the dealers shall, in an appropriate manner, expressly indicate the prices of automobiles, spare parts and other related products as well as the rates of charges for various services on their business premises, and shall not sell products at higher prices or charge other fees without express indication. Automobile suppliers and dealers are required to file the basic information through the information management system for the national automobile circulation operated by the competent commerce department of the State Council within 90 days after the receipt of a business license. Where there is any change to the filed information, automobile suppliers and dealers must update such information within 30 days upon such change.

Furthermore, the Consumer Rights and Interests Protection Law, as promulgated on October 31, 1993 and most recently amended in 2013 by the Standing Committee of the National People’s Congress of China, or the SCNPC, imposes stringent requirements and obligations on business operators. Failure to comply with the consumer protection requirements could subject the business operators to administrative penalties including warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation Related to Value-added Telecommunications Services

Among all of the applicable laws and regulations, the PRC Telecommunications Regulations, or the Telecom Regulations, promulgated by the PRC State Council in September 25, 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunications services”, or “VATS”. VATS are defined as telecommunications and information services provided through public networks. A telecom catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added, which was most recently updated in June 2019.

The Administrative Measures on Telecommunications Business Operating Licenses promulgated by the MIIT in 2009 and most recently amended in July 2017, set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

In addition, pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and amended in 2011, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services”. A provider of commercial internet information service must obtain the VATS License for internet information service. If the operator provides internet information on a non-commercial basis, it only needs to file the relevant information with the provincial Communication Administration.

According to the 2020 Negative List and other related laws and regulations, industries such as VATS (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) are generally restricted to foreign investment with very limited exceptions in certain pilot demonstration zones. According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as most recently amended in February 2016, foreign-invested value-added telecommunications enterprises must be in the form of a sino-foreign equity joint venture. The regulations limit the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less other than certain exceptions and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the industry.

In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign-invested enterprise and apply for a telecommunications business operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications business operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications service operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) value-added telecommunications enterprises are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular or cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

Regulation Related to Online Taxi Booking Services

On July 27, 2016, the Ministry of Transport, the MIIT, the Ministry of Public Security, the MOFCOM, the SAMR, the QSIQ, and the Cyberspace Administration of China jointly promulgated the Administrative Measures for the Business of Online Taxi Booking Services, or the Online Taxi Booking Services Measures, which took effect on November 1, 2016 and was most recently amended on December 28, 2019, to regulate the business activities of online taxi booking services, and ensure safety of the passengers. According to the Online Taxi Booking Services Measures, before carrying out online taxi booking services, an enterprise serving as the online taxi booking service platform shall obtain the permit for online taxi booking business from the competent local taxi administrative department, complete the record-filing of internet information services with the competent provincial traffic administrative department, and complete the filings with the authority designated by the public security department of the provincial government of the place where the operator of the online taxi booking service platform is located, within 30 days after its network is officially connected. Vehicles used for the online taxi booking services shall install satellite positioning and emergency alarming devices and fulfill the criteria of safe operations, and the competent taxi administrative departments will issue a transportation permit for vehicles used for online taxi booking services that satisfy the prescribed conditions and such vehicles will be registered as vehicles for pre-booked passenger transport. In addition, drivers engaging in the online taxi booking services shall satisfy the requirement of driving experience, no criminal offence or violent crime record to obtain his license for online taxi booking services. Furthermore, various local governmental authorities have promulgated implementing rules to stipulate the requirements for online taxi booking service platforms, vehicles and drivers. For instance, on November 28, 2016, the People’s Government of Guangzhou promulgated the Administrative Measures for the Business Operation of Online Taxi Booking Services of Guangzhou, taking effect on the same day and most recently amended on November 14, 2019, which reiterates that an enterprise serving as the online taxi booking platform shall fulfill the requirements stipulated in the Online Taxi Booking Services Measures and obtain the permit for operating online taxi booking business from the municipal traffic administrative department in Guangzhou.

Regulation Related to Insurance Agency Business

According to the Administrative Measures for Insurance Licenses promulgated by the China Banking and Insurance Regulatory Commission, or the CBIRC, in June 2007 and the PRC Insurance Law promulgated by the SCNPC, in June 1995 and most recently amended in April 2015, an insurance agent is an entity or individual that has been authorized by an insurer to carry out the insurance business on its behalf within the scope of authorization and receives commission in return from the insurer. Insurance agencies can be divided into full-time insurance agencies and concurrent business insurance agencies, both of them shall obtain an insurance agency business operation license before it engages in insurance agency business.

While the examination and approval by the CBIRC or its local counterparts of the qualification of insurance sales practitioners have been canceled by the PRC Insurance Law amended in 2015. However, pursuant to the Notice on the Regulation of Practitioners in Insurance Intermediaries promulgated by the CBIRC on August 3, 2015, insurance agency companies shall complete the practicing registration for its sales practitioners in the insurance intermediary regulatory information system of the CBIRC for insurance intermediaries including insurance agency companies. An insurance agency company may not entrust a sales practitioner without the issued Practice Certificate of Insurance Salesperson to carry out insurance sales, and any violation will subject an insurance agency company to penalties including without limitation warning, fines, confiscation of illegal gains and order of rectification.

Furthermore, on April 2, 2019, the CBIRC promulgated the Circular on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, or the Rectification Plan, aiming to curb the chaos of violations of laws and regulations in the insurance intermediary market. The Rectification Plan mainly provides three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party online platforms in cooperation with insurance institutions. Insurance intermediaries, like the insurance agency companies, shall strengthen the internal control management, prevent business risks, and the concurrent-business insurance agents shall rectify the chaos of collecting or soliciting benefits not stipulated in the insurance contract from the insurance company or its staff.

Regulation Related to Financing Lease

The Administrative Measures of Supervision on Financing Lease Enterprises, or the Administrative Measures on Financing Lease, was formulated by the MOFCOM and took effect on October 1, 2013. According to the Administrative Measures on Financing Lease, the MOFCOM and the provincial-level commerce authorities are in charge of the supervision and administration of financing lease enterprises. A financing lease company shall report, according to the requirements of the MOFCOM, the relevant data in a timely and truthful manner through the National Financing Lease Company Management Information System. Specifically, a financing lease enterprise shall, submit, within 15 business days after the end of each quarter, the statistics on and summary of its operation in the preceding quarter, and statistics on and summary of its operations in the preceding year as well as its financial and accounting report (including appended notes thereto) audited by an auditing firm for the preceding year prior to April 30 of each year. Financing lease enterprises shall use lease properties, which have clear ownership and capable of generating revenue, as lessor to carry out the financing lease business. Financing lease enterprises shall not engage in deposits, loans, entrusted loans or other financial services. Without approval of the relevant government authorities, financing lease enterprises shall not engage in inter-bank borrowing. Financing lease enterprises must not carry out illegal fund-raising activities under the name of a financing lease company. According to the Administrative Measures on Financing Lease, financing lease enterprises shall strengthen their internal risk controls, and establish effective systems for classifying at risk assets, and adopt a credit appraisal system for the lessee, a post recovery and disposal system and a risk alert mechanism.

In addition, the Administrative Measures on Financing Lease also contain regulatory provisions specifically focusing on sale-leaseback transactions. The subject matter of a sale-leaseback transaction shall be properties that possess economic functions and produce continuous economic benefits. A financing lease company shall not accept any property to which a lessee has no title, or on which any mortgage has been created, or which has been sealed up or seized by any judicial authorities, or whose ownership has any other defects as the subject matter of a sale-leaseback transaction. A financing lease company shall give adequate consideration to and objectively evaluate the value of assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.

In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the CBIRC.

Furthermore, the PRC Civil Code promulgated by the National People’s Congress effective on January 1, 2021 regulates the civil contractual relationship among natural persons, legal persons and other organizations. The PRC Civil Code sets forth mandatory rules about financing lease contracts including that financing lease contracts shall be in written form and shall include terms such as the name, quantity, specifications, technical performance and inspection method of the leased property, the lease term, the composition, payment term, payment method and currency of the rent and the ownership of the leased property upon expiration of the lease. The PRC Civil Code further provides that the lessor and the lessee may agree on the ownership of the leased property upon expiry of the lease term. If the ownership of the leased property is not or is not clearly agreed between the parties and cannot be determined pursuant to the PRC Civil Code, the leased property shall be owned by the lessor.

Regulation Related to Internet Security and Privacy Protection

PRC governmental authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Decision in Relation to Protection of Internet Security enacted by the SCNPC on December 28, 2000 and amended on August 27, 2009, provides that, among other things, the following activities conducted through the Internet are subject to criminal punishment: (i) gaining improper entry into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of State regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet, etc.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law, which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events, taking measures to classify, backup and encrypt important data; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute a crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Furthermore, on November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated by the SCNPC in 1984 and was most recently amended in 2008. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Copyright

Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect in 1991 and was most recently amended in November 2020 and other related rules and regulations. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was adopted by the SCNPC in 1982 and most recently amended in 2019, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014 and other related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation Related to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law, which was promulgated in 1994 and most recently amended in 2018, and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE promulgated the Notice on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements and stamp with the outward remittance sum and date on the original copies of tax filing records, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the Circular 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

Regulation on Dividend Distribution

The principal regulations governing dividends distributions by companies include the PRC Company Law, the Foreign Invested Enterprise Law and its implementing rules. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless the laws and regulations regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, the SAFE Notice 13 amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Related to Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulation Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management body” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate.

The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners”.

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise stipulated by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchases can be offset against such output VAT.

The MOF and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax in November 2011, and promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax in March 2016, which provides that VAT is generally imposed in lieu of business tax in the modern service industries on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates, which took effect on May 1, 2018 and provides that the taxable goods previously subject to VAT rates of 17% and 11% respectively are subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the MOF, the SAT and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2020. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)

We have the option to acquire the remaining 0.5% equity interest in Xiaopeng Technology from the current owner, and the owner has the right to require us to purchase such equity interest, in or before September 2022 at a purchase price equal to such owner’s initial investment plus an investment yield.

(2)

Includes (i) 38 subsidiaries that are wholly-owned by Chengxing Zhidong, (ii) three subsidiaries of which a majority equity interest is held by Chengxing Zhidong, and (iii) one subsidiary, of which a 50% equity interest is held by Chengxing Zhidong. Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and providing after-sales services.

(3)

Includes (i) 10 subsidiaries that are wholly-owned by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd., or Xiaopeng Automobile, and (ii) one subsidiary, of which 73.8% equity interest is held by Xiaopeng Automobile. Xiaopeng Automobile and its subsidiaries are primarily involved in providing value-added services.

(4)

Heng Xia, our co-founder, director and president, and Tao He, our co-founder, director and senior vice president hold 80% and 20% equity interest, respectively, in Zhipeng IoV. Zhipeng IoV is primarily involved in operating the business related to the value-added telecommunication service.

(5)

Xiaopeng He, our co-founder, chairman and chief executive officer, and Heng Xia hold 80% and 20% equity interest, respectively, in Yidian Chuxing. Yidian Chuxing is primarily involved in providing ride-hailing services and operating the related mobile app.

Contractual Arrangements with the VIEs and Their Shareholders

To comply with PRC laws and regulations, we operate the business related to the value-added telecommunication service through our consolidated VIEs that hold the required ICP and related licenses. Our subsidiary, Xiaopeng Chuxing, has entered into a series of contractual arrangements with our consolidated VIE, Yidian Chuxing, and its shareholders. In addition, our subsidiary, Xiaopeng Technology, has entered into a series of contractual arrangements with our consolidated VIE, Zhipeng IoV, and its shareholders. We effectively control our consolidated VIEs through these contractual arrangements, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIEs and their subsidiaries;

•	receive substantially all the economic benefits of our consolidated VIEs; and

•

have an exclusive option to purchase all or part of the equity interests in all or part of the assets of or inject registered capital into our consolidated VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of our consolidated VIEs and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Fangda Partners, our PRC legal counsel:

•	the ownership structures of Xiaopeng Technology, Xiaopeng Chuxing and our consolidated VIEs in China do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•

the contractual arrangements among Xiaopeng Technology, Xiaopeng Chuxing, our consolidated VIEs and their shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations related to the contractual arrangements. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate the business related to the value-added telecommunication service, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”

The following is a summary of the currently effective contractual arrangements by and among (i) Xiaopeng Technology, Zhipeng IoV and its shareholders, and (ii) Xiaopeng Chuxing, Yidian Chuxing and its shareholders.

Contractual Arrangements with Zhipeng IoV and its shareholders

Agreements that provide us with effective control over Zhipeng IoV and its subsidiaries

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement, each shareholder of Zhipeng IoV, has pledged all of such shareholder’s equity interest in Zhipeng IoV as a security interest, as applicable, to respectively guarantee Zhipeng IoV and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If Zhipeng IoV or any of its shareholders breaches their contractual obligations under these agreements, Xiaopeng Technology, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Zhipeng IoV’s shareholders, Xiaopeng Technology to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interest of Zhipeng IoV from the proceeds from auction or sale of the equity interest. Each of the shareholders of Zhipeng IoV agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Technology. Zhipeng IoV’s shareholders may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Technology. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later.

Power of Attorney. Pursuant to the power of attorney, each shareholder of Zhipeng IoV has irrevocably authorized Xiaopeng Technology to exercise the following rights relating to all equity interests held by such shareholder in Zhipeng IoV during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Zhipeng IoV according to Zhipeng IoV’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors and other senior management members of Zhipeng IoV; (ii) other shareholder’s voting rights such shareholder is entitled to according to Zhipeng IoV’s articles of association, as amended; and (iii) equity transfer (according to the exclusive option agreement), asset transfer, capital reduction and capital increase of Zhipeng IoV.

Loan Agreement. Pursuant to the loan agreement, the Xiaopeng Technology should provide the shareholders of Zhipeng IoV with a loan in the aggregate amount of RMB10.0 million to fund business activities as permitted by Xiaopeng Technology. The shareholders agree that the proceeds from the transfer of the equity interest of the shareholders in Zhipeng IoV, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Technology under the exclusive option agreement, may be used by the shareholders to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement, (ii) the expiry date of Xiaopeng Technology’s licensed operating period; and (iii) the expiry date of Zhipeng IoV’s licensed operating period. During the term of loan agreement, Xiaopeng Technology has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

Agreement that allows us to receive economic benefits from Zhipeng IoV and its subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Zhipeng IoV appoints Xiaopeng Technology as its exclusive services provider to provide Zhipeng IoV with services related to Zhipeng IoV’s business during the term of the exclusive service agreement. In consideration of the services provided by Xiaopeng Technology, Zhipeng IoV shall pay Xiaopeng Technology annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Technology’s suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Technology, the exclusive service agreement shall remain effective for 20 years from May 28, 2018, and can be automatically renewed for one year every sequent year.

Agreement that provides us with the option to purchase the equity interest in Zhipeng IoV

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Zhipeng IoV and each of Zhipeng IoV’s shareholders have irrevocably granted Xiaopeng Technology an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Zhipeng IoV then held by its shareholders, and the assets of Zhipeng IoV, once or at multiple times at any time in part or in whole at Xiaopeng Technology’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Zhipeng IoV shall equal to the amount of relevant registered capital contributed by the shareholders in Zhipeng IoV while the purchase price for the assets of Zhipeng IoV shall equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Zhipeng IoV held by its shareholders and all of Zhipeng IoV’s assets have been transferred or assigned to Xiaopeng Technology or its designated entities or persons.

Contractual Arrangements with Yidian Chuxing and its shareholders

Agreements that provide us with effective control over Yidian Chuxing and its subsidiaries

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement, each shareholder of Yidian Chuxing, has pledged all of such shareholder’s equity interest in Yidian Chuxing as a security interest, as applicable, to respectively guarantee Yidian Chuxing and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If Yidian Chuxing or any of its shareholders breaches their contractual obligations under these agreements, Xiaopeng Chuxing, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Yidian Chuxing’s shareholders, Xiaopeng Chuxing to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interest of Yidian Chuxing from the proceeds from auction or sale of the equity interest. Each of the shareholders of Yidian Chuxing agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Chuxing. Yidian Chuxing’s shareholders may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Chuxing. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

Power of Attorney. Pursuant to the power of attorney, each shareholder of Yidian Chuxing has irrevocably authorized Xiaopeng Chuxing to exercise the following rights relating to all equity interests held by such shareholder in Yidian Chuxing during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Yidian Chuxing according to Yidian Chuxing’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors and other senior management members of Yidian Chuxing; (ii) other shareholder’s voting rights such shareholder is entitled to according to Yidian Chuxing’s articles of association, as amended; and (iii) equity transfer (according to the exclusive option agreement), asset transfer, capital reduction and capital increase of Yidian Chuxing.

Loan Agreement. Pursuant to the loan agreement, the Xiaopeng Chuxing should provide the shareholders of Yidian Chuxing with a loan in the aggregate amount of RMB10.0 million to fund business activities as permitted by Xiaopeng Chuxing. The shareholders agree that the proceeds from the transfer of the equity interest of the shareholders in Yidian Chuxing, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Chuxing under the exclusive option agreement, may be used by the shareholders to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement, (ii) the expiry date of Xiaopeng Chuxing’s licensed operating period; and (iii) the expiry date of Yidian Chuxing’s licensed operating period. During the term of loan agreement, Xiaopeng Chuxing has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

Agreement that allows us to receive economic benefits from Yidian Chuxing and its subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Yidian Chuxing appoints Xiaopeng Chuxing as its exclusive services provider to provide Yidian Chuxing with services related to Yidian Chuxing’s business during the term of the exclusive service agreement. In consideration of the services provided by Xiaopeng Chuxing, Yidian Chuxing shall pay Xiaopeng Chuxing annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Chuxing’s suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Chuxing, the exclusive service agreement shall remain effective for 20 years, starting from May 28, 2018, and can be automatically renewed for one year every sequent year.

Agreements that provides us with the option to purchase the equity interest in Yidian Chuxing

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Yidian Chuxing and each of Yidian Chuxing’s shareholders have irrevocably granted Xiaopeng Chuxing an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Yidian Chuxing then held by its shareholders, and the assets of Yidian Chuxing, once or at multiple times at any time in part or in whole at Xiaopeng Chuxing’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests shall equal to the amount of the relevant registered capital contributed by the shareholders in Yidian Chuxing while the purchase price for the assets of Yidian Chuxing shall equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Yidian Chuxing held by its shareholders and all of Yidian Chuxing’s assets have been transferred or assigned to Xiaopeng Chuxing or its designated entities or persons.

Yuecai Investment in Chengxing Zhidong

On March 12, 2021, a capital increase agreement was entered into among Chengxing Zhidong, Guangdong Xiaopeng Motors Technology Co., Ltd., or Xiaopeng Technology, Guangdong Xiaopeng Automotive Industry Holding Co., Ltd. and Guangdong Yuecai Industrial Investment Fund Partnership Enterprise (Limited Partnership), or Yuecai. Pursuant to the capital increase agreement, Yuecai subscribed for 0.3% equity interest in Chengxing Zhidong for an aggregate consideration of RMB500 million. If an affiliated entity of Chengxing Zhidong, including but not limited to XPeng Inc. or Xiaopeng Technology, completes a public listing within three years from the settlement of the capital increase, the parties may agree to exchange all or a portion of Yucai’s equity interest in Chengxing Zhidong for shares in the publicly listed entity based on the public offering price. If such public listing does not take place within three years from the settlement of the capital increase, Chengxing Zhidong may repurchase Yuecai’s equity interest for RMB500 million and an interest based on an agreed annualized rate of 6%.

D.	Property, plants and equipment

Please refer to “B. Business Overview—Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

We are one of China’s leading Smart EV companies. We design, develop, manufacture and market Smart EVs primarily in China. XPeng was founded in 2015 with a vision to bring Smart EVs to Chinese consumers through innovation in autonomous driving, smart connectivity and core vehicle systems. Today, we are a proven leader in the rapidly growing Smart EV market, producing popular and environmentally-friendly vehicles, namely an SUV (the G3) and a four-door sports sedan (the P7).

In order to optimize our customers’ mobility experience, we have strategically chosen to focus on developing full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems, including powertrain and the electrical and electronic architecture, or the E/E architecture, in-house. Through our proprietary software, core hardware and data technologies, we are able to develop and deploy innovative products rapidly and efficiently, which gives us an advantage over our competitors in China. With our in-house development approach, we strive to continuously introduce the latest technologies to the market at a fast speed.

We started production of the G3 in November 2018, and as of December 31, 2020, we had delivered 24,736 units of the G3 to customers. We started production of the P7 and began delivery in May 2020, and as of December 31, 2020, we had delivered 15,062 units of the P7 to customers. We plan to unveil our third Smart EV, a sedan, in 2021.

We have an omni-channel sales model, which combines a data-driven online marketing strategy with a physical sales and service network, and we strive to ensure consistent brand image, customer experience and price across all sales channels. As of December 31, 2020, our physical sales and service network consisted of a total of 160 stores and 54 service centers, covering 69 cities in China.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We take a lean production approach, with the aim of continuous optimization in operating efficiency and product quality. We started the production of the P7 at our plant in Zhaoqing, Guangdong province, in May 2020. We produce our G3 through a contract manufacturing collaboration with Haima, which has over three decades of automotive manufacturing experience, at its plant in Zhengzhou, Henan province. Such arrangement allows us to retain effective control of key manufacturing and procurement processes and product quality with minimal required capital outlay at the initial stage of our development. The Zhaoqing plant and the Haima plant have annual production capacity of up to 100,000 units and 150,000 units, respectively. To further expand our production capacity, we plan to construct new Smart EV manufacturing bases in Guangzhou and Wuhan with expected annual production capacity of up to 100,000 units each.

Our Business Model

We offer an innovative mobility experience through our Smart EVs, software and services. Vehicle sales is the primary source of our revenues. We have launched two Smart EV models, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base.

We aim to diversify our revenue streams and monetization opportunities by offering a variety of software and services, such as advanced autonomous driving software and content monetization, in relation to our Smart EVs. Such software and services allow us to achieve full-lifecycle customer engagement, maximize customer lifetime value, drive word-of-mouth referrals and improve margins. We have already generated revenues from several service offerings. Furthermore, we build a smart connectivity ecosystem through our in-car app store, which allows our customers to conveniently access services and content offered by our business partners.

General Factors Affecting Our Results of Operations

The demand for our Smart EVs is affected by the following general factors:

•	China’s macroeconomic conditions and the growth of China’s overall passenger vehicle market, especially the mid- to high-end segment;

•

Penetration rate of EVs in China’s passenger vehicle market, which is in turn affected by, among other things, (i) functionality and performance of EVs, (ii) total cost of ownership of EVs and (iii) availability of charging network;

•	Development, and customer acceptance and demand, of smart technology functions, such as autonomous driving and smart connectivity; and

•	Government policies and regulations for EVs and smart technology functions, such as subsidies for EV purchases and government grants for EV manufacturers.

Changes in any of these general industry conditions could affect our business and result of operations.

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting China’s Smart EV market, our business and results of operations are also affected by company specific factors, including the following major factors:

Our ability to attract new customers and grow our customer base

We design our Smart EVs to satisfy the needs and preferences of China’s technology-savvy middle-class consumers. We strive to enhance brand recognition among our target customers by consistently delivering smart and upgradable EVs as well as a superior customer experience. Enhanced customer satisfaction will help to drive word-of-mouth referrals, which will reduce our customer acquisition costs. Our ability to attract new customers also depends on the scale and efficiency of our sales network, which includes direct stores, franchised stores and various online marketing channels. We seek to attract new customers cost-efficiently by, among other things, locating a substantial majority of our stores in shopping malls, adopting an asset-light franchise model and engaging in online precision marketing. In addition, we intend to strategically expand and strengthen our international market presence, initially primarily focusing on overseas markets with higher Smart EV penetration, such as select European markets. As we continue to develop and launch new EV models, invest in our brand and expand our sales and service network, we expect to attract more customers and grow our revenues.

Competitiveness and continued expansion of our Smart EV portfolio

Our ability to periodically introduce new Smart EV models will be an important contributor to our future growth. We have launched two Smart EVs, the G3 and P7, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.

We differentiate our Smart EVs based on a number of core attributes, which are attractive design, high performance, smart technology functions and proven safety and reliability. Customer acceptance of our Smart EVs also depends on our ability to maintain competitive pricing. We primarily target our Smart EVs to the mid- to high-end segment in China’s passenger vehicle market. With autonomous driving, smart connectivity and high performance, our Smart EVs offer compelling value proposition in the mid- to high-end segment.

Investment in technology and talents

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for Chinese customers. Such technologies encompass both software, including software for XPILOT and Xmart OS, and core vehicle systems, including powertrain and E/E architecture. Accordingly, we dedicate significant resources towards research and development, and our research and development staff accounted for approximately 40.6% of our total employees as of December 31, 2020. We will continue to recruit and retain talented software developers and engineers to grow our strength in the key technologies. We expect our strategic focus on innovations will further differentiate our Smart EVs as well as software and service offerings, which will in turn enhance our competitiveness.

Software monetization

We aim to diversify our revenue streams and monetization opportunities by offering advanced software systems. We rolled out XPILOT 3.0 through an OTA firmware update in January 2021. We plan to further monetize from our software and content offerings in the future. The success of our software monetization will depend on our abilities to develop advanced software and attractive premium features, and seamlessly integrate it with our Smart EVs’ hardware.

Improvement of operating efficiency

We aim to improve operating efficiency in every aspect of our business, such as product development, supply chain, manufacturing, sales and marketing, as well as service offerings. We strategically established two Smart EV platforms that are scalable for both SUVs and sedans with different wheelbases within a wide range, which allows us to develop new models in a fast and cost-efficient manner. Our supply chain affects our cost of sales and gross margin, and we expect to reduce bill-of-material cost, as we ramp up production volume and achieve economies of scale. We also focus on the efficiency in the manufacturing process, including our operations at the Zhaoqing plant. As we expand our product portfolio and grow our revenues, we expect our expenses as a percentage of our revenues to decrease.

Components of Results of Operations

Revenues

The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Vehicle sales	4,153	42.8	2,171,231	93.5	5,546,754	850,077	94.9
Services and others	5,553	57.2	149,988	6.5	297,567	45,604	5.1

Total	9,706	100.0	2,321,219	100.0	5,844,321	895,681	100.0

We began generating revenues from vehicle sales in the fourth quarter of 2018, when we began delivering our Smart EVs. We generate revenues from (i) vehicle sales, which represent sales of our Smart EVs, and (ii) services and others, primarily including maintenance service, super charging service, finance lease and ride-hailing service.

The overall contract price under a sales contract is allocated to each distinct performance obligation based on the relative estimated standalone selling price. For example, the revenue for sales of the Smart EV and home charger is recognized when the control of the Smart EV is transferred to the customer and the home charger is installed at customer’s designated location.

We plan to further monetize through software offerings. For example, we rolled out XPILOT 3.0 through an OTA firmware update in January 2021. A customer can purchase XPILOT 3.0 by either making a lump sum payment or making annual payments for a certain period. Revenue from XPILOT 3.0 will be recognized under vehicle sales when the functionality is delivered to the customer.

Cost of sales

The following table sets forth a breakdown of our cost of sales, expressed as an absolute amount and as a percentage of our total revenues, for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales
Vehicle sales	8,220	84.7	2,733,531	117.8	5,350,479	819,997	91.6
Services and others	3,847	39.6	145,829	6.3	227,853	34,920	3.9

Total	12,067	124.3	2,879,360	124.1	5,578,332	854,917	95.5

Cost of vehicle sales primarily includes direct parts, material, processing fee, labor cost and manufacturing overhead, including depreciation of assets associated with production, and reserves for estimated warranty expenses. Cost of services and others primarily includes cost of direct part, material, depreciation of associated assets used for providing the services and installment costs.

Research and development expenses

Our research and development expenses primarily consist of (i) employee compensation, representing salaries, benefits, share-based compensation and bonuses for our research and development personnel, (ii) design and development expenses, which primarily include fees payable to third-party suppliers for designing molds, (iii) materials and supplies expenses in relation to testing materials, and (iv) certain other expenses. All expenses associated with research and development are expensed as incurred.

Our research and development expenses are mainly driven by the number of our research and development personnel, as well as the stage and scale of our vehicle development and the development of our key software and hardware technologies. We dedicate significant resources towards research and development, and our research and development staff accounted for approximately 40.6% of our total employees as of December 31, 2020.

Selling, general and administrative expenses

The following table sets forth a breakdown of our selling, general and administrative expenses, expressed as an absolute amount and as a percentage of total selling, general and administrative expenses, for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling, general and administrative expenses
Selling expenses	317,109	49.4	668,602	57.4	1,737,765	266,324	59.5
General and administrative expenses	325,432	50.6	495,967	42.6	1,182,884	181,285	40.5

Total	642,541	100.0	1,164,569	100.0	2,920,649	447,609	100.0

Our selling expenses primarily consist of (i) employee compensation, including salaries, benefits, share-based compensation and bonuses for our sales and marketing staff, (ii) marketing, promotional and advertising expenses, (iii) operating and lease expenses for direct stores, (iv) commissions to franchised stores, and (v) certain other expenses. Our general and administrative expenses primarily consist of (i) employee compensation, including salaries, benefits, share-based compensation and bonuses for our general corporate staff, (ii) professional service fees, and (iii) certain other expenses.

Our selling, general and administrative expenses are mainly driven by the number of our sales, marketing, general corporate personnel, marketing and promotion activities and the expansion of our sales and service network.

Other income

Our other income primarily consists of government subsidies that are not contingent upon our further actions or performance.

Interest income

Our interest income primarily consists of interest earned on cash deposits in banks.

Interest expenses

Our interest expenses primarily consist of interest expenses with respect to our bank borrowings.

Fair value gain (loss) on derivative liabilities

Fair value gain or loss on derivative liabilities consists of net gain or loss from the change in the fair value of derivative liabilities, which are primarily related to the redemption rights of our preferred shares.

Other non-operating (loss) income, net

Other non-operating loss or income primarily consist of exchange losses or gains we incur based on movements between the U.S. dollar and the Renminbi.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, we are not subject to tax on either income or capital gain. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends by our subsidiaries to us.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15%, subject to renewal every three years. During the three-year period, an HNTE must conduct a self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%.

Guangzhou Xiaopeng Motors Technology Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2019, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2019 through 2021.

Zhaoqing Xiaopeng Automobile Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2020, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2020 through 2022.

Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of its research and development expenses in determining its tax assessable profits for the year.

The additional tax deduction amount of the research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as we perform; or

•	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. We generally determine standalone-selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering our pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by us to all performance obligations as conditions under ASC 606-10-32-37 are not met.

Vehicle Sales

We generate revenue from sales of our Smart EVs, together with a number of embedded products and services through a contract. We identify the customers who purchase the Smart EVs as our customers. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicle, free charging within four years or 100,000 kilometers, extended lifetime warranty, option between home charger and charging card, vehicle internet connection services, services of lifetime free charging in XPeng-branded super charging stations and lifetime warranty of battery which are accounted for in accordance with ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a customer.

Car buyers in the PRC are entitled to government subsidies when they purchase EVs. For efficiency purpose and better customer service, we or Zhengzhou Haima Automobile Co., Ltd. applies for and collects such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. We determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the EVs and the buyer remains liable for such amount in the event the subsidies were not received by us due to the buyer’s fault such as refusal or delay of providing application information.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the Smart EVs and home chargers is recognized at a point in time when the control of the Smart EV is transferred to the customer and the home charger is installed at customer’s designated location. For vehicle internet connection service, we recognize the revenue using a straight-line method. For the extended lifetime warranty and lifetime warranty of battery, given limited operating history and lack of historical data, we decide to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available. For the free charging within four years or 100,000 kilometers and charging card to be consumed to exchange for charging services, we consider that a measure of progress based on usage (rather than a time-based method) best reflects the performance as it’s typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of free charging in XPeng-branded super charging station, we recognized the revenue over time based on straight-line method during the expected useful life of the vehicle.

Initial refundable deposits for intention orders and non-refundable deposits for vehicle reservations received from customers prior to vehicle purchase agreements signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the allocated amount regarding to those unperformed obligations. At the same time, advances from customers are classified as contract liability (deferred revenue) as part of the consideration.

Other services

We provide variable other services to customers, including services embedded in a sales contract, maintenance service, super charging service, vehicle leasing service and ride-hailing service.

Services embedded in a sales contract may include free charging within four years or 100,000 kilometers, extended lifetime warranty, option between home charger and charging card, vehicle internet connection services, lifetime warranty of battery and services of free charging services in XPeng-branded charging station. Other services also include maintenance service and super charging service. These services are recognized under ASC 606.

Revenue from vehicle leasing service to customers under operating lease and finance lease are recognized under ASC 842.

We provide ride-hailing services with smart commuting solutions to customers by using our self-owned G3s and hiring and training drivers managed by third party agents via service agreement. We believe we act as a principle in the ride-hailing service as we control a specified good or service before it is transferred to the customers. The revenue for ride-hailing service is recognized overtime in a period when the ride-hailing service is consumed under ASC 606.

Practical expedients and exemptions

We follow the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these five services will be very limited. We also perform an estimation on the stand-alone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, we concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service. Related costs are then accrued instead.

Customer Upgrade Program

In the third quarter of 2019, due to the upgrade of the latest vehicle model, G3 2020, we voluntarily offered all owners of G3 2019 model the options to either receive loyalty points, valid for five years since the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in right, which is valid for 120 days, contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from us. The owners of G3 2019 model had to choose one of the two options within 30 days after receiving the notice. Anyone who did not make the choice before the date was deemed abandoning the options. At the time the offers were made, we still had unfulfilled performance obligations for services to the owners of G3 2019 model associated with their original purchase. We considered this offering is to improve the satisfaction of the owners of G3 2019 model but was not the result of any defects or resolving past claims regarding the G3 2019 model.

As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, we consider this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for the additional rights, the contract modification is accounted for as the termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the date of the contract modification. This reallocation is based on the relative stand-alone selling prices of these various goods and services.

For the material right from loyalty points, we estimated the probability of points redemption when determining the stand-alone selling price. Since the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to customers, we believe it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. We will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.

According to the terms of the trade-in program, owners of G3 2019 who elected the trade-in right have the option to trade in their G3 2019 at a fixed predetermined percentage of its original G3 2019 purchase price (the “guaranteed trade-in value”) starting from the 34th month of the original purchase date but only if they purchase a new vehicle from us. Such trade-in right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that 120-day period, the trade-in right expires. The guaranteed trade-in value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in right on a stand-alone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, we do not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. We believe the guaranteed trade-in value will be greater than the expected market value of the G3 2019 at the time the trade-in rights become exercisable, and therefore, the excess value is essentially a sales discount on the new vehicle purchase. For the trade-in right, we estimated the potential forfeiture rate based on the market expectation of the possibility of the future buying and applied the forfeiture rate when determining the stand-alone selling price at the date of the contract modification. The amount allocated to the trade-in right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in right is exercised and a new vehicle is purchased. We will continue to reassess the reasonableness of the forfeiture rate applied in the subsequent reporting periods.

Share-Based Compensation

We grant RSUs, restricted shares and share options, or collectively, Share-based Awards, to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Share-based awards are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, we would recognize compensation cost if and when we conclude that it is probable that the performance condition will be achieved.

The fair value of the RSUs and restricted shares granted prior to the completion of the IPO were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made. The fair value of share options granted prior to the completion of the IPO is estimated on the grant or offering date using the Binomial option-pricing model. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. The fair value of the RSUs granted subsequent to the completion of the IPO is estimated based on the fair market value of the underlying ordinary shares of us on the date of grant.

Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Share options granted to employees

Since 2015, Chengxing Zhidong has granted options to certain directors, executive officers and employees. The options granted are exercisable only upon the completion of an initial public offering or change in control.

Share options granted to employees includes both service condition and performance condition. Employees are required to provide continued service through the satisfaction of the occurrence of change of control or an initial public offering, or collectively, the Liquidity Event, to retain the award since no share option would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense to be recognized until the date of consummation of Liquidity Event.

The fair value of each share options granted was estimated on the date of each grant using the Binomial option-pricing model with the assumptions (or ranges thereof) in the following table:

	Year Ended December 31,
	2018	2019	2020
Expected term (years)	7	7	7
Exercise price (RMB)	0.0004	0.0004	0.0004
Fair value of the ordinary shares on the date of option grant (RMB)	2.51 ~ 8.08	8.36 ~ 8.60	8.36 ~ 8.53
Risk-free interest rate	3.03% ~ 3.68%	2.66% ~ 3.31%	3.10% ~ 3.31%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	34.28% ~ 34.39%	33.32% ~ 33.56%	33.35% ~ 33.56%

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;

•	the likelihood of occurrence of liquidity event and redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business entity value and then allocated the business entity value to each element of our capital structure (convertible redeemable preferred shares and ordinary shares) using an option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2018 and 2019 in light of preparations for our initial public offering.

In determining the fair value of our business entity value, we applied the income approach/discounted cash flow, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Assumptions and estimates are not necessary to determine the fair value of our ordinary shares after the listing of our ADSs on the NYSE.

Restricted share units granted to employees

Prior to the completion of the IPO, RSUs granted to employees includes both service condition and performance condition. Employees are required to provide continued service through the satisfaction of the occurrence of Liquidity Event to retain the award since no RSU would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. The Group also granted RSUs in 2020 with only performance condition and the RSUs would be vested upon the occurrence of Liquidity Event. Given the vesting of these two types of RSUs granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense to be recognized until the date of consummation of Liquidity Event. In July 2020, RSUs vested immediately upon grant date were granted to employees and the share-based compensation expense were recognized immediately on the grant date. Subsequent to the completion of the IPO, we granted RSUs with only service condition to employees and the share-based compensation expenses were recognized over the vesting period using straight-line method. After the completion of IPO, the fair value of restricted share units is determined with reference to the price of our ADSs on the NYSE.

Restricted shares granted to two co-founders

For the nine months ended September 30, 2019, two co-founders have agreed that their founders’ shares would be subject to requisite service conditions that shall vest in a certain period. The restricted shares require future requisite service and it does not contain a market or performance condition that must be satisfied before the grant date. Accordingly, no share-based compensation expenses would be recognized prior to the grant date but would be recognized based on the fair value of the shares at the grant date over the requisite service period.

A change in any of the terms or conditions of restricted shares granted to two co-founders is accounted for as a modification of the awards. The cumulative amount of share-based compensation expenses that would be recognized is the original grant-date fair value of the award plus any incremental fair value resulting from the modification. We calculate incremental compensation expense of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested restricted shares, we recognize incremental compensation cost in the period when the modification occurs. For restricted shares not being fully vested, we recognize the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original awards over the remaining requisite service period after modification.

As of December 31, 2019, all the restricted shares of two co-founders have been vested.

Results of Operations for Continuing Operations

The following tables set forth a summary of our consolidated results of operations for the periods presented, in absolute amount and as a percentage of our revenues for 2019 and 2020. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2018	2019		2020
	RMB	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Vehicle sales	4,153	2,171,231	93.5	5,546,754	850,077	94.9
Services and others	5,553	149,988	6.5	297,567	45,604	5.1

Total revenues	9,706	2,321,219	100.0	5,844,321	895,681	100.0

Cost of sales
Vehicle sales	(8,220)	(2,733,531)	(117.8)	(5,350,479)	(819,997)	(91.6)
Services and others	(3,847)	(145,829)	(6.3)	(227,853)	(34,920)	(3.9)

Total cost of sales	(12,067)	(2,879,360)	(124.1)	(5,578,332)	(854,917)	(95.5)

Gross (loss) profit	(2,361)	(558,141)	(24.1)	265,989	40,764	4.5

Operating expenses

	Year ended December 31,
	2018	2019		2020
	RMB	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Research and development expenses	(1,051,219)	(2,070,158)	(89.2)	(1,725,906)	(264,507)	(29.5)
Selling, general and administrative expenses	(642,541)	(1,164,569)	(50.2)	(2,920,649)	(447,609)	(50.0)

Total operating expenses	(1,693,760)	(3,234,727)	(139.4)	(4,646,555)	(712,116)	(79.5)
Other income	1,487	12,294	0.5	86,830	13,307	1.5
Loss from operations	(1,694,634)	(3,780,574)	(163.0)	(4,293,736)	(658,045)	(73.5)
Interest income	65,376	88,843	3.8	133,036	20,389	2.3
Interest expenses	(5,822)	(32,017)	(1.4)	(22,451)	(3,441)	(0.4)
Fair value gain (loss) on derivatives liabilities	254,361	27,679	1.2	1,362,025	208,739	23.3
Other non-operating (loss) income, net	(18,104)	4,397	0.2	90,364	13,849	1.5

Loss before income tax expenses	(1,398,823)	(3,691,672)	(159.2)	(2,730,762)	(418,509)	(46.8)

Income tax expenses	—	(1)	(0.0)	(1,223)	(187)	(0.0)

Net loss	(1,398,823)	(3,691,673)	(159.2)	(2,731,985)	(418,696)	(46.8)

Year Ended December 31, 2020 compared to year ended December 31, 2019

Revenues. Our revenues increased significantly from RMB2,321.2 million in 2019 to RMB5,844.3 million (US$895.7 million) in 2020, which was primarily due to an increase in revenues from vehicle sales. We recorded revenues from vehicle sales of RMB5,546.8 million (US$850.1 million) in 2020, as compared to RMB2,171.2 million in 2019. The increase was mainly due to higher sales volume and average unit price as a result of the mass delivery of the P7 in the second quarter of 2020. We delivered 12,728 units of the G3 to customers in 2019, and a total of 27,041 units of the G3 and the P7 in 2020. We recorded revenues from services and others of RMB297.5 million (US$45.6 million) in 2020, as compared to RMB150.0 million in 2019. The increase was mainly attributable to increased revenue from after-sales services and sale of retail merchandise, which were associated with the increase in accumulated number of vehicles delivered.

Cost of sales. Our cost of sales increased significantly from RMB2,879.4 million in 2019 to RMB5,578.3 million (US$854.9 million) in 2020. Such increase was mainly due to the increase of vehicle deliveries. We recorded cost of sales from vehicle sales of RMB5,350.5 million (US$820.0 million) in 2020, as compared to RMB2,733.5 million in 2019. We recorded cost of sales from services and others of RMB227.9 million (US$34.9 million) in 2020, as compared to RMB145.8 million in 2019.

Gross (loss) profit. Our gross profit turned positive to RMB266.0 million (US$40.8 million) in 2020 from a gross loss of RMB558.1 million in 2019, mainly due to expansion of product portfolio, decrease in material costs and improvement of manufacturing efficiency.

Research and development expenses. Our research and development expenses decreased by 16.6% from RMB2,070.2 million in 2019 to RMB1,725.9 million (US$264.5 million) in 2020, primarily due to higher expenses relating to the development of the P7 and the Edward platform in 2019.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 150.8% from RMB1,164.6 million in 2019 to RMB2,920.6 million (US$447.6 million) in 2020, primarily due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, (ii) the expansion of our sales network, which resulted in increases in operational and lease expenses for direct sales stores and commission to the franchised stores, and (iii) higher employee compensation as a result of increasing number of sales and marketing staff, including share-based compensation expenses recognized from the share-based awards granted to our employees in 2020, including a one-off large amount recognized in the third quarter related to the share-based awards granted to our employees with a performance condition of an initial public offering.

Other income. We recorded other income of RMB86.8 million (US$13.3 million) in 2020, as compared to RMB12.3 million, primarily due to an increase in the government subsidies we received.

Loss from operations. As a result of the foregoing, we incurred a loss from operations of RMB4,293.7 million (US$658.0 million) in 2020, as compared to RMB3,780.6 million in 2019.

Interest income. We recorded interest income of RMB133.0 million (US$20.4 million) in 2020, as compared to RMB88.8 million in 2019, primarily due to higher cash balances deposited with banks in 2020.

Interest expenses. We recorded interest expenses of RMB22.5 million (US$3.4 million) in 2020, as compared to RMB32.0 million in 2019, primarily due to a decrease in our total borrowings.

Fair value gain on derivative liabilities. We recorded fair value gain on derivative liabilities of RMB1,362.0 million (US$208.7 million) in 2020, as compared to RMB27.7 million in 2019, primarily due to the change in fair value of the redemption rights of our preferred shares.

Other non-operating (loss) income. We recorded other non-operating income of RMB90.4 million (US$13.8 million) in 2020, as compared to RMB4.4 million in 2019, primarily due to the increase of exchange gains as a result of appreciation of Renminbi against the U.S. dollar in 2020.

Net loss. As a result of the foregoing, we incurred a net loss of RMB2,732.0 million (US$418.7 million) in 2020, as compared to RMB3,691.7 million in 2019.

Year Ended December 31, 2019 compared to year ended December 31, 2018

Revenues. We recorded revenues of RMB9.7 million and RMB2,321.2 million in 2018 and 2019, respectively. We began to deliver our Smart EVs in the fourth quarter of 2018, and we increased vehicle sales and service offerings in 2019. We recorded revenues from vehicle sales of RMB2,171.2 million in 2019, as compared to RMB4.2 million in 2018. All revenues from vehicle sales in 2018 and 2019 is related to the sale of the G3. We delivered 29 and 12,728 units of the G3 to customers in 2018 and 2019, respectively. We recorded revenues from services and others of RMB150.0 million in 2019, as compared to RMB5.6 million in 2018.

Cost of sales. We recorded cost of sales of RMB12.1 million and RMB2,879.4 million in 2018 and 2019, respectively. Our cost of sales increased in 2019, as we increased vehicle sales in 2019. We recorded cost of sales from vehicle sales of RMB2,733.5 million in 2019, as compared to RMB8.2 million in 2018. We recorded cost of sales from services and others of RMB145.8 million in 2019, as compared to RMB3.8 million in 2018.

Research and development expenses. Our research and development expenses increased by 96.9% from RMB1,051.2 million in 2018 to RMB2,070.2 million in 2019, primarily due to (i) an increase in employee compensation as a result of an expansion of our research and development staff, and (ii) an increase in our spending on the development of Smart EV platforms and new EV models.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 81.3% from RMB642.5 million in 2018 to RMB1,164.6 million in 2019, due to (i) a 110.8% increase in selling expenses from RMB317.1 million in 2018 to RMB668.6 million in 2019, which was primarily due to an expansion of our sales and marketing staff, an increase in marketing, promotional and advertising expenses and an increase in operating and lease expenses related to the increase in the number of direct stores, and (ii) a 52.4% increase in general and administrative expenses from RMB325.4 million in 2018 to RMB496.0 million in 2019, which was primarily due to an expansion of our general corporate staff.

Other income. We recorded other income of RMB12.3 million in 2019, as compared to RMB1.5 million in 2018, primarily due to an increase in the government subsidies we received.

Loss from operations. As a result of the foregoing, we incurred a loss from operations of RMB3,780.6 million in 2019, as compared to a loss from operations of RMB1,694.6 million in 2018.

Interest income. We recorded interest income of RMB88.8 million in 2019, as compared to RMB65.4 million in 2018, primarily due to higher cash balances deposited with banks in 2019.

Interest expenses. We recorded interest expenses of RMB32.0 million in 2019, as compared to RMB5.8 million in 2018, primarily due to an increase in our total borrowings.

Fair value gain on derivative liabilities. We recorded fair value gain on derivative liabilities of RMB27.7 million in 2019, and a fair value gain on derivative liabilities of RMB254.4 million in 2018, primarily due to the change in fair value of the redemption rights of our preferred shares.

Other non-operating (loss) income. We recorded other non-operating income of RMB4.4 million in 2019, primarily because certain of our assets are denominated in U.S. dollar, and RMB depreciated against the U.S. dollar in 2019. We recorded other non-operating loss of RMB18.1 million in 2018, primarily due to appreciation of RMB against the U.S. dollar in 2018.

Net loss. As a result of the foregoing, we incurred a net loss of RMB3,691.7 million in 2019, as compared to a net loss of RMB1,398.8 million in 2018.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been through issuance of preferred shares, ordinary shares and bank borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2018, 2019 and 2020, we had cash and cash equivalent, restricted cash, short-term deposits and short-term investment of a total of RMB4,637.8 million, RMB2,815.6 million and RMB35,342.1 million (US$5,416.4 million), respectively. Our restricted cash primarily represents bank deposits for letter of credit, bank acceptance bill and bank notes.

In April 2021, we entered into an investment agreement with Wuhan ETDZ Committee. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to help fuel our growth and support our construction of a new Smart EV manufacturing base in the Wuhan Economic & Technological Development Zone. Please refer to “B. Business – Manufacturing – New Wuhan Base” for more details.

In January 2021, we signed a strategic cooperation agreement with leading domestic banks, which provides us with the option to secure a credit line of RMB12.8 billion with an extensive range of credit facilities. Under the terms of the strategic cooperation agreement, five domestic commercial banks, including the Agricultural Bank of China, the Bank of China, China Construction Bank, China CITIC Bank and Guangzhou Rural Commercial Bank, will provide credit facilities to support our business operations and expansion of our manufacturing, sales and service capabilities. These facilities will help us optimize the efficiency of our cash management, cost control and other corporate functions.

In December 2020, we completed our follow-on public offering in which we offered and sold an aggregate 55,200,000 ADSs (including 7,200,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option), representing 110,400,000 Class A ordinary shares, raising a total of US$2,444.9 million in net proceeds.

In September 2020, we entered into a cooperation agreement with Guangzhou GET Investment. According to the terms of the cooperation agreement, Guangzhou GET Investment agrees to provide up to RMB4,000 million in financing to help our growth as well as support the construction of a new Smart EV manufacturing base in Guangzhou. Such financing includes the investment made by Guangzhou GET Investment in our initial public offering in August 2020 in an amount of approximately RMB250 million. Please refer to “B. Business – Manufacturing – New Guangzhou Smart EV Manufacturing Base” for more details.

In August 2020, we completed our initial public offering in which we issued and sold an aggregate of 114,693,333 ADSs (including 14,959,999 ADSs sold upon the full exercise of the underwriters’ over-allotment option), representing 229,386,666 Class A ordinary shares, at a public offering price of US$15.00 per ADS for a total offering size of over US$1.72 billion. The net proceeds raised from the initial public offering were approximately US$1,655.7 million.

In July and August of 2020, we received cash proceeds of US$900.0 million from our Series C+ round financing.

In July 2019 and November 2019, we entered into two loan agreements with a bank in the PRC. The principal amount under each agreement is RMB75.0 million. Each agreement provides for a fixed interest rate of 4.99% per annum and a term of three years. We are obligated to repay in six installments under each agreement.

In May 2017, we obtained a facility of up to RMB1,600.0 million for the construction of our Zhaoqing plant from a state-owned company in Zhaoqing. In December 2020, RMB800 million out of the RMB1,600.0 million borrowings were repaid and concurrently a borrowing equivalently amounting to RMB800 million was obtained from a bank in PRC, with a maturity date on December 18, 2028. As of December 31, 2020, the effective interest rate of the RMB800 million loans from the state-owned company and the RMB800 million bank loans is 4.90% and 4.98% per annum, respectively. For the remaining RMB800 million loans from the state-owned company, RMB200 million matures on January 31, 2027 and RMB600 million matures on January 31, 2028.

As of December 31, 2020, we had short-term borrowings from three banks of RMB127.9 million (US$19.6 million) in aggregate.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated working capital requirements, including capital expenditures in the ordinary course of business for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) operating activities	(1,572,715)	(3,562,765)	(139,766)	(21,420)
Net cash (used in) provided by investing activities	(3,630,324)	740,296	(4,406,161)	(675,273)
Net cash provided by financing activities	6,734,200	3,593,562	34,329,793	5,261,271
Cash, cash equivalents and restricted cash at beginning of the year	115,146	1,631,525	2,407,743	369,003
Cash, cash equivalents and restricted cash at end of the year	1,631,525	2,407,743	31,541,533	4,833,952

Operating Activities

Net cash used in operating activities was RMB139.8 million in 2020, primarily due to net loss of RMB2,732.0 million, adjusted to add back depreciation of property, plant and equipment of RMB303.0 million, amortization of right-of-use assets of RMB109.5 million, impairment of property, plant and equipment of RMB63.3 million, inventory write-downs of RMB92.6 million and share-based compensation of RMB996.4 million, and to deduct fair value gain on derivative liabilities of RMB1,362.0 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in accounts receivable of RMB595.9 million in relation to the government subsidies that we are entitled to receive, (ii) an increase in inventory of RMB981.5 million in relation to materials for volume production and finished goods, (iii) an increase in prepayments and other current assets of RMB792.9 million in relation to prepayments to third party suppliers for certain key materials, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accounts and notes payable of RMB4,157.8 million in relation to the grace period we enjoyed for the payments payable to third party suppliers, and (ii) an increase in accruals and other liabilities of RMB723.0 million primarily in relation to our marketing events.

Net cash used in operating activities was RMB3,562.8 million in 2019, primarily due to net loss of RMB3,691.7 million, adjusted to add back depreciation of property, plant and equipment of RMB125.5 million, amortization of right-of-use assets of RMB88.2 million, and inventory write-downs of RMB109.5 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in accounts receivable of RMB504.6 million in relation to the government subsidies that we are entitled to receive, (ii) an increase in prepayments and other current assets of RMB418.1 million in relation to prepayments to third party suppliers for certain key materials, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accounts and notes payable of RMB739.1 million in relation to the grace period we enjoyed for the payments payable to third party suppliers, and (ii) an increase in accruals and other liabilities of RMB520.5 million primarily in relation to our research and development projects.

Net cash used in operating activities was RMB1,572.7 million in 2018, primarily due to net loss of RMB1,398.8 million, adjusted to add back depreciation of property, plant and equipment of RMB53.5 million, amortization of right-of-use assets of RMB34.5 million, loss of disposal of property, plant and equipment of RMB30.3 million and foreign exchange losses of RMB11.8 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily an increase in prepayments and other current assets of RMB277.7 million in relation to prepayments to third-party suppliers for certain key materials, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily an increase in accruals and other liabilities of RMB324.8 million primarily due to an increase in employee compensation payable.

Investing Activities

Net cash used in investing activities in 2020 was RMB4,406.2 million, which was primarily attributable to (i) placement of term deposits of RMB979.9 million, (ii) placement of short-term investments of RMB2,347.2 million, (iii) purchase of property, plant and equipment of RMB806.1 million, (iv) purchase of intangible assets of RMB426.1 million primarily in relation to the acquisition of a company that holds a manufacturing license, partially offset by receipt of government subsidy related to assets of RMB243.8 million.

Net cash provided by investing activities in 2019 was RMB740.3 million, which was primarily attributable to (i) maturities of term deposits of RMB760.0 million, and (ii) maturities of short-term investments of RMB1,905.2 million, partially offset by (i) purchase of property, plant and equipment of RMB1,831.6 million, and (ii) prepayment for acquisition of assets of RMB100.0 million in relation to a corporate acquisition.

Net cash used in investing activities in 2018 was RMB3,630.3 million, which was primarily attributable to (i) placement of term deposits of RMB760.0 million, (ii) placement of short-term investments of RMB1,863.4 million, and (iii) purchase of property, plant and equipment of RMB770.3 million.

Financing Activities

Net cash provided by financing activities in 2020 was RMB34,329.8 million, which was primarily attributable to (i) proceeds from issuance of ordinary shares of RMB27,399.3 million and (ii) proceeds from issuance of convertible redeemable preferred shares of RMB7,282.6 million.

Net cash provided by financing activities in 2019 was RMB3,593.6 million, which was primarily attributable to (i) proceeds from issuance of convertible redeemable preferred shares of RMB2,678.6 million and (ii) proceeds from borrowings of RMB1,620.0 million, partially offset by repayment of borrowings of RMB748.1 million.

Net cash provided by financing activities in 2018 was RMB6,734.2 million, which was primarily attributable to (i) proceeds from issuance of convertible redeemable preferred shares of RMB5,854.2 million and (ii) proceeds from borrowings of RMB1,200.0 million, partially offset by repayment of borrowings of RMB320.0 million.

Capital Expenditures

We made capital expenditures of RMB1,009.4 million, RMB2,008.4 million and RMB1,362.4 million (US$208.8 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were used primarily for the construction of our Zhaoqing plant. In March 2020, we entered into an agreement to acquire a company that holds a manufacturing license for a total cash consideration of approximately RMB500.0 million. Going forward, we expect to make capital expenditures primarily on equipment for production and for product development, as well as the construction of our new Smart EV manufacturing bases in Guangzhou and Wuhan.

Holding Company Structure

We began our operations in 2015 through Chengxing Zhidong. We undertook the Reorganization to facilitate our IPO in the United States. As part of the Reorganization, we incorporated XPeng Inc., our holding company in December 2018. As a transitional arrangement of the Reorganization, Xiaopeng Motors, our wholly owned subsidiary, entered into a series of contractual agreements with Chengxing Zhidong and its shareholders in September 2019, pursuant to which Xiaopeng Motors exercised effective control over the operations of Chengxing Zhidong. In May 2020, Xiaopeng Motors completed its purchase of 100% equity interest in Chengxing Zhidong. Consequently, Chengxing Zhidong became an indirect wholly owned subsidiary of XPeng Inc.

XPeng Inc., our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries, consolidated VIEs and their subsidiaries in China. As a result, XPeng Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

Please see Note 3 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as autonomous driving, intelligent operating system, powertrain and E/E architecture. We have been and will continue to invest heavily on our research and development efforts.

Our research and development expenses were RMB1,051.2 million, RMB2,070.2 million and RMB1,725.9 million (US$264.5 million) in 2018, 2019 and 2020, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off - Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table set forth our indebtedness and contractual obligations as of December 31, 2020:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Short-term and long-term borrowings	1,817,900	278,605	172,900	45,000	—	1,600,000
Operating lease liabilities	532,456	81,602	138,024	213,334	91,373	89,725
Purchase commitments for property, plant and equipment	259,417	39,757	259,417	—	—	—
Interest on borrowings	592,441	90,796	84,474	159,640	158,297	190,030
Purchase commitments for raw materials	2,315,188	354,818	2,163,728	138,211	13,249	—

Total	5,517,402	845,578	2,818,543	556,185	262,919	1,879,755

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Xiaopeng He	43	Co-founder, Chairman and Chief Executive Officer
Heng Xia	37	Co-founder, Director and President
Hongdi Brian Gu	48	Vice Chairman and President
Tao He	35	Co-founder, Director and Senior Vice President
Jun Chen	47	Director
Qin Liu	48	Independent Director
Ji-Xun Foo	52	Independent Director
Fei Yang	63	Independent Director
Donghao Yang	49	Independent Director
Qinghong Liao	46	Chief Human Resources Officer and Vice President of Sales and Services
Hsueh-Ching Lu	57	Vice President of Finance and Accounting
Xinzhou Wu	45	Vice President of Autonomous Driving
Yu Ji	41	Vice President of Internet
Jack Han Xu	70	Vice President of Automotive Research and Development
Ping Jiang	65	Vice President of Manufacturing
Minghui Liu	53	Vice President of Powertrain

Xiaopeng He is our co-founder and has served as our chairman and chief executive officer since August 2017. Prior to serving as our chairman and chief executive officer, Mr. He served at Alibaba Group, a public company listed on the NYSE (symbol: BABA) and the HKEx (stock code: 9988), from June 2014 to August 2017, including serving as the president of Alibaba mobile business group, chairman of Alibaba Games and president of Tudou.com. In 2004, Mr. He co-founded UCWeb Inc., and served as the president of production from January 2005 to June 2014. In June 2014, UCWeb Inc. was acquired by Alibaba Group. Mr. He received his bachelor’s degree in computer science from South China University of Technology in 1999.

Heng Xia is our co-founder and has served as our director and president since January 2015. Prior to founding our company, Mr. Xia worked at the research and development center of Guangzhou Automobile Group Co., Ltd., or GAC, a China-based automotive manufacturing company listed on the HKEx (stock code: 2238) from 2008 to 2014, where he was responsible for the development of control systems for NEVs and smart vehicles. Mr. Xia received his master’s degree in mechanical engineering and bachelor’s degree in automotive engineering from Tsinghua University in 2008 and 2006, respectively.

Hongdi Brian Gu has served as our vice chairman and president since March 2018. Prior to joining our company, Dr. Gu worked at J.P. Morgan Chase from 2004 to 2018 and held positions including managing director and chairman of J.P. Morgan Chase Asia Pacific Investment Bank. Dr. Gu received a Ph.D. in biochemistry from the University of Washington in 1997, a master’s degree in business administration from Yale University in 1999, and a bachelor’s degree in chemistry from the University of Oregon in 1993.

Tao He is our co-founder, director and senior vice president. Mr. He joined our company as our senior vice president in January 2015 and was appointed as our director in March 2020. Prior to founding our company, Mr. He worked at the research and development center of GAC from 2011 to 2015, where he built an autonomous driving team, and he was responsible for the development of new energy control systems and involved in the development of GAC’s first model of NEV. Mr. He received his master’s degree in power engineering and engineering thermophysics from Tsinghua University in 2011, and his bachelor’s degree in automotive engineering from Tsinghua University in 2008.

Jun Chen has served as our director since November 2020. Mr. Jun Chen currently serves as a senior vice president of Alibaba Group’s Strategic Advisory Department. Previously, he was in charge of strategic investments by Alibaba Group in various types of companies, including high-growth private companies and public companies listed in the PRC and overseas. The portfolio companies he manages cover a wide spectrum of industries in the Alibaba ecosystem including ecommerce, new retail, cloud/hi-tech, logistics, local life, healthcare, entertainment, innovation and funds. He has more than 20 years of experience in investment, strategy management, strategic market development, and business and financial advisory services. Prior to joining Alibaba Group in 2011, Mr. Chen worked for SAP, a Fortune 500 high-tech software company from 1999 to 2011, taking roles including strategic adviser in the office of CEO and industry director. From 1995 to 1998, he worked as an auditor for Arthur Andersen Consulting Co. Ltd. Mr. Chen received an EMBA degree from INSEAD.

Qin Liu has served as our director since February 2018 and was determined by the board of directors to be an independent director in August 2020. Mr. Liu has served as managing director of Morningside Venture Capital Limited, or MVCL, since June 2007 and Evolution Capital Management Limited, or ECML, since August 2018. MVCL and ECML provide advisory service to various funds and Mr. Liu has served as a director in both public and non-public portfolio companies of such funds. Prior to that, Mr. Liu served in various roles, including as a business development director for investment at Morningside IT Management Services (Shanghai) Co., Ltd. Mr. Liu has served as a director of JOYY Inc., a China-based technology company listed on the NASDAQ (symbol: YY), since 2008. Mr. Liu has served as a director of Xiaomi Corporation, a technology company listed on the HKEx (stock code: 1810), since 2010. Mr. Liu received his master’s degree in business administration from China Europe International Business School in April 2000, and his bachelor’s degree in industrial electrical automation from University of Science and Technology Beijing in July 1993.

Ji-Xun Foo has served as our director since January 2018 and was determined by the board of directors to be an independent director in August 2020. Mr. Foo also currently serves as a managing partner at GGV Capital, a venture capital firm. From 2000 to 2005, Mr. Foo worked at Draper Fisher Jurvetson ePlanet Ventures L.P., a venture capital fund, and last served as a director. From 1996 to 2000, Mr. Foo served as a manager of the Finance and Investment Division of the National Science and Technology Board of Singapore. From 1993 to 1996, Mr. Foo served as the leader of a research and development project at Hewlett Packard, an information technology company. Mr. Foo received his master of science degree in management of technology in 1997 and his bachelor’s degree in engineering in 1993 from National University of Singapore.

Fei Yang has served as our director since April 2018 and was determined by the board of directors to be an independent director in August 2020. Mr. Yang had served as a partner of IDG Capital, an investment and asset management firm from 1997 to 2018, and had experience in finance, capital operations, mergers and acquisitions. From 1994 to 1997, Mr. Yang served as a director of the Initial Public Offering Division of the China Securities Regulatory Commission Guangdong Bureau. From 1989 to 1994, Mr. Yang served as a director of the Department of Foreign Trade and Economic Cooperation of Guangdong Province, where he specialized in economic research. From 1984 to 1986, Mr. Yang worked at Jinan Municipal Environmental Protection Bureau. From 1982 to 1984, Mr. Yang worked at Shandong Academy of Agricultural Sciences as a researcher. Mr. Yang received his master’s degree in environmental geography and his bachelor’s degree in geography from Sun Yat-sen University in 1989 and 1982, respectively.

Donghao Yang has served as our independent director since August 26, 2020. Mr. Yang has served as a director of Yatsen Holding Limited, a public company listed on the NYSE (symbol: YSG), since July 2020 and the chief financial officer of Yatsen Holding Limited since November 2020. Mr. Yang has served as a director of Vipshop Holdings Ltd., a public company listed on the NYSE (symbol: VIPS), since November 2020 and served as the chief financial officer of Vipshop Holdings Ltd. from August 2011 to November 2020. From 2010 to 2011, Mr. Yang served as the chief finance officer of Synutra International Inc., a public company listed on the NASDAQ (symbol: SYUT). From 2007 to 2010, Mr. Yang served as the chief financial officer of Greater China of Tyson Foods, Inc., a public company listed on the NYSE (symbol: TSN). From 2003 to 2007, Mr. Yang served as a finance director of Valmont Industries (China) Co., Ltd, a subsidiary of Valmont Industries, Inc., a public company listed on the NYSE (symbol: VMI). Mr. Yang received his master’s degree in business administration from Harvard Business School in 2003, and his bachelor’s degree in international economics from Nankai University in 1993.

Qinghong Liao has served as our chief human resources officer and vice president of sales and services since May 2018. Prior to joining our company, he served in various roles, including senior vice president, the human resources president and the president of smart hardware, at Qihoo 360 Technology Co. Ltd., a China-based internet security company listed on Shanghai Stock Exchange (stock code: 601360) from 2016 to 2018. From 1998 to 2016, Mr. Liao served in various roles, including software engineer, president of software research and development management department and president of software human resources department, at Huawei Technologies Co., Ltd. Mr. Liao received his bachelor’s degree in computer science and computer application technology from Northwestern Polytechnical University in 1997.

Hsueh-Ching Lu has served as our vice president of finance and accounting since June 2019. Prior to joining our company, he was the financial director of Zhengzhou Yutong Bus Co. Ltd., a China-based company listed on the Shanghai Stock Exchange (stock code: 600066) from 2016 to 2019. From April 2016 to September 2016, Mr. Lu served as the chief financial officer of Greater China of Ford Motor Company. From 2010 to 2016, Mr. Lu served as the chief financial officer and the controller and head of project management department of Jiangling Motors Co., Ltd., a China-based company listed on the Shenzhen Stock Exchange (stock code: 000550). From 2006 to 2010, Mr. Lu served as the operating finance director of Chang’An Ford Mazda Automobile Co., Ltd. From 1989 to 2006, Mr. Lu served in various roles, primarily including controller of technology operations, controller relating to accounting, tax, legal and after-sales business, and associate of planning department, at Ford Lio Ho Motor Company, Ltd., an automotive manufacturing company in Taiwan. Mr. Lu received his executive master of business administration degree from National Central University in Taiwan in 2002 and his bachelor’s degree in business administration from Chung Yuan Christian University in Taiwan in 1986.

Xinzhou Wu has served as our vice president of autonomous driving since December 2018. Prior to joining our company, he was a senior director of engineering and the head of the autonomous driving/ADAS team at Qualcomm Incorporated. He joined Qualcomm Incorporated in 2006 and has taken many leadership roles in various research and development projects during his tenure at Qualcomm Incorporated, and is well recognized for his many contributions in autonomous driving, precise localization and mapping, vehicle-to-everything (V2X), communications and wireless networking in industrial and academic society. From 2005 to 2006, Dr. Wu served as a member of research team of Flarion Technologies Inc., a wireless technology company bought by Qualcomm Incorporated in 2006. Dr. Wu received a Ph.D. in electric engineering from University of Illinois at Urbana-Champaign in 2004, a master’s degree in electric engineering from University of Illinois at Urbana-Champaign in 2000 and a bachelor’s degree in electric engineering from Tsinghua University in 1998.

Yu Ji has served as our vice president of internet and the head of our customer service and operation center since January 2016. Prior to joining our company, he was the chief executive officer of Shanghai Youzhu Information Technology Co., Ltd., a China-based technology company from 2015 to 2016. From 2010 to 2015, Mr. Ji served as the director of the innovative business department under the game center of UCWeb Inc. From 2004 to 2010, Mr. Ji served as the director of the wireless technology laboratory of Tencent Holdings Ltd., a technology company listed on the HKEx (stock code: 700). Mr. Ji received his bachelor’s degree in hydraulic and hydroelectric engineering from Huazhong University of Science and Technology in 2002.

Jack Han Xu has served as our vice president of automotive research and development since June 2017. Prior to joining our company, he was a vice president of NIO Inc. (US Center), a China-based EV company listed on the NYSE (symbol: NIO), from 2016 to 2017. From 2014 to 2016, Dr. Xu served as vice president of Fisker Automotive (currently known as Karma Automotive), a maker of luxury hybrid electric vehicles. From 2009 to 2014, Dr. Xu served as the chief engineer of the Research and Development Center of GAC. From 2008 to 2009, Dr. Xu served as the chief engineer of AVL List GmbH (US Campus), an Austria-based company that provides the development, simulation and testing of powertrain systems. From 2007 to 2008, Dr. Xu served as the director of Hong Kong Automotive Parts and Accessory Systems Research and Development Centre. From 1996 to 2007, Dr. Xu served in various roles, including manager and technical expert in the electric powertrain department at Ford Motor Company. From 1994 to 1996, Dr. Xu served as a senior controls engineer of the brake system department of the Continental AG based in the United States. Dr. Xu completed his postdoctoral research in control engineering at the School Aeronautics and Astronautics of Purdue University in April 1991 and received his Ph.D. in automation from Swiss Federal Institute of Technology in Zurich in 1989 and his bachelor’s degree in industrial automation from Huazhong University of Science and Technology in 1982.

Ping Jiang has served as our vice president of manufacturing since May 2019. Prior to joining our company, he was a vice president of NIO Inc. from 2016 to 2019. From 2013 to 2016, Mr. Jiang served as a vice president of GAC. From 2010 to 2013, Mr. Jiang serviced as an executive vice president of GAC Fiat Chrysler Automobiles Co., Ltd. From 2007 to 2010, Mr. Jiang served as a deputy general manager of GAC. From 2001 to 2007, Mr. Jiang served as a deputy general manager at Guangzhou Honda Automobile Co., Ltd. From 2000 to 2001, Mr. Jiang served as a vice chairman and general manager at GAC Component Co., Ltd. From 1986 to 2000, Mr. Jiang served in various roles, including clerk of research department, procurement vice manager and deputy general manager in charge of sales, at Guangzhou Peugeot Automobile Company. Mr. Jiang received his master of business administration degree under a joint degree program from Jilin University of Technology and Coventry University in 2000, his master’s degree in internal combustion engine from Hunan University in 1985, and his bachelor’s degree in internal combustion engine from Hunan University in 1982.

Minghui Liu has served as our vice president of powertrain since August 2017. Prior to joining our company, he worked at China FAW Group Co., Ltd., a China-based automotive manufacturing company from 1992 to 2017. He became a vice president of the technology research institute of China FAW Group Co., Ltd. in 2016. Dr. Liu received a Ph.D. in automotive engineering from Jilin University in 2005, a master’s degree in automotive design and manufacturing and a bachelor’s degree in automotive from Jilin University of Technology in 1992 and 1989, respectively.

The business address for our directors and executive officers is No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, Guangdong 510640, People’s Republic of China.

B.	Compensation

Compensation

In 2020, we paid aggregate cash compensation of RMB44.1 million (US$6.8 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, our executive officers are typically employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause pursuant to applicable law of the jurisdiction where the executive officer is based. Executive officers typically may resign at any time with a 30-day advance written notice.

Executive officers have agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

In addition, executive officers have agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for a period of time following the last date of employment. Specifically, executive officers have agreed not to (i) represent himself or herself as being in any way, connected with or interested in our business; (ii) be engaged in, or concerned directly or indirectly in any capacity, in any business concern which is in competition with our business; (iii) contact and influence our suppliers, customers or other third parties who have business relationships with us; or (iv) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the 12 months preceding such termination.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

In June 2020, XPeng Inc. adopted a share incentive plan, which was amended and restated in August 2020, or the Plan, which allows us to grant options, restricted shares, RSUs and other equity awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the Plan, or the share reserve, was initially set at 161,462,100. If the share reserve falls below 4% of our total outstanding shares on the last day of a calendar year, the share reserve shall automatically be increased to 4% of our total outstanding shares on the January 1 immediately thereafter. We issued RSUs under the Plan to replace the options granted under the share incentive plan of Chengxing Zhidong, and the share incentive plan of Chengxing Zhidong was terminated.

Administration

The Plan is administered by the compensation committee. The administrator will determine the terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrators may accelerate the vesting, purchase of equity awards from holders and provide for the assumption, conversion or replacement of equity awards.

Term

Unless terminated earlier, the Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Equity awards granted under the Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the Plan.

Vesting Schedule

The vesting schedule of each equity award granted under the Plan will be set forth in the award agreement for such equity award.

Amendment and Termination

The Plan may at any time be amended or terminated with the approval of the board.

RSU Grants

As of March 31, 2021, 48,290,303 RSUs were outstanding, and shares underlying 15,022,370 of such RSUs were held by XPeng Fortune Holdings Limited, which has been established for our share incentive plan. The table below summarizes the outstanding RSUs granted to our directors and executive officers:

Name	Position	Ordinary Shares Underlying Option Awards	Grant Date
Heng Xia	Co-founder, Director and President	*	June 2020

Hongdi Brian Gu	Vice Chairman and President	*	June 2020
		*	July 2020
Tao He	Co-founder, Director and Senior Vice President	*	June 2020

Qinghong Liao	Chief Human Resource Officer and Vice President of Sales and Services	*	June 2020
		*	July 2020
Hsueh-Ching Lu	Vice President of Finance and Accounting	*	June 2020
		*	July 2020
Xinzhou Wu	Vice President of Autonomous Driving	*	June 2020
		*	July 2020
Yu Ji	Vice President of Internet	*	June 2020
		*	July 2020
Jack Han Xu	Vice President of Automotive Research and Development	*	June 2020
		*	July 2020
Ping Jiang	Vice President of Manufacturing	*	June 2020
		*	July 2020
Minghui Liu	Vice President of Powertrain	*	June 2020
		*	July 2020

*	Less than 1% of our outstanding shares.

C.	Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholder meetings or under our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our current memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Pursuant to our current memorandum and articles of association, Taobao China is entitled to designate one director to our board and remove such director, provided, however, in the event that Taobao China, together with its affiliates, ceases to hold at least 10% of our issued and outstanding shares, such director designation right will be terminated.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Donghao Yang, Mr. Qin Liu and Mr. Ji-Xun Foo. Mr. Donghao Yang is the chairperson of our audit committee. Mr. Donghao Yang satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Donghao Yang, Mr. Qin Liu and Mr. Ji-Xun Foo satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Xiaopeng He, Mr. Qin Liu and Mr. Ji-Xun Foo. Mr. Xiaopeng He is the chairperson of our compensation committee. Each of Mr. Qin Liu and Mr. Ji-Xun Foo satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans; and

•

administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Xiaopeng He, Mr. Qin Liu and Mr. Ji-Xun Foo. Mr. Xiaopeng He is the chairperson of our nominating and corporate governance committee. Each of Mr. Qin Liu and Mr. Ji-Xun Foo satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information as of March 31, 2021 with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5.0% or more of our Class A ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

As of March 31, 2021, the total number of ordinary shares outstanding is 1,604,932,750, comprising 996,468,150 Class A ordinary shares, 429,846,136 Class B ordinary shares 178,618,464 Class C ordinary shares.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Percentage of total Class A ordinary shares	Class B ordinary shares	Class C ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:*
Xiaopeng He(1)	15,022,370	1.5	348,708,257	—	22.7	56.6
Heng Xia(2)	12,580	*	61,137,879	—	3.8	9.9
Hongdi Brian Gu(3)	38,530,738	3.9	—	—	2.4	*
Tao He(4)	12,580	*	20,000,000	—	1.2	3.2

Jun Chen	—	—	—	—	—	—
Qin Liu	—	—	—	—	—	—
Ji-Xun Foo	—	—	—	—	—	—
Fei Yang	—	—	—	—	—	—
Donghao Yang	—	—	—	—	—	—
Qinghong Liao	*	*	—	—	*	*
Hsueh-Ching Lu	*	*	—	—	*	*
Xinzhou Wu	*	*	—	—	*	*
Yu Ji	*	*	—	—	*	*
Jack Han Xu	*	*	—	—	*	*
Ping Jiang	*	*	—	—	*	*
Minghui Liu	*	*	—	—	*	*
Directors and Executive Officers as a Group	68,521,878	6.8	429,846,136	—	30.9	70.5
Principal Shareholders:
Simplicity and Respect entities(5)	—	—	348,708,257	—	21.7	56.4
Taobao China Holding Limited(6)	13,300,000	1.3	—	178,618,464	12.0	14.6
IDG entity(7)	77,350,175	7.8	—	—	4.8	1.2
Efficiency Investment Limited(2)	12,580	*	61,137,879	—	3.8	9.9
Morningside entities(8)	51,876,700	5.2	—	—	3.2	*

*	Less than 1% of our total outstanding shares.
**	The business address for our directors and executive officers is No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, Guangdong 510640, People’s Republic of China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2021, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2021, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2021.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 10 votes and each Class C ordinary shares is entitled to five votes. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

(1)

Represents (i) 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited, and (iii) 15,022,370 Class A ordinary shares held by XPeng Fortune Holdings Limited, or XPeng Fortune. XPeng Fortune has distributed a portion of its Class A ordinary shares in the form of ADSs to employees in February and March 2021. Simplicity Holding Limited and Respect Holding Limited are further described in footnote 5 below. XPeng Fortune Holdings Limited is a limited company incorporated under the laws of the British Virgin Islands with its registered office at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Mr. Xiaopeng He is entrusted with the voting power and dispositive power over the shares held by XPeng Fortune Holdings Limited, and is deemed to be the beneficial owner of the shares held by XPeng Fortune Holdings Limited.

(2)

Represents (i) 61,137,879 Class B ordinary shares held by Efficiency Investment Limited, and (ii) 12,580 Class A ordinary shares held by Efficiency Investment Limited. Efficiency Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Efficiency Investment Limited is wholly owned by Mr. Heng Xia, who is deemed to be the beneficial owner of the shares held by Efficiency Investment Limited.

(3)

Represents (i) 2,256,078 Class A ordinary shares beneficially owned by Hongdi Brian Gu, (ii) 32,493,960 Class A ordinary shares beneficially owned by Quack Holding Limited, and (iii) 3,780,700 Class A ordinary shares that Mr. Gu has the right to receive upon the settlement of his RSUs within 60 days after March 31, 2021. Quack Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. Quack Holding Limited is wholly owned by Hongdi Brian Gu, who is deemed to be the beneficial owner of the shares held by Quack Holding Limited.

(4)

Represents (i) 20,000,000 Class B ordinary shares held by Quality Enterprises Limited, and (ii) 12,580 Class A ordinary shares held by Quality Enterprise Limited. Quality Enterprise Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Quality Enterprises Limited is wholly owned by Tao He, who is deemed to be the beneficial owner of the shares held by Quality Enterprises Limited.

(5)

Represents (i) 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, and (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited. Simplicity Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Simplicity Holding Limited is wholly owned by Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Simplicity Holding Limited. Respect Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Respect Holding Limited is wholly owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Respect Holding Limited. Simplicity Holding Limited and Respect Holding Limited are collectively referred to as Simplicity and Respect entities.

(6)

Represents (i) 178,618,464 Class C ordinary shares held by Taobao China Holding Limited, and (ii) 13,300,000 Class A ordinary shares represented by ADSs owned by Taobao China Holding Limited. Taobao China Holding Limited is a limited liability company incorporated under the laws of the Hong Kong with its registered office at 26/F. Tower One, Time Square, 1 Matheson Street, Causeway Bay, Hong Kong. Taobao China Holding Limited is a wholly-owned subsidiary of Alibaba Group Holding Limited, which is deemed to be the beneficial owner of the shares held by Taobao China Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange and Hong Kong Stock Exchange.

(7)

Represents 77,350,175 Class A ordinary shares held by Pacific Rays Limited. Information regarding beneficial ownership in Class A ordinary shares is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by Pacific Rays Limited and other relevant reporting persons on February 10, 2021. Pacific Rays Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited. Tianjin Ruifeng Xinchuang Investment Management Partnership (Limited Partnership), a limited partnership controlled by Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, previously held two warrants to purchase 3,501,425 Series A-2 preferred shares and 21,883,875 Series B preferred shares. Pacific Rays Limited is referred to as the IDG entity. In July and August 2020, Tianjin Ruifeng Xinchuang Investment Management Partnership (Limited Partnership) sold its warrants to Dazzling Mount Holdings Limited, Simplicity Holding Limited, Efficiency Investment Limited and Hongdi Brian Gu according to separate agreements negotiated and agreed between and among these parties.

(8)

Represents 51,876,700 Class A ordinary shares, including (i) 30,573,450 Class A ordinary shares held by Morningside TMT Holding IV Limited, (ii) 7,287,250 Class A ordinary shares held by Morningside Special IV Hong Kong Limited, (iii) 346,050 Class A ordinary shares held by Evolution Fund I Co- investment, L.P., (iv) 2,306,975 Class A ordinary shares held by Evolution Special Opportunity Fund I, L.P., and (v) 11,362,975 Class A ordinary shares held by CX TMT Holding IV Limited. Information regarding beneficial ownership in Class A ordinary shares is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by Morningside entities on February 16, 2021. Morningside TMT Holding IV Limited is a limited liability company incorporated under the laws of Hong Kong with its registered office at the Unit 402, 4th Floor, Fairmont House, No. 8 Cotton Tree Drive, Admiralty, Hong Kong. Morningside TMT Holding IV Limited is wholly-owned by Morningside China TMT Fund IV, L.P., or Morningside Fund IV, and Morningside China TMT Fund IV Co-Investment, L.P., or Morningside Fund IV Co-Investment. Morningside Fund IV and Morningside Fund IV Co-Investment are controlled by Morningside China TMT GP IV, L.P., their general partner, which, in turn, is controlled by TMT General Partner Ltd. its general partner. Morningside Special IV Hong Kong Limited is a limited company incorporated under the laws of Hong Kong with its registered office at the Unit 402, 4th Floor, Fairmont House, No. 8 Cotton Tree Drive, Admiralty, Hong Kong. Morningside Special IV Hong Kong Limited is wholly owned by Morningside China TMT Special Opportunity Fund II, L.P., or Morningside Sidecar II, and Morningside Fund IV Co-Investment. Morningside Sidecar II is controlled by Morningside China TMT GP IV, L.P., its general partner, which, in turn, is controlled by TMT General Partner Ltd. its general partner. TMT General Partner Ltd. is controlled by its board consisting of five individuals, including Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma, who have the voting and dispositive powers over the shares held by Morningside TMT Holding IV Limited and Morningside Special IV Hong Kong Limited. Evolution Special Opportunity Fund I, L.P., is a limited partnership established under the laws of the Cayman Islands with its registered office at the office of Estera Trust (Cayman) Limited, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. Evolution Fund I Co-investment, L.P. is a limited partnership established under the laws of the Cayman Islands with its registered office at the office of Estera Trust (Cayman) Limited, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are controlled by MSVC GP Limited, their general partner. MSVC GP Limited is controlled by its board consisting of three individuals, including Qin Liu, Wai Shan Wong and Riyaz Hussain Nooruddin, who have the voting and dispositive powers over the shares held by Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. CX TMT Holding IV Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. CX TMT Holding IV Limited is owned by Shanghai Chenxi Venture Capital Center (Limited Partnership), which is controlled by Shanghai Xingpan Investment Management Consulting Co., Ltd., its general partner. Shanghai Xingpan Investment Management Consulting Co., Ltd. is controlled by its investment committee consisting of three individuals, including Qin Liu, Jianming Shi and Yu Cheng who have the voting and dispositive powers over the shares held by CX TMT Holding IV Limited. Morningside TMT Holding IV Limited, Morningside Special IV Hong Kong Limited, Evolution Special Opportunity Fund I, L.P., Evolution Fund I Co-investment, L.P. and CX TMT Holding IV Limited are collectively referred to as the Morningside entities.

As of March 31, 2021, 743,948,250 Class A ordinary shares, representing 74.7% of our outstanding Class A ordinary shares, were held by two record holder in the United States, one of which is Citibank, N.A., the depositary bank of our ADS program. Because many of the ADSs are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transaction with Xiaopeng He

As of December 31, 2018, 2019 and 2020, amount due from Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, was RMB20.4 million, RMB20.4 million and nil, respectively, in relation to the deposit and prepayment paid on behalf of Mr. He relating to a property lease. Mr. He paid off the outstanding amount in May 2020. As of December 31, 2020, we did not record any amount due from Mr. He.

As of December 31, 2020, amounts due to related parties represents the payables for rental expenses amounting to RMB11.1 million to a company controlled by Mr. He, and the payables for asset purchased amounting to RMB1.0 million to a company controlled by Mr. He.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Registration Right Agreement

On August 20, 2020, we entered into a registration right agreement with our shareholders, under which we have granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights under this agreement.

Required Registration Rights

At any time or from time to time after the date that is six months after the closing of our initial public offering, holders holding 25% or more of the registrable securities have the right to request that we effect a registration under the Securities Act covering the registration of all or part of their registrable securities, so long as the anticipated aggregate offering price to the public of such registrable securities is no less than $5,000,000. We, however, are not obligated to effect a required registration if we have already effected two required registrations, unless less than 50% of the registrable securities sought to be included in the required registration were sold.

Piggyback Registration Rights

If we propose to file a registration statement in connection with a public offering of securities of our company, other than relating to (i) an employee share option plan, (ii) corporate reorganization or transaction under Rule 145 of the Securities Act, (iii) on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or (iv) a registration in which the only shares being registered are those issuable upon conversion of debt securities, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement.

Form F-3 Registration Rights

When eligible for use of form F-3, holders of the registrable securities have the right to request in writing that we file a registration statement on Form F-3. Registration pursuant to Form F-3 registration rights will not be deemed to be a required registration. We, however, are not obligated to effect a registration on Form F-3 if (i) the aggregate price of the registrable securities requested to be sold pursuant to such registration is, in the good faith judgment of our board of directors, expected to be less than $5,000,000, or (ii) we have already effected two such registrations within any twelve-month period preceding the date of the registration request.

Expenses of Registration

We will pay all expenses incurred in connection with any required registration, piggyback registration or Form F-3 registration, including, among others, registration and filing fees, compliance fees, listing fees, printing expenses, fees and disbursements of counsel and independent public accountants of our company, fees and disbursements of the underwriters, but excluding underwriting discounts and commissions and share transfer taxes. We will not, however, be required to pay for any expenses of any registration proceeding begun pursuant to required registration rights, if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities requested to be registered, subject to certain exceptions.

Termination of Registration Rights

The registration rights discussed above shall terminate (i) five years after our initial public offering, or (ii) with respect to any holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any three-month period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our PRC subsidiaries for our cash requirements. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

B.	Significant Changes

We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since August 27, 2020 under the symbol “XPEV.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since August 27, 2020 under the symbol “XPEV.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our seventh amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020. Our shareholders adopted our seventh amended and restated memorandum and articles of association by special resolutions passed on August 20, 2020, and effective immediately prior to the completion of our initial public offering of common shares represented by our ADSs.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Foreign Currency Exchange.”

E.	Taxation

The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of the ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

On December 29, 2018, the Standing Committee of the National People’s Congress of China enacted the modified Enterprise Income Tax Law, which became effective on the same day. The modified Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof.

This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•

a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the United States dollar.

If an entity or other arrangement treated as a partnership for United States federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since our Class A ordinary shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the trading price of our ADSs), we do not believe we were a passive foreign investment company, or a PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. In addition, the application of the 75% gross income test described above is not entirely clear when a company has a gross loss from sales (sales less cost of goods sold), although we believe that even if we have such a gross loss from sales, we will not be a PFIC if the gross loss from sales exceeds our other income and we would not otherwise be a PFIC under the 50% asset test for the relevant taxable year. There can be no assurance, however, that the Internal Revenue Service will not take a contrary position.

The determination of whether we are a PFIC is made annually. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the trading price of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge and a deemed sale discussed in the following paragraph, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Only the ADSs and not the Class A ordinary shares are listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, and any gain will be treated as ordinary income. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends,” except that the lower rate applicable to dividends received from a qualified foreign corporation (discussed above) would not apply if we are a PFIC in the taxable year in which the dividend is paid or in the preceding taxable year.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to prepare or provide you with the tax information necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes or the PRC treats the sale, exchange or other disposition as an indirect transfer of PRC taxable assets), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The Company uses Renminbi (“RMB”) as its reporting currency. Most of our revenues and expenses are denominated in Renminbi. The functional currency of our company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive loss. We had a foreign exchange loss of RMB11.8 million for fiscal year ended in 2018, a foreign exchange gain of RMB8.4 million in 2019, and a foreign exchange gain of RMB81.2 million (US$12.4 million) in 2020.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

We may invest the net proceeds we received from the IPO and our follow-on public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the deposit agreement for our ADSs, an ADS holder will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of ADSs):

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa)

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Payments by Depositary

As of December 31, 2020, we did not receive any payment from Citibank, N.A., the depositary bank for our ADR program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

In August 2020, we completed our initial public offering in which we offered and sold an aggregate 114,693,333 ADSs, representing 229,386,666 Class A ordinary shares, raising a total of US$1,655.7 million in net proceeds to us after underwriting discounts commissions and expenses. The effective date of our registration statement on Form F-1, as amended (File No. 333- 242283) was August 26, 2020.

In December 2020, we completed our follow-on public offering in which we offered and sold an aggregate 55,200,000 ADSs, representing 110,400,000 Class A ordinary shares, raising a total of US$2,444.9 million in net proceeds to us after underwriting discounts, commissions and expenses. The effective date of our registration statement on Form F-1, as amended (File No. 333-251164) was December 8, 2020.

For the Period from August 27, 2020 to December 31, 2020, we had used approximately US$286 million of the net proceeds received from our initial public offering for (i) research and development of our Smart EVs and technologies, (ii) expansion of sales channels, (iii) marketing and promotional expenses and (iv) general corporate purposes. As of December 31, 2020, we had not used any of the net proceeds received from our follow-on public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our principal executive officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act.

Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2020, our disclosure controls and procedures were not effective. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting.

Prior to our initial public offering in August 2020, we had been a private company with insufficient accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In connection with the preparation and audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting which was outstanding as of December 31, 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP, in particular, to (i) develop comprehensive U.S. GAAP accounting policies and financial reporting procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting as of and for the year ended December 31, 2020. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Since we first identified this material weakness in the course of preparing our consolidated financial statements for the years ended 2018 and 2019, we have implemented a number of measures to address our material weakness identified prior to our initial public offering, including, among others: (i) we have hired additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements, and will continue to hire additional resources to strengthen the financial reporting function, (ii) we have established a regular program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements, (iii) we have established clear roles and responsibilities for our accounting staff and effective oversight to address complex accounting and financial reporting issues, (iv) we have developed a set of accounting policies and procedures, which document the current U.S. GAAP accounting policies and technical accounting guidance that are applicable to our business, (v) we have formalized our period-end closing process to prepare financial statements and related disclosures in compliance with U.S. GAAP and SEC financial reporting requirements, and (vi) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls.

The aforementioned remediation measures were implemented in the fourth quarter of 2020, and we have continuously implemented and will continue to implement such measures, including in the preparation of our consolidated financial statements in quarterly closing in the subsequent periods. However, these measures require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that we or our independent registered public accounting firm will not identify such material weakness in connection with the preparation and audits of our consolidated financial statements for periods of future financial reporting cycles. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Industry and Business—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined Mr. Donghao Yang, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333- 242283), as amended, initially filed with the SEC on August 7, 2020. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent public accountant for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2019	2020
	(In thousands of RMB)
Audit Fees(1)	1,800	13,234
Audit-related Fees(2)	—	800
Tax Fees(3)	—	350

Total	1,800	14,384

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering and our follow-on public offering.

(2)

Audit-related fees include the aggregate fees billed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal external auditors in 2020.

(3)	Tax fees include the aggregate fees billed in the fiscal period listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all auditing and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of nine members, only four of whom are independent directors. Our compensation committee is composed of three members, only two of whom are independent directors. Our nominating and corporate governance committee is composed of three members, only two of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of XPeng Inc., its subsidiaries and its variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Seventh Amended and Restate Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

2.3	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-248098), initially filed with the Securities and Exchange Commission on August 21, 2020)

2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers based in the PRC (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.3	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Zhipeng IoV and shareholders of Zhipeng IoV, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.4	English translation of Power of Attorney by and among Xiaopeng Technology, Zhipeng IoV and shareholders of Zhipeng IoV, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.5	English translation of Loan Agreement by and among Xiaopeng Technology and shareholders of Zhipeng IoV, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.6	English translation of Exclusive Service Agreement between Xiaopeng Technology and Zhipeng IoV, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.7	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Zhipeng IoV and shareholders of Zhipeng IoV, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

Exhibit Number	Description of Document

4.8	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and shareholders of Yidian Chuxing, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.9	English translation of Power of Attorney by and among Xiaopeng Chuxing, Yidian Chuxing and shareholders of Yidian Chuxing, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.10	English translation of Loan Agreement by and among Xiaopeng Chuxing and shareholders of Yidian Chuxing, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.11	English translation of Exclusive Service Agreement between Xiaopeng Chuxing and Yidian Chuxing, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.12	English translation of Exclusive Option Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and shareholders of Yidian Chuxing, dated May 28, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.13	English translation of Loan Agreement, between Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited and Chengxing Zhidong, dated May 27, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.14	English translation of Amendment No. 1 to the Loan Agreement, by and among Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited, Chengxing Zhidong and Zhaoqing Xiaopeng Automobile Co., Ltd., dated August 25, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.15 †	English translation of Xiaopeng Brand Vehicle Cooperative Manufacturing Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.16 †	English translation of Xiaopeng Brand Vehicle Distribution Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.17	Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.18	Form of Employment Agreement between the Registrant and its executive officers based in the United States (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.19	Form of Employment Agreement between the Registrant and its executive officers based in Hong Kong (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.20	English translation of Cooperation Agreement, dated September 28, 2020, between Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangzhou GET Investment Holdings Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on September 28, 2020)

Exhibit Number	Description of Document

4.21*	English translation of Capital Increase Agreement, dated March 12, 2021, by and among Guangzhou Chengxingzhidong Automotive Technology Co., Ltd., Guangdong Xiaopeng Motors Technology Co., Ltd., Guangdong Xiaopeng Automotive Industry Holding Co., Ltd. and Guangdong Yuecai Industrial Investment Fund Partnership Enterprise (Limited Partnership)

4.22*†	English translation of Investment Agreement, dated April 8, 2021, between Administrative Committee of Wuhan Economic & Technological Development Zone and Guangdong Xiaopeng Motors Technology Co., Ltd.

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XPENG INC.

By	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer

Date: April 16, 2021

XPENG INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of XPeng Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XPeng Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 16, 2021

We have served as the Company’s auditor since 2019.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	2(g)	1,946,931	29,209,388	4,476,535
Restricted cash	2(h)	460,812	2,332,145	357,417
Short-term deposits	2(i)	—	979,897	150,176
Short-term investments	2(k), 5	407,844	2,820,711	432,293
Accounts receivable, net		539,199	1,128,892	173,010
Current portion of finance lease receivables, net	15(b)	45,836	156,069	23,919
Inventory	6	454,116	1,343,025	205,828
Amounts due from related parties	24	22,605	682	105
Prepayments and other current assets	7	1,083,307	1,603,286	245,714
Derivative assets	5	—	105,183	16,120

Total current assets		4,960,650	39,679,278	6,081,117

Non-current assets
Property, plant and equipment, net	8	3,229,952	3,081,502	472,261
Right-of-use assets	15(a)	440,097	461,184	70,680
Intangible assets, net	9	117,932	607,781	93,147
Land use rights, net	10	255,257	249,934	38,304
Finance lease receivables, net	15(b)	109,965	397,467	60,914
Other non-current assets	11	137,512	228,633	35,040
Long-term investments		—	1,000	153

Total non-current assets		4,290,715	5,027,501	770,499

Total assets		9,251,365	44,706,779	6,851,616

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020 (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				Note 2(e)
LIABILITIES
Current liabilities
Short-term borrowings	13	419,950	127,900	19,602
Accounts and notes payable		953,946	5,111,745	783,409
Amounts due to related parties	24	678	12,062	1,849
Current portion of lease liabilities	15(a)	90,740	119,565	18,324
Current portion of deferred revenue	17	16,382	163,617	25,075
Current portion of long-term borrowings	13	60,000	45,000	6,897
Accruals and other liabilities	12	1,755,995	2,256,165	345,773
Income taxes payable		—	1,209	185

Total current liabilities		3,297,691	7,837,263	1,201,114

Non-current liabilities
Long-term borrowings	13	1,690,000	1,645,000	252,107
Lease liabilities	15(a)	361,404	352,501	54,023
Deferred revenue	17	69,116	144,767	22,187
Derivative liabilities	5	897,091	—	—
Other non-current liabilities	14	73,015	297,439	45,585

Total non-current liabilities		3,090,626	2,439,707	373,902

Total liabilities		6,388,317	10,276,970	1,575,016

Commitments and contingencies	25

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020 (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				Note 2(e)
MEZZANINE EQUITY
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.00001 par value; 78,108,625 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020; redemption value of RMB615,044 and nil as of December 31, 2019 and 2020, respectively)	19	597,559	—	—
Series A-1 convertible redeemable preferred shares (“Series A-1 Preferred Shares”) (US$0.00001 par value; 67,802,375 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020; redemption value of RMB576,129 and nil as of December 31, 2019 and 2020, respectively)	19	559,654	—	—
Series A-2 convertible redeemable preferred shares (“Series A-2 Preferred Shares”) (US$0.00001 par value; 11,671,400 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020; redemption value of RMB125,244 and nil as of December 31, 2019 and 2020, respectively)	19	121,257	—	—
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.00001 par value; 160,481,700 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020; redemption value of RMB2,687,801 and nil as of December 31, 2019 and 2020, respectively)	19	2,562,098	—	—
Series B-1 convertible redeemable preferred shares (“Series B-1 Preferred Shares”) (US$0.00001 par value; 137,868,350 and nil shares authorized, 133,272,750 and nil shares issued and outstanding as of December 31, 2019 and 2020; redemption value of RMB3,404,960 and nil as of December 31, 2019 and 2020, respectively)	19	3,080,443	—	—
Series B-2 convertible redeemable preferred shares (“Series B-2 Preferred Shares”) (US$0.00001 par value; 35,965,675 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020; redemption value of RMB1,056,715 and nil as of December 31, 2019 and 2020, respectively)	19	952,068	—	—
Series C convertible redeemable preferred shares (“Series C Preferred Shares”) (US$0.00001 par value; 265,302,225 and nil shares authorized, 79,590,650 and nil shares issued and outstanding as of December 31, 2019 and 2020; redemption value of RMB2,111,790 and nil as of December 31, 2019 and 2020, respectively)	19	1,820,399	—	—

Total mezzanine equity		9,693,478	—	—

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020 (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				Note 2(e)
SHAREHOLDERS’ (DEFICIT) EQUITY
Class A Ordinary shares (US$0.00001 par value; 3,492,799,650 and 8,850,000,000 shares authorized, 131,955,575 and 971,341,066 shares issued, 31,513,000 and 928,296,786 outstanding as of December 31, 2019 and 2020, respectively)	20	2	63	10
Class B Ordinary shares (US$0.00001 par value, 750,000,000 shares authorized, 331,234,375 and 429,846,136 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	20	19	26	4
Class C Ordinary shares (US$0.00001 par value, nil and 400,000,000 shares authorized, nil and 178,618,464 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	20	—	12	2
Additional paid-in capital		—	46,482,512	7,123,757
Accumulated deficit		(6,824,503)	(11,322,423)	(1,735,237)
Accumulated other comprehensive loss		(5,948)	(730,381)	(111,936)

Total shareholders’ (deficit) equity		(6,830,430)	34,429,809	5,276,600

Total liabilities, mezzanine equity and shareholders’ (deficit) equity		9,251,365	44,706,779	6,851,616

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
					Note 2(e)
Revenues
Vehicle sales	16	4,153	2,171,231	5,546,754	850,077
Services and others	16	5,553	149,988	297,567	45,604

Total revenues		9,706	2,321,219	5,844,321	895,681

Cost of sales
Vehicle sales		(8,220)	(2,733,531)	(5,350,479)	(819,997)
Services and others		(3,847)	(145,829)	(227,853)	(34,920)

Total cost of sales		(12,067)	(2,879,360)	(5,578,332)	(854,917)

Gross (loss) profit		(2,361)	(558,141)	265,989	40,764

Operating expenses(1)
Research and development expenses	2(t)	(1,051,219)	(2,070,158)	(1,725,906)	(264,507)
Selling, general and administrative expenses	2(u)	(642,541)	(1,164,569)	(2,920,649)	(447,609)

Total operating expenses		(1,693,760)	(3,234,727)	(4,646,555)	(712,116)

Other income		1,487	12,294	86,830	13,307

Loss from operations		(1,694,634)	(3,780,574)	(4,293,736)	(658,045)

Interest income		65,376	88,843	133,036	20,389
Interest expenses		(5,822)	(32,017)	(22,451)	(3,441)
Fair value gain on derivative liabilities		254,361	27,679	1,362,025	208,739
Other non-operating (loss) income, net		(18,104)	4,397	90,364	13,849

Loss before income tax expenses		(1,398,823)	(3,691,672)	(2,730,762)	(418,509)

Income tax expenses	22(a)	—	(1)	(1,223)	(187)

Net loss		(1,398,823)	(3,691,673)	(2,731,985)	(418,696)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
					Note 2(e)
Accretion on Preferred Shares to redemption value		(705,329)	(961,050)	(2,157,744)	(330,689)
Deemed dividend due to extinguishment of Preferred Shares		(43,136)	—	—	—
Deemed dividend due to modification of Preferred Shares		(41,485)	—	—	—
Deemed dividend due to reclassification from mezzanine equity to ordinary shares upon extinguishment of Redeemable Shares		(66,091)	—	—	—
Deemed contribution from repurchase of Preferred Shares		—	9,969	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.		(2,254,864)	(4,642,754)	(4,889,729)	(749,385)

Net loss		(1,398,823)	(3,691,673)	(2,731,985)	(418,696)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax		(2,980)	(2,968)	(724,433)	(111,024)

Total comprehensive loss attributable to XPeng Inc.		(1,401,803)	(3,694,641)	(3,456,418)	(529,720)

Accretion on Preferred Shares to redemption value		(705,329)	(961,050)	(2,157,744)	(330,689)
Deemed dividend due to extinguishment of Preferred Shares		(43,136)	—	—	—
Deemed dividend due to modification of Preferred Shares		(41,485)	—	—	—
Deemed dividend due to reclassification from mezzanine equity to ordinary shares upon extinguishment of Redeemable Shares		(66,091)	—	—	—
Deemed contribution from repurchase of Preferred Shares		—	9,969	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(2,257,844)	(4,645,722)	(5,614,162)	(860,409)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	23	330,176,070	349,450,580	754,270,914	754,270,914
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	23	(6.83)	(13.29)	(6.48)	(0.99)

(1)	Share-based compensation was allocated in operating expenses as follows:

		For the Year Ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
					Note 2(e)
Selling, general and administrative expenses		1,630	517	678,014	103,910
Research and development expenses		—	—	318,403	48,798

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data)

		Ordinary shares		Treasury Shares		Additional	Accumulated Other		Total
	Note	Shares	Par Value	Shares	Par Value	Paid-in Capital	Comprehensive Loss	Accumulated Deficit	Shareholders’ Deficit
Balance as of December 31, 2017		400,061,875	26	(103,240,000)	(7)	363,789	—	(403,608)	(39,800)

Share-based compensation	21	—	—	26,666,675	—	1,630	—	—	1,630
Issuance of ordinary shares	20	37,202,575	2	(37,202,575)	(2)	—	—	—	—
Accretion on convertible redeemable Preferred Shares to redemption value	19	—	—	—	—	(325,494)	—	(379,835)	(705,329)
Deemed dividend due to extinguishment of Preferred Shares	23	—	—	—	—	(43,136)	—	—	(43,136)
Deemed dividend due to modification of Preferred Shares	23	—	—	—	—	(41,485)	—	—	(41,485)
Reclassification from mezzanine equity to ordinary shares upon extinguishment of Redeemable Shares	19	25,925,500	2	—	—	44,696	—	—	44,698
Foreign currency translation adjustment		—	—	—	—	—	(2,980)	—	(2,980)
Net loss		—	—	—	—	—	—	(1,398,823)	(1,398,823)

Balance as of December 31, 2018		463,189,950	30	(113,775,900)	(9)	—	(2,980)	(2,182,266)	(2,185,225)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data)

		Ordinary shares		Treasury Shares		Additional	Accumulated Other		Total
	Note	Shares	Par Value	Shares	Par Value	Paid-in Capital	Comprehensive Loss	Accumulated Deficit	Shareholders’ Deficit
Balance as of December 31, 2018		463,189,950	30	(113,775,900)	(9)	—	(2,980)	(2,182,266)	(2,185,225)

Share-based compensation	21	—	—	13,333,325	—	517	—	—	517
Accretion on convertible redeemable Preferred Shares to redemption value	19	—	—	—	—	(10,486)	—	(950,564)	(961,050)
Deemed contribution from repurchase of Preferred Shares	23	—	—	—	—	9,969	—	—	9,969
Foreign currency translation adjustment		—	—	—	—	—	(2,968)	—	(2,968)
Net loss		—	—	—	—	—	—	(3,691,673)	(3,691,673)

Balance as of December 31, 2019		463,189,950	30	(100,442,575)	(9)	—	(5,948)	(6,824,503)	(6,830,430)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data)

		Ordinary shares		Treasury Shares		Additional	Accumulated Other	Accumulated Deficit	Total
	Note	Shares	Par Value	Shares	Par Value	Paid-in Capital	Comprehensive Loss		Shareholders’ (Deficit) Equity
Balance as of December 31, 2019		463,189,950	30	(100,442,575)	(9)	—	(5,948)	(6,824,503)	(6,830,430)

Cumulative effect of adoption of new accounting standard		—	—	—	—	—	—	(2,074)	(2,074)
Repurchase of Ordinary Shares	20	(100,442,575)	(9)	100,442,575	9	—	—	—	—
Accretion on Convertible Redeemable Preferred Shares to redemption value as of the completion of the Initial Public Offering (“IPO”)	19	—	—	—	—	(393,883)	—	(1,763,861)	(2,157,744)
Issuance of Ordinary Shares	20	60,687,680	5	(60,687,680)	(5)	—	—	—	—
Issuance of Ordinary Shares upon the completion of the IPO	20	229,386,666	16	—	—	11,409,232	—	—	11,409,248
Issuance of Ordinary Shares upon the completion of the Follow-on Offering (“FO”)	20	110,400,000	7	—	—	15,980,220	—	—	15,980,227
Issuance of Ordinary Shares for the vested Restricted Share Units	20	14,850,560	1	—	—	(1)	—	—	—
Share-based compensation due to vesting of Restricted Shares	21	—	—	17,643,400	1	57,874	—	—	57,875
Share-based compensation due to vesting of Restricted Share Units	21	—	—	—	—	544,659	—	—	544,659
The immediate vesting of Restricted Share Units upon grant date	21	—	—	—	—	393,883	—	—	393,883
Conversion of Preferred Shares to Ordinary Shares upon the completion of the IPO	19	801,733,385	55	—	—	18,490,528	—	—	18,490,583
Foreign currency translation adjustment		—	—	—	—	—	(724,433)	—	(724,433)
Net loss		—	—	—	—	—	—	(2,731,985)	(2,731,985)

Balance as of December 31, 2020		1,579,805,666	105	(43,044,280)	(4)	46,482,512	(730,381)	(11,322,423)	34,429,809

The accompanying notes are an integral part of these consolidated financial statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
					Note (e)
Cash flows from operating activities
Net loss		(1,398,823)	(3,691,673)	(2,731,985)	(418,696)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	8	53,527	125,453	302,974	46,433
Amortization of intangible assets	9	3,546	7,681	20,169	3,091
Amortization of right-of-use assets		34,500	88,208	109,473	16,777
Amortization of land use right	10	4,058	5,323	5,323	816
Loss of disposal of property, plant and equipment	2(m)	30,275	1,191	6,167	945
Impairment of property, plant and equipment		—	79,185	63,251	9,694
Impairment of accounts receivable	2(j)	—	3,812	6,216	953
Impairment of finance lease receivables	2(j)	—	833	3,454	529
Impairment of other current assets	2(j)	—	—	369	57
Inventory write-downs	2(l),6	—	109,505	92,612	14,193
Foreign exchange losses (gains)		11,807	(8,363)	(81,181)	(12,442)
Interest income		(55,885)	(66,782)	(65,676)	(10,065)
Share-based compensation	21(b)(c)	1,630	517	996,417	152,708
Fair value gain on derivative liabilities		(254,361)	(27,679)	(1,362,025)	(208,739)
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable		(35,390)	(504,618)	(595,908)	(91,327)
Inventory	6	(137,877)	(394,295)	(981,521)	(150,425)
Amounts due from related parties		(26,956)	4,351	21,923	3,360
Prepayments and other current assets		(277,651)	(418,103)	(792,863)	(121,512)
Other non-current assets		(24,737)	(5,616)	(30,808)	(4,722)
Accounts and notes payable		176,817	739,053	4,157,799	637,211
Deferred revenue	17	2,366	83,132	222,886	34,159
Lease liabilities		(4,376)	(84,626)	(108,134)	(16,572)
Accruals and other liabilities		324,815	520,547	722,967	110,800
Other non-current liabilities		—	26,155	266,932	40,909
Finance lease receivables		—	(156,634)	(401,190)	(61,485)
Amounts due to related parties		—	678	11,384	1,745
Income taxes payable		—	—	1,209	185

Net cash used in operating activities		(1,572,715)	(3,562,765)	(139,766)	(21,420)

Cash flows from investing activities
(Placement) maturities of term deposits		(759,975)	759,975	(979,897)	(150,176)
(Placement) maturities of short-term investments		(1,863,447)	1,905,210	(2,347,191)	(359,723)
Purchase of property, plant and equipment		(770,339)	(1,831,593)	(806,067)	(123,535)
Receipt of government subsidy related to assets		2,007	83,201	243,838	37,370
Purchase of intangible assets		(47,479)	(76,760)	(426,089)	(65,301)
Disposal of property, plant and equipment		489	263	24,505	3,756
Purchase of land use right		(191,580)	—	—	—
Prepayment for acquisition of assets		—	(100,000)	—	—
Prepayment for acquisition of land use rights		—	—	(130,260)	(19,963)
Disposal of equity investment in a company	9	—	—	16,000	2,452
Cash paid for long-term investment		—	—	(1,000)	(153)

Net cash (used in) provided by investing activities		(3,630,324)	740,296	(4,406,161)	(675,273)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
					Note (e)
Cash flows from financing activities
Proceeds from issuance of convertible redeemable Preferred Shares		5,854,200	2,678,612	7,282,554	1,116,100
Proceeds from IPO, net of issurance cost		—	—	11,410,386	1,748,718
Proceeds from FO, net of issurance cost		—	—	15,988,903	2,450,407
Proceeds from borrowings	13	1,200,000	1,620,000	1,028,335	157,599
Repayment of borrowings	13	(320,000)	(748,060)	(1,380,385)	(211,553)
Loans from a related party		—	—	1,063,434	162,978
Repayment of loans to a related party		—	—	(1,063,434)	(162,978)
Repurchase of Preferred Shares		—	(55,000)	—	—
Proceeds from noncontrolling interests	12	—	98,010	—	—
Net cash provided by financing activities		6,734,200	3,593,562	34,329,793	5,261,271

Effects of exchange rate changes on cash, cash equivalents and restricted cash		(14,782)	5,125	(650,076)	(99,629)
Net increase in cash, cash equivalents and restricted cash		1,516,379	776,218	29,133,790	4,464,949
Cash, cash equivalents and restricted cash at beginning of the year		115,146	1,631,525	2,407,743	369,003
Cash, cash equivalents and restricted cash at end of the year		1,631,525	2,407,743	31,541,533	4,833,952

Supplemental disclosure of cash flows information
Cash paid for interest, net of amounts capitalized		(29,697)	(26,406)	(76,093)	(11,662)
Acquisition of property, plant and equipment included in liabilities		69,360	762,151	235,117	36,033

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations

(a) Principal activities

XPeng Inc. (“XPeng” or the “Company”) was incorporated under the laws of the Cayman Islands in December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs and develops smart electric vehicles. It delivered its first model of smart electric vehicles, G3, commercially in December 2018. The Group manufactures G3 through strategic collaboration with a third-party vehicle’s manufacturer. The Group delivered its second model of smart electric vehicles, a four-door sports sedan, P7, since May 2020. The Group manufactures P7 through its own manufacturing plant in Zhaoqing. As of December 31, 2019 and 2020, its primary operations are conducted in the People’s Republic of China (“PRC”).

(b) History of the Group and Reorganization

The Group commenced its operation through Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd. (“Chengxing”) since 2015, Chengxing was founded by Mr. Heng Xia, Mr. Tao He and Mr. Xiaopeng He (collectively the ‘‘Founders’’), and subsequently obtained financing from various third party investors (collectively ‘‘Third Party Investors’’) from 2016 through 2018.

In preparation for its IPO, the Group completed a reorganization (the ‘‘Reorganization’’) in September 2019, which involved the following steps:

•	On December 27, 2018, the Company was established under the laws of the Cayman Islands as an exempted company with limited liability.

•	On January 7, 2019, XPeng Limited was incorporated in British Virgin Islands as a wholly owned subsidiary of the Company.

•	On February 21, 2019, XPeng (HK) Limited was incorporated in Hong Kong as a wholly owned subsidiary of XPeng Limited.

•	On June 21, 2019, Guangdong Xiaopeng Motors Technology Co., Ltd. (‘‘WFOE’’) was established as a wholly owned subsidiary of XPeng (HK) Limited in the PRC.

•

On September 2019, the Company issued 17,897,478 ordinary shares, 2,021,635 Series A Preferred Shares, 1,859,082 Series A-1 Preferred Shares, 23,343 Series A-2 Preferred Shares, 3,198,839 Series B Preferred Shares, 4,361,678 Series B-1 Preferred Shares, 1,045,497 Series B-2 Preferred Shares, 3,183,626 Series C Preferred Shares and 7,612,147 warrants in aggregate, to the existing shareholders of Chengxing, based on their respective equity interests in Chengxing. Concurrently, as a transitional arrangement and part of the Reorganization, a series of contractual agreements were entered into among WFOE, Chengxing and its existing shareholders, including the exclusive business cooperation agreement, the equity pledge agreement, the exclusive option agreement and the power of attorney. Consequently, WFOE became the primary beneficiary of Chengxing. In May 2020, Guangdong Xiaopeng Motors Technology Co., Ltd exercised its rights under the contractual arrangement and purchased 100% of Chengxing. Consequently, Chengxing became an indirect wholly owned subsidiary of XPeng Inc.

The equity interests held by the existing shareholders in the Company after the Reorganization are the same as the equity interests held by them in Chengxing before the Reorganization. Out of the equity interests issued, 43.44%, 38.09% and 18.47% were in the form of ordinary shares, Preferred Shares and warrants, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(b) History of the Group and Reorganization (continued)

Prior to the Reorganization, the shareholders of Chengxing included individual shareholders and institutional shareholders. Pursuant to laws applicable to PRC residents and entities incorporated in the PRC, PRC individuals should complete registration of its outbound investments (i.e. the foreign exchange registration under State Administration of Foreign Exchange (“SAFE”) Circular 37), and PRC institutional investors should complete its statutory filings and foreign exchange registrations for outbound investment (i.e. ODI) respectively, before such PRC residents or entities’ can legally own offshore investments or equity interests in offshore entities. As such, all PRC individual shareholders and PRC institutional shareholders of Chengxing shall complete their relevant registrations and/or statutory filings, as appropriate, before they can, in accordance with applicable PRC laws, hold directly or indirectly the ordinary shares of the Company, which is incorporated under the laws of the Cayman Islands. The warrants are to reflect the holder’s (indirect) rights, obligations and interest in the Company as if the holders are holding Preferred Shares of the Company before the holders complete their necessary registration for outbound investment to exercise their warrants into Preferred Shares of the Company. Once the holders complete the necessary registration for outbound investment, the holders are required to exercise the warrants immediately at a nil price per share. The warrants are transferrable by the holder subject to approval of the Company’s board of directors. Accordingly, the warrants are accounted for and presented based on the terms on the underlying Preferred Shares that the warrants are exercisable into (see Note 19).

The shareholders and their respective equity interest in the Company remain the same immediately before and after the Reorganization. Further, the Company, being the holding company after the Reorganization, is a newly established shell company. Accordingly, the Company determined that the Reorganization lacks substance and should be treated as a non-substantive merger with no change in the basis of assets, liabilities and shareholders’ deficits of Chengxing.

These consolidated financial statements are presented as if the Group Reorganization had already taken place as of the beginning of the period covered by these financial statements.

On March 20, 2020, the Company completed a 1:25 share split of all of its ordinary and Preferred Shares of the Company. All shares and per share amounts presented in the consolidated financial statements have been retrospectively adjusted to reflect the share split.

In August and December 2020, the Company completed its IPO and FO on the New York Stock Exchange (“NYSE”) (Note 20).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(b) History of the Group and Reorganization (continued)

As of December 31, 2020, the Company’s principal subsidiaries and VIEs are as follows:

	Place of incorporation	Date of incorporation or acquisition	Equity interest held	Principal activities
Principal subsidiaries
Chengxing(1)	PRC	January 09, 2015	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd.(Xiaopeng Technology)	PRC	May 12, 2016	100%	Design and technology development
Guangzhou Xiaopeng Automobile Manufacturing Co., Ltd.	PRC	April 07, 2017	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng New Energy Investment Co., Ltd.	PRC	February 02, 2020	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Automobile Co., Ltd.(“Zhaoqing XPeng”)	PRC	May 18, 2017	100%	Manufacturing of vehicles
Xiaopeng Automobile Sales Co., Ltd.	PRC	January 08, 2018	100%	Vehicle wholesale and retail
Beijing Xiaopeng Automobile Co., Ltd.	PRC	April 28, 2018	100%	Vehicle wholesale and retail, design and technology development
Shenzhen Xiaopeng Automobile Sales Service Co., Ltd.	PRC	August 06, 2018	100%	Vehicle wholesale and retail
Shanghai Xiaopeng Automobile Sales Service Co., Ltd.	PRC	October 10, 2018	100%	Vehicle wholesale and retail
Guangzhou Xiaopeng Automatic Driving Technology Co., Ltd	PRC	November 18, 2019	100%	Technology development
Xiaopeng Automobile Service Co., Ltd.	PRC	February 12, 2018	100%	Adminstrative center
XSense. AI, Inc.	United States	November 27, 2018	100%	Technology development
XMotors. AI, Inc.	United States	January 05, 2018	100%	Technology development
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	100%	Investment holding

(1)

As a transitional arrangement and part of the Reorganization, a series of contractual agreements were entered into among WFOE, Chengxing and its existing shareholders, including the exclusive business cooperation agreement, the equity pledge agreement, the exclusive option agreement and the power of attorney. Consequently, WFOE became the primary beneficiary of Chengxing. In May 2020, Guangdong Xiaopeng Motors Technology Co., Ltd exercised its rights under the contractual arrangement and purchased 100% of Chengxing. Consequently, Chengxing became an indirect wholly owned subsidiary of XPeng Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(b) History of the Group and Reorganization (continued)

	Place of incorporation	Date of incorporation or acquisition	Economic interest held	Principal activities
VIEs
Guangzhou Zhipeng IoV Technology Co., Ltd.(Zhipeng IoV)	PRC	May 23, 2018	100%	Ride-hailing services and operating the related mobile app
Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd.(Yidian Chuxing)	PRC	May 24, 2018	100%	Mobile apps and providing value-added services

(c) Variable interest entity

Zhipeng IoV was established by two shareholders of the Company (the “Zhipeng IoV’s Nominee Shareholders”) in May 23, 2018. In May 28, 2018, Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with effective control over Zhipeng IoV to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Management concluded that Zhipeng IoV is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Zhipeng IoV and shall consolidate the financial results of Zhipeng IoV in the Group’s consolidated financial statements. As of December 31, 2020, Zhipeng IoV did not have significant operations, nor any material assets or liabilities.

Yidian Chuxing was established by two shareholders of the Company (the “Yidian Chuxing‘s Nominee Shareholders”) in May 24, 2018. In May 28, 2018, Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd, (“Xiaopeng Chuxing”), Yidian Chuxing, and Yidian Chuxing‘s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements provide the Company, as the only shareholder of Xiaopeng Chuxing, with effective control over Yidian Chuxing to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Management concluded that Yidian Chuxing is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Chuxing and shall consolidate the financial results of Yidian Chuxing in the Group’s consolidated financial statements. As of December 31, 2020, Yidian Chuxing did not have significant operations, nor any material assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(d) Liquidity

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB1,398,823 , RMB3,691,673 and RMB2,731,985 for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit amounted to RMB6,824,503 and RMB11,322,423 as of December 31, 2019 and 2020, respectively. Net cash used in operating activities was approximately RMB1,572,715, RMB3,562,765 and RMB139,766 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In August and December 2020, with the completion of its IPO and FO on NYSE, the Group received the net proceeds of RMB11,410,386 and RMB15,988,903, respectively. As of December 31, 2020, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB35,585 restricted as to withdrawal or use for legal disputes, short-term deposits and short-term investments was RMB35,306,556.

Management has concluded, after giving consideration to its plans as noted above, the net proceeds received upon completion of IPO and FO, and existing balance of cash and cash equivalents as of December 31, 2020, that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Accordingly the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power: has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIEs that could potentially be significant to the VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, mezzanine equity and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses as well as redemption value of the Preferred Shares.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Functional currency and foreign currency translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currencies of the Company and its subsidiaries which are incorporated in United States or in Hong Kong are United States dollars (“US$”), while the functional currencies of the other subsidiaries and VIEs in the Group are RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of total shareholders’ (deficit) equity.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(f) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level II —Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

Level III —Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, accounts receivable, financial lease receivables, other assets, accounts and notes payable, short-term borrowings, lease liabilities, accruals and other liabilities and long-term borrowings. As of December 31, 2019 and 2020, the carrying values of these financial instruments, except for other non-current assets, long-term borrowings and non-current portion for lease liabilities, are approximated to their fair values due to the short-term maturity of these instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(f) Fair value (continued)

Financial assets that are measured at fair value on a recurring basis consist of short-term investments and derivative assets. All of its short-term investments and derivative assets, which are comprised primarily of structured deposits, bank financial products and a forward exchange contract, are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate, gold and benchmark interest rate. They are not valued using quoted market prices, but can be valued based on other observable inputs, such as interest rates and currency rates. The group has derivative liabilities that are measured at fair value. The derivative liabilities are used to account for the redemption right that met the definition of a derivative and are classified within level III at the fair value hierarchy as the Company adopted the equity allocation model with unobservable inputs for which there little or no market data to determine the fair value.

(g) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash and cash equivalents as reported in the consolidated statement of cash flows are presented separately on the consolidated balance sheet as follows:

	As of December 31,2019		As of December 31,2020
	Amount	RMB equivalent	Amount	RMB equivalent
Cash and cash equivalents:
RMB	772,435	772,435	4,428,120	4,428,120
US$	167,732	1,168,754	3,793,451	24,781,268
HKD	6,418	5,742	—	—

Total		1,946,931		29,209,388

As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong and the United States.

(h)	Restricted cash

Restricted cash primarily represents bank deposits for letter of credit, bank notes and a forward exchange contract amounted to RMB425,812 and RMB2,296,560 as of December 31, 2019 and 2020, respectively. And deposits, amounted to RMB35,000 and RMB35,585, that are restricted due to legal disputes as of December 31, 2019 and 2020, respectively.

(i) Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2020, substantially all of the Group’s short-term deposits amounting to RMB979,897 are placed in a reputable financial institution in PRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(j) Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative-effect increase of RMB2,074 recorded in accumulated deficit.

The Group’s accounts receivable, other current assets and finance lease receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets and finance lease receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. For the year ended December 31, 2020, the Group recorded RMB10,039 expected credit loss expense in selling, general and administrative expenses. As of December 31, 2020, the expected credit loss provision for the current and non-current assets are RMB8,220 and RMB4,287 respectively.

The Group typically does not carry significant accounts receivable related to vehicle sales and related sales as customer payments are due prior to vehicle delivery, except for amounts of vehicle sales in relation to government subsidy to be collected from government on behalf of customers. Other current assets primarily consist of other receivables. Financial lease receivables primarily consist of the aggregate of the minimum lease receivable at the inception of the lease and the initial direct costs. The Group recorded a provision for current expected credit losses. The following table summarizes the activity in the allowance for credit losses related to accounts receivable, other current assets and finance lease receivables for the year ended December 31, 2020:

For the Year Ended
December 31, 2020
Balance as of December 31, 2019	4,645
Adoption of ASC Topic 326	2,074

Balance as of January 1, 2020	6,719
Current period provision	10,039
Write-offs	(4,251)

Balance as of December 31, 2020	12,507

Allowance for the accounts receivable, other current assets and finance lease receivables recognized for the year ended December 31, 2019 was 3,812, nil and 833.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(k) Short-term investment

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive loss. The Group’s short-term investments in financial instruments were RMB407,844 and RMB2,820,711 as of December 31, 2019 and 2020, respectively.

(l) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition, which approximates actual cost on monthly weighted average method. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Inventory write-downs of RMB109,505 and RMB92,612 were recognized in cost of sales for the years ended December 31, 2019 and 2020.

(m) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives, which range from two to ten years, of the related assets. Salvage value rate is determined to 0% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives
Buildings	20 years
Machinery and equipment	5 to 10 years
Charging infrastructure	5 years
Vehicles	4 to 5 years
Computer and electronic equipment	3 years
Others	2 to 5 years

Depreciation for mold and tooling is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive life of the related assets.

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(m) Property, plant and equipment, net (continued)

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. The loss on the disposal of property, plant and equipment amounting to RMB30,275, RMB1,191 and RMB6,167 were recognized in operating expenses during the years ended December 31, 2018, 2019 and 2020, respectively.

(n) Intangible assets, net

Intangible assets consist of manufacturing license, license plate, software and license of maintenance and overhauls. Intangible assets with finite lives, including software and license of maintenance and overhaul, are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.

Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives
Software	2 to 10 years
License of maintenance and overhauls	26 months

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Intangible assets that have indefinite useful life were manufacturing license and license plate as of December 31, 2020. The Group evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

(o) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 50 years that represent the terms of land use rights certificate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(p) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

(q) Warranties

The Group provides a manufacturer’s standard warranty on all vehicles sold. The Group accrues a warranty reserve for the vehicles sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

The Group considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty embedded through a vehicle sales contract. The extended lifetime warranty is likely incremental service provided to the customer to differentiate with other peer companies, as such, the lifetime warranty is a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(r) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. The Group generally determines standalone-selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the Group’s pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Group to all performance obligations as conditions under ASC 606-10-32-37 are not met.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities are primarily resulted from the multiple performance obligations identified in the vehicle sales contract, which is recorded as deferred revenue and recognized as revenue based on the consumption of the services or the delivery of the goods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(r) Revenue recognition (continued)

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a contract. The Group identifies the customers who purchase the vehicle as its customers. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicle, free charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, and services of lifetime free charging in XPeng-branded super charging stations and lifetime warranty of battery which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer.

Car buyers in the PRC are entitled to government subsidies when they purchase electric vehicles. For efficiency purpose and better customer service, the Group or Zhengzhou Haima Automobile Co., Ltd. (“Haima Auto”) applies for and collect such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. The Group determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group due to the buyer’s fault such as refusal or delay of providing application information.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the vehicle and household charging pile is recognized at a point in time when the control of the vehicle is transferred to the customer and the charging pile is installed at customer’s designated location. For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime warranty of battery, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available. For the free charging within 4 years or 100,000 kilometers and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage (rather than a time-based method) best reflects the performance as it’s typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free charging in XPeng-branded super charging station, the Group recognize the revenue over time based on straight-line method during the expected useful life of the vehicle.

Initial refundable deposits for intention orders and non-refundable deposits for vehicle reservations received from customers prior to vehicle purchase agreements signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding to those unperformed obligations. At the same time, advances from customers are classified as contract liability (deferred revenue) as part of the consideration.

XPILOT, the Group’s autonomous driving system, provides assisted driving and parking functions tailored for driving behavior and road conditions in China. The Group plans to roll out XPILOT 3.0 in January 2021. A customer can subscribe for XPILOT 3.0 by either making a lump sum payment or paying annual installments for a three-year period. XPILOT 3.0 will feature several new functions, including a navigation guided pilot for highway driving and advanced automated parking. Revenue related to XPILOT 3.0 is recognized at a point in time when autonomous driving functionality of XPILOT 3.0 is activated and transferred to the customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(r) Revenue recognition (continued)

Other services

The Group provides variable other services to customers including services embedded in a sales contract, supercharging service, maintenance service, ride hailing services and vehicle leasing service.

Services embedded in a sales contract may include free charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free charging services in XPeng-branded charging station. Other services also include supercharging service and maintenance service. These services are recognized under ASC 606.

The Group provides ride hailing services with smart commuting solutions to customers by using the Group’s self-owned G3 vehicles and hiring and training drivers managed by third party agents via service agreement. The Group believes it acts as a principle in the ride hailing services as it controls a specified good or service before it is transferred to the customers. The revenue for ride hailing services is recognized overtime in a period when the ride hailing services is consumed under ASC 606.

Revenue from vehicle leasing service to customers under operating lease and finance lease are recognized under ASC 842.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these five services will be very limited. The Group also performs an estimation on the stand-alone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service. Related costs are then accrued instead.

Customer Upgrade Program

In the third quarter of 2019, due to the upgrade of the latest vehicle model, G3 2020, the Group voluntarily offered all owners of G3 2019 model the options to either receive loyalty points, valid for 5 years since the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in right contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. The owners of G3 2019 model had to choose one of the two options within 30 days after receiving the notice. Anyone who did not make the choice before the date was deemed abandoning the options. At the time the offers were made, the Group still had unfulfilled performance obligations for services to the owners of G3 2019 model associated with their original purchase. The Group considered this offering is to improve the satisfaction of the owners of G3 2019 model but was not the result of any defects or resolving past claims regarding the G3 2019 model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(r) Revenue recognition (continued)

Customer Upgrade Program (continued)

As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, the Group considers this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for the additional rights, the contract modification is accounted for as the termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the date of the contract modification. This reallocation is based on the relative stand-alone selling prices of these various goods and services.

For the material right from loyalty points, the Group estimated the probability of points redemption when determining the stand-alone selling price. Since the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to customers, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. The Group will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.

According to the terms of the trade-in program, owners of G3 2019 who elected the trade-in right have the option to trade in their G3 2019 at a fixed predetermined percentage of its original G3 2019 purchase price (the “guaranteed trade-in value”) starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. Such trade-in right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that 120-day period, the trade-in right expires. The guaranteed trade-in value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in right on a stand-alone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, the Group does not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. The Group believes the guaranteed trade-in value will be greater than the expected market value of the G3 2019 at the time the trade-in rights become exercisable, and therefore, the excess value is essentially a sales discount on the new vehicle purchase. The Group estimated the potential forfeiture rate based on the market expectation of the possibility of the future buying and applied the forfeiture rate when determining the stand-alone selling price at the date of the contract modification. The amount allocated to the trade-in right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in right is exercised and a new vehicle is purchased. The Group will continue to reassess the reasonableness of the forfeiture rate applied in the subsequent reporting periods.

(s) Cost of sales

Vehicle

Cost of vehicle revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand, and impairment charge of property, plant and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(s) Cost of sales (continued)

Services and others

Cost of services and others revenue generally includes cost of direct part, material, labor costs, installment costs, costs associated with providing non-warranty after-sales service and depreciation of associated assets used for providing the services.

Cost of ride hailing services revenue also includes agent and service fee paid to third party agents and revenue sharing fee to a third party data supporting entity.

(t) Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2018, 2019 and 2020, R&D expenses were RMB1,051,219, RMB2,070,158 and RMB1,725,906 respectively.

(u) Selling, general and administrative expenses

Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. Selling costs are expenses as incurred. For the years ended December 31, 2018, 2019 and 2020, advertising costs were RMB58,326 and RMB168,170 and RMB517,135 respectively, and total sales and marketing expenses were RMB317,109, RMB668,602 and RMB1,737,765 respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2018, 2019 and 2020, general and administrative expenses were RMB325,432, RMB495,967 and RMB1,182,884 respectively.

(v) Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB104,201, RMB215,046 and RMB152,361 for the years ended December 31, 2018, 2019 and 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(w) Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction of Zhaoqing XPeng (“Zhaoqing manufacturing plant”). Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific subsidies as other non-current liabilities when received or reduced interest expense. The specific subsidies are amortized over the depreciation period of associated assets to reduce their depreciation cost. Other subsidies are recognized as other income upon receipt as further performance by the Group is not required.

(x) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

Adoption of ASU 2016-16

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. The Company adopted ASU 2016-16 as of January 1, 2018 using a modified retrospective transition method, no reclassification of prepaid income taxes related to asset transfers that occurred prior to adoption from other current and non-current assets to opening retained earnings. There was no material impact on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(y) Share-based compensation

The Group grants restricted share units (“RSUs”), restricted shares and share options (collectively, “Share-based Awards”) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Share-based awards are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method or straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved.

The fair value of the RSUs and restricted shares granted prior to the completion of the IPO were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of share options granted prior to the completion of the IPO is estimated on the grant or offering date using the Binomial option-pricing model. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

The fair value of the RSUs granted subsequent to the completion of the IPO is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Share options granted to employees:

Since 2015, Chengxing has granted options to certain directors, executive officers and employees. The options granted are exercisable only upon the completion of an IPO or change in control.

Share options granted to employees includes both service condition and performance condition. Employees are required to provide continued service through the satisfaction of the occurrence of change of control or an IPO to retain the award since no share option would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense to be recognized until the date of consummation of Liquidity Event.

On June 28, 2020, the board of directors of the Company approved the 2019 Equity Incentive Plan (“ESOP Plan”) with 161,462,100 Class A ordinary shares reserved. Options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted under the ESOP Plan.

In June 2020, the Group agreed with the participants to cancel the existing stock options granted during the period between 2015 and the first quarter of 2020 along with a concurrent grant of a replacement RSUs (“Replacement”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(y) Share-based compensation (continued)

Restricted share units granted to employees:

Prior to the completion of the IPO, RSUs granted to employees include both service condition and performance condition. Employees are required to provide continued service through the satisfaction of the occurrence of Liquidity Event to retain the award since no RSU would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. The Group also granted RSUs in 2020 with only performance condition and the RSUs would be vested upon the occurrence of Liquidity Event. Given the vesting of these two types of RSUs granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense to be recognized until the date of consummation of Liquidity Event. In July 2020, RSUs vested immediately upon grant date were granted to employees and the share-based compensation expense were recognized immediately on the grant date.

Subsequent to the completion of the IPO, the Group granted RSUs with only service condition to employees and the share-based compensation expense were recognized over the vesting period using straight-line method.

Restricted shares granted to two co-founders:

In the years ended December 31, 2018, 2019, two co-founders have agreed that their founders’ shares would be subject to requisite service conditions that shall vest in a certain period. The restricted shares require future requisite service and it does not contain a market or performance condition that must be satisfied before the grant date. Accordingly, no share-based compensation expenses would be recognized prior to the grant date but would be recognized based on the fair value of the shares at the grant date over the requisite service period.

A change in any of the terms or conditions of restricted shares granted to two co-founders is accounted for as a modification of the awards. The cumulative amount of share-based compensation expenses that would be recognized is the original grant-date fair value of the award plus any incremental fair value resulting from the modification. The Group calculates incremental compensation expense of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested restricted shares, the Group recognizes incremental compensation cost in the period when the modification occurs. For restricted shares not being fully vested, the Group recognizes the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original awards over the remaining requisite service period after modification.

As of December 31, 2019, all the restricted shares of two co-founders have been vested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(z) Statutory reserve

The Group’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to PRC’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.

In addition, in accordance with the Company Laws of the PRC, the VIEs of the Company registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. No reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

During the years ended December 31,2018, 2019 and 2020, there is no statutory reserves.

(aa) Comprehensive loss

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(ab) Leases

In February 2016, the FASB issued ASC 842, Leases, to require lessees to recognize all leases, with certain exceptions, on the balance sheet, while recognition on the statement of operations will remain similar to lease accounting under ASC 840. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2018-20, Narrow-Scope Improvements for Lessors, and ASU 2019-01, Codification Improvements, to clarify and amend the guidance in ASU No. 2016-02. ASC 842 eliminates real estate-specific provisions and modifies certain aspects of lessor accounting.

(a) As a lessee

(i) Operating lease

The Group early adopted the ASUs as of January 1, 2018 using the cumulative effect adjustment approach. Upon adoption, the Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Group also elected the practical expedient to apply consistently to all of the Group’s leases to use hindsight in determining the lease term (that is, when considering lessee options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of the Group’s right-of-use assets.

The Group includes a right-of-use asset and lease liability related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. All of the Group’s leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included within current portion of lease liabilities for the current portion, and within lease liabilities for the long-term portion on the consolidated balance sheet as of December 31, 2019 and 2020.

The Group has lease agreements with lease and non-lease components, and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component.

The Group has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(ab) Leases (continued)

(b) As a lessor

The Group provides vehicle leasing service to customers under operating lease and finance lease.

(i) Operating lease

The Group recognizes the lease payments as vehicle leasing income in profit or loss over the lease term on a straight-line basis.

(ii) Finance lease

At the commencement of the lease term, the aggregate of the minimum lease receivable at the inception of the lease and the initial direct costs is recognized as finance lease receivables, and the unguaranteed residual value is recorded at the same time. The difference between the aggregate of the minimum lease receivable, the initial direct costs and the unguaranteed residual value, and the aggregate of their present values is recognized as unearned finance income. The net amount of finance lease receivables less unearned finance income is divided into finance lease receivable – net and current portion of finance lease receivable – net due within one year for presentation.

Finance lease receivables are carried at amortized cost net of loss allowance for finance lease receivables. When determining the loss allowance for a net investment in the lease, the Group takes into consideration the collateral relating to the net investment in the lease. The collateral relating to the net investment in the lease represents the cash flows that the Group would expect to receive (or derive) from the lease receivable and the unguaranteed residual asset during and following the end of the remaining lease term.

Lease income from finance lease is recognized in other revenues using the effective interest method.

(ac) Dividends

Dividends are recognized when declared. No dividends was declared for the years ended December 31, 2018 , 2019 and 2020, respectively.

(ad) Earnings (losses) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, considering the accretion on Preferred Shares to redemption value, deemed dividend due to extinguishment of Preferred Shares, deemed dividend due to modification of Preferred Shares, deemed dividend due to reclassification from mezzanine equity to ordinary shares upon extinguishment of Redeemable Shares and deemed contribution from repurchase of Preferred Shares, by the weighted average number of.ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the Preferred Shares using the if-converted method, unvested restricted shares, and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(ae) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3. Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, to require financial assets carried at amortized cost to be presented at the net amount expected to be collected based on historical experience, current conditions and forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU 2019-10 and ASU 2019- 11 to provide additional guidance on the credit losses standard. The ASUs are effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group adopted the ASU on January 1, 2020, with a cumulative-effect increase of RMB2,074 recorded in accumulated deficit.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, to simplify the test for goodwill impairment by removing Step 2. An entity will, therefore, perform the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform a qualitative assessment to determine if the quantitative impairment test is necessary. The ASU is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASU is prospective. The Group adopted the ASU on January 1, 2020, which did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract. The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The ASU is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. Adoption of the ASU is either retrospective or prospective. The Group adopted the ASU on January 1, 2020, which did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

3. Recent Accounting Pronouncements (continued)

Recently issued accounting pronouncements not yet adopted (continued)

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (“GAAP”) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU is currently not expected to have a material impact on the consolidated financial statements.

4. Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits and short-term investment. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, restricted cash, and short-term investments were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits and short-term investments are financially sound based on publicly available information.

(b) Foreign currency exchange rate risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s oversea financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

5. Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value. Assets and liabilities that were measured at fair value on a recurring basis were as follows:

	As of December 31, 2019				As of December 31, 2020
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Short-term investments	407,844	—	407,844	—	2,820,711	—	2,820,711	—
Derivative assets – a forward exchange contract	—	—	—	—	105,183	—	105,183	—
Derivative liabilities – Preferred Shares (i)	897,091	—	—	897,091	—	—	—	—

(i)

In determining the fair value of derivative liabilities, the Company has adopted the equity allocation model. For purposes of determining the redemption right of Series A, A-1 and A-2, B, B-1 and B-2, and C Preferred Shares, on December 31, 2019, April 10, May 11, May 26 and July 31, 2020 (the issuance date of Series C+ round), the Company re-performed the equity allocation model for Series A, A-1 and A-2, B, B-1 and B-2, and C Preferred Shares in scenarios assuming the redemption feature is removed, the difference between the with embedded redemption features scenario and the without embedded redemption features scenario is considered to be value of the redemption features of the Series A, A-1 and A-2, B, B-1 and B-2, and C Preferred Shares. Such approach involves certain significant estimates which are as follows:

Valuation Date	December 2 and December 31, 2019	April 10, 2020	May 11, 2020	May 26, 2020	June 30, 2020	July 31, 2020
Volatility(1)	37.90%	42.38%	42.82%	42.69%	41.75%	43.20%
Risk-free rate(2)	2.65%	1.10%	1.05%	1.03%	0.97%	1.38%
Dividend yield(3)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Time to expiration(4) (in years)	5.37	5.02	4.93	4.89	4.8	4.71

(1)	The volatility is estimated based on the historical share price movement of comparable companies for the period of time close to the expected time to exercise.
(2)	The risk-free rate is based on the market yield of US treasury curve with China country risk premium.
(3)	The dividend yield is estimated by the Company based on its expected dividend policy over the contractual term of the options.
(4)	Time to expiration is the time between valuation date and the redemption or liquidation date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

6. Inventory

Inventory consisted of the following:

	As of December 31,
	2019	2020
Finished goods	328,443	943,945
Raw materials	125,673	387,524
Work-in-process	—	11,556

Total	454,116	1,343,025

Raw materials primarily consist of materials for volume production.

Work-in-process primarily consist of P7 in production which will be transferred into production cost when incurred.

Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.

For the year ended December 31, 2019, inventory write-downs of RMB109,505 mainly due to the phasing out of G3 2019 model were recognized in cost of sales. For the year ended December 31, 2020, write-downs of inventories to net realizable value amounted to RMB92,612, which were recognized in cost of sales.

7. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2019	2020
Prepayments	80,699	909,327
Deductible value-added tax input	437,129	521,630
Deposits	188,190	30,006
Amount receivables from issuance of Preferred Shares	279,048	—
Others	98,241	142,323

Total	1,083,307	1,603,286

Prepayments primarily consist of prepayment for raw materials, marketing and consulting services provided by suppliers.

Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

8. Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2019	2020
Machinery and equipment	193,889	1,047,461
Mold and tooling	497,174	938,611
Buildings	—	726,820
Vehicles	230,328	328,555
Construction in process	2,236,775	223,875
Leasehold improvements	191,356	216,923
Computer and electronic equipment	54,044	87,304
Charging infrastructure	39,792	45,835
Others	27,770	57,904

Sub-total	3,471,128	3,673,288

Less: Accumulated depreciation	(161,991)	(456,319)
Less: Impairment charges	(79,185)	(135,467)

Property, plant and equipment, net	3,229,952	3,081,502

The Group recorded depreciation expenses of RMB53,527, RMB125,453 and RMB302,974 for the years ended December 31, 2018, 2019 and 2020, respectively.

Vehicles represent the rides-qualified vehicles operated by the Group for the ride hailing services, certain vehicles under operating lease arrangement with customers and the vehicles used for the Group’s daily operation.

Construction in progress primarily consists of the construction of Zhaoqing manufacturing plant and mold, tooling, machinery and equipment related to the manufacturing of the Group’s vehicles. During the years ended December 31, 2018, 2019 and 2020, the Group capitalized RMB1,907, RMB38,483 and RMB26,351 of interest, respectively. Subsidies for interest expenses capitalized received from government by the Group were recognized to reduce the interest expenses capitalized in the construction of Zhaoqing manufacturing plant. Subsidies for interest expenses received from government by the Group were recognized to reduce the interest expenses after completion of construction. In April 2020, the completed assets are transferred to their respective assets classes.

The accumulated impairment loss was RMB79,185 and RMB135,467 as of December 31, 2019 and 2020, primarily due to the phasing out of G3 2019 model in 2019 and upgrade of G3 2020 model in 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

9. Intangible Assets, Net

Intangible assets and related accumulated amortization consisted of the following:

	As of December 31, 2019			As of December 31, 2020
	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount
Finite-lived intangible assets
Software	98,402	(10,009)	88,393	114,118	(29,264)	84,854
License of maintenance and overhauls	2,290	(1,678)	612	2,290	(2,290)	—

Total finite-lived intangible assets	100,692	(11,687)	89,005	116,408	(31,554)	84,854

Indefinite-lived intangible assets
Manufacturing license(i)	—	—	—	494,000	—	494,000
License plate	28,927	—	28,927	28,927	—	28,927

Total indefinite-lived intangible assets	28,927	—	28,927	522,927	—	522,927

Total intangible assets	129,619	(11,687)	117,932	639,335	(31,554)	607,781

The Group recorded amortization expenses of RMB3,546, RMB7,681 and RMB20,169 for the years ended December 31, 2018, 2019 and 2020, respectively.

Total future amortization expenses for finite-lived intangible assets were estimated as follows:

2021	22,982
2022	19,327
2023	17,098
2024	16,691
2025	8,384
Thereafter	372

Total	84,854

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

9. Intangible Assets, Net (Continued)

(i) Acquisition and subsequent sale of the 100% equity interest in a company that holds a manufacturing license

On March 12, 2020, the Group entered into a share transfer agreement (the “STA”) to acquire the 100% equity interest in a company (the “Acquiree”) from its shareholders (the “Sellers”) for a total cash consideration of RMB510 million (the “Acquisition”).

In March 2020, as part of the equity purchase, all of the Acquiree’s net assets with a carrying value of RMB8 million which included the manufacturing license were acquired by the Group under the terms of the STA, subject to regulatory approval. In accordance with the STA, on June 6, 2020, immediately after approval from the relevant PRC regulatory authority was granted for the manufacturing license to be transferred from the Acquiree to the Group, the Group sold its 100% equity interest in the Acquiree to the Sellers’ related parties for consideration of RMB16 million, resulting in a sale of all of the Acquiree’s net assets, except for the manufacturing license. Given the acquisition from the Sellers and the subsequent sale to the Sellers’ related parties were in accordance with the terms of the STA, the consideration received of RMB16 million, in substance, represents an adjustment or reduction to the total cash consideration of RMB510 million incurred by the Group for the manufacturing license. The net effect of the series of transactions outlined above is that only the manufacturing license was acquired and retained by the Group. The Group determined that it was the nominee shareholder of the Acquiree during the period from acquisition to the sale of the Acquiree after regulatory approval was obtained for the transfer of the manufacturing license to the Group, approximately three months. During this period, the Group was not entitled to any of the economic results of the Acquiree. In accordance with ASC 810, the Group did not obtain a controlling financial interest in the Acquiree during this period, and accordingly, did not consolidate the financial statements of the Acquiree.

The Acquisition is determined to be an asset acquisition as the Group did not obtain a controlling financial interest in the Acquiree upon closing of the Acquisition in May 2020. On the basis above, the Group accounted for the acquisition of the manufacturing license as an intangible asset with a total cost of RMB494 million. The useful life of the license is assessed as indefinite as there is no limit to the valid period of the license under the relevant PRC laws and regulations.

Out of the initial cash consideration of RMB510 million, RMB100 million was paid in December 2019, RMB100 million was paid in March 2020, RMB100 million was paid in April 2020, RMB100 million was paid in July 2020 and RMB110 million was paid in August 2020. For the repurchase consideration of RMB16 million due from the Sellers’ related parties, RMB10 million was received in June 2020 and 6 million was received in November 2020.

10. Land Use Rights, Net

Land use rights and related accumulated amortization consisted of the following:

	As of December 31,
	2019	2020
Land use rights	264,886	264,886
Less: Accumulated amortization	(9,629)	(14,952)

Total land use rights, net	255,257	249,934

In November 2017, February 2018 and May 2018, the Group acquired land use rights to build a factory for manufacturing vehicles of the Group in Zhaoqing city, Guangdong province, PRC.

The Group recorded amortization expenses for land use rights of RMB4,058, RMB5,323 and RMB5,323 for the years ended December 31, 2018, 2019 and 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

11. Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2019	2020
Prepayment for purchase of land use rights	—	130,260
Long-term deposits	29,316	60,655
Prepayments for purchase of property and equipment	7,159	37,212
Prepayments for acquisition of assets	100,000	—
Others	1,037	506

Total	137,512	228,633

As of December 31, 2019, prepayments for acquisition of assets represented the prepayment amounting to RMB100,000 for an acquisition of a Company that holds a manufactory license.

Long-term deposits primarily consist of deposits for offices and retail and service centers which will not be collectable within one year.

12. Accruals and Other Liabilities

Accruals and other liabilities consisted of the following:

	As of December 31,
	2019	2020
Payables for purchase of property, plant and equipment	831,644	596,527
Payables for marketing events	83,552	362,570
Employee compensation payable	199,515	326,081
Refundable deposit from customers	9,557	213,928
Payable for R&D expenses	257,473	197,751
Accrued expenses	107,712	145,174
Deposits from third parties	62,696	108,301
Noncontrolling interests	98,010	98,010
Interest payables	23,315	61,997
Warranty	8,380	31,594
Advances from customers	37,478	5,437
Others	36,663	108,795

Total	1,755,995	2,256,165

Accrued expenses primarily reflected receipts of goods and services that the Group had not been invoiced yet. As the Group are invoiced for these goods and services, this balance will reduce and accounts payable will increase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

12.	Accruals and Other Liabilities (continued)

(i) On September 19, 2019, the Group entered into a partnership agreement with Guangzhou Industrial Transformation and Upgrading Development Fund Co., Limited (“Industrial Fund”) and Shenzhen Antuo Hengyuan Fund management Co., Limited (“Shenzhen Antuo”) to set up a limited liability partnership entity (the “Kunpeng Kechuang LLP”). Industrial Fund and Shenzhen Antuo subscribed for RMB98,000 and RMB10 paid in capital in Kunpeng Kechuang LLP with 24.5% and 0.0025%, of the shares, respectively. On October 22, 2019 and October 24, 2019, Industrial Fund and Shenzhen Antuo injected RMB98,000 and RMB10 in cash to Kunpeng Kechuang LLP, respectively. Pursuant to the investment agreement, Industrial Fund and Shenzhen Antuo do not have substantive participating rights to Kunpeng Kechuang LLP nor are able to transfer their interest in Kunpeng Kuchuang LLP to other third party. In addition, at any time within three years the Group is entitled to upon its request or is obligated to upon Industrial Fund’s request to purchase from Industrial Fund all of its interest in Kunpeng Kechuang LLP at its investment amount paid plus interest calculated at the current annual interest rate of the 3-year Treasury Bond in the PRC. Upon exit of Industrial Fund, Kunpeng Kechuang LLP will be dissolved and Shenzhen Antuo will be entitled to its investment amount paid amounted to RMB10. As such, the Group consolidates Kunpeng Kechuang LLP. The investments by Industrial Fund and Shenzhen Antuo are accounted for as a liability because liability classification is required when the Group enters into a purchased call and written put with the noncontrolling interests holders, and the put and call have the same fixed exercise price and exercise date.

13. Borrowings

Borrowings consisted of the following:

	As of December 31,
	2019	2020
Current
Short-term borrowings:
Bank loans	419,950	127,900

	419,950	127,900
Current portion of long-term borrowings	60,000	45,000

Total current borrowings	479,950	172,900

Non-Current
Long-term borrowings:
Bank loans	90,000	845,000
Other loans	1,600,000	800,000

Total non-current borrowings	1,690,000	1,645,000

Total borrowings	2,169,950	1,817,900

As of December 31, 2019, the Group obtained short-term borrowings from five banks of RMB419,950 in aggregate. The effective interest rate of these borrowings is 3.92% to 4.57% per annum.

As of December 31, 2020, the Group obtained short-term borrowings from three banks of RMB127,900 in aggregate. The effective interest rate of these borrowings is 4.17% to 4.99% per annum.

As of December 31, 2019, the Group entered into long-term loan agreements with a bank in PRC of total principals of RMB150,000, subject to a fixed interest rate of 4.99% per annum, and with a maturity date from January 22, 2020 to November 20, 2022. As of December 31, 2019, the principal amount of RMB60,000 was due within 12 months after the reporting period and presented as current liabilities in the consolidated balance sheet. As of December 31, 2020, the principal amount of RMB45,000 was due within 12 months after the reporting period and presented as current liabilities in the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

13. Borrowings (continued)

In May 2017, Zhaoqing XPeng obtained a facility, specified for expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600,000 from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd.(“Zhaoqing High-tech Zone”). As of December 31, 2019, the aggregated drawdown amounted to RMB1,600,000. In December 2020, RMB800,000 out of the RMB1,600,000 borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalently amounting to RMB800,000 was obtained from a bank in PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of December 31, 2020, the effective interest rate of the RMB800,000 loans from Zhaoqing High-tech Zone and the RMB800,000 bank loans is 4.90% and 4.98% per annum, respectively. For the remaining RMB800,000 loans from Zhaoqing High-tech Zone, RMB200,000 matures on January 31, 2027 and RMB600,000 matures on January 31, 2028. Moreover, the Group received subsidies from government for interest expenses incurred associated with borrowings. For the years ended December 31, 2018, 2019 and 2020, upon the acceptance of subsidy application by government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction of Zhaoqing manufacturing plant or reduce related interest expenses as incurred if any.

Certain of the Group’s banking facilities are subject to the fulfillment of covenants relating to certain of the Group’s consolidated statement of financial position performance and results, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2019 and 2020, none of the covenants relating to drawn down facilities had been breached.

The carrying value of the borrowings approximates its fair value as of December 31, 2019 and 2020. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

14. Other Non-Current Liabilities

Other non-current liabilities consisted of the following:

	As of December 31,
	2019	2020
Government grants	46,798	217,682
Warranty	26,217	79,757

Total	73,015	297,439

The government grants primarily represented the government subsidies for interest expenses to be incurred associated with the borrowings.

Movement of accrued warranty is as following:

	For the Year Ended December 31,
	2018	2019	2020
Accrued warranty - beginning of year	—	73	34,597
Warranty costs incurred	—	(575)	(925)
Provision for warranty	73	35,099	77,679

Accrued warranty - end of year	73	34,597	111,351
Less: Current portion of warranty	(11)	(8,380)	(31,594)

Non-current portion of warranty	62	26,217	79,757

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

15. Leases

(a) As a lessee

The Group has entered into various non-cancellable operating lease agreements for certain offices, retail and service centers, warehouses for finished goods, parking area for charging infrastructure and factories for R&D activities which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The Group’s leases, where the Group is the lessee, may include options to extend the lease term and options to terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise such options.

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	As of December 31,
	2019	2020
Operating lease right-of-use assets	440,097	461,184

Lease liabilities - current	90,740	119,565
Lease liabilities - non current	361,404	352,501

Total operating lease liabilities	452,144	472,066

The components of operating lease expense are as follows within the consolidated statements of comprehensive loss:

	For the Year Ended December 31,
	2018	2019	2020
Operating lease expense	44,476	107,850	125,867
Short-term lease expense	5,398	15,033	30,201

Total lease expense	49,874	122,883	156,068

Short-term leases represent the parking area leases with a term of 12 months or less.

Both operating lease expense and short-term lease expense are recognized as cost of sales, selling, general and administrative expenses and research and development expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

15. Leases (continued)

(a) As a lessee (continued)

Other information related to operating leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2018	2019	2020
Weighted-average remaining lease term	6.3 years	5.4 years	4.0 years
Weighted-average discount rate	4.74%	4.48%	4.43%

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

Supplemental cash flow information related to leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2018	2019	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	23,750	84,975	132,440
Leased assets obtained in exchange for operating lease liabilities	224,851	186,181	130,560

As of December 31, 2020, the maturities of the Group’s operating lease liabilities (excluding short-term leases) are as follows:

As of December 31,
2020
2021	138,024
2022	137,068
2023	76,266
2024	50,832
2025	40,541
Thereafter	89,725

Total minimum lease payments	532,456
Less: Interest	(60,390)

Present value of lease obligations	472,066
Less: Current portion	(119,565)

Non - current portion of lease obligations	352,501

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

15. Leases (continued)

(b) As a lessor

Finance lease receivables consisted of the following:

	As of December 31,
	2019	2020
Current portion of finance lease receivables - net	45,836	156,069
Finance lease receivables - net	109,965	397,467

Total	155,801	553,536

The Group recognized interest income on the net investment in the lease of RMB17,115 for the year ended December 31, 2020.

Maturity analysis of the minimum lease payments receivable for each of the first five years and reconciliation of the undiscounted cash flows to the net investment in the lease are as follows:

As of December 31,
2020
Within 1 year	187,889
Between 1 and 2 years	175,751
Between 2 and 3 years	136,464
Between 3 and 4 years	75,768
Between 4 and 5 years	51,172
Above 5 years	1,253

Total lease payments	628,297

Less: Unrealized finance income	(70,474)

Net investment in the lease	557,823
Less: Allowance for finance lease receivables	(4,287)

Finance lease receivables - net	553,536

16. Revenues

Revenues by source consisted of the following:

	For the Year Ended December 31,
	2018	2019	2020
Vehicle sales	4,153	2,171,231	5,546,754
Services and others	5,553	149,988	297,567

Total	9,706	2,321,219	5,844,321

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

17. Deferred Revenue

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,
	2018	2019	2020
Deferred revenue - beginning of year	—	2,366	85,498
Additions	4,211	1,865,564	5,297,728
Recognition	(1,845)	(1,782,432)	(5,074,842)

Deferred revenue - end of year	2,366	85,498	308,384

Deferred revenue represents the transaction price allocated to the performance obligations that are unsatisfied, which primarily arises from the undelivered vehicles, charging piles, free charging within 4 years or 100,000 kilometers, the extended lifetime warranty, option between household charging pile, services of lifetime free charging in XPeng-branded charging station and charging card, lifetime warranty of battery as well as vehicle internet connection services, with unrecognized deferred revenue balance of RMB2,366, RMB85,498 and RMB308,384 as of December 31, 2018, 2019 and 2020, respectively.

The Group expects that 53% of the transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of December 31, 2020 will be recognized as revenue during the period from January 1, 2021 to December 31, 2021. The remaining 47% will be substantially recognized during the period from January 1, 2022 to December 31, 2031.

18. Manufacturing in Collaboration with Haima Auto

On March 31, 2017, the Group entered into a contract arrangement with Haima Auto for the manufacture of vehicles. The agreement will expire on December 31, 2021, and such agreements are renewable by mutual consent. Pursuant to the arrangement, starting from 2018, Haima Auto provides an annual production capacity of 50,000 units, for the manufacturing of G3. While Haima is in charge of the day-to-day operations of the plant, the Group retain effective control over the supply chain, the manufacturing process, testing and quality control. For each vehicle produced, the Group will incur manufacturing cost on a per-vehicle basis monthly. The Group did not have any compensation or fees for Haima Auto other than the aforementioned Manufacturing cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

19. Convertible Redeemable Preferred Shares

Series A Preferred Shares

On June 9, 2017, the Group issued 1,102,710 Series A Preferred Shares in exchange for an aggregate cash consideration of RMB168,000, or RMB152 per share. These 1,102,710 Series A Preferred Shares were split into 27,567,750 Series A Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

On November 27, 2017, the Group issued 2,021,635 Series A Preferred Shares in exchange for an aggregate cash consideration of RMB308,000, or RMB152 per share. These 2,021,635 Series A Preferred Shares were split into 50,540,875 Series A Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series A-1 Preferred Shares

On January 5, 2018, the Group issued 2,712,095 Series A-1 Preferred Shares in exchange for an aggregate cash consideration of RMB460,000, or RMB170 per share. These 2,712,095 Series A-1 Preferred Shares were split into 67,802,375 Series A-1 Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series A-2 Preferred Shares

On January 5, 2018, the Group issued 466,856 Series A-2 Preferred Shares in exchange for an aggregate cash consideration of RMB100,000, or RMB214 per share. These 466,856 Series A-2 Preferred Shares were split into 11,671,400 Series A-2 Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series B Preferred Shares

On March 26, 2018, the Group issued 6,419,268 Series B Preferred Shares in exchange for an aggregate cash consideration of RMB2,200,000, or RMB343 per share. These 6,419,268 Series B Preferred Shares were split into 160,481,700 Series B Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series B-1 Preferred Shares

On August 1, 2018, the Company issued 5,330,910 Series B-1 Preferred Shares in exchange for an aggregate cash consideration of RMB2,900,000, or RMB544 per share. These 5,330,910 Series B-1 Preferred Shares were split into 133,272,750 Series B-1 Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series B-2 Preferred Shares

On August 1, 2018, the Company issued 1,526,543 Series B-2 Preferred Shares in exchange for an aggregate cash consideration of RMB955,000, or RMB626 per share. These 1,526,543 Series B-2 Preferred Shares were split into 38,163,575 Series B-2 Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

19. Convertible Redeemable Preferred Shares (continued)

Series C Preferred Shares

On December 2, 2019, the Company issued 3,183,626 Series C Preferred Shares in exchange for an aggregate cash consideration of US$300,000, equivalent to RMB2,107,860, or US$94, equivalent to RMB662 per share. These 3,183,626 Series C Preferred Shares were split into 79,590,650 Series C Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

On April 10, 2020, the Company issued 26,137,425 Series C Preferred Shares (after a 1:25 share split) in exchange for an aggregate cash consideration of US$98,519, equivalent to RMB693,123, or US$3.77 equivalent to RMB27 per share.

On May 11, 2020, the Company issued 795,907 Series C Preferred Shares (after a 1:25 share split) in exchange for an aggregate cash consideration of US$3,000, equivalent to RMB21,231, or US$3.77, equivalent to RMB27 per share.

On May 26, 2020, the Company issued 318,363 Series C Preferred Shares (after a 1:25 share split) in exchange for an aggregate cash consideration of US$1,200, equivalent to RMB8,555, or US$3.77, equivalent to RMB27 per share.

On July 22, 2020, July 24, 2020, July 29, 2020 and August 6, 2020, the Company issued 207,588,515 Series C Preferred Shares (after a 1:25 share split) in exchange for an aggregate cash consideration of US$900,000, equivalent to RMB6,271,720, or US$4.34, equivalent to RMB30 per share.

The key terms of the Series A Preferred Shares, Series A-1 Preferred Shares, Series A-2 Preferred Shares, Series B Preferred Shares, Series B-1 Preferred Shares, Series B-2 Preferred Shares and Series C Preferred Shares (collectively referred as the “Preferred Shares”) are summarized as follows.

Conversion feature

Each Preferred Share shall automatically be converted into Class A Ordinary Shares at the Conversion Price at the time in effect immediately upon the earlier of (a) the consummation of a Qualified IPO; and (b) the date specified by written consent or agreement of 80% holders of each series.

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) reorganizations, mergers, consolidations or sales of Assets, (ii) certain issuances of shares below the Conversion Price, (iii) share dividends, subdivisions and combinations of Class A ordinary shares, (iv) other distributions or (v) reclassification or recapitalization of Class A ordinary shares.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

19. Convertible Redeemable Preferred Shares (continued)

Redemption feature

Issuance of Series C, Series B-1 and B-2 and Series B Preferred Shares

Upon issuance of Series C, Series B-1 and B-2 and Series B Preferred Shares, the Company shall redeem, all of the outstanding Preferred Shares held by the requesting holder upon the written request of such holder, at any time after the earliest to occur of: (1) the Company fails to complete a Qualified IPO on or prior to April 16, 2025; (2) a breach by any of the Company, Principal Shareholders or the ESOP Holdco, where applicable, of its obligations that will have a material adverse effect to the Group; (3) A certain shareholder having requested the Company to redeem all or a portion of its shares after the occurrence of the Company’s failure to cure, within a reasonable cure period, after the occurrence of a breach by any of the Company, Principal Shareholders or the ESOP Holdco, if where applicable, of its obligations under the specified agreements has, individually or together, caused a material adverse effect on the certain shareholder’s business, goodwill, or brand (“A Certain Shareholder Redemption Event”).

The redemption amount payable for each Preferred Share upon exercise of the redemption option by the holder, will be an amount equal to the greater of (a) 120% of the Original Issue Price of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum. Upon the issuance of Series C, the redemption amount payable for each Preferred Share will be an amount equal to the greater of (a) 120% of the Original Issue Price, plus any dividends declared but unpaid thereon, of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum. Upon redemption event, Series C Preferred Shares shall rank senior to Series B-1 and Series B-2 Preferred Shares, Series B-1 and Series B-2 Preferred Shares (the redemption of the Series B-2 Preferred Shares shall rank pari passu with the redemption of Series B-1 Preferred Shares) shall rank senior to Series B Preferred Shares. Series B Preferred Shares shall rank senior to Series A, Series A-1 and Series A-2 Preferred Shares. Series A, Series A-1 and A-2 Preferred Shares (the redemption of the Series A, Series A-1 and Series A-2 Preferred Shares shall rank pari passu with each other) shall rank senior to ordinary shares.

If any holder of outstanding Preferred Shares chooses to redeem and the Company does not have sufficient funds to pay the Redemption Price, such holder may sell its interests to a third party. If the aggregate price of the Redemption Shares in such sale to third party is less than the Redemption Price of such Redemption Shares, the Company shall be obligated to pay to the Selling Holder the excess, if any, of the Redemption Price over the aggregate price of the Redemption Shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

19. Convertible Redeemable Preferred Shares (continued)

Redemption feature (continued)

Issuance of Series A-1 Preferred Shares and Series A-2 Preferred Shares

Prior to the issuance of Series A-1 and A-2 Preferred Shares, the Company shall redeem, at the option of the holder, all of the outstanding Preferred Shares held by the requesting holder, at any time after the earliest to occur of (1) a breach by any of the company, the principals, the principals shareholders of its obligations under the transaction documents, individually or together with other breaches by the foregoing Persons of their obligations under the transaction documents, have a material adverse effect to the company and other members within the Group; (2) any sale, conveyance, lease or disposition of all or substantially all of the Group Companies’ assets to a third party other than a Group Company; (3) any acquisition, amalgamation, scheme of arrangement or merger of the Company or other Group Company, which the Persons having Control over the Company or such other Group Companies will discontinue to have Control over the surviving entity; and (4) A Certain Shareholder Redemption Event.

Upon issuance of Series A-1 Preferred Shares and Series A-2 Preferred Shares, the Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares held by the requesting holder, at any time after the earliest to occur of (1) a breach by any of the company, the principals, the principals shareholders of its obligations under the transaction documents, individually or together with other breaches by the foregoing Persons of their obligations under the transaction documents, have a material adverse effect to the company and other members within the Group; and (2) A Certain Shareholder Redemption Event.

The redemption amount payable for each Preferred Share will be an amount equal to the greater of (a) 120% of the Original Issue Price, plus any dividends declared but unpaid thereon, of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

19. Convertible Redeemable Preferred Shares (continued)

Liquidation preferences

Liquidation Event means any of the following events: (i) any liquidation, dissolution or winding up of the Company, (ii) any sale, conveyance, lease or disposition of all or substantially all of the Group’s assets (including by means of an exclusive licensing of all or substantially all of the Group’s intellectual property or similar arrangement) to a third party other than the Group; and (iii) any acquisition, amalgamation, scheme of arrangement or merger of the Company or the Group by or with another entity where the gross or net value of the assets or equities being acquired represents more than 50% of the consolidated total assets or the consolidated net assets of the Group, by means of any transaction or series of related transactions to which the Company or such other Group Company, as applicable, is a party (other than a transaction or series of transactions in which the Persons having Control over the Company or such other Group Companies will continue to have Control over the surviving entity), Provided, however, that the events set forth in the foregoing (ii) or (iii) shall not be deemed a Liquidation Event unless the Majority Preferred Holders have, by written notice to the Company, determined that such events constitute a Liquidation Event. The occurrence of a Liquidation Event will trigger redemption and liquidation of net assets of the Company and distribution of the proceeds to redeem all the Company’s equity securities in accordance with the seniority described below, not the Preferred Shares.

In the event of any liquidation, the holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation Event, Series C Preferred Shares shall rank senior to Series B-1 and Series B-2 Preferred Shares, Series B-1 and Series B-2 Preferred Shares (the liquidation preference of the Series B-2 Preferred Shares shall rank pari passu with the liquidation preference of Series B-1 Preferred Shares) shall rank senior to Series B Preferred Shares. Series B Preferred Shares shall rank senior to Series A, Series A-1 and Series A-2 Preferred Shares. Series A, Series A-1 and A-2 Preferred Shares (the liquidation preference of the Series A, Series A-1 and Series A-2 Preferred Shares shall rank pari passu with each other) shall rank senior to ordinary shares.

The holders of Preferred Shares and the ordinary shares shall be entitled to receive an amount per share equal to the greater of (a) 120% of the Original Issue Price, plus any dividends declared but unpaid thereon, of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum.

After setting aside or paying in full the aggregate Liquidation Preference Amount of the Series C Preferred Shares, the Series B-2 Preferred Shares, the Series B-1 Preferred Shares, the Series B Preferred Shares, the Series A-2 Preferred Shares, the Series A-1 Preferred Shares, the Series A Preferred Shares and the Ordinary Shares, the remaining assets of the Company available for distribution to Shareholders, if any, shall be distributed to the holders of Class A and Class B Ordinary Shares and Preferred Shares on a pro rata basis, based on the number of Shares then held by each holder on an as converted basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

19. Convertible Redeemable Preferred Shares (continued)

Dividends rights

Each holder of Preferred Shares shall be entitled to receive, prior and in preference to any declaration or payment of any cash or non-cash dividend on the Ordinary Shares, but pari passu with other holders of Preferred Shares, noncumulative dividends at a simple rate of four percent (4%) per annum of the Original Issue Price of such Preferred Shares on each such Preferred Share held by such holder, payable when, as and if declared by the Board. Notwithstanding the foregoing, if the Board shall declare dividends on Ordinary Shares, each holder of any Preferred Shares shall be entitled to receive the higher of (i) four percent (4%) of the Original Issue Price of such Preferred Share, and (ii) the amount of dividends in respect of the Ordinary Shares into which such Preferred Share is then convertible.

Voting rights

The holders of the Preferred Shares shall have the right to one vote for each ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders. The holders of the Preferred Shares are entitled to appoint a total of 4 out of 7 directors of the Board.

Conversion upon IPO

Upon the completion of the Company’s IPO, all the issued and outstanding Preferred Shares were converted into Ordinary Shares.

Accounting for Series A, A-1, A-2, B, B-1, B-2 and C Preferred Shares

Prior to issuance of Series A-1 and A-2

The Company classified the Series A Preferred Shares as mezzanine equity in the consolidated balance sheets because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. No accretion was recognized subsequently since it is not probable that the instrument will become redeemable.

Upon issuance of Series A-1 and A-2

The issuance of Series A-1 and A-2 Preferred Shares concurrently amended terms of Series A Preferred Shares. Key changes include 1) changing from all shareholders sharing net asset on pro rate basis upon liquidation to having liquidation preference based on the formula and a distribution waterfall and 2) under the liquidation event, an investor shall receive an amount equal to the higher of a) 120% of the original investment amount, and 2) 100% of the original investment plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum. The management assessed the amendments quantitatively using the fair value model to Series A and concluded Series A should be accounted for as an extinguishment based on the assessment.

Post issuance of Series A-1 and A-2, the Company classified the Series A, Series A-1 and A-2 Preferred Shares as mezzanine equity in the consolidated balance sheets because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. No accretion was recognized subsequently since it is not probable that the instrument will become redeemable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

19. Convertible Redeemable Preferred Shares (continued)

Accounting for Series A, A-1, A-2, B, B-1, B-2 and C Preferred Shares (continued)

Upon issuance of Series B

The issuance of Series B Preferred Shares concurrently amended terms of Series A, A-1 and A-2 Preferred Shares. Key changes include (i) under a redemption event, if any holder of outstanding Preferred Shares chooses to sell its interests to a third party but the aggregate price of the Redemption Shares in such sale to third party is less than the Redemption Price of such Redemption Shares, the Company shall be obligated to pay to the Selling Holder the excess, if any, of the Redemption Price over the aggregate price of the Redemption Shares; (ii) if the Company fails to complete a Qualified IPO on or prior to April 16, 2025, the redemption event is triggered.

Upon the amendment, the time-based redemption right of Series A, A-1 and A-2 Preferred Shares, was deemed to have the characteristic of net settlement, and therefore the redemption right met the definition of a derivative. Accordingly, this feature was bifurcated and accounted for as a derivative liability, initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings, as the feature is not considered clearly and closely related to the host. The Company concluded that the amendment to Series A, A-1 and A-2 should be accounted for as an extinguishment or modification based on its assessment on the amendments both qualitatively and quantitatively.

Post issuance of Series B

The net settlement mechanism of the redemption right described earlier exist in Series B, B-1, B-2 and C Preferred Shares subsequently issued. Therefore, the redemption right of Series B, B-1 and B-2 also met the definition of a derivative and was bifurcated and accounted for as derivative liabilities, which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings, as the host contract of the Preferred Shares is considered to be an equity host and the redemption feature is not clearly and closely related to the host contract. The initial carrying value for each series of Preferred Shares recorded in mezzanine equity is allocated on a residual basis, after the recognition of the redemption option at its fair value upon bifurcation. The mezzanine equity component is subsequently accreted to the amount equals to redemption value of each series of Preferred Shares, less the-then fair value of the derivative liability using the interest method.

Accounting for a put option of an investor

In April 2020, the Company issued certain Series C to an investor, which is a fund (“Investor Fund”) owned by a partnership. As part of the arrangement, the Company provided a put option to a limited partner (“LP”) of the Investor Fund pursuant to which the LP shall have the right to redeem its LP interests in the Investor Fund (not Series C issued by the Company) with the principal amounting to RMB300,000 plus 8% annualized interest (“Fund Redemption Price”) in the event the Company was not able to reach a business agreement with the LP on or before December 31, 2020. The redemption right of the LP is accounted for as a freestanding put option at fair value, which was immaterial as of December 31, 2020. Subsequently on February 28, 2021, the put option became due and invalid and the LP did not exercise its redemption right.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

19. Convertible Redeemable Preferred Shares (continued)

The Company’s Preferred Shares activities for the years ended December 31, 2018, 2019 and 2020 are summarized below:

	Redeemable Ordinary Shares		Series A		Series A-1		Series A-2		Series B		Series B-1		Series B-2		Series C		Total
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)
Balances as of December 31, 2017	15,753,000	11,201	88,281,125	499,397	—	—	—	—	—	—	—	—	—	—	—	—	104,034,125	510,598

Issuance of Preferred Shares of Series A-1 and A-2 on January 5, 2018	—	—	—	—	67,802,375	460,000	11,671,400	100,000	—	—	—	—	—	—	—	—	79,473,775	560,000
Extinguishment of mezzanine equity upon the completion of the issuance of Series A-1 and A-2 on January 5, 2018	—	—	—	(474,376)	—	—	—	—	—	—	—	—	—	—	—	—	—	(474,376)
Recognition of mezzanine equity upon the completion of the issuance of Series A-1 and A-2 on January 5, 2018	—	—	—	508,923	—	—	—	—	—	—	—	—	—	—	—	—	—	508,923
Issuance of Preferred Shares of Series B on March 26 2018	—	—	—	—	—	—	—	—	160,481,700	1,823,954	—	—	—	—	—	—	160,481,700	1,823,954
Modification of mezzanine equity upon the completion of the issuance of Series B on March 26, 2018	—	—	—	(12,088)	—	(10,597)	—	(2,360)	—	—	—	—	—	—	—	—	—	(25,045)
Extinguishment of mezzanine equity upon the completion of the issuance of Series B on March 26, 2018	—	—	—	(25,021)	—	—	—	—	—	—	—	—	—	—	—	—	—	(25,021)
Recognition of mezzanine equity at fair value upon the completion of the issuance of Series B on March 26, 2018	—	—	—	33,395	—	—	—	—	—	—	—	—	—	—	—	—	—	33,395
Issuance of Preferred Shares of Series B-1 and B-2 on August 1, 2018	—	—	—	—	—	—	—	—	—	—	133,272,750	2,565,113	38,163,575	841,199	—	—	171,436,325	3,406,312
Accretion on Preferred Shares to redemption value	—	—	—	35,518	—	49,178	—	10,362	—	450,449	—	120,386	—	39,436	—	—	—	705,329
Derecognition of mezzanine equity classified as Preferred Shares	—	—	(10,172,500)	(33,395)	—	—	—	—	—	—	—	—	—	—	—	—	(10,172,500)	(33,395)
Derecognition of mezzanine equity classified as Redeemable Ordinary Shares	(15,753,000)	(11,201)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(15,753,000)	(11,201)

Balances as of December 31, 2018	—	—	78,108,625	532,353	67,802,375	498,581	11,671,400	108,002	160,481,700	2,274,403	133,272,750	2,685,499	38,163,575	880,635	—	—	489,500,425	6,979,473

Issuance of Preferred Shares post extinguishment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	79,590,650	1,801,402	79,590,650	1,801,402
Accretion on Preferred Shares to redemption value post extinguishment	—	—	—	65,206	—	61,073	—	13,255	—	287,695	—	394,944	—	119,880	—	18,997	—	961,050
Repurchase of the Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(2,197,900)	(48,447)	—	—	(2,197,900)	(48,447)

Balances as of December 31, 2019	—	—	78,108,625	597,559	67,802,375	559,654	11,671,400	121,257	160,481,700	2,562,098	133,272,750	3,080,443	35,965,675	952,068	79,590,650	1,820,399	566,893,175	9,693,478

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

19. Convertible Redeemable Preferred Shares (continued)

The Company’s Preferred Shares activities for the years ended December 31, 2018, 2019 and 2020 are summarized below (continued):

	Redeemable Ordinary Shares		Series A		Series A-1		Series A-2		Series B		Series B-1		Series B-2		Series C		Total
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)
Balances as of December 31, 2019	—	—	78,108,625	597,559	67,802,375	559,654	11,671,400	121,257	160,481,700	2,562,098	133,272,750	3,080,443	35,965,675	952,068	79,590,650	1,820,399	566,893,175	9,693,478

Issuance of Preferred Shares of Series C	—	—	—	—	—	—	—	—	—	—	—	—	—	—	234,840,210	6,639,361	234,840,210	6,639,361
Accretion on Preferred Shares to Redemption Value post Extinguishment	—	—	—	64,863	—	60,854	—	13,635	—	332,743	—	586,803	—	186,043	—	912,803	—	2,157,744
Conversion of Preferred Shares to Ordinary Shares upon the completion of the IPO	—	—	(78,108,625)	(662,422)	(67,802,375)	(620,508)	(11,671,400)	(134,892)	(160,481,700)	(2,894,841)	(133,272,750)	(3,667,246)	(35,965,675)	(1,138,111)	(314,430,860)	(9,372,563)	(801,733,385)	(18,490,583)

Balances as of December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

20. Ordinary Shares

Upon closing of the issuance of Series C Preferred Shares on December 2, 2019, the Company adopted a dual voting structure on its shares and the Company’s ordinary shares were divided into Class A and Class B ordinary shares, accordingly.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to five votes per share.

After a share split effective on March 30, 2020, the Company authorized 3,492,799,650 Class A and 750,000,000 Class B ordinary shares of par value US$0.00001.

As of December 31, 2019, 131,955,575 Class A ordinary shares had been issued, 31,513,000 Class A ordinary shares outstanding and 331,234,375 Class B ordinary shares had been issued and outstanding.

The Company repurchased and cancelled 100,442,575 Class A ordinary shares with a par value of US$0.00001 per share which are currently held by Success Sharing Development Holding Limited on June 28, 2020. On the same day, 17,643,400 of Class A ordinary shares at par value of US$0.00001 per share was issued to Quack Holding Limited and 33,349,070 Class A Ordinary Shares at par value of US$0.00001 per share was issued to XPeng Fortune Holding Limited.

On August 6, 2020, 9,695,210 Class A Ordinary Shares at par value of US$0.00001 per share was issued to XPeng Fortune Holding Limited. On the same day, 14,850,560 of Class A ordinary shares at par value of US$0.00001 per share was issued to Quack Holding Limited for the vested of RSU.

On August 27, 2020, the Group consummated its IPO on the NYSE, where 229,386,666 ordinary shares were newly issued with the total net proceeds of RMB11,409,248 (US$1,655,678). Upon closing of the IPO, the Company’s ordinary shares were divided into Class A, Class B and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights, except for voting rights. Holders of Class A ordinary shares are entitled to one vote per share, holders of Class B ordinary shares are entitled to ten votes per share, while holders of Class C ordinary shares are entitled to five votes per share in all shareholders’ meetings.

Upon the completion of the IPO, the Company authorized 8,850,000,000 Class A ordinary shares, 750,000,000 Class B ordinary shares and 400,000,000 Class C ordinary shares of par value US$0.00001.

On December 14, 2020, the Group consummated its FO on the NYSE, where 110,400,000 Class A ordianry shares were newly issued with the total net proceeds of RMB15,980,227 (US$2,444,930).

As of December 31, 2020, 971,341,066 Class A ordinary shares had been issued, 928,296,786 Class A ordinary shares outstanding, 429,846,136 Class B ordinary shares and 178,618,464 Class C ordinary shares had been issued and outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

21. Share-based Compensation

(a) Share options

During the period between 2015 and the first quarter of 2020, the Group granted share options to the employees to purchase its shares. One share option represents a right to purchase one Class A ordinary share of the Group with exercise price of RMB0.0004. The share options include both service condition and performance condition. For service condition, there are three types of vesting schedule, which are: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for four years thereafter; (ii) 40% of the share options shall become vested on the grant date and 15% of the share options become vested on each anniversary of the vesting commencement date for four years thereafter; (iii) 85% of the share options shall become vested on the grant date and 3.75% of the share options become vested on each anniversary of the vesting commencement date for four years thereafter. In addition to the services condition, employees are also required to provide continued service through the satisfaction of the occurrence of Liquidity Event that occurs within seven years after the vesting commencement date. If no Liquidity Event occurs prior to the seventh anniversary of the vesting commencement date, all share options, even those for which the service condition have been satisfied, shall be forfeited.

Share options granted are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense was recognized before the Replacement (Note 2(y)).

Activities of the Group’s share options during the years ended December 31, 2018, 2019 and 2020 were as follow:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
		USD	In Years
Outstanding as of December 31, 2017	31,472,750	0.0004	5.72
Granted	44,706,900	0.0004
Forfeited	(1,088,010)
Outstanding as of December 31, 2018	75,091,640	0.0004	5.56
Granted	23,599,310	0.0004
Forfeited	(7,552,250)
Outstanding as of December 31, 2019	91,138,700	0.0004	5.32
Granted	3,788,750
Forfeited	(2,273,720)
Replacement	(92,653,730)
Outstanding as of December 31, 2020	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

21. Share-based Compensation (continued)

(a) Share options (continued)

No share-based compensation expenses was recognized for share options during the years ended December 31, 2018, 2019 and 2020. As of December 31, 2018, 2019 and 2020, there were RMB183,244, RMB342,683 and nil of unrecognized share-based compensation expenses in relation to the share options granted to the Group’s employees, out of which, unrecognized share-based compensation expenses of RMB58,176, RMB86,205 and nil in relation to share options for which the service condition had been met and are expected to be recognized when the performance condition is achieved.

The fair value of each share options granted was estimated on the date of each grant using the Binomial option-pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2018	2019	2020
Expected term (years)	7	7	7
Exercise price (RMB)	0.0004	0.0004	0.0004
Fair value of the ordinary shares on the date of option grant (RMB)	2.51 ~ 8.08	8.36 ~ 8.60	8.36 ~ 8.53
Risk-free interest rate	3.03% ~ 3.68%	2.66% ~ 3.31%	3.10% ~ 3.31%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	34.28% ~ 34.39%	33.32% ~ 33.56%	33.35% ~ 33.56%

Notes:

(i) The risk-free interest rate of periods within the contractual life of the share option based on the market yield of US Treasury Curve adjusted with the China country risk premium.

(ii) The dividend yield was estimated by the Company based on its expected dividend policy over the contractual term of the options.

(iii) The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.

(iv) Expected term is the contract life of the options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

21. Share-based Compensation (continued)

(b) Restricted share units and restricted shares upon and subsequent to the Replacement

After the Replacement mentioned in note 2(y), all share options granted during the period between 2015 and the first quarter of 2020 were replaced by 75,010,330 RSUs and 17,643,400 restricted shares.

The Replacement did not change the classification and vesting condition of Share-based Awards as equity instruments. No additional share-based compensation expenses were recognized as there was no incremental fair value change immediately before and after the Replacement. Therefore, the replacement awards should be accounted for in the same way as its original awards.

Additional RSUs were granted to the employees in 2020. One RSU represents a right relating to one class A ordinary share of the Group with a par value of US$0.00001 per share.

The RSUs primarily include both service condition and performance condition. For service condition, vesting schedules include: (i) vesting schedules mentioned in note 21(a); (ii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. In addition to the services condition, employees are also required to provide continued service through the satisfaction of the occurrence of Liquidity Event that occurs within seven or ten years after the vesting commencement date. If no Liquidity Event occurs prior to the seventh or tenth anniversary of the vesting commencement date, all RSUs, even those for which the service condition has been satisfied, shall be forfeited.

The Group granted RSUs in 2020 with only performance condition and the RSUs would be vested upon the occurrence of the Liquidity Event. The Group also granted RSUs in 2020 with no conditions and the RSUs would be vested upon grant.

The RSUs granted prior to the completion of the IPO are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period.

Subsequent to the completion of the IPO, the Group granted RSUs with only service condition to employees and the RSUs would be vested on a straight-line basis over the requisite service period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

21. Share-based Compensation (continued)

(b) Restricted share units and restricted shares upon and subsequent to the Replacement (continued)

Activities of the Group’s RSUs for the year ended December 31, 2020 were as follow:

	Number of restricted share units	Weighted average grant- date fair value
		RMB
Outstanding as of December 31, 2019	—	—
Replacement	75,010,330	4.87
Granted	39,313,515	27.70
Vested	(63,314,483)	11.66
Forfeited	(2,721,228)	11.05
Outstanding as of December 31, 2020	48,288,134	14.20

Expected to vest as of December 31, 2020	44,425,083

Activities of the Group’s restricted share for the year ended December 31, 2020 were as follow:

	Number of restricted shares	Weighted average grant- date fair value
		RMB
Outstanding as of December 31, 2019	—	—
Replacement	17,643,400	2.51
Vested	(17,643,400)	2.51
Outstanding as of December 31, 2020	—

Share-based compensation expenses amounting to RMB996,417 were recognized for restricted share units and restricted shares upon and subsequent to the Replacement for the year ended December 31, 2020. As of December 31, 2020, there was RMB426,810 of unrecognized compensation expense relating to the restricted share units and restricted shares upon and subsequent to the Replacement. The expense is expected to be recognized over a weighted average period of 1.8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

21. Share-based Compensation (continued)

(c) Restricted shares

On May 7, 2016, two co-founders entered into an arrangement with other investors of the Company, and 75% of their 80,000,000 ordinary shares (“Restricted Shares”) would be subject to requisite service conditions, which shall vest 25%, 25% and 25% in 2016, 2017 and 2018.

On January 5, 2018, two co-founders entered into an arrangement with other investors of the Company, and the number of Restricted Shares is modified to one-third of their ordinary shares held as of January 5, 2018, which is 26,666,675 shares. 50% of the Restricted Shares shall become vested on each anniversary of January 5, 2018 for 2 years thereafter.

As of January 5, 2018, only 50% of the Restricted Shares, which is 40,000,000 shares, were vested. Before the modification, there were 40,000,000 unvested Restricted Shares, among which 20,000,000 Restricted Shares to be vested on January 9, 2018 and 20,000,000 Restricted Shares to be vested on January 8, 2019. Upon the modification, there were 26,666,675 unvested Restricted Shares, and each 13,333,325 Restricted Shares to be vested on January 5, 2019 and January 5, 2020, respectively. There were effectively two modification in the arrangement. Since the Restricted Shares after modification are still subject to the service condition, excess of the fair value of the modified awards over the fair value of the original awards immediately before the terms are modified at the modification date is considered immaterial. For the reduction of 13,333,325 shares, which is the difference of unvested 40,000,000 shares and 26,666,675 shares, it is effectively a modification to shorten the requisite service period ending from January 9, 2018 to January 5, 2018. Share-based compensation expenses was recognized immediately. Given there is no future requisite service period for the 13,333,325 shares, there is no incremental expense to be further recognized. For the remaining 26,666,675 unvested Restricted Shares, the requisite service period was extended. Unrecognized share-based compensation expenses was recognized over the remaining two years of modified requisite service period.

On March 26, 2018, two co-founders entered into an arrangement with other investors of the Company, and Restricted Shares would be subject to requisite service conditions. 50% of the Restricted Shares shall become vested on each anniversary of January 1, 2018 for 2 years thereafter. Pursuant to the arrangement, the vesting commencement date is changed from January 5, 2018 to January 1, 2018, it is effectively a modification to shorten the requisite service period. Share-based compensation expenses was recognized over the modified requisite service period.

The restricted shares granted to two co-founders were measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period.

Vesting schedule of the Restricted Shares’ during the years ended December 31, 2018 , 2019 and 2020 was as follow:

	Number of shares	Weighted average grant date fair value
		RMB
Unvested as of December 31, 2017	40,000,000	10.16
Vested	(26,666,675)	—

Unvested as of December 31, 2018	13,333,325	10.16
Vested	(13,333,325)	—

Unvested as of December 31, 2019	—	—

Share-based compensation expenses amounting to RMB1,630, RMB517 and nil in relation to the Restricted Shares was recognized during years ended December 31, 2018, 2019 and 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

22. Taxation

(a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

XPeng Limited is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

United States

The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2018, 2019 and 2020 is 27.98%, which is a blended state and federal rate.

PRC

The PRC Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.

Xiaopeng Technology applied for the HNTE qualification and received approval in December 2019. Xiaopeng Technology is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2019 through 2021.

Zhaoqing XPeng applied for the HNTE qualification and received approval in December 2020. Zhaoqing XPeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022.

Under the EIT Law enacted by the National People’s Congress of the PRC, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

22. Taxation (continued)

(a) Income taxes (continued)

PRC (continued)

In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

Composition of income tax expenses for the periods presented are as follows:

	For the Year Ended December 31,
	2018	2019	2020
Current income tax expenses	—	1	1,223
Deferred income tax expenses	—	—	—

Income tax expenses	—	1	1,223

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

22. Taxation (continued)

(a) Income taxes (continued)

Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses of the years presented are as follows:

	For the Year Ended December 31,
	2018	2019	2020
Loss before income tax expenses	(1,398,823)	(3,691,672)	(2,730,762)
Income tax expenses computed at the PRC statutory income tax rate of 25%	(349,706)	(922,918)	(682,691)
Effect of tax holiday	—	271,242	111,756
Effect of change in tax rate	—	213,331	13,920
Effect of different tax rate of different jurisdictions	(64,793)	(9,853)	(393,384)
Effect of additional deduction for qualified R&D expenses	(127,329)	(236,704)	(156,713)
Non-deductible expenses	1,421	2,050	234,328
Changes in valuation allowance	540,407	682,853	874,007

Income tax expenses	—	1	1,223

Effect of tax holiday inside the PRC on basic and dilutive loss per share	—	—	—

The PRC statutory income tax rate is used because the majority of the Group’s operations are based in the PRC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

22. Taxation (continued)

(b) Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

	As of December 31,
	2018	2019	2020
Deferred tax assets:
Net operating loss carry-forwards	594,035	1,256,218	2,036,152
Deferred revenue	—	9,168	57,000
Impairment of property, plant and equipment	—	11,878	21,802
Government grants	—	11,579	43,145
Impairment of inventory	—	27,341	11,233
Advertising expenses in excess of deduction limit	31,562	65	180
Accruals and others	32,494	24,695	45,439
Valuation allowance	(658,091)	(1,340,944)	(2,214,951)

Total deferred tax assets, net	—	—	—

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	For the Year Ended December 31,
	2018	2019	2020
Valuation allowance
Balance at beginning of the year	117,684	658,091	1,340,944
Additions	545,605	901,491	889,877
Loss utilized	(5,198)	(5,307)	(1,950)
Effect of change in tax rate	—	(213,331)	(13,920)
Balance at end of the year	658,091	1,340,944	2,214,951

For the years ended December 31, 2018, 2019 and 2020, with the growth of its business performance, some subsidiaries of the Group making profit and utilized the tax loss brought forward from prior years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

22. Taxation (continued)

(b) Deferred tax (continued)

The Group has tax losses arising in Mainland China of RMB10,275,076 that will expire in one to ten years for deduction against future taxable profit.

Loss expiring in 2021	35,077
Loss expiring in 2022	8,902
Loss expiring in 2023	159,854
Loss expiring in 2024	843,520
Loss expiring in 2025	1,735,524
Loss expiring in 2026	75,970
Loss expiring in 2027	310,939
Loss expiring in 2028	1,586,972
Loss expiring in 2029	4,163,914
Loss expiring in 2030	1,354,404

Total	10,275,076

The Group has tax losses arising in United States and Hong Kong of RMB655,787 that will not expire for deduction against future taxable profit.

United States	408,754
Hong Kong	247,033

Total	655,787

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for the years ended December 2018, 2019 and 2020. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

23. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the Year Ended December 31,
	2018	2019	2020
Numerator:
Net loss	(1,398,823)	(3,691,673)	(2,731,985)
Accretion on Preferred Shares to redemption value	(705,329)	(961,050)	(2,157,744)
Deemed dividend due to extinguishment of Preferred Shares	(43,136)	—	—
Deemed dividend due to modification of Preferred Shares	(41,485)	—	—
Deemed contribution from repurchase of Preferred Shares	—	9,969	—
Deemed dividend due to reclassification from mezzanine equity to ordinary shares upon extinguishment of Redeemable Shares	(66,091)	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(2,254,864)	(4,642,754)	(4,889,729)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	330,176,070	349,450,580	754,270,914

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(6.83)	(13.29)	(6.48)

For the years ended December 31, 2018, 2019 and 2020, the Company had potential ordinary shares, including non-vested restricted shares, share options and RSUs granted and Preferred Shares. As the Group incurred losses for the years ended December 31, 2018, 2019 and 2020, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested share options excluded from the calculation of diluted net loss per share of the Company were 78,834,504 as of December 31, 2018, 100,442,575 as of December 31, 2019 and nil as of December 31, 2020. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were nil as of December 31, 2018 and 2019 and 20,841,866 as of December 31, 2020. The weighted-average numbers of non-vested restricted shares excluded from the calculation of diluted net loss per share of the Company were 13,333,325 as of December 31, 2018, nil as of December 31, 2019 and 2020. Preferred Shares to be converted into ordinary shares were 352,122,730 as of December 31, 2018, 500,059,108 as of December 31, 2019 and nil as of December 31, 2020 on a weighted average basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

24. Related parties

The principal related parties with which the Group had transactions during the year presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Xiaopeng He	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer

Guangzhou Huitian Aerospace Technology Co., Ltd.	A Company Controlled by Principal Shareholder

Guangzhou Zhongpeng Investment and Development Co., Ltd.	A Company Controlled by Principal Shareholder

(1) Transaction with related parties:

For the year ended December 31, 2020, the loans from a principal shareholder amounted to RMB1,063,434 and was repaid as of December 31, 2020. The interest expenses on the loans from a principal shareholder was RMB5,922.

For the year ended December 31, 2020, the rental expenses to a company controlled by a principal shareholder amounted to RMB10,150.

For the year ended December 31, 2020, the purchase of fixed assets and the rental income from a company controlled by a principal shareholder amounted to RMB999 and RMB166, respectively.

(2) Amounts due from related parties:

As of December 31, 2019, amounts due from related parties primarily represents the deposit and prepayment amounting to RMB20,425 paid on behalf of Mr. Xiaopeng He, a principal shareholder. As of December 31, 2020, the amount has been settled.

As of December 31, 2020, amounts due from related parties amounting to RMB682 represents the receivables for the services provided to a company controlled by Mr. Xiaopeng He.

(3) Amounts due to related parties:

As of December 31, 2020, amounts due to related parties represents the payables for rental expenses amounting to RMB11,063 to a company controlled by Mr. Xiaopeng He, and the payables for asset purchased amounting to RMB999 to a company controlled by Mr. Xiaopeng He.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

25. Commitments and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2019	2020
Property, plant and equipment	160,844	259,417
Investments	410,000	44,392

Total	570,844	303,809

(b) Purchase commitments

Purchase expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2019	2020
Purchase commitments on purchase of raw materials	—	2,315,188

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

26. Subsequent events

(a) Investment in a business related to flight vehicles

In September 2020, the Group entered into a strategic investment agreement with a company to acquire its 19.9% equity interest for a total cash consideration of RMB24,492. The Group completed the acquisition in January 2021.

(b) Equity Financing from Guangdong Utrust Industrial Investment Fund Partnership (“Guangdong Utrust”)

Pursuant to the share purchase agreement, dated March 12, 2021, signed among Chengxing, Chengxing’s shareholders and Guangdong Utrust, Guangdong Utrust will subscribe for additional shares issued by Chengxing at a consideration of RMB 500 million. Immediately after the share subscription, Guangdong Utrust will hold equity interest of 0.3067% in Chengxing.

(c) Equity Financing from Guangzhou GET Investment Holdings Co., Ltd. (“Guangzhou GET Investment”)

Pursuant to the share purchase agreement, dated March 31, 2021, signed among Chengxing, Chengxing’ shareholders and Guanghzhou GET Investment, Guangzhou GET Investment will subscribe for additional shares issued by Chengxing at a consideration of RMB1,000 million. Immediately after the share subscription, Guangzhou GET Investment will hold equity interest of 1.0640% in Chengxing.

(d) Cooperation with Wuhan Economic & Technological Development Zone Management Committee (“Wuhan ETDZ Committee”)

On April 8, 2021, the Group entered into an investment agreement with Wuhan ETDZ Committee, a local government authority in Wuhan. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to support the Group’s construction of a new Smart EV manufacturing base and R&D center in Wuhan Economic & Technological Development Zone.

27. Restricted Net Assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise’s PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds, less accumulate deficit if as determined pursuant to PRC GAAP, totaling approximately RMB6,320,933 and RMB27,751,253 as of December 31, 2019 and 2020, respectively; therefore in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 are disclosed in Note 28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

28. Company Financial Statements

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2020.

Condensed Balance Sheets	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	269,169	24,760,588	3,794,726
Restricted cash	—	114,321	17,520
Short-term deposits	—	979,897	150,176
Prepayments and other current assets	—	12,931	1,982
Derivative assets	—	105,183	16,120

Total current assets	269,169	25,972,920	3,980,524

Non-current assets
Investments in subsidiaries and VIEs	3,490,970	8,471,310	1,298,286

Total non-current assets	3,490,970	8,471,310	1,298,286

Total assets	3,760,139	34,444,230	5,278,810

Liabilities
Current liabilities
Accurals and other liabilities	—	14,421	2,210

Total current liabilities	—	14,421	2,210

Non-current liabilities
Derivative liabilities	897,091	—	—

Total non-current liabilities	897,091	—	—

Total liabilities	897,091	14,421	2,210

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

28. Company Financial Statements (continued)

Condensed Balance Sheet		As of December 31,
	Note	2019	2020	2020
		RMB	RMB	US$
				Note 2(e)
MEZZANINE EQUITY
Series A Preferred Shares		597,559	—	—
Series A-1 Preferred Shares		559,654	—	—
Series A-2 Preferred Shares		121,257	—	—
Series B Preferred Shares		2,562,098	—	—
Series B-1 Preferred Shares		3,080,443	—	—
Series B-2 Preferred Shares		952,068	—	—
Series C Preferred Shares		1,820,399	—	—

Total mezzanine equity		9,693,478	—	—

SHAREHOLDERS’ (DEFICIT) EQUITY
Class A Ordinary shares		2	63	10
Class B Ordinary shares		19	26	4
Class C Ordinary shares		—	12	2
Additional paid-in capital		—	46,482,512	7,123,757
Accumulated deficit		(6,824,503)	(11,322,423)	(1,735,237)
Accumulated other comprehensive loss		(5,948)	(730,381)	(111,936)

Total shareholders’ (deficit) equity		(6,830,430)	34,429,809	5,276,600

Total liabilities, mezzanine equity and shareholders’ (deficit) equity		3,760,139	34,444,230	5,278,810

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

28. Company Financial Statements (continued)

Condensed Statements of Comprehensive Loss		For the Year Ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	US$
					Note 2(e)
Operating expenses
Selling, general and administrative expenses		(1,630)	(517)	(13,430)	(2,058)

Total operating expenses		(1,630)	(517)	(13,430)	(2,058)

Loss from operations		(1,630)	(517)	(13,430)	(2,058)
Interest income		—	1,140	43,001	6,590
Interest expense		—	—	(5,935)	(910)
Equity in loss of subsidiaries and VIEs		(1,651,554)	(3,719,975)	(4,487,049)	(687,670)
Other non-operating income, net		—	—	369,403	56,613
Fair value gain on derivative liabilities		254,361	27,679	1,362,025	208,739

Loss before income tax expenses		(1,398,823)	(3,691,673)	(2,731,985)	(418,696)

Income tax expenses		—	—	—	—

Net loss		(1,398,823)	(3,691,673)	(2,731,985)	(418,696)

Accretion on Preferred Shares to redemption value		(705,329)	(961,050)	(2,157,744)	(330,689)
Deemed dividend due to extinguishment of Preferred Shares		(43,136)	—	—	—
Deemed dividend due to modification of Preferred Shares		(41,485)	—	—	—
Deemed dividend due to reclassification from mezzanine equity to ordinary shares upon extinguishment of Redeemable Shares		(66,091)	—	—	—
Deemed contribution from repurchase of Preferred Shares		—	9,969	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.		(2,254,864)	(4,642,754)	(4,889,729)	(749,385)

Net loss		(1,398,823)	(3,691,673)	(2,731,985)	(418,696)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax		(2,980)	(2,968)	(724,433)	(111,024)

Total comprehensive loss attributable to XPeng Inc.		(1,401,803)	(3,694,641)	(3,456,418)	(529,720)
Accretion on Preferred Shares to redemption value		(705,329)	(961,050)	(2,157,744)	(330,689)
Deemed dividend due to extinguishment of Preferred Shares		(43,136)	—	—	—
Deemed dividend due to modification of Preferred Shares		(41,485)	—	—	—
Deemed dividend due to reclassification from mezzanine equity to ordinary shares upon extinguishment of Redeemable Shares		(66,091)	—	—	—
Deemed contribution from repurchase of Preferred Shares		—	9,969	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(2,257,844)	(4,645,722)	(5,614,162)	(860,409)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amount in thousands, except for share and per share data, unless otherwise stated)

28. Company Financial Statements (continued)

Consolidated Statements of Cash Flows	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note (e)
Cash flows from operating activities	—	1,140	23,636	3,622

Cash flows from investing activities
Placement of time deposit	—	—	(979,897)	(150,176)
Investment in equity investees	—	(1,658,783)	(8,512,932)	(1,304,664)

Net cash used in investing activities	—	(1,658,783)	(9,492,829)	(1,454,840)
Cash flows from financing activities
Proceeds from issuance of Preferred Shares	—	1,926,812	6,561,323	1,005,567
Proceeds from IPO, net of issuance cost	—	—	11,410,386	1,748,718
Proceeds from FO, net of issuance cost	—	—	15,988,903	2,450,407

Net cash provided by financing activities	—	1,926,812	33,960,612	5,204,692
Net increase in cash, cash equivalents and restricted cash	—	269,169	24,491,419	3,753,474
Cash, cash equivalents and restricted cash at beginning of the year	—	—	269,169	41,252

Cash, cash equivalents and restricted cash at end of the year	—	269,169	24,760,588	3,794,726

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries and VIEs” and shares in the subsidiaries and VIEs’ loss are presented as “Equity in loss of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.