Form 20-F
period 2021-12-31
XPENG INC.
filed 2022-04-28
CIK 1810997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
1,301,319,044 Class A ordinary shares were outstanding as of December 31, 2021
409,846,136 Class B ordinary shares were outstanding as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes  ☐ No

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
12b-2
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM
20-F
Except where the context otherwise requires, references in this annual report to:

•	“ADAS” are to advanced driver assistance systems, which are designed to assist drivers in driving and parking functions;

•	“ADSs” are to American depositary shares, each of which represents two Class A ordinary shares;

•
“affiliate shareholders of the Group VIEs” are to (i) the individual shareholders of the Group VIEs and (ii) Guangzhou Kuntu Technology Co., Ltd., or Kuntu Technology, which holds all of equity interest in Xintu Technology; Mr. Heng Xia and Mr. Tao He are the ultimate beneficial owners of equity interest in Kuntu Technology; for avoidance of doubt, affiliate shareholders of the Group VIEs do not include Guangzhou Xiaopeng Motors Technology Co., Ltd., or Xiaopeng Technology, which is our subsidiary and holds 50% of equity interest in Zhipeng IoV, or Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd., or Xiaopeng Chuxing, which is our subsidiary and holds 50% of equity interest in Yidian Chuxing;

•	“AI” are to artificial intelligence;

•	“app” are to computer program designed to run on smartphones and other mobile services;

•
“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“E/E architecture” or “EEA” are to electrical/electronic architecture;

•	“EV” or “electric vehicle” are to the battery electric vehicle used for the carriage of passengers;

•	“the Group” are to XPeng Inc., the Group VIEs and their respective subsidiaries;

•
“Group VIEs” are to (i) Guangzhou Zhipeng IoV Technology Co., Ltd., or Zhipeng IoV, and (ii) Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd., or Yidian Chuxing, and (iii) Guangzhou Xintu Technology Co., Ltd, or Xintu Technology;

•	“ICE” are to internal combustion engine;

•
“individual shareholders of the Group VIEs” are to (i) Mr. Heng Xia, who holds 40% of equity interest in Zhipeng IoV and 10% of equity interest in Yidian Chuxing, (ii) Mr. Tao He, who holds 10% of equity interest in Zhipeng IoV, and (iii) Mr. Xiaopeng He, who holds 40% of equity interest in Yidian Chuxing;

•	“LFP battery” are to lithium iron phosphate battery;

•	“LIDAR” are to light detection and ranging;

•	“mid- to high-end segment” are to the segment in China’s passenger vehicle market with prices ranging from RMB150,000 to RMB400,000, not including any government subsidy;

•	“MIIT” are to the Ministry of Industry and Information Technology of the People’s Republic of China;

•	“NEDC” are to New European Driving Cycle, which is designed to assess the emission levels of car engines and fuel economy in passenger vehicles;

•	“NEV” are to new energy passenger vehicles, comprising of battery electrics vehicles, plug-in hybrid electric vehicles (including extended-range electric vehicles) and fuel cell electric vehicles;

•	“OEM” are to automotive original equipment manufacturer;

•
“ordinary shares” are to our Class A ordinary shares, US$0.00001 par value per share and Class B ordinary shares, US$0.00001 par value per share; each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 10 votes;

•	“OTA” are to over-the-air;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“Smart EV” are to electric vehicles with a rich array of connectivity, advanced driver assistance systems and AI technology features;

•
“Subsidiaries” are to an entity controlled by XPeng Inc. and consolidated with XPeng Inc.’s results of operations due to XPeng Inc.’s equity interest in such entity, instead of contractual arrangements; for avoidance of doubt, the Group VIEs are not subsidiaries of XPeng Inc.;

•	“SUV” are to sport utility vehicle;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“XPeng,” “we,” “us,” “our company” and “our” are to XPeng Inc. and/or its subsidiaries, as the context requires; and

•	“2019 Equity Incentive Plan” are to the equity incentive plan of our company approved and adopted in June 2020, as amended and restated in June 2021.
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

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	the trends in, and size of, China’s EV market;

•	our expectations regarding demand for, and market acceptance of, our products and services;

•	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

•	competition for, among other things, capital, technology and skilled personnel, in our industry;

•	the impact of COVID-19 pandemic on our business, results of operations and financial condition;

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and

•	general economic and business conditions.
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
Contractual Arrangements with the Group VIEs and Their Shareholders
XPeng Inc. is a Cayman Islands holding company, and the Group’s operations are primarily conducted by its subsidiaries in China and through contractual arrangements with the Group VIEs. Investors in our ADSs and Class A ordinary shares do not hold equity interest in the Group’s operating entities in China, but instead hold equity interest in XPeng Inc. As used in this annual report, “XPeng,” “we,” “us,” “our company” or “our” refers to XPeng Inc. and/or its subsidiaries, and “the Group” refers to XPeng Inc., the Group VIEs and their respective subsidiaries.
Under the PRC laws and regulations, the provision of value-added telecommunication service in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such business in China through Zhipeng IoV and Yidian Chuxing. Under the PRC laws and regulations, the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements. Therefore, we operated such business in China through Xintu Technology and its subsidiary, which is Jiangsu Zhipeng Kongjian Information Technology Co., Ltd., or Zhipeng Kongjian (formerly known as Jiangsu Zhitu Technology Co., Ltd.).
Currently, the Group VIEs are (i) Guangzhou Zhipeng IoV Technology Co., Ltd., or Zhipeng IoV, which is primarily engaged in the business of development and the operation of an Internet of Vehicles (IoV) network involving the XPeng App; (ii) Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd., or Yidian Chuxing, which is primarily engaged in the business of provision of online-hailing services through online platform including the Youpeng Chuxing App; and (iii) Guangzhou Xintu Technology Co., Ltd., or Xintu Technology. Zhipeng Kongjian, which is Xintu Techology’s wholly-owned subsidiary, primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps and is in the process of renewing the Surveying and Mapping Qualification Certificate. Zhipeng IoV and Yidian Chuxing enables the Group to operate mobile apps, which is important to our ability to offer a convenient customer experience. After the Surveying and Mapping Qualification Certificate is renewed, we plan to develop mapping and navigation solutions that will improve customers’ driving experience.
We have entered into a series of contractual arrangements with each of the Group VIEs and the respective affiliate shareholders of the Group VIEs, including (i) power of attorney agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over the Group VIEs; (ii) exclusive service agreements, which allow us to receive substantially all of the economic benefits from the Group VIEs; and (iii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the Group VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the Group VIEs for accounting purposes. We have consolidated their financial results in our consolidated financial statements. However, we do not own a majority equity interest in Zhipeng IoV or Yidian Chuxing, and we do not own any equity interest in Xintu Technology. We primarily operate our business through our subsidiaries in China, and the Group VIEs do not have a material contribution to the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company.

The contractual arrangements with the Group VIEs and the respective affiliate shareholders of the Group VIEs may not be as effective as direct ownership in providing us with control over the Group VIEs. If any of the Group VIEs or the respective affiliate shareholders of the Group VIEs fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Furthermore, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. If the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs. See “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Corporate Structure.”
Operations in China
The Group faces various legal and operational risks and uncertainties associated with being based in and having its operations primarily in China and the country’s complex and evolving laws and regulations. For example, the Group faces risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. In addition, the Chinese government may intervene or influence the Group’s operations at any time. These risks could result in a material adverse change in the Group’s operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 3. Key Information —D. Risks Factors—Risks Relating to Doing Business in China.”
Furthermore, the Holding Foreign Companies Accountable Act, or the HFCA Act, may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act provides if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. In the event of such determination by the SEC, the NYSE would delist our ADSs. As stated in its report dated December 16, 2021, the U.S. Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm. See “Item 3. Key Information —D. Risks Factors—Risks Relating to Doing Business in China—Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE.”

PRC Permissions and Approvals
We have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Xiaopeng New Energy, and our Smart EVs (the G3, the G3i, the P7, the P7 Wing and the P5) being listed in Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Xiaopeng New Energy to become a qualified manufacturer of EVs and Smart EVs and for the manufacturing and sales of our Smart EVs (the G3, the G3i, the P7, the P7 Wing and the P5). Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”
Under the PRC laws, rules and regulations currently in effect, no prior permission or approval from PRC government authority is required for issuing our ADSs to foreign investors. However, there remain substantial uncertainties as to how the relevant PRC laws, rules and regulations will be interpreted or implemented, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion. Furthermore, laws, rules and regulations in China may change frequently. We cannot rule out the possibility that relevant PRC governmental authorities may subsequently determine our initial public offering in the U.S., follow-on
public offering completed in December 2020, our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021 or any debt financing activities should be subject to any approval, filing or other regulatory procedures, and we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice” and “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”
Restrictions on Transfer of Funds
Our ability to pay dividends, if any, to the shareholders and ADSs investors and to service any debt we may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to us. In particular, under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends.

Furthermore, we are subject to restrictions on currency exchange. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the Class A ordinary shares and/or ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.
If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.
Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”
For certain Cayman Islands, PRC, Hong Kong and United States federal income tax considerations of an investment in the ADSs and Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

B.
Capitalization and Indebtedness
Not Applicable.
C.
Reasons for the Offer and Use of Proceeds
Not Applicable.

D.
Risk Factors
Summary of Risk Factors
Investing in our ADSs and Class A ordinary shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs and Class A ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Relating to Our Business and Industry

•	We have a limited operating history and face significant challenges as a new entrant into our industry.

•	As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.

•	Our research and development efforts may not yield expected results.

•
If our Smart EVs, including software systems, fail to offer a good mobility experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

•	We may be subject to risks associated with ADAS technologies.

•	Our customers may cancel their orders despite their deposit payment and online confirmation.

•	China’s passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile.

•	We have incurred significant losses and negative cash flows from operating activities, all of which may continue in the future.

•	The continuing shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.

•
Our business plans require a significant amount of capital. If we fail to obtain required external financing to sustain our business, we may be forced to curtail or discontinue the Group’s operations. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict the Group’s operations or our ability to pay dividends.

•
The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for new energy vehicles and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.

•	The COVID-19 pandemic has adversely affected, and may continue to adversely affect, our results of operations.

•	We depend on revenues generated from a limited number of Smart EV models.

•
Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences. For instance, any misuse of AI technology, such as facial recognition technology, may have a material adverse effect on our reputation and results of operations.

Risks Relating to Doing Business in China

•
Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. The Chinese government may intervene or influence the Group’s operations at any time, and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in the Group’s operations and the value of our Class A ordinary shares and ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares and ADSs to investors and cause the value of such securities to significantly decline or be worthless.

•
For instance, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, released draft new rules, which are open for public comments until January 23, 2022, that would impose filing requirements on certain “indirect overseas offering and listing” of PRC domestic companies. While, as of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we shall apply for approval or filing for our initial public offering in the U.S. in August 2020, our follow-on public offering completed in December 2020 or our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021, if the CSRC or other relevant PRC government authorities subsequently determine that prior approval or filings procedure is required for our initial public offering in the U.S. in August 2020, our follow-on public offering completed in December 2020 or our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions.

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.

•
The audit report included in this annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

•
Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE. Among other things, the HFCA Act provides if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. In the event of such determination by the SEC, the NYSE would delist our ADSs. As stated in its report dated December 16, 2021, the PCAOB has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm.

•	Certain PRC regulations establish more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

•
PRC regulations relating to investments in offshore companies by PRC residents may subject our
PRC-resident
beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

Risks Relating to Our Corporate Structure

•
Revenue contributions from the Group VIEs have not been material. Nonetheless, if the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs.

•	Our contractual arrangements with the Group VIEs may result in adverse tax consequences to us.

•
We rely in part on contractual arrangements with Zhipeng IoV, Yidian Chuxing and the respective affiliate shareholders of such Group VIEs to operate the value-added telecommunications business. We rely on contractual arrangements with Xintu Technology and its affiliate shareholder, which enabled us to operate land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

•	If we exercise the option to acquire equity ownership of the Group VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

•
The affiliate shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. 50% of equity interest in Zhipeng IoV is held by us, and Mr. Heng Xia, our co-founder,
executive director and president, and Mr. Tao He, our
co-founder
and senior vice president, hold 40% and 10% of equity interest in Zhipeng IoV, respectively. 50% of equity interest in Yidian Chuxing is held by us, and Mr. Xiaopeng He, our co-founder,
chairman and chief executive officer, and Mr. Heng Xia hold 40% and 10% of equity interest in Yidian Chuxing, respectively. Kuntu Technology currently holds all of the equity interest in Xintu Technology.

Risks Relating to Our Business and Industry
We have a limited operating history and face significant challenges as a new entrant into our industry.
We began operations in 2015 and have a limited operating history. We have limited history in most aspects of our business operations, including designing, testing, manufacturing, marketing and selling our Smart EVs, as well as offering our services. We started production of our first mass-produced Smart EV, the G3, a compact SUV, in November 2018. We have constructed a manufacturing plant in Zhaoqing, Guangdong province, and the plant is the first manufacturing facility owned by us. We started production of our second mass-produced Smart EV, the P7, a sports sedan, at the Zhaoqing plant in May 2020. We unveiled the P5, our third Smart EV and a family sedan, in April 2021, and started delivery in September 2021. Furthermore, we introduced the G3i, which is the mid-cycle
facelift version of the G3, in July 2021, and started delivery in August 2021. In November 2021, we unveiled the G9, which is our fourth Smart EV and a flagship SUV.
You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

•	design and produce safe, reliable and quality vehicles on an ongoing basis;

•	build a well-recognized and respected brand;

•	expand our customer base;

•	properly price our products and services;

•	advance our technological capabilities in key areas, such as ADAS, intelligent operating system, electric powertrain and E/E architecture;

•	successfully market our Smart EVs and our services, including our ADAS and various value-added services, such as insurance agency service, automotive loan referral and charging solutions;

•	improve operating efficiency and economies of scale;

•	operate our manufacturing plant in a safe and cost-efficient manner;

•	attract, retain and motivate our employees;

•	anticipate and adapt to changing market conditions, including changes in consumer preferences and competitive landscape; and

•	navigate a complex and evolving regulatory environment.
If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. Our Smart EVs are highly technical products that require ongoing maintenance and support. As a result, consumers will be less likely to purchase our Smart EVs if they are not convinced that our business will succeed or that the Group’s operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.
We have experienced significant growth in the past several years. Our revenues increased significantly from RMB2,321.2 million in 2019 to RMB5,844.3 million in 2020, and further to RMB20,988.1 million in 2021, and the number of Smart EVs delivered by us increased from 12,728 units in 2019 to 27,041 units in 2020 and 98,155 units in 2021. We plan to further grow our business by, among other things, investing in technology, expanding our product portfolio, strengthening our brand recognition, expanding our sales and marketing network and service offerings. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.
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
Technological innovation is critical to our success, and we strategically develop most of key technologies in-house,
such as ADAS, intelligent operating system, powertrain and E/E architecture. We have been investing heavily on our research and development efforts. In 2019, 2020 and 2021, our research and development expenses amounted to RMB2,070.2 million, RMB1,725.9 million, and RMB4,114.3 million, respectively. Our research and development expenses accounted for 89.2%, 29.5% and 19.6% of our total revenues for 2019, 2020 and 2021, respectively. The EV industry is experiencing rapid technological changes, and we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. For example, we believe ADAS is a key factor that differentiates our Smart EVs from competing products, and we have dedicated significant research and development efforts in this area. Any delay or setbacks in our efforts to improve ADAS capabilities could materially and adversely affect our business, reputation, results of operations and prospects.
Besides our
in-house
expertise, we also rely on certain technologies of our suppliers to enhance the performance of our Smart EVs. In particular, we do not manufacture battery cells or semiconductors, which makes us dependent upon suppliers for the relevant technologies. As technologies change, we plan to upgrade our existing models and introduce new models in order to provide Smart EVs with the latest technologies, including battery cells and semiconductors, which could involve substantial costs and lower our return on investment for existing models. In addition, we have commenced delivering our third Smart EV model, the P5, in September 2021, and the new model features LIDAR, which is also expected to involve substantial costs. There can be no assurance that we will be able to equip our Smart EVs with the latest technologies. Even if we are able to keep pace with changes in technologies and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

If our Smart EVs, including software systems, fail to offer a good mobility experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.
We tailor our Smart EVs for China’s middle-class consumers. Our Smart EVs offer smart technology functions, including ADAS and smart connectivity, to make the mobility experience more convenient. There can be no assurance that we will be able to continue to enhance such smart technology functions and make them more valuable to our target customers. In the design process, we pay close attention to the preferences of our target customers. For example, our proprietary ADAS is also customized for driving behavior and road conditions in China. However, there can be no assurance that we are able to accurately identify consumer preferences and effectively address such preferences in our Smart EVs’ design. Furthermore, the driving experience of a Smart EV is different from that of an ICE vehicle, and our customers may experience difficulties in adapting to the driving experience of a Smart EV. As consumer preferences are continuously evolving, we may fail to introduce desirable product features in a timely manner.
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
We may be subject to risks associated with ADAS technologies.
Through XPILOT we have greatly enhanced the ADAS capabilities of our Smart EVs. Capitalizing on our in-house
research and development capabilities, we have continued to upgrade our ADAS technologies. We rolled out XPILOT 3.0 through an OTA firmware update in January 2021, and we plan to roll out XPILOT 3.5 this year and XPILOT 4.0 further down the road. ADAS technologies are subject to risks and from time to time there have been accidents associated with such technologies. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, ADAS technology is still evolving and is yet to achieve wide market acceptance. The safety of ADAS technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with our ADAS systems occur, we could be subject to liability, government scrutiny and further regulation. Furthermore, accidents or defects caused by third parties’ ADAS technology may negatively affect public perception, or result in regulatory restrictions, with respect to ADAS technology.
Our ADAS technologies may be affected by regulatory restrictions. For example, our research and development activities on ADAS are subject to regulatory restrictions on surveying and mapping, as well as driverless road testing. Any tightening of regulatory restrictions could have a material adverse impact on our development of ADAS technology.

Our customers may cancel their orders despite their deposit payment and online confirmation.
Orders and reservations for our Smart EVs are subject to cancelation by the customer prior to the delivery of the Smart EV. Our customers may cancel their orders for many reasons beyond our control, and we have experienced cancelation of orders in the past. In addition, customers may cancel their orders even after they have paid deposits. The potentially long wait from the time a reservation is made until the time the Smart EV is delivered could also impact customer decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of our Smart EVs, a significant number of orders may be canceled. As a result, we cannot assure you that orders will not be canceled and will ultimately result in the final purchase, delivery, and sale of the Smart EVs. Such cancelations could harm our business, brand image, financial condition, results of operations and prospects.
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
In addition, volatility in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The sales volume of EVs in the mid-
to
high-end
segment in China may not grow at the rate that we expect, or at all. Demand for EVs depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new entrant to the EV market, we have fewer financial resources than more established OEMs to withstand changes in the market and disruptions in demand. Demand for our Smart EVs may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional OEMs.
We have incurred significant losses and negative cash flows from operating activities, all of which may continue in the future.
We have not been profitable since our inception. The design, manufacture, sale and servicing of Smart EVs is a capital-intensive business. We have been incurring losses from operations and had negative cash flows from operating activities since inception. We incurred net losses of RMB3,691.7 million, RMB2,732.0 million and RMB4,863.1 million for 2019, 2020 and 2021, respectively. Net cash used in operating activities was RMB3,562.8 million, RMB139.8 million and RMB1,094.6 million for 2019, 2020 and 2021, respectively. We have made significant up-front
investments in research and development, our manufacturing facility in Zhaoqing, our sales and service network, as well as marketing and advertising, to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further expand our business, and there can be no assurance that we will successfully execute our business strategies. We may not generate sufficient revenues for a number of reasons, including lack of demand for our Smart EVs and services, increasing competition, challenging macro-economic environment due to the
COVID-19
pandemic, supply chain disruption, as well as other risks discussed herein. Our ability to become profitable in the future will not only depend on our efforts to sell our Smart EVs and services but also to control our costs. If we are unable to adequately control the costs associated with the Group’s operations, we may continue to experience losses and negative cash flows from operating activities in the future.

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
The continuing shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.
Since October 2020, the supply of semiconductors used for automotive production has been subject to a global shortage. Although such global semiconductor shortage has not yet had a material negative impact on the Group’s operations, there is no assurance that we will be able to continue to obtain sufficient number of semiconductor-contained components at reasonable cost for the Group’s operations. In addition, we source a majority of semiconductor-contained components used by us from single-source suppliers, such as the components utilizing the semiconductors provided by NVIDIA. Should any single-source suppliers of semiconductor-contained components become unable to meet our demand or become unwilling to do so on terms that are acceptable to us, it may take us significant time, and we may incur significant expenses to find alternative suppliers. If we were required to utilize another supplier for semiconductor-contained components, we would need to qualify and customize the components from alternative suppliers, which could be time consuming and require substantial expenses. If we are unable to find an alternative supplier willing and able to meet our needs on terms acceptable to us on a timely basis or at all, our production and deliveries would be materially disrupted, which may materially and adversely affect our business, results of operations and financial condition.
Our business plans require a significant amount of capital. If we fail to obtain required external financing to sustain our business, we may be forced to curtail or discontinue the Group’s operations. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict the Group’s operations or our ability to pay dividends.
Our business and our future plans are capital-intensive. We will need significant capital to, among other things, conduct research and development, ramp up our production capacity and expand our sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our Smart EVs and services. Given we have a limited operating history, we have limited historical data on the demand for our Smart EVs and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital needs. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we fail to obtain required additional financing to sustain our business before we are able to produce levels of revenue to meet our financial needs, we would need to delay, scale back or eliminate our business plan and may be forced to curtail or discontinue the Group’s operations.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. In particular, recent disruptions in the financial markets and volatile economic conditions could affect our ability to raise capital. If we are unable to raise sufficient funds, we will have to significantly reduce our spending or delay or cancel our planned activities. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. We may also raise equity financing through one or more of our operating subsidiaries in the PRC. As a result, our net loss or net income would be partially attributable to the investors of such operating subsidiaries, which would affect net loss or net income attributable to shareholders of XPeng Inc. The issuance of debt securities and incurrence of additional indebtedness would result in increased debt service obligations. Holders of any debt securities or preferred shares will have rights, preferences and privileges senior to those of holders of our ordinary shares in the event of liquidation. Any financial or other restrictive covenants from any debt securities would restrict the Group’s operations or our ability to pay dividends to our shareholders.
The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for new energy vehicles and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.
Our business has benefited from government subsidies, economic incentives and government policies that support the growth of new energy vehicles. For example, each qualified purchaser of our Smart EVs enjoys subsidies from China’s central government and certain local governments. Furthermore, in certain cities, quotas that limit the purchase of ICE vehicles do not apply to EVs, thereby incentivizing customers to purchase EVs. In April 2020, the Ministry of Finance of the PRC, together with several other PRC government departments, issued the Announcement on Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax, and the Circular on Improving the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles, or the 2020 Subsidy Circular, which extended certain subsidies and tax exemptions on EV purchases to the end of 2022. China’s central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, in January 2022, the Ministry of Finance of the PRC, together with several other PRC government departments, issued the Notice on the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles for 2022, or the 2022 Subsidy Notice. The 2022 Subsidy Notice provides that the subsidies for new energy vehicle purchases in 2022 will be generally lowered by 30%, and such subsidies will be eliminated at the end of 2022. The reduction and elimination of such subsidies could adversely affect our gross margin. Furthermore, we have received subsidies from certain local governments in relation to our Smart EV manufacturing bases. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our Smart EVs in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
We may also face increased competition from foreign OEMs due to changes in government policies. For example, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. On June 23, 2020, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce of the PRC, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment, or the 2020 Foreign Investment Negative List, effective on July 23, 2020, under which there is no limit on foreign ownership of new energy vehicle manufacturers. Furthermore, according to the latest revised Special Administrative Measures for Market Access of Foreign Investment as promulgated on December 27, 2021, or the 2021 Foreign Investment Negative List, which replaced the 2020 version and took effect from January 1, 2022, there is no foreign investment restrictions on the industry of vehicle manufacturing. As a result, foreign EV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has constructed the Tesla Giga Shanghai factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage.

The
COVID-19
pandemic has adversely affected, and may continue to adversely affect, our results of operations.
Since January 2020, a strain of coronavirus (including variants thereof), also known as
COVID-19,
has caused significant impact on the global economy. In an effort to halt the outbreak in China, the PRC government placed significant restrictions on travel within China and closed certain businesses, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China. Moreover, the
COVID-19
outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. We are headquartered in Guangzhou, and we market and sell our Smart EVs mainly to consumers in China. Our production facilities and most of our key suppliers are located in China, and some of our suppliers of automobile parts are located in North America. In addition, a significant portion of our research and development staff is based in the United States. If the
COVID-19
pandemic continues for an extended period or worsens, it could materially and adversely impact our supply chain, technology development, sales and other aspects of the Group’s operations.
The Group has experienced certain disruptions in its operations as a result of the government-imposed suspensions due to the
COVID-19
pandemic in China. A substantial number of our offices and stores, as well as our manufacturing facilities, were closed for certain periods in the first quarter of 2020. As a result, our Smart EV delivery decreased from 3,218 units in the fourth quarter of 2019 to 2,271 units in the first quarter of 2020. In particular, we delivered 1,055 units, 161 units and 1,055 units of Smart EVs in January, February and March 2020, respectively, which were lower than our expectation before the
COVID-19
outbreak. The sharp decrease in the number of deliveries in February 2020 was mainly due to the significant impact from
COVID-19
outbreak in China and seasonal impact from the Chinese New Year holiday. In the second quarter, third quarter and fourth quarter of 2020, we delivered 3,228 units, 8,578 units and 12,964 units of Smart EVs, respectively. The pandemic has affected and may affect future delivery of components from certain suppliers that suspended production. For example, some of our suppliers have been unable to deliver sufficient components to us due to the
COVID-19
pandemic. We cannot assure you that the alternative suppliers and our other suppliers will not suspend their operation or become unable to provide sufficient components to us in the future if impact from the
COVID-19
pandemic continues or worsens. Their ability to maintain normal manufacturing operations will depend on the status of various government regulations and the readiness of such suppliers and their workforce. See also “—We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us.” In addition, we incurred additional costs relating to the delivery of new Smart EVs to customers’ homes, mask donations to our customers, technology advancement for remote working arrangements and OTA firmware updates.
Since March 2022, major outbreaks of the Omicron variant of COVID-19 have occurred in many parts of China. These outbreaks have resulted in lockdowns, highway closures and other restrictive measures across China, which have severely disrupted the operations of many businesses. If the Omicron outbreaks continue or worsen, we may experience significant disruptions in key aspects of our operations, such as procurement, manufacturing, sales and vehicle delivery. As a result, the Group’s business, results of operations and financial condition would be materially and adversely affected.
Concerns about the
COVID-19
pandemic and its potential impact on the Chinese and global economy have created uncertainty about the overall demand for automobile products, which could have negative implications for the demand of our Smart EVs. The prolonged
COVID-19
pandemic in certain overseas markets may adversely affect our plan for international expansion. At this point, we cannot accurately predict the full impacts of these conditions would have on our business, which will depend on, among other factors, the ultimate geographic spread of the virus (including variants thereof), the duration of the pandemic and the corresponding travel restrictions and business closures imposed by government authorities.
We depend on revenues generated from a limited number of Smart EV models.
Our business initially depended substantially on the sales and success of the G3, a compact SUV, which was our only mass-produced Smart EV in the market prior to May 2020. We started the production of our second mass-produced Smart EV, the P7, in May 2020. Furthermore, we introduced the G3i, which is the mid-cycle
facelift version of the G3, in July 2021, and started delivery in August 2021. We have commenced delivering our third Smart EV model, the P5, a family sedan, in September 2021. In November 2021, we unveiled the G9, our fourth Smart EV. Historically, automobile customers have come to expect a variety of vehicle models offered in an OEM’s product portfolio and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan to continuously introduce new models to enrich our product portfolio, as well as periodically introducing new versions of existing Smart EV models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences.
We have adopted strict information security policies, and we use a variety of technologies to protect the data with which we are entrusted. We mainly collect and store data relating to the usage of the ADAS, infotainment system, as well as data collected through our sales and services channels. To the extent we collect customer information, we obtain such data in accordance with applicable laws and regulations. We anonymize personal data by removing personally identifiable information, when such information is not relevant to our business. We then analyze such information to improve our technologies, products and services. We use a variety of technologies to protect the data with which we are entrusted.
Nevertheless, collection, use and transmission of customer data may subject us to legislative and regulatory burdens in China and other jurisdictions, which could, among other things, require notification of data breach, restrict our use of such information and hinder our ability to acquire new customers or serve existing customers. If users allege that we have improperly collected, used, transmitted, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by laws, regulations, industry standards or contractual obligations. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems.
We are subject to various laws and regulations on privacy, data protection, cybersecurity and information security in China and other jurisdictions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Security and Privacy Protection” for further details. The interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may also become subject to additional or new laws and regulations regarding the protection of cybersecurity and information security, personal information or privacy-related matters in connection with our methods for data collection, analysis, storage and use.

As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we shall apply for approval or filings for our initial public offering in the U.S. in August 2020, our follow-on
public offering completed in December 2020 or our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021. However, we are not certain whether the Revised Cybersecurity Review Measures or any relevant future laws, rules or regulations will apply to our company and follow-on
offerings of foreign listed companies, or whether the scope of financing activities that are subject to the cybersecurity review may change in the future. Further, we may become subject to enhanced cybersecurity review, or regulatory bodies in China may retroactively apply and implement the Revised Cybersecurity Review Measures or other new laws, rules or regulations, including conducting a cybersecurity review over our company in connection with our initial public offering in the U.S. or follow-on
public offering.

Given that the relevant laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection, cybersecurity and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to privacy, data protection, cybersecurity and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations and policies or relevant drafts may result in the publication of new laws, regulations and policies to which we or our vehicles may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator, or if our data processing activities and overseas listing or follow-on
financing activities were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.
Any misuse of AI technology, such as facial recognition technology, may have a material adverse effect on our reputation and results of operations. We historically engaged a third-party service provider to analyze the background of visitors of certain of our stores in Shanghai through facial recognition technology. Due to the lack of visitor consent and other requisite procedures, such practice was found to be in violation of the PRC Customer Rights Protection Law by the local administration for market regulation, and we were subject to an immaterial amount of fine. We have terminated our collaboration with the third-party service provider, and the relevant visitor data has been deleted. While we have enhanced our compliance measures since this incident, we cannot assure you that we will always be deemed to be in compliance with data privacy laws and regulations by the relevant authorities.

In addition, we began shipping Smart EVs to Europe in September 2020 and must therefore comply with the General Data Protection Regulation (EU) 2016/679 that became applicable on May 25, 2018, or the GDPR. The GDPR places stringent obligations and operational requirements on processors and controllers of personal data, including requiring expanded disclosures to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. If we were found to be in violation of customers’ rights to data privacy, we could face administrative investigation, disciplinary actions, civil claims and reputational damage. We may incur significant expenses to comply with laws and regulations relating to data privacy, data security and consumer protection, as well as relevant industry standards and contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve such problems.
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

Any problems or delays in maintaining operations and expanding capacity of the Zhaoqing plant or the establishment of the new Smart EV manufacturing bases in Guangzhou and Wuhan could negatively affect the production of our Smart EVs.
To exercise direct control over product quality and gain more flexibility in adjusting our manufacturing process and production capacity, we built our own plant in Zhaoqing, Guangdong province. We manufacture the G3i, the new mid-cycle
facelift version of the G3, the P7 and the P5 at the plant in Zhaoqing. Our future operation and prospects depend on our ability to successfully maintain the operation, and expand the capacity, of the Zhaoqing plant. In addition, we need to effectively control cost of production at the Zhaoqing plant. We have limited experience in the production of Smart EVs. Given the size and complexity of this undertaking, it is possible that we may experience issues, delays or cost overruns in further expanding the production output at the Zhaoqing plant.
In September 2020, we entered into a cooperation agreement with Guangzhou GET Investment Holdings Co., Ltd., or Guangzhou GET Investment, a wholly owned investment company of Guangzhou Economic and Technological Development Zone, which is a local government authority in Guangzhou. Pursuant to the cooperation agreement, Guangzhou GET Investment agreed to support the construction of a new Smart EV manufacturing base for us. The new Smart EV manufacturing base will house a broad range of functions, including research and development, manufacturing, vehicle testing and sales.
In April 2021, we entered into an investment agreement with Wuhan Economic & Technological Development Zone Management Committee, or Wuhan ETDZ Committee, a local government authority in Wuhan. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to support our construction of a new Smart EV manufacturing base and research and development center in the Wuhan Economic & Technological Development Zone, or the Wuhan Base.
The establishment of the new Smart EV manufacturing bases in Guangzhou and Wuhan is subject to a number of uncertainties. The commencement of their operation may be affected by, among other things, availability of funding, progress of the construction and the installation of production equipment, grant of applicable regulatory approvals, as well as the hiring and retention of qualified employees. Any policy change affecting investments in EV manufacturing facilities in general may also have an impact on the establishment of our new Smart EV manufacturing bases. There can be no assurance that the new Smart EV manufacturing bases will be able to commence operation in accordance with our plan. In addition, we may not be able to successfully ramp and maintain their operation. We must also maintain good working relationships with Guangzhou GET Investment and Wuhan ETDZ Committee throughout the term of our cooperation. In addition, upon the commencement of operations of the new Smart EV manufacturing bases in Guangzhou and Wuhan, our depreciation expenses will increase, which could adversely affect our results of operations.
We carried out a technology upgrade at the Zhaoqing plant, taking advantage of the scheduled production downtime over the Chinese New Year Holiday from the end of January to early February 2022. The upgrade has enabled accelerated delivery of the significant order backlog carried over from 2021, as well as allowing us to better serve the increasing demand in 2022. On the other hand, we experienced short-term impacts on our production volume and deliveries during the project.
If we experience any issues or delays in meeting our projected timelines, maintaining sufficient funding and capital efficiency, increasing production capacity or generating sufficient demand for production of Smart EVs in our Zhaoqing plant or the new Smart EV manufacturing bases in Guangzhou and Wuhan, our business, prospects, operating results and financial condition could be adversely impacted.

We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us.
We procure components from both domestic suppliers and global suppliers, some of which are currently our single-source suppliers for certain components. We attempt to mitigate our supply chain risk by qualifying and obtaining components from multiple sources where practicable and maintaining safety stock for certain key components and components with lengthy procurement lead times. However, we may still experience component shortages for our production or the components may not meet our specifications or quality needs. For example, some of our suppliers were unable to deliver sufficient components to us due to the
COVID-19
pandemic. See “—The
COVID-19
pandemic has adversely affected, and may continue to adversely affect, our results of operations.” Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our Smart EVs may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our Smart EVs until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from other existing suppliers. Any failure to timely find alternative component sources may materially delay delivery of our Smart EVs, which may materially and adversely impact our business and results of operations. We do not manufacture certain key hardware components for our ADAS, such as semiconductors, millimeter-wave radars, ultrasonic sensors and cameras, and we import certain of such components from foreign countries. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. In particular, we source a majority of semiconductor-contained components from single-source suppliers. If any of such suppliers fails to meet our demand, it may take us significant time, and we may incur significant expenses to find alternative suppliers and quantify their components. See “—The continuing shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.” for details. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our Smart EVs that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers’ ability to deliver components to us in a timely manner.
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
Furthermore, as the scale of our Smart EV production increases, we will need to accurately forecast, purchase, warehouse and transport components to the relevant manufacturing facilities and service stores and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, as well as storage, transportation and write-off
costs, which could have a material adverse effect on our financial condition and operating results.

Increases in costs, disruption of supply or shortage of components and materials could have a material adverse impact on our business.
We incur significant costs related to procuring components and raw materials required to manufacture our Smart EVs. We may experience cost increases, supply interruption and/or shortages relating to components and raw materials, which could materially and adversely impact our business, prospects, financial condition and operating results. We use various components and raw materials in our business, such as steel, aluminum, as well as lithium battery cells, millimeter-wave radar, or mmWave radar, and semiconductors. The prices for these components and materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of EVs by our competitors, and could adversely affect our business and operating results. In addition, as we continue to increase our production, we may experience shortage of certain components and materials or other bottlenecks in our supply chain.
For instance, we are exposed to multiple risks relating to lithium battery cells. These risks include:

•
an increase in the cost, or decrease in the available supply, of materials used in the battery cells, such as lithium, nickel, cobalt and manganese, which would in turn result in an increase in the cost of lithium battery cells;

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
We have experienced supply shortages in mmWave radar, which has affected deliveries of the P5. In response to the supply shortages, we offered customers with the option to receive the P5 without mmWave radar first. Customers who accepted such option were offered with our ADAS software for free. Alternatively, customers can also wait for deliveries of the P5 with mmWave radar installed. If the supply shortages in mmWave radar persist, our business, results of operations and financial condition could be materially and adversely affected.
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
We started the production of our first mass-produced Smart EV, the G3, in November 2018 and our second mass-produced Smart EV, the P7, in May 2020. We unveiled our third Smart EV, the P5, in April 2021, and started delivery in September 2021. Furthermore, we introduced the G3i, which is the mid-cycle
facelift version of the G3, in July 2021, and started delivery in August 2021. We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. OEMs often experience delays in the design, manufacture and commercial release of new Smart EV models. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our Smart EVs, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components used in our Smart EVs. To the extent our suppliers experience any delays in providing us with or developing necessary components or experience quality issues, we could experience delays in delivering on our timelines. Any delay in the manufacture of our third Smart EV model or the manufacture and launch of our future models, including in the ramp up of our Zhaoqing plant or due to any other factors, or in performing facelifts to existing models, could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our Smart EVs, results of operations and growth prospects.

We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations.
If our Smart EVs are subject to recalls in the future, we may be subject to adverse publicity, damage to our brand and liability for costs. Effective on January 30, 2021, we voluntarily recalled certain of the G3s that were produced in the period between March 29, 2019 and September 27, 2020, which totaled 13,399 units. Due to a possible power supply fault of the inverters installed on these G3s, the vehicles may not start when parked or lose power when driven. In connection with the recall, we undertake to replace the inverters of these G3s free of charge. As the relevant components’ supplier is responsible for the costs of replacing inverters, our costs and expenses for the recall are minimal. As of the date of this annual report, we have not received any material product liability claims in relation to these recalled G3s.
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
As of December 31, 2021, our physical sales and service network consisted of 357 stores as well as 117 service centers. We plan to further expand our physical sales and service network through a balanced combination of direct stores and franchised stores. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing direct stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our direct stores.
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
While they are required to only sell our Smart EVs in the XPeng-branded franchised stores, they may operate other stores that sell vehicles of multiple other brands. These franchisees may dedicate more resources to the stores outside of our sales network and may not be able to successfully implement our sales and marketing initiatives. Furthermore, our franchisees may engage aggressive competition against each other, resulting in cannibalization among such franchisees. Any such behavior may harm our business, prospects, financial condition and results of operation.

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
Offline after-sale services are primarily carried out by franchised service stores. We and our franchisees have limited experience in servicing our Smart EVs. Servicing EV is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our after-sale service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our franchisees will have sufficient resources to meet these service requirements in a timely manner as the volume of Smart EVs we deliver increases. Moreover, we provide value-added services, including insurance agency service, automotive loan referral, auto financing and ride-hailing, and we may expand our value-added services in the future. However, we cannot assure you that we will be able to successfully monetize our value-added services. In addition, we are subject to certain risks relating to our ride hailing service. For example, the drivers may be involved in accidents or misconducts, which could result in personal injuries, property damage or other harms for passengers and third parties, as well as reputational damage and significant liabilities for us.
In addition, we seek to engage with our customers on an ongoing basis using online and offline channels. If we are unable to roll out and establish a broad service network covering both online and offline channels, consumer experience could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospects.
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

•	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technologies, such as ADAS and lithium battery cells;

•	the limited range over which EVs may be driven on a single battery charge and the speed at which batteries can be charged;

•	the decline of an EV’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	the availability of other types of NEVs, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of after-sales service for EVs;

•	the environmental consciousness of consumers;

•	access to charging stations, standardization of EV charging systems and consumers’ perceptions about convenience and cost for charging an EV;

•	the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of nonpolluting vehicles;

•	perceptions about and the actual cost of alternative fuel; and

•	macroeconomic factors.

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
Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our Smart EVs. Demand for new cars typically decline over the winter season and during the Chinese New Year holiday, while sales are generally higher in September and October. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. We may record significant increase in revenues when we commence mass delivery of a new product to fulfill customer orders accumulated in prior periods, but we may not be able to maintain our revenues at similar levels in subsequent periods. Also, any health pandemic or epidemics such as the
COVID-19
pandemic and natural disasters such as unusually severe weather conditions in some markets may impact demand for, and our ability to manufacture and deliver, our Smart EVs. Our operating results could also suffer if we do not achieve revenues consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenues.
We also expect our
period-to-period
operating results to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design and develop new models, develop new technological capabilities, ramp up our manufacturing facilities and expand our physical sales network, as well as expanding our general and administrative functions to support our growing operations. We may incur substantial research and development and/or selling expenses when we develop and/or promote a new product in a given period without generating any revenue from such product until we start delivery of such products to customers in future periods. As a result of these factors, we believe that period-to-period
comparisons of our operating results are not necessarily meaningful and that these comparisons may not be indicative of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our ADSs and/or Class A ordinary shares could fall substantially either suddenly or over time.
If we fail to effectively manage the risks related to our auto financing program, our business may be adversely affected.
We cooperate with banks and connect them with customers who seek automotive financing solutions. We believe the availability of financing options is important to our customers. If affordable automotive financing solutions are not available for our customers, we may not be able to grow our sales. To complement the banks’ services, we also offer auto financing to our customers through a wholly-owned subsidiary. Such auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets. As of December 31, 2021, the Group had installment payment receivables of RMB2,750.7 million. As we continue to grow our business, we may increase the amount of auto financing we offer. We may not be able to obtain adequate funding for our auto financing program. We may also fail to effectively manage the credit risks related to our auto financing program, which would materially and adversely affect our business, results of operations and financial condition. In 2019, 2020 and 2021, the amount of write-down of installment payment receivables was RMB0.8 million, RMB3.5 million and RMB50.0 million, respectively. In addition, if we do not successfully monitor and comply with applicable national and/or local financial regulations and consumer protection laws governing auto financing transactions, we may become subject to enforcement actions or penalties, which would adversely affect our business.

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
Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and the Group’s operations may be severely disrupted if we lose their services.
Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talents in the areas of Smart EVs and ADAS technologies, and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our Smart EVs are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in Smart EVs may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

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
Sales staff at our stores, including both our employees and franchisees’ employees, may fail to strictly adhere to our pricing and sales policies. Such non-compliance
of internal policies may result in confusion and dissatisfaction among our customers. As a result, we have been subject to, and may continue to be subject to, customer complaints, negative publicity and government investigation. Any adverse finding in government investigation may lead to fines, forfeitures of government subsidies or other penalties, which could have a material and adverse impact on our reputation, business and results of operation.
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
In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with China Compulsory Certification, or CCC, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Although our G3, P7, G3i and P5 have received CCC certifications, we cannot assure you that each of our future Smart EV models will be able to receive such certifications. Furthermore, the government carries out the supervision and scheduled and unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up
inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold or used in any commercial activity. Failure of any of our Smart EV models to satisfy motor vehicle standards would have a material adverse effect on our business, prospects, financial condition and results of operations.
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

If our Smart EV owners customize our Smart EVs or change the charging infrastructure with aftermarket products, the Smart EV may not operate properly.
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
For example, PRC governments impose sanctions for engaging in value-added telecommunication services, or the VATS, without having obtained the VATS licenses for relevant categories. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. We have obtained two VATS licenses for Internet content provider, each held by Zhipeng IoV and Yidian Chuxing, which are two of the Group VIEs, respectively. Given that the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of VATS industry are evolving and remain uncertain, it is unclear whether we are required to obtain other VATS licenses. In addition, Zhipeng Kongjian, a subsidiary of one of the Group VIEs, is in the process of renewing the Surveying and Mapping Qualification Certificate for the operation of land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. If we are not able to comply with all applicable legal requirements or obtain or renew necessary licenses and permits in a timely manner, we may be subject to fines, confiscation of the gains derived from our non-compliant
operations or suspension of our
non-compliant
operations, any of which may materially and adversely affect our business, financial condition and results of operations.
Certain of our operating subsidiaries that are providing repair and maintenance services have not made the automobile maintenance and management filing with competent government authorities. We may be ordered by the competent government authorities to rectify such non-compliance
and failure to rectify such
non-compliance
may result in fines ranging from RMB5,000 to RMB20,000. In addition, one of our operating subsidiaries that is engaged in the cash settlement activities in relation to our franchised charging stations may be deemed as providing payment services and thus be required to obtain the payment business license. If we were deemed as providing payment services without obtaining the payment business license, we may be ordered by the People’s Bank of China, or the PBOC, or its local branch to cease the activities related to cash settlement.
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
In addition, from time to time, the government of the PRC issues new regulations, which may require additional actions on our part to comply. If the Zhaoqing plant or any of our other future constructions fails to comply with applicable regulations, we could be subject to substantial liability for clean-up
efforts, personal injury or fines or be forced to close or temporarily cease the operations of the Zhaoqing plant or other relevant constructions, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form
20-F
filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.
As of December 31, 2021, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021.
However, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs and/or Class A ordinary shares could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.
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
We offer competitive warranty terms. We accrue a warranty reserve for the Smart EVs sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. We generally make warranty reserve by multiplying the expected unit costs for warranty services by the sales volume. We have limited experience with warranty claims regarding our Smart EVs or with estimating warranty reserves. As of December 31, 2021, we had warranty reserves in respect of our Smart EVs of RMB371.1 million. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, prospects, financial condition and results of operation.
We could be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated in recent years due to, among other things,

•	the trade war between the two countries since 2018;

•	the COVID-19 pandemic;

•	the PRC National People’s Congress’ passage of Hong Kong national security legislation;

•
the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government;

•	various executive orders issued by the U.S. government, which include, among others,

•
the executive order issued in August 2020, as supplemented and amended from time to time, that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies;

•
the executive order issued in November 2020, as supplemented and amended from time to time, including, among others, by an executive order issued in June 2021, that prohibits U.S. persons from transacting publicly traded securities of certain Chinese companies named in such executive order;

•
the executive order issued in January 2021, as supplemented and amended from time to time, that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay; and

•
the imposition and application of sanction blocking statutes by the Chinese government, including the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country.

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

Furthermore, the U.S. government has imposed measures regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting certain China-based companies from U.S. national securities exchanges. For further information, see “—Risks Relating to Doing Business in China—The audit report included in this annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.” In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. In addition, the NYSE announced in February 2021 that it has determined to commence proceedings to delist CNOOC Limited in light of the same executive order. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further measures were to be implemented, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ, or that you will always be allowed to trade our Class A ordinary shares or ADSs.
We face risks associated with the international sale of our Smart EVs, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.
While we have historically sold substantially all of our Smart EVs in China, we have been exploring opportunities to expand into international markets. For example, we have begun accepting customer orders for our Smart EVs from Norway through a local dealer and commenced delivery. We may also test sales into other international markets. While we expect China will continue to be our primary market, the marketing and sale of our Smart EVs to international markets may increase in the future, which will expose us to a number of risks, including, but not limited, to:

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
In 2015, our subsidiary, Chengxing Zhidong, adopted a share incentive plan, pursuant to which options were granted to certain employees of Chengxing Zhidong and its subsidiaries. In June 2020, XPeng Inc. adopted a share incentive plan, or the Plan, to replace the share incentive plan adopted by Chengxing Zhidong, and we issued restricted share units, or RSUs to replace the options granted to certain employees of Chengxing Zhidong and its subsidiaries. As of March 31, 2022, RSUs which represent 45,200,060 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 10,100,170 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, or XPeng Fortune, which has been established for our share incentive plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the RSUs (including the RSUs issued to replace the options granted under the share incentive plan of Chengxing Zhidong) granted prior to our initial public offering in the U.S. was contingent upon the completion of an initial public offering or change in control, we started to recognize share-based compensation expense after the completion of our initial public offering in the U.S. in August 2020. The Group recognized RMB996.4 million and RMB379.9 million of share-based compensation expenses in 2020 and 2021, respectively. Moreover, as we expect to grant additional RSUs or other share incentives to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations could be adversely affected.
Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition and results of operation.
The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over the downturn in economic output caused by the
COVID-19
pandemic. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining, and China’s economy contracted in the first quarter of 2020 as a result of the
COVID-19
outbreak. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase.
Sales of our Smart EVs depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our Smart EVs and our results of operations may be materially and adversely affected.
We are subject to various laws relating to export controls.
A substantial part of our research and development on ADAS is conducted in the United States, and we are required to comply with the U.S. laws and regulations on export controls, including the U.S. Department of Commerce’s Export Administration Regulations. Currently, such laws and regulations do not restrict our ability to offer our U.S.-origin software to customers in China. However, we may be affected by future changes in U.S. export control laws and regulations. If we were unable to transfer our U.S.-origin software to China, source U.S.-origin software and components from third parties or otherwise access U.S. technology as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

If we fail to effectively manage our inventory, our results of operations and financial condition may be materially and adversely affected.
In order to operate our business effectively and meet our consumers’ demands and expectations, we must maintain a certain level of inventory to ensure timely delivery. We determine our level of inventory based on our experience, number of orders from customers and assessment of customer demand.
However, forecasts are inherently uncertain, and the demand for our products could change significantly between the order date and the projected delivery date. If we fail to accurately forecast the demand, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would have an adverse effect on our profitability. We recognized inventory write-downs of RMB109.5 million, RMB92.6 million and RMB162.4 million in 2019, 2020 and 2021, respectively. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce a sufficient number of products to meet such unanticipated demand, which could result in delays in the delivery of our products and harm our reputation.
Any of the above may materially and adversely affect our results of operations and financial condition. As we plan to continue to expand our product offerings, we may continue to face challenges in effectively managing our inventory.
Significant impairment charges to our balance of intangible assets could materially and adversely impact our financial position and results of the Group’s operations.
The Group’s intangible assets primarily consist of manufacturing license, license plate, software and license of maintenance and overhaul. In addition, the Group also holds certain licenses through contractual arrangements with the Group VIEs. Such contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. See “—Risks Relating to Our Corporate Structure—We rely in part on contractual arrangements with Zhipeng IoV, Yidian Chuxing and the respective affiliate shareholders of such Group VIEs to operate the value-added telecommunications business. We rely on contractual arrangements with Xintu Technology and its affiliate shareholder, which enabled us to operate land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.” The Group’s intangible assets amounted to RMB117.9 million, RMB607.8 million and RMB878.7 million as of December 31, 2019, 2020 and 2021, respectively. The Group tests finite-lived intangible assets for impairment if impairment indicators arise. The indefinite-lived intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Any significant impairment losses charged against the Group’s intangible assets could have a material adverse effect on the Group’s business, financial condition and results of operations.
Fluctuation of fair value change in short-term investments may affect our results of operations.
We have made short-term investments, mainly comprising of the investments issued by major and reputable commercial banks with a variable interest rate indexed to the performance of underlying assets. Short-term investments are stated at fair value. Changes in the fair value are reflected in our consolidated statements of comprehensive loss. The methodology that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on short-term investments in the future. If we incur such fair value losses, our results of operations and financial condition may be adversely affected.
If we do not continue to receive preferential tax treatments, our results of operations may be materially and adversely affected.
We have benefited from government grants and preferential tax treatments, many of which are non-recurring
in nature or are subject to periodic review. There can be no assurance we will continue to receive preferential tax treatment. If we are unable to receive such treatment in the future, our results of operations may be materially and adversely affected.

Our recognition of deferred revenue is subject to future performance obligations and may not be representative of revenues for succeeding periods.
Our deferred revenue represents the transaction payment allocated to the performance obligations that are unsatisfied, which primarily arises from, among others, the undelivered vehicles, charging piles and free battery charging within certain limits. Our deferred revenue balance was RMB85.5 million, RMB308.4 million and RMB897.3 million as of December 31, 2019, 2020 and 2021, respectively. The timing and ultimate recognition of our deferred revenue depend on various factors, including our performance of obligations. As a result, deferred revenue at any particular date may not be representative of actual revenue for any succeeding period.
We recorded shareholders’ deficit.
We recorded total shareholders’ deficit of RMB6,830.4 million as of December 31, 2019, primarily due to the accounting treatment for our company’s preferred shares before our initial public offering in the U.S. as total mezzanine equity, and not total shareholders’ equity. After our initial public offering in the United States in August 2020, all of the preferred shares had been converted into ordinary shares. As such, as of December 31, 2021, we did not have any mezzanine equity and recorded total shareholders’ equity of RMB42,146.6 million.
Although the total shareholders’ deficit recorded during 2019 was not due to capital shortage and was primarily resulted from accounting treatment of preferred shares, we cannot assure you that we will be able to continue to record total shareholders’ equity and total net assets in the future. If we fail to do so, our financial condition may deteriorate.
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
We are also vulnerable to natural disasters and other calamities, especially those relating to climate change. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins,
war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers.
Risks Relating to Doing Business in China
Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
The Group’s operations are mainly conducted in the PRC, and substantially all of our revenues have historically been sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

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
While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. The PRC government may intervene or influence the Group’s operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs and Class A ordinary shares. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.
The Group’s operations are mainly conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.
In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. For example, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified. Furthermore, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), both of which were open for public comments till January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for our future follow-on
public offering or debt financing activities, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC governmental authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares or ADSs. In addition, if the CSRC or other PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals or complete the filings and other relevant regulatory procedures for our future follow-on
public offering or debt financing activities, we may be unable to obtain a waiver of such requirements.

Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in the Group’s operations.
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
The audit report included in this annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.
Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the U.S. and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S. listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors.
Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of the Group’s consolidated financial statements.
Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by
non-U.S.
authorities in the auditor’s local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on governmental ownership and control of such issuers in their SEC filings. Furthermore, pursuant to the HFCA Act, if the SEC determines that we are a covered issuer for three consecutive years beginning in 2021, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.
The SEC and the PCAOB have adopted new rules to implement the HFCA Act. Specifically, on November 5, 2021, the SEC announced the approval of the PCAOB’s new rule related to the PCAOB’s responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC announced the adoption of final amendments to implement the submission and disclosure requirement of the HFCA Act following its interim final amendments announced in March 2021. The adopting release establishes the SEC’s procedures for identifying covered issuers and for prohibiting the trading of covered issuers’ securities. The SEC will identify covered issuers as early as possible after companies file their annual reports for fiscal years beginning after December 18, 2020 and on a rolling basis. Furthermore, pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including our auditor as an independent registered public accounting firm. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years, and the SEC has subsequently updated such list. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges, including us, and the market price of the Class A ordinary shares and/or ADSs could be adversely affected. We cannot assure you that, once we have a
“non-inspection”
year, we will be able to take remedial measures in a timely manner.

The U.S. regulatory regime in this area may continue to develop in the future. For example, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. The enactment of such law would reduce the time before our ADSs may be prohibited from trading in the U.S. and delisted from the NYSE.
As a result of the foregoing legislative and regulatory developments in the United States, we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ, or that you will always be allowed to trade our Class A ordinary shares or ADSs. If we were subject to the trading prohibitions of the HFCA Act, the market price and liquidity of our ADSs and/or Class A ordinary shares will be materially and adversely affected.
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
Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2021. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.
The Group currently has three Group VIEs and cash flow from such Group VIEs are immaterial.
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
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to declare any dividends in the foreseeable future.
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
Resident Enterprises, as amended in December 2017, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly
traded equity interests in a PRC resident enterprise, by
non-PRC
resident enterprises may be
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
Substantially all of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the Class A ordinary shares and/or ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries.
In utilizing the proceeds from our initial public offering in the U.S. and our follow-on
public offering completed in December 2020, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, which was amended on December 30, 2019. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE subsequently issued several circulars in the following years to provide additional guidelines on the use by foreign-invested entities’ of the income under their capital accounts generated from their capital, foreign debt and overseas listing. However, the interpretation and enforcement of SAFE Circular 19 and other circulars remain subject to uncertainty and potential future policy changes from the SAFE.
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from the initial public offering in the U.S. and the follow-on
public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
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
Most of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering in the U.S. and the follow-on
public offering into Renminbi for the Group’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.
The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against
non-U.S.
companies such as us, and
non-U.S.
persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. The Group’s operations are mainly conducted in China and the Group’s assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.
The Group conducts its operations mainly in China, and its assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

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
In December 2012, the SEC brought administrative proceedings against the
PRC-based
“big four” accounting firms, including the auditors of our audit report in this annual report, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other
PRC-based
companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the
PRC-based
accounting firms appealed to the SEC against this decision. In February 2015, each of the four
PRC-based
accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four
PRC-based
accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019.
Pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including the four PRC-based accounting firms. See “— Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE.” In the event that the
PRC-based
“big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our Class A ordinary shares and/or our ADSs may be adversely affected.
If the auditors of our audit report in this annual report independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on the Group’s consolidated financial statements, the Group’s consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.
Risks Relating to Our Corporate Structure
Revenue contributions from the Group VIEs have not been material. Nonetheless, if the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs.
The current industry entry clearance requirements governing the foreign investment activities in the PRC are set out in two categories, namely the Encouraged Industry Catalog for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM and taking effect on January 27, 2021, and the 2021 Foreign Investment Negative List. Industries not listed in these two catalogs are generally deemed “permitted” for foreign investments unless specifically restricted by other PRC laws. According to the 2021 Foreign Investment Negative List and other applicable laws and regulations, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, foreign investors are not allowed to hold more than 50% of the equity interests in an enterprise providing value-added telecommunications services. Furthermore, foreign investors are prohibited from holding any equity interests in an enterprise operating land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps in the PRC.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we operate our businesses related to the value-added telecommunications services through Zhipeng IoV and Yidian Chuxing. In addition, we operated our business related to land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps through Zhipeng Kongjian, which is Xintu Technology’s subsidiary and in the process of renewing the Surveying and Mapping Qualification Certificate. We have entered into a series of contractual arrangements with each of the Group VIEs and the respective affiliate shareholders of the Group VIEs. For a detailed description of these contractual arrangements, see “Our Corporate Structure.”
If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the Group VIEs and have to modify such structure and contractual arrangements to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our relevant business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our relevant services;

•	discontinuing or restricting the Group’s operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance the Group VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.
Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. If the PRC government determines that these contractual arrangements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the Group VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements.

Our contractual arrangements with the Group VIEs may result in adverse tax consequences to us.
We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the Group VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of the Group VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to the Group VIEs for underpaid taxes; or (ii) limiting the ability of the Group VIEs to obtain or maintain preferential tax treatments and other financial incentives.
We rely in part on contractual arrangements with Zhipeng IoV, Yidian Chuxing and the respective affiliate shareholders of such Group VIEs to operate the value-added telecommunications business. We rely on contractual arrangements with Xintu Technology and its affiliate shareholder, which enabled us to operate land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.
XPeng Inc. is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with certain variable interest entities, or the Group VIEs, based in China. Currently, the Group VIEs are (i) Guangzhou Zhipeng IoV Technology Co., Ltd., or Zhipeng IoV, (ii) Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd., or Yidian Chuxing, and (iii) Guangzhou Xintu Technology Co., Ltd., or Xintu Technology. 50% of equity interest in Zhipeng IoV is held by us, and Mr. Heng Xia, our co-founder,
executive director and president, and Mr. Tao He, our
co-founder
and senior vice president, hold 40% and 10% of equity interest in Zhipeng IoV, respectively. 50% of equity interest in Yidian Chuxing is held by us, and Mr. Xiaopeng He, our co-founder,
chairman and chief executive officer, and Mr. Heng Xia hold 40% and 10% of equity interest in Yidian Chuxing, respectively. Xintu Technology is wholly owned by Guangzhou Kuntu Technology Co., Ltd., or Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Mr. Heng Xia and Mr. Tao He hold 80% and 20% equity interest, respectively.
We rely in part on contractual arrangements with Zhipeng IoV, Yidian Chuxing and the respective affiliate shareholders of such Group VIEs to operate the value-added telecommunications business. We rely on contractual arrangements with Xintu Technology and its affiliate shareholder, which enabled us to operate land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Group VIEs and Their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. Investors in our ADSs and Class A ordinary shares are not purchasing equity interest in the Group’s operating entities in China, but instead are purchasing an equity interest in XPeng Inc., a Cayman Islands holding company. The Group VIEs do not have a material contribution to the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company. The Group VIEs are consolidated with our results of operations for accounting purposes. However, we do not own a majority equity interest in Zhipeng IoV or Yidian Chuxing, and we do not own any equity interest in Xintu Technology. Furthermore, XPeng Inc., as our holding company, does not conduct operating activities. If the Group VIEs or the respective affiliate shareholders of the Group VIEs fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Group VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Group VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

If any of the Group VIEs or the respective affiliate shareholders of the Group VIEs fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Group VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “ —Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.”
If we exercise the option to acquire equity ownership of the Group VIEs, the ownership transfer may subject us to certain limitations and substantial costs.
Pursuant to the contractual arrangements, to the extent allowed by PRC laws, rules and regulations, Xiaopeng Technology, Xiaopeng Chuxing, or their respective designated person, have the exclusive right to purchase all or any part of the equity interests in the Group VIEs from their respective affiliate shareholders equal to the amount of the relevant registered capital contributed by the affiliate shareholders in the Group VIEs. If such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. Subject to relevant laws and regulations, the affiliate shareholders of the Group VIEs shall return any amount of purchase price they have received to Xiaopeng Technology or Xiaopeng Chuxing. In September 2021, Xiaopeng Technology acquired 50% of equity interest in Zhipeng IoV from its individual shareholders, and Xiaopeng Chuxing acquired 50% of equity interest in Yidian Chuxing from its individual shareholders. As the transfer prices of such equity transfers might be subject to review and tax adjustment with reference to the market value by the relevant tax authorities, such authorities may require Xiaopeng Technology or Xiaopeng Chuxing to pay individual income taxes in the PRC on behalf of the individual shareholders for ownership transfer income with reference to the market value accordingly, in which case the amount of tax could be substantial.
The affiliate shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
50% of equity interest in Zhipeng IoV is held by us, and Mr. Heng Xia, our co-founder,
executive director and president, and Mr. Tao He, our
co-founder
and senior vice president, hold 40% and 10% of equity interest in Zhipeng IoV, respectively. 50% of equity interest in Yidian Chuxing is held by us, and Mr. Xiaopeng He, our co-founder,
chairman and chief executive officer, and Mr. Heng Xia hold 40% and 10% of equity interest in Yidian Chuxing, respectively. Xintu Technology is wholly owned by Guangzhou Kuntu Technology Co., Ltd., or Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Mr. Heng Xia and Mr. Tao He hold 80% and 20% equity interest, respectively.
We rely on the affiliate shareholders of the Group VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their capacities as the shareholders of the Group VIEs may differ from the interests of our company as a whole, as what is in the best interests of the Group VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the Group VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, the Group VIEs may be jeopardized if such shareholders breach the terms of the contractual arrangements or are subject to legal proceedings.

Currently, we do not have arrangements to address potential conflicts of interest the affiliate shareholders of the Group VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in the Group VIEs to an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact
of the then existing affiliate shareholders of the Group VIEs as provided under the power of attorney agreements, directly appoint new directors of the Group VIEs. We rely on the affiliate shareholders of the Group VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the individual shareholders of the Group VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Our corporate actions will be substantially controlled by certain shareholders who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for the Class A ordinary shares and/or ADSs and materially reduce the value of your investment.
Our current memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes, save that each Class A ordinary share and Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (a) any amendment to our memorandum or articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive
director; (c) the appointment or removal of our auditors; or (d) the voluntary liquidation or winding-up
of us. As of March 31, 2022, Mr. Xiaopeng He, our
co-founder,
chairman and chief executive officer and Mr. Heng Xia, our
co-founder,
director and president, together beneficially owned all the Class B ordinary shares issued and outstanding, which represented 75.9% of the voting power of our total issued and outstanding shares. As a result, Mr. He and Mr. Xia have the ability to control or exert significant influence over important corporate matters to the extent permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time, or the Hong Kong Listing Rules, and the memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•
the composition of our board of directors and, through it, any determinations with respect to the Group’s operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.
These actions may be taken even if they are opposed by our other shareholders, including the holders of the Class A ordinary shares and/or ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their respective shares as part of a sale of our company and reducing the price of the Class A ordinary shares and/or ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

The structure of our share capital may render the Class A ordinary shares and/or ADSs ineligible for inclusion in certain stock market indices, and thus adversely affect the market price and liquidity of the Class A ordinary shares and/or ADSs.
In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our capital structure with more than one class of shares would make Class A ordinary shares and ADSs ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in the ADSs and Class A ordinary shares. These policies are still relatively new and it is yet unclear what effect, if any, they have had and will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included and may adversely affect the liquidity of the shares of such companies. As such, the exclusion of the Class A ordinary shares and/or ADSs from these indices could result in a less active trading market for the Class A ordinary shares and/or ADSs and adversely affect their trading price.
If the custodians or authorized users of our controlling
non-tangible
assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.
Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, or the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. The chops of our subsidiaries and Group VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and Group VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.
In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and Group VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and Group VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.
The VIE structure through contractual arrangements has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all
provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If any Group VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.
Risks Relating to Our Share and ADSs
The trading price of our ADSs and Class A ordinary shares has been and is likely to continue to be volatile, which could result in substantial losses to you.
The trading price of our ADSs and Class A ordinary shares has been and is likely to continue to be, volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, the stock prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities, including technology companies, may affect the attitudes of investors toward Chinese companies listed in the U.S. and/or Hong Kong, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020. In particular, concerns about the economic impact of the
COVID-19
pandemic have triggered significant price fluctuations in the U.S. stock market. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of our Class A ordinary shares and/or our ADSs.

In addition to the above factors, the price and trading volume of our Class A ordinary shares and/or our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our product offerings or those of our competitors;

•	changes in the economic performance or market valuations of other providers of electric vehicles;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the EV market in China;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	the implementation of the HFCA Act and future development in that regard;

•	fluctuations of exchange rates between the Renminbi, the Hong Kong dollar and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our Class A ordinary shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.
An active trading market for our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE and/or our other securities might not be sustained and trading prices of our ordinary shares, ADSs and/or our other securities might fluctuate significantly.
We cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, investors may convert our ADSs into Class A ordinary shares listed in Hong Kong. If our investors convert a significant portion of our ADSs into Class A ordinary shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs could be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our Class A ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our Class A ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act and U.S. Executive Order 13959, may cause our ADSs to be delisted from the NYSE. See “—Risks Related to Doing Business in China—Due to the enactment of the Holding Foreign Companies Accountable Act, or the HFCA Act, we may not be able to maintain our listing on the NYSE.” If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our Class A ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.
We may from time to time provide guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on certain assumptions, such as those relating to anticipated production and sales volumes, average sales prices, supplier and commodity costs, and planned cost reductions. If our guidance varies from actual results, the market value of our Class A ordinary shares and/or ADSs could decline significantly.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and their trading volume could decline.
The trading market for our Class A ordinary shares and ourADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares and/or ADSs to decline.
Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Therefore, you should not rely on an investment in our Class A ordinary shares and ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value in the future or even maintain the price at which you purchased our Class A ordinary shares and/or ADSs. You may not realize a return on your investment in the Class A ordinary shares and/or ADSs and you may even lose your entire investment in the Class A ordinary shares and/or ADSs.
Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.
Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and ADSs to decline significantly. As of March 31, 2022, we had 1,302,982,824 Class A ordinary shares and 409,846,136 Class B ordinary shares issued and outstanding, excluding 2,118 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan. All ADSs representing our Class A ordinary shares sold in our initial public offering in the U.S. and follow-on
public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.
In addition, certain of our shareholders have the right to cause us to register the sale of their ordinary shares under the Securities Act upon occurrence of certain circumstances. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline significantly.

Holders of our ADSs may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our current memorandum and articles of association, the minimum notice period required to convene an annual general meeting will be 21 days and an extraordinary general meeting will be 14 days.
When a general meeting is convened, the holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit the withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to holders of ADSs or carry out the voting instructions of the holders of ADSs in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but there can be no assurance that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.
Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, which could adversely affect the interests of the holders of our Class A ordinary shares and/or ADSs.
Under the deposit agreement for the ADSs, if holders of ADSs do not vote, the depositary will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by their ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have an adverse impact on holders of ADSs; or

•	the voting at the meeting is to be made on a show of hands.
The effect of this discretionary proxy is that holders of ADSs cannot prevent our underlying Class A ordinary shares represented by their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our Company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.
The rights of our ADS holders to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without their consent.
Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and holder of our ADSs will have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without the consent of holders of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the federal securities law.

The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings of our ADSs.
We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of ADSs in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of ADSs unless both the distribution and sale of the rights and the underlying securities to be distributed to holders of ADSs are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings in the future and may experience dilution in their holdings.
Holders of our ADSs may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make such cash dividends or other distributions available to them.
The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of ADSs.
We have incurred and expect to continue to incur significant costs as a public company, which could lower our profits or make it more difficult to run our business.
As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, rules subsequently implemented by the SEC and NYSE, as well as the applicable laws and regulations in Hong Kong (including the Hong Kong Listing Rules).
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

Holders of ADSs may be subject to limitations on transfer of their ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Our current memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.
Our current memorandum and articles of association gives us powers to take actions, some of which could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to (i) issue, allot and dispose of shares (including, without limitation, preferred shares) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as the directors may from time to time determine, (ii) grant rights over shares or other securities to be issued in one or more classes or series and to determine the designations, powers, preferences, privileges, and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with our then issued and outstanding shares and (iii) grant options with respect to shares and issue warrants or similar instruments with respect thereto. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, provided that (x) it is in compliance with the Hong Kong Listing Rules and the Code on Takeovers and Mergers, (y) no new class of shares with voting rights superior to those of Class A ordinary shares will be created and (z) any variations in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A ordinary shares. The price of the Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and/or ADSs may be materially and adversely affected.
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
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, Cayman Companies Act and the common law of the Cayman Islands.
The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. and Hong Kong. For example, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or a Hong Kong court.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies, whilst under our current memorandum and articles of association, holders of our ordinary shares will have a right to inspect or obtain copies of our list of shareholders and annual audit report of our profit and loss account and balance sheet. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. or Hong Kong.
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
We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Xiaopeng He, our co-founder,
chairman and chief executive officer, holds more than 50% of the aggregate voting power of our company. For so long as we remain a controlled company, we may rely on exemptions from certain corporate governance rules, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See “—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all the NYSE corporate governance requirements.
If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.
A
non-United
States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United
States corporation is a PFIC for that year. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.
It is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use the cash and liquid assets that we currently hold and the cash raised in our initial public offering in the U.S. and the follow-on
public offering. Because we have valued our goodwill based on the trading price of our ADSs and Class A ordinary shares, a decrease in the price of our ADSs and Class A ordinary shares may also result in our becoming a PFIC.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of the Group’s VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the Group’s VIEs. If it is determined, contrary to our view, that we do not own the equity the Group’s VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.
If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. For example, if we are a PFIC, our United States investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.”
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.
We are an exempted company incorporated in the Cayman Islands, and our ADSs are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NYSE corporate governance listing standards.
Among other things, we are not required under the NYSE corporate governance listing standards to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.
We intend to rely on the first four exemptions described above unless otherwise required under the applicable laws and regulations in Hong Kong (including the Hong Kong Listing Rules) or disclosed in this annual report. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.
The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.
We are subject to Hong Kong and the NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.
Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Our ADSs are currently traded on the NYSE and our Class A shares are currently traded on the Hong Kong Stock Exchange. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit the Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.
There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange of ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including, among others, for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions and distributions of securities other than ADSs. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.
We have established a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those that may be converted from ADSs, will be registered on the Hong Kong share register, and the trading of these shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate
ADS-ordinary
share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also have moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Class A ordinary shares and/or ADSs may be affected.
Our investors may experience further dilution if we issue additional ADSs and/or Class A ordinary shares in the future.
We may consider offering and issuing additional shares or equity-related securities in the future to raise additional funds, finance acquisitions or for other purposes. Purchasers of our Class A ordinary shares may experience further dilution in terms of the net tangible asset value per share if we issue additional shares in the future at a price that is lower than the net tangible asset value per share.

You should read the entire document carefully, and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding ourselves.
Prior to the publication of this annual report, there may be press and media coverage regarding us, which contained, among other things, certain financial information, projections, valuations and other forward-looking information about us. We have not authorized the disclosure of any such information in the press or media and do not accept responsibility for the accuracy or completeness of such press articles or other media coverage. We make no representation as to the appropriateness, accuracy, completeness or reliability of any of the projections, valuations or other forward-looking information about us. To the extent such statements are inconsistent with, or conflict with, the information contained in this annual report, we disclaim responsibility for them. Accordingly, prospective investors are cautioned to make their investment decisions on the basis of the information contained in this annual report and any documents incorporated by reference herein only, and should not rely on any other information.

ITEM 4.	INFORMATION ON THE COMPANY
A.
History and Development of the Company
The Group began its operations in 2015 through Chengxing Zhidong, a PRC limited liability company. The Group undertook a reorganization, or the Reorganization, to facilitate its initial public offering in the United States. As part of the Reorganization, the Group incorporated XPeng Inc., an exempted company incorporated under the laws of Cayman Islands, in December 2018. Subsequently, XPeng Inc. established XPeng Limited, a limited liability company established in the British Virgin Islands. XPeng Limited then established XPeng (Hong Kong) Limited, a Hong Kong limited liability company, as its wholly owned subsidiary. XPeng (Hong Kong) Limited then established Guangdong Xiaopeng Motors Technology Co., Ltd., or Xiaopeng Motors, as a wholly foreign-owned enterprise in the PRC.
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
In August 2020, we listed our ADSs on the NYSE under the symbol “XPEV.” In July 2021, we listed our Class A ordinary shares on the Hong Kong Stock Exchange under the stock code “9868.”
B.
Business Overview
Overview
We are a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of middle-class consumers in China. Since inception, we have taken an innovative technology path to our envisioned future of mobility. We intend to empower consumers with our differentiated Smart EVs that can offer disruptive mobility experiences. We believe this can be achieved by fast iteration of software and seamless integration with hardware, which enable us to lead the innovation of Smart EV technologies and provide differentiated Smart EV products to consumers.

Within only seven years since our inception in 2015, we have become one of the leading Smart EV companies in China, with leading software, data and hardware technology at our core and bringing innovation in advanced driver assistance, smart connectivity and core vehicle systems. We develop full stack advanced driver assistance systems, or ADAS, software in house and have deployed such software on mass-produced vehicles. We offer XPILOT 3.0, our self-developed ADAS solution, as a paid service to our customers, and we plan to roll out XPILOT 3.5 in 2022. In addition, we deployed automotive-grade light detection and ranging, or LIDAR, technology to further enhance the perception capability of our third car model, the P5. We began delivering the P5 in September 2021, marking what we believe was the world’s first mass-produced Smart EV equipped with LIDAR.
Our Smart EVs appeal to the large growing base of middle-class consumers in China. We primarily target the mid-
to
high-end
segment in China’s passenger vehicle market, with prices ranging from RMB150,000 to RMB400,000. Consumers choose our products primarily because of attractive design, interactive smart mobility experience and long driving range.
We are building a rapidly expanding, diversified portfolio of attractive Smart EV models to capture the growing demand for Smart EVs and appeal to the differentiated needs of a broad customer base.

•	In December 2018, we started delivery of the G3, which is our first Smart EV and a compact SUV.

•	In May 2020, we started delivery of the P7, which is our second Smart EV and a sports sedan.

•
In March 2021, we started delivery of the P7 Wing, which is a limited edition designed to accentuate the sporty and dynamic styling of the sports sedan with scissor-style front doors that are traditionally only available in luxury sports vehicles.

•	In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.

•	In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.

•	In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.

•	We have a strong pipeline of new Smart EVs. In November 2021, we unveiled the G9 and the official launch of the G9 is expected in the third quarter of 2022.
We currently offer the following models:

•	G3i (compact SUV), with a wheelbase of 2,625 mm and NEDC range between 460 km and 520 km.

•	P7 (sports sedan), with a wheelbase of 2,998 mm and NEDC range between 480 km and 706 km.

•	P7 Wing (sports sedan), with a wheelbase of 2,998 mm and NEDC range between 562 km and 670 km.

•	P5 (family sedan), with a wheelbase of 2,768 mm and NEDC range between 460 km and 600 km.
Our ADAS and
in-car
intelligent operating system allow customers to enjoy a differentiated smart mobility experience, and our Smart EVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and has become a critical value proposition appealing to customers.

We seek to continuously expand our customer reach by extending our online and physical sales and service network. We employ an omni-channel sales model and we strive to ensure consistent brand image, customer experience and price across all sales channels. As of December 31, 2021, our physical sales and service network consisted of a total of 357 stores and 117 service centers, covering 140 cities in China. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.
We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPeng-branded super charging stations or at third-party charging piles. As of December 31, 2021, there were 772 XPeng-branded super charging stations, covering 308 cities in China.
Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We manufacture the G3i, the new mid-cycle
facelift version of the G3, the P7 and the P5 at our own plant in Zhaoqing, Guangdong province. In addition, we are constructing new Smart EV manufacturing bases in Guangzhou and Wuhan.
Our total revenues grew rapidly from RMB2,321.2 million in 2019 to RMB5,844.3 million in 2020, and further to RMB20,988.1 million in 2021. Our Smart EV deliveries increased from 12,728 units in 2019 to 27,041 units in 2020, and further to 98,155 units in 2021, representing a year-on-year
growth rate of 263.0% between 2020 and 2021. Along with strong revenue growth, our gross profit margin increased from negative 24.0% in 2019 to 4.6% in 2020, and 12.5% in 2021.
Products
Our products include Smart EVs and advanced ADAS software system. We design, develop, manufacture and market Smart EVs, and we develop full-stack ADAS software system in-house.
We design our Smart EVs to satisfy the needs and preferences of middle-class consumers in China. Priced in the mid-
to
high-end
segment, our Smart EVs offer customers a
great-to-drive
and
great-to-be-driven
experience, as well as compelling value proposition.
G3 and G3i
Our first mass-produced Smart EV, the G3, is a compact SUV and we started to deliver the G3 in December 2018. Since its launch, we have continuously upgraded the G3 to improve its performance. In July 2021, we introduced the G3i, which is the mid-cycle
facelift version of the G3, and started delivery in August 2021.
The G3i we offered as of December 31, 2021 has a wheelbase of 2,625 mm and NEDC range between 460 km and 520 km. Our smart technology functions make the G3i a compelling product for the mid-
to
high-end
segment.
P7
Our second mass-produced Smart EV, the P7, is a four-door sports sedan. As our flagship model, the P7 is expected to continue to reinforce our position as a leading Smart EV brand. We started the production of the P7 and began delivery in May 2020. In November 2020, we unveiled the P7 Wing, a limited edition designed to maximize the sporty and dynamic style of the sports sedan with a pair of specifically-designed scissor-style front doors, which are traditionally only available in luxury sports vehicles. We started the delivery of the P7 Wing in March 2021.

The P7 we offered as of December 31, 2021 has a wheelbase of 2,998 mm and NEDC range between 480 km and 706 KM. The P7 Wing we offered as of December 31, 2021 has a wheelbase of 2,998 mm and NEDC range between 562 km and 670 km.
The standard and premium versions of the P7 both offer ADAS features powered by XPILOT 2.5. Customers who own the premium version of the P7 can purchase XPILOT 3.0, which was rolled out through an OTA firmware update in January 2021.
P5
In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021. We have deployed LIDAR technology to further enhance the perception capability of the P5, which we believe was the world’s first mass-produced Smart EV equipped with LIDAR.
The P5 we offered as of December 31, 2021 has a wheelbase of 2,768 mm and NEDC range between 460 km and 600 km.
The standard and premium versions of the P5 both offer ADAS features powered by XPILOT 3.0. Customers who own the premium version of the P5 can purchase XPILOT 3.5, which we plan to roll out through an OTA firmware update in 2022.
Future Smart EV Roadmap
We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. In November 2021, we unveiled the G9 and the official launch of the G9 is expected in the third quarter of 2022. The following diagram illustrates the time of delivery and price positioning of our Smart EV models and the expected time of delivery and planned price positioning of our future Smart EV models:

Advanced ADAS Software
We rolled out our advanced ADAS software, XPILOT 3.0, through OTA firmware update, in January 2021. XPILOT 3.0 can support navigation guided pilot, or NGP, for highway driving and advanced automated parking.
We plan to roll out XPILOT 3.5 in 2022, which will support NGP for major urban roads.
Smart EV Deliveries
The following table sets forth the number of our vehicles delivered to customers in the periods indicated:

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022
G3 (including G3i)	2,271	2,903	2,368	4,437	5,366	5,876	5,691	12,788	4,648
P7	—	325	6,210	8,527	7,974	11,522	19,731	21,342	19,427
P5	—	—	—	—	—	—	244	7,621	10,486

Total	2,271	3,228	8,578	12,964	13,340	17,398	25,666	41,751	34,561

In 2019, we delivered a total of 12,728 Smart EVs, all of which were G3 deliveries.
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
Our ADAS—XPILOT
XPILOT, our proprietary ADAS, is customized for driving behavior and road conditions in China. Since inception, we have dedicated significant research and development efforts in ADAS technology, which we believe is a key element for the Smart EV experience. Our research and development capabilities enable us to continuously improve XPILOT and achieve fast system iterations.
We rolled out NGP for highway driving and advanced automated parking, or the Valet Parking Assist, each of which is a function of our proprietary XPILOT 3.0, through OTA firmware updates in January 2021 and June 2021, respectively.
The NGP for highway driving is capable of autonomously changing lanes, overtaking other vehicles, recognizing traffic signs and construction signs, as well as adjusting speed. It also enables a vehicle to autonomously enter and exit a highway system, as well as switch from one highway to another.
The Valet Parking Assist, the advanced automated parking function of XPILOT 3.0, can memorize the locations and layouts of the parking lots that a driver frequently uses. Based on such information, the function enables the ADAS of a vehicle from the entrance of a parking lot to a memorized parking space, followed by the automated parking of the vehicle into such space.

Leveraging our full-stack research and development capabilities, we are able to tailor our ADAS to road conditions in China, which is a key factor that differentiates our Smart EVs. We continuously explore new ADAS capabilities, and unveiled our third Smart EV model, the P5, in April 2021. Leveraging our perception capability complemented by LIDAR, we plan to roll out XPILOT 3.5, which will support NGP for major urban roads.
Our ADAS capabilities are supported by computing platforms supplied by world-leading technology companies. We believe our localized approach enables XPILOT to better serve Chinese customers, compared with ADAS solutions offered by global OEMs and top-tier
suppliers.
Powertrain
Powertrain plays a critical role in our ability to deliver safe and high-performance EVs at competitive prices. Our Smart EV’s powertrain consists of the battery system, electric drive system, high voltage system and vehicle control unit, or VCU. Leveraging our superior in-house
research and development capabilities, we are able to differentiate our Smart EVs in key powertrain features, such as battery safety, range, noise, drivability and digitization. The powertrain’s ECUs are amenable to OTA firmware updates, which enable us to improve the powertrain’s functions and customer experience after delivery.
Our Smart EVs’ battery system utilizes high-energy density battery cells, which are packed into modules and fastened to a high-strength aluminum frame. We utilize lithium nickel manganese cobalt oxide, or NCM, cells and LFP cells for our batteries. Through our research and development efforts, we seek to enhance the energy density of the battery pack and reduce its cost, while also maintaining its safety, reliability and longevity.
Sales and Marketing
We employ an omni-channel sales model and we seek to cost-efficiently expand our customer reach and grow sales, while delivering a consistent brand image, customer experience and price across all channels.
As of December 31, 2021, our physical sales and service network consisted of 357 stores and 117 service centers, covering 140 cities in China. Stores in our sales and service network include both stores directly operated by us and franchised stores. We offer a consistent brand image, customer experience and price across our direct stores and franchised stores.

While currently we primarily sell products and services in China’s market, we also made positive progress in overseas markets. In December 2020, the first batch of the European version of the G3 was delivered to customers in Norway. In August 2021, we started the deliveries of the P7 to the European market. We plan to continue to expand into other international markets, starting with certain European markets.
Comprehensive Services
We offer our customers a comprehensive suite of charging solutions and after-sales services, as well as various value-added services. These services offer our customers a convenient experience and enable full lifecycle engagement with our customers, which in turn improves their loyalty.
Charging Solutions
We aim to offer our customers a convenient charging experience by giving them access to a wide and expanding charging network in a cost-efficient manner. Our customers can choose to charge their EVs by home chargers, XPeng-branded super charging stations or third-party charging piles . We will continue to expand the XPeng-branded super charging network coverage, to provide greater accessibility and enhanced charging experience to our customers.
As of December 31, 2021, there were 772 XPeng-branded super charging stations, covering 308 cities in China. We are one of few EV companies that have established self-branded charging networks in China, and we will continue to strategically expand the network of our XPeng-branded super charging stations to better serve our customers.
After-Sales Services and Warranty
We provide efficient after-sales services both offline and online. Offline services are available at our service centers and cover repairs and maintenance for our Smart EVs. We also provide online after-sales services, which are enabled by our cloud capabilities and high-speed connectivity of our Smart EVs. Our system is able to monitor vehicle performance status in real time, remotely diagnose certain vehicle malfunctions and potential issues and recommend solutions to prevent problems. Certain software-related issues can be resolved remotely through OTA updates. In addition, we have developed an intelligent remote diagnosis system, which detects potential system error before it occurs to ensure vehicle safety. We also offer competitive warranty terms for our Smart EVs.
Other Services
We also offer the following services.

•
Insurance agency service
. We assist our customers to obtain automotive insurances from insurance companies. To offer a convenient experience, we leverage the sentry mode function to help customers submit photos of accidents when making insurance claims.

•
Automotive loan referral and auto financing
. We cooperate with banks and connect them with customers who seek automotive financing solutions. To complement the banks’ services, we also offer auto financing to our customers through a wholly-owned subsidiary. Such auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets.

•
Ride-hailing service
. To enhance our brand recognition and allow more people to experience our Smart EVs, we have deployed a small number of our Smart EVs to offer ride-hailing service in Guangdong province on a trial basis. We have no current plan to scale up our ride-hailing service.

•
Premium music subscription service
. We introduced a premium music subscription via OTA firmware update in June 2020, which provides a high fidelity music experience supported by the premium audio system and ambient lighting in our Smart EVs.

Manufacturing
Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We take a lean production approach, with the aim of continuous optimization in operating efficiency and product quality. We started production of the P7 at our plant in Zhaoqing, Guangdong province, in May 2020 and currently manufacture G3i, the new mid-cycle
facelift version of the G3, the P7 and the P5 at the plant in Zhaoqing. In addition, we are constructing new Smart EV manufacturing bases in Guangzhou and Wuhan.
We historically produced the G3 through a contract manufacturing collaboration with Haima Automobile Co., Ltd, or Haima, in Zhengzhou, Henan province. We ceased the contract manufacturing arrangement with Haima in December 2021.
Data Privacy and Security
We are committed to complying with applicable data protection laws and protecting the security of personal data. We mainly collect and store data relating to the usage of the ADAS system, infotainment system, as well as data collected through our sales and services channels. Such data primarily includes, among others, name, contact information and payment information. In addition, we also collect vehicle data of our Smart EVs, including, among others, vehicle condition, location information, assisted driving information, charging status, maintenance status, as well as information of the in-car
infotainment system, such as information relating to AI voice assistant, smart navigation, music, data traffic and third-party apps. Such data is collected in accordance with applicable data protection laws and regulations. Our privacy policy, which is provided to every customer, describes our data processing activities. Specifically, we undertake to manage and use the data collected from customers in accordance with applicable laws and make reasonable efforts to prevent unauthorized use, loss, or leakage of customer data and will not disclose sensitive customer data to any third party without appropriate and necessary business needs, except under legal requirement or certain circumstances specified in the customer consent. We implement data security measures, for instance, access control and identity verification. We strictly limit and monitor employee access to customer personal data. We provide data privacy and information security training to these employees and require them to report any information security breach. Our business partners may have access to the data collected within the scope of their service. We take various measures, such as entering into separate confidentiality agreements or data protection agreements with our business partners, adopting necessary data security measures such as encryption, to protect such data.
We use a variety of technologies to protect the data with which we are entrusted. For example, we segregate our internal databases and operating systems from our external-facing services and intercept unauthorized access. We anonymize personal data by removing personally identifiable information, when such information is not relevant to our business. We encrypt personal data in transit, using sophisticated security protocols to ensure the integrity and confidentiality. We back up our personal data and operating data on a regular basis in separate back-up systems
to minimize the risk of customer data loss or leakage. Whenever an issue related to data privacy is discovered, we take prompt actions to upgrade our system and mitigate any potential problems that may undermine the security of our system. We also have a dedicated privacy and security team and a Data Protection Officer responsible for data protection. We believe our policies and practice with respect to data privacy and security are in compliance with applicable laws and prevalent industry practice.
Competition
We have strategically focused on offering Smart EVs for the
mid-
to
high-end
segment of China’s passenger vehicle market. We directly compete with other pure-play EV companies, especially those targeting the mid-
to
high-end
segment. To a lesser extent, our Smart EVs also compete with ICE vehicles in the mid-
to
high-end
segment offered by traditional OEMs. Furthermore, traditional OEMs that have strong brand recognition, substantial financial resources, sophisticated engineering capabilities and established sales channels may shift their focus towards the EV market in the future. We believe that our competitive advantage over existing and potential competitors lies in our innovative product offerings localized for consumers in China, ability to offer a great-to-drive
and
great-to-be-driven
experience, robust software, hardware and data technologies, innovative software and content monetization model, scalable and efficient platforms and our winning Smart EV team.

Intellectual Property
We have developed a number of proprietary systems and technologies, and our success depends on our ability to protect our core technology and intellectual property. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights.
Employees
As of December 31, 2019, 2020 and 2021, we had a total of 3,715, 5,084 and 13,978 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2021.

Function	Number of Employees	Percentage to Total
Research and development	5,271	38%
Sales and marketing	6,277	45%
Manufacturing	1,872	13%
General and administration	101	1%
Operation	457	3%

Total	13,978	100%

As of December 31, 2021, 13,683 of our employees were based in mainland China or Hong Kong, and 295 of our employees were based overseas.
We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team.
As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. In addition, we purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. Historically, we have offered and sold units of the G3, the P7 and the P5 to employees at discounts and delivered a small number to employees prior to mass deliveries. We enter into standard labor, confidentiality and non-compete agreements
with our employees.
The non-compete restricted
period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary
during the restricted period.
We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.
Facilities
We own land use rights with respect to a parcel of land of over 600,000 square meters in Zhaoqing, Guangdong Province, and such land use rights expire in 2067. We have constructed our Zhaoqing plant on this parcel of land, and the plant has a construction area of 231,000 square meters. We purchased land use rights with respect to an additional parcel of land of over 133,000 square meters in Zhaoqing, Guangdong Province in 2021, and such land use rights expire in 2070. We also own land use rights with respect to a parcel of land of over 63,000 square meters in Guangzhou, Guangdong Province, and such land use rights expire in 2070. We have commenced the construction of a trial production facility on this parcel of land in September 2020. We also own land use rights with respect to a parcel of land of over 566,000 square meters in Wuhan, Hubei Province, and such land use rights expire in 2072. We have commenced the construction of a new Smart EV manufacturing base on this parcel of land in July 2021.

We also maintain a number of leased properties. Our corporate headquarters is located in Guangzhou, Guangdong Province, where we lease 74,216 square meters of properties primarily for corporate administration, research and development, trial production and testing. We also lease properties of 10,918 square meters in Beijing, Shanghai and Shenzhen, as well as 47,760 square feet in Silicon Valley and San Diego in the United States, primarily for research and development and sales and marketing. In addition, we lease a number of facilities for our direct stores, self-operated charging stations and logistics centers across China and several flexible workspaces or co-working spaces in Denmark, Netherlands, Norway, and Sweden.
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
PRC Permissions and Approvals
We have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Xiaopeng New Energy, and our Smart EVs (the G3, the G3i, the P7, the P7 Wing and the P5) being listed in Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Xiaopeng New Energy to become a qualified manufacturer of EVs and Smart EVs and for the manufacturing and sales of our Smart EVs (the G3, the G3i, the P7, the P7 Wing and the P5). Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”
Under the PRC laws, rules and regulations currently in effect, no prior permission or approval from PRC government authority is required for issuing our ADSs to foreign investors. However, there remain substantial uncertainties as to how the relevant PRC laws, rules and regulations will be interpreted or implemented, and we cannot assure you that the relevant PRC government authorities will reach the same conclusion. Furthermore, laws, rules and regulations in China may change frequently. We cannot rule out the possibility that relevant PRC governmental authorities may subsequently determine our initial public offering in the U.S., follow-on
public offering or any debt financing activities should be subject to any approval, filing or other regulatory procedures, and we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice” and “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

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
The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry
national treatment and negative list shall be applied for the administration of foreign investment, where
“pre-entry
national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version), or the 2021 Foreign Investment Negative List, as promulgated on December 27, 2021 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and taking effect from January 1,2022, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM on December 27, 2020 and taking effect on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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
On April 23, 2020, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Improving Subsidy Policies on Promotion and Application of New Energy Vehicles, which took effect on the same day, or the 2020 NEV Financial Subsidies Circular, which extends the implementation period of financial subsidy policy for new energy vehicles to the end of 2022. The 2020 NEV Financial Subsidies Circular further specifies that the subsidy criteria for new energy vehicles during the period from year 2020 to 2022 will generally be reduced by 10%, 20% and 30% compared to the subsidy standard of the previous year respectively, and the number of vehicles eligible for the subsidies will not exceed approximately two million each year. Furthermore, on December 31, 2020 and December 31, 2021, the abovementioned authorities further promulgated another two similar circulars to reiterate the principles including among others, the subsidy criteria reduction rate as stipulated in the 2020 NEV Financial Subsidies Circular.
On December 26, 2017, the MOF, the State Administration of Taxation, or the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempted from Vehicle Purchase Tax jointly issued by MIIT and the SAT. On April 16, 2020, the MOF, the SAT and the MIIT further promulgated the Announcement on Relevant Policies for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which took effect on January 1, 2021, and further extend the exemption period for the vehicle purchase tax of new energy vehicles to December 31, 2022.

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
According to the 2021 Foreign Investment Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and will take effect on May 1, 2022 and replace the currently effective version afterwards, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%.
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

Regulation Related to Financing Lease
According to the Administrative Measures of Supervision on Financing Lease Enterprises formulated by the MOFCOM and effective on October 1, 2013, financing lease enterprises shall use lease properties with clear ownership and capable of generating revenue to carry out the financing lease business and shall report the relevant data in a timely and truthful manner through the National Financing Lease Company Management Information System. Financing lease enterprises shall not engage in deposits, loans, entrusted loans or other financial services. Without approval of the relevant government authorities, financing lease enterprises shall not engage in inter-bank borrowing or other businesses and must not carry out illegal fundraising activities under the disguise of a financing lease company. In addition, the measures also provide that financing lease enterprises shall give adequate consideration to and objectively evaluate the value of assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.
Furthermore, the PRC Civil Code promulgated by the National People’s Congress and effective on January 1, 2021 sets forth general terms about financing lease contracts and further provides that the lessor and the lessee may agree on the ownership of the leased property upon expiry of the lease term. If the ownership of the leased property is not or is not clearly agreed between the parties and cannot be determined pursuant to the PRC Civil Code, the leased property shall be owned by the lessor.

Our auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets.
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
On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.
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
On March 15, 2019, the CAC and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users. The institution designated for this certification is the China Cybersecurity Review Technology and Certification Center. The China Cybersecurity Review Technology and Certification Center has the right to appoint testing agencies to inspect technical capabilities and business operations for the certification.
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
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. We may be required to make further adjustments to our business practices to comply with this law.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to the Regulations on Security Protection of Critical Information Infrastructure, a “critical information infrastructure” refers to an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and supervision and management authorities of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.

The Administrative Provisions on Security Vulnerability of Network Products were jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and took effect on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to these provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to these provisions, the breaching parties may be subject to administrative penalty as regulated in accordance with the Cybersecurity Law.
On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which took effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. In addition to processing of personal information within the PRC, the PRC Personal Information Protection Law also applies to the processing of personal information outside the PRC under any of the following circumstances: (i) where the purpose is to provide products or services to individuals within the PRC; (ii) when analyzing or assessing the activities of domestic individuals; or (iii) other circumstances as stipulated by laws and administrative regulations. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand
language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.
On November 14, 2021, the CAC published a discussion draft of Administrative Measures for Internet Data Security for public comment until December 13, 2021, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft measures also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft measures also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted, and substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures that replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, as these measures were recently adopted, there are still uncertainties as to the exact scope of network product or service or data processing activities that will or may affect national security, and the PRC government authorities may have discretion in the interpretation and enforcement of these measures.
To apply for a cybersecurity review, the relevant operators shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements, the draft contracts, and the draft application documents for the initial public offering or similar activity, and (iv) other necessary materials. If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office should reach a review conclusion suggestion and send the review conclusion suggestion to the members for the cybersecurity review mechanism and the relevant authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.
In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The draft measures provide five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.

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
Furthermore, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), both of which were open for public comments till January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC, and, among others, shall strictly comply with laws and regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. The Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) provide that an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities; (ii) if the intended securities offering and listing in overseas market may constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over equity, major assets, and core technology, etc.; (iv) if, in recent three years, the domestic company or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; (v) if, in recent three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies  (Draft for Comments) require that where an issuer makes an application for initial public offering and listing in an overseas market, the filing entity shall submit to the CSRC filing documents, which include but are not limited to those specified below, within 3 working days after such application is submitted: (i) filing reports and associated undertakings; (ii) regulatory opinions, filings or approval and related documents issued by competent industry authorities (where applicable); (iii) opinions issued by competent authorities on security assessment and review of the issuer (where applicable); (iv) legal opinions provided by a domestic law firm; and (v) a prospectus. For violations of these provisions or measures, the CSRC and other competent authorities under the State Council may impose administrative regulatory measures, such as order for correction, regulatory talks and warning letters, proportionate to the severity of the violations, and may pursue legal liability in accordance with law. As of the date of this annual report, it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.
C.
Organizational Structure
The following diagram illustrates our corporate structure as of December 31, 2021. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

XPeng Inc.
(Cayman)(1)
XPeng Limited
(BVI)
XPeng Ai Limited
(BVI)
XMotors Limited
(HK)
XPeng (Hong Kong) Limited
(HK)
XMotors. ai, Inc.
(U.S.)
XSense. AI, Inc.
(U.S.)
Outside PRC
Inside PRC
25%
Guangdong Xiaopeng Motors Technology Co., Ltd
Guangzhou Xiaopeng Automotive Financial Leasing Co., Ltd.
~98.5%
Affiliated fund(2)
~75%
Chengxing Zhidong
~0.1%
Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd.
Guangzhou Xiaopeng Autonomous Driving Technology Co., Ltd.
75%
~97.94%
Wholly-owned or otherwise controlled
Wholly-owned or otherwise controlled
~2.06%
Xiaopeng Technology(2)
Other subsidiaries of Chengxing Zhidong(3)
Xiaopeng Chuxing
Other subsidiaries of Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd(4)
50%
Zhipeng IoV(5)
50%
Yidian Chuxing(6)
Equity interest
Contractual arrangements
Xintu Technology(7)

(1)	Investors in our Class A ordinary shares and ADSs are purchasing equity interest in XPeng Inc.

(2)
We have the option to acquire the remaining 0.5% equity interest in Guangzhou Xiaopeng Motors Technology Co., Ltd., or Xiaopeng Technology, from the affiliate fund, in which we hold 75.5% of the economic interest and which is managed by an independent third party, and the affiliate fund has the right to require us to purchase such equity interest, in or before September 2022 at a purchase price equal to its initial investment plus an investment yield.

(3)
Includes (i) 100 subsidiaries that are wholly-owned by Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd., or Chengxing Zhidong, (ii) five subsidiaries and two limited partnerships of which a majority equity interest is held by Chengxing Zhidong, and (iii) Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Xiaopeng New Energy, of which 50% equity interest was held by Chenxing Zhidong as of December 31, 2021. Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and providing after-sales services. In January 2022, we acquired the remaining 50% equity interest in Xiaopeng New Energy, which has become our wholly-owned subsidiary. Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

(4)
Includes (i) ten subsidiaries that are wholly-owned by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and (ii) one subsidiary, of which 73.8% equity interest is held by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and its subsidiaries are primarily involved in providing value-added services.

(5)
50% of equity interest in Zhipeng IoV is held by us, and Mr. Heng Xia, our co-founder,
executive director and president, and Mr. Tao He, our
co-founder
and senior vice president, hold 40% and 10% of equity interest in Zhipeng IoV, respectively.

(6)
50% of equity interest in Yidian Chuxing is held by us, and Mr. Xiaopeng He, our co-founder,
chairman and chief executive officer, and Mr. Heng Xia hold 40% and 10% of equity interest in Yidian Chuxing, respectively.

(7)
Xintu Technology is wholly owned by Guangzhou Kuntu Technology Co., Ltd., or Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Mr. Heng Xia and Mr. Tao He hold 80% and 20% equity interest, respectively.

Contractual Arrangements with the Group VIEs and Their Shareholders
XPeng Inc. is a Cayman Islands holding company, and the Group’s operations are primarily conducted by its subsidiaries in China and through contractual arrangements with the Group VIEs. Under the PRC laws and regulations, the provision of value-added telecommunication service in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such business in China through Zhipeng IoV and Yidian Chuxing. Under the PRC laws and regulations, the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements. Therefore, we operated such business in China through Xintu Technology and its subsidiary, which is Jiangsu Zhipeng Kongjian Information Technology Co., Ltd., or Zhipeng Kongjian (formerly known as Jiangsu Zhitu Technology Co., Ltd.).
Currently, the Group VIEs are (i) Guangzhou Zhipeng IoV Technology Co., Ltd., or Zhipeng IoV, which is primarily engaged in the business of development and the operation of an Internet of Vehicles (IoV) network involving the XPeng App; (ii) Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd., or Yidian Chuxing, which is primarily engaged in the business of provision of online-hailing services through online platform including the Youpeng Chuxing App; and (iii) Guangzhou Xintu Technology Co., Ltd., or Xintu Technology. Zhipeng Kongjian, which is Xintu Techology’s wholly-owned subsidiary, primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps and is in the process of renewing the Surveying and Mapping Qualification Certificate. Zhipeng IoV and Yidian Chuxing enables the Group to operate mobile apps, which is important to our ability to offer a convenient customer experience. After the Surveying and Mapping Qualification Certificate is renewed, we plan to develop mapping and navigation solutions that will improve customers’ driving experience.
We have entered into a series of contractual arrangements with each of the Group VIEs and the respective affiliate shareholders of the Group VIEs, as described in more details below, including (i) power of attorney agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over the Group VIEs; (ii) exclusive service agreements, which allow us to receive substantially all of the economic benefits from the Group VIEs; and (iii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the Group VIEs when and to the extent permitted by PRC law.
As a result of these contractual arrangements, we are the primary beneficiary of the Group VIEs for accounting purposes. We have consolidated their financial results in our consolidated financial statements. We primarily operate our business through our subsidiaries in China, and the Group VIEs do not have a material contribution to the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company.
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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely in part on contractual arrangements with Zhipeng IoV, Yidian Chuxing and the respective affiliate shareholders of such Group VIEs to operate the value-added telecommunications business. We rely on contractual arrangements with Xintu Technology and its affiliate shareholder, which enabled us to operate land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”
The following is a summary of the currently effective contractual arrangements by and among (i) Xiaopeng Technology, Zhipeng IoV and its individual shareholders, (ii) Xiaopeng Chuxing, Yidian Chuxing and its individual shareholders and (iii) Xiaopeng Technology, Xintu Technology and its shareholder.
Contractual Arrangements with Zhipeng IoV and its individual shareholders
Exclusive Service Agreement
Under the exclusive service agreement executed in September 2021, Zhipeng IoV appoints Xiaopeng Technology as its exclusive services provider to provide Zhipeng IoV with services related to Zhipeng IoV’s business during the term of the exclusive service agreement. In consideration of the services provided by Xiaopeng Technology, Zhipeng IoV shall pay Xiaopeng Technology annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Technology’s suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Technology, the exclusive service agreement shall remain effective for 20 years from September 6, 2021, and can be automatically renewed for one year every sequent year unless otherwise terminated in accordance with the terms of the exclusive service agreement or by a written notice served by Xiaopeng Technology. The exclusive service agreement also provides that Xiaopeng Technology has the exclusive proprietary rights in any and all intellectual property rights which are developed by Zhipeng IoV at the request of Xiaopeng Technology or are developed by the parties jointly. Our directors consider that the above arrangements will ensure the economic benefits generated from the operations of Zhipeng IoV will flow to Xiaopeng Technology and hence, our company as a whole.
Loan Agreement
Pursuant to the loan agreement executed in September 2021, Xiaopeng Technology has provided the individual shareholders of Zhipeng IoV with a loan in the aggregate amount of RMB5.0 million to fund business activities as permitted by Xiaopeng Technology. The individual shareholders agree that the proceeds from the transfer of the equity interest of the individual shareholders in Zhipeng IoV, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Technology under the exclusive option agreement, may be used by the individual shareholders to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement, (ii) the expiry date of Xiaopeng Technology’s licensed operating period; and (iii) the expiry date of Zhipeng IoV’s licensed operating period. During the term of loan agreement, Xiaopeng Technology has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.
Equity Interest Pledge Agreement
Pursuant to the equity interest pledge agreement executed in September 2021, each individual shareholder of Zhipeng IoV, has pledged all of such shareholder’s equity interest in Zhipeng IoV as a security interest, as applicable, to respectively guarantee Zhipeng IoV and its individual shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If Zhipeng IoV or any of its individual shareholders breaches their contractual obligations under these agreements, Xiaopeng Technology, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Zhipeng IoV’s individual shareholders, Xiaopeng Technology to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interest of Zhipeng IoV from the proceeds from auction or sale of the equity interest. Each of the individual shareholders of Zhipeng IoV agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Technology. Zhipeng IoV’s individual shareholders may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Technology. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

The equity pledge under the equity interest pledge agreement takes effect upon the completion of registration with the relevant PRC government authority. The registration of the equity interest pledge as required by the relevant laws and regulations has been completed in accordance with PRC laws.
Power of Attorney
Pursuant to the power of attorney executed in September 2021, each individual shareholder of Zhipeng IoV has irrevocably undertaken to appoint Xiaopeng Technology or its designated persons (including but not limited to directors and their successors and liquidators replacing but excluding those non-independent
or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the individual shareholders of Zhipeng IoV during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact
to exercise such shareholder’s rights in Zhipeng IoV according to the articles of association of Zhipeng IoV, including but not limited to, the rights to (i) convene and participate in individual shareholders’ meeting pursuant to the articles of Zhipeng IoV in the capacity of a proxy of the individual shareholders of Zhipeng IoV; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at individual shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Zhipeng IoV to be appointed by the individual shareholders, dispose the company assets, amend the articles of the Group VIEs and exercise the rights of the individual shareholders in the event of liquidation of Zhipeng IoV; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of the individual shareholders; (iv) to exercise rights of individual shareholders and any other voting rights of individual shareholders under the relevant PRC laws and regulations and the articles of associations of Zhipeng IoV, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Zhipeng IoV by the individual shareholders in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Zhipeng IoV; and (vii) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.
Subject to other terms in the power of attorney, the power of attorney shall remain effective for 20 years from September 6, 2021, and can be automatically renewed for one year every sequent year. The power of attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the power of attorney by Zhipeng IoV or its individual shareholders which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.
Exclusive Option Agreement
Pursuant to the exclusive option agreement executed in September 2021, Zhipeng IoV and each of Zhipeng IoV’s individual shareholders have irrevocably granted Xiaopeng Technology an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Zhipeng IoV then held by its individual shareholders, and the assets of Zhipeng IoV, once or at multiple times at any time in part or in whole at Xiaopeng Technology’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Zhipeng IoV shall equal to the amount of relevant registered capital contributed by the individual shareholders in Zhipeng IoV while the purchase price for the assets of Zhipeng IoV shall equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Zhipeng IoV held by its individual shareholders and all of Zhipeng IoV’s assets have been transferred or assigned to Xiaopeng Technology or its designated entities or persons.

Subject to the relevant PRC laws and regulations, each of Zhipeng IoV’s individual shareholders has also undertaken that he will return to Xiaopeng Technology any consideration he receives in the event that Xiaopeng Technology exercises the options under the exclusive option agreement to acquire the equity interests in Zhipeng IoV.
Further, pursuant to the exclusive option agreement, Zhipeng IoV and its individual shareholders have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Technology, including but not limited to matters including:

(1)	The individual shareholders shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(2)	Zhipeng IoV shall not increase or reduce its registered capital, or cause it to merge with other entity;

(3)	Zhipeng IoV shall not dispose of any material assets (other than in its ordinary course of business);

(4)	Zhipeng IoV shall not terminate any material contract or enter into any contract that will conflict with existing material contracts;

(5)	The individual shareholders shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(6)	Zhipeng IoV shall not distribute any distributable profit, bonus or dividend;

(7)
Zhipeng IoV shall not take any action (including inaction) that will affect its continued existence or adopt any action that will lead to the possibility of its cessation of business, liquidation or dissolution;

(8)	Zhipeng IoV shall not amend its articles; and

(9)	Zhipeng IoV shall not lend or borrow any fund, provide guarantee or any form of security, or undertake any substantial obligations other than in its ordinary business operation.
Contractual Arrangements with Yidian Chuxing and its individual shareholders
Exclusive Service Agreement
Under the exclusive service agreement executed in September 2021, Yidian Chuxing appoints Xiaopeng Chuxing as its exclusive services provider to provide Yidian Chuxing with services related to Yidian Chuxing’s business during the term of the exclusive service agreement. In consideration of the services provided by Xiaopeng Chuxing, Yidian Chuxing shall pay Xiaopeng Chuxing annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Chuxing’s suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Chuxing, the exclusive service agreement shall remain effective for 20 years, starting from September 10, 2021, and can be automatically renewed for one year every sequent year unless otherwise terminated in accordance with the terms of the exclusive service agreement or by a written notice served by Xiaopeng Chuxing. The exclusive service agreement also provides that Xiaopeng Chuxing has the exclusive proprietary rights in any and all intellectual property rights which are developed by Yidian Chuxing at the request of Xiaopeng Chuxing or are developed by the parties jointly. The above arrangements will ensure the economic benefits generated from the operations of Yidian Chuxing will flow to Xiaopeng Chuxing and hence, our company as a whole.

Loan Agreement
Pursuant to the loan agreement executed in September 2021, Xiaopeng Chuxing has provided the individual shareholders of Yidian Chuxing with a loan in the aggregate amount of RMB5.0 million to fund business activities as permitted by Xiaopeng Chuxing. The individual shareholders agree that the proceeds from the transfer of the equity interest of the individual shareholders in Yidian Chuxing, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Chuxing under the exclusive option agreement, may be used by the individual shareholders to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement, (ii) the expiry date of Xiaopeng Chuxing’s licensed operating period; and (iii) the expiry date of Yidian Chuxing’s licensed operating period. During the term of loan agreement, Xiaopeng Chuxing has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.
Equity Interest Pledge Agreement
Pursuant to the equity interest pledge agreement executed in September 2021, each individual shareholder of Yidian Chuxing, has pledged all of such shareholder’s equity interest in Yidian Chuxing as a security interest, as applicable, to respectively guarantee Yidian Chuxing and its individual shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If Yidian Chuxing or any of its individual shareholders breaches their contractual obligations under these agreements, Xiaopeng Chuxing, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Yidian Chuxing’s individual shareholders, Xiaopeng Chuxing to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interest of Yidian Chuxing from the proceeds from auction or sale of the equity interest. Each of the individual shareholders of Yidian Chuxing agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Chuxing. Yidian Chuxing’s individual shareholders may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Chuxing. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.
The equity pledge under the equity interest pledge agreement takes effect upon the completion of registration with the relevant PRC government authority. The registration of the equity interest pledge as required by the relevant laws and regulations has been completed in accordance with PRC laws.
Power of Attorney
Pursuant to the power of attorney executed in September 2021, each individual shareholder of Yidian Chuxing has irrevocably undertaken to appoint Xiaopeng Chuxing or its designated persons (including but not limited directors and their successors and liquidators replacing but excluding those non-independent
or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the individual shareholders of Yidian Chuxing during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact
to exercise such shareholder’s rights in Yidian Chuxing according to the articles of association of Yidian Chuxing, including but not limited to, the rights to (i) convene and participate in individual shareholders’ meeting pursuant to the articles of Yidian Chuxing in the capacity of a proxy of the individual shareholders of Yidian Chuxing; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at individual shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Yidian Chuxing to be appointed by the individual shareholders, dispose the company assets, amend the articles of the Group VIEs and exercise the rights of the individual shareholders in the event of liquidation of the Group VIEs; (iii) sign or submit any required document, which shall include meeting minutes, to any company registry or other authorities in the capacity of a proxy of the individual shareholders; (iv) to exercise rights of individual shareholders and any other voting rights of individual shareholders under the relevant PRC laws and regulations and the articles of associations of Yidian Chuxing, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Yidian Chuxing by the individual shareholders in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Yidian Chuxing; and (vii) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

Subject to other terms in the power of attorney, the power of attorney shall remain effective for 20 years from September 10, 2021, and can be automatically renewed for one year every sequent year. The power of attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the power of attorney by Yidian Chuxin or its individual shareholders which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.
Exclusive Option Agreement
Pursuant to the exclusive option agreement executed in September 2021, Yidian Chuxing and each of Yidian Chuxing’s individual shareholders have irrevocably granted Xiaopeng Chuxing an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Yidian Chuxing then held by its individual shareholders, and the assets of Yidian Chuxing, once or at multiple times at any time in part or in whole at Xiaopeng Chuxing’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests shall equal to the amount of the relevant registered capital contributed by the individual shareholders in Yidian Chuxing while the purchase price for the assets of Yidian Chuxing shall equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Yidian Chuxing held by its individual shareholders and all of Yidian Chuxing’s assets have been transferred or assigned to Xiaopeng Chuxing or its designated entities or persons.
Subject to the relevant PRC laws and regulations, each of Yidian Chuxing’s individual shareholders has also undertaken that he will return to Xiaopeng Chuxing any consideration he receives in the event that Xiaopeng Chuxing exercises the options under the exclusive option agreement to acquire the equity interests in Yidian Chuxing.
Further, pursuant to the exclusive option agreement, Yidian Chuxing and its individual shareholders have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Chuxing, including but not limited to matters including:

(1)	The individual shareholders shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(2)	Yidian Chuxing shall not increase or reduce the registered capital of the Company, or cause the Company to merge with other entity;

(3)	Yidian Chuxing shall not dispose of any material assets (other than in its ordinary course of business);

(4)	Yidian Chuxing shall not terminate any material contract or enter into any contract that will conflict with existing material contracts;

(5)	The individual shareholders shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(6)	Yidian Chuxing shall not distribute any distributable profit, bonus or dividend;

(7)
Yidian Chuxing shall not take any action (including inaction) that will affect its continued existence or adopt any action that will lead to the possibility of its cessation of business, liquidation or dissolution;

(8)	Yidian Chuxing shall not amend its articles; and

(9)	Yidian Chuxing shall not lend or borrow any fund, provide guarantee or any form of security, or undertake any substantial obligations other than in its ordinary business operation.

Contractual Arrangements with Xintu Technology and Its Shareholder
Exclusive Service Agreement
Under the exclusive service agreement executed in August 2021, Xintu Technology appoints Xiaopeng Technology as its exclusive services provider to provide Xintu Technology with services related to Xintu Technology’s business during the term of the exclusive service agreement. In consideration of the services provided by Xiaopeng Technology, Xintu Technology shall pay Xiaopeng Technology annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Technology’s suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Technology, the exclusive service agreement shall remain effective for 20 years from August 12, 2021, and can be automatically renewed for one year every sequent year unless otherwise terminated by a written notice served by Xiaopeng Technology. The exclusive service agreement also provides that Xiaopeng Technology has the exclusive proprietary rights in any and all intellectual property rights which are developed by Xintu Technology at the request of Xiaopeng Technology or are developed by the parties jointly. Our directors consider that the above arrangements will ensure the economic benefits generated from the operations of Xintu Technology will flow to Xiaopeng Technology and hence, our company as a whole.
Loan Agreement
Pursuant to the loan agreement executed in August 2021, Xiaopeng Technology should provide the shareholder of Xintu Technology with a loan in the aggregate amount of RMB2.0 million to fund business activities as permitted by Xiaopeng Technology. The shareholder agrees that the proceeds from the transfer of the equity interest of the shareholder in Xintu Technology, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Technology under the exclusive option agreement, may be used by the shareholder to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement, (ii) the expiry date of Xiaopeng Technology’s licensed operating period; and (iii) the expiry date of Xintu Technology’s licensed operating period. During the term of loan agreement, Xiaopeng Technology has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.
Equity Interest Pledge Agreement
Pursuant to the equity interest pledge agreement executed in August 2021, the shareholder of Xintu Technology has pledged all of its equity interest in Xintu Technology as a security interest, as applicable, to respectively guarantee Xintu Technology and its shareholder’s performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If Xintu Technology or its shareholder breaches their contractual obligations under these agreements, Xiaopeng Technology, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Xintu Technology’s shareholder, Xiaopeng Technology to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interest of Xintu Technology from the proceeds from auction or sale of the equity interest. The shareholder of Xintu Technology agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Technology. Xintu Technology’s shareholder may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Technology. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.
The equity pledge under the equity interest pledge agreement takes effect upon the completion of registration with the relevant PRC government authority. The registration of the equity interest pledge as required by the relevant laws and regulations has been completed in accordance with PRC laws.

Power of Attorney
Pursuant to the power of attorney executed in August 2021, the shareholder of Xintu Technology has irrevocably undertaken to appoint Xiaopeng Technology or its designated persons (including but not limited to directors and their successors and liquidators replacing but excluding those non-independent
or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the shareholder of Xintu Technology during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact
to exercise such shareholder’s rights in Xintu Technology according to the articles of association of Xintu Technology, including but not limited to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Xintu Technology in the capacity of a proxy of the shareholder of Xintu Technology; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Xintu Technology to be appointed by the shareholder, dispose the company assets, amend the articles of the Group VIEs and exercise the rights of the shareholder in the event of liquidation of Xintu Technology; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of the shareholder; (iv) to exercise rights of the shareholder and any other voting rights of the shareholder under the relevant PRC laws and regulations and the articles of associations of Xintu Technology, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Xintu Technology by the shareholder in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Xintu Technology; and (vii) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.
Subject to other terms in the power of attorney, the power of attorney shall remain effective for 20 years from August 12, 2021, and can be automatically renewed for one year every sequent year. The power of attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the power of attorney by Xintu Technology or its shareholder which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.
Exclusive Option Agreement
Pursuant to the exclusive option agreement executed in August 2021, Xintu Technology and its shareholder have irrevocably granted Xiaopeng Technology an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Xintu Technology then held by shareholder, and the assets of Xintu Technology, once or at multiple times at any time in part or in whole at Xiaopeng Technology’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Xintu Technology shall equal to the amount of relevant registered capital contributed by the shareholder in Xintu Technology while the purchase price for the assets of Xintu Technology shall equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Xintu Technology held by its shareholder and all of Xintu Technology’s assets have been transferred or assigned to Xiaopeng Technology or its designated entities or persons.
Subject to the relevant PRC laws and regulations, Xintu Technology’s shareholder has also undertaken that it will return to Xiaopeng Technology any consideration he receives in the event that Xiaopeng Technology exercises the options under the exclusive option agreement to acquire the equity interests in Xintu Technology.
Further, pursuant to the exclusive option agreement, Xintu Technology and its shareholder have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Technology, including but not limited to matters including:

(1)	The shareholder shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(2)	Xintu Technology shall not increase or reduce its registered capital, or cause it to merge with other entity;

(3)	Xintu Technology shall not dispose of any material assets (other than in its ordinary course of business);

(4)	Xintu Technology shall not terminate any material contract or enter into any contract that will conflict with existing material contracts;

(5)	The shareholder shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(6)	Xintu Technology shall not distribute any distributable profit, bonus or dividend;

(7)
Xintu Technology shall not take any action (including inaction) that will affect its continued existence or adopt any action that will lead to the possibility of its cessation of business, liquidation or dissolution;

(8)	Xintu Technology shall not amend its articles; and

(9)	Xintu Technology shall not lend or borrow any fund, provide guarantee or any form of security, or undertake any substantial obligations other than in its ordinary business operation.
Transfer of Equity Interest in Xiaopeng New Energy
Prior to January 2022, each of (i) Zhaoqing Xiaopeng Automobile Co., Ltd., or Zhaoqing Xiaopeng, which is a wholly-owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng Motor Technology Co., Ltd. , or Zhaoqing Kunpeng, which is jointly owned by Mr. Heng Xia and Mr. Tao He, held 50% of the equity interest of Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Xiaopeng New Energy. Pursuant to a share transfer agreement between Zhaoqing Xiaopeng and Zhaoqing Kunpeng dated February 13, 2020, Zhaoqing Kunpeng shall transfer the 50% of the equity interest of Xiaopeng New Energy to Zhaoqing Xiaopeng at the price of the higher of (i) RMB1 or (ii) the capital injection actually paid by Zhaoqing Kunpeng upon the earlier of (i) the removal of the PRC foreign investment restrictions in whole-unit vehicle industry; and (ii) December 31, 2022. In January 2022, Zhaoqing Kunpeng transferred all of its equity interest in Xiaopeng New Energy to Zhaoqing Xiaopeng. As a result, Xiaopeng New Energy has become our wholly-owned subsidiary. Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.
Yuecai Investment in Chengxing Zhidong
On March 12, 2021, a capital increase agreement was entered into among Chengxing Zhidong, Xiaopeng Motors, Guangdong Xiaopeng Automotive Industry Holding Co., Ltd. and Guangdong Yuecai Industrial Investment Fund Partnership Enterprise (Limited Partnership), or Yuecai. Pursuant to the capital increase agreement, Yuecai subscribed for 0.3% equity interest in Chengxing Zhidong for an aggregate consideration of RMB500 million. If an affiliated entity of Chengxing Zhidong, including but not limited to XPeng Inc. or Xiaopeng Motors, completes a public listing within three years from the settlement of the capital increase, the parties may agree to exchange all or a portion of Yucai’s equity interest in Chengxing Zhidong for shares in the publicly listed entity based on the public offering price. If such public listing does not take place within three years from the settlement of the capital increase, Chengxing Zhidong may repurchase Yuecai’s equity interest for RMB500 million and an interest based on an agreed annualized rate of 6%.
D.
Property, plants and equipment
Please refer to “B. Business Overview—Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with the Group’s consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report.
A.
Operating Results
Overview
We are a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of middle-class consumers in China. Since inception, we have taken an innovative technology path to our envisioned future of mobility. We intend to empower consumers with our differentiated Smart EVs that can offer disruptive mobility experiences. We believe this can be achieved by fast iteration of software and seamless integration with hardware, which enable us to lead the innovation of Smart EV technologies and provide differentiated Smart EV products to consumers.
Our Smart EVs appeal to the large growing base of middle-class consumers in China. We primarily target the mid-
to
high-end
segment in China’s passenger vehicle market, with prices ranging from RMB150,000 to RMB400,000. Consumers choose our products primarily because of attractive design, interactive smart mobility experience and long driving range.
We are building a rapidly expanding, diversified portfolio of attractive Smart EV models to capture the growing demand for Smart EVs and appeal to the differentiated needs of a broad customer base.

•	In December 2018, we started delivery of the G3, which is our first Smart EV and a compact SUV.

•	In May 2020, we started delivery of the P7, which is our second Smart EV and a sports sedan.

•
In March 2021, we started delivery of the P7 Wing, which is a limited edition designed to accentuate the sporty and dynamic styling of the sports sedan with scissor-style front doors that are traditionally only available in luxury sports vehicles.

•	In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.

•	In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.

•	In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.

•	As of December 31, 2021, we had delivered 54,457 units of the G3 (including G3i), 75,631 units of the P7 and 7,865 units of the P5.

•	We have a strong pipeline of new Smart EVs. In November 2021, we unveiled the G9 and the official launch of the G9 is expected in the third quarter of 2022.
We currently offer the following models:

•	G3i (compact SUV), with a wheelbase of 2,625 mm and NEDC range between 460 km and 520 km.

•	P7 (sports sedan), with a wheelbase of 2,998 mm and NEDC range between 480 km and 706 km.

•	P7 Wing (sports sedan), with a wheelbase of 2,998 mm and NEDC range between 562 km and 670 km.

•	P5 (family sedan), with a wheelbase of 2,768 mm and NEDC range between 460 km and 600 km.
We seek to continuously expand our customer reach by extending our online and physical sales and service network. We employ an omni-channel sales model and we strive to ensure consistent brand image, customer experience and price across all sales channels. As of December 31, 2021, our physical sales and service network consisted of a total of 357 stores and 117 service centers, covering 140 cities in China. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.
We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPeng-branded super charging stations or at third-party charging piles. As of December 31, 2021, there were 772 XPeng-branded super charging stations, covering 308 cities in China.
Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We manufacture the G3i, the new mid-cycle
facelift version of the G3, the P7 and the P5 at our own plant in Zhaoqing, Guangdong province. In addition, we are constructing new Smart EV manufacturing bases in Guangzhou and Wuhan.
Our total revenue grew rapidly from RMB2,321.2 million in 2019 to RMB5,844.3 million in 2020, and further to RMB20,988.1 million in 2021. Our Smart EV deliveries increased from 12,728 units in 2019 to 27,041 units in 2020, and further to 98,155 units in 2021, representing a year-on-year
growth rate of 263.0% between 2020 and 2021. Along with strong revenue growth, our gross profit margin increased from negative 24.0% in 2019 to 4.6% in 2020, and 12.5% in 2021.
Our Business Model
We offer an innovative mobility experience through our Smart EVs, software and services. Vehicle sales is the primary source of our revenues. We have launched two Smart EV models, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base.
We aim to diversify our revenue streams and monetization opportunities by offering a variety of software and services, such as advanced ADAS software and content monetization, in relation to our Smart EVs. Such software and services allow us to achieve full-lifecycle customer engagement, maximize customer lifetime value, drive word-of-mouth
referrals and improve margins. We have already generated revenues from several service offerings. Furthermore, we build a smart connectivity ecosystem through our in-car
app store, which allows our customers to conveniently access services and content offered by our business partners.
General Factors Affecting the Group’s Results of Operations
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

•	Development, and customer acceptance and demand, of smart technology functions, such as ADAS and smart connectivity; and

•	Government policies and regulations for EVs and smart technology functions, such as subsidies for EV purchases and government grants for EV manufacturers.
Changes in any of these general industry conditions could affect the Group’s business and result of operations.
Specific Factors Affecting the Group’s Results of Operations
Besides the general factors affecting China’s Smart EV market, the Group’s business and results of operations are also affected by company specific factors, including the following major factors:
Our ability to attract new customers and grow our customer base
We design our Smart EVs to satisfy the needs and preferences of China’s middle-class consumers. We strive to enhance brand recognition among our target customers by consistently delivering smart and upgradable EVs as well as a superior customer experience. Enhanced customer satisfaction will help to drive word-of-mouth
referrals, which will reduce our customer acquisition costs. Our ability to attract new customers also depends on the scale and efficiency of our sales network, which includes direct stores, franchised stores and various online marketing channels. We seek to attract new customers cost-efficiently by, among other things, locating a substantial majority of our stores in shopping malls, adopting an asset-light franchise model and engaging in online precision marketing. In addition, we intend to strategically expand and strengthen our international market presence, initially primarily focusing on overseas markets with higher Smart EV penetration, such as select European markets. As we continue to develop and launch new EV models, invest in our brand and expand our sales and service network, we expect to attract more customers and grow our revenues.
Competitiveness and continued expansion of our Smart EV portfolio
Our ability to periodically introduce new Smart EV models will be an important contributor to our future growth. We have launched three Smart EVs, the G3 (including G3i), P7 and P5, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.
We differentiate our Smart EVs based on a number of core attributes, which are attractive design, high performance, smart technology functions and proven safety and reliability. Customer acceptance of our Smart EVs also depends on our ability to maintain competitive pricing. We primarily target our Smart EVs to the mid-
to
high-end
segment in China’s passenger vehicle market. With ADAS, smart connectivity and high performance, our Smart EVs offer compelling value proposition in the mid-
to
high-end
segment.
Investment in technology and talents
We develop most of our key technologies
in-house
to achieve a rapid pace of innovation and tailor our product offerings for Chinese customers. Such technologies encompass both software, including software for XPILOT and Xmart OS, and core vehicle systems, including powertrain and E/E architecture. Accordingly, we dedicate significant resources towards research and development, and our research and development staff accounted for approximately 38% of our total employees as of December 31, 2021. We will continue to recruit and retain talented software developers and engineers to grow our strength in the key technologies. We expect our strategic focus on innovations will further differentiate our Smart EVs as well as software and service offerings, which will in turn enhance our competitiveness.

Software monetization
We aim to diversify our revenue streams and monetization opportunities by offering advanced software systems. We rolled out XPILOT 3.0 through an OTA firmware update in January 2021, and we plan to roll out XPILOT 3.5 this year. We plan to further monetize from our software and content offerings in the future. The success of our software monetization will depend on our abilities to develop advanced software and attractive premium features, and seamlessly integrate it with our Smart EVs’ hardware.
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
Components of Results of Operations
Revenues
The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Revenues
Vehicle sales	2,171,231	93.5	5,546,754	94.9	20,041,955	95.5
Services and others	149,988	6.5	297,567	5.1	946,176	4.5

Total	2,321,219	100.0	5,844,321	100.0	20,988,131	100.0

The Group generates revenues from (i) vehicle sales, which represent sales of its Smart EVs, and (ii) services and others, primarily including services embedded in a sales contract, maintenance service, and super charging service.
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
Cost of sales
The following table sets forth a breakdown of the Group’s cost of sales, expressed as an absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of sales
Vehicle sales	2,733,531	117.8	5,350,479	91.6	17,733,036	84.5
Services and others	145,829	6.3	227,853	3.9	632,540	3.0

Total	2,879,360	124.1	5,578,332	95.5	18,365,576	87.5

Cost of vehicle sales primarily includes direct parts, materials, labor cost and manufacturing overheads, including depreciation of assets associated with production, and reserves for estimated warranty expenses. Cost of services and others primarily includes cost of direct parts, materials, depreciation of associated assets used for providing the services, labor costs and installment costs.
Research and development expenses
The Group’s research and development expenses primarily consist of (i) employee compensation, representing salaries, benefits, share-based compensation and bonuses for its research and development personnel, (ii) design and development expenses, which primarily include fees payable to third-party suppliers for designing molds, (iii) materials and supplies expenses in relation to testing materials, and (iv) certain other expenses. All expenses associated with research and development are expensed as incurred.
The Group’s research and development expenses are mainly driven by the number of its research and development personnel, as well as the stage and scale of its vehicle development and the development of its key software and hardware technologies. The Group dedicates significant resources towards research and development, and its research and development staff accounted for approximately 38% of its total employees as of December 31, 2021.
Selling, general and administrative expenses
The following table sets forth a breakdown of the Group’s selling, general and administrative expenses, expressed as an absolute amount and as a percentage of total selling, general and administrative expenses, for the periods indicated:
Year Ended December 31,

	2019		2020		2021
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Selling, general and administrative expenses
Selling expenses	668,602	57.4	1,737,765	59.5	4,276,366	80.6
General and administrative expenses	495,967	42.6	1,182,884	40.5	1,029,067	19.4

Total	1,164,569	100.0	2,920,649	100.0	5,305,433	100.0

The Group’s selling expenses primarily consist of (i) employee compensation, including salaries, benefits, share-based compensation and bonuses for its sales and marketing staff, (ii) marketing, promotional and advertising expenses, (iii) operating and lease expenses for direct stores, (iv) commissions to franchised stores, and (v) certain other expenses. The Group’s general and administrative expenses primarily consist of (i) employee compensation, including salaries, benefits, share-based compensation and bonuses for its general corporate staff, (ii) professional service fees, and (iii) certain other expenses.
The Group’s selling, general and administrative expenses are mainly driven by the number of its sales, marketing, general corporate personnel, marketing and promotion activities and the expansion of its sales and service network.
Other income, net
The Group’s other income primarily consists of government subsidies that are not contingent upon the Group’s further actions or performance.

Interest income
The Group’s interest income primarily consists of interest earned on cash deposits in banks.
Interest expenses
The Group’s interest expenses primarily consist of interest expenses with respect to its bank borrowings and other non-current liabilities.
Fair value gain (loss) on derivative liabilities
Fair value gain or loss on derivative liabilities consists of net gain or loss from the change in the fair value of derivative liabilities, which are primarily related to forward exchange contracts and the redemption rights of our preferred shares.
Fair value gain (loss) on long-term investments
Fair value gain or loss on long-term investments consists of net gain or loss from the change in the fair value of long-term investments, which include equity investments, over which the Group has neither significant influence nor control, and debt investments.
Other
non-operating
(loss) income, net
Other
non-operating
loss or income primarily consist of exchange losses or gains the Group incurs based on movements between the U.S. dollar and the Renminbi.
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
United States
The applicable income tax rate of United States where our subsidiaries having significant operations for the years ended December 31, 2019, 2020 and 2021 is 27.98%, which is a blended state and federal rate.
PRC
The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15%, subject to renewal every three years. During the three-year period, an HNTE must conduct a self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for the enterprise to continue enjoying the preferential tax treatment.
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
Beijing Xiaopeng Automobile Co., Ltd., one of our subsidiaries, applied for the HNTE qualification and received approval in December 2020. Beijing Xiaopeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022.

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
The additional tax deduction amount of the research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018, and was further extended to December 31, 2023 as the State Tax Bureau of the PRC announced in March 2021.
Critical Accounting Policies and Estimates
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
are not met.
Vehicle Sales
We generate revenue from sales of our Smart EVs, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in sales contract including sales of vehicle, free battery charging within four years or 100,000 kilometers, extended lifetime warranty, option between home charger and charging card, vehicle internet connection services, services of lifetime free battery charging in XPeng-branded super charging stations and lifetime warranty of battery which are defined by the Group’s sales policy and accounted for in accordance with ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a customer.
Car buyers in the PRC are entitled to government subsidies when they purchase EVs. For efficiency purpose and better customer service, we or Zhengzhou Haima Automobile Co., Ltd. applies for and collects such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. We determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the EVs and the buyer remains liable for such amount in the event the subsidies were not received by us due to the buyer’s fault such as refusal or delay of providing the relevant application information.
In the instance that some eligible customers select to pay by installments for vehicles or batteries, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). We allocate the financing amount to all performance obligations proportionately based on their relative selling prices, as conditions prescribed under ASC 606-10-32-37 are not met.
Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as other sales.
The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the Smart EVs and home chargers is recognized at a point in time when the control of the Smart EV is transferred to the customer and the home charger is installed at customer’s designated location. For vehicle internet connection service, we recognize the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially. We will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect the difference between actual costs incurred versus the straight-line cost attribution. For the free battery charging within four years or 100,000 kilometers and charging card to be consumed to exchange for charging services, we consider that a measure of progress based on usage (rather than a time-based method) best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of free battery charging in XPeng-branded super charging stations, we recognize the revenue over time based on a straight-line method during the expected useful life of the vehicle.

Initial refundable deposits for intention orders and
non-refundable
deposits for vehicle reservations received from customers prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the allocated amount relating to those unperformed obligations. At the same time, advances from customers are classified as a contract liability (deferred revenue) as part of the consideration.
Other services
We provide other services to customers, including services embedded in a sales contract, maintenance service, super charging service, technical support services, ride-hailing service, auto financing services and others.
Services embedded in a sales contract may include free battery charging within four years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free battery charging services in XPeng-branded charging station. Other services also include maintenance service, super charging service and technical support service and ride-hailing service. These services are recognized under ASC 606.
Practical expedients and exemptions
We follow the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site
troubleshooting, parts replacement service and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these five services will be very limited. We also perform an estimation on the stand-alone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.
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
Customer Upgrade Program
In the third quarter of 2019, due to the upgrade of the G3 vehicle from the 2019 version (“G3 2019”) to its 2020 version (“G3 2020”), we voluntarily offered all owners of G3 2019 the options to either receive loyalty points, valid for five years from the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in
right, which is valid for 120 days, contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from us. The owners of G3 2019 had to choose one out of the two options within 30 days after receiving the notice. Anyone who did not make the choice before the date was deemed to forgo the rights to the options. At the time the offers were made, we still had unfulfilled performance obligations for services to the owners of G3 2019 associated with their original purchase. We considered this offering is to improve the satisfaction of the owners of G3 2019 but not the result of any defects or resolving past claims regarding the G3 2019.

As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, we consider this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for these additional rights, the contract modification is accounted for as a termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in
right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the time of the contract modification. This reallocation is based on the relative stand-alone selling prices of these goods and services.
For the material right attached with loyalty points, we estimated the probability of points redemption when determining the stand-alone selling price. Due to the fact that most merchandises can be redeemed without requiring a significant amount of points, as compared with the amount of points granted to the customers, we believe it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. We will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.
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
120-day
period, the
trade-in
right expires. The guaranteed
trade-in
value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in
right on a stand-alone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, we do not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in
right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. We believe the guaranteed trade-in
value will be greater than the expected market value of the G3 2019 at the time the trade-in
rights become exercisable, and therefore, the excess value is essentially a sales discount granted on the new vehicle purchase. We estimated the potential forfeiture rate based on the market expectation of the possibility of future buying and applied the forfeiture rate when determining the stand-alone selling price at the date of contract modification. The amount allocated to the trade-in
right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in
right is exercised and a new vehicle is purchased. We will continue to reassess the reasonableness of the forfeiture rate applied in the subsequent reporting periods.
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
Share options granted to employees includes both service condition and performance condition. Employees are required to provide continued services through the satisfaction of the occurrence of change of control or an initial public offering, or collectively, the Liquidity Event, to retain the award since no share option would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense to be recognized until the date of consummation of Liquidity Event.
The fair value of each share options granted was estimated on the date of each grant using the Binomial option-pricing model with the assumptions (or ranges thereof) in the following table:

	Year Ended December 31,
	2019	2020
Expected term (years)	7	7
Exercise price (RMB)	0.0004	0.0004
Fair value of the ordinary shares on the date of option grant (RMB)	8.36 ~ 8.60	8.36 ~ 8.53
Risk-free interest rate	2.66% ~ 3.31%	3.10% ~ 3.31%
Expected dividend yield	0.00%	0.00%
Expected volatility	33.32% ~ 33.56%	33.35% ~ 33.56%
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

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business entity value and then allocated the business entity value to each element of our capital structure (convertible redeemable preferred shares and ordinary shares) using an Black-Scholes model. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the Black-Scholes model was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the Black-Scholes model was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if
converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2018 and 2019 in light of preparations for our initial public offering.
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
On June 28, 2020, the board of directors of our company approved the 2019 Equity Incentive Plan with 161,462,100 Class A ordinary shares reserved. Options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted under the 2019 Equity Incentive Plan.
In June 2020, we agreed with the relevant participants to cancel the existing stock options granted during the period between 2015 and the first quarter of 2020 along with a concurrent grant of a replacement RSUs (“Replacement”).
The Replacement did not change the classification and vesting condition of Share-based Awards as equity instruments. No additional share-based compensation expenses were recognized as there was no incremental fair value change immediately before and after the Replacement. Therefore, the replacement awards should be accounted for in the same way as its original awards.
Restricted share units granted to employees
Prior to the completion of the IPO, RSUs granted to employees include both service condition and performance condition. Employees are required to provide continued service through the satisfaction of the occurrence of Liquidity Event to retain the award since no RSU would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. The Group also granted RSUs in 2020 with only performance condition and the RSUs would be vested upon the occurrence of Liquidity Event. Given the vesting of these two types of RSUs granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense to be recognized until the date of consummation of Liquidity Event. In July 2020, RSUs vested immediately upon grant date were granted to employees and the share-based compensation expense were recognized immediately on the grant date. Subsequent to the completion of the IPO and prior to March 31, 2022, we granted RSUs with only service condition to employees and the share-based compensation expenses were recognized over the vesting period using straight-line method. After the completion of IPO, the fair value of restricted share units is determined with reference to the price of our ADSs on the NYSE.
Restricted shares granted to two
co-founders
In the year ended December 31, 2019, two
co-founders
have agreed that their founders’ shares would be subject to requisite service conditions that shall vest in a certain period. The restricted shares require future requisite service and it does not contain a market or performance condition that must be satisfied before the grant date. Accordingly, no share-based compensation expenses had been recognized prior to the grant date but would be recognized based on the fair value of the shares at the grant date over the requisite service period.
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
Results of Operations for Continuing Operations

The following tables set forth a summary of the Group’s consolidated results of operations for the periods presented, in absolute amount and as a percentage of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues
Vehicle sales	2,171,231	93.5	5,546,754	94.9	20,041,955	95.5
Services and others	149,988	6.5	297,567	5.1	946,176	4.5
Total revenues	2,321,219	100.0	5,844,321	100.0	20,988,131	100.0
Cost of sales
Vehicle sales	(2,733,531)	(117.8)	(5,350,479)	(91.6)	(17,733,036)	(84.5)
Services and others	(145,829)	(6.3)	(227,853)	(3.9)	(632,540)	(3.0)
Total cost of sales	(2,879,360)	(124.1)	(5,578,332)	(95.5)	(18,365,576)	(87.5)
Gross (loss) profit	(558,141)	(24.1)	265,989	4.5	2,622,555	12.5
Operating expenses
Research and development expenses	(2,070,158)	(89.2)	(1,725,906)	(29.5)	(4,114,267)	(19.6)
Selling, general and administrative expenses	(1,164,569)	(50.2)	(2,920,649)	(50.0)	(5,305,433)	(25.3)
Total operating expenses	(3,234,727)	(139.4)	(4,646,555)	(79.5)	(9,419,700)	(44.9)
Other income, net	12,294	0.5	86,830	1.5	217,740	1.0
Loss from operations	(3,780,574)	(163.0)	(4,293,736)	(73.5)	(6,579,405)	(31.4)
Interest income	88,843	3.8	133,036	2.3	743,034	3.5
Interest expenses	(32,017)	(1.4)	(22,451)	(0.4)	(55,336)	(0.3)
Fair value gain on derivative liabilities	27,679	1.2	1,362,025	23.3	79,262	0.4
Fair value gain on long-term investments	—	—	—	—	591,506	2.8
Other non-operating income, net	4,397	0.2	90,364	1.5	383,833	1.8
Loss before income tax expenses	(3,691,672)	(159.2)	(2,730,762)	(46.8)	(4,837,106)	(23.2)
Income tax expenses	(1)	(0.0)	(1,223)	(0.0)	(25,990)	(0.1)
Net loss	(3,691,673)	(159.2)	(2,731,985)	(46.8)	(4,863,096)	(23.3)
Year Ended December 31, 2021 compared to year ended December 31, 2020
Revenues.
The Group’s revenues increased from RMB5,844.3 million in 2020 to RMB20,988.1 million in 2021, which was primarily due to an increase in revenues from vehicle sales. The Group recorded revenues from vehicle sales of RMB20,042.0 million in 2021, as compared to RMB5,546.8 million in 2020. The increase was mainly due to higher sales volume in 2021. We delivered a total of 27,041 units of the G3 and the P7 to customers in 2020, and a total of 98,155 units of the G3 (including G3i), the P7 and the P5 in 2021. The Group recorded revenues from services and others of RMB946.2 million in 2021, as compared to RMB297.6 million in 2020. The increase was mainly attributable to the increase in sales of services, parts and accessories, which is in line with the increase in accumulated vehicle sales.

Cost of sales.
The Group’s cost of sales increased from RMB5,578.3 million in 2020 to RMB18,365.6 million in 2021. Such increase was mainly due to the increase of vehicle deliveries. The Group recorded cost of sales from vehicle sales of RMB17,733.0 million in 2021, as compared to RMB5,350.5 million in 2020. The Group recorded cost of sales from services and others of RMB632.5 million in 2021, as compared to RMB227.9 million in 2020.
Gross profit.
The Group’s gross profit increased from RMB266.0 million in 2020 to RMB2,622.6 million in 2021, mainly due to expansion of product portfolio, decrease in material costs and improvement of manufacturing efficiency.
Research and development expenses.
The Group’s research and development expenses increased by 138.4% from RMB1,725.9 million in 2020 to RMB4,114.3 million in 2021, primarily due to higher employee compensation as a result of expansion of research and development staff and higher expenses relating to the development of new vehicle models to support future growth .
Selling, general and administrative expenses.
The Group’s selling, general and administrative expenses increased by 81.7% from RMB2,920.6 million in 2020 to RMB5,305.4 million in 2021, primarily due to (i) higher marketing, promotional and advertising expenses to support vehicle sales and (ii) the expansion of our sales network and associated personnel cost and commission to our franchised stores .
Other income, net.
The Group recorded other income of RMB217.7 million in 2021, as compared to RMB86.8 million in 2020, primarily due to an increase in the government subsidies we received, partially offset by the relocation and disposal cost of RMB132.9 million related to the cessation of contract manufacturing arrangement with Haima.
Loss from operations.
As a result of the foregoing, the Group incurred a loss from operations of RMB6,579.4 million in 2021, as compared to RMB4,293.7 million in 2020.
Interest income.
The Group recorded interest income of RMB743.0 million in 2021, as compared to RMB133.0 million in 2020, primarily due to higher cash balances deposited with banks in 2021.
Interest expenses.
The Group recorded interest expenses of RMB55.3 million in 2021, as compared to RMB22.5 million in 2020, primarily due to an increase in other non-current liabilities.
Fair value gain on derivative liabilities
. The Group recorded fair value gain on derivative liabilities of RMB79.3 million in 2021, as compared to RMB1,362.0 million in 2020, primarily due to the recognition of fair value gain on the redemption rights of our preferred shares in 2020.
Fair value gain on long-term investments
. The Group recorded fair value gain on long-term investments of RMB591.5 million in 2021, as compared to nil in 2020 as a result of fair value assessment on the Company’s investment in HT Flying Car Inc., or Huitian, after its Series A capital funding.
Other
non-operating
income, net.
The Group recorded other
non-operating
income of RMB383.8 million in 2021, as compared to RMB90.4 million in 2020, primarily due to the increase of exchange gains as a result of appreciation of Renminbi against the U.S. dollar in 2021.
Net loss.
As a result of the foregoing, the Group incurred a net loss of RMB4,863.1 million in 2021, as compared to RMB2,732.0 million in 2020.
Year Ended December 31, 2020 compared to year ended December 31, 2019
For a discussion of the Group’s results of operations for the year ended December 31, 2020 compared with the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” in our annual report on Form
20-F
for the year ended December 31, 2020, filed with the SEC on April 16, 2021
.

B.
Liquidity and Capital Resources
The Group’s primary sources of liquidity have been through issuance of preferred shares, ordinary shares and bank borrowings, which have historically been sufficient to meet its working capital and capital expenditure requirements. As of December 31, 2019, 2020 and 2021, the Group had cash and cash equivalent, restricted cash, short-term deposits and short-term investment of a total of RMB2,815.6 million, RMB35,342.1 million, and RMB40,326.7 million, respectively. The Group’s restricted cash, which amounted to RMB610.0 million as of December 31, 2021, primarily represents bank deposits for letter of credit, bank acceptance bill and bank notes.
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
In July 2021, we completed our listing on the Hong Kong Stock Exchange and public offering of 97,083,300 Class A ordinary shares, raising a total of approximately HK$15,823.3 million (or US$2,039.0 million based on an exchange rate of HK$7.7604 to US$1.00 as of June 11, 2021) in net proceeds to us after deducting underwriting fees and the offering expenses.

As of December 31, 2021, the Group did not have any short-term borrowings.
We believe that the Group’s existing cash and cash equivalents will be sufficient to meet its anticipated working capital requirements, including capital expenditures in the ordinary course of business for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents the Group has on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(3,562,765)	(139,766)	(1,094,591)
Net cash provided by (used in) investing activities	740,296	(4,406,161)	(33,075,878)
Net cash provided by financing activities	3,593,562	34,329,793	14,627,093
Cash, cash equivalents and restricted cash at beginning of the year	1,631,525	2,407,743	31,541,533
Cash, cash equivalents and restricted cash at end of the year	2,407,743	31,541,533	11,634,881
Operating Activities
Net cash used in operating activities was RMB1,094.6 million in 2021, primarily due to net loss of RMB4,863.1 million, adjusted to add back depreciation of property, plant and equipment of RMB573.2 million, share-based compensation of RMB379.9 million, amortization of right-of-use
assets of RMB229.0 million, inventory write-downs of RMB162.4 million, and to deduct fair value gain on long-term investments of RMB591.5 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in installment payment receivables of RMB2,247.1 million primarily due to the increase in sales volume, (ii) an increase in inventory of RMB1,940.2 million in relation to materials for volume production and finished goods and (iii) an increase in accounts and notes receivables of RMB1,560.8 million in relation to the government subsidies that we are entitled to receive, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily an increase in acounts and notes payable of RMB7,250.4 million primarily in relation to the grace period we enjoyed for the payments payable to third party suppliers.
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
Investing Activities
Net cash used in investing activities in 2021 was RMB33,075.9 million, which was primarily attributable to (i) placement of short-term deposits of RMB24,899.4 million, (ii) placement of long-term deposits of RMB3,157.9 million, (iii) purchase of property, plant and equipment of RMB2,299.7 million and (iv) prepayment for acquisition of land use rights of RMB1,507.2 million.
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
Financing Activities
Net cash provided by financing activities in 2021 was RMB14,627.1 million, which was primarily attributable to (i) proceeds from the global offering or RMB13,146.8 million in relation to the public offering of our Class A ordinary shares and listing on the Hong Kong Stock Exchange in July 2021 and (ii) proceeds from non-controlling
interests of RMB1,660.0 million, partially offset by repayment of borrowings of RMB982.9 million.
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

Capital Expenditures
The Group made capital expenditures of RMB2,008.4 million, RMB1,362.4 million and RMB4,341.2 million in 2019, 2020 and 2021, respectively. In these years, the Group’s capital expenditures were used primarily for the construction of plants and purchase of manufacturing equipment and land use rights. The Group expects to make capital expenditures primarily on the construction of plants and purchase of equipment and land use rights in relation to our new Smart EV manufacturing bases, as well as mold and tooling for new vehicle models.
Contractual Obligations
The following table set forth the Group’s indebtedness and contractual obligations as of December 31, 2021:

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(RMB in thousands)
Short-term and long-term borrowings	1,675,106	—	—	65,434	1,609,672
Operating lease liabilities	1,806,289	441,012	602,137	364,454	398,686
Capital commitments for property, plant and equipment	1,241,759	1,241,759	—	—	—
Interest on borrowings	604,401	83,901	168,032	164,333	188,135
Purchase commitments for raw materials	5,312,557	5,156,796	116,433	38,959	369
Capital commitments for investments	20,000	20,000	—	—	—

Total	10,660,112	6,943,468	886,602	633,180	2,196,862

Holding Company Structure
The Group began its operations in 2015 through Chengxing Zhidong. The Group undertook the Reorganization to facilitate our initial public offering in the United States. As part of the Reorganization, the Group incorporated XPeng Inc., its holding company in December 2018. As a transitional arrangement of the Reorganization, Xiaopeng Motors, our wholly owned subsidiary, entered into a series of contractual agreements with Chengxing Zhidong and its shareholders in September 2019, pursuant to which Xiaopeng Motors exercised effective control over the operations of Chengxing Zhidong. In May 2020, Xiaopeng Motors completed its purchase of 100% equity interest in Chengxing Zhidong. Consequently, Chengxing Zhidong became an indirect wholly owned subsidiary of XPeng Inc.
XPeng Inc., the Group’s holding company, has no material operations of its own. The Group conducts its operations primarily through its subsidiaries, the Group VIEs and their subsidiaries in China. As a result, XPeng Inc.’s ability to pay dividends depends upon dividends paid by the Group’s PRC subsidiaries. If the Group’s existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Group. In addition, the Group’s subsidiaries in China are permitted to pay dividends to the Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Group’s subsidiaries, the Group VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Group’s subsidiaries in China may allocate a portion of its after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the Group VIEs and their subsidiaries may allocate a portion of their after-tax
profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation
Since inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5% respectively. Although the Group has not been materially affected by inflation in the past, it may be affected if China experiences higher rates of inflation in the future.
Recent Accounting Pronouncements
Please see Note 3 to our consolidated financial statements included elsewhere in this annual report.
Off-Balance
Sheet Arrangements
The Group has not entered into any
off-balance
sheet financial guarantees or other
off-balance
sheet commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in the Group’s consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.
C.
Research and Development, Patent and Licenses, etc.
Technological innovation is critical to our success, and we strategically develop most of key technologies in-house,
such as ADAS, intelligent operating system, powertrain and E/E architecture. We have been and will continue to invest heavily on our research and development efforts.
The Group’s research and development expenses were RMB2,070.2 million, RMB1,725.9 million, and RMB4,114.3 million in 2019, 2020 and 2021, respectively.
See “Item 4. Information of the Company—B. Business Overview—Our Technologies” and “Item 4. Information of the Company—B. Business Overview—Research and Development.”
D.
Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.
Critical Accounting Estimates
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management
Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position

Xiaopeng He	44	Co-founder, Chairman, Executive Director and Chief Executive Officer

Heng Xia	38	Co-founder, Executive Director and President

Yingjie Chen	45	Non-executive Director

Qin Liu	49	Non-executive Director

Ji-Xun Foo	53	Non-executive Director

Fei Yang	64	Non-executive Director

Donghao Yang	50	Independent Non-executive Director

Fang Qu	37	Independent Non-executive Director

HongJiang Zhang	61	Independent Non-executive Director

Hongdi Brian Gu	49	Honorary Vice Chairman of the Board and President

Tao He	36	Co-founder and Senior Vice President

Qinghong Liao	47	Vice President of Sales and Services

Hsueh-Ching Lu	58	Vice President of Finance and Accounting

Xinzhou Wu	46	Vice President of Autonomous Driving

Jack Han Xu	71	Vice President of Automotive Research and Development

Ping Jiang	66	Vice President of Manufacturing

Minghui Liu	54	Vice President of Powertrain
Xiaopeng He
is our
co-founder,
executive director, chairman and chief executive officer. Mr. He currently holds directorships in other members of the Group. Prior to serving as chairman and chief executive officer of our company, Mr. He served at Alibaba Group Holding Limited, a public company listed on the NYSE (symbol: BABA) and the Hong Kong Stock Exchange (stock code: 9988), from June 2014 to August 2017, including serving as the president of Alibaba mobile business group, chairman of Alibaba Games and president of Tudou.com. In 2004, Mr. He co-founded
UCWeb Inc., a Chinese mobile internet company that provides mobile internet software technology and services, and served as the president of product from January 2005 to June 2014. In June 2014, UCWeb Inc. was acquired by Alibaba Group Holding Limited.
Mr. He previously served as an independent director and a member of the audit committee of HUYA Inc., a game live streaming platform company in China listed on the NYSE (symbol: HUYA) from May 2018 to May 2020. Mr. He received his bachelor’s degree in computer science from South China University of Technology in July 1999. Mr. He obtained the qualification certificate of senior economist (technology entrepreneur) in business administration issued by the Human Resources and Social Security Department of Guangdong Province in January 2020.
Heng Xia
is our
co-founder,
executive director and president. Mr. Xia currently holds various positions in other members of the Group, including director, legal representative and senior manager. Prior to founding our company, Mr. Xia worked at the research and development center of Guangzhou Automobile Group Co., Ltd., or GAC, a China-based automotive manufacturing company listed on the Hong Kong Stock Exchange (stock code: 2238) and the Shanghai Stock Exchange (stock code: 601238) from 2008 to 2014, where he was responsible for the development of control systems for NEVs and smart vehicles. Mr. Xia received his master’s degree in mechanical engineering and bachelor’s degree in automotive engineering from Tsinghua University in June 2008 and July 2006 respectively. Mr. Xia obtained the qualification certificate of senior engineer (technology entrepreneur) in mechanical engineering issued by the Human Resources and Social Security Department of Guangdong Province in January 2020.

Yingjie Chen
is a
non-executive
director of our company. Mr. Chen joined Alibaba Group Holding Limited, a company listed on the Hong Kong Stock Exchange (stock code: 9988) and the NYSE (symbol: BABA) in December 2012. Mr. Chen currently serves as the senior investment director of Alibaba Group Holding Limited. Mr. Chen has been serving as a non-independent
director of DBAPP Security Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 688023) since May 7, 2020. Prior to joining Alibaba Group Holding Limited, Mr. Chen was a senior manager in the corporate finance department of PricewaterhouseCoopers from 2007 to 2012 and a vice president of investment of Shandong Datong Hongye Group from 2004 to 2007. Mr. Chen was an auditor of Arthur Andersen from 1999 to 2004. Mr. Chen graduated from Shanghai University of Finance and Economics with a bachelor’s degree in accounting in July 1999. He is qualified as a Certified Public Accountant in Canada.
Qin Liu
is a
non-executive
director of our company. Mr. Liu
co-founded
5Y Capital (formerly known as Morningside Venture Capital) in June 2007. Prior to that, he served in various roles, including as a business development director for investment at Morningside IT Management Services (Shanghai) Co., Ltd. Mr. Liu has served as a director of JOYY Inc., a China-based technology company listed on the NASDAQ (symbol: YY), since June 2008. He has also served as a director of Xiaomi Corporation, a technology company listed on the Hong Kong Stock Exchange (stock code: 1810.HK), since May 2010, and a director of Agora, Inc., a company listed on the NASDAQ (symbol: API), since December 2014. Mr. Liu received his master’s degree in business administration from China Europe International Business School in April 2000, and his bachelor’s degree in industrial electrical automation from University of Science and Technology Beijing in July 1993.
Ji-Xun
Foo
is a
non-executive
director of our company. Mr. Foo has served as a managing partner at GGV Capital, a venture capital firm, since 2006. From 2000 to 2005, Mr. Foo worked at Draper Fisher Jurvetson ePlanet Ventures L.P., a venture capital fund, and last served as a director. From 1996 to 2000, he served as a manager of the Finance and Investment Division of the National Science and Technology Board of Singapore. From 1993 to 1996, Mr. Foo served as the leader of a research and development project at Hewlett-Packard, an information technology company listed on the NYSE (symbol: HPQ). Mr. Foo has served as a director of Baidu, Inc., a company listed on the NASDAQ (symbol: BIDU) and the Stock Exchange (stock code: 9888) since July 2019. Mr. Foo received his master of science degree in management of technology in January 1997 and his bachelor’s degree with first class honors in engineering in June 1993 from the National University of Singapore.
Fei Yang
is a
non-executive
Director of our company. He currently also holds directorship in a member of the Group. Mr. Yang had served as a partner of IDG Capital, an investment and asset management firm, from 1997 to 2018, and had experience in finance, capital operations, mergers and acquisitions. From 1994 to 1997, Mr. Yang served as a director of the Initial Public Offering Division of the China Securities Regulatory Commission Guangdong Bureau. From 1989 to 1994, he served as a director of the Consultant Division of Guangdong Foreign Trade and Economy Institute, where he specialized in economic research. From 1984 to 1986, Mr. Yang worked at the Jinan Municipal Environmental Protection Bureau. From 1982 to 1984, he worked at the Shandong Academy of Agricultural Sciences as a researcher. Mr. Yang received his master’s degree in environmental geography and his bachelor’s degree in geography from Sun
Yat-sen
University in July 1989 and October 1982, respectively.
Donghao Yang
is an independent
non-executive
director of our company. Mr. Yang has served as a director of Yatsen Holding Limited, a company listed on the NYSE (symbol: YSG), since July 2020 and the chief financial officer of Yatsen Holding Limited since November 2020. Mr. Yang has served as a director of Vipshop Holdings Ltd., a company listed on the NYSE (symbol: VIPS), since November 2020 and served as the chief financial officer of Vipshop Holdings Ltd. from August 2011 to November 2020. From 2010 to 2011, he served as the chief financial officer of Synutra International Inc., a company listed on the NASDAQ (symbol: SYUT). From 2007 to 2010, Mr. Yang served as the chief financial officer of Greater China of Tyson Foods, Inc., a company listed on the NYSE (symbol: TSN). From 2003 to 2007, Mr. Yang served as a finance director of Valmont Industries (China) Co., Ltd, a subsidiary of Valmont Industries, Inc., a company listed on the NYSE (symbol: VMI). Mr. Yang acquired corporate governance experience through his positions as a chief financial officer and director of Vipshop Holdings Ltd. and also as the chief financial officer of Synutra International Inc. and Greater China of Tyson Foods, Inc. His corporate governance experience includes, among others, (i) reviewing, monitoring and implementing companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing related party transactions, and (iv) understanding the duty of directors to act in the best interests of the company and the shareholders as a whole. Mr. Yang received his master’s degree in business administration from Harvard Business School in June 2003, and his bachelor’s degree in international economics from Nankai University in July 1993.

Fang Qu
is an independent
non-executive
director of our company. Prior to joining our company, Ms. Qu co-founded
lifestyle community platform Xiaohongshu in 2013. She devoted herself to the development and leadership of Xiaohongshu and was responsible for Xiaohongshu’s management, strategic partnerships, new business opportunities, and external affairs, and also participated in strategic planning as well as investments and acquisitions. Under her leadership, Xiaohongshu grew from a startup company into one of the important lifestyle community platforms in China. From 2008 to 2013, she managed different business units in Shanghai and Wuhan for a wholly-owned Norwegian entity under Wenao Culture. Prior to working at Wenao Culture, she joined the Bertelsmann Group where she led the marketing segment for its publishing business. Ms. Qu obtained corporate governance experience in the course of her startup and entrepreneurship experience of developing and leading Xiaohongshu. Her corporate governance experience includes, among others, (i) monitoring and implementing internal control systems, (ii) updating and optimizing corporate governance policies, and (iii) regular communication with the board of directors and shareholders. Ms. Qu received her bachelor’s degree in international journalism and communication from Beijing Foreign Studies University in July 2006.
HongJiang Zhang
is an independent
non-executive
director of our company. Dr. Zhang has served as the chairman of the board of Beijing Academy of Artificial Intelligence since December 2018, a senior adviser of Carlyle Group since May 2018 and a venture partner at Source Code Capital since December 2016. From October 2011 to November 2016, he served as the chief executive officer and an executive director of Kingsoft Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 3888), and as the founder and chief executive officer of Kingsoft Cloud Holdings Limited, a company listed on the NASDAQ (symbol: KC). From April 1999 to October 2011, Dr. Zhang served as chief technology officer of the Microsoft Asia-Pacific Research and Development Group. Dr. Zhang was appointed as a Microsoft Distinguished Scientist in 2010. Dr. Zhang has served as an independent director of Zepp Health Corp., a company listed on the NYSE (symbol: ZEPP), since February 2018, and an independent non-executive
director and chairman of AAC Technologies Holding Inc., a company listed on the Hong Kong Stock Exchange (stock code: 2018), since January 2019 and May 2020, respectively. He has also served as an independent non-executive
director of BabyTree Group, a company listed on the Hong Kong Stock Exchange (stock code: 1761), since November 2018, and an independent director of Digital China Group Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000034) from September 2017 to April 2021. Dr. Zhang has accumulated extensive corporate governance experience through his positions as an independent non-executive
director and independent director of Zepp Health Corp., AAC Technologies Holding Inc., BabyTree Group and Digital China Group Co., Ltd. His corporate governance experience includes, among others, (i) reviewing, monitoring and providing recommendations as to companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing and opining on connected transactions, and (iv) understanding the requirements of the Listing Rules and directors’ duty to act in the best interests of the company and the shareholders as a whole. Dr. Zhang received his Ph.D. in electronic engineering from Technical University of Denmark in October 1991, and his bachelor of science degree in radio electronics from Zhengzhou University in July 1982.
Hongdi Brian Gu
is our honorary vice chairman of our board of directors and president. Dr. Gu currently holds directorships in other members of the Group. Prior to joining the Group, Dr. Gu worked at J.P. Morgan Chase from 2004 to 2018 and held positions including managing director and chairman of J.P. Morgan Chase Asia Pacific Investment Bank. Dr. Gu previously served as a director of Uxin Limited, a company listed on the NASDAQ (symbol: UXIN) from June 2018 to June 2019. Dr. Gu received his Ph.D. in biochemistry from the University of Washington in August 1997, his master’s degree in business administration from Yale University in May 1999, and his bachelor’s degree in chemistry from the University of Oregon in June 1993.
Tao He
is our
co-founder
and senior vice president. Mr. He currently holds various positions in other members of the Group, including director and supervisor. Prior to founding our company, Mr. He worked at the research and development center of GAC from 2011 to 2015, where he built an autonomous driving team, and he was responsible for the development of new energy control systems and involved in the development of GAC’s first model of NEV. Mr. He received his master’s degree in power engineering and engineering thermophysics from Tsinghua University in January 2011, and his bachelor’s degree in automotive engineering from Tsinghua University in July 2008. Mr. He obtained the qualification certificate of senior engineer (technology entrepreneur) in mechanical engineering issued by the Human Resources and Social Security Department of Guangdong Province in January 2020.

Qinghong Liao
is our vice president of sales and services. Prior to joining the Group, Mr. Liao served in various roles, including senior vice president, the president of human resources and the president of smart hardware at Qihoo 360 Technology Co. Ltd., a China-based internet security company listed on Shanghai Stock Exchange (stock code: 601360) from April 2016 to April 2018. From October 1998 to March 2016, he served in various roles, including software engineer, president of software research and development management department and president of software human resources department, at Huawei Technologies Co., Ltd. Mr. Liao received his bachelor’s degree in computer science and computer application technology from Northwestern Polytechnical University in July 1997.
Hsueh-Ching Lu
is our vice president of finance and accounting. Prior to joining the Group, Mr. Lu was the financial director of Zhengzhou Yutong Bus Co. Ltd., a China-based company listed on the Shanghai Stock Exchange (stock code: 600066) from 2016 to 2019. From April 2016 to September 2016, he served as the chief financial officer of Greater China of Ford Motor Company. From 2010 to 2016, Mr. Lu served as the chief financial officer and the controller and head of project management department of Jiangling Motors Co., Ltd., a China-based company listed on the Shenzhen Stock Exchange (stock code: 000550). From 2006 to 2010, he served as the operating finance director of Chang’An Ford Mazda Automobile Co., Ltd. From 1989 to 2006, Mr. Lu served in various roles, primarily including controller of technology operations, controller relating to accounting, tax, legal and after-sales business, and associate of planning department, at Ford Lio Ho Motor Company, Ltd., an automotive manufacturing company in Taiwan. Mr. Lu received his executive master of business administration degree from National Central University in Taiwan in June 2002 and his bachelor’s degree in business administration from Chung Yuan Christian University in Taiwan in June 1986.
Xinzhou Wu
is our vice president of autonomous driving and the director of our ADAS center. He also currently serves as a director and chief executive officer of a member of the Group. Prior to joining the Group, Dr. Wu was a senior director of engineering and the head of the autonomous driving/ADAS team at Qualcomm Incorporated, a company listed on the NYSE (symbol: QCOM). He served at Qualcomm Incorporated from January 2006 to November 2018 and has taken many leadership roles in various research and development projects during his tenure at Qualcomm Incorporated. He is well recognized for his many contributions in autonomous driving, precise localization and mapping, vehicle-to-everything
(V2X), communications and wireless networking in industrial and academic society. From 2005 to 2006, Dr. Wu served as a member of research team of Flarion Technologies Inc., a wireless technology company acquired by Qualcomm Incorporated in 2006. Dr. Wu received his Ph.D. in electric engineering from University of Illinois at Urbana-Champaign in December 2004, his master’s degree in electric engineering from University of Illinois at UrbanaChampaign in May 2000 and his bachelor’s degree in electric engineering from Tsinghua University in June 1998.
Jack Han Xu
is our vice president of automotive research and development. Prior to joining the Group, Dr. Xu was a vice president of NIO Inc. (US Center), a China-based EV company listed on the NYSE (symbol: NIO), from 2016 to 2017. From 2014 to 2016, he served as the vice president of Fisker Automotive (currently known as Karma Automotive), a maker of luxury hybrid electric vehicles. From 2009 to 2014, Dr. Xu served as the chief engineer of the Research and Development Center of GAC. From 2008 to 2009, he served as the chief engineer of AVL List GmbH (US Campus), an Austriabased company that provides the development, simulation and testing of powertrain systems. From 2007 to 2008, Dr. Xu served as the director of Hong Kong Automotive Parts and Accessory Systems Research and Development Center. From 1996 to 2007, he served in various roles, including manager and technical expert in the electric powertrain department at Ford Motor Company. From 1994 to 1996, Dr. Xu served as a senior controls engineer of the brake system department of the Continental AG based in the United States. Dr. Xu completed his postdoctoral research in control engineering at the School of Aeronautics and Astronautics of Purdue University in April 1991, received his Ph.D. in automation from Swiss Federal Institute of Technology in Zurich in March 1989 and his bachelor’s degree in industrial automation from Huazhong University of Science and Technology in January 1982. Dr. Xu obtained the qualification certificate of senior engineer in mechanical automation issued by Human Resources and Social Security Department of Guangdong Province in June 2020.

Ping Jiang
is our vice president of manufacturing. Prior to joining the Group, Mr. Jiang was a vice president of NIO Inc. from 2016 to 2019. From 2013 to 2016, he served as a vice president of GAC. From 2010 to 2013, Mr. Jiang serviced as an executive vice president of GAC Fiat Chrysler Automobiles Co., Ltd. From 2007 to 2010, he served as a deputy general manager of GAC. From 2001 to 2007, Mr. Jiang served as a deputy general manager at Guangzhou Honda Automobile Co., Ltd. From 2000 to 2001, he served as a vice chairman and general manager at GAC Component Co., Ltd. From 1986 to 2000, Mr. Jiang served in various roles, including clerk of research department, procurement vice manager and deputy general manager in charge of sales, at Guangzhou Peugeot Automobile Company. Mr. Jiang completed his business administration training under a joint education program from Jilin University of Technology and Coventry University in April 2000, received his master’s degree in internal combustion engine from Hunan University in December 1985, and received his bachelor’s degree in internal combustion engine from Hunan University in July 1982. Mr. Jiang obtained the qualification certificate of senior mechanical and electrical engineer issued by Guangzhou Municipal Human Resources and Social Security Bureau in April 2014.
Minghui Liu
is our vice president of powertrain. Prior to joining the Group, Dr. Liu worked at China FAW Group Co., Ltd., a China-based automotive manufacturing company from 1992 to 2017. Dr. Liu became a vice president of the technology research institute of China FAW Group Co., Ltd. in 2016. Dr. Liu has served as a director of Beijing Easpring Material Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300073) since April 2021. Dr. Liu received his Ph.D. in automotive engineering from Jilin University in June 2005, his master’s degree in automotive design and manufacturing and his bachelor’s degree in automotive from Jilin University of Technology in March 1992 and July 1989, respectively. Dr. Liu obtained the qualification certificate of senior engineer in automotive issued by the Human Resources and Social Security of Jilin Province in January 2014.
B.
Compensation
Compensation
In 2021, we paid aggregate cash compensation of RMB14.9 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.
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
Share Incentive Plan
In June 2020, XPeng Inc. adopted a share incentive plan, which was amended and restated in August 2020 and further amended and restated in June 2021, or the Plan, which allows us to grant restricted shares, RSUs and other equity awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the Plan, or the share reserve, was initially set at 161,462,100.
Administration
The Plan is administered by the ESOP committee established by our board of directors. The administrator will determine the terms and conditions of each equity award.
Change in Control
In the event of a change in control, the administrators may accelerate the vesting, purchase of equity awards from holders and provide for the assumption, conversion or replacement of equity awards.
Term
Unless terminated earlier, the Plan will continue in effect for a term of ten years from the date of its adoption, which is June 28, 2020.
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

RSU Grants
As of March 31, 2022, RSUs which represent 45,200,060 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 10,100,170 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, which has been established for our share incentive plan. The table below summarizes the outstanding RSUs granted to our directors and executive officers:

Name	Position	Ordinary Shares Underlying Outstanding RSUs granted	Grant Date
Heng Xia	Co-founder, Executive Director and President	*	June 2020

Hongdi Brian Gu	Honorary Vice Chairman of the Board and President	*	June 2020
		*	July 2020
Tao He	Co-founder and Senior Vice President	*	June 2020

Qinghong Liao	Vice President of Sales and Services	*	June 2020
		*	July 2020
		*	January 2022
Hsueh-Ching Lu	Vice President of Finance and Accounting	*	June 2020
		*	July 2020
		*	January 2022
Xinzhou Wu	Vice President of Autonomous Driving	*	June 2020
		*	July 2020
		*	January 2022
Jack Han Xu	Vice President of Automotive Research and Development	*	June 2020
		*	July 2020
		*	January 2022
Ping Jiang	Vice President of Manufacturing	*	June 2020
		*	July 2020
		*	January 2022
Minghui Liu	Vice President of Powertrain	*	June 2020
		*	July 2020
		*	January 2022

*	Less than 1% of our outstanding shares.
C.
Board Practices
Our board of directors consists of nine directors, including two executive directors, four non-executive
directors and three independent
non-executive
directors. Under our current memorandum and articles of association, a director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service. Subject to such exceptions specified in the articles of association of our company, a director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his close associates has a material interest nor shall he be counted in the quorum present at the meeting.

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
The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our memorandum and articles of association, as amended and restated from time to time.
Terms of Directors and Executive Officers
Our directors may be elected by an ordinary resolution of our shareholders, pursuant to our current memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to us, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.
Board Committees
Our board of directors has established an audit committee, a compensation committee, a nomination committee and a corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below.
Audit Committee
Our audit committee consists of Mr. Donghao Yang, Dr. HongJiang Zhang and
Mr. Ji-Xun
Foo. Mr. Donghao Yang is the chairperson of our audit committee. Mr. Donghao Yang satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Donghao Yang, Dr. HongJiang Zhang and
Mr. Ji-Xun
Foo satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule
10A-3
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

Compensation Committee
Our compensation committee consists of Mr. Xiaopeng He, Ms. Fang Qu and Dr. HongJiang Zhang. The chairperson of our compensation committee is Ms. Fang Qu. Each of Ms. Fang Qu and Dr. HongJiang Zhang satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.
Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive compensation plan and equity-based compensation plans; and

•	such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.
Nomination Committee
Our nomination committee consists of Mr. Xiaopeng He, Ms. Fang Qu and Dr. HongJiang Zhang. The chairperson of the nomination committee is Dr. HongJiang Zhang. Each of Ms. Fang Qu and Dr. HongJiang Zhang satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The primary duties of the nomination committee are, among other things, to make recommendations to the board regarding the appointment of directors and board succession.
Corporate Governance Committee
Our corporate governance committee consists of Mr. Donghao Yang, Ms. Fang Qu and Dr. HongJiang Zhang. The chairperson of the corporate governance committee is Mr. Donghao Yang. Each of Mr. Donghao Yang, Ms. Fang Qu and Dr. HongJiang Zhang satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.
Our corporate governance committee is responsible for, among other things:

•	Developing and reviewing our company’s policies and practices on corporate governance and make recommendations to the board;

•	Reviewing and monitoring the training and continuous professional development of directors and senior management;

•	Reviewing and monitoring our company’s policies and practices on compliance with legal and regulatory requirements;

•	Developing, reviewing and monitoring the code of conduct and compliance manual (if any) applicable to employees and directors;

•	Reviewing our company’s compliance with certain Hong Kong Listing Rules;

•	Reviewing and monitoring whether our company is operated and managed for the benefit of all of its shareholders;

•	Reviewing and monitoring the management of conflicts of interests and make a recommendation to the board on any matter where there is a potential conflict of interest;

•	Reviewing and monitoring all risks related to our multiple class voting structure; and

•	Reporting on the work of the corporate governance committee on at least a half-yearly and annual basis covering all areas of its terms of reference.
D.
Employees
See “Item 4. Information on the Company—B. Business Overview—Employees.”
E.
Share Ownership
The following table sets forth information as of March 31, 2022 with respect to the beneficial ownership of our ordinary shares by:

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
As of March 31, 2022, the total number of ordinary shares outstanding was 1,712,828,960, comprising 1,302,982,824 Class A ordinary shares and 409,846,136 Class B ordinary shares, excluding 2,118 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Percentage of total Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers:*
Xiaopeng He (1)	—	—	348,708,257	20.4%	64.6%
Heng Xia (2)	12,580	*	61,137,879	3.6%	11.3%
Yingjie Chen (3)	—	—	—	—	—
Qin Liu	—	—	—	—	—
Ji-Xun Foo	—	—	—	—	—
Fei Yang	—	—	—	—	—
Donghao Yang	—	—	—	—	—
Fang Qu	—	—	—	—	—
HongJiang Zhang	—	—	—	—	—
Hongdi Brian Gu (4)	38,113,462	2.9%	—	2.3%	0.7%
Tao He (5)	17,612,580	1.4%	—	1.0%	0.3%
Qinghong Liao	*	*	—	*	*
Hsueh-Ching Lu	*	*	—	*	*
Xinzhou Wu	*	*	—	*	*
Jack Han Xu	*	*	—	*	*
Ping Jiang	*	*	—	*	*
Minghui Liu	*	*	—	*	*
All Directors and Executive Officers as a Group	61,723,948	4.7%	409,846,136	27.6%	77.0%
Principal Shareholders:
Simplicity and Respect entities (6)	—	—	348,708,257	20.4%	64.6%
Alibaba (7)	191,918,464	14.7%	—	11.2%	3.6%
IDG entity (8)	68,950,175	5.3%	—	4.0%	1.3%
Efficiency Investment Limited (2)	12,580	*	61,137,879	3.6%	11.3%

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2022, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2022, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2022.

††
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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

(2)
Represents (i) 61,137,879 Class B ordinary shares and (ii) 12,580 Class A ordinary shares held by Efficiency Investment Limited. Efficiency Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Efficiency Investment Limited is wholly owned by Mr. Heng Xia, who is deemed to be the beneficial owner of the shares held by Efficiency Investment Limited.

(3)	Mr. Yingjie Chen was appointed as a director of our company in February 2022.

(4)
Represents (i) 4,000,000 Class A ordinary shares held by Hongdi Brian Gu, (ii) 27,293,960 Class A ordinary shares held by Quack Holding Limited, (iii) 3,038,802 Class A ordinary shares represented by ADSs owned by Quack Holdings Limited, and (iv) 3,780,700 Class A ordinary shares that Hongdi Brian Gu has the right to receive upon the settlement of his RSUs within 60 days after March 31, 2022. Quack Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. Quack Holding Limited is wholly owned by Mr. Hongdi Brian Gu, who is deemed to be the beneficial owner of the shares held by Quack Holding Limited.

(5)
Represents 17,612,580 Class A ordinary shares held by Quality Enterprises Limited. Quality Enterprise Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Quality Enterprises Limited is wholly owned by Mr. Tao He, who is deemed to be the beneficial owner of the shares held by Quality Enterprises Limited.

(6)
Represents (i) 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, and (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited. Simplicity Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Simplicity Holding Limited is wholly owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Simplicity Holding Limited. Respect Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Respect Holding Limited is wholly owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Respect Holding Limited. Simplicity Holding Limited and Respect Holding Limited are collectively referred to as Simplicity and Respect entities.

(7)
Represents (i) 178,618,464 Class A ordinary shares held by Taobao China Holding Limited and (ii) 13,300,000 Class A ordinary shares represented by ADSs owned by Taobao China Holding Limited. Taobao China Holding Limited is a limited liability company incorporated under the laws of the Hong Kong with its registered office at 26/F. Tower One, Time Square, 1 Matheson Street, Causeway Bay, Hong Kong. Taobao China Holding Limited is a wholly-owned subsidiary of Alibaba Group Holding Limited, which is deemed to be the beneficial owner of the shares held by Taobao China Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange and Hong Kong Stock Exchange.

(8)
Represents (i) 65,350,175 Class A ordinary shares held by Pacific Rays Limited and (ii) 3,600,000 Class A ordinary shares represented by ADSs owned by Pacific Rays Limited. Pacific Rays Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited. Pacific Rays Limited is referred to as the IDG entity.

To our knowledge, as of March 31, 2022, a total of 3,336,970 Class A ordinary shares were held by two record holders in the United States, representing approximately 0.19% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.
Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
B.
Related Party Transactions
Transaction with Xiaopeng He
As of December 31, 2019 and 2020, amount due from Mr. Xiaopeng He, our co-founder,
chairman and chief executive officer, was RMB20.4 million and nil, respectively, in relation to the deposit and prepayment paid on behalf of Mr. He relating to a property lease. Mr. He paid off the outstanding amount in May 2020. As of December 31, 2021, amounts due from Mr. He represents (i) the receivables for operation support service amounting to RMB15.8 million to the companies controlled by Mr. He and (ii) the receivables for operation support service and the prepayment for fixed assets amounting to RMB15.4 million and RMB1.6 million, respectively, to the companies significantly influenced by Mr. He.
As of December 31, 2020, amounts due to Mr. He represent the payables for rental expenses and the payables for asset purchased amounting to RMB11.1 million and RMB1.0 million, respectively, to a company controlled by Mr. He. As of December 31, 2021, amounts due to Mr. He represents (i) the payables for rental expenses amounting to RMB22.1 million to a company controlled by Mr. He and (ii) the payables for asset purchased amounting to RMB2.8 million to a company significantly influenced by Mr. He.
Contractual Arrangements with the Group VIEs and Their Respective Shareholders
See “Item 4. Information on the Company—C. Organizational Structure.”
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
A.
Offering and Listing Details
Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since August 27, 2020 under the symbol “XPEV.” Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since July 7, 2021, under the stock code “9868.”
B.
Plan of Distribution
Not Applicable.

C.
Markets
Our ADSs, each representing two of our Class A ordinary shares, have been listed on the New York Stock Exchange since August 27, 2020 under the symbol “XPEV.” Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since July 7, 2021, under the stock code “9868.”
D.
Selling Shareholders
Not Applicable.
E.
Dilution
Not Applicable.
F.
Expenses of the Issue
Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.
Share Capital
Not Applicable.
B.
Memorandum and Articles of Association
Please refer to the information set forth in exhibit 2.4 to this annual report.
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
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Pursuant to the Enterprise Income Tax Law, which was promulgated by the National People’s Congress on March 16, 2007, took effect on January 1, 2008 and was last amended on December 29, 2018, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders and with respect to gains derived by our non-PRC
enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends payable to individual investors who are non-PRC
residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.
Hong Kong Taxation
We have established a branch register of members in Hong Kong, or the Hong Kong share register. Dealings in our Class A ordinary shares registered on our Hong Kong share register will be subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the ad valorem rate of 0.13% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.26% is payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).
To facilitate
ADS-ordinary
share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also have moved a portion of our issued Class A ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Shares and ADSs — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”
Certain United States Federal Income Tax Considerations
The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares.

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer or broker in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•
a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the U.S. dollar.

If an entity or other arrangement treated as a partnership for United States federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.
This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United
States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
ADSs
If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.
Taxation of Dividends
Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free
return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend. Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.
Subject to applicable limitations (including a minimum holding period requirement) dividends received by non-corporate
United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will be potentially eligible for these reduced tax rates. Since our Class A ordinary shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate
United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).
Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends will generally be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a foreign tax credit, you may, at your election, deduct such otherwise creditable PRC withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes and subject to generally applicable limitations under United States law.
Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.
Passive Foreign Investment Company
Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a passive foreign investment company, or a PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.
In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, gains from the sale or exchange of investment property, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of the Group VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the Group VIEs. If it is determined, contrary to our view, that we do not own the equity of the Group VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.
The determination of whether we are a PFIC is made annually. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use the cash and liquid assets that we currently hold. Because we have valued our goodwill based on the trading price of our ADSs and Class A ordinary shares, a decrease in the price of our ADSs or Class A ordinary shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market
election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge and a deemed sale discussed in the following paragraph, of ADSs or Class A ordinary shares. Distributions received in a taxable year, other than the taxable year in which your holding period in the ADSs or Class A ordinary shares begins, will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the portion of your holding period for the ADSs or Class A ordinary shares that preceded the taxable year of the distribution. Under these special tax rules:

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
In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market
election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). The ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market
election. The Class A ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes. There also can be no assurance that the Class A ordinary shares will be “regularly traded” for purposes of the mark-to-market
election.
If you make an effective
mark-to-market
election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or Class A ordinary shares at the end of the year over your adjusted tax basis in the ADSs or Class A ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs or Class A ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. Your adjusted tax basis in the ADSs or Class A ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market
rules. In addition, upon the sale or other disposition of your ADSs or Class A ordinary shares in a year that we are a PFIC, any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market
election, and any gain will be treated as ordinary income. If you make a mark-to-market
election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends,” except that the lower rate applicable to dividends received by non-corporate
United States Holders from a qualified foreign corporation (discussed above) would not apply if we are a PFIC in the taxable year in which the dividend is paid or in the preceding taxable year.
If you make a
mark-to-market
election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or Class A ordinary shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service, or the IRS, consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market
election, and whether making the election would be advisable in your particular circumstances.

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
You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.
Sale, Exchange or Other Disposition of ADSs or Class A Ordinary Shares
For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares (net of any Hong Kong stamp duty imposed on such proceeds) and your tax basis in the ADSs or Class A ordinary shares (which should similarly take into account any Hong Kong stamp duty paid in connection with the acquisition of the ADSs or Class A ordinary shares). Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate
United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes or the PRC treats the sale, exchange or other disposition as an indirect transfer of PRC taxable assets), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.
Shareholder Reporting
A United States Holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United
States persons, (ii) financial instruments and contracts that have non-United
States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. United States Holders are urged to contact their tax advisors regarding the application of this filing requirement to their ownership of ADSs or Class A ordinary shares.
Information Reporting and Backup Withholding
In general, information reporting will apply to distributions in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or (in the case of dividend payments) if you fail to certify that you are not subject to backup withholding or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.
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
Foreign Exchange Risk
The Company uses Renminbi (“RMB”) as its reporting currency. Most of our revenues and expenses are denominated in Renminbi. The functional currency of our company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the foreign currency transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive loss.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. On the other hand, we are subject to restrictions on currency exchange. Under PRC foreign exchange regulations, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. See “Item 3. D. Risk Factors—We are subject to restrictions on currency exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Foreign Currency Exchange” for further details.
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
We may invest the net proceeds we received from the initial public offering in the U.S. and our follow-on
public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.
Inflation
Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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
•   Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the
ADS(s)-to-Shares
ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares
Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa , or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•   Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa
)
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
Payments by Depositary
As of December 31, 2021, we received payment of RMB84.6 million from Citibank, N.A., the depositary bank for our ADR program.
PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
In August 2020, we completed our initial public offering in the U.S. in which we offered and sold an aggregate 114,693,333 ADSs, representing 229,386,666 Class A ordinary shares, raising a total of US$1,655.7 million in net proceeds to us after underwriting discounts commissions and expenses. The effective date of our registration statement on Form
F-1,
as amended (File
No. 333-
242283) was August 26, 2020.
In December 2020, we completed our
follow-on
public offering in the U.S. in which we offered and sold an aggregate 55,200,000 ADSs, representing 110,400,000 Class A ordinary shares, raising a total of US$2,444.9 million in net proceeds to us after underwriting discounts, commissions and expenses. The effective date of our registration statement on Form
F-1,
as amended (File
No. 333-251164)
was December 8, 2020.
In July 2021, we completed our listing on the Hong Kong Stock Exchange and public offering of 97,083,300 Class A ordinary shares, raising a total of approximately HK$15,823.3 million (or US$2,039.0 million based on an exchange rate of HK$7.7604 to US$1.00 as of June 11, 2021) in net proceeds to us after deducting underwriting fees and the offering expenses.
For the period from August 27, 2020 to December 31, 2021, we had used approximately US$2,280 million of the net proceeds received from our initial public offering in the U.S. in August 2020 and our follow-on
public offering in December 2020 for (i) research and development of our Smart EVs and technologies, (ii) expansion of sales channels, super charging network and international markets, (iii) marketing and promotional expenses, (iv) general corporate purposes and (v) strategic investments in core technologies of Smart EV. As of December 31, 2021, we had not used any of the net proceeds received from our listing on the Hong Kong Stock Exchange and public offering in July 2021.

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
and
15d-15(e)
promulgated under the Exchange Act.
Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2021, were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the U.S. Exchange Act. As required by Rule
13a-15(c)
of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Control over Financial Reporting
As of December 31, 2021, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audit of the effectiveness of internal control over financial reporting as of December 31, 2020 has been remediated.
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
We have implemented a number of measures to address our identified material weakness, including, among others: (i) we have hired additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements
, (ii) we have established a regular program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements, (iii) we have established clear roles and responsibilities for our accounting staff and effective oversight to address complex accounting and financial reporting issues, (iv) we have developed a set of accounting policies and procedures, which document the current U.S. GAAP accounting policies and technical accounting guidance that are applicable to our business, (v) we have formalized our period-end closing process to prepare financial statements and related disclosures in compliance with U.S. GAAP and SEC financial reporting requirements, and (vi) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls.
Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Attestation Report of the Independent Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report.

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
F-1
(File
No. 333-
242283), as amended, initially filed with the SEC on August 7, 2020. No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors, officers or employees. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent public accountant for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2020	2021
	(In thousands of RMB)
Audit Fees(1)	13,234	18,994
Audit-related Fees(2)	800	850
Tax Fees(3)	350	—
All Other Fees(4)	—	1,520

Total	14,384	21,364

(1)
Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of our annual financial statements and internal control over financial reporting, review of our quarterly and interim financial statements and services related to our initial public offering, follow-on public offering and listing on the Hong Kong Stock Exchange.

(2)
Audit-related fees include the aggregate fees billed in each of the fiscal period listed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal external auditors in 2020 and internal control consultation services related to our listing on the Hong Kong Stock Exchange rendered by our principal external auditors in 2021.

(3)	Tax fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.
(4)	All Other Fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal external auditors for other advisory services.
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
Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of nine members, only four of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. Our compensation committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. Our nomination committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. In addition, the NYSE Manual requires shareholder approval for issuance of securities in certain situations, which is not required under the Cayman Islands law. We intend to follow the home country practice and the applicable laws and regulations in Hong Kong (including the Hong Kong Listing Rules) in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of XPeng Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39466), previously furnished with the Securities and Exchange Commission on December 9, 2021)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Form of Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-257308), as amended, initially filed with the Securities and Exchange Commission on June 23, 2021)

2.3	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-248098), initially filed with the Securities and Exchange Commission on August 21, 2020)

2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers based in the PRC (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.3*	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Zhipeng IoV and shareholders of Zhipeng IoV, dated September 6, 2021

4.4*	English translation of Power of Attorney by and among Xiaopeng Technology, Zhipeng IoV and individual shareholders of Zhipeng IoV, dated September 6, 2021

4.5*	English translation of Loan Agreement by and among Xiaopeng Technology and individual shareholders of Zhipeng IoV, dated September 6, 2021

4.6*	English translation of Exclusive Service Agreement between Xiaopeng Technology and Zhipeng IoV, dated September 6, 2021

4.7*	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Zhipeng IoV and individual shareholders of Zhipeng IoV, dated September 6, 2021

4.8*	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021

4.9*	English translation of Power of Attorney by and among Xiaopeng Chuxing, Yidian Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021

4.10*	English translation of Loan Agreement by and among Xiaopeng Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021

4.11*	English translation of Exclusive Service Agreement between Xiaopeng Chuxing and Yidian Chuxing, dated September 10, 2021

4.12*	English translation of Exclusive Option Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021

4.13	English translation of Loan Agreement, between Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited and Chengxing Zhidong, dated May 27, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.14	English translation of Amendment No. 1 to the Loan Agreement, by and among Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited, Chengxing Zhidong and Zhaoqing Xiaopeng Automobile Co., Ltd., dated August 25, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.15 †	English translation of Xiaopeng Brand Vehicle Cooperative Manufacturing Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.16 †	English translation of Xiaopeng Brand Vehicle Distribution Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.17*	Second Amended and Restated 2019 Share Incentive Plan

4.18	Form of Employment Agreement between the Registrant and its executive officers based in the United States (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.19	Form of Employment Agreement between the Registrant and its executive officers based in Hong Kong (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.20	English translation of Cooperation Agreement, dated September 28, 2020, between Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangzhou GET Investment Holdings Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on September 28, 2020)

4.21	English translation of Capital Increase Agreement, dated March 12, 2021, by and among Guangzhou Chengxingzhidong Automotive Technology Co., Ltd., Guangdong Xiaopeng Motors Technology Co., Ltd., Guangdong Xiaopeng Automotive Industry Holding Co., Ltd. and Guangdong Yuecai Industrial Investment Fund Partnership Enterprise (Limited Partnership) (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.22†	English translation of Investment Agreement, dated April 8, 2021, between Administrative Committee of Wuhan Economic & Technological Development Zone and Guangdong Xiaopeng Motors Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.22 to the report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.23*	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021

4.24*	English translation of Power of Attorney by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021

4.25*	English translation of Loan Agreement by and among Xiaopeng Technology and the shareholder of Xintu Technology, dated August 12, 2021

4.26*	English translation of Exclusive Service Agreement between Xiaopeng Technology and Xintu Technology, dated August 12, 2021

4.27*	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document —this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

†	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XPENG INC.

By	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer
Date: April 28, 2022

XPENG INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
XPeng
Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XPeng Inc. and its subsidiaries
(the “Company”) as of December 31, 2021 and 2020,
and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses of installment payment receivables
As described in Notes 2(i) and 11 to the consolidated financial statements, the Company provides an allowance for credit losses related to its installment payment receivables by estimating the lifetime current expected credit losses as of the balance sheet date. As of December 31, 2021, an allowance for credit losses of RMB51.1 million had been provided for the current portion of installment payment receivables of RMB905.4 million and long-term portion of installment payment receivables of RMB1,896.4 million. Management determined the lifetime current expected credit losses of the installment payment receivables by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. The Company identified the relevant risk characteristics of its installment payment receivables, which were classified into different categories, from performing to non-performing,
based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. Management also took into account the historical credit loss experience, current economic conditions, and supportable forecasts of future economic conditions in determining the allowance for credit losses of installment payment receivables.
The principal considerations for our determination that performing procedures relating to allowance for credit losses of installment payment receivables is a critical audit matter are the significant judgment by management in determining the allowance for credit losses, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the probability of default and loss given default assumptions and management’s judgment regarding classification of installment payment receivables based on certain risk characteristics as well as considerations of qualitative factors related to current and future economic conditions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the allowance for credit losses on installment payment receivables, including controls over the data gathered to support the assumptions relating to the probability of default and loss given default based on past experience, exposures at default, and management’s judgment regarding classification of installment payment receivables based on certain risk characteristics as well as considerations of qualitative factors related to current and future economic conditions in order to determine the allowance. These procedures also included, among others, evaluating the appropriateness of the model adopted by management to determine the allowance; evaluating the reasonableness of the probability of default and loss given default assumptions determined by management; testing the completeness and accuracy of data used in the model, including exposures at default and historical credit loss data; evaluating the reasonableness of management’s judgment regarding classification of installment payment receivables based on certain risk characteristics as well as considerations of qualitative factors related to current and future economic conditions. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the model, the underlying methodology, and significant assumptions used in determining the current expected credit losses.

Warranty provisions
As described in Notes 2(q) and 16 to the consolidated financial statements, the Company accrued for a warranty reserve for the vehicles it sold. As of December 31, 2021, the accrued warranty reserve was RMB371.1 million. The Company set up a warranty reserve through its best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency, and magnitude of future claims with reference made to the past claim history.
The principal considerations for our determination that performing procedures relating to warranty provisions is a critical audit matter are the significant judgment by management in determining the warranty costs, which in turn led to significant auditor judgment, subjectivity, and effort in performing procedures to evaluate the reasonableness of management’s estimates of the nature, frequency and magnitude of future claims with reference made to the past claim history.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the warranty provisions, including controls over management’s estimate of the nature, frequency, and magnitude of future claims with reference made to the past claim history, as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, evaluating the reasonableness of significant assumptions employed by management in developing their estimate on nature and frequency of future claims and the related projected costs to be incurred to repair or replace items under warranty, considering current performance and historical experience of the Company, including performing a lookback analysis by comparing forecasted claims in prior periods to actual claims incurred; testing the reliability, completeness, and relevance of management’s data relating to the actual claims incurred to date and verifying that such data was appropriately used by management in the estimation of future claims and determination of the warranty provisions.
/s/
PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 28, 2022
We have served as the Company’s auditor since 2019.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2(f)	29,209,388	11,024,906
Restricted cash	2(g)	2,332,145	609,975
Short-term deposits	2(h)	979,897	25,858,007
Short-term investments	2(j), 5	2,820,711	2,833,763
Accounts and notes receivable, net		1,128,892	2,673,494
Current portion of installment payment receivables, net	1 1	156,069	887,202
Inventory	6	1,343,025	2,661,921
Amounts due from related parties	2 6	682	32,785
Prepayments and other current assets	7	1,708,469	2,248,683

Total current assets		39,679,278	48,830,736

Non-current assets
Property, plant and equipment, net	8	3,081,502	5,424,776
Right-of-use assets, net	1 7	461,184	1,561,175
Intangible assets, net	9	607,781	878,724
Land use rights, net	1 0	249,934	595,471
Installment payment receivables, net	1 1	397,467	1,863,492
Other non-current assets	1 2	228,633	1,730,486
Long-term investments	1 3	1,000	1,549,176
Long-term deposits	2(h)	—	3,217,266

Total non-current assets		5,027,501	16,820,566

Total assets		44,706,779	65,651,302

F-
6

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB

LIABILITIES
Current liabilities
Short-term borrowings	1 5	127,900	—
Accounts and notes payable		5,111,745	12,362,186
Amounts due to related parties	2 6	12,062	24,919
Current portion of lease liabilities	1 7	119,565	373,488
Current portion of deferred revenue	1 9	163,617	418,227
Current portion of long-term borrowings	1 5	45,000	—
Accruals and other liabilities	1 4	2,256,165	4,811,107
Income taxes payable		1,209	22,737
Total current liabilities		7,837,263	18,012,664

Non-current liabilities
Long-term borrowings	1 5	1,645,000	1,675,106
Lease liabilities	1 7	352,501	1,189,754
Deferred revenue	19	144,767	479,061
Other non-current liabilities	1 6	297,439	2,148,139

Total non-current liabilities		2,439,707	5,492,060

Total liabilities		10,276,970	23,504,724

Commitments and contingencies	2 7

F-
7

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 8,850,000,000 and 9,250,000,000 shares authorized, 971,341,066 and 1,302,911,192 shares issued, 928,296,786 and 1,291,039,502 outstanding as of December 31, 2020 and 2021, respectively)	2 2	63	87
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 429,846,136 and 409,846,136 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	2 2	26	25
Class C Ordinary shares (US$0.00001 par value, 400,000,000 and nil shares authorized, 178,618,464 and nil shares issued and outstanding as of December 31, 2020 and 2021, respectively)	2 2	12	—
Additional paid-in capital		46,482,512	59,980,534
Statutory reserve		—	6,047
Accumulated deficit		(11,322,423)	(16,191,566)
Accumulated other comprehensive loss		(730,381)	(1,648,549)

Total shareholders’ equity		34,429,809	42,146,578

Total liabilities and shareholders’ equity		44,706,779	65,651,302

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB
Revenues
Vehicle sales	18	2,171,231	5,546,754	20,041,955
Services and others	18	149,988	297,567	946,176

Total revenues		2,321,219	5,844,321	20,988,131

Cost of sales
Vehicle sales		(2,733,531)	(5,350,479)	(17,733,036)
Services and others		(145,829)	(227,853)	(632,540)

Total cost of sales		(2,879,360)	(5,578,332)	(18,365,576)

Gross (loss) profit		(558,141)	265,989	2,622,555

Operating expenses (1)
Research and development expenses	2(t)	(2,070,158)	(1,725,906)	(4,114,267)
Selling, general and administrative expenses	2(u)	(1,164,569)	(2,920,649)	(5,305,433)

Total operating expenses		(3,234,727)	(4,646,555)	(9,419,700)

Other income, net	2 (x)	12,294	86,830	217,740

Loss from operations		(3,780,574)	(4,293,736)	(6,579,405)

Interest income		88,843	133,036	743,034
Interest expenses		(32,017)	(22,451)	(55,336)
Fair value gain on derivative liabilities		27,679	1,362,025	79,262
Fair value gain on long-term investments		—	—	591,506
Other non-operating income, net		4,397	90,364	383,833

Loss before income tax expenses		(3,691,672)	(2,730,762)	(4,837,106)

Income tax expenses	2 4 (a)	(1)	(1,223)	(25,990)

Net loss		(3,691,673)	(2,731,985)	(4,863,096)

F-
9

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB

Accretion on Preferred Shares to redemption value		(961,050)	(2,157,744)	—
Deemed contribution from repurchase of Preferred Shares		9,969	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.		(4,642,754)	(4,889,729)	(4,863,096)

Net loss		(3,691,673)	(2,731,985)	(4,863,096)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax		(2,968)	(724,433)	(918,168)

Total comprehensive loss attributable to XPeng Inc.		(3,694,641)	(3,456,418)	(5,781,264)

Accretion on Preferred Shares to redemption value		(961,050)	(2,157,744)	—
Deemed contribution from repurchase of Preferred Shares		9,969	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(4,645,722)	(5,614,162)	(5,781,264)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	2 5	349,450,580	754,270,914	1,642,906,400
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	2 5	(13.29)	(6.48)	(2.96)

(1)	Share-based compensation was allocated in operating expenses as follows:

		For the Year Ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB

Selling, general and administrative expenses		517	678,014	154,995
Research and development expenses		—	318,403	224,953

The accompanying notes are an integral part of these consolidated financial statements.

F-10

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Deficit
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018		463,189,950	30	(113,775,900)	(9)	—	(2,980)	(2,182,266)	(2,185,225)

Share-based compensation	2 3	—	—	13,333,325	—	517	—	—	517
Accretion on convertible redeemable Preferred Shares to redemption value	2 1	—	—	—	—	(10,486)	—	(950,564)	(961,050)
Deemed contribution from repurchase of Preferred Shares	2 1	—	—	—	—	9,969	—	—	9,969
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	(2,968)	—	(2,968)
Net loss		—	—	—	—	—	—	(3,691,673)	(3,691,673)

Balance as of December 31, 2019		463,189,950	30	(100,442,575)	(9)	—	(5,948)	(6,824,503)	(6,830,430)

F-
11

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data
)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ (Deficit) Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019		463,189,950	30	(100,442,575)	(9)	—	(5,948)	(6,824,503)	(6,830,430)

Cumulative effect of adoption of new accounting standard	2(i)	—	—	—	—	—	—	(2,074)	(2,074)
Repurchase of ordinary shares	2 2	(100,442,575)	(9)	100,442,575	9	—	—	—	—
Accretion on convertible redeemable Preferred Shares to redemption value as of the completion of the IPO	2 1	—	—	—	—	(393,883)	—	(1,763,861)	(2,157,744)
Issuance of ordinary shares	2 2	60,687,680	5	(60,687,680)	(5)	—	—	—	—
Issuance of ordinary shares upon the completion of the IPO	2 2	229,386,666	16	—	—	11,409,232	—	—	11,409,248
Issuance of ordinary shares upon the completion of the FO	2 2	110,400,000	7	—	—	15,980,220	—	—	15,980,227
Issuance of ordinary shares for the vested RSUs	2 2	14,850,560	1	—	—	(1)	—	—	—
Share-based compensation due to vesting of restricted shares	23	—	—	17,643,400	1	57,874	—	—	57,875
Share-based compensation due to vesting of RSUs	2 3	—	—	—	—	544,659	—	—	544,659
The immediate vesting of RSUs upon grant date	2 3	—	—	—	—	393,883	—	—	393,883
Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	2 1	801,733,385	55	—	—	18,490,528	—	—	18,490,583
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	(724,433)	—	(724,433)
Net loss		—	—	—	—	—	—	(2,731,985)	(2,731,985)

Balance as of December 31, 2020		1,579,805,666	105	(43,044,280)	(4)	46,482,512	(730,381)	(11,322,423)	34,429,809

F-
12

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value		Statutory reserve
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		1,579,805,666	105	(43,044,280)	(4)	46,482,512	—	(730,381)	(11,322,423)	34,429,809

Share-based compensation	2 3	—	—	—	—	379,948	—	—	—	379,948
Issuance of treasury shares	2 2	9,396,714	1	(9,396,714)	(1)	—	—	—	—	—
Issuance of ordinary shares for the vested RSUs	2 2	26,471,648	1	40,569,304	4	(5)	—	—	—	—
Issuance of ordinary shares upon the completion of the Global Offering	2 2	97,083,300	6	—	—	13,118,079	—	—	—	13,118,085
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	(918,168)	—	(918,168)
Net loss		—	—	—	—	—	—	—	(4,863,096)	(4,863,096)
Appropriations to statutory reserve	2(aa)	—	—	—	—	—	6,047	—	(6,047)	—

Balance as of December 31, 2021		1,712,757,328	113	(11,871,690)	(1)	59,980,534	6,047	(1,648,549)	(16,191,566)	42,146,578

The accompanying notes are an integral part of these consolidated financial statement.

F-1
3

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB
Cash flows from operating activities
Net loss		(3,691,673)	(2,731,985)	(4,863,096)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	8	125,453	302,974	573,247
Amortization of intangible assets	9	7,681	20,169	25,875
Amortization of right-of-use assets		88,208	109,473	229,031
Amortization of land use rights	1 0	5,323	5,323	9,642
Loss of disposal of property, plant and equipment	2(l)	1,191	6,167	36,508
Impairment of property, plant and equipment		79,185	63,251	34,589
Current expected credit loss of accounts and notes receivable	2(i)	3,812	6,216	16,175
Current expected credit loss of installment payment receivables	2(i)	833	3,454	49,978
Current expected credit loss of other current assets	2(i)	—	369	3,578
Inventory write-downs	2(k), 6	109,505	92,612	162,433
Foreign exchange gains		(8,363)	(81,181)	(313,580)
Interest income		(66,782)	(65,676)	(351,926)
Share-based compensation	2 3 (b)(c)	517	996,417	379,948
Fair value gain on derivative assets or derivative liabilities		(27,679)	(1,362,025)	(79,262)
Fair value gain on long-term investments		—	—	(591,506)
Changes in operating assets and liabilities :
Accounts and notes receivable		(504,618)	(595,908)	(1,560,777)
Inventory		(394,295)	(981,521)	(1,940,225)
Amounts due from related parties		4,351	21,923	(32,103)
Prepayments and other current assets		(418,103)	(792,863)	(652,033)
Other non-current assets		(5,616)	(30,808)	(68,136)
Accounts and notes payable		739,053	4,157,799	7,250,441
Deferred revenue	19	83,132	222,886	588,904
Lease liabilities		(84,626)	(108,134)	(237,846)
Accruals and other liabilities		520,547	722,967	2,260,378
Other non-current liabilities		26,155	266,932	187,923
Installment payment receivables		(156,634)	(401,190)	(2,247,136)
Amounts due to related parties		678	11,384	12,857
Income taxes payable		—	1,209	21,528

Net cash used in operating activities		(3,562,765)	(139,766)	(1,094,591)

Cash flows from investing activities
Maturities (placement) of short-term deposits		759,975	(979,897)	(24,899,368)
Maturities (placement) of short-term investments		1,905,210	(2,347,191)	62,305
Placement of long-term deposits		—	—	(3,157,891)
Purchase of property, plant and equipment		(1,831,593)	(806,067)	(2,299,698)
Receipt of government subsidy related to assets		83,201	243,838	12,954
Maturities of derivative assets or derivative liabilities		—	—	233,050
Purchase of intangible assets		(76,760)	(426,089)	(288,084)
Disposal of property, plant and equipment		263	24,505	24,124
Purchase of land use rights		—	—	(223,113)
Prepayment for acquisition of assets		(100,000)	—	(23,132)
Prepayments for subscription of equity securities		—	—	(50,000)
Prepayment for acquisition of land use rights		—	(130,260)	(1,507,170)
Disposal of equity investment in a company	9	—	16,000	—
Cash paid for long-term investments		—	(1,000)	(959,855)

Net cash provided by (used in) investing activities		740,296	(4,406,161)	(33,075,878)

F-1
4

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB
Cash flows from financing activities
Proceeds from issuance of convertible redeemable Preferred Shares		2,678,612	7,282,554	—
Proceeds from IPO, net of issuance costs		—	11,410,386	—
Proceeds from FO, net of issuance costs		—	15,988,903	—
Proceeds from Global Offering, net of issuance costs		—	—	13,146,811
Proceeds from borrowings	1 5	1,620,000	1,028,335	840,106
Repayment of borrowings	1 5	(748,060)	(1,380,385)	(982,900)
Loans from a related party	2 6	—	1,063,434	—
Repayment of loans to a related party	2 6	—	(1,063,434)	—
Repurchase of Preferred Shares		(55,000)	—	—
Proceeds from non-controlling interests	14, 16	98,010	—	1,660,000
Payments of listing expenses		—	—	(36,924)

Net cash provided by financing activities		3,593,562	34,329,793	14,627,093

Effects of exchange rate changes on cash, cash equivalents and restricted cash		5,125	(650,076)	(363,276)
Net increase (decrease) in cash, cash equivalents and restricted cash		776,218	29,133,790	(19,906,652)
Cash, cash equivalents and restricted cash at beginning of the year		1,631,525	2,407,743	31,541,533

Cash, cash equivalents and restricted cash at end of the year		2,407,743	31,541,533	11,634,881

Supplemental disclosure of cash flows information
Cash paid for interest, net of amounts capitalized		(26,406)	(76,093)	(126,090)
Acquisition of property, plant and equipment included in liabilities		762,151	235,117	843,732
The accompanying notes are an integral part of these consolidated financial statements.

F-1
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amount in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations

(a) Principal activities

XPeng Inc. (“XPeng” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.
The Group designs and develops smart electric vehicles. It delivered its first model of smart electric vehicles, G3, commercially in December 2018, and delivered its second model of smart electric vehicles, a four-door sports sedan, P7, since May 2020. It delivered the G3i, the new mid-cycle
facelift version of the G3, since August 2021, and delivered its third model of smart electric vehicles, a family sedan featured with LiDAR, P5, since September 2021. It manufactures the P7, the G3i and the P5 through its own plant in Zhaoqing. As of December 31, 2020 and 2021, its primary operations are conducted in the People’s Republic of China (“PRC”).
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

•
In September 2019, the Company issued 17,897,478 ordinary shares, 2,021,635 Series A Preferred Shares, 1,859,082 Series A1 Preferred Shares, 23,343 Series A2 Preferred Shares, 3,198,839 Series B Preferred Shares, 4,361,678 Series B1 Preferred Shares, 1,045,497 Series B2 Preferred Shares, 3,183,626 Series C Preferred Shares and 7,612,147 warrants in aggregate, to the existing shareholders of Chengxing, based on their respective equity interests in Chengxing. Concurrently, as a transitional arrangement and part of the Reorganization, a series of contractual agreements were entered into among WFOE, Chengxing and its existing shareholders, including the exclusive business cooperation agreement, the equity pledge agreement, the exclusive option agreement and the power of attorney. Consequently, WFOE became the primary beneficiary of Chengxing. In May 2020, WFOE exercised its rights under the contractual arrangements
and purchased 100% of Chengxing. Consequently, Chengxing became an indirect wholly owned subsidiary of XPeng Inc.

The equity interests held by the existing shareholders in the Company after the Reorganization are the same as the equity interests held by them in Chengxing before the Reorganization. Out of the equity interests issued, 43.44%, 38.09% and 18.47% were in the form of ordinary shares, Preferred Shares and warrants, respectively.

F-1
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(b) History of the Group and Reorganization (continued)

Prior to the Reorganization, the shareholders of Chengxing included individual shareholders and institutional shareholders. Pursuant to laws applicable to PRC residents and entities incorporated in the PRC, PRC individuals should complete registration of its outbound investments (i.e. the foreign exchange registration under State Administration of Foreign Exchange (“SAFE”) Circular 37), and PRC institutional investors should complete its statutory filings and foreign exchange registrations for outbound investment (i.e. ODI), respectively, before such PRC residents or entities’ can legally own offshore investments or equity interests in offshore entities. As such, all PRC individual shareholders and PRC institutional shareholders of Chengxing were required to complete their relevant registrations and/or statutory filings, as appropriate, before they could, in accordance with applicable PRC laws, hold directly or indirectly the ordinary shares of the Company, which is incorporated under the laws of the Cayman Islands. The warrants were to reflect the holder’s (indirect) rights, obligations and interest in the Company as if the holders were holding Preferred Shares of the Company before the holders complete their necessary registration for outbound investment to exercise their warrants into Preferred Shares of the Company. After the holders had completed the necessary registration for outbound investment, the holders were required to exercise the warrants immediately at a nil price per share. The warrants were also transferrable by the holder subject to approval of the Company’s board of directors. Accordingly, the warrants had been accounted for and presented based on the terms on the underlying Preferred Shares that the warrants were exercisable into (see Note 21).
The shareholders and their respective equity interest in the Company remained the same immediately before and after the Reorganization. Further, the Company, being the holding company after the Reorganization, is a newly established shell company. Accordingly, the Company determined that the Reorganization lacks substance and should be treated as a non-substantive
merger with no change in the basis of assets, liabilities and shareholders’ deficits of Chengxing.
On March 20, 2020, the Company completed a 1:25 share split of all of its ordinary and Preferred Shares of the Company. All shares and per share amounts presented in the consolidated financial statements have been retrospectively adjusted to reflect the share split.
In August and December 2020, the Company completed its initial public offering (“IPO”) and follow-on offering (“FO”) on the New York Stock Exchange (“NYSE”) (Note 22).
In July 2021, the Company completed its global offering (“Global Offering”), including the Hong Kong Public Offering and the International Offering, on the Hong Kong Stock Exchange (“HKEX”) (Note 22).

F-1
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(b) History of the Group and Reorganization (continued)

As of December 31, 2021, the Company’s principal subsidiaries and VIEs are as follows:

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Equity interest held	Principal activities
Chengxing (1)	PRC	January 09, 2015	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd.(“Xiaopeng Technology”)	PRC	May 12, 2016	100%	Design and technology development
Guangzhou Xiaopeng Automobile Manufacturing Co., Ltd.	PRC	April 07, 2017	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng New Energy Investment Co., Ltd.(“Zhaoqing Xiaopeng New Energy”) (2)	PRC	February 13, 2020	50%	Manufacturing of vehicles
Zhaoqing Xiaopeng Automobile Co., Ltd.(“Zhaoqing XPeng”)	PRC	May 18, 2017	100%	Manufacturing of vehicles
Xiaopeng Automobile Sales Co., Ltd.	PRC	January 08, 2018	100%	Vehicle wholesale and retail
Beijing Xiaopeng Automobile Co., Ltd. (“Beijing Xiaopeng”)	PRC	April 28, 2018	100%	Vehicle wholesale and retail, design and technology development
Shenzhen Xiaopeng Automobile Sales Service Co., Ltd.	PRC	August 06, 2018	100%	Vehicle wholesale and retail
Shanghai Xiaopeng Automobile Sales Service Co., Ltd.	PRC	October 10, 2018	100%	Vehicle wholesale and retail
Guangzhou Xiaopeng Automatic Driving Technology Co., Ltd	PRC	November 18, 2019	100%	Technology development
Shanghai Xiaopeng Motors Technology Co., Ltd.	PRC	February 12, 2018	100%	Technology development and vehicle retail
Guangzhou Xiaopeng Smart Charging Technology Co. Ltd.	PRC	June 22, 2020	100%	Smart charging technology development
XSense. AI, Inc.	United States	November 27, 2018	100%	Technology development
XMotors. AI, Inc.	United States	January 05, 2018	100%	Technology development
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	100%	Investment holding

(1)
As a transitional arrangement and part of the Reorganization, a series of contractual agreements were entered into among WFOE, Chengxing and its existing shareholders, including the exclusive business cooperation agreement, the equity pledge agreement, the exclusive option agreement and the power of attorney. Consequently, WFOE became the primary beneficiary of Chengxing. In May 2020, WFOE exercised its rights under the contractual arrangement and purchased 100% of Chengxing. Consequently, Chengxing became an indirect wholly owned subsidiary of XPeng Inc.

F-1
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(b) History of the Group and Reorganization (continued)

(2)
On February 13, 2020, Zhaoqing Xiaopeng New Energy was established by (i) Zhaoqing XPeng, which is a wholly owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng Motor Technology Co., Ltd. (“Zhaoqing Kunpeng”), which is jointly owned by two shareholders of the Company. Each of Zhaoqing XPeng and Zhaoqing Kunpeng subscribed for 50% of the equity interest of Zhaoqing Xiaopeng New Energy, with Zhaoqing Kunpeng’s capital contribution representing a nominal amount of RMB0 Yuan. Zhaoqing Xiaopeng New Energy holds a license for the manufacture of EVs and smart EVs which was approved by the Ministry of Industry and Information Technology (‘MIIT”). Pursuant to the terms of the arrangement, Zhaoqing Kunpeng does not have substantive participating rights to and is not entitled to any economic interest in Zhaoqing Xiaopeng New Energy. Therefore, Zhaoqing Xiaopeng New Energy has historically been consolidated by the Company as Zhaoqing XPeng substantially controls the entity’s assets and operating activities and bears fully all risks and rewards of ownership.

On February 13, 2020, Zhaoqing XPeng and Zhaoqing Kunpeng entered into a share transfer agreement, among which Zhaoqing Kunpeng agreed to transfer the 50% of the equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing XPeng at the price of the higher of (i) RMB1 Yuan or (ii) the capital injection actually paid by Zhaoqing Kunpeng upon the earlier of (i) the removal of the PRC foreign investment restrictions in whole-unit vehicle industry; or (ii) December 31, 2022.
Effective from January 1, 2022, the PRC foreign investment restrictions in whole-unit vehicle industry were removed. Therefore, on January 4, 2022, Zhaoqing Kunpeng transferred its 50% equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing XPeng for a total cash consideration of RMB1 Yuan, after which Zhaoqing Xiaopeng New Energy become the Company’s indirect wholly owned subsidiary (Note 28(a)). This transfer results in the continued consolidation of Zhaoqing Xiaopeng New Energy by the Company.

(3)	The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(b) History of the Group and Reorganization (continued)

	Place of incorporation	Date of incorporation or acquisition	Principal activities
VIEs
Guangzhou Zhipeng IoV Technology Co., Ltd.(“Zhipeng IoV”) (Note 1(c)(i))	PRC	May 23, 2018	Business of development and the operation of an Internet of Vehicles network
Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd.(“Yidian Chuxing”) (Note 1(c)(ii))	PRC	May 24, 2018	Business of provision of online-hailing services through online platform
Guangzhou Xintu Technology Co., Ltd. (“Xintu Technology”) (Note 1(c)(i))	PRC	April 27, 2021	Surveying and mapping

VIEs’ subsidiary
Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. (“Zhipeng Kongjian”, formerly known as Jiangsu Zhitu Technology Co., Ltd.) (Note 1(c)(i))	PRC	June 23, 2021	Surveying and mapping
(c) Variable interest entity
(i) Zhipeng IoV which is primarily engaged in the business of development and the operation of an Internet of Vehicles network was established by two shareholders of the Company (the “Zhipeng IoV’s Nominee Shareholders”) on May 23, 2018. On May 28, 2018, Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with effective control over Zhipeng IoV to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Management concluded that Zhipeng IoV is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Zhipeng IoV and shall consolidate the financial results of Zhipeng IoV in the Group’s consolidated financial statements.
On April 27, 2021, Zhipeng IoV established Xintu Technology and became the only shareholder of Xintu Technology. On June 23, 2021, Xintu Technology acquired 100% of the equity interest of Zhipeng Kongjian which possesses surveying and mapping qualification certificate, which is determined to be an asset acquisition (Note
9
(ii)).

F-
20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(c)	Variable interest entity (continued)

On August 12, 2021, Guangzhou Kuntu Technology Co., Ltd. (“Kuntu Technology”), a company controlled by the Zhipeng IoV’s Nominee Shareholders, acquired 100% of the equity interest of Xintu Technology from Zhipeng IoV. On the same day, Xiaopeng Technology, Xintu Technology and Kuntu Technology entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Xintu Technology. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with effective control over Xintu Technology to direct the activities that most significantly impact Xintu Technology’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Xintu Technology. Management concluded that Xintu Technology is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Xintu Technology and shall consolidate the financial results of Xintu Technology in the Group’s consolidated financial statements. As of December 31, 2021, Xintu Technology did not have significant operations, nor any material assets or liabilities.
On September 6, 2021, Xiaopeng Technology (wholly owned by the Company) acquired 50% equity interests in Zhipeng IoV from Zhipeng IoV’s Nominee Shareholders. At the same time, the aforementioned contractual agreements had been modified to reflect the change of equity interests in Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with effective control over Zhipeng IoV, to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. As of December 31, 2021, Zhipeng IoV did not have significant operations, nor any material assets or liabilities.
(ii) Yidian Chuxing which is primarily engaged in the business of provision of online-hailing services through online platform was established by two shareholders of the Company (the “Yidian Chuxing‘s Nominee Shareholders”) on May 24, 2018. On May 28, 2018, Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd, (“Xiaopeng Chuxing”), Yidian Chuxing, and Yidian Chuxing‘s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements provide the Company, as the only shareholder of Xiaopeng Chuxing, with effective control over Yidian Chuxing to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Management concluded that Yidian Chuxing is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Chuxing and shall consolidate the financial results of Yidian Chuxing in the Group’s consolidated financial statements.
On September 10, 2021, Xiaopeng Chuxing (wholly owned by the Company) acquired 50% equity interests in Yidian Chuxing from Yidian Chuxing‘s Nominee Shareholders. At the same time, the aforementioned contractual agreements have been modified to reflect the change of equity interests in Yidian Chuxing. Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing‘s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with effective control over Yidian Chuxing, to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. As of December 31, 2021, Yidian Chuxing did not have significant operations, nor any material assets or liabilities.

F-
21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(d)	Liquidity
The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB3,691,673, RMB2,731,985 and RMB4,863,096 for the years ended December 31, 2019, 2020 and 2021, respectively. Accumulated deficit amounted to RMB11,322,423 and RMB16,191,566 as of December 31, 2020 and 2021, respectively. Net cash used in operating activities was approximately RMB3,562,765, RMB139,766 and RMB1,094,591 for the years ended December 31, 2019, 2020 and 2021, respectively.
The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its IPO and FO on NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11,409,248 and RMB15,980,227, respectively. In July 2021, with the completion of its Global Offering on HKEX, the Group received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15,823,315. As of December 31, 2021, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB9,917 restricted as to withdrawal or use for legal disputes, short-term deposits and short-term investments was RMB40,316,734.
Management has concluded, after giving consideration to its plans as transactions described above, the net proceeds received upon completion of IPO, FO and the Global Offering on HKEX, and existing balance of cash and cash equivalents, short-term deposits and short-term investments as of December 31, 2021, that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

F-
22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation
The shareholders and their respective equity interests in the Company remain the same immediately before and after the Reorganization. Further, the Company, being the holding company after the Reorganization, is a newly established shell company. Accordingly, the Company determined that the Reorganization lacks substance and should be treated as a non-substantive
merger with no change in the basis of assets, liabilities and shareholders’ deficits of Chengxing.
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

F-2
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(c)	Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses, the fair value of the redemption value of the Preferred Shares, determination of the fair value of derivative assets or liabilities arising from forward exchange contracts, determination of the fair value of debt investments accounted for under the fair value option as well as subsequent adjustments due to significant observable price changes for equity investments without readily determinable fair values and not accounted for by the equity method.
Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Functional currency and foreign currency translation
The Company uses Renminbi (“RMB”) as its reporting currency. The functional currencies of the Company and its subsidiaries which are incorporated in the Cayman Islands, British Virgin Islands, United States, Hong Kong and other regions is United States dollars (“US$”) or their respective local currencies, while the functional currencies of the other subsidiaries and VIEs which are incorporated in the PRC are RMB.

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

F-2
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(e)	Fair value
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
Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, accounts and notes receivable, installment payment receivables, long-term deposits, long-term investments, derivative assets, other assets, accounts and notes payable, short-term borrowings, lease liabilities, accruals and other liabilities, derivative liabilities and long-term borrowings. As of December 31, 2020 and 2021, the carrying values of these financial instruments, except for other non-current
assets, long-term deposits, long-term borrowings and
non-current
portion for lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.

F-2
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(e)	Fair value (continued)

Financial assets and liabilities that are measured at fair value on a recurring basis consist of short-term investments, debt investments that are accounted for under the fair value option and derivative assets or liabilities. All of its short-term investments and derivative assets or liabilities, which are comprised primarily of structured deposits, bank financial products and forward exchange contracts, are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate, gold market price or benchmark interest rates. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as interest rates and currency rates.
The Group has debt investments that are accounted for under the fair value option (Note 13) and derivative liabilities relating to the redemption right that meet the definition of a derivative (Note 21). Both debt investments that are accounted for under the fair value option and derivative liabilities are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings. Such debt investments that are accounted for under the fair value option and derivative liabilities in relation to the redemption right that meet the definition of a derivative are classified within Level III of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Company has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

(f)	Cash and cash equivalents
Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
Cash and cash equivalents as reported in the consolidated statements of cash flows are presented separately on the consolidated balance sheets as follows:

	As of December 31,2020		As of December 31,2021
	Amount	RMB equivalent	Amount	RMB equivalent
Cash and cash equivalents:
RMB	4,428,120	4,428,120	8,513,644	8,513,644
US$	3,793,451	24,781,268	281,083	1,788,100
HKD	—	—	852,743	695,738
Others	—	—	not applicable	27,424

Total		29,209,388		11,024,906

As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong and United States.

(g)	Restricted cash
Restricted cash primarily represents bank deposits for letter
s
of credit, bank notes and forward exchange contracts amounted to RMB2,296,560 and RMB600,058 as of December 31, 2020 and 2021, respectively. In addition, restricted cash includes certain deposits, amounting to RMB35,585 and RMB9,917, as of December 31, 2020 and December 31, 2021, respectively, that are restricted due to legal disputes.

F-2
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(h)	Short-term and long term deposits
Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2020 and 2021, substantially all of the Group’s short-term deposits amounting to RMB979,897 and RMB25,858,007, respectively, had been
placed in reputable financial institutions in the PRC.
Long-term deposits of the Group represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the periods presented. As of December 31, 2020 and 2021, substantially all of the Group’s long-term deposits amounting to nil and RMB3,217,266, respectively, had been
placed in reputable financial institutions in the PRC.

(i)	Current expected credit losses
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
The Group’s accounts and notes receivable, other current assets, and installment payment receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets and installment payment receivables, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions and supportable forecasts of future economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter end based on the Group’s specific facts and circumstances. For the years ended December 31, 2020 and 2021, the Group recorded
RMB10,039 and RMB69,731 in expected credit loss expense in selling, general and administrative expenses, respectively. As of December 31, 2020, the expected credit loss provision recorded in current and non-current
assets
wer
e RMB8,220 and RMB4,287, respectively. As of December 31, 2021, the expected credit loss provision recorded in current and non-current
assets
wer
e RMB34,198 and RMB32,898
, respectively.
The Group typically does not record significant accounts and notes receivable related to vehicle sales and other services as customer payments are due prior to vehicle delivery, except for vehicle sales which include government subsidies that are collected from the government on behalf of customers.
Installment payment receivables primarily consist of the aggregate receivables of the installment payments for vehicles or batteries due from customers. The Group classified its installment payment receivables into different categories from performing to non-performing
based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. The lifetime current expected credit losses for the installment payment receivables was determined by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. As of December 31, 2020 and 2021, the majority of the installment payment receivables had been categorized as performing since the customers had a low risk of default, a strong capacity to meet contractual cash flows and had no past due repayments and the amounts of installment payment receivables of other categories were immaterial.
The Group considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case
basis for particular aged receivable balances.
The Group’s expected credit loss of cash and cash equivalents, restricted cash, time deposit in bank within the scope of ASC Topic 326 were immaterial.

F-2
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(i)	Current expected credit losses (continued)

The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable, other current assets and installment payment receivables for the year ended December 31, 2020 and 2021:

For the Year Ended
December 31, 2020
Balance as of December 31, 2019	4,645
Adoption of ASC Topic 326	2,074

Balance as of January 1, 2020	6,719
Current period provision	10,039
Write-offs	(4,251)

Balance as of December 31, 2020	12,507

For the Year Ended
December 31, 2021
Balance as of December 31, 2020	12,507
Current period provision	69,731
Write-offs	(15,142)

Balance as of December 31, 2021	67,096

(j)	Short-term investments
For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive loss. The Group’s short-term investments in financial instruments were RMB2,820,711 and RMB2,833,763 as of December 31, 2020 and 2021,

respectively.

(k)	Inventory
Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present condition, which approximates actual cost using the monthly weighted average method. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.
Inventory write-downs of RMB109,505, RMB92,612 and RMB162,433 were recognized in cost of sales for the years ended December 31, 2019, 2020 and 2021.

F-2
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(l)	Property, plant and equipment, net
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
Depreciation for mold
s
and tooling
s
is computed using the
units-of-production
method whereby capitalized costs are amortized over the total estimated productive units of the related assets.
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
The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss. Losses on the disposal of property, plant and equipment amounting to RMB1,191, RMB6,167 and RMB36,508 were recognized in operating expenses during the years ended December 31, 2019, 2020 and 2021, respectively.

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(m)	Intangible assets, net
Intangible assets consist of manufacturing license, surveying and mapping qualification, license plate, software and license of maintenance and overhauls. Intangible assets with finite lives, including software and license of maintenance and overhaul, are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.
Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives
Software	2 to 10 years
License of maintenance and overhauls	26 months
The Group estimates the useful life of the software to be 2 to 10 years based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets. The Group estimates the useful life of the license of maintenance and overhauls to be 26 months based on the contract terms.
The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.
Intangible assets that have indefinite useful lives were manufacturing license, surveying and mapping qualification and license plates as of December 31, 2021. No useful life was determined in the contract terms when the Group acquired the manufacturing license, surveying and mapping qualification and license plates. The Group expects that the manufacturing license, surveying and mapping qualification and license plates are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite.
The Group evaluates indefinite-lived intangible assets as at each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electronic vehicle industry in China, the Group’s improving financial performance, the stable macroeconomic conditions in China and the Group’s future manufacturing plans, the Company determined that it is not likely that the license plate, the surveying and mapping qualification certificate and the manufacturing license were impaired as of December 31, 2020 and 2021. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2019, 2020 and 2021.

(n)	Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 50 years that represent the terms of land use rights certificate.

F-
30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(o)	Long-term investments
The Group’s long-term investments include equity investments, over which the Group has neither significant influence nor control, and debt investments.
Equity Investments with Readily Determinable Fair Values
Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.
Equity Investments without Readily Determinable Fair Values
The Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.
Debt Investments
The Group elected to account for certain debt investments under the fair value option including convertible bonds, and preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option permits the irrevocable election on an instrument-by-instrument
basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Interest income from debt investments is recognized in earnings using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

F-
31

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
The Group provided a manufacturer’s standard warranty on all vehicles sold. The Group accrued for a warranty reserve for the vehicles sold by the Group, which included the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current
liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.
The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

F-
32

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
are not met.
When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.
A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities primarily result from the multiple performance obligations identified in the vehicle sales contract, which are recorded as deferred revenue and recognized as revenue based on the consumption of the services or the delivery of the goods.

F-3
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

Vehicle sales
The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within
 4 years or 100,000
kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPeng-branded super charging stations and lifetime warranty of battery, which are defined by the Group’s sales policy and accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer.
Car buyers in the PRC are entitled to government subsidies when they purchase electric vehicles. For efficiency purpose and better customer service, the Group or Zhengzhou Haima Automobile Co., Ltd. (“Haima Auto”) applies for and collect such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. The Group determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group due to the buyer’s fault such as refusal or delay of providing the relevant application information.
In the instance that some eligible customers select to pay by installments for vehicles or batteries under an auto financing program provided to the customers by the Group, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The Group allocates the financing amount to all performance obligations proportionately based on their relative selling prices, as conditions prescribed under ASC
606-10-32-37
are not met.
Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as other sales.
The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the vehicle and household charging pile is recognized at a point in time, when the control of the vehicle is transferred to the customer and the charging pile is installed at customer’s designated location. For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, the Group recognizes revenue over time based on a straight-line method initially. The Group will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect differences between actual costs incurred versus the straight line cost attribution. For the free battery charging within 4 years or 100,000 kilometers and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage (rather than a time-based method) best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPeng-branded super charging stations, the Group recognizes the revenue over time based on a straight-line method during the expected useful life of the vehicle.
Initial refundable deposits for intention orders and
non-refundable
deposits for vehicle reservations received from customers prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount relating to those unperformed obligations. At the same time, advances from customers are classified as a contract liability (deferred revenue) as part of the consideration.

F-3
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

Vehicle sales (continued)

XPILOT, the Group’s intelligent driving system, provides assisted driving and parking functions tailored for different driving behaviors and road conditions in China. The Group rolled out XPILOT 3.0 in January 2021. A customer can subscribe for XPILOT 3.0 by either making a lump sum payment or paying annual installments over a three-year period. XPILOT 3.0 will feature several new functions, including a navigation guided pilot for highway driving and advanced intelligent parking. Revenue related to XPILOT 3.0 is recognized at a point in time when intelligent driving functionality of XPILOT 3.0 is activated and transferred to the customers.
Other services
The Group provides other services to customers including services embedded in a sales contract, super charging service, maintenance service, technical support services, ride hailing services, auto financing services and others.
Services embedded in a sales contract may include free battery charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free battery charging services in XPeng-branded charging station. Other services also include super charging service, maintenance service and technical support services. These services are recognized under ASC 606.
The Group provides ride hailing services with smart commuting solutions to customers by using the Group’s self-owned G3 vehicles, and hiring and training drivers managed by third party agents via service agreements entered into with them. The Group believes it acts as a principal in the ride hailing services as it controls a specified good or service before it is transferred to the customers. The revenue for ride hailing services is recognized overtime in a period when the ride hailing services is consumed under ASC 606.
Practical expedients and exemptions
The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site
troubleshooting, parts replacement service and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these five services will be very limited. The Group also performs an estimation on the stand-alone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.
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

F-3
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

Customer Upgrade Program

In the third quarter of 2019, due to the upgrade of the G3 vehicle from the 2019 version (“G3 2019”) to its 2020 version (“G3 2020”), the Group voluntarily offered all owners of G3 2019 the options to either receive loyalty points, valid for 5 years from the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in
right contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. The owners of G3 2019 had to choose one out of the two options within
30
days
after receiving the notice. Anyone who did not make the choice before the date was deemed to forgo the rights to the options. At the time the offers were made, the Group still had unfulfilled performance obligations for services to the owners of G3 2019 associated with their original purchase. The Group considered this offering is to improve the satisfaction of the owners of G3 2019 but not the result of any defects or resolving past claims regarding the G3 2019.
As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, the Group considers this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for these additional rights, the contract modification is accounted for as a termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in
right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the time of the contract modification. This reallocation is based on the relative stand-alone selling prices of these goods and services.
For the material right attached with loyalty points, the Group estimated the probability of points redemption when determining the stand-alone selling price. Due to the fact that most merchandises can be redeemed without requiring a significant amount of points, as compared with the amount of points granted to the customers, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. The Group will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.
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
120-day
period, the
trade-in
right expires. The guaranteed
trade-in
value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in
right on a stand-alone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, the Group does not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in
right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. The Group believes the guaranteed trade-in
value will be greater than the expected market value of the G3 2019 at the time the trade-in
rights become exercisable, and therefore, the excess value is essentially a sales discount granted on the new vehicle purchase. The Group estimated the potential forfeiture rate based on the market expectation of the possibility of future buying and applied the forfeiture rate when determining the stand-alone selling price at the date of contract modification. The amount allocated to the trade-in
right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in
right is exercised and a new vehicle is purchased. The Group will continue to reassess the reasonableness of the forfeiture rate applied in the subsequent reporting periods.

F-3
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(s)	Cost of sales
Vehicle
Cost of vehicle revenue includes direct parts, materials, labor costs and manufacturing overheads (including depreciation of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand
inventories that are either obsolete or in excess of forecasted demand, and impairment charge of property, plant and equipment.
Services and others
Cost of services and others revenue generally includes cost of direct parts, materials, labor costs, installment costs, costs associated with providing non-warranty
after-sales services and depreciation of associated assets used for providing the services.
Cost of ride hailing services revenue also includes agent and service fees paid to third party agents and revenue sharing fees to a third party data supporting entity.

(t)	Research and development expenses
All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2019, 2020 and 2021, R&D expenses were RMB2,070,158, RMB1,725,906 and RMB4,114,267 respectively.

(u)	Selling, general and administrative expenses
Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the years ended December 31, 2019, 2020 and 2021, advertising costs were RMB168,170, RMB517,135 and RMB873,256
,
respectively, and total sales and marketing expenses were RMB668,602, RMB1,737,765 and RMB4,276,366 respectively.
General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2019, 2020 and 2021, general and administrative expenses were RMB495,967, RMB1,182,884 and RMB1,029,067
,
respectively.

(v)	Employee benefits
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB215,046, RMB152,361 and RMB466,444 for the years ended December 31, 2019, 2020 and 2021, respectively.

F-3
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(w)	Government grants
The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction of Zhaoqing XPeng (“Zhaoqing manufacturing plant”). Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. Specific subsidies relating to interest expense already capitalized are accounted for as a reduction in such a capitalized amount with the subsidy benefit reflected over the related asset useful life through reduced depreciation expense. Specific subsidies relating to interest expenses incurred are initially recognized as a liability if the amount is received in advance (of the incurrence of interest expense). Such amounts would then reduce related interest expense when incurred. Other subsidies are recognized as other income upon receipt as further performance by the Group is not required.

(x)	Other income, net
For the years ended December 31, 2019, 2020, other income, net mainly represents other subsidies that are recognized upon receipt recognized
in profit or loss of RMB12,294 and
RMB86,830
, as further performance by the Group is not required.
For the year ended December 31, 2021, other income, net mainly represents other subsidies that are recognized
upon receipt
recognized
 in profit or loss of RMB350,596, as further performance by the Group is not required, offset partially by relocation and disposal cost of RMB132,856 related to the Haima Plant (Note 20).
For the year ended December 31, 2021, other subsidies recognized in other income mainly consisted of government subsidies of RMB214,486 to subsidize its repayment of the long-term borrowings of RMB700,000 due to Zhaoqing High-tech Zone before the original due date (Note 15).

(y)	Income taxes
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
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

F-3
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(z)	Share-based compensation
The Group grants restricted share units (“RSUs”), restricted shares and share options (collectively, “Share-based Awards”) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Share-based awards are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method or straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved.
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
Share options granted to employees includes both service condition and performance condition. Employees are required to provide continued services through the satisfaction of the occurrence of change of control or an IPO (“Liquidity Event”) to retain the award since no share option would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense to be recognized until the date of consummation of Liquidity Event.
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

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(z)	Share-based compensation (continued)

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
Restricted shares granted to two
co-founders:
In the year ended December 31, 2019, two
co-founders
have agreed that their founders’ shares would be subject to requisite service conditions that shall vest in a certain period. The restricted shares require future requisite service and it does not contain a market or performance condition that must be satisfied before the grant date. Accordingly, no share-based compensation expenses had been recognized prior to the grant date but would be recognized based on the fair value of the shares at the grant date over the requisite service period.
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
co-founders
have been vested.

F-
40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(aa)	Statutory reserve
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
For the years ended December 31,2019, 2020 and 2021, appropriations to general reserve fund and statutory surplus fund amounted to nil, nil and RMB6,047, respectively.

(ab)	Comprehensive loss
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

F-
41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(ac)	Leases
In February 2016, the FASB issued ASC 842, Leases, to require lessees to recognize all leases, with certain exceptions, on the balance sheets, while recognition on the statement of operations will remain similar to lease accounting under ASC 840. Subsequently, the FASB issued ASU
No. 2018-10,
Codification Improvements to Topic 842, Leases, ASU
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
right-of-use
assets.
The Group includes a
right-of-use
asset and lease liability related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. All of the Group’s leases are operating leases. Operating lease assets are included within right-of-use
assets, and the corresponding lease liabilities are included within current portion of lease liabilities for the current portion, and within lease liabilities for the long-term portion on the consolidated balance sheets as of December 31, 2020 and 2021.
The Group has lease agreements with lease and
non-lease
components, and has elected to utilize the practical expedient to account for the non-lease
components together with the associated lease component as a single combined lease component.
The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments.

F-
42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(ac)	Leases (continued)

(b) As a lessor
The Group provides vehicle leasing service to customers under operating lease.
The Group recognizes the lease payments as vehicle leasing income in profit or loss over the lease term on a straight-line basis.

(ad)	Dividends
Dividends are recognized when declared. No dividends was declared for the years ended December 31, 2019, 2020 and 2021, respectively.

(ae)	Earnings (losses) per share
Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, considering the accretion on Preferred Shares to redemption value and deemed contribution from repurchase of Preferred Shares, by the weighted average number of ordinary shares outstanding during the period using the two-class
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

F-4
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(af)	Segment reporting
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
No. 2019-12,
Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the Group’s financial results or financial position.
In January 2020, the FASB issued ASU
No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the Group’s financial results or financial position.
Recently issued accounting pronouncements not yet adopted
In March 2020, the FASB issued ASU
No. 2020-04,
Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (“GAAP”) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU is currently not expected to have a material impact on the Group’s financial results or financial position.
In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU is currently not expected to have a material impact on the Group’s financial results or financial position.

F-4
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

4.	Concentration and Risks

(a)	Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, long-term deposits and short-term investment. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, long-term deposits and short-term investments were placed with certain reputable financial institutions in the PRC and overseas. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits, long-term deposits and short-term investments are financially sound based on publicly available information.

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

F-4
5

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
Fair value measurement on a recurring basis
Assets and liabilities that were measured at fair value on a recurring basis were as follows:

	As of December 31, 2020				As of December 31, 2021
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Assets
Short-term investments (Note 2( j ))	2,820,711	—	2,820,711	—	2,833,763	—	2,833,763	—
Derivative assets – forward exchange contract (Note 2(e))	105,183	—	105,183	—	—	—	—	—
Debt investments(i) (Note 13 )	—	—	—	—	1,338,822	—	—	1,338,822

	2,925,894	—	2,925,894	—	4,172,585		2,833,763	1,338,822

Liabilities
Derivative liabilities - forward exchange contract (Note 2(e))	—	—	—	—	48,605	—	48,605	—

(i)
Debt investments do not have readily determinable market value, which were categorized as Level III in the fair value hierarchy. The Group uses a combination of valuation methodologies, including equity allocation model, market and income approaches based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of comparable companies. Since the debt investments were acquired at the end of 2021, no significant change in its fair value as of December 31, 2021.

Fair value measurement on a
non-recurring
basis
The Group measures investments without readily determinable fair value on a non-recurring
basis when impairment charges and fair value change due to observable price change are recognized. These non-recurring
fair value measurements use significant unobservable inputs (Level III). An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, it adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the backsolve method based on the equity allocation model with adoption of some key parameters such as risk-free rate, equity volatility, probability of each scenario and dividend yield.

F-4
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

6.	Inventory

Inventory consisted of the following:

	As of December 31,
	2020	2021
Finished goods	943,945	1,042,719
Raw materials	387,524	1,605,197
Work-in-process	11,556	14,005

Total	1,343,025	2,661,921

Raw materials primarily consist of materials for volume production.
Work-in-process
primarily consist of P7, G3i and P5 in production which will be transferred into production cost
s
when incurred.
Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale
s
at its delivery and service centers, vehicle parts and charging piles.
For the years ended December 31, 2019, 2020 and 2021, write-downs of inventories to net realizable value amounted to RMB109,505, RMB92,612 and RMB162,433, respectively, which were recognized in cost of sales.

7 .	Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021
Prepayments	909,327	1,300,805
Deductible input value-added tax	521,630	484,257
Deposits	30,006	83,939
Receivables from third party online payment service providers	16,988	78,620
Derivative assets (Note 5)	105,183	—
Others	125,335	301,062

Total	1,708,469	2,248,683

Prepayments primarily consist of prepayments for raw materials, marketing and consulting services provided by suppliers.
Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

F-
4
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

8 .	Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2020	2021
Construction in process	223,875	1,760,259
Mold s and tooling s	938,611	1,178,385
Machinery and equipment	1,047,461	1,123,512
Buildings	726,820	860,556
Vehicles	328,555	717,976
Leasehold improvements	216,923	376,219
Charging infrastructure	45,835	262,678
Computer and electronic equipment	87,304	147,273
Others	57,904	93,950

Sub-total	3,673,288	6,520,808

Less: Accumulated depreciation	(456,319)	(1,002,246)
Less: Impairment	(135,467)	(93,786)

Property, plant and equipment, net	3,081,502	5,424,776

The Group recorded depreciation expenses of RMB125,453, RMB302,974 and RMB573,247 for the years ended December 31, 2019, 2020 and 2021, respectively.
Vehicles represent the rides-qualified vehicles operated by the Group for the ride hailing services, certain vehicles under operating lease arrangement with customers, and the vehicles used for the Group’s daily internal operations.
Construction in progress primarily consists of the construction of Wuhan, Guangzhou and Zhaoqing manufacturing plant
s
and mold
s
, tooling
s
, machinery and equipment relat
ing
to the manufacturing of the Group’s vehicles. During the years ended December 31, 2019, 2020 and 2021, the Group capitalized RMB38,483, RMB26,351 and RMB10,598 of gross interest expenses, respectively.
Government subsidies related to capitalized interest expense were accounted for as a reduction of such amounts capitalized in connection with the construction of the manufacturing plants. The benefits of these subsidies will be reflected through reduced depreciation charges over the useful lives of these assets. Government subsidies relating to expensed interests are recognized as a liability if received in advance (of the incurrence of the interest expense). Such amounts, when recognized, will reduce the respective interest expenses to which the subsidies relate. In April 2020, the construction of Zhaoqing manufacturing plant had been completed and transferred to respective fixed assets.
The accumulated impairment loss was RMB135,467 and RMB93,786 as of December 31, 2020 and 2021, respectively, primarily due to the upgrade of the G3 in 2020 and the G3i in 2021.

F-4
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

9 .	Intangible Assets, Net

Intangible assets and related accumulated amortization consisted of the following:

	As of December 31, 2020			As of December 31, 2021
	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount
Finite-lived intangible assets
Software	114,118	(29,264)	84,854	158,589	(55,052)	103,537
License of maintenance and overhauls	2,290	(2,290)	—	2,290	(2,290)	—

Total finite-lived intangible assets	116,408	(31,554)	84,854	160,879	(57,342)	103,537

Indefinite-lived intangible assets
Manufacturing license (i)	494,000	—	494,000	494,000	—	494,000
Surveying and mapping qualification (ii)	—	—	—	250,000	—	250,000
License plates	28,927	—	28,927	31,187	—	31,187

Total indefinite-lived intangible assets	522,927	—	522,927	775,187	—	775,187

Total intangible assets	639,335	(31,554)	607,781	936,066	(57,342)	878,724

The Group recorded amortization expenses of RMB7,681, RMB20,169 and RMB25,875 for the years ended December 31, 2019, 2020 and 2021, respectively.
Total future amortization expenses for finite-lived intangible assets were estimated as follows:

Within 1 year	28,402
Between 1 and 2 years	27,877
Between 2 and 3 years	25,960
Between 3 and 4 years	15,800
Between 4 and 5 years	5,168
Thereafter	330

Total	103,537

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

9 .	Intangible Assets, Net (continued)

(i) In March 2020, the Group acquired a 100% equity interest in a company (the “Acquiree”) for a cash consideration of
RMB510
million. Shortly
thereafter, in June 2020, the Acquiree was sold for RMB16 million in cash. The net consideration of

RMB494
million was allocated to the manufacturing license which was the principal asset of the Acquiree and eventually retained by the Group after the sale. This transaction was structured and accounted for as an asset acquisition, where the retained asset constituted substantially the Acquiree’s value and has an indefinite life (under PRC regulations the license does not have a prescribed period for valid use). No impairment was recognized for the license as of December 31, 2020 and 2021.
(ii) Acquisition of the 100% equity interest in Zhipeng Kongjian
On May 20, 2021, the Group entered into a restructuring agreement to acquire
 100%
of the equity interests of Zhipeng Kongjian at a cash consideration of RMB
250
million during the bankruptcy procedures undertaken by Zhipeng Kongjian. Subsequently, Zhipeng Kongjian became a subsidiary of a VIE of the Group through a series of arrangements made (Note 1(c)). Zhipeng Kongjian is primarily engaged in the operations of land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps and it possesses a surveying and mapping qualification certificate. Upon completion of the acquisition on June 23, 2021, the consideration of RMB250 million was mainly allocated to the surveying and mapping qualification certificate since other assets retained by Zhipeng Kongjian was immaterial, and the Acquisition was determined to be an asset acquisition for accounting purpose. The useful life of this certificate is assessed as indefinite as it is expected that there is no difficulty for the Group to renew the valid period of the qualification under the relevant PRC laws and regulations. No impairment was recognized for the certificate as of December 31, 2021.

F-
50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

10.	Land Use Rights, Net

Land use rights and related accumulated amortization consisted of the following:

	As of December 31,
	2020	2021
Land use rights	264,886	620,065
Less: Accumulated amortization	(14,952)	(24,594)

Total land use rights, net	249,934	595,471

In November 2017, February 2018, May 2018, January 2021 and July 2021, the Group acquired land use rights to build factories for manufacturing vehicles of the Group in Zhaoqing and Guangzhou of Guangdong province, and Wuhan of Hubei province, the PRC.
The Group recorded amortization expenses for land use rights of RMB5,323, RMB5,323 and RMB9,642 for the years ended December 31, 2019, 2020 and 2021, respectively.

1 1 .	Installment Payment Receivables, Net
Installment payment receivables relating to the installment payments for vehicles
and
batteries from customers consisted of the following:

	As of December 31,
	2020	2021
Current portion of installment payment receivables, net	156,069	887,202
Non-current portion of installment payment receivables, net	397,467	1,863,492

Total	553,536	2,750,694

The Group recognized interest income resulting from a significant financing component of RMB4,929, RMB17,115 and RMB89,895 for the year
s
ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020, an allowance for credit losses of RMB4,287 had been provided for the current portion of installment payment receivables of RMB156,068 and long-term portion of installment payment receivables of RMB401,755.
As of December 31, 2021, an allowance for credit losses of RMB51,131 had been provided for the current portion of installment payment receivables of RMB905,435 and long-term portion of installment payment receivables of RMB1,896,390.

F-
51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

11.	Installment Payment Receivables, Net (continued)

Payment maturity analysis of installment payment receivables for vehicles and batteries for each of the next five years and a reconciliation of the gross receivables to the present value are as follows:

As of December 31,
2021
Within 1 year	1,029,526
Between 1 and 2 years	920,142
Between 2 and 3 years	598,274
Between 3 and 4 years	382,075
Between 4 and 5 years	184,498
Thereafter	5,530

Total receivables of installment payments	3,120,045

Less: Unrealized finance income	(318,220)

Installment payment receivables , gross	2,801,825
Less: Allowance for installment payment receivables	(51,131)

Installment payment receivables , net	2,750,694

1 2 .	Other Non-current Assets
Other
non-current
assets consisted of the following:

	As of December 31,
	2020	2021
Prepayment for purchase of land use rights(i)	130,260	1,507,170
Long-term deposits(ii)	60,655	128,791
Prepayments for subscription of equity securities(iii)	—	50,000
Prepayments for purchase of property and equipment	37,212	20,888
Others	506	23,637

Total	228,633	1,730,486

(i)
As of December 31, 2020 and 2021, prepayment for purchase of land use rights represent the cash considerations paid to acquire the land use rights for the constructions of manufacturing plants and R&D buildings.

(ii)	Long-term deposits primarily consist of deposits for offices and retail and service centers whose lease expiration dates are not within one year.
(iii)
In December 2021, the Group prepaid RMB50,000
to subscribe certain common shares of a company engaged in research, development, production and sales of semiconductors, which was subsequently converted into common shares in January 2022.

F-
52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1 3 .	Long-term investments

Long-term
investments consisted of the following:

	Equity investments without readily determinable fair values (i)	Debt investments (ii)	Total
Balance at December 31, 2020	1,000	—	1,000
Additons	209,900	749,955	959,855
Fair value change through earnings	—	591,506	591,506
Foreign currency translation	(546)	(2,639)	(3,185)

Balance at December 31, 2021	210,354	1,338,822	1,549,176

(i)	Equity investments without readily determinable fair values
Investment in Dogotix Inc. (“Dogotix”)
Dogotix is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research and development of robots with human-robot interaction function. In April 2021, the Group acquired minority preferred equity interests of Dogotix, a related party of the Group, for a total cash consideration of
 RMB19,900
during Dogotix’s Angel round of fund raising. The equity interests were not considered to be in-substance common stock as the preferred stock has substantive liquidation preference over the investee’s common stock. The investment is considered as equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment.
Other equity investments
In December 2021, the Group acquired minority common equity interests of a company, engaged in manufacturing of batteries for new energy vehicles for a total cash consideration of
 RMB190,000.
The equity interests in common stock do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment.

F-5
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

13.	Long-term investments (continued)

(ii)	Debt investments
Investment in H
T
Flying Car Inc. (“Huitian”)
Huitian is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research, development, production and sales of flying vehicles. In January 2021, the Group acquired minority preferred equity interests of Huitian (“Huitian’s Series Angel preferred shares”), a related party of the Group, for a total consideration of
RMB24,551
during Huitian’s Angel round of fund raising. The equity interests were not considered to be in-substance common stock as the preferred stock has substantive liquidation preference over the investee’s common stock. Huitian’s Series Angel preferred shares investment are considered equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, upon the acquisition of the minority preferred equity interests of Huitian, the Group elected to use the measurement alternative under ASC 321 to measure such investment.
In October 2021, the Group further invested US$90,000
,

e
quivalent to RMB574,146 as of the injection date, into Huitian during Huitian’s A round of fund raising. Among this investment,
US$70,000
was in form of preferred shares (“Huitian’s Series A preferred shares”) and
 US$20,000
was in form of a convertible bond. Concurrently, Huitian’s Series Angel preferred shares previously acquired by the Group in January 2021 were modified to align with the terms of the newly invested Huitian’s Series A preferred shares. The Group concluded that both Huitian’s Series Angel and Series A preferred shares investment are debt securities since Huitian’s Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group.
In anticipation of the change in accounting model applicable to Huitian’s Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Huitian’s Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Huitian’s Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of
 RMB591,506
between the carrying value and the fair value of Huitian’s Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Huitian’s Series Angel preferred shares from equity securities to debt securities upon the modification. The modified Huitian’s Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings. In addition, the convertible bond (acquired in October 2021) held by the Group in Huitian was also accounted for under the fair value option.
Investment in Dogotix
In October 2021, the Group acquired Dogotix’s convertible bonds in the
amount of US$6,440
(equivalent to RMB41,258 as of injection date) and elected to account for this investment at fair value option.
Other principal debt investments
In December 2021, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of LiDAR for a total cash consideration of
 RMB100,000.
The preferred shares held by the Group become redeemable merely by the passage of time and is redeemable at the option of the Group as a holder. Accordingly, the Group elected to account for this investment under the fair value option.

F-5
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

14.	Accruals and Other Liabilities

Accruals and other liabilities consisted of the following:

	As of December 31,
	2020	2021
Payables for R&D expenses	197,751	939,488
Payables for purchase of property, plant and equipment	596,527	843,732
Employee compensation payable	326,081	810,730
Payables for marketing events	362,570	679,120
Accrued expenses	145,174	364,647
Deposits from third parties	108,301	241,468
Advance from customers	5,437	208,281
Non-controlling interests (i)	98,010	106,596
Warranty provi sions	31,594	105,068
Interest payables	61,997	54,191
Derivative liabilities (Note 5)	—	48,605
Refundable deposit from customers	213,928	18,752
Others	108,795	390,429

Total	2,256,165	4,811,107

Accrued expenses primarily included receipts of goods and services that the Group had not been invoiced yet. As the Group are invoiced for these goods and services, this balance will decrease and accounts payable will increase.
(i) On September 19, 2019, the Group entered into a partnership agreement with Guangzhou Industrial Transformation and Upgrading
Development Fund Co., Limited (“Industrial Fund”) and Shenzhen Antuo Hengyuan Fund management Co., Limited (“Shenzhen Antuo”) to set up a limited liability partnership entity (the “Kunpeng Kechuang LLP”). Industrial Fund and Shenzhen Antuo subscribed for
RMB98,000 and RMB10
paid in capital in Kunpeng Kechuang LLP in return for
 24.5% and 0.0025%,
of the interests in the partnership, respectively. On
October 22, 2019 and October 24, 2019, Industrial Fund and Shenzhen Antuo injected
 RMB98,000 and RMB10
in cash to Kunpeng Kechuang LLP, respectively. Pursuant to the investment agreement, Industrial Fund and Shenzhen Antuo do not have substantive participating rights in Kunpeng Kechuang LLP nor they are able to transfer their interests in Kunpeng Kechuang LLP to other third party. In addition, at any time within three years, the Group is entitled to, upon its request or is obligated to, or upon Industrial Fund’s request, to purchase from Industrial Fund all of its interests in Kunpeng Kechuang LLP at its investment amount paid plus interest calculated at the current annual interest rate of the 3-year Treasury Bond in the PRC. Upon the exit of Industrial Fund, Kunpeng Kechuang LLP will be dissolved and Shenzhen Antuo will be entitled to its investment amount paid amounted to RMB10. Based on such arrangements, the Group consolidates Kunpeng Kechuang LLP. The investments by Industrial Fund and Shenzhen Antuo are accounted for as a liability because liability classification is required when the Group enters into a purchased call and written put with the non-controlling interests holders, and the put and call have the same fixed exercise price and exercise date.
The interest payable for the investment by Industrial Fund calculated at the current annual interest rate of the
3-year
Treasury Bond in the PRC amounted to RMB8,586 as of December 31, 2021.

F-5
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1 5 .	Borrowings

Borrowings consisted of the following:

	As of December 31,
	2020	2021
Current
Short-term borrowings:
Bank loans	127,900	—

Current portion of long-term borrowings	45,000	—

Total current borrowings	172,900	—

Non-Current
Long-term borrowings:
Bank loans	845,000	1,575,106
Other loans	800,000	100,000

Total non-current borrowings	1,645,000	1,675,106

Total borrowings	1,817,900	1,675,106

As of December 31, 2020, the Group had short-term borrowings from three banks of RMB127,900 in aggregate. The effective interest rate of these borrowings is 4.17% to 4.99% per annum. As of December 31, 2021, the Group had no any
short-term borrowings.
In 2019, the Group entered into long-term loan agreements with a bank in the PRC of total principals of RMB150,000, subject to a fixed interest rate of 4.99% per annum, and with a maturity date from January 22, 2020 to November 20, 2022. As of December 31, 2020, the principal amount of RMB45,000 was due within 12 months after the reporting period and presented as current liabilities and the principal amount of RMB45,000 was present as non-current
liabilities. As of December 31, 2021, the principal amount of RMB90,000 was repaid in advance.
In May 2017, Zhaoqing XPeng obtained a facility, specified for financing the
expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600,000 from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB800,000 out of the RMB1,600,000 borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalent to RMB800,000 was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of December 31, 2020 and 2021, the effective interest rate of the RMB800,000 loans from Zhaoqing High-tech Zone and the RMB800,000 bank loans wa
s 4.90% and 4.98% per annum, respectively. For the remaining RMB800,000 loans from Zhaoqing High-tech Zone, RMB200,000 will
mature on January 31, 2027 and RMB600,000
will mature on January 31, 2028. Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. For the years ended December 31, 2019, 2020 and 2021, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant or to reduce the related interest expenses as incurred, if any. As of December 31, 2021, the principal amount of
RMB700,000
loans due to Zhaoqing High-tech Zone and
RMB8,000
of the bank loans had been repaid before the original due date.
In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd. obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to
RMB1,120,000 from a bank in the PRC. As of December 31, 2021, RMB408,446 had been drawn from the bank with an effective interest rate of
5.42%

per annum. For the year ended December 31, 2021, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant, upon the acceptance of subsidy application by the local government, if any.

F-5
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1 5 .	Borrowings (continued)

In September 2021, Xiaopeng Automobile Central China (Wuhan) Co., Ltd. obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to
RMB3,000,000
from a syndicate of banks in the PRC. As of December 31, 2021,
RMB374,660
had been drawn from the banks with an effective interest rate of
 4.65%

per annum. For the year ended December 31, 2021, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any.
Certain of the Group’s banking facilities are subject to the fulfillment of certain financial covenants, includng the current ratio and liabilities to assets ratio tests, which are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2020 and 2021, none of the covenants relating to drawn down facilities had been breached.
The carrying value of the borrowings approximates its fair value as of December 31, 2020 and 2021. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

F-5
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1 6 .	Other Non-Current Liabilities

Other
non-current
liabilities consisted of the following:

	As of December 31,
	2020	2021
Non-controlling interests (i)	—	1,708,062
Government grants (ii)	217,682	174,005
Warranty pro visions (iii)	79,757	266,072

Total	297,439	2,148,139

(i)	The non-controlling interests consisted of the following three equity financing arrangements.

1)	Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. (“Guangzhou GET Investment”)
In December 2020, Chengxing and Guangzhou Xiaopeng Automotive Investment Co., Ltd. (“Guangzhou Xiaopeng Investment”), subsidiaries of the Group, entered into a partnership agreement with Guangzhou GET Investment to set up a limited liability partnership entity (the “Kunpeng Chuangye LLP”) whose operating period is designed for 9 years since the date of the registration of its business license. Chengxing, Guangzhou Xiaopeng Investment and Guangzhou GET Investment subscribed for RMB200,000, RMB10 and RMB160,000 paid in capital in Kunpeng Chuangye LLP in return for
55.5540%, 0.0028% and 44.4432% of the equity interest
s
, respectively. The consideration of RMB160 million was paid by Guangzhou GET Investment to Kunpeng Chuangye LLP in January 2021. Pursuant to the investment agreement, Guangzhou GET Investment does not have substantive participating rights in
Kunpeng Chuangye LLP nor
it is not
able to transfer their interest in Kunpeng Chuangye LLP to other third party. During the
9-year
operating period of Kunpeng Chuangye LLP, Guangzhou GET Investment is only entitled to interest calculated at an interest rate of 4% per annum based on its investment amount RMB160,000 in
Kunpeng Chuangye LLP. Upon liquidation, if any, at any time within 9 years or at the
due date of
 the
9-year
operating period, Guangzhou GET Investment will be entitled to and only entitled to its investment amount amounting to RMB160,000. If Kunpeng Chuangye LLP failed to pay the investment amount RMB160,000 or the interest calculated at an interest rate of 4% per annum to Guangzhou GET Investment, Chengxing, also guaranteed by Xiaopeng Technology, will be liable for the unpaid amounts. Based on these arrangements
, the Group consolidates Kunpeng Chuangye LLP via its subsidiaries Chengxing and Guangzhou Xiaopeng Investment. The investment held by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period given the risks and rewards of owning 44.4432% of equity interest
s
in Kunpeng Chuangye LLP have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to the Group via Kunpeng Chuangye LLP.
The interest payable for the investment by Guangzhou GET Investment was
calculated at an interest rate of 4% per annum
and it
amounted to RMB6,233 as of December 31, 2021.

F-5
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1 6 .	Other Non-Current Liabilities (continued)

(i)	The non-controlling interests consisted of the following three equity financing arrangements (continued):

2)	Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) (“Guangdong Utrust”)
Pursuant to the share purchase agreement, dated March 12, 2021, signed among Chengxing, Chengxing’s shareholders (i.e. Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd., both of which are wholly owned subsidiaries of the Company) and Guangdong Utrust, Guangdong Utrust subscribed for common stock newly issued by Chengxing at a consideration of RMB500 million. Immediately after the share subscription, Guangdong Utrust beg
an to
 hold 0.3067% of equity interest in Chengxing. The consideration of RMB500 million was paid by Guangdong Utrust on March 16, 2021 (“Initial Capital Injection Date of Guangdong Utrust”). Pursuant to the terms of the investment
agreement, conditional upon any entity affiliated with Chengxing being granted a public offering
approval by any stock exchange (“Relevant Listing Approval”) within 3 years after the Initial Capital Injection Date of Guangdong Utrust, Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash
,
such that it could choose to use any part of the relevant funds, subject to the consent of Guangdong Xiaopeng Motors Technology Co., Ltd., to participate in the international placing tranche of such public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangdong Utrust. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangdong Utrust, i.e. RMB500 million and an interest at a rate of 6% or 3% per annum which may apply to the entire RMB500 million
,
or a portion
thereof,
pursuant to the terms of the share purchase agreement. Upon the third anniversary of the Initial Capital Injection Date of Guangdong Utrust, if Guangdong Utrust, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such
p
ublic offering
 arrangement or no relevant entity has obtained the Relevant Listing Approval, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangdong Utrust to sell
,
or Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase
,
the common stock in Chengxing held by Guangdong Utrust at a price of RMB500 million plus interest calculated at an interest rate of 3% per annum. In addition, pursuant to the terms of the arrangement, Guangdong Utrust does not have substantive participating rights in
Chengxing. The investment by Guangdong Utrust is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 0.3067% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangdong Utrust is providing financing to Chengxing.
On June 11, 2021, Guangdong Utrust notified Chengxing that it irrevocably undertakes not to exercise the rights under the share purchase agreement to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it in connection with the proposed listing of the Company on the Stock Exchange.
The interest payable for the investment by Guangdong Utrust
was
calculated at an interest rate of 3% per annum
 and it
amounted to RMB11,856 as of December 31, 2021.

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

16.	Other Non-Current Liabilities (continued)

(i)	The non-controlling interests consisted of the following three equity financing arrangements (continued):

3)	Financing in an amount of RMB1,000 million from Guangzhou GET Investment
Pursuant to the share purchase agreement, dated March 30, 2021, signed among Chengxing, Chengxing’s shareholders and Guangzhou GET Investment, Guangzhou GET Investment subscribed for common stock newly issued by Chengxing at a consideration of RMB1,000 million. Immediately after the share subscription, Guangzhou GET Investment began to
hold 1.0640% of equity interest in Chengxing. The consideration of RMB1,000 million was paid by Guangzhou GET Investment on March 31, 2021 (“Initial Capital Injection Date of Guangzhou GET Investment”). Pursuant to the terms of the agreement, conditional upon the disclosure of any plan of any potential onshore listing by any entity affiliated with Chengxing on any stock exchange in the PRC within 5 years after the Initial Capital Injection Date of Guangzhou GET Investment, Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash
,
such that it could use the relevant funds to participate in such potential onshore public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangzhou GET Investment. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangzhou GET Investment, i.e. RMB1,000 million and an interest at a rate of 4% or 6% per annum pursuant to the terms of the share purchase agreement. Upon the fifth anniversary of the Initial Capital Injection Date of Guangzhou GET Investment, if Guangzhou GET Investment, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such potential onshore listing in the PRC
,
or such relevant entity cannot successfully become listed in the PRC, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangzhou GET Investment to sell
,
or Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase
,
the common stock in Chengxing held by Guangzhou GET Investment at a price of RMB1,000 million plus interest calculated at the rate of 4% per annum. In addition, pursuant to the terms of the arrangement, Guangzhou GET Investment does not have substantive participating rights in
 Chengxing. The investment by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 1.0640% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to Chengxing.
The interest payable for the investment by Guangzhou GET Investment was
calculated at an interest rate of 4% per annum
and it
amounted to RMB29,973 as of December 31, 2021.

(ii)	Government grants primarily represent government subsidies relating to interest on borrowings which are not tied to capital projects.

(iii)	Movement of accrued warranty is as following:

	For the Year Ended December 31,
	2019	2020	2021
Accrued warranty - beginning of year	73	34,597	111,351
Warranty costs incurred	(575)	(925)	(32,352)
Provision for warranty	35,099	77,679	292,141

Accrued warranty - end of year	34,597	111,351	371,140
Less: Current portion of warranty	(8,380)	(31,594)	(105,068)

Non-current portion of warranty	26,217	79,757	266,072

F-
60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1 7 .	Leases

As a lessee
The Group has entered into various operating lease agreements for certain offices, retail and service centers, warehouses for finished goods, parking areas for charging infrastructure, and factories for R&D activities which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.
The Group’s leases, where the Group is the lessee, may include options to extend the lease term and options to terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise such options.
The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,
	2020	2021
Operating lease right-of-use assets, net	461,184	1,561,175

Lease liabilities - current	119,565	373,488
Lease liabilities - non current	352,501	1,189,754

Total operating lease liabilities	472,066	1,563,242

The components of operating lease expense are as follows within the consolidated statements of comprehensive loss:

	For the Year Ended December 31,
	2019	2020	2021
Operating lease expense	107,850	125,867	340,744
Short-term lease expense	15,033	30,201	102,901

Total lease expense s	122,883	156,068	443,645

Short-term leases primarily consist of the parking area
s
and
pop-up
stores leases with a term of 12 months or less.
Both operating lease expense and short-term lease expense are recognized as cost of sales, selling, general and administrative expenses and research and development expenses.

F-
61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

1
7
. Leases (continued)

As a lessee (continued)

Other information related to operating leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2019	2020	2021
Weighted-average remaining lease term	5.4 years	4.0 years	5.3 years
Weighted-average discount rate	4.48%	4.43%	4.71%
Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.
Supplemental cash flow information related to leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2019	2020	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	84,975	132,440	289,456
Leased assets obtained in exchange for operating lease liabilities	186,181	130,560	1,329,021
As of December 31, 2021, the maturities of the Group’s operating lease liabilities (excluding short-term leases) are as follows:

As of December 31,
2021
Within 1 year	441,012
Between 1 and 2 years	357,303
Between 2 and 3 years	244,834
Between 3 and 4 years	191,500
Between 4 and 5 years	172,954
Thereafter	398,686

Total minimum lease payments	1,806,289

Less: Interest	(243,047)

Present value of lease obligations	1,563,242
Less: Current portion	(373,488)

Non - current portion of lease obligations	1,189,754

F-
62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

18
. Revenues

Revenues by source consisted of the following:

	For the Year Ended December 31,
	2019	2020	2021
Vehicle sales	2,171,231	5,546,754	20,041,955
Services and others	149,988	297,567	946,176

Total	2,321,219	5,844,321	20,988,131

19
. Deferred Revenue
The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,
	2019	2020	2021
Deferred revenue - beginning of year	2,366	85,498	308,384
Additions	1,865,564	5,297,728	19,339,153
Recognition	(1,782,432)	(5,074,842)	(18,750,249)

Deferred revenue - end of year	85,498	308,384	897,288

Deferred revenue represents the transaction price allocated to the performance obligations that are not yet satisfied
, which primarily arises from the undelivered vehicles, charging piles, free battery
charging within 4 years or 100,000 kilometers, the extended lifetime warranty, option between household charging pile and charging card, services of lifetime free battery

charging in XPeng-branded charging station, lifetime warranty of battery as well as vehicle internet connection services, with unrecognized deferred revenue balance of RMB85,498, RMB308,384 and RMB897,288 as of December 31, 2019, 2020 and 2021, respectively.
The Group expects that 47% of the transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of December 31, 2021 will be recognized as revenue during the period from January 1, 2022 to December 31, 2022. The remaining 53% will be substantially recognized during the period from January 1, 2023 to December 31, 2031.

F-6
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
0
. Manufacturing in Collaboration with Haima Auto

On March 31, 2017, the Group entered into a contract arrangement with Haima Auto for the manufacture of vehicles. The agreement will expire on December 31, 2021, and such agreements are renewable by mutual consent. Pursuant to the arrangement, starting from 2018, Haima Auto provides an annual production capacity of 50,000 units, for the manufacturing of G3. While Haima is in charge of the day-to-day
operations of the plant, the Group retains effective control over the supply chain, the manufacturing process, testing and quality control. For each vehicle produced, the Group will incur manufacturing cost on a per-vehicle
basis monthly. The Group did not have any compensation or fees for Haima Auto other than the aforementioned manufacturing cost.
In consideration of commercial development needs, the Group and Haima came to a mutual consent that the former agreement would not be renewed and signed a transitional agreement in August 2021 for the termination of the manufacturing of vehicles in Haima plant and the corresponding relocation arrangements. As a result of the transitional and relocation agreement, relocation and disposal costs were incurred and borne by the Group, of which

RMB132,856 was recognized as other operating expenses for the year ended December 31, 2021. The relocation and disposal costs of RMB96,031 were or will be incurred in the form of cash
,
while the remaining amounts were
non-cash.
For the year ended December 31, 2021, RMB43,755 was paid in cash and the remaining cash amounts shall be paid substantially in 2022.

F-6
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
1
. Convertible Redeemable Preferred Shares

Series A Preferred Shares
On June 9, 2017, the Group issued 1,102,710 Series A Preferred Shares in exchange for an aggregate cash consideration of RMB168,000, or RMB152 per share. These 1,102,710 Series A Preferred Shares were split into 27,567,750 Series A Preferred Shares at par value of US$0.00001 upon a 1:25 share split undertaken
in March 2020.
On November 27, 2017, the Group issued 2,021,635 Series A Preferred Shares in exchange for an aggregate cash consideration of RMB308,000, or RMB152 per share. These 2,021,635 Series A Preferred Shares were split into 50,540,875 Series A Preferred Shares at par value of US$0.00001 upon a 1:25 share split undertaken
in March 2020.
Series A1 Preferred Shares
On January 5, 2018, the Group issued 2,712,095 Series A1 Preferred Shares in exchange for an aggregate cash consideration of RMB460,000, or RMB170 per share. These 2,712,095 Series A1 Preferred Shares were split into 67,802,375 Series A1 Preferred Shares at par value of US$0.00001 upon a 1:25 share split undertaken
in March 2020.
Series A2 Preferred Shares
On January 5, 2018, the Group issued 466,856 Series A2 Preferred Shares in exchange for an aggregate cash consideration of RMB100,000, or RMB214 per share. These 466,856 Series A2 Preferred Shares were split into 11,671,400 Series A2 Preferred Shares at par value of US$0.00001 upon a 1:25 share split undertaken
in March 2020.
Series B Preferred Shares
On March 26, 2018, the Group issued 6,419,268 Series B Preferred Shares in exchange for an aggregate cash consideration of RMB2,200,000, or RMB343 per share. These 6,419,268 Series B Preferred Shares were split into 160,481,700 Series B Preferred Shares at par value of US$0.00001 upon a 1:25 share split undertaken
in March 2020.
Series B1 Preferred Shares
On August 1, 2018, the Company issued 5,330,910 Series B1 Preferred Shares in exchange for an aggregate cash consideration of RMB2,900,000, or RMB544 per share. These 5,330,910 Series B1 Preferred Shares were split into 133,272,750 Series B1 Preferred Shares at par value of US$0.00001 upon a 1:25 share split undertaken
in March 2020.
Series B2 Preferred Shares
On August 1, 2018, the Company issued 1,526,543 Series B2 Preferred Shares in exchange for an aggregate cash consideration of RMB955,000, or RMB626 per share. These 1,526,543 Series B2 Preferred Shares were split into 38,163,575 Series B2 Preferred Shares at par value of US$0.00001 upon a 1:25 share split undertaken
in March 2020.

F-6
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
1
. Convertible Redeemable Preferred Shares (continued)

Series C Preferred Shares
On December 2, 2019, the Company issued 3,183,626 Series C Preferred Shares in exchange for an aggregate cash consideration of US$300,000, equivalent to RMB2,107,860, or US$94, equivalent to RMB662 per share. These 3,183,626 Series C Preferred Shares were split into 79,590,650 Series C Preferred Shares at par value of US$0.00001 upon a 1:25 share split undertaken
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
The key terms of the Series A Preferred Shares, Series A1 Preferred Shares, Series A2 Preferred Shares, Series B Preferred Shares, Series B1 Preferred Shares, Series B2 Preferred Shares and Series C Preferred Shares (collectively referred as the “Preferred Shares”) are summarized as follows.
Conversion feature
Each Preferred Share shall automatically be converted into Class A Ordinary Shares at the Conversion Price at the time in effect immediately upon the earlier of (a) the consummation of a Qualified IPO; or (b) the date specified by written consent or agreement of 80% holders of each series.
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

F-6
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
1
. Convertible Redeemable Preferred Shares (continued)

Redemption feature

Issuance of Series C, Series B1 and B2 and Series B Preferred Shares
Upon issuance of Series C, Series B1 and B2 and Series B Preferred Shares, the Company shall redeem, all of the outstanding Preferred Shares held by the requesting holder upon the written request of such holder, at any time after the earliest to occur of: (1) the Company fails to complete a Qualified IPO on or prior to April 16, 2025; (2) a breach by any of the Company, Principal Shareholders or the ESOP Holdco, where applicable, of its obligations that will have a material adverse effect to the Group; (3) A certain shareholder having requested the Company to redeem all or a portion of its shares after the occurrence of the Company’s failure to cure, within a reasonable cure period, after the occurrence of a breach by any of the Company, Principal Shareholders or the ESOP Holdco, if where applicable, of its obligations under the specified agreements has, individually or together, caused a material adverse effect on the certain shareholder’s business, goodwill, or brand (“A Certain Shareholder Redemption Event”).
The redemption amount payable for each Preferred Share upon exercise of the redemption option by the holder, will be an amount equal to the greater of (a) 120% of the Original Issue Price of such Share, or (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a
365-day
year basis) at a rate of twelve percent (12%) per annum. Upon the issuance of Series C, the redemption amount payable for each Preferred Share will be an amount equal to the greater of (a) 120% of the Original Issue Price, plus any dividends declared but unpaid thereon, of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a
365-day
year basis) at a rate of twelve percent (12%) per annum. Upon a redemption event, Series C Preferred Shares shall rank senior to Series B1 and Series B2 Preferred Shares, Series B1 and Series B2 Preferred Shares (the redemption of the Series B2 Preferred Shares shall rank pari passu with the redemption of Series B1 Preferred Shares) shall rank senior to Series B Preferred Shares. Series B Preferred Shares shall rank senior to Series A, Series A1 and Series A2 Preferred Shares. Series A, Series A1 and A2 Preferred Shares (the redemption of the Series A, Series A1 and Series A2 Preferred Shares shall rank pari passu with each other) shall rank senior to ordinary shares.
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

F-6
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
1
. Convertible Redeemable Preferred Shares (continued)

Redemption feature (continued)

Issuance of Series A1 Preferred Shares and Series A2 Preferred Shares
Prior to the issuance of Series A1 and A2 Preferred Shares, the Company shall redeem, at the option of the holder, all of the outstanding Preferred Shares held by the requesting holder, at any time after the earliest to occur of (1) a breach by any of the Company, the principal shareholders of its obligations under the transaction documents, individually or together with other breaches by the foregoing Persons of their obligations under the transaction documents, have a material adverse effect to the Company and other members within the Group; (2) any sale, conveyance, lease or disposition of all or substantially all of the Group’s assets to a third party other than an entity within the Group; (3) any acquisition, amalgamation, scheme of arrangement or merger of the Company or other entity within the Group, which the Persons having Control over the Company or such other entity within the Group will discontinue to have Control over the surviving entity; and (4) A Certain Shareholder Redemption Event.
Upon issuance of Series A1 Preferred Shares and Series A2 Preferred Shares, the Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares held by the requesting holder, at any time after the earliest to occur of (1) a breach by any of the Company, the principal shareholders of its obligations under the transaction documents, individually or together with other breaches by the foregoing Persons of their obligations under the transaction documents, have a material adverse effect to the company and other members within the Group; or (2) A Certain Shareholder Redemption Event.
The redemption amount payable for each Preferred Share will be an amount equal to the greater of (a) 120% of the Original Issue Price, plus any dividends declared but unpaid thereon, of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a
365-day
year basis) at a rate of twelve percent (12%) per annum.

F-6
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
1
. Convertible Redeemable Preferred Shares (continued)

Liquidation preferences
Liquidation Event means any of the following events: (i) any liquidation, dissolution or winding up of the Company, (ii) any sale, conveyance, lease or disposition of all or substantially all of the Group’s assets (including by means of an exclusive licensing of all or substantially all of the Group’s intellectual property or similar arrangement) to a third party other than the Group; and (iii) any acquisition, amalgamation, scheme of arrangement or merger of the Company or the Group by or with another entity where the gross or net value of the assets or equities being acquired represents more than 50% of the consolidated total assets or the consolidated net assets of the Group, by means of any transaction or series of related transactions to which the Company or such other Group Company, as applicable, is a party (other than a transaction or series of transactions in which the Persons having Control over the Company or such other Group Companies will continue to have Control over the surviving entity). Provided, however, that the events set forth in the foregoing (ii) or (iii) shall not be deemed a Liquidation Event unless the Majority Preferred Holders have, by written notice to the Company, determined that such events constitute a Liquidation Event. The occurrence of a Liquidation Event will trigger redemption and liquidation of net assets of the Company and distribution of the proceeds to redeem all the Company’s equity securities in accordance with the seniority described below, not the Preferred Shares.
In the event of any liquidation, the holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation Event, Series C Preferred Shares shall rank senior to Series B1 and Series B2 Preferred Shares, Series B1 and Series B2 Preferred Shares (the liquidation preference of the Series B2 Preferred Shares shall rank pari passu with the liquidation preference of Series B1 Preferred Shares) shall rank senior to Series B Preferred Shares. Series B Preferred Shares shall rank senior to Series A, Series A1 and Series A2 Preferred Shares. Series A, Series A1 and A2 Preferred Shares (the liquidation preference of the Series A, Series A1 and Series A2 Preferred Shares shall rank pari passu with each other) shall rank senior to ordinary shares.
The holders of Preferred Shares and the ordinary shares shall be entitled to receive an amount per share equal to the greater of (a) 120% of the Original Issue Price, plus any dividends declared but unpaid thereon, of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a
365-day
year basis) at a rate of twelve percent (12%) per annum.
After setting aside or paying in full the aggregate Liquidation Preference Amount of the Series C Preferred Shares, the Series B2 Preferred Shares, the Series B1 Preferred Shares, the Series B Preferred Shares, the Series A2 Preferred Shares, the Series A1 Preferred Shares, the Series A Preferred Shares and the Ordinary Shares, the remaining assets of the Company available for distribution to Shareholders, if any, shall be distributed to the holders of Class A and Class B Ordinary Shares and Preferred Shares on a pro rata basis, based on the number of Shares then held by each holder on an as converted basis.

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
1
. Convertible Redeemable Preferred Shares (continued)

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
Accounting for Series A, A1, A2, B, B1, B2 and C Preferred Shares
Prior to issuance of Series A1 and A2
The Company classified the Series A Preferred Shares as mezzanine equity because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. No accretion was recognized subsequently since it is not probable that the instrument will become redeemable.
Upon issuance of Series A1 and A2
The issuance of Series A1 and A2 Preferred Shares concurrently amended terms of Series A Preferred Shares. Key changes include 1) changing from all shareholders sharing net asset on pro rate basis upon liquidation to having liquidation preference based on the formula and a distribution waterfall and 2) under the liquidation event, an investor shall receive an amount equal to the higher of a) 120% of the original investment amount, and b) 100% of the original investment plus compounded accrued daily interest (on the basis of a
365-day
year basis) at a rate of twelve percent (12%) per annum. The management assessed the amendments quantitatively using the fair value model to Series A and concluded Series A should be accounted for as an extinguishment based on the assessment.
Post issuance of Series A1 and A2, the Company classified the Series A, Series A1 and A2 Preferred Shares as mezzanine equity because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. No accretion was recognized subsequently since it is not probable that the instrument will become redeemable.

F-
70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
1
. Convertible Redeemable Preferred Shares (continued)

Accounting for Series A, A1, A2, B, B1, B2 and C Preferred Shares (continued)

Upon issuance of Series B
The issuance of Series B Preferred Shares concurrently amended terms of Series A, A1 and A2 Preferred Shares. Key changes include (i) under a redemption event, if any holder of outstanding Preferred Shares chooses to sell its interests to a third party but the aggregate price of the Redemption Shares in such sale to third party is less than the Redemption Price of such Redemption Shares, the Company shall be obligated to pay to the Selling Holder the excess, if any, of the Redemption Price over the aggregate price of the Redemption Shares; (ii) if the Company fails to complete a Qualified IPO on or prior to April 16, 2025, the redemption event is triggered.
Prior to the issuance of Series B, the Company was not obligated to pay to the Selling Holder the excess, if any, of the Redemption Price over the aggregate price of the Redemption Shares in the event redemption rights of the Series A, A1 and A2 Preferred Shares were triggered; hence, the redemption right did not meet the definition of a derivative under ASC 815. Upon the amendment, the time-based redemption right of Series A, A1 and A2 Preferred Shares, was deemed to have the characteristic of net settlement, and therefore the redemption right met the definition of a derivative. Accordingly, this feature was bifurcated and accounted for as a derivative liability, initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings, as the feature is not considered clearly and closely related to the host. The Company concluded that the amendment to Series A, A1 and A2 should be accounted for as an extinguishment or modification based on its assessment on the amendments both qualitatively and quantitatively.
Post issuance of Series B
The net settlement mechanism of the redemption right described earlier exist in Series B, B1, B2 and C Preferred Shares subsequently issued. Therefore, the redemption right of Series B, B1 and B2 also met the definition of a derivative and was bifurcated and accounted for as derivative liabilities, which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings, as the host contract of the Preferred Shares is considered to be an equity host and the redemption feature is not clearly and closely related to the host contract. The initial carrying value for each series of Preferred Shares recorded in mezzanine equity is allocated on a residual basis, after the recognition of the redemption option at its fair value upon bifurcation. The mezzanine equity component is subsequently accreted to the amount equals to redemption value of each series of Preferred Shares, less the-then
fair value of the derivative liability using the interest method.
Accounting for extinguishment or modification
The Company concluded that the amendments to the convertible redeemable preferred shares should be accounted for as an extinguishment or modification based on its assessment both qualitatively and quantitatively. A qualitative assessment may be appropriate when the amendments to the convertible redeemable preferred shares are either so inconsequential or so significant that the Company can easily determine how the amendment should be accounted for without performing a quantitative test. When the amendments of preferred stock cannot be assessed qualitatively, a quantitative test is performed to determine whether the amendment should be accounted for as a modification or an extinguishment. If the fair value of the convertible redeemable preferred shares immediately before and after the amendment is substantially different, the amendment will be accounted for as an extinguishment; otherwise, the amendment will be accounted for as a modification. If the assessment resulted in an extinguishment, then the difference between the fair value of the modified Preferred Shares and the carrying value of the original Preferred Shares immediately before the modification shall be recognized as a reduction of, or increase to, retained earnings as a deemed dividend. If the assessment resulted in a modification, the difference between the fair value of the Preferred Shares immediately before and after the modification shall be recognized a reduction of, or increase to, retained earnings as a deemed dividend.

F-
71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

21.	Convertible Redeemable Preferred Shares (continued)

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

F-
72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
1
. Convertible Redeemable Preferred Shares (continued)

The Company’s Preferred Shares activities for the years ended December 31, 2019 and 2020, before their conversion into ordinary shares of the Company, are summarized below:

	Redeemable Ordinary Shares		Series A		Series A1		Series A2		Series B		Series B1		Series B2		Series C		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of December 31, 2018	—	—	78,108,625	532,353	67,802,375	498,581	11,671,400	108,002	160,481,700	2,274,403	133,272,750	2,685,499	38,163,575	880,635	—	—	489,500,425	6,979,473

Issuance of Preferred Shares post extinguishment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	79,590,650	1,801,402	79,590,650	1,801,402
Accretion on Preferred Shares to redemption value post extinguishment	—	—	—	65,206	—	61,073	—	13,255	—	287,695	—	394,944	—	119,880	—	18,997	—	961,050
Repurchase of the Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	(2,197,900)	(48,447)	—	—	(2,197,900)	(48,447)

Balances as of December 31, 2019	—	—	78,108,625	597,559	67,802,375	559,654	11,671,400	121,257	160,481,700	2,562,098	133,272,750	3,080,443	35,965,675	952,068	79,590,650	1,820,399	566,893,175	9,693,478

Issuance of Preferred Shares of Series C	—	—	—	—	—	—	—	—	—	—	—	—	—	—	234,840,210	6,639,361	234,840,210	6,639,361
Accretion on Preferred Shares to Redemption Value post Extinguishment	—	—	—	64,863	—	60,854	—	13,635	—	332,743	—	586,803	—	186,043	—	912,803	—	2,157,744
Conversion of Preferred Shares to Ordinary Shares upon the completion of the IPO	—	—	(78,108,625)	(662,422)	(67,802,375)	(620,508)	(11,671,400)	(134,892)	(160,481,700)	(2,894,841)	(133,272,750)	(3,667,246)	(35,965,675)	(1,138,111)	(314,430,860)	(9,372,563)	(801,733,385)	(18,490,583)

Balances as of December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Upon the completion of the Company’s IPO on NYSE in August, 2020, all the outstanding Preferred Shares were converted into Ordinary Shares. No mezzanine equity was recognized as of December 31, 2020 and 2021.

F-7
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)
2
2
. Ordinary Shares
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
The Company repurchased and cancelled 100,442,575 Class A ordinary shares with a par value of US$0.00001 per share which were currently held by Success Sharing Development Holding Limited on June 28, 2020. On the same day, 17,643,400 of Class A ordinary shares at par value of US$0.00001 per share was issued to Quack Holding Limited and 33,349,070 Class A Ordinary Shares at par value of US$0.00001 per share was issued to XPeng Fortune Holding Limited.
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
On December 14, 2020, the Group consummated its FO on the NYSE, where 110,400,000 Class A ordinary shares were newly issued with the total net proceeds of RMB15,980,227 (US$2,444,930).
As of December 31, 2020, 971,341,066 Class A ordinary shares had been issued, 928,296,786 Class A ordinary shares outstanding, 429,846,136 Class B ordinary shares and 178,618,464 Class C ordinary shares had been issued and outstanding.
The Group issued 35,868,362 Class A ordinary shares for the year ended December 31, 2021, out of which, 26,471,648 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 9,396,714 Class A ordinary shares are treasury shares held by XPeng Inc.
XPeng Inc. and XPeng Fortune Holding Limited transferred 7,804,566 and 32,764,738 Class A treasury shares to employees for the vested RSUs for the year ended December 31, 2021, respectively.
The Company completed its Global Offering, including the Hong Kong Public Offering and the International Offering, on July 7, 2021. In connection with the Global Offering, 97,083,300 new Class A ordinary shares of the Group were issued and allotted at the offer price of HKD165 per Class A ordinary share. All Class B ordinary shares held by Mr. Tao He and all Class C ordinary shares were converted into Class A ordinary shares on a one-on-one
basis upon the completion of the Global Offering.

F-7
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
2
. Ordinary Shares (continued)

As of December 31, 2021, 1,302,911,192 Class A ordinary shares had been issued, 1,291,039,502 Class A ordinary shares outstanding, 409,846,136 Class B ordinary shares and nil Class C ordinary shares had been issued and outstanding.
2
3
. Share-based Compensation
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
Share options granted are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense being recognized before the Replacement (Note 2(z)).
Activities of the Group’s share options during the years ended December 31, 2019 and 2020 were as follows:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
		RMB	In Years
Outstanding as of December 31, 2018	75,091,640	0.0004	5.56
Granted	23,599,310	0.0004
Forfeited	(7,552,250)
Outstanding as of December 31, 2019	91,138,700	0.0004	4.98
Granted	3,788,750	0.0004
Forfeited	(2,273,720)
Replacement	(92,653,730)
Outstanding as of December 31, 2020	—		—

After the Replacement mentioned in Note 2(z), all share options granted during the period between 2015 and the first quarter of 2020 were replaced by 75,010,330 RSUs and 17,643,400 restricted shares. Therefore, no share options were
outstanding as of December 31, 2020 and 2021.

F-7
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
3
. Share-based Compensation (continued)

(a) Share options (continued)

No share-based compensation expenses were recognized for share options during the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, there were no
unrecognized share-based compensation expenses in relation to the share options granted to the Group’s employees.
The fair value of each share options granted was estimated on the date of each grant using the Binomial option-pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2019	2020
Expected term (years) (i)	7	7
Exercise price (RMB)	0.0004	0.0004
Fair value of the ordinary shares on the date of option grant (RMB)	8.36 ~ 8.60	8.36 ~ 8.53
Risk-free interest rate (ii)	2.66% ~ 3.31%	3.10% ~ 3.31%
Expected dividend yield (iii)	0.00%	0.00%
Expected volatility (iv)	33.32% ~ 33.56%	33.35% ~ 33.56%
Notes:

(i)	Expected term is the contract life of the options.
(ii)	The risk-free interest rate of periods within the contractual life of the share option based on the market yield of US Treasury Curve adjusted with the China country risk premium.
(iii)	The dividend yield was estimated by the Company based on its expected dividend policy over the contractual term of the options.
(iv)
The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.

F-7
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
3
. Share-based Compensation (continued)

(b) Restricted share units and restricted shares upon and subsequent to the Replacement
After the Replacement mentioned in Note 2(z), all share options granted during the period between 2015 and the first quarter of 2020 were replaced by 75,010,330 RSUs and 17,643,400 restricted shares.
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
The RSUs primarily include both service condition and performance condition. For service condition, vesting schedules include: (i) vesting schedules mentioned in Note
23
(a); (ii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. In addition to the services condition, employees are also required to provide continued service through the satisfaction of the occurrence of Liquidity Event that occurs within seven or ten years after the vesting commencement date. If no Liquidity Event occurs prior to the seventh or tenth anniversary of the vesting commencement date, all RSUs, even those for which the service condition has been satisfied, shall be forfeited.
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

F-7
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
3
. Share-based Compensation (continued)

(b) Restricted share units and restricted shares upon and subsequent to the Replacement (continued)

Activities of the Group’s RSUs for the years ended December 31, 2020 and 2021 were as follows:

	Number of restricted share units	Weighted average grant- date fair value
		RMB
Outstanding as of December 31, 2019	—	—
Replacement	75,010,330	4.87
Granted	39,313,515	27.70
Vested	(63,314,483)	11.66
Forfeited	(2,721,228)	11.05
Outstanding as of December 31, 2020	48,288,134	14.20

Expected to vest as of December 31, 2020	44,425,083

	Number of restricted share units	Weighted average grant- date fair value
		RMB
Outstanding as of December 31, 2020	48,288,134	14.20
Granted	7,086,500	132.02
Vested	(18,577,032)	11.51
Forfeited	(2,937,374)	43.23
Outstanding as of December 31, 2021	33,860,228	38.75

Expected to vest as of December 31, 2021	30,900,145
Activities of the Group’s restricted share for the year ended December 31, 2020 were as follow:

	Number of restricted shares	Weighted average grant- date fair value
		RMB
Outstanding as of December 31, 2019	—	—
Replacement	17,643,400	2.51
Vested	(17,643,400)	2.51
Outstanding as of December 31, 2020	—

Share-based compensation expenses amounting to RMB996,417 and RMB379,948 were recognized for restricted share units and restricted shares upon and subsequent to the Replacement for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, there was RMB840,075 of unrecognized compensation expense relating to the restricted share units and restricted shares upon and subsequent to the Replacement. The expense is expected to be recognized over a weighted average period of 2.06 years.

F-7
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
3
. Share-based Compensation (continued)

(c) Restricted shares
On January 5, 2018, two
co-founders
entered into an arrangement with other investors of the Company, and the number of Restricted Shares is modified to one-third
of their ordinary shares held as of January 5, 2018, which is 26,666,675 shares. 50% of the Restricted Shares shall become vested on each anniversary of January 5, 2018 for 2 years thereafter.
As of January 5, 2018, only 50% of the Restricted Shares, which is 40,000,000 shares, were vested. Before the modification, there were 40,000,000 unvested Restricted Shares, among which 20,000,000 Restricted Shares to be vested on January 9, 2018 and 20,000,000 Restricted Shares to be vested on January 9, 2019. Upon the modification, there were 26,666,675 unvested Restricted Shares, and each 13,333,325 Restricted Shares to be vested on January 5, 2019 and January 5, 2020, respectively. There were effectively two modifications in the arrangement. Since the Restricted Shares after modifications are still subject to the service condition, excess of the fair value of the modified awards over the fair value of the original awards immediately before the terms are modified at the modification date is considered immaterial. For the reduction of 13,333,325 shares, which is the difference of unvested 40,000,000 shares and 26,666,675 shares, it is effectively a modification to shorten the requisite service period ending from January 9, 2018 to January 5, 2018. Share-based compensation expenses were recognized immediately. Given there is no future requisite service period for the 13,333,325 shares, there is no incremental expense to be further recognized. For the remaining 26,666,675 unvested Restricted Shares, the requisite service period was extended. Unrecognized share-based compensation expenses was recognized over the remaining two years of modified requisite service period.
On March 26, 2018, two
co-founders
entered into an arrangement with other investors of the Company, and Restricted Shares would be subject to requisite service conditions. 50% of the Restricted Shares shall become vested on each anniversary of January 1, 2018 for 2 years thereafter. Pursuant to the arrangement, the vesting commencement date is changed from January 5, 2018 to January 1, 2018, and it is effectively a modification to shorten the requisite service period. Share-based compensation expenses were recognized over the modified requisite service period.
The restricted shares granted to two
co-founders
were measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period.
Vesting schedule of the Restricted Shares for the year ended December 31, 2019 was as follow:

	Number of shares	Weighted average grant date fair value
		RMB
Unvested as of December 31, 2018	13,333,325	10.16
Vested	(13,333,325)	—

Unvested as of December 31, 2019	—	—

All the Restricted Shares have been vested as of December 31, 2019. No Vesting Schedule of the Restricted Shares during the years ended December 31, 2020 and 2021 was presented
.
Share-based compensation expenses amounting to RMB517, nil and nil in relation to the Restricted Shares was recognized during years ended December 31, 2019, 2020 and 2021, respectively.

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
4
. Taxation

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
United States
The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2019, 2020 and 2021 is 27.98%, which is a blended state and federal rate.
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
Beijing Xiaopeng applied for the HNTE qualification and received approval in December 2020. Beijing Xiaopeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022.
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

F-
80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
4
. Taxation (continued)

(a) Income taxes
(continued)

PRC (continued)

In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed earnings will be re-invested
and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.
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
According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 50% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The additional tax deduction amount of the qualified R&D expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018, and was further extended to December 31, 2023 as the State Tax Bureau of the PRC announced in March 2021.
Composition of income tax expenses for the periods presented are as follows:

	For the Year Ended December 31,
	2019	2020	2021
Current income tax expenses	1	1,223	25,990
Deferred income tax expenses	—	—	—

Income tax expenses	1	1,223	25,990

F-
81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
4
. Taxation (continued)

(a) Income taxes
(continued)

Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses of the years presented are as follows:

	For the Year Ended December 31,
	2019	2020	2021
Loss before income tax expenses	(3,691,672)	(2,730,762)	(4,837,106)
Income tax credit computed at the PRC statutory income tax rate of 25% (i)	(922,918)	(682,691)	(1,209,277)
Effect of preferential tax rate (ii)	271,242	111,756	254,061
Tax-free income	—	—	(25,000)
Effect of change in tax rate	213,331	13,920	33,454
Effect of different tax rate of different jurisdictions	(9,853)	(393,384)	(323,601)
Effect of additional deduction for qualified R&D expenses	(236,704)	(156,713)	(217,395)
Non-deductible expenses	2,050	234,328	163,980
Changes in valuation allowance	682,853	874,007	1,349,768

Income tax expenses	1	1,223	25,990

(i)	The PRC statutory income tax rate is used because the majority of the Group’s operations are based in the PRC.

(ii)	The effect of preferential tax rate resulted in a deduction of the income tax credit computed at the PRC statutory income tax rate of 25%.

F-
82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2
4
. Taxation (continued)

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

	As of December 31,
	2019	2020	2021
Deferred tax assets:
Net operating loss carry-forwards	1,256,218	2,036,152	3,051,082
Government grants	11,579	43,145	41,565
Impairment of property, plant and equipment	11,878	21,802	12,239
Inventory reserve	27,341	11,233	7,221
Accruals and others	33,928	102,619	452,612
Valuation allowance	(1,340,944)	(2,214,951)	(3,564,719)

Total deferred tax assets, net	—	—	—

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	For the Year Ended December 31,
	2019	2020	2021
Valuation allowance
Balance at beginning of the year	658,091	1,340,944	2,214,951
Additions	901,491	889,877	1,511,434
Loss utilized	(5,307)	(1,950)	(128,212)
Effect of change in tax rate	(213,331)	(13,920)	(33,454)
Balance at end of the year	1,340,944	2,214,951	3,564,719

For the years ended December 31, 2019, 2020 and 2021, with the growth of its business performance, some subsidiaries of the Group are generating profits and utilized tax losses brought forward from prior years.

F-8
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2 4 .	Taxation (continued)

(b)	Deferred tax (continued)
The Group has tax losses arising in Mainland China of RMB15,546,804 that will expire in one to ten years for deduction against future taxable profits
.

Loss expiring in 2022	8,902
Loss expiring in 2023	105,208
Loss expiring in 2024	591,759
Loss expiring in 2025	1,656,578
Loss expiring in 2026	3,455,514
Loss expiring in 2027	310,939
Loss expiring in 2028	1,627,910
Loss expiring in 2029	4,400,603
Loss expiring in 2030	1,406,957
Loss expiring in 2031	1,982,434

Total	15,546,804

The Group has tax losses arising in Hong Kong
 and Others
of RMB556,521 that will not expire for deduction against future taxable profit.

Hong Kong	476,572
Others	79,949

Total	556,521

Uncertain Tax Position
The Group did not identify any significant unrecognized tax benefits for the years ended December 2019, 2020 and 2021. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and it also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021. In general, the PRC tax authorities mandate a period of up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2017 through 2021 remain subject to the review to be performed by the relevant PRC tax authorities.

F-8
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2 5 .	Loss Per Share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the Year Ended December 31,
	2019	2020	2021
Numerator:
Net loss	(3,691,673)	(2,731,985)	(4,863,096)
Accretion on Preferred Shares to redemption value	(961,050)	(2,157,744)	—
Deemed contribution from repurchase of Preferred Shares	9,969	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,642,754)	(4,889,729)	(4,863,096)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	349,450,580	754,270,914	1,642,906,400

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(13.29)	(6.48)	(2.96)

For the years ended December 31, 2019, 2020 and 2021, the Company had potential ordinary shares, including non-vested
share options and RSUs granted and Preferred Shares. As the Group incurred losses for the years ended December 31, 2019, 2020 and 2021, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested
share options excluded from the calculation of diluted net loss per share of the Company were 100,442,575 as of December 31, 2019, nil as of December 31, 2020 and 2021. The weighted-average numbers of non-vested
RSUs excluded from the calculation of diluted net loss per share of the Company were nil as of December 31, 2019, 20,841,866 as of December 31, 2020 and 44,422,384 as of December 31, 2021. Preferred Shares to be converted into ordinary shares were 500,059,108 as of December 31, 2019, nil as of December 31, 2020 and 2021 on a weighted average basis.

F-8
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

2 6 .	Related parties
The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Xiaopeng He	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Guangzhou Huitian Aerospace Technology Co., Ltd. (“Guangzhou Huitian”)	A Company Significantly Influenced by the Principal Shareholder
Guangdong Huitian Aerospace Technology Co., Ltd. (“Guangdong Huitian”)	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Zhongpeng Investment and Development Co., Ltd.	A Company Controlled by the Principal Shareholder
Dogotix	A Company Controlled by the Principal Shareholder
Shenzhen Pengxing Smart Co., Ltd	A Company Controlled by the Principal Shareholder
Shenzhen Pengxing Smart Research Co., Ltd.	A Company Controlled by the Principal Shareholder
(1) Since January 2021, Guangzhou Huitian and Guangdong Huitian were controlled by the principal shareholder. In October 2021, upon the completion of Huitian’s A round of fund raising, Guangzhou Huitian and Guangdong Huitian became significantly influenced by the principal shareholder from being controlled by the principal shareholder.
(2) Major transactions with related parties:
(i)
Non-trade
in nature
For the year ended December 31, 2020, the loans from a principal shareholder amounted to RMB1,063,434 and was repaid as of December 31, 2020 (2019 and 2021: nil). The interest expenses on the loans from a principal shareholder was RMB5,922 (2019 and 2021: nil).
(ii) Trade in nature
For the years ended December 31, 2019, 2020 and 2021, the rental expenses to a company controlled by the principal shareholder amounted to nil, RMB10,150 and RMB10,150, respectively.
For the year ended December 31, 2020, the purchase of fixed assets and the rental income from a company controlled by the principal shareholder amounted to RMB999 and RMB166, respectively.
For the year ended December 31, 2021, the purchase of fixed assets, the purchase of service and the rental income from the companies controlled by the principal shareholder amounted to RMB698
,
RMB101 and
 RMB862, respectively.
For the year ended December 31, 2021, the purchase of fixed assets, the purchase of service and the rental income from the companies significantly influenced by the principal shareholder amounted to RMB2,793, RMB54 and RMB40, respectively.
For the year ended December 31, 2021, the operation support service and goods provided to the companies controlled by the principal shareholder amounted to RMB36,857 and RMB140, respectively.
For the year ended December 31, 2021, the operation support service provided to the companies significantly influenced by the principal shareholder amounted to RMB2,300.
(3) Amounts due from related parties:
As of December 31, 2020, amounts due from related parties amounting to RMB682 represents the receivables for the services provided to a company controlled by the principal shareholder.
As of December 31, 2021, amounts due from related parties represents
: (i)
the receivables for operation support service amounting to RMB15,804 to the companies controlled by the principal shareholder
, and
(ii) the receivables for operation support service and
the prepayment for fixed assets amounting to
RMB15,403 and
RMB1,578
, respectively,
 to the companies significantly influenced by the principal shareholder.
(4) Amounts due to related parties:
As of December 31, 2020, amounts due to related parties represent the payables for rental expenses and the payables for asset purchased amounting to RMB11,063 and RMB999, respectively, to a company controlled by the principal shareholder.
As of December 31, 2021, amounts due to related parties represents: (i) the payables for rental expenses amounting to
 RMB22,126 to a company controlled by the principal shareholder, and
 (ii)
the payables for asset purchased amounting to RMB2,793 to a company significantly influenced
by the principal shareholder.

F-8
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

27.	Commitments and Contingencies

(a)	Capital commitments
Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2020	2021
Property, plant and equipment	259,417	1,241,759
Investments	44,392	20,000

Total	303,809	1,261,759

(b)	Purchase commitments
Purchase expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2020	2021
Purchase commitments on purchase of raw materials	2,315,188	5,312,557

F-8
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

28.	Subsequent events
(a) Transfer of Equity Interest in Zhaoqing Xiaopeng New Energy
On January 4, 2022, Zhaoqing Kunpeng transferred its 50% equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing XPeng for a total cash consideration of RMB1 Yuan, after which Zhaoqing Xiaopeng New Energy become the Company’s wholly owned subsidiary (Note 1(b)(2)).
(b) Investment in a business related to semiconductor
In January 2022, the Group entered into a share subscription agreement with a company to acquire its 3.71% equity interest for a total cash consideration of RMB65,000.
(c) Issuance of Auto Leasing Asset-backed Securities (“ABS”)
In February 2022, the Company, through its wholly owned subsidiary, completed the launch of ABS amounting to RMB
775,000
by issuing senior debt securities to investors.
(d) Investment in a limited partnership related to capital investment
In March 2022, the Group entered into a subscription agreement with a limited partnership to become a limited partner for a total consideration of US$150,000.
(e) Investment in a business related to battery
In March 2022, the Group entered into a share subscription agreement with a company to acquire its 0.40% equity interest for a total consideration of RMB50,000.

F-8
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

29.	Restricted Net Assets
The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.
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
Amounts restricted include
paid-in
capital and statutory reserve funds, less accumulated deficit if as determined pursuant to PRC GAAP, totaling approximately RMB27,751,253 and RMB41,040,036 as of December 31, 2020 and 2021, respectively; therefore in accordance with Rules
4-08
(e) (3) of Regulation
S-X,
the condensed parent company only financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 are disclosed in Note 3
0
.

9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

30.	Company Financial Statements (Parent Company Only)
The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only (parent company only).
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
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021.
Condensed Balance Sheets

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	24,760,588	4,453,841
Restricted cash	114,321	57,253
Short-term deposits	979,897	14,457,154
Prepayments and other current assets	118,114	4,980
Total current assets	25,972,920	18,973,228

Non-current assets
Investments in subsidiaries and VIEs	8,471,310	22,269,421
Long-term deposits	—	955,907
Total non-current assets	8,471,310	23,225,328

Total assets	34,444,230	42,198,556

Liabilities
Current liabilities
Accruals and other liabilities	14,421	51,978

Total current liabilities	14,421	51,978

Total liabilities	14,421	51,978

F-
90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

30.	Company Financial Statements (Parent Company Only) (continued)
Condensed Balance Sheet
s

		As of December 31,
	Note	2020	2021
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares		63	87
Class B Ordinary shares		26	25
Class C Ordinary shares		12	—
Additional paid-in capital		46,482,512	59,980,534
Statutory reserve		—	6,047
Accumulated deficit		(11,322,423)	(16,191,566)
Accumulated other comprehensive loss		(730,381)	(1,648,549)

Total shareholders’ equity		34,429,809	42,146,578

Total liabilities and shareholders’ equity		34,444,230	42,198,556

F-
91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

30.	Company Financial Statements (Parent Company Only) (continued)
Condensed Statements of Comprehensive Loss

		For the Year Ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB
Operating expenses
Selling, general and administrative expenses		(517)	(13,430)	(8,966)

Total operating expenses		(517)	(13,430)	(8,966)

Loss from operations		(517)	(13,430)	(8,966)
Interest income		1,140	43,001	208,463
Interest expense		—	(5,935)	—
Equity in loss of subsidiaries and VIEs		(3,719,975)	(4,487,049)	(5,696,578)
Other non-operating income, net		—	369,403	554,723
Fair value gain on derivative liabilities		27,679	1,362,025	79,262

Loss before income tax expenses		(3,691,673)	(2,731,985)	(4,863,096)

Income tax expenses		—	—	—

Net loss		(3,691,673)	(2,731,985)	(4,863,096)

Accretion on Preferred Shares to redemption value		(961,050)	(2,157,744)	—
Deemed contribution from repurchase of Preferred Shares		9,969	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.		(4,642,754)	(4,889,729)	(4,863,096)

Net loss		(3,691,673)	(2,731,985)	(4,863,096)

Other comprehensive loss
Foreign currency translation adjustment, net of nil tax		(2,968)	(724,433)	(918,168)

Total comprehensive loss attributable to XPeng Inc.		(3,694,641)	(3,456,418)	(5,781,264)

Accretion on Preferred Shares to redemption value		(961,050)	(2,157,744)	—
Deemed contribution from repurchase of Preferred Shares		9,969	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(4,645,722)	(5,614,162)	(5,781,264)

F-
92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

30.	Company Financial Statements (Parent Company Only) (continued)
Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
		(As Revised) (Note (i))
Cash flows from operating activities	1,140	23,636	232,625

Cash flows from investing activities
Placement of term deposits	—	(979,897)	(14,607,257)
Investment in equity investees	(1,658,783)	(7,825,007)	19,015,285)
Maturities of derivative assets	—	—	233,050

Net cash used in investing activities	(1,658,783)	(8,804,904)	(33,389,492)

Cash flows from financing activities
Proceeds from issuance of Preferred Shares	1,926,812	6,561,323	—
Proceeds from IPO, net of issuance cost	—	11,410,386	—
Proceeds from FO, net of issuance cost	—	15,988,903	—
Proceeds from Global Offering, net of issuance cost	—	—	13,146,811
Payments of listing expenses	—	—	(36,924)

Net cash provided by financing activities	1,926,812	33,960,612	13,109,887

Effects of exchange rate changes on cash, cash equivalents and restricted cash	—	(573,604)	(316,835)
Net increase (decrease) in cash, cash equivalents and restricted cash	269,169	24,605,740	(20,363,815)
Cash, cash equivalents and restricted cash at beginning of the year	—	269,169	24,874,909

Cash, cash equivalents and restricted cash at end of the year	269,169	24,874,909	4,511,094

F-9
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

30.	Company Financial Statements (Parent Company Only) (continued)
(i) Revision to Previously Reported Cash Flow Information of Parent Company
The Company revised the parent company-only condensed statement of cash flows for the year ended December 31, 2020, as presented above, to correct for errors in the preparation of the prior disclosures. The errors had no impact on the previously reported consolidated financial statements. Management has determined that the errors were immaterial and should be corrected through a revision of previously reported information.
Details of the revision are as follows:
Condensed Statement of Cash Flows

	For the Year Ended December 31, 2020
	As Previously Reported	Revisions	As Revised
	RMB	RMB	RMB
Cash flows from operating activities	23,636	—	23,636

Cash flows from investing activities
Placement of term deposits	(979,897)	—	(979,897)
Investment in equity investees	(8,512,932)	687,925	(7,825,007)

Net cash used in investing activities	(9,492,829)	687,925	(8,804,904)

Cash flows from financing activities
Proceeds from issuance of Preferred Shares	6,561,323	—	6,561,323
Proceeds from IPO, net of issuance cost	11,410,386	—	11,410,386
Proceeds from FO, net of issuance cost	15,988,903	—	15,988,903

Net cash provided by financing activities	33,960,612	—	33,960,612

Effects of exchange rate changes on cash, cash equivalents and restricted cash	—	(573,604)	(573,604)
Net increase (decrease) in cash, cash equivalents and restricted cash	24,491,419	114,321	24,605,740
Cash, cash equivalents and restricted cash at beginning of the year	269,169	—	269,169

Cash, cash equivalents and restricted cash at end of the year	24,760,588	114,321	24,874,909

(ii) Basis of presentation
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

4