Form 20-F
period 2022-12-31
XPENG INC.
filed 2023-04-12
CIK 1810997

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Honorary
Vice Chairman and
Co-President
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
1,375,210,223 Class A ordinary shares were outstanding as of December 31, 2022
348,708,257 Class B ordinary shares were outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes
     ☐  No
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
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

•

“affiliate shareholders of the Group VIEs” are to (i) the individual shareholders of the Group VIEs, (ii) Guangzhou Kuntu Technology Co., Ltd., or Kuntu Technology, which is ultimately beneficially owned by Mr. Heng Xia and Mr. Tao He and holds all of equity interest in Xintu Technology; (iii) Guangzhou Xuetao Enterprise Management Co., Ltd., or Guangzhou Xuetao and (iv) the individual shareholders of Guangzhou Xuetao, namely Mr. Tao He and his spouse. For avoidance of doubt, affiliate shareholders of the Group VIEs do not include Guangzhou Xiaopeng Motors Technology Co., Ltd., or Xiaopeng Technology, which is our subsidiary and holds 50% of equity interest in Zhipeng IoV, or Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd., or Xiaopeng Chuxing, which is our subsidiary and holds 50% of equity interest in Yidian Chuxing;

•	“app” are to computer program designed to run on smartphones and other mobile services;

•

“China” and the “PRC” are to the People’s Republic of China, including Hong Kong Special Administrative Region and Macau Special Administrative Region, unless referencing specific laws and regulations adopted by the PRC and other legal or tax matters only applicable to mainland China; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with PRC laws and regulations;

•	“City NGP” are to City Navigation Guided Pilot, a high-level ADAS function, to perform a wide range of driving tasks for complex urban driving scenarios;

“CLTC” are to China Light-Duty Vehicle Test Cycle, which is developed by the China Automotive Technology & Research Center to replace European testing procedures for fuel/energy consumption and emissions;

•	“E/E architecture” or “EEA” are to electrical/electronic architecture;

•	“EV” or “electric vehicle” are to the battery electric vehicle used for the carriage of passengers;

•	“the Group” are to XPeng Inc., the Group VIEs and their respective subsidiaries;

•

“Group VIEs” are to (i) Guangzhou Zhipeng IoV Technology Co., Ltd., or Zhipeng IoV, and (ii) Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd., or Yidian Chuxing, (iii) Guangzhou Xintu Technology Co., Ltd, or Xintu Technology and (iv) Guangdong Intelligent Insurance Agency Co., Ltd. (formerly known as Qingdao Miaobao Insurance Agent Co., Ltd.), or GIIA. Each of Zhipeng IoV, Yidian Chuxing, Xintu Technology and GIIA is a “Group VIE”;

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

•	“OTA” are to over-the-air;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“Smart EV” are to electric vehicles with a rich array of connectivity, advanced driver assistance systems and smart technology features;

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

Corporate Structure

The following diagram illustrates our corporate structure as of December 31, 2022. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Investors in our Class A ordinary shares and ADSs are purchasing equity interest in XPeng Inc.
(2)

Includes (i) 131 subsidiaries that are wholly-owned by Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd., or Chengxing Zhidong, (ii) four subsidiaries and three limited partnerships of which a majority equity interest is held by Chengxing Zhidong, and (iii) Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Zhaoqing Xiaopeng New Energy, of which 100% equity interest was held by Chenxing Zhidong as of December 31, 2022. Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and providing after-sales services. In January 2022, we acquired the remaining 50% equity interest in Zhaoqing Xiaopeng New Energy, which has become our wholly-owned subsidiary. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

(3)

Includes (i) ten subsidiaries that are wholly-owned by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and (ii) two subsidiaries, of which 73.8% and 75% equity interest, respectively, is held by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and its subsidiaries are primarily involved in providing value-added services.

(4)

50% of equity interest in Zhipeng IoV is held by us, and Mr. Heng Xia, our co-founder and president, and Mr. Tao He, our co-founder and senior vice president, hold 40% and 10% of equity interest in Zhipeng IoV, respectively.

(5)

50% of equity interest in Yidian Chuxing is held by us, and Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, and Mr. Heng Xia hold 40% and 10% of equity interest in Yidian Chuxing, respectively.

(6)

Xintu Technology is wholly owned by Guangzhou Kuntu Technology Co., Ltd., or Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Mr. Heng Xia and Mr. Tao He hold 80% and 20% equity interest, respectively.

(7)	Mr. Tao He, our co-founder and senior vice president, and his spouse, respectively holds 50.0% and 50.0% of equity interests in Guangzhou Xuetao, which wholly owns GIIA.

Contractual Arrangements with the Group VIEs and Their Shareholders

XPeng Inc. is not a Chinese operating company, but a Cayman Islands holding company, and the Group’s operations are primarily conducted by its subsidiaries in China. The Group also conducts certain non-core and non-essential operations and through contractual arrangements with the Group VIEs. Investors in our ADSs and Class A ordinary shares do not hold equity interest in the Group’s operating entities in China, but instead hold equity interest in XPeng Inc. As used in this annual report, “XPENG,” “we,” “us,” “our company” or “our” refers to XPeng Inc. and/or its subsidiaries, and “the Group” refers to XPeng Inc., the Group VIEs and their respective subsidiaries.

Under the PRC laws and regulations, the provision of value-added telecommunication service in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such business in China through Zhipeng IoV and Yidian Chuxing. Under the PRC laws and regulations, the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements. Therefore, we operated such business in China through Xintu Technology and its subsidiary, which is Jiangsu Zhipeng Kongjian Information Technology Co., Ltd., or Zhipeng Kongjian (formerly known as Jiangsu Zhitu Technology Co., Ltd.). Under the PRC laws and regulations, the provision of insurance agency service in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such business in China through GIIA. As such, the VIE structure provides investors with exposure to foreign investment in China-based operating companies where Chinese law either restricts or prohibits direct foreign investment in such companies. Investors may never hold equity interests in such Chinese operating companies.

Currently, the Group VIEs are (i) Guangzhou Zhipeng IoV Technology Co., Ltd., or Zhipeng IoV, which is primarily engaged in the business of development and the operation of an Internet of Vehicles (IoV) network involving the XPENG App; (ii) Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd., or Yidian Chuxing, which is primarily engaged in the business of provision of online-hailing services through online platform including the Youpeng Chuxing App. Zhipeng IoV and Yidian Chuxing enables the Group to operate mobile apps, which enables us to offer a convenient customer experience; (iii) Guangzhou Xintu Technology Co., Ltd., or Xintu Technology. Zhipeng Kongjian, which is Xintu Technology’s wholly-owned subsidiary, primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps and is in the process of renewing the Surveying and Mapping Qualification Certificate. After the Surveying and Mapping Qualification Certificate is renewed, we plan to develop mapping and navigation solutions that will improve customers’ driving experience; and (iv) Guangdong Intelligent Insurance Agency Co., Ltd., or GIIA, which is primarily engaged in the business of providing insurance agency services.

We have entered into a series of contractual arrangements with each of Zhipeng IoV, Yidian Chuxing and Xintu Technology, such Group VIEs and the respective affiliate shareholders of such Group VIEs, including (i) power of attorney agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over such Group VIEs; (ii) exclusive service agreements, which allow us to receive substantially all of the economic benefits from such Group VIEs; and (iii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into such Group VIEs when and to the extent permitted by PRC law.

We have also entered into an agreement with Guangzhou Xuetao, the sole shareholder of GIIA, Mr. Tao He, our co-founder and senior vice president, and his spouse, that irrevocably authorized us to exercise all the management rights over GIIA, including the shareholder’s voting rights regarding the operation and management of GIIA. We are also entitled to purchase all or a portion of the equity interest in GIIA as provided in the agreement. As a result of these contractual arrangements, we are the primary beneficiary of the Group VIEs for accounting purposes. We have consolidated their financial results in our consolidated financial statements. However, we do not own a majority equity interest in Zhipeng IoV or Yidian Chuxing, and we do not own any equity interest in Xintu Technology or GIIA. We primarily operate our business through our subsidiaries in China, and the Group VIEs do not have a material contribution to the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company.

The contractual arrangements with the Group VIEs and the respective affiliate shareholders of the Group VIEs involve unique risks to investors. Such arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. If any of the Group VIEs or the respective affiliate shareholders of the Group VIEs fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. Our contractual arrangements have not been tested in Chinese courts. Furthermore, the Chinese regulatory authorities could disallow the VIE structure. If we are unable to assert our control over the assets of the Group VIEs, we may experience disruptions to our business, and the value of our Class A ordinary shares and ADSs may decline. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”

Operations in China

The Group faces various legal and operational risks and uncertainties associated with being based in and having its operations primarily in China and the country’s complex and evolving laws and regulations. These risks could result in a material change in the Group’s operations and/or the value of our ADSs and Class A ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, the Group has incurred, and will continue to incur, significant expenses to comply with laws and regulations relating to cybersecurity and data security, including those implemented recently by China’s government. The Group also faces risks associated with regulations on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, and anti-monopoly regulatory actions, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. See “Item 3. Key Information—D. Risks Factors—Risks Relating to Doing Business in China.”

Furthermore, the Holding Foreign Companies Accountable Act, or the HFCA Act, may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act provides if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. In the event of such determination by the SEC, the NYSE would delist our ADSs. In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our independent auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a SEC-identified issuer under the HFCA Act after we file this annual report on Form 20-F for the year ended December 31, 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a SEC-identified issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” and “Item 3. Key Information—D. Risks Factors—Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

PRC Permissions and Approvals

We have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Zhaoqing Xiaopeng New Energy, and our Smart EVs (the G3i, the P5, the P7 and the G9) being listed in Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Zhaoqing Xiaopeng New Energy to become a qualified manufacturer of EVs and Smart EVs and for the manufacturing and sales of our Smart EVs (the G3i, the P5, the P7 and the G9). Given the uncertainties regarding interpretation, implementation and enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”

Furthermore, the PRC authorities have recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Internet Security and Privacy Protection”. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences,” “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Business and Industry—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” and “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

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

The subsidiaries did not declare any dividends or make distributions to the holding company for each of the years presented. The consolidated Group VIEs cannot pay dividends to the subsidiaries or the holding company but rather transfer funds through technical service fees. The service fees charged between the Group VIEs and other entities within the Group were immaterial for each of the years presented.

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

Since inception, we have not declared or paid any dividends on our ordinary shares or ADSs. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For certain Cayman Islands, PRC, Hong Kong and United States federal income tax considerations of an investment in the ADSs and Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

A. [Reserved]

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

•

Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences. For instance, any misuse of smart technology, such as facial recognition technology, may have a material adverse effect on our reputation and results of operations.

Risks Relating to Doing Business in China

•

Changes and developments in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. The Chinese government may intervene or influence the Group’s operations if we fail to comply with applicable PRC laws, regulations or regulatory requirements, and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in the Group’s operations and the value of our Class A ordinary shares and ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares and ADSs to investors and cause the value of such securities to significantly decline or be worthless.

•

For instance, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures would impose filing requirements on both “direct” and “indirect” overseas offering or listing of PRC domestic companies. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we shall apply for approval or filing for our initial public offering in the U.S. in August 2020, our follow-on public offering completed in December 2020 or our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021. However, since the PRC authorities have promulgated new laws and regulations recently to further regulate securities offerings that are conducted overseas, in connection with our future overseas securities offering or listing, we may be required to fulfill filing, reporting procedures or other administrative procedures with the CSRC or other PRC government authorities. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions.

•	Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

•

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

•

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

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

Risks Relating to Our Corporate Structure

•

Revenue contributions from the Group VIEs have not been and are not expected in the foreseeable future to be material. Nonetheless, if the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs.

•	Our contractual arrangements with the Group VIEs may result in adverse tax consequences to us.

•

We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

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

We began operations in 2015 and have a limited operating history. We have limited history in most aspects of our business operations, including designing, testing, manufacturing, marketing and selling our Smart EVs, as well as offering our services. We started production of our first mass-produced Smart EV, the G3, a compact SUV, in November 2018. We have constructed a manufacturing plant in Zhaoqing, Guangdong province, and the plant is the first manufacturing facility owned by us. We have also constructed a manufacturing plant in Guangzhou, Guangdong province, and started manufacturing Smart EVs at this plant in December 2022. We started production of our second mass-produced Smart EV, the P7, a sports sedan, at the Zhaoqing plant in May 2020. We unveiled the P5, our third Smart EV and a family sedan, in April 2021, and started delivery in September 2021. Furthermore, we introduced the G3i, which is the mid-cycle facelift version of the G3, in July 2021, and started delivery in August 2021. In September 2022, we launched the G9, which is our fourth Smart EV and a flagship SUV, and started mass delivery in October 2022. In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month.

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

We have experienced significant growth in the past several years. Our revenues increased significantly from RMB5,844.3 million in 2020 to RMB20,988.1 million in 2021, and further to RMB26,855.1 million in 2022, and the number of Smart EVs delivered by us increased from 27,041 units in 2020 to 98,155 units in 2021 and 120,757 units in 2022. We plan to further grow our business by, among other things, investing in technology, expanding our product portfolio, strengthening our brand recognition, expanding our sales and marketing network and service offerings. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.

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

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as ADAS, intelligent operating system, powertrain and E/E architecture. We have been investing heavily on our research and development efforts. In 2020, 2021 and 2022, our research and development expenses amounted to RMB1,725.9 million, RMB4,114.3 million and RMB5,214.8 million, respectively. Our research and development expenses accounted for 29.5%, 19.6% and 19.4% of our total revenues for 2020, 2021 and 2022, respectively. The EV industry is experiencing rapid technological changes, and we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. For example, we believe ADAS is a key factor that differentiates our Smart EVs from competing products, and we have dedicated significant research and development efforts in this area. Any delay or setbacks in our efforts to improve ADAS capabilities could materially and adversely affect our business, reputation, results of operations and prospects.

Besides our in-house expertise, we also rely on certain technologies of our suppliers to enhance the performance of our Smart EVs. In particular, we do not manufacture battery cells or semiconductors, which makes us dependent upon suppliers for the relevant technologies. As technologies change, we plan to upgrade our existing models and introduce new models in order to provide Smart EVs with the latest technologies, including battery cells and semiconductors, which could involve substantial costs and lower our return on investment for existing models. In addition, we have commenced delivering our third Smart EV model, the P5, in September 2021, and the new model features LIDAR, which also involved substantial costs. There can be no assurance that we will be able to equip our Smart EVs with the latest technologies. Even if we are able to keep pace with changes in technologies and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

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

Our Smart EVs may contain defects in design or manufacturing that cause them not to perform as expected or that require repair, and certain features of our Smart EVs may take longer than expected to become enabled. For example, the operation of our Smart EVs is highly dependent on our proprietary software, such as XPILOT, XNGP and Xmart OS, which is inherently complex. These software systems may contain latent defects and errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. Furthermore, while we have performed extensive internal testing on the Smart EVs we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our Smart EVs. We cannot assure you that our Smart EVs are free of defects, which may manifest over time. Product defects, delays or other failures of our products to perform as expected could damage our reputation and result in product recalls, product liability claims and/or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may be subject to risks associated with ADAS technologies.

We continuously upgrade our ADAS technologies through in-house research and development. ADAS technologies are subject to risks and from time to time there have been accidents associated with such technologies. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, ADAS technology is still evolving and is yet to achieve wide market acceptance. The safety of ADAS technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with our ADAS systems occur, we could be subject to liability, government scrutiny and further regulation. Furthermore, accidents or defects caused by third parties’ ADAS technology may negatively affect public perception, or result in regulatory restrictions, with respect to ADAS technology.

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

We have not been profitable since our inception. The design, manufacture, sale and servicing of Smart EVs is a capital-intensive business. We have been incurring losses from operations and had negative cash flows from operating activities since inception. We incurred net losses of RMB2,732.0 million, RMB4,863.1 million and RMB9,139.0 million for 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB139.8 million, RMB1,094.6 million and RMB8,232.4 million for 2020, 2021 and 2022, respectively. We have made significant up-front investments in research and development, our manufacturing facilities in Zhaoqing and Guangzhou, our sales and service network, our charging network, as well as marketing and advertising, to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further expand our business, and there can be no assurance that we will successfully execute our business strategies. We may not generate sufficient revenues for a number of reasons, including lack of demand for our Smart EVs and services, increasing competition, challenging macro-economic environment due to the COVID-19 pandemic, supply chain disruption, as well as other risks discussed herein. Our ability to become profitable in the future will not only depend on our efforts to sell our Smart EVs and services but also to control our costs. If we are unable to adequately control the costs associated with the Group’s operations, we may continue to experience losses and negative cash flows from operating activities in the future.

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

Our business has benefited from government subsidies, economic incentives and government policies that support the growth of new energy vehicles. For example, each qualified purchaser of our Smart EVs enjoys subsidies from China’s central government and certain local governments. Furthermore, in certain cities, quotas that limit the purchase of ICE vehicles do not apply to EVs, thereby incentivizing customers to purchase EVs. On September 18, 2022, the Ministry of Finance of the PRC, together with several other PRC government departments, issued Announcement on Continuation for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which extended the previous vehicle purchase tax exemption policy for new energy vehicles to December 31, 2023. China’s central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, in January 2022, the Ministry of Finance of the PRC, together with several other PRC government departments, issued the Notice on the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles for 2022, or the 2022 Subsidy Notice. The 2022 Subsidy Notice provides that the subsidies for new energy vehicle purchases in 2022 will be generally lowered by 30%, and such subsidies will be eliminated at the end of 2022. The reduction and elimination of such subsidies could adversely affect our gross margin. Furthermore, we have received subsidies from certain local governments in relation to our Smart EV manufacturing bases. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our Smart EVs in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

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

Our business initially depended substantially on the sales and success of the G3, a compact SUV, which was our only mass-produced Smart EV in the market prior to May 2020. We started the production of our second mass-produced Smart EV, the P7, in May 2020. Furthermore, we introduced the G3i, which is the mid-cycle facelift version of the G3, in July 2021, and started delivery in August 2021. We have commenced delivering our third Smart EV model, the P5, a family sedan, in September 2021. In September 2022, we launched the G9, which is our fourth Smart EV and a flagship SUV, and started mass delivery in October 2022. In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month. Historically, automobile customers have come to expect a variety of vehicle models offered in an OEM’s product portfolio and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan to continuously introduce new models to enrich our product portfolio, as well as periodically introducing new versions of existing Smart EV models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

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

As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we shall apply for approval or filings for our initial public offering in the U.S. in August 2020, our follow-on public offering completed in December 2020 or our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021. However, we are not certain whether the Revised Cybersecurity Review Measures or any relevant future laws, rules or regulations will apply to our company and follow-on offerings of foreign listed companies, or whether the scope of financing activities that are subject to the cybersecurity review may change in the future. We believe that the Group has complied with the applicable regulations and policies that have been issued by the Cybersecurity Administration of China, or CAC, to date in all material respects. As of the date of this annual report, the Group has not been involved in any cybersecurity review initiated by the CAC, and the Group has not received any inquiry, notice, warning, or sanction in such respect.

Given that the relevant laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection, cybersecurity and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to privacy, data protection, cybersecurity and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations and policies or relevant drafts may result in the publication of new laws, regulations and policies to which we or our vehicles may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator, or if our data processing activities and overseas listing or follow-on financing activities were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.

Any misuse of smart technology, such as facial recognition technology, may have a material adverse effect on our reputation and results of operations. We historically engaged a third-party service provider to analyze the background of visitors of certain of our stores in Shanghai through facial recognition technology. Due to the lack of visitor consent and other requisite procedures, such practice was found to be in violation of the PRC Customer Rights Protection Law by the local administration for market regulation, and we were subject to an immaterial amount of fine. We have terminated our collaboration with the third-party service provider, and the relevant visitor data has been deleted. While we have enhanced our compliance measures since this incident, we cannot assure you that we will always be deemed to be in compliance with data privacy laws and regulations by the relevant authorities.

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

Any problems or delays in maintaining operations and expanding capacity of the Zhaoqing plant and Guangzhou plant or the establishment of the new manufacturing bases in Wuhan could negatively affect the production of our Smart EVs.

To exercise direct control over product quality and gain more flexibility in adjusting our manufacturing process and production capacity, we built our own plants in Zhaoqing and Guangzhou, Guangdong province. We manufacture the G3i, the new mid-cycle facelift version of the G3, the P7, the P7i, the mid-cycle facelift version of the P7, the P5 and the G9 at the plants in Zhaoqing and Guangzhou. Our future operation and prospects depend on our ability to successfully maintain the operation, and expand the capacity, of the Zhaoqing plant and Guangzhou plant. In addition, we need to effectively control cost of production at the Zhaoqing plant and Guangzhou plant. We have limited experience in the production of Smart EVs. Given the size and complexity of this undertaking, it is possible that we may experience issues, delays or cost overruns in further expanding the production output at the Zhaoqing plant and Guangzhou plant.

In September 2020, we entered into a cooperation agreement with Guangzhou GET Investment Holdings Co., Ltd., or Guangzhou GET Investment, a wholly owned investment company of Guangzhou Economic and Technological Development Zone, which is a local government authority in Guangzhou. The construction of the Guangzhou plant was completed in June 2022 and it houses a broad range of functions, including research and development, manufacturing, vehicle testing and sales. We started manufacturing Smart EVs at the Guangzhou plant in December 2022.

In April 2021, we entered into an investment agreement with Wuhan Economic & Technological Development Zone Management Committee, or Wuhan ETDZ Committee, a local government authority in Wuhan. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to support our construction of a new manufacturing base and research and development center in the Wuhan Economic & Technological Development Zone, or the Wuhan Base.

The establishment of the new manufacturing bases in Wuhan is subject to a number of uncertainties. The commencement of its operation may be affected by, among other things, availability of funding, progress of the construction and the installation of production equipment, grant of applicable regulatory approvals, as well as the hiring and retention of qualified employees. Any policy change affecting investments in manufacturing facilities in general may also have an impact on the establishment of our new manufacturing base. There can be no assurance that the new manufacturing base will be able to commence operation in accordance with our plan. In addition, we may not be able to successfully ramp and maintain its operation. We must also maintain good working relationships with Wuhan ETDZ Committee throughout the term of our cooperation. In addition, upon the commencement of operations of the new manufacturing base in Wuhan, our depreciation expenses will increase, which could adversely affect our results of operations.

If we experience any issues or delays in meeting our projected timelines, maintaining sufficient funding and capital efficiency, increasing production capacity or generating sufficient demand for production in our Zhaoqing plant and Guangzhou plant or the new manufacturing base in Wuhan, our business, prospects, operating results and financial condition could be adversely impacted.

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

We started the production of our first mass-produced Smart EV, the G3, in November 2018 and our second mass-produced Smart EV, the P7, in May 2020. We unveiled our third Smart EV, the P5, in April 2021, and started delivery in September 2021. Furthermore, we introduced the G3i, which is the mid-cycle facelift version of the G3, in July 2021, and started delivery in August 2021. In September 2022, we launched the G9, which is our fourth Smart EV and a flagship SUV, and started mass delivery in October 2022. In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month. We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. OEMs often experience delays in the design, manufacture and commercial release of new Smart EV models. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our Smart EVs, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays.

Furthermore, we rely on third-party suppliers for the provision and development of many of the key components used in our Smart EVs. To the extent our suppliers experience any delays in providing us with or developing necessary components or experience quality issues, we could experience delays in delivering on our timelines. Any delay in the manufacture of our existing Smart EV models or the manufacture and launch of our future models, including in the ramp up of our Zhaoqing plant and Guangzhou plant or due to any other factors, or in performing facelifts to existing models, could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our Smart EVs, results of operations and growth prospects.

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

We may not be able to expand our physical sales network cost-efficiently, and our franchise model is subject to a number of risks.

As of December 31, 2022, our physical sales network consisted of 420 stores, covering 143 cities in China. We plan to expand our physical sales network through direct stores and franchised stores. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing direct stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our direct stores.

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

Offline after-sale services are primarily carried out by franchised service stores. We and our franchisees have limited experience in servicing our Smart EVs. Servicing EV is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our after-sale service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our franchisees will have sufficient resources to meet these service requirements in a timely manner as the volume of Smart EVs we deliver increases. Moreover, we provide value-added services, including insurance technology support, automotive loan referral, auto financing and ride-hailing, and we may expand our value-added services in the future. However, we cannot assure you that we will be able to successfully monetize our value-added services. In addition, we are subject to certain risks relating to our ride hailing service. For example, the drivers may be involved in accidents or misconducts, which could result in personal injuries, property damage or other harms for passengers and third parties, as well as reputational damage and significant liabilities for us.

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

We have marketed our ability to provide our customers a convenient charging experience. We offer installation of home chargers for our customers. Customers may also charge through XPENG self-operated charging station network or at third-party charging stations. We plan to expand our charging network primarily by partnering with third parties. There can be no assurance that our partners will continue to expand their charging facilities, or that such partners will continue their cooperation on terms acceptable to us, or at all. As a result, we may need to invest significant capital to establish and operate more XPENG self-operated charging stations and/or engage additional franchisees to operate such stations. In addition, the installation of home chargers is handled by third-party service providers, and their service may not meet our customers’ expectations. To the extent we or the relevant third parties are unable to meet customer expectations or experience difficulties in providing charging solutions, our reputation and business may be materially and adversely affected.

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

We cooperate with banks and connect them with customers who seek automotive financing solutions. We believe the availability of financing options is important to our customers. If affordable automotive financing solutions are not available for our customers, we may not be able to grow our sales. To complement the banks’ services, we also offer auto financing to our customers through a wholly-owned subsidiary. Such auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets. As of December 31, 2022, the Group had installment payment receivables of RMB3,483.3 million. As we continue to grow our business, we may increase the amount of auto financing we offer. We may not be able to obtain adequate funding for our auto financing program. We may also fail to effectively manage the credit risks related to our auto financing program, which would materially and adversely affect our business, results of operations and financial condition. In 2020, 2021 and 2022, the amount of write-down of installment payment receivables was RMB3.5 million, RMB50.0 million and RMB44.0 million, respectively. In addition, if we do not successfully monitor and comply with applicable national and/or local financial regulations and consumer protection laws governing auto financing transactions, we may become subject to enforcement actions or penalties, which would adversely affect our business.

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

In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct. For example, one former employee of ours was arrested and then charged in July 2018 with stealing trade secrets from his previous employer, Apple. Although the alleged theft occurred before he was employed by us, we were subpoenaed by the grand jury to produce certain documents. On August 22, 2022, the former employee pleaded guilty to the charge of theft of trade secrets and entered into a plead agreement.

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

In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with China Compulsory Certification, or CCC, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Although our P7, G3i, P5 and G9 have received CCC certifications, we cannot assure you that each of our future Smart EV models will be able to receive such certifications. Furthermore, the government carries out the supervision and inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold or used in any commercial activity. Failure of any of our Smart EV models to satisfy motor vehicle standards would have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Intellectual property protection may not be sufficient in the jurisdictions in which we operate. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

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

In order to operate our business, we need to obtain a series of licenses, permits and approvals, make filings or complete registrations according to relevant PRC laws and regulations. However, given that the PRC authorities may have certain discretion in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot guarantee you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations.

For example, PRC governments impose sanctions for engaging in value-added telecommunication services, or the VATS, without having obtained the VATS licenses for relevant categories. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. We have obtained two VATS licenses for Internet content provider, each held by Zhipeng IoV and Yidian Chuxing, which are two of the Group VIEs, respectively. Given that the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of VATS industry are evolving, it is unclear whether we are required to obtain other VATS licenses. In addition, Zhipeng Kongjian, a subsidiary of one of the Group VIEs, is in the process of renewing the Surveying and Mapping Qualification Certificate for the operation of land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. Furthermore, we also obtained an insurance agency business permit to conduct an insurance agency business, which is subject to regulation and inspection by the insurance regulatory authorities from time to time. Such insurance agency business permit is held by GIIA, which is also one of the Group VIEs. If we are not able to comply with all applicable legal requirements or obtain or renew necessary licenses and permits in a timely manner, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or suspension of our non-compliant operations, any of which may materially and adversely affect our business, financial condition and results of operations.

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

In addition, we may be required to obtain a License for Online Transmission of Audio and Visual Programs, as we allow users of our XPENG mobile app to upload and share audio and video content on the mobile app from time to time. If the government authorities determine that the audio and video uploading feature on our XPENG mobile app should be subject to this license requirement, we may be required to obtain necessary license and may even be subject to penalties, fines, legal sanctions and/or an order to remove such feature. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant government authorities regarding the lack of a License for Online Transmission of Audio and Visual Programs.

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

In addition, from time to time, the government of the PRC issues new regulations, which may require additional actions on our part to comply. If the Zhaoqing plant and Guangzhou plant or any of our other future constructions fails to comply with applicable regulations, we could be subject to substantial liability for clean-up efforts, personal injury or fines or be forced to close or temporarily cease the operations of the Zhaoqing plant and Guangzhou plant or other relevant constructions, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation.

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

As of December 31, 2022, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

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

We offer competitive warranty terms. We accrue a warranty reserve for the Smart EVs sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. We generally make warranty reserve by multiplying the expected unit costs for warranty services by the sales volume. We have limited experience with warranty claims regarding our Smart EVs or with estimating warranty reserves. As of December 31, 2022, we had warranty reserves in respect of our Smart EVs of RMB641.1 million. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, prospects, financial condition and results of operation.

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

Furthermore, the U.S. government has imposed measures regarding limiting or restricting China-based companies from accessing U.S. capital markets and delisting certain China-based companies from U.S. national securities exchanges. For further information, see “—Risks Relating to Doing Business in China—The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.” In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. In addition, the NYSE announced in February 2021 that it has determined to commence proceedings to delist CNOOC Limited in light of the same executive order. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further measures were to be implemented, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ, or that you will always be allowed to trade our Class A ordinary shares or ADSs.

We face risks associated with the international sale of our Smart EVs, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

While we have historically sold substantially all of our Smart EVs in China, we have been exploring opportunities to expand into international markets. For example, in December 2020, the first batch of the European version of the G3 was delivered to customers in Norway. In August 2021, we started the deliveries of the P7 to the European market. In 2022, we opened our self-operated stores in the Netherlands, Sweden, Denmark and Norway. In February 2023, we launched the G9 flagship SUV and the new P7 sports sedan for Europe. We may also test sales into other international markets. While we expect China will continue to be our primary market, the marketing and sale of our Smart EVs to international markets may increase in the future, which will expose us to a number of risks, including, but not limited, to:

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

In 2015, our subsidiary, Chengxing Zhidong, adopted a share incentive plan, pursuant to which options were granted to certain employees of Chengxing Zhidong and its subsidiaries. In June 2020, XPeng Inc. adopted a share incentive plan, or the Plan, to replace the share incentive plan adopted by Chengxing Zhidong, and we issued restricted share units, or RSUs to replace the options granted to certain employees of Chengxing Zhidong and its subsidiaries. As of March 31, 2023, RSUs which represent 30,712,434 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 2,706,468 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, or XPeng Fortune, which has been established for our share incentive plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the RSUs (including the RSUs issued to replace the options granted under the share incentive plan of Chengxing Zhidong) granted prior to our initial public offering in the U.S. was contingent upon the completion of an initial public offering or change in control, we started to recognize share-based compensation expense after the completion of our initial public offering in the U.S. in August 2020. The Group recognized RMB996.4 million, RMB379.9 million and RMB710.5 million of share-based compensation expenses in 2020, 2021 and 2022, respectively. Moreover, as we expect to grant additional RSUs or other share incentives to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations could be adversely affected.

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

A substantial part of our research and development on ADAS is conducted in the United States, and we are required to comply with the U.S. laws and regulations on export controls, including the U.S. Department of Commerce’s Export Administration Regulations. Currently, such laws and regulations do not restrict our ability to offer our U.S.-origin software to customers in China. However, we may be affected by future changes in U.S. export control laws and regulations. In addition, in October 2022, the U.S. Commerce Department’s Bureau of Industry and Security imposed additional export controls on certain advanced computing semiconductor chips, integrated circuits, semiconductor manufacturing items and related transactions. These recent export controls are, in part, intended to restrict China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain. These actions and/or other actions that may be taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could hinder our ability to transfer our U.S.-origin software to China, source U.S.-origin software and components or otherwise access U.S. technology, which could materially and adversely affect our business, results of operations and financial condition.

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

However, forecasts are inherently uncertain, and the demand for our products could change significantly between the order date and the projected delivery date. If we fail to accurately forecast the demand, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would have an adverse effect on our profitability. We recognized inventory write-downs of RMB92.6 million, RMB162.4 million and RMB220.3 million in 2020, 2021 and 2022, respectively. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce a sufficient number of products to meet such unanticipated demand, which could result in delays in the delivery of our products and harm our reputation.

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

The Group’s intangible assets primarily consist of manufacturing license, license plate, software and license of maintenance and overhaul. In addition, the Group’s controlling financial interest (as a result of existing contractual arrangements and as the term is defined under ASC 810) provides for the consolidation of the Group VIEs which hold certain licenses. Such contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. See “—Risks Relating to Our Corporate Structure— We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.” The Group’s intangible assets amounted to RMB607.8 million, RMB878.7 million and RMB1,043.0 million as of December 31, 2020, 2021 and 2022, respectively. The Group tests finite-lived intangible assets for impairment if impairment indicators arise. The indefinite-lived intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Any significant impairment losses charged against the Group’s intangible assets could have a material adverse effect on the Group’s business, financial condition and results of operations.

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

Our deferred revenue represents transaction payments allocated to performance obligations that are unsatisfied, which primarily arises from, among others, the undelivered vehicles, charging piles and free battery charging within certain limits. Our deferred revenue balance was RMB308.4 million, RMB897.3 million and RMB1,083.2 million as of December 31, 2020, 2021 and 2022, respectively. The timing and ultimate recognition of our deferred revenue depend on various factors, including our performance of obligations. As a result, deferred revenue at any particular date may not be representative of actual revenue for any succeeding period.

We recorded shareholders’ deficit.

We recorded total shareholders’ deficit of RMB6,830.4 million as of December 31, 2019, primarily due to the accounting treatment for our company’s preferred shares before our initial public offering in the U.S. as total mezzanine equity, and not total shareholders’ equity. After our initial public offering in the United States in August 2020, all of the preferred shares had been converted into ordinary shares. As such, as of December 31, 2022, we did not have any mezzanine equity and recorded total shareholders’ equity of RMB36,910.7 million.

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

The Group has experienced certain disruptions in its operations as a result of the government-imposed suspensions due to the COVID-19 pandemic in China in the previous years. A substantial number of our offices and stores, as well as our manufacturing facilities, were closed for certain periods in the first quarter of 2020. As a result, our Smart EV delivery decreased from 3,218 units in the fourth quarter of 2019 to 2,271 units in the first quarter of 2020. In particular, we delivered 1,055 units, 161 units and 1,055 units of Smart EVs in January, February and March 2020, respectively, which were lower than our expectation before the COVID-19 outbreak. The sharp decrease in the number of deliveries in February 2020 was mainly due to the significant impact from COVID-19 outbreak in China and seasonal impact from the Chinese New Year holiday. In the second quarter, third quarter and fourth quarter of 2020, we delivered 3,228 units, 8,578 units and 12,964 units of Smart EVs, respectively. The pandemic affected and may affect future delivery of components from certain suppliers that suspended production. For example, some of our suppliers were unable to deliver sufficient components to us due to the COVID-19 pandemic. We cannot assure you that such situation will not occur in the future if the COVID-19 pandemic resurges and that we will be able to find alternative suppliers should that happen in the future. See also “—We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us.” In addition, we incurred additional costs relating to the delivery of new Smart EVs to customers’ homes, mask donations to our customers, technology advancement for remote working arrangements and OTA firmware updates during the pandemic.

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

Risks Relating to Doing Business in China

Changes and developments in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

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

While the PRC economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. The PRC government may intervene or influence the Group’s operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs and Class A ordinary shares. In particular, the PRC government has recently promulgated new laws and regulations to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

The Group’s operations are mainly conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, the PRC legal system is still evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our businesses. In addition, rules and regulations in China can change quickly with little advance notice. We cannot assure you that our business operations would not be deemed to be violating any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

For example, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Regulatory Rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas equity offerings or listings be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on PRC companies seeking overseas offering or listing. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for our future follow-on public offering or debt financing activities, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face penalties by the CSRC or other PRC governmental authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares or ADSs.

Any administrative and court proceedings in China may be time-consuming, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and/or our intellectual property rights and could materially and adversely affect our business, financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies regarding the audit firms in China that were subject to the inspection, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection report is expected to be completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because audit firms in China were not subject to such inspections before 2022, we cannot assure you that our auditor will have sufficient time to fully address any applicable deficiencies that may have been identified as part of the inspection process to improve future audit quality in China. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our independent auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021, on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report on Form 20-F or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

Certain PRC regulations establish procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2022. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

The Group currently has four Group VIEs and cash flow from such Group VIEs are immaterial.

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

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. The Group’s operations are mainly conducted in China and the Group’s assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There may be significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

The Group conducts its operations mainly in China, and its assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there may be significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, on February 24, 2023, the CSRC and several other Chinese authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provide that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a PRC domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from the PRC domestic securities companies and securities service providers that undertake relevant businesses for such PRC domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The PRC domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. As such, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor, and there can be no assurance that such legal action in Hong Kong would be resolved in favor of the judgment debtor.

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

Pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including the four PRC-based accounting firms. Although he PCAOB Board voted in December 2022 to vacate its previous determination following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong, we cannot assure you that the PCAOB will always have complete access to inspect and investigate the four PRC-based accounting firms. See “—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.” In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our Class A ordinary shares and/or our ADSs may be adversely affected.

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

Risks Relating to Our Corporate Structure

Revenue contributions from the Group VIEs have not been and are not expected in the foreseeable future to be material. Nonetheless, if the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, the Group VIEs and their shareholders to conduct some of our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

If our corporate structure and contractual arrangements are deemed by the relevant regulators having competent authority to be illegal, either in whole or in part, we may lose control of the Group VIEs and have to modify such structure and contractual arrangements to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate the business in areas where foreign ownership is restricted or prohibited, including the value-added telecommunications business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Group VIEs and Their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. Investors in our ADSs and Class A ordinary shares are not purchasing equity interest in the Group’s operating entities in China, but instead are purchasing an equity interest in XPeng Inc., a Cayman Islands holding company. The Group VIEs do not represent a material percentage of the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company. The Group VIEs are consolidated with our results of operations for accounting purposes pursuant to U.S. GAAP (ASC 810). However, if the Group VIEs or the respective affiliate shareholders of the Group VIEs fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Group VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

If we exercise the option to acquire equity ownership of the Group VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, to the extent allowed by PRC laws, rules and regulations, Xiaopeng Technology, Xiaopeng Chuxing, or their respective designated person, have the exclusive right to purchase all or any part of the equity interests in the relevant Group VIEs from their respective affiliate shareholders equal to the amount of the relevant registered capital contributed by the affiliate shareholders in the relevant Group VIEs. If such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. Subject to relevant laws and regulations, the affiliate shareholders of the relevant Group VIEs shall return any amount of purchase price they have received to Xiaopeng Technology or Xiaopeng Chuxing. In September 2021, Xiaopeng Technology acquired 50% of equity interest in Zhipeng IoV from its individual shareholders, and Xiaopeng Chuxing acquired 50% of equity interest in Yidian Chuxing from its individual shareholders. As the transfer prices of such equity transfers might be subject to review and tax adjustment with reference to the market value by the relevant tax authorities, such authorities may require Xiaopeng Technology or Xiaopeng Chuxing to pay individual income taxes in the PRC on behalf of the individual shareholders for ownership transfer income with reference to the market value accordingly, in which case the amount of tax could be substantial.

The affiliate shareholders of the Group VIEs may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

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

Currently, we do not have arrangements to address conflicts of interest the affiliate shareholders of the Group VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in the Group VIEs to an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing affiliate shareholders of the Group VIEs as provided under the power of attorney agreements, directly appoint new directors of the Group VIEs. We rely on the affiliate shareholders of the Group VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the individual shareholders of the Group VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our corporate actions will be substantially controlled by certain shareholders who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for the Class A ordinary shares and/or ADSs and materially reduce the value of your investment.

Our current memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes, save that each Class A ordinary share and Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (a) any amendment to our memorandum or articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive director; (c) the appointment or removal of our auditors; or (d) the voluntary liquidation or winding-up of us. As of March 31, 2023, Mr. Xiaopeng He, our co-founder, chairman beneficially owned all the Class B ordinary shares issued and outstanding, which represented 71.8% of the voting power of our total issued and outstanding shares. As a result, Mr. He has the ability to control or exert significant influence over important corporate matters to the extent permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time, or the Hong Kong Listing Rules, and the memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

We cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, investors may convert our ADSs into Class A ordinary shares listed in Hong Kong. If our investors convert a significant portion of our ADSs into Class A ordinary shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs could be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our Class A ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our Class A ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act and U.S. Executive Order 13959, may cause our ADSs to be delisted from the NYSE. See “—Risks Related to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.” If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our Class A ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

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

The trading market for our Class A ordinary shares and our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares and/or ADSs to decline.

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

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and ADSs to decline significantly. As of March 31, 2023, we had 1,376,842,739 Class A ordinary shares and 348,708,257 Class B ordinary shares issued and outstanding, excluding 949,986 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan. All ADSs representing our Class A ordinary shares sold in our initial public offering in the U.S. and follow-on public offering are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Based on the composition of our income and assets and the value of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for the year ended December 31, 2022, although there can be no assurance in this regard.

It is possible, however, that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition or changes in the value of our assets. In this regard, the value of our assets may be determined by reference to the trading price of our ADSs and Class A ordinary shares, and fluctuations in the trading price of our ADSs and Class A ordinary shares may affect our PFIC status. Because the trading price of our ADSs and Class A ordinary shares has been volatile and has declined significantly over the past year, we believe there is a significant risk that we will be a PFIC for the year ended December 31, 2023 and possibly for future years.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of the Group VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the Group VIEs. If it is determined, contrary to our view, that we do not own the equity of the Group VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

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

Since our inception in 2015, we have become one of the leading Smart EV companies in China, with leading software and hardware technology at our core and bringing innovation in advanced driver assistance, smart connectivity and core vehicle systems. We develop full stack advanced driver assistance systems, or ADAS, software in house and have deployed such software on mass-produced vehicles. In September 2022, we rolled out City NGP in Guangzhou, which can perform a wide range of driving tasks when activated with a set destination, for complex urban driving scenarios.

Our Smart EVs appeal to the large growing base of middle-class consumers in China. We primarily target the mid- to high-end segment in China’s passenger vehicle market, with prices ranging from RMB150,000 to RMB400,000. Consumers choose our products primarily because of attractive design, industry-leading electrification and smart technologies, interactive smart mobility experience and long driving range.

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

•	In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.

•	In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.

•	In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.

•	In September 2022, we launched the G9, which is our fourth Smart EV and a flagship SUV, and started mass delivery in October 2022.

•	In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month.

We currently offer the following models:

•	G3i (compact SUV), with a wheelbase of 2,625 mm and NEDC range between 460 km and 520 km.

•	P7 (sports sedan), with a wheelbase of 2,998 mm and NEDC/CLTC range between 480 km (NEDC) and 625 km (CLTC).

•	P5 (family sedan), with a wheelbase of 2,768 mm and NEDC range between 450 km and 550 km.

•	G9 (flagship SUV), with a wheelbase of 2,998 mm and CLTC range between 570 km and 702 km.

•	P7i (sports sedan), with a wheelbase of 2,998 mm and CLTC range between 610 km and 702 km.

Our ADAS and in-car intelligent operating system allow customers to enjoy a differentiated smart mobility experience, and our Smart EVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and has become a critical value proposition appealing to customers.

We seek to expand our customer reach by extending our online and physical sales and service network. We employ an omni-channel sales model and we strive to ensure consistent brand image, customer experience and price across all sales channels. As of December 31, 2022, our physical sales network consisted of a total of 420 stores, covering 143 cities in China. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. In addition, we started to launch the 480kW supercharging stations in China in 2022. As of December 31, 2022, XPENG self-operated charging station network further expanded to 1,014 stations, including 808 XPENG self-operated supercharging stations and 206 destination charging stations.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We manufacture the G3i, the P7, the P7i, the P5 and the G9 at our own Zhaoqing plant and Guangzhou plant. In addition, we are constructing a new manufacturing base in Wuhan.

Our total revenues grew rapidly from RMB5,844.3 million in 2020 to RMB20,988.1 million in 2021, and further to RMB26,855.1 million in 2022. Our Smart EV deliveries increased from 27,041 units in 2020 to 98,155 units in 2021, and further to 120,757 units in 2022, representing a year-on-year growth rate of 23.0% between 2021 and 2022. Along with strong revenue growth, our gross profit margin increased from 4.6% in 2020 to 12.5% in 2021, and decreased to 11.5% in 2022.

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

P7 and P7i

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

In March 2023, we introduced and started delivering the P7i, which is the mid-cycle facelift version of the P7.

P5

In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021. We have deployed LIDAR technology to further enhance the perception capability of the P5, which we believe was the world’s first mass-produced Smart EV equipped with LIDAR.

In September 2022, City NGP debuted in Guangzhou, where customers with premium version of the P5 can access City NGP through OTA updates.

G9

In September 2022, we launched the G9, which is our fourth Smart EV and a flagship SUV, and started mass delivery in October 2022.

Featuring our latest powertrain system using 800V high-voltage Silicon Carbide (SiC) platform, the G9 demonstrates greater energy consumption efficiency and charging efficiency compared to other EVs built on a 400V platform. The Max version of G9 can support our next-generation ADAS, XNGP, by which we intend to offer advanced driver assistance in the full spectrum of driving scenarios from highways and carparks to complex city roads.

Plans to Launch New Models

We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We have invested in three powerful EV vehicle platforms over the past few years, including our fully established E-platform and our third-generation F-platform and H-platform, both of which are expected to be mass produced in 2023.

Advanced ADAS Software

We rolled out our advanced ADAS software, XPILOT 3.0, through OTA firmware update, in January 2021. XPILOT 3.0 can support navigation guided pilot, or NGP, for highway driving and advanced automated parking.

In September 2022, we rolled out City NGP in Guangzhou, a high-level ADAS function, to perform a wide range of driving tasks for complex urban driving scenarios.

Smart EV Deliveries

The following table sets forth the number of our vehicles delivered to customers in the periods indicated:

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Total	2,271	3,228	8,578	12,964	13,340	17,398	25,666	41,751	34,561	34,422	29,570	22,204

Our Technologies

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for consumers. By developing our proprietary software and hardware technologies, we are able to retain better control over the performance and experience of our Smart EVs and have the flexibility to continuously upgrade them.

Our ADAS

Our proprietary ADAS, is customized for driving behavior and road conditions in China. Since inception, we have dedicated significant research and development efforts in ADAS technology, which we believe is a key element for the Smart EV experience. Our research and development capabilities enable us to continuously improve our ADAS and achieve fast system iterations.

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

We rolled out City NGP in Guangzhou in 2022 for complex urban driving scenarios. When City NGP is activated with a set destination, the vehicle itself can perform a wide range of driving tasks such as cruising, changing lanes, getting around stationary vehicles or obstacles, and navigate through intersections.

City NGP boasts the industry leading ADAS platform, featuring a multi-modality sensor fusion framework with cameras, LIDAR units, millimeter-wave radars, high-precision positioning units and other sensor hardware to offer a 360-degree fusion perception. Building on such advanced sensor fusion capability, we also introduced an enhanced Surrounding Reality (SR) display, capable of visualizing a vehicle’s surrounding objects and projecting them in 3D, together with high-definition map information, on both the digital dashboard and central panel in real-time.

At our fourth annual 1024 Tech Day, October 24, 2022, we revealed our next-generation ADAS, XNGP, by which we intend to offer advanced driver assistance in the full spectrum of driving scenarios from highways and carparks to complex city roads.

Powertrain

Powertrain plays a critical role in our ability to deliver safe and high-performance EVs at competitive prices. Our Smart EV’s powertrain consists of the battery system, electric drive system, high voltage system and vehicle control unit, or VCU. Leveraging our superior in-house research and development capabilities, we are able to differentiate our Smart EVs in key powertrain features, such as charging efficiency, battery safety, range, noise, drivability and digitization. The powertrain’s ECUs are amenable to OTA firmware updates, which enable us to improve the powertrain’s functions and customer experience after delivery.

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

We rolled out our next powertrain system using 800V high-voltage Silicon Carbide (SiC) platform on the G9 and intend to adopt such a powertrain system on new models in our future product roadmap. As a result, the G9 demonstrated greater energy consumption efficiency and charging efficiency compared to other EVs built on a 400V platform. Going forward, we intend to leverage a growing suite of electrification technology innovations to improve our Smart EVs’ range, charging speed and costs.

Sales and Marketing

We employ an omni-channel sales model and we seek to cost-efficiently expand our customer reach and grow sales, while delivering a consistent brand image, customer experience and price across all channels.

We had a total of 420 stores, covering 143 cities in China as of December 31, 2022. Stores in our sales network include both stores directly operated by us and franchised stores. We offer a consistent brand image, customer experience and price across our direct stores and franchised stores.

While currently we primarily sell products and services in China’s market, we also made positive progress in overseas markets. In December 2020, the first batch of the European version of the G3 was delivered to customers in Norway. In August 2021, we started the deliveries of the P7 to the European market. In 2022, we opened our self-operated stores in the Netherlands, Sweden, Denmark and Norway. In February 2023, we launched the G9 flagship SUV and the new P7 sports sedan for Europe.

Comprehensive Services

We offer our customers a comprehensive suite of charging solutions and after-sales services, as well as various value-added services. These services offer our customers a convenient experience and enable full lifecycle engagement with our customers, which in turn improves their loyalty.

Charging Solutions

We aim to offer our customers a convenient charging experience by giving them access to a wide and expanding charging network in a cost-efficient manner. Our customers can choose to charge their EVs by home chargers, XPENG self-operated charging station network, or third-party charging stations. We will continue to expand the XPENG self-operated charging station network coverage, to provide greater accessibility and enhanced charging experience to our customers.

In September 2022, we launched seven 480kW supercharging stations in five cities in China, which significantly shortened the charging time for our customers with the G9, which is equipped with 800V high-voltage platform. As of December 31, 2022, XPENG self-operated charging station network further expanded to 1,014 stations, including 808 XPENG self-operated supercharging stations and 206 destination charging stations. We are one of few EV companies that have established self-operated charging networks in China, and we will continue to strategically expand the network of our XPENG self-operated charging stations to better serve our customers.

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

Other Services

We also offer the following services.

•

Insurance technology support. We assist insurance companies by providing technology to connect and help our customers to obtain automotive insurances. To offer a convenient experience, we leverage some intelligent functions with patented technology to help customers to quickly make insurance claims.

•

Automotive loan referral and auto financing. We cooperate with banks and connect them with customers who seek automotive financing solutions. To complement the banks’ services, we also offer auto financing to our customers through a wholly-owned subsidiary. Such auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets.

Manufacturing

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We take a lean production approach, with the aim of continuous optimization in operating efficiency and product quality. We manufacture the G3i, the P7 and the P7i, the P5 and the G9 at our own Zhaoqing plant and Guangzhou plant. In addition, we are constructing a new manufacturing base in Wuhan.

We historically produced the G3 through a contract manufacturing collaboration with Haima Automobile Co., Ltd, or Haima, in Zhengzhou, Henan province. We ceased the contract manufacturing arrangement with Haima in December 2021.

Data Privacy and Security

We are committed to complying with applicable data protection laws and protecting the security of personal data. We mainly collect and store data relating to the usage of the ADAS system, infotainment system, as well as data collected through our sales and services channels. Such data primarily includes, among others, name, contact information and payment information. In addition, we also collect vehicle data of our Smart EVs, including, among others, vehicle condition, location information, assisted driving information, charging status, maintenance status, as well as information of the in-car infotainment system, such as information relating to smart voice assistant, smart navigation, music, data traffic and third-party apps. Such data is collected in accordance with applicable data protection laws and regulations. Our privacy policy, which is provided to every customer, describes our data processing activities. Specifically, we undertake to manage and use the data collected from customers in accordance with applicable laws and make reasonable efforts to prevent unauthorized use, loss, or leakage of customer data and will not disclose sensitive customer data to any third party without appropriate and necessary business needs, except under legal requirement or certain circumstances specified in the customer consent. We implement data security measures, for instance, access control and identity verification. We strictly limit and monitor employee access to customer personal data. We provide data privacy and information security training to these employees and require them to report any information security breach. Our business partners may have access to the data collected within the scope of their service. We take various measures, such as entering into separate confidentiality agreements or data protection agreements with our business partners, adopting necessary data security measures such as encryption, to protect such data.

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

Competition

We have strategically focused on offering Smart EVs for the mid- to high-end segment of China’s passenger vehicle market. We directly compete with other pure-play EV companies, especially those targeting the mid- to high-end segment. To a lesser extent, our Smart EVs also compete with ICE vehicles in the mid- to high-end segment offered by traditional OEMs. Furthermore, traditional OEMs that have strong brand recognition, substantial financial resources, sophisticated engineering capabilities and established sales channels may shift their focus towards the EV market in the future. We believe that our competitive advantage over existing and potential competitors lies in our innovative product offerings localized for consumers in China, ability to offer a great-to-drive and great-to-be-driven experience, robust software and hardware technologies, scalable and efficient platforms and our winning Smart EV team.

Intellectual Property

We have developed a number of proprietary systems and technologies, and our success depends on our ability to protect our core technology and intellectual property. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights.

Employees

As of December 31, 2020, 2021 and 2022, we had a total of 5,084, 13,978 and 15,829 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2022.

Function	Number of Employees	Percentage to Total
Research and development	6,313	39.9%
Sales and marketing	6,316	39.9%
Manufacturing	2,647	16.7%
General and administration	87	0.6%
Operation	466	2.9%

Total	15,829	100%

As of December 31, 2022, 15,516 of our employees were based in mainland China or Hong Kong, and 313 of our employees were based overseas.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. In addition, we purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. Historically, we have offered and sold units of the G3, the P7 and the P5 to employees at discounts and delivered a small number to employees prior to mass deliveries. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires within two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

We own land use rights with respect to a parcel of land of over 600,000 square meters in Zhaoqing, Guangdong Province, and such land use rights expire in 2067. We have constructed our Zhaoqing plant on this parcel of land, and the plant has an approved construction area of 211,109 square meters. We purchased land use rights with respect to an additional parcel of land of over 370,000 square meters in Zhaoqing, Guangdong Province, and such land use rights expire in 2070. We also own land use rights with respect to a parcel of land of over 63,000 square meters in Guangzhou, Guangdong Province, and such land use rights expire in 2070. We have constructed our manufacturing facility, which conducts trial production and manufactures charging solutions and electric drive system, on this parcel of land, and the plant has a construction area of 61,677 square meters. We also own land use rights with respect to a parcel of land of over 980,000 square meters in Wuhan, Hubei Province, and such land use rights expire in 2072. We have commenced the construction of a new manufacturing base on this parcel of land in July 2021.

We also maintain a number of leased properties. Our Guangzhou plant is located in Guangzhou, Guangdong Province, where we lease over 375,000 square meters of land with 220,000 square meters of construction area. Our corporate headquarters is located in Guangzhou, Guangdong Province, where we lease 74,216 square meters of properties primarily for corporate administration, research and development, trial production and testing. In addition, we lease a number of properities in Beijing, Shanghai and Shenzhen as well as in Silicon Valley and San Diego in the United States, primarily for research and development and sales and marketing. We also lease a number of facilities for our direct stores, self-operated charging stations and logistics centers across China and several flexible workspaces or co-working spaces in Denmark, the Netherlands, Norway Sweden and Germany.

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

PRC Permissions and Approvals

We have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Zhaoqing Xiaopeng New Energy, and our Smart EVs (the G3i, the P5, the P7 and the G9) being listed in Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Zhaoqing Xiaopeng New Energy to become a qualified manufacturer of EVs and Smart EVs and for the manufacturing and sales of our Smart EVs (the G3i, the P5, the P7 and the G9). Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”

Furthermore, the PRC authorities have recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see “Item 4. Information on the Company—Business Overview—Regulations—regulations on M&A Rules and Overseas Listings” and “Item 4. Information on the Company—Business Overview—Regulations—Regulation Related to Internet Security and Privacy Protection”. According to these new laws and regulations and the draft laws and regulations, if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” and “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version), or the 2021 Foreign Investment Negative List, as promulgated on December 27, 2021 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and taking effect from January 1,2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the MOFCOM on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

On December 26, 2017, the MOF, the State Administration of Taxation, or the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempted from Vehicle Purchase Tax jointly issued by MIIT and the SAT. On April 16, 2020, the MOF, the SAT and the MIIT further promulgated the Announcement on Relevant Policies for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which took effect on January 1, 2021, and further extended the exemption period for the vehicle purchase tax of new energy vehicles to December 31, 2022. Furthermore, on September 18, 2022, the MOF, the SAT and the MIIT stipulated the Announcement on Continuation for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which continues to extend the exemption period for the vehicle purchase tax for new energy vehicles to December 31, 2023.

Regulation Related to Electric Vehicle Charging Infrastructure

Pursuant to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles which took effect on July 14, 2014, the Guiding Opinions of the General Office of the State Council on Accelerating the Construction of Charging Infrastructure of the Electric Vehicle which took effect on September 29, 2015 and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020) which took effect on October 9, 2015, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and requires relevant local authorities to adopt simplified construction approval procedures and expedite the approval process. In particular, only newly-built centralized charging and battery replacement power stations with independent land occupation are required to obtain the construction approvals and permits from the relevant authorities. Government guidance price should be implemented in managing the rate of the charging service fees before the year 2020. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructure in Residential Areas jointly promulgated by the NDRC, the National Energy Administration, the MIIT and the Ministry of Housing and Urban-Rural Development on July 25, 2016 provides that charging infrastructures in residential areas should be covered by product liability insurance policies and charging safety liability insurance policies, and operators of electric vehicle charging and battery swap infrastructure facilities are required to be covered under safety liability insurance policies. Furthermore, on January 10, 2022, the NDRC, together with other competent government authorities, promulgated the Implementation Opinions on Further Improving the Service Guarantee Capability of Electric Vehicle Charging Infrastructure, targeting to further strengthen the electric vehicle charging infrastructure’s capacity by optimizing the construction of urban public charging network and accelerating the effective coverage of the fast charging facilities on the highways.

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

According to the 2021 Foreign Investment Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022 and replaced the previous version afterwards, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%.

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

Regulation Related to Online Taxi Booking Services

On July 27, 2016, the Ministry of Transport, the MIIT, the Ministry of Public Security, the MOFCOM, the SAMR, the QSIQ, and the Cyberspace Administration of China jointly promulgated the Administrative Measures for the Business of Online Taxi Booking Services, or the Online Taxi Booking Services Measures, which took effect on November 1, 2016 and was most recently amended on November 30, 2022, to regulate the business activities of online taxi booking services, and ensure safety of the passengers. According to the Online Taxi Booking Services Measures, before carrying out online taxi booking services, an enterprise serving as the online taxi booking service platform shall obtain the permit for online taxi booking business from the competent local taxi administrative department, complete the record-filing of internet information services with the competent provincial traffic administrative department, and complete the filings with the authority designated by the public security department of the provincial government of the place where the operator of the online taxi booking service platform is located, within 30 days after its network is officially connected. Vehicles used for the online taxi booking services shall install satellite positioning and emergency alarming devices and fulfill the criteria of safe operations, and the competent taxi administrative departments will issue a transportation permit for vehicles used for online taxi booking services that satisfy the prescribed conditions and such vehicles will be registered as vehicles for pre-booked passenger transport. In addition, drivers engaging in the online taxi booking services shall satisfy the requirement of driving experience, no criminal offence or violent crime record to obtain his license for online taxi booking services. Furthermore, various local governmental authorities have promulgated implementing rules to stipulate the requirements for online taxi booking service platforms, vehicles and drivers. For instance, on November 28, 2016, the People’s Government of Guangzhou promulgated the Administrative Measures for the Business Operation of Online Taxi Booking Services of Guangzhou, taking effect on the same day and most recently amended on November 14, 2019, which reiterates that an enterprise serving as the online taxi booking platform shall fulfill the requirements stipulated in the Online Taxi Booking Services Measures and obtain the permit for operating online taxi booking business from the municipal traffic administrative department in Guangzhou.

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

Regulation Related to Insurance Agency

According to the Provisions on the Supervision and Administration of Insurance Agents, or the Insurance Agents Provisions, issued on November 12, 2020 and took effect on January 1, 2021 by the China Banking and Insurance Regulatory Commission, or the CBIRC, which will be combined into the State Administration for Finance Regulation, an insurance agent refers to an entity or an individual entrusted by insurance companies to handle insurance business by and within the authorization of, and which collects commissions from insurance companies, including the professional insurance agency, the ancillary-business insurance agency and the individual insurance sales agent. In order to engage in insurance agency business, a professional insurance agency shall obtain an insurance agency business permit issued by the CBIRC or its local counterpart. After obtaining the business license, the insurance agency company has to satisfy the requirements prescribed by Insurance Agents Provisions or other relevant regulations on the shareholder and management qualification, capital contribution, articles of association, corporate governance and internal control procedures with viable business model and sound business and financial information system.

In addition, professional insurance agencies shall, within 5 days from the date of occurrence of any of the following circumstances, report to the CBIRC through the supervision information system and make public disclosure: (i) change of name, domicile or business address; (ii) change of shareholders, registered capital or the form of organization; (iii) change of name or capital contribution of a shareholder; (iv) amendments to the articles of association; (v) equity investment in, or establishment of offshore insurance institutions or non-operating institutions; (vi) division, merger, dissolution, or termination of insurance agency business activities of branches; (vii) change of the principal person-in-charge of a sub-branch; (viii) administrative penalties, civil punishment or pending investigation of suspected illegal crime; or (ix) other reportable events prescribed by the insurance regulatory body under the State Council.

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law, which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events, taking measures to classify, backup and encrypt important data; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. Furthermore, on September 12, 2022, the CAC released the Draft Amendment to the Cybersecurity Law, which increases the legal liability for violations under the current Cybersecurity Law, integrates and unifies the penalties for violation of network operation security protection obligations, violation of critical information infrastructure security protection obligations and violation of personal information protection obligations. Since the Amendment was released only for soliciting public comments at this stage, uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute a crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, the Opinions of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Several Issues Concerning the Application of Criminal Procedures in Handling of Criminal Cases Involving Information Networks, which took effect on September 1, 2022, further provide detailed procedures on facilitating the handling of criminal cases of (i) refusing to perform the obligation of managing the security of the information networks, (ii) illegally using the information networks, or (iii) assisting in the criminal activities of the information networks.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022. According to these measures, data processors shall be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transmission cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. As these measures came into effect recently, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities.

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

Furthermore, on December 30, 2022, the NPC released the draft version of the Value Added Tax Law of the People’s Republic of China, or the Draft VAT Law. If passed, the Draft VAT Law will consolidate China’s current VAT regulations into one overarching piece of legislation. The Draft VAT Law was released only for soliciting public comments at this stage and thus substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Regulatory Rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. For violations of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (“Revised Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities service providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or relevant competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities companies and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism.

C. Organizational Structure

The following diagram illustrates our corporate structure as of December 31, 2022. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Investors in our Class A ordinary shares and ADSs are purchasing equity interest in XPeng Inc.
(2)

Includes (i) 131 subsidiaries that are wholly-owned by Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd., or Chengxing Zhidong, (ii) four subsidiaries and three limited partnerships of which a majority equity interest is held by Chengxing Zhidong, and (iii) Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Zhaoqing Xiaopeng New Energy, of which 100% equity interest was held by Chenxing Zhidong as of December 31, 2022. Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and providing after-sales services. In January 2022, we acquired the remaining 50% equity interest in Zhaoqing Xiaopeng New Energy, which has become our wholly-owned subsidiary. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

(3)

Includes (i) ten subsidiaries that are wholly-owned by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and (ii) two subsidiaries, of which 73.8% and 75% equity interest, respectively, is held by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and its subsidiaries are primarily involved in providing value-added services.

(4)

50% of equity interest in Zhipeng IoV is held by us, and Mr. Heng Xia, our co-founder and president, and Mr. Tao He, our co-founder and senior vice president, hold 40% and 10% of equity interest in Zhipeng IoV, respectively.

(5)

50% of equity interest in Yidian Chuxing is held by us, and Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, and Mr. Heng Xia hold 40% and 10% of equity interest in Yidian Chuxing, respectively.

(6)

Xintu Technology is wholly owned by Guangzhou Kuntu Technology Co., Ltd., or Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Mr. Heng Xia and Mr. Tao He hold 80% and 20% equity interest, respectively.

(7)	Mr. Tao He, our co-founder and senior vice president, and his spouse, respectively holds 50.0% and 50.0% of equity interests in Guangzhou Xuetao, which wholly owns GIIA.

Contractual Arrangements with the Group VIEs and Their Shareholders

XPeng Inc. is a Cayman Islands holding company, and the Group’s operations are primarily conducted by its subsidiaries in China and through contractual arrangements with the Group VIEs. Under the PRC laws and regulations, the provision of value-added telecommunication service in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such business in China through Zhipeng IoV and Yidian Chuxing. Under the PRC laws and regulations, the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements. Therefore, we operated such business in China through Xintu Technology and its subsidiary, which is Jiangsu Zhipeng Kongjian Information Technology Co., Ltd., or Zhipeng Kongjian (formerly known as Jiangsu Zhitu Technology Co., Ltd.). Under the PRC laws and regulations, the provision of insurance agency service in the PRC is subject to foreign investment restrictions and license requirements. Therefore, we operate such business in China through GIIA.

Currently, the Group VIEs are (i) Guangzhou Zhipeng IoV Technology Co., Ltd., or Zhipeng IoV, which is primarily engaged in the business of development and the operation of an Internet of Vehicles (IoV) network involving the XPENG App; (ii) Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd., or Yidian Chuxing, which is primarily engaged in the business of provision of online-hailing services through online platform including the Youpeng Chuxing App. Zhipeng IoV and Yidian Chuxing enables the Group to operate mobile apps, which enables us to offer a convenient customer experience; and (iii) Guangzhou Xintu Technology Co., Ltd., or Xintu Technology. Zhipeng Kongjian, which is Xintu Techology’s wholly-owned subsidiary, primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps and is in the process of renewing the Surveying and Mapping Qualification Certificate. After the Surveying and Mapping Qualification Certificate is renewed, we plan to develop mapping and navigation solutions that will improve customers’ driving experience; and (iv) Guangdong Intelligent Insurance Agency Co., Ltd., or GIIA, which is primarily engaged in the business of providing insurance agency services.

We have entered into a series of contractual arrangements with each of Zhipeng IoV, Yidian Chuxing and Xintu Technology, such Group VIEs and the respective affiliate shareholders of such Group VIEs, as described in more details below, including (i) power of attorney agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over such Group VIEs; (ii) exclusive service agreements, which allow us to receive substantially all of the economic benefits from such Group VIEs; and (iii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into such Group VIEs when and to the extent permitted by PRC law.

We have also entered into an agreement with Guangzhou Xuetao, the sole shareholder of GIIA, Mr. Tao He, our co-founder and senior vice president, and his spouse, that irrevocably authorized us to exercise all the management rights over GIIA, including the shareholder’s voting rights regarding the operation and management of GIIA. We are also entitled to purchase all or a portion of the equity interest in GIIA as provided in the agreement.

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

In the opinion of Fangda Partners, our PRC legal counsel:

•

the ownership structures of Xiaopeng Technology, Xiaopeng Chuxing, Xiaopeng Motors Sales and each of the Group VIEs in China do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•

the contractual arrangements among Xiaopeng Technology, Xiaopeng Chuxing, Xiaopeng Motors Sales, each of the Group VIEs and their shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration or court proceedings in China. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”

The following is a summary of the currently effective contractual arrangements by and among (i) Xiaopeng Technology, Zhipeng IoV and its individual shareholders, (ii) Xiaopeng Chuxing, Yidian Chuxing and its individual shareholders, (iii) Xiaopeng Technology, Xintu Technology and its shareholder and (iv) Xiaopeng Motors Sales Co., Ltd., or Xiaopeng Motors Sales, Guangzhou Xuetao and its individual shareholders.

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

Power of Attorney

Pursuant to the power of attorney executed in September 2021, each individual shareholder of Zhipeng IoV has irrevocably undertaken to appoint Xiaopeng Technology or its designated persons (including but not limited to directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the individual shareholders of Zhipeng IoV during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in Zhipeng IoV according to the articles of association of Zhipeng IoV, including but not limited to, the rights to (i) convene and participate in individual shareholders’ meeting pursuant to the articles of Zhipeng IoV in the capacity of a proxy of the individual shareholders of Zhipeng IoV; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at individual shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Zhipeng IoV to be appointed by the individual shareholders, dispose the company assets, amend the articles of Zhipeng IoV and exercise the rights of the individual shareholders in the event of liquidation of Zhipeng IoV; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of the individual shareholders; (iv) to exercise rights of individual shareholders and any other voting rights of individual shareholders under the relevant PRC laws and regulations and the articles of associations of Zhipeng IoV, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Zhipeng IoV by the individual shareholders in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Zhipeng IoV; and (vii) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

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

Power of Attorney

Pursuant to the power of attorney executed in September 2021, each individual shareholder of Yidian Chuxing has irrevocably undertaken to appoint Xiaopeng Chuxing or its designated persons (including but not limited directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the individual shareholders of Yidian Chuxing during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in Yidian Chuxing according to the articles of association of Yidian Chuxing, including but not limited to, the rights to (i) convene and participate in individual shareholders’ meeting pursuant to the articles of Yidian Chuxing in the capacity of a proxy of the individual shareholders of Yidian Chuxing; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at individual shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Yidian Chuxing to be appointed by the individual shareholders, dispose the company assets, amend the articles of Yidian Chuxing and exercise the rights of the individual shareholders in the event of liquidation of Yidian Chuxing; (iii) sign or submit any required document, which shall include meeting minutes, to any company registry or other authorities in the capacity of a proxy of the individual shareholders; (iv) to exercise rights of individual shareholders and any other voting rights of individual shareholders under the relevant PRC laws and regulations and the articles of associations of Yidian Chuxing, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Yidian Chuxing by the individual shareholders in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Yidian Chuxing; and (vii) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

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

Power of Attorney

Pursuant to the power of attorney executed in August 2021, the shareholder of Xintu Technology has irrevocably undertaken to appoint Xiaopeng Technology or its designated persons (including but not limited to directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the shareholder of Xintu Technology during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in Xintu Technology according to the articles of association of Xintu Technology, including but not limited to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Xintu Technology in the capacity of a proxy of the shareholder of Xintu Technology; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Xintu Technology to be appointed by the shareholder, dispose the company assets, amend the articles of Xintu Technology and exercise the rights of the shareholder in the event of liquidation of Xintu Technology; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of the shareholder; (iv) to exercise rights of the shareholder and any other voting rights of the shareholder under the relevant PRC laws and regulations and the articles of associations of Xintu Technology, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Xintu Technology by the shareholder in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Xintu Technology; and (vii) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

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

Contractual Arrangement with the Shareholder of GIIA

On July 22, 2022, Xiaopeng Motors Sales, Mr. Tao He, our co-founder and senior vice president, his spouse, and Guangzhou Xuetao, of which 50% equity interest is owned by Mr. Tao He and 50% is owned by his spouse, entered into a cooperation agreement. According to the cooperation agreement, Xiaopeng Motors Sales designated Mr. Tao He and his spouse as its representatives to acquire 100% of equity interest in GIIA (formerly known as Qingdao Miaobao Insurance Agent Co., Ltd.) through Guangzhou Xuetao on the same day.

Pursuant to the agreement, Mr. He and his spouse shall use their personal funds to provide capital to Guangzhou Xuetao. Such capital should be used for acquiring the equity interest in GIIA. In addition, according to the agreement, Guangzhou Xuetao irrevocably authorized Xiaopeng Motors Sales to exercise all the management rights over GIIA, including, but not limited to, (i) designating and appointing the legal representative, directors and other executive officers; (ii) voting on any matters regarding the operation and management of GIIA that require shareholders’ vote; (iii) signing any resolutions or meeting minutes that relate to the business management of GIIA; and (iv) approving amendments to the articles of incorporation of GIIA.

Subject to the relevant PRC laws and regulations, the parties agree that Xiaopeng Motors Sales has the right to purchase, or designate one or more entities to purchase, all or a portion of the equity interest in GIIA at a price equal to the original amount of capital, on a pro rata basis, provided to GIIA by Mr. He and his spouse. Mr. He and his spouse also have the right to request Xiaopeng Motors Sales or one or more entities designated by Xiaopeng Motors Sales to purchase all or a portion of the equity interest in GIIA at the same price.

Furthermore, pursuant to the agreement, Guangzhou Xuetao, Mr. He and his spouse have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Motors Sales, including but not limited to matters including:

(1)

Guangzhou Xuetao shall not increase or reduce its registered capital, transfer, pledge or in any other way dispose of or change the equity interests held by Mr. He and his spouse, or create any encumbrance thereon, or change its registered capital;

(2)	Guangzhou Xuetao shall not incur, succeed, provide guarantee to any debt, except for the accounts payables that may be incurred in the ordinary course of business;

(3)	Guangzhou Xuetao shall not provide any loan or credit to anyone, except for the accounts receivables that may be incurred in the ordinary course of business;

(4)	Guangzhou Xuetao shall not conduct any business that may compete with GIIA;

(5)	Unless otherwise required by the PRC laws and regulations, Guangzhou Xuetao shall not dissolute and liquidate;

(6)	GIIA shall not amend its articles;

(7)	GIIA shall not dispose of any material assets (other than in its ordinary course of business);

(8)	Mr. He, his spouse and Guangzhou Xuetao shall not enter into any contracts on behalf of GIIA;

(9)	Mr. He, his spouse and Guangzhou Xuetao shall execute any necessary or appropriate documents, perform any necessary or appropriate actions to maintain Xiaopeng Motors Sales’ control over GIIA;

(10)	GIIA shall not distribute any distributable profit, bonus or dividend, but shall do so immediately at the request of Xiaopeng Motors Sales; and

(11)	Unless otherwise required by the PRC laws and regulations, GIIA shall not dissolute and liquidate.

The agreement will remain effective until all of the equity interests in GIIA are transferred to Xiaopeng Motors Sales or any other person designated by Xiaopeng Motors Sales in accordance with the terms of this agreement and in compliance with the PRC laws and regulations.

Transfer of Equity Interest in Zhaoqing Xiaopeng New Energy

Prior to January 2022, each of (i) Zhaoqing Xiaopeng Automobile Co., Ltd., or Zhaoqing Xiaopeng, which is a wholly-owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng Motor Technology Co., Ltd., or Zhaoqing Kunpeng, which is jointly owned by Mr. Heng Xia and Mr. Tao He, held 50% of the equity interest of Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Zhaoqing Xiaopeng New Energy. Pursuant to a share transfer agreement between Zhaoqing Xiaopeng and Zhaoqing Kunpeng dated February 13, 2020, Zhaoqing Kunpeng shall transfer the 50% of the equity interest of Zhaoqing Xiaopeng New Energy to Zhaoqing Xiaopeng at the price of the higher of (i) RMB1 or (ii) the capital injection actually paid by Zhaoqing Kunpeng upon the earlier of (i) the removal of the PRC foreign investment restrictions in whole-unit vehicle industry; and (ii) December 31, 2022. In January 2022, Zhaoqing Kunpeng transferred all of its equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing Xiaopeng. As a result, Zhaoqing Xiaopeng New Energy has become our wholly-owned subsidiary. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

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

On June 11, 2021, Yuecai notified Chengxing Zhidong that it irrevocably undertakes not to exercise the rights under the capital increase agreement to request Xiaopeng Motors to purchase the shares of Chengxing Zhidong held by it in connection with our proposed listing on the Hong Kong Stock Exchange. Accordingly, Yuecai continued to be a shareholder of Chengxing Zhidong in respect of its entire investment in Chengxing Zhidong following our listing on the Hong Kong Stock Exchange.

D. Property, plants and equipment

Please refer to “B. Business Overview—Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the Group’s financial condition and results of operations in conjunction with the Group’s consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

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

Our Smart EVs appeal to the large growing base of middle-class consumers in China. We primarily target the mid- to high-end segment in China’s passenger vehicle market, with prices ranging from RMB150,000 to RMB400,000. Consumers choose our products primarily because of attractive design, industry-leading electrification and smart technologies, interactive smart mobility experience and long driving range.

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

•	In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.

•	In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.

•	In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.

•	In September 2022, we launched our flagship SUV G9, which is our fourth Smart EV and a flagship SUV, and started mass delivery in October 2022.

•	In March 2023, we launched the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month.

•	As of December 31, 2022, we had delivered 120,757 vehicles in 2022, including 6,373 units of the G9, our flagship smart SUV.

We currently offer the following models:

•	G3i (compact SUV), with a wheelbase of 2,625 mm and NEDC range between 460 km and 520 km.

•	P7 (sports sedan), with a wheelbase of 2,998 mm and NEDC/CLTC range between 480 km (NEDC) and 625 km (CLTC).

•	P5 (family sedan), with a wheelbase of 2,768 mm and NEDC range between 450 km and 550 km.

•	G9 (flagship SUV), with a wheelbase of 2,998 mm and CLTC range between 570 km and 702 km.

•	P7i (sports sedan), with a wheelbase of 2,998 mm and CLTC range between 610 km and 702 km.

We seek to expand our customer reach by extending our online and physical sales and service network. We employ an omni-channel sales model and we strive to ensure consistent brand image, customer experience and price across all sales channels. Our physical sales network consisted of a total of 420 stores in operation, covering 143 cities as of December 31, 2022. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. As of December 31, 2022, XPENG self-operated charging station network further expanded to 1,014 stations, including 808 XPENG self-operated supercharging stations and 206 destination charging stations.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We manufacture the G3i, the new mid-cycle facelift version of the G3, the P7, the P7i, the new mid-cycle facelift version of the P7, the P5 and the G9 at our own plants in Zhaoqing and Guangzhou, Guangdong province. In addition, we are constructing a new manufacturing base in Wuhan.

Our total revenue grew rapidly from RMB5,844.3 million in 2020 to RMB20,988.1 million in 2021, and further to RMB26,855.1 million in 2022. Our Smart EV deliveries increased from 27,041 units in 2020 to 98,155 units in 2021, and further to 120,757 units in 2022, representing a year-on-year growth rate of 23.0% between 2021 and 2022. Along with strong revenue growth, our gross profit margin increased from 4.6% in 2020 to 12.5% in 2021, and decreased to 11.5% in 2022.

Our Business Model

We offer an innovative mobility experience through our Smart EVs, software and services. Vehicle sales is the primary source of our revenues. We have launched four Smart EV models, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base.

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

Competitiveness and continued expansion of our Smart EV portfolio

Our ability to periodically introduce new Smart EV models will be an important contributor to our future growth. We have launched four Smart EVs, the G3 (including G3i), P7 (including P7i), P5 and G9, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.

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

Investment in technology and talents

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for Chinese customers. Such technologies encompass both software, including software for XPILOT, XNGP and Xmart OS, and core vehicle systems, including powertrain and E/E architecture. Accordingly, we dedicate significant resources towards research and development, and our research and development staff accounted for approximately 39.9% of our total employees as of December 31, 2022. We will continue to recruit and retain talented software developers and engineers to grow our strength in the key technologies. We expect our strategic focus on innovations will further differentiate our Smart EVs as well as software and service offerings, which will in turn enhance our competitiveness.

Improvement of operating efficiency

We aim to improve operating efficiency in every aspect of our business, such as product development, supply chain, manufacturing, sales and marketing, as well as service offerings. We strategically established four Smart EV platforms that are scalable for both SUVs and sedans with different wheelbases within a wide range, which allows us to develop new models in a fast and cost-efficient manner. Our supply chain affects our cost of sales and gross margin, and we expect to reduce bill-of-material cost, as we ramp up production volume and achieve economies of scale. We also focus on the efficiency in the manufacturing process, including our operations at the Zhaoqing plant and Guangzhou plant. As we expand our product portfolio and grow our revenues, we expect our expenses as a percentage of our revenues to decrease.

Components of Results of Operations

Revenues

The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Revenues
Vehicle sales	5,546,754	94.9	20,041,955	95.5	24,839,637	92.5
Services and others	297,567	5.1	946,176	4.5	2,015,482	7.5

Total	5,844,321	100.0	20,988,131	100.0	26,855,119	100.0

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

Cost of sales

The following table sets forth a breakdown of the Group’s cost of sales, expressed as an absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of sales
Vehicle sales	5,350,479	91.6	17,733,036	84.5	22,493,122	83.8
Services and others	227,853	3.9	632,540	3.0	1,273,606	4.7

Total	5,578,332	95.5	18,365,576	87.5	23,766,728	88.5

Cost of vehicle sales primarily includes direct parts, materials, labor cost and manufacturing overheads (including depreciation of assets associated with production) and reserves for estimated warranty expenses. Cost of services and others primarily includes cost of direct parts, materials, depreciation of associated assets used for providing the services, labor costs and installment costs.

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

The Group’s research and development expenses are mainly driven by the number of its research and development personnel, as well as the stage and scale of its vehicle development and the development of its key software and hardware technologies. The Group dedicates significant resources towards research and development, and its research and development staff accounted for approximately 39.9% of its total employees as of December 31, 2022.

Selling, general and administrative expenses

The following table sets forth a breakdown of the Group’s selling, general and administrative expenses, expressed as an absolute amount and as a percentage of total selling, general and administrative expenses, for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Selling, general and administrative expenses
Selling expenses	1,737,765	59.5	4,276,366	80.6	5,028,958	75.2
General and administrative expenses	1,182,884	40.5	1,029,067	19.4	1,659,288	24.8

Total	2,920,649	100.0	5,305,433	100.0	6,688,246	100.0

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

Other income, net

The Group’s other income primarily consists of government grants that are not contingent upon the Group’s further actions or performance.

Interest income

The Group’s interest income primarily consists of interest earned on cash deposits in banks.

Interest expenses

The Group’s interest expenses primarily consist of interest expenses with respect to its bank borrowings and other non-current liabilities.

Fair value gain on derivative assets or derivative liabilities

Fair value gain on derivative assets or derivative liabilities consists of net gain from the change in the fair value of derivative assets or derivative liabilities, which are primarily related to forward exchange contracts and the redemption rights of our preferred shares.

Fair value gain on long-term investments

Fair value gain on long-term investments consists of net gain from the change in the fair value of long-term investments, which include equity investments, over which the Group has neither significant influence nor control, and debt investments.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, we are not subject to tax on either income or capital gain. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends by us to our shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

United States

The applicable income tax rate in the United States where our subsidiaries have significant operations for the years ended December 31, 2020, 2021 and 2022 is 27.98%, which is a blended state and federal rate.

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

Guangzhou Xiaopeng Motors Technology Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2022, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2022 through 2024.

Zhaoqing Xiaopeng Automobile Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2020, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2020 through 2022. Zhaoqing Xiaopeng Automobile Co., Ltd. is also in the process of applying for the qualification as an HNTE in 2023.

Beijing Xiaopeng Automobile Co., Ltd., one of our subsidiaries, applied for the HNTE qualification and received approval in December 2020. Beijing Xiaopeng continued to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022.

Shanghai Xiaopeng Motors Technology Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2022, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2022 through 2024.

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

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 75% or 100% of its qualified research and development expenses in determining its tax assessable profits for the year.

The additional tax deduction amount of the research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018, and was further extended to December 31, 2023 as the State Tax Bureau of the PRC announced in March 2021.

The additional tax deduction amount of the qualified research and development expenses has been increased from 75% to 100% for manufacturing entities, effective in 2021, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in March 2021.

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

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. We generally determine standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering our pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by us to all performance obligations as conditions under ASC 606-10-32-37 are not met.

Vehicle Sales

We generate revenue from sales of our Smart EVs, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in sales contract including sales of vehicle, free battery charging within four years or 100,000 kilometers, extended lifetime warranty, option between home charger and charging card, vehicle internet connection services, services of lifetime free battery charging in XPENG self-operated charging stations and lifetime warranty of battery which are defined by our sales policy and accounted for in accordance with ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a customer.

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

The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the Smart EVs and home chargers is recognized at a point in time when the control of the Smart EV is transferred to the customer and the home charger is installed at customer’s designated location. For vehicle internet connection service, we recognize the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially. We will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect the difference between actual costs incurred versus the straight-line cost attribution. For the free battery charging within four years or 100,000 kilometers and charging card to be consumed to exchange for charging services, we consider that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPENG self-operated charging stations, we recognize the revenue over time based on a straight-line method during the expected useful life of the vehicle.

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

XPILOT, our intelligent driving system, provides assisted driving and parking functions tailored for different driving behaviors and road conditions in China. A customer can subscribe for XPILOT by either making a lump sum payment or paying annual installments over a three-year period, or purchasing a vehicle equipped with XPILOT. Revenue related to XPILOT is recognized a point in time when intelligent driving functionality of XPILOT is delivered and transferred to the customers.

Other services

We provide other services to customers, including services embedded in a sales contract, maintenance service, super charging service, technical support services, auto financing services and others.

Services embedded in a sales contract may include free battery charging within four years or 100,000 kilometers, extended lifetime warranty, option between home charger and charging card, vehicle internet connection services, lifetime warranty of battery and services of free battery charging services in XPENG self-operated charging station. Other services also include maintenance service, super charging service, technical support service and second-hand vehicle sales services. These services are recognized under ASC 606.

Practical expedients and exemptions

We follow the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting, parts replacement service and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these five services will be very limited. We also perform an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, we concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service and others. Related costs are then accrued instead.

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

As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, we consider this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for these additional rights, the contract modification is accounted for as a termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the time of the contract modification. This reallocation is based on the relative standalone selling prices of these goods and services.

For the material right attached with loyalty points, we estimated the probability of points redemption when determining the standalone selling price. Due to the fact that most merchandises can be redeemed without requiring a significant amount of points, as compared with the amount of points granted to the customers, we believe it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. We will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.

According to the terms of the trade-in program, owners of G3 2019 who elected the trade-in right have the option to trade in their G3 2019 at a fixed predetermined percentage of its original G3 2019 purchase price (the “guaranteed trade-in value”) starting from the 34th month of the original purchase date but only if they purchase a new vehicle from us. Such trade-in right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that 120-day period, the trade-in right expires. The guaranteed trade-in value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in right on a standalone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, we do not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. We believe the guaranteed trade-in value will be greater than the expected market value of the G3 2019 at the time the trade-in rights become exercisable, and therefore, the excess value is essentially a sales discount granted on the new vehicle purchase. We estimated the potential forfeiture rate based on the market expectation of the possibility of future buying and applied the forfeiture rate when determining the standalone selling price at the date of contract modification. The amount allocated to the trade-in right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in right is exercised and a new vehicle is purchased. As of December 31, 2022, the trade-in program has been closed. If the owners of G3 2019, who elected the trade-in right, did not sign the trade-in contracts or reach an additional agreement with us in 2022, the trade-in right will be expired.

Warranties

We provided a manufacturer’s standard warranty on all vehicles sold. We accrued for a warranty reserve for the vehicles sold by us, which included our best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

We do not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. We also provide extended lifetime warranty which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

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

	Year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%

	(in thousands, except percentages)
Revenues
Vehicle sales	5,546,754	94.9	20,041,955	95.5	24,839,637	92.5
Services and others	297,567	5.1	946,176	4.5	2,015,482	7.5
Total revenues	5,844,321	100.0	20,988,131	100.0	26,855,119	100.0
Cost of sales
Vehicle sales	(5,350,479)	(91.6)	(17,733,036)	(84.5)	(22,493,122)	(83.8)
Services and others	(227,853)	(3.9)	(632,540)	(3.0)	(1,273,606)	(4.7)
Total cost of sales	(5,578,332)	(95.5)	(18,365,576)	(87.5)	(23,766,728)	(88.5)
Gross profit	265,989	4.5	2,622,555	12.5	3,088,391	11.5
Operating expenses
Research and development expenses	(1,725,906)	(29.5)	(4,114,267)	(19.6)	(5,214,836)	(19.4)
Selling, general and administrative expenses	(2,920,649)	(50.0)	(5,305,433)	(25.3)	(6,688,246)	(24.9)
Total operating expenses	(4,646,555)	(79.5)	(9,419,700)	(44.9)	(11,903,082)	(44.3)
Other income, net	86,830	1.5	217,740	1.0	109,168	0.4
Loss from operations	(4,293,736)	(73.5)	(6,579,405)	(31.4)	(8,705,523)	(32.4)
Interest income	133,036	2.3	743,034	3.5	1,058,771	3.9
Interest expenses	(22,451)	(0.4)	(55,336)	(0.3)	(132,192)	(0.5)
Fair value gain on derivative assets or derivative liabilities	1,362,025	23.3	79,262	0.4	59,357	0.2
Fair value gain on long-term investments	—	—	591,506	2.8	25,062	0.1
Exchange gain (loss) from foreign currency transactions	81,181	1.4	313,580	1.5	(1,460,151)	(5.4)
Other non-operating income, net	9,183	0.2	70,253	0.3	36,318	0.1
Loss before income tax expenses and share of results of equity method investees	(2,730,762)	(46.7)	(4,837,106)	(23.2)	(9,118,358)	(34.0)
Income tax expenses	(1,223)	(0.0)	(25,990)	(0.1)	(24,731)	(0.1)
Share of results of equity method investees	—	—	—	—	4,117	0.0
Net loss	(2,731,985)	(46.7)	(4,863,096)	(23.3)	(9,138,972)	(34.1)

Year Ended December 31, 2022 compared to year ended December 31, 2021

Revenues. The Group’s revenues increased from RMB20,988.1 million in 2021 to RMB26,855.1 million in 2022, which was primarily due to an increase in revenues from vehicle sales. The Group recorded revenues from vehicle sales of RMB24,839.6 million in 2022, as compared to RMB20,042.0 million in 2021. The increase was mainly due to higher sales volume in 2022. We delivered a total of 98,155 units of vehicles in 2021, and a total of 120,757 units of vehicles in 2022. The Group recorded revenues from services and others of RMB2,015.5 million in 2022, as compared to RMB946.2 million in 2021. The increase was mainly attributable to the increase in sales of services, parts and accessories, which is in line with the increase in accumulated vehicle sales.

Cost of sales. The Group’s cost of sales increased from RMB18,365.6 million in 2021 to RMB23,766.7 million in 2022. Such increase was mainly due to the increase of vehicle deliveries. The Group recorded cost of sales from vehicle sales of RMB22,493.1 million in 2022, as compared to RMB17,733.0 million in 2021. The Group recorded cost of sales from services and others of RMB1,273.6 million in 2022, as compared to RMB632.5 million in 2021.

Gross profit. The Group’s gross profit increased from RMB2,622.6 million in 2021 to RMB3,088.4 million in 2022, mainly due to expansion of product portfolio, decrease in material costs and improvement of manufacturing efficiency.

Research and development expenses. The Group’s research and development expenses increased by 26.8% from RMB4,114.3 million in 2021 to RMB5,214.8 million in 2022, primarily due to higher employee compensation as a result of more research and development staff members and higher expenses relating to the development of new vehicle models to support future growth.

Selling, general and administrative expenses. The Group’s selling, general and administrative expenses increased by 26.1% from RMB5,305.4 million in 2021 to RMB6,688.2 million in 2022, primarily due to expansion of the Company’s sales network and associated personnel cost.

Other income, net. The Group recorded other income of RMB109.2 million in 2022, as compared to RMB217.7 million in 2021, primarily due to a decrease in the government grants we received.

Loss from operations. As a result of the foregoing, the Group incurred a loss from operations of RMB8,705.5 million in 2022, as compared to RMB6,579.4 million in 2021.

Interest income. The Group recorded interest income of RMB1,058.8 million in 2022, as compared to RMB743.0 million in 2021, primarily due to higher cash balances deposited with banks in 2022.

Interest expenses. The Group recorded interest expenses of RMB132.2 million in 2022, as compared to RMB55.3 million in 2021, primarily due to an increase in other non-current liabilities and bank borrowings.

Fair value gain on derivative assets or derivative liabilities. The Group recorded fair value gain on derivative assets or derivative liabilities of RMB59.4 million in 2022, as compared to RMB79.3 million in 2021, primarily due to the recognition of fair value gain on forward exchange contracts.

Fair value gain on long-term investments. The Group recorded fair value gain on long-term investments of RMB25.1 million in 2022, as compared to RMB591.5 million in 2021 as a result of fair value assessment on the Company’s equity and debt investments made in 2022.

Exchange gain (loss) from foreign currency transactions. The Group recorded exchange loss from foreign currency transactions of RMB1,460.2 million in 2022, as compared to exchange gain from foreign currency transactions of RMB313.6 million in 2021, primarily reflecting the revaluation impact of Renminbi-denominated assets held in U.S. dollar functional currency subsidiaries as a result of the Renminbi depreciation against U.S. dollar in 2022.

Net loss. As a result of the foregoing, the Group incurred a net loss of RMB9,139.0 million in 2022, as compared to RMB4,863.1 million in 2021.

Year Ended December 31, 2021 compared to year ended December 31, 2020

For a discussion of the Group’s results of operations for the year ended December 31, 2021 compared with the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 28, 2022.

B. Liquidity and Capital Resources

The Group’s primary sources of liquidity have been through issuance of preferred shares, ordinary shares and bank borrowings, which have historically been sufficient to meet its working capital and capital expenditure requirements. As of December 31, 2020, 2021 and 2022, the Group had cash and cash equivalents, restricted cash, short-term investments and time deposits of a total of RMB35,342.1 million, RMB43,543.9 million and RMB38,251.8 million, respectively. The Group’s restricted cash, which amounted to RMB106.3 million as of December 31, 2022, primarily represents bank deposits for letters of guarantee, bank notes and cash restricted as to withdrawal or use due to legal disputes.

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

In February 2022, we completed a debt issuance of RMB775.0 million automobile leasing carbon-neutral asset-backed securities, or the ABS. The ABS was listed on the Shenzhen Stock Exchange in March 2022. The issued ABS of RMB624.0 million in the senior A tranche with a debt rating of AAA has a coupon rate of 3.00%. The issued ABS of RMB31.0 million in the senior B tranche with a debt rating of AA+ has a coupon rate of 3.50%. In November 2022, we completed another debt issuance of RMB964.0 million ABS on the Shanghai Stock Exchange. The issued ABS of RMB805.0 million in the senior A tranche with a debt rating of AAA has a coupon rate of 2.80% and the issued ABS of RMB39.0 million in senior B tranche with a debt rating of AA+ has a coupon rate of 3.00%. As of December 31, 2022, the total balance of the ABS was RMB821.5 million.

As of December 31, 2022, the Group had short-term borrowings from banks in the PRC of total principals of RMB2,419.2 million and total long-term borrowings (including current and non-current portion) of RMB5,374.9 million.

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Summary of Consolidated Cash Flow Data:
Net cash used in operating activities	(139,766)	(1,094,591)	(8,232,376)
Net cash (used in) provided by investing activities	(4,406,161)	(33,075,878)	4,845,966
Net cash provided by financing activities	34,329,793	14,627,093	6,003,835
Cash, cash equivalents and restricted cash at beginning of the year	2,407,743	31,541,533	11,634,881
Cash, cash equivalents and restricted cash at end of the year	31,541,533	11,634,881	14,714,046

Operating Activities

Net cash used in operating activities was RMB8,232.4 million in 2022, primarily due to net loss of RMB9,139.0 million, adjusted to add back depreciation of property, plant and equipment of RMB915.5 million, share-based compensation of RMB710.5 million, amortization of right-of-use assets of RMB379.2 million, inventory write-downs of RMB220.3 million, and to deduct fair value gain on long-term investments of RMB25.1 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in inventory of RMB2,475.8 million in relation to materials for volume production and finished goods, (ii) an increase in accounts and notes receivable of RMB1,210.7 million in relation to the government subsidies that we are entitled to receive, (iii) an increase in installment payment receivables of RMB776.6 million primarily due to the increase in sales volume, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily an increase in accounts and notes payable of RMB1,860.7 million primarily in relation to the grace period we enjoyed for the payment payable to third-party suppliers.

Net cash used in operating activities was RMB1,094.6 million in 2021, primarily due to net loss of RMB4,863.1 million, adjusted to add back depreciation of property, plant and equipment of RMB573.2 million, share-based compensation of RMB379.9 million, amortization of right-of-use assets of RMB229.0 million, inventory write-downs of RMB162.4 million, and to deduct fair value gain on long-term investments of RMB591.5 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in installment payment receivables of RMB2,247.1 million primarily due to the increase in sales volume, (ii) an increase in inventory of RMB1,940.2 million in relation to materials for volume production and finished goods and (iii) an increase in accounts and notes receivables of RMB1,560.8 million in relation to the government subsidies that we are entitled to receive, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily an increase in accounts and notes payable of RMB7,250.4 million primarily in relation to the grace period we enjoyed for the payments payable to third party suppliers.

Net cash used in operating activities was RMB139.8 million in 2020, primarily due to net loss of RMB2,732.0 million, adjusted to add back depreciation of property, plant and equipment of RMB303.0 million, amortization of right-of-use assets of RMB109.5 million, impairment of property, plant and equipment of RMB63.3 million, inventory write-downs of RMB92.6 million and share-based compensation of RMB996.4 million, and to deduct fair value gain on derivative assets or derivative liabilities of RMB1,362.0 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in accounts receivable of RMB595.9 million in relation to the government subsidies that we are entitled to receive, (ii) an increase in inventory of RMB981.5 million in relation to materials for volume production and finished goods, (iii) an increase in prepayments and other current assets of RMB792.9 million in relation to prepayments to third party suppliers for certain key materials, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accounts and notes payable of RMB4,157.8 million in relation to the grace period we enjoyed for the payments payable to third party suppliers, and (ii) an increase in accruals and other liabilities of RMB723.0 million primarily in relation to our marketing events.

Investing Activities

Net cash provided by investing activities in 2022 was RMB4,846.0 million, which was primarily attributable to maturity of short term deposits of RMB11,922.2 million, partially offset by (i) purchase of property, plant and equipment of RMB4,275.8 million and (ii) placement of long-term deposits of RMB3,822.3 million.

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

Financing Activities

Net cash provided by financing activities in 2022 was RMB6,003.8 million, which was primarily attributable to proceeds from borrowing of RMB6,800.7 million, and partially offset by repayment of borrowings of RMB681.7 million.

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

Capital Expenditures

The Group made capital expenditures of RMB1,362.4 million, RMB4,341.2 million and RMB4,680.0 million in 2020, 2021 and 2022, respectively. In these years, the Group’s capital expenditures were used primarily for the construction of plants and purchase of manufacturing equipment, intangible assets and land use rights. The Group expects to make capital expenditures primarily on the construction of plants and purchase of equipment, intangible assets and land use rights in relation to our new manufacturing bases, as well as mold and tooling for new vehicle models.

Contractual Obligations

The following table set forth the Group’s indebtedness and contractual obligations as of December 31, 2022:

	Payment due by period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(RMB in thousands)
Short-term and long-term borrowings	7,794,126	3,181,069	1,248,677	179,447	3,184,933
Operating lease liabilities	2,772,954	593,383	747,287	501,383	930,901
Finance lease liabilities	1,200,088	184,626	91,138	66,602	857,722
Capital commitments for property, plant and equipment	1,721,666	1,721,666	—	—	—
Interest on borrowings	1,322,754	271,069	360,201	305,948	385,536
Purchase commitments for raw materials	2,046,326	1,290,197	353,858	402,271	—
Capital commitments for investments	658,160	329,080	329,080	—	—

Total	17,516,074	7,571,090	3,130,241	1,455,651	5,359,092

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

Inflation

Since inception, inflation in China has not materially affected the Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8% respectively. Although the Group has not been materially affected by inflation in the past, it may be affected if China experiences higher rates of inflation in the future.

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

The Group’s research and development expenses were, RMB1,725.9 million, RMB4,114.3 million and RMB5,214.8 million in 2020, 2021 and 2022, respectively.

See “Item 4. Information of the Company—B. Business Overview—Our Technologies” and “Item 4. Information of the Company—B. Business Overview—Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Xiaopeng He	45	Co-founder, Chairman, Executive Director and Chief Executive Officer
Yingjie Chen	46	Non-executive Director
Qin Liu	50	Non-executive Director
Ji-Xun Foo	54	Non-executive Director
Fei Yang	65	Non-executive Director
Donghao Yang	51	Independent Non-executive Director
Fang Qu	38	Independent Non-executive Director
HongJiang Zhang	62	Independent Non-executive Director
Fengying Wang	52	President
Heng Xia	39	Co-founder and Co-President
Hongdi Brian Gu	50	Honorary Vice Chairman of the Board and Co-President
Hsueh-Ching Lu	59	Vice President of Finance and Accounting
Xinzhou Wu	47	Vice President of Autonomous Driving
Jack Han Xu	71	Vice President of Automotive Research and Development
Yonghai Chen	42	Vice President of Product Planning

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

Yingjie Chen is a non-executive director of our company. Mr. Chen joined Alibaba Group Holding Limited, a company listed on the Hong Kong Stock Exchange (stock code: 9988) and the NYSE (symbol: BABA) in December 2012. Mr. Chen currently serves as the managing director of strategic investment department of Alibaba Group Holding Limited. Mr. Chen has been serving as a non-independent director of DBAPP Security Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 688023) since May 7, 2020. Prior to joining Alibaba Group Holding Limited, Mr. Chen was a senior manager in the corporate finance department of PricewaterhouseCoopers from 2007 to 2012 and a vice president of investment of Shandong Datong Hongye Group from 2004 to 2007. Mr. Chen was an auditor of Arthur Andersen from 1999 to 2004. Mr. Chen graduated from Shanghai University of Finance and Economics with a bachelor’s degree in accounting in July 1999. He is qualified as a Certified Public Accountant in Canada.

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

Ji-Xun Foo is a non-executive director of our company. Mr. Foo has served as a managing partner at GGV Capital, a venture capital firm, since 2006. From 2000 to 2005, Mr. Foo worked at Draper Fisher Jurvetson ePlanet Ventures L.P., a venture capital fund, and last served as a director. From 1996 to 2000, he served as a manager of the Finance and Investment Division of the National Science and Technology Board of Singapore. From 1993 to 1996, Mr. Foo served as the leader of a research and development project at Hewlett-Packard, an information technology company listed on the NYSE (symbol: HPQ). Mr. Foo has served as a director of Baidu, Inc., a company listed on the NASDAQ (symbol: BIDU) and the Stock Exchange (stock code: 9888) since July 2019. Mr. Foo has been appointed as a director of Bombardier Inc., a company listed on the Toronto Stock Exchange (symbol: BBD) since May 5, 2022. Mr. Foo received his master of science degree in management of technology in January 1997 and his bachelor’s degree with first class honors in engineering in June 1993 from the National University of Singapore.

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

HongJiang Zhang is an independent non-executive director of our company. Dr. Zhang has served as the chairman of the board of Beijing Academy of Artificial Intelligence since December 2018, a senior adviser of Carlyle Group since May 2018 and a venture partner at Source Code Capital since December 2016. From October 2011 to November 2016, he served as the chief executive officer and an executive director of Kingsoft Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 3888), and as the founder and chief executive officer of Kingsoft Cloud Holdings Limited, a company listed on the NASDAQ (symbol: KC). From April 1999 to October 2011, Dr. Zhang served as chief technology officer of the Microsoft Asia-Pacific Research and Development Group. Dr. Zhang was appointed as a Microsoft Distinguished Scientist in 2010. Dr. Zhang has served as an independent director of Zepp Health Corp., a company listed on the NYSE (symbol: ZEPP), since February 2018, and an independent non-executive director and chairman of AAC Technologies Holding Inc., a company listed on the Hong Kong Stock Exchange (stock code: 2018), since January 2019 and May 2020, respectively. He has also served as an independent non-executive director of BabyTree Group, a company listed on the Hong Kong Stock Exchange (stock code: 1761), from November 2018 to August 2022, and an independent director of Digital China Group Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000034) from September 2017 to April 2021. Dr. Zhang has accumulated extensive corporate governance experience through his positions as an independent non-executive director and independent director of Zepp Health Corp., AAC Technologies Holding Inc., BabyTree Group and Digital China Group Co., Ltd. His corporate governance experience includes, among others, (i) reviewing, monitoring and providing recommendations as to companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing and opining on connected transactions, and (iv) understanding the requirements of the Listing Rules and directors’ duty to act in the best interests of the company and the shareholders as a whole. Dr. Zhang received his Ph.D. in electronic engineering from Technical University of Denmark in October 1991, and his bachelor of science degree in radio electronics from Zhengzhou University in July 1982.

Fengying Wang is our president. Ms. Wang has over 30 years of experience in automotive industry. Prior to joining the Company, Ms. Wang served various positions in Great Wall Motor Company Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2333.HK) and the Shanghai Stock Exchange (stock code: 601633.HK), from 1991 to 2022, including but not limited to, the vice chairman from March 2016 to March 2022, an executive director from June 2001 to March 2022 and the general manager from November 2002 to July 2022. Ms. Wang graduated from Tianjin Institute of Finance in 1999 and obtained a master’s degree in economics.

Heng Xia is our co-founder and co-president. Mr. Xia currently holds various positions in other members of the Group, including director, legal representative and senior manager. Prior to founding our company, Mr. Xia worked at the research and development center of Guangzhou Automobile Group Co., Ltd., or GAC, a China-based automotive manufacturing company listed on the Hong Kong Stock Exchange (stock code: 2238) and the Shanghai Stock Exchange (stock code: 601238) from 2008 to 2014, where he was responsible for the development of control systems for NEVs and smart vehicles. Mr. Xia received his master’s degree in mechanical engineering and bachelor’s degree in automotive engineering from Tsinghua University in June 2008 and July 2006 respectively. Mr. Xia obtained the qualification certificate of senior engineer (technology entrepreneur) in mechanical engineering issued by the Human Resources and Social Security Department of Guangdong Province in January 2020.

Hongdi Brian Gu is our honorary vice chairman of our board of directors and co-president. Dr. Gu currently holds directorships in other members of the Group. Prior to joining the Group, Dr. Gu worked at J.P. Morgan Chase from 2004 to 2018 and held positions including managing director and chairman of J.P. Morgan Chase Asia Pacific Investment Bank. Dr. Gu previously served as a director of Uxin Limited, a company listed on the NASDAQ (symbol: UXIN) from June 2018 to June 2019. Dr. Gu received his Ph.D. in biochemistry from the University of Washington in August 1997, his master’s degree in business administration from Yale University in May 1999, and his bachelor’s degree in chemistry from the University of Oregon in June 1993.

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

Xinzhou Wu is our vice president of autonomous driving and the director of our ADAS center. He also currently serves as a director and chief executive officer of a member of the Group. Prior to joining the Group, Dr. Wu was a senior director of engineering and the head of the autonomous driving/ADAS team at Qualcomm Incorporated, a company listed on the NYSE (symbol: QCOM). He served at Qualcomm Incorporated from January 2006 to November 2018 and has taken many leadership roles in various research and development projects during his tenure at Qualcomm Incorporated. He is well recognized for his many contributions in autonomous driving, precise localization and mapping, vehicle-to-everything (V2X), communications and wireless networking in industrial and academic society. From 2005 to 2006, Dr. Wu served as a member of research team of Flarion Technologies Inc., a wireless technology company acquired by Qualcomm Incorporated in 2006. Dr. Wu received his Ph.D. in electric engineering from University of Illinois at Urbana-Champaign in December 2004, his master’s degree in electric engineering from University of Illinois at Urbana-Champaign in May 2000 and his bachelor’s degree in electric engineering from Tsinghua University in June 1998.

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

Yonghai Chen is our vice president of product planning. Mr. Chen joined the Group as vice president since January 2022. Prior to joining the Group, Mr. Chen served as the vice president of products of AutoNavi Holdings Limited from 2014 to 2021. Mr. Chen graduated from Beijing Jiaotong University and obtained a master's degree in safety technology and engineering in 2006.

B. Compensation

Compensation

In 2022, we paid an aggregate cash compensation and benefits in kind of RMB120.8 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “-Share Incentive Plan.”

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

RSU Grants

As of March 31, 2023, RSUs which represent 30,712,434 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 2,706,468 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, which has been established for our share incentive plan. The table below summarizes the outstanding RSUs granted to our directors and executive officers:

Name	Position	Ordinary Shares Underlying Outstanding RSUs granted	Grant Date
Fengying Wang	President	*	March 2023
Heng Xia	Co-founder and Co-President	*	June 2020
Hongdi Brian Gu	Honorary Vice Chairman of the Board and Co-President	*	June 2020
		*	July 2020
Hsueh-Ching Lu	Vice President of Finance and Accounting	*	June 2020
		*	July 2020
		*	January 2022
Xinzhou Wu	Vice President of Autonomous Driving	*	June 2020
		*	July 2020
		*	January 2022
Jack Han Xu	Vice President of Automotive Research and Development	*	June 2020
		*	July 2020
		*	January 2022
Yonghai Chen	Vice President of Product Planning	*	January 2022
		*	October 2022

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

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive compensation plan and equity-based compensation plans; and

•	such other matters that are specifically delegated to the remuneration committee by our board of di-rectors from time to time.

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

Our corporate governance committee is responsible for, among other things:

•	Developing and reviewing our company’s policies and practices on corporate governance and make recommendations to the board;

•	Reviewing and monitoring the training and continuous professional development of directors and senior management;

•	Reviewing and monitoring our company’s policies and practices on compliance with legal and regulatory requirements;

•	Developing, reviewing and monitoring the code of conduct and compliance manual (if any) applicable to employees and directors;

•	Reviewing our company’s compliance with certain Hong Kong Listing Rules;

•	Reviewing and monitoring whether our company is operated and managed for the benefit of all of its share-holders;

•	Reviewing and monitoring the management of conflicts of interests and make a recommendation to the board on any matter where there is a potential conflict of interest;

•	Reviewing and monitoring all risks related to our multiple class voting structure; and

•	Reporting on the work of the corporate governance committee on at least a half-yearly and annual basis covering all areas of its terms of reference.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information as of March 31, 2023 with respect to the beneficial ownership of our ordinary shares by:

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

As of March 31, 2023, the total number of ordinary shares outstanding was 1,725,550,996, comprising 1,376,842,739 Class A ordinary shares and 348,708,257 Class B ordinary shares, excluding 949,986 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Percentage of total Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers:*
Xiaopeng He(1)	4,400,000	0.3%	348,708,257	20.5%	71.8%
Yingjie Chen	—	—	—	—	—
Qin Liu	*	*	—	*	*
Ji-Xun Foo	—	—	—	—	—
Fei Yang	—	—	—	—	—
Donghao Yang	*	*	—	*	*
Fang Qu	*	*	—	*	*
HongJiang Zhang	—	—	—	—	—
Fengying Wang	—	—	—	—	—
Heng Xia(2)	52,350,459	3.8%	—	3.0%	1.1%
Hongdi Brian Gu(3)	35,324,660	2.6%	—	2.0%	0.7%
Hsueh-Ching Lu	*	*	—	*	*
Xinzhou Wu	*	*	—	*	*
Jack Han Xu	*	*	—	*	*
Yonghai Chen	*	*	—	*	*
All Directors and Executive Officers as a Group	95,414,191	6.9%	348,708,257	25.7%	73.6%
Principal Shareholders:
Simplicity and Respect entities(4)	4,400,000	0.3%	348,708,257	20.5%	71.8%
Alibaba(5)	191,918,464	13.9%	—	11.1%	3.9%
IDG entity(6)	68,950,175	5.0%	—	4.0%	1.4%

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2023, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2023, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2023.

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

(1)

Represents (i) 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, and (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited. Simplicity Holding Limited and Respect Holding Limited are further described in footnote 5 below.

(2)

Represents 52,350,459 Class A ordinary shares held by Efficiency Investment Limited. Efficiency Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Efficiency Investment Limited is wholly owned by Mr. Heng Xia, who is deemed to be the beneficial owner of the shares held by Efficiency Investment Limited.

(3)

Represents (i) 4,250,000 Class A ordinary shares held by Hongdi Brian Gu and (ii) 31,074,660 Class A ordinary shares held by Quack Holding Limited. Quack Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. Quack Holding Limited is wholly owned by Mr. Hongdi Brian Gu, who is deemed to be the beneficial owner of the shares held by Quack Holding Limited.

(4)

Represents (i) 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares held by Simplicity Holding Limited and (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited. Simplicity Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Simplicity Holding Limited is wholly owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Simplicity Holding Limited. Respect Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Respect Holding Limited is wholly owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Respect Holding Limited. Simplicity Holding Limited and Respect Holding Limited are collectively referred to as Simplicity and Respect entities.

(5)

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

(6)

Represents (i) 51,566,175 Class A ordinary shares held by Pacific Rays Limited and (ii) 17,384,000 Class A ordinary shares represented by ADSs owned by Pacific Rays Limited. Pacific Rays Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited. Pacific Rays Limited is referred to as the IDG entity.

To our knowledge, as of March 31, 2023, a total of 3,140,647 Class A ordinary shares were held by three record holders in the United States, representing approximately 0.18% of our total outstanding shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transaction with Xiaopeng He

As of December 31, 2020, amount due from Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, was nil. As of December 31, 2021, amounts due from Mr. He represents (i) the receivables for operation support service amounting to RMB15.8 million to the companies controlled by Mr. He and (ii) the receivables for operation support service and the prepayment for fixed assets amounting to RMB15.4 million and RMB1.6 million, respectively, to the companies significantly influenced by Mr. He. As of December 31, 2022, amounts due from Mr. He represent the receivables for operation support service and sales of goods amounting to RMB44.8 million and RMB 2.4 million to the companies significantly influenced by Mr. He.

As of December 31, 2020, amounts due to Mr. He represent the payables for rental expenses and the payables for asset purchased amounting to RMB11.1 million and RMB1.0 million, respectively, to a company controlled by Mr. He. As of December 31, 2021, amounts due to Mr. He represents (i) the payables for rental expenses amounting to RMB22.1 million to a company controlled by Mr. He and (ii) the payables for asset purchased amounting to RMB2.8 million to a company significantly influenced by Mr. He. As of December 2022, amounts due to Mr. He represent the payables for assets purchased amounting to RMB1.0 million to the companies significantly influenced by Mr. He.

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

A. Offer and Listing Details

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

To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also have moved a portion of our issued Class A ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Shares and ADSs—There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

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

•	an individual who is a citizen or resident of the United States;

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and the current income tax treaty between the United States and the PRC, or the Treaty. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend. Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since our Class A ordinary shares are not listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company, or a PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below). As discussed below under “—Passive Foreign Investment Company”, we believe there is a significant risk that we will be a PFIC for the year ended December 31, 2023 and possibly for future years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, if you are eligible for Treaty benefits, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the composition of our income and assets and the value of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for the year ended December 31, 2022, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, gains from the sale or exchange of investment property, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of the Group VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the Group VIEs. If it is determined, contrary to our view, that we do not own the equity of the Group VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition or changes in the value of our assets. In this regard, the value of our assets may be determined by reference to the trading price of our ADSs and Class A ordinary shares, and fluctuations in the trading price of our ADSs and Class A ordinary shares may affect our PFIC status. Because the trading price of our ADSs and Class A ordinary shares has been volatile and has declined significantly over the past year, we believe there is a significant risk that we will be a PFIC for the year ended December 31, 2023 and possibly for future years. In addition, any further decline in the trading price of our ADSs and Class A ordinary shares would increase our PFIC risk. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

Sale, Exchange or Other Disposition of ADSs or Class A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares (net of any Hong Kong stamp duty imposed on such proceeds) and your tax basis in the ADSs or Class A ordinary shares (which should similarly take into account any Hong Kong stamp duty paid in connection with the acquisition of the ADSs or Class A ordinary shares), both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes or the PRC treats the sale, exchange or other disposition as an indirect transfer of PRC taxable assets), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable PRC tax may reduce the amount realized on the sale, exchange or other disposition of the ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or (in the case of dividend payments) if you fail to certify that you are not subject to backup withholding or fail to report in full dividend and interest income.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%,1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

For the year ended December 31, 2022, we are entitled to receive payment of RMB35.9 million from Citibank, N.A., the depositary bank for our ADR program.

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

For the period from August 27, 2020 to December 31, 2022, we had used approximately US$3,819 million of the net proceeds received from our initial public offering in the U.S. in August 2020 and our follow-on public offering in December 2020 for (i) research and development of our Smart EVs and technologies, (ii) expansion of sales channels, super charging network and international markets, (iii) marketing and promotional expenses, (iv) general corporate purposes and (v) strategic investments in core technologies of Smart EV. As of December 31, 2022, we had not used any of the net proceeds received from our listing on the Hong Kong Stock Exchange and public offering in July 2021.

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

Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2022, were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report.

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

	For the Year Ended December 31,
	2021	2022

	(In thousands of RMB)
Audit Fees(1)	18,994	14,775
Audit-related Fees(2)	850	—
All Other Fees(3)	1,520	1,066
Total	21,364	15,841

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant for the audit of our annual financial statements and internal control over financial reporting, review of our quarterly and interim financial statements and, in the case of 2021, services related to our listing on the Hong Kong Stock Exchange.

(2)

Audit-related fees include the aggregate fees billed in each of the fiscal period listed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal external auditors in 2021.

(3)	All Other Fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal external auditors for other advisory services.

The policy of our audit committee is to pre-approve all auditing and non-audit services provided by our independent public accountant, including audit services, audit-related services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of the date of this annual report, we have not adopted a share repurchase program.

In September 2022, Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, through Simplicity Holding Limited, an entity wholly-owned by Mr. He, purchased a total of 2,200,000 ADSs in the open market in compliance with applicable laws and regulations. The average price paid per ADS was US$13.58.

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

For the fiscal year ended December 31, 2021, PricewaterhouseCoopers Zhong Tian LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 26, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, PricewaterhouseCoopers Zhong Tian LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our company is incorporated in the Cayman Islands. The Group VIEs and other operating entities being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the PRC.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of our consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to PricewaterhouseCoopers Zhong Tian LLP) has a controlling financial interest with respect to our company or any of our consolidated foreign operating entities.

None of the members of the board of directors of our company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J.	INSIDER TRADING POLICIES

Not Applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of XPeng Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39466), previously furnished with the Securities and Exchange Commission on December 9, 2021)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Form of Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-257308), as amended, initially filed with the Securities and Exchange Commission on June 23, 2021)

2.3	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-248098), initially filed with the Securities and Exchange Commission on August 21, 2020)

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers based in the PRC (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.3	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Zhipeng IoV and shareholders of Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.4	English translation of Power of Attorney by and among Xiaopeng Technology, Zhipeng IoV and individual shareholders of Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.5	English translation of Loan Agreement by and among Xiaopeng Technology and individual shareholders of Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.6	English translation of Exclusive Service Agreement between Xiaopeng Technology and Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.7	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Zhipeng IoV and individual shareholders of Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.8	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.9	English translation of Power of Attorney by and among Xiaopeng Chuxing, Yidian Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.10	English translation of Loan Agreement by and among Xiaopeng Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.11	English translation of Exclusive Service Agreement between Xiaopeng Chuxing and Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.12	English translation of Exclusive Option Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.13	English translation of Loan Agreement, between Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited and Chengxing Zhidong, dated May 27, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.14	English translation of Amendment No. 1 to the Loan Agreement, by and among Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited, Chengxing Zhidong and Zhaoqing Xiaopeng Automobile Co., Ltd., dated August 25, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.15†	English translation of Xiaopeng Brand Vehicle Cooperative Manufacturing Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.16†	English translation of Xiaopeng Brand Vehicle Distribution Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.17	Second Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.18	Form of Employment Agreement between the Registrant and its executive officers based in the United States (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.19	Form of Employment Agreement between the Registrant and its executive officers based in Hong Kong (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.20	English translation of Cooperation Agreement, dated September 28, 2020, between Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangzhou GET Investment Holdings Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on September 28, 2020)

4.21	English translation of Capital Increase Agreement, dated March 12, 2021, by and among Guangzhou Chengxingzhidong Automotive Technology Co., Ltd., Guangdong Xiaopeng Motors Technology Co., Ltd., Guangdong Xiaopeng Automotive Industry Holding Co., Ltd. and Guangdong Yuecai Industrial Investment Fund Partnership Enterprise (Limited Partnership) (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.22†	English translation of Investment Agreement, dated April 8, 2021, between Administrative Committee of Wuhan Economic & Technological Development Zone and Guangdong Xiaopeng Motors Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.22 to the report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.23	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.24	English translation of Power of Attorney by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.25	English translation of Loan Agreement by and among Xiaopeng Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.26	English translation of Exclusive Service Agreement between Xiaopeng Technology and Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.27	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.28*	English translation of Cooperation Agreement on the Acquisition of Insurance Agency Business Qualification by and among Xiaopeng Motors Sales, Mr. Tao He, Mr. Tao He’s spouse and Guangzhou Xuetao, dated July 22, 2022

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Independent Registered Public Accounting Firm

15.3**	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F

101.INS*	Inline XBRL Instance Document -this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XPENG INC.

By	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer

Date: April 12, 2023

XPENG INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of XPeng Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XPeng Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Warranty provisions
As described in Notes 2(q) and 16 to the consolidated financial statements, the Company accrued for a warranty reserve for the vehicles it sold. As of December 31, 2022, the accrued warranty reserve was RMB641.1 million. The Company set up a warranty reserve through its best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency, and magnitude of future claims with reference made to the past claim history.
The principal considerations for our determination that performing procedures relating to warranty provisions is a critical audit matter are the significant judgment by management in determining the warranty costs, which in turn led to significant auditor judgment, subjectivity, and effort in performing procedures to evaluate the reasonableness of management’s estimates of the nature, frequency and magnitude of future claims with reference made to the past claim history, and the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the warranty provisions, including controls over management’s estimate of the nature, frequency, and magnitude of future claims with reference made to the past claim history, as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, evaluating the reasonableness of significant assumptions employed by management in developing their estimate on nature and frequency of future claims and the related projected costs to be incurred to repair or replace items under warranty, considering current performance and historical experience of the Company, including performing a lookback analysis by comparing forecasted claims in prior periods to actual claims incurred; testing the reliability, completeness, and relevance of management’s data relating to the actual claims incurred to date and verifying that such data was appropriately used by management in the estimation of future claims and determination of the warranty provisions. Professionals with specialized skill and knowledge were used to assist in developing an independent estimate of warranty provisions.
/s/PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 12, 2023
We have served as the Company’s auditor since 2019.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2(f)	11,024,906	14,607,774
Restricted cash	2(g)	609,975	106,272
Short-term deposits	2(h)	25,858,007	14,921,688
Short-term investments	2(j), 5	2,833,763	1,262,129
Long-term deposits, current portion	2(h)	—	427,466
Accounts and notes receivable, net		2,673,494	3,872,846
Installment payment receivables, net, current portion	11	887,202	1,294,665
Inventory	6	2,661,921	4,521,373
Amounts due from related parties	26	32,785	47,124
Prepayments and other current assets	7	2,248,683	2,466,084

Total current assets		48,830,736	43,527,421

Non-current assets
Long-term deposits	2(h)	3,217,266	6,926,450
Property, plant and equipment, net	8	5,424,776	10,606,745
Right-of-use assets, net	17	1,561,175	1,954,618
Intangible assets, net	9	878,724	1,042,972
Land use rights, net	10	595,471	2,747,854
Installment payment receivables, net	11	1,863,492	2,188,643
Long-term investments	12	1,549,176	2,295,032
Other non-current assets	13	1,730,486	201,271

Total non-current assets		16,820,566	27,963,585

Total assets		65,651,302	71,491,006

F-
4

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings	15	—	2,419,210
Accounts and notes payable		12,362,186	14,222,856
Amounts due to related parties	26	24,919	91,111
Operating lease liabilities, current portion	17	373,488	490,811
Finance lease liabilities, current portion	17	—	128,279
Deferred revenue, current portion	19	418,227	389,243
Long-term borrowings, current portion	15	—	761,859
Accruals and other liabilities	14	4,811,107	5,583,829
Income taxes payable		22,737	27,655

Total current liabilities		18,012,664	24,114,853

Non-current liabilities
Long-term borrowings	15	1,675,106	4,613,057
Operating lease liabilities	17	1,189,754	1,854,576
Finance lease liabilities	17	—	797,743
Deferred revenue	19	479,061	694,006
Other non-current liabilities	16	2,148,139	2,506,106

Total non-current liabilities		5,492,060	10,465,488

Total liabilities		23,504,724	34,580,341

Commitments and contingencies	27

F-
5

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,302,911,192 and 1,376,693,799 shares issued, 1,291,039,502 and 1,371,774,629 shares outstanding as of December 31, 2021 and 2022, respectively)	22	87	92
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 409,846,136 and 348,708,257 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	22	25	21
Additional paid-in capital		59,980,534	60,691,019
Statutory reserves		6,047	6,425
Accumulated deficit		(16,191,566)	(25,330,916)
Accumulated other comprehensive (loss) income		(1,648,549)	1,544,024

Total shareholders’ equity		42,146,578	36,910,665

Total liabilities and shareholders’ equity		65,651,302	71,491,006

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB
Revenues
Vehicle sales	18	5,546,754	20,041,955	24,839,637
Services and others	18	297,567	946,176	2,015,482

Total revenues		5,844,321	20,988,131	26,855,119

Cost of sales
Vehicle sales		(5,350,479)	(17,733,036)	(22,493,122)
Services and others		(227,853)	(632,540)	(1,273,606)

Total cost of sales		(5,578,332)	(18,365,576)	(23,766,728)

Gross profit		265,989	2,622,555	3,088,391

Operating expenses (1)
Research and development expenses	2(t)	(1,725,906)	(4,114,267)	(5,214,836)
Selling, general and administrative expenses	2(u)	(2,920,649)	(5,305,433)	(6,688,246)

Total operating expenses		(4,646,555)	(9,419,700)	(11,903,082)

Other income, net	2(x)	86,830	217,740	109,168

Loss from operations		(4,293,736)	(6,579,405)	(8,705,523)

Interest income		133,036	743,034	1,058,771
Interest expenses		(22,451)	(55,336)	(132,192)
Fair value gain on derivative assets or derivative liabilities		1,362,025	79,262	59,357
Fair value gain on long-term investments	12	—	591,506	25,062
Exchange gain (loss) from foreign currency transactions		81,181	313,580	(1,460,151)
Other non-operating income, net		9,183	70,253	36,318

Loss before income tax expenses and share of results of equity method investees		(2,730,762)	(4,837,106)	(9,118,358)

Income tax expenses	24(a)	(1,223)	(25,990)	(24,731)
Share of results of equity method investees	12	—	—	4,117

Net loss		(2,731,985)	(4,863,096)	(9,138,972)

F-
7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB
Accretion on Preferred Shares to redemption value		(2,157,744)	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.		(4,889,729)	(4,863,096)	(9,138,972)

Net loss		(2,731,985)	(4,863,096)	(9,138,972)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax		(724,433)	(918,168)	3,192,573

Total comprehensive loss attributable to XPeng Inc .		(3,456,418)	(5,781,264)	(5,946,399)

Accretion on Preferred Shares to redemption value		(2,157,744)	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(5,614,162)	(5,781,264)	(5,946,399)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	25	754,270,914	1,642,906,400	1,712,533,564
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	25	(6.48)	(2.96)	(5.34)

(1)	Share-based compensation was allocated in cost of sales and operating expenses as follows:

		For the Year Ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB
Cost of sales		—	—	3,183
Selling, general and administrative expenses		678,014	154,995	282,667
Research and development expenses		318,403	224,953	424,636
The accompanying notes are an integral part of these consolidated financial statements.

F-
8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ (Deficit) Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019		463,189,950	30	(100,442,575)	(9)	—	(5,948)	(6,824,503)	(6,830,430)

Cumulative effect of adoption of new accounting standard	2(i)	—	—	—	—	—	—	(2,074)	(2,074)
Repurchase of ordinary shares	22	(100,442,575)	(9)	100,442,575	9	—	—	—	—
Accretion on convertible redeemable Preferred Shares to redemption value as of the completion of the IPO	21	—	—	—	—	(393,883)	—	(1,763,861)	(2,157,744)
Issuance of treasury shares	22	60,687,680	5	(60,687,680)	(5)	—	—	—	—
Issuance of ordinary shares upon the completion of the IPO	22	229,386,666	16	—	—	11,409,232	—	—	11,409,248
Issuance of ordinary shares upon the completion of the FO	22	110,400,000	7	—	—	15,980,220	—	—	15,980,227
Issuance of ordinary shares for the vested RSUs	22	14,850,560	1	—	—	(1)	—	—	—
Share-based compensation due to vesting of restricted shares	23	—	—	17,643,400	1	57,874	—	—	57,875
Share-based compensation due to vesting of RSUs	23	—	—	—	—	544,659	—	—	544,659
The immediate vesting of RSUs upon grant date	23	—	—	—	—	393,883	—	—	393,883
Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	21	801,733,385	55	—	—	18,490,528	—	—	18,490,583
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	(724,433)	—	(724,433)
Net loss		—	—	—	—	—	—	(2,731,985)	(2,731,985)

Balance as of December 31, 2020		1,579,805,666	105	(43,044,280)	(4)	46,482,512	(730,381)	(11,322,423)	34,429,809

F-
9

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		1,579,805,666	105	(43,044,280)	(4)	46,482,512	—	(730,381)	(11,322,423)	34,429,809

Share-based compensation	23	—	—	—	—	379,948	—	—	—	379,948
Issuance of treasury shares	22	9,396,714	1	(9,396,714)	(1)	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	22	—	—	11,075,214	1	(1)	—	—	—	—
Issuance of ordinary shares for vested RSUs	22	26,471,648	1	29,494,090	3	(4)	—	—	—	—
Issuance of ordinary shares upon the completion of the Global Offering	22	97,083,300	6	—	—	13,118,079	—	—	—	13,118,085
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	(918,168)	—	(918,168)
Net loss		—	—	—	—	—	—	—	(4,863,096)	(4,863,096)
Appropriations to statutory reserves	2(aa)	—	—	—	—	—	6,047	—	(6,047)	—

Balance as of December 31, 2021		1,712,757,328	113	(11,871,690)	(1)	59,980,534	6,047	(1,648,549)	(16,191,566)	42,146,578

F-
10

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		1,712,757,328	113	(11,871,690)	(1)	59,980,534	6,047	(1,648,549)	(16,191,566)	42,146,578

Share-based compensation	23	—	—	—	—	710,486	—	—	—	710,486
Issuance of treasury shares	22	10,614,576	1	(10,614,576)	(1)	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	22	—	—	17,567,096	1	(1)	—	—	—	—
Issuance of ordinary shares for vested RSUs	22	2,030,152	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	3,192,573	—	3,192,573
Net loss		—	—	—	—	—	—	—	(9,138,972)	(9,138,972)
Appropriations to statutory reserves	2(aa)	—	—	—	—	—	378	—	(378)	—

Balance as of December 31, 2022		1,725,402,056	114	(4,919,170)	(1)	60,691,019	6,425	1,544,024	(25,330,916)	36,910,665

The accompanying notes are an integral part of these consolidated financial statements.

F-
1
1

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB
Cash flows from operating activities
Net loss		(2,731,985)	(4,863,096)	(9,138,972)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	8	302,974	573,247	915,481
Amortization of intangible assets	9	20,169	25,875	65,714
Amortization of right-of-use assets		109,473	229,031	379,200
Amortization of land use rights	10	5,323	9,642	50,309
Loss of disposal of property, plant and equipment	2(l)	6,167	36,508	15,682
Impairment of property, plant and equipment		63,251	34,589	30,849
Impairment of intangible assets	9	—	—	26,418
Current expected credit loss of accounts and notes receivable	2(i)	6,216	16,175	11,369
Current expected credit loss of installment payment receivables	2(i)	3,454	49,978	43,971
Current expected credit loss of other current assets	2(i)	369	3,578	12,314
Inventory write-downs	2(k), 6	92,612	162,433	220,319
Foreign exchange (gains) losses		(81,181)	(313,580)	1,460,151
Interest income		(65,676)	(351,926)	(237,657)
Share-based compensation	23(b)	996,417	379,948	710,486
Fair value gain on derivative assets or derivative liabilities		(1,362,025)	(79,262)	(59,357)
Fair value gain on long-term investments	12	—	(591,506)	(25,062)
Share of results of equity method investees	12	—	—	(4,117)
Changes in operating assets and liabilities:
Accounts and notes receivable		(595,908)	(1,560,777)	(1,210,721)
Inventory		(981,521)	(1,940,225)	(2,475,785)
Amounts due from related parties		21,923	(32,103)	(14,339)
Prepayments and other current assets		(792,863)	(652,033)	(219,127)
Other non-current assets		(30,808)	(68,136)	(23,124)
Accounts and notes payable		4,157,799	7,250,441	1,860,670
Deferred revenue	19	222,886	588,904	185,961
Operating lease liabilities		(108,134)	(237,846)	(380,006)
Accruals and other liabilities		722,967	2,260,378	119,283
Other non-current liabilities		266,932	187,923	237,117
Installment payment receivables		(401,190)	(2,247,136)	(776,585)
Amounts due to related parties		11,384	12,857	(17,736)
Income taxes payable		1,209	21,528	4,918

Net cash used in operating activities		(139,766)	(1,094,591)	(8,232,376)

Cash flows from investing activities
(Placement) maturities of short-term deposits		(979,897)	(24,899,368)	11,922,171
(Placement) maturities of short-term investments		(2,347,191)	62,305	1,625,763
Placement of long-term deposits		—	(3,157,891)	(3,822,326)
Purchase of property, plant and equipment		(806,067)	(2,299,698)	(4,275,838)
Receipt of government subsidy related to assets		243,838	12,954	166,260
Maturities of derivative assets or derivative liabilities		—	233,050	10,752
Purchase of intangible assets		(426,089)	(288,084)	(98,047)
Disposal of property, plant and equipment		24,505	24,124	77,059
Purchase of land use rights		—	(223,113)	(306,014)
Prepayment for acquisition of assets		—	(23,132)	—
Prepayments for subscription of equity securities		—	(50,000)	—
Prepayment for acquisition of land use rights		(130,260)	(1,507,170)	—
Disposal of long-term investments	12	16,000	—	165,000
Cash paid for long-term investments		(1,000)	(959,855)	(618,814)

Net cash (used in) provided by investing activities		(4,406,161)	(33,075,878)	4,845,966

F
-
1
2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB
Cash flows from financing activities
Proceeds from issuance of convertible redeemable Preferred Shares		7,282,554	—	—
Proceeds from IPO, net of issuance costs		11,410,386	—	—
Proceeds from FO, net of issuance costs		15,988,903	—	—
Proceeds from Global Offering, net of issuance costs		—	13,146,811	—
Proceeds from borrowings		1,028,335	840,106	6,800,730
Repayment of borrowings		(1,380,385)	(982,900)	(681,710)
Loans from a related party	26(5)	1,063,434	—	—
Repayment of loans to a related party	26(5)	(1,063,434)	—	—
Proceeds from debt from third party investors	16	—	1,660,000	—
Repayment of debt from third party investors	14	—	—	(98,000)
Repayments of finance lease liabilities		—	—	(15,355)
Payments of listing expenses		—	(36,924)	(1,830)

Net cash provided by financing activities		34,329,793	14,627,093	6,003,835

Effects of exchange rate changes on cash, cash equivalents and restricted cash		(650,076)	(363,276)	461,740
Net increase (decrease) in cash, cash equivalents and restricted cash		29,133,790	(19,906,652)	3,079,165
Cash, cash equivalents and restricted cash at beginning of the year		2,407,743	31,541,533	11,634,881

Cash, cash equivalents and restricted cash at end of the year		31,541,533	11,634,881	14,714,046

Supplemental disclosure of cash flows information
Cash paid for interest, net of amounts capitalized		(76,093)	(126,090)	(162,470)
Acquisition of property, plant and equipment included in liabilities		235,117	843,732	1,624,432
The accompanying notes are an integral part of these consolidated financial statements.

F-
1
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
The Group designs and develops smart electric vehicles. It delivered its first model of smart electric vehicles, G3, commercially in December 2018, and delivered its second model of smart electric vehicles, a four-door sports sedan, P7, since May 2020. It delivered the G3i, the new mid-cycle
facelift version of the G3, since August 2021, and delivered its third model of smart electric vehicles, a family sedan featured with LiDAR, P5, since September 2021. It delivered its fourth model of smart electric vehicles, a flagship SUV, G9, since September 2022. It manufactures all vehicles through its own plants in Zhaoqing and Guangzhou. As of December 31, 2021 and 2022, its primary operations are conducted in the People’s Republic of China (“PRC”).
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

F-
1
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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

F-
1
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs
As of December 31, 2022, the Company’s principal subsidiaries and VIEs are as follows:

	Place of incorporation	Date of incorporation or acquisition	Equity interest held	Principal activities
Principal subsidiaries
Chengxing (1)	PRC	January 09, 2015	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd.(“Xiaopeng Technology”)	PRC	May 12, 2016	100%	Design and technology development
Guangzhou Xiaopeng Automobile Manufacturing Co., Ltd.	PRC	April 07, 2017	100%	Design and technology development
Zhaoqing Xiaopeng New Energy Investment Co., Ltd.(“Zhaoqing Xiaopeng New Energy”) (2)	PRC	February 13, 2020	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Automobile Co., Ltd.(“Zhaoqing XPeng”)	PRC	May 18, 2017	100%	Manufacturing of vehicles
Xiaopeng Motors Sales Co., Ltd. (“Xiaopeng Motors Sales”)	PRC	January 08, 2018	100%	Vehicle wholesale and retail
Beijing Xiaopeng Automobile Co., Ltd.(“Beijing Xiaopeng”)	PRC	April 28, 2018	100%	Vehicle wholesale and retail, design and technology development
Beijing Xiaopeng Automobile Sales Service Co., Ltd.	PRC	November 09, 2020	100%	Vehicle wholesale and retail
Shenzhen Xiaopeng Automobile Sales Service Co., Ltd.	PRC	August 06, 2018	100%	Vehicle wholesale and retail
Hangzhou Zhipeng Automobile Sales Service Co., Ltd.	PRC	April 10, 2019	100%	Vehicle wholesale and retail
Guangzhou Xiaopeng Automatic Driving Technology Co., Ltd.	PRC	November 18, 2019	100%	Technology development
Guangzhou Xiaopeng Smart Charging Technology Co., Ltd.	PRC	June 22, 2020	100%	Smart charging technology development
Xiaopeng Automobile Central China (Wuhan) Co.,Ltd.(“Wuhan Xiaopeng”)	PRC	April 30, 2021	100%	Technology development and vehicle retail
Shanghai Xiaopeng Motors Technology Co., Ltd.(“Shanghai Xiaopeng”)	PRC	February 12, 2018	100%	Technology development and vehicle retail
XPeng Huitian Holding Limited	BVI	October 12, 2020	100%	Investment holding
XPeng Dogotix Holding Limited	BVI	January 05, 2021	100%	Investment holding
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	100%	Investment holding

F-
1
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

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

(2)
On February 13, 2020, Zhaoqing Xiaopeng New Energy was established by (i) Zhaoqing XPeng, which is a wholly owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng Motor Technology Co., Ltd. (“Zhaoqing Kunpeng”), which is jointly owned by two shareholders of the Company. Each of Zhaoqing XPeng and Zhaoqing Kunpeng subscribed for 50% of the equity interest of Zhaoqing Xiaopeng New Energy, with Zhaoqing Kunpeng’s capital contribution representing an amount of RMB0 Yuan. Zhaoqing Xiaopeng New Energy holds a license for the manufacture of EVs and smart EVs which was approved by the Ministry of Industry and Information Technology (‘MIIT”). Pursuant to the terms of the arrangement, Zhaoqing Kunpeng does not have substantive participating rights to and is not entitled to any economic interest in Zhaoqing Xiaopeng New Energy. Therefore, Zhaoqing Xiaopeng New Energy has historically been consolidated by the Company as Zhaoqing XPeng substantially controls the entity’s assets and operating activities and bears fully all risks and rewards of ownership.

On February 13, 2020, Zhaoqing XPeng and Zhaoqing Kunpeng entered into a share transfer agreement, among which Zhaoqing Kunpeng agreed to transfer the 50% of the equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing XPeng at the price of the higher of (i) RMB1 Yuan or (ii) the capital injection actually paid by Zhaoqing Kunpeng upon the earlier of (i) the removal of the PRC foreign investment restrictions in the whole-unit vehicle industry; or (ii) December 31, 2022.
Effective from January 1, 2022, the PRC foreign investment restrictions in the whole-unit vehicle industry were removed. Therefore, on January 4, 2022, Zhaoqing Kunpeng transferred its 50% equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing XPeng for a total cash consideration of RMB1 Yuan, after which Zhaoqing Xiaopeng New Energy become the Company’s indirect wholly owned subsidiary. This transfer did not affect the continued consolidation of financial statements of Zhaoqing Xiaopeng New Energy by the Company.

(3)	The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

F-
1
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

	Place of incorporation	Date of incorporation or acquisition	Principal activities
VIEs
Guangzhou Zhipeng IoV Technology Co., Ltd.(“Zhipeng IoV”) (Note 1(c)(i))	PRC	May 23, 2018	Business of development and the operation of an Internet of Vehicles network
Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd.(“Yidian Chuxing”) (Note 1(c)(ii))	PRC	May 24, 2018	Business of provision of online-hailing services through online platform
Guangzhou Xintu Technology Co., Ltd. (“Xintu Technology”) (Note 1(c)(i))	PRC	April 27, 2021	Surveying and mapping
Guangdong Intelligent Insurance Agency Co., Ltd. (“GIIA”, formerly known as Qingdao Miaobao Insurance Agency Co., Ltd.) (Note 1(c)(iii))	PRC	July 22, 2022	Insurance agency
VIEs’ subsidiary
Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. (“Zhipeng Kongjian”, formerly known as Jiangsu Zhitu Technology Co., Ltd., a subsidiary of Xintu Technology) (Note 1(c)(i))	PRC	June 23, 2021	Surveying and mapping
(i) Zhipeng IoV which is primarily engaged in the business of development and the operation of an Internet of Vehicles network was established by two shareholders of the Company (the “Zhipeng IoV’s Nominee Shareholders”) on May 23, 2018. On May 28, 2018, Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Zhipeng IoV to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Management concluded that Zhipeng IoV is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Zhipeng IoV and shall consolidate the financial results of Zhipeng IoV in the Group’s consolidated financial statements under U.S. GAAP.
On April 27, 2021, Zhipeng IoV established Xintu Technology and became the only shareholder of Xintu Technology. On June 23, 2021, Xintu Technology acquired 100% of the equity interest of Zhipeng Kongjian which possesses surveying and mapping qualification certificate, which is determined to be an asset acquisition (Note 9(ii)).
On August 12, 2021, Guangzhou Kuntu Technology Co., Ltd. (“Kuntu Technology”), a company controlled by the Zhipeng IoV’s Nominee Shareholders, acquired 100% of the equity interest of Xintu Technology from Zhipeng IoV. On the same day, Xiaopeng Technology, Xintu Technology and Kuntu Technology entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Xintu Technology. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Xintu Technology to direct the activities that most significantly impact Xintu Technology’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Xintu Technology. Management concluded that Xintu Technology is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Xintu Technology and shall consolidate the financial results of Xintu Technology in the Group’s consolidated financial statements under U.S. GAAP. As of December 31, 2022, Xintu Technology did not have significant operations, nor any material assets or liabilities.

F-
1
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

On September 6, 2021, Xiaopeng Technology (wholly owned by the Company) acquired 50% equity interests in Zhipeng IoV from Zhipeng IoV’s Nominee Shareholders. At the same time, the aforementioned contractual agreements had been modified to reflect the change of equity interests in Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Zhipeng IoV, to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Accordingly, the Company continued to consolidate the financial results of Zhipeng IoV under U.S. GAAP. As of December 31, 2022, Zhipeng IoV did not have significant operations, nor any material assets or liabilities.
(ii) Yidian Chuxing which is primarily engaged in the business of provision of online-hailing services through online platform was established by two shareholders of the Company (the “Yidian Chuxing’s Nominee Shareholders”) on May 24, 2018. On May 28, 2018, Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd (“Xiaopeng Chuxing”), Yidian Chuxing, and Yidian Chuxing’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements provide the Company, as the only shareholder of Xiaopeng Chuxing, with a controlling financial interest under ASC 810 in Yidian Chuxing to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Management concluded that Yidian Chuxing is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Chuxing and shall consolidate the financial results of Yidian Chuxing in the Group’s consolidated financial statements under U.S. GAAP.
On September 10, 2021, Xiaopeng Chuxing (wholly owned by the Company) acquired 50%
equity interests in Yidian Chuxing from Yidian Chuxing’s Nominee Shareholders. At the same time, the aforementioned contractual agreements have been modified to reflect the change of equity interests in Yidian Chuxing. Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Yidian Chuxing, to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Accordingly, the Company continued to consolidate the financial results of Yidain Chuxing under U.S. GAAP. As of December 31, 2022, Yidian Chuxing did not have significant operations, nor any material assets or liabilities.
(iii) GIIA, primarily engaged in the business of insurance agency services and established in 2007, was acquired by Guangzhou Xuetao Enterprise Management Co., Ltd. (“Guangzhou Xuetao”), a company jointly established by the senior vice president of the Company and his spouse (the “GIIA’s Nominee Shareholders”). On July 22, 2022, Xiaopeng Motors Sales (wholly owned by the Company), Guangzhou Xuetao and GIIA’s Nominee Shareholders entered into a cooperation agreement that Guangzhou Xuetao irrevocably authorized Xiaopeng Motors Sales to exercise the
 100%
equity owner’s rights over GIIA. The agreement provides the Company, as the only shareholder of Xiaopeng Motors Sales with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. As a result of this contractual arrangement, management concluded that GIIA is a VIE of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group’s consolidated financial statements under U.S. GAAP. As of December 31, 2022, GIIA did not have significant operations, nor any material assets or liabilities.

F-
1
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1.	Organization and Nature of Operations (continued)

(d) Liquidity
The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB2,731,985, RMB4,863,096 and RMB9,138,972 for the years ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficit amounted to RMB16,191,566 and RMB25,330,916 as of December 31, 2021 and 2022, respectively. Net cash used in operating activities was approximately RMB139,766, RMB1,094,591 and RMB8,232,376 for the years ended December 31, 2020, 2021 and 2022, respectively.
The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its IPO and FO on NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11,409,248 and RMB15,980,227, respectively. In July 2021, with the completion of its Global Offering on HKEX, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15,823,315. As of December 31, 2022, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB21,901 restricted as to withdrawal or use for legal disputes, short-term deposits, short-term investments and current portion of long-term deposits was
RMB31,303,428.
Management has concluded that its existing balance of cash and cash equivalents, short-term deposits, short-term investments and current portion of long-term deposits as of December 31, 2022, provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

F-
20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, useful lives and residual values of long-lived assets and finite-lived intangible assets, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses, the fair value of the redemption value of the Preferred Shares, determination of the fair value of derivative assets or liabilities arising from forward exchange contracts, determination of the fair value of debt investments accounted for under the fair value option model as well as subsequent adjustments due to significant observable price changes for equity investments without readily determinable fair values and not accounted for by the equity method.
Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

F-
2
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ (deficit) equity.

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

F-
2
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, accounts and notes receivable, installment payment receivables, long-term deposits, long-term investments, derivative assets, other assets, accounts and notes payable, short-term borrowings, finance lease liabilities, operating lease liabilities, accruals and other liabilities, derivative liabilities and long-term borrowings. As of December 31, 2021 and 2022, the carrying values of these financial instruments, except for other non-current
assets,
non-current
portion of long-term deposits,
non-current
portion of long-term borrowings, and
non-current
portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.
Financial assets and liabilities that are measured at fair value on a recurring basis consist of short-term investments, equity investments with readily determinable fair values, debt investments that are accounted for under the fair value option model and derivative assets or liabilities.
Equity investments with readily determinable fair values (Note 12) are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.
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
The Group has debt investments that are accounted for under the fair value option model (Note 12) and derivative liabilities relating to the redemption right that meet the definition of a derivative (Note 21), which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings. Such debt investments and derivative liabilities are classified within Level III of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

F-
2
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
Cash and cash equivalents as reported in the consolidated statements of cash flows are presented separately on the consolidated balance sheets as follows:

	As of December 31, 2021		As of December 31, 2022
	Amount	RMB equivalent	Amount	RMB equivalent
Cash and cash equivalents:
RMB	8,513,644	8,513,644	13,230,745	13,230,745
US$	281,083	1,788,100	194,588	1,355,226
HKD	852,743	695,738	9,256	8,268
Others	not applicable	27,424	not applicable	13,535

Total		11,024,906		14,607,774

As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong and United States.

(g)	Restricted cash
Restricted cash primarily represents bank deposits for letters of guarantee
, bank notes, forward exchange contracts and others amounted to RMB600,058 and RMB84,371 as of December 31, 2021 and 2022, respectively. In addition, restricted cash includes certain deposits, amounting to RMB9,917 and RMB21,901 as of December 31, 2021 and 2022, respectively, that are restricted due to legal disputes.

(h)	Short-term and long-term deposits
Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2021 and 2022, substantially all of the Group’s short-term deposits amounting to RMB25,858,007 and RMB14,921,688, respectively, had been placed in reputable financial institutions in the PRC.
Long-term deposits represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2021 and 2022, substantially all of the Group’s long-term deposits amounting to RMB3,217,266 and RMB7,353,916, respectively, had been placed in reputable financial institutions in the PRC, out of which, nil and RMB427,466 will be due within one year and are classified to “Long-term deposits, current portion”, respectively.

F-
2
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
The Group’s accounts and notes receivable, other current assets and installment payment receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets and installment payment receivables, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions and supportable forecasts of future economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter end based on the Group’s specific facts and circumstances. For the years ended December 31, 2020, 2021 and 2022, the Group recorded RMB10,039, RMB69,731 and RMB67,654 in expected credit loss expense in selling, general and administrative expenses, respectively. As of December 31, 2021, the expected credit loss provision recorded in current and non-current
assets were RMB34,198 and RMB32,898, respectively. As of December 31, 2022, the expected credit loss provision recorded in current and non-current
assets were RMB67,181 and RMB54,526, respectively.
The Group typically does not record significant accounts and notes receivable related to vehicle sales and other services as customer payments are due prior to vehicle delivery, except for vehicle sales which include government subsidies that are collected from the government on behalf of customers.
Installment payment receivables primarily consist of the aggregate receivables of the installment payments for vehicles or batteries due from customers. The Group classified its installment payment receivables into different categories from performing to non-performing
based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. The lifetime current expected credit losses for the installment payment receivables was determined by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. As of December 31, 2021 and 2022, the majority of the installment payment receivables had been categorized as performing since the customers had a low risk of default, a strong capacity to meet contractual cash flows and had no past due repayments and the amounts of installment payment receivables of other categories were immaterial.
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

F-
2
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(i)	Current expected credit losses (continued)

The following table summarizes the activity in the allowance for credit losses related to accounts and notes receivable, other current assets and installment payment receivables for the year
s
ended December 31, 2020, 2021 and 2022 :

For the Year Ended
December 31, 2020
Balance as of December 31, 2019	4,645
Adoption of ASC Topic 326	2,074

Balance as of January 1, 2020	6,719
Current period provision	10,039
Write-offs	(4,251)

Balance as of December 31, 2020	12,507

For the Year Ended
December 31, 2021

Balance as of December 31, 2020	12,507
Current period provision	69,731
Write-offs	(15,142)

Balance as of December 31, 2021	67,096

For the Year Ended
December 31, 2022

Balance as of December 31, 2021	67,096
Current period provision	67,654
Write-offs	(13,043)

Balance as of December 31, 2022	121,707

(j)	Short-term investments
For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive loss. The Group’s short-term investments in financial instruments were RMB2,833,763 and RMB1,262,129 as of December 31, 2021 and 2022, respectively.

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
Inventory write-downs of RMB92,612, RMB162,433 and RMB220,319 were recognized in cost of sales for the years ended December 31, 2020, 2021 and 2022, respectively.

F-
2
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(l)	Property, plant and equipment, net
Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease terms or the estimated useful lives, which range from two to ten years, of the related assets. Residual value rate is determined to 0% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives
Buildings	20 years
Machinery and equipment	5 to 10 years
Charging infrastructure	5 years
Vehicles	4 to 5 years
Computer and electronic equipment	3 years
Others	2 to 5 years
Depreciation for molds and toolings is computed using the
units-of-production
method whereby capitalized costs are amortized over the total estimated productive units of the related assets.
The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.
Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction in progress is included within property, plant and equipment and is amortized over the life of the related assets.
The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss. Losses on the disposal of property, plant and equipment amounting to RMB6,167, RMB36,508 and RMB15,682 were recognized in operating expenses during the years ended December 31, 2020, 2021 and 2022, respectively.

(m)	Intangible assets, net
Intangible assets consist of manufacturing license, surveying and mapping qualification, insurance agency qualification, license plate, software and license of maintenance and overhauls. Intangible assets with finite lives, including software and license of maintenance and overhaul, are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise.
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

F-
2
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(m)	Intangible assets, net (continued)

Intangible assets that have indefinite useful lives were manufacturing license, surveying and mapping qualification, insurance agency qualification and license plates as of December 31, 2022. No useful life was determined in the contract terms when the Group acquired the manufacturing license, surveying and mapping qualification, insurance agency qualification and license plates. The Group expects that such intangible assets are unlikely to be terminated and will continue to be renewed as a matter of course based on industry experience, and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite.
The Group evaluates indefinite-lived intangible assets annually as of each balance sheet date to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electronic vehicle industry in China, the Group’s improving sales performance, the stable macroeconomic conditions in China and the Group’s future manufacturing plans, the Company determined that it is not likely that the manufacturing license, surveying and mapping qualification certificate, insurance agency qualification certificate and license plates were impaired as of December 31, 2021 and 2022. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2020, 2021 and 2022.

(n)	Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are

49.5 to
50 years that represent the terms of land use rights certificate.

(o)	Long-term investments
Equity Method Investments
The Group applies the equity method to
account
for its equity investments, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest.
Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment.
The Group continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include current economic and market conditions, the financial condition and operating performance of the equity method investee, and other company specific information.
The Group’s long-term investments also include other equity investments, over which the Group has neither significant influence nor control, and debt investments.
Equity Investments with Readily Determinable Fair Values
Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

F-
2
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(o)	Long-term investments (continued)

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
Debt Investments

The Group elected to account for certain debt investments under the fair value option model including convertible bonds and preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument
basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option model are carried at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Interest income from debt investments is recognized in earnings using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

(p)	Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

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

F-
2
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. The Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the Group’s pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Group to all performance obligations as conditions under ASC
606-10-32-37
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

F-
30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the vehicle and household charging pile is recognized at a point in time, when the control of the vehicle is transferred to the customer and the charging pile is installed at customer’s designated location. For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, the Group recognizes revenue over time based on a straight-line method initially. The Group will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect differences between actual costs incurred versus the straight line cost attribution. For the free battery charging within 4 years or 100,000 kilometers and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPeng-branded super charging stations, the Group recognizes the revenue over time based on a straight-line method during the expected useful life of the vehicle.
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

F-
3
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(r)	Revenue recognition (continued)

Vehicle sales (continued)

XPILOT, the Group’s intelligent driving system, provides assisted driving and parking functions tailored for different driving behaviors and road conditions in China. A customer can subscribe for XPILOT by either making a lump sum payment or paying annual installments over a three-year period, or purchasing a vehicle equipped with XPILOT. Revenue related to XPILOT is recognized at a point in time when intelligent driving functionality of XPILOT is delivered and transferred to the customers.
Other services
The Group provides other services to customers including services embedded in a sales contract, super charging service, maintenance service, technical support services, auto financing services and others.
Revenue from services embedded in a sales contract included free battery charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free battery charging services in XPeng-branded charging station. Other services also include super charging service, maintenance service, technical support services and second-hand vehicle sales service. These services are recognized under ASC 606.
Practical expedients and exemptions
The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site
troubleshooting, parts replacement service and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these five services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.
Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site
troubleshooting and parts replacement service and others. Related costs are then accrued instead.

F-
3
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, the Group considers this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for these additional rights, the contract modification is accounted for as a termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in
right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the time of the contract modification. This reallocation is based on the relative standalone selling prices of these goods and services.
For the material right attached with loyalty points, the Group estimated the probability of points redemption when determining the standalone selling price. Due to the fact that most merchandises can be redeemed without requiring a significant amount of points, as compared with the amount of points granted to the customers, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. The Group will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.
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
120-day
period, the
trade-in
right expires. The guaranteed
trade-in
value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in
right on a standalone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, the Group does not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in
right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. The Group believes the guaranteed trade-in
value will be greater than the expected market value of the G3 2019 at the time the trade-in
rights become exercisable, and therefore, the excess value is essentially a sales discount granted on the new vehicle purchase. The Group estimated the potential forfeiture rate based on the market expectation of the possibility of future buying and applied the forfeiture rate when determining the standalone selling price at the date of contract modification. The amount allocated to the trade-in
right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in
right is exercised and a new vehicle is purchased. As of December 31, 2022, the trade-in
program has been closed. If the owners of G3 2019, who elected the trade-in
right, did not sign the
trade-in
contracts or reach an additional agreement with the Group in 2022, the trade-in
right will be expired.

F-
3
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2020, 2021 and 2022, R&D expenses were RMB1,725,906, RMB4,114,267 and RMB5,214,836
,
respectively.

(u)	Selling, general and administrative expenses
Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the years ended December 31, 2020, 2021 and 2022, advertising costs were RMB517,135, RMB873,256 and RMB577,569, respectively, and total sales and marketing expenses were RMB1,737,765, RMB4,276,366 and RMB5,028,958, respectively.
General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2020, 2021 and 2022, general and administrative expenses were RMB1,182,884, RMB1,029,067 and RMB1,659,288, respectively.

(v)	Employee benefits
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. There are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB152,361, RMB466,444 and RMB766,915 for the years ended December 31, 2020, 2021 and 2022, respectively.

(w)	Government grants
Government grants relating to interest expense already capitalized are accounted for as a reduction in such a capitalized amount with the subsidy benefit reflected over the related asset useful life through reduced depreciation expense. Government grants relating to interest expense (not capitalized) are initially recognized as other non-current
liabilities if the amount is received in advance (of the incurrence of interest expense). Such amounts would then reduce related interest expense when incurred.

F-
3
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(w)	Government grants (continued)

Government grants relating to the purchase or construction of property, plant and equipment and intangible assets that are received in advance are included in other non-current
liabilities and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.
Government grants requiring the performance of certain other business related activities or other required conditions are deferred and recognized in profit or loss when all applicable conditions have been met.
Nonrefundable grants received without further performance or conditions are recognized immediately as other income upon receipt.

(x)	Other income, net
For the year ended December 31, 2020, other income, net mainly represents other subsidies that are recognized upon receipt in profit or loss of RMB86,830, as further performance by the Group is not required.
For the year ended December 31, 2021, other income, net mainly represents other subsidies that are recognized upon receipt in profit or loss of RMB350,596, as further performance by the Group is not required, offset partially by relocation and disposal cost of RMB132,856 related to the Haima Plant (Note 20).
For the year ended December 31, 2021, other subsidies recognized in other income mainly consisted of government subsidies of RMB214,486 to subsidize its repayment of the long-term borrowings of RMB700,000 due to Zhaoqing High-tech Zone before the original due date (Note 15).
For the year ended December 31, 2022, other income, net mainly represents other subsidies that are recognized upon receipt in profit or loss of RMB109,168, as further performance by the Group is not required.

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
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

F-
3
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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

F-
3
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(aa)	Statutory reserves
The Group’s subsidiaries and the VIEs established in the PRC are required to make appropriations to certain non-distributable
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
For the years ended December 31,

2020, 2021 and 2022, appropriations to the general reserve fund and the statutory surplus fund amounted to nil, RMB6,047 and RMB378, respectively.

F-
3
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(ab)	Comprehensive loss
The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net loss.

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
assets.
The Group recognized lease assets and lease liabilities related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. Operating lease assets are included within “Land use rights, net” and
“Right-of-use
assets, net”, and the corresponding operating lease liabilities are included within “Operating lease liabilities, current portion” for the current portion, and within “Operating lease liabilities” for the long-term portion on the consolidated balance sheets as of December 31, 2021 and 2022. Finance lease assets are included within “Property, plant and equipment, net” and the corresponding finance lease liabilities are included within “Finance lease liabilities, current portion” for the current portion, and within “Finance lease liabilities” for the long-term portion on the consolidated balance sheets as of December 31, 2021 and 2022.
The Group has lease agreements with lease and
non-lease
components, and has elected to utilize the practical expedient to account for the non-lease
components together with the associated lease component as a single combined lease component.
The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Group’s leases do not provide an implicit rate of return, the Group uses the Group’s incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

F-
3
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(ac)	Leases (continued)

(b) As a lessor
The Group provides vehicle leasing services to customers under operating lease. The Group recognizes the lease payments as vehicle leasing income in profit or loss over the lease term on a straight-line basis.
The vehicle leasing income was immaterial for the years ended December 31, 2020, 2021 and 2022, respectively.

(ad)	Dividend
Dividends are recognized when declared. No dividend was declared for the years ended December 31, 2020, 2021 and 2022, respectively.

(ae)	Earnings (losses) per share
Basic earnings (losses) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, considering the accretion on Preferred Shares to redemption value, by the weighted average number of ordinary shares outstanding during the period using the two-class
method. Under the
two-class
method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (losses) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested RSUs. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

F-
3
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2.	Summary of Significant Accounting Policies (continued)

(af)	Segment reporting
ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.
Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no segment geographical information is presented.

3.	Recent Accounting Pronouncements
Recently adopted accounting pronouncements
In December 2019, the FASB issued ASU
No. 2019-12,
Simplifying the Accounting for Income Taxes, to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the Group’s financial results or financial position.
In January 2020, the FASB issued ASU
No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The standard clarifies the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the Group’s financial results or financial position.

F-
40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3.	Recent Accounting Pronouncements (continued)

Recently adopted accounting pronouncements (continued)

In November 2021, the FASB issued ASU
No. 2021-10,
Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The standard is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the standard that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Group adopted the ASU on January 1, 2022, which did not have a material impact on the Group’s financial results or financial position.

4.	Concentration and Risks

(a)	Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, long-term deposits and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, long-term deposits and short-term investments were placed with certain reputable financial institutions in the PRC and overseas. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits, long-term deposits and short-term investments are financially sound based on publicly available information.

(b)	Foreign currency exchange rate risk
The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

F-
4
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
Fair value measurements on a recurring basis
Assets and liabilities that were measured at fair value on a recurring basis were as follows:

	As of December 31, 2021				As of December 31, 2022
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III

Assets
Short-term investments (i) (Note 2(j))	2,833,763	—	2,833,763	—	1,262,129	—	1,262,129	—
Debt investments (ii) (Note 12)	1,338,822	—	—	1,338,822	1,626,131	—	—	1,626,131
Equity investments with readily determinable fair values (iii) (Note 12)	—	—	—	—	112,641	112,641	—	—

	4,172,585	—	2,833,763	1,338,822	3,000,901	112,641	1,262,129	1,626,131

Liabilities
Derivative liabilities – forward exchange contract (Note 14)	48,605	—	48,605	—	—	—	—	—

(i) Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value of short-term investments is estimated based on the quoted prices of similar financial products provided by banks at the end of each period (Level II).
(ii) Debt investments do not have readily determinable market values and are categorized as Level III in the fair value hierarchy. The Group uses a combination of valuation methodologies, including the equity allocation model, market and income approaches based on the Group’s best estimate, which are determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of comparable companies.
(iii) Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

F-
4
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

5.	Fair Value of Financial Instruments (continued)

Fair value measurements on a
non-recurring
basis
The Group measures investments without readily determinable fair value on a non-recurring
basis when fair value changes can be determined based upon observable and relevant market information. Related adjustments (impairment related) are recorded as appropriate based upon such observable information. An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, it adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the backsolve method based on the equity allocation model with adoption of some key parameters such as risk-free rate, equity volatility, probability of each scenario and dividend yield, which are significant unobservable inputs (Level III).

F-
4
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

6.	Inventory
Inventory consisted of the following:

	As of December 31,
	2021	2022
Finished goods	1,042,719	3,059,567
Raw materials	1,605,197	1,449,596
Work-in-process	14,005	12,210

Total	2,661,921	4,521,373

Raw materials primarily consist of materials for volume production.
Work-in-process
primarily consist of vehicles in production which will be transferred into production cost when incurred.
Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.
For the years ended December 31, 2020, 2021 and 2022, write-downs of inventories to net realizable value amounted to RMB92,612, RMB162,433 and RMB220,319, respectively, which were recognized in cost of sales.

7.	Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022
Deductible input value-added tax	484,257	1,359,581
Prepayments	1,300,805	587,289
Deposits	83,939	92,023
Receivables from third party online payment service providers	78,620	38,201
Others	301,062	388,990

Total	2,248,683	2,466,084

Prepayments primarily consist of prepayments for raw materials, marketing and consulting services provided by suppliers.
Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

F-
4
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

8.	Property, Plant and Equipment, Net
Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2021	2022
Construction in process (i)	1,760,259	3,858,358
Machinery and equipment	1,123,512	2,589,709
Buildings (ii)	860,556	2,206,923
Molds and toolings	1,178,385	1,505,876
Vehicles	717,976	867,434
Leasehold improvements	376,219	681,341
Charging infrastructure	262,678	369,994
Computer and electronic equipment	147,273	282,082
Others	93,950	130,864

Sub-total	6,520,808	12,492,581

Less: Accumulated depreciation	(1,002,246)	(1,788,193)
Less: Impairment (iii)	(93,786)	(97,643)

Property, plant and equipment, net	5,424,776	10,606,745

The Group recorded depreciation expenses of RMB302,974, RMB573,247 and RMB915,481 for the years ended December 31, 2020, 2021 and 2022, respectively.

(i)
Construction in progress primarily consists of the construction of Wuhan, Guangzhou and Zhaoqing manufacturing plants and molds, toolings, machinery and equipment relating to the manufacturing of the Group’s vehicles. During the years ended December 31, 2020, 2021 and 2022, the Group capitalized RMB26,351, RMB10,598 and RMB84,998 of gross interest expenses, respectively. Government grants related to capitalized interest expense were accounted for as a reduction of such amounts capitalized in connection with the construction of the manufacturing plants. The benefits of these grants will be reflected through reduced depreciation charges over the useful lives of these assets. Government grants relating to expensed interests are recognized as a liability if received in advance (of the incurrence of the interest expense). Such amounts, when recognized, will reduce the respective interest expenses to which the subsidies relate. In September 2022, the construction of the first phase of Guangzhou manufacturing equipments had been completed and transferred to respective fixed assets.

(ii)
The Group entered into a lease contract with Guangzhou GET New Energy Technology Co., Ltd. (“Guangzhou GET New Energy”) to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the lease asset for the plant was recorded with the amount of
RMB1,001,820
, being the present value of the lease payment and the exercise price of the purchase obligation (Note 17).

(iii)	The accumulated impairment loss was RMB93,786 and RMB97,643 as of December 31, 2021 and 2022, respectively, primarily due to the upgrade of vehicles.

F-
4
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9.	Intangible Assets, Net
Intangible assets, net consisted of the following:

	As of December 31, 2021			As of December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment Amount (iv)	Net Carrying Amount
Finite-lived intangible assets
Software	158,589	(55,052)	103,537	389,409	(120,766)	(26,418)	242,225
License of maintenance and overhauls	2,290	(2,290)	—	2,290	(2,290)	—	—

Total finite-lived intangible assets	160,879	(57,342)	103,537	391,699	(123,056)	(26,418)	242,225

Indefinite-lived intangible assets
Manufacturing license (i)	494,000	—	494,000	494,000	—	—	494,000
Surveying and mapping qualification (i i )	250,000	—	250,000	250,000	—	—	250,000
Others (iii)	31,187	—	31,187	56,747	—	—	56,747

Total indefinite-lived intangible assets	775,187	—	775,187	800,747	—	—	800,747

Total intangible assets	936,066	(57,342)	878,724	1,192,446	(123,056)	(26,418)	1,042,972

The Group recorded amortization expenses of RMB20,169, RMB25,875 and RMB65,714 for the years ended December 31, 2020, 2021 and 2022, respectively.
Total future amortization expenses for finite-lived intangible assets were estimated as follows:

Within 1 year	117,926
Between 1 and 2 years	88,829
Between 2 and 3 years	22,783
Between 3 and 4 years	9,226
Between 4 and 5 years	2,283
Thereafter	1,178

Total	242,225

F-
4
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9.	Intangible Assets, Net (continued)

(i) In March 2020, the Group acquired a 100% equity interest in a company (the “Acquiree”) for a cash consideration of RMB510 million. Shortly thereafter, in June 2020, the Acquiree was sold for RMB16 million in cash. The net consideration of RMB494 million was allocated to the manufacturing license which was the principal asset of the Acquiree and eventually retained by the Group after the sale. This transaction was structured and accounted for as an asset acquisition, where the retained asset constituted substantially the Acquiree’s value and has an indefinite life (under PRC regulations the license does not have a prescribed period for valid use). No impairment was recognized for the license as of December 31, 2021 and 2022.
(ii) Acquisition of the 100% equity interest in Zhipeng Kongjian
On May 20, 2021, Xintu Technology, a VIE of the Group entered into a restructuring agreement to acquire 100% of the equity interests of Zhipeng Kongjian at a cash consideration of RMB250 million during the bankruptcy procedures undertaken by Zhipeng Kongjian. Subsequently, Zhipeng Kongjian became a subsidiary of a VIE of the Group through a series of arrangements made (Note 1(c)). Zhipeng Kongjian is primarily engaged in the operations of land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps and it possesses a surveying and mapping qualification certificate. Upon completion of the acquisition on June 23, 2021, the consideration of RMB250 million was mainly allocated to the surveying and mapping qualification certificate (an intangible asset) since other assets retained by Zhipeng Kongjian was immaterial, and the acquisition was determined to be an asset acquisition for accounting purpose. The useful life of this certificate is assessed as indefinite as it is expected that there is no difficulty for the Group to continually renew the valid period of the qualification under the relevant PRC laws and regulations. No impairment was recognized for the certificate as of December 31, 2021 and 2022.

F-
4
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9.	Intangible Assets, Net (continued)

(iii) As of December 31, 2022, other indefinite-lived intangible assets included license plate amounting to RMB
34,747
and insurance agency qualification amounting to RMB
22,000
. As of December 31, 2021, other indefinite-lived intangible assets included license plate amounting to RMB31,187.
(iv) A full impairment loss of RMB26,418 was recognized for the year ended December 31, 2022, primarily due to the phase out of certain software.

10.	Land Use Rights, Net
Land use rights and related accumulated amortization consisted of the following:

	As of December 31,
	2021	2022
Land use rights	620,065	2,822,757
Less: Accumulated amortization	(24,594)	(74,903)

Total land use rights, net	595,471	2,747,854

For the years ended December 31, 2021 and 2022, the Group acquired land use rights of RMB355,179 and RMB2,202,692, respectively, to build plants and buildings in Zhaoqing and Guangzhou of Guangdong province, and Wuhan of Hubei province, the PRC, for its manufacturing of vehicles and daily operation.
The Group entered into a lease contract with Guangzhou GET New Energy to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the right of use asset for the land was recorded with the amount
o
f RMB389,508
,
being the present value of the lease payment and the exercise price of the purchase obligation (Note 17).
The Group recorded amortization expenses for land use rights of RMB5,323, RMB9,642 and RMB50,309 for the years ended December 31, 2020, 2021 and 2022, respectively.

F-
4
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

11.	Installment Payment Receivables, Net
Installment payment receivables relating to the installment payments for vehicles and batteries from customers consisted of the following:

	As of December 31,
	2021	2022
Current portion of installment payment receivables, net	887,202	1,294,665
Non-current portion of installment payment receivables, net	1,863,492	2,188,643

Total	2,750,694	3,483,308

The Group recognized interest income resulting from installment payment sales of RMB17,115, RMB89,895 and RMB204,765 for the years ended December 31, 2020, 2021 and 2022, respectively.
As of December 31, 2021, an allowance for credit losses of RMB51,131 had been provided for the current portion of installment payment receivables of RMB905,435 and long-term portion of installment payment receivables of RMB1,896,390.
As of December 31, 2022, an allowance for credit losses of RMB88,144 had been provided for the current portion of installment payment receivables of RMB1,328,283 and long-term portion of installment payment receivables of RMB2,243,169.
Payment maturity analysis of installment payment receivables for vehicles and batteries for each of the next five years and a reconciliation of the gross receivables to the present value are as follows:

As of December 31,
2022
Within 1 year	1,511,239
Between 1 and 2 years	1,084,424
Between 2 and 3 years	744,784
Between 3 and 4 years	482,688
Between 4 and 5 years	161,313
Thereafter	5,298

Total receivables of installment payments	3,989,746

Less: Unrealized finance income	(418,294)

Installment payment receivables, gross	3,571,452
Less: Allowance for installment payment receivables	(88,144)

Installment payment receivables, net	3,483,308

F-
4
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12.	Long-term investments
Long-term investments consisted of the following:

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance at December 31, 2020	1,000	—	—	—	1,000
Additions	209,900	—	749,955	—	959,855
Fair value change through earnings	—	—	591,506		591,506
Foreign currency translation	(546)	—	(2,639)	—	(3,185)

Balance at December 31, 2021	210,354	—	1,338,822	—	1,549,176

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance at December 31, 2021	210,354	—	1,338,822	—	1,549,176
Additions	—	191,981	209,451	329,045	730,477
Fair value change through earnings	95,752	(78,282)	7,592		25,062
Share of results of equity method investees (iv)				4,117	4,117
Changes from equity investment to debt investment (iii)	(116,129)	—	116,129	—	—
Disposals (Note 26(5))	—	—	(165,000)	—	(165,000)
Foreign currency translation	1,023	(1,058)	119,137	32,098	151,200

Balance at December 31, 2022	191,000	112,641	1,626,131	365,260	2,295,032

(i) Equity investments without readily determinable fair values
In December 2021, the Group acquired minority common equity interests of a company, engaged in manufacturing of batteries for new energy vehicles for a total cash consideration of RMB190,000. The equity interests in common stock do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment.
(ii) Equity investments with readily determinable fair values
In December 2021, the Group prepaid RMB50,000 as a subscription for a minority equity interest in common shares of a company engaged in research, development, production and sales of semiconductors, which was converted into common shares in January 2022
 (Note 13(iii)).
In October 2022, the Group paid HKD156,982 (equivalent to RMB141,981 as of the injection date) to acquire a minority equity interest in common shares of a company engaged in research, development, production and sales of batteries for new energy vehicles.
The minority equity interests in common shares have readily determinable fair values because the investees are listed companies and the Group does not have the ability to exercise significant influence over these investments. Accordingly, the Group accounted for them at fair value based on the quoted prices in active markets.

F-
50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12.	Long-term investments (continued)

(iii) Debt investments
Investment in HT Flying Car Inc. (“Huitian”)
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
In October 2021, the Group further invested US$90,000, equivalent to RMB574,146 as of the injection date, into Huitian during Huitian’s A round of fund raising. Among this investment, US$70,000 was in form of preferred shares (“Huitian’s Series A preferred shares”) and US$20,000 was in form of a convertible bond. Concurrently, Huitian’s Series Angel preferred shares previously acquired by the Group in January 2021 were modified to align with the terms of the newly invested Huitian’s Series A preferred shares. The Group concluded that both Huitian’s Series Angel and Series A preferred shares investment are debt securities since Huitian’s Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group.
In anticipation of the change in accounting model applicable to Huitian’s Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Huitian’s Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Huitian’s Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of RMB591,506 between the carrying value and the fair value of Huitian’s Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Huitian’s Series Angel preferred shares from equity securities to debt securities upon the modification. The modified Huitian’s Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings. In addition, the convertible bond (acquired in October 2021) held by the Group in Huitian was also accounted for under the fair value option model.

F-5
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12.	Long-term investments (continued)

(iii) Debt investments (continued)

Investment in Dogotix Inc. (“Dogotix”)
Dogotix is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research and development of robots with human-robot interaction function. In April 2021, the Group acquired minority preferred equity interests of Dogotix (“Dogotix’s Series Angel preferred shares”), a related party of the Group, for a total cash consideration of RMB19,900 during Dogotix’s Angel round of fund raising. The equity interests were not considered to be in-substance
common stock as the preferred stock has substantive liquidation preference over the investee’s common stock. The investment is considered as equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment.
In October 2021, the Group acquired Dogotix’s convertible bonds in the amount of US$6,440 (equivalent to RMB41,258 as of the injection date) and elected to account for this investment at fair value option model.
In July 2022, the Group further invested US$14,000 (equivalent to RMB94,451 as of the injection date) into Dogotix’s preferred shares during its A round of fund raising (“Dogotix’s Series A preferred shares”). Concurrently, Dogotix’s Series Angel preferred shares previously acquired by the Group in 2021 were modified to align with the terms of the newly invested Dogotix’s Series A preferred shares. The Group concluded that both Dogotix’s Series Angel and Series A preferred shares investment are debt securities since Dogotix’s Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group. In addition, the convertible bond (acquired in October 2021) held by the Group in Dogotix was converted into Series A preferred shares in
July
2022 and accounted
for
as debt investments under the fair value option model.
In anticipation of the change in accounting model applicable to Dogotix’s Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Dogotix’s Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Dogotix’s Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of RMB95,752 between the carrying value and the fair value of Dogotix’s Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Dogotix’s Series Angel preferred shares amounting to RMB116,129 from equity securities to debt securities upon the modification. The modified Dogotix’s Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings.
Other principal debt investments
In December 2021, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of LiDAR for a total cash consideration of RMB100,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB100,000 to a related party in April 2022 (Note 26(5)).
In January 2022, the Group acquired minority preferred equity interests of a company engaged in research, development , production and sales of semiconductors for a total cash consideration of RMB65,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB65,000 to a related party in October 2022 (Note 26(5))
In April 2022
,
 the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of batteries for new energy vehicles for a total cash consideration of RMB50,000.
The preferred shares held by the Group in connection with above each investment are debt securities as they become redeemable merely by the passage of time and are redeemable at the option of the Group as a holder. Accordingly, the Group elected to account for these investments under the fair value option model.

F-5
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12.	Long-term investments (continued)

(iv) Equity Method Investments
In March 2022, the Company and other third party investors jointly set up an offshore investment fund (“Fund”), named Rockets Capital L.P, for the purpose of making investments in companies and businesses engaging in high technology sectors. The Company subscribed for a commitment of US$150,000 and invested consideration of US$51,874 (equivalent to RMB329,045 as of the injection date) into the Fund and currently holds a 60.7% financial interests in the Fund as a limited partner while the other 39.3% financial interests are held by other third party investors as of December 31, 2022.
Based on the Company’s assessment under ASC
810-10-15-14,
the investment fund (a limited partnership) is considered to be a VIE for accounting purposes. The Company is not considered the primary beneficiary of the investment due to the fact that the Company does not possess the power to direct activities of the Fund that would mostly impact its economics performance. As a result, the Company accounts for its 60.7% financial interest
s
 in the Fund using the equity method of accounting pursuant to ASC
323-30
considering that the Company has significant influence over the operating and investing activities of the Fund.

13.	Other Non-current Assets
Other
non-current
assets consisted of the following:

	As of December 31,
	2021	2022
Long-term deposits (i)	128,791	151,914
Prepayments for purchase of property and equipment	20,888	47,258
Prepayment for purchase of land use rights (ii)	1,507,170	—
Prepayments for subscription of equity securities (iii)	50,000	—
Others	23,637	2,099

Total	1,730,486	201,271

(i) Long-term deposits primarily consist of deposits for offices and retail and service centers whose lease expiration dates are not within one year.
(ii) As of December 31,

2021, prepayment for purchase of land use rights represents the cash considerations paid to acquire the land use rights for the construction of certain buildings. Subsequently, the balance was transferred and recorded as a land use right asset after the relevant legal certificate was obtained in January 2022.
(iii) In December 2021, the Group prepaid RMB50,000 to subscribe certain common shares of a company engaged in research, development, production and sales of semiconductors, which was subsequently converted into common shares in January 2022 (Note 12(ii)).

F-5
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

14.	Accruals and Other Liabilities
Accruals and other liabilities consisted of the following:

	As of December 31,
	2021	2022
Payables for purchase of property, plant and equipment	843,732	1,624,432
Payables for R&D expenses	939,488	1,023,344
Employee compensation payable s	810,730	729,806
Payables for marketing events	679,120	483,059
Accrued expenses	364,647	417,396
Deposits from third parties	241,468	386,412
Warranty provisions	105,068	216,260
Advance from customers	208,281	113,730
Tax payable s	73,755	51,147
Interest payables	54,191	39,082
Refundable deposit from customers	18,752	26,806
Debt from a third party investor (i)	106,596	—
Derivative liabilities (Note 5)	48,605	—
Others	316,674	472,355

Total	4,811,107	5,583,829

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
Pursuant to the investment agreement, Industrial Fund and Shenzhen Antuo do not have substantive participating rights in Kunpeng Kechuang LLP nor they are able to transfer their interests in Kunpeng Kechuang LLP to other third party. In addition, at any time within three years, the Group is entitled to, upon its request or is obligated to, or upon Industrial Fund’s request, purchase from Industrial Fund all of its interests in Kunpeng Kechuang LLP at its investment amount paid plus interest calculated at the current annual interest rate of the
3-year
Treasury Bond in the PRC. Upon the exit of Industrial Fund, Kunpeng Kechuang LLP will be dissolved and Shenzhen Antuo will be entitled to its investment amount paid amounting to RMB10. Based on such arrangements, the Group consolidated Kunpeng Kechuang LLP. The investments by Industrial Fund and Shenzhen Antuo was accounted for as a liability because liability classification is required when the Group enters into a purchased call and written put with the third party investor, and the put and call have the same fixed exercise price and exercise date.
The interest payable for the investment by Industrial Fund calculated at the current annual interest rate of the
3-year
Treasury Bond in the PRC amounted to RMB8,586 as of December 31, 2021. In September 2022, the Group repaid the principal amounting to RMB98,000 and related interest amounting to RMB9,516, and then Industrial Fund exited.

F-5
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

15.	Borrowings
Borrowings consisted of the following:

	As of December 31,
	2021	2022
Current
Short-term borrowings:
Bank loans (i)	—	2,419,210

Long-term borrowings, current portion:
Bank loans (ii)	—	124,500
Asset-backed securities (iii)	—	637,359

Total current borrowings	—	3,181,069

Non-Current
Long-term borrowings:
Bank loans (ii)	1,575,106	4,328,880
Other loans (ii)	100,000	100,000
Asset-backed securities (iii)	—	184,177

Total non-current borrowings	1,675,106	4,613,057

Total borrowings	1,675,106	7,794,126

(i) Short-term bank loans
As of December 31, 2021, the Group had no short-term borrowings. As of December 31, 2022, the Group had short-term borrowings from banks in the PRC of RMB2,419,210 in aggregate. The effective interest rate of these borrowings was 3.53% per annum.
(ii) Long-term bank and other loans
In 2019, the Group entered into long-term loan agreements with a bank in the PRC of total principals of RMB150,000, subject to a fixed interest rate of 4.99% per annum, and with a maturity date from January 22, 2020 to November 20, 2022. As of December 31, 2021, the loan was fully repaid in advance.
In May 2017, Zhaoqing XPeng obtained a facility, specified for financing the expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600,000 from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB800,000 out of the RMB1,600,000 borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalent to RMB800,000 was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of December 31, 2021 and 2022, the effective interest rate of the RMB800,000 loans from Zhaoqing High-tech Zone and the RMB800,000 bank loans was 4.90% and 4.98% per annum, respectively. For the remaining RMB800,000 loans from Zhaoqing High-tech Zone, RMB200,000 will mature on January 31, 2027 and RMB600,000 will mature on January 31, 2028. In 2021, the principal amount of RMB700,000 from Zhaoqing High-tech Zone had been repaid before the original due date. And the remain in
g loans would be repaid according to the repayment schedule.
Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. For the years ended December 31, 2020, 2021 and 2022, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant or to reduce the related interest expenses as incurred, if any.
As a result, the balance of the loans due to Zhaoqing High-tech Zone amounted to RMB100,000 as of December 31, 2021 and 2022. And the bank loa
ns amounted to RMB792,000 and RMB784,000 as of December 31, 2021 and 2022, respectively. As of December 31, 2022, the principal amount of RMB8,000 of the bank loans will be due within one year and was classified to ”Long-term borrowings, current portion”.

5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

15.	Borrowings (continued)

(ii) Long-term bank and other loans (continued)

In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd. obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1,120,000 from a bank in the PRC. As of December 31, 2021 and 2022, RMB408,446 and RMB797,980 had been drawn from the bank with an effective interest rate of 5.42% and 5.30% per annum, respectively. For the years ended December 31, 2021 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government, if any.
In September 2021, Wuhan Xiaopeng obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to RMB3,000,000 from a syndicate of banks in the PRC. As of December 31, 2021 and 2022, RMB374,660 and RMB1,706,400 had been drawn from the banks with an effective interest rate of 4.65% and 4.35% per annum, respectively. For the years ended December 31, 2021 and 2022, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any.
In September 2022, Zhaoqing XPeng and Zhaoqing Xiaopeng New Energy obtained facilities, specified for financing the expenditures of operations, from a bank in the PRC. As of December 31, 2022, RMB768,000 and RMB397,000 had been drawn from the bank with effective interest rates of 3.35% and 3.35% per annum, respectively, among which RMB76,800 and RMB39,700 will be due within one year and were classified to ”Long-term borrowings, current portion”.
Certain of the Group’s banking facilities are subject to the fulfillment of certain financial covenants, including the current ratio and liabilities to assets ratio tests, which are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2021 and 2022, none of the covenants relating to drawn down facilities had been breached. Certain long-term bank loans are collateralized by a pledge of certain buildings and land use rights in the PRC with carrying values of RMB887,687 and RMB846,854 as of December 31, 2021 and 2022, respectively.
(iii) Asset-backed securities (“ABS”)
In February and November 2022, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the “transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities are repaid as collections on the underlying collateralized assets occur and the amounts are included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of December 31, 2022, the balance of current and non-current
portion of ABS were RMB637,359 and RMB184,177, respectively.
The carrying value of the borrowings approximates its fair value as of December 31, 2021 and 2022, respectively. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

F-
5
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16.	Other Non-Current Liabilities
Other
non-current
liabilities consisted of the following:

	As of December 31,
	2021	2022

Debt from third party investors (i)	1,708,062	1,763,062
Government grants	174,005	318,242
Warranty provisions (ii)	266,072	424,802

Total	2,148,139	2,506,106

(i) The debt from third party investors consisted of the following three financing arrangements.

1)	Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. (“Guangzhou GET Investment”)
In December 2020, Chengxing and Guangzhou Xiaopeng Automotive Investment Co., Ltd. (“Guangzhou Xiaopeng Investment”), subsidiaries of the Group, entered into a partnership agreement with Guangzhou GET Investment to set up a limited liability partnership entity (the “Kunpeng Chuangye LLP”) whose operating period is designed for 9 years since the date of the registration of its business license. Chengxing, Guangzhou Xiaopeng Investment and Guangzhou GET Investment subscribed for RMB200,000, RMB10 and RMB160,000 paid in capital in Kunpeng Chuangye LLP in return for 55.5540%, 0.0028% and 44.4432% of the equity interests, respectively. The consideration of RMB160 million was paid by Guangzhou GET Investment to Kunpeng Chuangye LLP in January 2021. Pursuant to the investment agreement, Guangzhou GET Investment does not have substantive participating rights in Kunpeng Chuangye LLP nor it is able to transfer their interest in Kunpeng Chuangye LLP to other third party. During the
9-year
operating period of Kunpeng Chuangye LLP, Guangzhou GET Investment is only entitled to interest calculated at an interest rate of 4% per annum based on its investment amount RMB160,000 in Kunpeng Chuangye LLP. Upon liquidation, if any, at any time within 9 years or at the due date of the
9-year
operating period, Guangzhou GET Investment will be entitled to and only entitled to its investment amount amounting to RMB160,000. If Kunpeng Chuangye LLP failed to pay the investment amount RMB160,000 or the interest calculated at an interest rate of 4% per annum to Guangzhou GET Investment, Chengxing, also guaranteed by Xiaopeng Technology, will be liable for the unpaid amounts. Based on these arrangements, the Group consolidates Kunpeng Chuangye LLP via its subsidiaries Chengxing and Guangzhou Xiaopeng Investment. The investment held by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period given the risks and rewards of owning 44.4432% of equity interests in Kunpeng Chuangye LLP have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to the Group via Kunpeng Chuangye LLP.
The interest payable for the investment by Guangzhou GET Investment was calculated at an interest rate of 4% per annum and it amounted to RMB6,233 and RMB6,233 as of December 31, 2021 and 2022, respectively. The interest of RMB6,400 was repaid to Guangzhou GET Investment by the Group before the original due date during the year ended December 31, 2022.

F-
5
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16.	Other Non-Current Liabilities (continued)

(i)	The debt from third party investors consisted of the following three financing arrangements (continued):

2)	Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) (“Guangdong Utrust”)
Pursuant to the share purchase agreement, dated March 12, 2021, signed among Chengxing, Chengxing’s shareholders (i.e. Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd., both of which are wholly owned subsidiaries of the Company) and Guangdong Utrust, Guangdong Utrust subscribed for common stock newly issued by Chengxing at a consideration of RMB500 million. Immediately after the share subscription, Guangdong Utrust began to hold 0.3067% of equity interest in Chengxing. The consideration of RMB500 million was paid by Guangdong Utrust on March 16, 2021 (“Initial Capital Injection Date of Guangdong Utrust”). Pursuant to the terms of the investment agreement, conditional upon any entity affiliated with Chengxing being granted a public offering approval by any stock exchange (“Relevant Listing Approval”) within 3 years after the Initial Capital Injection Date of Guangdong Utrust, Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could choose to use any part of the relevant funds, subject to the consent of Guangdong Xiaopeng Motors Technology Co., Ltd., to participate in the international placing tranche of such public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangdong Utrust. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangdong Utrust, i.e. RMB500 million and an interest at a rate of 6% or 3% per annum which may apply to the entire RMB500 million, or a portion thereof, pursuant to the terms of the share purchase agreement. Upon the third anniversary of the Initial Capital Injection Date of Guangdong Utrust, if Guangdong Utrust, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such public offering arrangement or no relevant entity has obtained the Relevant Listing Approval, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangdong Utrust to sell, or Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase, the common stock in Chengxing held by Guangdong Utrust at a price of RMB500 million plus interest calculated at an interest rate of 3% per annum. In addition, pursuant to the terms of the arrangement, Guangdong Utrust does not have substantive participating rights in Chengxing. The investment by Guangdong Utrust is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 0.3067% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangdong Utrust is providing financing to Chengxing.
On June 11, 2021, Guangdong Utrust notified Chengxing that it irrevocably undertakes not to exercise the rights under the share purchase agreement to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it in connection with the proposed listing of the Company on the Stock Exchange.
The interest payable for the investment by Guangdong Utrust was calculated at an interest rate of 3% per annum and it amounted to RMB11,856 and RMB26,856 as of December 31, 2021 and 2022, respectively.

F-
5
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16.	Other Non-Current Liabilities (continued)

(i)	The debt from third party investors consisted of the following three financing arrangements (continued):

3)	Financing in an amount of RMB1,000 million from Guangzhou GET Investment
Pursuant to the share purchase agreement, dated March 30, 2021, signed among Chengxing, Chengxing’s shareholders and Guangzhou GET Investment, Guangzhou GET Investment subscribed for common stock newly issued by Chengxing at a consideration of RMB1,000 million. Immediately after the share subscription, Guangzhou GET Investment began to hold 1.0640% of equity interest in Chengxing. The consideration of RMB1,000 million was paid by Guangzhou GET Investment on March 31, 2021 (“Initial Capital Injection Date of Guangzhou GET Investment”). Pursuant to the terms of the agreement, conditional upon the disclosure of any plan of any potential onshore listing by any entity affiliated with Chengxing on any stock exchange in the PRC within 5 years after the Initial Capital Injection Date of Guangzhou GET Investment, Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could use the relevant funds to participate in such potential onshore public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangzhou GET Investment. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangzhou GET Investment, i.e. RMB1,000 million and an interest at a rate of 4% or 6% per annum pursuant to the terms of the share purchase agreement. Upon the fifth anniversary of the Initial Capital Injection Date of Guangzhou GET Investment, if Guangzhou GET Investment, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such potential onshore listing in the PRC, or such relevant entity cannot successfully become listed in the PRC, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangzhou GET Investment to sell, or Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase, the common stock in Chengxing held by Guangzhou GET Investment at a price of RMB1,000 million plus interest calculated at the rate of 4% per annum. In addition, pursuant to the terms of the arrangement, Guangzhou GET Investment does not have substantive participating rights in Chengxing. The investment by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 1.0640% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to Chengxing.
The interest payable for the investment by Guangzhou GET Investment was calculated at an interest rate of 4% per annum and it amounted to RMB29,973 and RMB69,973 as of December 31, 2021 and 2022, respectively.
(ii) Movement of accrued warranty is as following:

	For the Year Ended December 31,
	2020	2021	2022

Accrued warranty - beginning of year	34,597	111,351	371,140
Warranty costs incurred	(925)	(32,352)	(61,551)
Provision for warranty	77,679	292,141	331,473

Accrued warranty - end of year	111,351	371,140	641,062
Less: Current portion of warranty	(31,594)	(105,068)	(216,260)

Non-current portion of warranty	79,757	266,072	424,802

F-
5
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17.	Leases
As a lessee
The Group has entered into various operating lease agreements for certain land use rights, offices, retail and service centers, warehouses for finished goods, parking areas for charging infrastructure, and factories for R&D activities which are substantially located in PRC. In 2022, the Group also entered into a finance lease agreement for the Guangzhou manufacturing plant. The Group determines if an arrangement is a lease, or contains a lease, at inception and records the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.
The Group’s leases, where the Group is the lessee, may include options to extend the lease term and options to terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise such options.
The Group entered into a cooperation agreement and supplementary agreements (collectively “Guangzhou Cooperation Agreements”) in September 2020 and June 2021 for the establishment of the Group’s Guangzhou manufacturing plant with Guangzhou GET Investment and Guangzhou GET New Energy. Pursuant to Guangzhou Cooperation Agreement, the Group intends to construct a new Smart EV manufacturing base which houses a broad range of functions, including research and development, manufacturing, vehicle testing and sales.
The Group entered into a lease contract with Guangzhou GET New Energy to lease the plant and underlying land use right of Guangzhou manufacturing plant with an annual lease payment of
RMB57,900 from
July 2022
to June 2029, and further obtained an obligation to purchase the plant and underlying land use right at the construction cost of RMB1,300,000 at the end of lease term. Further construction cost amounting to RMB183,555 will be paid subsequently according to the payment schedule. The lease payment made before the lease commencement date was RMB60,443. The initial direct cost made and the incentive received on or before the lease commencement date were immaterial.
The lease of the land use right or a purchased land use right can only be classified as an operating lease under U.S. GAAP. As the Group has an obligation to purchase the plant at cost and the assets are designed for the use of the Group, so the obligation is reasonably certain to be exercised, and accordingly, the lease of the plant was classified as a finance lease and recognized as property, plant and equipment of the Group. Therefore, on the lease commencement date, the land use right and property, plant and equipment for the plants amounted
RMB389,508 and RMB1,001,820, respectively, being the present value of the lease payment and the exercise price of the purchase obligation.

F-
60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17.	Leases (continued)

As a lessee (continued)

The balances for the leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,
Operating lease	2021	2022
Land use rights, net	—	393,561
Right-of-use assets, net	1,561,175	1,954,618

Total operating lease assets	1,561,175	2,348,179

Operating lease liabilities - current	373,488	490,811
Operating lease liabilities - non current	1,189,754	1,854,576

Total operating lease liabilities	1,563,242	2,345,387

	As of December 31,
Finance lease	2021	2022
Property, plant and equipment, at cost	—	1,001,820
Accumulated depreciation	—	(25,046)

Property, plant and equipment, net	—	976,774

Finance lease liabilities - current	—	128,279
Finance lease liabilities - non current	—	797,743

Total finance lease liabilities	—	926,022

F-
6
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17.	Leases (continued)

As a lessee (continued)

The components of lease expense are as follows within the consolidated statements of comprehensive loss:

	For the Year Ended December 31,
	2020	2021	2022
Operating lease expense:
Operating lease expense	125,867	340,744	595,032
Short-term lease expense	30,201	102,901	265,800

Total operating lease expenses	156,068	443,645	860,832

Finance lease expense:
Amortization expense	—	—	25,046
Interest expense	—	—	22,846

Total finance lease expenses	—	—	47,892

Total lease expenses	156,068	443,645	908,724

Short-term leases primarily consist of the parking areas and pop-up
stores leases with a term of 12 months or less.
Amortization expense of finance lease, operating lease expense and short-term lease expense are recognized as cost of sales, selling, general and administrative expenses and research and development expenses.
Interest expense on finance lease liabilities is recognized over the lease term as “Interest expenses”.
Other information related to operating leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2020	2021	2022
Weighted-average remaining lease term
Operating leases	4.0 years	5.3 years	5.1 years
Finance leases	—	—	6.6 years
Land use rights	—	—	49.5 years
Weighted-average discount rate
Operating leases	4.43%	4.71%	4.78%
Finance leases	—	—	4.90%
Land use rights	—	—	4.90%
Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

F-
6
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17.	Leases (continued)

As a lessee (continued)

Supplemental cash flow information related to leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2020	2021	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	132,440	289,456	486,260
Operating cash outflows from finance leases (interest payments)	—	—	22,846
Financing cash outflows from finance leases	—	—	15,355
Leased assets obtained in exchange for operating lease liabilities	130,560	1,329,021	1,162,151
Leased assets obtained in exchange for finance lease liabilities	—	—	1,001,820
As of December 31, 2022, the maturities of the Group’s lease liabilities (excluding short-term leases) are as follows:

	As of December 31,
	2022
	Finance Lease	Operating Lease
Within 1 year	184,626	593,383
Between 1 and 2 years	59,371	425,187
Between 2 and 3 years	31,767	322,100
Between 3 and 4 years	31,767	291,060
Between 4 and 5 years	34,835	210,323
Thereafter	857,722	930,901

Total minimum lease payments	1,200,088	2,772,954
Less: Interest	(274,066)	(427,567)

Present value of lease obligations	926,022	2,345,387
Less: Current portion	(128,279)	(490,811)

Non - current portion of lease obligations	797,743	1,854,576

F-
6
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18.	Revenues
Revenues by source consisted of the following:

	For the Year Ended December 31,
	2020	2021	2022
Vehicle sales	5,546,754	20,041,955	24,839,637
Services and others	297,567	946,176	2,015,482

Total	5,844,321	20,988,131	26,855,119

19.	Deferred Revenue
The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,
	2020	2021	2022
Deferred revenue - beginning of year	85,498	308,384	897,288
Additions	5,297,728	19,339,153	24,344,226
Recognition	(5,074,842)	(18,750,249)	(24,158,265)

Deferred revenue - end of year	308,384	897,288	1,083,249
Less: Deferred revenue, current portion	(163,617)	(418,227)	(389,243)

Deferred revenue, non-current portion	144,767	479,061	694,006

Deferred revenue represents the transaction price allocated to the performance obligations that are not yet satisfied, which primarily arises from the undelivered vehicles, charging piles, free battery charging within 4 years or 100,000 kilometers, the extended lifetime warranty, option between household charging pile and charging card, services of lifetime free battery charging in XPeng-branded charging station, lifetime warranty of battery as well as vehicle internet connection services, with unrecognized deferred revenue balance of RMB308,384, RMB897,288 and RMB1,083,249 as of December 31, 2020, 2021 and 2022, respectively.
The Group expects that 36% of the transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of December 31, 2022 will be recognized as revenue during the period from January 1, 2023 to December 31, 2023. The remaining 64% will be substantially recognized during the period from January 1, 2024 to December 31, 2032.

20.	Manufacturing in Collaboration with Haima Auto
On March 31, 2017, the Group entered into a contract arrangement with Haima Auto for the manufacture of vehicles. The agreement was expired on December 31, 2021, and such agreements were renewable by mutual consent. Pursuant to the arrangement, starting from 2018, Haima Auto provides an annual production capacity of 50,000 units, for the manufacturing of G3. While Haima is in charge of the day-to-day
operations of the plant, the Group retains effective control over the supply chain, the manufacturing process, testing and quality control. For each vehicle produced, the Group will incur manufacturing cost on a per-vehicle
basis monthly. The Group did not have any compensation or fees for Haima Auto other than the aforementioned manufacturing cost.
In consideration of commercial development needs, the Group and Haima came to a mutual consent that the former agreement would not be renewed and signed a transitional agreement in August 2021 for the termination of the manufacturing of vehicles in Haima plant and the corresponding relocation arrangements. As a result of the transitional and relocation agreement, relocation and disposal costs were incurred and borne by the Group, of which RMB132,856 was recognized as other operating expenses for the year ended December 31, 2021. The relocation and disposal costs of RMB96,031 were or will be incurred in the form of cash, while the remaining amounts were non-cash.
For the years ended December 31, 2021 and 2022, RMB43,755 and nil were paid in cash, respectively.

F-
6
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

21.	Convertible Redeemable Preferred Shares
The following table summarizes the issuances of convertible redeemable Preferred Shares with proceeds of the Group:

Series	Issuance Date	Shares Issued after Share Spilt	Issue Price per Share	Net Proceeds from Issuance
			RMB	RMB’000
A	June 9, 2017	27,567,750	6.08	168,000
A	November 27, 2017	50,540,875	6.08	308,000
A1	January 5, 2018	67,802,375	6.80	460,000
A2	January 5, 2018	11,671,400	8.56	100,000
B	March 26, 2018	160,481,700	13.72	2,200,000
B1	August 1, 2018	133,272,750	21.76	2,900,000
B2	August 1, 2018	38,163,575	25.04	955,000
C	December 2, 2019	79,590,650	26.48	2,107,860
C	April 10, 2020	26,137,425	27.00	693,123
C	May 11, 2020	795,907	27.00	21,231
C	May 26, 2020	318,363	27.00	8,555
C	July 22, 2020, July 24, 2020, July 29, 2020, August 6, 2020	207,588,515	30.00	6,271,720
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

F-
6
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

21.	Convertible Redeemable Preferred Shares (continued)

Redemption feature (continued)

Issuance of Series C, Series B1 and B2 and Series B Preferred Shares (continued)

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

F-
6
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

21.	Convertible Redeemable Preferred Shares (continued)

Liquidation preferences
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

F-
6
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

21.	Convertible Redeemable Preferred Shares (continued)

The Company’s Preferred Shares activities for the year ended December 31, 2020, before their conversion into ordinary shares of the Company, are
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

Upon the completion of the Company’s IPO on NYSE in August 2020, all the outstanding Preferred Shares were converted into Ordinary Shares.
No mezzanine equity was recognized as of December 31, 2021 and 2022.

F
-
6
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
On August 6, 2020, 9,695,210 Class A Ordinary Shares at par value of US$0.00001 per share was issued to XPeng Fortune Holding Limited. On the same day, 14,850,560 of Class A ordinary shares at par value of US$0.00001 per share was issued to Quack Holding Limited for the vested of RSU
s
.
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
XPeng Inc. and XPeng Fortune Holding Limited transferred 40,569,304 Class A treasury shares to employees for the vested RSUs for the year ended December 31, 2021.
The Company completed its Global Offering, including the Hong Kong Public Offering and the International Offering, on July 7, 2021. In connection with the Global Offering, 97,083,300 new Class A ordinary shares of the Group were issued and allotted at the offer price of HKD165 per Class A ordinary share. All Class B ordinary shares held by an executive director of the Company and all Class C ordinary shares were converted into Class A ordinary shares on a one-on-one
basis upon the completion of the Global Offering.

F-
6
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

22.	Ordinary Shares (continued)

Upon the completion of the extraordinary general meeting held on December 8, 2021, the Company authorized 9,250,000,000 Class A ordinary shares and 750,000,000 Class B ordinary shares of par value US$0.00001.
As of December 31, 2021, 1,302,911,192 Class A ordinary shares had been issued, 1,291,039,502 Class A ordinary shares outstanding, 409,846,136 Class B ordinary shares had been issued and outstanding.
The Group issued 12,644,728 Class A ordinary shares for the year ended December 31, 2022, out of which, 2,030,152 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 10,614,576 Class A ordinary shares are treasury shares held by XPeng Inc.
XPeng Inc. and XPeng Fortune Holding Limited transferred 17,567,096 Class A treasury shares to employees and independent directors for the vested RSUs for the year ended December 31, 2022.
61,137,879 Class B ordinary shares held by an executive director of the Company were converted into Class A ordinary shares on a one-on-one
basis upon his resignation took effect.
As of December 31, 2022, 1,376,693,799 Class A ordinary shares had been issued, 1,371,774,629 Class A ordinary shares outstanding, 348,708,257 Class B ordinary shares had been issued and outstanding.

23.	Share-based Compensation

(a)	Share options
Since 2015, the Group has granted share options to certain directors, executive officers and employees. The options granted are exercisable only upon the completion of an IPO or change in control. One share option represents a right to purchase one Class A ordinary share of the Group with exercise price of RMB0.0004.
The share options include both service condition and performance condition. For performance condition, employees are required to provide continued services through the satisfaction of the occurrence of change of control or an IPO (“Liquidity Event”) to retain the award since no share option would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. For service condition, there are three types of vesting schedule, which are: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for four years thereafter; (ii) 40% of the share options shall become vested on the grant date and 15% of the share options become vested on each anniversary of the vesting commencement date for four years thereafter; (iii) 85% of the share options shall become vested on the grant date and 3.75% of the share options become vested on each anniversary of the vesting commencement date for four years thereafter.
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
Share options granted are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense being recognized
.

F-
70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Share-based Compensation (continued)

(a)	Share options (continued)

Activities of the Group’s share options during the year ended December 31, 2020 were as follows:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
		RMB	In Years
Outstanding as of December 31, 2019	91,138,700	0.0004	4.98
Granted	3,788,750	0.0004
Forfeited	(2,273,720)
Replacement	(92,653,730)

Outstanding as of December 31, 2020	—		—
In June 2020, the Group agreed with the participants to cancel the existing stock options granted during the period between 2015 and the first quarter of 2020 along with a concurrent grant of a replacement RSUs (“Replacement”).
After the Replacement, all share options granted during the period between 2015 and the first quarter of 2020 were replaced by 75,010,330 RSUs and 17,643,400 restricted shares. Therefore, no share options were outstanding as of December 31, 2021 and 2022.
No share-based compensation expenses were recognized for share options during the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, there were no unrecognized share-based compensation expenses in relation to the share options granted to the Group’s employees.
The fair value of each share options granted was estimated on the date of each grant using the binomial option-pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended December 31,
2020
Expected term (years) (i)	7
Exercise price (RMB)	0.0004
Fair value of the ordinary shares on the date of option grant (RMB)	8.36 ~ 8.53
Risk-free interest rate (ii)	3.10% ~ 3.31%
Expected dividend yield (iii)	0.00%
Expected volatility (iv)	33.35% ~ 33.56%
Notes:

(i)	Expected term is the contract life of the options.
(ii)	The risk-free interest rate of periods within the contractual life of the share option based on the market yield of US Treasury Curve adjusted with the China country risk premium.
(iii)	The dividend yield was estimated by the Company based on its expected dividend policy over the contractual term of the options.
(iv)
The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the contractual term of the options.

F-
7
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Share-based Compensation (continued)

(b)	Restricted share units and restricted shares upon and subsequent to the Replacement
On June 28, 2020, the board of directors of the Company approved the 2019 Equity Incentive Plan (“2019 Plan”) with 161,462,100 Class A ordinary shares reserved. Options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted under the 2019 Plan.
After the Replacement mentioned in Note 23(a), all share options granted during the period between 2015 and the first quarter of 2020 were replaced by 75,010,330 RSUs and 17,643,400 restricted shares.
The Replacement did not change the classification and vesting condition of Share-based Awards as equity instruments. No additional share-based compensation expenses were recognized as there was no incremental fair value change immediately before and after the Replacement. Therefore, the replacement awards should be accounted for in the same way as its original awards.
Additional RSUs were granted to the employees in 2020. One RSU represents a right relating to one
C
lass A ordinary share of the Group with a par value of US$0.00001 per share.
The RSUs primarily include both service and performance conditions. For service condition, vesting schedules include: (i) vesting schedules mentioned in Note 23(a); (ii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. In addition to the services condition, employees are also required to provide continued service through the satisfaction of the occurrence of Liquidity Event that occurs within seven or ten years after the vesting commencement date. If no Liquidity Event occurs prior to the seventh or tenth anniversary of the vesting commencement date, all RSUs, even those for which the service condition has been satisfied, shall be forfeited.
The Group granted RSUs in 2020 with only performance condition and the RSUs would be vested upon the occurrence of the Liquidity Event. The Group also granted RSUs in 2020 with no conditions and the RSUs would be vested upon grant. Therefore, the share-based expenses related to such RSUs with no conditions were recognized immediately on the grant date.
The RSUs granted prior to the completion of the IPO are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period.
Subsequent to the completion of the IPO, RSUs with only service condition to employees under 2019 Plan would be vested on a straight-line basis over the requisite service period.

F-
7
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Share-based Compensation (continued)

(b)	Restricted share units and restricted shares upon and subsequent to the Replacement (continued)

Activities of the Group’s RSUs for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2019	—	—
Replacement	75,010,330	4.87
Granted	39,313,515	27.70
Vested	(63,314,483)	11.66
Forfeited	(2,721,228)	11.05

Outstanding as of December 31, 2020	48,288,134	14.20

Expected to vest as of December 31, 2020	44,425,083

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2020	48,288,134	14.20
Granted	7,086,500	132.02
Vested	(18,577,032)	11.51
Forfeited	(2,937,374)	43.23

Outstanding as of December 31, 2021	33,860,228	38.75

Expected to vest as of December 31, 2021	30,900,145

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2021	33,860,228	38.75
Granted (i)	28,010,128	68.29
Vested	(19,564,802)	37.27
Forfeited	(6,309,648)	81.29

Outstanding as of December 31, 2022 (i)	35,995,906	59.72

Expected to vest as of December 31, 2022 (i)	33,116,233

F-
7
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23.	Share-based Compensation (continued)

(b)	Restricted share units and restricted shares upon and subsequent to the Replacement (continued)

Activities of the Group’s restricted share for the year ended December 31, 2020 were as follow:

	Number of restricted shares	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2019	—	—
Replacement	17,643,400	2.51
Vested	(17,643,400)	2.51

Outstanding as of December 31, 2020	—

Share-based compensation expenses amo
u
nting to RMB996,417, RMB379,948 and RMB710,486 were recognized for RSUs and restricted shares upon and subsequent to the Replacement for the years ended December 31,

2020, 2021 and 2022, respectively. As of December 31, 2022, there was RMB1,499,587 of unrecognized compensation expense relating to the RSUs and restricted shares upon and subsequent to the Replacement. Excluding the 2022 Award mentioned below, the expense is expected to be recognized over a weighted average period of 1.85 years.
For the years ended December 31, 2020, 2021 and 2022, nil, nil and 21,994 RSUs with no condition were granted to the Company’s independent directors and the RSUs were vested upon granted, respectively.

(i)	2022 Performance Based Award
In
November

2022, the board of directors of the Company granted 8.02 million RSUs to certain employees (“2022 Award”) under 2019 Plan. The 2022 Award consists of five vesting tranches with both service and performance conditions. Such employees are required to provide continued services through the achi
e
vement of the performance conditions which
are
different for each vesting tranche. The Group will recognize the compensation cost when the performance conditions become probable of achievement. As of December 31, 2022, there was RMB178,907 of unrecognized compensation expenses relating to 2022 Award as it was not considered probable of achievement. For the year ended December 31, 2022, no share-based compensation expense related to this grant was recognized.

F-
7
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
United States
The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2020, 2021 and 2022 is 27.98%, which is a blended state and federal rate.
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
Xiaopeng Technology applied for the HNTE qualification and received approval in December 2022. Xiaopeng Technology is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.
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
Shanghai Xiaopeng applied for the HNTE qualification and received approval in December 2022. Shanghai Xiaopeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.
Under the EIT Law enacted by the National People’s Congress of the PRC, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident
enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where t he
Company was incorporated, does not have a tax treaty with the PRC.

F-
7
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
According to relevant policies promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 75% or 100% of qualified R&D expenses incurred in determining its tax assessable profits for that year (“Super Deduction”). The additional deduction of 100% or 75% of qualified R&D expenses can only be claimed directly in the annual EIT filling and subject to the approval from the relevant tax authorities.
Composition of income tax expenses for the periods presented is as follows:

	For the Year Ended December 31,
	2020	2021	2022
Current income tax expenses	1,223	25,990	24,731
Deferred income tax expenses	—	—	—

Income tax expenses	1,223	25,990	24,731

F-
7
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Taxation (continued)

(a)	Income taxes (continued)

Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses of the years presented are as follows:

	For the Year Ended December 31,
	2020	2021	2022
Loss before income tax expenses and share of results of equity method investees	(2,730,762)	(4,837,106)	(9,118,358)
Income tax credit computed at the PRC statutory income tax rate of 25% (i)	(682,691)	(1,209,277)	(2,279,590)
Effect of preferential tax rate (ii)	111,756	254,061	202,968
Tax-free income	—	(25,000)	(14,000)
Effect of change in tax rate	13,920	33,454	16,554
Effect of different tax rate of different jurisdictions	(393,384)	(323,601)	322,514
Effect of additional deduction for qualified R&D expenses	(156,713)	(217,395)	(515,288)
Non-deductible expenses	234,328	163,980	92,906
Changes in valuation allowance	874,007	1,349,768	2,198,667

Income tax expenses	1,223	25,990	24,731

(i)	The PRC statutory income tax rate is used because the majority of the Group’s operations are based in the PRC.
(ii)	The effect of preferential tax rate resulted in a deduction of the income tax credit computed at the PRC statutory income tax rate of 25%.

(b)	Deferred tax
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

	As of December 31,
	2020	2021	2022
Deferred tax assets:
Net operating loss carry-forwards	2,036,152	3,051,082	5,026,589
Government grants	43,145	41,565	72,674
Impairment of long-lived assets	21,802	12,239	17,372
Inventory reserve	11,233	7,221	55,397
Accruals and others	102,619	452,612	591,354
Valuation allowance	(2,214,951)	(3,564,719)	(5,763,386)

Total deferred tax assets, net	—	—	—

F-
7
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24.	Taxation (continued)

(b)	Deferred tax (continued)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	For the Year Ended December 31,
	2020	2021	2022
Valuation allowance
Balance at beginning of the year	1,340,944	2,214,951	3,564,719
Additions	889,877	1,511,434	2,221,222
Loss utilized	(1,950)	(128,212)	(6,001)
Effect of change in tax rate	(13,920)	(33,454)	(16,554)

Balance at end of the year	2,214,951	3,564,719	5,763,386

For the years ended December 31, 2020, 2021 and 2022, with the growth of its business performance, some subsidiaries of the Group are generating profits and utilized tax losses brought forward from prior years.
The Group has tax losses arising in Mainland China of RMB24,246,281 that will expire in one to ten years for deduction against future taxable profits.

Loss expiring in 2023	88,608
Loss expiring in 2024	597,527
Loss expiring in 2025	1,647,336
Loss expiring in 2026	3,298,601
Loss expiring in 2027	5,935,040
Loss expiring in 2028	1,638,741
Loss expiring in 2029	4,400,603
Loss expiring in 2030	1,406,957
Loss expiring in 2031	2,137,147
Loss expiring in 2032	3,095,721

Total	24,246,281

The Group has tax losses arising in Hong Kong and Others of RMB912,347 that will not expire for deduction against future taxable profit.

Hong Kong	593,943
Others	318,404

Total	912,347

Uncertain Tax Positions
The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and it also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2022. In general, the PRC tax authorities mandate a period of up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2018 through 2022 remain subject to the review to be performed by the relevant PRC tax authorities.

F-
7
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25.	Loss Per Share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the Year Ended December 31,
	2020	2021	2022
Numerator:
Net loss	(2,731,985)	(4,863,096)	(9,138,972)
Accretion on Preferred Shares to redemption value	(2,157,744)	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,889,729)	(4,863,096)	(9,138,972)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	754,270,914	1,642,906,400	1,712,533,564

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(6.48)	(2.96)	(5.34)

For the years ended December 31, 2020, 2021 and 2022, the Company had potential ordinary shares, including non-vested
RSUs granted. As the Group incurred losses for the years ended December 31, 2020, 2021 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested
RSUs excluded from the calculation of diluted net loss per share of the Company were 20,841,866, 44,422,384 and 39,259,022 as of December 31, 2020, 2021 and 2022, respectively.

F-
7
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26.	Related parties
The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Xiaopeng He	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Mr. Hongdi Brian Gu	Honorary Vice Chairman of the Board and President
Mr. Tao He (4)	Senior Vice President
HT Flying Car Inc.	A Company Significantly Influenced by the Principal Shareholder
HT Flying Car (Hong Kong) Limited	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Huitian Aerospace Technology Co., Ltd. (“Guangzhou Huitian”) (1)	A Company Significantly Influenced by the Principal Shareholder
Guangdong Huitian Aerospace Technology Co., Ltd. (“Guangdong Huitian”) (1)	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Zhongpeng Investment and Development Co., Ltd.	A Company Controlled by the Principal Shareholder
Rockets Capital L.P. (2)	A Partnership Significantly Influenced by the Company
Dogotix (3)	A Company Significantly Influenced by the Principal Shareholder
Dogotix (HongKong) Limited	A Company Significantly Influenced by the Principal Shareholder
Shenzhen Pengxing Smart Co., Ltd (“Shenzhen Pengxing”) (3)	A Company Significantly Influenced by the Principal Shareholder
Shenzhen Pengxing Smart Research Co., Ltd. (“Shenzhen Pengxing Research”) (3)	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Xuetao (4)	A Company Jointly Controlled by the Senior Vice President

(1)
Since January 2021, Guangzhou Huitian and Guangdong Huitian were controlled by the principal shareholder. In October 2021, upon the completion of Huitian’s A round of fund raising, Guangzhou Huitian and Guangdong Huitian became significantly influenced by the principal shareholder.

(2)
As of December 31, 2022, the principal shareholder and the President are the shareholders of the General Partner of Rockets Captial L.P. and the President is entitled to appoint one of three directors of the General Partner. The Group, together with its related parties, can exercise significant influence over Rockets Capital L.P(Note 12(iv)).

(3)
Since April 2021, Dogotix, Shenzhen Pengxing and Shenzhen Pengxing Research were controlled by the principal shareholder. In July 2022, upon the completion of Dogotix’s A round of fund raising, Dogotix, Shenzhen Pengxing and Shenzhen Pengxing Research became significantly influenced by the principal shareholder.

(4)
Mr. Tao He joined the Company as senior vice president in January 2015 and was appointed as director in March 2020. In July 2021, he resigned from the directorship with effect from the Global Offering. Since June 2022, he established and jointly controlled Guangzhou Xuetao with 50% equity interests.

F-
80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26.	Related parties (continued)

(5)	Major transactions with related parties:

(i)	Non-trade in nature
For the year ended December 31, 2020, the loans from a principal shareholder amounted to RMB1,063,434 and was repaid as of December 31, 2020 (2021 and 2022: nil). The interest expenses on the loans from a principal shareholder was RMB5,922 (2021 and 2022: nil).
For the year ended December 31, 2022, the debt investments of RMB165,000 were disposed to a partnership significantly influenced by the Company (Note(12)(iii)).
For the year ended December 31, 2022, the interest expenses on the payable due to a company jointly controlled by the senior vice president was RMB1,021.

(ii)	Trade in nature
For the years ended December 31, 2020, 2021 and 2022, the rental expenses to a company controlled by the principal shareholder amounted to RMB10,150, RMB10,150 and nil, respectively.
For the years ended December 31, 2020, 2021 and 2022, the operation support service provided to companies controlled by the principal shareholder amounted to nil, RMB36,857 and RMB31,293, respectively.
For the years ended December 31, 2020, 2021 and 2022, the operation support service provided to companies significantly influenced by the principal shareholder amounted to nil, RMB2,300 and RMB20,210, respectively.
For the year ended December 31, 2020, the purchase of fixed assets and the rental income from a company controlled by the principal shareholder amounted to RMB999 and RMB166, respectively. For the year ended December 31, 2021, the purchase of fixed assets, the purchase of services, the rental income and the sales income from the companies controlled by the principal shareholder amounted to RMB698, RMB101, RMB862 and RMB140, respectively. For the year ended December 31, 2022, the purchase of fixed assets, the purchase of service and the rental income from the companies controlled by the principal shareholder amounted to nil, nil and RMB55, respectively.
For the year ended December 31, 2021, the purchase of fixed assets, the purchase of services, the rental income from the companies significantly influenced by the principal shareholder amounted to RMB2,793, RMB54 and RMB40, respectively. For the year ended December 31, 2022, the purchase of fixed assets, the purchase of services, the rental income and the sales income from the companies significantly influenced by the principal shareholder amounted to RMB3,752, RMB663, RMB534 and RMB2,167, respectively.

F-
8
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26.	Related parties (continued)

(6)	Amounts due from related parties:
As of December 31, 2021, amounts due from related parties represents: (i) the receivables for operation support service amounting to RMB15,804 to the companies controlled by the pricipal shareholder, and (ii) the receivables for operation support service and the prepayment for fixed assets amounting to RMB15,403 and RMB1,578, respectively, to the companies significantly influenced by the principal shareholder.
As of December 31, 2022, amounts due from related parties represents the receivables for operation support service and sales of goods amounting to RMB44,755 and RMB 2,369
, respectively, to the companies significantly influenced by the principal shareholder.

(7)	Amounts due to related parties:
As of December 31, 2021, amounts due to related parties represents: (i) the payables for rental expenses amounting to RMB22,126 to a company controlled by the principal shareholder, and (ii) the payables for assets purchased amounting to RMB2,793 to a company significantly influenced by the principal shareholder.
As of December 31, 2022, amounts due to related parties represents: (i) the payables for assets purchased amounting to RMB978 to the companies significantly influenced by the principal shareholder, and (ii) the payable due to a company jointly controlled by the senior vice president amount ing
to RMB28,470, and (iii) the payable for
i
nvestment amounting to RMB61,663 to a partnership significantly influenced by the Company, which was subsequently paid
i
n January 2023.

(8)	As of December 31, 2022, there was an investment commitment of RMB658,160 to a partnership significantly influenced by the Company (Note 27(a)).

27.	Commitments and Contingencies

(a)	Capital commitments
Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2021	2022
Property, plant and equipment	1,241,759	1,721,666
Investments	20,000	658,160

Total	1,261,759	2,379,826

(b)	Purchase commitments
Purchase expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2021	2022
Purchase commitments on purchase of raw materials	5,312,557	2,046,326

F-
8
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
The restricted portion was RMB41,040,036 and RMB59,145,690
as of December 31, 2021 and 2022, respectively. Therefore in accordance with Rules
4-08
(e) (3) of Regulation
S-X,
the condensed parent company only financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 are disclosed in Note 29.

F-
8
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

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
The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with notes to consolidated financial statements of the Company.
As of December 31, 2022, except for the investment commitment disclosed in Note 27(a), the Company did not have significant capital and other commitments, or guarantees.
Condensed Balance Sheets

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	4,453,841	951,656
Restricted cash	57,253	—
Short-term deposits	14,457,154	12,145,309
Prepayments and other current assets	4,980	36,541

Total current assets	18,973,228	13,133,506

Non-current assets
Investments in subsidiaries and VIEs	22,269,421	21,997,908
Long-term deposits	955,907	1,416,782
Long-term investments	—	431,028

Total non-current assets	23,225,328	23,845,718

Total assets	42,198,556	36,979,224

LIABILITIES
Current liabilities
Amounts due to a related party	—	61,663
Accruals and other liabilities	51,978	6,896

Total current liabilities	51,978	68,559

Total liabilities	51,978	68,559

F-
8
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29.	Company Financial Statements (Parent Company Only) (continued)

Condensed Balance Sheets (continued)

	As of December 31,
	2021	2022
	RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares	87	92
Class B Ordinary shares	25	21
Additional paid-in capital	59,980,534	60,691,019
Statutory reserves	6,047	6,425
Accumulated deficit	(16,191,566)	(25,330,916)
Accumulated other comprehensive (loss) income	(1,648,549)	1,544,024

Total shareholders’ equity	42,146,578	36,910,665

Total liabilities and shareholders’ equity	42,198,556	36,979,224

F-
8
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29.	Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Comprehensive Loss

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating expenses
Selling, general and administrative expenses	(13,430)	(8,966)	(22,896)

Total operating expenses	(13,430)	(8,966)	(22,896)

Loss from operations	(13,430)	(8,966)	(22,896)
Interest income	43,001	208,463	314,668
Interest expense	(5,935)	—	—
Equity in loss of subsidiaries and VIEs	(4,487,049)	(5,696,578)	(7,074,057)
Other non-operating income, net	—	84,620	35,867
Exchange gain (loss) from foreign currency transactions	369,403	470,103	(2,380,873)
Fair value loss on long-term investments	—	—	(75,155)
Fair value gain on derivative assets or derivative liabilities	1,362,025	79,262	59,357

Loss before income tax expenses and share of results of equity method investees	(2,731,985)	(4,863,096)	(9,143,089)

Income tax expenses	—	—	—
Share of results of equity method investees	—	—	4,117

Net loss	(2,731,985)	(4,863,096)	(9,138,972)

Accretion on Preferred Shares to redemption value	(2,157,744)	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,889,729)	(4,863,096)	(9,138,972)

Net loss	(2,731,985)	(4,863,096)	(9,138,972)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax	(724,433)	(918,168)	3,192,573

Total comprehensive loss attributable to XPeng Inc.	(3,456,418)	(5,781,264)	(5,946,399)

Accretion on Preferred Shares to redemption value	(2,157,744)	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(5,614,162)	(5,781,264)	(5,946,399)

F
-
8
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29.	Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash flows from operating activities	23,636	232,625	175,195

Cash flows from investing activities
(Placement) maturities of term deposits	(979,897)	(14,607,257)	3,099,780
Investment in equity investees	(7,825,007)	(19,015,285)	(6,934,426)
Cash paid for long-term investments	—	—	(409,363)
Maturities of derivative assets or derivative liabilities	—	233,050	10,752

Net cash used in investing activities	(8,804,904)	(33,389,492)	(4,233,257)

Cash flows from financing activities
Proceeds from issuance of Preferred Shares	6,561,323	—	—
Proceeds from IPO, net of issuance cost	11,410,386	—	—
Proceeds from FO, net of issuance cost	15,988,903	—	—
Proceeds from Global Offering, net of issuance cost	—	13,146,811	—
Payments of listing expenses	—	(36,924)	(1,830)

Net cash provided by (used in) financing activities	33,960,612	13,109,887	(1,830)

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(573,604)	(316,835)	500,454
Net increase (decrease) in cash, cash equivalents and restricted cash	24,605,740	(20,363,815)	(3,559,438)
Cash, cash equivalents and restricted cash at beginning of the year	269,169	24,874,909	4,511,094

Cash, cash equivalents and restricted cash at end of the year	24,874,909	4,511,094	951,656

(i) Basis of presentation
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

F-
8
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amount in thousands, except for share and per share data, unless otherwise stated)

30.	Subsequent events
The Group has performed an evaluation of subsequent events through the date of this report, which is the date the consolidated financial statements were issued, with no material events or transactions needing recognition or disclosure found.

F-
8
8