Form 20-F
period 2023-12-31
XPENG INC.
filed 2024-04-17
CIK 1810997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from ________to_________
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two Class A ordinary shares	XPEV	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange

*	Not for trading on the New York Stock Exchange, but only in connection with the listing on the New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,536,728,823 Class A ordinary shares were outstanding as of December 31, 2023
348,708,257 Class B ordinary shares were outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes
  ☐ No
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

-i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Except where the context otherwise requires, references in this annual report to:

•	“ADAS” are to advanced driver assistance systems, which are designed to assist drivers in driving and parking functions;

•	“ADSs” are to American depositary shares, each of which represents two Class A ordinary shares;

•

“affiliate shareholders of the Group VIEs” are to (i) the individual shareholders of the Group VIEs, (ii) Kuntu Technology, which is ultimately beneficially owned by Mr. Heng Xia and Mr. Tao He and holds all of equity interest in Xintu Technology; (iii) Guangzhou Xuetao; and (iv) the individual shareholders of Guangzhou Xuetao, being Mr. Yeqing Zheng. For avoidance of doubt, affiliate shareholders of the Group VIEs do not include (i) Xiaopeng Technology, which is our subsidiary and holds 50% of equity interest in Zhipeng IoV, or (ii) Xiaopeng Chuxing, which is our subsidiary and holds 50% of equity interest in Yidian Chuxing;

•	“App” are to computer program designed to run on smartphones and other mobile services;

•	“BIS” are to the Bureau of Industry and Security of the U.S. Department of Commerce;

•	“Chengxing Zhidong” are to Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd. (广州橙行智动汽车科技有限公司);

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

•	“DiDi” are to DiDi Global Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands and its subsidiaries;

•

“DiDi Share Purchase Agreement” are to the Share Purchase Agreement dated August 27, 2023 among the Company, DiDi and Da Vinci Auto Co. Limited in relation to the Company’s acquisition of the entire issued share capital of Xiaoju Smart Auto Co. Limited, in consideration of the Company’s newly issued Class A ordinary shares;

•

“DiDi Strategic Cooperation Agreement” are to the Strategic Cooperation Agreement dated August 27, 2023 between the Company and DiDi for the cooperation on, among others, the research and development of an A-class automobile vehicle;

•	“Dogotix” are to Dogotix Inc., a company incorporated in the Cayman Islands with limited liability;

•	“E/E architecture” or “EEA” are to electrical/electronic architecture;

•	“EV” or “electric vehicle” are to the battery electric vehicle used for the carriage of passengers;

•	“GIIA” are to Guangdong Intelligent Insurance Agency Co., Ltd. (广东智选保险代理有限公司, formerly known as Qingdao Miaobao Insurance Agent Co., Ltd.(青岛妙保保险代理有限公司));

•	“the Group” are to XPeng Inc., the Group VIEs and their respective subsidiaries;

•	“Group VIEs” are to (i) Zhipeng IoV, (ii) Yidian Chuxing, (iii) Xintu Technology and (iv) GIIA. Each of Zhipeng IoV, Yidian Chuxing, Xintu Technology and GIIA is a “Group VIE”;

•	“Guangzhou Xuetao” are to Guangzhou Xuetao Enterprise Management Co., Ltd. (广州雪涛企业管理有限公司);

•	“HD” are to high definition;

•	“HFCA Act” are to the Holding Foreign Companies Accountable Act;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“ICE” are to internal combustion engine;

•

“individual shareholders of the Group VIEs” are to (i) Mr. Heng Xia, who holds 40% of equity interest in Zhipeng IoV and 10% of equity interest in Yidian Chuxing, (ii) Mr. Tao He, who holds 10% of equity interest in Zhipeng IoV, and (iii) Mr. Xiaopeng He, who holds 40% of equity interest in Yidian Chuxing;

•	“Kuntu Technology” are to Guangzhou Kuntu Technology Co., Ltd. (广州鲲图科技有限公司);

•	“LIDAR” are to light detection and ranging;

•	“mid- to high-end segment” are to the segment in China’s passenger vehicle market with prices ranging from RMB150,000 to RMB400,000, not including any government subsidy;

•	“MIIT” are to the Ministry of Industry and Information Technology of the PRC;

•	“MOF” are to the Ministry of Finance of the PRC;

•	“MOST” are to the Ministry of Science and Technology of the PRC;

•	“MPV” are to multi-purpose vehicle;

•	“NEDC” are to New European Driving Cycle, which is designed to assess the emission levels of car engines and fuel economy in passenger vehicles;

•	“NEV” are to new energy passenger vehicles, comprising of battery electrics vehicles, plug-in hybrid electric vehicles (including extended-range electric vehicles) and fuel cell electric vehicles;

•	“OEM” are to automotive original equipment manufacturer;

•

“ordinary shares” are to our Class A ordinary shares, US$0.00001 par value per share and Class B ordinary shares, US$0.00001 par value per share; each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 10 votes;

•	“OTA” are to Over-The-Air technology;

•	“PCAOB” are to the U.S. Public Company Accounting Oversight Board;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“SAFE” are to State Administration of Foreign Exchange of the PRC;

•	“Smart EV” are to electric vehicles with a rich array of connectivity, advanced driver assistance systems and smart technology features;

•

“Subsidiaries” are to an entity controlled by XPeng Inc. and consolidated with XPeng Inc.’s results of operations due to XPeng Inc.’s equity interest in such entity, instead of contractual arrangements; for avoidance of doubt, the Group VIEs are not subsidiaries of XPeng Inc.;

•	“SUV” are to sport utility vehicle;

•	“Taobao China” are to Taobao China Holding Limited, a limited liability company incorporated under the laws of Hong Kong;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“Volkswagen China” are to Volkswagen (China) Investment Co., Ltd. (大众汽车（中国）投资有限公司), a company incorporated under the laws of the PRC;

•

“Volkswagen Group” are to Volkswagen AG, a company incorporated under the laws of Germany with limited liability, the shares of which are listed on Frankfurt Stock Exchange in Germany and all of its subsidiaries (including Volkswagen China and Volkswagen Nominee);

•	“Volkswagen Investment” are to the investment by Volkswagen Group pursuant to the VW Share Purchase Agreement;

•	“Volkswagen Nominee” are to Volkswagen Finance Luxemburg S.A., a company incorporated under the laws of Luxembourg;

•

“VW Share Purchase Agreement” are to the Share Purchase Agreement dated July 26, 2023 among the Company, Volkswagen China and Volkswagen Nominee, pursuant to which Volkswagen China (or Volkswagen Nominee) agreed to subscribe 4.99% of the total issued and outstanding ordinary shares of the Company (with a cap of 94,666,666 Class A ordinary shares) upon the completion of the Volkswagen Investment;

•

“VW Technical Framework Agreement” are to the Technical Framework Agreement dated July 26, 2023 and entered into between Xiaopeng Motors and Volkswagen China in respect of the strategic technical collaboration between the Company and the Volkswagen Group;

•	“Xiaopeng Chuxing” are to Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd. (广州小鹏智慧出行科技有限公司);

•	“Xiaopeng Motors” are to Guangdong Xiaopeng Motors Technology Co., Ltd. (广东小鹏汽车科技有限公司);

•	“Xiaopeng Motors Sales” are to Xiaopeng Motors Sales Co., Ltd. (小鹏汽车销售有限公司);

•	“Xiaopeng Technology” are to Guangzhou Xiaopeng Motors Technology Co., Ltd. (广州小鹏汽车科技有限公司);

•	“Xintu Technology” are to Guangzhou Xintu Technology Co., Ltd. (广州欣图科技有限公司);

•	“XNGP” are to XPENG Navigation Guided Pilot, which is our full-scenario ADAS solution offering advanced driver assistance;

•	“XOS Tianji” are to our next-generation smart in-car operating system;

•	“XPENG,” “we,” “us,” “our company” and “our” are to XPeng Inc. and/or its subsidiaries, as the context requires;

•	“XPower” are to our 800V electric drive system;

•	“Yidian Chuxing” are to Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd. (广州易点智慧出行科技有限公司);

•	“Zhaoqing Kunpeng” are to Zhaoqing Kunpeng Motor Technology Co., Ltd. (肇庆市鲲鹏动力有限公司);

•	“Zhaoqing Xiaopeng New Energy” are to Zhaoqing Xiaopeng New Energy Investment Co., Ltd. (肇庆小鹏新能源投资有限公司);

•	“Zhipeng IoV” are to Guangzhou Zhipeng IoV Technology Co., Ltd. (广州智鹏车联网科技有限公司);

•	“Zhipeng Kongjian” are to Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. (江苏智鹏空间信息技术有限公司, formerly known as Jiangsu Zhitu Technology Co., Ltd. (江苏智途科技股份有限公司)); and

•	“2019 Equity Incentive Plan” are to the equity incentive plan of our company approved and adopted in June 2020, as amended and restated in August 2020 and June 2021.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	the trends in, and size of, China’s EV market;

•	our expectations regarding demand for, and market acceptance of, our products and services;

•	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

•	competition for, among other things, capital, technology and skilled personnel, in our industry;

•	the impact of pandemic on our business, results of operations and financial condition;

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and

•	general economic and business conditions.

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

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Corporate Structure

The following diagram illustrates our corporate structure as of March 31, 2024. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

XPeng Inc.
(Cayman)(1)
Equity interest
Contractual arrangements
XPeng Limited
(BVI)
XPeng Ai Limited
(BVI)
XPeng Dogotix Holdings Limited
(BVI)
Xiaoju Smart Auto Co. Limited
(Cayman)
XMotors Limited
(HK)
XPeng (Hong Kong) Limited
(HK)
XMotors. AI, Inc.
(U.S.)
XSense. AI, Inc.
(U.S.)
Dogotix (Hong Kong) Limited
(HK)(8)
Xiaoju Smart Auto (HK) Co. Limited
(HK)
Outside PRC
Inside PRC
25%
Guangdong Xiaopeng Motors Technology Co., Ltd
Guangzhou Xiaopeng Automotive Financial Leasing Co., Ltd.
Guangdong Pengxing Intelligent Co., Ltd.
Shanghai Jusheng Technology Co., Ltd.
~98.5%
75%
Subsidiaries of Guangdong Pengxing Intelligent Co., Ltd.(9)
Beijing Xiaoju Intelligent Automobile Technology Co., Ltd.
Affiliated fund
~100%
Chengxing Zhidong
~0.1%
Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd.
Guangzhou Xiaopeng Autonomous Driving Technology Co., Ltd.
Wholly-owned or otherwise controlled
~97.94%
Wholly-owned or otherwise controlled
~2.06%
Xiaopeng Technology
Other subsidiaries of Chengxing Zhidong(2)
Xiaopeng Motor Sales
Xiaopeng Chuxing
Other subsidiaries of Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd(3)
50%
Zhipeng IoV(4)
GIIA(7)
50%
Yidian Chuxing(5)
Xintu Technology(6)

(1)	Investors in our Class A ordinary shares and ADSs are purchasing equity interest in XPeng Inc.
(2)

Includes (i) 139 subsidiaries that are wholly-owned by Chengxing Zhidong, (ii) six subsidiaries and three limited partnerships of which a majority equity interest is held by Chengxing Zhidong, and (iii) Zhaoqing Xiaopeng New Energy, of which 100% equity interest was held by Chengxing Zhidong as of December 31, 2023. Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and providing after-sales services. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

(3)

Includes (i) eight subsidiaries that are wholly-owned by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and (ii) two subsidiaries, of which 73.8% and 75% equity interest, respectively, is held by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and its subsidiaries are primarily involved in providing value-added services.

(4)	50% of equity interest in Zhipeng IoV is held by us, and Mr. Heng Xia and Mr. Tao He, our co-founders, hold 40% and 10% of equity interest in Zhipeng IoV, respectively.
(5)

50% of equity interest in Yidian Chuxing is held by us, and Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, and Mr. Heng Xia hold 40% and 10% of equity interest in Yidian Chuxing, respectively.

(6)

Xintu Technology is wholly owned by Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Mr. Heng Xia and Mr. Tao He hold 80% and 20% equity interest, respectively.

(7)	GIIA is wholly owned by Guangzhou Xuetao, and Mr. Yeqing Zheng, our joint company secretary, holds 100% equity interest in Guangzhou Xuetao.
(8)	Wholly held by XPeng Dogotix Holdings Limited through intermediary holding entities.
(9)

Includes three subsidiaries wholly owned by Guangdong Pengxing Intelligent Co., Ltd.: Shenzhen Pengxing Intelligent Co., Ltd., Shenzhen Pengxing Intelligent Research Co., Ltd., Shenzhen Pengxing Intelligent Technology Innovation Co., Ltd. Guangdong Pengxing Intelligent Co., Ltd. and its subsidiaries are primarily involved in research and development of robots with human-robot interaction functions.

Contractual Arrangements with the Group VIEs and Their Shareholders

XPeng Inc. is a Cayman Islands holding company, and the Group’s operations are primarily conducted through its subsidiaries in China. XPeng Inc. controls these subsidiaries through Xiaopeng Motors, which is in turn wholly owned by XPeng Inc.’s Hong Kong subsidiary, XPeng (Hong Kong) Limited. The Group also conducts certain non-core and non-essential operations through contractual arrangements with the Group VIEs. Holders of our ADSs and Class A ordinary shares do not hold direct shareholding in any operating entities that are Group VIEs or their subsidiaries, but instead hold equity interest in XPeng Inc. As used in this annual report, “XPENG,” “we,” “us,” “our company” or “our” refers to XPeng Inc. and/or its subsidiaries, and “the Group” refers to XPeng Inc., the Group VIEs and their respective subsidiaries.

Under the PRC laws and regulations, (i) the provision of value-added telecommunication service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through Zhipeng IoV, which is primarily engaged in the business of development and the operation of an Internet of Vehicles (IoV) network involving the XPENG App, and Yidian Chuxing, which is primarily engaged in the business of provision of online-hailing services through online platform including the Youpeng Chuxing App; (ii) the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements, and therefore, we operate such business in China through Xintu Technology and its subsidiary, Zhipeng Kongjian, which is primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps and is in the process of renewing the Surveying and Mapping Qualification Certificate (after the Surveying and Mapping Qualification Certificate is renewed, we plan to develop mapping and navigation solutions that will improve customers’ driving experience; and (iii) the provision of insurance agency service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through GIIA, which is primarily engaged in the business of providing insurance agency services. As such, the VIE structure provides investors with foreign investment access to China-based operating companies where the PRC laws and regulations either restrict or prohibit direct foreign investment in such companies. Investors may never hold equity interests in such Chinese operating companies.

We have entered into a series of contractual arrangements with each of Zhipeng IoV, Yidian Chuxing, Xintu Technology and GIIA, each a Group VIE, and its respective affiliate shareholders, including (i) power of attorney agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over such Group VIEs; (ii) exclusive service agreements, which allow us to receive substantially all of the economic benefits from such Group VIEs; and (iii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into such Group VIEs when and to the extent permitted by PRC law. For details of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Shareholders.” As a result of these contractual arrangements, we maintain a controlling financial interest as the primary beneficiary of the Group VIEs for accounting purposes (as defined in US GAAP, ASC 810). We have consolidated their financial results in our consolidated financial statements without owning a majority equity interest in Zhipeng IoV or Yidian Chuxing or any equity interest in Xintu Technology or GIIA. The Group VIEs do not have a material contribution to the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company.

The contractual arrangements with the Group VIEs and the respective affiliate shareholders of the Group VIEs may not be as effective as direct ownership in providing us with control over the Group VIEs and involve unique risks to investors. If any of the Group VIEs or the respective affiliate shareholders of the Group VIEs fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements in reliance on legal remedies under the PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. Our contractual arrangements have not been tested in the PRC courts. Furthermore, the Chinese regulatory authorities could disallow the VIE structure, and we may not be able to continue to obtain, hold, renew or maintain certain required permits or approvals. If we are unable to assert our control over the assets of the Group VIEs, we may experience disruptions to our business or be unable to continue to consolidate the financial results of the Group VIEs in our financial statements, which may result in a material change in our operations and/or decline in the value of our Class A ordinary shares and ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”

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

Furthermore, the PRC authorities have recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Internet Security and Privacy Protection”. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. On November 16, 2023 and December 11, 2023, we have submitted the filings with the CSRC with respect to our placement of Class A ordinary shares to DiDi and Volkswagen Group, respectively. For details of these transactions, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.” However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” and “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

PRC Permissions and Approvals

As of the date of this annual report, we have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, and Zhaoqing Xiaopeng New Energy, as well as our Smart EVs (the P5, the P7, the G9, the G6 and the X9), has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which represented the governmental approval required for Zhaoqing Xiaopeng New Energy to be a qualified manufacturer for the manufacturing and sales of our Smart EVs. Given the uncertainties regarding interpretation, implementation and enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”

Holding Foreign Companies Accountable Act

The HFCA Act, may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act provides if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for two consecutive years, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. In the event of such determination by the SEC, the NYSE would delist our ADSs. In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our independent auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a SEC-identified issuer under the HFCA Act after we filed the annual report on Form 20-F for the year ended December 31, 2022 and we do not expect to be identified as a SEC-identified issuer under the HFCA Act after we file this annual report on Form 20-F for the year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a SEC-identified issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risks Factors—Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

Restrictions on Transfer of Funds

XPeng Inc. is a holding company with no material operations of its own. We conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, the Group VIEs. As a result, although other means are available for us to obtain financing at the holding company level, XPeng Inc.’s ability to pay dividends, if any, to the shareholders and ADSs investors and to service any debt we may incur will depend upon dividends paid by our PRC subsidiaries and service fees paid by the Group VIEs. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to XPeng Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to us. In particular, under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. In addition, the PRC Enterprise Income Tax Law and its implementing rules impose a withholding income tax as much as 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, unless such tax is reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprise is a tax resident. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future.

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

Since inception, we have not declared or paid any dividends on our ordinary shares or ADSs. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” None of our subsidiaries nor any Group VIE has declared any dividends or made distributions to its shareholder for each of the years presented in this annual report. The service fees charged between the Group VIEs and other entities within the Group were immaterial for each of the years presented in this annual report.

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

•	We may be subject to risks associated with ADAS technologies.

•	We may not be able to expand our physical sales network cost-efficiently, and our franchise model is subject to a number of risks.

•	Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

•	We depend on revenues generated from a limited number of Smart EV models.

•	Our customers may cancel their orders despite their deposit payment and online confirmation.

•	The shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.

•	We have incurred significant losses and had recorded negative cash flows from operating activities in the past, all of which may continue in the future.

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

•	We have entered into collaborations, and may establish or seek collaborations, and we may not timely realize the benefits of such arrangements.

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

Risks Relating to Doing Business in China

•

Changes and developments in the political, economic and social policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. The Chinese government may intervene or influence the Group’s operations if we fail to comply with applicable PRC laws, regulations or regulatory requirements, and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in the Group’s operations and the value of our Class A ordinary shares and ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares and ADSs to investors and cause the value of such securities to significantly decline or be worthless.

•

For instance, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures impose filing requirements on both “direct” and “indirect” overseas offering or listing of PRC domestic companies. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we shall apply for approval or filing for our initial public offering in the U.S. in August 2020, our follow-on public offering completed in December 2020 or our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021. However, since the PRC authorities have promulgated new laws and regulations recently to further regulate securities offerings that are conducted overseas, in connection with our future overseas securities offering or listing, we may be required to fulfill filing, reporting procedures or other administrative procedures with the CSRC or other PRC government authorities. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions.

•	Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

•

The audit report included in this annual report is prepared by an auditor located in a jurisdiction which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

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

•	Certain PRC regulations establish procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

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

We began operations in 2015 and have a limited operating history. We have limited history in most aspects of our business operations, including designing, testing, manufacturing, marketing and selling our Smart EVs, as well as offering our services. We started production of our first mass-produced Smart EV, the G3, a compact SUV, in November 2018. We have constructed a manufacturing plant in Zhaoqing, Guangdong province, and the plant is the first manufacturing facility owned by us. We have also constructed a manufacturing plant in Guangzhou, Guangdong province, and started manufacturing Smart EVs at this plant in December 2022. We started production of our second mass-produced Smart EV, the P7, a sports sedan, at the Zhaoqing plant in May 2020. We unveiled the P5, our third Smart EV and a family sedan, in April 2021, and started delivery in September 2021. Furthermore, we introduced the G3i, which is the mid-cycle facelift version of the G3, in July 2021, and started delivery in August 2021. In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022. In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month. In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023. In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month.

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

We have experienced significant growth in the past several years. Our revenues increased from RMB20,988.1 million in 2021 to RMB26,855.1 million in 2022, and further to RMB30,676.1 million in 2023, and the number of Smart EVs delivered by us increased from 98,155 units in 2021 to 120,757 units in 2022 and further to 141,601 units in 2023. We plan to further grow our business by, among other things, investing in technology, expanding our product portfolio, strengthening our brand recognition, expanding our sales and marketing network and service offerings. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.

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

We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, energy efficiency, sales and marketing capabilities, distribution network, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. There can be no assurance that we will be able to compete successfully. Our competitors may introduce new vehicles or services that surpass the quality or performance of our Smart EVs or services, which would adversely affect our competitive position in the market. They may also offer vehicles or services at more competitive prices, which would have an adverse impact on our sales and profitability. We have witnessed increasing price competition in the Smart EV industry in recent years, which imposed downward pressure on the sale prices of our products and our gross margin. For instance, since January 2024, certain of our competitors have announced price cuts or discounts to their products and we have also announced price discounts to certain of our vehicle models. However, we cannot assure you that we will be able to compete successfully in price against our competitors, nor can we assure you that the competitive pressures we face currently will not decrease our revenue and profits in the future. In addition, we may compete with state-owned enterprises or companies that have received investments or other forms of support from state-owned enterprises or other government entities, and such competitors may therefore possess more resources than us. If products from our competitors successfully compete with or surpass the quality or performance of our vehicles at more competitive prices, our profitability and results of operations may be materially and adversely affected.

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

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as ADAS, intelligent operating system, powertrain and E/E architecture. We have been investing heavily on our research and development efforts. In 2021, 2022 and 2023, our research and development expenses amounted to RMB4,114.3 million, RMB5,214.8 million and RMB5,276.6 million, respectively. Our research and development expenses accounted for 19.6%, 19.4% and 17.2% of our total revenues for 2021, 2022 and 2023, respectively. The EV industry is experiencing rapid technological changes, and we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. For example, we believe ADAS is a key factor that differentiates our Smart EVs from competing products, and we have dedicated significant research and development efforts in this area. Any delay or setbacks in our efforts to improve ADAS capabilities could materially and adversely affect our business, reputation, results of operations and prospects.

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

Our Smart EVs may contain defects in design or manufacturing that cause them not to perform as expected or that require repair, and certain features of our Smart EVs may take longer than expected to become enabled. For example, the operation of our Smart EVs is highly dependent on our proprietary software, such as XPILOT, XNGP, Xmart OS and XOS Tianji, which is inherently complex. These software systems may contain latent defects and errors or be subject to external attacks. Additionally, we are actively adding new smart technology features to our offerings, including the smart voice assistant in our XOS Tianji in-car operating system. These new features are subject to market acceptance, and any incident involving our Smart EV may negatively impact the perception of our products and services and may further result in damages to our brand image and customer trust. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. Furthermore, while we have performed extensive internal testing on the Smart EVs we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our Smart EVs. We cannot assure you that our Smart EVs are free of defects, which may manifest over time. Product defects, delays or other failures of our products to perform as expected could damage our reputation and result in product recalls, product liability claims and/or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may be subject to risks associated with ADAS technologies.

We continuously upgrade our ADAS technologies through in-house research and development. ADAS technologies are subject to risks and from time to time there have been accidents associated with such technologies. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, ADAS technology is still evolving and is yet to achieve wide market acceptance. The safety of ADAS technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with our ADAS systems occur, we could be subject to liability, government scrutiny and further regulation. In April 2023, our G9 SUV obtained the Guangzhou Intelligent Connected Vehicle Passenger Test Permit, and the testing area covered all general testing roads in Guangzhou. As the penetration and availability of our ADAS systems continues to grow, the possibility that our ADAS technologies are involved in accidents may correspondingly increase. Furthermore, accidents or defects caused by third parties’ ADAS technology may negatively affect public perception, or result in regulatory restrictions, with respect to ADAS technology. Such accidents where our or any third party’s ADAS technology is involved may be the subject of significant public attention. There also remains significant uncertainty in the legal implications to providers of emerging ADAS and autonomous driving technologies of traffic collisions or other accidents involving such technologies, particularly given variations in legal and regulatory regimes that are emerging, and we may become liable for losses that exceed the current industry norms as the regulatory and legal landscape develops. Our ADAS technologies may be affected by regulatory restrictions. Government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding the industry, recalls, concerns regarding safety risks of autonomous driving and ADAS, accidents involving our solutions or those of others, domestic and foreign political developments or considerations and litigation relating to our solutions and our competitors’ products. Changes in government regulations, especially those relating to ADAS and autonomous driving, could adversely affect our business, results of operations, and financial condition. For example, on November 17, 2023, the MIIT, the Ministry of Public Security, the Ministry of Housing and Urban-Rural Development, and the Ministry of Transport jointly promulgated the Notice of Implementing the Pilot Program of Access and On-Road Traffic of Intelligent Connected Vehicles (the “2023 Pilot Program”), which took effect on the same day. Pursuant to the 2023 Pilot Program, vehicle manufacturers are eligible for carrying out on-road testing for intelligent connected vehicles equipped with autonomous driving functions (referred to as Level 3 autonomous driving function (conditionally automated driving) and Level 4 autonomous driving function (highly automated driving) as provided in the Taxonomy of Driving Automation for Vehicles) and ready for mass production in restricted areas only after passing the product testing and safety assessment conducted by the relevant authorities and obtaining the access approvals from the MIIT. In addition, on December 5, 2023, the Ministry of Transport issued the Guidelines on Transportation Safety Services for Autonomous Vehicles (for Trial Implementation), which provides relevant guidance for vehicles which are capable of performing all dynamic driving tasks under designed operating conditions according to relevant national standards and have obtained the access approvals from the MIIT, including but not limited to, requirements for application scenarios, operators of autonomous vehicles, safety and security, supervision and overall management. Furthermore, our research and development activities on ADAS are subject to regulatory restrictions on surveying and mapping, as well as driverless road testing. Any tightening of regulatory restrictions could have a material adverse impact on our development of ADAS technology.

We may not be able to expand our physical sales network cost-efficiently, and our franchise model is subject to a number of risks.

As of December 31, 2023, our physical sales network consisted of 500 stores, covering 181 cities in China. We plan to expand our physical sales network through a combination of direct stores and franchised stores, and we increased our efforts on developing our franchise network in 2023. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner and requires certain adjustments in our sales and marketing operation.

For our direct stores, we may need to invest significant capital and management resources to operate existing direct stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our direct stores.

While our franchise model enables us to pursue an asset-light expansion strategy, such model is also subject to a number of risks, and our increasing focus on developing our franchise network may result in increasing dependence on the performance of our franchisees and our ability to effectively manage our network of distributors. We may not be able to identify, attract and retain a sufficient number of franchisees with the requisite experience and resources to operate franchised stores. We rely on our agreements with franchisees and the policies and measures we have in place to manage our franchise network, and any violation by our franchisees on such agreements may have an adverse effect on our business. Our franchisees are responsible for the day-to-day operation of their stores. Although we offer the same trainings and implement the same service standards for staff from both direct stores and franchised stores, we have limited control over how our franchisees’ businesses are run. If our franchisees fail to deliver high quality customer service and resolve customer complaints in a timely manner, if any of their misconduct leads to damages to our brand image and reputation or if they fail to maintain the requisite licenses, permits or approvals, our business could be adversely affected. In addition, our agreements with certain of our franchisees are non-exclusive. While they are required to only sell our Smart EVs in the XPENG-branded franchised stores, they may operate other stores that sell vehicles of multiple other brands. These franchisees may dedicate more resources to the stores outside of our sales network and may not be able to successfully implement our sales and marketing initiatives. Furthermore, our franchisees may engage aggressive competition against each other, resulting in cannibalization among such franchisees. Any such behavior or occurrence may harm our business, prospects, financial condition and results of operation.

We are also planning to establish a new franchise model in our collaboration with our franchisees, with the hope of building up channel inventory, accelerating the speed of delivery to end customers and further incentivizing our franchisees to perform. Under this new franchise model, the scope of our disclosures of deliveries numbers may change in the future by including the vehicles delivered to our franchisees. The new franchise model could potentially negatively affect certain of our financial metrics, including, for example, revenue, gross margin and trade receivables. For example, increasing revenue contribution from our franchisees may lead to increase in our trade receivables, which our franchisees may not be able to settle in a timely manner, and any deterioration in the financial position and credit profile of the franchisees may give rise to difficulties of our collection of trade receivables. In addition, our customers may encounter customer experiences and sale prices that are inconsistent across our different stores, resulting in potential customer dissatisfaction.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our Smart EVs. Demand for new cars typically declines around the Chinese New Year holiday, while sales are generally higher in the fourth quarter of a calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. The cyclicality in seasonal fluctuations may continue in the foreseeable future. Accordingly, our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of the market demand. Uneven cash flow from quarter to quarter may cause additional difficulties in our efforts to manage liquidity and may materially and adversely affect our liquidity and our ability to fund and expand our business. In addition, We may record significant increase in revenues when we commence mass delivery of a new product to fulfill customer orders accumulated in prior periods, but we may not be able to maintain our revenues at similar levels in subsequent periods. Also, any health pandemic or epidemics such as the COVID-19 pandemic and natural disasters such as unusually severe weather conditions in some markets may impact demand for, and our ability to manufacture and deliver, our Smart EVs. Our operating results could also suffer if we do not achieve revenues consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenues.

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

Our business initially depended substantially on the sales and success of the G3, a compact SUV, which was our only mass-produced Smart EV in the market prior to May 2020. We started the production of our second mass-produced Smart EV, the P7, in May 2020. Furthermore, we have commenced delivering our third Smart EV model, the P5, a family sedan, in September 2021. In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022. In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month. In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023. In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month. We currently have ceased the manufacturing and sale of the G3 as well as the G3i, which we introduced and started to deliver in 2021. Historically, automobile customers have come to expect a variety of vehicle models offered in an OEM’s product portfolio and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan to continuously introduce new models to enrich our product portfolio, as well as introducing new versions of existing Smart EV models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

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

The shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.

The automotive industry has experienced in recent years, and may continue to experience or experience in the future, a global shortage in the supply of semiconductors. Since October 2020, the supply of semiconductors used for automotive production has been subject to a global shortage. Although such global semiconductor shortage has not yet had a material negative impact on the Group’s operations, there is no assurance that we will be able to continue to obtain sufficient number of semiconductor-contained components at reasonable cost for the Group’s operations, to the extent that such semiconductor shortage continues or occurs again in the future. In addition, we source a majority of semiconductor-contained components used by us from single-source suppliers, such as the components utilizing the semiconductors provided by NVIDIA. Should any single-source suppliers of semiconductor-contained components become unable to meet our demand or become unwilling to do so on terms that are acceptable to us, it may take us significant time, and we may incur significant expenses to find alternative suppliers. In October 2022, the BIS released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. On October 17, 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. While we do not expect the new regulations to materially affect our business, there can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. If we were required to utilize another supplier for semiconductor-contained components, we would need to qualify and customize the components from alternative suppliers, which could be time consuming and require substantial expenses. If we are unable to find an alternative supplier willing and able to meet our needs on terms acceptable to us on a timely basis or at all, our production and deliveries would be materially disrupted, which may materially and adversely affect our business, results of operations and financial condition.

We have incurred significant losses and had recorded negative cash flows from operating activities in the past, all of which may continue in the future.

We have not been profitable since our inception. The design, manufacture, sale and servicing of Smart EVs is a capital-intensive business. We have been incurring losses from operations since inception. We incurred net losses of RMB4,863.1 million, RMB9,139.0 million and RMB10,375.8 million for 2021, 2022 and 2023, respectively. We have had negative cash flows from operating activities since inception and in financial years preceding 2023. Net cash used in operating activities was RMB1,094.6 million and RMB8,232.4 million for 2021 and 2022, respectively. Although we recorded net cash provided by operating activities of RMB956.2 million for 2023, we cannot assure you that we will achieve or maintain such positive cash flow in the future. In addition, we have made significant up-front investments in research and development, our manufacturing facilities in Zhaoqing, Guangzhou and Wuhan, our sales and service network, our charging network, as well as marketing and advertising, to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further expand our business, and there can be no assurance that we will successfully execute our business strategies. We may not generate sufficient revenues for a number of reasons, including lack of demand for our Smart EVs and services, increasing competition, challenging macro-economic environment, supply chain disruption, as well as other risks discussed herein. Our ability to become profitable in the future will not only depend on our efforts to sell our Smart EVs and services but also to control our costs. If we are unable to adequately control the costs associated with the Group’s operations, we may continue to experience losses and negative cash flows from operating activities in the future.

We may need additional capital resources in the future if we experience changes in business condition or other unanticipated developments, or if we wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. In addition, we have not recorded net income since inception or positive cash flows from operating activities in financial years preceding 2023. As such, we may continue to rely on equity or debt financing to meet our working capital and capital expenditure requirements. If we were unable to obtain such financing in a timely manner or on terms that are acceptable, or at all, we may fail to implement our business plans or experience disruptions in our operating activities, and our business, financial condition and results of operations would be materially and adversely affected.

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

Our business and our future plans are capital-intensive. We will need significant capital to, among other things, conduct research and development, ramp up our production capacity and expand our sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our Smart EVs and services. Given we have a limited operating history, we have limited historical data on the demand for our Smart EVs and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital needs. On December 6, 2023, we completed the issuance of 94,079,255 Class A ordinary shares to Volkswagen Group for approximately US$705.6 million. However, such financing might not be available to us in a timely manner or on terms that are acceptable, or at all, in the future. If we fail to obtain required additional financing to sustain our business before we are able to produce levels of revenue to meet our financial needs, we would need to delay, scale back or eliminate our business plan and may be forced to curtail or discontinue the Group’s operations.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to enhance our competitive position. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses. See “Item 4. Information on the Company — B. Business Overview — Strategic Transactions.” Our past experience with any strategic investments, combinations, acquisitions or alliances may not be indicative of whether we are more or less likely to consummate these transactions in the future.

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

We have entered into collaborations, and may establish or seek collaborations, and we may not timely realize the benefits of such arrangements.

We have pursued and may continue to pursue strategic collaborations and strategic acquisition opportunities to increase our scale, expand our product portfolios and capabilities and enhance our industry and technical expertise. In 2023, we have entered into the VW Technical Framework Agreement and the DiDi Strategic Cooperation Agreement. We are in the process of implementing such cooperations, which we believe are conducive to our business. In February 2024, we entered into the Master Agreement on Platform and Software Strategic Technical Collaboration with the Volkswagen Group. See “Item 4. Information on the Company — B. Business Overview — Strategic Transactions.” However, whether such cooperation will in fact yield the expected strategic benefits is subject to uncertainties and we may not realize the full benefits of relevant strategic collaborations, including the synergies, cost savings or growth opportunities that we expect. For example, the vehicle models under the respective cooperation with the Volkswagen Group and DiDi may not achieve massive-production or customer delivery in a timely manner, or at all, and the market acceptance of such vehicle models may not be satisfactory. While there is an earn-out arrangement under the DiDi Share Purchase Agreement to incentivize our cooperation with DiDi, the milestones under such earn-out arrangement may not be achieved. The implementation and outcome of the cooperation depend on various factors, many of which may be beyond our control. Furthermore, if we are unable to maintain or expand our collaboration with our partners in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain any of our strategic partnerships, it may be very difficult for us to identify qualified alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and client experience.

The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for new energy vehicles and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.

Our business has benefited from government subsidies, economic incentives and government policies that support the growth of new energy vehicles. For example, each qualified purchaser of our Smart EVs enjoys subsidies from China’s central government and certain local governments. Furthermore, in certain cities, municipal government may adopt quotas that limit the purchase of ICE vehicles but not EVs, thereby incentivizing the purchases of EVs. On September 18, 2022, the Ministry of Finance of the PRC, or the MOF, together with several other PRC government departments, issued Announcement on Continuation for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which extended the previous vehicle purchase tax exemption policy for new energy vehicles to December 31, 2023. On June 19, 2023, the MOF and the MIIT issued the Announcement on Continuation and Optimization for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, pursuant to which new energy vehicles purchased during the period from January 1, 2024 to December 31, 2025 shall be exempted from the vehicle purchase tax and the exemption amount for each new energy passenger vehicle shall not exceed RMB30,000; new energy vehicles purchased during the period from January 1, 2026 to December 31, 2027 shall be subject to the vehicle purchase tax at a reduced rate by half and the exemption amount for each new energy passenger vehicle shall not exceed RMB15,000. China’s central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, in January 2022, the MOF, together with several other PRC government departments, issued the Notice on the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles for 2022, or the 2022 Subsidy Notice. The 2022 Subsidy Notice provides that the subsidies for new energy vehicle purchases in 2022 will be generally lowered by 30%, and such subsidies will be eliminated at the end of 2022. The reduction and elimination of such subsidies could adversely affect our gross margin. Furthermore, we have received subsidies from certain local governments in relation to our Smart EV manufacturing bases. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our Smart EVs in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

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

Our business and prospects depend significantly on our ability to build our XPENG brand. We may not succeed in continuing to develop, maintain and strengthen our brands, and our brands and reputation could be harmed by negative publicity regarding our company, products or services.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “XPENG” brand, as well as other brands that we may develop and promote in the future. If we do not continue to develop, maintain and strengthen our brands, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brands will likely depend significantly on our ability to provide high quality Smart EVs and services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen our brands will depend heavily on the success of our sales and marketing efforts. For example, we seek to enhance our brand recognition by locating many of our stores in shopping malls. We also advertise our Smart EVs through various online channels, including several social media platforms and e-commerce platforms. While we seek to optimize resource allocation through careful selection of sales and marketing channels, such efforts may not achieve the desired results. Our increasing efforts on expansion through franchise may lead to additional challenges to our branding management. To promote our brands, we may be required to change our branding practices, which could result in substantially increased expenses, including the need to utilize traditional media and offline advertising. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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

Any problems or delays in maintaining operations and expanding capacity of the Zhaoqing plant and Guangzhou plant or the establishment of the new manufacturing base in Wuhan could negatively affect the production of our Smart EVs.

To exercise direct control over product quality and gain more flexibility in adjusting our manufacturing process and production capacity, we built our own plants in Zhaoqing and Guangzhou, Guangdong province. Currently, we manufacture our vehicles at the plants in Zhaoqing and Guangzhou. Our future operation and prospects depend on our ability to successfully maintain the operation, and expand the capacity, of the Zhaoqing plant and Guangzhou plant. In addition, we need to effectively control cost of production at the Zhaoqing plant and Guangzhou plant. We have limited experience in the production of Smart EVs. Given the size and complexity of this undertaking, it is possible that we may experience issues, delays or cost overruns in further expanding the production output at the Zhaoqing plant and Guangzhou plant.

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

In April 2021, we entered into an investment agreement with Wuhan Economic & Technological Development Zone Management Committee, or Wuhan ETDZ Committee, a local government authority in Wuhan. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to support our construction of a new manufacturing base and research and development center in the Wuhan Economic & Technological Development Zone. As of March 31, 2024, the construction of our new manufacturing base in Wuhan has been completed and is currently pending inspection and acceptance procedures conducted by relevant government authorities.

The construction of the new manufacturing base in Wuhan is subject to a number of uncertainties. The commencement of its operation may be affected by, among other things, availability of funding, progress of the construction and the installation of production equipment, grant of applicable regulatory approvals, as well as the hiring and retention of qualified employees. Any policy change affecting investments in manufacturing facilities in general may also have an impact on the establishment of our new manufacturing base. There can be no assurance that the new manufacturing base will be able to commence operation in accordance with our plan. In addition, we may not be able to successfully ramp and maintain its operation. We must also maintain good working relationships with Wuhan ETDZ Committee throughout the term of our cooperation. In addition, upon the commencement of operations of the new manufacturing base in Wuhan, our depreciation expenses will increase, which could adversely affect our results of operations.

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

We procure components from both domestic suppliers and global suppliers, some of which are currently our single-source suppliers for certain components. We attempt to mitigate our supply chain risk by qualifying and obtaining components from multiple sources where practicable and maintaining safety stock for certain key components and components with lengthy procurement lead times. However, we may still experience component shortages for our production or the components may not meet our specifications or quality needs. For example, some of our suppliers were unable to deliver sufficient components to us during the COVID-19 pandemic. Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our Smart EVs may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our Smart EVs until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from other existing suppliers. Any failure to timely find alternative component sources may materially delay delivery of our Smart EVs, which may materially and adversely impact our business and results of operations.

We do not manufacture certain key hardware components for our ADAS, such as semiconductors, millimeter-wave radars, ultrasonic sensors and cameras, and we import certain of such components from foreign countries. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. In particular, we source a majority of semiconductor-contained components from single-source suppliers. If any of such suppliers fails to meet our demand, it may take us significant time, and we may incur significant expenses to find alternative suppliers and quantify their components. In October 2022, the BIS released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. On October 17, 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. While we do not expect the new regulations to materially affect our business, there can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. See “—The shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.” for details. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our Smart EVs that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers’ ability to deliver components to us in a timely manner.

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

Furthermore, as the scale of our Smart EV production increases, we will need to accurately forecast, purchase, warehouse and transport components to the relevant manufacturing facilities and service stores and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, as well as storage, transportation and write-off costs. If we fail to accurately forecast the demand, including with respect to our vehicle models that are at or near the end of production cycle, we may experience inventory obsolescence and inventory shortage risk. We have incurred inventory write-downs and losses on inventory purchase commitments in 2023 in relation to the cessation of G3i and upgrades of certain models, and similar losses may occur in the future. All of the above could have a material adverse effect on our financial condition and operating results.

Increases in costs, disruption of supply or shortage of components and materials could have a material adverse impact on our business.

We incur significant costs related to procuring components and raw materials required to manufacture our Smart EVs. We may experience cost increases, supply interruption and/or shortages relating to components and raw materials, which could materially and adversely impact our business, prospects, financial condition and operating results. We use various components and raw materials in our business, such as steel and aluminum, as well as lithium battery cells, millimeter-wave radar, or mmWave radar, and semiconductors. The prices for these components and materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of EVs by our competitors, and could adversely affect our business and operating results. In addition, as we continue to increase our production, we may experience shortage of certain components and materials or other bottlenecks in our supply chain.

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

We started the production of our first mass-produced Smart EV, the G3, in November 2018 and our second mass-produced Smart EV, the P7, in May 2020. We unveiled our third Smart EV, the P5, in April 2021, and started delivery in September 2021. Furthermore, we introduced the G3i, which is the mid-cycle facelift version of the G3, in July 2021, and started delivery in August 2021. In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022. In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month. In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023. In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month. We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. OEMs often experience delays in the design, manufacture and commercial release of new Smart EV models. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our Smart EVs, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays.

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

We primarily operate in China’s EV market, which is rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our products and services. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

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

We cooperate with banks and connect them with customers who seek automotive financing solutions. We believe the availability of financing options is important to our customers. If affordable automotive financing solutions are not available for our customers, we may not be able to grow our sales. To complement the banks’ services, we also offer auto financing to our customers through a wholly-owned subsidiary. Such auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets. As of December 31, 2023, the Group had installment payment receivables of RMB4,909.6 million. As we continue to grow our business, we may increase the amount of auto financing we offer. We may not be able to obtain adequate funding for our auto financing program. We may also fail to effectively manage the credit risks related to our auto financing program, which would materially and adversely affect our business, results of operations and financial condition. In 2021, 2022 and 2023, the amount of current expected credit loss of installment payment receivables was RMB50.0 million, RMB44.0 million, and RMB47.4 million, respectively. In addition, if we do not successfully monitor and comply with applicable national and/or local financial regulations and consumer protection laws governing auto financing transactions, we may become subject to enforcement actions or penalties, which would adversely affect our business.

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

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees, representatives, agents, business partners or service providers could subject us to liability or negative publicity, which could severely damage our brand and reputation. In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct. For example, one former employee of ours was arrested and then charged in July 2018 with stealing trade secrets from his previous employer, Apple. Although the alleged theft occurred before he was employed by us, we were subpoenaed by the grand jury to produce certain documents. On August 22, 2022, the former employee pleaded guilty to the charge of theft of trade secrets and entered into a plead agreement. Although we are unaffected by the former employee’s final sentencing, any future occurrences of similar incidents may divert our management’s attention and resources, adversely affect our operations and business, cause reputational harm to the Company and expose us to significant legal liabilities.

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

In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with China Compulsory Certification, or CCC, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Although our Smart EV models currently for sale have received CCC certifications, we cannot assure you that each of our future Smart EV models will be able to receive such certifications. Furthermore, the government carries out the supervision and inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold or used in any commercial activity. Failure of any of our Smart EV models to satisfy motor vehicle standards would have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Certain of our operating subsidiaries that are providing repair and maintenance services have not made the automobile maintenance and management filing with competent government authorities. We may be ordered by the competent government authorities to rectify such non-compliance and failure to rectify such non-compliance may result in fines.

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

In addition, from time to time, the government of the PRC issues new regulations, which may require additional actions on our part to comply. If the Zhaoqing plant and Guangzhou plant or any of our other future constructions fails to comply with applicable regulations, we could be subject to substantial liability for clean-up efforts, personal injury or fines or be forced to close or temporarily cease the operations of the Zhaoqing plant and Guangzhou plant or other relevant constructions, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation. Moreover, if we intend to increase our capacity in the future by establishing new manufacturing bases, we will be required to obtain certain environmental, construction and safety approvals and complete certain examination and acceptance procedures for these facilities. We may not be able to obtain such approvals or complete such procedures in a timely manner or at all. If for any reason the relevant government authorities determine that we are not in compliance with environmental and construction laws and regulations, we may be required to pay fines, suspend or cease our operations in the relevant premises.

Moreover, environmental and social laws and regulations, including climate regulations, are also increasing with a variety of stakeholders, including regulators seeking more information and disclosure on related risks and impacts. For example, the SEC has published final rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting. We may also be subject to the requirements of the EU Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations. Compliance with these laws and regulations may require us to incur significant additional costs, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors, as well as require us to hire third party experts. These requirements are evolving and may not always be uniform across jurisdictions in which we operate, which may further increase compliance burden and associated regulatory and reporting costs and complexity.

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

As of December 31, 2023, our management has concluded that our internal control over financial reporting was effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

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

We offer competitive warranty terms. We accrue a warranty reserve for the Smart EVs sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. We generally make warranty reserve by multiplying the expected unit costs for warranty services by the sales volume. We have limited experience with warranty claims regarding our Smart EVs or with estimating warranty reserves. As of December 31, 2023, we had warranty reserves in respect of our Smart EVs of RMB1,009.0 million. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, prospects, financial condition and results of operation.

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

•	the imposition of U.S. export restrictions on certain advanced computing semiconductors and semiconductor manufacturing equipment by the U.S. government;

•	various executive orders issued by the U.S. government, which include, among others,

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

•

the imposition and application of sanction blocking statutes by the Chinese government, including the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country; and

•

the statement by the President of the United States on February 29, 2024, directing the U.S. Department of Commerce to investigate the national security risks from connected vehicles that incorporate technology from countries of concern, including China, and consider regulations to address those risks.

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

We are subject to the risks associated with international trade policies, geopolitics and trade protection measures, and our business, financial condition and results of operations could be adversely affected.

Our international expansions may be negatively affected by export controls administered by the government authorities in different jurisdictions, deterioration in the political and economic relations among countries and sanctions and other geopolitical challenges, including, but not limited to, economic and labor conditions, increased duties, taxes and other costs and political instability. For example, the U.S. government has imposed export controls and economic sanctions directly or indirectly affecting China-based technology companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. Therefore, such restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may be difficult or costly to comply with and may negatively affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. On February 29, 2024, the President of the United States issued a statement directing the U.S. Department of Commerce to investigate the national security risks from connected vehicles (CV) that incorporate technology from foreign adversaries, including China, and consider regulations to address those risks. The U.S. Department of Commerce issued an Advanced Notice of Proposed Rulemaking (ANPRM) on March 1, 2024 to seek public comments on issues and questions related to transactions involving information and communications technology and services (ICTS) integral to CV. The ANPRM intends to support BIS’s potential development of a rule which would prohibit or mitigate certain ICTS transactions integral to CVs that involve foreign adversaries (including China) which could create an undue or unacceptable risk to U.S. national security. If any rules were to be adopted along these lines, it may hinder or restrict China-based Smart EV companies like us from accessing the U.S. market or transacting with persons or entities in the U.S. jurisdiction. In addition, on October 4, 2023, the European Commission published a notice of initiation of EU anti-subsidy investigations into EU imports of EVs from China (the “EU Subsidy Probe”). Using the sampling method, the European Commission selected several companies as investigation targets of the EU Subsidy Probe, and as of the date of this annual report, we have not been named or selected under similar investigation. However, there can be no assurance that we will not be publicly named, inquired or investigated by any authority on the basis of national security or anti-subsidy. Such investigations in overseas markets may adversely affect the exports of EVs from China, such as our products, into overseas markets, and our strategy of expanding into overseas markets may be negatively impacted. Any of these circumstances may also materially and adversely affect our business, results of operations, financial condition, and reputation and may further cause the trading prices of our Class A ordinary shares and the ADSs to decline significantly.

We face risks associated with the international sale of our Smart EVs, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

While we have historically sold substantially all of our Smart EVs in China, we have been exploring opportunities to expand into international markets. For example, in December 2020, the first batch of the European version of the G3 was delivered to customers in Norway. In August 2021, we started the deliveries of the P7 to the European market. In 2022, we opened stores in the Netherlands, Sweden, Denmark and Norway. In February 2023, we launched the G9 mid- to large-sized SUV and the new P7 sports sedan for Europe and opened Delivery and Service Center in Norway. In the second quarter of 2023, we opened our Delivery and Service Centers consecutively in the Netherlands, Sweden, and Denmark. We may also test sales into other international markets. While we expect China will continue to be our primary market, the marketing and sale of our Smart EVs to international markets may increase in the future, which will expose us to a number of risks, including, but not limited, to:

•	fluctuations in foreign currency exchange rates;

•	increased costs associated with maintaining the ability to understand the local markets and develop and maintain effective marketing and distributing presence in various countries;

•	recruiting and retaining talented and capable employees outside China and maintaining our company culture across all of our offices;

•	providing customer service and support in these markets;

•	difficulty with staffing and managing overseas operations;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•

difficulty and cost relating to compliance with different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services including charging and other electric infrastructures;

•

compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations or perceptions on our ability to provide our products in certain international markets;

•	changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

•	failure to obtain or maintain permits for our products or services in these markets;

•	different safety concerns and measures needed to address accident related risks in different countries and regions;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	unanticipated changes in prevailing economic conditions and regulatory requirements.

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

In 2015, our subsidiary, Chengxing Zhidong, adopted a share incentive plan, pursuant to which options were granted to certain employees of Chengxing Zhidong and its subsidiaries. In June 2020, XPeng Inc. adopted a share incentive plan, or the Plan, to replace the share incentive plan adopted by Chengxing Zhidong, and we issued restricted share units, or RSUs to replace the options granted to certain employees of Chengxing Zhidong and its subsidiaries. As of March 31, 2024, RSUs which represent 23,395,933 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 362,614 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, or XPeng Fortune, which has been established for our share incentive plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the RSUs (including the RSUs issued to replace the options granted under the share incentive plan of Chengxing Zhidong) granted prior to our initial public offering in the U.S. was contingent upon the completion of an initial public offering or change in control, we started to recognize share-based compensation expense after the completion of our initial public offering in the U.S. in August 2020. The Group recognized RMB379.9 million, RMB710.5 million, and RMB550.5 million of share-based compensation expenses in 2021, 2022 and 2023, respectively. Moreover, as we expect to grant additional RSUs or other share incentives to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations could be adversely affected.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition and results of operation.

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union in January 2020, and the adverse impact on the global economies and financial markets from the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. Moreover, the current geopolitical tensions may also pose potential challenges for our businesses and operations in the relevant areas. It is unclear whether these challenges will be contained and what effects they each may have in the long term. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining. Any prolonged slowdown in global or China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase.

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

We have been conducting a portion of our research and development on ADAS in the United States, and we are required to comply with the U.S. laws and regulations on export controls, including the U.S. Department of Commerce’s Export Administration Regulations. Furthermore, in August 2022, the United States enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022, or the CHIPS Act, which aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the United States compete economically against China. In addition, the BIS imposed additional export controls on certain advanced computing semiconductor chips, integrated circuits, semiconductor manufacturing items and related transactions in October 2022. In October 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations and reinforced the controls to restrict China’s ability to both purchase and manufacture certain high-end chips critical for military advantage. These recent export controls are, in part, intended to restrict China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. While we do not expect the new regulations to materially affect our business, there can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain. These actions and/or other actions that may be taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could hinder our ability to transfer our U.S.-origin software to China, source U.S.-origin software and components or otherwise access U.S. technology, which could materially and adversely affect our business, results of operations and financial condition.

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

However, forecasts are inherently uncertain, and the demand for our products could change significantly between the order date and the projected delivery date. If we fail to accurately forecast the demand, including with respect to our vehicle models that are at or near the end of production cycle, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would have an adverse effect on our profitability. We recognized inventory write-downs of RMB162.4 million, RMB220.3 million, and RMB1,054.7 million, in 2021, 2022 and 2023, respectively. We have incurred inventory write-downs and losses on inventory purchase commitments in 2023 in relation to the cessation of G3i and upgrades of certain models, and similar losses may occur in the future. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce a sufficient number of products to meet such unanticipated demand, which could result in delays in the delivery of our products and harm our reputation.

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

The Group’s intangible assets primarily consist of manufacturing license, license plate, software and license of maintenance and overhaul, vehicle model technology under development, vehicle platform technology, robotics platform technology and other intangible assets. In addition, the Group’s controlling financial interest (as a result of existing contractual arrangements and as the term is defined under ASC 810) provides for the consolidation of the Group VIEs which hold certain licenses. Such contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. See “—Risks Relating to Our Corporate Structure— We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.” The Group’s intangible assets amounted to RMB878.7 million, RMB1,043.0 million, and RMB4,949.0 million as of December 31, 2021, 2022, and 2023, respectively. The Group tests finite-lived intangible assets for impairment if impairment indicators arise. The indefinite-lived intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Any significant impairment losses charged against the Group’s intangible assets could have a material adverse effect on the Group’s business, financial condition and results of operations.

We recorded a significant amount of indefinite-lived intangible assets and goodwill in connection with our acquisitions, and we may incur material impairment charges to our indefinite-lived intangible assets and goodwill if the recoverability of these assets become substantially reduced.

In connection with our acquisitions in 2023, we recorded a significant amount of indefinite-lived intangible assets of RMB609.2 million and goodwill of RMB34.1 million in our financial statements. As of December 31, 2023, we have recorded indefinite-lived intangible assets of RMB1,416.1 million and goodwill of RMB34.1 million. The value of the indefinite-lived intangible assets and goodwill is based on assumptions and judgments. If any of the assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our indefinite-lived intangible assets and goodwill and record an impairment loss, which could in turn adversely affect our results of operations. We will determine whether our indefinite-lived intangible assets and goodwill is impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We could be required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to business operations and unexpected significant declines in operating results or a decline in our market capitalization. We may also suffer from significant impairment loss even if we determine to amend any assumption used in our impairment testing. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected.

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

Our deferred revenue represents transaction payments allocated to performance obligations that are unsatisfied, which primarily arises from, among others, the undelivered vehicles, charging piles and free battery charging within certain limits. Our deferred revenue balance was RMB897.3 million, RMB1,083.2 million, and RMB1,299.9 million, as of December 31, 2021, 2022 and 2023, respectively. The timing and ultimate recognition of our deferred revenue depend on various factors, including our performance of obligations. As a result, deferred revenue at any particular date may not be representative of actual revenue for any succeeding period.

We recorded shareholders’ deficit.

We recorded total shareholders’ deficit of RMB6,830.4 million as of December 31, 2019, primarily due to the accounting treatment for our company’s preferred shares before our initial public offering in the U.S. as total mezzanine equity, and not total shareholders’ equity. After our initial public offering in the United States in August 2020, all of the preferred shares had been converted into ordinary shares. As such, as of December 31, 2023, we did not have any mezzanine equity and recorded total shareholders’ equity of RMB36,328.5 million.

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

We are also vulnerable to natural disasters and other calamities, especially those relating to climate change. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. Moreover, the current geopolitical tensions may also pose potential challenges for our businesses and operations in the relevant areas. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers.

Risks Relating to Doing Business in China

Changes and developments in the political, economic and social policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

The Group’s operations are mainly conducted in the PRC, and substantially all of our revenues have historically been sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political, social and legal developments in the PRC.

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

While the PRC economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. Recently there have been signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development could have a material adverse effect on our businesses, financial condition and results of operations.

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. The PRC government may intervene or influence the Group’s operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs and Class A ordinary shares. In particular, the PRC government has recently promulgated new laws and regulations to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A Rules and Overseas Listings.” Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

The audit report included in this annual report is prepared by an auditor located in a jurisdiction which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MOF, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China and vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

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

Following the Statement of Protocol signed between the PCAOB and the CSRC and the MOF in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report on Form 20-F or at the time of issuance of the audit report included herein. As such, we were not identified as a SEC-identified issuer under the HFCA Act after we filed the annual report on Form 20-F for the year ended December 31, 2022 in 2023 and we do not expect to be identified as an SEC-identified issuer again in 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

Certain PRC regulations establish procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

Certain PRC regulations established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the NDRC and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A Rules and Overseas Listings.”

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

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and service fees paid by the Group VIEs to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

XPeng Inc. is a holding company with no material operations of its own. We conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, the Group VIEs. As a result, although other means are available for us to obtain financing at the holding company level, we rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and service fees paid by the Group VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us.

Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations. Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2023. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

In addition, the PRC Enterprise Income Tax Law and its implementing rules impose a withholding income tax as much as 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, unless such income tax is reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprise is a tax resident. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future. Furthermore, we are subject to restrictions on currency exchange. See “—We are subject to restrictions on currency exchange.”

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political, economic and social conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Most of our revenue and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollar proceeds we received from our PRC-offshore financing activities into Renminbi for the Group’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

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

Pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including the four PRC-based accounting firms. Although he PCAOB Board voted in December 2022 to vacate its previous determination following the Statement of Protocol signed between the PCAOB and the CSRC and the MOF in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong, we cannot assure you that the PCAOB will always have complete access to inspect and investigate the four PRC-based accounting firms. See “—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.” In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our Class A ordinary shares and/or our ADSs may be adversely affected.

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

Pursuant to the contractual arrangements, to the extent allowed by PRC laws, rules and regulations, Xiaopeng Technology, Xiaopeng Chuxing, Xiaopeng Motors Sales, or their respective designated person, have the exclusive right to purchase all or any part of the equity interests in the relevant Group VIEs from their respective affiliate shareholders equal to the amount of the relevant registered capital contributed by the affiliate shareholders in the relevant Group VIEs. If such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. Subject to relevant laws and regulations, the affiliate shareholders of the relevant Group VIEs shall return any amount of purchase price they have received to Xiaopeng Technology, Xiaopeng Chuxing or Xiaopeng Motors Sales. In September 2021, Xiaopeng Technology acquired 50% of equity interest in Zhipeng IoV from its individual shareholders, and Xiaopeng Chuxing acquired 50% of equity interest in Yidian Chuxing from its individual shareholders. As the transfer prices of such equity transfers might be subject to review and tax adjustment with reference to the market value by the relevant tax authorities, such authorities may require Xiaopeng Technology or Xiaopeng Chuxing to pay individual income taxes in the PRC on behalf of the individual shareholders for ownership transfer income with reference to the market value accordingly, in which case the amount of tax could be substantial.

The affiliate shareholders of the Group VIEs may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We rely on the affiliate shareholders of the Group VIEs to abide by the obligations under such contractual arrangements. Their interests as the affiliate shareholders of the Group VIEs may differ from the interests of our company as a whole, as what is in the best interests of the Group VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be aligned with the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the Group VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, the Group VIEs may be jeopardized if such shareholders breach the terms of the contractual arrangements or are subject to legal proceedings.

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

Our current memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes, save that each Class A ordinary share and Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (a) any amendment to our memorandum or articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive director; (c) the appointment or removal of our auditors; or (d) the voluntary liquidation or winding-up of us. As of March 31, 2024, Mr. Xiaopeng He, our co-founder, chairman beneficially owned all the Class B ordinary shares issued and outstanding, which represented 69.5% of the voting power of our total issued and outstanding shares. As a result, Mr. He has the ability to control or exert significant influence over important corporate matters to the extent permitted under the Hong Kong Listing Rules, and the memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Risks Relating to Our Class A Ordinary Shares and ADSs

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

The trading market for our Class A ordinary shares and our ADSs may be influenced by the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares and/or ADSs to decline.

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

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and ADSs to decline significantly. As of March 31, 2024, we had 1,538,133,989 Class A ordinary shares and 348,708,257 Class B ordinary shares issued and outstanding, excluding 2,080,046 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan. All ADSs representing our Class A ordinary shares sold in our initial public offering in the U.S. and follow-on public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and holders of our ADSs will have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without the consent of holders of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the federal securities law.

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

For example, as a result of becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We and certain of our directors and officers may be named as defendants in one or several shareholder class action lawsuits.

Shareholder class action lawsuits may be filed against us and/or certain of our directors and officers. In the past, shareholders of a public company may bring securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it may utilize a significant portion of our cash resources and could divert a significant amount of our management’s attention from the day-to-day operations of our company and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we or certain of our directors or officers may be a target for lawsuits, including putative class action lawsuits brought by our shareholders and lawsuits against our directors and officers as a result of their position in other public companies. We cannot assure you that our directors or officers and we will be able to prevail in their or our defense or reverse any unfavorable judgment on appeal, and our directors or officers and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus materially and adversely affect our business, financial condition, results of operation, cash flows, and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial performance.

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

Our current memorandum and articles of association gives us powers to take actions, some of which could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority to (i) issue, allot and dispose of shares (including, without limitation, preferred shares) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as the directors may from time to time determine, (ii) grant rights over shares or other securities to be issued in one or more classes or series and to determine the designations, powers, preferences, privileges, and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with our then issued and outstanding shares and (iii) grant options with respect to shares and issue warrants or similar instruments with respect thereto. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the memorandum and articles, as well as others’ acquisition of control of our company, after our listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, including the Hong Kong Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs.

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

Based on the composition of our income and assets and the value of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for the year ended December 31, 2023, although there can be no assurance in this regard.

It is possible, however, that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition or changes in the value of our assets. In this regard, the value of our assets may be determined by reference to the trading price of our ADSs and Class A ordinary shares, and fluctuations in the trading price of our ADSs and Class A ordinary shares may affect our PFIC status. Because the trading price of our ADSs and Class A ordinary shares has been volatile and has declined significantly between the beginning of 2024 and the date hereof, we believe there is a significant risk that we will be a PFIC for the year ended December 31, 2024 and possibly for future years.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. According to the Stamp Duty (Amendment) (Stock Transfers) Bill 2023, which became effective on November 17, 2023, the stamp duty rate on transfer of any Hong Kong stock would be reduced from 0.13% to 0.1% of the consideration or the market value (whichever is the higher) of the stock transferred, payable by each of the buyer and seller.

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

We may consider offering and issuing additional shares or equity-related securities in the future to raise additional funds, finance acquisitions or for other purposes. Purchasers of our Class A ordinary shares may experience further dilution in terms of the net tangible asset value per share if we issue additional shares in the future at a price that is lower than the net tangible asset value per share. On July 26, 2023, we entered into the VW Share Purchase Agreement for strategic minority investment by the Volkswagen Group in us, pursuant to which, on December 6, 2023, we issued an aggregate of 94,079,255 Class A ordinary shares to Volkswagen Nominee for approximately US$705.6 million. On August 27, 2023, we and DiDi entered into the DiDi Share Purchase Agreement to acquire DiDi’s smart auto development business, pursuant to which on November 13, 2023, upon the initial closing of the DiDi Share Purchase Agreement, we issued 58,164,217 Class A ordinary shares to DiDi, and we may issue additional Class A ordinary shares to DiDi under the DiDi Share Purchase Agreement upon satisfaction of certain milestones under the DiDi Share Purchase Agreement.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Group began its operations in 2015 through Chengxing Zhidong, a PRC limited liability company. The Group undertook a reorganization, or the Reorganization, to facilitate its initial public offering in the United States. As part of the Reorganization, the Group incorporated XPeng Inc., an exempted company incorporated under the laws of Cayman Islands, in December 2018. Subsequently, XPeng Inc. established XPeng Limited, a limited liability company established in the British Virgin Islands. XPeng Limited then established XPeng (Hong Kong) Limited, a Hong Kong limited liability company, as its wholly owned subsidiary. XPeng (Hong Kong) Limited then established Xiaopeng Motors as a wholly foreign-owned enterprise in the PRC.

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

In July 2023, we and the Volkswagen Group entered into the VW Technical Framework Agreement on strategic technical collaboration and the VW Share Purchase Agreement for strategic minority investment by the Volkswagen Group in us.

Our principal executive offices are located at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, Guangdong 510640, People’s Republic of China. Our telephone number at this address is +86-20-6680-6680. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States in connection with our registration statements is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. We maintain our website at https://www.xpeng.com/. The information contained on, or linked from, our website is not a part of this annual report.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

We are a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that primarily appeal to the large and growing base of middle-class consumers in China. Since inception, we have taken an innovative technology path to our envisioned future of mobility. We intend to empower consumers with our differentiated Smart EVs that can offer disruptive mobility experiences. We believe this can be achieved by fast iteration of software and seamless integration with hardware, which enable us to lead the innovation of Smart EV technologies and provide differentiated Smart EV products to consumers.

Since our inception in 2015, we have become one of the leading Smart EV companies in China, with leading software and hardware technology at our core and bringing innovation in advanced driver assistance, smart connectivity and core vehicle systems. We develop full stack advanced driver assistance systems, or ADAS, software in house and have deployed such software on mass-produced vehicles. We started to roll out our XNGP in March 2023 and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographical coverage has expanded swiftly in China.

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

•	In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.

•	In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.

•	In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.

•	In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022.

•	In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month.

•	In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023.

•	In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month.

We currently offer the following models:

•	P7 (sports sedan), with a wheelbase of 2,998 mm and CLTC range of 586 km.

•	P5 (family sedan), with a wheelbase of 2,768 mm and CLTC range of 500 km.

•	G9 (mid- to large-sized SUV), with a wheelbase of 2,998 mm and CLTC range between 570 km and 702 km.

•	P7i (sports sedan), with a wheelbase of 2,998 mm and CLTC range between 550 km and 702 km.

•	G6 (coupe SUV), with a wheelbase of 2,890 mm and CLTC range between 580 km and 755 km.

•	X9 (seven-seater MPV), with a wheelbase of 3,160 mm and CLTC range between 610 km and 702 km.

Our ADAS and in-car intelligent operating system enable customers to enjoy a differentiated smart mobility experience, and our Smart EVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and has become a critical value proposition appealing to customers.

We seek to expand our customer reach by extending our online and physical sales and service network. As of December 31, 2023, our physical sales network consisted of a total of 500 stores, covering 181 cities in China. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. In addition, we started to launch the 480kW S4 supercharging stations in China in 2022. As of December 31, 2023, XPENG self-operated charging station network further expanded to 1,108 stations, including 902 XPENG self-operated supercharging stations and 206 destination charging stations. Our S4 supercharging stations have covered over 150 cities in China, including all of the tier-1 and the new tier-1 cities.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We currently manufacture our vehicles at our own Zhaoqing plant and Guangzhou plant. In addition, the construction of our new manufacturing base in Wuhan has been completed as of March 31, 2024, which is currently awaiting the inspection and acceptance procedures conducted by relevant government authorities.

Our total revenues grew rapidly from RMB20,988.1 million in 2021 to RMB26,855.1 million in 2022, and further to RMB30,676.1 million in 2023. Our Smart EV deliveries increased from 98,155 units in 2021 to 120,757 units in 2022, and further to 141,601 units in 2023, representing a year-on-year growth rate of 17.3% between 2022 and 2023. Along with strong revenue growth, our gross profit margin decreased from 12.5% in 2021 to 11.5% in 2022, and decreased to 1.5% in 2023.

Products

Our products include Smart EVs and advanced ADAS software system. We design, develop, manufacture and market Smart EVs, and we develop full-stack ADAS software system in-house. We design our Smart EVs to satisfy the needs and preferences of middle-class consumers in China. Primarily priced in the mid- to high-end segment, our Smart EVs offer customers a great-to-drive and great-to-be-driven experience, as well as compelling value proposition.

G3 and G3i

Our first mass-produced Smart EV, the G3, is a compact SUV and we started to deliver the G3 in December 2018. In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021. We have ceased the manufacturing and sale of the G3 and G3i.

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

G9

In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022. In September 2023, we upgraded the G9 to 2024 Edition.

Featuring our powertrain system using 800V high-voltage Silicon Carbide (SiC) platform, the G9 demonstrates greater energy consumption efficiency and charging efficiency compared to other EVs built on a 400V platform. The Max trim of G9 can support our full-scenario ADAS, XNGP, by which we intend to offer advanced driver assistance in the full spectrum of driving scenarios from highways and carparks to complex city roads.

G6

In June 2023, we launched the G6, which is our fifth Smart EV and a coupe SUV, and started delivery to customers in July 2023.

Based on our next-generation technology architecture, SEPA 2.0, the G6 is equipped with our powertrain system using 800V high-voltage SiC platform and features cutting-edge front and rear integrated aluminum body die-casting technology and Cell Integrated Body (CIB) battery-body integration technology. The Max trim of the G6 can support our full-scenarios ADAS, XNGP.

X9

In January 2024, we launched the X9, which is our sixth Smart EV and a large seven-seater MPV, and started delivery during the same month.

Based on our next-generation technology architecture, SEPA 2.0, the X9 is equipped with our powertrain system using 800V high-voltage SiC platform and features cutting-edge front and rear integrated aluminum body die-casting technology and CIB battery-body integration technology. The X9 is equipped with an active rear-wheel steering system and intelligent dual-chamber air suspension, providing customers with an enhanced driving experience. Also, the X9 features our next-generation smart in-car operating system, XOS Tianji. The Max trim of the X9 can support our full-scenarios ADAS, XNGP.

Plans to Launch New Models

We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We have invested in multiple powerful EV vehicle platforms over the past few years, including our fully established E-platform, F-platform and H-platform. Our future models will be based on these platforms and our next-generation technology architecture SEPA 2.0, adaptable and flexible with multiple vehicle platforms. We also acquired the smart vehicle business of DiDi relating to an A-class EV pursuant to the DiDi Share Purchase Agreement upon the initial closing on November 13, 2023. See “Item 4. Information on the Company — B. Business Overview — Strategic Transactions.”

Advanced ADAS Software

We rolled out our advanced ADAS software, XPILOT 3.0, through OTA firmware update, in January 2021. XPILOT 3.0 can support navigation guided pilot, or NGP, for highway driving and advanced automated parking.

In October 2022, we revealed our next-generation ADAS, XNGP, by which we intend to offer driver assistance in the full spectrum of driving scenarios from highways and carparks to complex city roads. We started to rollout our XNGP in March 2023 and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographic coverage has expanded swiftly in China. The XNGP experience was made available to the Max trim of each of the G6, the P7i, the G9 and the X9 models.

Smart EV Deliveries

The following table sets forth the number of our vehicles delivered to customers in the periods indicated:

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Total	13,340	17,398	25,666	41,751	34,561	34,422	29,570	22,204	18,230	23,205	40,008	60,158

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

At our fourth annual 1024 Tech Day, October 24, 2022, we revealed our next-generation ADAS, XNGP, by which we intend to offer driver assistance in the full spectrum of driving scenarios. When XNGP is activated with a set destination, the vehicle itself can perform a wide range of driving tasks such as cruising, changing lanes, getting around stationary vehicles or obstacles, and navigate through intersections. We started to rollout our XNGP in March 2023, and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographic coverage has expanded swiftly in China.

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

Our Smart EVs’ battery system utilizes high-energy density battery cells. We utilize lithium nickel manganese cobalt oxide, or NCM, cells and LFP cells for our batteries. Through our research and development efforts, we seek to enhance the energy density of the battery pack and reduce its cost, while also maintaining its safety, reliability and longevity.

We rolled out our powertrain system using 800V high-voltage SiC platform on the G9. As a result, the G9 demonstrated greater energy consumption efficiency and charging efficiency compared to other EVs built on a 400V platform. We intend to adopt 800V high-voltage SiC platform on new Smart EV models based on SEPA 2.0 in our future product roadmap. Going forward, we intend to leverage a growing suite of electrification technology innovations to improve our Smart EVs’ range, charging speed and costs.

SEPA 2.0

In April 2023, we unveiled our next-generation technology architecture SEPA 2.0 (Smart Electric Platform Architecture), which set the foundation for our future production models. SEPA 2.0 brought a series of more advanced architectural solutions, from our in-house development autonomous driving software to vehicle engineering. It is expected to shorten future models’ R&D cycle and optimize R&D efficiency. Most of the architectural components will be compatible with new models, enabling us to meet diverse customer needs at optimized costs.

SEPA 2.0 is adaptable and flexible with multiple vehicle platforms for wheelbases between 1,800 mm and 3,200 mm and scalable to support a variety of vehicle types, including sedan, coupe, hatchback, wagon, SUV, MPV and pickup truck. SEPA 2.0 integrates various features, including smart technology (XNGP ADAS, Xmart OS in-car operating system and X-EEA electrical and electronic architecture), powertrain (800V high-voltage SiC platform, XPower 800V high-voltage oil-cooled flat-wire SiC integrated electric drive system, X-HP smart thermal management system and fast charging), and advanced manufacturing (front and rear integrated aluminum body die-casting technology, Cell Integrated Body (CIB) technology).

We started delivery of the G6, our first new production model built on SEPA 2.0 in July 2023, and the X9 in January 2024, which is also based on SEPA 2.0.

XOS Tianji

XOS Tianji is our next-generation smart in-car operating system, which offers a comprehensive suite of smart in-car functionality that aims to integrate our smart driving capabilities with next-generation smart cabin scenarios and advance the human-machine co-driving experience. It features multi-tasking on a single screen, a customizable XDock, real-time Surrounding Reality (SR) display, all-round safety warnings, and smart voice assistant. We expect XOS Tianji to serve as a sophisticated in-car companion and automotive expert for our consumers’ daily use. In January 2024, we launched the X9, our first model equipped with XOS Tianji.

Sales and Marketing

We seek to cost-efficiently expand our customer reach and grow sales. We had a total of 500 stores, covering 181 cities in China as of December 31, 2023. Stores in our sales network include both stores directly operated by us and franchised stores, and in 2023 we increased our efforts on expansion through franchised stores.

While currently we primarily sell products and services in China’s market, we also made positive progress in overseas markets. In December 2020, the first batch of the European version of the G3 was delivered to customers in Norway. In August 2021, we started the deliveries of the P7 to the European market. In 2022, we opened stores in the Netherlands, Sweden, Denmark and Norway. In February 2023, we launched the G9 mid- to large-sized SUV and the new P7 sports sedan for Europe and opened Delivery and Service Center in Norway. In the second quarter of 2023, we opened our Delivery and Service Centers consecutively in the Netherlands, Sweden, and Denmark.

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

In September 2022, we launched seven 480kW S4 supercharging stations in five cities in China. Our S4 supercharging stations significantly shortened the charging time for our customers with the G9, the G6 and the X9, which are equipped with 800V high-voltage platform. As of December 31, 2023, XPENG self-operated charging station network further expanded to 1,108 stations, including 902 XPENG self-operated supercharging stations and 206 destination charging stations. Our S4 supercharging stations have covered over 150 cities in China, including all of the tier-1 and the new tier-1 cities. We are one of the EV companies that have established self-operated charging networks in China, and we will continue to strategically expand the network of our XPENG self-operated charging stations to better serve our customers.

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

Other Services

We also offer the following services.

•

Insurance technology support. We provide technology support to our customers who purchased our Smart EVs so they may readily obtain automotive insurance from insurance companies. To offer a convenient experience, we leverage some intelligent functions with patented technology to help customers to quickly make insurance claims. In April 2023, GIIA, a Group VIE as an insurance intermediary with qualifications for nationwide sale of insurance products, collection of insurance premiums, investigation and settlement of losses on an agency basis, started operating and entered into cooperation agreements with certain mainstream insurance companies. We also announced strategic cooperation relationships with leading insurance companies to explore insurance products and services in relation to ADAS.

•

Automotive loan referral and auto financing. We cooperate with financial institutions and connect them with customers who seek automotive financing solutions. To complement services of these financial institutions, we also offer auto financing to our customers through a wholly-owned subsidiary. Such auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets.

Strategic Transactions

On July 26, 2023, we and the Volkswagen Group entered into the VW Technical Framework Agreement on strategic technical collaboration and the VW Share Purchase Agreement for strategic minority investment by the Volkswagen Group in us. Pursuant to the VW Technical Framework Agreement, we and the Volkswagen Group will cooperate on joint development of the two B-class battery electric vehicles models for sale in the Chinese market under Volkswagen brand, leveraging respective core competencies and our G9 platform and connectivity and ADAS software. Pursuant to the VW Share Purchase Agreement, on December 6, 2023, we completed the issuance of an aggregate of 94,079,255 Class A ordinary shares to Volkswagen Nominee for approximately US$705.6 million. Furthermore, on February 29, 2024, we and Volkswagen Group announced entry into a Master Agreement on Platform and Software Strategic Technical Collaboration (the “Master Agreement”), which accelerates the joint development of two B-class battery electric vehicles models for sale in the Chinese market under Volkswagen brand mentioned in the VW Technical Framework Agreement and paves the way for an extended and deeper strategic collaboration in the future. As part of the Master Agreement, we and the Volkswagen Group have also entered into a joint sourcing program for the common parts of vehicles and platform that used by both parties.

On August 27, 2023, we entered into a share purchase agreement with DiDi and Da Vinci Auto Co. Limited, a wholly-owned subsidiary of DiDi, to acquire, in consideration of the Company’s newly issued Class A ordinary shares, the entire issued share capital of Xiaoju Smart Auto Co. Limited, which, together with its subsidiaries, is contemplated to be able to operate the smart auto development business previously conducted by DiDi. We and DiDi simultaneously entered into the DiDi Strategic Cooperation Agreement to embark on cooperation in various areas, including the research and development of the new Smart EV model, operation of the Company’s Smart EV models on DiDi’s ride sharing platform, marketing, financial and insurance services, charging, Robotaxi and the joint development of international market. On November 13, 2023, upon the initial closing of the DiDi Share Purchase Agreement, we issued 58,164,217 Class A ordinary shares to DiDi, and DiDi’s smart auto development business became wholly owned by us and its financial results have been consolidated into our consolidated financial statements. We may issue additional Class A ordinary shares to DiDi under the DiDi Share Purchase Agreement upon satisfaction of certain milestones under such agreement.

Manufacturing

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We take a lean production approach, with the aim of continuous optimization in operating efficiency and product quality. We currently manufacture our vehicles at our own Zhaoqing plant and Guangzhou plant. In addition, the construction of our new manufacturing base in Wuhan has been completed as of March 31, 2024, which is currently pending inspection and acceptance procedures conducted by relevant government authorities.

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

We use a variety of technologies to protect the data with which we are entrusted. For example, we segregate our internal databases and operating systems from our external-facing services and intercept unauthorized access. We anonymize personal data by removing personally identifiable information, when such information is not relevant to our business. We encrypt personal data in transit, using sophisticated security protocols to ensure the integrity and confidentiality. We back up our personal data and operating data on a regular basis in separate back-up systems to minimize the risk of customer data loss or leakage. Whenever an issue related to data privacy is discovered, we take prompt actions to upgrade our system and mitigate any potential problems that may undermine the security of our system. We also have a dedicated privacy and security team and a Data Protection Officer responsible for data protection. We believe our policies and practice with respect to data privacy and security are in compliance with applicable laws and prevalent industry practice in all material aspects.

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

Employees

As of December 31, 2021, 2022, and 2023, we had a total of 13,978, 15,829, and 13,550 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2023.

Function	Number of Employees	Percentage to Total
Research and development	5,401	39.9%
Sales and marketing	4,755	35.1%
Manufacturing	2,879	21.2%
General and administration	91	0.7%
Operation	424	3.1%

Total	13,550	100%

As of December 31, 2023, 13,268 of our employees were based in mainland China or Hong Kong, and 282 of our employees were based overseas.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. In addition, we purchased additional commercial health insurance to increase insurance coverage of our employees. Historically, we have offered and sold our Smart EVs to our employees at discounts. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires within two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes causing material negative publicity.

Facilities

We own land use rights with respect to a parcel of land of over 600,000 square meters in Zhaoqing, Guangdong Province, and such land use rights expire in 2067. We have constructed our Zhaoqing plant on this parcel of land, and the plant has an approved construction area of over 440,000 square meters. We purchased land use rights with respect to an additional parcel of land of over 370,000 square meters in Zhaoqing, Guangdong Province with a construction area of over 220,000 square meters, and such land use rights expire in 2070. We own land use rights with respect to a parcel of land of over 63,000 square meters in Guangzhou, Guangdong Province, and such land use rights expire in 2070. We have constructed our manufacturing facility, which conducts trial production and manufactures charging solutions and electric drive system, on this parcel of land, and the plant has a construction area of over 117,000 square meters. We also own land use rights with respect to a parcel of land of over 68,000 square meters with respect to our technology park in Guangzhou, Guangdong Province, and such land use rights expire in 2061. We also own land use rights with respect to a parcel of land of over 1,000,000 square meters in Wuhan, Hubei Province, and such land use rights do not expire until 2072 or at a later time. We have commenced the construction of a new manufacturing base on this parcel of land in July 2021. As of March 31, 2024, the construction of our new manufacturing base in Wuhan has been completed and is pending inspection and acceptance procedures conducted by relevant government authorities. Certain manufacturing buildings of Guangzhou and Zhaoqing plants and the land use right of our new manufacturing base in Wuhan and our technology park in Guangzhou were secured for the long-term bank loans with a total appraised value of RMB4.26 billion.

We also maintain a number of leased properties. Our Guangzhou plant is located in Guangzhou, Guangdong Province, where we lease over 375,000 square meters of land with 230,000 square meters of construction area. Our corporate headquarters is located in Guangzhou, Guangdong Province, where we lease over 117,000 square meters of properties primarily for corporate administration, research and development, trial production and testing. In addition, we lease a number of properties in Beijing, Shanghai and Shenzhen as well as in Silicon Valley and San Diego in the United States, primarily for research and development and sales and marketing. We also lease a number of facilities for our direct stores, self-operated charging stations and logistics centers across China and several flexible workspaces or co-working spaces in Denmark, the Netherlands, Norway, Sweden and Germany.

We intend to add new facilities or expand our existing facilities as we scale up our business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Insurance

We maintain property insurance, public liability insurance and driver’s liability insurance. Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in China. We also purchase additional commercial health insurance to increase insurance coverage of our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is in line with the industry and adequate to cover our key assets, facilities and liabilities.

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

Raw Materials and Suppliers

We incur significant costs related to procuring components and raw materials required to manufacture our Smart EVs. We use various components and raw materials in our business, such as steel and aluminum, as well as lithium battery cells, millimeter-wave radar, or mmWave radar, and semiconductors. The prices for these components and materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, and thus our business and operating results are subject to variability in the cost and availability of these components and materials. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increases in costs, disruption of supply or shortage of components and materials could have a material adverse impact on our business.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us.”

We procure components from both domestic suppliers and global suppliers, and choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity, price and market reputation. To improve cost efficiency and control supply chain risk, a majority of our components are purchased in China.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

PRC Permissions and Approvals

We have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Zhaoqing Xiaopeng New Energy, and our Smart EVs (the P5, the P7, the G9, the G6 and the X9) being listed in Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Zhaoqing Xiaopeng New Energy to become a qualified manufacturer for the manufacturing and sales of our Smart EVs. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”

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

Regulation Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, which was most recently amended in December 2023 and will become effective in July 2024. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

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

In addition, according to the Administrative Measures for the Entry of Manufacturers of New Energy Vehicles and the Products promulgated by the MIIT on January 6, 2017, which took effect on July 1, 2017 and last amended on July 24, 2020, or Circular 39, the MIIT is responsible for the national-wide administration of new energy vehicles and their manufacturers. The manufacturers shall apply to the MIIT for the entry approval to become a qualified manufacturer in China and shall further apply to the MIIT for the entry approval for the new energy vehicle products before commencing the manufacturing and sale of the new energy vehicle products in China. Both of the new energy vehicle products and their manufacturers will be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT from time to time, or the Manufacturers and Products Announcement, if they have obtained the entry approval from the MIIT.

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

Regulation Related to Compulsory Product Certification

According to the Administrative Regulations on Compulsory Product Certification as promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ, which was merged into the SAMR afterwards, on July 3, 2009 and became effective on September 1, 2009 and as most recently revised on September 29, 2022 and implemented on November 1, 2022, and according to the List of the First Batch of Products Subject to Compulsory Product Certification as promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee, or the CAA on December 3, 2001, and became effective on the same day, QSIQ are responsible for the quality certification of automobiles. Automobiles and the relevant accessories must not be sold, exported or used in operating activities until they are certified by certification authorities designated by CAA as qualified products and granted certification marks.

Regulation Related to Government Subsidies and Exemption of Vehicle Purchase Tax for Purchasing New Energy Vehicles

On April 22, 2015, the MOF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly promulgated the Circular on Financial Subsidies on the Promotion and Application of New Energy Vehicles from 2016 to 2020, or the NEV Financial Subsidies Circular, which took effect on the same day. The NEV Financial Subsidies Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application issued by the MIIT, or the Recommended NEV Catalogue, may enjoy government subsidies. A purchaser may purchase a new energy vehicle from a manufacturer by paying the price deducted by the subsidy amount, and the manufacturer may obtain the subsidy amount from the PRC central government after such new energy vehicle is sold to the purchaser. Our products, the G3 and the P7, are eligible for such subsidies. Furthermore, a preliminary phase-out schedule for the provision of subsidies during the period from 2016 to 2020 contained in NEV Financial Subsidies Circular specifies that the subsidy amount per vehicle, or subsidy criteria, for the year 2017 to 2018 will be reduced by 20% compared to that of the year 2016, and the subsidy criteria for the year 2019 to 2020 will be reduced by 40% compared to that of the year 2016.

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

On December 26, 2017, the MOF, the State Administration of Taxation, or the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempted from Vehicle Purchase Tax jointly issued by MIIT and the SAT. On April 16, 2020, the MOF, the SAT and the MIIT further promulgated the Announcement on Relevant Policies for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which took effect on January 1, 2021, and further extended the exemption period for the vehicle purchase tax of new energy vehicles to December 31, 2022. Furthermore, on September 18, 2022, the MOF, the SAT and the MIIT stipulated the Announcement on Continuation for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which continues to extend the exemption period for the vehicle purchase tax for new energy vehicles to December 31, 2023. On June 19, 2023, the MOF and the MIIT issued the Announcement on Continuation and Optimization for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, pursuant to which new energy vehicles purchased during the period from January 1, 2024 to December 31, 2025 shall be exempted from the vehicle purchase tax and the exemption amount for each new energy passenger vehicle shall not exceed RMB30,000; new energy vehicles purchased during the period from January 1, 2026 to December 31, 2027 shall be subject to the vehicle purchase tax at a reduced rate by half and the exemption amount for each new energy passenger vehicle shall not exceed RMB15,000.

Regulation Related to Electric Vehicle Charging Infrastructure

Pursuant to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles which took effect on July 14, 2014, the Guiding Opinions of the General Office of the State Council on Accelerating the Construction of Charging Infrastructure of the Electric Vehicle which took effect on September 29, 2015, the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020) which took effect on October 9, 2015 and the Development Plan for the New-energy Vehicle Industry (2021-2035) which took effect on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and requires relevant local authorities to adopt simplified construction approval procedures and expedite the approval process. In particular, only newly-built centralized charging and battery replacement power stations with independent land occupation are required to obtain the construction approvals and permits from the relevant authorities. Government guidance price should be implemented in managing the rate of the charging service fees before the year 2020. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructure in Residential Areas jointly promulgated by the NDRC, the National Energy Administration, the MIIT and the Ministry of Housing and Urban-Rural Development on July 25, 2016 provides that charging infrastructures in residential areas should be covered by product liability insurance policies and charging safety liability insurance policies, and operators of electric vehicle charging and battery swap infrastructure facilities are required to be covered under safety liability insurance policies. Furthermore, on January 10, 2022, the NDRC, together with other competent government authorities, promulgated the Implementation Opinions on Further Improving the Service Guarantee Capability of Electric Vehicle Charging Infrastructure, targeting to further strengthen the electric vehicle charging infrastructure’s capacity by optimizing the construction of urban public charging network and accelerating the effective coverage of the fast-charging facilities on the highways. In addition, on July 20, 2023, the NDRC and the MIIT, together with several other government authorities, promulgated the Several Measures for Promoting Automobile Consumption, which aims to strengthen the construction of supporting facilities for new energy automobiles by, among others, accelerating the construction of charging infrastructure in townships and countries, highways, residential areas and other locations.

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

Regulations Relating to Parallel Credits Policy on Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the MOF, the MOFCOM, the General Administration of Customs and the QSIQ jointly promulgated the Measures for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprise, which were last amended on June 29, 2023 and took effect on August 1, 2023. Pursuant to the measures, the vehicle manufacturers and vehicle importers above a certain scale are required to maintain their new energy vehicles credits, or NEV credits, above zero. The NEV credits equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores calculated in a manner as stipulated under the measures. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers.

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

Regulation Related to Automobile Sales and Consumer Rights Protection

Pursuant to the Product Quality Law of the PRC promulgated on February 22, 1993 and most recently amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and may be subject to confiscation of the products and fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the violator’s business license may be revoked. Pursuant to the Regulations on the Administration of Recall of Defective Automobile Products, which was issued by the State Council on October 22, 2012 and amended on March 2, 2019, together with the relevant implementing measures as issued by the SAMR, or the Recall Regulations, manufacturers shall recall all defective automobiles in accordance with requirements contained therein; otherwise, the product quality supervision department of the State Council shall order manufacturers to recall accordingly. On November 23, 2020, the SAMR issued a Circular on Further Strengthening the Regulation of Recall of Automobile with Over-The-Air (OTA) Technology, or the OTA Recall Circular, pursuant to which automobile manufacturers that provide technical services to sold automobiles through OTA technology are required to complete filings with the SAMR in accordance with the Recall Regulations, and for technical services through OTA implemented from January 1, 2020 to the date of issuance of the OTA Recall Circular, the automobile manufacturers shall make supplementary filings with the SAMR before December 31, 2020. In addition, if an automobile manufacturer uses OTA technology to eliminate defects and recalls its defective products, it shall make a recall plan and complete a filing with the SAMR in accordance with the Recall Regulations.

According to the Administrative Measures on Automobile Sales promulgated by the MOFCOM on April 5, 2017, which took effect on July 1, 2017, automobile suppliers and dealers shall sell automobiles, spare parts and other related products that are in compliance with relevant provisions and standards of the state, and the dealers shall, in an appropriate manner, expressly indicate the prices of automobiles, spare parts and other related products as well as the rates of charges for various services on their business premises, and shall not sell products at higher prices or charge other fees without express indication. Automobile suppliers and dealers are required to file the basic information through the information management system for the national automobile circulation operated by the competent commerce department of the State Council within 90 days after the receipt of a business license. Where there is any change to the filed information, automobile suppliers and dealers must update such information within 30 days upon such change. The Guiding Opinions on Further Strengthening the Construction of Safety System for New Energy Vehicle Enterprises issued by the MIIT, together with certain other PRC governmental authorities, on March 29, 2022, proposes to comprehensively enhance the safety capabilities of enterprises in safety management mechanism, product quality, operation monitoring, after-sales service, accident response and handling, as well as enhance network security, improve the safety of new energy vehicles, and promote the high-quality development of the new energy vehicle industry.

According to the Notice on the Filing of Online Upgrade of Automotive Software promulgated and implemented by the MIIT Equipment Industry Development Center on April 15,2022, filing shall be made for a vehicle manufacturer that has obtained the manufacturing permission license for road vehicles, the vehicle products with OTA upgrade function produced by it and the OTA upgrade activities conducted, with tiered filing based on the impact assessment of specific upgrading activities. In particular, it can be divided into three categories: (i) for upgrading activities not involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises may directly conduct such upgrading activities after filing; (ii) for upgrading activities involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises shall submit verification materials to ensure that the products comply with national laws and regulations, technical standards and specifications as well as other relevant requirements. Among them, for upgrading activities involving the change of technical parameters in this Notice, enterprises shall apply for product change or extension with the MIIT in accordance with the management requirements of this Notice before filing such upgrading activities, with such upgrade subject to the completion of product admission under this Notice according to the process so as to ensure the consistency of vehicle product production; and (iii) for upgrading activities involving vehicle autonomous driving functions (Level 3 and above of driving automation classification), they should be approved by the MIIT.

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

Regulation Related to Value-added Telecommunications Services

Among all of the applicable laws and regulations, the PRC Telecommunications Regulations, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “value-added telecommunications services”, or “VATS”. VATS are defined as telecommunications and information services provided through public networks. A telecom catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added, which was most recently updated in June 2019.

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

In addition, pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and amended in 2011, “internet information services” refers to the provision of information through the internet to online users and are divided into “commercial internet information services” and “non-commercial internet information services”. A provider of commercial internet information service must obtain the VATS License for internet information service. If the operator provides internet information on a non-commercial basis, it only needs to file the relevant information with the provincial Communication Administration.

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

Regulation Related to Insurance Agency

According to the Provisions on the Supervision and Administration of Insurance Agents, or the Insurance Agents Provisions, issued on November 12, 2020 and took effect on January 1, 2021 by the China Banking and Insurance Regulatory Commission, or the CBIRC, the predecessor of the National Financial Regulatory Administration, an insurance agent refers to an entity or an individual entrusted by insurance companies to handle insurance business by and within the authorization of, and which collects commissions from insurance companies, including the professional insurance agency, the ancillary-business insurance agency and the individual insurance sales agent. In order to engage in insurance agency business, a professional insurance agency shall obtain an insurance agency business permit issued by the National Financial Regulatory Administration or its local counterpart. After obtaining the business license, the insurance agency company has to satisfy the requirements prescribed by Insurance Agents Provisions or other relevant regulations on the shareholder and management qualification, capital contribution, articles of association, corporate governance and internal control procedures with viable business model and sound business and financial information system.

In addition, professional insurance agencies shall, within 5 days from the date of occurrence of any of the following circumstances, report to the National Financial Regulatory Administration through the supervision information system and make public disclosure: (i) change of name, domicile or business address; (ii) change of shareholders, registered capital or the form of organization; (iii) change of name or capital contribution of a shareholder; (iv) amendments to the articles of association; (v) equity investment in, or establishment of offshore insurance institutions or non-operating institutions; (vi) division, merger, dissolution, or termination of insurance agency business activities of branches; (vii) change of the principal person-in-charge of a sub-branch; (viii) administrative penalties, civil punishment or pending investigation of suspected illegal crime; or (ix) other reportable events prescribed by the insurance regulatory body under the State Council.

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

On March 13, 2019, the CAC and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users. The institution designated for this certification is the China Cybersecurity Review Technology and Certification Center. The China Cybersecurity Review Technology and Certification Center has the right to appoint testing agencies to inspect technical capabilities and business operations for the certification.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. These measures require a data processor providing data to overseas recipients and falling under any of the specified circumstances to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstances to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. However, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated by the SCNPC in 1984 and was most recently amended in 2020. Invention patents are valid for twenty years, utility model patents are valid for ten years, and since June 1, 2021, the validation period for design patents whose application date is after June 1, 2021 are extended to fifteen years, in each case from the date of application.

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

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope, direct or indirect securities investment and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice.

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. On December 4, 2023, SAFE issued the Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment, which provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises in specified areas can borrow foreign debt on their own within an amount not exceeding the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. The equity transfer consideration funds in foreign currency received by a domestic equity transferor (including institutions and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing, may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at discretion. However, there are still uncertainties as to the interpretation and implementation of relevant laws and regulations in practice.

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

Regulations on M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2024. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Investors in our Class A ordinary shares and ADSs are purchasing equity interest in XPeng Inc.
(2)

Includes (i) 139 subsidiaries that are wholly-owned by Chengxing Zhidong, (ii) six subsidiaries and three limited partnerships of which a majority equity interest is held by Chengxing Zhidong, and (iii) Zhaoqing Xiaopeng New Energy, of which 100% equity interest was held by Chengxing Zhidong as of December 31, 2023. Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and providing after-sales services. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

(3)

Includes (i) eight subsidiaries that are wholly-owned by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and (ii) two subsidiaries, of which 73.8% and 75% equity interest, respectively, is held by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and its subsidiaries are primarily involved in providing value-added services.

(4)	50% of equity interest in Zhipeng IoV is held by us, and Mr. Heng Xia and Mr. Tao He, our co-founders, hold 40% and 10% of equity interest in Zhipeng IoV, respectively.
(5)

50% of equity interest in Yidian Chuxing is held by us, and Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, and Mr. Heng Xia hold 40% and 10% of equity interest in Yidian Chuxing, respectively.

(6)

Xintu Technology is wholly owned by Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Mr. Heng Xia and Mr. Tao He hold 80% and 20% equity interest, respectively.

(7)	GIIA is wholly owned by Guangzhou Xuetao, and Mr. Yeqing Zheng, our joint company secretary, holds 100% equity interest in Guangzhou Xuetao.
(8)	Wholly held by XPeng Dogotix Holdings Limited through intermediary holding entities.
(9)

Includes three subsidiaries wholly owned by Guangdong Pengxing Intelligent Co., Ltd.: Shenzhen Pengxing Intelligent Co., Ltd., Shenzhen Pengxing Intelligent Research Co., Ltd., Shenzhen Pengxing Intelligent Technology Innovation Co., Ltd. Guangdong Pengxing Intelligent Co., Ltd. and its subsidiaries are primarily involved in research and development of robots with human-robot interaction functions.

Contractual Arrangements with the Group VIEs and Their Shareholders

XPeng Inc. is a Cayman Islands holding company, and the Group’s operations are primarily conducted through its subsidiaries in China and through contractual arrangements with the Group VIEs. Under the PRC laws and regulations, (i) the provision of value-added telecommunication service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through Zhipeng IoV, which is primarily engaged in the business of development and the operation of an Internet of Vehicles (IoV) network involving the XPENG App, and Yidian Chuxing, which is primarily engaged in the business of provision of online-hailing services through online platform including the Youpeng Chuxing App; (ii) the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements, and therefore, we operate such business in China through Xintu Technology and its subsidiary, which is Zhipeng Kongjian, which is primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps and is in the process of renewing the Surveying and Mapping Qualification Certificate (after the Surveying and Mapping Qualification Certificate is renewed, we plan to develop mapping and navigation solutions that will improve customers’ driving experience); and (iii) the provision of insurance agency service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through GIIA, which is primarily engaged in the business of providing insurance agency services.

We have entered into a series of contractual arrangements with each of Zhipeng IoV, Yidian Chuxing, Xintu Technology and GIIA, each a Group VIE, and its respective affiliate shareholders, as described in more details below, including (i) power of attorney agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over such Group VIEs; (ii) exclusive service agreements, which allow us to receive substantially all of the economic benefits from such Group VIEs; and (iii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into such Group VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we maintain a controlling financial interest as the primary beneficiary of the Group VIEs for accounting purposes (as defined in US GAAP, ASC 810). We have consolidated their financial results in our consolidated financial statements without owning a majority equity interest in Zhipeng IoV or Yidian Chuxing or any equity interest in Xintu Technology or GIIA. The Group VIEs do not have a material contribution to the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company.

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

The following is a summary of the currently effective contractual arrangements by and among (i) Xiaopeng Technology, Zhipeng IoV and its individual shareholders, (ii) Xiaopeng Chuxing, Yidian Chuxing and its individual shareholders, (iii) Xiaopeng Technology, Xintu Technology and its shareholder and (iv) Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and its individual shareholder.

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

Loan Agreement

Pursuant to the loan agreement executed in September 2021, Xiaopeng Technology has provided the individual shareholders of Zhipeng IoV with a loan in the aggregate amount of RMB5.0 million to fund business activities as permitted by Xiaopeng Technology. The individual shareholders agree that the proceeds from the transfer of the equity interest of the individual shareholders in Zhipeng IoV, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Technology under the exclusive option agreement, may be used by the individual shareholders to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement; (ii) the expiry date of Xiaopeng Technology’s licensed operating period; and (iii) the expiry date of Zhipeng IoV’s licensed operating period. During the term of loan agreement, Xiaopeng Technology has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

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

Power of Attorney

Pursuant to the power of attorney executed in September 2021, each individual shareholder of Zhipeng IoV has irrevocably undertaken to appoint Xiaopeng Technology or its designated persons (including but not limited to directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the individual shareholders of Zhipeng IoV during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in Zhipeng IoV according to the articles of association of Zhipeng IoV, including but not limited to, the rights to (i) convene and participate in individual shareholders’ meeting pursuant to the articles of Zhipeng IoV in the capacity of a proxy of the individual shareholders of Zhipeng IoV; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at individual shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Zhipeng IoV to be appointed by the individual shareholders, dispose the company assets, amend the articles of Zhipeng IoV and exercise the rights of the individual shareholders in the event of liquidation of Zhipeng IoV; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of the individual shareholders; (iv) to exercise rights of individual shareholders and any other voting rights of individual shareholders under the relevant PRC laws and regulations and the articles of associations of Zhipeng IoV, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Zhipeng IoV by the individual shareholders in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Zhipeng IoV; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

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

Exclusive Option Agreement

Pursuant to the exclusive option agreement executed in September 2021, Zhipeng IoV and each of Zhipeng IoV’s individual shareholders have irrevocably granted Xiaopeng Technology an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Zhipeng IoV then held by its individual shareholders, and the assets of Zhipeng IoV, once or at multiple times at any time in part or in whole at Xiaopeng Technology’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Zhipeng IoV shall be equal to the amount of relevant registered capital contributed by the individual shareholders in Zhipeng IoV while the purchase price for the assets of Zhipeng IoV shall be equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Zhipeng IoV held by its individual shareholders and all of Zhipeng IoV’s assets have been transferred or assigned to Xiaopeng Technology or its designated entities or persons.

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

Loan Agreement

Pursuant to the loan agreement executed in September 2021, Xiaopeng Chuxing has provided the individual shareholders of Yidian Chuxing with a loan in the aggregate amount of RMB5.0 million to fund business activities as permitted by Xiaopeng Chuxing. The individual shareholders agree that the proceeds from the transfer of the equity interest of the individual shareholders in Yidian Chuxing, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Chuxing under the exclusive option agreement, may be used by the individual shareholders to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement; (ii) the expiry date of Xiaopeng Chuxing’s licensed operating period; and (iii) the expiry date of Yidian Chuxing’s licensed operating period. During the term of loan agreement, Xiaopeng Chuxing has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

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

Power of Attorney

Pursuant to the power of attorney executed in September 2021, each individual shareholder of Yidian Chuxing has irrevocably undertaken to appoint Xiaopeng Chuxing or its designated persons (including but not limited directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the individual shareholders of Yidian Chuxing during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in Yidian Chuxing according to the articles of association of Yidian Chuxing, including but not limited to, the rights to (i) convene and participate in individual shareholders’ meeting pursuant to the articles of Yidian Chuxing in the capacity of a proxy of the individual shareholders of Yidian Chuxing; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at individual shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Yidian Chuxing to be appointed by the individual shareholders, dispose the company assets, amend the articles of Yidian Chuxing and exercise the rights of the individual shareholders in the event of liquidation of Yidian Chuxing; (iii) sign or submit any required document, which shall include meeting minutes, to any company registry or other authorities in the capacity of a proxy of the individual shareholders; (iv) to exercise rights of individual shareholders and any other voting rights of individual shareholders under the relevant PRC laws and regulations and the articles of associations of Yidian Chuxing, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Yidian Chuxing by the individual shareholders in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Yidian Chuxing; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

Subject to other terms in the power of attorney, the power of attorney shall remain effective for 20 years from September 10, 2021, and can be automatically renewed for one year every sequent year. The power of attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the power of attorney by Yidian Chuxing or its individual shareholders which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.

Exclusive Option Agreement

Pursuant to the exclusive option agreement executed in September 2021, Yidian Chuxing and each of Yidian Chuxing’s individual shareholders have irrevocably granted Xiaopeng Chuxing an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Yidian Chuxing then held by its individual shareholders, and the assets of Yidian Chuxing, once or at multiple times at any time in part or in whole at Xiaopeng Chuxing’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests shall be equal to the amount of the relevant registered capital contributed by the individual shareholders in Yidian Chuxing while the purchase price for the assets of Yidian Chuxing shall be equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Yidian Chuxing held by its individual shareholders and all of Yidian Chuxing’s assets have been transferred or assigned to Xiaopeng Chuxing or its designated entities or persons.

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

Loan Agreement

Pursuant to the loan agreement executed in August 2021, Xiaopeng Technology should provide the shareholder of Xintu Technology with a loan in the aggregate amount of RMB2.0 million to fund business activities as permitted by Xiaopeng Technology. The shareholder agrees that the proceeds from the transfer of the equity interest of the shareholder in Xintu Technology, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Technology under the exclusive option agreement, may be used by the shareholder to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement; (ii) the expiry date of Xiaopeng Technology’s licensed operating period; and (iii) the expiry date of Xintu Technology’s licensed operating period. During the term of loan agreement, Xiaopeng Technology has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

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

Power of Attorney

Pursuant to the power of attorney executed in August 2021, the shareholder of Xintu Technology has irrevocably undertaken to appoint Xiaopeng Technology or its designated persons (including but not limited to directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the shareholder of Xintu Technology during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in Xintu Technology according to the articles of association of Xintu Technology, including but not limited to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Xintu Technology in the capacity of a proxy of the shareholder of Xintu Technology; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Xintu Technology to be appointed by the shareholder, dispose the company assets, amend the articles of Xintu Technology and exercise the rights of the shareholder in the event of liquidation of Xintu Technology; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of the shareholder; (iv) to exercise rights of the shareholder and any other voting rights of the shareholder under the relevant PRC laws and regulations and the articles of associations of Xintu Technology, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Xintu Technology by the shareholder in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Xintu Technology; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

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

Exclusive Option Agreement

Pursuant to the exclusive option agreement executed in August 2021, Xintu Technology and its shareholder have irrevocably granted Xiaopeng Technology an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Xintu Technology then held by shareholder, and the assets of Xintu Technology, once or at multiple times at any time in part or in whole at Xiaopeng Technology’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Xintu Technology shall be equal to the amount of relevant registered capital contributed by the shareholder in Xintu Technology while the purchase price for the assets of Xintu Technology shall be equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Xintu Technology held by its shareholder and all of Xintu Technology’s assets have been transferred or assigned to Xiaopeng Technology or its designated entities or persons.

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

Contractual Arrangement with GIIA and its Shareholder

On July 22, 2022, Xiaopeng Motors Sales, Mr. Tao He, our co-founder, his spouse, and Guangzhou Xuetao, of which 50% equity interest is owned by Mr. Tao He and 50% is owned by his spouse, entered into a cooperation agreement. According to the cooperation agreement, Xiaopeng Motors Sales designated Mr. Tao He and his spouse as its representatives to acquire 100% of equity interest in GIIA through Guangzhou Xuetao on the same day. On January 31, 2024, Xiaopeng Motors Sales, Mr. Tao He, his spouse, and Guangzhou Xuetao agreed to terminate the above described cooperation agreement. On the same day, a series of contractual arrangements with GIIA were executed by Xiaopeng Motors Sales, Guangzhou Xuetao and Mr. Yeqing Zheng, the individual shareholder of Guangzhou Xuetao, the key terms of which are summarized as follows.

Exclusive Service Agreement

Under the exclusive service agreement executed in January 2024, GIIA appoints Xiaopeng Motor Sales as its exclusive services provider to provide GIIA with services related to GIIA’s business during the term of the exclusive service agreement. In consideration of the services provided by Xiaopeng Motor Sales, GIIA shall pay Xiaopeng Motor Sales annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Motor Sales’ suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Motor Sales, the exclusive service agreement shall remain effective for 20 years from January 31, 2024, and can be automatically renewed for one year every sequent year unless otherwise terminated by a written notice served by Xiaopeng Motor Sales. The exclusive service agreement also provides that Xiaopeng Motor Sales has the exclusive proprietary rights in any and all intellectual property rights which are developed by GIIA at the request of Xiaopeng Motor Sales or are developed by the parties jointly. Our directors consider that the above arrangements will ensure the economic benefits generated from the operations of GIIA will flow to Xiaopeng Motor Sales and hence our company as a whole.

Loan Agreement

Pursuant to the loan agreement executed in January 2024, Xiaopeng Motor Sales should provide Mr. Zheng, the individual shareholder of Guangzhou Xuetao, with a loan in the aggregate amount of RMB31.5 million to acquire 100% of equity interest in GIIA through Guangzhou Xuetao from Mr. Tao He and his spouse. Mr. Zheng has pledged all of his equity interest in Guangzhou Xuetao as a security interest to repay the loan provided by Xiaopeng Motor Sales and guarantee the performance of other obligations under the loan agreement. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement; (ii) the expiry date of Guangzhou Xuetao’s licensed operating period; and (iii) the expiry date of GIIA’s licensed operating period. During the term of loan agreement, Xiaopeng Motor Sales has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement executed in January 2024, Mr. Zheng, the individual shareholder of Guangzhou Xuetao, and Guangzhou Xuetao (collectively, the “Pledgors”) have pledged all of his equity interest in GIIA as a security interest, as applicable, to respectively guarantee the performance of obligations of the Pledgors under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If the Pledgors breach their contractual obligations under these agreements, Xiaopeng Motor Sales, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to the Pledgors, Xiaopeng Motor Sales may exercise the right to enforce the pledge to the extent permitted by PRC laws, which is being paid in priority with the equity interest of GIIA from the proceeds from auction or sale of the equity interest. The Pledgors agree that, during the term of the equity interest pledge agreement, it shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Motor Sales. The Pledgors may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Motor Sales. The equity interest pledge agreement will remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

The equity pledge under the equity interest pledge agreement takes effect after the Pledgors and Xiaopeng Motor Sales have duly signed such agreement. The registration of the equity interest pledge as required by the relevant laws and regulations is currently in process as of the date hereof and we expect to complete such registration in due course in accordance with PRC laws.

Power of Attorney

Pursuant to the power of attorney executed in January 2024, Mr. Zheng and Guangzhou Xuetao (collectively, the “GIIA Shareholder”) have irrevocably undertaken to appoint Xiaopeng Motor Sales or its designated persons (including but not limited directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the GIIA Shareholder during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in GIIA according to the articles of association of GIIA, including but not limited to, the rights to (i) convene and participate in the shareholder’s meeting of GIIA pursuant to the articles of GIIA in the capacity of a proxy of the GIIA Shareholder; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholder’s meetings and the appointment and election of directors, supervisors and other senior management of GIIA to be appointed by the GIIA Shareholder, dispose the company assets, amend the articles of GIIA and exercise the rights of the GIIA Shareholder in the event of liquidation of GIIA; (iii) sign or submit any required document, which shall include meeting minutes, to any company registry or other authorities in the capacity of a proxy of the GIIA Shareholder; (iv) to exercise rights of the GIIA Shareholder and any other voting rights of the GIIA Shareholder under the relevant PRC laws and regulations and the articles of associations of GIIA, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in GIIA by the GIIA Shareholder in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in GIIA; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Motor Sales and its designated persons.

Subject to other terms in the power of attorney, the power of attorney shall remain effective for 20 years from January 31, 2024, and can be automatically renewed for one year every sequent year. The power of attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the power of attorney by the GIIA Shareholder which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.

Exclusive Option Agreement

Pursuant to the exclusive option agreement executed in January 2024, the GIIA Shareholder has irrevocably granted Xiaopeng Motor Sales an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in GIIA then held by the GIIA Shareholder, and the assets of GIIA, once or at multiple times at any time in part or in whole at Xiaopeng Motor Sales’ sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in GIIA shall be equal to the amount of relevant registered capital contributed by the GIIA Shareholder while the purchase price for the assets of GIIA shall be equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of GIIA held by the GIIA Shareholder and all of GIIA’s assets have been transferred or assigned to Xiaopeng Motor Sales or its designated entities or persons.

Subject to the relevant PRC laws and regulations, the GIIA Shareholder has also undertaken that it will return to Xiaopeng Motor Sales any consideration it receives in the event that Xiaopeng Motor Sales exercises the options under the exclusive option agreement to acquire the equity interests in GIIA.

Further, pursuant to the exclusive option agreement, the GIIA Shareholder has irrevocably undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior written approval from Xiaopeng Motor Sales, including but not limited to matters including:

(1)	The GIIA Shareholder shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(2)	The GIIA Shareholder shall not increase or reduce GIIA’s registered capital, or cause it to merge with any other entity;

(3)	The GIIA Shareholder shall not dispose or cause GIIA to dispose of any material assets (other than in its ordinary course of business);

(4)	The GIIA Shareholder shall not terminate or cause GIIA to terminate any material contract or enter into any contract that will conflict with existing material contracts;

(5)	The GIIA Shareholder shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(6)	The GIIA Shareholder shall not cause GIIA to distribute any distributable profit, bonus or dividend;

(7)

The GIIA Shareholder shall not take any action (including inaction) that will affect GIIA’s continued existence or adopt any action that will lead to the possibility of its cessation of business, liquidation or dissolution;

(8)	The GIIA Shareholder shall not amend its articles; and

(9)	The GIIA Shareholder shall not lend or borrow any fund, provide guarantee or any form of security, or undertake any substantial obligations other than in its ordinary business operation.

Transfer of Equity Interest in Zhaoqing Xiaopeng New Energy

Prior to January 2022, each of (i) Zhaoqing Xiaopeng Automobile Co., Ltd., or Zhaoqing Xiaopeng, which is a wholly-owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng, which is jointly owned by Mr. Heng Xia and Mr. Tao He, held 50% of the equity interest of Zhaoqing Xiaopeng New Energy. Pursuant to a share transfer agreement between Zhaoqing Xiaopeng and Zhaoqing Kunpeng dated February 13, 2020, Zhaoqing Kunpeng shall transfer the 50% of the equity interest of Zhaoqing Xiaopeng New Energy to Zhaoqing Xiaopeng at the price of the higher of (i) RMB1 or (ii) the capital injection actually paid by Zhaoqing Kunpeng upon the earlier of (i) the removal of the PRC foreign investment restrictions in whole-unit vehicle industry; and (ii) December 31, 2022. In January 2022, Zhaoqing Kunpeng transferred all of its equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing Xiaopeng. As a result, Zhaoqing Xiaopeng New Energy has become our wholly-owned subsidiary. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

Yuecai Investment in Chengxing Zhidong

On March 12, 2021, a capital increase agreement was entered into among Chengxing Zhidong, Xiaopeng Motors, Guangdong Xiaopeng Automotive Industry Holding Co., Ltd. and Guangdong Yuecai Industrial Investment Fund Partnership Enterprise (Limited Partnership), or Yuecai. Pursuant to the capital increase agreement, Yuecai subscribed for 0.3% equity interest in Chengxing Zhidong for an aggregate consideration of RMB500 million. If an affiliated entity of Chengxing Zhidong, including but not limited to XPeng Inc. or Xiaopeng Motors, completes a public listing within three years from the settlement of the capital increase, the parties may agree to exchange all or a portion of Yuecai’s equity interest in Chengxing Zhidong for shares in the publicly listed entity based on the public offering price. If such public listing does not take place within three years from the settlement of the capital increase, Chengxing Zhidong may repurchase Yuecai’s equity interest for RMB500 million and an interest based on an agreed annualized rate of 6%.

On June 11, 2021, Yuecai notified Chengxing Zhidong that it irrevocably undertakes not to exercise the rights under the capital increase agreement to request Xiaopeng Motors to purchase the shares of Chengxing Zhidong held by it in connection with our listing on the Hong Kong Stock Exchange. Accordingly, Yuecai continued to be a shareholder of Chengxing Zhidong in respect of its entire investment in Chengxing Zhidong following our listing on the Hong Kong Stock Exchange.

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

A. Operating Results

Overview

We are a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that primarily appeal to the large and growing base of middle-class consumers in China. Since inception, we have taken an innovative technology path to our envisioned future of mobility. We intend to empower consumers with our differentiated Smart EVs that can offer disruptive mobility experiences. We believe this can be achieved by fast iteration of software and seamless integration with hardware, which enable us to lead the innovation of Smart EV technologies and provide differentiated Smart EV products to consumers.

Since our inception in 2015, we have become one of the leading Smart EV companies in China, with leading software and hardware technology at our core and bringing innovation in advanced driver assistance, smart connectivity and core vehicle systems. We develop full-stack advanced driver assistance systems, or ADAS, software in house and have deployed such software on mass-produced vehicles. We started to roll out our XNGP in March 2023 and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographical coverage has expanded swiftly in China.

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

•	In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.

•	In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.

•	In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.

•	In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022.

•	In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month.

•	In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023.

•	In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month.

We currently offer the following models:

•	P7 (sports sedan), with a wheelbase of 2,998 mm and CLTC range of 586 km.

•	P5 (family sedan), with a wheelbase of 2,768 mm and CLTC range of 500 km.

•	G9 (mid- to large-sized SUV), with a wheelbase of 2,998 mm and CLTC range between 570 km and 702 km.

•	P7i (sports sedan), with a wheelbase of 2,998 mm and CLTC range between 550 km and 702 km.

•	G6 (coupe SUV), with a wheelbase of 2,890 mm and CLTC range between 580 km and 755 km.

•	X9 (seven-seater MPV), with a wheelbase of 3,160 mm and CLTC range between 610 km and 702 km

Our ADAS and in-car intelligent operating system enable customers to enjoy a differentiated smart mobility experience, and our Smart EVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and has become a critical value proposition appealing to customers.

We seek to expand our customer reach by extending our online and physical sales and service network. Our physical sales network consisted of a total of 500 stores in operation, covering 181 cities as of December 31, 2023. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. In addition, we started to launch the 480kW S4 supercharging stations in China in 2022. As of December 31, 2023, XPENG self-operated charging station network further expanded to 1,108 stations, including 902 XPENG self-operated supercharging stations and 206 destination charging stations. Our S4 supercharging stations have covered over 150 cities in China, including all of the tier-1 and the new tier-1 cities.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We manufacture our vehicles at our own plants in Zhaoqing and Guangzhou, Guangdong province. In addition, the construction of our new manufacturing base in Wuhan has been completed as of March 31, 2024 and is pending inspection and acceptance procedures conducted by relevant government authorities.

Our total revenue grew rapidly from RMB20,988.1 million in 2021 to RMB26,855.1 million in 2022, and further to RMB30,676.1 million in 2023. Our Smart EV deliveries increased from 98,155 units in 2021 to 120,757 units in 2022, and further to 141,601 units in 2023, representing a year-on-year growth rate of 17.3% between 2022 and 2023. Along with strong revenue growth, our gross profit margin decreased from 12.5% in 2021 to 11.5% in 2022, and decreased to 1.5% in 2023.

Our Business Model

We offer an innovative mobility experience through our Smart EVs, software and services. Vehicle sales is the primary source of our revenues. We have launched five Smart EV models as of December 31, 2023 and our X9 on January 1, 2024, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base.

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

•	Development, and customer acceptance and demand, of smart technology functions, such as ADAS and smart connectivity; and

•	Government policies and regulations for EVs and smart technology functions, such as subsidies for EV purchases and government grants for EV manufacturers.

•	Seasonal fluctuations of the customers’ demand for our Smart EVs.

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

Specific Factors Affecting the Group’s Results of Operations

Besides the general factors affecting China’s Smart EV market, the Group’s business and results of operations are also affected by company specific factors, including the following major factors:

Our ability to attract new customers and grow our customer base

We design our Smart EVs to satisfy the needs and preferences of China’s middle-class consumers. We strive to enhance brand recognition among our target customers by consistently delivering smart and upgradable EVs as well as a superior customer experience. Enhanced customer satisfaction will help to drive word-of-mouth referrals, which will reduce our customer acquisition costs. Our ability to attract new customers also depends on the scale and efficiency of our sales network, which includes direct stores, franchised stores and various online marketing channels. We seek to attract new customers cost-efficiently by, among other things, locating many of our stores in shopping malls, adopting an asset-light franchise model and engaging in online precision marketing. In addition, we intend to strategically expand and strengthen our international market presence, initially primarily focusing on overseas markets with higher Smart EV penetration, such as select European markets. As we continue to develop and launch new EV models, invest in our brand and expand our sales and service network, we expect to attract more customers and grow our revenues.

Competitiveness and continued expansion of our Smart EV portfolio

Our ability to periodically introduce new Smart EV models will be an important contributor to our future growth. We have launched five Smart EVs as of December 31, 2023, the G3 (including G3i) (which we have ceased manufacturing and selling), the P7 (including P7i), the P5, the G9 and the G6, and our X9 on January 1, 2024. We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.

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

Investment in technology and talents

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for Chinese customers. Such technologies encompass both software, including software for XPILOT, XNGP, Xmart OS and XOS Tianji, and core vehicle systems, including powertrain and E/E architecture. Accordingly, we dedicate significant resources towards research and development, and our research and development staff accounted for approximately 39.9% of our total employees as of December 31, 2023. In August 2023, we acquired 100% ownership interest of DiDi’s smart auto development business to develop, design and engineer a new smart EV model. In September 2023, we entered into share purchase agreements to acquire shares of Dogotix, which has been dedicated to research and development of robots with human-robot interaction functions since its incorporation. We will continue to recruit and retain talented software developers and engineers to grow our strength in the key technologies. We expect our strategic focus on innovations will further differentiate our Smart EVs as well as software and service offerings, which will in turn enhance our competitiveness.

Improvement of operating efficiency

We aim to improve operating efficiency in every aspect of our business, such as product development, supply chain, manufacturing, sales and marketing, as well as service offerings. We strategically established multiple Smart EV platforms that are scalable for different types of our vehicles with different wheelbases within a wide range, which allows us to develop new models in a fast and cost-efficient manner. Our supply chain affects our cost of sales and gross margin, and we expect to reduce bill-of-material cost, as we ramp up production volume and achieve economies of scale. We also focus on the efficiency in the manufacturing process, including our operations at the Zhaoqing plant and Guangzhou plant. As we expand our product portfolio and grow our revenues, we expect our expenses as a percentage of our revenues to decrease.

Components of Results of Operations

Revenues

The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Revenues
Vehicle sales	20,041,955	95.5	24,839,637	92.5	28,010,857	91.3
Services and others	946,176	4.5	2,015,482	7.5	2,665,210	8.7

Total	20,988,131	100.0	26,855,119	100.0	30,676,067	100.0

The Group generates revenues from (i) vehicle sales, which represent sales of its Smart EVs, and (ii) services and others, primarily including services embedded in a sales contract, maintenance service, supercharging service.

The overall contract price under a sales contract is allocated to each distinct performance obligation based on the relative estimated standalone selling price. For example, the revenue for sales of the Smart EV and home chargers is recognized when the control of the Smart EV is transferred to the customer and the home charger is installed at customer’s designated location.

Cost of sales

The following table sets forth a breakdown of the Group’s cost of sales, expressed as an absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of sales
Vehicle sales	17,733,036	84.5	22,493,122	83.8	28,457,909	92.8
Services and others	632,540	3.0	1,273,606	4.7	1,767,003	5.7

Total	18,365,576	87.5	23,766,728	88.5	30,224,912	98.5

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

The Group’s research and development expenses are mainly driven by the number of its research and development personnel, as well as the stage and scale of its vehicle development and the development of its key software and hardware technologies. The Group dedicates significant resources towards research and development, and its research and development staff accounted for approximately 39.9% of its total employees as of December 31, 2023.

Selling, general and administrative expenses

The following table sets forth a breakdown of the Group’s selling, general and administrative expenses, expressed as an absolute amount and as a percentage of total selling, general and administrative expenses, for the periods indicated:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Selling, general and administrative expenses
Selling expenses	4,276,366	80.6	5,028,958	75.2	5,013,734	76.4

General and administrative expenses	1,029,067	19.4	1,659,288	24.8	1,545,208	23.6

Total	5,305,433	100.0	6,688,246	100.0	6,558,942	100.0

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

Fair value gain on derivative liability relating to the contingent consideration

The Group’s fair value gain on derivative liability relating to the contingent consideration consists of the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

Interest income

The Group’s interest income primarily consists of interest earned on cash deposits in banks.

Interest expenses

The Group’s interest expenses primarily consist of interest expenses with respect to its bank borrowings and other non-current liabilities.

Fair value gain (loss) on derivative assets or derivative liabilities

Fair value gain (loss) on derivative assets or derivative liabilities consists of net gain (loss) from the change in the fair value of derivative assets or derivative liabilities, which are primarily related to forward exchange contracts and the forward share purchase agreement with Volkswagen Group.

Investment gain (loss) on long-term investments

Investment gain (loss) on long-term investments consists of net gain (loss) from the change in the fair value of long-term investments, which include equity investments, over which the Group has neither significant influence nor control, and debt investments.

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

United States

The applicable income tax rate in the United States where our subsidiaries have significant operations for the years ended December 31, 2021, 2022 and 2023 is 27.98%, which is a blended state and federal rate.

PRC

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Pursuant to the Administrative Measures on Certification of High and New Technology Enterprises promulgated by the MOST, MOF and State Taxation Administration on January 29, 2016, certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15%, subject to renewal every three years. During the three-year period, an HNTE must conduct a self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for the enterprise to continue enjoying the preferential tax treatment.

Guangzhou Xiaopeng Motors Technology Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2022, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2022 through 2024.

Zhaoqing Xiaopeng Automobile Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2020 and renewed in December 2023, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2023 through 2025.

Beijing Xiaopeng Automobile Co., Ltd., one of our subsidiaries, applied for the HNTE qualification and received approval in December 2020. Beijing Xiaopeng continued to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022. Since such qualification expired in 2023, this enterprise applies a tax rate of 25% for the year 2023.

Shanghai Xiaopeng Motors Technology Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2022, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2022 through 2024.

Shenzhen Pengxing Smart Research Co., Ltd., one of our subsidiaries, qualified as an HNTE in October 2023, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2023 through 2025.

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there still exists uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

According to a policy promulgated by the State Taxation Administration of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 75% or 100% of its qualified research and development expenses in determining its tax assessable profits for the year.

The additional tax deduction amount of the research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Taxation Administration of the PRC in September 2018, and was further extended to December 31, 2023 as the State Taxation Administration of the PRC announced in March 2021.

The additional tax deduction amount of the qualified research and development expenses has been increased from 75% to 100% for manufacturing entities, effective in 2021, according to a new tax incentives policy promulgated by the State Taxation Administration of the PRC in March 2021, and such preferential tax treatment was further implemented as a long-term arrangement since January 1, 2023, according to a new tax incentives policy promulgated by the State Taxation Administration in March 2023.

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

Vehicle Sales

We generate revenue from sales of our Smart EVs, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within four years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPENG-branded supercharging stations and lifetime warranty of battery, which are defined by our sales policy and accounted for in accordance with ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a customer.

Car buyers in the PRC were entitled to government subsidies when they purchase EVs before December 31, 2022. For efficiency purpose and better customer service, we or Zhengzhou Haima Automobile Co., Ltd. applies for and collects such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. We determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the EVs and the buyer remains liable for such amount in the event the subsidies were not received by us due to the buyer’s fault such as refusal or delay of providing the relevant application information. The government subsidies for the new EVs had expired since January 1, 2023.

In the instance that some eligible customers select to pay by installments for vehicles or batteries under an auto financing program provided to the customers by us, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). We allocate the financing amount to all performance obligations proportionately based on their relative selling prices, as conditions prescribed under ASC 606-10-32-37 are not met.

Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as other sales.

The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the Smart EVs and household charging pile is recognized at a point in time when the control of the Smart EV is transferred to the customer and the charging pile is installed at customer’s designated location. For vehicle internet connection service, we recognize the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially. We will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect the difference between actual costs incurred versus the straight-line cost attribution. For the free battery charging within four years or 100,000 kilometers and charging card to be consumed to exchange for charging services, we consider that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPENG-branded supercharging stations, we recognize the revenue over time based on a straight-line method during the expected useful life of the vehicle.

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

Other services

We provide other services to customers, including services embedded in a sales contract, supercharging service, maintenance service, technical support services, auto financing services and others.

Revenue from services embedded in a sales contract included free battery charging within four years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free battery charging services in XPENG-branded supercharging station. Other services also included supercharging service, maintenance service, technical support service and second-hand vehicle sales services. These services are recognized either over time or point in time, as appropriate, under ASC 606.

Practical expedients and exemptions

We follow the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting, parts replacement service, extended warranty of 10 years or 200,000 kilometers, basic maintenance service of 6 times in 4 years and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. We also perform an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

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

Business Combination

We account for business combinations under ASC 805, Business Combinations. Business combinations are recorded using the acquisition method of accounting, and the transaction consideration of an acquisition is determined based upon the aggregate fair value at the date of exchange of the assets transferred, liabilities incurred, and equity instruments issued, including any consideration contingent upon future events as defined. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests.

The excess of the total transaction consideration over the aggregate fair value of the acquired identifiable net assets is recorded as goodwill. If the total transaction consideration is less than the fair value of the net assets of the subsidiaries acquired, the difference is recognized directly in the consolidated statements of comprehensive loss. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by performing the quantitative test through comparing each reporting unit’s fair value to its carrying value, including goodwill.

Fair Value Determination Related to the Accounting for Business Combination

We estimated the fair value of acquired vehicle platform technology (“VPT”) and vehicle model technology under development (“VMTUD”) from the acquisition of DiDi’s smart auto business using the relief from royalty method and multiperiod excess earnings method, respectively. Our determination of the fair value of acquired VPT and VMTUD involved the use of estimates and assumptions related to projected revenues, royalty rate and discount rate for VPT, and in the case of VMTUD, projected revenues and discount rate. We estimated the useful life of VPT to be 10 years, based on the expected technical obsolescence and innovations and industry experience of such intangible asset. The VMTUD acquired is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. At such time, we will determine the related useful life and method of amortization.

We estimated the acquisition date fair value of the contingent consideration liability based on the total contingent shares to be issued, considering projected delivery volume, and the closing price of the Company’s common share on the acquisition date.

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

	Year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues
Vehicle sales	20,041,955	95.5	24,839,637	92.5	28,010,857	91.3
Services and others	946,176	4.5	2,015,482	7.5	2,665,210	8.7
Total revenues	20,988,131	100.0	26,855,119	100.0	30,676,067	100.0
Cost of sales
Vehicle sales	(17,733,036)	(84.5)	(22,493,122)	(83.8)	(28,457,909)	(92.8)
Services and others	(632,540)	(3.0)	(1,273,606)	(4.7)	(1,767,003)	(5.7)
Total cost of sales	(18,365,576)	(87.5)	(23,766,728)	(88.5)	(30,224,912)	(98.5)
Gross profit	2,622,555	12.5	3,088,391	11.5	451,155	1.5
Operating expenses
Research and development expenses	(4,114,267)	(19.6)	(5,214,836)	(19.4)	(5,276,574)	(17.2)
Selling, general and administrative expenses	(5,305,433)	(25.3)	(6,688,246)	(24.9)	(6,558,942)	(21.4)
Total operating expenses	(9,419,700)	(44.9)	(11,903,082)	(44.3)	(11,835,516)	(38.6)
Other income, net	217,740	1.0	109,168	0.4	465,588	1.5
Fair value gain on derivative liability relating to the contingent consideration	—	—	—	—	29,339	0.1
Loss from operations	(6,579,405)	(31.4)	(8,705,523)	(32.4)	(10,889,434)	(35.5)
Interest income	743,034	3.5	1,058,771	3.9	1,260,162	4.1
Interest expenses	(55,336)	(0.3)	(132,192)	(0.5)	(268,666)	(0.9)
Fair value gain (loss) on derivative assets or derivative liabilities	79,262	0.4	59,357	0.2	(410,417)	(1.3)
Investment gain (loss) on long-term investments	591,506	2.8	25,062	0.1	(224,364)	(0.7)
Exchange gain (loss) from foreign currency transactions	313,580	1.5	(1,460,151)	(5.4)	97,080	0.3
Other non-operating income, net	70,253	0.3	36,318	0.1	41,934	0.1
Loss before income tax expenses and share of results of equity method investees	(4,837,106)	(23.2)	(9,118,358)	(34.0)	(10,393,705)	(33.9)
Income tax expenses	(25,990)	(0.1)	(24,731)	(0.1)	(36,810)	(0.1)
Share of results of equity method investees	—	—	4,117	0.0	54,740	0.2
Net loss	(4,863,096)	(23.3)	(9,138,972)	(34.1)	(10,375,775)	(33.8)

Year Ended December 31, 2023 compared to year ended December 31, 2022

Revenues. The Group’s revenues increased from RMB26,855.1 million in 2022 to RMB30,676.1 million in 2023, which was primarily due to an increase in revenues from vehicle sales. The Group recorded revenues from vehicle sales of RMB28,010.9 million in 2023, as compared to RMB24,839.6 million in 2022. The increase was mainly attributable to the accelerating sales growth of the G6 and the G9 in 2023. We delivered a total of 120,757 units of vehicles in 2022, and a total of 141,601 units of vehicles in 2023. The Group recorded revenues from services and others of RMB2,665.2 million in 2023, as compared to RMB2,015.5 million in 2022. The increase was mainly attributable to the increases of second-hand vehicle sales, maintenance and supercharging services sales, which were in line with the higher accumulated vehicles delivered.

Cost of sales. The Group’s cost of sales increased from RMB23,766.7 million in 2022 to RMB30,224.9 million in 2023. Such increase was mainly in line with vehicle deliveries as described above. The Group recorded cost of sales from vehicle sales of RMB28,457.9 million in 2023, as compared to RMB22,493.1 million in 2022. The Group recorded cost of sales from services and others of RMB1,767.0 million in 2023, as compared to RMB1,273.6 million in 2022.

Gross profit. The Group’s gross profit decreased from RMB3,088.4 million in 2022 to RMB451.2 million in 2023, mainly due to increased sales promotions, the expiry of new energy vehicle subsidies entitled to car buyers, and the inventory provision and losses on purchase commitment related to the G3i and upgrades of existing models.

Vehicle margin. The Group’s vehicle margin was negative 1.6% in 2023, compared with 9.4% for the prior year. The year-over-year decrease was explained by (i) increased sales promotions and the expiry of new energy vehicle subsidies entitled to car buyers, and (ii) the inventory provisions and losses on purchase commitment related to the G3i and upgrades of existing models, with a negative impact of 2.4% on vehicle margin for the fiscal year. Excluding aforementioned (ii), the vehicle margin was positive 0.8%.

Research and development expenses. The Group’s research and development expenses increased by 1.2% from RMB5,214.8 million in 2022 to RMB5,276.6 million in 2023, mainly in line with timing and progress of new vehicle programs.

Selling, general and administrative expenses. The Group’s selling, general and administrative expenses decreased by 1.9% from RMB6,688.2 million in 2022 to RMB6,558.9 million in 2023, primarily due to the decrease of marketing, promotional and advertising expenses resulting from prudent cost control and improved operational efficiency.

Other income, net. The Group recorded other income of RMB465.6 million in 2023, as compared to RMB109.2 million in 2022, primarily due to the increased government subsidies entitled to the Group that are recognized in profit or loss upon receipt, as further performance by us is not required.

Fair value gain on derivative liability relating to the contingent consideration. The Group recorded a fair value gain on derivative liability relating to the contingent consideration of RMB29.3 million in 2023, as compared to nil in 2022, primarily due to the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

Loss from operations. As a result of the foregoing, the Group incurred a loss from operations of RMB10,889.4 million in 2023, as compared to RMB8,705.5 million in 2022.

Interest income. The Group recorded interest income of RMB1,260.2 million in 2023, as compared to RMB1,058.8 million in 2022, primarily due to higher cash balances deposited with banks in 2023.

Interest expenses. The Group recorded interest expenses of RMB268.7 million in 2023, as compared to RMB132.2 million in 2022, primarily due to an increase in bank borrowings.

Fair value gain (loss) on derivative assets or derivative liabilities. The Group recorded fair value loss on derivative assets or derivative liabilities of RMB410.4 million in 2023, which resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of Class A ordinary shares by us for strategic minority investment by the Volkswagen Group, as compared to the fair value gain on derivative assets or derivative liabilities of RMB59.4 million in 2022, which was primarily due to the recognition of fair value gain on forward exchange contracts.

Investment gain (loss) on long-term investments. The Group recorded investment loss on long-term investments of RMB224.4 million in 2023, as compared to the investment gain on long-term investments of RMB25.1 million in 2022 as a result of fair value fluctuation on the Company’s equity and debt investments in 2023.

Exchange gain (loss) from foreign currency transactions. The Group recorded exchange gain from foreign currency transactions of RMB97.1 million in 2023, as compared to exchange loss from foreign currency transactions of RMB1,460.2 million in 2022, primarily reflecting the revaluation impact of U.S. dollar-denominated and Euro-denominated assets held in Renminbi functional currency subsidiaries as a result of the depreciation of the Renminbi against the U.S. dollar and Euro in 2023.

Net loss. As a result of the foregoing, the Group incurred a net loss of RMB10,375.8 million in 2023, as compared to RMB9,139.0 million in 2022.

Year Ended December 31, 2022 compared to year ended December 31, 2021

For a discussion of the Group’s results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 12, 2023.

B. Liquidity and Capital Resources

The Group’s primary sources of liquidity have been through issuance of preferred shares, ordinary shares and bank borrowings, which have historically been sufficient to meet its working capital and capital expenditure requirements. As of December 31, 2021, 2022 and 2023, the Group had cash and cash equivalents, restricted cash, short-term investments and time deposits of a total of RMB43,543.9 million, RMB38,251.8 million, and RMB45,698.5 million, respectively. The Group’s restricted cash, which amounted to RMB3,174.9 million as of December 31, 2023, primarily represents bank deposits for letters of guarantee, bank notes and cash restricted as to withdrawal or use due to legal disputes.

In July 2019 and November 2019, we entered into two loan agreements with a bank in the PRC. The principal amount under each agreement is RMB75.0 million. Each agreement provides for a fixed interest rate of 4.99% per annum and a term of three years. We are obligated to repay in six installments under each agreement. The principal amount of these two loan agreements had been repaid as of December 31, 2021 in advance.

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

In February 2022, we completed a debt issuance of RMB775.0 million automobile leasing carbon-neutral asset-backed securities, or the ABS. The ABS was listed on the Shenzhen Stock Exchange in March 2022. The issued ABS of RMB624.0 million in the senior A tranche with a debt rating of AAA has a coupon rate of 3.00%. The issued ABS of RMB31.0 million in the senior B tranche with a debt rating of AA+ has a coupon rate of 3.50%. In September 2023, the ABS issued by us in February 2022 has matured. In November 2022, we completed another debt issuance of RMB964.0 million ABS on the Shanghai Stock Exchange. The issued ABS of RMB805.0 million in the senior A tranche with a debt rating of AAA has a coupon rate of 2.80% and the issued ABS of RMB39.0 million in senior B tranche with a debt rating of AA+ has a coupon rate of 3.00%. As of December 31, 2023, the total balance of the ABS was RMB185.9 million.

In August 2023, we completed an asset-backed notes (“ABN”) issuance of RMB975.0 million on the inter-bank bond market. The issued ABN of RMB798.0 million in the senior A tranche with a debt rating of AAA has a coupon rate of 3.20% and the issued ABN of RMB44.0 million in senior B tranche with a debt rating of AA+ has a coupon rate of 3.20%. As of December 31, 2023, the total balance of the ABN was RMB330.9 million.

In December 2023, we completed the Volkswagen Investment, in which we issued 94,079,255 Class A ordinary shares representing 4.99% of our outstanding share capital immediately following the Volkswagen Investment for a total consideration of US$705.6 million. The Volkswagen Investment was part of our strategic partnership with Volkswagen Group.

As of December 31, 2023, the Group had short-term borrowings from banks in the PRC of total principals of RMB3,889.1 million and total long-term borrowings (including current and non-current portion, bank loan, ABS, and ABN) of RMB7,014.6 million.

In March 2024, the Company, through its wholly owned subsidiary, completed the launch of an ABS amounting to RMB1,016,000 by issuing debt securities to investors.

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Summary of Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(1,094,591)	(8,232,376)	956,164
Net cash (used in) provided by investing activities	(33,075,878)	4,845,966	631,168
Net cash provided by financing activities	14,627,093	6,003,835	8,015,247
Cash, cash equivalents and restricted cash at beginning of the year	31,541,533	11,634,881	14,714,046
Cash, cash equivalents and restricted cash at end of the year	11,634,881	14,714,046	24,302,049

Operating Activities

Net cash provided by operating activities was RMB956.2 million in 2023, primarily attributable to net loss of RMB10,375.8 million, adjusted for the positive non-cash items primary consisted of: (i) depreciation of property, plant and equipment of RMB1,645.8 million, (ii) inventory write-downs of RMB1,054.7 million, (iii) share-based compensation of RMB550.5 million, (iv) fair value loss on derivative assets or derivative liabilities of RMB410.4 million, (v) amortization of intangible assets of RMB230.5 million, (vi) investment loss on long-term investments of RMB224.4 million, (vii) amortization of right-of-use assets of RMB182.2 million; and further adjusted for changes in itemized balances of operating assets and liabilities that have a positive effect on operating cash flow which were primary consisted of: (i) an increase in accounts and notes payable of RMB7,955.9 million in relation to the increase of purchase of raw material for volume production, (ii) a decrease in accounts and notes receivable of RMB1,138.4 million in relation to collection of new energy vehicle subsidies, (iii) an increase in accruals and other liabilities of RMB1,089.1 million primarily due to the increased accrued cost and expense of research and development, selling and marketing as well as purchase commitments relating to the planned cessation of the G3i and upgrades of certain models, and (iv) an increase of other non-current liabilities of RMB443.5 million primary due to the increased warranty provision in relation to the increased vehicles delivered. However, the positive operating cash flow was partially offset by below negative factors, including non-cash items with negative effect consisted of (i) interest income of RMB352.2 million, (ii) exchange gain from foreign currency transactions of RMB97.1 million; and changes in itemized balances of operating assets and liabilities that have a negative effect which were consisted of an increase in inventory of RMB2,358.8 million primarily in relation to materials for volume production and finished goods and an increase in installment payment receivables of RMB1,473.6 million primarily due to the increase in sales volume.

Net cash used in operating activities was RMB8,232.4 million in 2022, primarily due to net loss of RMB9,139.0 million, adjusted to add back depreciation of property, plant and equipment of RMB915.5 million, share-based compensation of RMB710.5 million, amortization of right-of-use assets of RMB379.2 million, inventory write-downs of RMB220.3 million, and to deduct investment gain on long-term investments of RMB25.1 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in inventory of RMB2,475.8 million in relation to materials for volume production and finished goods, (ii) an increase in accounts and notes receivable of RMB1,210.7 million in relation to the government subsidies that we are entitled to receive, (iii) an increase in installment payment receivables of RMB776.6 million primarily due to the increase in sales volume, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily an increase in accounts and notes payable of RMB1,860.7 million primarily in relation to the grace period we enjoyed for the payment payable to third-party suppliers.

Net cash used in operating activities was RMB1,094.6 million in 2021, primarily due to net loss of RMB4,863.1 million, adjusted to add back depreciation of property, plant and equipment of RMB573.2 million, share-based compensation of RMB379.9 million, amortization of right-of-use assets of RMB229.0 million, inventory write-downs of RMB162.4 million, and to deduct investment gain on long-term investments of RMB591.5 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in installment payment receivables of RMB2,247.1 million primarily due to the increase in sales volume, (ii) an increase in inventory of RMB1,940.2 million in relation to materials for volume production and finished goods and (iii) an increase in accounts and notes receivables of RMB1,560.8 million in relation to the government subsidies that we are entitled to receive, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily an increase in accounts and notes payable of RMB7,250.4 million primarily in relation to the grace period we enjoyed for the payments payable to third party suppliers.

Investing Activities

Net cash provided by investing activities in 2023 was RMB631.2 million, which was primarily attributable to maturities of short-term deposits of RMB5,441.4 million, partially offset by (i) placement of long-term deposits of RMB3,128.8 million and (ii) purchase of property, plant and equipment of RMB2,096.3 million.

Net cash provided by investing activities in 2022 was RMB4,846.0 million, which was primarily attributable to maturity of short-term deposits of RMB11,922.2 million, partially offset by (i) purchase of property, plant and equipment of RMB4,275.8 million and (ii) placement of long-term deposits of RMB3,822.3 million.

Net cash used in investing activities in 2021 was RMB33,075.9 million, which was primarily attributable to (i) placement of short-term deposits of RMB24,899.4 million, (ii) placement of long-term deposits of RMB3,157.9 million, (iii) purchase of property, plant and equipment of RMB2,299.7 million and (iv) prepayment for acquisition of land use rights of RMB1,507.2 million.

Financing Activities

Net cash provided by financing activities in 2023 was RMB8,015.2 million, which was primarily attributable to (i) proceeds from borrowings of RMB8,271.8 million and (ii) proceeds from issuance of our Class A ordinary shares to Volkswagen Group of RMB5,019.6 million, and partially offset by repayment of borrowings of RMB5,162.2 million.

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

Capital Expenditures

The Group made capital expenditures of RMB4,341.2 million, RMB4,680.0 million, and RMB2,311.5 million in 2021, 2022 and 2023, respectively. In these years, the Group’s capital expenditures were used primarily for the construction of plants and purchase of manufacturing equipment, intangible assets and land use rights. The Group expects to make capital expenditures primarily on the construction of plants and purchase of equipment, intangible assets and land use rights in relation to our new manufacturing bases, as well as mold and tooling for new vehicle models.

Contractual Obligations

The following table set forth the Group’s indebtedness and contractual obligations as of December 31, 2023:

	Payment due by period
	Total	Less than 1 Year	1 — 3 Years	3 - 5 Years	More than 5 Years
	(RMB in thousands)
Short-term and long-term borrowings	10,903,717	5,252,935	2,592,307	1,503,701	1,554,774
Operating lease liabilities	2,185,639	444,268	600,715	343,581	797,075
Finance lease liabilities	1,015,462	59,371	63,534	66,602	825,955
Capital commitments for property, plant and equipment	191,690	191,690	—	—	—
Interest on borrowings	1,034,889	309,174	363,492	248,006	114,217
Purchase commitments for raw materials	2,118,392	1,425,353	337,101	355,938	—
Capital commitment for investments	541,186	222,465	318,721	—	—

Total	17,990,975	7,905,256	4,275,870	2,517,828	3,292,021

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

XPeng Inc., the Group’s holding company, has no material operations of its own. The Group conducts its operations primarily through its subsidiaries, the Group VIEs and their subsidiaries in China. As a result, XPeng Inc.’s ability to pay dividends depends upon dividends paid by the Group’s PRC subsidiaries. If the Group’s existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Group. In addition, the Group’s subsidiaries in China are permitted to pay dividends to the Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Group’s subsidiaries, the Group VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Group’s subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the Group VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. For more information, see “Item 4. Information of the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution.”

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

The Group’s research and development expenses were, RMB4,114.3 million, RMB5,214.8 million, and RMB5,276.6 million in 2021, 2022, and 2023 respectively.

See “Item 4. Information of the Company—B. Business Overview—Our Technologies” and “Item 4. Information of the Company—B. Business Overview—Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Xiaopeng He	46	Co-founder, Chairman, Executive Director and Chief Executive Officer
Ji-Xun Foo	55	Non-executive Director
Fei Yang	66	Non-executive Director
Donghao Yang	52	Independent Non-executive Director
Fang Qu	39	Independent Non-executive Director
HongJiang Zhang	63	Independent Non-executive Director
Fengying Wang	53	President
Hongdi Brian Gu	51	Honorary Vice Chairman of the Board and Co-President
Jiaming (James) Wu	40	Vice President of Finance and Accounting
Yonghai Chen	43	Vice President of Product Planning

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

Fei Yang is a non-executive Director of our company. He currently also holds directorship in a member of the Group. Mr. Yang had served as a partner of IDG Capital, an investment and asset management firm, from 1997 to 2018, and had experience in finance, capital operations, mergers and acquisitions. From 1994 to 1997, Mr. Yang served as a director of the Initial Public Offering Division of the CSRC Guangdong Bureau. From 1989 to 1994, he served as a director of the Consultant Division of Guangdong Foreign Trade and Economy Institute, where he specialized in economic research. From 1984 to 1986, Mr. Yang worked at the Jinan Municipal Environmental Protection Bureau. From 1982 to 1984, he worked at the Shandong Academy of Agricultural Sciences as a researcher. Mr. Yang received his master’s degree in environmental geography and his bachelor’s degree in geography from Sun Yat-sen University in July 1989 and October 1982, respectively.

Donghao Yang is an independent non-executive director of our company. Mr. Yang has served as a director of Yatsen Holding Limited, a company listed on the NYSE (symbol: YSG), since July 2020 and the chief financial officer of Yatsen Holding Limited since November 2020. Mr. Yang has served as a director of Vipshop Holdings Ltd., a company listed on the NYSE (symbol: VIPS), since November 2020 and served as the chief financial officer of Vipshop Holdings Ltd. from August 2011 to November 2020. Mr. Yang served as an independent director of Qingmu Digital Technology Co., Ltd., a company listed on the ChiNext Market of Shenzhen Stock Exchange (stock code: 301110), from July 2023 to January 2024. From 2010 to 2011, he served as the chief financial officer of Synutra International Inc., a company listed on the NASDAQ (symbol: SYUT). From 2007 to 2010, Mr. Yang served as the chief financial officer of Greater China of Tyson Foods, Inc., a company listed on the NYSE (symbol: TSN). From 2003 to 2007, Mr. Yang served as a finance director of Valmont Industries (China) Co., Ltd, a subsidiary of Valmont Industries, Inc., a company listed on the NYSE (symbol: VMI). Mr. Yang acquired corporate governance experience through his positions as a chief financial officer and director of Vipshop Holdings Ltd. and also as the chief financial officer of Synutra International Inc. and Greater China of Tyson Foods, Inc. His corporate governance experience includes, among others, (i) reviewing, monitoring and implementing companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing related party transactions, and (iv) understanding the duty of directors to act in the best interests of the company and the shareholders as a whole. Mr. Yang received his master’s degree in business administration from Harvard Business School in June 2003, and his bachelor’s degree in international economics from Nankai University in July 1993.

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

HongJiang Zhang is an independent non-executive director of our company. Dr. Zhang has served as a senior adviser of Carlyle Group since May 2018 and a venture partner at Source Code Capital since December 2016. He served as the chairman of the board of Beijing Academy of Artificial Intelligence from December 2018 to July 2023. From October 2011 to November 2016, he served as the chief executive officer and an executive director of Kingsoft Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 3888), and as the founder and chief executive officer of Kingsoft Cloud Holdings Limited, a company listed on the NASDAQ (symbol: KC). From April 1999 to October 2011, Dr. Zhang served as chief technology officer of the Microsoft Asia-Pacific Research and Development Group. Dr. Zhang was appointed as a Microsoft Distinguished Scientist in 2010. Dr. Zhang has served as an independent director of Zepp Health Corp., a company listed on the NYSE (symbol: ZEPP), since February 2018, and an independent non-executive director and chairman of AAC Technologies Holding Inc., a company listed on the Hong Kong Stock Exchange (stock code: 2018), since January 2019 and May 2020, respectively. He has also served as an independent non-executive director of BabyTree Group, a company listed on the Hong Kong Stock Exchange (stock code: 1761), from November 2018 to August 2022, and an independent director of Digital China Group Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000034) from September 2017 to April 2021. Dr. Zhang has accumulated extensive corporate governance experience through his positions as an independent non-executive director and independent director of Zepp Health Corp., AAC Technologies Holding Inc., BabyTree Group and Digital China Group Co., Ltd. His corporate governance experience includes, among others, (i) reviewing, monitoring and providing recommendations as to companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing and opining on connected transactions, and (iv) understanding the requirements of the Listing Rules and directors’ duty to act in the best interests of the company and the shareholders as a whole. Dr. Zhang received his Ph.D. in electronic engineering from Technical University of Denmark in October 1991, and his bachelor of science degree in radio electronics from Zhengzhou University in July 1982.

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

Mr. Jiaming (James) Wu is our vice president of finance and accounting. Prior to joining the Group, Mr. Wu served as the vice president and chief financial officer of SAIC-GM-Wuling Automotive Co., Ltd. from July 2022 to May 2023. Mr. Wu served as the vice president and chief financial officer of PT SGMW Motor Indonesia from July 2019 to June 2022. From April 2017 to June 2019, Mr. Wu worked as a finance manager at the US headquarters of General Motors Company. From July 2012 to March 2017, Mr. Wu worked as a regional finance manager at General Motors International Operations (GMIO). Mr. Wu received his master’s degree in business administration from Yale University in 2012, and his bachelor’s degree in economics from Shanghai University of International Business and Economics in 2006.

Yonghai Chen is our vice president of product planning. Mr. Chen joined the Group as vice president since January 2022. Prior to joining the Group, Mr. Chen served as the vice president of products of AutoNavi Holdings Limited from 2014 to 2021. Mr. Chen graduated from Beijing Jiaotong University and obtained a master’s degree in safety technology and engineering in 2006.

Arrangements between and with Shareholders

Pursuant to the Investor Rights Agreement between Volkswagen Group and us dated July 26, 2023, we have agreed to appoint an individual nominated by the Volkswagen Group as a non-voting observer to our Board upon the closing of the Volkswagen Investment, as long as the Volkswagen Group continuously holds not less than 3% of the total issued and outstanding shares of the Company. Such observer shall be subject to obligations of non-disclosure of, and no improper use of, confidential information (including inside information) relating to our business and our insider trading policies and procedures, as if such observer is a director. If the holding of the total issued and outstanding shares of the Company by the Volkswagen Group and its affiliates reaches 5% within six months after the completion of the Volkswagen Investment and thereafter is continuously maintained, the Volkswagen Group shall be entitled to present a candidate to our nomination committee and our Board for consideration for appointment as a director. Upon approval by the nomination committee of the Board and the Board, the Company shall appoint such candidate as a Director in compliance with the memorandum and articles of association of the Company and applicable laws and regulations. As of the date of this annual report, Volkswagen Group has appointed a non-voting observer to our Board.

B. Compensation

Compensation

In 2023, we paid an aggregate cash compensation and benefits in kind of RMB87.8 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

RSU Grants

As of March 31, 2024, RSUs which represent 23,395,933 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 362,614 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, which has been established for our share incentive plan. The table below summarizes the outstanding RSUs granted to our directors and executive officers:

Name	Position	Ordinary Shares Underlying Outstanding RSUs granted	Grant Date
Fengying Wang	President	*	March 2023

Hongdi Brian Gu	Honorary Vice Chairman of the Board and Co-President	*	June 2020

		*	July 2020

Jiaming (James) Wu	Vice President of Finance and Accounting	*	July 2023

Yonghai Chen	Vice President of Product Planning	*	January 2022

		*	October 2022

		*	October 2023

Fang Qu	Independent Non-executive Director	*	June 2021

*	Less than 1% of our outstanding shares.

C. Board Practices

Our board of directors consists of six directors, including one executive director two non-executive directors and three independent non-executive directors. Under our current memorandum and articles of association, a director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. Subject to such exceptions specified in the articles of association of our company, a director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his close associates has a material interest nor shall he be counted in the quorum present at the meeting.

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

Audit Committee

Our audit committee consists of Mr. Donghao Yang, Dr. HongJiang Zhang and Mr. Ji-Xun Foo. Mr. Donghao Yang is the chairperson of our audit committee. Mr. Donghao Yang satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Donghao Yang, Dr. HongJiang Zhang and Mr. Ji-Xun Foo meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act; each of Mr. Donghao Yang and Dr. HongJiang Zhang satisfies the requirements for an “independent director” within the meaning of Section 303A.02 of the NYSE Listed Company Manual.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information as of March 31, 2024 with respect to the beneficial ownership of our ordinary shares by:

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

As of March 31, 2024, the total number of ordinary shares outstanding was 1,886,842,246, comprising 1,538,133,989 Class A ordinary shares and 348,708,257 Class B ordinary shares, excluding 2,080,046 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Percentage of total Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers:**
Xiaopeng He(1)	4,400,000	0.3%	348,708,257	18.7%	69.5%
Ji-Xun Foo	—	—	—	—	—
Fei Yang	—	—	—	—	—
Donghao Yang	—	—	—	—	—
Fang Qu	*	*	—	*	*
HongJiang Zhang	—	—	—	—	—
Fengying Wang	*	*	—	*	*
Hongdi Brian Gu(2)	35,574,660	2.3%	—	1.9%	0.7%
Jiaming (James) Wu	—	—	—	—	—
Yonghai Chen	*	*	—	*	*
All Directors and Executive Officers as a Group	40,668,214	2.6%	348,708,257	20.6%	70.2%
Principal Shareholders:
Simplicity and Respect entities(3)	4,400,000	0.3%	348,708,257	18.7%	69.5%
Volkswagen Group(4)	94,079,255	6.1%	—	5.0%	1.9%

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2024, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2024, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2024.

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

(1)

Represents (i) 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, and (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited. Simplicity Holding Limited and Respect Holding Limited are further described in footnote 3 below.

(2)

Represents (i) 4,500,000 Class A ordinary shares held by Hongdi Brian Gu and (ii) 31,074,660 Class A ordinary shares held by Quack Holding Limited. Quack Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. Quack Holding Limited is wholly owned by Mr. Hongdi Brian Gu, who is deemed to be the beneficial owner of the shares held by Quack Holding Limited.

(3)

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

(4)

Represents 94,079,255 Class A ordinary shares held by Volkswagen Finance Luxemburg S.A. Volkswagen Finance Luxemburg S.A. is a company incorporated under the laws of Luxembourg, with its principal business office at 19/21 route d’Arlon, Block B, L - 8009 Strassen, Luxembourg. Volkswagen Finance Luxemburg S.A. is a wholly-owned subsidiary of Volkswagen AG, which is deemed to be the beneficial owner of the shares held by Volkswagen Finance Luxemburg S.A. Volkswagen AG is, a company incorporated under the laws of Germany with limited liability with its principal business office at Berliner Ring 2, 38440, Wolfsburg, Germany, and a public company listed on Frankfurt Stock Exchange in Germany.

To our knowledge, as of March 31, 2024, a total of 474,036,066 Class A ordinary shares (representing approximately 30.8% of our total outstanding Class A ordinary shares) was held by Citibank, N.A., the depositary for our ADS program, via its Hong Kong nominees for the benefit of the holders and beneficial owners of our ADSs. One record holder in the United States held a de minimis number of our Class A ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transaction with Xiaopeng He

As of December 31, 2021, amounts due from Mr. He represent (i) the receivables for operation support service amounting to RMB15.8 million to the companies controlled by Mr. He and (ii) the receivables for operation support service and the prepayment for fixed assets amounting to RMB15.4 million and RMB1.6 million, respectively, to the companies significantly influenced by Mr. He. As of December 31, 2022, amounts due from Mr. He represent the receivables for operation support service and sales of goods amounting to RMB44.8 million and RMB 2.4 million to the companies significantly influenced by Mr. He. As of December 31, 2023, amounts due from Mr. He represent receivables for operation support service and sales of goods amounting to RMB12.6 million and RMB0.4 million, respectively, to the companies significantly influenced by Mr. He.

As of December 31, 2021, amounts due to Mr. He represents (i) the payables for rental expenses amounting to RMB22.1 million to a company controlled by Mr. He and (ii) the payables for asset purchased amounting to RMB2.8 million to a company significantly influenced by Mr. He. As of December 2022, amounts due to Mr. He represent the payables for assets purchased amounting to RMB1.0 million to the companies significantly influenced by Mr. He. As of December 31, 2023, amounts due to Mr. He represent advances from the companies influenced by Mr. He of a de minimis amount.

On September 29, 2023, the Company entered into share purchase agreements with Dogotix and its shareholders, which include a wholly-owned company of Mr. He, pursuant to which, the shareholders of Dogotix agreed to sell and the Company agreed to purchase 74.82% of the total issued shares of Dogotix as of the same day for a total consideration of approximately US$98.96 million.

On January 2, 2024, Guangdong Xiaopeng entered into a cooperation framework agreement with Guangdong Huitian Aerospace Technology Co., Ltd. (廣東匯天航空航天科技有限公司, “Guangdong Huitian”), pursuant to which Guangdong Xiaopeng and Guangdong Huitian agreed to cooperate in the research and development, manufacture, sales and after-sales service of flying vehicles, and Guangdong Xiaopeng will provide R&D service, technology consulting service and sales agent service to Guangdong Huitian. Guangdong Huitian is significantly influenced by Mr. He.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our PRC subsidiaries for our cash requirements. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. See “Item 3.Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and service fees paid by the Group VIEs to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. Our ninth amended and restated memorandum and articles of association became effective on June 20, 2023.

Our registered office is situated at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place in the Cayman Islands as our directors may from time to time decide. Under our current ninth amended and restated memorandum and articles of association, the objects for which our company is established are unrestricted and our company have full power to carry out any object not prohibited by any law as provided by Section 7 (4) of the Companies Act of Cayman Islands.

For certain provisions of our memorandum and articles of association with respect to directors, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.” Please further refer to the information set forth in exhibit 2.4 to this annual report.

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

To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also have moved a portion of our issued Class A ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and ADSs—There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate United States Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Since our Class A ordinary shares are not listed on an established securities market in the United States, it is unclear whether dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be potentially eligible for reduced rates of taxation. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company, or a PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below). As discussed below under “—Passive Foreign Investment Company”, we believe there is a significant risk that we will be a PFIC for the year ended December 31, 2024 and possibly for future years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. However, no foreign tax credit will be allowed in respect of Hong Kong stamp duty. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. However, if you are eligible for Treaty benefits, any PRC withholding taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. Instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing foreign tax credits and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the composition of our income and assets and the value of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for the year ended December 31, 2023, although there can be no assurance in this regard.

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

The determination of whether we are a PFIC is made annually. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition or changes in the value of our assets. In this regard, the value of our assets may be determined by reference to the trading price of our ADSs and Class A ordinary shares, and fluctuations in the trading price of our ADSs and Class A ordinary shares may affect our PFIC status. Because the trading price of our ADSs and Class A ordinary shares has been volatile and has declined significantly between the beginning of 2024 and the date hereof, we believe there is a significant risk that we will be a PFIC for the year ended December 31, 2024 and possibly for future years. In addition, any further decline in the trading price of our ADSs and Class A ordinary shares would increase our PFIC risk. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

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

Sale, Exchange or Other Disposition of ADSs or Class A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares (net of any Hong Kong stamp duty imposed on such proceeds) and your tax basis in the ADSs or Class A ordinary shares (which should similarly take into account any Hong Kong stamp duty paid in connection with the acquisition of the ADSs or Class A ordinary shares), both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes or the PRC treats the sale, exchange or other disposition as an indirect transfer of PRC taxable assets), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use any foreign tax credit arising from PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

For the year ended December 31, 2023, we are entitled to receive payment of US$2.8 million from Citibank, N.A., the depositary bank for our ADR program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders.

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

For the period from August 27, 2020 to December 31, 2023, we had used approximately US$4,100.6 million of the net proceeds received from our initial public offering in the U.S. in August 2020 and our follow-on public offering in December 2020 for (i) research and development of our Smart EVs and technologies, (ii) expansion of sales channels, supercharging network and international markets, (iii) marketing and promotional expenses, (iv) general corporate purposes and (v) strategic investments in core technologies of Smart EV. As of December 31, 2023, we had used HK$9,457.5 million of the net proceeds received from our listing on the Hong Kong Stock Exchange and public offering in July 2021.

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

Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2023, were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal independent public accountant for the periods indicated. We did not pay any other fees to our principal accountant during the periods indicated below.

	For the Year Ended December 31,
	2022	2023
	(In thousands of RMB)
Audit Fees(1)	14,775	16,020
All Other Fees(2)	1,066	400
Total	15,841	16,420

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal independent public accountant for the audit of our annual consolidated financial statements and internal control over financial reporting, review of our quarterly and interim condensed consolidated financial statements.

(2)	All Other Fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal accountant for other advisory services.

The policy of our audit committee is to pre-approve all auditing and non-audit services provided by our principal independent public accountant, including audit services, audit-related services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of the date of this annual report, we have not adopted any share repurchase program. The annual general meeting held on June 20, 2023 approved a general mandate to our board of directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of such approval, for a period until the earliest of (i) the next annual general meeting, (ii) the end of the period within which the next annual general meeting is required to be held, and (iii) when such authority is revoked or varied by an ordinary resolution of our shareholders in general meeting.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two Class A ordinary shares, are listed on the New York Stock Exchange. Our Class A ordinary shares are listed on the Hong Kong Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have an audit committee, a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of six members, only three of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. Under the Hong Kong Listing Rules, at least one-third of our directors shall be independent non-executive directors, and we are required to establish an audit committee, a compensation committee and a nomination committee, but only a majority of each committee’s members are required to be independent non-executive directors. Our audit committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual, while each of them meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our compensation committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. Our nomination committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. In addition, the NYSE Manual requires shareholder approval for issuance of securities in certain situations, which is not required under the Cayman Islands law. We intend to follow the home country practice and the applicable laws and regulations in Hong Kong (including the Hong Kong Listing Rules) in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K.	CYBERSECURITY

Risk management and strategy

We attach great importance to information security and customer privacy protection and have a systematic process for overseeing and managing cybersecurity and related risks, which is integrated into our overall risk management systems and processes. Our cybersecurity program sets out the policies and processes to identify, assess, manage, mitigate and report cybersecurity risks in accordance with industry standards and applicable laws and regulations. The Company has obtained the ISO 27001 Information Security Management System Certificate and ISO 27701 Privacy Information Management System Certificate. Our cybersecurity program is led by a dedicated cybersecurity team principally responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents.

We have established an emergency response center which serves as a central location for the reporting of cybersecurity matters, monitors broader cybersecurity environment, and gathers information on cybersecurity risks from both internal and external sources. We provide monetary rewards for valid identifications of cybersecurity risks. We also maintain a mechanism to monitor updates from applicable regulatory bodies to receive timely alerts on external cybersecurity incidents that may impact us, so that we may promptly assess and respond as needed. We also conduct regular, mandatory privacy protection trainings covering all our employees and maintain a reporting mechanism.

We periodically carry out table-top drills and simulations on cybersecurity incident response and security protection to assess and improve our ability to adapt to security-related threats. In particular, we conduct third-party vulnerability analysis including simulated hacker attacks in connection with our system upgrades. We also engage third-party service providers to conduct security assessments with respect to our ISO certificates and our vehicles network safety.

We also maintain processes to assess cybersecurity risks of our third-party providers, with a goal to strengthen our supply chain resilience to cybersecurity risks. We conduct third-party risk assessment to identify and mitigate risks from third parties such as vendors, suppliers, subcontractors and other third-party providers. We consider cybersecurity risks when determining the selection and oversight of applicable third-party providers.

We have formulated emergency and incident response plans, clarifying the process for handling information security incidents. In the event of a cybersecurity incident, our cybersecurity team would assess, report and react in accordance with our emergency and incident response plans, under the oversight of our Information Security and Data Compliance Committee.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information—D. Risk Factors—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences” and “—Any cyber-attacks, unauthorized access or control of our Smart EVs’ systems could result in loss of confidence in us and our Smart EVs and harm our business.”

Cybersecurity Governance

Our Information Security and Data Compliance Committee (the “Committee”) is primarily responsible for the oversight, decision-making and resources allocation of our cybersecurity efforts. The Committee is chaired by the Honorary Vice Chairman of the Board, and consists of vice presidents of our various business lines. The Committee oversees an Information Security Working Group and a Data Compliance Working Group. Our Information Security Working Group is primarily responsible for designing and maintaining our cybersecurity program and is led by the Head of our Data Intelligence Center. The Committee and the Information Security Working Group include members with relevant knowledge, skills and experience in assessing and managing cybersecurity risks. The Information Security Working Group reports quarterly to the Committee on the specific implementation of our cybersecurity program and any updates on any cybersecurity risks or incidents. In addition to the Honorary Vice Chairman of the Board who chairs the Information Security and Data Compliance Committee, the Audit Committee under our board of directors oversees cybersecurity risks management as part of its overall risk oversight function and discusses cybersecurity risks management at the Audit Committee meetings held every quarter. The Committee reports to our Audit Committee under our board of directors with respect to significant cybersecurity threats.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of XPeng Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39466), previously furnished with the Securities and Exchange Commission on June 20, 2023)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Form of Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-257308), as amended, initially filed with the Securities and Exchange Commission on June 23, 2021)

2.3	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-248098), initially filed with the Securities and Exchange Commission on August 21, 2020)

2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

Exhibit Number	Description of Document
4.2	Form of Employment Agreement between the Registrant and its executive officers based in the PRC (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.3	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Zhipeng IoV and shareholders of Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.4	English translation of Power of Attorney by and among Xiaopeng Technology, Zhipeng IoV and individual shareholders of Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.5	English translation of Loan Agreement by and among Xiaopeng Technology and individual shareholders of Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.6	English translation of Exclusive Service Agreement between Xiaopeng Technology and Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.7	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Zhipeng IoV and individual shareholders of Zhipeng IoV, dated September 6, 2021 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.8	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.9	English translation of Power of Attorney by and among Xiaopeng Chuxing, Yidian Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.10	English translation of Loan Agreement by and among Xiaopeng Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.11	English translation of Exclusive Service Agreement between Xiaopeng Chuxing and Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.12	English translation of Exclusive Option Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and individual shareholders of Yidian Chuxing, dated September 10, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

Exhibit Number	Description of Document
4.13	English translation of Loan Agreement, between Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited and Chengxing Zhidong, dated May 27, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.14	English translation of Amendment No. 1 to the Loan Agreement, by and among Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited, Chengxing Zhidong and Zhaoqing Xiaopeng Automobile Co., Ltd., dated August 25, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.15†	English translation of Xiaopeng Brand Vehicle Cooperative Manufacturing Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.16†	English translation of Xiaopeng Brand Vehicle Distribution Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.17	Second Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.18	Form of Employment Agreement between the Registrant and its executive officers based in the United States (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.19	Form of Employment Agreement between the Registrant and its executive officers based in Hong Kong (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.20	English translation of Cooperation Agreement, dated September 28, 2020, between Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangzhou GET Investment Holdings Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on September 28, 2020)

4.21	English translation of Capital Increase Agreement, dated March 12, 2021, by and among Guangzhou Chengxingzhidong Automotive Technology Co., Ltd., Guangdong Xiaopeng Motors Technology Co., Ltd., Guangdong Xiaopeng Automotive Industry Holding Co., Ltd. and Guangdong Yuecai Industrial Investment Fund Partnership Enterprise (Limited Partnership) (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.22†	English translation of Investment Agreement, dated April 8, 2021, between Administrative Committee of Wuhan Economic & Technological Development Zone and Guangdong Xiaopeng Motors Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.22 to the report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document
4.23	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.24	English translation of Power of Attorney by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.25	English translation of Loan Agreement by and among Xiaopeng Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.26	English translation of Exclusive Service Agreement between Xiaopeng Technology and Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.27	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.28*	Share Purchase Agreement by and among the Registrant, Volkswagen (China) Investment Co., Ltd. and Volkswagen Finance Luxemburg S.A., dated July 26, 2023

4.29*	Investor Rights Agreement by and among the Registrant, Volkswagen (China) Investment Co., Ltd. and Volkswagen Finance Luxemburg S.A., dated July 26, 2023

4.30*	Share Purchase Agreement by and among the Registrant, DiDi Global Inc. and Da Vinci Auto Co. Limited, dated August 27, 2023

4.31*	First Amendment to Share Purchase Agreement, dated August 27, 2023, by and among the Registrant, DiDi Global Inc. and Da Vinci Auto Co. Limited, dated November 12, 2023

4.32*	Agreements for the Sale and Purchase of Shares in Dogotix Inc. by and among XPeng Dogotix Holdings Limited, Dogotix Inc., and each of XProbot Holdings Limited and other minority selling shareholders, dated September 29, 2023

4.33*

English translation of the Termination Agreement to Cooperation Agreement on the Acquisition of Insurance Agency Business Qualification, dated July 22, 2022, by and among Xiaopeng Motors Sales, Mr. Tao He, Mr. Tao He’s spouse and Guangzhou Xuetao, dated January 31, 2024

4.34*	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and the shareholder of Guangzhou Xuetao, dated January 31, 2024

4.35*	English translation of Power of Attorney by and among Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and the shareholder of Guangzhou Xuetao, dated January 31, 2024

4.36*	English translation of Loan Agreement between Xiaopeng Motors Sales and the shareholder of Guangzhou Xuetao, dated January 31, 2024

4.37*	English translation of Exclusive Service Agreement between Xiaopeng Motors Sales and GIIA, dated January 31, 2024

4.38*	English translation of Exclusive Option Agreement by and among Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and the shareholder of Guangzhou Xuetao, dated January 31, 2024

4.39*	Master Agreement on Platform and Software Collaboration by and among Xiaopeng Motors, Xiaopeng Technology, Volkswagen Group (China) Technology Company Ltd. and Volkswagen (Anhui) Company Ltd., dated February 5, 2024

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

Exhibit Number	Description of Document
15.2*	Consent of Independent Registered Public Accounting Firm

97*	Recovery of Erroneously Awarded Incentive-Based Compensation

101.INS*	Inline XBRL Instance Document -this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

†	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XPENG INC.

By:	/s/ Xiaopeng He
	Name:	Xiaopeng He
	Title:	Chairman and Chief Executive Officer

Date: April 17, 2024

XPENG INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of XPeng Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XPeng Inc. and its subsidiaries

(the “Company”) as of December 31, 2023 and 2022,

and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”).

We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated

financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework
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
Warranty Provisions
As described in Notes 2(r) and 17 to the consolidated financial statements, the Company accrued for a warranty reserve for the vehicles it sold. As of December 31, 2023, the accrued warranty reserve was RMB1,009.0 million. The Company set up a warranty reserve through its best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency, and magnitude of future claims with reference made to the past claim history.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the warranty provisions, including controls over management’s estimate of the nature, frequency, and magnitude of future claims with reference made to the past claim history, as well as the completeness and accuracy of actual claims incurred to date
.
These procedures also included, among others, evaluating the reasonableness of significant assumptions employed by management in developing their estimate on nature and frequency of future claims and the related projected costs to be incurred to repair or replace items under warranty, considering current performance and historical experience of the Company, including performing a lookback analysis by comparing forecasted claims in prior periods to actual claims incurred; testing the reliability, completeness, and relevance of management’s data relating to the actual claims incurred to date and verifying that such data was appropriately used by management in the estimation of future claims and determination of the warranty provisions. Professionals with specialized skill and knowledge were used to assist in developing an independent estimate of warranty provisions.

Valuation of Intangible Assets Acquired and Derivative Liability Relating to the Contingent Consideration in Connection with a Business Combination
As described in Notes 2(e) and 5 to the consolidated financial statements, on November 13, 2023, the Company completed the acquisition of Xiaoju Smart Auto Co. Limited and its wholly-owned subsidiaries for a total consideration of RMB3,782.2 million in the form of the Company’s Class A ordinary shares. Intangible assets of vehicle platform technology and vehicle model technology under development were identified from the acquisition, which were valued using the relief from royalty method and the multiperiod excess earnings method, respectively. The Company recorded RMB3,196.1 million in the aggregate related to these acquired intangible assets and a RMB433.8 million balance for a derivative liability relating to the contingent consideration, each of which was measured at fair value upon acquisition. Management applied significant judgment in determining the fair values of the intangible assets acquired and the derivative liability relating to the contingent consideration, including significant assumptions and estimates relating to projected revenues, royalty rate and discount rates for the intangible assets acquired, and in the case of the derivative liability relating to the contingent consideration, projected delivery volume. Management involved an independent valuation firm to assist with the determination of the fair values of the intangible assets acquired and the derivative liability relating to the contingent consideration.
The principal considerations for our determination that performing procedures relating to valuation of intangible assets acquired and derivative liability relating to the contingent consideration in connection with a business combination is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the intangible assets acquired and the derivative liability relating to the contingent consideration, which in turn led to significant auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to projected revenues, royalty rate and discount rates for the intangible assets acquired, and in the case of the derivative liability relating to the contingent consideration, projected delivery volume; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting in connection with the business combination, including controls over management’s identification of the intangible assets and determination of the contingent consideration, and controls over the development of the significant assumptions related to the valuation of these intangible assets and the derivative liability relating to the contingent consideration. These procedures also included, among others, (i) reading the underlying purchase agreement; (ii) evaluating the competence, capability and objectivity of the independent valuation firm engaged by the Company; (iii) testing the relevance and reasonableness of the underlying data used in the valuation; and (iv) evaluating the reasonableness of the significant assumptions used by management related to projected revenues for the valuation of the intangible assets acquired and projected delivery volume for the valuation of the derivative liability relating to the contingent consideration, respectively, through considering the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation methods and the reasonableness of the royalty rate and discount rates assumption used by management.
/s/PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China

April 17, 2024
We have served as the Company’s auditor since 2019.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND 2023
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2(g)	14,607,774	21,127,163
Restricted cash	2(h)	106,272	3,174,886
Short-term deposits	2(i)	14,921,688	9,756,979
Short-term investments	2(k), 6	1,262,129	781,216
Long-term deposits, current portion	2(i)	427,466	7,054,915
Accounts and notes receivable, net		3,872,846	2,716,216
Installment payment receivables, net, current portion	12	1,294,665	1,881,755
Inventory	7	4,521,373	5,526,212
Amounts due from related parties	2 6	47,124	12,948
Prepayments and other current assets	8	2,466,084	2,489,339

Total current assets		43,527,421	54,521,629

Non-current assets
Long-term deposits	2(i)	6,926,450	3,035,426
Restricted long-term deposits	1 6	—	767,899
Property, plant and equipment, net	9	10,606,745	10,954,485
Right-of-use assets, net	18	1,954,618	1,455,865
Intangible assets, net	10	1,042,972	4,948,992
Land use rights, net	11	2,747,854	2,789,367
Installment payment receivables, net	12	2,188,643	3,027,795
Long-term investments	13	2,295,032	2,084,933
Other non-current assets	14	201,271	576,150

Total non-current assets		27,963,585	29,640,912

Total assets		71,491,006	84,162,541

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND 2023 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings	16	2,419,210	3,889,100
Accounts and notes payable		14,222,856	22,210,431
Amounts due to related parties	26	91,111	30,880
Operating lease liabilities, current portion	18	490,811	365,999
Finance lease liabilities, current portion	18	128,279	34,382
Deferred revenue, current portion	20	389,243	630,997
Long-term borrowings, current portion	16	761,859	1,363,835
Accruals and other liabilities	15	5,583,829	7,580,195
Income taxes payable		27,655	5,743

Total current liabilities		24,114,853	36,111,562

Non-current liabilities
Long-term borrowings	16	4,613,057	5,650,782
Operating lease liabilities	18	1,854,576	1,490,882
Finance lease liabilities	18	797,743	777,697
Deferred revenue	20	694,006	668,946
Derivative liability	5	—	393,473
Deferred tax liabilities	24	—	404,018
Other non-current liabilities	17	2,506,106	2,336,654

Total non-current liabilities		10,465,488	11,722,452

Total liabilities		34,580,341	47,834,014

Commitments and contingencies	27

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND 2023 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,376,693,799 and 1,538,109,009 shares issued, 1,371,774,629 and 1,535,297,395 shares outstanding as of December 31, 2022 and 2023, respectively)	22	92	103
Class B Ordinary shares (US$0.00001 par value ; 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	22	21	21
Additional paid-in capital		60,691,019	70,198,031
Statutory and other reserves		6,425	60,035
Accumulated deficit		(25,330,916)	(35,760,301)
Accumulated other comprehensive income		1,544,024	1,830,638

Total shareholders’ equity		36,910,665	36,328,527

Total liabilities and shareholders’ equity		71,491,006	84,162,541

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB
Revenues
Vehicle sales	19	20,041,955	24,839,637	28,010,857
Services and others	19	946,176	2,015,482	2,665,210

Total revenues		20,988,131	26,855,119	30,676,067

Cost of sales (1)
Vehicle sales		(17,733,036)	(22,493,122)	(28,457,909)
Services and others		(632,540)	(1,273,606)	(1,767,003)

Total cost of sales		(18,365,576)	(23,766,728)	(30,224,912)

Gross profit		2,622,555	3,088,391	451,155

Operating expenses (1)
Research and development expenses	2(u)	(4,114,267)	(5,214,836)	(5,276,574)
Selling, general and administrative expenses	2(v)	(5,305,433)	(6,688,246)	(6,558,942)

Total operating expenses		(9,419,700)	(11,903,082)	(11,835,516)

Other income, net	2(y)	217,740	109,168	465,588
Fair value gain on derivative liability relating to the contingent consideration	5	—	—	29,339

Loss from operations		(6,579,405)	(8,705,523)	(10,889,434)

Interest income		743,034	1,058,771	1,260,162
Interest expenses		(55,336)	(132,192)	(268,666)
Fair value gain (loss) on derivative assets or derivative liabilities		79,262	59,357	(410,417)
Investment gain (loss) on long-term investments	13	591,506	25,062	(224,364)
Exchange gain (loss) from foreign currency transactions		313,580	(1,460,151)	97,080
Other non-operating income, net		70,253	36,318	41,934

Loss before income tax expenses and share of results of equity method investees		(4,837,106)	(9,118,358)	(10,393,705)

Income tax expenses	24(a)	(25,990)	(24,731)	(36,810)
Share of results of equity method investees	13	—	4,117	54,740

Net loss		(4,863,096)	(9,138,972)	(10,375,775)

Net loss attributable to ordinary shareholders of XPeng Inc.		(4,863,096)	(9,138,972)	(10,375,775)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB
Net loss		(4,863,096)	(9,138,972)	(10,375,775)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of tax		(918,168)	3,192,573	286,614

Total comprehensive loss attributable to XPeng Inc .		(5,781,264)	(5,946,399)	(10,089,161)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(5,781,264)	(5,946,399)	(10,089,161)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	25	1,642,906,400	1,712,533,564	1,740,921,519
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	25	(2.96)	(5.34)	(5.96)

(1)	Share-based compensation was allocated in cost of sales and operating expenses as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of sales	—	3,183	3,235
Selling, general and administrative expenses	154,995	282,667	206,936
Research and development expenses	224,953	424,636	340,364
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		1,579,805,666	105	(43,044,280)	(4)	46,482,512	—	(730,381)	(11,322,423)	34,429,809

Share-based compensation	23	—	—	—	—	379,948	—	—	—	379,948
Issuance of treasury shares	22	9,396,714	1	(9,396,714)	(1)	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	2 2	—	—	11,075,214	1	(1)	—	—	—	—
Issuance of ordinary shares for vested RSUs	2 2	26,471,648	1	29,494,090	3	(4)	—	—	—	—
Issuance of ordinary shares upon the completion of the Global Offering	2 2	97,083,300	6	—	—	13,118,079	—	—	—	13,118,085
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	(918,168)	—	(918,168)
Net loss		—	—	—	—	—	—	—	(4,863,096)	(4,863,096)
Appropriations to reserves	2(ab)	—	—	—	—	—	6,047	—	(6,047)	—

Balance as of December 31, 2021		1,712,757,328	113	(11,871,690)	(1)	59,980,534	6,047	(1,648,549)	(16,191,566)	42,146,578

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		1,712,757,328	113	(11,871,690)	(1)	59,980,534	6,047	(1,648,549)	(16,191,566)	42,146,578

Share-based compensation	23	—	—	—	—	710,486	—	—	—	710,486
Issuance of treasury shares	22	10,614,576	1	(10,614,576)	(1)	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	22	—	—	17,567,096	1	(1)	—	—	—	—
Issuance of ordinary shares for vested RSUs	22	2,030,152	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	3,192,573	—	3,192,573
Net loss		—	—	—	—	—	—	—	(9,138,972)	(9,138,972)
Appropriations to reserves	2(ab)	—	—	—	—	—	378	—	(378)	—

Balance as of December 31, 2022		1,725,402,056	114	(4,919,170)	(1)	60,691,019	6,425	1,544,024	(25,330,916)	36,910,665

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022		1,725,402,056	114	(4,919,170)	(1)	60,691,019	6,425	1,544,024	(25,330,916)	36,910,665

Share-based compensation	2 3	—	—	—	—	550,535	—	—	—	550,535
Issuance of treasury shares	2 2	8,571,852	—	(8,571,852)	—	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	2 2	—	—	10,679,408	—	—	—	—	—	—
Issuance of ordinary shares for vested RSUs	2 2	599,886	—	—	—	—	—	—	—	—
Issuance of ordinary shares relating to the acquisition of DiDi’s smart auto business	5,22	58,164,217	4	—	—	3,268,541	—	—	—	3,268,545
Contingent consideration classified as equity relating to the acquisition of DiDi’s smart auto business	5	—	—	—	—	260,546	—	—	—	260,546
Issuance of ordinary shares to Volkswagen Group	2 2	94,079,255	7	—	—	5,427,390	—	—	—	5,427,397
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	286,614	—	286,614
Net loss		—	—	—	—	—	—	—	(10,375,775)	(10,375,775)
Appropriations to reserves	2(ab)	—	—	—	—	—	53,610	—	(53,610)	—

Balance as of December 31, 2023		1,886,817,266	125	(2,811,614)	(1)	70,198,031	60,035	1,830,638	(35,760,301)	36,328,527

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB

Cash flows from operating activities
Net loss		(4,863,096)	(9,138,972)	(10,375,775)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	9	573,247	915,481	1,645,760
Amortization of intangible assets	10	25,875	65,714	230,501
Amortization of right-of-use assets		229,031	379,200	182,195
Amortization of land use rights	11	9,642	50,309	48,828
Loss of disposal of property, plant and equipment	2(m)	36,508	15,682	4,863
Loss of disposal of intangible assets		—	—	409
Impairment of property, plant and equipment		34,589	30,849	81,814
Impairment of intangible assets	10	—	26,418	8,712
Current expected credit loss of accounts and notes receivable	2(j)	16,175	11,369	18,222
Current expected credit loss of installment payment receivables	2(j)	49,978	43,971	47,352
Current expected credit loss of other current assets	2(j)	3,578	12,314	4,783
Inventory write-downs	2(l), 7	162,433	220,319	1,054,711
Exchange (gain) loss from foreign currency transactions		(313,580)	1,460,151	(97,080)
Interest income		(351,926)	(237,657)	(352,179)
Share-based compensation	23	379,948	710,486	550,535
Fair value (gain) loss on derivative assets or derivative liabilities		(79,262)	(59,357)	410,417
Fair value gain on derivative liability relating to the contingent consideration	5	—	—	(29,339)
Investment (gain) loss on long-term investments	13	(591,506)	(25,062)	224,364
Share of results of equity method investees	13	—	(4,117)	(54,740)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts and notes receivable		(1,560,777)	(1,210,721)	1,138,408
Inventory		(1,940,225)	(2,475,785)	(2,358,763)
Amounts due from related parties		(32,103)	(14,339)	34,176
Prepayments and other current assets		(652,033)	(219,127)	329,654
Other non-current assets		(68,136)	(23,124)	150,944
Accounts and notes payable		7,250,441	1,860,670	7,955,933
Deferred tax liabilities		—	—	18,797
Deferred revenue	20	588,904	185,961	216,694
Operating lease liabilities		(237,846)	(380,006)	(172,612)
Accruals and other liabilities		2,260,378	119,283	1,089,108
Other non-current liabilities		187,923	237,117	443,545
Installment payment receivables		(2,247,136)	(776,585)	(1,473,594)
Amounts due to related parties		12,857	(17,736)	1,433
Income taxes payable		21,528	4,918	(21,912)

Net cash (used in) provided by operating activities		(1,094,591)	(8,232,376)	956,164

Cash flows from investing activities
(Placement) Maturities of short-term deposits		(24,899,368)	11,922,171	5,441,363
Maturities of short-term investments		62,305	1,625,763	524,172
Placement of long-term deposits		(3,157,891)	(3,822,326)	(3,128,847)
Purchase of property, plant and equipment		(2,299,698)	(4,275,838)	(2,096,326)
Receipt of government subsidy related to assets		12,954	166,260	111,944
Maturities of derivative assets or derivative liabilities		233,050	10,752	—
Purchase of intangible assets		(288,084)	(98,047)	(124,838)
Disposal of property, plant and equipment		24,124	77,059	8,380
Purchase of land use rights		(223,113)	(306,014)	(90,341)
Prepayment for acquisition of assets		(23,132)	—	—
Prepayments for subscription of equity securities		(50,000)	—	—
Prepayment for acquisition of land use rights		(1,507,170)	—	—
Disposal of long-term investments	13	—	165,000	—
Cash paid for long-term investments		(959,855)	(618,814)	(188,681)
Cash acquired relating to a business combination	5	—	—	684,214
Cash paid for an asset acquisition, net of cash acquired		—	—	(509,872)

Net cash (used in) provided by investing activities		(33,075,878)	4,845,966	631,168

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB

Cash flows from financing activities
Proceeds from Global Offering, net of issuance costs		13,146,811	—	—
Proceeds from issuance of ordinary shares to Volkswagen Group		—	—	5,019,599
Proceeds from borrowings	16	840,106	6,800,730	8,271,823
Repayments of borrowings	16	(982,900)	(681,710)	(5,162,232)
Proceeds from debt from third party investors	17	1,660,000	—	—
Repayments of debt from third party investors		—	(98,000)	—
Repayments of finance lease liabilities	18	—	(15,355)	(113,943)
Payments of listing expenses		(36,924)	(1,830)	—

Net cash provided by financing activities		14,627,093	6,003,835	8,015,247

Effects of exchange rate changes on cash, cash equivalents and restricted cash		(363,276)	461,740	(14,576)
Net (decrease) increase in cash, cash equivalents and restricted cash		(19,906,652)	3,079,165	9,588,003
Cash, cash equivalents and restricted cash at beginning of the year		31,541,533	11,634,881	14,714,046

Cash, cash equivalents and restricted cash at end of the year		11,634,881	14,714,046	24,302,049

Supplemental disclosure of cash flows information
Cash paid for interest, net of amounts capitalized		(126,090)	(162,470)	(306,656)
Cash paid for income taxes		—	36,071	25,727
Acquisition of property, plant and equipment included in liabilities		843,732	1,624,432	1,723,130
Cash acquired relating to a business combination		—	—	684,214
Cash paid for an asset acquisition		—	—	(710,479)
Cash acquired relating to an asset acquisition		—	—	200,607
Supplemental disclosure of non-cash investing activities
Ordinary shares issued for the acquisition of DiDi’s smart auto business		—	—	3,087,849
Fair value of contingent consideration relating to the acquisition of DiDi’s smart auto business		—	—	694,357
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
The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing, Guangzhou and Wuhan. As of December 31, 2022 and 2023, its primary operations are conducted in the People’s Republic of China (“PRC”).
(b) Initial Public Offering and Global Offering
In August and December 2020, the Company completed its initial public offering
(“IPO”)
and
follow-on
offering
(“FO”)
on the New York Stock Exchange (“NYSE”).
In July 2021, the Company completed its global offering
(“Global Offering”),
including the Hong Kong Public Offering and the International Offering, on the Hong Kong Stock Exchange
(“HKEX”)
.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs
As of December 31, 2023, the Company’s principal subsidiaries and VIEs are as follows:

	Place of incorporation	Date of incorporation or acquisition	Equity interest held	Principal activities

Principal subsidiaries
Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd. (“Chengxing”)	PRC	January 09, 2015	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd.(“Xiaopeng Technology”)	PRC	May 12, 2016	100%	Design and technology development
Guangzhou Xiaopeng Automobile Manufacturing Co., Ltd.	PRC	April 07, 2017	100%	Design and technology development
Zhaoqing Xiaopeng New Energy Investment Co., Ltd.(“Zhaoqing Xiaopeng New Energy”) (1)	PRC	February 13, 2020	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Automobile Co., Ltd.(“Zhaoqing XPeng”)	PRC	May 18, 2017	100%	Manufacturing of battery pack
Xiaopeng Motors Sales Co., Ltd. (“Xiaopeng Motors Sales”)	PRC	January 08, 2018	100%	Vehicle wholesale and retail
Beijing Xiaopeng Automobile Co., Ltd.(“Beijing Xiaopeng”)	PRC	April 28, 2018	100%	Vehicle wholesale and retail, design and technology development
Beijing Xiaopeng Automobile Sales Service Co., Ltd.	PRC	November 09, 2020	100%	Vehicle wholesale and retail
Guangzhou Xiaopeng Automatic Driving Technology Co., Ltd.	PRC	November 18, 2019	100%	Technology development
Guangzhou Xiaopeng Smart Charging Technology Co., Ltd.	PRC	June 22, 2020	100%	Smart charging technology development
Xiaopeng Automobile Central China (Wuhan) Co., Ltd.(“Wuhan Xiaopeng”)	PRC	April 30, 2021	100%	Technology development and vehicle retail
Shanghai Xiaopeng Motors Technology Co., Ltd.(“Shanghai Xiaopeng”)	PRC	February 12, 2018	100%	Technology development and vehicle retail
Guangzhou Zhipeng Manufacturing Co., Ltd.	PRC	January 14, 2021	100%	Manufacturing of vehicles
Wuhan Xiaopeng Smart Manufacturing Co., Ltd.	PRC	August 16, 2021	100%	Manufacturing of battery pack and electric drive system
XPeng Huitian Holding Limited	BVI	October 12, 2020	100%	Investment holding
XPeng Dogotix Holding Limited	BVI	January 05, 2021	100%	Investment holding
Dogotix Inc.	BVI	October 09, 2023	100%	Investment holding
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	100%	Investment holding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)
(c) Principal subsidiaries and VIEs (continued)

(1)
On February 13, 2020, Zhaoqing Xiaopeng New Energy was established by (i) Zhaoqing XPeng, which is a wholly owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng Motor Technology Co., Ltd. (“Zhaoqing Kunpeng”), which is jointly owned by two shareholders of the Company. Each of Zhaoqing XPeng and Zhaoqing Kunpeng subscribed for 50% of the equity interest of Zhaoqing Xiaopeng New Energy, with Zhaoqing Kunpeng’s capital contribution representing an amount of RMB0 Yuan. Zhaoqing Xiaopeng New Energy holds a license for the manufacture of EVs and smart EVs which was approved by the Ministry of Industry and Information Technology (
“
MIIT”). Pursuant to the terms of the arrangement, Zhaoqing Kunpeng does not have substantive participating rights to and is not entitled to any economic interest in Zhaoqing Xiaopeng New Energy. Therefore, Zhaoqing Xiaopeng New Energy has historically been consolidated by the Company as Zhaoqing XPeng substantially controls the entity’s assets and operating activities and bears fully all risks and rewards of ownership.

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

(2)	The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)
(c) Principal subsidiaries and VIEs (continued)

As of December 31, 2023, the Company’s principal subsidiaries and VIEs are as follows (continued):

	Place of incorporation	Date of incorporation or acquisition	Principal activities
VIEs
Guangzhou Zhipeng IoV Technology Co., Ltd. (“Zhipeng IoV”) (Note 1(c)(i))	PRC	May 23, 2018	Business of development and the operation of an Internet of Vehicles network
Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd. (“Yidian Chuxing”) (Note 1(c)(ii))	PRC	May 24, 2018	Business of provision of online-hailing services through online platform
Guangzhou Xintu Technology Co., Ltd. (“Xintu Technology”) (Note 1(c)(i))	PRC	April 27, 2021	Surveying and mapping
Guangdong Intelligent Insurance Agency Co., Ltd. (“GIIA”, formerly known as Qingdao Miaobao Insurance Agency Co., Ltd.) (Note 1(c)(iii))	PRC	July 22, 2022	Insurance agency
VIEs’ subsidiary
Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. (“Zhipeng Kongjian”, formerly known as Jiangsu Zhitu Technology Co., Ltd., a subsidiary of Xintu Technology) (Note 1(c)(i))	PRC	June 23, 2021	Surveying and mapping
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
On April 27, 2021, Zhipeng IoV established Xintu Technology and became the only shareholder of Xintu Technology. On June 23, 2021, Xintu Technology acquired 100% of the equity interest of Zhipeng Kongjian which possesses surveying and mapping qualification certificate, which is determined to be an asset acquisition.
On August 12, 2021, Guangzhou Kuntu Technology Co., Ltd. (“Kuntu Technology”), a company controlled by the Zhipeng IoV’s Nominee Shareholders, acquired 100% of the equity interest of Xintu Technology from Zhipeng IoV. On the same day, Xiaopeng Technology, Xintu Technology and Kuntu Technology entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Xintu Technology. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Xintu Technology to direct the activities that most significantly impact Xintu Technology’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Xintu Technology. Management concluded that Xintu Technology is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Xintu Technology and shall consolidate the financial results of Xintu Technology in the Group’s consolidated financial statements under U.S. GAAP. As of December 31, 2023, Xintu Technology did not have significant operations, nor any material assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)
(c) Principal subsidiaries and VIEs (continued)

On September 6, 2021, Xiaopeng Technology (wholly owned by the Company) acquired 50% equity interests in Zhipeng IoV from Zhipeng IoV’s Nominee Shareholders. At the same time, the aforementioned contractual agreements had been modified to reflect the change of equity interests in Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Zhipeng IoV, to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Accordingly, the Company continued to consolidate the financial results of Zhipeng IoV under U.S. GAAP. As of December 31, 2023, Zhipeng IoV did not have significant operations, nor any material assets or liabilities.
(ii) Yidian Chuxing which is primarily engaged in the business of provision of online-hailing services through online platform was established by two shareholders of the Company (the “Yidian Chuxing’s Nominee Shareholders”) on May 24, 2018. On May 28, 2018, Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd, (“Xiaopeng Chuxing”), Yidian Chuxing, and Yidian Chuxing’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements provide the Company, as the only shareholder of Xiaopeng Chuxing, with a controlling financial interest under ASC 810 in Yidian Chuxing to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Management concluded that Yidian Chuxing is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Chuxing and shall consolidate the financial results of Yidian Chuxing in the Group’s consolidated financial statements under U.S. GAAP.
On September 10, 2021, Xiaopeng Chuxing (wholly owned by the Company) acquired 50% equity interests in Yidian Chuxing from Yidian Chuxing’s Nominee Shareholders. At the same time, the aforementioned contractual agreements have been modified to reflect the change of equity interests in Yidian Chuxing. Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Yidian Chuxing, to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Accordingly, the Company continued to consolidate the financial results of Yidi
a
n Chuxing under U.S. GAAP. As of December 31, 2023, Yidian Chuxing did not have significant operations, nor any material assets or liabilities.
(iii) GIIA, primarily engaged in the business of insurance agency services and established in 2007, was acquired by Guangzhou Xuetao Enterprise Management Co., Ltd. (“Guangzhou Xuetao”), a company jointly established by the former senior vice president of the Company and his spouse (the “GIIA’s Nominee Shareholders”). On July 22, 2022, Xiaopeng Motors Sales (wholly owned by the Company), Guangzhou Xuetao and GIIA’s Nominee Shareholders entered into a cooperation agreement that Guangzhou Xuetao irrevocably authorized Xiaopeng Motors Sales to exercise the

100%
equity owner’s rights over GIIA. The agreement provides the Company, as the only shareholder of Xiaopeng Motors Sales, with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. As a result of this contractual arrangement, management concluded that GIIA is a VIE of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group’s consolidated financial statements under U.S. GAAP. As of December 31, 2023, GIIA did not have significant operations, nor any material assets or liabilities.

Subsequently, this cooperation agreement was terminated and the new contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney, were entered into among GIIA, Xiaopeng Motors Sales, Guangzhou Xuetao and a new nominee shareholder who is the Group’s general counsel on January 31, 2024. Upon the effective date of these new contractual agreements, the Company remains the ultimate primary beneficiary of GIIA and continues to consolidate the financial results of GIIA.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(d) Liquidity
The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB4,863,096, RMB9,138,972 and RMB10,375,775 for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit amounted to RMB25,330,916 and RMB35,760,301 as of December 31, 2022 and 2023, respectively. Net cash used in operating activities was approximately RMB1,094,591 and RMB8,232,376 for the years ended December 31, 2021 and 2022, respectively. Net cash provided by operating activities was approximately RMB956,164 for the year ended December 31, 2023.
The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its IPO and FO on NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11,409,248 and RMB15,980,227, respectively. In July 2021, with the completion of its Global Offering on HKEX, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of Hong Kong doll
a
r (HK$) 15,823,315
.
In December, 2023, with the completion of the strategic minority investment by Volkswagen Group (“Volkswagen”), the Group received the net proceeds, after deducting related costs and expenses, of
RMB5,019,599. As of December 31, 2023, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB6,308 restricted as to withdrawal or use for legal disputes, short-term deposits, short-term investments, and current portion of long-term deposits was RMB41,888,851.
Management has concluded that its existing balance of cash and cash equivalents, short-term deposits, short-term investments and current portion of long-term deposits as of December 31, 2023, provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

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
A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power: has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investees under a statute or agreement among the shareholders or equity holders.
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
(c) Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, losses on purchase commitments relating to inventory, assessment for impairment of long-lived assets and intangible assets, useful lives and residual values of long-lived assets and finite-lived intangible assets, determination of the fair value of derivative liability relating to the contingent consideration in business combination, fair value of assets and liabilities acquired or assumed in business combination, fair value of assets and liabilities acquired or assumed in asset acquisition, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses, determination of the fair value of derivative assets or liabilities arising from forward exchange contracts, determination of the fair value of debt investments accounted for under the fair value option model as well as subsequent adjustments for equity investments without readily determinable fair values and not accounted for by the equity method.
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
The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity.
(e) Business combinations and goodwill
The Group accounts for business combinations under ASC 805, Business Combinations. Business combinations are recorded using the acquisition method of accounting, and the transaction consideration of an acquisition is determined based upon the aggregate fair value at the date of exchange of the assets transferred, liabilities incurred, and equity instruments issued, including any consideration contingent upon future events as defined. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests.
The excess of the total transaction consideration over the aggregate fair value of the acquired identifiable net assets is recorded as goodwill. If the total transaction consideration is less than the fair values of the net assets of the subsidiaries acquired, the difference is recognized directly in the consolidated statements of comprehensive loss.
Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by performing the quantitative test through comparing each reporting unit’s fair value to its carrying value, including goodwill. No impairment provision was made related to the Group’s goodwill for the year ended December 31, 2023.

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
Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, accounts and notes receivable, installment payment receivables, long-term deposits, restricted long-term deposits, long-term investments, finance lease receivables, other assets, accounts and notes payable, short-term borrowings, finance lease liabilities, operating lease liabilities, accruals and other liabilities, derivative liability and long-term borrowings. As of December 31, 2022 and 2023, the carrying values of these financial instruments, except for other non-current
assets,
non-current
portion of long-term deposits, restricted long-term deposit, non-current
portion of long-term borrowings, and
non-current
portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.
Financial assets and liabilities that are measured at fair value on a recurring basis consist of short-term investments, equity investments with readily determinable fair values, debt investments that are accounted for under the fair value option model and derivative liabilities.
Equity investments with readily determinable fair values (Note 13) are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.
All of the Group’s short-term investments, which are comprised primarily of structured deposits, bank financial products, are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate, gold market price or benchmark interest rates. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as interest rates and currency rates.
The Group has debt investments that are accounted for under the fair value option model (Note 13), and a derivative liability relating to certain contingent consideration (Note 5), which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings. Such debt investments and derivative liability are classified within Level III of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

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
Cash and cash equivalents as reported in the consolidated statements of cash flows are presented separately on the consolidated balance sheets as follows:

	As of December 31, 2022		As of December 31, 2023
	Amount	RMB equivalent	Amount	RMB equivalent
Cash and cash equivalents:
RMB	13,230,745	13,230,745	13,597,107	13,597,107
US$	194,588	1,355,226	1,021,773	7,236,909
HK$	9,256	8,268	4,218	3,823
Others	not applicable	13,535	not applicable	289,324

Total		14,607,774		21,127,163

As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong and United States.
(h) Restricted cash
Restricted cash primarily represents bank deposits for letters of guarantee, bank notes and others amounted to RMB84,371 and RMB3,168,578 as of December 31, 2022 and 2023, respectively. In addition, restricted cash includes certain deposits, amounting to RMB21,901 and RMB6,308, as of December 31, 2022 and 2023, respectively, that are restricted due to legal disputes.
(i) Short-term and long-term deposits
Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2022 and 2023, substantially all of the Group’s short-term deposits amounting to RMB14,921,688 and RMB9,756,979, respectively, had been placed in reputable financial institutions in the PRC.
Long-term deposits represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2022 and 2023, substantially all of the Group’s long-term deposits amounting to RMB7,353,916 and RMB10,090,341, respectively, had been placed in reputable financial institutions in the PRC, out of which, RMB427,466 and RMB7,054,915 will be due within one year and are classified to “Long-term deposits, current portion”, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(j) Current expected credit losses
The Group’s accounts and notes receivable, other current assets, installment payment receivables and finance lease receivables (Note 18) are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets, installment payment receivables and finance lease receivables, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions and supportable forecasts of future economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter end based on the Group’s specific facts and circumstances. For the years ended December 31, 2021, 2022 and 2023, the Group recorded RMB69,731, RMB67,654 and RMB70,357 in expected credit loss expense in selling, general and administrative expenses, respectively. As of December 31, 2022, the expected credit loss provision recorded in current and non-current
assets were RMB67,181 and RMB54,526, respectively. As of December 31, 2023, the expected credit loss provision recorded in current and non-current
assets were RMB76,090 and RMB74,693, respectively.
Accounts and notes receivable are amounts due from large-volume buyers for vehicle sales in the ordinary course and amounts due from government subsidies that are collected on behalf of customers.
Installment payment receivables primarily consist of the aggregate receivables of the installment payments for vehicles or batteries due from customers. The Group classified its installment payment receivables into different categories from performing to non-performing
based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. The lifetime current expected credit losses for the installment payment receivables was determined by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. As of December 31, 2022 and 2023, the majority of the installment payment receivables had been categorized as performing since the customers had a low risk of default, a strong capacity to meet contractual cash flows and had no past due repayments and the amounts of installment payment receivables of other categories were immaterial.
The Group considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case
basis for particular aged receivable balances.
The Group’s expected credit loss of cash and cash equivalents, restricted cash, time deposit in bank, notes receivable and finance lease receivables, within the scope of ASC Topic 326 were immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(j) Current expected credit losses (continued)

The following table summarizes the activity in the allowance for credit losses related to accounts receivable, other current assets and installment payment receivables, for the years ended December 31, 2021, 2022 and 2023 :

For the Year Ended December 31, 2021
Balance as of December 31, 2020	12,507
Current period provision	69,731
Write-offs	(15,142)

Balance as of December 31, 2021	67,096

For the Year Ended December 31, 2022
Balance as of December 31, 2021	67,096
Current period provision	67,654
Write-offs	(13,043)

Balance as of December 31, 2022	121,707

For the Year Ended December 31, 2023
Balance as of December 31, 2022	121,707
Current period provision	70,357
Write-offs	(41,281)

Balance as of December 31, 2023	150,783

(k) Short-term investments
For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected as “Interest income”
in the consolidated statements of comprehensive loss. The Group’s short-term investments in financial instruments were RMB1,262,129 and RMB781,216 as of December 31, 2022 and 2023, respectively.
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
Inventory write-downs of RMB162,433, RMB220,319 and RMB1,054,711 were recognized in cost of sales for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Estimated useful lives
Buildings	20 years
Machinery and equipment	15 months to 10 years
Charging infrastructure	5 years
Vehicles	4 to 5 years
Computer and electronic equipment	3 years
Others	2 to 5 years
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
The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss. Losses on the disposal of property, plant and equipment amounting to RMB36,508, RMB15,682 and RMB4,863 were recognized in operating expenses during the years ended December 31, 2021, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(n) Intangible assets, net
Intangible assets consist of manufacturing license, surveying and mapping qualification, insurance agency qualification, license plate, software, license of maintenance and overhauls, vehicle model technology under development (“VMTUD”), vehicle platform technology (“VPT”), robotics platform technology and other intangible assets. Intangible assets with finite lives, including software, license of maintenance and overhaul, VPT, robotics platform technology and other intangible assets, are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise. Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives
Software	2 to 10 years
License of maintenance and overhauls	26 months
VPT	10 years
Robotics platform technology	10 years
Others	5 to 10 years
The Group estimates the useful life of the software to be 2 to 10 years, VPT and robotics platform technology to be 10 years, based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets. The Group estimates the useful life of the license of maintenance and overhaul to be 26 months based on the contract
terms. The Group estimates the useful life of other intangible assets to be 5 to 10 years, based on the laws and regulations by registration authorities.
The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.
Intangible assets that have indefinite useful lives are manufacturing license, surveying and mapping qualification, insurance agency qualification, license plates and VMTUD, as of December 31, 2023. No useful life was determined in the contract terms when the Group acquired the manufacturing license, surveying and mapping qualification, insurance agency qualification and license plates. The Group expects that such intangible assets are unlikely to be terminated and will continue to be renewed as a matter of course based on industry experience, and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite. The VMTUD acquired through business combination was considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. At such time, the Group will determine the related useful life and method of amortization. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities, are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(n) Intangible assets, net (continued)

The Group evaluates indefinite-lived intangible assets annually as of each balance sheet date to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electronic vehicle industry in China, the Group’s improving sales performance, the stable macroeconomic conditions in China and the Group’s future manufacturing plans, the Company determined that it is not likely that the manufacturing license, surveying and mapping qualification certificate, insurance agency qualification certificate, license plates and VMTUD were impaired as of December 31, 2022 and 2023. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2021, 2022 and 2023.
(o) Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 49.5 to 50 years that represent the terms of land use rights certificate.
(p) Long-term investments
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
The Group continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include current economic and market conditions, the financial condition and operating performance of the equity method investees, and other company specific information.
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

(p) Long-term investments (continued)

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

(q) Impairment of long-lived assets
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
(r) Warranties
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
(s) Revenue recognition
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

(s) Revenue recognition (continued)

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
Vehicle sales
The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPeng-branded supercharging stations and lifetime warranty of battery, which are defined by the Group’s sales policy and accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer.
Car buyers in the PRC were entitled to government subsidies when they purchase electric vehicles before December 31, 2022. For efficiency purpose and better customer service, the Group or Zhengzhou Haima Automobile Co., Ltd. (“Haima Auto”) applies for and collect such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. The Group determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group due to the buyer’s fault such as refusal or delay of providing the relevant application information. The new energy vehicle subsidies had expired since January 1, 2023.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition (continued)
Vehicle sales (continued)

For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, the Group recognizes revenue over time based on a straight-line method initially. The Group will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect differences between actual costs incurred versus the straight line cost attribution. For the free battery charging within 4 years or 100,000 kilometers and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPeng-branded supercharging stations, the Group recognizes the revenue over time based on a straight-line method during the expected useful life of the vehicle.
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
Other services
The Group provides other services to customers including services embedded in a sales contract, supercharging service, maintenance service, technical support services, auto financing services and others.
Revenue from services embedded in a sales contract included free battery charging within
4
years or
100,000
kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free battery charging services in XPeng-branded charging station. Other services also included supercharging service, maintenance service, technical support services and second-hand vehicle sales service. These services are recognized either over time or point in time, as appropriate, under ASC 606.
Practical expedients and exemptions
The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site
troubleshooting, parts replacement service, extended warranty of 10 years or 200,000 kilometers, basic maintenance service of 6 times in 4 years and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.
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

(s) Revenue recognition (continued)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(t) Cost of sales
Vehicle
Cost of vehicle revenue includes direct parts, materials, labor costs and manufacturing overheads (including depreciation of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand
inventories that are either obsolete or in excess of forecasted demand, losses on purchase commitments relating to inventory, and impairment charge of property, plant and equipment.
Services and others
Cost of services and others revenue generally includes cost of direct parts, materials, labor costs, installment costs, costs associated with providing non-warranty
after-sales services and depreciation of associated assets used for providing the services.
(u) Research and development expenses
All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2021, 2022 and 2023, R&D expenses were RMB4,114,267, RMB5,214,836 and RMB5,276,574, respectively.
(v) Selling, general and administrative expenses
Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the years ended December 31, 2021, 2022 and 2023, advertising costs were RMB873,256, RMB577,569 and RMB413,832, respectively, and total sales and marketing expenses were RMB4,276,366, RMB5,028,958 and RMB5,013,734, respectively.
General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2021, 2022 and 2023, general and administrative expenses were RMB1,029,067, RMB1,659,288 and RMB1,545,208, respectively.
(w) Employee benefits
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. There are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB466,444, RMB766,915 and RMB750,002 for the years ended December 31, 2021, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(x) Government grants
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
Government grants relating to the purchase or construction of property, plant and equipment and intangible assets are accounted for as a reduction in such a capitalized amount with the subsidy benefit reflected over the useful life of related asset through reduced depreciation expenses.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(y) Other income, net
For the year ended December 31, 2021, other income, net mainly represents other subsidies that are recognized upon receipt in profit or loss of RMB350,596, as further performance by the Group is not required, offset partially by relocation and disposal cost of RMB132,856 related to the Haima Plant (Note 2
1
).
For the year ended December 31, 2021, other subsidies recognized in other income mainly consisted of government subsidies of RMB214,486 to subsidize its repayment of the long-term borrowings of RMB700,000 due to Zhaoqing High-tech Zone before the original due date (Note 16).
For the years ended December 31, 2022 and 2023, other income, net mainly represents government subsidies that are recognized upon receipt in profit or loss of RMB109,168 and RMB465,588, respectively, as further performance by the Group is not required.
(z) Income taxes
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
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.
(aa) Share-based compensation
The Group grants restricted share units (“RSUs”), restricted shares and share options (collectively, “Share-based Awards”) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards are measured at the grant date fair value of the awards and recognized as expenses using the graded vesting method or straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved.
The fair value of the RSUs granted prior to the completion of the IPO was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.
The fair value of the RSUs granted subsequent to the completion of the IPO is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(aa) Share-based compensation (continued)

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
(ab) Statutory and other reserves
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
In accordance with PRC law, manufacturing enterprises have to make appropriations for the safety production reserve, pursuant to the policies promulgated by the Ministry of Finance and the Ministry of Emergency Management of the State.
For the years ended December 31, 2021, 2022 and 2023, appropriations to the general reserve fund
,
the statutory surplus fund
and safety production reserve
amounted to RMB6,047, RMB378 and RMB53,610, respectively.
(ac) Comprehensive loss
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

(ad) Leases
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
assets.
The Group recognized lease assets and lease liabilities related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. Operating lease assets are included within “Land use rights, net” and
“Right-of-use
assets, net”, and the corresponding operating lease liabilities are included within “Operating lease liabilities, current portion” for the current portion, and within “Operating lease liabilities” for the long-term portion on the consolidated balance sheets as of December 31, 2022 and 2023. Finance lease assets are included within “Property, plant and equipment, net” and the corresponding finance lease liabilities are included within “Finance lease liabilities, current portion” for the current portion, and within “Finance lease liabilities” for the long-term portion on the consolidated balance sheets as of December 31, 2022 and 2023.
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

(ad) Leases (continued)

(b) As a lessor
The Group provides vehicle leasing services to customers under operating lease. The Group recognizes the lease payments as vehicle leasing income in profit or loss over the lease term on a straight-line basis.
The vehicle leasing income was immaterial for the years ended December 31, 2021, 2022 and 2023, respectively.
The Group
classifies
a lease as a sales-type when the lease meets any of one of the following criteria at lease commencement:
i. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
ii. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
iii. The lease term is for the major part of the remaining economic life of the underlying asset.
iv. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
v. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
For a sales-type lease, when collectability is probable at lease commencement, the Group derecognizes the underlying asset, recognizes the net investment in the lease which is the sum of the lease receivable and the ungu
a
ranteed residual asset and recognizes in net income any selling profit or loss based on the business model. The net investment in the lease is presented as “Financial lease receivables, net”, which is included within “Other current asset” for the current portion, and within “Other non-current
asset” for the long-term portion on the consolidate balance sheets as of December 31, 2023. Finance lease receivables are carried at amortized cost comprising of original financing lease, net of unearned income. Interest income is recognized in financing income over the lease term using the interest method.
The Group provides a
15-year
lease of a factory under
a
 sales-type lease. As of December 31, 2023, total finance lease receivable related to this lease amounted to
RMB240,023
.
(ae) Accounts and notes payable
Accounts and notes payable represent the amount due to the suppliers by the Group for the purchase of raw materials. The Group normally receives credit terms of 0 days to 180 days from its suppliers. Accounts payable were RMB7,269,757 and RMB13,491,144 as of December 31, 2022 and 2023, respectively. Notes payable, which were pledged by bank deposits (note 2(h)), were RMB6,953,099 and RMB8,719,287 as of December 31, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(af) Dividends
Dividends are recognized when declared. No dividend was declared for the years ended December 31, 2021, 2022 and 2023, respectively.
(ag) Earnings (losses) per share
Basic earnings (losses) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period using the two-class
method. Under the
two-class
method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (losses) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested RSUs and contingently issuable shares relating to the contingent consideration. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.
(ah) Segment reporting
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
3. Recent Accounting Pronouncements
Recently issued accounting pronouncements not yet adopted
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU
No. 2023-07,
Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment’s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Group are currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024.
In December 2023, the FASB issued ASU
No. 2023-09,
Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

4. Concentration and Risks

(a) Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits were placed with certain reputable financial institutions in the PRC and overseas. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits are financially sound based on publicly available information.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Business Combination
On August 27, 2023, the Company entered into a share purchase agreement (“SPA”) with DiDi Global Inc. (“DiDi”) and Da Vinci Auto Co. Limited (“Target HoldCo”, a direct and wholly
-
owned subsidiary of DiDi), pursuant to which the Company agreed to acquire and DiDi agreed to cause the Target HoldCo to sell the entire issued share capital of Xiaoju Smart Auto Co. Limited and its wholly-owned subsidiaries (“Xiaoju Group”), which were engaged in certain smart auto business that develops, designs and engineers A class automobile vehicles (“DiDi’s smart auto business”).
The Group believe
s
that the acquisition of DiDi’s smart auto business will increase the Group’s brand exposure and customer reach through DiDi’s platform, which will in turn result in commercial growth and opportunities in new international markets.
On November 13, 2023, the closing of the acquisition has been completed and the Company acquired an 100% equity interest in Xiaoju Group with a total purchase consideration of RMB3,782,206, after which Xiaoju Group became wholly-owned subsidiaries of the Company.
The following table summarizes the components of the purchase consideration transferred based on the closing price of the Company’s common share of US$7.83 per share as of the acquisition date:

As of acquisition date
Fair value of ordinary shares issued on the acquisition date (i)	3,087,849
Fair value of contingent consideration related to SOP Milestone (ii)	260,546
Fair value of contingent consideration related to Earn-Out Period Milestone (iii)	433,811

Total Consideration	3,782,206

(i)
The Company issued 58,164,217 Class A ordinary shares to DiDi on the acquisition date. A portion of the fair value for the shares issued, in the amount of RMB180,696 was attributed to a prepayment for subsequent technical support and advertising services to be provided by DiDi to the Group. Accordingly, this amount was not included in the total consideration of the acqu
i
sition.

(ii)
SOP Milestone refers to the start of production (“SOP”) of the new vehicle model (“Qualified New Model”) specified in the SPA for sales and delivery to ordinary customers. The acquisition of DiDi’s smart auto business includes a contingent consideration arrangement that requires an additional 4,636,447 Class A ordinary shares to be issued to DiDi if the SOP Milestone is met, which was classified as equity. In estimating the acquisition date fair value of the contingent consideration related to the SOP Milestone, the Company anticipated that the SOP Milestone would be met and the Company will issue these additional 4,636,447 Class A ordinary shares to DiDi upon the date of the SOP.

(iii)
The acquisition of DiDi’s smart auto business also includes a contingent consideration arrangement that requires additional Class A ordinary shares to be issued to DiDi based on (i) the aggregate delivery volume of the Qualified New Model within the
13-month
period immediately following the start of delivery (“First
Earn-Out
Period”) reaching 100,000 at any time during the period, or (ii) the aggregate delivery volume of the Qualified New Model within the
12-month
period immediately following the expiry of the First
Earn-
O
ut
Period reaching 100,000 at any time during the period, both of which is defined as
“Earn-Out
Period Milestone”. The range of shares to be issued related to the
Earn-Out
Period Milestone is between nil and 28,331,126, leading to the range of fair value of the contingent consideration between nil and RMB1,592,071 on the acquisition
date.
 The Group estimated
the acquisition date fair value of the contingent consideration related to the
Earn-Out
Period Milestone, which is classified as a derivative liability, based on the total contingent shares to be issued
,

considering projected delivery volume,
and the closing price of the Company’s common share on the
acquisition
date. As of December 31, 2023, the fair value of the contingent consideration related to the
Earn-Out
Period Milestone was RMB393,473, with a fair value gain of RMB29,339 recorded in the consolidated statements of comprehensive loss, and the range of fair value of the contingent consideration was between nil and RMB1,463,821
,
 which was mainly due to the change in the Company’s stock price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Business Combination (continued)

The acquisition was accounted for as a business combination. The Group made estimates and judgements in determining the fair values of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The consideration was allocated on the acquisition date as follows:

As of acquisition date
Intangible assets
- VPT (Note 10)	2,586,911
- VMTUD (Note 10)	609,170
- Software	9,570
Cash and cash equivalents	684,214
Prepayments and other current assets	254,402
Property and equipment, net	113,818
Deferred tax assets	453,125
Other non-current assets	127,256
Accounts and notes payable	(30,473)
Accruals and other liabilities	(255,483)
Deferred tax liabilities	(804,410)
Goodwill	34,106

Total	3,782,206

The Group estimated the fair value of acquired VPT using the relief from royalty method. The value is estimated as the present value of the after-tax
cost savings at an appropriate discount rate. In terms of the fair value of the acquired VMTUD, which was initially recognized as in-process
research and development asset, the multiperiod excess earnings method was used. The value is estimated as the present value of the earnings
calculated at an appropriate discount rate. The Group’s determination of the fair values of acquired VPT and VMTUD involved the use of estimates and assumptions related to projected revenues, royalty rate, and discount rates.
The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, including synergies which result from the assembled work force and the benefits of the strategic partnership with DiDi. None of the goodwill recognized is expected to be deductible for income tax purposes.
Pro forma information of the acquisition
The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2022 and 2023 of the Group as if the acquisition had occurred on January 1, 2022. The unaudited pro forma information includes: (i) amortization associated with estimates for the acquired intangible assets and corresponding deferred tax asset and liability; (ii) removal of the transaction costs related to the acquisition and (iii) the associated tax impact on these unaudited pro forma adjustments. The following pro forma financial information is presented for informational purpose only and is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1, 2022, nor is it indicative of future operating results.

	For the year ended December 31,
	2022	2023
Pro forma net revenues	26,855,119	30,856,674
Pro forma net loss	(12,035,550)	(14,066,681)

Since the acquisition date, Xiaoju Group contributed nil to the Group’s consolidated revenue and RMB47,655 to the Group’s consolidated net loss for the year ended December 31,2023, respectively.

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

	As of December 31, 2022				As of December 31, 2023
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Assets
Short-term investments (i) (Note 2(k))	1,262,129	—	1,262,129	—	781,216	—	781,216	—
Debt investments (ii) (Note 13)	1,626,131	—	—	1,626,131	1,228,595	—	—	1,228,595
Equity investments with readily determinable fair values (iii) (Note 13)	112,641	112,641	—	—	104,972	104,972	—	—

	3,000,901	112,641	1,262,129	1,626,131	2,114,783	104,972	781,216	1,228,595

Liability
Derivative liability relating to the contingent consideration (iv) (Note 5)	—	—	—	—	393,473	—	—	393,473

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
(iv) Derivative liability relating to the contingent consideration is valued based on (i) the quoted prices in active markets at the reporting date and (ii) an estimation on potential issuance of the Company’s ordinary shares relating to the contingent consideration from business combination. The Group classifies the valuation techniques that use these inputs as Level III of fair value measurements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

6. Fair Value of Financial Instruments (continued)

Fair value measurements on a
non-recurring
basis
The Group measures investments without readily determinable fair value (Note 13(i)) on a non-recurring
basis when fair value changes can be determined based upon observable and relevant market information. Related adjustments (impairment related) are recorded as appropriate based upon such observable information. An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, it adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the backsolve method based on the equity allocation model with adoption of some key parameters such as risk-free rate, equity volatility, probability of each scenario and dividend yield, which are significant unobservable inputs (Level III).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

7. Inventory
Inventory consisted of the following:

	As of December 31,
	2022	2023
Finished goods	3,059,567	3,661,299
Raw materials	1,449,596	1,834,082
Work-in-process	12,210	30,831

Total	4,521,373	5,526,212

Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers and charging piles.
Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.
Work-in-process
primarily consist of vehicles in production which will be transferred into production cost when incurred.
For
the years ended December 31, 2021, 2022 and 2023, write-downs of inventories to net realizable value, recognized in cost of sales, amounted to RMB162,433, RMB220,319 and RMB1,054,711,
(
out of which RMB77,310 was for the excess of dedicated raw materials as a result of the cessation of production of the G3i and upgrades of existing models), respectively. For the impact of accelerated depreciation and loss on purchase commitments due to the cessation of production and upgrades of certain models, please refer to Note 9(iii) and Note 15, respectively.
8. Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023
Deductible input value-added tax	1,359,581	1,521,488
Prepayments	587,289	395,022
Deposits	92,023	125,451
Receivables from third party online payment service providers	38,201	36,939
Finance lease receivables, current portion, net (Note 18)	—	11,100
Others	388,990	399,339

Total	2,466,084	2,489,339

Prepayments primarily consist of prepayments for raw materials, marketing and consulting services provided by suppliers.
Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9. Property, Plant and Equipment, Net
Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2022	2023

Machinery and equipment	2,589,709	4,647,957
Buildings (i)(ii)	2,206,923	4,125,849
Molds and toolings	1,505,876	2,179,681
Vehicles	867,434	898,607
Leasehold improvements	681,341	695,972
Construction in process (i)	3,858,358	663,640
Computer and electronic equipment	282,082	388,071
Charging infrastructure	369,994	385,832
Others	130,864	226,905

Sub-total	12,492,581	14,212,514

Less: Accumulated depreciation (iii)	(1,788,193)	(3,151,019)
Less: Impairment (iv)	(97,643)	(107,010)

Property, plant and equipment, net	10,606,745	10,954,485
The Group recorded depreciation expenses of RMB573,247, RMB915,481 and RMB1,645,760 for the years ended December 31, 2021, 2022 and 2023, respectively.

(i)
Construction in progress primarily consists of the construction of Guangzhou
Xiaopeng technology park
, Wuhan, Guangzhou and Zhaoqing manufacturing plants, molds, toolings, machinery and equipment relating to the manufacturing of the Group’s vehicles. For the years ended December 31, 2021, 2022 and 2023, the Group capitalized RMB10,598, RMB84,998 and RMB107,415 of gross interest expenses, respectively. Government grants related to capitalized interest expense were accounted for as a reduction of such amounts capitalized in connection with the construction of the manufacturing plants. The benefits of these grants will be reflected through reduced depreciation charges over the useful lives of these assets. Government grants relating to expensed interest are recognized as a liability if received in advance (of the incurrence of the interest expense). Such amounts, when recognized, will reduce the respective interest expense to which the subsidies relate. In September 2022, the construction of the first phase of Guangzhou manufacturing equipment had been completed and transferred to respective fixed assets. In May 2023, the construction of the first phase of Wuhan buildings and manufacturing equipment had been completed and transferred to respective fixed assets.

(ii)
The Group entered into a lease contract with Guangzhou GET New Energy Technology Co., Ltd. (“Guangzhou GET New Energy”) to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the lease asset for the plant was recorded with the amount of RMB1,001,820, being the present value of the lease payment and the exercise price of the purchase obligation (Note 18).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9. Property, Plant and Equipment, Net (continued)

Property, plant and equipment, net, consisted of the following (continued):

(iii)
For the year ended of December 31, 2023, the Company completed an assessment of the estimated units of production of certain molds and toolings and the useful lives of certain production facilities, all of which can only be used for certain vehicle production. The Company’s assessment in 2023, which considered the planned cessation or upgraded of certain vehicle production, indicated that certain production facilities directly used for certain vehicle production will not be used for the period of time originally estimated. As a result, the Company changed its estimates of useful lives for the certain production facilities as well as its estimates of the production volume of certain molds and toolings. These changes in estimates are accounted for on a prospective basis with an acceleration of recorded depreciation expense for impacted production facilities and molds and toolings. The Company recorded an accelerated depreciation expense of RMB295,930 related to these changes in estimates for the year ended December 31, 2023.

(iv)	The accumulated impairment loss was RMB97,643 and RMB107,010 as of December 31, 2022 and 2023, respectively, primarily due to the upgrade of vehicles.
10. Intangible Assets, Net
Intangible assets, net consisted of the following:

	As of December 31, 2022				As of December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount (iv)	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment Amount (iv)	Net Carrying Amount

Finite-lived intangible assets
VPT (i)	—	—	—	—	2,586,911	(43,115)	—	2,543,796
Robotics platform technology (ii)	—	—	—	—	777,711	(19,443)	—	758,268
Software	389,409	(120,766)	(26,418)	242,225	542,335	(287,943)	(35,130)	219,262
License of maintenance and overhauls	2,290	(2,290)	—	—	2,290	(2,290)	—	—
Others (iii)	—	—	—	—	12,033	(417)	—	11,616

Total finite-lived intangible assets	391,699	(123,056)	(26,418)	242,225	3,921,280	(353,208)	(35,130)	3,532,942

Indefinite-lived intangible assets
VMTUD (i)	—	—	—	—	609,170	—	—	609,170
Manufacturing license	494,000	—	—	494,000	494,000	—	—	494,000
Surveying and mapping qualification	250,000	—	—	250,000	250,000	—	—	250,000
Others (iii)	56,747	—	—	56,747	62,880	—	—	62,880

Total indefinite-lived intangible assets	800,747	—	—	800,747	1,416,050	—	—	1,416,050

Total intangible assets	1,192,446	(123,056)	(26,418)	1,042,972	5,337,330	(353,208)	(35,130)	4,948,992

The Group recorded amortization expense of RMB25,875, RMB65,714 and RMB230,501 for the years ended December 31, 2021, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

10. Intangible Assets, Net (continued)

Total future amortization expenses for finite-lived intangible assets were estimated as follows:

Within 1 year	478,432
Between 1 and 2 years	387,426
Between 2 and 3 years	358,742
Between 3 and 4 years	345,978
Between 4 and 5 years	340,744
Thereafter	1,621,620

Total	3,532,942

(i)
The useful life of VPT acquired in the business combination of Xiaoju Group (Note 5) is assessed to be 10 years
. The VMTUD acquired through business combination is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. At such time, the Group will determine the related useful life and method of amortization. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities, are expensed as incurred
. No impairment was recognized for these assets as of December 31, 2023.

(ii)
Dogotix Inc. (“Dogotix”) is primarily engaged in research and development of robots with human-robot interaction functions since 2021. On September 29, 2023, the Group entered into share purchase agreements to acquire 74.82% of the equity interest

of Dogotix for a cash consideration of US$98.96 million (
approximated to

RMB710 million). Upon completion of the acquisition on October 9, 2023, Dogotix became a wholly-owned subsidiary of the Group. The fair value of the 25.18% equity interest in Dogotix previously held by the Group amounted to RMB205 million at the acquisition date. The total consideration amounted to RMB915 million. Substantially all of the fair value of the gross assets (excluding cash and cash equivalents, deferred tax assets, and consideration transferred in excess resulting from the effects of deferred tax liabilities) acquired was concentrated in the robotics platform technology. The acquisition was determined to be an asset acquisition for accounting purposes. The Group accounted for the acquisition of the robotics platform technology as an intangible asset with a total cost of RMB778 million. The useful life of this asset is assessed as 10 years. No impairment was recognized for the asset as of
December
 31
,

2023.

(iii)
As of December 31, 2023, other finite-lived intangible assets included trademarks, domain names and patents amounting to RMB2,626, RMB2,554 and RMB6,436, respectively. As of December 31, 2022, other indefinite-lived intangible assets included license plate amounting to RMB34,747 and insurance agency qualification amounting to RMB22,000. As of December 31, 2023, other indefinite-lived intangible assets included license plate amounting to RMB40,880 and insurance agency qualification amounting to RMB22,000.

(iv)	Impairment losse s of RMB26,418 and RMB8,712 were recognized for the years ended December 31, 2022 and 2023 , respectively, primarily due to the phase out of certain software.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

11. Land Use Rights, Net
Land use rights and related accumulated amortization consisted of the following:

	As of December 31,
	2022	2023
Land use rights	2,822,757	2,913,098
Less: Accumulated amortization	(74,903)	(123,731)

Total land use rights, net	2,747,854	2,789,367

For the years ended December 31, 2022 and 2023, the Group acquired land use rights of RMB2,202,692 and RMB90,341, respectively, to build plants and buildings for its manufacturing of vehicles and daily operation.
The Group entered into a lease contract with Guangzhou GET New Energy to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the right of use asset for the land was recorded with the amount of RMB389,508, being the present value of the lease payment and the exercise price of the purchase obligation(Note 18).
The Group recorded amortization expenses for land use rights of RMB9,642, RMB50,309 and RMB48,828 for the years ended December 31, 2021, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12. Installment Payment Receivables, Net
Installment payment receivables relating to the installment payments for vehicles and batteries from customers consisted of the following:

	As of December 31,
	2022	2023
Current portion of installment payment receivables, net	1,294,665	1,881,755
Non-current portion of installment payment receivables, net	2,188,643	3,027,795

Total	3,483,308	4,909,550

Installment payment receivables consisted of the following:

	As of December 31,
	2022	2023
Current portion of installment payment receivables	1,328,283	1,929,463
Non-current portion of installment payment receivables	2,243,169	3,102,488
Allowance for doubtful accounts	(88,144)	(122,401)

Total	3,483,308	4,909,550

The Group recognized interest income resulting from installment payment sales of RMB89,895, RMB204,765 and RMB278,199 for the years ended December 31, 2021, 2022 and 2023, respectively.
Payment maturity analysis of installment payment receivables for vehicles and batteries for each of the next five years and a reconciliation of the gross receivables to the present value are as follows:

As of December 31,
2023
Within 1 year	1,985,380
Between 1 and 2 years	1,553,474
Between 2 and 3 years	1,088,336
Between 3 and 4 years	677,517
Between 4 and 5 years	313,795
Thereafter	1,586

Total receivables of installment payments	5,620,088

Less: Unrealized finance income	(588,137)

Installment payment receivables, gross	5,031,951
Less: Allowance for installment payment receivables	(122,401)

Installment payment receivables, net	4,909,550

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

13. Long-term investments
Long-term investments consisted of the following:

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance as of December 31, 2020	1,000	—	—	—	1,000
Additions	209,900	—	749,955	—	959,855
Investment gain	—	—	591,506	—	591,506
Foreign currency translation	(546)	—	(2,639)	—	(3,185)

Balance as of December 31, 2021	210,354	—	1,338,822	—	1,549,176

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance as of December 31, 2021	210,354	—	1,338,822	—	1,549,176
Additions	—	191,981	209,451	329,045	730,477
Investment gain(loss)	95,752	(78,282)	7,592	—	25,062
Share of results of equity method investees (iv)	—	—	—	4,117	4,117
Changes from equity investment to debt investment (iii)	(116,129)	—	116,129	—	—
Disposals (Note 26(5))	—	—	(165,000)	—	(165,000)
Foreign currency translation	1,023	(1,058)	119,137	32,098	151,200

Balance as of December 31, 2022	191,000	112,641	1,626,131	365,260	2,295,032

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance as of December 31, 2022	191,000	112,641	1,626,131	365,260	2,295,032
Additions	—	—	—	127,018	127,018
Changes from debt investments to equity investments without readily determinable fair values (i)	57,832	—	(57,832)	—	—
Investment loss	(50,826)	(7,989)	(165,549)	—	(224,364)
Share of results of equity method investees (iv)	—	—	—	54,740	54,740
Transfer (iii)	—	—	(204,836)	—	(204,836)
Foreign currency translation	—	320	30,681	6,342	37,343

Balance as of December 31, 2023	198,006	104,972	1,228,595	553,360	2,084,933

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

13. Long-term investments (continued)

(i) Equity investments without readily determinable fair values
In December 2021, the Group acquired a minority common equity interest in a company, engaged in manufacturing of batteries for new energy vehicles for a total cash consideration of RMB190,000. The equity interests in common stock do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment.
In April 2022, the Group acquired a minority preferred equity interest in a company engaged in research, development, production and sales of batteries for new energy vehicles for a total cash consideration of RMB50,000, which were redeemable merely by the passage of time at the option of the Group as a holder. Accordingly, the Group elected to account for this investment under the fair value option model. In May 2023, upon completion of the modification in the investee’s shareholding structure, the preferred shares held by the Group were converted into common shares, which do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group reclassified this investment from debt securities to equity securities at the fair value of RMB57,832 upon the modification, and elected to use the measurement alternative under ASC 321 to measure this investment.

The difference in the carrying value and the fair value of this investment immediately before the modification was immaterial.
For equity investments accounted for using the measurement alternative as of December 31, 2023, the Company recorded cumulative upward adjustments of RMB39,107 and cumulative downward adjustments due to impairments of RMB89,933. For these investments, the Company recorded upward adjustments of RMB39,107 and downward adjustments due to impairments
of RMB89,933 in earnings during the year ended December 31, 2023.
(ii) Equity investments with readily determinable fair values
In December 2021, the Group prepaid RMB50,000 as a subscription for a minority equity interest in common shares of a company engaged in research, development, production and sales of semiconductors, which was converted into common shares in January 2022.
In October 2022, the Group paid HK$156,982 (equivalent to RMB141,981 as of the injection date) to acquire a minority equity interest in common shares of a company engaged in research, development, production and sales of batteries for new energy vehicles.
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
(iii) Debt investments (continued)

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
Investment in Dogotix
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
On October 9, 2023, the Group completed the acquisition of the remaining equity interest in Dogotix and Dogotix became a wholly owned subsidiary of the Group (Note 10(ii)). Upon the completion of the acquisition, the fair value of the previously held equity interest in Dogotix, classified as a debt investment amounting to

RMB
204,836
, was derecognized and Dogotix was consolidated within the Group’s financial position and results.

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
In January 2022, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of semiconductors for a total cash consideration of RMB65,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB65,000 to a related party in October 2022 (Note 26(5)).
The preferred shares held by the Group in connection with above each investment are debt securities as they become redeemable merely by the passage of time and are redeemable at the option of the Group as a holder. Accordingly, the Group elected to account for these investments under the fair value option model.
(iv) Equity Method Investments
In March 2022, the Company and other third party investors jointly set up an offshore investment fund (“Fund”), named Rockets Capital L.
P.,
for the purpose of making investments in companies and businesses engaging in high technology sectors. The Company subscribed for a commitment of US$150,000 to the Fund and invested consideration of US$51,874 (equivalent to RMB329,045 as of the injection date) and US$69,965 (equivalent to RMB456,063 as of the injection date) into the Fund as of December 31, 2022 and 2023, respectively. The Company held a 60.7% financial interests in the Fund as a limited partner while the other 39.3% financial interests were held by other third party investors as of December 31, 2022 and 2023.
Based on the Company’s assessment under ASC
810-10-15-14,
the investment fund (a limited partnership) is considered to be a VIE for accounting purposes. The Company is not considered the primary beneficiary of the investment due to the fact that the Company does not possess the power to direct activities of the Fund that would mostly impact its economics performance. As a result, the Company accounts for its 60.7% financial interests in the Fund using the equity method of accounting pursuant to ASC
323-30
considering that the Company has significant influence over the operating and investing activities of the Fund.
14. Other
Non-current
Assets
Other
non-current
assets consisted of the following:

	As of December 31,
	2022	2023

Finance lease receivables, non-current portion, net (Note 18)	—	205,118
Deposits (i)	151,914	120,354
Prepayments for purchase of property and equipment	47,258	118,945
Non-current portion of prepayments for advertising and technical support services (Note 5)	—	87,656
Goodwill (Note 5)	—	34,106
Others	2,099	9,971

Total	201,271	576,150

(i) Deposits primarily consist of deposits for offices and retail and service centers whose lease expiration dates are not within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

15. Accruals and Other Liabilities
Accruals and other liabilities consisted of the following:

	As of December 31,
	2022	2023

Payables for purchase of property, plant and equipment	1,624,432	1,723,130
Payables for R&D expenses	1,023,344	1,085,353
Employee compensation payables	729,806	939,023
Accrued expenses	417,396	598,423
Debt from a third party investor(Note 1 7 (i))	—	541,918
Deposits from third parties	386,412	501,197
Payables for marketing events	483,059	368,163
Tax payables	51,147	350,263
Accrued cost of purchase commitments (i)	—	285,519
Warranty provisions	216,260	219,988
Advance from customers	113,730	100,281
Refundable deposit from customers	26,806	61,717
Interest payables	39,082	44,526
Others	472,355	760,694

Total	5,583,829	7,580,195

Accrued expenses primarily included receipts of goods and services that the Group had not been invoiced yet. As the Group are invoiced for these goods and services, this balance will decrease and accounts payable will increase.

(i)
For the year ended December 31, 2023, in response to the planned cessation of the G3i and upgrades of certain models, the Group recorded the loss on purchase commitments mainly related to raw materials that are specifically related to these models with amount of RMB285,519.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16. Borrowings
Borrowings consisted of the following:

	As of December 31,
	2022	2023
Current
Short-term borrowings:
Bank loans (i)	2,419,210	3,889,100

Long-term borrowings, current portion:
Bank loans (ii)	124,500	934,976
Asset-backed securities (iii)	637,359	185,864
Asset-backed notes (iv)	—	242,995

Total current borrowings	3,181,069	5,252,935

Non-Current
Long-term borrowings:
Bank loans (ii)	4,328,880	5,562,837
Other loans (ii)	100,000	—
Asset-backed securities (iii)	184,177	—
Asset-backed notes (iv)	—	87,945

Total non-current borrowings	4,613,057	5,650,782

Total borrowings	7,794,126	10,903,717

(i) Short-term bank loans
As of December 31, 2022, the Group had short-term borrowings from banks in the PRC of RMB2,419,210 in aggregate. The effective interest rate of these borrowings was 3.53% per annum. As of December 31, 2023, the Group had short-term borrowings from banks in the PRC of RMB3,889,100 in aggregate. The effective interest rate of these borrowings was 2.62% per annum. Certain short-term bank loans were collateralized by pledges of long-term deposits with carrying values of RMB203,777 as of December 31, 2023, which are classified as “Restricted long-term deposits”.
(ii) Long-term bank and other loans
In May 2017, Zhaoqing XPeng obtained a facility, specified for financing the expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600,000 from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB800,000 out of the RMB1,600,000 borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalent to RMB800,000 was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. In 2021, the principal amount of RMB700,000 out of the RMB800,000 loans from Zhaoqing High-tech Zone had been repaid before the original due date, and the remaining RMB100,000 loans had been repaid on December 25, 2023 before the maturity date.
Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. For the years ended December 31, 2021, 2022 and 2023, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant or to reduce the related interest expenses as incurred, if any.
As a result, the balance of the loans due to Zhaoqing High-tech Zone amounted to RMB100,000 and nil as of December 31, 2022 and 2023, respectively. The bank loans amounted to RMB784,000 and RMB776,000 as of December 31, 2022 and 2023, respectively. The effective interest rate of the loans from Zhaoqing High-tech Zone was 4.90% as of December 31, 2022. The effective interest rate of the loans from the bank was 4.98% per annum as of December 31, 2022 and December 31, 2023, respectively. The principal amount of RMB8,000 and RMB8,000 of the bank loans will be due within one year and was classified to “Long-term borrowings, current portion” as of December 31, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16. Borrowings (continued)

(ii) Long-term bank and other loans (continued)
In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd. obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1,120,000 from a bank in the PRC. As of December 31, 2022 and 2023, RMB797,980 and RMB838,858 had been drawn from the bank with an effective interest rate of 5.30% and 4.99% per annum, respectively. For the years ended December 31, 2021, 2022 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government, if any. As of December 31, 2022 and 2023, the principal amount of nil and RMB10,000 of the bank loans will be due within one year and was classified to “Long-term borrowings, current portion”, respectively.
In September 2021, Wuhan Xiaopeng obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to RMB3,000,000 from a syndicate of banks in the PRC. As of December 31, 2022 and 2023, RMB1,706,400 and RMB2,035,520 had been drawn from the banks with effective interest rates of 4.35% and 4.47% per annum, respectively. For the years ended December 31, 2021, 2022 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any. As of December 31, 2022 and 2023, the principal amount of nil and RMB101,776 of the bank loans will be due within one year and was classified to “Long-term borrowings, current portion”, respectively.
In March 2023 and September 2022, Zhaoqing XPeng obtained facilities, specified for financing the expenditures of operations, from banks in the PRC. As of December 31, 2022 and 2023, the bank loans were RMB768,000 and RMB1,398,200 with effective interest rates of 3.35% and 3.14% per annum, respectively, among which RMB76,800 and RMB673,400 will be due within one year and were classified to “Long-term borrowings, current portion”, respectively.
In September 2023 and September 2022, Zhaoqing Xiaopeng New Energy obtained facilities, specified for financing the expenditures of operations, from banks in the PRC. As of December 31, 2022 and 2023, the bank loans were RMB397,000 and RMB1,253,125 with effective interest rates of 3.35% and 3.06% per annum, respectively, among which RMB39,700 and RMB124,300 will be due within one year and were classified to “Long-term borrowings, current portion”, respectively.
In September 2023, Guangzhou Xiaopeng Automobile Finance Leasing
 Co
., Ltd
.
(“Xiaopeng Automobile Finance Leasing”) obtained a facility, specified for financing the expenditures of operations, of up to RMB200,000 from a bank in the PRC. As of December 31, 2023, RMB175,000 had been drawn from the bank with effective interest rates of 3.80% per annum, among which RMB17,500 will be due within one year and was classified to “Long-term borrowings, current portion
”.
In November 2023, Guangzhou Pengyue Automobile Development Co., Ltd. obtained a facility, specified for financing the expenditures of operations, of up to RMB2,350,000 from a syndicate of banks in the PRC. As of December 31, 2023, RMB21,110 had been drawn from the banks with effective interest rates of 3.75% per annum.
Certain of the Group’s banking facilities are subject to the fulfillment of certain financial covenants, including the current ratio and liabilities to assets ratio tests, which are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2022 and 2023, none of the covenants relating to drawn down facilities had been breached. Certain long-term bank loans are collateralized by a pledge of certain buildings and land use rights in the PRC with carrying values of RMB846,854 and RMB2,280,419 as of December 31, 2022 and 2023, respectively. As of December 31, 2023, long-term deposits of RMB564,122 were collateralized as pledges for certain long-term bank loans, which are classified as “Restricted long-term deposits”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16. Borrowings (continued)

(iii) Asset-backed securities (“ABS”)
In February and November 2022, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the “transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. The ABS issued in February 2022 has matured in September 2023. As of December 31, 2022, the balance of current and non-current
portion of the ABS were RMB637,359 and RMB184,177, respectively. As of December 31, 2023, the balance of current and non-current
portion of the ABS were RMB185,864 and nil, respectively.
(iv) Asset-backed notes (“ABN”)
In August 2023, the Group entered into asset-backed notes by issuing senior debt notes to third party investors, which are collateralized by installment payment receivables (the “transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt notes are reported as securitization debt. The notes were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities. As of December 31, 2023, the balance of current and non-current
portion of the ABN are RMB242,995 and RMB87,945, respectively.
The aggregate carrying value of the borrowings approximates fair value as of December 31, 2022 and 2023, respectively. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Other
Non-Current
Liabilities
Other
non-current
liabilities consisted of the following:

	As of December 31,
	2022	2023
Debt from third party investors (i)	1,763,062	1,276,145
Warranty provisions (ii)	424,802	789,005
Deposits from a third party (iii)	—	148,991
Government grants	318,242	122,513

Total	2,506,106	2,336,654

(i) The debt from third party investors consisted of the following three financing arrangements:
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
The interest payable for the investment by Guangzhou GET Investment was calculated at an interest rate of 4% per annum and it amounted to RMB6,233 and RMB6,233 as of December 31, 2022 and 2023, respectively. The interest of RMB6,400 and RMB6,400 was repaid to Guangzhou GET Investment by the Group for the years ended December 31, 2022 and 2023, respectively.

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

17. Other
Non-Current
Liabilities (continued)

(i) The debt from third party investors consisted of the following three financing arrangements (continued):
2) Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) (“Guangdong Utrust”) (continued)

On June 11, 2021, Guangdong Utrust notified Chengxing that it irrevocably undertakes not to exercise the rights under the share purchase agreement to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it in connection with the proposed listing of the Company on the Stock Exchange.
The interest payable for the investment by Guangdong Utrust was calculated at an interest rate of 3% per annum and it amounted to RMB26,856 and RMB41,918 as of December 31, 2022 and 2023, respectively.
As of December 31, 2023, the principal amount of RMB500,000 and interest of RMB41,918 will be due within one year and were classified to “Accruals and Other Liabilities”.
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
The interest payable for the investment by Guangzhou GET Investment was calculated at an interest rate of 4% per annum and it amounted to RMB69,973 and RMB109,912 as of December 31, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Other
Non-Current
Liabilities (continued)

(ii) Movement of accrued warranty is as following:

	For the Year Ended December 31,
	2021	2022	2023
Accrued warranty - beginning of the year	111,351	371,140	641,062
Warranty costs incurred	(32,352)	(61,551)	(228,674)
Provision for warranty	292,141	331,473	596,605

Accrued warranty - end of year	371,140	641,062	1,008,993
Less: Current portion of warranty	(105,068)	(216,260)	(219,988)

Non-current portion of warranty	266,072	424,802	789,005

(iii) Deposits from a third party represent the refundable deposit for the finance lease cooperation in which the Group serves as the lessor (Note 18).

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
The Group entered into a cooperation agreement and supplementary agreements (collectively
“Guangzhou Cooperation Agreements”
) in September 2020 and June 2021 for the establishment of the Group’s Guangzhou manufacturing plant with Guangzhou GET Investment and Guangzhou GET New Energy. Pursuant to Guangzhou Cooperation Agreement, the Group intends to construct a new Smart EV manufacturing base which houses a broad range of functions, including research and development, manufacturing, vehicle testing and sales.
The Group entered into a lease contract with Guangzhou GET New Energy to lease the plant and underlying land use right of Guangzhou manufacturing plant with an annual lease payment of RMB57,900 from July 2022 to June 2029, and further obtained an obligation to purchase the plant and underlying land use right at the construction cost of RMB1,300,000 at the end of lease term. Further construction cost amounting to RMB30,670 will be paid subsequently according to the payment schedule. The lease payment made before the lease commencement date was RMB60,443. The initial direct cost made and the incentive received on or before the lease commencement date were immaterial.
The lease of the land use right or a purchased land use right
,

under normal operative terms
,
can only be classified as an operating lease under U.S. GAAP. As the Group has an obligation to purchase the plant at cost and the assets are designed for the use of the Group, so the obligation is reasonably certain to be exercised, and accordingly, the lease of the plant was classified as a finance lease and recognized as property, plant and equipment of the Group. Therefore, on the lease commencement date, the land use right and property, plant and equipment for the plant amounted RMB389,508 and RMB1,001,820, respectively, being the present value of the lease payment and the exercise price of the purchase obligation.
The balances for the leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,
	2022	2023
Operating lease
Land use rights, net	393,561	401,901
Right-of-use assets, net	1,954,618	1,455,865

Total operating lease assets	2,348,179	1,857,766

Operating lease liabilities - current	490,811	365,999
Operating lease liabilities - non current	1,854,576	1,490,882

Total operating lease liabilities	2,345,387	1,856,881

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Leases (continued)

As a lessee (continued)

	As of December 31,
	2022	2023

Finance lease
Property, plant and equipment, at cost	1,001,820	1,001,820
Accumulated depreciation	(25,046)	(75,137)

Property, plant and equipment, net	976,774	926,683

Finance lease liabilities - current	128,279	34,382
Finance lease liabilities - non current	797,743	777,697

Total finance lease liabilities	926,022	812,079

The components of lease expense are as follows within the consolidated statements of comprehensive loss:

	For the Year Ended December 31,
	2021	2022	2023

Operating lease expense:
Operating lease expense	340,744	595,032	540,688
Short-term lease expense	102,901	265,800	231,467

Total operating lease expenses	443,645	860,832	772,155

Finance lease expense:
Amortization expense	—	25,046	50,091
Interest expense	—	22,846	40,205

Total finance lease expenses	—	47,892	90,296

Total lease expenses	443,645	908,724	862,451

Short-term leases primarily consist of the parking areas and pop-up
stores leases with a term of 12 months or less.
Amortization expense of finance lease, operating lease expense and short-term lease expense are recognized as cost of sales, selling, general and administrative expenses and research and development expenses.
Interest expense on finance lease liabilities is recognized over the lease term as “Interest expenses”.
Other information related to operating leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2021	2022	2023
Weighted-average remaining lease term
Operating leases	5.3 years	5.1 years	4.6 years
Finance leases	—	6.6 years	5.6 years
Land use rights	—	49.5 years	49.0 years
Weighted-average discount rate
Operating leases	4.71%	4.78%	4.85%
Finance leases	—	4.90%	4.90%
Land use rights	—	4.90%	4.90%
Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group elected to use the collateralized borrowing rate based on a similar borrowing terms and amount with associated lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Leases (continued)

As a lessee (continued)

Supplemental cash flow information related to leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2021	2022	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	289,456	486,260	268,290
Operating cash outflows from finance leases (interest payments)	—	22,846	40,205
Financing cash outflows from finance leases	—	15,355	113,943
Leased assets obtained in exchange for operating lease liabilities net of decrease in leased assets for early terminations	1,329,021	1,162,151	(316,558)
Leased assets obtained in exchange for finance lease liabilities	—	1,001,820	—
As of December 31, 2023, the maturities of the Group’s lease liabilities (excluding short-term leases) are as follows:

	As of December 31, 2023
	Finance Lease	Operating Lease
Within 1 year	59,371	444,268
Between 1 and 2 years	31,767	324,645
Between 2 and 3 years	31,767	276,070
Between 3 and 4 years	34,835	188,382
Between 4 and 5 years	31,767	155,199
Thereafter	825,955	797,075
Total minimum lease payments	1,015,462	2,185,639
Less: Interest	(203,383)	(328,758)
Present value of lease obligations	812,079	1,856,881
Less: Current portion	(34,382)	(365,999)

Non - current portion of lease obligations	777,697	1,490,882

As a lessor
The Group provided a lease of a factory to a third party in December 2023 with a lease term of

15 years
. The lease did not contain any contingent rental income clauses. Initial direct costs were insignificant for all periods presented. No residual value guarantees, variable lease provision and options to purchase the underlying asset was contained in the lease arrangement.
The lease of the factory was classified as a sales-type lease as the lease term represents a significant portion of the remaining economic useful life of the underlying asset. Therefore, on the lease commencement date, the Group derecognized the underlying asset in the amount of RMB194,284, and
recognized accordingly the net investment in the lease in the amount of RMB216,218,
which represents the present value of the lease receivables and the amount that a lessor expects to derive from the underlying asset following the end of the lease term. The Group also recorded a related gain of RMB2,116
in “Selling, general and administrative expenses” in the consolidated statements of comprehensive loss for the year ended December 31, 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Leases (continued)

As a lessor (continued)

The balances for the factory lease where the Group is the lessor are presented as follows within the consolidated balance sheets:

	As of December 31,
	2022	2023
Other current assets
Finance lease receivables, current portion, net	—	11,100
Other non-current assets
Finance lease receivables, non-current portion, net	—	205,118

Total Finance lease receivables, net	—	216,218

The net investment in the sales-type lease consisted of:

	As of December 31,
	2021	2022	2023
Total minimum lease payments receivable	—	—	240,023
Unguaranteed residuals	—	—	27,736
Less: Unearned income	—	—	(51,541)

Net investment in lease payments receivable	—	—	216,218

Current portion	—	—	11,100

Non-current portion	—	—	205,118

Future minimum lease payments to be received for the sales-type lease for the five succe
e
ding fiscal years as of the December 31, 2023 are as follows:

As of December 31,
2023
Within 1 year	20,002
Between 1 and 2 years	16,001
Between 2 and 3 years	16,001
Between 3 and 4 years	16,001
Between 4 and 5 years	16,001
Thereafter	156,017

Total minimum lease payments receivable	240,023
Unguaranteed residuals	27,736
Less: Unearned income	(51,541)

Net investment in sales-type lease	216,218

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Revenues
Revenues by source consisted of the following:

	For the Year Ended December 31,
	2021	2022	2023
Vehicle sales	20,041,955	24,839,637	28,010,857
Services and others	946,176	2,015,482	2,665,210

Total	20,988,131	26,855,119	30,676,067

20. Deferred Revenue
The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,
	2021	2022	2023
Deferred revenue - beginning of year	308,384	897,288	1,083,249
Additions	19,339,153	24,344,226	28,513,918
Recognition	(18,750,249)	(24,158,265)	(28,297,224)

Deferred revenue - end of year	897,288	1,083,249	1,299,943
Less: Deferred revenue, current portion	(418,227)	(389,243)	(630,997)

Deferred revenue, non-current portion	479,061	694,006	668,946

Deferred revenue represents the transaction price allocated to the performance obligations that are not yet satisfied, which primarily arises from the undelivered vehicles, charging piles, free battery charging within 4 years or 100,000 kilometers, the extended lifetime warranty, option between household charging pile and charging card, services of lifetime free battery charging in XPeng-branded charging station, lifetime warranty of battery as well as vehicle internet connection services, with unrecognized deferred revenue balance of RMB897,288, RMB1,083,249 and RMB1,299,943 as of December 31, 2021, 2022 and 2023, respectively.
The Group expects that 49% of the transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of December 31, 2023 will be recognized as revenue during the period from January 1, 2024 to December 31, 2024. The remaining 51% will be substantially recognized during the period from January 1, 2025 to December 31, 2033.

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
For the years ended December 31, 2021, 2022 and 2023, RMB43,755, nil and RMB43,903 were paid in cash, respectively.

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
The Company completed its Global Offering, including the Hong Kong Public Offering and the International Offering, on July 7, 2021. In connection with the Global Offering, 97,083,300 new Class A ordinary shares of the Group were issued and allotted at the offer price of HK$165 per Class A ordinary share. All Class B ordinary shares held by an executive director of the Company and all Class C ordinary shares were converted into Class A ordinary shares on a one-on-one
basis upon the completion of the Global Offering.
Upon the completion of the extraordinary general meeting held on December 8, 2021, the Company authorized 9,250,000,000 Class A ordinary shares and 750,000,000 Class B ordinary shares of par value US$0.00001.
As of December 31, 2021, 1,302,911,192 Class A ordinary shares had been issued, out of which, 1,291,039,502 Class A ordinary shares were outstanding, and 409,846,136 Class B ordinary shares had been issued and outstanding.
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
As of December 31, 2022, 1,376,693,799 Class A ordinary shares had been issued, out of which, 1,371,774,629 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.
The Group issued 9,171,738 Class A ordinary shares for the year ended December 31, 2023, out of which, 599,886 Class A ordinary shares are outstanding and transferred to employee
s

for the vested RSUs and 8,571,852 Class A ordinary shares are treasury shares held by
XPeng Inc.
XPeng Inc. and XPeng Fortune Holding Limited transferred 10,679,408 Class A treasury shares to employees and independent directors for the vested RSUs for the year ended December 31, 2023.
On November 13, 2023, the Group allotted and issued 58,164,217 Class
A ordinary shares as the purchase consideration to DiDi for completing the closing of acquisition of DiDi’s smart auto business (Note 5)
.
On July 26, 2023, the Group and Volkswagen entered into a forward share purchase agreement, pursuant to which the Group would issue a number of Class A ordinary shares that equal to the lower of 4.99% of its total share number as of five business days prior to the closing date and 94,666,666 to Volkswagen at the purchase price of US$7.5 per share in cash. The number of shares to be issued is subject to certain adjustments, which preclude the forward contract from meeting the
“fixed-for-fixed”
requirements under ASC
815-40
for equity classification. Accordingly, the forward share purchase agreement was classified as a liability measured at fair value with changes in fair value recognized in earnings. On December 6, 2023,
t
he Group allotted and issued 94,079,255 Class A ordinary shares to Volkswagen for the fulfillment of the forward share purchase agreement for strategic minority investment. The Group recognized a fair value loss on derivative liability amounting to RMB410,417 for the year ended December 31, 2023
.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

22. Ordinary Shares (continued)

As of December 31, 2023, 1,538,109,009 Class A ordinary shares had been issued, out of which, 1,535,297,395 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.
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
The RSUs primarily include both service and performance conditions. For service condition, vesting schedules include: (i) 25% of the RSUs shall become vested on each anniversary of the vesting commencement date for four years thereafter; (ii) 40% of the RSUs shall become vested on the grant date and 15% of the RSUs become vested on each anniversary of the vesting commencement date for four years thereafter; (iii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in equal installments on each quarterly anniversary of the vesting commencement date for three
years thereafter. In addition to the service conditions, for the RSUs granted prior to the completion of the IPO, employees are also required to provide continued service through the satisfaction of the occurrence of change of control or an IPO (“Liquidity Event”) that occurs within seven or ten years after the vesting commencement date. For RSUs with performance conditions which were granted subsequent to the completion of the IPO, employees are required to achieve the performance targets relating to performance appraisal results as set out in the respective relevant award agreements over the respective requisite service period.
The RSUs granted prior to the completion of the IPO are measured at the grant date fair value of the awards and recognized as expense using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period.
Subsequent to the completion of the IPO, RSUs with only a service condition to employees under the 2019 Plan are vested on a straight-line basis net of estimated forfeitures, if any, over the requisite service period. RSUs with both service and performance conditions are recognized as expenses using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period, when the performance condition is concluded to be probable to achieve.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Share-based Compensation (continued)

A summary of the Group’s RSU activity for the years ended December 31, 2021, 2022 and 2023 follows:

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2020	48,288,134	14.20
Granted	7,086,500	132.02
Vested	(18,577,032)	11.51
Forfeited	(2,937,374)	43.23

Outstanding as of December 31, 2021	33,860,228	38.75

Expected to vest as of December 31, 2021	30,900,145

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2021	33,860,228	38.75
Granted (i)	28,010,128	68.29
Vested	(19,564,802)	37.27
Forfeited	(6,309,648)	81.29

Outstanding as of December 31, 2022	35,995,906	59.72

Expected to vest as of December 31, 2022	33,116,233

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2022	35,995,906	59.72
Granted	15,177,322	39.31
Vested	(11,276,824)	55.66
Forfeited	(10,701,587)	51.52

Outstanding as of December 31, 2023 (i)	29,194,817	54.42

Expected to vest as of December 31, 2023 (i)	24,487,867
Share-based compensation expense amounting to RMB379,948, RMB710,486 and RMB550,535 was recognized for RSUs for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, there was RMB987,535 of unrecognized compensation expense relating to the RSUs. Excluding the 2022 Performance Based Award mentioned below, the expense is expected to be recognized over a weighted average period of 1.62 years.
For the years ended December 31, 2021, 2022 and 2023, nil, 21,994 and 12,922 RSUs with no condition were granted to the Company’s independent directors and the RSUs were vested upon granted, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Share-based Compensation (continued)

(i) 2022 Performance Based Award
In November 2022, the board of directors of the Company granted 8.02 million RSUs to certain employees (“2022 Award”) under 2019 Plan. The 2022 Award consists of five vesting tranches with both service and performance conditions. Such employees are required to provide continued services through the achievement of the performance conditions which were different for each vesting tranche. The Group will recognize the compensation cost when the performance conditions become probable of achievement. One of the five tranches of the 2022 Award had achieved the necessary performance condition as of December 31, 2023 and become probable to vest
. For the years ended December 31, 2022 and 2023, share-based compensation expense related to the 2022 Award
amounted to
nil
and RMB26,582, respectively. As of December 31, 2023, unrecognized compensation expenses relating to the 2022 Award amounted to RMB68,376 as the remaining performance conditions were still not considered probable of achievement.

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
United States
The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2021, 2022 and 2023 is 27.98%, which is a blended state and federal rate.
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
Zhaoqing XPeng applied for the HNTE qualification and received approval in December 2020 and renewed in December 2023. Zhaoqing XPeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.
Beijing Xiaopeng applied for the HNTE qualification and received approval in December 2020. This enterprise is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022. Since the qualification was expired in 2023, this enterprise applies tax rate of 25% for the year 2023.
Shanghai Xiaopeng applied for the HNTE qualification and received approval in December 2022. Shanghai Xiaopeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.
Shenzhen Pengxing Smart Research Co., Ltd. (“Shenzhen Pengxing Research”) applied for the HNTE qualification and received approval in October 2023. Shenzhen Pengxing Research is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.

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
Composition of income tax expenses for the years presented are as follows:

	For the Year Ended December 31,
	2021	2022	2023
Current income tax expenses	25,990	24,731	18,014
Deferred income tax expenses	—	—	18,796

Income tax expenses	25,990	24,731	36,810

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Taxation (continued)

(a) Income taxes (continued)

Reconciliations of the income tax expense
s
 computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense
s
of the years presented are as follows:

	For the Year Ended December 31,
	2021	2022	2023

Loss before income tax expense s and share of results of equity method invest e es	(4,837,106)	(9,118,358)	(10,393,705)
Income tax credit computed at the PRC statutory income tax r ate of 25% (i)	(1,209,277)	(2,279,590)	(2,598,426)
Effect of preferential tax rate (ii)	254,061	202,968	29,362
Tax-free income	(25,000)	(14,000)	(33,657)
Effect of change in tax rate	33,454	16,554	(79,401)
Effect of different tax rate of different jurisdictions	(323,601)	322,514	114,036
Effect of additional deduction for qualified R&D expenses	(217,395)	(515,288)	(1,184,717)
Non-deductible expenses	163,980	92,906	(230,127)
Other adjustments (iii)	—	—	(494,696)
Changes in valuation allowance	1,349,768	2,198,667	4,514,436

Income tax expense s	25,990	24,731	36,810

(i)	The PRC statutory income tax rate is used because the majority of the Group’s operations are based in the PRC.
(ii)	The effect of preferential tax rate resulted in a deduction of the income tax credit computed at the PRC statutory income tax rate of 25%.
(iii)	Other adjustments include acquisition of subsidiaries resulted in RMB536,974 of the income tax credit.
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
25
% or applicable preferential income tax rates were applied when calculating deferred tax assets.

	As of December 31,
	2021	2022	2023

Deferred tax assets :
Net operating loss carry-forwards	3,051,082	5,026,589	10,189,606
Government grants	41,565	72,674	41,713
Impairment of long-lived assets	12,239	17,372	29,660
Inventory reserve	7,221	55,397	69,730
Accruals and others	452,612	591,354	457,366
Lease s	—	—	502,799
Valuation allowance	(3,564,719)	(5,763,386)	(10,277,822)

Sub-total	—	—	1,013,052

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Taxation (continued)

(b) Deferred tax (continued)

	As of December 31,
	2021	2022	2023

Deferred tax liabilities :
Lease s	—	—	(509,441)
Acquired intangible assets	—	—	(907,629)

Sub-total	—	—	(1,417,070)

Total deferred tax liabilities, net	—	—	(404,018)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	For the Year Ended December 31,
	2021	2022	2023
Valuation allowance
Balance at beginning of the year	2,214,951	3,564,719	5,763,386
Additions	1,511,434	2,221,222	3,990,147
Acquisition of subsidiaries	—	—	536,974
Loss utilized and expired	(128,212)	(6,001)	(92,086)
Effect of change in tax rate	(33,454)	(16,554)	79,401

Balance at end of the year	3,564,719	5,763,386	10,277,822

For the years ended December 31, 2021, 2022 and 2023, with the growth of its business performance, some subsidiaries of the Group are generating profits and utilized tax losses brought forward from prior years.
The Group has tax losses arising in Mainland China of RMB45,422,967 that will expire in one to ten years for deduction against future taxable profits.

Loss expiring in 2024	823,867
Loss expiring in 2025	1,651,343
Loss expiring in 2026	3,524,998
Loss expiring in 2027	6,477,329
Loss expiring in 2028	19,490,587
Loss expiring in 2029	4,163,914
Loss expiring in 2030	1,354,404
Loss expiring in 2031	1,997,693
Loss expiring in 2032	3,220,655
Loss expiring in 2033	2,718,177

Total	45,422,967

The Group has tax losses arising in Hong Kong and Others of RMB1,234,180 that will not expire for deduction against future taxable profit.

Hong Kong	671,655
Others	562,525

Total	1,234,180

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Taxation (continued)

Uncertain Tax Positions
The Group did not identify any significant unrecognized tax benefits for the years ended December 2021, 2022 and 2023. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and it also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2023. In general, the PRC tax authorities mandate a period of up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2019 through 2023 remain subject to the review to be performed by the relevant PRC tax authorities.
25. Loss Per Share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the Year Ended December 31,
	2021	2022	2023
Numerator:
Net loss	(4,863,096)	(9,138,972)	(10,375,775)

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,863,096)	(9,138,972)	(10,375,775)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,642,906,400	1,712,533,564	1,740,921,519

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(2.96)	(5.34)	(5.96)

For the years ended December 31, 2021, 2022 and 2023, the Company had potential ordinary shares, including non-vested
RSUs granted and contingently issuable shares relating to contingent consideration (Note 5). As the Group incurred losses for the years ended December 31, 2021, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested
RSUs excluded from the calculation of diluted net loss per share of the Company were 44,422,384, 39,259,022 and 34,385,852 as of December 31, 2021, 2022 and 2023, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is nil
,
nil
and between
nil
a
n
d
 32,967,573, as of December 31, 2021, 2022 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Related parties
The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Xiaopeng He	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Mr. Hongdi Brian Gu	Honorary Vice Chairman of the Board and President
Mr. Tao He (4)	Former Senior Vice President
HT Flying Car Inc.	A Company Significantly Influenced by the Principal Shareholder
HT Flying Car (Hong Kong) Limited	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Huitian Aerospace Technology Co., Ltd. (“Guangzhou Huitian”) (1)	A Company Significantly Influenced by the Principal Shareholder
Guangdong Huitian Aerospace Technology Co., Ltd. (“Guangdong Huitian”) (1)	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Zhongpeng Investment and Development Co., Ltd.	A Company Controlled by the Principal Shareholder
Rockets Capital L.P. (2)	A Partnership Significantly Influenced by the Company
Dogotix (3)	A Company Significantly Influenced by the Principal Shareholder
Dogotix (Hong Kong) Limited (3)	A Company Significantly Influenced by the Principal Shareholder
PX Robotics Inc. (“PX Robotics”) (3)	A Company Significantly Influenced by the Principal Shareholder
Shenzhen Pengxing Smart Co., Ltd. (“Shenzhen Pengxing”) (3)	A Company Significantly Influenced by the Principal Shareholder
Shenzhen Pengxing Research (3)	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Xuetao (4)	A Company Jointly Controlled by the former Senior Vice President
XProbot Holdings Limited (“XProbot Holdings”)	A Company Controlled by the Principal Shareholder

(1)
Since January 2021, Guangzhou Huitian and Guangdong Huitian were controlled by the principal shareholder. In October 2021, upon the completion of Huitian’s A round of fund raising, Guangzhou Huitian and Guangdong Huitian became significantly influenced by the principal shareholder.

(2)
As of December 31, 2023, the principal shareholder and the President are the shareholders of the General Partner of Rockets Capital L.P. and the President is entitled to appoint one of three directors of the General Partner. The Group, together with its related parties, can exercise significant influence over Rockets Capital L.P
.

(Note 13(iv)).

(3)
Since April 2021, Dogotix, Dogotix (Hong

Kong) Limited, Shenzhen Pengxing, Shenzhen Pengxing Research and PX Robotics were controlled by the principal shareholder. In July 2022, upon the completion of Dogotix’s A round of fund raising, Dogotix, Shenzhen Pengxing and Shenzhen Pengxing Research became significantly influenced by the principal shareholder.

In September 2023, the Group entered into an equity transfer agreement for the acquisition of the 74.82% equity
shares of Dogotix. Upon the completion of the acquisition, Dogotix, Dogotix (Hong

Kong) Limited, Shenzhen Pengxing, Shenzhen Pengxing Research and PX Robotics became subsidiaries wholly controlled by the Group.

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

He had resigned from senior vice president since April 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Related parties (continued)

(5)	Major transactions with related parties:

(i)	Non-trade in nature
For the years ended December 31, 2021, 2022 and 2023, the interest expenses on the payable due to a company jointly controlled by the former senior vice president
was nil, RMB1,021 and RMB2,402, respectively.
For the years ended December 31, 2021, 2022 and 2023
,
a debt investment was disposed of to a partnership significantly influenced by the Company amounted to nil
,
RMB165,000 and nil, respectively (Note(1
3
)(iii)).
For the year ended December 31, 2023, the consideration related to the acquisition of Dogotix was paid to a company controlled by the principal shareholder amounted to
RMB344,019.

(ii)	Trade in nature
For the years ended December 31, 2021, 2022 and 2023, the rental expenses to a company controlled by the principal shareholder amounted to RMB10,150,

nil and nil, respectively.
For the years ended December 31, 2021, 2022 and 2023, the operation support service provided to companies controlled by the principal shareholder amounted to RMB36,857, RMB31,293 and nil, respectively.
For the years ended December 31, 2021, 2022 and 2023, the operation support service provided to companies significantly influenced by the principal shareholder amounted to RMB2,300, RMB20,210 and RMB14,823, respectively.
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

For the year ended December 31, 2023, the rental income from the companies controlled by the principal shareholder amounted to nil.
For the year ended December 31, 2021, the purchase of fixed assets, the purchase of services, the rental income from the companies significantly influenced by the principal shareholder amounted to RMB2,793, RMB54 and RMB40, respectively. For the year ended December 31, 2022, the purchase of fixed assets, the purchase of services, the rental income and the sales income from the companies significantly influenced by the principal shareholder amounted to RMB3,752, RMB663, RMB534 and
RMB
2,167, respectively. For the year ended December 31, 2023, the purchase of fixed assets, the purchase of services, the rental income and the sales income from the companies significantly influenced by the principal shareholder amounted to nil, RMB1,068, RMB306 and RMB1,172, respectively.

(6)	Amounts due from related parties:
As of December 31, 2022, amounts due from related parties represents the receivables for operation support service and sales of goods amounting to RMB44,755 and RMB2,369, respectively, to the companies significantly influenced by the principal shareholder.
As of December 31, 2023, amounts due from related parties represents the receivables for operation support service and sales of goods amounting to RMB12,566 and RMB382, respectively, to the companies significantly influenced by the principal shareholder.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Related parties (continued)

(7)	Amounts due to related parties:
As of December 31, 2022, amounts due to related parties represents: (i) the payables for assets purchased amounting to RMB978 to the companies significantly influenced by the principal shareholder, and (ii) the payable due to a company jointly controlled by the former
senior vice president amounting to RMB28,470, and (iii) the payable for investment amounting to RMB61,663 to a partnership significantly influenced by the Company, which was subsequently paid in January 2023.
As of December 31, 2023, amounts due to related parties represents: (i) the payable due to a company jointly controlled by the former
senior vice president amounted to RMB30,872, and (ii) the advances from the companies significantly influenced by the principal shareholder amounted to RMB8.

(8)	As of December 31, 2022 and 2023, there was an investment commitment of RMB658,160 and RMB541,186 to a partnership significantly influenced by the Company, respectively (Note 2 7 (a)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Commitments and Contingencies
(a) Capital
commitments
Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2022	2023

Investments	658,160	541,186
Property, plant and equipment	1,721,666	191,690

Total	2,379,826	732,876

(b) Purchase commitments
Purchase expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2022	2023
Purchase commitments on purchase of raw materials (i)	2,046,326	2,118,392

(i)
Such amount excludes purchase commitments related to certain models which have been upgraded or where production has ceased. Losses on such commitments
have been provided for during the year ended December 31, 2023 (Note 15).

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
The restricted portion was RMB59,145,690 and RMB77,141,231 as of December 31, 2022 and 2023, respectively. Therefore in accordance with Rules
4-08
(e) (3) of Regulation
S-X,
the condensed parent company only financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 are disclosed in Note
2
9
.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Company Financial Statements (Parent Company Only)
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
As of December 31, 2022 and 2023, except for the investment commitment disclosed in Note 27(a), the Company did not have significant capital and other commitments, or guarantees.
Condensed Balance Sheets

	As of December 31,
	2022	2023
ASSETS
Current assets
Cash and cash equivalents	951,656	5,187,597
Short-term deposits	12,145,309	7,906,283
Long-term deposits, current portion	—	1,852,070
Prepayments and other current assets	36,541	46,685

Total current assets	13,133,506	14,992,635

Non-current assets
Investments in subsidiaries and VIEs	21,997,908	21,126,723
Long-term deposits	1,416,782	—
Long-term investments	431,028	618,629

Total non-current assets	23,845,718	21,745,352

Total assets	36,979,224	36,737,987

LIABILITIES
Current liabilities
Amount due to a related party	61,663	—
Accruals and other liabilities	6,896	15,987

Total current liabilities	68,559	15,987

Non-current liabilities
Derivative liability	—	393,473

Total non-current liabilities	—	393,473

Total liabilities	68,559	409,460

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Company Financial Statements (Parent Company Only) (continued)

Condensed Balance Sheets (continued)

	As of December 31,
	2022	2023
SHAREHOLDERS’ EQUITY
Class A Ordinary shares	92	103
Class B Ordinary shares	21	21
Additional paid-in capital	60,691,019	70,198,031
Statutory and other reserves	6,425	60,035
Accumulated deficit	(25,330,916)	(35,760,301)
Accumulated other comprehensive income	1,544,024	1,830,638

Total shareholders’ equity	36,910,665	36,328,527

Total liabilities and shareholders’ equity	36,979,224	36,737,987

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Comprehensive Loss

	For the Year Ended December 31,
	2021	2022	2023
Operating expenses
Selling, general and administrative expenses	(8,966)	(22,896)	(28,511)

Total operating expenses	(8,966)	(22,896)	(28,511)

Fair value gain on derivative liability relating to the contingent consideration	—	—	29,339

(Loss) gain from operations	(8,966)	(22,896)	828
Interest income	208,463	314,668	601,475
Equity in loss of subsidiaries and VIEs	(5,696,578)	(7,074,057)	(10,165,831)
Other non-operating income, net	84,620	35,867	17,718
Exchange gain (loss) from foreign currency transactions	470,103	(2,380,873)	(473,467)
Investment loss on long-term investments	—	(75,155)	(821)
Fair value gain (loss) on derivative assets or derivative liabilities	79,262	59,357	(410,417)

Loss before income tax expenses and share of results of equity method investees	(4,863,096)	(9,143,089)	(10,430,515)

Income tax expenses	—	—	—
Share of results of equity method investees	—	4,117	54,740

Net loss	(4,863,096)	(9,138,972)	(10,375,775)

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,863,096)	(9,138,972)	(10,375,775)

Net loss	(4,863,096)	(9,138,972)	(10,375,775)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of tax	(918,168)	3,192,573	286,614

Total comprehensive loss attributable to XPeng Inc.	(5,781,264)	(5,946,399)	(10,089,161)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(5,781,264)	(5,946,399)	(10,089,161)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2021	2022	2023

Cash flows from operating activities	232,625	175,195	520,066

Cash flows from investing activities
(Placement) maturities of term deposits	(14,607,257)	3,099,780	4,164,149
Investment in equity investees	(19,015,285)	(6,934,426)	(5,306,987)
Cash paid for long-term investments	—	(409,363)	(188,681)
Maturities of derivative assets or derivative liabilities	233,050	10,752	—

Net cash used in investing activities	(33,389,492)	(4,233,257)	(1,331,519)

Cash flows from financing activities
Proceeds from Global Offering, net of issuance cost	13,146,811	—	—
Payments of listing expenses	(36,924)	(1,830)	—
Proceeds from issuance of ordinary shares to Volkswagen	—	—	5,019,599

Net cash provided by (used in) financing activities	13,109,887	(1,830)	5,019,599

Effects of exchange rate changes on cash, cash equivalents and restricted cash	(316,835)	500,454	27,795
Net (decrease) increase in cash, cash equivalents and restricted cash	(20,363,815)	(3,559,438)	4,235,941
Cash, cash equivalents and restricted cash at beginning of the year	24,874,909	4,511,094	951,656

Cash, cash equivalents and restricted cash at end of the year	4,511,094	951,656	5,187,597

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

30. Subsequent events
(i) Strategic Technical Collaboration and Joint Sourcing Program with Volkswagen
On February 29, 2024, XPeng and Volkswagen entered into a Master Agreement on Platform and Software strategic technical collaboration (“Master Agreement”) to provide technical services for Volkswagen to develop two
B-class battery electric vehicles. As part of the Master Agreement, both parties also entered into a Joint Sourcing Program, targeting to jointly reduce the cost of the platform.
(ii) Issuance of Auto Leasing ABS
In March 2024, the Company, through its wholly owned subsidiary, completed the launch of an ABS amounting to RMB1,016,000 by issuing debt securities to investors.
(iii) End of Production of the P5
In the first quarter of 2024, the Company determined to cease the production of the P5 by the end of June 2024, which will result in a potentially material charge to the Group’s consolidated statement of comprehensive loss for the quarter ended March 31, 2024. Management is still assessing the financial impact as of the issuance date of the 2023 consolidated financial statements.