Form 20-F
period 2024-12-31
XPENG INC.
filed 2025-04-16
CIK 1810997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
1,550,469,464 Class A ordinary shares were outstanding as of December 31, 2024
348,708,257 Class B ordinary shares were outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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

•

“affiliate shareholders of the Group VIEs” are to (i) the individual shareholders of the Group VIEs, (ii) Kuntu Technology, which is ultimately beneficially owned by Ms. Chuxu Li; (iii) Guangzhou Xuetao; and (iv) the individual shareholder of Guangzhou Xuetao, being Mr. Yeqing Zheng. For avoidance of doubt, affiliate shareholders of the Group VIEs do not include (i) Xiaopeng Technology, which is our subsidiary and holds 50% of equity interest in Zhipeng IoV, or (ii) Xiaopeng Chuxing, which is our subsidiary and holds 50% of equity interest in Yidian Chuxing;

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

•	“Deposit Agreement” are to the agreement among the Company, the depositary and the holders and beneficial owners of ADSs in relation to the deposit of Class A ordinary shares for the issuance of ADSs;

•	“DiDi” are to DiDi Global Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands and its subsidiaries;

•

“DiDi Share Purchase Agreement” are to the Share Purchase Agreement, dated August 27, 2023, among the Company, DiDi and Da Vinci Auto Co. Limited in relation to the Company’s acquisition of the entire issued share capital of Xiaoju Smart Auto Co. Limited, in consideration for the Company’s newly issued Class A ordinary shares;

•

“DiDi Strategic Cooperation Agreement” are to the Strategic Cooperation Agreement, dated August 27, 2023, between the Company and DiDi relating to cooperation on, among others, the research and development of an A-class automobile vehicle;

•	“Dogotix” are to Dogotix Inc., a company incorporated in the Cayman Islands with limited liability;

•	“E/E architecture” or “EEA” are to electrical/electronic architecture;

•

“E/E Architecture Technical Collaboration” are to the technical collaborations between the Company and the Volkswagen Group based on the Framework Agreement on E/E Architecture Technical Collaboration, dated April 17, 2024, and also the Master Agreement on E/E Collaboration, dated July 22, 2024.

•	“EV” or “electric vehicle” are to the battery electric vehicle used for the carriage of passengers;

•	“GIIA” are to Guangdong Intelligent Insurance Agency Co., Ltd. (广东智选保险代理有限公司, formerly known as Qingdao Miaobao Insurance Agency Co., Ltd.(青岛妙保保险代理有限公司));

•	“the Group” are to XPeng Inc., the Group VIEs and their respective subsidiaries;

•	“Group VIEs” are to (i) Zhipeng IoV, (ii) Yidian Chuxing, (iii) Xintu Technology and (iv) GIIA. Each of Zhipeng IoV, Yidian Chuxing, Xintu Technology and GIIA is a “Group VIE”;

•	“Guangzhou Xuetao” are to Guangzhou Xuetao Enterprise Management Co., Ltd. (广州雪涛企业管理有限公司);

•	“HD” are to high definition;

•	“HFCA Act” are to the Holding Foreign Companies Accountable Act;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“ICE” are to internal combustion engine;

•	“individual shareholders of the Group VIEs” are to (i) Mr. Zhiyuan Chen, who holds 50% of equity interest in Zhipeng IoV, and (ii) Mr. Dawu Zhao, who holds 50% of equity interest in Yidian Chuxing;

•	“Kuntu Technology” are to Guangzhou Kuntu Technology Co., Ltd. (广州鲲图科技有限公司);

•	“LIDAR” are to light detection and ranging;

•	“mid- to high-end segment” are to the segment in China’s passenger vehicle market with prices ranging from RMB120,000 to RMB420,000, not including any government subsidy;

•	“MIIT” are to the Ministry of Industry and Information Technology of the PRC;

•	“MOF” are to the Ministry of Finance of the PRC;

•	“MOST” are to the Ministry of Science and Technology of the PRC;

•	“MPV” are to multi-purpose vehicle;

•	“NEDC” are to New European Driving Cycle, which is designed to assess the emission levels of car engines and fuel economy in passenger vehicles;

•	“NEV” are to new energy passenger vehicles, comprising of battery electrics vehicles, plug-in hybrid electric vehicles (including extended-range electric vehicles) and fuel cell electric vehicles;

•	“OEM” are to automotive original equipment manufacturer;

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

•	“SUV” are to sport utility vehicle;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“VMTUD” are to vehicle model technology under development;

•	“Volkswagen China” are to Volkswagen (China) Investment Co., Ltd. (大众汽车（中国）投资有限公司), a company incorporated under the laws of the PRC;

•

“Volkswagen Group” are to Volkswagen AG, a company incorporated under the laws of Germany with limited liability, the shares of which are listed on Frankfurt Stock Exchange in Germany and all of its subsidiaries (including Volkswagen China and Volkswagen Nominee);

•	“Volkswagen Investment” are to the investment by the Volkswagen Group pursuant to the VW Share Purchase Agreement;

•	“Volkswagen Nominee” are to Volkswagen Finance Luxemburg S.A., a company incorporated under the laws of Luxembourg;

•

“VW Share Purchase Agreement” are to the Share Purchase Agreement, dated July 26, 2023, among the Company, Volkswagen China and Volkswagen Nominee, pursuant to which Volkswagen China (or Volkswagen Nominee) agreed to subscribe 4.99% of the total issued and outstanding ordinary shares of the Company (with a cap of 94,666,666 Class A ordinary shares) upon the completion of the Volkswagen Investment;

•

“VW Technical Framework Agreement” are to the Technical Framework Agreement, dated July 26, 2023, between Xiaopeng Motors and Volkswagen China in respect of the strategic technical collaboration between the Company and the Volkswagen Group;

•	“Xiaopeng Chuxing” are to Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd. (广州小鹏智慧出行科技有限公司);

•	“Xiaopeng Motors” are to Guangdong Xiaopeng Motors Technology Group Co., Ltd. (广东小鹏 汽车科技集团有限公司), formerly known as Guangdong Xiaopeng Motors Technology Co., Ltd. (广东小鹏汽车科技有限公司);

•	“Xiaopeng Motors Sales” are to Xiaopeng Motors Sales Co., Ltd. (小鹏汽车销售有限公司);

•	“Xiaopeng Technology” are to Guangzhou Xiaopeng Motors Technology Co., Ltd. (广州小鹏汽车科技有限公司);

•	“Xintu Technology” are to Guangzhou Xintu Technology Co., Ltd. (广州欣图科技有限公司);

•	“XNGP” are to XPENG Navigation Guided Pilot, which is our full-scenario ADAS solution offering advanced driver assistance;

•	“XOS Tianji” are to our next-generation smart in-car operating system;

•	“XPENG,” “we,” “us,” “our company” and “our” are to XPeng Inc. and/or its subsidiaries, as the context requires;

•	“XPower” are to our 800V electric drive system;

•	“Yidian Chuxing” are to Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd. (广州易点智慧出行科技有限公司);

•	“Zhaoqing Xiaopeng” are to Zhaoqing Xiaopeng Automobile Co., Ltd. (肇庆小鹏汽车有限公司);

•	“Zhaoqing Xiaopeng New Energy” are to Zhaoqing Xiaopeng New Energy Investment Co., Ltd. (肇庆小鹏新能源投资有限公司);

•	“Zhipeng IoV” are to Guangzhou Zhipeng IoV Technology Co., Ltd. (广州智鹏车联网科技有限公司);

•	“Zhipeng Kongjian” are to Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. (江苏智鹏空间信息技术有限公司, formerly known as Jiangsu Zhitu Technology Co., Ltd. (江苏智途科技股份有限公司)); and

•	“2019 Equity Incentive Plan” are to the equity incentive plan of our company approved and adopted in June 2020, as amended and restated in August 2020 and June 2021.

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

Corporate Structure

The following diagram illustrates our corporate structure as of March 31, 2025. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

Equity interest
Contractual arrangements
XPeng Inc. (Cayman)(1)
100%
XPeng International Holding (BVI) Limited
100%
XPeng International Holding (Hong Kong) Limited
100%
XPeng European Holding B.V.
100%
XPeng Motors International (Hong Kong) Limited
XPeng Limited (BVI)
XPeng (Hong Kong) Limited (HK)
XMotors Limited (HK)
XPeng Ai Limited (BVI)
XMotors. AI, Inc. (U.S.)
XSense. AI, Inc. (U.S.)
XPeng Dogotix Holdings Limited (BVI)
Dogotix (Hong Kong) Limited (HK)(8)
Xiaoju Smart Auto Co., Limited (Cayman)
Xiaoju Smart Auto (HK) Co., Limited (HK)
Outside mainland China
Inside mainland China
25%
Guangdong Xiaopeng Motors Technology Co., Ltd
Guangzhou Xiaopeng Automotive Financial Leasing Co., Ltd.
Guangdong Pengxing Intelligent Co., Ltd.
Shanghai Jusheng Technology Co., Ltd.
~98.9%
75%
Subsidiaries of Guangdong Pengxing Intelligent Co., Ltd.(9)
Beijing Jusheng Intelligent Automotive Technology Co., Ltd.
Chengxing Zhidong
~0.1%
Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd
Guangzhou Xiaopeng Autonomous Driving Technology Co., Ltd
Wholly-owned or otherwise controlled
Wholly-owned or otherwise controlled
Xiaopeng Technology
Other subsidiaries of Chengxing Zhidong(2)
Xiaopeng Motor Sales
Xiaopeng Chuxing
Other subsidiaries of Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd(3)
50%
Zhipeng IoV(4)
GIIA(7)
50%
Yidian Chuxing(5)
Xintu Technology(6)

(1)	Investors in our Class A ordinary shares and ADSs are purchasing equity interest in XPeng Inc.
(2)

Includes (i) 139 subsidiaries that are wholly-owned by Chengxing Zhidong, (ii) six subsidiaries and three limited partnerships of which a majority equity interest is held by Chengxing Zhidong, and (iii) Zhaoqing Xiaopeng New Energy, of which 100% equity interest was held by Chengxing Zhidong. Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and providing after-sales services. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

(3)

Includes six subsidiaries that are wholly-owned by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and its subsidiaries are primarily involved in providing value-added services.

(4)	50% of equity interest in Zhipeng IoV is held by us, and Mr. Zhiyuan Chen holds the other 50% of the equity interest in Zhipeng IoV.
(5)	50% of equity interest in Yidian Chuxing is held by us, and Mr. Dawu Zhao holds the other 50% of the equity interest in Yidian Chuxing.
(6)

Xintu Technology is wholly owned by Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Ms. Chuxu Li holds 100% of the equity interest, respectively.

(7)	GIIA is wholly owned by Guangzhou Xuetao, and Mr. Yeqing Zheng, our vice president, holds 100% equity interest in Guangzhou Xuetao.
(8)	Wholly held by XPeng Dogotix Holdings Limited through intermediary holding entities.

(9)

Includes three subsidiaries wholly owned by Guangdong Pengxing Intelligent Co., Ltd., being Shenzhen Pengxing Intelligent Co., Ltd., Shenzhen Pengxing Smart Research Co., Ltd. and Shenzhen Pengxing Intelligent Technology Innovation Co., Ltd. Guangdong Pengxing Intelligent Co., Ltd. and its subsidiaries are primarily involved in research and development of robots with human-robot interaction functions.

Contractual Arrangements with the Group VIEs and Their Shareholders

XPeng Inc. is a Cayman Islands holding company, and the Group’s operations are primarily conducted through its subsidiaries in China. XPeng Inc. controls these subsidiaries through Xiaopeng Motors, which is in turn wholly-owned by XPeng Inc.’s Hong Kong subsidiary, XPeng (Hong Kong) Limited. The Group also conducts certain non-core and non-essential operations through contractual arrangements with the Group VIEs. Holders of our ADSs and Class A ordinary shares do not hold direct shareholding in any operating entities that are Group VIEs or their subsidiaries, but instead hold equity interest in XPeng Inc. As used in this annual report, “XPENG,” “we,” “us,” “our company” or “our” refers to XPeng Inc. and/or its subsidiaries, and “the Group” refers to XPeng Inc., the Group VIEs and their respective subsidiaries.

Under the PRC laws and regulations, (i) the provision of value-added telecommunication service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through Zhipeng IoV and Yidian Chuxing, which both operated our mobile Apps; (ii) the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements, and therefore, we operate such businesses in China through Xintu Technology and its subsidiary, Zhipeng Kongjian, which is primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps. We are seeking to restore our possession of Surveying and Mapping Qualification Certificate to develop mapping and navigation solutions that will improve customers’ driving experience; and (iii) the provision of insurance agency service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through GIIA, which is primarily engaged in the business of providing insurance agency services. As such, the VIE structure provides investors with foreign investment access to China-based operating companies where the PRC laws and regulations either restrict or prohibit direct foreign investment in such companies. Investors may never hold equity interests in such Chinese operating companies.

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

Furthermore, the PRC authorities have recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Internet Security and Privacy Protection”. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. On November 16, 2023 and December 11, 2023, we have submitted the filings with the CSRC with respect to our placement of Class A ordinary shares to DiDi and the Volkswagen Group, respectively. For details of these transactions, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.” However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences,” “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Business and Industry—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” and “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

PRC Permissions and Approvals

As of the date of this annual report, we have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, and Zhaoqing Xiaopeng New Energy, as well as our Smart EVs (the P7i, the G9, the G6, the X9, the MONA M03 and the P7+), has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which represented the governmental approval required for Zhaoqing Xiaopeng New Energy to be a qualified manufacturer for the manufacturing and sales of our Smart EVs. Given the uncertainties regarding interpretation, implementation and enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”

Holding Foreign Companies Accountable Act

The HFCA Act, may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act provides if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for two consecutive years, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. In the event of such determination by the SEC, the NYSE would delist our ADSs. In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our independent auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a SEC-identified issuer under the HFCA Act after we filed the annual reports on Form 20-F for the years ended December 31, 2022 and December 31, 2023, respectively, and we do not expect to be identified as a SEC-identified issuer under the HFCA Act after we file this annual report on Form 20-F for the year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a SEC-identified issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risks Factors—Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

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

Risks Relating to Our Business and Industry

•	We have a limited operating history and face significant challenges as a new entrant into our industry.

•	As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.

•	Unsuccessful adoption of technology like end-to-end model and large language model could adversely impact our business, operations and reputation.

•	We may be subject to risks associated with ADAS technologies.

•	China’s passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile.

•	Our research and development efforts may not yield expected results.

•

If our Smart EVs, including software systems, fail to offer a good mobility experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

•	We may not be able to successfully develop the processing hardware and ramp up its production in a cost-efficient manner.

•	We may not be able to expand our physical sales network cost-efficiently, and our franchise model is subject to a number of risks.

•	Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

•	We depend on revenues generated from a limited number of Smart EV models.

•	Our customers may cancel their orders despite their deposit payment and online confirmation.

•	The shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.

•	We have incurred significant losses and had recorded negative cash flows from operating activities in the past, all of which may continue in the future.

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

•

From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

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

•

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

We began operations in 2015 and have a limited operating history. We have limited history in most aspects of our business operations, including designing, testing, manufacturing, marketing and selling our Smart EVs, as well as offering our services. We started production of our first mass-produced Smart EV, the G3, a compact SUV, in November 2018. We have constructed a manufacturing plant in Zhaoqing, Guangdong province, and the plant is the first manufacturing facility owned by us. We have also constructed a manufacturing plant in Guangzhou, Guangdong province, and started manufacturing Smart EVs at this plant in December 2022. We have successively launched and delivered a number of vehicle models and their variants, and as of the date of this annual report, our product offering included the P7i, the G9, the G6, the X9, the MONA M03 and the P7+.

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

We have experienced significant growth in the past several years. Our revenues increased from RMB26,855.1 million in 2022 to RMB30,676.1 million in 2023, and further to RMB40,866.3 million in 2024, and the number of Smart EVs delivered by us increased from 120,757 units in 2022 to 141,601 units in 2023 and further to 190,068 units in 2024. We plan to further grow our business by, among other things, investing in technology, expanding our product portfolio, providing technology services, strengthening our brand recognition, expanding our sales and marketing network and service offerings. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.

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

We continuously upgrade our ADAS technologies through in-house research and development. ADAS technologies are subject to risks and from time to time there have been accidents associated with such technologies. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, ADAS technology is still evolving and is yet to achieve wide market acceptance. The safety of ADAS technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with our ADAS systems occur, we could be subject to liability, government scrutiny and further regulation. In April 2023, our G9 SUV obtained the Guangzhou Intelligent Connected Vehicle Passenger Test Permit, and the testing area covered all general testing roads in Guangzhou. In 2024, we also unveiled our Hawkeye Visual Solution and have continued roll out upgrades to our ADAS system to deliver better user experience to our customers. As the penetration and availability of our ADAS systems continues to grow, the possibility that our ADAS technologies are involved in accidents may correspondingly increase. Furthermore, accidents or defects caused by third parties’ ADAS technology may negatively affect public perception, or result in regulatory restrictions, with respect to ADAS technology. Such accidents where our or any third party’s ADAS technology is involved may be the subject of significant public attention.

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

Furthermore, our research and development activities on ADAS are subject to regulatory restrictions on surveying and mapping, as well as driverless road testing. For instance, on July 26, 2024, the Ministry of Natural Resources promulgated the Notice on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles. This notice provides that surveying and mapping activities related to intelligent connected vehicles must be conducted in accordance with the law, that confidential and sensitive geographic information data must be strictly managed, and that electronic navigation maps must be strictly reviewed. In addition, the notice implements requirements for the storage of geoinformation data and cross-border transfer of such data, strengthens the regulation of geoinformation security, and encourages the exploration of geographic information security applications. Any tightening of regulatory restrictions could have a material adverse impact on our development of ADAS technology.

China’s passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile.

China’s passenger vehicle market is large yet competitive, and we have strategically focused on offering Smart EVs for the mid- to high-end segment. Our Smart EVs directly compete with (i) other EVs, including pure play EVs, and NEVs, which include plug-in hybrid electric vehicles, hybrid electric vehicles and fuel cell electric vehicles, especially those targeting the mid- to high-end segment, and (ii) ICE vehicles in the mid- to high-end segment offered by traditional OEMs. We may also in the future face competition from new entrants that will increase the level of competition. Many of our current and potential competitors, particularly international competitors, have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

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

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as ADAS, intelligent operating system, powertrain and E/E architecture. We have been investing heavily on our research and development efforts. In 2022, 2023 and 2024, our research and development expenses amounted to RMB5,214.8 million, RMB5,276.6 million and RMB6,456.7 million, respectively. Our research and development expenses accounted for 19.4%, 17.2% and 15.8% of our total revenues for 2022, 2023 and 2024, respectively. The EV industry is experiencing rapid technological changes, and we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. For example, we believe ADAS is a key factor that differentiates our Smart EVs from competing products, and we have dedicated significant research and development efforts. The outcome of such efforts may not be successfully commercialized or accepted by the market. Any delay or setbacks in our efforts to improve our ADAS capabilities could materially and adversely affect our business, reputation, results of operations and prospects.

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

Our Smart EVs may contain defects in design or manufacturing that cause them not to perform as expected or that require repair, and certain features of our Smart EVs may take longer than expected to become enabled. For example, the operation of our Smart EVs is highly dependent on our proprietary software, such as XNGP and XOS Tianji, which is inherently complex. These software systems may contain latent defects and errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. Furthermore, while we have performed extensive internal testing on the Smart EVs we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our Smart EVs. We cannot assure you that our Smart EVs are free of defects, which may manifest over time. Product defects, delays or other failures of our products to perform as expected could damage our reputation and result in product recalls, product liability claims and/or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Additionally, we are actively adding new smart technology features to our offerings, including the smart voice assistant in our XOS Tianji in-car operating system. These new features are subject to market acceptance, and any incident involving our Smart EV may negatively impact the perception of our products and services and may further result in damages to our brand image and customer trust. We are also making significant investments in smart technology including end-to-end model and large language model to improve the driving and riding experience of our vehicles. The development and use of such technology can be complex and involve significant costs and risks. There can be no assurance that our investments in and usage of such technology will achieve the benefits we anticipated. These technologies may have limitations, including biases and errors, and there are also risks of system failures and disruptions and risks relating to cybersecurity, privacy, intellectual property and ethics. Furthermore, the legal regulatory regime relating to such technology is developing in many jurisdictions, and new rules and regulations could significantly increase our compliance costs, require us to modify our technologies and business practices, prevent or limit our use of such technology in certain circumstances or result in regulatory investigations, fines and penalties.

We may not be able to successfully develop the processing hardware and ramp up its production in a cost-efficient manner.

We have limited history of developing the processing hardware, and we may not be able to develop and introduce the processing hardware that fits our business demand and vehicle models. In August 2024, we announced that our processing hardware has been successfully tapped-out. The success of developing processing hardware may affect our capability to develop and introduce new and enhanced autonomous driving and cross-domain products and solutions that incorporate and integrate the latest technological advancements in sensing and perception technologies, software and hardware, and camera, radar, LiDAR, mapping, and deep learning technologies to satisfy evolving customer, regulatory, and safety rating requirements.

There can be no assurance that our efforts seeking design wins for the processing hardware will succeed. Despite of our successful tape-out of the processing hardware with foundry supplier in August 2024, we may not be able to complete the development of the processing hardware or ramp up its production in a cost-efficient manner, or at all. We cooperate with our foundry and other suppliers to manufacture, assemble, package and test the processing hardware. From time to time, these third parties may become unable to perform these services on a timely or cost-effective basis, in sufficient volumes, or at all. In some cases, there are limited or no readily available satisfactory alternate providers. Any business disruption at such suppliers’ facilities may result in supply shortage of the processing hardware.

We may not be able to expand our physical sales network in China cost-efficiently, and our franchise model is subject to a number of risks.

As of December 31, 2024, our physical sales network consisted of 690 stores, covering 226 cities in China. We plan to expand our physical sales network through a combination of direct stores and franchised stores. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner and requires certain adjustments in our sales and marketing operation.

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

Our business initially depended substantially on the sales and success of the G3, a compact SUV, which was our only mass-produced Smart EV in the market prior to May 2020, and since then we have successively launched a number of vehicle models and their variants. On the other hand, as we continue to adjust our product offerings, certain vehicle models have also phased out of our product portfolio. As of the date of this annual report, our product offering included the P7i, the G9, the G6, the X9, the MONA M03 and the P7+. Historically, automobile customers have come to expect a variety of vehicle models offered in an OEM’s product portfolio and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan to continuously introduce new models to enrich our product portfolio, as well as introducing new versions of existing Smart EV models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

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

The automotive industry has experienced in recent years, and may continue to experience or experience in the future, a global shortage in the supply of semiconductors. Since October 2020, the supply of semiconductors used for automotive production has been subject to a global shortage. Although such global semiconductor shortage has not yet had a material negative impact on the Group’s operations, there is no assurance that we will be able to continue to obtain sufficient number of semiconductor-contained components at reasonable cost for the Group’s operations, to the extent that such semiconductor shortage continues or occurs again in the future. In addition, we source a number of semiconductor-contained components used by us from single-source suppliers. Should any single-source suppliers of semiconductor-contained components become unable to meet our demand or become unwilling to do so on terms that are acceptable to us, it may take us significant time, and we may incur significant expenses to find alternative suppliers. In October 2022, the BIS released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. On October 17, 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. In December 2024, the BIS announced further restrictions on the export of technologies relating to advanced-node semiconductors. On January 13, 2025, BIS announced an export control framework for artificial intelligence diffusion with a three-tier export authorization regime for advanced computing chips, under which China would be subject to a presumption of denial, as well as export controls on certain closed artificial intelligence model weights. Additionally, in January 2025, a program established by the U.S. Department of the Treasury became effective, which imposed restrictions on U.S. outbound investment transactions involving persons of “countries of concern,” a designation currently limited to China, in certain technology sectors. Our existing or potential suppliers may be adversely affected by this program, with their funding sources and partnerships with U.S. entities being restricted by the program. These export controls and regulatory restrictions, as well as other similar regulatory restrictions that may be imposed from time to time, may adversely affect certain parts of our operations, including our efforts to develop and utilize our processing hardware. There can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. If we were required to utilize another supplier for semiconductor-contained components, we would need to qualify and customize the components from alternative suppliers, which could be time consuming and require substantial expenses. If we are unable to find an alternative supplier willing and able to meet our needs on terms acceptable to us on a timely basis or at all, our production and deliveries would be materially disrupted, which may materially and adversely affect our business, results of operations and financial condition.

We have incurred significant losses and had recorded negative cash flows from operating activities in the past, all of which may continue in the future.

We have not been profitable since our inception. The design, manufacture, sale and servicing of Smart EVs is a capital-intensive business. We have been incurring losses from operations since inception. We incurred net losses of RMB9,139.0 million, RMB10,375.8 million and RMB5,790.3 million for 2022, 2023 and 2024, respectively. We have had negative cash flows from operating activities since inception. Net cash used in operating activities was RMB8,232.4 million and RMB2,012.3 million for 2022 and 2024, respectively. Although we recorded net cash provided by operating activities of RMB956.2 million for 2023, we cannot assure you that we will achieve or maintain such positive cash flow in the future. In addition, we have made significant up-front investments in research and development, our vehicle plants in Zhaoqing and Guangzhou and the new manufacturing base in Wuhan, our sales and service network, our charging network, as well as marketing and advertising, to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further expand our business, and there can be no assurance that we will successfully execute our business strategies. We may not generate sufficient revenues for a number of reasons, including lack of demand for our Smart EVs and services, increasing competition, challenging macro-economic environment, supply chain disruption, as well as other risks discussed herein. Our ability to become profitable in the future will not only depend on our efforts to sell our Smart EVs and services but also to control our costs. If we are unable to adequately control the costs associated with the Group’s operations, we may continue to experience losses and negative cash flows from operating activities in the future.

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

Our business and our future plans are capital-intensive. We will need significant capital to, among other things, conduct research and development, ramp up our production capacity and expand our sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our Smart EVs and services. Given we have a limited operating history, we have limited historical data on the demand for our Smart EVs and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital needs. On December 6, 2023, we completed the issuance of 94,079,255 Class A ordinary shares to the Volkswagen Group for approximately US$705.6 million. However, such financing might not be available to us in a timely manner or on terms that are acceptable, or at all, in the future. If we fail to obtain required additional financing to sustain our business before we are able to produce levels of revenue to meet our financial needs, we would need to delay, scale back or eliminate our business plan and may be forced to curtail or discontinue the Group’s operations.

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

From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

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

We have pursued and may continue to pursue strategic collaborations and strategic acquisition opportunities to increase our scale, expand our product portfolios and capabilities and enhance our industry and technical expertise. In 2023, we have entered into the VW Technical Framework Agreement and the DiDi Strategic Cooperation Agreement. We are in the process of implementing such cooperations, which we believe are conducive to our business. In 2024 and 2025, we entered into a series of collaborations with the Volkswagen Group with respect to the E/E Architecture Technical Collaboration and supercharging networks. See “Item 4. Information on the Company — B. Business Overview — Strategic Transactions.” However, we have a limited track record of providing technical services under the Technical Collaboration, and we primarily rely on the Volkswagen Group for the revenue arising from such services. We may not be able to diversify our strategic partners, maintain our business relationship with existing strategic partner or secure new contracts from them in the future. In the event any of our customers scales back and the demand for our services decline, or our relationship with a strategic partner degrades, there may be material fluctuations in our revenue from such services. In addition, should our strategic partner delay or default in making payments to us or at all, our cash flow and financial position would be adversely affected. In addition, whether such cooperation will in fact yield the expected strategic benefits is subject to uncertainties and we may not realize the full benefits of relevant strategic collaborations, including the synergies, cost savings or growth opportunities that we expect. For example, the vehicle models under the cooperation with the Volkswagen Group may not achieve massive-production or customer delivery in a timely manner, or at all, and the market acceptance of such vehicle models may not be satisfactory. While there is an earn-out arrangement under the DiDi Share Purchase Agreement to incentivize our cooperation with DiDi, the milestones under such earn-out arrangement may not be achieved. The implementation and outcome of the cooperation depend on various factors, many of which may be beyond our control. Furthermore, if we are unable to maintain or expand our collaboration with our partners in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain any of our strategic partnerships, it may be very difficult for us to identify qualified alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and client experience.

The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for new energy vehicles and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.

Our business has benefited from government subsidies, economic incentives and government policies that support the growth of new energy vehicles. For example, each qualified purchaser of our Smart EVs enjoys subsidies from China’s central government and certain local governments. Furthermore, in certain cities, municipal government may adopt quotas that limit the purchase of ICE vehicles but not EVs, thereby incentivizing the purchases of EVs. On September 18, 2022, the Ministry of Finance of the PRC, or the MOF, together with several other PRC government departments, issued Announcement on Continuation for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which extended the previous vehicle purchase tax exemption policy for new energy vehicles to December 31, 2023. On June 19, 2023, the MOF and the MIIT issued the Announcement on Continuation and Optimization for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, pursuant to which new energy vehicles purchased during the period from January 1, 2024 to December 31, 2025 shall be exempted from the vehicle purchase tax and the exemption amount for each new energy passenger vehicle shall not exceed RMB30,000; new energy vehicles purchased during the period from January 1, 2026 to December 31, 2027 shall be subject to the vehicle purchase tax at a reduced rate by half and the exemption amount for each new energy passenger vehicle shall not exceed RMB15,000. China’s central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, in January 2022, the MOF, together with several other PRC government departments, issued the Notice on the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles for 2022, or the 2022 Subsidy Notice. The 2022 Subsidy Notice provides that the subsidies for new energy vehicle purchases in 2022 will be generally lowered by 30%, and such subsidies will be eliminated at the end of 2022. In April 2024, the MOFCOM, the MOF, together with several other PRC government departments, jointly issued the Implementation Rules on the Subsidies for Automobiles Trade-in, or the 2024 Trade-in Policy, which, among others, offered an one-off subsidy of up to RMB10,000 for buyers who trade-in certain types of old automobiles for new EVs by the end of 2024. The 2024 Trade-in Policy was adjusted in August 2024, which, among others, raised the trade-in subsidy cap to up to RMB20,000 for the above-mentioned EV-buyers. Furthermore, in January 2025, the MOF, together with several other PRC government departments, jointly issued a Notice on Automobile Trade-in Policy in 2025, or the 2025 Trade-in Policy, which, among others, continued the subsidy standards under the adjusted 2024 Trade-in Policy and further expanded the range of old automobiles eligible for such trade-in subsidies in 2025. However, We cannot predict whether such governmental subsidies will be available or reduced in the future. Any expiration, reduction and elimination of such subsidies may diminish consumers’ demand for our smart EVs, which could further adversely affect our revenues and results of operations. Furthermore, we have received subsidies from certain local governments in relation to our Smart EV manufacturing bases. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our Smart EVs in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may also face increased competition from foreign OEMs due to changes in government policies. For example, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. On June 23, 2020, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce of the PRC, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment, or the 2020 Foreign Investment Negative List, effective on July 23, 2020, under which there is no limit on foreign ownership of new energy vehicle manufacturers. Furthermore, according to the latest revised Special Administrative Measures for Market Access of Foreign Investment as promulgated on September 26, 2024, or the 2024 Foreign Investment Negative List, which took effect from November 1, 2024, there is no foreign investment restrictions on the industry of vehicle manufacturing. As a result, foreign EV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has constructed the Tesla Giga Shanghai factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage.

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

In addition, we began shipping Smart EVs to Europe in September 2020 and must therefore comply with the General Data Protection Regulation (EU) 2016/679 that became applicable on May 25, 2018, or the GDPR. The GDPR places stringent obligations and operational requirements on processors and controllers of personal data, including requiring expanded disclosures to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. As we further our globalization strategy, we may face additional challenges in additional jurisdictions with respect to privacy, data protection, cybersecurity and information security. If we were found to be in violation of the relevant laws, we could face administrative investigation, disciplinary actions, civil claims and reputational damage. We may incur significant expenses to comply with laws and regulations relating to data privacy, data security and consumer protection, as well as relevant industry standards and contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve such problems.

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

Any problems or delays in maintaining operations and expanding the capacity of our Zhaoqing plant and Guangzhou plant or the establishment of new manufacturing base in Wuhan could negatively affect the production of our Smart EVs.

To exercise direct control over product quality and gain more flexibility in adjusting our manufacturing process and production capacity, we built our own plants in Zhaoqing and Guangzhou, Guangdong province. Currently, we manufacture our vehicles at our plants in Zhaoqing and Guangzhou. Our future operation and prospects depend on our ability to successfully maintain the operation, and expand the capacity, of the Zhaoqing plant and the Guangzhou plant. In addition, we need to effectively control cost of production at the Zhaoqing plant and Guangzhou plant. We have limited experience in the production of Smart EVs. Given the size and complexity of this undertaking, it is possible that we may experience issues, delays or cost overruns in further expanding the production output at the Zhaoqing plant and Guangzhou plant.

In September 2020, we entered into a cooperation agreement with Guangzhou GET Investment Holdings Co., Ltd., or Guangzhou GET Investment, a wholly-owned investment company of Guangzhou Economic and Technological Development Zone, which is a local government authority in Guangzhou. The construction of the Guangzhou plant was completed in June 2022 and it houses a broad range of functions, including research and development, manufacturing, vehicle testing and sales. We started manufacturing Smart EVs at the Guangzhou plant in December 2022.

In April 2021, we entered into an investment agreement with Wuhan Economic & Technological Development Zone Management Committee, or Wuhan ETDZ Committee, a local government authority in Wuhan. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to support our construction of a new manufacturing base and research and development center in the Wuhan Economic & Technological Development Zone. As of March 31, 2025, the construction of our new manufacturing base in Wuhan has been completed, which is currently pending inspection and acceptance procedures conducted by relevant government authorities.

The commencement of its operation may be affected by, among other things, availability of funding, progress of the construction and the installation of production equipment, grant of applicable regulatory approvals, as well as the hiring and retention of qualified employees. Any policy change affecting investments in manufacturing facilities in general may also have an impact on the establishment of our new manufacturing base. There can be no assurance that the new manufacturing base will be able to commence operation for manufacturing of Smart EVs in accordance with our plan. In addition, we may not be able to successfully ramp and maintain its operation. We must also maintain good working relationships with Wuhan ETDZ Committee throughout the term of our cooperation. In addition, upon the commencement of operations of the new manufacturing base in Wuhan, our depreciation expenses will increase, which could adversely affect our results of operations.

If we experience any issues or delays in meeting our projected timelines, maintaining sufficient funding and capital efficiency, increasing production capacity or generating sufficient demand for production in our Zhaoqing, Guangzhou and the establishment of the new manufacturing base in Wuhan, our business, prospects, operating results and financial condition could be adversely impacted.

We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us.

We procure components from both domestic suppliers and global suppliers, some of which are currently our single-source suppliers for certain components. We attempt to mitigate our supply chain risk by qualifying and obtaining components from multiple sources where practicable and maintaining safety stock for certain key components and components with lengthy procurement lead times. However, we may still experience component shortages for our production, or the components may not meet our specifications or quality needs. For example, some of our suppliers were unable to deliver sufficient components to us during the COVID-19 pandemic. Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our Smart EVs may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our Smart EVs until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from other existing suppliers. Any failure to timely find alternative component sources may materially delay delivery of our Smart EVs, which may materially and adversely impact our business and results of operations.

We do not manufacture certain key hardware components for our ADAS, such as semiconductors, millimeter-wave radars, ultrasonic sensors and cameras, and we import certain of such components from foreign countries. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. In particular, we source a number of semiconductor-contained components from single-source suppliers. If any of such suppliers fails to meet our demand, it may take us significant time, and we may incur significant expenses to find alternative suppliers and quantify their components. In October 2022, the BIS released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. On October 17, 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. In December 2024, the BIS announced further restrictions on the export of technologies relating to advanced-node semiconductors. On January 13, 2025, BIS announced an export control framework for artificial intelligence diffusion with a three-tier export authorization regime for advanced computing chips, under which China would be subject to a presumption of denial, as well as export controls on certain closed artificial intelligence model weights. These export controls and regulatory restrictions, as well as other similar regulatory restrictions that may be imposed from time to time, may adversely affect our suppliers’ capability to provide us with qualified products that meet our standard. There can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. See “—The shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.” for details. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our Smart EVs that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers’ ability to deliver components to us in a timely manner.

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

Furthermore, as the scale of our Smart EV production increases, we will need to accurately forecast, purchase, warehouse and transport components to the relevant manufacturing facilities and service stores and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, as well as storage, transportation and write-off costs. If we fail to accurately forecast the demand, including with respect to our vehicle models that are at or near the end of production cycle, we may experience inventory obsolescence and inventory shortage risk. We have incurred losses on purchase commitments mainly for raw materials in relation to the cessation of G3i in 2023 and in relation to the cessation of the P5 in 2024 and upgrades of certain models, and similar losses may occur in the future. All of the above could have a material adverse effect on our financial condition and operating results.

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

Our business is dependent on the continued supply of battery cells for the battery packs used in our Smart EVs. While we believe several sources of the battery cells are available for such battery packs, we have to date fully qualified only a very limited number of suppliers for the battery cells used in such battery packs and have very limited flexibility in changing battery cell suppliers. Any disruption in the supply of battery cells from such suppliers could disrupt production of our Smart EVs until such time as a different supplier is fully qualified. There can be no assurance that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all. For example, we have experienced certain supply shortages of mmWave radar in the past, which affected our vehicle deliveries.

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

We started the production of our first mass-produced Smart EV, the G3, in November 2018 and our second mass-produced Smart EV, the P7, in May 2020. Since then we have successively launched and delivered a number of vehicle models and their variants, and as of the date of this annual report, our product offering included the P7i, the G9, the G6, the X9, the MONA M03 and the P7+. We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. OEMs often experience delays in the design, manufacture and commercial release of new Smart EV models. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our Smart EVs, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays.

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

If we are unable to provide quality customer services, our business and reputation may be materially and adversely affected.

We aim to provide customers with a good customer service experience, including providing our customers with access to a comprehensive suite of charging solutions, after-sales services and value-added services, as well as software sale. Our services may fail to meet our customers’ expectations, which could adversely affect our business, reputation and results of operations.

Offline after-sale services are primarily carried out by franchised service stores. We and our franchisees have limited experience in servicing our Smart EVs. Servicing EV is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our after-sale service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our franchisees will have sufficient resources to meet these service requirements in a timely manner as the volume of Smart EVs we deliver increases. Moreover, we provide value-added services, including insurance technology support, automotive loan referral and auto financing, and we may expand our value-added services in the future. However, we cannot assure you that we will be able to successfully monetize our value-added services.

In addition, we seek to engage with our customers on an ongoing basis using online and offline channels. If we are unable to roll out and establish a broad service network covering both online and offline channels, customer experience could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospects.

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

We cooperate with banks and connect them with customers who seek automotive financing solutions. We believe the availability of financing options is important to our customers. If affordable automotive financing solutions are not available for our customers, we may not be able to grow our sales. To complement the banks’ services, we also offer auto financing to our customers through a wholly-owned subsidiary. Such auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets. As of December 31, 2024, the Group had installment payment receivables of RMB7,007.2 million. As we continue to grow our business, we may increase the amount of auto financing we offer. We may not be able to obtain adequate funding for our auto financing program. We may also fail to effectively manage the credit risks related to our auto financing program, which would materially and adversely affect our business, results of operations and financial condition. In 2022, 2023 and 2024, the amount of current expected credit loss of installment payment receivables was RMB44.0 million, RMB47.4 million and negative RMB16.7 million, respectively. In addition, if we do not successfully monitor and comply with applicable national and/or local financial regulations and consumer protection laws governing auto financing transactions, we may become subject to enforcement actions or penalties, which would adversely affect our business.

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

We are subject to anti-corruption, anti-bribery and similar laws and regulations in various jurisdictions in which we conduct activities. We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We have implemented policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption and anti-bribery and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

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

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees, representatives, agents, business partners or service providers could subject us to liability or negative publicity, which could severely damage our brand and reputation. In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct. For example, one former employee of ours was arrested and then charged in July 2018 with stealing trade secrets from his previous employer, Apple. Although the alleged theft occurred before he was employed by us, we were subpoenaed by the grand jury to produce certain documents. On August 22, 2022, the former employee pleaded guilty to the charge of theft of trade secrets and entered into a plea agreement. Although we are unaffected by the former employee’s final sentencing, any future occurrences of similar incidents may divert our management’s attention and resources, adversely affect our operations and business, cause reputational harm to the Company and expose us to significant legal liabilities.

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

If we become liable for product liability claims, our business, operating results and financial condition may be harmed. The automotive industry experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our Smart EVs do not meet applicable standards or requirements, resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited experience of offering Smart EVs. Although we implement full-cycle quality control, covering design, procurement, production, sales and after-sales services, we cannot assure you that our quality control measures will be as effective as we expect. Any failure in any of our quality control steps would cause a defect in our Smart EVs, and in turn, could harm our customers. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our Smart EVs and business and inhibit or prevent commercialization of our future Smart EVs, which would have a material adverse effect on our brand, business, prospects, financial condition and results of operations.

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

For example, PRC governments impose sanctions for engaging in value-added telecommunication services, or the VATS, without having obtained the VATS licenses for relevant categories. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile Apps may be ordered to cease operation. We have obtained two VATS licenses for Internet content provider, each held by Zhipeng IoV and Yidian Chuxing, which are two of the Group VIEs, respectively. Given that the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of VATS industry are evolving, it is unclear whether we are required to obtain other VATS licenses. In addition, we are also seeking to restore our possession of the Surveying and Mapping Qualification Certificate for the operation of land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. Furthermore, we also obtained an insurance agency business permit to conduct an insurance agency business, which is subject to regulation and inspection by the insurance regulatory authorities from time to time. Such insurance agency business permit is held by GIIA, which is also one of the Group VIEs. If we are not able to comply with all applicable legal requirements or obtain or renew necessary licenses and permits in a timely manner, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or suspension of our non-compliant operations, any of which may materially and adversely affect our business, financial condition and results of operations.

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

In addition, from time to time, the government of the PRC issues new regulations, which may require additional actions on our part to comply. If our Zhaoqing plant and Guangzhou plant or any of our other future constructions fails to comply with applicable regulations, we could be subject to substantial liability for clean-up efforts, personal injury or fines or be forced to close or temporarily cease the operations of the Zhaoqing plant and Guangzhou plant or other relevant constructions, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation. Moreover, if we intend to increase our capacity in the future by establishing new manufacturing bases, we will be required to obtain certain environmental, construction and safety approvals and complete certain examination and acceptance procedures for these facilities. We may not be able to obtain such approvals or complete such procedures in a timely manner or at all. If for any reason the relevant government authorities determine that we are not in compliance with environmental and construction laws and regulations, we may be required to pay fines, suspend or cease our operations in the relevant premises.

Moreover, environmental and social laws and regulations, including climate regulations, are also increasing with a variety of stakeholders, including regulators seeking more information and disclosure on related risks and impacts. For example, we may be subject to the requirements of the EU Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations. Compliance with these laws and regulations may require us to incur significant additional costs, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors, as well as require us to hire third party experts. These requirements are evolving and may not always be uniform across jurisdictions in which we operate, which may further increase compliance burden and associated regulatory and reporting costs and complexity.

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

As of December 31, 2024, our management has concluded that our internal control over financial reporting was effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024.

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

If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs and/or Class A ordinary shares could decline, and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

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

We offer competitive warranty terms. We accrue a warranty reserve for the Smart EVs sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. We generally make warranty reserve by multiplying the expected unit costs for warranty services by the sales volume. We have limited experience with warranty claims regarding our Smart EVs or with estimating warranty reserves. As of December 31, 2024, we had warranty reserves in respect of our Smart EVs of RMB1,198.7 million. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, prospects, financial condition and results of operation.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things,

•	the trade war between the two countries since 2018;

•	the COVID-19 pandemic;

•	the PRC National People’s Congress’ passage of Hong Kong national security legislation;

•

the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the United States by the Chinese government;

•	the imposition of U.S. export restrictions on certain advanced computing semiconductors and semiconductor manufacturing equipment by the U.S. government;

•	various executive orders issued by the U.S. government, which include, among others:

•

the executive order issued in August 2020, as supplemented and amended from time to time, which prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies;

•

the executive order issued in November 2020, as supplemented and amended from time to time, including, among others, by an executive order issued in June 2021, that prohibits U.S. persons from transacting publicly traded securities of certain Chinese companies named in such executive order; and

•

the executive order issued in January 2021, as supplemented and amended from time to time, which prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay;

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

•

the statement by the President of the United States on February 29, 2024, directing the U.S. Department of Commerce to investigate the national security risks from connected vehicles that incorporate technology from countries of concern, including China, and the subsequent rulemaking by BIS that prohibits the sale or import into the United States of certain vehicle connectivity system hardware and certain connected vehicles;

•

the inclusion of certain Chinese companies by the U.S. Department of Defense on its list of “Chinese military companies” that are “operating directly or indirectly in the United States” in accordance with Section 1260H of the National Defense Authorization Act;

•

the effectiveness of a program in January 2025 established by the U.S. Department of the Treasury, which imposed restrictions on U.S. outbound investment transactions involving persons of a “country of concern,” a designation currently limited to China, in certain technology sectors;

•

the “America First Investment Policy” memorandum released by the President of the United States on February 21, 2025, which directed rulemaking by federal agencies that could further limit U.S. inbound and outbound investments involving China; and

•

the tariffs and other trade protection measures announced by the United States and China in 2025 (see “—Risks Relating to Our Business and Industry—We are subject to the risks associated with international trade policies, geopolitics and trade protection measures, and our business, financial condition and results of operations could be adversely affected”).

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

Our international expansions may be negatively affected by export controls administered by the government authorities in different jurisdictions, deterioration in the political and economic relations among countries and sanctions and other geopolitical challenges, including, but not limited to, economic and labor conditions, increased duties, taxes and other costs and political instability. For example, the U.S. government has imposed export controls and economic sanctions directly or indirectly affecting China-based technology companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. Therefore, such restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may be difficult or costly to comply with and may negatively affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. On February 29, 2024, the President of the United States issued a statement directing the U.S. Department of Commerce to investigate the national security risks from connected vehicles that incorporate technology from foreign adversaries, including China, and consider regulations to address those risks. On January 14, 2024, the BIS announced its final rulemaking, to prohibit the sale or import in the United States of certain vehicle connectivity system (“VCS”) hardware and connected vehicles that incorporate VCS hardware or software or automated driving system software, where such hardware or software has a sufficient nexus to China or Russia, as well as the sale in the United States of connected vehicles by manufacturers with a sufficient nexus to China or Russia incorporating any VCS hardware or software or automated driving system software. These prohibitions will hinder or prevent China-based Smart EV companies like us from accessing the U.S. market or transacting with persons or entities in, or selling to, the U.S. jurisdiction. It is also uncertain whether and how the U.S. government will impose further and more stringent regulations in the EV or Smart EV industries with respect to China-based entities. As of the date of this annual report, the United States has not been a market for our products or services.

Trade tensions have also been increasing recently in the form of higher tariffs, including tariffs imposed on EVs from China. On October 4, 2023, the European Commission published a notice of initiation of EU anti-subsidy investigations into EU imports of EVs from China (the “EU Subsidy Probe”). Using the sampling method, the European Commission selected several companies as investigation targets of the EU Subsidy Probe, and as of the date of this annual report, we have not been named or selected under similar investigation. On October 29, 2024, the European Commission concluded its EU Subsidy Probe by imposing definitive countervailing duties on imports of EVs from China for a period of five years, according to which, other than certain sampled Chinese EV companies, the cooperating companies including us will be subject to an additional tariff of 20.7% on top of the existing tariff, while the non-cooperating companies will be subject to a an additional tariff of 35.3%. There can be no assurance that we will not be publicly named, inquired or investigated by any authority on the basis of national security or anti-subsidy. As a further development, the EU and China have agreed in April 2025 to consider setting commitment to minimum prices for EU imports of EVs from China, as an alternative to the tariffs; relevant measures have not been finalized as of the date hereof. In addition, on May 14, 2024, the U.S. government announced an increase in tariffs on, among other imports, electric vehicles from China to a tariff rate of 100% from the earlier rate of 25%, which entered into effect on September 27, 2024. In addition, on March 26, 2025, the U.S. government also imposed a 25% tariff on imports of automobiles and certain automobile parts. In early 2025, the U.S. government has implemented or proposed to implement policies restricting international trade in the form of new or higher tariffs, including on products imported from China. In April 2025, the President of the United States announced a 10% tariff on goods imported into the United States and higher country-specific tariffs, including for goods originating from China. China and the United States have each responded by imposing further tariffs on products imported form the other country and taking other measures. On April 9, 2025, the United States paused previously announced country-specific tariffs until July 9, 2025 other than with respect to China. There remains to be a high degree of uncertainty around the U.S. trade policies and tariffs as of the date hereof, and it remains uncertain how U.S. trade policies and tariffs may affect international trade and global economy outlook.

Such increases in investigations and tariffs in overseas markets may adversely affect the exports of EVs from China, such as our products, into overseas markets, and our strategy of expanding into overseas markets may be negatively impacted. Any of these circumstances may also materially and adversely affect our business, results of operations, financial condition, and reputation and may further cause the trading prices of our Class A ordinary shares and the ADSs to decline significantly.

We face risks associated with the international sale of our Smart EVs, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

While we have historically sold substantially all of our Smart EVs in China, we have been exploring opportunities to expand into international markets. For details of the pace of our global expansion, please see “Business Overview – Sales and Marketing.” While we expect China will continue to be our primary market, the marketing and sale of our Smart EVs to international markets may increase in the future, which will expose us to a number of risks, including, but not limited, to:

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

Our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our success in international expansion depends, in part, on our ability to succeed in different legal, regulatory, economic, environmental, social and political conditions which we have little control over. The current and evolving overseas legal and legislative requirements may also impose challenges to our international expansion, thereby increasing the compliance-related operating costs of our company. For example, our operations in Europe may be subject to regulations to improve sustainability and environment, and we may be subject to non-financial reporting requirements under the EU Corporate Sustainability Reporting Directive (2022/2464). In addition, the EU is expected to implement in phases the Corporate Sustainability Due Diligence Directive (2024/1760) along with the proposed amendments which will require certain large companies to undertake mandatory due diligence regarding human rights and environmental impacts along their supply chains. Moreover, the new EU Batteries Regulation contains full life-cycle mandatory provisions relating to the recycling and collection of batteries including EV batteries, and we may bear the obligation as an “economic operator” under such new regulation. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. We rely on local dealers to penetrate and expand in certain jurisdictions and entered into wholesale arrangement with such dealers. We may not be able to monitor the sales of our vehicles operated by local dealers in overseas market as directly and effectively as we do in China. There can also be no assurance that local dealers will always comply with the applicable agreements and report the sales related information in a timely and accurate manner, which may result in high dealer inventory, high retail price discount and unsatisfactory customer experience. Their failure to formulate and implement effective strategies in the relevant market, or violation of applicable laws and regulations, may have a material adverse effect on our business, reputation, financial condition and results of operations.

We have incurred and may continue to incur substantial share-based compensation expenses.

In 2015, our subsidiary, Chengxing Zhidong, adopted a share incentive plan, pursuant to which options were granted to certain employees of Chengxing Zhidong and its subsidiaries. In June 2020, XPeng Inc. adopted a share incentive plan, or the 2019 Plan, to replace the share incentive plan adopted by Chengxing Zhidong, and we issued restricted share units, or RSUs to replace the options granted to certain employees of Chengxing Zhidong and its subsidiaries. As of March 31, 2025, RSUs which represent 28,929,757 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 27,216 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, or XPeng Fortune, which has been established for our share incentive plan. In addition, in March 2025, our Board of Directors has conditionally (i) adopted the 2025 Share Incentive Plan, and (ii) granted a ten-year CEO service-based performance RSUs with vesting contingent upon achieving certain specified market conditions performance. The conditional adoption is subject to shareholders’ approval and the proposed grant is subject to the independent shareholders’ approval in the upcoming annual general meeting. For details of the 2025 Plan, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the RSUs (including the RSUs issued to replace the options granted under the share incentive plan of Chengxing Zhidong) granted prior to our initial public offering in the U.S. was contingent upon the completion of an initial public offering or change in control, we started to recognize share-based compensation expense after the completion of our initial public offering in the U.S. in August 2020. The Group recognized RMB710.5 million, RMB550.5 million and RMB473.7 million of share-based compensation expenses in 2022, 2023 and 2024, respectively. Moreover, as we expect to grant additional RSUs or other share incentives to our employees, directors or consultants in the future, we will incur additional share-based compensation expense, and our results of operations could be adversely affected.

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

Sales of our Smart EVs depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our Smart EVs, and our results of operations may be materially and adversely affected.

We are subject to various laws relating to export controls.

We have been conducting a portion of our research and development on ADAS in the United States, and we are required to comply with the U.S. laws and regulations on export controls, including the U.S. Department of Commerce’s Export Administration Regulations. Furthermore, in August 2022, the United States enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022, or the CHIPS Act, which aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the United States compete economically against China. In addition, the BIS imposed additional export controls on certain advanced computing semiconductor chips, integrated circuits, semiconductor manufacturing items and related transactions in October 2022. In October 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. In December 2024, the BIS announced further restrictions on the export of technologies relating to advanced-node semiconductors. On January 13, 2025, BIS announced an export control framework for artificial intelligence diffusion with a three-tier export authorization regime for advanced computing chips, under which China would be subject to a presumption of denial, as well as export controls on certain closed artificial intelligence model weights. These export controls and regulatory restrictions, as well as other similar regulatory restrictions that may be imposed from time to time, may adversely affect certain parts of our operations, including our efforts to further our ADAS and other smart systems and develop and utilize our processing hardware. There can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain. These actions and/or other actions that may be taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could hinder our ability to transfer our U.S.-origin software to China, source U.S.-origin software and components or otherwise access U.S. technology, which could materially and adversely affect our business, results of operations and financial condition.

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

However, forecasts are inherently uncertain, and the demand for our products could change significantly between the order date and the projected delivery date. If we fail to accurately forecast the demand, including with respect to our vehicle models that are at or near the end of production cycle, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would have an adverse effect on our profitability. We recognized inventory write-downs of RMB220.3 million, RMB1,054.7 million, and RMB943.7 million in 2022, 2023 and 2024, respectively. We have incurred losses on purchase commitments mainly for raw materials in relation to the cessation of the G3i in 2023 and in relation to the cessation of the P5 in 2024 and upgrades of certain models, and similar losses may occur in the future. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce a sufficient number of products to meet such unanticipated demand, which could result in delays in the delivery of our products and harm our reputation.

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

The Group’s intangible assets primarily consist of manufacturing license, license plate, software and license of maintenance and overhaul, vehicle model, vehicle platform technology, robotics platform technology and other intangible assets. In addition, the Group’s controlling financial interest (as a result of existing contractual arrangements and as the term is defined under ASC 810) provides for the consolidation of the Group VIEs which hold certain licenses. Such contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. See “—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.” The Group’s intangible assets amounted to RMB1,043.0 million, RMB4,949.0 million and RMB4,610.5 million as of December 31, 2022, 2023 and 2024, respectively. The Group tests finite-lived intangible assets for impairment if impairment indicators arise. The indefinite-lived intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Any significant impairment losses charged against the Group’s intangible assets could have a material adverse effect on the Group’s business, financial condition and results of operations.

We recorded a significant amount of indefinite-lived intangible assets and goodwill in connection with our acquisitions, and we may incur material impairment charges to our indefinite-lived intangible assets and goodwill if the recoverability of these assets become substantially reduced.

In connection with our acquisitions in 2023, we recorded a significant amount of indefinite-lived intangible assets of RMB609.2 million and goodwill of RMB34.1 million in our financial statements. The VMTUD acquired through business combination is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. As of December 31, 2024, the VMTUD was transferred into VMT as finite-lived intangible assets upon its completion and its estimated useful life is assessed to be 5 years. The value of the indefinite-lived intangible assets and goodwill is based on assumptions and judgments. If any of the assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our indefinite-lived intangible assets and goodwill and record an impairment loss, which could in turn adversely affect our results of operations. We will determine whether our indefinite-lived intangible assets and goodwill is impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We could be required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to business operations and unexpected significant declines in operating results or a decline in our market capitalization. We may also suffer from significant impairment loss even if we determine to amend any assumption used in our impairment testing. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected.

Fluctuation of fair value change in short-term investments may affect our results of operations.

We have made short-term investments, mainly comprising of the investments issued by major and reputable commercial banks with a variable interest rate indexed to the performance of underlying assets. Short-term investments are stated at fair value. Changes in the fair value are reflected in our consolidated statements of comprehensive loss. The methodology that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. We cannot assure you that market conditions will create fair value gains on our short-term investments, or we will not incur any fair value losses on short-term investments in the future. If we incur such fair value losses, our results of operations and financial condition may be adversely affected.

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

Our deferred revenue represents transaction payments allocated to performance obligations that are unsatisfied, which primarily arises from, among others, the undelivered vehicles, technical research and develop services, charging piles and free battery charging within certain limits. Our deferred revenue balance was RMB1,083.2 million, RMB1,299.9 million and RMB2,098.4 million, as of December 31, 2022, 2023 and 2024, respectively. The timing and ultimate recognition of our deferred revenue depend on various factors, including our performance of obligations. As a result, deferred revenue at any particular date may not be representative of actual revenue for any succeeding period.

We recorded shareholders’ deficit.

We recorded total shareholders’ deficit of RMB6,830.4 million as of December 31, 2019, primarily due to the accounting treatment for our company’s preferred shares before our initial public offering in the U.S. as total mezzanine equity, and not total shareholders’ equity. After our initial public offering in the United States in August 2020, all of the preferred shares had been converted into ordinary shares. As such, as of December 31, 2024, we did not have any mezzanine equity and recorded total shareholders’ equity of RMB31,274.8 million.

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

The Group’s operations are mainly conducted in the PRC, and historically our revenues have primarily been sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political, social and legal developments in the PRC.

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

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. The PRC government may intervene or influence the Group’s operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs and Class A ordinary shares. In particular, the PRC government has recently promulgated new laws and regulations to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A Rules and Overseas Listings.” Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

Following the Statement of Protocol signed between the PCAOB and the CSRC and the MOF in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report on Form 20-F or at the time of issuance of the audit report included herein. As such, we were not identified as a SEC-identified issuer under the HFCA Act after we filed the annual reports on Form 20-F for the years ended December 31, 2022 in 2023 and December 31, 2023 in 2024, respectively, and we do not expect to be identified as an SEC-identified issuer again in 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Certain PRC regulations established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in January 2024, is triggered. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the NDRC and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on M&A Rules and Overseas Listings.”

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

Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations. Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2024. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, which was amended on December 30, 2019. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE subsequently issued several circulars in the following years to provide additional guidelines on the use by foreign-invested entities of the income under their capital accounts generated from their capital, foreign debt and overseas listing. However, the interpretation and enforcement of SAFE Circular 19 and other circulars remain subject to uncertainty and potential future policy changes from the SAFE.

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

Our current memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes, save that each Class A ordinary share and Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (a) any amendment to our memorandum or articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive director; (c) the appointment or removal of our auditors; or (d) the voluntary liquidation or winding-up of us. As of March 31, 2025, Mr. Xiaopeng He, our co-founder, chairman beneficially owned all the Class B ordinary shares issued and outstanding, which represented 69.2% of the voting power of our total issued and outstanding shares . As a result, Mr. He has the ability to control or exert significant influence over important corporate matters to the extent permitted under the Hong Kong Listing Rules, and the memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and ADSs to decline significantly. As of March 31, 2025, we had 1,551,740,268 Class A ordinary shares and 348,708,257 Class B ordinary shares issued and outstanding, excluding 2,468,182 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan. All ADSs representing our Class A ordinary shares sold in our initial public offering in the U.S. and follow-on public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

When a general meeting is convened, the holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit the withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes as a shareholder with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to holders of ADSs or carry out the voting instructions of the holders of ADSs in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but there can be no assurance that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, which could adversely affect the interests of the holders of our Class A ordinary shares and/or ADSs.

Under the Deposit Agreement for the ADSs, if holders of ADSs do not vote, the depositary will, at our request, give us a discretionary proxy to vote the underlying Class A ordinary shares represented by their ADSs at shareholders’ meetings unless:

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

Based on the composition of our income and assets and the value of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for the year ended December 31, 2024, although there can be no assurance in this regard.

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

We may consider offering and issuing additional shares or equity-related securities in the future to raise additional funds, finance acquisitions or for other purposes. Purchasers of our Class A ordinary shares may experience further dilution in terms of the net tangible asset value per share if we issue additional shares in the future at a price that is lower than the net tangible asset value per share. On July 26, 2023, we entered into the VW Share Purchase Agreement for strategic minority investment by the Volkswagen Group in us, pursuant to which, on December 6, 2023, we issued an aggregate of 94,079,255 Class A ordinary shares to Volkswagen Nominee for approximately US$705.6 million. On August 27, 2023, we and DiDi entered into the DiDi Share Purchase Agreement to acquire DiDi’s smart auto development business, pursuant to which on November 13, 2023, upon the initial closing of the DiDi Share Purchase Agreement, we issued 58,164,217 Class A ordinary shares to DiDi, and on August 13, 2024, upon the start-of-production (SOP) closing of the DiDi Share Purchase Agreement, we issued 4,636,447 Class A ordinary shares to DiDi. We may issue additional Class A ordinary shares to DiDi under the DiDi Share Purchase Agreement upon satisfaction of certain milestones under the DiDi Share Purchase Agreement.

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

A. History and Development of the Company

The Group began its operations in 2015 through Chengxing Zhidong, a PRC limited liability company. The Group undertook a reorganization, or the Reorganization, to facilitate its initial public offering in the United States. As part of the Reorganization, the Group incorporated XPeng Inc., an exempted company incorporated under the laws of Cayman Islands, in December 2018. Subsequently, XPeng Inc. established XPeng Limited, a limited liability company established in the British Virgin Islands. XPeng Limited then established XPeng (Hong Kong) Limited, a Hong Kong limited liability company, as its wholly-owned subsidiary. XPeng (Hong Kong) Limited then established Xiaopeng Motors as a wholly foreign-owned enterprise in the PRC.

As a transitional arrangement of the Reorganization, Xiaopeng Motors entered into a series of contractual agreements with Chengxing Zhidong and its shareholders in September 2019, pursuant to which Xiaopeng Motors exercised effective control over the operations of Chengxing Zhidong. In connection with the Reorganization, substantially all of the former shareholders of Chengxing Zhidong have exited from Chengxing Zhidong and obtained, by themselves or through their respective affiliates, shares of XPeng Inc. based on their respective shareholding in Chengxing Zhidong prior to the Reorganization. In May 2020, Xiaopeng Motors completed its purchase of 100% equity interest in Chengxing Zhidong. Consequently, Chengxing Zhidong became an indirect wholly-owned subsidiary of XPeng Inc.

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

Our Smart EVs appeal to the large growing base of middle-class consumers in China. We primarily target the mid- to high-end segment in China’s passenger vehicle market, with prices ranging from RMB120,000 to RMB420,000. Consumers choose our products primarily because of attractive design, industry-leading electrification and smart technologies, interactive smart mobility experience and long driving range.

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

•	In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.

•	In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.

•	In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.

•	In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022.

•	In March 2023, we upgraded the P7 to P7i, and started delivery during the same month.

•	In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023.

•	In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month.

•	In March 2024, we introduced a new version of P7i, being the first time we brought scissor-style front doors to two-wheel drive models, and started delivery during the same month.

•	In August 2024, we launched the MONA M03, which is the first Smart EV of the MONA series and our seventh Smart EV, and started delivery of MONA M03 during the same month.

•	In September 2024, we introduced a new version of the X9.

•	In November 2024, we launched the P7+, which is our seventh Smart EV of XPENG series and our eighth Smart EV, and started delivery during the same month.

•	In March 2025, we upgraded the G6 and the G9 to their respective 2025 Edition and started delivery during the same month.

•	In April 2025, we upgraded the X9 to its latest 2025 Edition.

We currently offer the following models:

•	G9 (mid- to large-sized SUV), with a wheelbase of 2,998 mm and CLTC range between 625 km and 725 km.

•	P7i (sports sedan), with a wheelbase of 2,998 mm and CLTC range of 702 km.

•	G6 (coupe SUV), with a wheelbase of 2,890 mm and CLTC range between 625 km and 725 km.

•	X9 (seven-seater MPV), with a wheelbase of 3,160 mm and CLTC range between 650 km and 740 km.

•	MONA M03 (sedan), with a wheelbase of 2,815 mm and CLTC range between 515 km and 620 km.

•	P7+ (family sedan), with a wheelbase of 3,000 mm and an upgraded CLTC range between 615 km to 725 km enabled through OTA firmware updates.

Our ADAS and in-car intelligent operating system enable customers to enjoy a differentiated smart mobility experience, and our Smart EVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and has become a critical value proposition appealing to customers.

We seek to expand our customer reach by extending our online and physical sales and service network. We had a total of 690 stores, covering 226 cities in China as of December 31, 2024. These stores in our sales network include both stores directly operated by us and franchised stores. In addition, we also have entered 30 overseas markets, establishing 150 stores in overseas countries or regions, owned by importers, dealer groups, or XPENG. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. In addition, we started to launch the 480kW S4 supercharging stations in China in 2022. As of December 31, 2024, XPENG self-operated charging station network further expanded to 1,920 stations, including 1,506 XPENG self-operated supercharging stations and 414 destination charging stations. Our S4 and S5 supercharging stations have covered 165 cities in China, including all of the tier-1 and the new tier-1 cities .

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We currently manufacture our vehicles at our own Zhaoqing and Guangzhou plants. In addition, the construction of our new manufacturing base in Wuhan has been completed, which is currently awaiting the inspection and acceptance procedures conducted by relevant government authorities.

Our total revenues grew rapidly from RMB26,855.1 million in 2022 to RMB30,676.1 million in 2023, and further to RMB40,866.3 million in 2024. Our Smart EV deliveries increased from 120,757 units in 2022 to 141,601 units in 2023, and further to 190,068 units in 2024, representing a year-on-year growth rate of 34.2% between 2023 and 2024. Along with strong revenue growth, our gross profit margin decreased from 11.5% in 2022 to 1.5% in 2023, and increased to 14.3% in 2024.

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

P7 and P7i

Our second mass-produced Smart EV, the P7, is a four-door sports sedan. We started the production of the P7 and began delivery in May 2020. In November 2020, we unveiled the P7 Wing, a limited edition designed to maximize the sporty and dynamic style of the sports sedan with a pair of specifically-designed scissor-style front doors, which are traditionally only available in luxury sports vehicles. We started the delivery of the P7 Wing in March 2021. In March 2023, we upgraded the P7 to P7i, and started the delivery during the same month. In March 2024, we introduced a new version of P7i, being the first time we brought scissor-style front doors to two-wheel drive models, and started delivery during the same month.

G9

In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022.

Featuring our powertrain system using 800V high-voltage Silicon Carbide (SiC) platform, the G9 demonstrates greater energy consumption efficiency and charging efficiency compared to other EVs built on a 400V platform.

In September 2023 and March 2025, we upgraded the G9 to its 2024 Edition and 2025 Edition, respectively.

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

In March 2025, we upgraded the G6 to 2025 Edition.

X9

In January 2024, we launched the X9, which is our sixth Smart EV and a large seven-seater MPV, and started delivery during the same month.

Based on our next-generation technology architecture, SEPA 2.0, the X9 is equipped with our powertrain system using 800V high-voltage SiC platform and features cutting-edge front and rear integrated aluminum body die-casting technology and CIB battery-body integration technology. The X9 is equipped with an active rear-wheel steering system and intelligent dual-chamber air suspension, providing customers with an enhanced driving experience. Also, the X9 features our smart in-car operating system, XOS Tianji.

In September 2024, we introduced a new version of the X9. In April 2025, we upgraded the X9 to the 2025 Edition.

MONA M03

In August 2024, we launched the first model of the MONA series, MONA M03. Deliveries of MONA M03 started in August 2024. MONA M03, an all-electric hatchback coupe, has a wheelbase of 2,815mm and CLTC range between 515 km to 620 km. MONA M03 demonstrated leading wind resistance among mass-produced pure electric hatchbacks.

P7+

In November 2024, we launched the P7+, which is the seventh Smart EV of our XPeng series, and started delivery during the same month. With a 5,056 mm body length and a 3,000 mm wheelbase, the P7+ allows rear passengers ample headroom and enough room for both rows to stretch out. Equipped with our in-house the Hawkeye Visual Solution, P7+ features built-in advanced ADAS across the entire lineup.

Plans to Launch New Models

We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We have invested in multiple powerful EV vehicle platforms over the past few years. Our future models will be based on these platforms and our latest technology architecture adaptable and flexible with multiple vehicle platforms.

Smart EV Deliveries

The following table sets forth the number of our vehicles delivered to customers in the periods indicated:

	For the three months ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Total	34,561	34,422	29,570	22,204	18,230	23,205	40,008	60,158	21,821	30,207	46,533	91,507

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

In 2021, we rolled out NGP for highway driving and advanced automated parking, or the Valet Parking Assist, as part of our proprietary XPILOT 3.0, through OTA firmware updates. In 2022, we revealed XNGP, which was intended to enable driver assistance in the full spectrum of driving scenarios. When XNGP is activated with a set destination, the vehicle itself can perform a wide range of driving tasks such as cruising, changing lanes, getting around stationary vehicles or obstacles, and navigate through intersections. We started to rollout our XNGP in March 2023, and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographic coverage has expanded swiftly in China.

In May 2024, we introduced end-to-end model to smart driving, and in July, we upgraded our ADAS to achieve nationwide full-scale availability with no restrictions on cities, routes, or road conditions. In August 2024, we revealed our Hawkeye Visual Solution and made the P7+ launched in November 2024 our first vehicle model equipped with Hawkeye Visual Solution, while our OTA updates in January 2025 empowered other eligible models with the updated ADAS.

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

On May 20, 2024, we introduced an all-domain large language model for smart cockpits. In July 2024, we announced a full scale rollout of the updated in-car OS, to all eligible models globally which adds features such as remote voice control, gesture control, and versatile NFC touch control. In January 2025, we introduced several new features including a personalized operating system that supports multi-language voice controls such as English, French, and Thai.

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

We rolled out our powertrain system using 800V high-voltage SiC platform on the debut of the G9 in September 2022. As a result, the G9 demonstrated greater energy consumption efficiency and charging efficiency compared to other EVs built on a 400V platform.

SEPA 2.0

In April 2023, we unveiled our next-generation technology architecture SEPA 2.0 (Smart Electric Platform Architecture). SEPA 2.0 brought a series of more advanced architectural solutions, from our in-house development autonomous driving software to vehicle engineering. SEPA 2.0 is expected to accelerate our R&D cycle and optimize R&D efficiency and enable us to meet the diverse customer needs at optimized costs.

SEPA 2.0 is adaptable and flexible with multiple vehicle platforms for wheelbases between 1,800 mm and 3,200 mm and scalable to support a variety of vehicle types. SEPA 2.0 integrates various features, including smart technology, powertrain, and advanced manufacturing (front and rear integrated aluminum body die-casting technology, Cell Integrated Body (CIB) technology).

We started delivery of the G6, our first new production model built on SEPA 2.0 in July 2023.

Sales and Marketing

We seek to cost-efficiently expand our customer reach and grow sales. We had a total of 690 stores, covering 226 cities in China as of December 31, 2024. These stores in our sales network include both stores directly operated by us and franchised stores. In addition, we also have entered 30 overseas markets, establishing 150 stores in overseas countries or regions, owned by importers, dealer groups, or XPENG.

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

In 2024, we made significant progress in terms of our overseas expansion. Our footprint currently extended across multiple continents, including multiple countries or regions in Europe, Asia and other continents.

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

In September 2022, we launched seven 480kW S4 supercharging stations in five cities in China. Our S4 and S5 supercharging stations significantly shortened the charging time for our customers with the G9, the G6, the X9, and the P7+ which are equipped with 800V high-voltage platform. Moreover, the 2025 Editions of the G6 and the G9, both launched in March 2025, have been equipped with the 5C ultra-charging intelligent battery, which further reduces the charging time and enhances the overall safety performance. As of December 31, 2024, XPENG self-operated charging station network further expanded to 1,920 stations, including 1,506 XPENG self-operated supercharging stations and 414 destination charging stations. Our S4 and S5 supercharging stations have covered 165 cities in China, including all of the tier-1 and the new tier-1 cities.

On January 5, 2025, we and the Volkswagen Group China announced a Memorandum of Understanding (MOU) to jointly build charging networks in China. Over 20,000 charging piles operated by both parties across 420 cities in China will be accessible to customers of both us and Volkswagen Group China. Both parties will also jointly explore the cooperation on co-branded super-fast charging stations, accelerating the expansion of charging networks and enhancing the charging experience for customers. Furthermore, on January 14, 2025, we and BP Pulse announced the signing of a Memorandum of Understanding (MOU) to establish a strategic partnership. This collaboration enables reciprocal access to our respective charging networks and aims to offer customers access to over 30,000 charging piles across 420 cities in China. We are one of the EV companies that have established self-operated charging networks in China, and we will continue to expand the network of our charging stations through XPENG self-operated charging stations and strategic partnerships to better serve our customers.

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

Strategic Transactions

On July 26, 2023, we and the Volkswagen Group entered into the VW Technical Framework Agreement on strategic technical collaboration and the VW Share Purchase Agreement for strategic minority investment by the Volkswagen Group in us. Pursuant to the VW Technical Framework Agreement, we and the Volkswagen Group will cooperate on joint development of the two B-class battery electric vehicles models for sale in the Chinese market under Volkswagen brand, leveraging respective core competencies and our G9 platform and connectivity and ADAS software. Pursuant to the VW Share Purchase Agreement, on December 6, 2023, we completed the issuance of an aggregate of 94,079,255 Class A ordinary shares to Volkswagen Nominee for approximately US$705.6 million. Furthermore, on February 29, 2024, we and the Volkswagen Group announced to have entered into a Master Agreement on Platform and Software Strategic Technical Collaboration (the “Master Agreement on Strategic Technical Collaboration”), to jointly develop two B-class battery electric vehicles. As part of the Master Agreement, we and the Volkswagen Group have also entered into a joint sourcing program for the common parts of vehicles and platform that used by both parties. On April 17, 2024, we and the Volkswagen Group have entered into a framework agreement on technical collaboration with respect to Electrical/Electronic architecture. Under the E/E Architecture technical collaboration, we and the Volkswagen Group, will jointly develop and integrate our latest generation of E/E Architecture to Volkswagen’s China Main Platform (CMP) in China. The jointly developed E/E Architecture is expected to equip Volkswagen brand electric vehicles produced in China from 2026. On July 22, 2024, we and the Volkswagen Group announced to have entered into a Master Agreement on E/E Collaboration to jointly develop E/E Architecture for all locally produced vehicles based on Volkswagen’s China Main Platform (CMP) and Modular Electric Drive Matrix (MEB) platform. On January 5, 2025, we and the Volkswagen Group China announced a Memorandum of Understanding (MOU) to jointly build charging networks in China. Over 20,000 charging piles operated by both parties across 420 cities in China will be accessible to customers of both us and Volkswagen Group China. Both parties will also jointly explore the cooperation on co-branded super-fast charging stations, accelerating the expansion of charging networks and enhancing the charging experience for customers.

On August 27, 2023, we entered into a share purchase agreement with DiDi and Da Vinci Auto Co. Limited, a wholly-owned subsidiary of DiDi, to acquire, in consideration for the Company’s newly issued Class A ordinary shares, the entire issued share capital of Xiaoju Smart Auto Co. Limited, which, together with its subsidiaries, is contemplated to be able to operate the smart auto development business previously conducted by DiDi. We and DiDi simultaneously entered into the DiDi Strategic Cooperation Agreement to embark on cooperation in various areas, including the research and development of the new Smart EV model, operation of the Company’s Smart EV models on DiDi’s ride sharing platform, marketing, financial and insurance services, charging, Robotaxi and the joint development of international market. On November 13, 2023, upon the initial closing of the DiDi Share Purchase Agreement, we issued 58,164,217 Class A ordinary shares to DiDi, and DiDi’s smart auto development business became wholly owned by us and its financial results have been consolidated into our consolidated financial statements. On August 13, 2024, upon the SOP closing of the DiDi Share Purchase Agreement, we issued 4,636,447 Class A ordinary shares to DiDi, and started to deliver Mona M03 in the same month. We may issue additional Class A ordinary shares to DiDi under the DiDi Share Purchase Agreement upon satisfaction of certain milestones under such agreement.

Manufacturing

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We take a lean production approach, with the aim of continuous optimization in operating efficiency and product quality. We currently manufacture our vehicles at our own Zhaoqing and Guangzhou plants. In addition, the construction of our new manufacturing base in Wuhan has been completed, which is currently pending inspection and acceptance procedures conducted by relevant government authorities.

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

Employees

As of December 31, 2022, 2023, and 2024, we had a total of 15,829, 13,550 and 15,364 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2024.

Function	Number of Employees	Percentage to Total
Research and development	6,200	40.4%
Sales and marketing	4,888	31.8%
Manufacturing	3,702	24.1%
General and administration	83	0.5%
Operation	491	3.2%

Total	15,364	100%

As of December 31, 2024, 15,050 of our employees were based in mainland China or Hong Kong, and 314 of our employees were based overseas.

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

Facilities

We own land use rights with respect to a parcel of land of over 600,000 square meters in Zhaoqing, Guangdong Province, and such land use rights expire in 2067. We have constructed our Zhaoqing plant on this parcel of land, and the plant has an approved construction area of over 440,000 square meters. We purchased land use rights with respect to an additional parcel of land of over 370,000 square meters in Zhaoqing, Guangdong Province with a construction area of over 220,000 square meters, and such land use rights expire in 2070. In 2024, we acquired another parcel of land of 9,100 square meters in Zhaoqing.

We also own land use rights with respect to a parcel of land of over 63,000 square meters in Guangzhou, Guangdong Province, and such land use rights expire in 2070. We have constructed our manufacturing facility, which is used as our Intelligent Manufacturing Innovation Center on this parcel of land, and the plant has a construction area of over 117,000 square meters. We also own land use rights with respect to a parcel of land of over 68,000 square meters with respect to our technology park in Guangzhou, Guangdong Province, and such land use rights expire in 2061.

In addition, we own land use rights with respect to a parcel of land of over 1,000,000 square meters in Wuhan, Hubei Province, and such land use rights do not expire until 2072 or at a later time. We have commenced the construction of a new manufacturing base on this parcel of land in July 2021. As of March 31, 2025, the construction of our new manufacturing base in Wuhan has been completed, which is pending inspection and acceptance procedures conducted by relevant government authorities. Certain manufacturing buildings of Guangzhou and Zhaoqing plants and the land use right of the Wuhan base and Guangzhou Xiaopeng Technology Park and the equipment of Wuhan base were secured for the long-term bank loan with a total appraised value of RMB5.36 billion.

We also maintain a number of leased properties. Our Guangzhou plant is located in Guangzhou, Guangdong Province, where we lease over 1,100,000 square meters of land with 830,000 square meters of construction area. Our corporate headquarters is located in Guangzhou, Guangdong Province, where we lease over 117,000 square meters of properties primarily for corporate administration, research and development, trial production and testing. In addition, we lease a number of properties in Beijing, Shanghai and Shenzhen as well as in Silicon Valley and San Diego in the United States, primarily for research and development. We also lease a number of facilities for our direct stores, self-operated charging stations and logistics centers across China and several flexible workspaces or co-working spaces in Hong Kong, Denmark, the Netherlands, Norway, Sweden, Germany and France.

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

PRC Permissions and Approvals

We have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Zhaoqing Xiaopeng New Energy, and our Smart EVs (the P7i, the G9, the G6, the X9, the MONA M03 and the P7+) being listed in Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Zhaoqing Xiaopeng New Energy to become a qualified manufacturer for the manufacturing and sales of our Smart EVs. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”

Furthermore, the PRC authorities have promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see “Item 4. Information on the Company—Business Overview—Regulations—Regulations on M&A Rules and Overseas Listings” and “Item 4. Information on the Company—Business Overview—Regulations—Regulation Related to Internet Security and Privacy Protection”. According to these new laws and regulations and the draft laws and regulations, if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” and “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

Regulation Related to Corporate Governance and Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended in December 2023. The revised PRC Company Law took into effect in July 2024. Among other things, the law stipulates that the subscribed capital contributions in a limited liability company must be fully paid by the shareholders within five years of the incorporation date of such company. The Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law promulgated by the State Council in July 2024 further set out some transitional arrangements for companies established prior to June 30, 2024. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies.

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2024 version), or the 2024 Foreign Investment Negative List, as promulgated on September 26, 2024 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and taking effect from November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the MOFCOM on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

According to the Circular on Further Strengthening the Administration of the Market Access, Recall and Online Software Upgrading of Intelligent Connected Automobiles promulgated and implemented by the MIIT and State Administration for Market Regulation, or the SAMR, on February 25, 2025, automobile manufacturers shall take the initiative to perform their principal responsibilities for product quality and safety. In particular, enterprises that implement OTA upgrading activities shall file for record with the MIIT and the SAMR as required, and ensure that their automotive products after OTA upgrading comply with the relevant requirements of national laws and regulations, technical standards and technical specifications. the SAMR will conduct record-filing assessment and supervision and inspection in a timely manner, regulate the methods for upgrading and application of OTAs, and prevent enterprises from concealing vehicle defects or evading liability through OTA upgrading.

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

Regulations Relating to Autonomous Driving

The MIIT, the Ministry of Public Security and the Ministry of Transport issued the Administrative Norms for Road Testing and Demonstrative Application of Intelligent Connected Vehicles (Trial Implementation) on July 27, 2021, which took effect from September 1, 2021. The norms are the primary national level regulatory document on road testing of autonomous driving vehicles in the PRC, pursuant to which, any entity intending to conduct a road testing and demonstrative application of intelligent connected vehicles must provide a self-statement on road testing safety and a temporary license plate for each tested vehicle. Demonstrative application refers to activities involving the pilot and trail effects of running intelligent connected vehicles with passengers and goods, which are carried out on designated sections of roads, urban roads, regions and other roads that are used for passage of public motor vehicles. An applicant entity must satisfy, among others, the following requirements to obtain the required licenses: (i) it must be an independent legal person registered under the PRC law with the capacity to conduct manufacturing, technological research or testing of vehicles and vehicle parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitor of the tested vehicles; (ii) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot mode and human driving mode in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the functions of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving mode, location and speed; (iv) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. During the testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving mode unless in the permitted testing areas specified in the self-statement. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must again provide the former materials and supplementary materials (if any) to the authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the provincial authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the provincial authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.

On November 17, 2023, the MIIT, the Ministry of Public Security, the Ministry of Housing and Urban-Rural Development and the Ministry of Transport issued, with effect from the same day, the Notice of Implementing the Pilot Program of Access and On-road Traffic of Intelligent Connected Vehicles. This notice also included an annex setting out implementation guidelines for the pilot program. The notice and its implementation guidelines established a pilot program for the on-road testing of intelligent connected vehicles. Pursuant to the notice, the authorities may select intelligent connected vehicles for on-road traffic pilot programs on the basis of road tests and product demonstrations. Eligible intelligent connected vehicles are those which are equipped with L3 or L4 autonomous driving functions (as defined in the Taxonomy of Driving Automation for Vehicles) and are capable of being mass produced. To be considered for the pilot, manufacturers and users of these vehicles must jointly develop an application plan and apply for the pilot qualification. The users must purchase vehicular insurance, apply for registration, monitor the operation of the vehicle, and ensure that the vehicle is used safely. If the intelligent connected vehicle will be used to provide transportation services as part of the pilot, the requisite operational licenses license must also be obtained. The implementation guidelines provide that the users of the vehicles must (i) be an independent legal person registered under the PRC law that has fixed business premises in the city where the intelligent connected vehicles are to be operated and the capabilities to effectively support the development of safety and security work for the operation of the intelligent connected vehicles; (ii) establish a team that includes a team lead and management personnel, each with specified tasks and duties, to ensure the safe operation of the intelligent connected vehicles; (iii) establish a sound operational safety system, monitor the intelligent connected vehicles to ensure road safety, and respond in the event of emergencies, and (iv) obtain the appropriate operational licenses and qualifications if the user is engaged in the operation of transportation services.

On July 26, 2024, the Ministry of Natural Resources promulgated the Notice on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles. This notice provides that surveying and mapping activities related to intelligent connected vehicles must be conducted in accordance with the law, that confidential and sensitive geographic information data must be strictly managed, and that electronic navigation maps must be strictly reviewed. In addition, the notice implements requirements for the storage of geoinformation data and cross-border transfer of such data, strengthens the regulation of geoinformation security, and encourages the exploration of geographic information security applications.

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

According to the 2024 Foreign Investment Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022, as for the telecommunications businesses open for foreign investment according to China’s WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%. On April 8, 2024, the MIIT issued the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services. The notice provides for the establishment of a number of pilot programs, which are to be initially carried out in designated districts in Beijing, Shanghai, Hainan and Shenzhen. In these districts, restrictions on foreign equity ratios will be removed for internet data centers, content delivery networks, internet service providers, online data processing and transaction processing service, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services.

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

On September 24, 2024, the CAC promulgated the Regulations for the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations for the Administration of Network Data Security restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to suspension of services, fines, revocation of relevant business permits or business licenses and other penalties.

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

On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, which will become effective on January 1, 2026, at which time the Provisional Regulations on Value-added Tax will be abolished concurrently. According to the Value-Added Tax Law, once it becomes effective, the VAT rates applicable to general taxpayers will be 13%, 9%, 6% and 0%, and the VAT rate for calculating and paying VAT using the simplified tax calculation method will be 3%.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2025. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

Equity interest
Contractual arrangements
XPeng Inc. (Cayman)(1)
100%
XPeng International Holding (BVI) Limited
100%
XPeng International Holding (Hong Kong) Limited
100%
XPeng European Holding B.V.
100%
XPeng Motors International (Hong Kong) Limited
XPeng Limited (BVI)
XPeng (Hong Kong) Limited (HK)
XPeng Ai Limited (BVI)
XMotors. AI, Inc. (U.S.)
XSense. AI, Inc. (U.S.)
XPeng Dogotix Holdings Limited (BVI)
Dogotix (Hong Kong) Limited (HK)(8)
Xiaoju Smart Auto Co., Limited (Cayman)
Xiaoju Smart Auto (HK) Co., Limited (HK)
XMotors Limited (HK)
Outside mainland China
Inside mainland China
25%
Guangdong Xiaopeng Motors Technology Co., Ltd
Guangzhou Xiaopeng Automotive Financial Leasing Co., Ltd.
Guangdong Pengxing Intelligent Co., Ltd.
Shanghai Jusheng Technology Co., Ltd.
~98.9%
75%
Chengxing Zhidong
~0.1%
Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd
Guangzhou Xiaopeng Autonomous Driving Technology Co., Ltd
Subsidiaries of Guangdong Pengxing Intelligent Co., Ltd.(9)
Beijing Jusheng Intelligent Automotive Technology Co., Ltd.
Wholly-owned or otherwise controlled
Wholly-owned or otherwise controlled
Xiaopeng Technology
Other subsidiaries of Chengxing Zhidong(2)
Xiaopeng Motor Sales
Xiaopeng Chuxing
Other subsidiaries of Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd(3)
50%
Zhipeng IoV(4)
GIIA(7)
50%
Yidian Chuxing(5)
Xintu Technology(6)

(1)	Investors in our Class A ordinary shares and ADSs are purchasing equity interest in XPeng Inc.

(2)

Includes (i) 139 subsidiaries that are wholly-owned by Chengxing Zhidong, (ii) six subsidiaries and three limited partnerships of which a majority equity interest is held by Chengxing Zhidong, and (iii) Zhaoqing Xiaopeng New Energy, of which 100% equity interest was held by Chengxing Zhidong. Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and providing after-sales services. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

(3)

Includes six subsidiaries that are wholly-owned by Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd. and its subsidiaries are primarily involved in providing value-added services.

(4)	50% of equity interest in Zhipeng IoV is held by us, and Mr. Zhiyuan Chen holds the other 50% of the equity interest in Zhipeng IoV.
(5)	50% of equity interest in Yidian Chuxing is held by us, and Mr. Dawu Zhao holds the other 50% of the equity interest in Yidian Chuxing.
(6)

Xintu Technology is wholly owned by Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Ms. Chuxu Li holds 100% of the equity interest, respectively.

(7)	GIIA is wholly owned by Guangzhou Xuetao, and Mr. Yeqing Zheng, our vice president, holds 100% equity interest in Guangzhou Xuetao.
(8)	Wholly held by XPeng Dogotix Holdings Limited through intermediary holding entities.
(9)

Includes three subsidiaries wholly owned by Guangdong Pengxing Intelligent Co., Ltd., being Shenzhen Pengxing Intelligent Co., Ltd., Shenzhen Pengxing Smart Research Co., Ltd., and Shenzhen Pengxing Intelligent Technology Innovation Co., Ltd. Guangdong Pengxing Intelligent Co., Ltd. and its subsidiaries are primarily involved in research and development of robots with human-robot interaction functions.

Contractual Arrangements with the Group VIEs and Their Shareholders

XPeng Inc. is a Cayman Islands holding company, and the Group’s operations are primarily conducted through its subsidiaries in China and through contractual arrangements with the Group VIEs. Under the PRC laws and regulations, (i) the provision of value-added telecommunication service in the PRC is generally subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through Zhipeng IoV and Yidian Chuxing, which both operated our mobile Apps; (ii) the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements, and therefore, we operate such business in China through Xintu Technology and its subsidiary, which is Zhipeng Kongjian, which is primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps. We are seeking to restore our possession of Surveying and Mapping Qualification Certificate to develop mapping and navigation solutions that will improve customers’ driving experience; and (iii) the provision of insurance agency service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through GIIA, which is primarily engaged in the business of providing insurance agency services.

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

Contractual Arrangements with Zhipeng IoV and Its Individual Shareholder(s)

Exclusive Service Agreement

Under the exclusive service agreement executed in September 2021 (the “Zhipeng IoV 2021 Exclusive Service Agreement”), Zhipeng IoV appointed Xiaopeng Technology as its exclusive services provider to provide Zhipeng IoV with services related to Zhipeng IoV’s business during the term of the Zhipeng IoV 2021 Exclusive Service Agreement. In light of the relevant changes in Zhipeng IoV’s shareholding structure in 2024, Zhipeng IoV and Xiaopeng Technology further entered into an exclusive service agreement on April 20, 2024 (the “Zhipeng IoV 2024 Exclusive Service Agreement”), which replaced the Zhipeng IoV 2021 Exclusive Service Agreement. Pursuant to the Zhipeng IoV 2024 Exclusive Service Agreement, in consideration for the services provided by Xiaopeng Technology, Zhipeng IoV shall pay Xiaopeng Technology annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Technology’s suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the Zhipeng IoV 2024 Exclusive Service Agreement or terminated in writing by Xiaopeng Technology, the Zhipeng IoV 2024 Exclusive Service Agreement shall remain effective for 20 years from April 20, 2024 , and can be automatically renewed for one year every sequent year unless otherwise terminated in accordance with the terms of the Zhipeng IoV 2024 Exclusive Service Agreement or by a written notice served by Xiaopeng Technology. The Zhipeng IoV 2024 Exclusive Service Agreement also provides that Xiaopeng Technology has the exclusive proprietary rights in any and all intellectual property rights which are developed by Zhipeng IoV at the request of Xiaopeng Technology or are developed by the parties jointly. Our directors consider that the above arrangements will ensure the economic benefits generated from the operations of Zhipeng IoV will flow to Xiaopeng Technology and hence, our company as a whole.

Loan Agreement

Pursuant to the loan agreement executed in September 2021 (the “Zhipeng IoV 2021 Loan Agreement”), Xiaopeng Technology provided the then individual shareholders of Zhipeng IoV with a loan in the aggregate amount of RMB5.0 million to fund business activities as permitted by Xiaopeng Technology. The then individual shareholders agreed that the proceeds from the transfer of their respective equity interests in Zhipeng IoV, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Technology under the exclusive option agreement, may be used by such individual shareholders to repay the loan to the extent permitted under PRC law. The Zhipeng IoV 2021 Loan Agreement will remain effective until the earlier of (i) 20 years after the execution date of the Zhipeng IoV 2021 Loan Agreement; (ii) the expiry date of Xiaopeng Technology’s licensed operating period; and (iii) the expiry date of Zhipeng IoV’s licensed operating period. During the term of Zhipeng IoV 2021 Loan Agreement, Xiaopeng Technology has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time. On April 20, 2024, the former individual shareholders of Zhipeng IoV, the current individual shareholder of Zhipeng IoV and Xiaopeng Technology entered into a tri-party loan assignment agreement (the “Zhipeng IoV Loan Assignment Agreement”), pursuant to which the former individual shareholders of Zhipeng IoV assigned all of their rights and obligations under the Zhipeng IoV 2021 Loan Agreement to the current individual shareholder of Zhipeng IoV, and Xiaopeng Technology agreed that the current individual shareholder of Zhipeng IoV to assume all of the rights and obligations of the former individual shareholders of Zhipeng IoV under the Zhipeng IoV 2021 Loan Agreement.

Equity Interest Pledge Agreement

On April 20, 2024, the current individual shareholder of Zhipeng IoV, Zhipeng IoV and Xiaopeng Technology entered into an equity interest pledge agreement (the “Zhipeng IoV 2024 Equity Interest Pledge Agreement”), which replaced the equity interest pledge agreement previously executed in September 2021 by and among the then individual shareholders of Zhipeng IoV, Zhipeng IoV and Xiaopeng Technology. Pursuant to the Zhipeng IoV 2024 Equity Interest Pledge Agreement, the current individual shareholder of Zhipeng IoV has pledged all its equity interests in Zhipeng IoV as a security interest, as applicable, to guarantee Zhipeng IoV and such shareholder’s performance of their respective obligations under the relevant contractual arrangements, which include the Zhipeng IoV 2024 Exclusive Service Agreement, the Zhipeng IoV 2024 Exclusive Option Agreement, the Zhipeng IoV 2024 Power of Attorney, the Zhipeng IoV 2021 Loan Agreement and the Zhipeng IoV Loan Assignment Agreement. If Zhipeng IoV or its current individual shareholder breaches their respective contractual obligations under these agreements, Xiaopeng Technology, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of any such breaches, upon giving written notice to Zhipeng IoV’s current individual shareholder, Xiaopeng Technology to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interests of Zhipeng IoV from the proceeds from auction or sale of the equity interests. The current individual shareholder of Zhipeng IoV agrees that, during the term of the Zhipeng IoV 2024 Equity Interest Pledge Agreement, such shareholder shall not transfer the equity interests, place or permit the existence of any security interest or other encumbrance on the equity interests or any portion thereof, without the prior written consent of Xiaopeng Technology. Zhipeng IoV’s current individual shareholder may receive dividends distributed on the equity interests only with the prior consent of Xiaopeng Technology. The Zhipeng IoV 2024 Equity Interest Pledge Agreement remains effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

The equity pledge under the Zhipeng IoV 2024 Equity Interest Pledge Agreement takes effect upon the completion of registration with the relevant PRC government authority. The registration of the equity interest pledge under the Zhipeng IoV 2024 Equity Interest Pledge Agreement, as required by the relevant laws and regulations, has been completed in accordance with PRC laws.

Power of Attorney

On April 20, 2024, the current individual shareholder of Zhipeng IoV, Zhipeng IoV and Xiaopeng Technology entered into a power of attorney (the “Zhipeng IoV 2024 Power of Attorney”), which replaced the power of attorney previously executed in September 2021 by and among each of the then individual shareholders of Zhipeng IoV, Zhipeng IoV and Xiaopeng Technology. Pursuant to the Zhipeng IoV 2024 Power of Attorney, the current individual shareholder of Zhipeng IoV has irrevocably undertaken to appoint Xiaopeng Technology or its designated persons (including but not limited to directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the current individual shareholder of Zhipeng IoV during the term of the Zhipeng IoV 2024 Power of Attorney: to act on behalf of such shareholder as his exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in Zhipeng IoV according to the articles of association of Zhipeng IoV, including but not limited to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Zhipeng IoV in the capacity of a proxy of the current individual shareholder of Zhipeng IoV; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Zhipeng IoV to be appointed by the shareholders, dispose the company assets, amend the articles of Zhipeng IoV and exercise the rights of the current individual shareholder in the event of liquidation of Zhipeng IoV; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of the current individual shareholder; (iv) to exercise rights of the current individual shareholder and any other voting rights of current individual shareholder under the relevant PRC laws and regulations and the articles of associations of Zhipeng IoV, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreements, asset transfer agreements and shareholder resolutions when there is a transfer of shareholding in Zhipeng IoV by the current individual shareholder in accordance with the Zhipeng IoV 2024 Exclusive Option Agreement, assets transfer, capital reduction or capital increase in Zhipeng IoV; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

Subject to other terms in the Zhipeng IoV 2024 Power of Attorney, the Zhipeng IoV 2024 Power of Attorney shall remain effective for 20 years from April 20, 2024 and can be automatically renewed for one year every sequent year. The Zhipeng IoV 2024 Power of Attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the Zhipeng IoV 2024 Power of Attorney by Zhipeng IoV or its current individual shareholder which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.

Exclusive Option Agreement

On April 20, 2024, the current individual shareholder of Zhipeng IoV, Zhipeng IoV and Xiaopeng Technology entered into an exclusive option agreement (the “Zhipeng IoV 2024 Exclusive Option Agreement”), which replaced the exclusive option agreement previously executed in September 2021 by and among each individual shareholder of Zhipeng IoV at the time, Zhipeng IoV and Xiaopeng Technology. Pursuant to the Zhipeng IoV 2024 Exclusive Option Agreement, Zhipeng IoV and its current individual shareholder, jointly and severally, have irrevocably granted Xiaopeng Technology an irrevocable and exclusive right to purchase and require Zhipeng IoV’s current individual shareholder to transfer, or designate one or more entities or persons to purchase and require Zhipeng IoV’s current individual shareholder to transfer the equity interests in Zhipeng IoV then held by such current individual shareholder, and the assets of Zhipeng IoV, once or at multiple times at any time in part or in whole at Xiaopeng Technology’s sole and absolute discretion to the extent permitted by PRC law. The purchase or transfer price for the equity interests in Zhipeng IoV shall be equal to the amount of relevant registered capital actually contributed by the current individual shareholder in Zhipeng IoV while the purchase price for the assets of Zhipeng IoV shall be equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Zhipeng IoV held by its current individual shareholders and all of Zhipeng IoV’s assets have been transferred or assigned to Xiaopeng Technology or its designated entities or persons.

Subject to the relevant PRC laws and regulations, Zhipeng IoV’s current individual shareholder has also undertaken that he will return to Xiaopeng Technology any consideration he receives in the event that Xiaopeng Technology exercises the options under the Zhipeng IoV 2024 Exclusive Option Agreement to acquire the equity interests in Zhipeng IoV.

Further, pursuant to the Zhipeng IoV 2024 Exclusive Option Agreement, Zhipeng IoV and its current individual shareholder have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Technology, including but not limited to matters including:

(1)	The current individual shareholder shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(2)	Zhipeng IoV shall not increase or reduce its registered capital, or cause it to merge with other entity;

(3)	Zhipeng IoV shall not dispose of any material assets (other than in its ordinary course of business);

(4)	Zhipeng IoV shall not terminate any material contract or enter into any contract that will conflict with existing material contracts;

(5)	The current individual shareholder shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(6)	Zhipeng IoV shall not distribute any distributable profit, bonus or dividend;

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

Contractual Arrangements with Yidian Chuxing and Its Shareholders

Exclusive Service Agreement

Under the exclusive service agreement executed in September 2021 (the “Yidian Chuxing 2021 Exclusive Service Agreement”), Yidian Chuxing appointed Xiaopeng Chuxing as its exclusive services provider to provide Yidian Chuxing with services related to Yidian Chuxing’s business during the term of the Yidian Chuxing 2021 Exclusive Service Agreement. In light of the relevant changes in Yidian Chuxing’s shareholding structure in 2024, Yidian Chuxing and Xiaopeng Chuxing further entered into an exclusive service agreement on April 20, 2024 (the “Yidian Chuxing 2024 Exclusive Service Agreement”), which replaced the Yidian Chuxing 2021 Exclusive Service Agreement. Pursuant to the Yidian Chuxing 2024 Exclusive Service Agreement, in consideration for the services provided by Xiaopeng Chuxing, Yidian Chuxing shall pay Xiaopeng Chuxing annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Chuxing’s suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the Yidian Chuxing 2024 Exclusive Service Agreement or terminated in writing by Xiaopeng Chuxing, the Yidian Chuxing 2024 Exclusive Service Agreement shall remain effective for 20 years, starting from April 20, 2024, and can be automatically renewed for one year every sequent year unless otherwise terminated in accordance with the terms of the Yidian Chuxing 2024 Exclusive Service Agreement or by a written notice served by Xiaopeng Chuxing. The Yidian Chuxing 2024 Exclusive Service Agreement also provides that Xiaopeng Chuxing has the exclusive proprietary rights in any and all intellectual property rights which are developed by Yidian Chuxing at the request of Xiaopeng Chuxing or are developed by the parties jointly. The above arrangements will ensure the economic benefits generated from the operations of Yidian Chuxing will flow to Xiaopeng Chuxing and hence, our company as a whole.

Loan Agreement

Pursuant to the loan agreement executed in September 2021 (the “Yidian Chuxing 2021 Loan Agreement”), Xiaopeng Chuxing provided the then individual shareholders of Yidian Chuxing with a loan in the aggregate amount of RMB5.0 million to fund business activities as permitted by Xiaopeng Chuxing. The then individual shareholders agreed that the proceeds from the transfer of their respective equity interests in Yidian Chuxing, pursuant to the exercise of the right to acquire such equity interests by Xiaopeng Chuxing under the exclusive option agreement, may be used by such individual shareholders to repay the loan to the extent permitted under PRC law. The Yidian Chuxing 2021 Loan Agreement will remain effective until the earlier of (i) 20 years after the execution date of the Yidian Chuxing 2021 Loan Agreement; (ii) the expiry date of Xiaopeng Chuxing’s licensed operating period; and (iii) the expiry date of Yidian Chuxing’s licensed operating period. During the term of Yidian Chuxing 2021 Loan Agreement, Xiaopeng Chuxing has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time. On April 20, 2024, the former individual shareholders of Yidian Chuxing, the current individual shareholder of Yidian Chuxing and Xiaopeng Chuxing entered into a tri-party loan assignment agreement (the “Yidian Chuxing Loan Assignment Agreement”), pursuant to which the former individual shareholders of Yidian Chuxing assigned all of their rights and obligations under the Yidian Chuxing 2021 Loan Agreement to the current individual shareholder of Yidian Chuxing, and Xiaopeng Chuxing agreed that the current individual shareholder of Yidian Chuxing would assume all of the rights and obligations of the former individual shareholders of Yidian Chuxing under the Yidian Chuxing 2021 Loan Agreement.

Equity Interest Pledge Agreement

On April 20, 2024, the current individual shareholder of Yidian Chuxing, Yidian Chuxing and Xiaopeng Chuxing entered into an equity interest pledge agreement (the “Yidian Chuxing 2024 Equity Interest Pledge Agreement”), which replaced the equity interest pledge agreement previously executed in September 2021 by and among the then individual shareholders of Yidian Chuxing, Yidian Chuxing and Xiaopeng Chuxing. Pursuant to the Yidian Chuxing 2024 Equity Interest Pledge Agreement, the current individual shareholder of Yidian Chuxing has pledged all of such shareholder’s equity interests in Yidian Chuxing as a security interest, as applicable, to guarantee Yidian Chuxing and its individual shareholder’s performance of their respective obligations under the relevant contractual arrangements, which include the Yidian Chuxing 2024 Exclusive Service Agreement, the Yidian Chuxing 2024 Exclusive Option Agreement, the Yidian Chuxing 2024 Power of Attorney, the Yidian Chuxing 2021 Loan Agreement and the Yidian Chuxing Loan Assignment Agreement. If Yidian Chuxing or its current individual shareholder breaches their contractual obligations under these agreements, Xiaopeng Chuxing, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Yidian Chuxing’s current individual shareholder, Xiaopeng Chuxing to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interests of Yidian Chuxing from the proceeds from auction or sale of the equity interests. The current individual shareholder of Yidian Chuxing agrees that, during the term of the Yidian Chuxing 2024 Equity Interest Pledge Agreement, such shareholder shall not transfer the equity interests, place or permit the existence of any security interests or other encumbrance on the equity interests or any portion thereof, without the prior written consent of Xiaopeng Chuxing. Yidian Chuxing’s current individual shareholder may receive dividends distributed on the equity interests only with prior consent of Xiaopeng Chuxing. The Yidian Chuxing 2024 Equity Interest Pledge Agreement remains effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

The equity pledge under the Yidian Chuxing 2024 Equity Interest Pledge Agreement takes effect upon the completion of registration with the relevant PRC government authority. The registration of the equity interest pledge under the Yidian Chuxing 2024 Equity Interest Pledge Agreement, as required by the relevant laws and regulations, has been completed in accordance with PRC laws.

Power of Attorney

On April 20, 2024, the current individual shareholder of Yidian Chuxing, Yidian Chuxing and Xiaopeng Chuxing entered into a power of attorney (the “Yidian Chuxing 2024 Power of Attorney”), which replaced the power of attorney previously executed in September 2021 by and among each of the then individual shareholders of Yidian Chuxing, Yidian Chuxing and Xiaopeng Chuxing. Pursuant to the Yidian Chuxing 2024 Power of Attorney, the current individual shareholder of Yidian Chuxing has irrevocably undertaken to appoint Xiaopeng Chuxing or its designated persons (including but not limited directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the current individual shareholders of Yidian Chuxing during the term of the Yidian Chuxing 2024 Power of Attorney: to act on behalf of such shareholder as his exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in Yidian Chuxing according to the articles of association of Yidian Chuxing, including but not limited to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Yidian Chuxing in the capacity of a proxy of the current individual shareholder of Yidian Chuxing; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Yidian Chuxing to be appointed by the shareholders, dispose the company assets, amend the articles of Yidian Chuxing and exercise the rights of the current individual shareholder in the event of liquidation of Yidian Chuxing; (iii) sign or submit any required document, which shall include meeting minutes, to any company registry or other authorities in the capacity of a proxy of the current individual shareholder; (iv) to exercise rights of the current individual shareholder and any other voting rights of the current individual shareholder under the relevant PRC laws and regulations and the articles of associations of Yidian Chuxing, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreements, asset transfer agreements and individual shareholder resolutions when there is a transfer of shareholding in Yidian Chuxing by the current individual shareholder in accordance with the Yidian Chuxing 2024 Exclusive Option Agreement, assets transfer, capital reduction or capital increase in Yidian Chuxing; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Chuxing and its designated persons.

Subject to other terms in the Yidian Chuxing 2024 Power of Attorney, the Yidian Chuxing 2024 Power of Attorney shall remain effective for 20 years from April 20, 2024, and can be automatically renewed for one year every sequent year. The Yidian Chuxing 2024 Power of Attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the Yidian Chuxing 2024 Power of Attorney by Yidian Chuxing or its current individual shareholder which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.

Exclusive Option Agreement

On April 20, 2024, the current individual shareholder of Yidian Chuxing, Yidian Chuxing and Xiaopeng Chuxing entered into an exclusive option agreement (the “Yidian Chuxing 2024 Exclusive Option Agreement”), which replaced the exclusive option agreement previously executed in September 2021 by and among each of the then individual shareholders of Yidian Chuxing, Yidian Chuxing and Xiaopeng Chuxing. Pursuant to the Yidian Chuxing 2024 Exclusive Option Agreement, Yidian Chuxing and its current individual shareholder, jointly and severally, have irrevocably granted Xiaopeng Chuxing an irrevocable and exclusive right to purchase and require Yidian Chuxing’s current individual shareholder to transfer, or designate one or more entities or persons to purchase and require Yidian Chuxing’s current individual shareholder to transfer the equity interests in Yidian Chuxing then held by such individual shareholder, and the assets of Yidian Chuxing, once or at multiple times at any time in part or in whole at Xiaopeng Chuxing’s sole and absolute discretion to the extent permitted by PRC law. The purchase or transfer price for the equity interests shall be equal to the amount of the relevant registered capital actually contributed by the current individual shareholder in Yidian Chuxing while the purchase price for the assets of Yidian Chuxing shall be equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Yidian Chuxing held by its current individual shareholder and all of Yidian Chuxing’s assets have been transferred or assigned to Xiaopeng Chuxing or its designated entities or persons.

Subject to the relevant PRC laws and regulations, Yidian Chuxing’s current individual shareholder has also undertaken that he will return to Xiaopeng Chuxing any consideration he receives in the event that Xiaopeng Chuxing exercises the options under the Yidian Chuxing 2024 Exclusive Option Agreement to acquire the equity interests in Yidian Chuxing.

Further, pursuant to the Yidian Chuxing 2024 Exclusive Option Agreement, Yidian Chuxing and its current individual shareholder have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Chuxing, including but not limited to matters including:

(1)	The current individual shareholder shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(2)	Yidian Chuxing shall not increase or reduce the registered capital of the Company, or cause the Company to merge with other entity;

(3)	Yidian Chuxing shall not dispose of any material assets (other than in its ordinary course of business);

(4)	Yidian Chuxing shall not terminate any material contract or enter into any contract that will conflict with existing material contracts;

(5)	The current individual shareholder shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(6)	Yidian Chuxing shall not distribute any distributable profit, bonus or dividend;

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

Contractual Arrangements with Xintu Technology and Its Shareholder

Exclusive Service Agreement

Under the exclusive service agreement executed in August 2021, Xintu Technology appointed Xiaopeng Technology as its exclusive services provider to provide Xintu Technology with services related to Xintu Technology’s business during the term of the exclusive service agreement. In consideration for the services provided by Xiaopeng Technology, Xintu Technology shall pay Xiaopeng Technology annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Technology’s suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Technology, the exclusive service agreement shall remain effective for 20 years from August 12, 2021, and can be automatically renewed for one year every sequent year unless otherwise terminated by a written notice served by Xiaopeng Technology. The exclusive service agreement also provides that Xiaopeng Technology has the exclusive proprietary rights in any and all intellectual property rights which are developed by Xintu Technology at the request of Xiaopeng Technology or are developed by the parties jointly. Our directors consider that the above arrangements will ensure the economic benefits generated from the operations of Xintu Technology will flow to Xiaopeng Technology and hence, our company as a whole.

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

Exclusive Service Agreement

Under the exclusive service agreement executed in January 2024, GIIA appointed Xiaopeng Motor Sales as its exclusive services provider to provide GIIA with services related to GIIA’s business during the term of the exclusive service agreement. In consideration for the services provided by Xiaopeng Motor Sales, GIIA shall pay Xiaopeng Motor Sales annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Motor Sales’ suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Motor Sales, the exclusive service agreement shall remain effective for 20 years from January 31, 2024, and can be automatically renewed for one year every sequent year unless otherwise terminated by a written notice served by Xiaopeng Motor Sales. The exclusive service agreement also provides that Xiaopeng Motor Sales has the exclusive proprietary rights in any and all intellectual property rights which are developed by GIIA at the request of Xiaopeng Motor Sales or are developed by the parties jointly. Our directors consider that the above arrangements will ensure the economic benefits generated from the operations of GIIA will flow to Xiaopeng Motor Sales and hence our company as a whole.

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

Transfer of Equity Interest in Zhaoqing Xiaopeng New Energy

Prior to January 2022, each of (i) Zhaoqing Xiaopeng Automobile Co., Ltd., or Zhaoqing Xiaopeng, which is a wholly-owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng Motor Technology Co., Ltd., or Zhaoqing Kunpeng, which is jointly owned by Mr. Heng Xia and Mr. Tao He, held 50% of the equity interest of Zhaoqing Xiaopeng New Energy. Pursuant to a share transfer agreement between Zhaoqing Xiaopeng and Zhaoqing Kunpeng, dated February 13, 2020, Zhaoqing Kunpeng shall transfer the 50% of the equity interest of Zhaoqing Xiaopeng New Energy to Zhaoqing Xiaopeng at the price of the higher of (i) RMB1 or (ii) the capital injection actually paid by Zhaoqing Kunpeng upon the earlier of (i) the removal of the PRC foreign investment restrictions in whole-unit vehicle industry; and (ii) December 31, 2022. In January 2022, Zhaoqing Kunpeng transferred all of its equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing Xiaopeng. As a result, Zhaoqing Xiaopeng New Energy has become our wholly-owned subsidiary. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

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

On June 11, 2021, Yuecai notified Chengxing Zhidong that it irrevocably undertakes not to exercise the rights under the capital increase agreement to request Xiaopeng Motors to purchase the shares of Chengxing Zhidong held by it in connection with our listing on the Hong Kong Stock Exchange. Accordingly, Yuecai continued to be a shareholder of Chengxing Zhidong in respect of its entire investment in Chengxing Zhidong following our listing on the Hong Kong Stock Exchange. On March 18, 2024, we made payment to repurchase Yuecai’s equity interest in Chengxing Zhidong and as of the date of this annual report, Yuecai is no longer a shareholder of Chengxing Zhidong.

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

A. Operating Results

Overview

We are a leading Chinese Smart EV company that designs, develops, manufactures and markets Smart EVs that primarily appeal to the large and growing base of middle-class consumers in China. Since inception, we have taken an innovative technology path to our envisioned future of mobility. We intend to empower consumers with our differentiated Smart EVs that can offer disruptive mobility experiences. We believe this can be achieved by fast iteration of software and seamless integration with hardware, which enable us to lead the innovation of Smart EV technologies and provide differentiated Smart EV products to consumers.

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

Our Smart EVs appeal to the large growing base of middle-class consumers in China. We primarily target the mid- to high-end segment in China’s passenger vehicle market, with prices ranging from RMB120,000 to RMB420,000. Consumers choose our products primarily because of attractive design, industry-leading electrification and smart technologies, interactive smart mobility experience and long driving range.

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

•	In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.

•	In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.

•	In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.

•	In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022.

•	In March 2023, we upgraded the P7 to P7i, and started delivery during the same month.

•	In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023.

•	In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month.

•	In March 2024, we introduced a new version of P7i, being the first time we brought scissor-style front doors to two-wheel drive models, and started delivery during the same month.

•	In August 2024, we launched the MONA M03, which is the first Smart EV of our MONA series and our seventh Smart EV, and started delivery of MONA M03 during the same month.

•	In September 2024, we introduced a new version of the X9.

•	In November 2024, we launched the P7+, which is the seventh Smart EV of our XPENG series and our eighth Smart EV, and started delivery during the same month.

•	In March 2025, we upgraded the G6 and the G9 to their respective 2025 Edition and started delivery during the same month.

•	In April 2025, we upgraded the X9 to its latest 2025 Edition.

We currently offer the following models:

•	G9 (mid- to large-sized SUV), with a wheelbase of 2,998 mm and CLTC range between 625 km and 725 km.

•	P7i (sports sedan), with a wheelbase of 2,998 mm and CLTC range of 702 km.

•	G6 (coupe SUV), with a wheelbase of 2,890 mm and CLTC range between 625 km and 725 km.

•	X9 (seven-seater MPV), with a wheelbase of 3,160 mm and CLTC range between 650 km and 740 km.

•	MONA M03 (sedan), with a wheelbase of 2,815 mm and CLTC range between 515 km and 620 km.

•	P7+ (family sedan), with a wheelbase of 3,000 mm and an upgraded CLTC range between 615 km to 725 km enabled through OTA firmware updates.

Our ADAS and in-car intelligent operating system enable customers to enjoy a differentiated smart mobility experience, and our Smart EVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and has become a critical value proposition appealing to customers.

We seek to expand our customer reach by extending our online and physical sales and service network. We had a total of 690 stores, covering 226 cities in China as of December 31, 2024. These stores in our sales network include both stores directly operated by us and franchised stores. In addition, we also have entered 30 overseas markets, establishing 150 stores in overseas countries or regions, owned by importers, dealer groups, or XPENG. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. In addition, we started to launch the 480kW S4 supercharging stations in China in 2022. As of December 31, 2024, XPENG self-operated charging station network further expanded to 1,920 stations, including 1,506 XPENG self-operated supercharging stations and 414 destination charging stations. Our S4 and S5 supercharging stations have covered 165 cities in China, including all of the tier-1 and the new tier-1 cities.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We manufacture our vehicles at our own plants in Zhaoqing and Guangzhou, Guangdong province. In addition, as of March 31, 2025, the construction of our new manufacturing base in Wuhan has been completed, which is currently pending inspection and acceptance procedures conducted by relevant government authorities.

Our total revenue grew rapidly from RMB26,855.1 million in 2022 to RMB30,676.1 million in 2023, and further to RMB40,866.3 million in 2024. Our Smart EV deliveries increased from 120,757 units in 2022 to 141,601 units in 2023, and further to 190,068 units in 2024, representing a year-on-year growth rate of 34.2% between 2023 and 2024. Along with strong revenue growth, our gross profit margin decreased from 11.5% in 2022 to 1.5% in 2023, and increased to 14.3% in 2024.

Our Business Model

We offer an innovative mobility experience through our Smart EVs, software and services. Vehicle sales is the primary source of our revenues. We have launched eight Smart EV models as of December 31, 2024, including seven Smart EVs of the XPeng series and one Smart EV of the MONA series, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base.

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

Competitiveness and continued expansion of our Smart EV portfolio

Our ability to periodically introduce new Smart EV models will be an important contributor to our future growth. As of December 31, 2024, we have launched seven Smart EVs of the XPeng series, which included the P7i, the G9, the G6, the X9, and the P7+, as well as the G3 (including G3i) and P5, which we have ceased manufacturing and selling, and one Smart EV of the MONA series, being MONA M03. We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.

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

Investment in technology and talents

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for Chinese customers. Such technologies encompass both software, including software for our XNGP and XOS Tianji, and core vehicle systems, including powertrain and E/E architecture. Accordingly, we dedicate significant resources towards research and development, and our research and development staff accounted for approximately 40.4% of our total employees as of December 31, 2024. In August 2023, we acquired 100% ownership interest of DiDi’s smart auto development business to develop, design and engineer a new smart EV model. In September 2023, we entered into share purchase agreements to acquire shares of Dogotix, which has been dedicated to research and development of robots with human-robot interaction functions since its incorporation. We will continue to recruit and retain talented software developers and engineers to grow our strength in the key technologies. We expect our strategic focus on innovations will further differentiate our Smart EVs as well as software and service offerings, which will in turn enhance our competitiveness.

Improvement of operating efficiency

We aim to improve operating efficiency in every aspect of our business, such as product development, supply chain, manufacturing, sales and marketing, as well as service offerings. We strategically established multiple Smart EV platforms that are scalable for different types of our vehicles with different wheelbases within a wide range, which allows us to develop new models in a fast and cost-efficient manner. Our supply chain affects our cost of sales and gross margin, and we expect to reduce bill-of-material cost, as we ramp up production volume and achieve economies of scale. We also focus on the efficiency in the manufacturing process, including our operations at our Zhaoqing plant and Guangzhou plant. As we expand our product portfolio and grow our revenues, we expect our expenses as a percentage of our revenues to decrease.

Components of Results of Operations

Revenues

The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Revenues
Vehicle sales	24,839,637	92.5	28,010,857	91.3	35,829,402	87.7
Services and others	2,015,482	7.5	2,665,210	8.7	5,036,907	12.3

Total	26,855,119	100.0	30,676,067	100.0	40,866,309	100.0

The Group generates revenues from (i) vehicle sales, which represent sales of its Smart EVs, and (ii) services and others, primarily including technical research and development services, services embedded in a sales contract, maintenance service, supercharging service.

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

Cost of sales

The following table sets forth a breakdown of the Group’s cost of sales, expressed as an absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of sales
Vehicle sales	22,493,122	83.8	28,457,909	92.8	32,866,163	80.4
Services and others	1,273,606	4.7	1,767,003	5.7	2,154,378	5.3

Total	23,766,728	88.5	30,224,912	98.5	35,020,541	85.7

Cost of vehicle sales primarily includes direct parts, materials, labor cost and manufacturing overheads (including depreciation and amortization of assets associated with production) and reserves for estimated warranty expenses. Cost of services and others primarily includes cost of direct parts, materials, depreciation of associated assets used for providing the services, labor costs and installment costs.

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

The Group’s research and development expenses are mainly driven by the number of its research and development personnel, as well as the stage and scale of its vehicle development and the development of its key software and hardware technologies. The Group dedicates significant resources towards research and development, and its research and development staff accounted for approximately 40.4% of its total employees as of December 31, 2024.

Selling, general and administrative expenses

The following table sets forth a breakdown of the Group’s selling, general and administrative expenses, expressed as an absolute amount and as a percentage of total selling, general and administrative expenses, for the periods indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Selling, general and administrative expenses
Selling expenses	5,028,958	75.2	5,013,734	76.4	5,531,599	80.5
General and administrative expenses	1,659,288	24.8	1,545,208	23.6	1,339,045	19.5

Total	6,688,246	100.0	6,558,942	100.0	6,870,644	100.0

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

Fair value gain (loss) on derivative assets or derivative liabilities

Fair value gain (loss) on derivative assets or derivative liabilities consists of net gain (loss) from the change in the fair value of derivative assets or derivative liabilities, which are primarily related to forward exchange contracts and the forward share purchase agreement with the Volkswagen Group.

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

British Virgin Islands

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

United States

The applicable income tax rate in the United States where our subsidiaries have significant operations for the years ended December 31, 2022, 2023 and 2024 is 27.98%, which is a blended state and federal rate.

PRC

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Pursuant to the Administrative Measures on Certification of High and New Technology Enterprises promulgated by the MOST, MOF and State Taxation Administration on January 29, 2016, certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15%, subject to renewal every three years. During the three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for the enterprise to continue enjoying the preferential tax treatment.

Guangzhou Xiaopeng Motors Technology Co., Ltd. applied for the HNTE qualification and received approval in December 2022. Guangzhou Xiaopeng Motors Technology Co., Ltd. is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.

Zhaoqing Xiaopeng Automobile Co., Ltd. applied for the HNTE qualification and received approval in December 2020 and renewed in December 2023. Zhaoqing Xiaopeng Automobile Co., Ltd. is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.

Beijing Xiaopeng Automobile Co., Ltd. applied for the HNTE qualification and received approval in December 2020. This enterprise is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022. Since the qualification was expired in 2023, this enterprise applies tax rate of 25% for the year 2023. This enterprise re-applied for the HNTE qualification and received approval in December 2024, then entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years 2024 through 2026.

Shanghai Xiaopeng Motors Technology Co., Ltd. applied for the HNTE qualification and received approval in December 2022. Shanghai Xiaopeng Motors Technology Co., Ltd. is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.

Shenzhen Pengxing Smart Research Co., Ltd. applied for the HNTE qualification and received approval in October 2023. Shenzhen Pengxing Smart Research Co., Ltd. is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.

Zhaoqing Xiaopeng New Energy Investment Co., Ltd. applied for the HNTE qualification and received approval in December 2024. Zhaoqing Xiaopeng New Energy Investment Co., Ltd. is entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years 2024 through 2026.

Guangzhou Zhipeng Manufacturing Co., Ltd. applied for the HNTE qualification and received approval in December 2024. Guangzhou Zhipeng Manufacturing Co., Ltd. is entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years 2024 through 2026.

Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed earnings will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

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

Vehicle Sales

We generate revenue from sales of our Smart EVs, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within three to six years, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPENG-branded supercharging stations and lifetime warranty of battery, which are defined by our sales policy and accounted for in accordance with ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a customer.

Car buyers in the PRC were entitled to government subsidies when they purchase EVs before December 31, 2022. For efficiency purpose and better customer service, we or Zhengzhou Haima Automobile Co., Ltd., which collaborated with us for manufacturing of the G3 from 2018 to 2021, applies for and collects such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. We determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the EVs and the buyer remains liable for such amount in the event the subsidies were not received by us due to the buyer’s fault such as refusal or delay of providing the relevant application information. The new energy vehicle subsidies policy had expired since January 1, 2023.

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

The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the Smart EVs and household charging pile is recognized at a point in time when the control of the Smart EV is transferred to the customer and the charging pile is installed at customer’s designated location. For vehicle internet connection service, we recognize the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, we recognize revenue over time based on a cost-to-cost method. For the free battery charging within three to six years and charging card to be consumed to exchange for charging services, we consider that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPENG-branded supercharging stations, we recognize the revenue over time based on a straight-line method during the expected useful life of the vehicle.

Initial refundable deposits for intention orders and non-refundable deposits for vehicle reservations received from customers prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, if the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the allocated amount relating to those unperformed obligations. At the same time, advances from customers are classified as a contract liability (deferred revenue) as part of the consideration.

Our intelligent driving system, provides assisted driving and parking functions tailored for different driving behaviors and road conditions in China. A customer can subscribe for such services by either making a lump sum payment or paying annual installments over a three-year period, or purchasing a vehicle equipped with such system. Revenue related to such system is recognized at a point in time when intelligent driving functionality of such system is delivered and transferred to the customers.

Other services

We provide other services to customers, including services embedded in a sales contract, supercharging service, maintenance service, technical support services, auto financing services, license and technical services and others. Other services included supercharging service, maintenance service, technical support service, technical research and development services and second-hand vehicle sales services. These services are recognized either over time or point in time, as appropriate, under ASC 606.

We licensed a car manufacturer with rights to use our in-house developed platform and technology, and provided technical research and development services to integrate our technology into the car manufacturer’s vehicles and platforms.

Before the start of production of the car manufacturer’s vehicles (“SOP”), we provide technical research and development (“R&D”) services, provide license of our proprietary intellectual property, or transfer our know-how pack to the car manufacturer. We conclude that the licensing and know-how pack transfers are bundled with technical R&D services as one single performance obligation, since the customer cannot benefit from the licenses and know-how pack either on its own or together with other resources that are readily available to itself.

The licensing involved in the post-SOP phase primarily represents the right to enable the car manufacturer’s vehicles produced and sold with the technology and software developed based on the Group’s owned intellectual property. Other promises identified in the post-SOP phase are immaterial in the context of the contract. For those contracts with sales-based royalties, the sales-based royalty revenue is recognized when the car manufacturer’s subsequent sales occur.

For contracts pursuant to which we create an asset with no alternate use to us and has an enforceable right to payment from the car manufacturer for performance completed to date, licenses and technical R&D services revenue is recognized over a period of the contract based on the progress towards completion of the performance obligation using input method, which is measured by reference to the contract costs incurred for the work performed up to the end of the reporting period as a percentage of the total estimated costs to complete the contract. Contract costs contains labor cost, material cost and other direct costs.

Fees entitled by us upon or post SOP of the car manufacturer’s vehicles are considered as variable consideration as there are binary outcomes regarding the fee entitlement. We estimate the amount of variable consideration using the most likely amount method and include the estimated amount in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. No amount of variable consideration is included in the transaction price in the current reporting period after considering the facts and uncertainties as of the period end. We will update our estimate at each reporting date until the uncertainty is resolved.

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

Warranties

We provide a manufacturer’s standard warranty on all vehicles sold. We accrue a warranty reserve for the vehicles sold by us, which includes our best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

We do not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. We also provide extended lifetime warranty which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606.

Business Combination and Goodwill

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

Fair Value Determination Related to the Accounting for Business Combination

In 2023, we estimated the fair value of acquired vehicle platform technology (“VPT”) and VMTUD from the acquisition of DiDi’s smart auto business using the relief from royalty method and multiperiod excess earnings method, respectively. Our determination of the fair value of acquired VPT and VMTUD involved the use of estimates and assumptions related to projected revenues, royalty rate and discount rate for VPT, and in the case of VMTUD, projected revenues and discount rate. We estimated the useful life of VPT to be 10 years, based on the expected technical obsolescence and innovations and industry experience of such intangible asset. The VMTUD acquired is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. As of December 31,2024, the VMTUD was transferred into vehicle model technology (“VMT”) as finite-lived intangible assets. Research and development expenditures that were incurred after the acquisition, including those for completing the research and development activities, were expensed as incurred during the year ended December 31, 2024.

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

	Year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues
Vehicle sales	24,839,637	92.5	28,010,857	91.3	35,829,402	87.7
Services and others	2,015,482	7.5	2,665,210	8.7	5,036,907	12.3
Total revenues	26,855,119	100.0	30,676,067	100.0	40,866,309	100.0
Cost of sales
Vehicle sales	(22,493,122)	(83.8)	(28,457,909)	(92.8)	(32,866,163)	(80.4)
Services and others	(1,273,606)	(4.7)	(1,767,003)	(5.7)	(2,154,378)	(5.3)
Total cost of sales	(23,766,728)	(88.5)	(30,224,912)	(98.5)	(35,020,541)	(85.7)
Gross profit	3,088,391	11.5	451,155	1.5	5,845,768	14.3
Operating expenses
Research and development expenses	(5,214,836)	(19.4)	(5,276,574)	(17.2)	(6,456,734)	(15.8)
Selling, general and administrative expenses	(6,688,246)	(24.9)	(6,558,942)	(21.4)	(6,870,644)	(16.8)
Total operating expenses	(11,903,082)	(44.3)	(11,835,516)	(38.6)	(13,327,378)	(32.6)
Other income, net	109,168	0.4	465,588	1.5	589,227	1.4
Fair value gain on derivative liability relating to the contingent consideration	—	—	29,339	0.1	234,245	0.6
Loss from operations	(8,705,523)	(32.4)	(10,889,434)	(35.5)	(6,658,138)	(16.3)
Interest income	1,058,771	3.9	1,260,162	4.1	1,374,525	3.4
Interest expenses	(132,192)	(0.5)	(268,666)	(0.9)	(343,982)	(0.8)
Fair value gain (loss) on derivative assets or derivative liabilities	59,357	0.2	(410,417)	(1.3)	—	—
Investment gain (loss) on long-term investments	25,062	0.1	(224,364)	(0.7)	(261,991)	(0.6)
Exchange (loss) gain from foreign currency transactions	(1,460,151)	(5.4)	97,080	0.3	(49,543)	(0.1)
Other non-operating income, net	36,318	0.1	41,934	0.1	108,154	0.3
Loss before income tax (expenses) benefit and share of results of equity method investees	(9,118,358)	(34.0)	(10,393,705)	(33.9)	(5,830,975)	(14.3)
Income tax (expenses) benefit	(24,731)	(0.1)	(36,810)	(0.1)	69,780	0.2
Share of results of equity method investees	4,117	0.0	54,740	0.2	(29,069)	(0.1)
Net loss	(9,138,972)	(34.1)	(10,375,775)	(33.8)	(5,790,264)	(14.2)

Year Ended December 31, 2024 compared to year ended December 31, 2023

Revenues. The Group’s revenues increased from RMB30,676.1 million in 2023 to RMB40,866.3 million in 2024, which was primarily due to an increase in revenues from vehicle sales. The Group recorded revenues from vehicle sales of RMB35,829.4 million in 2024, as compared to RMB28,010.9 million in 2023. The increase was mainly attributable to the strong growth of our vehicle sales. We delivered a total of 141,601 units of vehicles in 2023, and a total of 190,068 units of vehicles in 2024. The Group recorded revenues from services and others of RMB5,036.9 million in 2024, as compared to RMB2,665.2 million in 2023. The increase was mainly attributable to the increased revenue from technical research and development services related to the platform and software strategic technical collaboration, as well as the EEA technical collaboration with the Volkswagen Group.

Cost of sales. The Group’s cost of sales increased from RMB30,224.9 million in 2023 to RMB35,020.5 million in 2024. Such increase was mainly in line with vehicle deliveries as described above. The Group recorded cost of sales from vehicle sales of RMB32,866.2 million in 2024, as compared to RMB28,457.9 million in 2023. The Group recorded cost of sales from services and others of RMB2,154.4 million in 2024, as compared to RMB1,767.0 million in 2023.

Gross profit. The Group’s gross profit increased from RMB451.2 million in 2023 to RMB5,845.8 million in 2024, mainly due to the cost reduction and the improvement in product mix of models as well as the higher gross margin from the aforementioned revenue from technical services arising from the technical collaboration with the Volkswagen Group.

Vehicle margin. The Group’s vehicle margin was 8.3% in 2024, compared with negative 1.6% for the prior year. The year-over-year increase was explained by cost reduction.

Services and others margin. The Group’s services and others margin was 57.2% in 2024, compared with 33.7% for the prior year. The year-over-year increase was primarily attributable to the higher gross margin from the aforementioned revenue from technical R&D services.

Research and development expenses. The Group’s research and development expenses increased by 22.4% from RMB5,276.6 million in 2023 to RMB6,456.7 million in 2024, mainly related to the development of new vehicle models as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses. The Group’s selling, general and administrative expenses increased by 4.8% from RMB6,558.9 million in 2023 to RMB6,870.6 million in 2024, primarily due to the higher commission to the franchised stores driven by higher sales volume and higher marketing, promotional and advertising expenses to support vehicle sales.

Other income, net. The Group’s other income increased by 26.6% from RMB465.6 million in 2023 to RMB589.2 million in 2024, primarily due to the increase in government subsidies.

Fair value gain on derivative liability relating to the contingent consideration. The Group recorded a fair value gain on derivative liability relating to the contingent consideration of RMB234.2 million in 2024, as compared to RMB29.3 million in 2023, primarily due to the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

Loss from operations. As a result of the foregoing, the Group incurred a loss from operations of RMB6,658,1 million in 2024, as compared to RMB10,889.4 million in 2023.

Interest income. The Group recorded interest income of RMB1,374.5 million in 2024, as compared to RMB1,260.2 million in 2023, primarily due to higher cash balances deposited with banks in 2024.

Interest expenses. The Group recorded interest expenses of RMB344.0 million in 2024, as compared to RMB268.7 million in 2023, primarily due to an increase in bank borrowings.

Fair value loss on derivative assets or derivative liabilities. The Group recorded fair value loss on derivative assets or derivative liabilities of nil in 2024, as compared to the fair value loss on derivative assets or derivative liabilities of RMB410.4 million in 2023, which was primarily due to the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of Class A ordinary shares by us for strategic minority investment by the Volkswagen Group.

Investment loss on long-term investments. The Group recorded investment loss on long-term investments of RMB262.0 million in 2024, as compared to the investment loss on long-term investments of RMB224.4 million in 2023 as a result of as a result of fair value fluctuation on the Company’s equity and debt investments.

Net loss. As a result of the foregoing, the Group incurred a net loss of RMB5,790.3 million in 2024, as compared to RMB10,375.8 million in 2023.

Year Ended December 31, 2023 compared to year ended December 31, 2022

For a discussion of the Group’s results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 17, 2023.

B. Liquidity and Capital Resources

The Group’s primary sources of liquidity have been through issuance of preferred shares, ordinary shares and bank borrowings, which have historically been sufficient to meet its working capital and capital expenditure requirements. As of December 31, 2022, 2023 and 2024, the Group had cash and cash equivalents, restricted cash, short-term investments and time deposits of a total of RMB38,251.8 million, RMB45,698.5 million and RMB41,962.5 million, respectively. The Group’s restricted cash, which amounted to RMB3,153.4 million as of December 31, 2024, primarily represents bank deposits for letters of guarantee, bank notes and cash restricted as to withdrawal or use due to legal disputes.

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

In August 2023, we completed an asset-backed notes (“ABN”) issuance of RMB975.0 million on the inter-bank bond market. The issued ABN of RMB798.0 million in the senior A tranche with a debt rating of AAA has a coupon rate of 3.20% and the issued ABN of RMB44.0 million in senior B tranche with a debt rating of AA+ has a coupon rate of 3.20%. As of December 31, 2024, the total balance of the ABN was RMB82.1 million.

In December 2023, we completed the Volkswagen Investment, in which we issued 94,079,255 Class A ordinary shares representing 4.99% of our outstanding share capital immediately following the Volkswagen Investment for a total consideration of US$705.6 million. The Volkswagen Investment was part of our strategic partnership with the Volkswagen Group.

In March and October 2024, the Company, through its wholly-owned subsidiary, completed the launch of an ABS respectively amounting to RMB1,016.0 million and RMB595.0 million by issuing debt securities to investors. As of December 31, 2024, the total balance of the ABS was RMB820.3 million.

As of December 31, 2024, the Group had short-term borrowings from banks in the PRC of total principals of RMB4,609.1 million and total long-term borrowings (including current and non-current portion, bank loan, ABS, and ABN) of RMB7,523.2 million.

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Summary of Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(8,232,376)	956,164	(2,012,343)
Net cash provided by (used in) investing activities	4,845,966	631,168	(1,255,099)
Net cash provided by financing activities	6,003,835	8,015,247	669,321
Cash, cash equivalents and restricted cash at beginning of the year	11,634,881	14,714,046	24,302,049
Cash, cash equivalents and restricted cash at end of the year	14,714,046	24,302,049	21,739,664

Operating Activities

Net cash used in operating activities was RMB2,012.3 million in 2024, primarily attributable to net loss of RMB5,790.3 million, adjusted for the positive non-cash items primary consisted of: (i) depreciation of property, plant and equipment of RMB1,571.8 million, (ii) inventory write-downs of RMB943.7 million, (iii) amortization of intangible assets of RMB537.7 million, (iv) share-based compensation of RMB473.7 million, (v) amortization of right-of-use assets of RMB413.3 million, (vi) investment loss on long-term investments of RMB262.0 million and (vii) impairment of property, plant and equipment of RMB137.5 million, partially offset by the negative non-cash items including primarily fair value gain on derivative liability relating to the contingent consideration of RMB234.2 million primarily due to the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business. The amount was further adjusted for changes in itemized balances of operating assets and liabilities that have a negative effect on operating cash flow which were primary consisted of: (i) an increase in installment payment receivables of RMB2,081.0 million primarily due to the increase in sales volume and (ii) an increase in inventory of RMB1,060.2 million primarily in relation to materials for volume production and finished goods, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accruals and other liabilities of RMB1,533.0 million, (ii) an increase in accounts and notes payable of RMB870.1 million in relation to the increase of purchase of raw materials for volume production and (iii) an increase in deferred revenue of RMB798.5 million primarily due to the increase in sales volume.

Net cash provided by operating activities was RMB956.2 million in 2023, primarily attributable to net loss of RMB10,375.8 million, adjusted for the positive non-cash items primary consisted of: (i) depreciation of property, plant and equipment of RMB1,645.8 million, (ii) inventory write-downs of RMB1,054.7 million, (iii) share-based compensation of RMB550.5 million, (iv) fair value loss on derivative assets or derivative liabilities of RMB410.4 million, (v) amortization of intangible assets of RMB230.5 million, (vi) investment loss on long-term investments of RMB224.4 million, (vii) amortization of right-of-use assets of RMB182.2 million; and further adjusted for changes in itemized balances of operating assets and liabilities that have a positive effect on operating cash flow which were primary consisted of: (i) an increase in accounts and notes payable of RMB7,955.9 million in relation to the increase of purchase of raw material for volume production, (ii) a decrease in accounts and notes receivable of RMB1,138.4 million in relation to collection of new energy vehicle subsidies, (iii) an increase in accruals and other liabilities of RMB1,089.1 million primarily due to the increased accrued cost and expense of research and development, selling and marketing as well as purchase commitments relating to the cessation of the G3i and upgrades of certain models, and (iv) an increase of other non-current liabilities of RMB443.5 million primarily due to the increased warranty provision in relation to the increased vehicles delivered. However, the positive operating cash flow was partially offset by below negative factors, including non-cash items with negative effect consisted of (i) interest income of RMB352.2 million, (ii) exchange gain from foreign currency transactions of RMB97.1 million; and changes in itemized balances of operating assets and liabilities that have a negative effect which were consisted of an increase in inventory of RMB2,358.8 million primarily in relation to materials for volume production and finished goods and an increase in installment payment receivables of RMB1,473.6 million primarily due to the increase in sales volume.

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

Investing Activities

Net cash used in investing activities in 2024 was RMB1,255.1 million, which was primarily attributable to (i) placement of short-term deposits of RMB2,984.2 million, (ii) purchase of property, plant and equipment of RMB2,226.1 million and (iii) placement of restricted long-term deposits of RMB1,100.0 million, partially offset by maturities of long-term deposits of RMB5,179.7 million.

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

Financing Activities

Net cash provided by financing activities in 2024 was RMB669.3 million, which was primarily attributable to proceeds from borrowing of RMB10,718.1 million, and partially offset by repayment of borrowings of RMB9,489.6 million and repayment of debt from third party investors of RMB500 million.

Net cash provided by financing activities in 2023 was RMB8,015.2 million, which was primarily attributable to (i) proceeds from borrowings of RMB8,271.8 million and (ii) proceeds from issuance of our Class A ordinary shares to the Volkswagen Group of RMB5,019.6 million, and partially offset by repayment of borrowings of RMB5,162.2 million.

Net cash provided by financing activities in 2022 was RMB6,003.8 million, which was primarily attributable to proceeds from borrowing of RMB6,800.7 million, and partially offset by repayment of borrowings of RMB681.7 million.

Capital Expenditures

The Group made capital expenditures of RMB4,680.0 million, RMB2,311.5 million, and RMB2,427.9 million in 2022, 2023 and 2024, respectively. In these years, the Group’s capital expenditures were used primarily for the construction of plants and Guanzhou Xiaopeng Technology Park and purchase of manufacturing equipment, intangible assets and land use rights. The Group expects to make capital expenditures primarily on the construction of plants and Guanzhou Xiaopeng Technology Park and purchase of equipment, intangible assets and land use rights in relation to our new manufacturing bases, as well as mold and tooling for new vehicle models.

Contractual Obligations

The following table set forth the Group’s indebtedness and contractual obligations as of December 31, 2024:

	Payment due by period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(RMB in thousands)
Short-term and long-term borrowings	12,132,254	6,467,736	2,582,711	1,645,201	1,436,606
Operating lease liabilities	1,934,620	395,180	555,243	733,362	250,835
Finance lease liabilities	956,091	31,767	66,602	857,722	—
Capital commitments for property, plant and equipment	312,417	312,417	—	—	—
Interest on borrowings	852,845	287,445	316,135	184,123	65,142
Purchase commitments for raw materials	3,516,597	2,759,183	367,130	390,284	—
Capital commitment for investments	404,846	174,621	230,225	—	—

Total	20,109,670	10,428,349	4,118,046	3,810,692	1,752,583

Holding Company Structure

The Group began its operations in 2015 through Chengxing Zhidong. The Group undertook the Reorganization to facilitate our initial public offering in the United States. As part of the Reorganization, the Group incorporated XPeng Inc., its holding company in December 2018. As a transitional arrangement of the Reorganization, Xiaopeng Motors, our wholly-owned subsidiary, entered into a series of contractual agreements with Chengxing Zhidong and its shareholders in September 2019, pursuant to which Xiaopeng Motors exercised effective control over the operations of Chengxing Zhidong. In May 2020, Xiaopeng Motors completed its purchase of 100% equity interest in Chengxing Zhidong. Consequently, Chengxing Zhidong became an indirect wholly-owned subsidiary of XPeng Inc.

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

The Group’s research and development expenses were RMB5,214.8 million, RMB5,276.6 million, and RMB6,456.7 million in 2022, 2023, and 2024 respectively.

See “Item 4. Information of the Company—B. Business Overview—Our Technologies” and “Item 4. Information of the Company—B. Business Overview—Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Xiaopeng He	47	Co-founder, Chairman, Executive Director and Chief Executive Officer
Ji-Xun Foo	56	Non-executive Director
Donghao Yang	53	Independent Non-executive Director
Fang Qu	40	Independent Non-executive Director
HongJiang Zhang	64	Independent Non-executive Director
Fengying Wang	54	President
Hongdi Brian Gu	52	Honorary Vice Chairman of the Board and Co-President
Jiaming (James) Wu	41	Vice President of Finance and Accounting
Yonghai Chen	44	Vice President of Product Planning

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

Ji-Xun Foo is a non-executive director of our company. Mr. Foo has served as a managing partner at GGV Capital, a venture capital firm, from 2006 through 2023 and currently serves as a senior managing partner at Granite Asia, a multi-asset investment platform. From 2000 to 2005, Mr. Foo worked at Draper Fisher Jurvetson ePlanet Ventures L.P., a venture capital fund, and last served as a director. From 1996 to 2000, he served as a manager of the Finance and Investment Division of the National Science and Technology Board of Singapore. From 1993 to 1996, Mr. Foo served as the leader of a research and development project at Hewlett-Packard, an information technology company listed on the NYSE (symbol: HPQ). Mr. Foo has served as a director of Baidu, Inc., a company listed on the NASDAQ (symbol: BIDU) and the Stock Exchange (stock code: 9888) since July 2019. Mr. Foo served as a director of Bombardier Inc., a company listed on the Toronto Stock Exchange (symbol: BBD) from May 5, 2022 to November 6, 2024. Mr. Foo received his master of science degree in management of technology in January 1997 and his bachelor’s degree with first class honors in engineering in June 1993 from the National University of Singapore.

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

HongJiang Zhang is an independent non-executive director of our company. Dr. Zhang has served as a senior adviser of Carlyle Group since May 2018 and a venture partner at Source Code Capital since December 2016. From October 2011 to November 2016, he served as the chief executive officer and an executive director of Kingsoft Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 3888), and as the founder and chief executive officer of Kingsoft Cloud Holdings Limited, a company listed on the NASDAQ (symbol: KC). From April 1999 to October 2011, Dr. Zhang served as chief technology officer of the Microsoft Asia-Pacific Research and Development Group. Dr. Zhang was appointed as a Microsoft Distinguished Scientist in 2010. Dr. Zhang has served as an independent director of Zepp Health Corp., a company listed on the NYSE (symbol: ZEPP), since February 2018, and an independent non-executive director and chairman of AAC Technologies Holding Inc., a company listed on the Hong Kong Stock Exchange (stock code: 2018), since January 2019 and May 2020, respectively. He has also served as an independent non-executive director of BabyTree Group, a company listed on the Hong Kong Stock Exchange (stock code: 1761), from November 2018 to August 2022, and an independent director of Digital China Group Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000034) from September 2017 to April 2021. Dr. Zhang was appointed as an independent director of Ant Group Co., Ltd. in September 2024. Dr. Zhang has accumulated extensive corporate governance experience through his positions as an independent non-executive director and independent director of Zepp Health Corp., AAC Technologies Holding Inc., BabyTree Group and Digital China Group Co., Ltd. His corporate governance experience includes, among others, (i) reviewing, monitoring and providing recommendations as to companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing and opining on connected transactions, and (iv) understanding the requirements of the Listing Rules and directors’ duty to act in the best interests of the company and the shareholders as a whole. Dr. Zhang received his Ph.D. in electronic engineering from Technical University of Denmark in October 1991, and his bachelor of science degree in radio electronics from Zhengzhou University in July 1982.

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

Arrangements between and with Shareholders

Pursuant to the Investor Rights Agreement between the Volkswagen Group and us, dated July 26, 2023, we have agreed to appoint an individual nominated by the Volkswagen Group as a non-voting observer to our Board upon the closing of the Volkswagen Investment, as long as the Volkswagen Group continuously holds not less than 3% of the total issued and outstanding shares of the Company. Such observer shall be subject to obligations of non-disclosure of, and no improper use of, confidential information (including inside information) relating to our business and our insider trading policies and procedures, as if such observer is a director. If the holding of the total issued and outstanding shares of the Company by the Volkswagen Group and its affiliates reaches 5% within six months after the completion of the Volkswagen Investment and thereafter is continuously maintained, the Volkswagen Group shall be entitled to present a candidate to our nomination committee and our Board for consideration for appointment as a director. Upon approval by the nomination committee of the Board and the Board, the Company shall appoint such candidate as a Director in compliance with the memorandum and articles of association of the Company and applicable laws and regulations. As of the date of this annual report, the Volkswagen Group has appointed a non-voting observer to our Board.

B. Compensation

Compensation

In 2024, we paid an aggregate cash compensation and benefits in kind of RMB91.8 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Share Incentive Plans

In June 2020, XPeng Inc. adopted a share incentive plan, which was amended and restated in August 2020 and further amended and restated in June 2021, or the 2019 Plan, which allows us to grant restricted shares, RSUs and other equity awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the 2019 Plan, or the share reserve, was initially set at 161,462,100.

In March, 2025, our board of directors further adopted an additional share incentive scheme, or the 2025 Scheme. As of the date of this annual report, the 2025 Scheme is conditional on: (i) the passing by the shareholders at a general meeting of our company of an ordinary resolution to approve the adoption of the 2025 Scheme; (ii) the Hong Kong Stock Exchange granting the approval for the listing of, and permission to deal in, the Class A ordinary shares to be allotted and issued in respect of any awards which may be granted under the 2025 Scheme; (iii) the New York Stock Exchange granting the approval for the supplemental listing application for the listing of, and permission to deal in, the ADSs representing the Class A ordinary shares to be allotted and issued in respect of any awards which may be granted under the 2025 Scheme; and (iv) the effectiveness of the company’s filing of a Form S-8 for the registration of the Class A ordinary shares to be allotted and issued in respect of any awards which may be granted under the 2025 Scheme. The purpose of the 2025 Scheme is to reward eligible participants who have contributed or will contribute to the Group, and to encourage eligible participants to work towards enhancing the value of our company and its shares for the benefit of our Company and shareholders as a whole. The 2019 Plan will still be valid and effective after adoption of the 2025 Scheme.

The following paragraphs describe the principal terms of the 2019 Plan.

Administration

The 2019 Plan is administered by the ESOP committee established by our board of directors. The administrator will determine the terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrators may accelerate the vesting, purchase of equity awards from holders and provide for the assumption, conversion or replacement of equity awards.

Term

Unless terminated earlier, the 2019 Plan will continue in effect for a term of ten years from the date of its adoption, which is June 28, 2020.

Award Agreements

Equity awards granted under the 2019 Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the Plan.

Vesting Schedule

The vesting schedule of each equity award granted under the 2019 Plan will be set forth in the award agreement for such equity award.

Amendment and Termination

The 2019 Plan may at any time be amended or terminated with the approval of the board.

RSU Grants

As of March 31, 2025, RSUs which represent 28,929,757 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 27,216 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, which has been established for our share incentive plan. The table below summarizes the outstanding RSUs granted to our directors and executive officers:

Name	Position	Ordinary Shares Underlying Outstanding RSUs granted	Grant Date

Fengying Wang	President	*	March 2023

Hongdi Brian Gu	Honorary Vice Chairman of the Board and Co-President	*	June 2020
		*	July 2020

Jiaming (James) Wu	Vice President of Finance and Accounting	*	July 2023

Yonghai Chen	Vice President of Product Planning	*	January 2022

Name	Position	Ordinary Shares Underlying Outstanding RSUs granted	Grant Date

		*	October 2022
		*	October 2023

		*	October 2024

Fang Qu	Independent Non-executive Director	*	June 2021

Donghao Yang	Independent Non-executive Director	*	June 2021

		*	July 2024

Xiaopeng He(1)	Co-founder, Chairman, Executive Director and Chief Executive Officer	28,506,786	March 2025

*	Less than 1% of our outstanding shares.
(1)

Our company has conditionally granted a total of 28,506,786 RSUs under the 2025 Scheme to Mr. He (the “Proposed Grant”), which is subject to, among other things, (i) the effectiveness of the 2025 Scheme, which requires, among other things, the approval of the shareholders to adopt the 2025 Scheme; and (ii) the approval of the independent shareholders pursuant to the applicable listing and regulatory requirements for the Proposed Grant. The Proposed Grant shall vest after 12 months vesting period upon satisfaction of certain performance targets.

C. Board Practices

Our board of directors consists of five directors, including one executive director, one non-executive director and three independent non-executive directors. Under our current memorandum and articles of association, a director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. Subject to such exceptions specified in the articles of association of our company, a director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his close associates has a material interest nor shall he be counted in the quorum present at the meeting.

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information as of March 31, 2025 with respect to the beneficial ownership of our ordinary shares by:

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

As of March 31, 2025, the total number of ordinary shares outstanding was 1,900,448,525, comprising 1,551,740,268 Class A ordinary shares and 348,708,257 Class B ordinary shares, excluding 2,468,182 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Percentage of total Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers:**
Xiaopeng He(1)	8,239,844	0.5%	348,708,257	18.8%	69.4%
Ji-Xun Foo	—	—	—	—	—
Donghao Yang	—	—	—	—	—
Fang Qu	*	*	—	*	*
HongJiang Zhang	—	—	—	—	—
Fengying Wang	*	*	—	*	*
Hongdi Brian Gu(2)	36,924,660	2.4%	—	1.9%	0.7%
Jiaming (James) Wu	*	*	—	*	*
Yonghai Chen	*	*	—	*	*
All Directors and Executive Officers as a Group	46,583,204	3.0%	348,708,257	20.8%	70.1%
Principal Shareholders:
Simplicity and Respect entities(3)	7,239,844	0.5%	348,708,257	18.7%	69.3%
Volkswagen Group(4)	94,079,255	6.1%	—	4.95%	1.9%
BlackRock, Inc.(5)	83,101,305	5.4%	—	4.4%	1.6%

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2025, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2025, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2025.

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
(1)

Represents (i) 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited, (iii) 2,839,844 Class A ordinary shares represented by ADSs held by Galaxy Dynasty Limited, and (iv) 1,000,000 Class A ordinary shares held directly by Mr. He. Simplicity Holding Limited, Respect Holding Limited and Galaxy Dynasty Limited are further described in footnote 3 below. In addition, we have conditionally granted a total of 28,506,786 RSUs under the 2025 Scheme to Mr. He (the “Proposed Grant”), which are subject to, among other things, (i) the effectiveness of the 2025 Scheme, which requires, among other things, the approval of the shareholders to adopt the 2025 Scheme; and (ii) the approval of the independent shareholders pursuant to the applicable listing and regulatory requirements for the Proposed Grant. The Proposed Grant shall vest after 12 months vesting period upon satisfaction of certain performance targets.

(2)

Represents (i) 4,750,000 Class A ordinary shares held by Hongdi Brian Gu, (ii) 31,074,660 Class A ordinary shares held by Quack Holding Limited, and (iii) 1,100,000 Class A ordinary shares represented by ADSs owned by Quack Holding Limited. Quack Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. Quack Holding Limited is wholly-owned by Mr. Hongdi Brian Gu, who is deemed to be the beneficial owner of the shares held by Quack Holding Limited.

(3)

Represents (i) 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited, and (iii) 2,839,844 Class A ordinary shares represented by ADSs held by Galaxy Dynasty Limited. Simplicity Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Simplicity Holding Limited is wholly-owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Simplicity Holding Limited. Respect Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Respect Holding Limited is wholly-owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Respect Holding Limited. Galaxy Dynasty Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Galaxy Dynasty Limited is wholly-owned by Mr. He, who is deemed to be the beneficial owner of the shares held by Galaxy Dynasty Limited. Simplicity Holding Limited, Respect Holding Limited and Galaxy Dynasty Limited are collectively referred to as Simplicity and Respect entities.

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

(5)

Represents 83,101,305 Class A ordinary shares in which Blackrock Inc. held long position for the purpose of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) through a series of controlled entities and of which 3,029,768 are subject to cash settled unlisted derivatives. On the other hand, Blackrock Inc. also held short position for the purpose of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) in 99,268 Class A ordinary shares through certain controlled entities, of which 14,034 Class A ordinary shares are subject to cash settled unlisted derivatives.

To our knowledge, as of March 31, 2025, a total of 473,154,380 Class A ordinary shares (representing approximately 30.5% of our total outstanding Class A ordinary shares) was held by Citibank, N.A., the depositary for our ADS program, via its Hong Kong nominees for the benefit of the holders and beneficial owners of our ADSs. One record holder in the United States held a de minimis number of our Class A ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transaction with Xiaopeng He

As of December 31, 2022, amounts due from Mr. He represent the receivables for operation support service and sales of goods amounting to RMB44.8 million and RMB 2.4 million to the companies significantly influenced by Mr. He. As of December 31, 2023, amounts due from Mr. He represent receivables for operation support service and sales of goods amounting to RMB12.6 million and RMB0.4 million, respectively, to the companies significantly influenced by Mr. He. As of December 31, 2024, amounts due from the companies significantly influenced by Mr. He represent receivables for operation support service and sales of goods amounting to RMB43.7 million.

As of December 2022, amounts due to Mr. He represent the payables for assets purchased amounting to RMB1.0 million to the companies significantly influenced by Mr. He. As of December 31, 2023, amounts due to Mr. He represent advances from the companies influenced by Mr. He of a de minimis amount. As of December 31, 2024, amounts due to the companies significantly influenced by Mr. He represent payables for purchased services and advances amounting to RMB9.4 million.

On September 29, 2023, the Company entered into share purchase agreements with Dogotix and its shareholders, which include a wholly-owned company of Mr. He, pursuant to which, the shareholders of Dogotix agreed to sell and the Company agreed to purchase 74.82% of the total issued shares of Dogotix as of the same day for a total consideration of approximately US$98.96 million.

On January 2, 2024, Guangdong Xiaopeng entered into a cooperation framework agreement with Guangdong Huitian Aerospace Technology Co., Ltd. (广东汇天航空航天科技有限公司, “Guangdong Huitian”), pursuant to which Guangdong Xiaopeng and Guangdong Huitian agreed to cooperate in the research and development, manufacture, sales and after-sales service of flying vehicles, and Guangdong Xiaopeng will provide R&D service, technology consulting service and sales agent service to Guangdong Huitian. Guangdong Huitian is significantly influenced by Mr. He.

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

Hong Kong Taxation

We have established a branch register of members in Hong Kong, or the Hong Kong share register. Dealings in our Class A ordinary shares registered on our Hong Kong share register will be subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the ad valorem rate of 0.10% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.20% is payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

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

Notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company, or a PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below). As discussed below under “—Passive Foreign Investment Company”, it is possible that we will be a PFIC for the year ended December 31, 2025 or future years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and assets and the value of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for the year ended December 31, 2024, although there can be no assurance in this regard.

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

Sale, Exchange or Other Disposition of ADSs or Class A Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares (net of any Hong Kong stamp duty imposed on such proceeds) and your tax basis in the ADSs or Class A ordinary shares (which should similarly take into account any Hong Kong stamp duty paid in connection with the acquisition of the ADSs or Class A ordinary shares), both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes or the PRC treats the sale, exchange or other disposition as an indirect transfer of PRC taxable assets), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty, in which case the gain and the associated tax would be placed in a separate basket for foreign tax credit limitation purposes. If you do not make the election to treat any gain as PRC source, then you generally would not be able to use any foreign tax credit arising from PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. If you are not eligible for the benefits of the Treaty, then it is possible that you may not be able to claim a credit for any PRC taxes that are imposed upon a disposition of ADSs or Class A ordinary shares, and you should consult your tax advisor regarding the tax consequences to you if you are subject to such taxes. You are urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We intend to submit the annual report provided to security holders in electronic format pursuant to the Hong Kong Listing Rules as an exhibit to a current report on Form 6-K.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 1.8%, 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited shares, upon a change in the ADS(s)-to-Shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

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

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•

certain cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing the Class A ordinary shares or withdrawing deposited property or of the holders and beneficial owners of ADSs;

•	the fees and charges incurred by the depositary in the conversion of foreign currency;

•

fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to deposited property, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

All ADS fees and charges may, at any time and from time to time, be changed by agreement between the depositary and the Company but, in the case of ADS fees and charges payable by holders and beneficial owners of ADSs, only in the manner contemplated in the Deposit Agreement. The depositary shall provide, without charge, a copy of its latest ADS fee schedule to anyone upon request.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs will be payable by the person for whom the ADSs are issued by the depositary (in the case of ADS issuances) and by the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges will be payable by the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) in accordance with the procedures and practices prescribed by DTC from time to time and the DTC participant(s) in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

The depositary may reimburse the Company for certain expenses incurred by the Company in respect of the ADR program established pursuant to the Deposit Agreement, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary agree from time to time. The Company shall pay to depositary such fees and charges, and reimburse the depositary for such out-of-pocket expenses, as the depositary and the Company may agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between the Company and the depositary. Unless otherwise agreed, the depositary shall present its statement for such fees, charges and reimbursements to the Company once every three months. The charges and expenses of the custodian are for the sole account of the depositary.

The obligations of holders and beneficial owners to pay ADS fees and charges shall survive the termination of the Deposit Agreement. As to any depositary, upon the resignation or removal of such depositary as described in Section 5.4 of the Deposit Agreement, the right to collect ADS fees and charges shall extend for those ADS fees and charges incurred prior to the effectiveness of such resignation or removal.

Payments by Depositary

For the year ended December 31, 2024, we are entitled to receive payment of US$12.3 million from Citibank, N.A., the depositary bank for our ADR program.

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

For the period from August 27, 2020 to December 31, 2024, we had fully utilized the net proceeds received from our initial public offering in the U.S. in August 2020 and our follow-on public offering in December 2020 for (i) research and development of our Smart EVs and technologies, (ii) expansion of sales channels, supercharging network and international markets, (iii) marketing and promotional expenses, (iv) general corporate purposes and (v) strategic investments in core technologies of Smart EV. As of December 31, 2024, we had used HK$6,076.8 million of the net proceeds received from our listing on the Hong Kong Stock Exchange and public offering in July 2021.

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

Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2024, were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report.

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

	For the Year Ended December 31,
	2023	2024
	(In thousands of RMB)
Audit Fees(1)	16,020	13,047
All Other Fees(2)	400	—
Total	16,420	13,047

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

As of the date of this annual report, we have not adopted any share repurchase program. The annual general meeting held on June 28, 2024 approved a general mandate to our board of directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of such approval, for a period until the earliest of (i) the conclusion of the next annual general meeting, (ii) the end of the period within which the next annual general meeting is required to be held, and (iii) when such authority is revoked or varied by an ordinary resolution of our shareholders in general meeting.

In September 2022, Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, through Simplicity Holding Limited, an entity wholly-owned by Mr. He, purchased a total of 2,200,000 ADSs in the open market in compliance with applicable laws and regulations. The average price paid per ADS was US$13.58. Furthermore, in August 2024, Mr. He purchased in the open market a total of 1,000,000 Class A ordinary shares at an average price of HK$27.13 per Class A ordinary share, and a total of 1,419,922 ADSs at an average price of US$7.02 per ADS through Galaxy Dynasty Limited, an entity wholly-owned by Mr. He.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have an audit committee, a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of five members, only three of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. Under the Hong Kong Listing Rules, at least one-third of our directors shall be independent non-executive directors, and we are required to establish an audit committee, a compensation committee and a nomination committee, but only a majority of each committee’s members are required to be independent non-executive directors. Our audit committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual, while each of them meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our compensation committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. Our nomination committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. In addition, the NYSE Manual requires shareholder approval for issuance of securities in certain situations, which is not required under the Cayman Islands law. We intend to follow the home country practice and the applicable laws and regulations in Hong Kong (including the Hong Kong Listing Rules) in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES
We have adopted The Statement of Policies Governing Material,
Non-Public
Information and the Prevention of Insider Trading (the “Insider Trading Policy”) since August 20, 2020, which was amended and restated on June 19, 2021. The Insider Trading Policy governs the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees and is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.2 hereto.

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
We have formulated emergency and incident response plans, clarifying the process for handling information security incidents. In the event of a cybersecurity incident, our cybersecurity team would assess, report and react i
n
accordance with our emergency and incident response plans, under the oversight of our Information Security and
Data Compliance Committee
.
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, which have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information—D. Risk Factors—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences” and “—Any cyber-attacks, unauthorized access or control of our Smart EVs’ systems could result in loss of confidence in us and our Smart EVs and harm our business.”

Cybersecurity Governa
nce
Our Information Security and Data Compliance Committee (the “Committee”) is primarily responsible for the oversight, decision-making and resources allocation of our cybersecurity efforts. The Committee is chaired by the Honorary Vice Chairman of the Board, and consists of vice presidents of our various business lines. The Committee oversees an Information Security
Wo
rking
Gr
oup and a Data Compliance Working Group. Our Information Security Working Group is primarily responsible for designing and maintaining our cybersecurity program and is led by the Head of our Data Intelligence Center. The Committee and the Information Security Working Group include members with relevant knowledge, skills and experience in assessing and managing cybersecurity risks. The Information Security Working Group reports quarterly to the Committee on the specific implementation of our cybersecurity program and any updates on any cybersecurity risks or incidents. In addition to the Honorary Vice Chairman of the Board who chairs the Information Security and Data Compliance Committee, the Audit Committee under our board of directors oversees cybersecurity risks management as part of its overall risk oversight function and discusses cybersecurity risks management at the Audit Committee meetings held every quarter. The Committee reports to our Audit Committee under our board of directors with respect to significant cybersecurity threats.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of XPeng Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39466), previously furnished with the Securities and Exchange Commission on June 21, 2023)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Form of Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-257308), as amended, initially filed with the Securities and Exchange Commission on June 23, 2021)

2.3	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-248098), initially filed with the Securities and Exchange Commission on August 21, 2020)

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

Exhibit Number	Description of Document

2.5	Dual Listing Letter Agreement, dated as of June 30, 2021, by and between the Company and the Citibank, N.A. (incorporated herein by reference to Exhibit (c)(i) to the Registration Statement on Form F-6 (Registration No. 333-272112), initially filed with the Securities and Exchange Commission on May 22, 2023)

2.6	Letter Agreement (Bulk Issuance), dated as of February 24, 2021, by and between the Company and XPeng Fortune Holdings Limited (incorporated herein by reference to Exhibit (c) to the Registration Statement on Form F-6 (Registration No. 333-256151), initially filed with the Securities and Exchange Commission on May 14, 2021)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers based in the PRC (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.3*	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Zhipeng IoV and the current individual shareholder of Zhipeng IoV, dated April 20, 2024

4.4*	English translation of Power of Attorney by and among Xiaopeng Technology, Zhipeng IoV and the current individual shareholder of Zhipeng IoV, dated April 20, 2024

4.5*	English translation of Tripartite Agreement on the Comprehensive Assignment of Rights and Obligations under the Loan Agreement by and among Xiaopeng Technology, Zhipeng IoV’s current individual shareholder and Zhipeng IoV’s former individual shareholders, dated April 20, 2024

4.6*	English translation of Exclusive Service Agreement by and among Xiaopeng Technology and Zhipeng IoV, dated April 20, 2024

4.7*	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Zhipeng IoV and the current individual shareholder of Zhipeng IoV, dated April 20, 2024

4.8*	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and the current individual shareholder of Yidian Chuxing, dated April 20, 2024

4.9*	English translation of Power of Attorney by and among Xiaopeng Chuxing, Yidian Chuxing and the current individual shareholder of Yidian Chuxing, dated April 20, 2024

4.10*	English translation of Tripartite Agreement on the Comprehensive Assignment of Rights and Obligations under the Loan Agreement by and among Xiaopeng Chuxing, Yidian Chuxing’s current individual shareholder and Yidian Chuxing’s former individual shareholders, dated April 20, 2024

4.11*	English translation of Exclusive Service Agreement by and among Xiaopeng Chuxing and Yidian Chuxing, dated April 20, 2024

4.12*	English translation of Exclusive Option Agreement by and among Xiaopeng Chuxing, Yidian Chuxing and the current individual shareholder of Yidian Chuxing, dated April 20, 2024

4.13	English translation of Loan Agreement, between Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited and Chengxing Zhidong, dated May 27, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

Exhibit Number	Description of Document

4.14	English translation of Amendment No. 1 to the Loan Agreement, by and among Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited, Chengxing Zhidong and Zhaoqing Xiaopeng Automobile Co., Ltd., dated August 25, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.15†	English translation of Xiaopeng Brand Vehicle Cooperative Manufacturing Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.16†	English translation of Xiaopeng Brand Vehicle Distribution Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.17	Second Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.18	Form of Employment Agreement between the Registrant and its executive officers based in the United States (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.19	Form of Employment Agreement between the Registrant and its executive officers based in Hong Kong (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.20	English translation of Cooperation Agreement, dated September 28, 2020, between Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangzhou GET Investment Holdings Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on September 28, 2020)

4.21	English translation of Capital Increase Agreement, dated March 12, 2021, by and among Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd., Guangdong Xiaopeng Motors Technology Co., Ltd., Guangdong Xiaopeng Automotive Industry Holding Co., Ltd. and Guangdong Yuecai Industrial Investment Fund Partnership Enterprise (Limited Partnership) (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.22†	English translation of Investment Agreement, dated April 8, 2021, between Administrative Committee of Wuhan Economic & Technological Development Zone and Guangdong Xiaopeng Motors Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.22 to the report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.23	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.24	English translation of Power of Attorney by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

Exhibit Number	Description of Document

4.25	English translation of Loan Agreement by and among Xiaopeng Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.26	English translation of Exclusive Service Agreement between Xiaopeng Technology and Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.27	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.28	Share Purchase Agreement by and among the Registrant, Volkswagen (China) Investment Co., Ltd. and Volkswagen Finance Luxemburg S.A., dated July 26, 2023 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.29	Investor Rights Agreement by and among the Registrant, Volkswagen (China) Investment Co., Ltd. and Volkswagen Finance Luxemburg S.A., dated July 26, 2023 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.30	Share Purchase Agreement by and among the Registrant, DiDi Global Inc. and Da Vinci Auto Co. Limited, dated August 27, 2023 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.31	First Amendment to Share Purchase Agreement, dated August 27, 2023, by and among the Registrant, DiDi Global Inc. and Da Vinci Auto Co. Limited, dated November 12, 2023 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.32	Agreements for the Sale and Purchase of Shares in Dogotix Inc. by and among XPeng Dogotix Holdings Limited, Dogotix Inc., and each of XProbot Holdings Limited and other minority selling shareholders, dated September 29, 2023 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.33	English translation of the Termination Agreement to Cooperation Agreement on the Acquisition of Insurance Agency Business Qualification, dated July 22, 2022, by and among Xiaopeng Motors Sales, Mr. Tao He, Mr. Tao He’s spouse and Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.34	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and the shareholder of Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.35	English translation of Power of Attorney by and among Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and the shareholder of Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

Exhibit Number	Description of Document

4.36	English translation of Loan Agreement between Xiaopeng Motors Sales and the shareholder of Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.37	English translation of Exclusive Service Agreement between Xiaopeng Motors Sales and GIIA, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.38	English translation of Exclusive Option Agreement by and among Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and the shareholder of Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.39	Master Agreement on Platform and Software Collaboration by and among Xiaopeng Motors, Xiaopeng Technology, Volkswagen Group (China) Technology Company Ltd. and Volkswagen (Anhui) Company Ltd., dated February 5, 2024 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.40*	English translation of Termination Agreement by and among Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s former individual shareholders, dated April 20, 2024

4.41*	English translation of Termination Agreement by and among Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing’s former individual shareholders, dated April 20, 2024

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

11.2*	Insider Trading Policy

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Independent Registered Public Accounting Firm

97	Recovery of Erroneously Awarded Incentive-Based Compensation (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

101.INS*	Inline XBRL Instance Document -this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description of Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XPENG INC.

By:	/s/ Xiaopeng He
	Name:	Xiaopeng He
	Title:	Chairman and Chief Executive Officer

Date: April 16, 2025

XPENG INC.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of XPeng Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XPeng Inc. and its subsidiaries
(the “Company”) as of December 31, 2024 and 2023,
and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
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
Warranty Provisions
As described in Notes 2(r), 15 and 17 to the consolidated financial statements, the Company accrues a warranty liability for vehicles sold. As of December 31, 2024, the accrued warranty liability was RMB1,198.7 million. Accounting for warranties requires significant judgment by management of the Company to compute an estimate of the future costs to be incurred to repair or replace items under warranties and recalls when identified. Management determines the amount of the liability based on actual claims incurred to date and an estimate of the nature, frequency, and magnitude of the cost of potential claims by utilizing historical experiences of the Company.
The principal considerations for our determination that performing procedures relating to warranty provisions is a critical audit matter are the significant judgment by management in determining the warranty costs, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the reasonableness of management’s estimates of the nature, frequency and costs of future claims, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the warranty provisions, including controls over management’s estimate of the nature, frequency, and magnitude of costs of future claims as well as the completeness and accuracy of actual claims history incurred to date. These procedures also included, among others, (i) evaluating the appropriateness of the model used by management to estimate future claims, (ii) evaluating the reasonableness of significant assumptions employed by management in developing their estimate for (a) the nature and frequency of future claims and (b) the related projected costs to be incurred to repair or replace items under warranty, considering current performance and historical experience of the Company, (iii) performing a retrospective comparison of forecasts of claims prepared by management in prior periods to actual claims incurred, and (iv) testing the reliability, completeness, and relevance of management’s data relating to the actual claims incurred to date, including testing that such data was appropriately used by management in the estimation of warranty liability. Internal professionals with specialized skill and knowledge were used to assist in evaluating management’s model and developing an independent estimate of the accrual for warranty provisions, which was then compared to management’s estimate to evaluate its reasonableness.
Total estimated labor costs to complete technical research and development services contracts
As described in Notes 2(s) and 19 to the consolidated financial statements, the Company’s total services and others revenue for the year ended December 31, 2024 was RMB5,036.9 million, which included technical research and development services revenue that was recognized based on the Company’s progress towards completion of contract performance obligations using the input method. Accounting for contracts with customers using the input method required significant judgment by management of the Company to estimate the total costs to complete the contracts, primarily the estimation of total labor cost.
The principal considerations for our determination that performing procedures relating to total estimated labor costs to complete technical research and development services contracts is a critical audit matter are (i) the significant judgment by management when developing the total estimated labor costs to complete contracts and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to estimating the labor costs to complete contracts.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated total labor costs and management’s tracking of labor hours and calculation of actual labor cost incurred for the contracts. These procedures also included, among others (i) evaluating the appropriateness of the model used by management to calculate progress toward completion and (ii) evaluating the reasonableness of the significant assumptions used by management related to estimating the labor cost to complete contracts. Evaluating management’s assumptions related to the estimated labor cost involved evaluating whether the assumptions used by management were reasonable by: (i) testing their budgeting process, including whether management can reasonably estimate the labor cost, (ii) performing a retrospective comparison of the estimated labor costs as compared with actual costs incurred to date; and (iii) testing the reliability, completeness and accuracy of the actual labor cost incurred, including testing such data was appropriately used by management in the estimation of total labor costs to complete the contracts.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
April 1
6
, 2025
We have served as the Company’s auditor since 2019.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2024
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2(g)	21,127,163	18,586,274
Restricted cash	2(h)	3,174,886	3,153,390
Short-term deposits	2(i)	9,756,979	12,931,757
Restricted short-term deposits		—	110,699
Short-term investments	2(k), 6	781,216	751,290
Long-term deposits, current portion	2(i)	7,054,915	452,326
Accounts and notes receivable, net		2,716,216	2,449,629
Installment payment receivables, net, current portion	12	1,881,755	2,558,756
Inventory	7	5,526,212	5,562,922
Amounts due from related parties	26	12,948	43,714
Prepayments and other current assets	8	2,489,339	3,135,312

Total current assets		54,521,629	49,736,069

Non-current assets
Long-term deposits	2(i)	3,035,426	4,489,036
Restricted long-term deposits	16	767,899	1,487,688
Property, plant and equipment, net	9	10,954,485	11,521,863
Right-of-use assets, net	18	1,455,865	1,261,663
Intangible assets, net	10	4,948,992	4,610,469
Land use rights, net	11	2,789,367	2,744,424
Installment payment receivables, net	12	3,027,795	4,448,416
Long-term investments	13	2,084,933	1,963,194
Other non-current assets	14	576,150	443,283

Total non-current assets		29,640,912	32,970,036

Total assets		84,162,541	82,706,105

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2024 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings	16	3,889,100	4,609,123
Accounts and notes payable		22,210,431	23,080,481
Amounts due to related parties	26	30,880	9,364
Operating lease liabilities, current portion	18	365,999	324,496
Finance lease liabilities, current portion	18	34,382	41,940
Deferred revenue, current portion	20	630,997	1,275,716
Long-term borrowings, current portion	16	1,363,835	1,858,613
Accruals and other liabilities	15	7,580,195	8,650,636
Income taxes payable		5,743	14,514

Total current liabilities		36,111,562	39,864,883

Non-current liabilities
Long-term borrowings	16	5,650,782	5,664,518
Operating lease liabilities	18	1,490,882	1,345,852
Finance lease liabilities	18	777,697	777,697
Deferred revenue	20	668,946	822,719
Derivative liability	5	393,473	167,940
Deferred tax liabilities	24	404,018	341,932
Other non-current liabilities	17	2,336,654	2,445,776

Total non-current liabilities		11,722,452	11,566,434

Total liabilities		47,834,014	51,431,317

Commitments and contingencies	27

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2024 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,538,109,009 and 1,551,709,362 shares issued, 1,535,297,395 and 1,549,404,500 shares outstanding as of December 31, 2023 and 2024, respectively)	22	103	104
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	22	21	21
Additional paid-in capital		70,198,031	70,671,685
Statutory and other reserves		60,035	95,019
Accumulated deficit		(35,760,301)	(41,585,549)
Accumulated other comprehensive income		1,830,638	2,093,508

Total shareholders’ equity		36,328,527	31,274,788

Total liabilities and shareholders’ equity		84,162,541	82,706,105

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB
Revenues
Vehicle sales	19	24,839,637	28,010,857	35,829,402
Services and others	19	2,015,482	2,665,210	5,036,907

Total revenues		26,855,119	30,676,067	40,866,309

Cost of sales (1)
Vehicle sales		(22,493,122)	(28,457,909)	(32,866,163)
Services and others		(1,273,606)	(1,767,003)	(2,154,378)

Total cost of sales		(23,766,728)	(30,224,912)	(35,020,541)

Gross profit		3,088,391	451,155	5,845,768

Operating expenses (1)
Research and development expenses	2(u)	(5,214,836)	(5,276,574)	(6,456,734)
Selling, general and administrative expenses	2(v)	(6,688,246)	(6,558,942)	(6,870,644)

Total operating expenses		(11,903,082)	(11,835,516)	(13,327,378)

Other income, net	2(y)	109,168	465,588	589,227
Fair value gain on derivative liability relating to the contingent consideration		—	29,339	234,245

Loss from operations		(8,705,523)	(10,889,434)	(6,658,138)

Interest income		1,058,771	1,260,162	1,374,525
Interest expenses		(132,192)	(268,666)	(343,982)
Fair value gain (loss) on derivative assets or derivative liabilities		59,357	(410,417)	—
Investment gain (loss) on long-term investments	13	25,062	(224,364)	(261,991)
Exchange (loss) gain from foreign currency transactions		(1,460,151)	97,080	(49,543)
Other non-operating income, net		36,318	41,934	108,154

Loss before income tax (expenses) benefit and share of results of equity method investees		(9,118,358)	(10,393,705)	(5,830,975)

Income tax (expenses) benefit	24(a)	(24,731)	(36,810)	69,780
Share of results of equity method investees	13	4,117	54,740	(29,069)

Net loss		(9,138,972)	(10,375,775)	(5,790,264)

Net loss attributable to ordinary shareholders of XPeng Inc.		(9,138,972)	(10,375,775)	(5,790,264)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB

Net loss		(9,138,972)	(10,375,775)	(5,790,264)

Other comprehensive income
Foreign currency translation adjustment, net of tax		3,192,573	286,614	262,870

Total comprehensive loss attributable to XPeng Inc .		(5,946,399)	(10,089,161)	(5,527,394)
Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(5,946,399)	(10,089,161)	(5,527,394)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	25	1,712,533,564	1,740,921,519	1,891,357,212

Net loss per ordinary share attributable to ordinary shareholders

Basic and diluted	25	(5.34)	(5.96)	(3.06)

(1)	Share-based compensation was allocated in cost of sales and operating expenses as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Cost of sales	3,183	3,235	2,599
Selling, general and administrative expenses	282,667	206,936	147,672
Research and development expenses	424,636	340,364	323,384
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2021		1,712,757,328	113	(11,871,690)	(1)	59,980,534	6,047	(1,648,549)	(16,191,566)	42,146,578

Share-based compensation	23	—	—	—	—	710,486	—	—	—	710,486
Issuance of treasury shares	22	10,614,576	1	(10,614,576)	(1)	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	22	—	—	17,567,096	1	(1)	—	—	—	—
Issuance of ordinary shares for vested RSUs	22	2,030,152	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	3,192,573	—	3,192,573
Net loss		—	—	—	—	—	—	—	(9,138,972)	(9,138,972)
Appropriations to reserves	2(ab)	—	—	—	—	—	378	—	(378)	—

Balance as of December 31, 2022		1,725,402,056	114	(4,919,170)	(1)	60,691,019	6,425	1,544,024	(25,330,916)	36,910,665

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2022		1,725,402,056	114	(4,919,170)	(1)	60,691,019	6,425	1,544,024	(25,330,916)	36,910,665

Share-based compensation	23	—	—	—	—	550,535	—	—	—	550,535
Issuance of treasury shares	22	8,571,852	—	(8,571,852)	—	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	22	—	—	10,679,408	—	—	—	—	—	—
Issuance of ordinary shares for vested RSUs	22	599,886	—	—	—	—	—	—	—	—
Contingent consideration classified as equity relating to the acquisition of DiDi’s smart auto business	5	—	—	—	—	260,546	—	—	—	260,546
Issuance of ordinary shares as consideration for the acquisition of DiDi’s smart auto business	5,22	58,164,217	4	—	—	3,268,541	—	—	—	3,268,545
Issuance of ordinary shares to Volkswagen Group (“Volkswagen”)	22	94,079,255	7	—	—	5,427,390	—	—	—	5,427,397
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	286,614	—	286,614
Net loss		—	—	—	—	—	—	—	(10,375,775)	(10,375,775)
Appropriations to reserves	2(ab)	—	—	—	—	—	53,610	—	(53,610)	—

Balance as of December 31, 2023		1,886,817,266	125	(2,811,614)	(1)	70,198,031	60,035	1,830,638	(35,760,301)	36,328,527

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2023		1,886,817,266	125	(2,811,614)	(1)	70,198,031	60,035	1,830,638	(35,760,301)	36,328,527

Share-based compensation	23	—	—	—	—	473,655	—	—	—	473,655
Issuance of treasury shares	22	7,953,404	1	(7,953,404)	(1)	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	22	—	—	8,460,156	1	(1)	—	—	—	—
Issuance of ordinary shares for vested RSUs	22	1,010,502	—	—	—	—	—	—	—	—
Issuance of ordinary shares as consideration for the acquisition of DiDi’s smart auto business	5,22	4,636,447	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	262,870	—	262,870
Net loss		—	—	—	—	—	—	—	(5,790,264)	(5,790,264)
Appropriations to reserves	2(ab)	—	—	—	—	—	34,984	—	(34,984)	—

Balance as of December 31, 2024		1,900,417,619	126	(2,304,862)	(1)	70,671,685	95,019	2,093,508	(41,585,549)	31,274,788

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB
Cash flows from operating activities

Net loss		(9,138,972)	(10,375,775)	(5,790,264)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	9	915,481	1,645,760	1,571,754
Amortization of intangible assets	10	65,714	230,501	537,669
Amortization of right-of-use assets		379,200	182,195	413,349
Amortization of land use rights	11	50,309	48,828	49,868
Loss of disposal of property, plant and equipment	2(m)	15,682	4,863	21,787
Loss of disposal of intangible assets		—	409	74
Impairment of property, plant and equipment		30,849	81,814	137,519
Impairment of intangible assets	10	26,418	8,712	—
Current expected credit loss of accounts receivable	2(j)	11,369	18,222	20,328
Current expected credit loss of installment payment receivables	2(j)	43,971	47,352	(16,651)
Current expected credit loss of other current assets	2(j)	12,314	4,783	1,895
Inventory write-downs	2(l), 7	220,319	1,054,711	943,734
Exchange loss (gain) from foreign currency transactions		1,460,151	(97,080)	49,543
Interest income		(237,657)	(352,179)	(40,244)
Share-based compensation	23	710,486	550,535	473,655
Fair value (gain) loss on derivative assets or derivative liabilities		(59,357)	410,417	—
Fair value gain on derivative liability relating to the contingent consideration	5	—	(29,339)	(234,245)
Investment (gain) loss on long-term investments	13	(25,062)	224,364	261,991
Share of results of equity method investees	13	(4,117)	(54,740)	29,069
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts and notes receivable		(1,210,721)	1,138,408	246,259
Inventory		(2,475,785)	(2,358,763)	(1,060,210)
Amounts due from related parties		(14,339)	34,176	(30,766)
Prepayments and other current assets		(219,127)	329,654	(321,139)
Other non-current assets		(23,124)	150,944	(40,163)
Accounts and notes payable		1,860,670	7,955,933	870,050
Deferred tax liabilities		—	18,797	(62,086)
Deferred revenue	20	185,961	216,694	798,492
Operating lease liabilities		(380,006)	(172,612)	(405,680)
Accruals and other liabilities		119,283	1,089,108	1,533,014
Other non-current liabilities		237,117	443,545	95,322
Installment payment receivables		(776,585)	(1,473,594)	(2,080,971)
Amounts due to related parties		(17,736)	1,433	5,933
Income taxes payable		4,918	(21,912)	8,771

Net cash (used in) provided by operating activities		(8,232,376)	956,164	(2,012,343)

Cash flows from investing activities
Maturity (Placement) of short-term deposits		11,922,171	5,441,363	(2,984,153)
Maturity of short-term investments		1,625,763	524,172	62,799
(Placement) Maturity of long-term deposits		(3,822,326)	(2,548,847)	5,179,690
Placement of restricted short-term deposits		—	(1,010,000)	(588,000)
Maturity of restricted short-term deposits		—	1,010,000	558,000
Placement of restricted long-term deposits		—	(580,000)	(1,100,000)
Purchase of property, plant and equipment		(4,275,838)	(2,096,326)	(2,226,111)
Receipt of government subsidy related to assets		166,260	111,944	19,200
Maturity of derivative assets or derivative liabilities		10,752	—	—
Purchase of intangible assets		(98,047)	(124,838)	(196,901)
Disposal of property, plant and equipment		77,059	8,380	169,539
Purchase of land use rights		(306,014)	(90,341)	(4,925)
Disposal of long-term investments	13	165,000	—	—
Cash paid for long-term investments		(618,814)	(188,681)	(144,237)
Cash acquired relating to a business combination		—	684,214	—
Cash paid for an asset acquisition, net of cash acquired		—	(509,872)	—

Net cash provided by (used in) investing activities		4,845,966	631,168	(1,255,099)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB
Cash flows from financing activities

Proceeds from issuance of ordinary shares to Volkswagen Group		—	5,019,599	—
Proceeds from borrowings	16	6,800,730	8,271,823	10,718,107
Repayments of borrowings	16	(681,710)	(5,162,232)	(9,489,570)
Repayments of amounts to a related party	26	—	—	(27,449)
Repayments of debt from third party investors		(98,000)	—	(500,000)
Repayments of finance lease liabilities	18	(15,355)	(113,943)	(31,767)
Payments of listing expenses		(1,830)	—	—

Net cash provided by financing activities		6,003,835	8,015,247	669,321

Effects of exchange rate changes on cash, cash equivalents and restricted cash		461,740	(14,576)	35,736
Net increase (decrease) in cash, cash equivalents and restricted cash		3,079,165	9,588,003	(2,562,385)
Cash, cash equivalents and restricted cash at beginning of the year		11,634,881	14,714,046	24,302,049

Cash, cash equivalents and restricted cash at end of the year		14,714,046	24,302,049	21,739,664

Supplemental disclosure of cash flows information
Cash paid for interest, net of amounts capitalized		(162,470)	(306,656)	(465,031)
Cash paid for income taxes		(36,071)	(25,727)	(33,635)
Acquisition of property, plant and equipment included in liabilities		1,624,432	1,723,130	1,799,882
Cash acquired relating to a business combination		—	684,214	—
Cash paid for an asset acquisition		—	(710,479)	—
Cash acquired relating to an asset acquisition		—	200,607	—
Supplemental disclosure of non-cash investing activities:
Ordinary shares issued for the acquisition of DiDi’s smart auto business		—	3,087,849	—
Fair value of contingent consideration relating to the acquisition of DiDi’s smart auto business		—	694,357	—
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
The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing and Guangzhou, and its own manufacturing base in Wuhan. As of December 31, 2023 and 2024, its primary operations are conducted in the People’s Republic of China (“PRC”).
(b) Initial public offering and global offering
In August and December 2020, the Company completed its initial public offering (“IPO”) and follow-on
offering (“FO”) on the New York Stock Exchange (“NYSE”).
In July 2021, the Company completed its global offering (“Global Offering”), including the Hong Kong Public Offering and the International Offering, on The Stock Exchange of Hong Kong Limited (“HKEX”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)

(c)
Principal subsidiaries and VIEs
As of December 31, 2024, the Company’s principal subsidiaries and VIEs are as follows:

	Place of incorporation	Date of incorporation or acquisition	Equity interest held	Principal activities
Principal subsidiaries
Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd. (“Chengxing”)	PRC	January 09, 2015	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd.(“Xiaopeng Technology”)	PRC	May 12, 2016	100%	Design and technology development
Guangzhou Xiaopeng Automobile Manufacturing Co., Ltd.	PRC	April 07, 2017	100%	Design and technology development
Guangzhou Xiaopeng Automatic Driving Technology Co., Ltd.	PRC	November 18, 2019	100%	Technology development
Guangzhou Xiaopeng Smart Charging Technology Co., Ltd.	PRC	June 22, 2020	100%	Smart charging technology development
Guangzhou Zhipeng Manufacturing Co., Ltd.	PRC	January 14, 2021	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng New Energy Investment Co., Ltd.(“Zhaoqing Xiaopeng New Energy”)	PRC	February 13, 2020	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Automobile Co., Ltd.(“Zhaoqing XPeng”)	PRC	May 18, 2017	100%	Manufacturing of battery pack
Xiaopeng Motors Sales Co., Ltd. (“Xiaopeng Motors Sales”)	PRC	January 08, 2018	100%	Vehicle wholesale and retail
Beijing Xiaopeng Automobile Co., Ltd.(“Beijing Xiaopeng”)	PRC	April 28, 2018	100%	Vehicle wholesale and retail, design and technology development
Xiaopeng Automobile Central China (Wuhan) Co., Ltd.(“Wuhan Xiaopeng”)	PRC	April 30, 2021	100%	Technology development and vehicle retail
Wuhan Xiaopeng Smart Manufacturing Co., Ltd.	PRC	August 16, 2021	100%	Manufacturing of battery pack and electric drive system
Shanghai Xiaopeng Motors Technology Co., Ltd.(“Shanghai Xiaopeng”)	PRC	February 12, 2018	100%	Technology development and vehicle retail
Shenzhen Xiaopeng Automobile Supply Chain Management Co., Ltd.	PRC	January 5, 2024	100%	Export trading
XPeng Huitian Holding Limited	BVI	October 12, 2020	100%	Investment holding
Dogotix Inc.	BVI	October 09, 2023	100%	Investment holding
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	100%	Investment holding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)
(c) Principal subsidiaries and VIEs (continued)

(1)The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)
(c)
Principal subsidiaries and VIEs (continued)

As of December 31, 2024, the Company’s principal subsidiaries and VIEs are as follows (continued):

	Place of incorporation	Date of incorporation or acquisition	Principal activities
VIEs
Guangzhou Zhipeng IoV Technology Co., Ltd. (“Zhipeng IoV”) (Note 1(c)(i))	PRC	May 23, 2018	Business of development and the operation of an Internet of Vehicles network
Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd. (“Yidian Chuxing”) (Note 1(c)(ii))	PRC	May 24, 2018	Business of provision of online-hailing services through online platform
Guangzhou Xintu Technology Co., Ltd. (“Xintu Technology”) (Note 1(c)(i))	PRC	April 27, 2021	Surveying and mapping
Guangdong Intelligent Insurance Agent Co., Ltd. (“GIIA”, formerly known as Qingdao Miaobao Insurance agent Co., Ltd.) (Note 1(c)(iii))	PRC	July 22, 2022	Insurance agency
VIEs’ subsidiary
Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. (“Zhipeng Kongjian”, formerly known as Jiangsu Zhitu Technology Co., Ltd., a subsidiary of Xintu Technology) (Note 1(c)(i))	PRC	June 23, 2021	Surveying and mapping
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
On August 12, 2021, Guangzhou Kuntu Technology Co., Ltd. (“Kuntu Technology”), a company controlled by the Zhipeng IoV’s Nominee Shareholders, acquired 100% of the equity interest of Xintu Technology from Zhipeng IoV. On the same day, Xiaopeng Technology, Xintu Technology and Kuntu Technology entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Xintu Technology. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Xintu Technology to direct the activities that most significantly impact Xintu Technology’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Xintu Technology. Management concluded that Xintu Technology is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Xintu Technology and shall consolidate the financial results of Xintu Technology in the Group’s consolidated financial statements under U.S. GAAP. As of
December 31
, 2024, Xintu Technology did not have significant operations, nor any material assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)
(c) Principal subsidiaries and VIEs (continued)

On September 6, 2021, Xiaopeng Technology (wholly owned by the Company) acquired 50% equity interests in Zhipeng IoV from Zhipeng IoV’s Nominee Shareholders. At the same time, the aforementioned contractual agreements had been modified to reflect the change of equity interests in Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. On April 20, 2024, the original Nominee Shareholders of Zhipeng IoV changed to a new Nominee Shareholder, who is an employee from the Group, and the aforementioned contractual agreements had been modified to reflect the change of nominee shareholders of Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s new Nominee Shareholder entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Zhipeng IoV, to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Accordingly, the Company continued to consolidate the financial results of Zhipeng IoV under U.S. GAAP. As of December 31, 2024, Zhipeng IoV did not have significant operations, nor any material assets or liabilities.
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
On September 10, 2021, Xiaopeng Chuxing (wholly owned by the Company) acquired 50% equity interests in Yidian Chuxing from Yidian Chuxing’s Nominee Shareholders. At the same time, the aforementioned contractual agreements have been modified to reflect the change of equity interests in Yidian Chuxing. Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. On April 20, 2024, the original Nominee Shareholders of Yidian Chuxing changed to a new Nominee Shareholder, who is an employee from the Group, and the aforementioned contractual agreements had been modified to reflect the change of nominee shareholders of Yidian Chuxing. Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing’s new Nominee Shareholder entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Yidian Chuxing, to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Accordingly, the Company continued to consolidate the financial results of Yidain Chuxing under U.S. GAAP. As of December 31, 2024, Yidian Chuxing did not have significant operations, nor any material assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)
(c) Principal subsidiaries and VIEs (continued)

(iii) GIIA, primarily engaged in the business of insurance agency services and established in 2007, was acquired by Guangzhou Xuetao Enterprise Management Co., Ltd. (“Guangzhou Xuetao”), a company jointly established by the former senior vice president of the Company and his spouse (the “GIIA’s Nominee Shareholders”). On July 22, 2022, Xiaopeng Motors Sales (wholly owned by the Company), Guangzhou Xuetao and GIIA’s Nominee Shareholders entered into a cooperation agreement that Guangzhou Xuetao irrevocably authorized Xiaopeng Motors Sales to exercise the 100% equity owner’s rights over GIIA. The agreement provides the Company, as the only shareholder of Xiaopeng Motors Sales, with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. As a result of this contractual arrangement, management concluded that GIIA is a VIE of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group’s consolidated financial statements under U.S. GAAP. As of December 31, 2024, GIIA did not have significant operations, nor any material assets or liabilities.
On January 31, 2024, this cooperation agreement was terminated and new contractual agreements that irrevocably authorized Xiaopeng Motors Sales to exercise the equity owner’s rights over GIIA, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney, were entered into among GIIA, Xiaopeng Motors Sales, Guangzhou Xuetao and a new nominee shareholder of Guangzhou Xuetao, who is the Group’s employee. These agreements provide the Company, as the only shareholder of Xiaopeng Motors Sales, with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. Management concluded that GIIA is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group’s consolidated financial statements under U.S. GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
1. Organization and Nature of Operations (continued)

(d)
Liquidity
The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB9,138,972, RMB10,375,775 and RMB5,790,264 for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit amounted to RMB35,760,301 and RMB41,585,549 as of December 31, 2023 and 2024, respectively. Net cash used in operating activities was approximately RMB
8,232,376
and RMB2,012,343 for the years ended December 31, 2022 and 2024, respectively. Net cash provided by operating activities was approximately
 RMB
956,164
for the year ended December 31, 2023.
The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its IPO and FO on NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11,409,248 and RMB15,980,227, respectively. In July 2021, with the completion of its Global Offering on
HKEX
, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of Hong Kong dollar (HK$)15,823,315.
In December 2023, with the completion of the strategic minority investment by Volkswagen Group (“Volkswagen”), the Group received the net proceeds, after deducting related costs and expenses, of RMB5,019,599. As of December 31, 2024, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB4,898 restricted as to withdrawal or use for legal disputes, short-term deposits, restricted short-term deposits, short-term investments, and current portion of long-term deposits was RMB35,980,838.
Management concluded that its existing balance of cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments and current portion of long-term deposits as of December 31, 2024, provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

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
(c) Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of the most likely amount of variable considerations, the determination of the estimated total costs to complete a contract, the determination of warranty cost, lower of cost and net realizable value of inventory, losses on purchase commitments relating to inventory, assessment for impairment of long-lived assets and intangible assets, useful lives and residual values of long-lived assets and finite-lived intangible assets, determination of the fair value of derivative liability relating to the contingent consideration in business combination, fair value of assets and liabilities acquired or assumed in business combination, fair value of assets and liabilities acquired or assumed in asset acquisition, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses, determination of the fair value of debt investments accounted for under the fair value option model as well as subsequent adjustments for equity investments without readily determinable fair values and not accounted for by the equity method.
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
Non-monetary
items that are measured in terms of historical cost in foreign currency are re-measured
using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statement of comprehensive loss.
The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statement of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity.
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
Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by performing the quantitative test through comparing each reporting unit’s fair value to its carrying value, including goodwill. No impairment provision was made related to the Group’s goodwill for the year ended December 31, 2023 and 2024.

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
The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level I — Quoted prices in active markets for identical assets or liabilities.
Level II — Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
Level III — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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
Financial assets and liabilities that are measured at amortized cost primarily consist of cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposit, short-term investments, accounts and notes receivable, installment payment receivables, long-term deposits, restricted long-term deposits, equity method investments, other assets, accounts and notes payable, short-term borrowings, finance lease liabilities, operating lease liabilities, accruals and other liabilities and long-term borrowings. As of December 31, 2023 and 2024, the carrying values of these financial instruments, except for other non-current
assets,
non-current
portion of long-term deposits, restricted long-term deposit, non-current
portion of long-term borrowings, and
non-current
portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.
Financial assets and liabilities that are measured at fair value on a recurring basis consist of short-term investments, equity investments with readily determinable fair values, debt investments that are accounted for under the fair value option model and derivative liability.
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
Equity investments with readily determinable fair values (Note 13) are valued using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy.
The Group has debt investments that are accounted for under the fair value option model (Note 1
3
) and a derivative liability relating to certain contingent consideration, which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings. Such debt investments and derivative liability are classified within Level III of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values
.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)

(g) Cash and cash equivalents
Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
Cash and cash equivalents as reported in the consolidated statement of cash flows are presented separately on the consolidated balance sheets as follows:

	As of December 31, 2023		As of December 31, 2024
	Amount	RMB equivalent	Amount	RMB equivalent
Cash and cash equivalents:
RMB	13,597,107	13,597,107	15,838,827	15,838,827
US$	1,021,773	7,236,909	345,447	2,483,208
HK$	4,218	3,823	5,839	5,407
Others	not applicable	289,324	not applicable	258,832

Total		21,127,163		18,586,274

As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong and United States.
(h) Restricted cash
Restricted cash primarily represents bank deposits for letters of guarantee, bank notes and others amounted to RMB3,168,578 and RMB3,148,492 as of December 31, 2023 and 2024, respectively. In addition, restricted cash includes certain deposits, amounting to RMB6,308 and RMB4,898 as of December 31, 2023 and 2024, respectively, that are restricted due to legal disputes.
(i) Short-term and long-term deposits
Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive loss during the periods presented. As of December 31, 2023 and 2024, substantially all of the Group’s short-term deposits amounting to RMB9,756,979 and RMB12,931,757, respectively, had been placed in reputable financial institutions in the PRC.
Long-term deposits represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive loss during the periods presented. As of December 31, 2023 and 2024, substantially all of the Group’s long-term deposits amounting to RMB10,090,341 and RMB4,941,362, respectively, had been placed in reputable financial institutions in the PRC, out of which, RMB7,054,915 and RMB452,326 will be due within one year and are classified to “Long-term deposits, current portion”, respectively.
The Group used to report the restricted term deposit on net basis in the consolidated statement of cash flows which should instead be presented on a gross basis under ASC 230. The comparative figures for the year ended December 31, 2023 had been revised to gross present placement and maturities of restricted short-term deposits and placement of restricted long-term deposits, amounting to RMB1,010,000, RMB1,010,000 and RMB580,000, respectively. This revision had no impact on the consolidated balance sheets, consolidated statements of comprehensive loss for the year ended December 31, 2023 nor did it have an impact on total cash flows from operating, investing or financing activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)

(j) Current expected credit losses
The Group’s cash and cash equivalents, restricted cash, time deposit in bank, accounts and notes receivable, amounts due from related parties, other current assets, installment payment receivables, and other non-current
assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposit, installment payment receivables and others aforementioned, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions and supportable forecasts of future economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter end based on the Group’s specific facts and circumstances. For the years ended December 31, 2022, 2023 and 2024, the Group recorded RMB67,654, RMB70,357 and RMB5,572 in expected credit loss expense in selling, general and administrative expenses, respectively. As of December 31, 2023, the expected credit loss provision recorded in current and non-current
assets were RMB76,090 and RMB74,693, respectively. As of December 31, 2024, the expected credit loss provision recorded in current and non-current
assets were RMB63,866 and RMB55,932, respectively.
Installment payment receivables primarily consist of the aggregate receivables of the installment payments for vehicles or batteries due from customers. The Group classified its installment payment receivables into different categories from performing to non-performing
based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. The lifetime current expected credit losses for the installment payment receivables was determined by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. As of December 31, 2023 and 2024, the majority of the installment payment receivables had been categorized as performing since the customers had a low risk of default, a strong capacity to meet contractual cash flows and had no past due repayments and the amounts of installment payment receivables of non-performing categories were immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)
(j) Current expected credit losses (continued)

The Group considers historical credit loss rates for each category of receivables, other current assets and other non-current
assets and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case
basis for particular aged receivable balances.
The Group’s expected credit loss of cash and cash equivalents, restricted cash, time deposit in bank, amounts due from related parties and notes receivable within the scope of ASC Topic 326 were immaterial.
The following table summarizes the activity in the allowance for credit losses related to accounts receivable, other current assets, installment payment receivables and other non-current
assets for the years ended December 31, 2022, 2023 and 2024 :

For the Year Ended December 31, 2022
Balance as of December 31, 2021	67,096
Current period provision	67,654
Write-offs	(13,043)

Balance as of December 31, 2022	121,707

For the Year Ended December 31, 2023
Balance as of December 31, 2022	121,707
Current period provision	70,357
Write-offs	(41,281)

Balance as of December 31, 2023	150,783

For the Year Ended December 31, 2024

Balance as of December 31, 2023	150,783
Current period provision	5,572
Write-offs	(36,557)

Balance as of December 31, 2024	119,798

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)

(k) Short-term investments
For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected as “Interest income” in the consolidated statement of comprehensive loss. The Group’s short-term investments in financial instruments were RMB781,216 and RMB751,290 as of December 31, 2023 and 2024, respectively.
(l) Inventory
Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present condition, which approximates actual cost using the monthly weighted average method. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.
Inventory write-downs of RMB220,319, RMB1,054,711 and RMB943,734 were recognized in cost of sales for the years ended December 31, 2022, 2023 and 2024, respectively.
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

Estimated useful lives
Buildings	10 to 20 years
Machinery and equipment	2 to 10 years
Charging infrastructure	3 to 5 years
Vehicles	2 to 5 years
Computer and electronic equipment	2 to 10 years
Leasehold improvements	Shorter of the lease terms or the estimated useful lives
Others	2 to 5 years

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
The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. Losses on the disposal of property, plant and equipment amounting to RMB15,682, RMB4,863 and RMB21,787 were recognized in operating expenses during the years ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)

(n) Intangible assets, net
Intangible assets consist of manufacturing license, surveying and mapping qualification, insurance agency qualification, license plate, software, license of maintenance and overhauls, vehicle model technology (“VMT”), vehicle platform technology (“VPT”), robotics platform technology and other intangible assets. Intangible assets with finite lives, including software, license of maintenance and overhaul, VPT, VMT, robotics platform technology and other intangible assets, are carried at acquisition cost less accumulated amortization and impairment, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

Estimated useful lives
Software	2 to 10 years
License of maintenance and overhauls	26 months
VPT	10 years
VMT	5 years
Robotics platform technology	10 years
Others	5 to 10 years
The Group estimates the useful life of the software to be 2 to 10 years, VMT to be 5 years, VPT and robotics platform technology to be 10 years, based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets. The Group estimates the useful life of the license of maintenance and overhaul to be 26 months based on the contract terms. The Group estimates the useful life of other intangible assets to be 5 to 10 years, based on the laws and regulations by registration authorities.
The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)
(n) Intangible assets, net (continued)

Intangible assets that have indefinite useful lives are manufacturing license, surveying and mapping qualification, insurance agency qualification and license plates, as of December 31, 2024. No useful life was determined in the contract terms when the Group acquired the manufacturing license, surveying and mapping qualification, insurance agency qualification and license plates. The Group expects that such intangible assets are unlikely to be terminated and will continue to be renewed as a matter of course based on industry experience, and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite. As of December 31, 2024, the Group completed the associated research and development efforts and a determination related to commercial feasibility of the vehicle model technology under development (“VMTUD”) acquired through business combination and estimated the useful life of VMTUD. The VMTUD was transferred into VMT as finite-lived intangible assets aforementioned. Research and development expenditures that were incurred after the acquisition, including those for completing the research and development activities, were expensed as incurred during the year ended December 31, 2024.
The Group evaluates indefinite-lived intangible assets annually as of each balance sheet date to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electronic vehicle industry in China, the Group’s improving sales performance, the stable macroeconomic conditions in China and the Group’s future manufacturing plans, the Company determined that it is not likely that the manufacturing license, surveying and mapping qualification certificate, insurance agency qualification certificate and license plates were impaired as of December 31, 2023 and 2024, respectively. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2022, 2023 and 2024.
(o) Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 40 to 50 years that represent the terms of land use rights certificate.

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
Equity Investments with Readily Determinable Fair Values
Equity investments with readily determinable fair values are measured and recorded at fair value using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy.
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
Debt Investments
The Group elected to account for certain debt investments under the fair value option model including convertible bonds and preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument
basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option model are carried at fair value with unrealized gains and losses recorded in the consolidated statement of comprehensive loss. Interest income from debt investments is recognized in earnings using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

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
(r) Warranties
The Group provides a manufacturer’s standard warranty on all vehicles sold. The Group accrues a warranty reserve for the vehicles sold by the Group, which includes the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current
liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.
The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606.

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
to allocate the discount to one or more, but not all, of the performance obligations are not met.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)
(s) Revenue recognition (continued)

Vehicle sales
The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within 3 to 6 years, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPeng-branded supercharging stations and lifetime warranty of battery, which are defined by the Group’s sales policy and accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer.
Car buyers in the PRC were entitled to government subsidies when they purchase electric vehicles before December 31, 2022. For efficiency purpose and better customer service, the Group or Zhengzhou Haima Automobile Co., Ltd. (“
Haima Auto
”), which collaborated with the Group for manufacturing of G3 from 2018 to 2021, applies for and collect such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. The Group determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group due to the buyer’s fault such as refusal or delay of providing the relevant application information. The new energy vehicle subsidies policy had expired since January 1, 2023.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)
(s) Revenue recognition (continued)

Vehicle sales (continued)
For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, we recognize revenue over time based on a cost-to-cost method. For the free battery charging within 3 to 6 years and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPeng-branded supercharging stations, the Group recognizes the revenue over time based on a straight-line method during the expected useful life of the vehicle.
Initial refundable deposits for intention orders and
non-refundable
deposits for vehicle reservations received from customers prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, if the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount relating to those unperformed obligations. At the same time, advances from customers are classified as a contract liability (deferred revenue) as part of the consideration.
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
Other services
Other services included services embedded in a sales contract, supercharging service, maintenance service, technical support services, technical research and development services and second-hand vehicle sales service. These services are recognized either over time or point in time, as appropriate, under ASC 606.
The Group licenses a car manufacturer with rights to use its in-house developed platform and technology, and provides technical research and development services to integrate the Group’s technology into the car manufacturer’s vehicles and platforms.
Before the start of production of the car manufacturer’s vehicles (“SOP”), the Group provides technical research and development (“R&D”) services, provides license of its owned intellectual property, or transfers its know-how pack to the car manufacturer. The Group concludes that the licensing and know-how pack transfers are bundled with technical R&D services as one single performance obligation, since the customer cannot benefit from the licenses and know-how pack either on its own or together with other resources that are readily available to itself.
The licensing involved in the post-SOP phase primarily represents the right to enable the car manufacturer’s vehicles produced and sold with the technology and software developed based on the Group’s owned intellectual property. Other promises identified in the post-SOP phase are immaterial in the context of the contract.
For those contracts with sales-based royalties, the sales-based royalty revenue is recognized when the car manufacturer’s subsequent sales occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)
(s) Revenue recognition (continued)

Other services (continued)
For contracts pursuant to which the Group creates an asset with no alternate use to the Group and has an enforceable right to payment from the car manufacturer for performance completed to date, licenses and technical R&D services revenue is recognized over a period of the contract based on the progress towards completion of the performance obligation using input method, which is measured by reference to the contract costs incurred for the work performed up to the end of the reporting period as a percentage of the total estimated costs to complete the contract. Contract costs contains labor cost, material cost and other direct costs.
Fees entitled by the Group upon or post SOP of the car manufacturer’s vehicles are considered as variable consideration as there are binary outcomes regarding the fee entitlement. The Group estimates the amount of variable consideration using the most likely amount method and includes the estimated amount in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. No amount of variable consideration is included in the transaction price in the current reporting period after considering the facts and uncertainties as of the period end. The Group will update its estimate at each reporting date until the uncertainty is resolved.

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
Customer Upgrade Program
In the third quarter of 2019, due to the upgrade of the G3 vehicle from the 2019 version (“
G3 2019
”) to its 2020 version (“
G3 2020
”), the Group voluntarily offered all owners of G3 2019 the options to either receive loyalty points, valid for 5 years from the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in
right contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. The owners of G3 2019 had to choose one out of the two options within 30 days after receiving the notice. Anyone who did not make the choice before the date was deemed to forgo the rights to the options. At the time the offers were made, the Group still had unfulfilled performance obligations for services to the owners of G3 2019 associated with their original purchase. The Group considered this offering is to improve the satisfaction of the owners of G3 2019 but not the result of any defects or resolving past claims regarding the G3 2019.
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

Customer Upgrade Program (continued)
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
trade-in
value
”) starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. Such trade-in
right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that
120-day
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)

(t) Cost of sales
Vehicle
Cost of vehicle revenue includes direct parts, materials, labor costs and manufacturing overheads (including depreciation and amortization of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand
inventories that are either obsolete or in excess of forecasted demand, losses on purchase commitments relating to inventory, and impairment charge of property, plant and equipment.

Services and others
Cost of services and others revenue generally includes cost of direct parts, materials, labor costs, installment costs, costs associated with providing non-warranty
after-sales services and depreciation of associated assets used for providing the services.
(u) Research and development expenses
All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2022, 2023 and 2024, R&D expenses were RMB5,214,836
,
RMB5,276,574 and RMB6,456,734, respectively.
(v) Selling, general and administrative expenses
Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the years ended December 31, 2022, 2023 and 2024, advertising costs were RMB577,569, RMB413,832 and RMB664,412, respectively, and total sales and marketing expenses were RMB5,028,958, RMB5,013,734 and RMB5,531,599, respectively.
General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2022, 2023 and 2024, general and administrative expenses were RMB1,659,288, RMB1,545,208 and RMB1,339,045, respectively.
(w) Employee benefits
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. There are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB766,915, RMB750,002 and RMB832,956 for the years ended December 31, 2022, 2023 and 2024, respectively.

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
(y) Other income, net
For the years ended December 31, 2022, 2023 and 2024, other income, net mainly represents government grants that are recognized upon receipt recognized in profit or loss of RMB109,168, RMB465,588 and RMB589,227, respectively, as further performance by the Group is not required.
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
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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
reserve funds.
In accordance with the laws applicable to PRC’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly owned foreign enterprises have to make appropriations from its after-tax
profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to reserve funds including general reserve fund, the enterprise expansion fund
and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the enterprise expansion fund and

the staff bonus and welfare fund is at the company’s discretion.
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
The use of the general reserve
fund, the enterprise expansion

fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. No reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)
(ab) Statutory and other reserves (continued)

For the years ended December 31, 2022, 2023 and 2024, appropriations to the general reserve fund and the statutory surplus fund amounted to RMB378, RMB53,610 and RMB34,984, respectively.
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
(ad) Leases
In February 2016, the FASB issued ASC 842, Leases, to require lessees to recognize all leases, with certain exceptions, on the balance sheets,while recognition on the statement of operations will remain similar to lease accounting under ASC 840. Subsequently, the FASB issued ASU
No. 2018-10,
Codification Improvements to Topic 842, Leases, ASU
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
assets.
The Group recognized lease assets and lease liabilities related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. Operating lease assets are included within “Land use rights, net” and
“Right-of-use
assets, net”, and the corresponding operating lease liabilities are included within “Operating lease liabilities, current portion” for the current portion, and within “Operating lease liabilities” for the long-term portion on the consolidated balance sheets as of December 31, 2023 and 2024. Finance lease assets are included within “Property, plant and equipment, net” and the corresponding finance lease liabilities are included within “Finance lease liabilities, current portion” for the current portion, and within “Finance lease liabilities” for the long-term portion on the consolidated balance sheets as of December 31, 2023 and 2024.
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

(a) As a lessee (continued)
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
The vehicle leasing income was immaterial for the years ended December 31, 2022, 2023 and 2024, respectively.
The Group classifies a lease as a sales-type when the lease meets one of the following criteria at lease commencement:
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
For a sales-type lease, when collectability is probable at lease commencement, the Group derecognizes the underlying asset, recognizes the net investment in the lease which is the sum of the lease receivable and the unguaranteed residual asset and recognizes in net income any selling profit or loss based on the business model. The net investment in the lease is presented as “Financial lease receivables, net”, which is included within “Other current assets” for the current portion, and within “Other non-current
assets” for the long-term portion on the consolidated balance sheets as of December 31,2023 and 2024. Finance lease receivables are carried at amortized cost comprising of original financing lease, net of unearned income. Interest income is recognized in financing income over the lease term using the interest method.
The Group provides
15-year
lease of factories under sales-type lease. As of December 31, 2023 and 2024, total finance lease receivables
is RMB240,023 and RMB231,621.
(ae) Accounts and notes payable
Accounts and notes payable represent the amount due to the suppliers by the Group for the purchase of raw materials. The Group normally receives credit terms of 0 days to 180 days from its suppliers. Accounts payable were RMB13,491,144 and RMB15,181,585 as of December 31, 2023 and 2024, respectively. Notes payable, which were pledged by bank deposits (note 2(h)), were RMB8,719,287 and RMB7,898,896 as of December 31, 2023 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
2. Summary of Significant Accounting Policies (continued)

(af) Dividends
Dividends are recognized when declared. No dividend was declared for the years ended December 31, 2022, 2023 and 2024, respectively.
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
Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated revenue and gross profit when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC and the revenue is mainly generated in the PRC, no segment geographical information is presented.
For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of comprehensive loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

3. Recent Accounting Pronouncements
Recently issued accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.
In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. We are currently evaluating the provisions of this ASU.
Recently adopted accounting pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment’s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this ASU retrospectively on December 31, 2024. Refer to Note 2(ah), Segment Reporting for the inclusion of the new required disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

4. Concentration and Risks
(a) Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, restricted long-term deposits, short-term investments, long-term deposits and restricted long-term deposits were placed with certain reputable financial institutions in the PRC and overseas. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits, restricted long-term deposits, short-term investments, long-term deposits and restricted long-term deposits are financially sound based on publicly available information.
(b) Foreign currency exchange rate risk
The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Business Combination
On August 27, 2023, the Company entered into a share purchase agreement (“SPA”) with DiDi Global Inc. (“DiDi”) and Da Vinci Auto Co. Limited (“Target HoldCo”, a direct and wholly owned subsidiary of DiDi), pursuant to which the Company agreed to acquire and DiDi agreed to cause the Target HoldCo to sell the entire issued share capital of Xiaoju Smart Auto Co. Limited and its wholly-owned subsidiaries (“Xiaoju Group”), which were engaged in certain smart auto business that develops, designs and engineers A class automobile vehicles (“DiDi’s smart auto business”).
The Group believe that the acquisition of DiDi’s smart auto business will increase the Group’s brand exposure and customer reach through DiDi’s platform, which will in turn result in commercial growth and opportunities in new international markets.
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

(i)
The Company issued 58,164,217 Class A ordinary shares to DiDi on the acquisition date. A portion of the fair value for the shares issued, in the amount of, RMB180,696 was attributed to a prepayment for subsequent technical support and advertising services to be provided by DiDi to the Group. Accordingly, this amount was not included in the total consideration of the acquisition
.

(ii)
SOP Milestone refers to the start of production (“SOP”) of the new vehicle model (“Qualified New Model”) specified in the SPA for sales and delivery to ordinary customers. The acquisition of DiDi’s smart auto business includes a contingent consideration arrangement that requires an additional 4,636,447 Class A ordinary shares to be issued to DiDi if the SOP Milestone is met, which was classified as equity. In estimating the acquisition date fair value of the contingent consideration related to the SOP Milestone, the Company anticipated that the SOP Milestone would be met and the Company will issue these additional 4,636,447 Class A ordinary shares to DiDi upon the date of the SOP. Upon the SOP Milestone bein
g
 met in July 2024, an additional 4,636,447 Class A ordinary shares was issued and deliveried to DiDi on August 13, 2024.

(iii)
The acquisition of DiDi’s smart auto business also includes a contingent consideration arrangement that requires additional Class A ordinary shares to be issued to DiDi based on (i) the aggregate delivery volume of the Qualified New Model within the
13-month
period immediately following the start of delivery (“First
Earn-Out
Period”) reaching 100,000 at any time during the period, or (ii) the aggregate delivery volume of the Qualified New Model within the
12-month
period immediately following the expiry of the First
Earn-out
Period reaching 100,000 at any time during the period, both of which is defined as
“Earn-Out
Period Milestone”. The range of shares to be issued related to the
Earn-Out
Period Milestone is between nil and 28,331,126, leading to the range of fair value of the contingent consideration between nil and RMB1,592,071 on the acquisition date. In estimating the acquisition date fair value of the contingent consideration related to the
Earn-Out
Period Milestone, which is classified as a derivative liability, the Group performed a scenario analysis and determined the fair value based on the total contingent shares to be issued under each scenario, the expected probabilities of each scenario and the closing price of the Company’s common share on the acquisition date. As of December 31, 2023, the fair value of the contingent consideration related to the
Earn-Out
Period Milestone was RMB393,473, with a fair value gain of RMB29,339 recorded in the consolidated statements of comprehensive loss, and the range of fair value of the contingent consideration was between nil and RMB1,463,821 which was mainly due to the change in the Company’s stock price. As of December 31, 2024, the fair value of the contingent consideration related to the Earn-Out Period Milestone was RMB167,940
,

with a fair value
 gain
 of
RMB234,245
and foreign currency translation adjustment of
 RMB8,712

recorded in the consolidated statements of comprehensive loss, primarily due to the derecognition of the derivative liability related to the First Earn-Out Period Milestone, and the range of fair value of the contingent consideration was between nil and RMB619,156.

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

The Group estimated the fair value of acquired VPT using the relief from royalty method. The value is estimated as the present value of the after-tax
cost savings at an appropriate discount rate. In terms of the fair value of the acquired VMTUD, which was initially recognized as in-process
research and development asset, the multiperiod excess earnings method was used. The value is estimated as the present value of the revenues calculated at an appropriate discount rate. The Group’s determination of the fair values of acquired VPT and VMTUD involved the use of estimates and assumptions related to revenues, gross margin, revenue growth rate, royalty rate, and discount rates.
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

Since the acquisition date, Xiaoju Group contributed nil to the Group’s consolidated revenue and RMB47,655 to the Group’s consolidated net loss for the year ended December 31,

2023, respectively.

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
Assets
and
liability
that were measured at fair value on a recurring basis were as follows:

	As of December 31, 2023				As of December 31, 2024
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Assets
Short-term investments (i) (Note 2(k))	781,216	—	781,216	—	751,290	—	751,290	—
Debt investments (ii) (Note 13)	1,228,595	—	—	1,228,595	1,034,204	—	—	1,034,204
Equity investments with readily determinable fair values (iii) (Note 13)	104,972	104,972	—	—	78,351	78,351	—	—

	2,114,783	104,972	781,216	1,228,595	1,863,845	78,351	751,290	1,034,204

Liability
Derivative liability relating to the contingent consideration (iv) (Note 5)	393,473	—	—	393,473	167,940	—	—	167,940

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
6. Fair Value of Financial Instruments (continued)

Fair value measurements on a recurring basis (continued):
(i) Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value of short-term investments is estimated based on the quoted prices of similar financial products provided by banks at the end of each period (Level II).
(ii) Debt investments do not have readily determinable market values and are categorized as Level III in the fair value hierarchy. The Group uses a combination of valuation methodologies, including the equity allocation model, market and income approaches based on the Group’s best estimate, which are determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of comparable companies. Regarding the reconciliation of the opening balances to the closing balances, with the changes during the period disclosed separately, please refer to Note 13 for details.
(iii) Equity investments with readily determinable fair values are valued using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy.
(iv) Derivative liability relating to the contingent consideration is valued based on (i) the quoted prices in active markets at the reporting date and (ii) an estimation on potential issuance of the Company’s ordinary shares relating to the contingent consideration from business combination. The Group classifies the valuation techniques that use these inputs as Level III of fair value measurements. Regarding the reconciliation of the opening balances to the closing balances, with the changes during the period disclosed separately, please refer to Note 5 for details.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

7. Inventory
Inventory consisted of the following:

	As of December 31,
	2023	2024
Finished goods	3,661,299	3,898,396
Raw materials	1,834,082	1,634,792
Work-in-process	30,831	29,734

Total	5,526,212	5,562,922

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
For the years ended December 31, 2022, 2023 and 2024, write-downs of inventories to net realizable value, recognized in cost of sales, amounted to RMB220,319, RMB1,054,711 (out of which RMB77,310 was for the excess of dedicated raw materials as a result of the cessation of production of the G3i and upgrades of existing models) and RMB943,734 (out of which RMB35,000 was for the excess of dedicated raw materials as a result of the cessation of production of the P5), respectively. For the impact of accelerated depreciation and loss on purchase commitments due to the cessation of production and upgrades of certain models, please refer to Note 9(iii) and Note 15, respectively.
8. Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024
Deductible input value-added tax	1,521,488	2,221,048
Prepayments (i)	395,022	383,826
Deposits (ii)	125,451	101,590
Receivables from third party online payment service providers	36,939	50,384
Finance lease receivables, current portion, net (Note 18)	11,100	11,388
Others	399,339	367,076

Total	2,489,339	3,135,312

(i) Prepayments primarily consist of prepayments for raw materials, marketing and consulting services provided by suppliers.
(ii) Deposits primarily consist of deposits for short-term leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9. Property, Plant and Equipment, Net
Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2023	2024
Machinery and equipment	4,647,957	4,826,529
Buildings (ii)	4,125,849	4,207,967
Molds and toolings	2,179,681	3,012,412
Construction in process (i)	663,640	1,688,556
Leasehold improvements	695,972	649,574
Vehicles	898,607	615,905
Charging infrastructure	385,832	474,995
Computer and electronic equipment	388,071	425,386
Others	226,905	259,034

Sub-total	14,212,514	16,160,358

Less: Accumulated depreciation (iii)	(3,151,019)	(4,467,049)
Less: Impairment (iv)	(107,010)	(171,446)

Property, plant and equipment, net	10,954,485	11,521,863

The Group recorded depreciation expenses of RMB915,481, RMB1,645,760 and RMB1,571,754 for the years ended December 31, 2022, 2023 and 2024, respectively.

(i)
Construction in progress primarily consists of the construction of Guangzhou Xiaopeng technology park, Guangzhou manufacturing plants, molds, toolings, machinery and equipment relating to the manufacturing of the Group’s vehicles. For the years ended December 31, 2022, 2023 and 2024, the Group capitalized
 RMB84,998, RMB107,415 and RMB31,878 of gross interest expenses, respectively. Government grants related to capitalized interest expense were accounted for as a reduction of such amounts capitalized in connection with the construction of the manufacturing plants. The benefits of these grants will be reflected through reduced depreciation charges over the useful lives of these assets. Government grants relating to expensed interest are recognized as a liability if received in advance (of the incurrence of the interest expense). Such amounts, when recognized, will reduce the respective interest expense to which the subsidies relate.

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
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
9. Property, Plant and Equipment, Net (continued)

Property, plant and equipment, net, consisted of the following (continued):

(iii)
For the year ended of December 31, 2023 and 2024, the Company completed an assessment of the estimated units of production of certain molds and toolings and the useful lives of certain production facilities, all of which can only be used for certain vehicle production. The Company’s assessment in 2024, which considered the cessation or upgraded of certain vehicle production, indicated that certain production facilities directly used for certain vehicle production will not be used for the period of time originally estimated. As a result, the Company changed its estimates of useful lives for the certain production facilities as well as its estimates of the production volume of certain molds and toolings. These changes in estimates are accounted for on a prospective basis with an acceleration of recorded depreciation expense for impacted production facilities and molds and toolings. The Company recorded an accelerated depreciation expense of RMB295,930 and RMB212,907 related to these changes in estimates for the years ended December 31, 2023 and 2024.

(iv)	The accumulated impairment loss was RMB107,010 and RMB171,446 as of December 31, 2023 and 2024, respectively, primarily due to the upgrade of vehicles.
10. Intangible Assets, Net
Intangible assets, net
,
consisted of the following:

	As of December 31, 2023				As of December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount (iv)	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment Amount (iv)	Net Carrying Amount
Finite-lived intangible assets
VPT (i)	2,586,911	(43,115)	—	2,543,796	2,586,911	(301,806)	—	2,285,105
Robotics platform technology (ii)	777,711	(19,443)	—	758,268	777,711	(97,214)	—	680,497
VMT (i)	—	—	—	—	609,170	(50,764)	—	558,406
Software	542,335	(287,943)	(35,130)	219,262	725,879	(424,821)	(35,130)	265,928
License of maintenance and overhauls	2,290	(2,290)	—	—	2,290	(2,290)	—	—
Others (iii)	12,033	(417)	—	11,616	12,033	(2,143)	—	9,890

Total finite-lived intangible assets	3,921,280	(353,208)	(35,130)	3,532,942	4,713,994	(879,038)	(35,130)	3,799,826

Indefinite-lived intangible assets
Manufacturing license	494,000	—	—	494,000	494,000	—	—	494,000
Surveying and mapping qualification	250,000	—	—	250,000	250,000	—	—	250,000
VMTUD (i)	609,170	—	—	609,170	—	—	—	—
Others (iii)	62,880	—	—	62,880	66,643	—	—	66,643

Total indefinite-lived intangible assets	1,416,050	—	—	1,416,050	810,643	—	—	810,643

Total intangible assets	5,337,330	(353,208)	(35,130)	4,948,992	5,524,637	(879,038)	(35,130)	4,610,469

The Group recorded amortization expense of RMB65,714, RMB230,501 and RMB537,669 for the years ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
10. Intangible Assets, Net (continued)

Total future amortization expenses for finite-lived intangible assets were estimated as follows:

Within 1 year	549,449
Between 1 and 2 years	520,888
Between 2 and 3 years	507,843
Between 3 and 4 years	499,993
Between 4 and 5 years	436,473
Thereafter	1,285,180

Total	3,799,826

(i)
The useful life of VPT acquired in the business combination of Xiaoju Smart Auto Co. Limited and its wholly-owned subsidiaries (“Xiaoju Group”) is assessed to be 10 years. The VMTUD acquired through business combination is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. As of December 31, 2024, the VMTUD was transferred into
VMT as finite-lived intangible
 assets
upon
its completion and
 its estimated useful life
is assessed to be 5 years. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities, are expensed as incurred.
No impairment was recognized for these assets as of December 31, 2023 and 2024.

(ii)
Dogotix Inc. (“Dogotix”) is primarily engaged in research and development of robots with human-robot interaction functions since 2021. On September 29, 2023, the Group entered into share purchase agreements to acquire 74.82% of the equity interest of Dogotix for a cash consideration of US$98.96 million (approximated to RMB710 million). Upon completion of the acquisition on October 9, 2023, Dogotix became a wholly-owned subsidiary of the Group. The fair value of the 25.18% equity interest in Dogotix previously held by the Group amounted to RMB205 million at the acquisition date. The total consideration amounted to RMB915 million. Substantially all of the fair value of the gross assets (excluding cash and cash equivalents, deferred tax assets, and consideration transferred in excess resulting from the effects of deferred tax liabilities) acquired was concentrated in the robotics platform technology. The acquisition was determined to be an asset acquisition for accounting purposes. The Group accounted for the acquisition of the robotics platform technology as an intangible asset with a total cost of RMB778 million. The useful life of this asset is assessed to be 10 years. No impairment was recognized for the asset as of December 31, 2023 and 2024.

(iii)
As of December 31, 2024, other finite-lived intangible assets included trademarks, domain names and patents amounting to RMB2,280, RMB2,026 and RMB5,584, respectively. As of December 31, 2023, other finite-lived intangible assets included trademarks, domain names and patents amounting to RMB2,626, RMB2,554 and RMB6,436, respectively. As of December 31, 2024, other indefinite-lived intangible assets included license plate amounting to RMB44,643 and insurance agency qualification amounting to RMB22,000. As of December 31, 2023, other indefinite-lived intangible assets included license plate amounting to RMB40,880 and insurance agency qualification amounting to RMB22,000.

(iv)	Impairment loss es of RMB26,418, RMB8,712 and nil were recognized for the years ended December 31, 2022, 2023 and 2024, respectively, primarily due to the phase out of certain software.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

11. Land Use Rights, Net
Land use rights and related accumulated amortization consisted of the following:

	As of December 31,
	2023	2024
Land use rights	2,913,098	2,918,023
Less: Accumulated amortization	(123,731)	(173,599)

Total land use rights, net	2,789,367	2,744,424

For the years ended December 31, 2023 and 2024, the Group acquired land use rights of RMB90,341 and RMB4,925, respectively, to build plants and buildings for its manufacturing of vehicles and daily operation.
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
The Group recorded amortization expenses for land use rights of RMB50,309, RMB48,828 and RMB49,868 for the years ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12. Installment Payment Receivables, Net
Installment payment receivables relating to the installment payments for vehicles and batteries from customers consisted of the following:

	As of December 31,
	2023	2024
Current portion of installment payment receivables, net	1,881,755	2,558,756
Non-current portion of installment payment receivables, net	3,027,795	4,448,416

Total	4,909,550	7,007,172

Installment payment receivables consisted of the following:

	As of December 31,
	2023	2024
Current portion of installment payment receivables	1,929,463	2,590,645
Non-current portion of installment payment receivables	3,102,488	4,504,348
Allowance for doubtful accounts	(122,401)	(87,821)

Total	4,909,550	7,007,172

The Group recognized interest income resulting from installment payment sales of RMB204,765, RMB278,199 and RMB338,158 for the years ended December 31,

2022, 2023 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
12. Installment Payment Receivables, Net (continued)

Payment maturity analysis of installment payment receivables for vehicles and batteries for each of the next five years and a reconciliation of the gross receivables to the present value are as follows:

As of December 31, 2024
Within 1 year	2,679,103
Between 1 and 2 years	2,203,402
Between 2 and 3 years	1,570,031
Between 3 and 4 years	978,699
Between 4 and 5 years	330,486
Thereafter	206

Total receivables of installment payments	7,761,927

Less: Unrealized finance income	(666,934)

Installment payment receivables, gross	7,094,993
Less: Allowance for installment payment receivables	(87,821)

Installment payment receivables, net	7,007,172

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

13. Long-term Investments
Long-term investments consisted of the following:

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance as of December 31, 2021	210,354	—	1,338,822	—	1,549,176
Additions	—	191,981	209,451	329,045	730,477
Investment gain(loss)	95,752	(78,282)	7,592	—	25,062
Share of results of equity method investees (iv)	—	—	—	4,117	4,117
Changes from equity investment to debt investment (iii)	(116,129)	—	116,129	—	—
Disposals (Note 26(3))	—	—	(165,000)	—	(165,000)
Foreign currency translation	1,023	(1,058)	119,137	32,098	151,200

Balance as of December 31, 2022	191,000	112,641	1,626,131	365,260	2,295,032

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance as of December 31, 2022	191,000	112,641	1,626,131	365,260	2,295,032
Additions	—	—	—	127,018	127,018
Changes from debt investments to equity investments without readily determinable fair values (i)	57,832	—	(57,832)	—	—
Investment loss	(50,826)	(7,989)	(165,549)	—	(224,364)
Share of results of equity method investees (iv)	—	—	—	54,740	54,740
Transfer (iii)	—	—	(204,836)	—	(204,836)
Foreign currency translation	—	320	30,681	6,342	37,343

Balance as of December 31, 2023	198,006	104,972	1,228,595	553,360	2,084,933

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
13. Long-term Investments (continued)

Long-term investments consisted of the following
 (continued):

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance as of December 31, 2023	198,006	104,972	1,228,595	553,360	2,084,933
Additions	—	—	—	144,237	144,237
Investment loss	(24,189)	(27,425)	(210,377)	—	(261,991)
Share of results of equity method investees (iv)	—	—	—	(29,069)	(29,069)
Foreign currency translation	—	804	15,986	8,294	25,084

Balance as of December 31, 2024	173,817	78,351	1,034,204	676,822	1,963,194

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
For equity investments accounted for using the measurement alternative as of December 31, 2023 and 2024, the Company recorded cumulative downward adjustments due to impairments of RMB89,933 and RMB106,805 and cumulative upward adjustments of RMB39,107 and RMB31,790. For these investments, the Company recorded downward adjustments of nil, RMB89,933 and RMB24,189, respectively, and upward adjustments of nil, RMB39,107 and nil, respectively, in earnings during the years
ended December 31, 2022, 2023 and 2024
.
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
In Decemebr 2024, the convertible bond with a principal amount of US$20,000 and accrued interest amount of US$4,800 have been fully converted into Series A preferred shares in accordance with the relevant agreements.

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
On October 9, 2023, the Group completed the acquisition of the remaining equity interest in Dogotix and Dogotix became a wholly owned subsidiary of the Group. Upon the completion of the acquisition, the fair value of the previously held equity interest in Dogotix, classified as a debt investment amounting to RMB204,836 was derecognized and Dogotix was consolidated within the Group’s financial position and results.
Other principal debt investments
In December 2021, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of LiDAR for a total cash consideration of RMB100,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB100,000 to a related party in April 2022.
In January 2022, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of semiconductors for a total cash consideration of RMB65,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB65,000 to a related party in October 2022 .
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
13. Long-term Investments (continued)

(iv) Equity method investments
In March 2022, the Company and other third party investors jointly set up an offshore investment fund (“Fund”), named Rockets Capital L.P., for the purpose of making investments in companies and businesses engaging in high technology sectors. The Company subscribed for a commitment of US$150,000 to the Fund and invested consideration of US$69,965 (equivalent to RMB456,063 as of the injection date) and US$90,055 (equivalent to RMB600,300 as of the injection date) into the Fund as of December 31, 2023 and 2024, respectively. The Company held a 60.7% financial interests in the Fund as a limited partner while the other 39.3% financial interests were held by other third party investors as of December 31, 2023 and 2024.
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
14. Other
Non-current
Assets
Other
non-current
assets consisted of the following:

	As of December 31,
	2023	2024

Finance lease receivables, non - current portion, net (Note 18)	205,118	204,435
Deposits (i)	120,354	112,523
Non-current portion of prepayments for advertising and technical support services (Note 5)	87,656	36,850
Goodwill(Note 5)	34,106	34,106
Prepayments for purchase of property and equipment	118,945	5,649
Others	9,971	49,720

Total	576,150	443,283

(i) Deposits primarily consist of deposits for offices and retail and service centers whose lease expiration dates are not within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

15. Accruals and Other Liabilities
Accruals and other liabilities consisted of the following:

	As of December 31,
	2023	2024

Payables for purchase of property, plant and equipment	1,723,130	1,799,882
Employee compensation payables	939,023	1,186,036
Payables for R&D expenses	1,085,353	1,069,926
Accrued expenses	598,423	958,607
Accrued cost of purchase commitments (i)	285,519	621,419
Deposits from third parties	501,197	549,487
Payables for marketing events	368,163	447,839
Tax payables	350,263	435,564
Warranty provisions	219,988	389,290
Advance from customers	100,281	376,897
Refundable deposit from customers	61,717	172,762
Interest payables	44,526	41,093
Debt from a third party investor(Note 17(i))	541,918	—
Others	760,694	601,834

Total	7,580,195	8,650,636

Accrued expenses primarily included receipts of goods and services that the Group had not been invoiced yet.

(i)
For the year ended December 31, 2023, due to the cessation and upgrade of certain models, the Group recorded the loss on purchase commitments mainly for raw materials that were specifically related to these models with amount of RMB285,519 in cost of sales. For the year ended December 31, 2024, due to the cessation and upgrade of certain models, the Group recorded the loss on purchase commitments mainly for raw materials that were specifically related to this model with amount of RMB401,743 in cost of sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16. Borrowings
Borrowings consisted of the following:

	As of December 31,
	2023	2024
Current
Short-term borrowings:
Bank loans (i)	3,889,100	4,609,123
Long-term borrowings, current portion:
Bank loans (ii)	934,976	1,188,998
Asset-backed securities (iii)	185,864	587,470
Asset-backed notes (iv)	242,995	82,145

Total current borrowings	5,252,935	6,467,736

Non-Current
Long-term borrowings:
Bank loans (ii)	5,562,837	5,431,711
Asset-backed securities (iii)	—	232,807
Asset-backed notes (iv)	87,945	—

Total non-current borrowings	5,650,782	5,664,518

Total borrowings	10,903,717	12,132,254

(i) Short-term bank loans
As of December 31, 2023, short-term borrowings from banks in the PRC amounted to
RMB
3,889,100
in aggregate. The effective interest rate of these borrowings was
2.62
%

per annum. As of December 31, 2024, the Group’s short-term borrowings from banks in the PRC amounted to RMB
4,609,123

in aggregate. The effective interest rate of these borrowings was

2.24
%
per annum. Certain short-term bank loans were collateralized by pledges of long-term deposits with carrying values of
 RMB
203,777

and nil,
as of December 31, 2023 and December 31, 2024, respectively, which are classified as “Restricted long-term deposits”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
16. Borrowings (continued)

(ii) Long-term bank loans:

		As of December 31, 2023				As of December 31, 2024
Ref.	Company	Outstanding loan	Current portion according to the repayment schedule	Long-term portion	Effective interest rate	Outstanding loan	Current portion according to the repayment schedule	Long-term portion	Effective interest rate

1	Zhaoqing XPeng	2,174,200	681,400	1,492,800	3.84%	1,491,800	234,800	1,257,000	4.05%
2	Zhaoqing Xiaopeng New Energy	1,253,125	124,300	1,128,825	3.06%	1,241,825	743,325	498,500	3.04%
3	Guangzhou Xiaopeng Automobile Finance Leasing Co., Ltd.	175,000	17,500	157,500	3.80%	157,500	17,500	140,000	3.80%
4	Xiaopeng Technology	—	—	—	—	500,000	2,000	498,000	2.35%
5	Wuhan Xiaopeng	2,035,520	101,776	1,933,744	4.47%	2,077,006	174,906	1,902,100	3.81%
6	Guangzhou Pengyue Automobile Development Co., Ltd.	21,110	—	21,110	3.75%	323,720	6,467	317,253	3.43%
7	Guangzhou Xiaopeng New Energy Automobile Co., Ltd.	838,858	10,000	828,858	4.99%	828,858	10,000	818,858	4.56%

	TOTAL	6,497,813	934,976	5,562,837	—	6,620,709	1,188,998	5,431,711	—

As of December 31, 2023, the Group obtained secured
borrowings
from several banks of RMB6,497,813 in aggregate. The maturity dates ranged from November 2024 to November 2033. As of December 31, 2024, the Group obtained secured borrowings
from several banks of RMB6,620,709 in aggregate. The maturity dates ranged from January 2025 to November 2033.
Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. As of December 31, 2023 and 2024, the aggregate sum of loans receiving government - subsidized interest amounts to RMB3,650,378 and RMB
3,673,864
, respectively. For the years ended December 31, 2022, 2023 and 2024, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant, Guangzhou manufacturing plant and Wuhan manufacturing base, or to reduce the related interest expenses as incurred, if any.
Certain of the Group’s banking facilities are subject to the fulfillment of certain financial covenants, including the current ratio and liabilities to assets ratio tests, which are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2023 and 2024, none of the covenants relating to drawn down facilities had been breached. Certain long-term bank loans are collateralized by a pledge of certain buildings and land use rights in the PRC with carrying values of
RMB2,280,419 and RMB3,287,759
as of December 31, 2023 and 2024, respectively. As of December 31, 202
3
and 202
4
, long-term deposits of
RMB564,122 and RMB1,138,479 were collateralized as pledges for certain long-term bank loans, which are classified as “Restricted long-term deposits”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
16. Borrowings (continued)

(iii) Asset-backed securities (“ABS”)
In November 2022, March 2024 and October 2024, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up three securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the “transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of December 31, 2023, the balance of current and non-current
portion of the ABS were RMB
185,864
and nil, respectively. As
of December 31, 2024, the balance of current and
non-current
portion of the ABS
were RMB
587,470
and RMB
232,807
, respectively.
(iv) Asset-backed notes (“ABN”)
In August 2023, the Group entered into asset-backed notes by issuing senior debt notes to third party investors, which are collateralized by installment payment receivables. The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt notes are reported as securitization debt. The notes will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long- term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities. As of December 31, 2023, the balance of current and non-current
portion of the ABN were RMB
242,995 and RMB87,945, respectively. As
of December 31, 2024, the balance of current and
non-current
portion
of the ABN were RMB82,145 and nil, respectively.
The aggregate carrying value of the borrowings approximates fair value as of December 31, 2023 and 2024, respectively. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Other
Non-Current
Liabilities
Other
non-current
liabilities consisted of the following:

	As of December 31,
	2023	2024
Debt from third party investors (i)	1,276,145	1,316,206
Warranty provisions (ii)	789,005	809,437
Deposits from a third party (iii)	148,991	118,310
Government grants	122,513	201,823

Total	2,336,654	2,445,776

(i) The debt from third party investors consisted of the following three financing arran geme
nts:
1 Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. (“Guangzhou GET Investment”)
In December 2020, Chengxing and Guangzhou Xiaopeng Automotive Investment Co., Ltd. (“Guangzhou Xiaopeng Investment”), subsidiaries of the Group, entered into a partnership agreement with Guangzhou GET Investment to set up a limited liability partnership entity (the “Kunpeng Chuangye LLP”) whose operating period is designed for 9 years since the date of the registration of its business license. Chengxing, Guangzhou Xiaopeng Investment and Guangzhou GET Investment subscribed for RMB200,000, RMB10 and RMB160,000 paid in capital in Kunpeng Chuangye LLP in return for 55.5540%, 0.0028% and 44.4432% of the equity interests, respectively. The consideration of RMB160 million was paid by Guangzhou GET Investment to Kunpeng Chuangye LLP in January 2021. Pursuant to the investment agreement, Guangzhou GET Investment does not have substantive participating rights in Kunpeng Chuangye LLP nor it is able to transfer their interest in Kunpeng Chuangye LLP to other third party. During the
9-year
operating period of Kunpeng Chuangye LLP, Guangzhou GET Investment is only entitled to interest calculated at an interest rate of 4% per annum based on its investment amount of RMB160,000 in Kunpeng Chuangye LLP. Upon liquidation, if any, at any time within 9 years or at the due date of the
9-year
operating period, Guangzhou GET Investment will be entitled to and only entitled to its investment amount amounting to RMB160,000. If Kunpeng Chuangye LLP failed to pay the investment amount of RMB160,000 or the interest calculated at an interest rate of 4% per annum to Guangzhou GET Investment, Chengxing, also guaranteed by Xiaopeng Technology, will be liable for the unpaid amounts. Based on these arrangements, the Group consolidates Kunpeng Chuangye LLP via its subsidiaries Chengxing and Guangzhou Xiaopeng Investment. The Group regards the investment held by Guangzhou GET Investment as a liability with interest expenses amortized through the period given the risks and rewards of owning 44.4432% of equity interests in Kunpeng Chuangye LLP have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to the Group via Kunpeng Chuangye LLP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
17. Other
Non-Current
Liabilities (continued)

(i) The debt from third party investors consisted of the following three financing arrangements (continued):
1) Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. (“Guangzhou GET Investment”) (continued):
The interest payable, amounted to RMB6,233 and RMB6,233 as of December 31, 2023 and 2024, respectively, for the investment held by Guangzhou GET Investment was calculated at an interest rate of 4% per annum. The interest of RMB6,400 and RMB6,400 was repaid to Guangzhou GET Investment by the Group for the years ended December 31, 2023 and 2024, respectively.
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
17. Other
Non-Current
Liabilities (continued)

(i) The debt from third party investors consisted of the following three financing arrangements (continued):
2) Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) (“Guangdong Utrust”) (continued)
In addition, pursuant to the terms of the arrangement, Guangdong Utrust does not have substantive participating rights in Chengxing. The Group regards the investment held by Guangdong Utrust as a liability with interest expenses amortized through the period as the risks and rewards of owning the 0.3067% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangdong Utrust is providing financing to Chengxing.
On June 11, 2021, Guangdong Utrust notified Chengxing that it irrevocably undertakes not to exercise the rights under the share purchase agreement to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it in connection with the proposed listing of the Company on the Stock Exchange.
As of December 31, 2024, the principal amount of RMB500,000 and interest of RMB48,238 have been paid as scheduled.
3) Financing in an amount of RMB1,000 million from Guangzhou GET Investment
Pursuant to the share purchase agreement, dated March 30, 2021, signed among Chengxing, Chengxing’s shareholders and Guangzhou GET Investment, Guangzhou GET Investment subscribed for common stock newly issued by Chengxing at a consideration of RMB1,000 million. Immediately after the share subscription, Guangzhou GET Investment began to hold 1.0640% of equity interest in Chengxing. The consideration of RMB1,000 million was paid by Guangzhou GET Investment on March 31, 2021 (“Initial Capital Injection Date of Guangzhou GET Investment”). Pursuant to the terms of the agreement, conditional upon the disclosure of any plan of any potential onshore listing by any entity affiliated with Chengxing on any stock exchange in the PRC within 5 years after the Initial Capital Injection Date of Guangzhou GET Investment, Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could use the relevant funds to participate in such potential onshore public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangzhou GET Investment. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangzhou GET Investment, i.e. RMB1,000 million and an interest at a rate of 4% or 6% per annum pursuant to the terms of the share purchase agreement. Upon the fifth anniversary of the Initial Capital Injection Date of Guangzhou GET Investment, if Guangzhou GET Investment, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such potential onshore listing in the PRC, or such relevant entity cannot successfully become listed in the PRC, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangzhou GET Investment to sell, or Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase, the common stock in Chengxing held by Guangzhou GET Investment at a price of RMB1,000 million plus interest calculated at the rate of 4% per annum. In addition, pursuant to the terms of the arrangement, Guangzhou GET Investment does not have substantive participating rights in Chengxing. The Group regards the investment held by Guangzhou GET Investment as a liability with interest expenses amortized through the period as the risks and rewards of owning the 1.0640% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to Chengxing.
The interest payable for the investment by Guangzhou GET Investment,amounted to RMB109,912 and RMB149,973 as of December 31, 2023 and 2024, respectively, was calculated at an interest rate of 4% per annum.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
17. Other
Non-Current
Liabilities (continued)

(ii) Movement of accrued warranty is as following:

	For the Year Ended December 31,
	2022	2023	2024
Accrued warranty - beginning of the year	371,140	641,062	1,008,993
Warranty costs incurred	(61,551)	(228,674)	(208,691)
Provision for warranty	331,473	596,605	597,465
Adjustments to pre-existing warranty liabilities	—	—	(199,040)

Accrued warranty - end of the year	641,062	1,008,993	1,198,727
Less: Current portion of warranty	(216,260)	(219,988)	(389,290)

Non-current portion of warranty	424,802	789,005	809,437

The Group reviews historically incurred warranty cost periodically and update
s
 the estimates of future warranty cost. As a result, the Group reversed the pre-existing
warranty liabilities of nil, nil and RMB199,040 for the years ended December 31, 2022, 2023 and 2024, respectively.
(iii) Deposits from a third party represent the refundable deposit for the finance lease cooperation in which the Group serves as the lessor (Note 18).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Leases
As a lessee
The Group has entered into various operating lease agreements for certain land use rights, offices, retail and service centers, warehouses for finished goods, parking areas for charging infrastructure, and factories for R&D activities which are substantially located in PRC. In 2022, the Group also entered into a finance lease agreement for the Guangzhou manufacturing plant. The Group determines if an arrangement is a lease, or contains a lease, at inception and the group records the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.
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
The lease of the land use right or a purchased land use right can only be classified as an operating lease under U.S. GAAP. As the Group has an obligation to purchase the plant at cost and the assets are designed for the use of the Group, so the obligation is reasonably certain to be exercised, and accordingly, the lease of the plant was classified as a finance lease and recognized as property, plant and equipment of the Group. Therefore, on the lease commencement date, the land use right and property, plant and equipment for the plant amounted to RMB
389,508
and RMB
1,001,820
, respectively, being the present value of the lease payment and the exercise price of the purchase obligation.
The balances for the leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,
	2023	2024
Operating lease
Land use rights, net	401,901	410,388
Right-of-use assets, net	1,455,865	1,261,663

Total operating lease assets	1,857,766	1,672,051

Operating lease liabilities - current	365,999	324,496
Operating lease liabilities - non current	1,490,882	1,345,852

Total operating lease liabilities	1,856,881	1,670,348

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
18. Leases (continued)
As a lessee (continued)

	As of December 31,
	2023	2024
Finance lease
Property, plant and equipment, at cost	1,001,820	1,001,820
Accumulated depreciation	(75,137)	(125,228)

Property, plant and equipment, net	926,683	876,592

Finance lease liabilities - current	34,382	41,940
Finance lease liabilities - non current	777,697	777,697

Total finance lease liabilities	812,079	819,637

The components of lease expense are as follows within the consolidated statements of comprehensive loss:

	For the Year Ended December 31,
	2022	2023	2024
Operating lease expense:
Operating lease expense	595,032	540,688	426,998
Short-term lease expense	265,800	231,467	259,129

Total operating lease expenses	860,832	772,155	686,127

Finance lease expense:
Amortization expense	25,046	50,091	50,091
Interest expense	22,846	40,205	39,325

Total finance lease expenses	47,892	90,296	89,416

Total lease expenses	908,724	862,451	775,543

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
18. Leases (continued)
As a lessee (continued)

Other information related to operating leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2022	2023	2024
Weighted-average remaining lease term
Operating leases	5.1 years	4.6 years	4.3 years
Finance leases	6.6 years	5.6 years	4.6 years
Land use rights	49.5 years	49.0 years	48.0 years
Weighted-average discount rate
Operating leases	4.78%	4.85%	4.85%
Finance leases	4.90%	4.90%	4.90%
Land use rights	4.90%	4.90%	4.90%
Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group elected to use the mortgage borrowing rate based on a similar borrowing term and amount with associated lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
18. Leases (continued)
As a lessee (continued)

Supplemental cash flow information related to leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2022	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash outflows from operating leases	486,260	268,290	456,697
Operating cash outflows from finance leases (interest payments)	22,846	40,205	—
Financing cash outflows from finance leases	15,355	113,943	31,767
Leased assets obtained in exchange for operating lease liabilities	1,162,151	(316,558)	186,698
Leased assets obtained in exchange for finance lease liabilities	1,001,820	—	—
As of December 31, 2024, the maturities of the Group’s lease liabilities (excluding short-term leases) are as follows:

	As of December 31, 2024
	Finance Lease	Operating Lease
Within 1 year	31,767	395,180
Between 1 and 2 years	31,767	330,292
Between 2 and 3 years	34,835	224,951
Between 3 and 4 years	31,767	175,619
Between 4 and 5 years	825,955	557,743
Thereafter	—	250,835

Total minimum lease payments	956,091	1,934,620

Less: Interest	(136,454)	(264,272)

Present value of lease obligations	819,637	1,670,348
Less: Current portion	(41,940)	(324,496)

Non - current portion of lease obligations	777,697	1,345,852

As a lessor
The Group has entered into leases of factories with third parties in December, 2023 and January, 2024, respectively, with lease terms of 15 years, and no extension or termination options included in the lease arrangements. Initial direct costs were insignificant for all periods presented. No residual value guarantees and options at the end of the lease terms to purchase the underlying assets were contained in the lease agreements.
The leases of the factories
were
classified as sales-type lease as the lease terms were the major part of the remaining economic useful life of the underlying assets. Therefore, on the lease commencement date, the Group derecognized the underlying assets with amount of RMB194,284 and RMB36,743 in December, 2023 and January, 2024, respectively, and recognized accordingly the net investment in the lease with amount of RMB216,218 and RMB4,477, respectively, which represents the present value of the lease receivables and the amount that a lessor expects to derive from the underlying assets following the end of the lease terms. The Group also recorded the gain with amount of RMB2,116 and RMB135 in “Selling, general and administrative expenses” on the consolidated statements of comprehensive loss for the year ended December 31, 2023 and 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
18. Leases (continued)
As a lessor (continued)

The balances for the factory lease where the Group is the lessor are presented as follows within the consolidated balance sheets:

	As of December 31
	2023	2024
Other current assets
Finance lease receivable s , current portion, net	11,100	11,388
Other non-current assets
Finance lease receivables, non-current portion, net	205,118	204,435

Total finance lease receivables, net	216,218	215,823

The net investment in sales-type lease consisted of:

	As of December 31
	2023	2024
Total minimum lease payments receivable	240,023	231,621
Less: Unearned income	(51,541)	(45,796)
Unguaranteed residuals	27,736	29,998

Net investment in lease payments receivable	216,218	215,823

Current portion	11,100	11,388

Non-current portion	205,118	204,435

Future minimum lease payments to be received for the sales-type lease are as follows:

	As of December 31
	2023	2024
Within 1 year	20,002	27,602
Between 1 and 2 years	16,001	16,002
Between 2 and 3 years	16,001	16,002
Between 3 and 4 years	16,001	16,002
Between 4 and 5 years	16,001	16,002
Thereafter	156,017	140,011

Total minimum lease receivable	240,023	231,621
Less: Unearned income	(51,541)	(45,796)
Unguaranteed residuals	27,736	29,998

Net investment in finance lease	216,218	215,823

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Revenues
Revenues by source consisted of the following:

	For the Year Ended December 31,
	2022	2023	2024
Vehicle sales	24,839,637	28,010,857	35,829,402
Services and others	2,015,482	2,665,210	5,036,907

Total	26,855,119	30,676,067	40,866,309

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Deferred Revenue
The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,
	2022	2023	2024
Deferred revenue - beginning of year	897,288	1,083,249	1,299,943
Additions	24,344,226	28,513,918	38,634,319
Recognition	(24,158,265)	(28,297,224)	(37,835,827)

Deferred revenue - end of year	1,083,249	1,299,943	2,098,435
Less: Deferred revenue, current portion	(389,243)	(630,997)	(1,275,716)

Deferred revenue, non-current portion	694,006	668,946	822,719

Deferred revenue represents transaction price allocated to the performance obligations that are not yet satisfied or partially satisfied, which primarily arises from the undelivered vehicles, technical research and development services, charging piles, free battery charging within 3 or 6 years, the extended lifetime warranty, option between household charging pile and charging card, services of lifetime free battery charging in XPeng-branded charging station, lifetime warranty of battery as well as vehicle internet connection services, with unrecognized deferred revenue balance of RMB1,083,249, RMB1,299,943 and RMB2,098,435, as of December 31, 2022, 2023 and 2024, respectively.
The Group expects that 61% of transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of December 31, 2024 will be recognized as revenue during the period from January 1, 2025 to December 31, 2025. The remaining 39% will be substantially recognized during the period from January 1, 2026 to December 31, 2034.

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
In consideration of commercial development needs, the Group and Haima came to a mutual consent that the former agreement would not be renewed and signed a transitional agreement in August 2021 for the termination of the manufacturing of vehicles in Haima plant and the corresponding relocation arrangements. As a result of the transitional and relocation agreement, relocation and disposal costs were incurred and borne by the Group, of which RMB132,856 was recognized as other operating expenses for the year ended December 31, 2021. Furthermore, RMB2,830 additional costs was recognized as other operating expenses for the year ended December, 31, 2024. The relocation and disposal costs of RMB98,861 were or will be incurred in the form of cash, while the remaining amounts were non-cash.
For the years ended December 31, 2022, 2023 and 2024, nil, RMB43,903 and RMB4,166 were paid in cash, respectively.
22. Ordinary Shares
As of December 31, 2022, 1,376,693,799 Class A ordinary shares had been issued, out of which, 1,371,774,629 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.
The Group issued 9,171,738 Class A ordinary shares for the year ended December 31, 2023, out of which, 599,886 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 8,571,852 Class A ordinary shares are treasury shares held by XPeng Inc.
XPeng Inc. and XPeng Fortune Holding Limited transferred 10,679,408 Class A treasury shares to employees and independent directors for the vested RSUs for the year ended December 31, 2023.
On November 13, 2023, the Group allotted and issued 58,164,217 Class A ordinary shares as the purchase consideration to DiDi for completing the closing of acquisition of DiDi’s smart auto business (Note 5).
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
On December 6, 2023, the Group allotted and issued 94,079,255 Class A ordinary shares to Volkswagen for the fulfillment of the forward share purchase agreement for strategic minority investment. The Group recognized a fair value loss on derivative liability amounting to RMB410,417 for the year ended
December 31, 2023.
As of December 31, 2023, 1,538,109,009 Class A ordinary shares had been issued, out of which, 1,535,297,395 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
22. Ordinary Shares (continued)

The Group issued 8,963,906 Class A ordinary shares for the year ended December 31, 2024, out of which, 1,010,502 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 7,953,404 Class A ordinary shares are treasury shares held by XPeng Inc.
XPeng Inc. and XPeng Fortune Holding Limited transferred 8,460,156 Class A treasury shares to employees for the vested RSUs for the year ended December 31, 2024.
On August 13, 2024, the Group allotted and issued 4,636,447 Class A ordinary shares as the SOP Consideration Shares to DiDi pursuant to the acquisition of DiDi’s smart auto business (Note 5).
As of December 31, 2024, 1,551,709,362 Class A ordinary shares had been issued, out of which, 1,549,404,500 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
23. Share-based Compensation (continued)

A summary of the Group’s RSU activity for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2021	33,860,228	38.75
Granted (i)	28,010,128	68.29
Vested	(19,564,802)	37.27
Forfeited	(6,309,648)	81.29

Outstanding as of December 31, 2022 (i)	35,995,906	59.72

Expected to vest as of December 31, 2022 (i)	33,116,233

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2022	35,995,906	59.72
Granted (i)	15,177,322	39.31
Vested	(11,276,824)	55.66
Forfeited	(10,701,587)	51.52

Outstanding as of December 31, 2023 (i)	29,194,817	54.42

Expected to vest as of December 31, 2023 (i)	24,487,867

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2023	29,194,817	54.42
Granted (i)	17,812,098	31.01
Vested	(9,466,806)	55.93
Forfeited	(6,274,291)	60.27

Outstanding as of December 31, 2024 (i)	31,265,818	40.07

Expected to vest as of December 31, 2024 (i)	25,950,949
Share-based compensation expense amounting to RMB710,486, RMB550,535 and RMB473,655 was recognized for RSUs for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, there was RMB746,843 of unrecognized compensation expense relating to the RSUs. Excluding the 2022 Performance Based Award mentioned below, the expense is expected to be recognized over a weighted average period of 1.76 years.
For the years ended December 31, 2022, 2023 and 2024, 21,994, 12,922 and 3,850 RSUs with no condition were granted to the Company’s independent directors and the RSUs were vested upon granted, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
23. Share-based Compensation (continued)

(i) 2022 Performance Based Award
In November 2022, the board of directors of the Company granted 8.02 million RSUs to certain employees (“
2022 Award
”) under 2019 Plan. The 2022 Award consists of five vesting tranches with both service and performance conditions. Such employees are required to provide continued services through the achievement of the performance conditions which were different for each vesting tranche. The Group will recognize the compensation cost when the performance conditions become probable of achievement. Two of the five tranches of the 2022 Award had achieved the necessary performance condition as of December 31, 2024 and become probable to vest. For the years ended December 31, 2022, 2023 and 2024, share-based compensation expense related to this grant amounted to nil, RMB26,582 and RMB13,520, respectively. As of December 31, 2024, amounting to RMB41,169 of unrecognized compensation expenses relating to the 2022 Award as the remaining performance conditions were still not considered probable of achievement.

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
United States
The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2022, 2023 and 2024 is 27.98%, which is a blended state and federal rate.
PRC
The PRC Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008, applies an uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of
15
%, but need to
re-apply
every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the
15
% preferential tax rate in that year, and must instead use the regular
25
% EIT rate.
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

This enterprise re-applied for the HNTE qualification and received approval in December 2024, then entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years 2024 through 2026.
Shanghai Xiaopeng
Motors Technology Co., Ltd.
applied for the HNTE qualification and received approval in December 2022. Shanghai Xiaopeng
Motors Technology Co., Ltd.

is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.
Shenzhen Pengxing Smart Research Co., Ltd. applied for the HNTE qualification and received approval in October 2023. Shenzhen Pengxing

Smart
 Research
 Co., Ltd

is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.
Zhaoqing Xiaopeng New Energy applied for the HNTE qualification and received approval in December 2024. Zhaoqing Xiaopeng New Energy is entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years 2024 through 2026.
Guangzhou Zhipeng Manufacturing Co., Ltd. applied for the HNTE qualification and received approval in December 2024. Guangzhou Zhipeng Manufacturing Co., Ltd. is entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years 2024 through 2026.

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
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC
company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a
n
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
Composition of income tax expenses (benefit) for the years presented are as follows:

	For the Year Ended December 31,
	2022	2023	2024
Current income tax expenses	24,731	18,014	22,297
Deferred income tax expenses (benefit)	—	18,796	(92,077)

Income tax expenses (benefit)	24,731	36,810	(69,780)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
24. Taxation (continued)
(a) Income taxes
(continued)

Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses of the years presented are as follows:

	For the Year Ended December 31,
	2022	2023	2024
Loss before income tax expenses and share of results of equity method investees	(9,118,358)	(10,393,705)	(5,830,975)
Income tax credit computed at the PRC statutory income tax rate of 25% (i)	(2,279,590)	(2,598,426)	(1,457,744)
Effect of preferential tax rate (ii)	202,968	29,362	29,108
Tax-free income	(14,000)	(33,657)	(9,110)
Effect of change in tax rate	16,554	(79,401)	1,054,824
Effect of different tax rate of different jurisdictions	322,514	114,036	(127,510)
Effect of additional deduction for qualified R&D expenses	(515,288)	(1,184,717)	(815,144)
Non-deductible expenses	92,906	(230,127)	512,324
Other adjustments (iii)	—	(494,696)	150,721
Changes in valuation allowance	2,198,667	4,514,436	592,751

Income tax expenses	24,731	36,810	(69,780)

(i)	The PRC statutory income tax rate is used because the majority of the Group’s operations are based in the PRC.

(ii)	The effect of preferential tax rate resulted in a deduction of the income tax credit computed at the PRC statutory income tax rate of 25%.

(iii)	Income tax credit amounting to RMB536,974 resulted from acquisition of subsidiaries was included in other adjustments for the years ended December 31, 2023.
(b) Deferred tax
The Group considers positive and negative evidence to determine whether
a
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

	As of December 31,
	2023	2024
Deferred tax assets :
Net operating loss carry-forwards	10,189,606	9,759,109
Government grants	41,713	33,719
Impairment of long-lived assets	29,660	43,592
Inventory reserve	69,730	81,922
Accruals and others	457,366	1,474,063
Leases	502,799	462,825
Valuation allowance	(10,277,822)	(10,870,573)

Total deferred tax assets, net of valuation allowance	1,013,052	984,657

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
24. Taxation (continued)
(b) Deferred tax
(continued)

	As of December 31,
	2023	2024

Deferred tax liabilities :
Leases	(509,441)	(462,906)
Acquired intangible assets	(907,629)	(833,393)
Others	—	(298)

Total deferred tax liabilities	(1,417,070)	(1,296,597)

Deferred tax assets, net	—	29,992
Deferred tax liabilities, net	(404,018)	(341,932)
Movement of valuation allowance is as follow:

	For the Year Ended December 31,
	2022	2023	2024
Valuation allowance
Balance at beginning of the year	3,564,719	5,763,386	10,277,822
Additions	2,221,222	3,990,147	1,798,296
Acquisition of subsidiaries	—	536,974	—
Loss utilized and expired	(6,001)	(92,086)	(150,721)
Effect of change in tax rate	(16,554)	79,401	(1,054,824)

Balance at end of the year	5,763,386	10,277,822	10,870,573

For the years ended December 31, 2023 and 2024, with the growth of its business performance, some subsidiaries of the Group are generating profits and utilizing tax losses brought forward from prior years.
The Group has tax losses arising in Mainland China of RMB47,271,245 that will expire in one to ten years for deduction against future taxable profits.

Loss expiring in 2025	1,047,290
Loss expiring in 2026	1,839,526
Loss expiring in 2027	4,958,034
Loss expiring in 2028	11,539,623
Loss expiring in 2029	10,178,620
Loss expiring in 2030	1,847,352
Loss expiring in 2031	2,329,586
Loss expiring in 2032	4,143,097
Loss expiring in 2033	6,540,974
Loss expiring in 2034	2,847,143

Total	47,271,245

The Group has tax losses arising in Hong Kong and Others of RMB5,988,826 that will not expire for deduction against future taxable profit.

Hong Kong	785,061
Others	5,203,765

Total	5,988,826

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
24. Taxation (continued)

Uncertain Tax Positions
The Group did not identify any significant unrecognized tax benefits for the years ended December 2022, 2023 and 2024. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and it also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2024. In general, the PRC tax authorities mandate a period of up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2020 through 2024 remain subject to the review to be performed by the relevant PRC tax authorities.
25. Loss Per Share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the Year Ended December 31,
	2022	2023	2024
Numerator:
Net loss	(9,138,972)	(10,375,775)	(5,790,264)

Net loss attributable to ordinary shareholders of XPeng Inc.	(9,138,972)	(10,375,775)	(5,790,264)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,712,533,564	1,740,921,519	1,891,357,212

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(5.34)	(5.96)	(3.06)

For the years ended December 31, 2022, 2023 and 2024, the Company had potential ordinary shares, including non-vested
RSUs granted and contingently issuable shares relating to contingent consideration (Note 5). As the Group incurred losses for the years ended December 31, 2022, 2023 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested
RSUs excluded from the calculation of diluted net loss per share of the Company were 39,259,022, 34,385,852 and 31,407,488 as of December 31, 2022, 2023 and 2024, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is nil, between nil and 32,967,573, between nil and 14,276,521 as of December 31, 2022, 2023 and 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Related parties
The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Xiaopeng He	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Mr. Hongdi Brian Gu	Honorary Vice Chairman of the Board and President
Mr. Tao He (2)	Former Senior Vice President
HT Flying Car Inc.	A Company Significantly Influenced by the Principal Shareholder
HT Flying Car (Hong Kong) Limited	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Huitian Aerospace Technology Co., Ltd. (“Guangzhou Huitian”)	A Company Significantly Influenced by the Principal Shareholder
Guangdong Huitian Aerospace Technology Co., Ltd. (“Guangdong Huitian”)	A Company Significantly Influenced by the Principal Shareholder
Rockets Capital L.P. (1)	A Partnership Significantly Influenced by the Company
Guangzhou Xuetao (2)	A Company Controlled by the Company Secretary

(1)
As of December 31, 2024, the principal shareholder and the President are the shareholders of the General Partner of Rockets Capital L.P. and the President is entitled to appoint one of three directors of the General Partner. The Group, together with its related parties, can exercise significant influence over Rockets Capital L.P. (Note 13(iv)).

(2)
Mr. Tao He joined the Company as senior vice president in January 2015 and was appointed as director in March 2020. In July 2021, he resigned from the directorship with effect from the Global Offering. Since June 2022, he established and jointly controlled Guangzhou Xuetao with 50% equity interests. He had resigned from senior vice president since April 2023.
The Company Secretary

of the Group controlled Guangzhou Xuetao with 100% equity interests after Mr. Tao He withdrew his shareholding in Guangzhou Xuetao in February 2024.

(3)	Major transactions with related parties:

(i)	Non-trade in nature

	For the Year Ended December 31,
	2022	2023	2024
Interest expenses on payable due to a company jointly controlled by former senior vice president	1,021	2,402	—
Disposal of debt investment to a partnership significantly influenced by the Company(Note 13(iii))	165,000	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
26. Related parties (continued)

(3)	Major transactions with related parties (continued):

(ii)	Trade in nature

	For the Year Ended December 31,
	2022	2023	2024
Provision of operational support services to companies controlled by principal shareholder	31,293	—	—
Provision of leasing services to companies controlled by principal shareholder	55	—	—
Provision of operational support services to companies significantly influenced by principal shareholder	20,210	14,823	39,863
Provision of leasing services to companies significantly influenced by principal shareholder	534	306	199
Sale of goods to companies significantly influenced by principal shareholder	2,167	1,172	2,609
Purchase of services from companies significantly influenced by principal shareholder	663	1,068	9,672

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
26. Related parties (continued)

(4)	Amounts due from related parties:

	As of December 31,
	2023	2024

Receivables for operation support service to companies significantly influenced by principal shareholder	12,566	41,889
Receivables for sales of goods to companies significantly influenced by principal shareholder	382	1,825

Total	12,948	43,714

(5)	Amounts due to related parties:

	As of December 31,
	2023	2024

Payable due to a company jointly controlled by former senior vice president	30,872	—
Payables for purchased service to companies significantly influenced by principal shareholder	—	9,362
Advances from companies significantly influenced by principal shareholder	8	2

Total	30,880	9,364

(6)	Investment Commitment:

	As of December 31,
	2023	2024

Investment commitment to a partnership significantly influenced by the Company (Note 27(a))	541,186	404,846

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Commitments and Contingencies
(a) Capital
commitments
Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2023	2024

Investments	541,186	404,846
Property, plant and equipment	191,690	312,417

Total	732,876	717,263

(b) Purchase commitments
Purchase expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2023	2024
Purchase commitments on purchase of raw materials	2,118,392	3,516,597

(i)
Such amount excludes purchase commitments related to certain models which have been upgraded or where production has ceased. Losses on such commitments have been provided for during the year ended December 31, 2023 and 2024, respectively (Note 15).

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
The restricted portion was RMB77,141,231 and RMB77,920,358 as of December 31, 2023 and 2024, respectively. Therefore in accordance with Rules
4-08
(e) (3) of Regulation
S-X,
the condensed parent company only financial statements as of
December 31, 2022, 2023 and 2024 and for the years ended December 31, 2023 and 2024 are disclosed in Note 29.

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
As of December 31, 2023 and 2024, except for the investment commitment disclosed in Note 27(a), the Company did not have significant capital and other commitments, or guarantees.

Condensed Balance Sheets	As of December 31,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	5,187,597	1,651,285
Short-term deposits	7,906,283	11,938,371
Long-term deposits, current portion	1,852,070	—
Prepayments and other current assets	46,685	15,502

Total current assets	14,992,635	13,605,158

Non-current assets
Investments in subsidiaries and VIEs	21,126,723	17,114,366
Long-term investments	618,629	724,548

Total non-current assets	21,745,352	17,838,914

Total assets	36,737,987	31,444,072

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
29. Company Financial Statements (Parent Company Only) (continued)

Condensed Balance Sheets (continued)	As of December 31,
	2023	2024
LIABILITIES
Current liabilities
Accruals and other liabilities	15,987	1,344

Total current liabilities	15,987	1,344

Non-current liabilities
Derivative liability	393,473	167,940

Total non-current liabilities	393,473	167,940

Total liabilities	409,460	169,284

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	103	104
Class B Ordinary shares	21	21
Additional paid-in capital	70,198,031	70,671,685
Statutory and other reserves	60,035	95,019
Accumulated deficit	(35,760,301)	(41,585,549)
Accumulated other comprehensive income	1,830,638	2,093,508

Total shareholders’ equity	36,328,527	31,274,788

Total liabilities and shareholders’ equity	36,737,987	31,444,072

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
29. Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Comprehensive Loss	For the Year Ended December 31,
	2022	2023	2024
Operating expenses
Selling, general and administrative expenses	(22,896)	(28,511)	(16,706)

Total operating expenses	(22,896)	(28,511)	(16,706)

Fair value gain on derivative liability relating to the contingent consideration	—	29,339	234,245

(Loss) gain from operations	(22,896)	828	217,539
Interest income	314,668	601,475	783,148
Equity in loss of subsidiaries and VIEs	(7,074,057)	(10,165,831)	(6,376,372)
Other non-operating income, net	35,867	17,718	88,592
Exchange loss from foreign currency transactions	(2,380,873)	(473,467)	(455,608)
Investment loss on long-term investments	(75,155)	(821)	(18,489)
Fair value gain (loss) on derivative assets or derivative liabilities	59,357	(410,417)	—

Loss before income tax expenses and share of results of equity method investees	(9,143,089)	(10,430,515)	(5,761,190)

Income tax expenses	—	—	(5)
Share of results of equity method investees	4,117	54,740	(29,069)

Net loss	(9,138,972)	(10,375,775)	(5,790,264)

Net loss attributable to ordinary shareholders of XPeng Inc.	(9,138,972)	(10,375,775)	(5,790,264)
Net loss	(9,138,972)	(10,375,775)	(5,790,264)
Other comprehensive income
Foreign currency translation adjustment, net of tax	3,192,573	286,614	262,870

Total comprehensive loss attributable to XPeng Inc.	(5,946,399)	(10,089,161)	(5,527,394)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(5,946,399)	(10,089,161)	(5,527,394)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
29. Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows	For the Year Ended December 31,
	2022	2023	2024
Cash flows from operating activities	175,195	520,066	683,003

Cash flows from investing activities
Maturity (placement) of term deposits	3,099,780	4,164,149	(1,961,056)
Investment in equity investees	(6,934,426)	(5,306,987)	(2,257,875)
Cash paid for long-term investments	(409,363)	(188,681)	(144,192)
Maturities of derivative assets or derivative liabilities	10,752	—	—
Net cash used in investing activities	(4,233,257)	(1,331,519)	(4,363,123)

Cash flows from financing activities
Payments of listing expenses	(1,830)	—	—
Proceeds from issuance of ordinary shares to Volkswagen	—	5,019,599	—

Net cash provided by (used in) financing activities	(1,830)	5,019,599	—

Effects of exchange rate changes on cash, cash equivalents and restricted cash	500,454	27,795	143,808
Net (decrease) increase in cash, cash equivalents and restricted cash	(3,559,438)	4,235,941	(3,536,312)
Cash, cash equivalents and restricted cash at beginning of the year	4,511,094	951,656	5,187,597

Cash, cash equivalents and restricted cash at end of the year	951,656	5,187,597	1,651,285

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
Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries and VIEs” and shares
o
f the subsidiaries and VIEs’ loss are presented as “Equity in loss of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

30. Subsequent events
(a) Completion of the Asset-backed Notes Issuance
In March 2025, the Group entered into another asset-backed securitization arrangement with issuance of the notes at the total amount of
RMB895,000 and securitized receivables arising from auto financing arrangements through the transfer of those assets to a securitization vehicle. It is a revolving arrangement where the Group provides management, administration and collection services (at market rates) on the transferred financial assets, but only retains an insignificant economic interest in the securitization vehicle. As a result, the Group will not consolidate the securitization vehicle (thereby derecognizing transferred receivables) under US GAAP.
(b) A Conditional Grant of CEO service-based and performance-based RSUs
On March 19, 2025, our Board of Directors has conditionally granted a 10-year CEO service-based performance RSUs with vesting contingent upon achieving certain specified market conditions performance. The conditional grant is subject to the independent shareholders’ approval at the upcoming Annual General Meeting.