Form 20-F
period 2025-12-31
XPENG INC.
filed 2026-04-16
CIK 1810997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
No.10, Cencun Fengzhuang Avenue
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
1,561,047,400 Class A ordinary shares were outstanding as of December 31, 2025
348,708,257 Class B ordinary shares were outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act. ☒
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

•

“affiliate shareholders of the Group VIEs” are to (i) the individual shareholders of the Group VIEs, (ii) Kuntu Technology, which is ultimately beneficially owned by Ms. Chuxu Li; (iii) Guangzhou Xuetao; and (iv) the individual shareholder of Guangzhou Xuetao, being Mr. Yeqing Zheng. For avoidance of doubt, affiliate shareholders of the Group VIEs do not include (i) Xiaopeng Technology, which is our subsidiary and holds 50% of equity interest in Zhipeng IoV, or (ii) Xiaopeng Smart Mobility, which is our subsidiary and holds 50% of equity interest in Yidian Smart Mobility;

•	“App” are to computer program designed to run on smartphones and other mobile services;

•	“BIS” are to the Bureau of Industry and Security of the U.S. Department of Commerce;

•	“Chengxing Zhidong” are to Guangzhou Chengxingzhidong Motors Technology Co., Ltd.* (广州橙行智动汽车科技有限公司);

•

“China” and the “PRC” are to the People’s Republic of China, including Hong Kong Special Administrative Region and Macau Special Administrative Region, unless referencing specific laws and regulations adopted by the PRC and other legal or tax matters only applicable to Chinese Mainland; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with PRC laws and regulations;

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

•	“EREV” are to the extended-range electric vehicle.

•	“EV” or “electric vehicle” are to the battery electric vehicle used for the carriage of passengers;

•	“GIIA” are to Guangdong Intelligent Insurance Agent Co., Ltd.* (广东智选保险代理有限公司, formerly known as Qingdao Miaobao Insurance Agency Co., Ltd. (青岛妙保保险代理有限公司));

•	“the Group” are to XPeng Inc., the Group VIEs and their respective subsidiaries;

•	“Group VIEs” are to (i) Zhipeng IoV, (ii) Yidian Smart Mobility, (iii) Xintu Technology and (iv) GIIA. Each of Zhipeng IoV, Yidian Smart Mobility, Xintu Technology and GIIA is a “Group VIE”;

•	“Guangzhou Xuetao” are to Guangzhou Xuetao Enterprise Management Co., Ltd.* (广州雪涛企业管理有限公司);

•	“HD” are to high definition;

•	“HFCA Act” are to the Holding Foreign Companies Accountable Act;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“ICE” are to internal combustion engine;

•

“individual shareholders of the Group VIEs” are to (i) Mr. Zhiyuan Chen, who holds 50% of equity interest in Zhipeng IoV, and (ii) Mr. Dawu Zhao, who holds 50% of equity interest in Yidian Smart Mobility;

•	“Kuntu Technology” are to Guangzhou Kuntu Technology Co., Ltd.* (广州鲲图科技有限公司);

•	“LIDAR” are to light detection and ranging;

•	“MIIT” are to the Ministry of Industry and Information Technology of the PRC;

•	“MOF” are to the Ministry of Finance of the PRC;

•	“MOST” are to the Ministry of Science and Technology of the PRC;

•	“MPV” are to multi-purpose vehicle;

•	“NEDC” are to New European Driving Cycle, which is designed to assess the emission levels of car engines and fuel economy in passenger vehicles;

•	“NEV” are to new energy passenger vehicles, comprising battery electrics vehicles, plug-in hybrid electric vehicles (including EREV) and fuel cell electric vehicles;

•	“OEM” are to automotive original equipment manufacturer;

•

“ordinary shares” are to our Class A ordinary shares, US$0.00001 par value per share and Class B ordinary shares, US$0.00001 par value per share; each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 10 votes;

•	“OTA” are to Over-The-Air technology;

•	“PCAOB” are to the U.S. Public Company Accounting Oversight Board;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“SAFE” are to State Administration of Foreign Exchange of the PRC;

•	“Smart EV(s) and NEV(s)” are to EV(s) and NEV(s) with a rich array of connectivity, advanced driver assistance systems and smart technology features;

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

•	“Xiaopeng Smart Mobility” are to Guangzhou Xiaopeng Smart Mobility Technology Co., Ltd.* (广州小鹏智慧出行科技有限公司);

•	“Xiaopeng Motors” are to Guangdong Xiaopeng Motors Technology Group Co., Ltd.* (广东小鹏汽车科技集团有限公司), formerly known as Guangdong Xiaopeng Motors Technology Co., Ltd.* (广东小鹏汽车科技有限公司);

•	“Xiaopeng Motors Sales” are to Xiaopeng Motors Sales Co., Ltd.* (小鹏汽车销售有限公司);

•	“Xiaopeng Technology” are to Guangzhou Xiaopeng Motors Technology Co., Ltd.* (广州小鹏汽车科技有限公司);

•	“Xintu Technology” are to Guangzhou Xintu Technology Co., Ltd.* (广州欣图科技有限公司);

•	“XNGP” are to XPENG Navigation Guided Pilot, which is our full-scenario ADAS solution offering advanced driver assistance;

•	“XOS Tianji” are to our next-generation smart in-car operating system;

•	“XPENG,” “we,” “us,” “our company” and “our” are to XPeng Inc. and/or its subsidiaries, as the context requires;

•	“XPower” are to our 800V electric drive system;

•	“Yidian Smart Mobility” are to Guangzhou Yidian Smart Mobility Technology Co., Ltd.* (广州易点智慧出行科技有限公司);

•	“Zhaoqing Xiaopeng” are to Zhaoqing Xiaopeng Motors Co., Ltd.* (肇庆小鹏汽车有限公司);

•	“Zhaoqing Xiaopeng New Energy” are to Zhaoqing Xiaopeng New Energy Investment Co., Ltd.* (肇庆小鹏新能源投资有限公司);

•	“Zhipeng IoV” are to Guangzhou Zhipeng Internet of Vehicle Technology Co., Ltd.* (广州智鹏车联网科技有限公司);

•	“Zhipeng Kongjian” are to Jiangsu Zhipeng Kongjian Information Technology Co., Ltd.* (江苏智鹏空间信息技术有限公司, formerly known as Jiangsu Zhitu Technology Co., Ltd.* (江苏智途科技股份有限公司));

•	“2019 Plan” are to the equity incentive plan of our company approved and adopted in June 2020, as amended and restated in August 2020 and June 2021; and

•	“2025 Scheme” are to the equity incentive plan of our company approved and adopted in June 2025.

*	The English name of this company, as applicable, has been translated from its Chinese name.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	the trends in, and size of, China’s EV market;

•	our expectations regarding demand for, and market acceptance of, our products and services;

•	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

•	competition for, among other things, capital, technology and skilled personnel, in our industry;

•	the impact of pandemics on our business, results of operations and financial condition;

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate; and

•	general economic and business conditions.

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

Corporate Structure

The following diagram illustrates our corporate structure as of March 31, 2026. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

Equity interest
Contractual arrangements
XPeng Inc. (Cayman)(1)
XPeng International Holding (BVI) Limited (BVI)
XPeng Limited (BVI)
XPeng Ai Limited (BVI)
XPeng Dogotix Holdings Limited (BVI)
Xiaoju Smart Auto Co. Limited (Cayman)
XPeng International Holding (Hong Kong) Limited (HK)
XPeng (Hong Kong) Limited (HK)
XMotors.USA, Inc. (U.S.)
XSense America Inc. (U.S.)
Dogotix (Hong Kong) Limited (HK)(8)
Xiaoju Smart Auto (HK) Co. Limited (HK)
XPeng European Holding B.V. (Netherlands)
XPeng Motors International (Hong Kong) Limited (HK)
Outside Chinese Mainland
Inside Chinese Mainland
25%
Guangdong Xiaopeng Motors Technology Group Co., Ltd
Guangzhou Xiaopeng Motors Financing Lease Co., Ltd.
Guangdong Pengxing Smart Co., Ltd.
Shanghai Jusheng Technology Co., Ltd.
~98.9%
75%
Chengxing Zhidong
~0.1%
Guangdong Xiaopeng Motors Industry Holding Co., Ltd
Guangzhou Xiaopeng Autopilot Technology Co., Ltd
Subsidiaries of Guangdong Pengxing Smart Co., Ltd.(9)
Beijing Jusheng Smart Motors Technology Co., Ltd.
Wholly-owned or otherwise controlled
Wholly-owned or otherwise controlled
Xiaopeng Technology
Other subsidiaries of Chengxing Zhidong(2)
Xiaopeng Motor Sales
Xiaopeng Smart Mobility
Other subsidiaries of Guangdong Xiaopeng Motors Industry Holding Co., Ltd(3)
50%
Zhipeng IoV(4)
GIIA(7)
50%
Yidian Smart Mobility(5)
Xintu Technology(6)

(1)	Investors in our Class A ordinary shares and ADSs are purchasing equity interest in XPeng Inc.
(2)

Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and NEVs and providing after-sales services. One of Chengxing Zhidong’s subsidiaries, Zhaoqing Xiaopeng New Energy, holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

(3)	Guangdong Xiaopeng Motors Industry Holding Co., Ltd. and its subsidiaries are primarily involved in providing value-added services.
(4)	50% of equity interest in Zhipeng IoV is held by us, and Mr. Zhiyuan Chen holds the other 50% of the equity interest in Zhipeng IoV.
(5)	50% of equity interest in Yidian Smart Mobility is held by us, and Mr. Dawu Zhao holds the other 50% of the equity interest in Yidian Smart Mobility.

(6)

Xintu Technology is wholly owned by Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Ms. Chuxu Li holds 100% of the equity interest.

(7)	GIIA is wholly owned by Guangzhou Xuetao, and Mr. Yeqing Zheng, our vice president, holds 100% equity interest in Guangzhou Xuetao.
(8)	Wholly held by XPeng Dogotix Holdings Limited through intermediary holding entities.
(9)	Guangdong Pengxing Smart Co., Ltd. and its subsidiaries are primarily involved in research and development of robots with human-robot interaction functions.

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

Under the PRC laws and regulations, (i) the provision of value-added telecommunication service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through Zhipeng IoV and Yidian Smart Mobility, which both operate our mobile Apps; (ii) the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements, and therefore, we operate such businesses in China through Xintu Technology and its subsidiary, Zhipeng Kongjian, which is primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps. We have applied for and received several surveying and mapping qualifications with respect to our business and will continue upgrading such qualifications; and (iii) the provision of insurance agency service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through GIIA, which is primarily engaged in the business of providing insurance agency services. As such, the VIE structure provides investors with foreign investment access to China-based operating companies where the PRC laws and regulations either restrict or prohibit direct foreign investment in such companies. Investors may never hold equity interests in such Chinese operating companies.

We have entered into a series of contractual arrangements with each of Zhipeng IoV, Yidian Smart Mobility, Xintu Technology and GIIA, each a Group VIE, and its respective affiliate shareholders, including (i) power of attorney agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over such Group VIEs; (ii) exclusive service agreements, which allow us to receive substantially all of the economic benefits from such Group VIEs; and (iii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into such Group VIEs when and to the extent permitted by PRC law. For details of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the Group VIEs and Their Shareholders.” As a result of these contractual arrangements, we maintain a controlling financial interest as the primary beneficiary of the Group VIEs for accounting purposes (as defined in US GAAP, ASC 810). We have consolidated their financial results in our consolidated financial statements without owning a majority equity interest in Zhipeng IoV or Yidian Smart Mobility or any equity interest in Xintu Technology or GIIA. The Group VIEs do not have a material contribution to the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company.

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

Operations in China

The Group faces various legal and operational risks and uncertainties associated with being based in and having its operations primarily in China and the country’s complex and evolving laws and regulations. These risks could result in a material change in the Group’s operations and/or the value of our ADSs and Class A ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, the Group has incurred, and will continue to incur, significant expenses to comply with laws and regulations relating to cybersecurity and data security, including those implemented recently by China’s government. The Group also faces risks associated with regulations on offerings conducted overseas by and foreign investment in China-based issuers, the use of the Group VIEs, and anti-monopoly regulatory actions, which may impact the Group’s ability to conduct certain businesses, accept foreign investments, or list on a U.S. or other foreign exchange outside of China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Furthermore, the PRC authorities have recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Security and Privacy Protection.” According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. On November 16, 2023 and December 11, 2023, we have submitted the filings with the CSRC with respect to our placement of Class A ordinary shares to DiDi and the Volkswagen Group, respectively. For details of these transactions, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.” However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

PRC Permissions and Approvals

As of the date of this annual report, we have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, and Zhaoqing Xiaopeng New Energy, as well as our Smart EVs and NEVs (the MONA M03, the Next P7, the P7+ (including the P7+ EREV), the G6 (including the G6 EREV), the G7 (including the G7 EREV), the G9, the X9 (including the X9 EREV)), have been listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which represented the governmental approval required for Zhaoqing Xiaopeng New Energy to be a qualified manufacturer for the manufacturing and sales of our Smart EVs and NEVs. Given the uncertainties regarding interpretation, implementation and enforcement of relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”

Holding Foreign Companies Accountable Act

The HFCA Act may affect our ability to maintain our listing on the NYSE. Among other things, the HFCA Act provides that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for two consecutive years, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. In the event of such determination by the SEC, the NYSE would delist our ADSs. In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland or Hong Kong including our independent auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we have not been identified as an SEC-identified issuer under the HFCA Act after we filed the annual reports on Form 20-F since 2023, and we do not expect to be identified as an SEC-identified issuer under the HFCA Act after we file this annual report on Form 20-F for the year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese Mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as an SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as an SEC-identified issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

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

Furthermore, we are subject to restrictions on currency exchange. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since our future revenues and cash flow will be primarily denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the Class A ordinary shares and/or ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.

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

•

If our Smart EVs and NEVs, including software systems, fail to offer a good mobility experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

•	We may not be able to successfully develop the processing hardware and ramp up its production in a cost-efficient manner.

•	We may not be able to expand our physical sales network cost-efficiently, and our franchise model is subject to a number of risks.

•	Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

•	We depend on revenues generated from a limited number of Smart EV and NEV models.

•	Our customers may cancel their orders despite their deposit payment and online confirmation.

•	The shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.

•	We have incurred significant losses and had recorded negative cash flows from operating activities in the past, all of which may continue in the future.

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

•	Our contractual arrangements with the Group VIEs may result in adverse tax consequences to us.

•	If we exercise the option to acquire equity ownership of the Group VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

•	The affiliate shareholders of the Group VIEs may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Relating to Our Business and Industry

We have a limited operating history and face significant challenges as a new entrant into our industry.

We began operations in 2015 and have a limited operating history. We have limited history in most aspects of our business operations, including designing, testing, manufacturing, marketing and selling our Smart EVs and NEVs, as well as offering our services. We started production of our first mass-produced Smart EV, the G3, a compact SUV, in November 2018. We have constructed a manufacturing plant in Zhaoqing, Guangdong province, and the plant is the first manufacturing facility owned by us. We have also constructed a manufacturing plant in Guangzhou, Guangdong province, and started manufacturing Smart EVs at this plant in December 2022. In addition, as of March 31, 2026, we had completed the construction of our new manufacturing base in Wuhan, Hubei province, and had obtained the property ownership certificate upon completion of the inspection and acceptance procedures conducted by relevant government authorities. We have successively launched and delivered a number of vehicle models and their variants, and as of the date of this annual report, our product offering included the MONA M03, the Next P7, the P7+ (including the P7+ EREV), the G6 (including the G6 EREV), the G7 (including the G7 EREV), the G9, the X9 (including the X9 EREV).

You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

•	design and produce safe, reliable and quality vehicles on an ongoing basis;

•	build a well-recognized and respected brand;

•	expand our customer base;

•	properly price our products and services;

•	advance our technological capabilities in key areas, such as ADAS, intelligent operating system, electric powertrain and E/E architecture;

•	successfully market our Smart EVs and NEVs and our services, including our ADAS and various value-added services, such as insurance agency service, automotive loan referral and charging solutions;

•	improve operating efficiency and economies of scale;

•	operate our manufacturing plant in a safe and cost-efficient manner;

•	attract, retain and motivate our employees;

•	anticipate and adapt to changing market conditions, including changes in consumer preferences and competitive landscape; and

•	navigate a complex and evolving regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. Our Smart EVs and NEVs are highly technical products that require ongoing maintenance and support. As a result, consumers will be less likely to purchase our Smart EVs and NEVs if they are not convinced that our business will succeed or that the Group’s operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.

We have experienced significant growth in the past several years. Our revenues increased from RMB30,676.1 million in 2023 to RMB40,866.3 million in 2024, and further to RMB76,719.7 million in 2025, and the number of Smart EVs and NEVs delivered by us increased from 141,601 units in 2023 to 190,068 units in 2024 and further to 429,445 units in 2025. We plan to further grow our business by, among other things, investing in technology, expanding our product portfolio, providing technology services, strengthening our brand recognition, expanding our sales and marketing network and service offerings. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.

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

We continuously upgrade our ADAS technologies through in-house research and development. ADAS technologies are subject to risks and from time to time there have been accidents associated with such technologies. Although we attempt to remedy any issues we observe in our Smart EVs and NEVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, ADAS technology is still evolving and is yet to achieve wide market acceptance. The safety of ADAS technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with our ADAS systems occur, we could be subject to liability, government scrutiny and further regulation. In April 2023, our G9 SUV obtained the Guangzhou Intelligent Connected Vehicle Passenger Test Permit, and the testing area covered all general testing roads in Guangzhou. In December 2025, we obtained a Level 3 autonomous driving road test permit in Guangzhou and commenced routine Level 3 road testing, and in January 2026, we further received approval from Guangzhou Municipal Transportation Bureau for road testing activities of certain of our Smart EVs and NEVs in designated areas in Guangzhou. These approvals primarily authorize us to conduct conditional autonomous driving for intelligent connected vehicles in Guangzhou. As the penetration and availability of our ADAS systems continues to grow, the possibility that our ADAS technologies are involved in accidents may correspondingly increase. Furthermore, accidents or defects caused by third parties’ ADAS technology may negatively affect public perception, or result in regulatory restrictions, with respect to ADAS technology. Such accidents where our or any third party’s ADAS technology is involved may be the subject of significant public attention.

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

Furthermore, our research and development activities on ADAS are subject to regulatory restrictions on surveying and mapping, driverless road testing, as well as the collection, processing, storage and use of vehicle and other data, among other things, which are still in early stages of development and the specific requirements, implementation practices and enforcement standards may differ among PRC authorities at different administrative levels and across different locations, which may change over time. For instance, on July 26, 2024, the Ministry of Natural Resources promulgated the Notice on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles. This notice provides that surveying and mapping activities related to intelligent connected vehicles must be conducted in accordance with the law, that confidential and sensitive geographic information data must be strictly managed, and that electronic navigation maps must be strictly reviewed. In addition, the notice implements requirements for the storage of geoinformation data and cross-border transfer of such data, strengthens the regulation of geoinformation security, and encourages the exploration of geographic information security applications. A number of local governments in China, such as those in Beijing, Guangzhou, Shanghai and Shenzhen, have issued local rules that regulate road testing and certain applications of autonomous driving vehicles. For example, on December 31, 2024, the Standing Committee of the Beijing Municipal People’s Congress issued Beijing’s Autonomous Vehicle Regulations, which became effective on April 1, 2025. In addition, on January 20, 2025, the Standing Committee of the Guangzhou Municipal People’s Congress issued the Regulations on the Innovative Development of Intelligent Connected Vehicles of Guangzhou Municipality, which became effective on February 28, 2025. Furthermore, on September 17, 2025, MIIT published a public consultation on the draft Intelligent and Connected Vehicle—Safety Requirements of Combined Driver Assistance System, which would impose national level compulsory safety requirements for L2 combined driver assistance systems if adopted. Any failure to obtain, maintain or renew required approvals, permits or filings, or to comply with applicable requirements in areas where we operate, may result in fines, penalties, suspension of testing activities, restrictions on the rollout of our ADAS technologies, which could negatively affect our business, results of operations and financial condition. Any tightening of regulatory restrictions could have a material adverse impact on our development of ADAS technology.

China’s passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile.

China’s passenger vehicle market is large yet competitive, and we have strategically focused on offering Smart EVs and NEVs for the mid- to high-end segment. Our Smart EVs and NEVs directly compete with (i) other EVs, including pure play EVs, and NEVs, which include plug-in hybrid electric vehicles, hybrid electric vehicles and fuel cell electric vehicles, especially those targeting the mid- to high-end segment, and (ii) ICE vehicles in the mid- to high-end segment offered by traditional OEMs. We may also in the future face competition from new entrants that will increase the level of competition. Many of our current and potential competitors, particularly international competitors, have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, energy efficiency, sales and marketing capabilities, distribution network, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. There can be no assurance that we will be able to compete successfully. Our competitors may introduce new vehicles or services that surpass the quality or performance of our Smart EVs and NEVs or services, which would adversely affect our competitive position in the market. They may also offer vehicles or services at more competitive prices, which would have an adverse impact on our sales and profitability. We have witnessed increasing price competition in the Smart EV and NEV industry in recent years, which imposed downward pressure on the sale prices of our products and our gross margin. For instance, since January 2024, certain of our competitors have announced price cuts or discounts to their products and we have also announced price discounts to certain of our vehicle models. In this context, the PRC government authorities have been increasingly emphasizing the “anti-involution” efforts since 2024. For example, in December 2024, the Central Economic Work Conference called for comprehensive efforts of local governments and enterprises to address “involution-style” competition. In May 2025, the China Association of Automobile Manufacturers further issued the Initiative on Maintaining Fair Competition Order and Promoting Healthy Industry Development, calling on market players in vehicle industries to uphold fair competition and avoid disorderly price competition. Nonetheless, we cannot assure you that such guidance, initiatives or policies will be effective in reducing “involution-style” competition or price competition in the Smart EV and NEV industry, or that such competition will not continue in the future. In addition, we cannot assure you that we will be able to compete successfully against our competitors, nor can we assure you that the competitive pressures we face will not decrease our revenue and profits in the future. Furthermore, we may compete with state-owned enterprises or companies that have received investments or other forms of support from state-owned enterprises or other government entities, and such competitors may therefore possess more resources than us. If products from our competitors successfully compete with or surpass the quality or performance of our vehicles at more competitive prices, our profitability and results of operations may be materially and adversely affected.

In addition, volatility in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The sales volume of EVs in the mid- to high-end segment in China may not grow at the rate that we expect, or at all. Demand for EVs depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new entrant to the EV market, we have fewer financial resources than more established OEMs to withstand changes in the market and disruptions in demand. Demand for our Smart EVs and NEVs may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional OEMs.

Our research and development efforts may not yield expected results.

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as ADAS, intelligent operating system, powertrain and E/E architecture. We have been investing heavily in our research and development efforts. In 2023, 2024 and 2025, our research and development expenses amounted to RMB5,276.6 million, RMB6,456.7 million and RMB9,490.0 million, respectively. Our research and development expenses accounted for 17.2%, 15.8% and 12.4% of our total revenues for 2023, 2024 and 2025, respectively. The EV industry is experiencing rapid technological changes, and we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. For example, we believe ADAS is a key factor that differentiates our Smart EVs and NEVs from competing products, and we have dedicated significant research and development efforts. The outcome of such efforts may not be successfully commercialized or accepted by the market. Any delay or setbacks in our efforts to improve our ADAS capabilities could materially and adversely affect our business, reputation, results of operations and prospects.

Besides our in-house expertise, we also rely on certain technologies of our suppliers to enhance the performance of our Smart EVs and NEVs. In particular, we do not manufacture battery cells or semiconductors, which makes us dependent upon suppliers for the relevant technologies. As technologies change, we plan to upgrade our existing models and introduce new models in order to provide Smart EVs and NEVs with the latest technologies, including battery cells and semiconductors, which could involve substantial costs and lower our return on investment for existing models. There can be no assurance that we will be able to equip our Smart EVs and NEVs with the latest technologies. Even if we are able to keep pace with changes in technologies and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

If our Smart EVs and NEVs, including software systems, fail to offer a good mobility experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

We tailor our Smart EVs and NEVs for China’s middle-class consumers. Our Smart EVs and NEVs offer smart technology functions, including ADAS and smart connectivity, to make the mobility experience more convenient. There can be no assurance that we will be able to continue to enhance such smart technology functions and make them more valuable to our target customers. In the design process, we pay close attention to the preferences of our target customers. However, there can be no assurance that we are able to accurately identify consumer preferences and effectively address such preferences in the design of our Smart EVs and NEVs. Furthermore, the driving experience of Smart EVs and NEVs is different from that of ICE vehicles, and our customers may experience difficulties in adapting to the driving experience of Smart EVs and NEVs. As consumer preferences are continuously evolving, and as competing technologies, policy incentives and regulatory developments change, we may fail to introduce desirable product features in a timely manner, and there is no assurance that our Smart EVs and NEVs, including our EREV models that we recently launched, may continue to achieve broad market acceptance.

Our Smart EVs and NEVs may contain defects in design or manufacturing that cause them not to perform as expected or that require repair, and certain features of our Smart EVs and NEVs may take longer than expected to become enabled. For example, the operation of our Smart EVs and NEVs is highly dependent on our proprietary software, such as XNGP and XOS Tianji, which is inherently complex. These software systems may contain latent defects and errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our Smart EVs and NEVs as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. Furthermore, while we have performed extensive internal testing on the Smart EVs and NEVs we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our Smart EVs and NEVs. We cannot assure you that our Smart EVs and NEVs are free of defects, which may manifest over time. Product defects, delays or other failures of our products to perform as expected could damage our reputation and result in product recalls, product liability claims and/or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Additionally, we have been actively rolling out new smart technology features to and upgrading the designs of our offerings, including the smart voice assistant in our XOS Tianji in-car operating system. These new features and designs are subject to market acceptance, and any incident involving our Smart EV and NEV may negatively affect the perception of our products and services and may further result in damages to our brand image and customer trust. We are also making significant investments in smart technology including end-to-end model and large language model to improve the driving and riding experience of our vehicles. In addition, following the launch of our EREV models, we may not be able to continue to develop and enhance EREV-related technologies and improve their performance, efficiency and cost-effectiveness in a timely manner. The development and use of such technology can be complex and involve significant costs and risks. There can be no assurance that our investments in and usage of such technology will achieve the benefits we anticipated. These technologies may have limitations, including biases and errors, and there are also risks of system failures and disruptions and risks relating to cybersecurity, privacy, intellectual property and ethical concerns. If customers perceive that a technology update or feature change results in degraded performance, reduced functionality, inconsistent user experience, or otherwise does not meet their expectation, we may face increased customer complaints, additional service and warranty costs, negative publicity, reputational harm, and potential claims or disputes. Furthermore, the legal regulatory regime relating to such technology is developing in many jurisdictions, and new rules and regulations could significantly increase our compliance costs, require us to modify our technologies and business practices, prevent or limit our use of such technology in certain circumstances or result in regulatory investigations, fines and penalties.

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

There can be no assurance that our efforts seeking design wins for the processing hardware will succeed. Despite our successful tape-out of the processing hardware with foundry supplier in August 2024, we may not be able to complete the development of the processing hardware or ramp up its production in a cost-efficient manner, or at all. We cooperate with our foundry and other suppliers to manufacture, assemble, package and test the processing hardware. From time to time, these third parties may become unable to perform these services on a timely or cost-effective basis, in sufficient volumes, or at all. In some cases, there are limited or no readily available satisfactory alternate providers. Any business disruption at such suppliers’ facilities may result in supply shortage of the processing hardware.

We may not be able to expand our physical sales network in China cost-efficiently, and our franchise model is subject to a number of risks.

As of December 31, 2025, our physical sales network consisted of 721 stores, covering 255 cities in China. We plan to expand our physical sales network through a combination of direct stores and franchised stores. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner and requires certain adjustments in our sales and marketing operation.

For our direct stores, we may need to invest significant capital and management resources to operate existing direct stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our direct stores.

While our franchise model enables us to pursue an asset-light expansion strategy, such model is also subject to a number of risks, and our increasing focus on developing our franchise network may result in increasing dependence on the performance of our franchisees and our ability to effectively manage our network of distributors. We may not be able to identify, attract and retain a sufficient number of franchisees with the requisite experience and resources to operate franchised stores. We rely on our agreements with franchisees and the policies and measures we have in place to manage our franchise network, and any violation by our franchisees on such agreements may have an adverse effect on our business. Our franchisees are responsible for the day-to-day operation of their stores. Although we offer the same trainings and implement the same service standards for staff from both direct stores and franchised stores, we have limited control over how our franchisees’ businesses are run. If our franchisees fail to deliver high quality customer service and resolve customer complaints in a timely manner, if any of their misconduct leads to damages to our brand image and reputation or if they fail to maintain the requisite licenses, permits or approvals, our business could be adversely affected. In addition, our agreements with certain of our franchisees are non-exclusive. While they are required to only sell our Smart EVs and NEVs in the XPENG-branded franchised stores, they may operate other stores that sell vehicles of multiple other brands. These franchisees may dedicate more resources to the stores outside of our sales network and may not be able to successfully implement our sales and marketing initiatives. Furthermore, our franchisees may engage aggressive competition against each other, resulting in cannibalization among such franchisees. Any such behavior or occurrence may harm our business, prospects, financial condition and results of operation.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our Smart EVs and NEVs. Demand for new cars typically declines around the Chinese New Year holiday, while sales are generally higher in the fourth quarter of a calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. The cyclicality in seasonal fluctuations may continue in the foreseeable future. Accordingly, our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of the market demand. Uneven cash flow from quarter to quarter may cause additional difficulties in our efforts to manage liquidity and may materially and adversely affect our liquidity and our ability to fund and expand our business. In addition, we may record significant increase in revenues when we commence mass delivery of a new product to fulfill customer orders accumulated in prior periods, but we may not be able to maintain our revenues at similar levels in subsequent periods. Also, any health pandemics or epidemics such as the COVID-19 pandemic and natural disasters such as unusually severe weather conditions in some markets may impact demand for, and our ability to manufacture and deliver, our Smart EVs and NEVs. Our operating results could also suffer if we do not achieve revenues consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenues.

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

We depend on revenues generated from a limited number of Smart EV and NEV models.

Our business initially depended substantially on the sales and success of the G3, a compact SUV, which was our only mass-produced Smart EV in the market prior to May 2020, and since then we have successively launched a number of vehicle models and their variants. On the other hand, as we continue to adjust our product offerings, certain vehicle models have also phased out of our product portfolio. As of the date of this annual report, our product offering included the MONA M03, the Next P7, the P7+ (including the P7+ EREV), the G6 (including the G6 EREV), the G7 (including the G7 EREV), the G9, the X9 (including the X9 EREV). Historically, automobile customers have come to expect a variety of vehicle models offered in an OEM’s product portfolio and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan to continuously introduce new models to enrich our product portfolio, as well as introducing new versions of existing Smart EV and NEV models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

Our customers may cancel their orders despite their deposit payment and online confirmation.

Orders and reservations for our Smart EVs and NEVs are subject to cancelation by the customer prior to the delivery of the Smart EV and NEV. Our customers may cancel their orders for many reasons beyond our control, and we have experienced cancelation of orders in the past. In addition, customers may cancel their orders even after they have paid deposits. The potentially long wait from the time a reservation is made until the time the Smart EV and NEV are delivered could also impact customer decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of our Smart EVs or NEVs, a significant number of orders may be canceled. As a result, we cannot assure you that orders will not be canceled and will ultimately result in the final purchase, delivery, and sale of the Smart EVs and NEVs. Such cancelations could harm our business, brand image, financial condition, results of operations and prospects.

The shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.

The automotive industry has experienced in recent years, and may continue to experience in the future, a global shortage in the supply of semiconductors. Since October 2020, the supply of semiconductors used for automotive production has been subject to a global shortage. In addition, certain high-demand semiconductors and other critical components, such as memory chips, have faced supply constraints and shortage from time to time. For instance, industry-wide shortages of memory chips since 2025 and relevant pricing fluctuations resulting from supply-demand imbalance may adversely affect our ability to obtain sufficient quantities of such components on commercially reasonable terms, or at all, which could materially adversely affect our business, results of operations, financial condition and stock price. There is no assurance that we will be able to obtain sufficient number of semiconductor-contained components at reasonable cost for the Group’s operations, to the extent that such semiconductor shortage continues or reoccurs in the future. In addition, we source a number of semiconductor-contained components used by us from single-source suppliers. Should any single-source suppliers of semiconductor-contained components become unable to meet our demand or become unwilling to do so on terms that are acceptable to us, it may take us significant time, and we may incur significant expenses to find alternative suppliers. In October 2022, the BIS released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. On October 17, 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. In December 2024, the BIS announced further restrictions on the export of technologies relating to advanced-node semiconductors. On January 13, 2025, BIS announced an export control framework for artificial intelligence diffusion that would have imposed additional restrictions on advanced computing chips and certain artificial intelligence model weights in connection with China; however, in May 2025, the U.S. Department of Commerce rescinded this framework before its original compliance requirements took effect while announcing additional actions in the meanwhile to strengthen export controls on semiconductors worldwide. Additionally, in January 2025, a program established by the U.S. Department of the Treasury became effective (the “Outbound Investment Rule”), which imposed restrictions on U.S. outbound investment transactions involving persons of “countries of concern,” a designation currently limited to China, in certain technology sectors. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law, which, among others, required U.S. Department of the Treasury to issue regulations that may amend, supersede, or otherwise modify the existing Outbound Investment Rule not later than 450 days after the date of the COINS Act’s enactment. The content of the implementation regulations remain uncertain, and in the meantime, the existing Outbound Investment Rule will remain in effect. Our existing or potential suppliers may be adversely affected by this program, with their funding sources and partnerships with U.S. entities being restricted by the program. These export controls and regulatory restrictions, as well as other similar regulatory restrictions that may be imposed from time to time, may adversely affect certain parts of our operations, including our efforts to develop and utilize our processing hardware. There can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. If we were required to utilize another supplier for semiconductor-contained components, we would need to qualify and customize the components from alternative suppliers, which could be time-consuming and require substantial expenses. If we are unable to find an alternative supplier willing and able to meet our needs on terms acceptable to us on a timely basis or at all, our production and deliveries would be materially disrupted, which may materially and adversely affect our business, results of operations and financial condition.

We have incurred significant losses and had recorded negative cash flows from operating activities in the past, all of which may continue in the future.

We have not been profitable since our inception. The design, manufacture, sale and servicing of Smart EVs and NEVs is a capital-intensive business. We have been incurring losses from operations since inception. We incurred net losses of RMB10,375.8 million, RMB5,790.3 million and RMB1,139.5 million for 2023, 2024 and 2025, respectively. We have had negative cash flows from operating activities since inception. Net cash used in operating activities was RMB2,012.3 million for 2024. Although we recorded net cash provided by operating activities of RMB956.2 million for 2023 and RMB8,258.5 million for 2025, we cannot assure you that we will achieve or maintain such positive cash flow in the future. In addition, we have made significant up-front investments in research and development, our vehicle plants in Zhaoqing and Guangzhou and the new manufacturing base in Wuhan, our sales and service network, our charging network, as well as marketing and advertising, to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further expand our business, and there can be no assurance that we will successfully execute our business strategies. We may not generate sufficient revenues for a number of reasons, including lack of demand for our Smart EVs and NEVs and services, increasing competition, challenging macro-economic environment, supply chain disruption, as well as other risks discussed herein. Our ability to become profitable in the future will not only depend on our efforts to sell our Smart EVs and NEVs and services but also to control our costs. If we are unable to adequately control the costs associated with the Group’s operations, we may continue to experience losses and negative cash flows from operating activities in the future.

We may need additional capital resources in the future if we experience changes in business condition or other unanticipated developments, or if we wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. In addition, other than years of 2023 and 2025, we have not recorded net income since inception or positive cash flows from operating activities in any other financial year . As such, we may continue to rely on equity or debt financing to meet our working capital and capital expenditure requirements. If we were unable to obtain such financing in a timely manner or on terms that are acceptable, or at all, we may fail to implement our business plans or experience disruptions in our operating activities, and our business, financial condition and results of operations would be materially and adversely affected.

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

Our business and our future plans are capital-intensive. We will need significant capital to, among other things, conduct research and development, ramp up our production capacity and expand our sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our Smart EVs and NEVs and services. Given we have a limited operating history, we have limited historical data on the demand for our Smart EVs and NEVs and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital needs. On December 6, 2023, we completed the issuance of 94,079,255 Class A ordinary shares to the Volkswagen Group for approximately US$705.6 million. However, such financing might not be available to us in a timely manner or on terms that are acceptable, or at all, in the future. If we fail to obtain required additional financing to sustain our business before we are able to produce levels of revenue to meet our financial needs, we would need to delay, scale back or eliminate our business plan and may be forced to curtail or discontinue the Group’s operations.

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

We have pursued and may continue to pursue strategic collaborations and strategic acquisition opportunities to increase our scale, expand our product portfolios and capabilities and enhance our industry and technical expertise. In 2023, we have entered into the VW Technical Framework Agreement and the DiDi Strategic Cooperation Agreement. We are in the process of implementing such cooperations, which we believe are conducive to our business. In 2024 and 2025, we entered into a series of collaborations with the Volkswagen Group with respect to the E/E Architecture Technical Collaboration and supercharging networks. See “Item 4. Information on the Company — B. Business Overview — Strategic Transactions.” However, we have a limited track record of providing technical services under the Technical Collaboration, and we primarily rely on the Volkswagen Group for the revenue arising from such services. We may not be able to diversify our strategic partners, maintain our business relationship with existing strategic partners or secure new contracts from them in the future. In the event any of our customers scales back and the demand for our services decline, or our relationship with a strategic partner degrades, there may be material fluctuations in our revenue from such services. In addition, should our strategic partner delay or default in making payments to us or at all, our cash flow and financial position would be adversely affected. In addition, whether such cooperation will in fact yield the expected strategic benefits is subject to uncertainties and we may not realize the full benefits of relevant strategic collaborations, including the synergies, cost savings or growth opportunities that we expect. For example, the vehicle models under the cooperation with the Volkswagen Group may not achieve mass production or customer delivery in a timely manner, or at all, and the market acceptance of such vehicle models may not be satisfactory. While there is an earn-out arrangement under the DiDi Share Purchase Agreement to incentivize our cooperation with DiDi, the milestones under such earn-out arrangement may not be achieved. The implementation and outcome of the cooperation depend on various factors, many of which may be beyond our control. Furthermore, if we are unable to maintain or expand our collaboration with our partners in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain any of our strategic partnerships, it may be very difficult for us to identify qualified alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and client experience.

The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for new energy vehicles and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.

Our business has benefited from government subsidies, economic incentives and government policies that support the growth of new energy vehicles. For example, each qualified purchaser of our Smart EVs and NEVs enjoys subsidies from China’s central government and certain local governments. Furthermore, in certain cities, municipal government may adopt quotas that limit the purchase of ICE vehicles but not EVs, thereby incentivizing the purchases of EVs. On June 19, 2023, the MOF and the MIIT issued the Announcement on Continuation and Optimization for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, pursuant to which new energy vehicles purchased during the period from January 1, 2024 to December 31, 2025 shall be exempted from the vehicle purchase tax and the exemption amount for each new energy passenger vehicle shall not exceed RMB30,000; new energy vehicles purchased during the period from January 1, 2026 to December 31, 2027 shall be subject to the vehicle purchase tax at a reduced rate by half and the exemption amount for each new energy passenger vehicle shall not exceed RMB15,000. China’s central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, in January 2022, the MOF, together with several other PRC government departments, issued the Notice on the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles for 2022, or the 2022 Subsidy Notice. The 2022 Subsidy Notice provides that the subsidies for new energy vehicle purchases in 2022 will be generally lowered by 30%, and such subsidies will be eliminated at the end of 2022. In April 2024, the MOFCOM, the MOF, together with several other PRC government departments, jointly issued the Implementation Rules on the Subsidies for Automobiles Trade-in, or the 2024 Trade-in Policy, which, among others, offered a one-off subsidy of up to RMB10,000 for buyers who trade-in certain types of old automobiles for new EVs by the end of 2024. The 2024 Trade-in Policy was adjusted in August 2024, which, among others, raised the trade-in subsidy cap to up to RMB20,000 for the above-mentioned EV-buyers. In January 2025, the MOF, together with several other PRC government departments, jointly issued a Notice on Automobile Trade-in Policy in 2025, or the 2025 Trade-in Policy, which, among others, continued the subsidy standards under the adjusted 2024 Trade-in Policy and further expanded the range of old automobiles eligible for such trade-in subsidies in 2025. In addition, on December 30, 2025, the MOF, together with several other PRC government departments, jointly issued the Implementation Rules on Subsidies for Automobile Trade-in in 2026, or the 2026 Trade-in Policy, which became effective on January 1, 2026. Pursuant to the 2026 Trade-in Policy, eligible individual consumers may receive one-off subsidies of up to RMB 20,000 for scrapping old vehicles and purchasing new energy passenger vehicles, or up to RMB 15,000 for trading in old vehicles and purchasing new energy passenger vehicles, and such subsidies can be applied in conjunction with the 50% reduction of vehicle purchase tax for new energy vehicles applicable in 2026. However, we cannot predict whether such governmental subsidies will be available or reduced in the future. Any expiration, reduction and elimination of such subsidies may diminish consumers’ demand for our Smart EVs and NEVs, which could further adversely affect our revenues and results of operations. Furthermore, we have received subsidies from certain local governments in relation to our manufacturing bases. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our Smart EVs and NEVs in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may also face increased competition from foreign OEMs due to changes in government policies. For example, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. On June 23, 2020, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce of the PRC, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment, or the 2020 Foreign Investment Negative List, effective on July 23, 2020, under which there is no limit on foreign ownership of new energy vehicle manufacturers. Furthermore, according to the latest revised Special Administrative Measures for Market Access of Foreign Investment as promulgated on September 6, 2024, or the 2024 Foreign Investment Negative List, which took effect from November 1, 2024, there are no foreign investment restrictions on the industry of vehicle manufacturing. As a result, foreign EV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has constructed the Tesla Giga Shanghai factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage.

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

Given that the relevant laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection, cybersecurity and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to privacy, data protection, cybersecurity and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above-mentioned newly promulgated laws, regulations and policies or relevant drafts may result in the publication of new laws, regulations and policies to which we or our vehicles may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator, or if our data processing activities and overseas listing or follow-on financing activities were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resources. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.

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

In addition to the regulatory requirements, consumer attitudes towards data privacy are also evolving, and consumer concerns about the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services. Furthermore, the integrity of our data protection measures could be compromised by system failures, security breaches or cyber-attacks. If we are unable to comply with the applicable laws and regulations or effectively address data privacy and protection concerns, such actual or alleged failure could damage our reputation, discourage consumers from purchasing our Smart EVs and NEVs and subject us to significant legal liabilities.

Our business and prospects depend significantly on our ability to build our XPENG brand. We may not succeed in continuing to develop, maintain and strengthen our brands, and our brands and reputation could be harmed by negative publicity regarding our company, products or services.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “XPENG” brand, as well as other brands that we may develop and promote in the future. If we do not continue to develop, maintain and strengthen our brands, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brands will likely depend significantly on our ability to provide high quality Smart EVs and NEVs and services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen our brands will depend heavily on the success of our sales and marketing efforts. For example, we seek to enhance our brand recognition by locating many of our stores in shopping malls. We also advertise our Smart EVs and NEVs through various online channels, including several social media platforms and e-commerce platforms. While we seek to optimize resource allocation through careful selection of sales and marketing channels, such efforts may not achieve the desired results. Our increasing efforts on expansion through franchise may lead to additional challenges to our branding management. To promote our brands, we may be required to change our branding practices, which could result in substantially increased expenses, including the need to utilize traditional media and offline advertising. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

If incidents, such as self-ignition and products recall, occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. See “—We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations.” Given the popularity of social media in China, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. In addition, from time to time, our Smart EVs and NEVs are evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our Smart EVs and NEVs.

Any problems or delays in maintaining operations and expanding the capacity of our Zhaoqing plant and Guangzhou plant or the establishment of new manufacturing base in Wuhan could negatively affect the production of our Smart EVs and NEVs.

To exercise direct control over product quality and gain more flexibility in adjusting our manufacturing process and production capacity, we built our own plants in Zhaoqing and Guangzhou, Guangdong province. Currently, we mainly manufacture our vehicles at our plants in Zhaoqing and Guangzhou. Our future operation and prospects depend on our ability to successfully maintain the operation, and expand the capacity, of the Zhaoqing plant and the Guangzhou plant. In addition, we need to effectively control cost of production at the Zhaoqing plant and Guangzhou plant. We have limited experience in the production of Smart EVs and NEVs. Given the size and complexity of this undertaking, it is possible that we may experience issues, delays or cost overruns in further expanding the production output at the Zhaoqing plant and Guangzhou plant.

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

In April 2021, we entered into an investment agreement with Wuhan Economic & Technological Development Zone Management Committee, or Wuhan ETDZ Committee, a local government authority in Wuhan. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to support our construction of a new manufacturing base and research and development center in the Wuhan Economic & Technological Development Zone. As of March 31, 2026, we had completed the construction of our new manufacturing base in Wuhan and had obtained the property ownership certificate upon completion of the inspection and acceptance procedures conducted by relevant government authorities.

The commencement of its operation may be affected by, among other things, availability of funding, progress of the construction and the installation of production equipment, grant of applicable regulatory approvals, as well as the hiring and retention of qualified employees. Any policy change affecting investments in manufacturing facilities in general may also have an impact on the establishment of our new manufacturing base. There can be no assurance that the new manufacturing base will be able to commence operation for manufacturing of Smart EVs and NEVs in accordance with our plan. In addition, we may not be able to successfully ramp up and maintain its operation. We must also maintain good working relationships with Wuhan ETDZ Committee throughout the term of our cooperation. In addition, upon the commencement of operations of the new manufacturing base in Wuhan, our depreciation expenses will increase, which could adversely affect our results of operations.

If we experience any issues or delays in meeting our projected timelines, maintaining sufficient funding and capital efficiency, increasing production capacity or generating sufficient demand for production in our Zhaoqing, Guangzhou and the establishment of the new manufacturing base in Wuhan, our business, prospects, operating results and financial condition could be adversely impacted.

We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs and NEVs according to our schedule and at prices, quality levels and volumes acceptable to us.

We procure components from both domestic suppliers and global suppliers, some of which are currently our single-source suppliers for certain components. We attempt to mitigate our supply chain risk by qualifying and obtaining components from multiple sources where practicable and maintaining safety stock for certain key components and components with lengthy procurement lead times. However, we may still experience component shortages for our production, or the components may not meet our specifications or quality needs. For example, some of our suppliers were unable to deliver sufficient components to us during the COVID-19 pandemic. Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our Smart EVs and NEVs may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our Smart EVs and NEVs until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from other existing suppliers. Any failure to timely find alternative component sources may materially delay delivery of our Smart EVs and NEVs, which may materially and adversely impact our business and results of operations.

We do not manufacture certain key hardware components for our ADAS, such as semiconductors, millimeter-wave radars, ultrasonic sensors and cameras, and we import certain of such components from foreign countries. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. In particular, we source a number of semiconductor-contained components from single-source suppliers. If any of such suppliers fails to meet our demand, it may take us significant time, and we may incur significant expenses to find alternative suppliers and qualify their components. In October 2022, the BIS released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. On October 17, 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. In December 2024, the BIS announced further restrictions on the export of technologies relating to advanced-node semiconductors. On January 13, 2025, BIS announced an export control framework for artificial intelligence diffusion that would have imposed additional restrictions on advanced computing chips and certain artificial intelligence model weights in connection with China; however, in May 2025, the U.S. Department of Commerce rescinded this framework before its original compliance requirements took effect while announcing additional actions to strengthen export controls on semiconductors worldwide. These export controls and regulatory restrictions, as well as other similar regulatory restrictions that may be imposed from time to time, may adversely affect our suppliers’ capability to provide us with qualified products that meet our standard. There can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. See “—The shortage in the supply of semiconductors may be disruptive to the Group’s operations and adversely affect our business, results of operations and financial condition.” for details. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our Smart EVs and NEVs that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers’ ability to deliver components to us in a timely manner.

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

Furthermore, as the scale of the production for our Smart EVs and NEVs increases, we will need to accurately forecast, purchase, warehouse and transport components to the relevant manufacturing facilities and service stores and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, as well as storage, transportation and write-off costs. If we fail to accurately forecast the demand, including with respect to our vehicle models that are at or near the end of production cycle, we may experience inventory obsolescence and inventory shortage risk. We have incurred losses on purchase commitments mainly for raw materials in relation to the cessation of certain models, including the G3i in 2023, the P5 in 2024 and the P7 and P7i in 2025, as well as upgrades of certain models, and similar losses may occur in the future. All of the above could have a material adverse effect on our financial condition and operating results.

Increases in costs, disruption of supply or shortage of components and materials could have a material adverse impact on our business.

We incur significant costs related to procuring components and raw materials required to manufacture our Smart EVs and NEVs. We may experience cost increases, supply interruption and/or shortages relating to components and raw materials, which could materially and adversely impact our business, prospects, financial condition and operating results. We use various components and raw materials in our business, such as steel and aluminum, as well as lithium battery cells, millimeter-wave radar, or mmWave radar, and semiconductors. The prices for these components and materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of EVs by our competitors, and could adversely affect our business and operating results. In addition, as we continue to increase our production, we may experience shortage of certain components and materials or other bottlenecks in our supply chain.

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

Our business is dependent on the continued supply of battery cells for the battery packs used in our Smart EVs and NEVs. While we believe several sources of the battery cells are available for such battery packs, we have to date fully qualified only a very limited number of suppliers for the battery cells used in such battery packs and have very limited flexibility in changing battery cell suppliers. Any disruption in the supply of battery cells from such suppliers could disrupt production of our Smart EVs and NEVs until such time as a different supplier is fully qualified. There can be no assurance that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all. For example, we have experienced certain supply shortages of mmWave radar in the past, which affected our vehicle deliveries.

Furthermore, tariffs or shortages in petroleum and other economic conditions may result in significant increases in freight charges and material costs. In addition, a growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us or impact our prospects. Substantial increases in the prices for our raw materials or components would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase product prices in response to increased material costs could result in a decrease in sales and therefore materially and adversely affect our brand, image, business, prospects and operating results.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We started the production of our first mass-produced Smart EV, the G3, in November 2018 and our second mass-produced Smart EV, the P7, in May 2020. Since then we have successively launched and delivered a number of vehicle models and their variants, and as of the date of this annual report, our product offering included the MONA M03, the Next P7, the P7+ (including the P7+ EREV), the G6 (including the G6 EREV), the G7 (including the G7 EREV), the G9, the X9 (including the X9 EREV). We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our Smart EVs and NEVs, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays.

Furthermore, we rely on third-party suppliers for the provision and development of many of the key components used in our Smart EVs and NEVs. In addition, as part of our international expansion, we strategically collaborate with third-party manufacturing partners in certain overseas markets to support localized production. These arrangements may require additional coordination and may reduce our direct control over manufacturing processes, including our ability to manage product quality, product costs, production capacity and delivery timing. To the extent our suppliers or manufacturing partners experience any delays in providing us with or developing necessary components or products, or experience capacity constraints, quality issues or other disruptions, we could experience delays in production or deliveries, increased costs, or additional warranty or remedial expenses. Any delay in the manufacture of our existing Smart EV and NEV models or the manufacture and launch of our future models, including in the ramp up of our Zhaoqing plant and Guangzhou plant, under our overseas manufacturing arrangements, or due to any other factors, or in performing facelifts to existing models, could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our Smart EVs and NEVs, results of operations and growth prospects.

We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations.

If our Smart EVs and NEVs are subject to recalls in the future, we may be subject to adverse publicity, damage to our brand and liability for costs. Effective on January 30, 2021, we voluntarily recalled certain of the G3s that were produced in the period between March 29, 2019 and September 27, 2020, which totaled 13,399 units. Due to a possible power supply fault of the inverters installed on these G3s, the vehicles may not start when parked or lose power when driven. In connection with the recall, we undertake to replace the inverters of these G3s free of charge. As the relevant components’ supplier is responsible for the costs of replacing inverters, our costs and expenses for the recall of the G3s were minimal. In addition, effective on September 15, 2025, we voluntarily recalled certain of the P7+s that were produced in the period between August 20, 2024 and April 27, 2025, which totaled 47,490 units. The recall of the P7+ in 2025 was primarily due to the intermittent contact in the power steering motor sensor wiring harness, which may cause malfunctions in steering sensor. In connection with such recall, we undertook to replace the steering gear assemblies of these P7+ free of charge. As the relevant components’ supplier is responsible for the costs of replacing steering gear, our costs and expenses for the recall of the P7+s were minimal. As of the date of this annual report, we have not received any material product liability claims in relation to these recalled G3s or P7+s.

In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our Smart EVs and NEVs, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image, business and results of operations.

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

Offline after-sale services are primarily carried out by franchised service stores. We and our franchisees have limited experience in servicing our Smart EVs and NEVs. Servicing EV is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our after-sale service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our franchisees will have sufficient resources to meet these service requirements in a timely manner as the volume of Smart EVs and NEVs we deliver increases. Moreover, we provide value-added services, including insurance technology support, automotive loan referral and auto financing, and we may expand our value-added services in the future. However, we cannot assure you that we will be able to successfully monetize our value-added services.

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

The range of our Smart EVs and NEVs on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our Smart EVs and NEVs.

The range of our Smart EVs and NEVs on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her Smart EV or NEV as well as the frequency with which the battery is charged can result in additional deterioration of the battery’s ability to hold a charge. Battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our Smart EVs and NEVs, which may adversely affect our ability to market and sell our Smart EVs and NEVs. There can be no assurance that we will be able to continue to improve cycle performance of our battery packs in the future.

Our industry is rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in the ICE may materially and adversely affect the demand for our Smart EVs and NEVs.

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

Our future growth is dependent upon consumers’ willingness to adopt EVs and specifically our Smart EVs and NEVs.

The demand for our Smart EVs and NEVs and services will highly depend upon the adoption by consumers of NEVs in general and EVs in particular. The market for NEVs is still rapidly evolving, characterized by rapidly changing technologies, prices and the competitive landscape, evolving government regulation and industry standards and changing consumer demands and behaviors.

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

Any of the factors described above may cause current or potential customers not to purchase our Smart EVs and NEVs and use our services. If the market for EVs does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.

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

Any cyber-attacks, unauthorized access or control of the systems for our Smart EVs and NEVs could result in loss of confidence in us and our Smart EVs and NEVs and harm our business.

Our Smart EVs and NEVs contain complex information technology systems to support smart technology functions and to accept and install periodic OTA firmware updates. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks and the technology systems for our Smart EVs and NEVs. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks and systems. We encourage reporting of potential vulnerabilities in the security of our Smart EVs and NEVs, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful. Any cyber-attacks, unauthorized access, disruption, damage or control of our information technology networks or the systems for our Smart EVs and NEVs or any loss or leakage of data or information stored in our systems could result in legal claims or proceedings. In addition, regardless of their veracity, reports of cyber-attacks to our information technology networks or the systems or data of our Smart EVs and NEVs, as well as other factors that may result in the perception that our information technology networks or our Smart EVs’ or NEVs’ systems or data are vulnerable to “hacking,” could negatively affect our brand and harm our business, prospects, financial condition and results of operation.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We enable our customers to access a variety of features and services through our mobile Apps. In addition, certain features of our Smart EVs and NEVs depend to a certain extent on connectivity to our information technology systems. As such, the availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

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

Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talents in the areas of Smart EVs and NEVs and ADAS technologies, and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our Smart EVs and NEVs are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in Smart EVs and NEVs may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees join a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

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

While we have put in place various safeguards to address the risk of unauthorized third-party information being introduced into our systems or used in our operations, and based on internal investigation, we are confident that neither of these two former employees introduced or used any external confidential information in our systems or business operations, we had to spend significant time and efforts to handle these matters and answer related inquiries. Moreover, we could be involved in other proceedings, or be forced to defend against allegations that may arise in the future, even when such allegations are not justified. Any negative publicity surrounding these cases, especially in the event that any of such employees or former employees is found to have committed any wrongdoing, could negatively affect our reputation and may have an adverse impact on our business.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend against such claims.

If we become liable for product liability claims, our business, operating results and financial condition may be harmed. The automotive industry experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our Smart EVs and NEVs do not meet applicable standards or requirements, resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited experience of offering Smart EVs and NEVs. Although we implement full-cycle quality control, covering design, procurement, production, sales and after-sales services, we cannot assure you that our quality control measures will be as effective as we expect. Any failure in any of our quality control steps would cause a defect in our Smart EVs and NEVs, and in turn, could harm our customers. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our Smart EVs and NEVs and business and inhibit or prevent commercialization of our future Smart EVs and NEVs, which would have a material adverse effect on our brand, business, prospects, financial condition and results of operations.

In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with China Compulsory Certification, or CCC, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Although our Smart EV and NEV models currently for sale have received CCC certifications, we cannot assure you that each of our future Smart EV and NEV models will be able to receive such certifications. Furthermore, the government carries out the supervision and inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold or used in any commercial activity. Failure of any of our Smart EV and NEV models to satisfy motor vehicle standards would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Smart EVs and NEVs make use of lithium cells, and lithium cells may catch fire or vent smoke and flame on rare occasions.

Our Smart EVs’ and NEVs’ battery packs make use of lithium cells. On rare occasions, lithium cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium cells. While our batteries are built with robust safety features and strong thermal management capabilities, there can be no assurance that our batteries will always function safely. If any safety accident occurs to any of our Smart EVs’ and NEVs’ battery pack, we could be subject to lawsuits, product recalls or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium cells for automotive applications or any future incident involving lithium cells, such as a vehicle fire, even if such incident does not involve our Smart EVs and NEVs, could seriously harm customers’ confidence in our Smart EVs and NEVs.

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

If our Smart EV and NEV owners customize our Smart EVs and NEVs or change the charging infrastructure with aftermarket products, the Smart EV and NEV may not operate properly.

Automobile enthusiasts may seek to “hack” our Smart EVs and NEVs to modify their performance which could compromise vehicle safety systems. Also, customers may customize our Smart EVs and NEVs with after-market parts that can compromise driver safety. We do not test, nor do we endorse, such changes. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our Smart EVs and NEVs and any injuries resulting from such modifications could result in adverse publicity, which would negatively affect our brand and harm our business, prospects, financial condition and results of operations.

We may need to defend ourselves against claims for intellectual property infringement, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our Smart EVs and NEVs, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, copyrights or trademarks regarding their proprietary rights. Companies holding patents, copyrights, trademarks or other intellectual property rights may bring suits alleging infringement of such rights by us or our employees or otherwise assert their rights and urge us to take licenses. Any such intellectual property infringement claim could result in costly litigation and divert our management’s attention and resources.

If we or our employees are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease offering Smart EVs and NEVs or services that incorporate or use the challenged intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our Smart EVs and NEVs or relevant services which would incur significant cost; or

•	establish and maintain alternative branding for our Smart EVs and NEVs and services.

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

We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect our proprietary rights. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our intellectual property rights. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

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

For example, PRC governments impose sanctions for engaging in value-added telecommunication services, or the VATS, without having obtained the VATS licenses for relevant categories. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile Apps may be ordered to cease operation. We have obtained two VATS licenses for Internet content provider, each held by Zhipeng IoV and Yidian Smart Mobility, which are two of the Group VIEs, respectively. Given that the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of VATS industry are evolving, it is unclear whether we are required to obtain other VATS licenses. In addition, we have applied for and received several surveying and mapping qualifications with respect to our business and will continue upgrading such qualifications. Furthermore, we also obtained an insurance agency business permit to conduct an insurance agency business, which is subject to regulation and inspection by the insurance regulatory authorities from time to time. Such insurance agency business permit is held by GIIA, which is also one of the Group VIEs. If we are not able to comply with all applicable legal requirements or obtain or renew necessary licenses and permits in a timely manner, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or suspension of our non-compliant operations, any of which may materially and adversely affect our business, financial condition and results of operations.

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

We are subject to multiple environmental and safety laws and regulations related to the manufacture of our Smart EVs and NEVs, including the use of hazardous materials in the manufacturing process and the operation of our manufacturing plant. Such laws and regulations govern the use, storage, discharge and disposal of hazardous materials during the manufacturing process.

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

Moreover, environmental and social laws and regulations, including climate regulations, are also increasing with a variety of stakeholders, including regulators seeking more information and disclosure on related risks and impacts. For example, we may be subject to the requirements of the EU Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations. In addition, with the expansion of our product portfolio that includes the launch of EREV, we may be further subject to additional and more complex emissions-related laws, regulations, certifications and inspections in the PRC and overseas, including vehicle testing and certification requirements that do not apply to zero-emission models. Compliance with these laws and regulations may require us to incur significant additional costs, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors, as well as require us to hire third party experts. These requirements are evolving and may not always be uniform across jurisdictions in which we operate and into which we expand, and, in overseas markets, including Europe, our EREV may be subject to more stringent or materially different emissions and type-approval requirements than those applicable in the PRC, which could further increase our compliance burden, associated regulatory, reporting and other costs and complexity, and limit our ability to market or sell such vehicles in those markets.

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

As of December 31, 2025, our management has concluded that our internal control over financial reporting was effective. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025.

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

We have invested and expect to continue to invest significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment in our manufacturing facilities, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with cutting-edge equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our Smart EVs and NEVs using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

We offer competitive warranty terms. We accrue a warranty reserve for the Smart EVs and NEVs sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. We generally make warranty reserve by multiplying the expected unit costs for warranty services by the sales volume. We have limited experience with warranty claims regarding our Smart EVs and NEVs or with estimating warranty reserves. As of December 31, 2025, we had warranty reserves in respect of our Smart EVs and NEVs of RMB1,794.9 million. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, prospects, financial condition and results of operation.

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

•

the “America First Investment Policy” memorandum released by the President of the United States on February 21, 2025, which directed rulemaking by federal agencies that could further limit U.S. inbound and outbound investments involving China; and

•

the tariffs and other trade protection measures announced by the United States and China in 2025 (see “—We are subject to the risks associated with international trade policies, geopolitics and trade protection measures, and our business, financial condition and results of operations could be adversely affected.”)

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

Our international expansions may be negatively affected by export controls administered by the government authorities in different jurisdictions, deterioration in the political and economic relations among countries and sanctions and other geopolitical challenges, including, but not limited to, economic and labor conditions, increased duties, taxes and other costs and political instability. For example, the U.S. government has imposed export controls and economic sanctions directly or indirectly affecting China-based technology companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. Therefore, such restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may be difficult or costly to comply with and may negatively affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. On February 29, 2024, the President of the United States issued a statement directing the U.S. Department of Commerce to investigate the national security risks from connected vehicles that incorporate technology from foreign adversaries, including China, and consider regulations to address those risks. On January 14, 2025, the BIS announced its final rulemaking, to prohibit the sale or import in the United States of certain vehicle connectivity system (“VCS”) hardware and connected vehicles that incorporate VCS hardware or software or automated driving system software, where such hardware or software has a sufficient nexus to China or Russia, as well as the sale in the United States of connected vehicles by manufacturers with a sufficient nexus to China or Russia incorporating any VCS hardware or software or automated driving system software. These prohibitions will hinder or prevent China-based Smart EV and NEV companies like us from accessing the U.S. market or transacting with persons or entities in, or selling to, the U.S. jurisdiction. It is also uncertain whether and how the U.S. government will impose further and more stringent regulations in the EV or Smart EV and NEV industries with respect to China-based entities. As of the date of this annual report, the United States has not been a market for our products or services.

Trade tensions have also been increasing recently in the form of higher tariffs, including tariffs imposed on EVs from China. On October 4, 2023, the European Commission published a notice of initiation of EU anti-subsidy investigations into EU imports of EVs from China (the “EU Subsidy Probe”). Using the sampling method, the European Commission selected several companies as investigation targets of the EU Subsidy Probe, and as of the date of this annual report, we have not been named or selected under similar investigation. On October 29, 2024, the European Commission concluded its EU Subsidy Probe by imposing definitive countervailing duties on imports of EVs from China for a period of five years, according to which, other than certain sampled Chinese EV companies, the cooperating companies including us will be subject to an additional tariff of 20.7% on top of the existing tariff, while the non-cooperating companies will be subject to an additional tariff of 35.3%. There can be no assurance that we will not be publicly named, inquired or investigated by any authority on the basis of national security or anti-subsidy. As a further development, on January 12, 2026, the European Commission issued a general guidance to Chinese exporters of EVs on the submission of price undertaking offers, including minimum import price commitments, as part of ongoing discussions between the EU and China regarding possible alternatives to these duties. In addition, on May 14, 2024, the U.S. government announced an increase in tariffs on, among other imports, electric vehicles from China to a tariff rate of 100% from the earlier rate of 25%, which entered into effect on September 27, 2024. In addition, on March 26, 2025, the U.S. government also imposed a 25% tariff on imports of automobiles and certain automobile parts. In early 2025, the U.S. government has implemented or proposed to implement policies restricting international trade in the form of new or higher tariffs, including on products imported from China. In April 2025, the President of the United States announced a 10% tariff on goods imported into the United States and higher country-specific tariffs, including for goods originating from China. China and the United States have each responded by imposing further tariffs on products imported from the other country and taking other measures. Following negotiations in May 2025, China and the United States agreed to temporarily suspend the imposition of certain tariff increases, and, in November 2025, both countries further agreed to extend the relevant suspension of additional tariff through November 2026. There remains a high degree of uncertainty around the U.S. trade policies and tariffs as of the date hereof, and it remains uncertain how U.S. trade policies and tariffs may affect international trade and global economy outlook.

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

We face risks associated with the international sale of our Smart EVs and NEVs, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

While we have been primarily selling our Smart EVs and NEVs in China, we have been exploring opportunities to expand into international markets. For details of the pace of our global expansion, please see “Item 4. Information on the Company—B. Business Overview—Sales and Marketing.” While we expect China will continue to be our primary market, the marketing and sale of our Smart EVs and NEVs to international markets may increase in the future, which will expose us to a number of risks, including, but not limited, to:

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

•

uncertainties in the global macroeconomic environment, and changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

•	failure to obtain or maintain permits, certifications or approvals for our products or services in these markets;

•	different safety concerns and measures needed to address accident-related risks in different countries and regions;

•	inability to obtain, maintain or enforce intellectual property rights;

•	risks of leakage or misuse of our proprietary technology or know-how;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	political instability, heightened geopolitical tensions, military conflicts, and acts of terrorism or similar events.

Our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our success in international expansion depends, in part, on our ability to succeed in different legal, regulatory, economic, environmental, social and political conditions which we have little control over. The current and evolving overseas legal and legislative requirements may also impose challenges to our international expansion, thereby increasing the compliance-related operating costs of our company. For example, our operations in Europe may be subject to regulations to improve sustainability and environment, and we may be subject to non-financial reporting requirements under the EU Corporate Sustainability Reporting Directive (2022/2464). In addition, the EU is expected to implement in phases the Corporate Sustainability Due Diligence Directive (2024/1760) along with the proposed amendments which will require certain large companies to undertake mandatory due diligence regarding human rights and environmental impacts along their supply chains. Moreover, the new EU Batteries Regulation contains full life-cycle mandatory provisions relating to the recycling and collection of batteries including EV batteries, and we may bear the obligation as an “economic operator” under such new regulation. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. We rely on local dealers to penetrate and expand in certain jurisdictions and entered into wholesale arrangements with such dealers. We may not be able to monitor the sales and marketing activities of our vehicles by local dealers in overseas markets as directly and effectively as we do in China. In addition, as part of our international expansion, we strategically collaborate with third-party manufacturers in certain overseas markets to support localized production, including through knocked down arrangements. We may not be able to manage or coordinate with our manufacturing partners as effectively as we do with our self-operated manufacturing facilities in China, including with respect to production planning, capacity allocation, quality management, supply chain coordination and delivery schedules. There can also be no assurance that local dealers or overseas manufacturing partners will always comply with the applicable agreements and report the relevant information associated with our international development in a timely and accurate manner. Any failure to do so may result in high dealer inventory, high retail price discount, manufacturing delays or disruptions, product quality issues, higher warranty or remedial costs, and unsatisfactory customer experience. Moreover, any failure to formulate and implement effective strategies in the relevant market, or violation of applicable laws and regulations, may have a material adverse effect on our business, reputation, financial condition and results of operations.

We have incurred and may continue to incur substantial share-based compensation expenses.

In 2015, our subsidiary, Chengxing Zhidong, adopted a share incentive plan, pursuant to which options were granted to certain employees of Chengxing Zhidong and its subsidiaries. In June 2020, XPeng Inc. adopted a share incentive plan, or the 2019 Plan, to replace the share incentive plan adopted by Chengxing Zhidong, and we issued restricted share units, or RSUs to replace the options granted to certain employees of Chengxing Zhidong and its subsidiaries. In 2025, we adopted an additional share incentive scheme, or the 2025 Scheme, which was approved by the shareholders at the annual general meeting. Upon the effectiveness of the 2025 Scheme on June 27, 2025, the 2019 Plan will be discontinued so that no further grant will be made under the 2019 Plan. For details of the 2025 Scheme, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” As of March 31, 2026, RSUs which represent 52,893,817 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 18,144 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, or XPeng Fortune, which has been established for our share incentive plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the RSUs (including the RSUs issued to replace the options granted under the share incentive plan of Chengxing Zhidong) granted prior to our initial public offering in the U.S. was contingent upon the completion of an initial public offering or change in control, we started to recognize share-based compensation expense after the completion of our initial public offering in the U.S. in August 2020. The Group recognized RMB550.5 million, RMB473.7 million and RMB564.3 million of share-based compensation expenses in 2023, 2024 and 2025, respectively. Moreover, as we expect to grant additional RSUs or other share incentives to our employees, directors or consultants in the future, we will incur additional share-based compensation expense, and our results of operations could be adversely affected.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition and results of operation.

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union in January 2020, and the adverse impact on the global economies and financial markets from the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. Moreover, the current geopolitical tensions may adversely affect our businesses and operations and increase our costs in the relevant areas. It is unclear whether these challenges will be contained and what effects they each may have in the long term. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining. Any prolonged slowdown in global or China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase.

Sales of our Smart EVs and NEVs depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our Smart EVs and NEVs, and our results of operations may be materially and adversely affected.

We are subject to various laws relating to export controls.

We have been conducting a portion of our research and development on ADAS in the United States, and we are required to comply with the U.S. laws and regulations on export controls, including the U.S. Department of Commerce’s Export Administration Regulations. Furthermore, in August 2022, the United States enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022, or the CHIPS Act, which aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the United States compete economically against China. In addition, the BIS imposed additional export controls on certain advanced computing semiconductor chips, integrated circuits, semiconductor manufacturing items and related transactions in October 2022. In October 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. In December 2024, the BIS announced further restrictions on the export of technologies relating to advanced-node semiconductors. On January 13, 2025, BIS announced an export control framework for artificial intelligence diffusion that would have imposed additional restrictions on advanced computing chips and certain artificial intelligence model weights in connection with China; however, in May 2025, the U.S. Department of Commerce rescinded this framework before its original compliance requirements took effect while announcing additional actions to strengthen export controls on semiconductors worldwide. Additionally, in January 2025, the Outbound Investment Rule became effective, which imposed restrictions on U.S. outbound investment transactions involving persons of “countries of concern,” a designation currently limited to China, in certain technology sectors. On December 18, 2025, the COINS Act was signed into law, which, among others, required U.S. Department of the Treasury to issue regulations that may amend, supersede, or otherwise modify the existing Outbound Investment Rule not later than 450 days after the date of the COINS Act’s enactment. The content of the implementation regulations remain uncertain, and in the meantime, the existing Outbound Investment Rule will remain in effect. These export controls and regulatory restrictions, as well as other similar regulatory restrictions that may be imposed from time to time, may adversely affect certain parts of our operations, including our efforts to further our ADAS systems and develop and utilize our processing hardware. There can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain. These actions and/or other actions that may be taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could hinder our ability to transfer our U.S.-origin software to China, source U.S.-origin software and components or otherwise access U.S. technology, which could materially and adversely affect our business, results of operations and financial condition.

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

However, forecasts are inherently uncertain, and the demand for our products could change significantly between the order date and the projected delivery date. If we fail to accurately forecast the demand, including with respect to our vehicle models that are at or near the end of production cycle, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would have an adverse effect on our profitability. We recognized inventory write-downs of RMB1,054.7 million, RMB943.7 million and RMB555.4 million in 2023, 2024 and 2025, respectively. We have incurred losses on purchase commitments mainly for raw materials in relation to the cessation of certain models, including the G3i in 2023, the P5 in 2024 and the P7 and P7i in 2025, as well as upgrades of existing models, and similar losses may occur in the future. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce a sufficient number of products to meet such unanticipated demand, which could result in delays in the delivery of our products and harm our reputation.

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

The Group’s intangible assets primarily consist of manufacturing license, license plate, software and license of maintenance and overhaul, vehicle model, vehicle platform technology, robotics platform technology and other intangible assets. In addition, the Group’s controlling financial interest (as a result of existing contractual arrangements and as the term is defined under ASC 810) provides for the consolidation of the Group VIEs which hold certain licenses. Such contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. See “—Risks Relating to Our Corporate Structure— We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.” The Group’s intangible assets amounted to RMB4,949.0 million, RMB4,610.5 million and RMB4,253.2 million as of December 31, 2023, 2024 and 2025, respectively. The Group tests finite-lived intangible assets for impairment if impairment indicators arise. The indefinite-lived intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Any significant impairment losses charged against the Group’s intangible assets could have a material adverse effect on the Group’s business, financial condition and results of operations.

We recorded a significant amount of intangible assets and goodwill in connection with our acquisitions, and we may incur material impairment charges to our intangible assets and goodwill if the recoverability of these assets becomes substantially reduced.

In connection with our acquisitions in 2023, we recorded a significant amount of indefinite-lived intangible assets of RMB609.2 million and goodwill of RMB34.1 million in our financial statements. The VMTUD acquired through business combination is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. As of December 31, 2024, the VMTUD was transferred into VMT as finite-lived intangible assets upon its completion and its estimated useful life is assessed to be 5 years. The value of these intangible assets and goodwill is based on assumptions and judgments. If any of the assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of these intangible assets and goodwill and record an impairment loss, which could in turn adversely affect our results of operations. We will determine whether these intangible assets and goodwill are impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We could be required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to business operations and unexpected significant declines in operating results or a decline in our market capitalization. We may also suffer from significant impairment loss even if we determine to amend any assumption used in our impairment testing. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected.

Fluctuation of fair value change in short-term investments may affect our results of operations.

We have made short-term investments, mainly comprising of the investments issued by major and reputable commercial banks with a variable interest rate indexed to the performance of underlying assets. Short-term investments are stated at fair value. Changes in the fair value are reflected in our consolidated statements of comprehensive loss. The methodology that we use to assess the fair value of the short-term investments involves a significant degree of management judgment and is inherently uncertain. We cannot assure you that market conditions will create fair value gains on our short-term investments, or we will not incur any fair value losses on short-term investments in the future. If we incur such fair value losses, our results of operations and financial condition may be adversely affected.

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

Our deferred revenue represents transaction payments allocated to performance obligations that are unsatisfied, which primarily arises from, among others, the undelivered vehicles, technical research and development services, charging piles and free battery charging within certain limits. Our deferred revenue balance was RMB1,299.9 million, RMB2,098.4 million and RMB2,669.1 million, as of December 31, 2023, 2024 and 2025, respectively. The timing and ultimate recognition of our deferred revenue depend on various factors, including our performance of obligations. As a result, deferred revenue at any particular date may not be representative of actual revenue for any succeeding period.

We recorded shareholders’ deficit.

We recorded total shareholders’ deficit of RMB6,830.4 million as of December 31, 2019, primarily due to the accounting treatment for our company’s preferred shares before our initial public offering in the U.S. as total mezzanine equity, and not total shareholders’ equity. After our initial public offering in the United States in August 2020, all of the preferred shares had been converted into ordinary shares. As such, as of December 31, 2025, we did not have any mezzanine equity and recorded total shareholders’ equity of RMB30,368.6 million.

Although the total shareholders’ deficit recorded during 2019 was not due to capital shortage and primarily resulted from accounting treatment of preferred shares, we cannot assure you that we will be able to continue to record total shareholders’ equity and total net assets in the future. If we fail to do so, our financial condition may deteriorate.

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

The Group experienced certain disruptions in its operations as a result of the government-imposed suspensions due to the COVID-19 pandemic in China in the previous years. In particular, a substantial number of our offices and stores, as well as our manufacturing facilities, were closed for certain periods in the first quarter of 2020, which adversely affected our Smart EV deliveries during that period. The pandemic affected and may affect future delivery of components from certain suppliers that suspended production. For example, some of our suppliers were unable to deliver sufficient components to us due to the COVID-19 pandemic. We cannot assure you that such situation will not occur in the future if the COVID-19 pandemic resurges and that we will be able to find alternative suppliers should that happen in the future. See also “—We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs and NEVs according to our schedule and at prices, quality levels and volumes acceptable to us.” In addition, we incurred additional costs relating to the delivery of new Smart EVs and NEVs to customers’ homes, mask donations to our customers, technology advancement for remote working arrangements and OTA firmware updates during the pandemic.

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

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. The PRC government may intervene or influence the Group’s operations at any time, which could result in a material change in the Group’s operations and/or the value of our ADSs and Class A ordinary shares. In particular, the PRC government has recently promulgated new laws and regulations to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on M&A Rules and Overseas Listings.” Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, the PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in Chinese Mainland and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MOF, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China and vacated its December 16, 2021 determination and removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

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

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or an SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland or Hong Kong including our independent auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021, on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022.

Following the Statement of Protocol signed between the PCAOB and the CSRC and the MOF in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report on Form 20-F or at the time of issuance of the audit report included herein. As such, we have not been identified as an SEC-identified issuer under the HFCA Act after we filed the annual reports on Form 20-F since 2023, and we do not expect to be identified as an SEC-identified issuer again in 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese Mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as an SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Certain PRC regulations established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in January 2024, is triggered. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the NDRC and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on M&A Rules and Overseas Listings.”

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

Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations. Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. After setting aside the statutory reserve from after-tax profits, PRC subsidiaries may allocate discretionary reserves from after-tax profits upon resolution by the shareholders’ meeting. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2025. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

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

The Group currently has four Group VIEs and cash flow from such Group VIEs is immaterial.

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

Our revenues are primarily denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since our future revenues and cash flow will be primarily denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the Class A ordinary shares and/or ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.

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

Our revenues and costs are primarily denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollar proceeds we received from our PRC-offshore financing activities into Renminbi for the Group’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

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

Pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in Chinese Mainland or Hong Kong, including the four PRC-based accounting firms. Although the PCAOB Board voted in December 2022 to vacate its previous determination following the Statement of Protocol signed between the PCAOB and the CSRC and the MOF in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong, we cannot assure you that the PCAOB will always have complete access to inspect and investigate the four PRC-based accounting firms. See “—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.” In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our Class A ordinary shares and/or our ADSs may be adversely affected.

If the auditors of our audit report in this annual report as an independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on the Group’s consolidated financial statements, the Group’s consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

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

Pursuant to the contractual arrangements, to the extent allowed by PRC laws, rules and regulations, Xiaopeng Technology, Xiaopeng Smart Mobility, Xiaopeng Motors Sales, or their respective designated person, have the exclusive right to purchase all or any part of the equity interests in the relevant Group VIEs from their respective affiliate shareholders equal to the amount of the relevant registered capital contributed by the affiliate shareholders in the relevant Group VIEs. If such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. Subject to relevant laws and regulations, the affiliate shareholders of the relevant Group VIEs shall return any amount of purchase price they have received to Xiaopeng Technology, Xiaopeng Smart Mobility or Xiaopeng Motors Sales. In September 2021, Xiaopeng Technology acquired 50% of equity interest in Zhipeng IoV from its individual shareholders, and Xiaopeng Smart Mobility acquired 50% of equity interest in Yidian Smart Mobility from its individual shareholders. As the transfer prices of such equity transfers might be subject to review and tax adjustment with reference to the market value by the relevant tax authorities, such authorities may require Xiaopeng Technology or Xiaopeng Smart Mobility to pay individual income taxes in the PRC on behalf of the individual shareholders for ownership transfer income with reference to the market value accordingly, in which case the amount of tax could be substantial.

The affiliate shareholders of the Group VIEs may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We rely on the affiliate shareholders of the Group VIEs to abide by the obligations under such contractual arrangements. Their interests as the affiliate shareholders of the Group VIEs may differ from the interests of our company as a whole, as what is in the best interests of the Group VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirements, may not be aligned with the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the Group VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, the Group VIEs may be jeopardized if such shareholders breach the terms of the contractual arrangements or are subject to legal proceedings.

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

Our current memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes, save that each Class A ordinary share and Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (a) any amendment to our memorandum or articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive director; (c) the appointment or removal of our auditors; or (d) the voluntary liquidation or winding-up of us. As of March 31, 2026, Mr. Xiaopeng He, our co-founder and chairman beneficially owned all the Class B ordinary shares issued and outstanding, which represented 69.1% of the voting power of our total issued and outstanding shares. As a result, Mr. He has the ability to control or exert significant influence over important corporate matters to the extent permitted under the Hong Kong Listing Rules, and the memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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

If the custodians or authorized users of our controlling intangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

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

The trading price of our ADSs and Class A ordinary shares has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, the stock prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities, including technology companies, may affect the attitudes of investors toward Chinese companies listed in the U.S. and/or Hong Kong, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020. In particular, concerns about the economic impact of the COVID-19 pandemic have triggered significant price fluctuations in the U.S. stock market. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of our Class A ordinary shares and/or our ADSs.

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

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and ADSs to decline significantly. As of March 31, 2026, we had 1,562,950,344 Class A ordinary shares and 348,708,257 Class B ordinary shares issued and outstanding, excluding 2,195,880 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Plan and 2025 Scheme. All ADSs representing our Class A ordinary shares sold in our initial public offering in the U.S. and follow-on public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

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

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the Deposit Agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the Class A ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

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

Based on the composition of our income and assets and the value of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for the year ended December 31, 2025, although there can be no assurance in this regard.

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

Our principal executive offices are located at No.10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, Guangdong 510640, People’s Republic of China. Our telephone number at this address is +86-20-6680-6680. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States in connection with our registration statements is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. We maintain our website at https://www.xpeng.com/. The information contained on, or linked from, our website is not a part of this annual report.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

We are a leading Chinese Smart EV and NEV company that designs, develops, manufactures, and markets Smart EVs and NEVs that primarily appeal to the large and growing base of middle-class consumers in China. We are also expanding our international presence, with a focus on the mid- to high-end segment in the global passenger vehicle market. Since inception, we have taken an innovative technology path to our envisioned future of mobility. We intend to empower consumers with our differentiated Smart EVs and NEVs that can offer disruptive mobility experiences. We believe this can be achieved by fast iteration of software and seamless integration with hardware, which enable us to lead the innovation of Smart EV and NEV technologies and provide differentiated Smart EV and NEV products to consumers.

Since our inception in 2015, we have become one of the leading Smart EV and NEV companies in China, with leading software and hardware technology at our core and bringing innovation in advanced driver assistance, smart connectivity and core vehicle systems. We develop full stack advanced driver assistance systems, or ADAS, software in house and have deployed such software on mass-produced vehicles. We started to roll out our XNGP in March 2023 and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographical coverage has expanded swiftly in China.

Our Smart EVs and NEVs are designed to appeal to the large growing base of middle-class consumers globally. We primarily target the mid- to high-end segment in the global passenger vehicle market. Consumers choose our products primarily because of attractive design, industry-leading electrification and smart technologies, interactive smart mobility experience and long driving range.

Since December 2018, we have launched and continuously upgraded a series of strategically positioned vehicle models. We are building a rapidly expanding, diversified portfolio of attractive Smart EV and NEV models to capture the growing demand for Smart EVs and NEVs and appeal to the differentiated needs of a broad customer base.

•	In March 2025, we upgraded the G6 and the G9 to their respective 2025 Edition and started delivery during the same month.

•	In April 2025, we upgraded the X9 to its latest 2025 Edition.

•	In July 2025, we launched the G7 and started delivery during the same month.

•	In August 2025, we launched the Next P7 and started delivery during the same month.

•	In November 2025, we launched the X9 EREV and started delivery during the same month.

•	In January 2026, we upgraded the P7+, the G6 and the G9 to their respective 2026 versions, and launched the EREV versions of the G7 and the P7+.

•	In March 2026, we launched the EREV version of the G6 and started delivery during the same month.

•	In April 2026, we upgraded the MONA M03 to its latest 2026 Edition and started the presale of GX.

We currently offer the following models:

•	Sedan

•	MONA M03 (BEV) with a wheelbase of 2,815 mm and CLTC range between 510 km and 640 km.

•	Next P7 (BEV) with a wheelbase of 3,008 mm and CLTC range between 702 km and 820 km.

•	P7+ (BEV / EREV) with a wheelbase of 3,000 mm and CLTC total range between 615 km and 725 km for BEV version and reaches 1,550 km for EREV version.

•	SUV

•	G6 (BEV / EREV) with a wheelbase of 2,890 mm and CLTC total range of 625 km for BEV version and reaches 1,704 km for EREV version.

•	G7 (BEV / EREV) with a wheelbase of 2,890 mm and CLTC total range between 602 km and 702 km for BEV version and reaches 1,704 km for EREV version.

•	G9 (BEV) with a wheelbase of 2,998 mm and CLTC range between 625 km and 725 km.

•	MPV

•	X9 (BEV / EREV) with a wheelbase of 3,160 mm and CLTC total range between 650 km and 750 km for BEV version and reaches 1,602 km for EREV version.

Our ADAS and in-car intelligent operating system enable customers to enjoy a differentiated smart mobility experience, and our Smart EVs and NEVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and NEVs and has become a critical value proposition appealing to customers.

We seek to expand our customer reach by extending our online and physical sales and service network. We had a total of 721 stores, covering 255 cities in China as of December 31, 2025. These stores in our sales network include both stores directly operated by us and franchised stores. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs or NEVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. In addition, we started to launch the 480kW S4 supercharging stations in China in 2022. As of December 31, 2025, XPENG self-operated charging station network further expanded to 3,159 stations, including 2,654 XPENG self-operated supercharging stations and 505 destination charging stations. Our S4 and S5 supercharging stations have covered 222 cities in China, including all of the tier-1 and the new tier-1 cities.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We currently mainly manufacture our vehicles at our own Zhaoqing and Guangzhou plants. In addition, as of March 31, 2026, the construction of our new manufacturing base in Wuhan has been completed, which had obtained the property ownership certificate upon completion of the inspection and acceptance procedures conducted by relevant government authorities.

Our total revenues grew rapidly from RMB30,676.1 million in 2023 to RMB40,866.3 million in 2024, and further to RMB76,719.7 million in 2025. The deliveries of our Smart EVs and NEVs increased from 141,601 units in 2023 to 190,068 units in 2024, and further to 429,445 units in 2025, representing a significant year-on-year growth rate of 125.9% between 2024 and 2025. Along with strong revenue growth, our gross profit margin increased from 1.5% in 2023 to 14.3% in 2024, and further increased to 18.9% in 2025.

Products

Our products include Smart EVs, NEVs and advanced ADAS software system. We design, develop, manufacture and market Smart EVs and NEVs, and we develop full-stack ADAS software system in-house. We design our Smart EVs and NEVs to satisfy the needs and preferences of middle-class consumers in China. Primarily priced in the mid- to high-end segment, our Smart EVs and NEVs offer customers a great-to-drive and great-to-be-driven experience, as well as compelling value proposition.

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

Next P7

In August 2025, we launched the Next P7, which is an all-new coupe sports sedan, and started delivery during the same month. The Next P7 is built on an 800V high-voltage SiC platform and equipped with a 5C ultra-fast-charging intelligent battery.

G9

In September 2022, we launched the G9, which is a mid- to large-sized SUV, and started mass delivery in October 2022.

Featuring our powertrain system using 800V high-voltage Silicon Carbide (SiC) platform, the G9 demonstrates greater energy utilization efficiency and charging efficiency compared to other EVs built on a 400V platform.

In March 2025 and January 2026, we upgraded the G9 to its 2025 Edition and 2026 Edition, respectively.

G6 and G6 EREV

In June 2023, we launched the G6, which is a coupe SUV, and started delivery to customers in July 2023.

Based on our next-generation technology architecture, SEPA 2.0, the G6 is equipped with our powertrain system using 800V high-voltage SiC platform and features cutting-edge front and rear integrated aluminum body die-casting technology and Cell Integrated Body (CIB) battery-body integration technology.

In March 2025 and January 2026, we upgraded the G6 to 2025 Edition and 2026 Edition, respectively. In March 2026, we further launched the EREV version of the G6 and started delivery during the same month.

X9 and X9 EREV

In January 2024, we launched the X9, which is a large seven-seater MPV, and started delivery during the same month.

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

In November 2025, we launched the X9 EREV and started delivery during the same month. The X9 EREV features a combination of a large-capacity fuel tank that was designed for extended-range operation, and supports 5C ultra-fast-charging capability under an 800V high-voltage SiC platform.

MONA M03

In August 2024, we launched the first model of the MONA series, MONA M03. Deliveries of MONA M03 started in August 2024. MONA M03, an all-electric hatchback coupe, has a wheelbase of 2,815 mm and CLTC range between 510 km and 640 km. MONA M03 demonstrated leading wind resistance among mass-produced pure electric hatchbacks.

In April 2026, we upgraded the MONA M03 to the 2026 Edition.

P7+ and P7+ EREV

In November 2024, we launched the P7+ and started delivery during the same month. With a 5,056 mm body length and a 3,000 mm wheelbase, the P7+ allows rear passengers ample headroom and enough room for both rows to stretch out. Equipped with our in-house the Hawkeye Visual Solution, P7+ features built-in advanced ADAS across the entire lineup.

In January 2026, we launched the 2026 Edition of the P7+ and its EREV version, the P7+ EREV, and started delivery during the same month. The 2026 Edition of the P7+ is built on an 800V high-voltage SiC platform and equipped with a 5C ultra-fast-charging intelligent battery. Its EREV version offers a combined CLTC range of 1,550 km.

G7 and G7 EREV

In July 2025, we launched the G7 and started delivery to customers in the same month. The G7 was designed for families and individual consumers seeking advanced technology and comfort. In addition, the G7 supports ADAS and smart infotainment systems and supports 5C ultra-fast charging under an 800V high-voltage SiC platform.

In January 2026, we launched the 2026 Edition of the G7 and its EREV version, the G7 EREV, and started delivery during the same month. The G7 EREV version offers a combined CLTC range of 1,704 km.

Plans to Launch New Models

We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We have invested in multiple powerful EV vehicle platforms over the past few years. Our future models will be based on these platforms and our latest technology architecture, adaptable and flexible with multiple vehicle platforms.

Deliveries of our Smart EV and NEV

The following table sets forth the number of our vehicles delivered to customers in the periods indicated:

	For the three months ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Total	18,230	23,205	40,008	60,158	21,821	30,207	46,533	91,507	94,008	103,181	116,007	116,249

Our Technologies

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for consumers. By developing our proprietary software and hardware technologies, we are able to retain better control over the performance and experience of our Smart EVs and NEVs and have the flexibility to continuously upgrade them.

Our ADAS

We have dedicated significant research and development efforts in ADAS technology, which we believe is a key element for the Smart EV and NEV experience. Our research and development capabilities enable us to continuously improve our ADAS and achieve fast system iterations.

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

In May 2024, we introduced end-to-end model to smart driving, and in July, we upgraded our ADAS to achieve nationwide full-scale availability with no restrictions on cities, routes, or road conditions. In August 2024, we revealed our Hawkeye Visual Solution and made the P7+ launched in November 2024 our first vehicle model equipped with Hawkeye Visual Solution, while our OTA updates in January 2025 empowered other eligible models with the updated ADAS. In March 2026, we commenced the gradual rollout of our latest ADAS, VLA 2.0, to users.

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

On May 20, 2024, we introduced an all-domain large language model for smart cockpits. In July 2024, we announced a full scale rollout of the updated in-car OS to all eligible models globally, which adds features such as remote voice control, gesture control, and versatile NFC touch control. In January 2025, we introduced several new features including a personalized operating system that supports multi-language voice controls such as English, French, and Thai.

Powertrain

Powertrain plays a critical role in our ability to deliver safe and high-performance EVs at competitive prices. The powertrain of our Smart EV and NEV consists of the battery system, electric drive system, high voltage system and vehicle control unit, or VCU. Leveraging our superior in-house research and development capabilities, we are able to differentiate our Smart EVs and NEVs in key powertrain features, such as charging efficiency, battery safety, range, noise, drivability and digitization. The powertrain’s ECUs are amenable to OTA firmware updates, which enable us to improve the powertrain’s functions and customer experience after delivery.

The battery system of our Smart EV and NEV utilizes high-energy density battery cells. We utilize lithium nickel manganese cobalt oxide, or NCM, cells and LFP cells for our batteries. Through our research and development efforts, we seek to enhance the energy density of the battery pack and reduce its cost, while also maintaining its safety, reliability and longevity.

We rolled out our powertrain system using 800V high-voltage SiC platform on the debut of the G9 in September 2022. As a result, the G9 demonstrated greater energy utilization efficiency and charging efficiency compared to other EVs built on a 400V platform. In addition, we launched the X9 EREV in 2025, our first EREV model, which features 5C ultra-fast-charging and 800V high-voltage SiC platform, demonstrating great energy utilization efficiency and resolves range anxiety.

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

Sales and Marketing

We seek to cost-efficiently expand our customer reach and grow sales. We had a total of 721 stores, covering 255 cities in China as of December 31, 2025. These stores in our sales network include both stores directly operated by us and franchised stores.

While currently we primarily sell products and services in China’s market, we also made positive progress in overseas markets since we delivered the first batch of G3 to Norway in December 2020. Our footprint currently extended across multiple continents, including multiple countries or regions in Europe, Asia and other continents.

Comprehensive Services

We offer our customers a comprehensive suite of charging solutions and after-sales services, as well as various value-added services. These services offer our customers a convenient experience and enable full lifecycle engagement with our customers, which in turn improves their loyalty.

Charging Solutions

We aim to offer our customers a convenient charging experience by giving them access to a wide and expanding charging network in a cost-efficient manner. Our customers can choose to charge their EVs using home chargers, XPENG self-operated charging station network, or third-party charging stations. We will continue to expand the XPENG self-operated charging station network coverage, to provide greater accessibility and enhanced charging experience to our customers.

In September 2022, we launched seven 480kW S4 supercharging stations in five cities in China. Our S4 and S5 supercharging stations significantly shortened the charging time for our customers with the models that are equipped with 800V high-voltage platform. Moreover, the 5C ultra-fast-charging intelligent battery, which is available on most of our models, further reduces the charging time and enhances the overall safety performance. As of December 31, 2025, XPENG self-operated charging station network further expanded to 3,159 stations, including 2,654 XPENG self-operated supercharging stations and 505 destination charging stations. Our S4 and S5 supercharging stations have covered 222 cities in China, including all of the tier-1 and the new tier-1 cities.

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

On September 23, 2025, we and Charge+ have officially announced a strategic partnership to enable long distance driving for EVs by building a network of high-powered supercharging hubs across Southeast Asia, including Singapore, Malaysia, and Thailand.

After-Sales Services and Warranty

We provide efficient after-sales services both offline and online. Offline services are available at our service centers and cover repairs and maintenance for our Smart EVs and NEVs. We also provide online after-sales services, which are enabled by our cloud capabilities and high-speed connectivity of our Smart EVs and NEVs. Our system is able to monitor vehicle performance status in real time, remotely diagnose certain vehicle malfunctions and potential issues and recommend solutions to prevent problems. Certain software-related issues can be resolved remotely through OTA updates. In addition, we have developed an intelligent remote diagnosis system, which detects potential system error before it occurs to ensure vehicle safety. We also offer competitive warranty terms for our Smart EVs and NEVs.

Other Services

We also offer the following services.

•

Insurance Technology Support. We provide technology support to our customers who purchased our Smart EVs and NEVs so they may readily obtain automotive insurance from insurance companies. To offer a convenient experience, we leverage some intelligent functions with patented technology to help customers to quickly make insurance claims. In April 2023, GIIA, a Group VIE as an insurance intermediary with qualifications for nationwide sale of insurance products, collection of insurance premiums, investigation and settlement of losses on an agency basis, started operating and entered into cooperation agreements with certain mainstream insurance companies. We also announced strategic cooperation relationships with leading insurance companies to explore insurance products and services in relation to ADAS.

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

Strategic Transactions

On July 26, 2023, we and the Volkswagen Group entered into the VW Technical Framework Agreement on strategic technical collaboration and the VW Share Purchase Agreement for strategic minority investment by the Volkswagen Group in us. Pursuant to the VW Technical Framework Agreement, we and the Volkswagen Group will cooperate on joint development of the two B-class battery electric vehicles models for sale in the Chinese market under Volkswagen brand, leveraging respective core competencies and our G9 platform and connectivity and ADAS software. Pursuant to the VW Share Purchase Agreement, on December 6, 2023, we completed the issuance of an aggregate of 94,079,255 Class A ordinary shares to Volkswagen Nominee for approximately US$705.6 million. Furthermore, on February 29, 2024, we and the Volkswagen Group announced to have entered into a Master Agreement on Platform and Software Strategic Technical Collaboration (the “Master Agreement on Strategic Technical Collaboration”), to jointly develop two B-class battery electric vehicles. As part of the Master Agreement, we and the Volkswagen Group have also entered into a joint sourcing program for the common parts of vehicles and platform that used by both parties. On April 17, 2024, we and the Volkswagen Group have entered into a framework agreement on technical collaboration with respect to Electrical/Electronic architecture. Under the E/E Architecture technical collaboration, we and the Volkswagen Group will jointly develop and integrate our latest generation of E/E Architecture to Volkswagen’s China Main Platform (CMP) in China. The jointly developed E/E Architecture is expected to equip Volkswagen brand electric vehicles produced in China from 2026. On July 22, 2024, we and the Volkswagen Group announced to have entered into a Master Agreement on E/E Collaboration to jointly develop E/E Architecture for all locally produced vehicles based on Volkswagen’s China Main Platform (CMP) and Modular Electric Drive Matrix (MEB) platform. On January 5, 2025, we and the Volkswagen Group China announced a Memorandum of Understanding (MOU) to jointly build charging networks in China. Over 20,000 charging piles operated by both parties across 420 cities in China will be accessible to customers of both us and Volkswagen Group China. Both parties will also jointly explore the cooperation on co-branded super-fast charging stations, accelerating the expansion of charging networks and enhancing the charging experience for customers. On August 15, 2025, we and the Volkswagen Group announced that both parties have entered into an Agreement on Expanding E/E Architecture Technical Collaboration (the “Expanded Technical Collaboration”). The signing of this agreement marks that the E/E Architecture will be not only integrated into Volkswagen’s electric vehicle platforms, but also deployed across its Internal Combustion Engine (ICE) and Plug-in Hybrid Electric Vehicle (PHEV) platforms in China, thereby significantly expanding the strategic technical collaboration to broader markets.

On August 27, 2023, we entered into a share purchase agreement with DiDi and Da Vinci Auto Co. Limited, a wholly-owned subsidiary of DiDi, to acquire, in consideration for the Company’s newly issued Class A ordinary shares, the entire issued share capital of Xiaoju Smart Auto Co. Limited, which, together with its subsidiaries, is contemplated to be able to operate the smart auto development business previously conducted by DiDi. We and DiDi simultaneously entered into the DiDi Strategic Cooperation Agreement to embark on cooperation in various areas, including the research and development of the new Smart EV model, operation of the Company’s Smart EV models on DiDi’s ride sharing platform, marketing, financial and insurance services, charging, Robotaxi and the joint development of international markets. On November 13, 2023, upon the initial closing of the DiDi Share Purchase Agreement, we issued 58,164,217 Class A ordinary shares to DiDi, and DiDi’s smart auto development business became wholly owned by us and its financial results have been consolidated into our consolidated financial statements. On August 13, 2024, upon the SOP closing of the DiDi Share Purchase Agreement, we issued 4,636,447 Class A ordinary shares to DiDi, and started to deliver MONA M03 in the same month. We may issue additional Class A ordinary shares to DiDi under the DiDi Share Purchase Agreement upon satisfaction of certain milestones under such agreement.

Manufacturing

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We take a lean production approach, with the aim of continuous optimization in operating efficiency and product quality. We currently mainly manufacture our vehicles at our own Zhaoqing and Guangzhou plants. In addition, as of March 31, 2026, the construction of our new manufacturing base in Wuhan has been completed, which had obtained the property ownership certificate upon completion of the inspection and acceptance procedures conducted by relevant government authorities.

With the development of our international expansion, we strategically collaborate with third-party manufacturers in certain overseas markets to support localized production. For instance, we have engaged local manufacturing partners and initiated localized production projects in 2025 in Europe and Southeast Asia. We may continue to expand such arrangements as our international operations grow.

Data Privacy and Security

We are committed to complying with applicable data protection laws and protecting the security of personal data. We mainly collect and store data relating to the usage of the ADAS system, infotainment system, as well as data collected through our sales and services channels. Such data primarily includes, among others, name, contact information and payment information. In addition, we also collect vehicle data of our Smart EVs and NEVs, including, among others, vehicle condition, location information, assisted driving information, charging status, maintenance status, as well as information of the in-car infotainment system, such as information relating to smart voice assistant, smart navigation, music, data traffic and third-party apps. Such data is collected in accordance with applicable data protection laws and regulations. Our privacy policy, which is provided to every customer, describes our data processing activities. Specifically, we undertake to manage and use the data collected from customers in accordance with applicable laws and make reasonable efforts to prevent unauthorized use, loss, or leakage of customer data and will not disclose sensitive customer data to any third party without appropriate and necessary business needs, except under legal requirement or certain circumstances specified in the customer consent. We implement data security measures, for instance, access control and identity verification. We strictly limit and monitor employee access to customer personal data. We provide data privacy and information security training to these employees and require them to report any information security breach. Our business partners may have access to the data collected within the scope of their service. We take various measures, such as entering into separate confidentiality agreements or data protection agreements with our business partners, adopting necessary data security measures such as encryption, to protect such data.

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

Competition

We have strategically focused on offering Smart EVs and NEVs for the mid- to high-end segment of the global passenger vehicle market. We directly compete with (i) other EVs, including pure play EVs, and NEVs, which include plug-in hybrid electric vehicles, hybrid electric vehicles and fuel cell electric vehicles, especially those targeting the mid- to high-end segment, and (ii) ICE vehicles in the mid- to high-end segment offered by traditional OEMs. Furthermore, traditional OEMs that have strong brand recognition, substantial financial resources, sophisticated engineering capabilities and established sales channels may shift their focus towards the EV market in the future. We believe that our competitive advantage over existing and potential competitors lies in our innovative product offerings localized for consumers in China, ability to offer a great-to-drive and great-to-be-driven experience, robust software and hardware technologies, scalable and efficient platforms and our winning Smart EV and NEV team.

Intellectual Property

We have developed a number of proprietary systems and technologies, and our success depends on our ability to protect our core technology and intellectual property. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights.

Employees

As of December 31, 2023, 2024 and 2025, we had a total of 13,550, 15,364 and 19,884 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2025.

Function	Number of Employees	Percentage to Total
Research and development	8,845	44.5%
Sales and marketing	5,501	27.7%
Manufacturing	4,783	24.1%
General and administration	55	0.3%
Operation	700	3.5%

Total	19,884	100%

As of December 31, 2025, 19,499 of our employees were based in Chinese Mainland or Hong Kong, and 385 of our employees were based overseas.

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

In addition, we own land use rights with respect to a parcel of land of over 1,000,000 square meters in Wuhan, Hubei Province, and such land use rights do not expire until 2072 or at a later time. We have commenced the construction of a new manufacturing base on this parcel of land in July 2021. As of March 31, 2026, the construction of our new manufacturing base in Wuhan has been completed, which had obtained the property ownership certificate upon completion of the inspection and acceptance procedures conducted by relevant government authorities.

As of December 31, 2025, certain manufacturing buildings of Guangzhou and Zhaoqing plants and the land use right of the Wuhan base, Zhaoqing and Guangzhou plants and Guangzhou Xiaopeng Technology Park, and the equipment of Wuhan base were secured for the long-term bank loans with a total appraised value of RMB5.80 billion.

We also maintain a number of leased properties. Our Guangzhou plant is located in Guangzhou, Guangdong Province, where we lease over 1,100,000 square meters of land with 974,000 square meters of construction area. In addition, we lease a number of properties in Beijing, Shanghai and Shenzhen as well as in Silicon Valley and San Diego in the United States, primarily for research and development. We also lease a number of facilities for our direct stores, self-operated charging stations and logistics centers across China and several flexible workspaces or co-working spaces in overseas countries and regions.

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

Raw Materials and Suppliers

We incur significant costs related to procuring components and raw materials required to manufacture our Smart EVs and NEVs. We use various components and raw materials in our business, such as steel and aluminum, as well as lithium battery cells, millimeter-wave radar, or mmWave radar, and semiconductors. The prices for these components and materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, and thus our business and operating results are subject to variability in the cost and availability of these components and materials. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increases in costs, disruption of supply or shortage of components and materials could have a material adverse impact on our business.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs and NEVs according to our schedule and at prices, quality levels and volumes acceptable to us.”

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

PRC Permissions and Approvals

We have obtained all requisite permissions and approvals that are material to the Group’s operations in China as of the date hereof, including Zhaoqing Xiaopeng New Energy, and our Smart EVs and NEVs (the MONA M03, the Next P7, the P7+ (including the P7+ EREV), the G6 (including the G6 EREV), the G7 (including the G7 EREV), the G9, the X9 (including the X9 EREV)) being listed in the Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC, or the MIIT, which is the entry approval for Zhaoqing Xiaopeng New Energy to become a qualified manufacturer for the manufacturing and sales of our Smart EVs and NEVs. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.”

Furthermore, the PRC authorities have promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Security and Privacy Protection”. According to these new laws and regulations, if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.”

Regulation Related to Corporate Governance and Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended in December 2023. The revised PRC Company Law took effect in July 2024. Among other things, the law stipulates that the subscribed capital contributions in a limited liability company must be fully paid by the shareholders within five years of the incorporation date of such company. The Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law promulgated by the State Council in July 2024 further set out some transitional arrangements for companies established prior to June 30, 2024. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies.

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2024 version), or the 2024 Foreign Investment Negative List, as promulgated on September 6, 2024 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and taking effect from November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2025 version), as promulgated by the NDRC and the MOFCOM on December 15, 2025 and taking effect on February 1, 2026. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

Regulation Related to Compulsory Product Certification

According to the Administrative Regulations on Compulsory Product Certification as promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ, which was merged into the SAMR afterwards, on July 3, 2009 and became effective on September 1, 2009 and as most recently revised on September 29, 2022 and implemented on November 1, 2022, and according to the List of the First Batch of Products Subject to Compulsory Product Certification as promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee, or the CAA on December 3, 2001, and became effective on the same day, QSIQ is responsible for the quality certification of automobiles. Automobiles and the relevant accessories must not be sold, exported or used in operating activities until they are certified by certification authorities designated by CAA as qualified products and granted certification marks.

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

On December 29, 2016, the MOF, the MOST, the MIIT and NDRC jointly promulgated the Circular on Adjusting the Subsidy Policies on Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the NEV Subsidy Policies, which became effective on January 1, 2017, to enhance the technical requirements and adjust the subsidy criteria of qualified new energy vehicles in the Recommended NEV Catalogue. The Circular on Adjusting the NEV Subsidy Policies caps the subsidy amount from the local governments at 50% of the subsidy amount from the central government, and further specifies that national and local subsidies for purchasers purchasing new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to the then-existing subsidy standards. The MOF, the MOST, the MIIT and the NDRC promulgated a series of circulars in 2018 and 2019 to further adjust the technical requirements and subsidy criteria of new energy vehicles eligible for government subsidies.

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

Regulation Related to Electric Vehicle Charging Infrastructure

Pursuant to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles which took effect on July 14, 2014, the Guiding Opinions of the General Office of the State Council on Accelerating the Construction of Charging Infrastructure of the Electric Vehicle which took effect on September 29, 2015, the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020) which took effect on October 9, 2015 and the Development Plan for the New-energy Vehicle Industry (2021-2035) which took effect on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and requires relevant local authorities to adopt simplified construction approval procedures and expedite the approval process. In particular, only newly-built centralized charging and battery replacement power stations with independent land occupation are required to obtain the construction approvals and permits from the relevant authorities. Government guidance price should be implemented in managing the rate of the charging service fees before the year 2020. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructure in Residential Areas jointly promulgated by the NDRC, the National Energy Administration, the MIIT and the Ministry of Housing and Urban-Rural Development on July 25, 2016 provides that charging infrastructures in residential areas should be covered by product liability insurance policies and charging safety liability insurance policies, and operators of electric vehicle charging and battery swap infrastructure facilities are required to be covered under safety liability insurance policies. Furthermore, on January 10, 2022, the NDRC, together with other competent government authorities, promulgated the Implementation Opinions on Further Improving the Service Guarantee Capability of Electric Vehicle Charging Infrastructure, targeting to further strengthen the electric vehicle charging infrastructure’s capacity by optimizing the construction of urban public charging network and accelerating the effective coverage of the fast-charging facilities on the highways. In addition, on July 20, 2023, the NDRC and the MIIT, together with several other government authorities, promulgated the Several Measures for Promoting Automobile Consumption, which aims to strengthen the construction of supporting facilities for new energy automobiles by, among others, accelerating the construction of charging infrastructure in townships and countries, highways, residential areas and other locations. Moreover, in 2024, the Ministry of Finance, the MIIT and the Ministry of Transport jointly launched a nationwide pilot project for the development of county-level charging and battery swap infrastructure from 2024 to 2026, supported by central fiscal incentive funds aimed at achieving full coverage of charging facilities in townships across China. In June 2025, the NDRC, the National Energy Administration and other relevant authorities issued the Notice on Promoting the Scientific Planning and Construction of High-Power Charging Facilities, which sets a target of more than 100,000 high-power charging facilities nationwide by the end of 2027, with a focus on promoting the construction of such facilities in highways and core urban areas. Furthermore, on September 24, 2025, the NDRC, the National Energy Administration, the MIIT, the Ministry of Housing and Urban-Rural Development, the Ministry of Transport and the State Administration for Market Regulation jointly issued the Three-Year Doubling Action Plan for Electric Vehicle Charging Facility Service Capacity (2025-2027), which sets an overall target to build 28 million charging facilities nationwide by the end of 2027, and outlines five special actions to upgrade public charging facilities, optimize charging conditions in residential areas, promote large-scale vehicle-grid interaction, improve power supply capacity, and enhance charging operation service quality.

Moreover, various local governmental authorities have implemented measures to encourage the construction and development of the electric vehicle charging infrastructure. For instance, on June 14, 2025, the General Office of the Municipal Government of Guangzhou promulgated the Three-Year Action Plan for Promoting the Development of the Intelligent Connected New Energy Vehicle Industry in Guangzhou, which took effect on the same day and will remain effective for three years, aiming, among other things, to accelerate the high-quality development of the intelligent connected new energy vehicle industry in Guangzhou and promote the construction of supporting facilities for new energy vehicles.

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

Regulation Related to Automobile Sales and Consumer Rights Protection

Pursuant to the Product Quality Law of the PRC promulgated on February 22, 1993 and most recently amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and may be subject to confiscation of the products and fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the violator’s business license may be revoked. Pursuant to the Regulations on the Administration of Recall of Defective Automobile Products, which was issued by the State Council on October 22, 2012 and amended on March 2, 2019, together with the relevant implementing measures as issued by the SAMR, or the Recall Regulations, manufacturers shall recall all defective automobiles in accordance with requirements contained therein; otherwise, the product quality supervision department of the State Council shall order manufacturers to recall accordingly. On November 23, 2020, the SAMR issued a Circular on Further Strengthening the Regulation of Recall of Automobile with Over-The-Air (OTA) Technology, or the OTA Recall Circular, pursuant to which automobile manufacturers that provide technical services to sold automobiles through OTA technology are required to complete filings with the SAMR in accordance with the Recall Regulations, and for technical services through OTA implemented from January 1, 2020 to the date of issuance of the OTA Recall Circular, the automobile manufacturers shall make supplementary filings with the SAMR before December 31, 2020. In addition, if an automobile manufacturer uses OTA technology to eliminate defects and recalls its defective products, it shall make a recall plan and complete a filing with the SAMR in accordance with the Recall Regulations. On February 25, 2025, the MIIT promulgated the Notice on Further Strengthening the Administration of Access, Recall and OTA Upgrading of Intelligent Connected Vehicle Products, which aims to strengthen the management of access and recall for intelligent connected vehicle products and to further regulate the OTA upgrading activities. In particular, the notice requires that technical parameters relating to combined driving assistance systems and OTA upgrading be added to the main technical parameters table for vehicle products, and such parameters will be incorporated into the MIIT’s administration of product access and production consistency and filed with SAMR to facilitate defect investigations and recalls.

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

On November 17, 2023, the MIIT, the Ministry of Public Security, the Ministry of Housing and Urban-Rural Development and the Ministry of Transport issued, with effect from the same day, the Notice of Implementing the Pilot Program of Access and On-road Traffic of Intelligent Connected Vehicles. This notice also included an annex setting out implementation guidelines for the pilot program. The notice and its implementation guidelines established a pilot program for the on-road testing of intelligent connected vehicles. Pursuant to the notice, the authorities may select intelligent connected vehicles for on-road traffic pilot programs on the basis of road tests and product demonstrations. Eligible intelligent connected vehicles are those which are equipped with L3 or L4 autonomous driving functions (as defined in the Taxonomy of Driving Automation for Vehicles) and are capable of being mass produced. To be considered for the pilot, manufacturers and users of these vehicles must jointly develop an application plan and apply for the pilot qualification. The users must purchase vehicular insurance, apply for registration, monitor the operation of the vehicle, and ensure that the vehicle is used safely. If the intelligent connected vehicle will be used to provide transportation services as part of the pilot, the requisite operational licenses must also be obtained. The implementation guidelines provide that the users of the vehicles must (i) be an independent legal person registered under the PRC law that has fixed business premises in the city where the intelligent connected vehicles are to be operated and the capabilities to effectively support the development of safety and security work for the operation of the intelligent connected vehicles; (ii) establish a team that includes a team lead and management personnel, each with specified tasks and duties, to ensure the safe operation of the intelligent connected vehicles; (iii) establish a sound operational safety system, monitor the intelligent connected vehicles to ensure road safety, and respond in the event of emergencies, and (iv) obtain the appropriate operational licenses and qualifications if the user is engaged in the operation of transportation services.

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law, which came into effect on June 1, 2017 and was amended on October 28, 2025. The Cybersecurity Law applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. Under the Cybersecurity Law, “networks” is defined as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events, taking measures to classify, backup and encrypt important data; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

On September 12, 2025, SAFE issued the Notice of the State Administration of Foreign Exchange on Matters Concerning the Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financing, which further streamlined foreign exchange administration relating to cross-border investment and financing on a nationwide basis. Pursuant to this notice, (i) the registration of basic information for pre-establishment expenses under inbound direct investment is abolished, and foreign investors may directly open pre-establishment expense accounts and remit pre-establishment funds with banks without completing such registration prior to account opening; (ii) the registration for domestic reinvestment by foreign-invested enterprises is abolished, and provided that the investment complies with the negative list for foreign investment access and the domestic investment project is genuine and compliant, the investee enterprise or equity transferor is no longer required to complete the registration for receiving domestic reinvestment, and the domestic reinvestment funds may be directly transferred to the relevant account; and (iii) foreign investors and foreign-invested enterprises are permitted to reinvest foreign exchange profits lawfully generated from foreign direct investment in the PRC, and such foreign exchange funds may be directly remitted to the capital account of the investee enterprise or the capital account settlement account of the equity transferor.

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

The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement between the Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners”.

Value-Added Tax

On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, which came into effect on January 1, 2026, and the Regulation on the Implementation of the Value-Added Tax Law of the PRC, which came into effect on the same day. Pursuant to the Value-Added Tax Law of the PRC and its implementation regulation, unless otherwise stipulated by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchases can be offset against such output VAT.

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

Regulations on M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2026. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Investors in our Class A ordinary shares and ADSs are purchasing equity interest in XPeng Inc.
(2)

Chengxing Zhidong and its subsidiaries are primarily involved in research and development, manufacturing and selling our Smart EVs and NEVs and providing after-sales services. One of Chengxing Zhidong’s subsidiaries, Zhaoqing Xiaopeng New Energy, holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

(3)	Guangdong Xiaopeng Motors Industry Holding Co., Ltd. and its subsidiaries are primarily involved in providing value-added services.
(4)	50% of equity interest in Zhipeng IoV is held by us, and Mr. Zhiyuan Chen holds the other 50% of the equity interest in Zhipeng IoV.
(5)	50% of equity interest in Yidian Smart Mobility is held by us, and Mr. Dawu Zhao holds the other 50% of the equity interest in Yidian Smart Mobility.
(6)

Xintu Technology is wholly owned by Kuntu Technology. The ultimate holding company of Kuntu Technology is Guangzhou Chengpeng Technology Co., Ltd., in which Ms. Chuxu Li holds 100% of the equity interest.

(7)	GIIA is wholly owned by Guangzhou Xuetao, and Mr. Yeqing Zheng, our vice president, holds 100% equity interest in Guangzhou Xuetao.
(8)	Wholly held by XPeng Dogotix Holdings Limited through intermediary holding entities.
(9)	Guangdong Pengxing Smart Co., Ltd. and its subsidiaries are primarily involved in research and development of robots with human-robot interaction functions.

Contractual Arrangements with the Group VIEs and Their Shareholders

XPeng Inc. is a Cayman Islands holding company, and the Group’s operations are primarily conducted through its subsidiaries in China and through contractual arrangements with the Group VIEs. Under the PRC laws and regulations, (i) the provision of value-added telecommunication service in the PRC is generally subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through Zhipeng IoV and Yidian Smart Mobility, which both operate our mobile Apps; (ii) the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps is subject to foreign investment prohibitions and license requirements, and therefore, we operate such business in China through Xintu Technology and its subsidiary, which is Zhipeng Kongjian, which is primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps. We have applied for and received several surveying and mapping qualifications with respect to our business and will continue upgrading such qualifications; and (iii) the provision of insurance agency service in the PRC is subject to foreign investment restrictions and license requirements, and therefore, we operate such business in China through GIIA, which is primarily engaged in the business of providing insurance agency services.

We have entered into a series of contractual arrangements with each of Zhipeng IoV, Yidian Smart Mobility, Xintu Technology and GIIA, each a Group VIE, and its respective affiliate shareholders, as described in more details below, including (i) power of attorney agreements, equity interest pledge agreements and loan agreements, which provide us with effective control over such Group VIEs; (ii) exclusive service agreements, which allow us to receive substantially all of the economic benefits from such Group VIEs; and (iii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into such Group VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we maintain a controlling financial interest as the primary beneficiary of the Group VIEs for accounting purposes (as defined in US GAAP, ASC 810). We have consolidated their financial results in our consolidated financial statements without owning a majority equity interest in Zhipeng IoV or Yidian Smart Mobility or any equity interest in Xintu Technology or GIIA. The Group VIEs do not have a material contribution to the Group’s results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company.

In the opinion of Fangda Partners, our PRC legal counsel:

•

the ownership structures of Xiaopeng Technology, Xiaopeng Smart Mobility, Xiaopeng Motors Sales and each of the Group VIEs in China do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•

the contractual arrangements among Xiaopeng Technology, Xiaopeng Smart Mobility, Xiaopeng Motors Sales, each of the Group VIEs and their shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

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

The following is a summary of the currently effective contractual arrangements by and among (i) Xiaopeng Technology, Zhipeng IoV and its individual shareholders, (ii) Xiaopeng Smart Mobility, Yidian Smart Mobility and its individual shareholders, (iii) Xiaopeng Technology, Xintu Technology and its shareholder and (iv) Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and its individual shareholder.

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

Contractual Arrangements with Yidian Smart Mobility and Its Shareholders

Exclusive Service Agreement

Under the exclusive service agreement executed in September 2021 (the “Yidian Smart Mobility 2021 Exclusive Service Agreement”), Yidian Smart Mobility appointed Xiaopeng Smart Mobility as its exclusive services provider to provide Yidian Smart Mobility with services related to Yidian Smart Mobility’s business during the term of the Yidian Smart Mobility 2021 Exclusive Service Agreement. In light of the relevant changes in Yidian Smart Mobility’s shareholding structure in 2024, Yidian Smart Mobility and Xiaopeng Smart Mobility further entered into an exclusive service agreement on April 20, 2024 (the “Yidian Smart Mobility 2024 Exclusive Service Agreement”), which replaced the Yidian Smart Mobility 2021 Exclusive Service Agreement. Pursuant to the Yidian Smart Mobility 2024 Exclusive Service Agreement, in consideration for the services provided by Xiaopeng Smart Mobility, Yidian Smart Mobility shall pay Xiaopeng Smart Mobility annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Smart Mobility’s suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the Yidian Smart Mobility 2024 Exclusive Service Agreement or terminated in writing by Xiaopeng Smart Mobility, the Yidian Smart Mobility 2024 Exclusive Service Agreement shall remain effective for 20 years, starting from April 20, 2024, and can be automatically renewed for one year every sequent year unless otherwise terminated in accordance with the terms of the Yidian Smart Mobility 2024 Exclusive Service Agreement or by a written notice served by Xiaopeng Smart Mobility. The Yidian Smart Mobility 2024 Exclusive Service Agreement also provides that Xiaopeng Smart Mobility has the exclusive proprietary rights in any and all intellectual property rights which are developed by Yidian Smart Mobility at the request of Xiaopeng Smart Mobility or are developed by the parties jointly. The above arrangements will ensure the economic benefits generated from the operations of Yidian Smart Mobility will flow to Xiaopeng Smart Mobility and hence, our company as a whole.

Loan Agreement

Pursuant to the loan agreement executed in September 2021 (the “Yidian Smart Mobility 2021 Loan Agreement”), Xiaopeng Smart Mobility provided the then individual shareholders of Yidian Smart Mobility with a loan in the aggregate amount of RMB5.0 million to fund business activities as permitted by Xiaopeng Smart Mobility. The then individual shareholders agreed that the proceeds from the transfer of their respective equity interests in Yidian Smart Mobility, pursuant to the exercise of the right to acquire such equity interests by Xiaopeng Smart Mobility under the exclusive option agreement, may be used by such individual shareholders to repay the loan to the extent permitted under PRC law. The Yidian Smart Mobility 2021 Loan Agreement will remain effective until the earlier of (i) 20 years after the execution date of the Yidian Smart Mobility 2021 Loan Agreement; (ii) the expiry date of Xiaopeng Smart Mobility’s licensed operating period; and (iii) the expiry date of Yidian Smart Mobility’s licensed operating period. During the term of Yidian Smart Mobility 2021 Loan Agreement, Xiaopeng Smart Mobility has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time. On April 20, 2024, the former individual shareholders of Yidian Smart Mobility, the current individual shareholder of Yidian Smart Mobility and Xiaopeng Smart Mobility entered into a tri-party loan assignment agreement (the “Yidian Smart Mobility Loan Assignment Agreement”), pursuant to which the former individual shareholders of Yidian Smart Mobility assigned all of their rights and obligations under the Yidian Smart Mobility 2021 Loan Agreement to the current individual shareholder of Yidian Smart Mobility, and Xiaopeng Smart Mobility agreed that the current individual shareholder of Yidian Smart Mobility would assume all of the rights and obligations of the former individual shareholders of Yidian Smart Mobility under the Yidian Smart Mobility 2021 Loan Agreement.

Equity Interest Pledge Agreement

On April 20, 2024, the current individual shareholder of Yidian Smart Mobility, Yidian Smart Mobility and Xiaopeng Smart Mobility entered into an equity interest pledge agreement (the “Yidian Smart Mobility 2024 Equity Interest Pledge Agreement”), which replaced the equity interest pledge agreement previously executed in September 2021 by and among the then individual shareholders of Yidian Smart Mobility, Yidian Smart Mobility and Xiaopeng Smart Mobility. Pursuant to the Yidian Smart Mobility 2024 Equity Interest Pledge Agreement, the current individual shareholder of Yidian Smart Mobility has pledged all of such shareholder’s equity interests in Yidian Smart Mobility as a security interest, as applicable, to guarantee Yidian Smart Mobility and its individual shareholder’s performance of their respective obligations under the relevant contractual arrangements, which include the Yidian Smart Mobility 2024 Exclusive Service Agreement, the Yidian Smart Mobility 2024 Exclusive Option Agreement, the Yidian Smart Mobility 2024 Power of Attorney, the Yidian Smart Mobility 2021 Loan Agreement and the Yidian Smart Mobility Loan Assignment Agreement. If Yidian Smart Mobility or its current individual shareholder breaches their contractual obligations under these agreements, Xiaopeng Smart Mobility, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Yidian Smart Mobility’s current individual shareholder, Xiaopeng Smart Mobility to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interests of Yidian Smart Mobility from the proceeds from auction or sale of the equity interests. The current individual shareholder of Yidian Smart Mobility agrees that, during the term of the Yidian Smart Mobility 2024 Equity Interest Pledge Agreement, such shareholder shall not transfer the equity interests, place or permit the existence of any security interests or other encumbrance on the equity interests or any portion thereof, without the prior written consent of Xiaopeng Smart Mobility. Yidian Smart Mobility’s current individual shareholder may receive dividends distributed on the equity interests only with prior consent of Xiaopeng Smart Mobility. The Yidian Smart Mobility 2024 Equity Interest Pledge Agreement remains effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

The equity pledge under the Yidian Smart Mobility 2024 Equity Interest Pledge Agreement takes effect upon the completion of registration with the relevant PRC government authority. The registration of the equity interest pledge under the Yidian Smart Mobility 2024 Equity Interest Pledge Agreement, as required by the relevant laws and regulations, has been completed in accordance with PRC laws.

Power of Attorney

On April 20, 2024, the current individual shareholder of Yidian Smart Mobility, Yidian Smart Mobility and Xiaopeng Smart Mobility entered into a power of attorney (the “Yidian Smart Mobility 2024 Power of Attorney”), which replaced the power of attorney previously executed in September 2021 by and among each of the then individual shareholders of Yidian Smart Mobility, Yidian Smart Mobility and Xiaopeng Smart Mobility. Pursuant to the Yidian Smart Mobility 2024 Power of Attorney, the current individual shareholder of Yidian Smart Mobility has irrevocably undertaken to appoint Xiaopeng Smart Mobility or its designated persons (including but not limited directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the current individual shareholders of Yidian Smart Mobility during the term of the Yidian Smart Mobility 2024 Power of Attorney: to act on behalf of such shareholder as his exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in Yidian Smart Mobility according to the articles of association of Yidian Smart Mobility, including but not limited to, the rights to (i) convene and participate in shareholders’ meeting pursuant to the articles of Yidian Smart Mobility in the capacity of a proxy of the current individual shareholder of Yidian Smart Mobility; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholders’ meetings and the appointment and election of directors, supervisors and other senior management of Yidian Smart Mobility to be appointed by the shareholders, dispose the company assets, amend the articles of Yidian Smart Mobility and exercise the rights of the current individual shareholder in the event of liquidation of Yidian Smart Mobility; (iii) sign or submit any required document, which shall include meeting minutes, to any company registry or other authorities in the capacity of a proxy of the current individual shareholder; (iv) to exercise rights of the current individual shareholder and any other voting rights of the current individual shareholder under the relevant PRC laws and regulations and the articles of associations of Yidian Smart Mobility, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreements, asset transfer agreements and individual shareholder resolutions when there is a transfer of shareholding in Yidian Smart Mobility by the current individual shareholder in accordance with the Yidian Smart Mobility 2024 Exclusive Option Agreement, assets transfer, capital reduction or capital increase in Yidian Smart Mobility; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Smart Mobility and its designated persons.

Subject to other terms in the Yidian Smart Mobility 2024 Power of Attorney, the Yidian Smart Mobility 2024 Power of Attorney shall remain effective for 20 years from April 20, 2024, and can be automatically renewed for one year every sequent year. The Yidian Smart Mobility 2024 Power of Attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the Yidian Smart Mobility 2024 Power of Attorney by Yidian Smart Mobility or its current individual shareholder which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.

Exclusive Option Agreement

On April 20, 2024, the current individual shareholder of Yidian Smart Mobility, Yidian Smart Mobility and Xiaopeng Smart Mobility entered into an exclusive option agreement (the “Yidian Smart Mobility 2024 Exclusive Option Agreement”), which replaced the exclusive option agreement previously executed in September 2021 by and among each of the then individual shareholders of Yidian Smart Mobility, Yidian Smart Mobility and Xiaopeng Smart Mobility. Pursuant to the Yidian Smart Mobility 2024 Exclusive Option Agreement, Yidian Smart Mobility and its current individual shareholder, jointly and severally, have irrevocably granted Xiaopeng Smart Mobility an irrevocable and exclusive right to purchase and require Yidian Smart Mobility’s current individual shareholder to transfer, or designate one or more entities or persons to purchase and require Yidian Smart Mobility’s current individual shareholder to transfer the equity interests in Yidian Smart Mobility then held by such individual shareholder, and the assets of Yidian Smart Mobility, once or at multiple times at any time in part or in whole at Xiaopeng Smart Mobility’s sole and absolute discretion to the extent permitted by PRC law. The purchase or transfer price for the equity interests shall be equal to the amount of the relevant registered capital actually contributed by the current individual shareholder in Yidian Smart Mobility while the purchase price for the assets of Yidian Smart Mobility shall be equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Yidian Smart Mobility held by its current individual shareholder and all of Yidian Smart Mobility’s assets have been transferred or assigned to Xiaopeng Smart Mobility or its designated entities or persons.

Subject to the relevant PRC laws and regulations, Yidian Smart Mobility’s current individual shareholder has also undertaken that he will return to Xiaopeng Smart Mobility any consideration he receives in the event that Xiaopeng Smart Mobility exercises the options under the Yidian Smart Mobility 2024 Exclusive Option Agreement to acquire the equity interests in Yidian Smart Mobility.

Further, pursuant to the Yidian Smart Mobility 2024 Exclusive Option Agreement, Yidian Smart Mobility and its current individual shareholder have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Smart Mobility, including but not limited to matters including:

(1)	The current individual shareholder shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(2)	Yidian Smart Mobility shall not increase or reduce the registered capital of the Company, or cause the Company to merge with other entity;

(3)	Yidian Smart Mobility shall not dispose of any material assets (other than in its ordinary course of business);

(4)	Yidian Smart Mobility shall not terminate any material contract or enter into any contract that will conflict with existing material contracts;

(5)	The current individual shareholder shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(6)	Yidian Smart Mobility shall not distribute any distributable profit, bonus or dividend;

(7)

Yidian Smart Mobility shall not take any action (including inaction) that will affect its continued existence or adopt any action that will lead to the possibility of its cessation of business, liquidation or dissolution;

(8)	Yidian Smart Mobility shall not amend its articles; and

(9)	Yidian Smart Mobility shall not lend or borrow any fund, provide guarantee or any form of security, or undertake any substantial obligations other than in its ordinary business operation.

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

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement executed in August 2021, the shareholder of Xintu Technology has pledged all of its equity interest in Xintu Technology as a security interest, as applicable, to respectively guarantee Xintu Technology and its shareholder’s performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If Xintu Technology or its shareholder breaches their contractual obligations under these agreements, Xiaopeng Technology, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Xintu Technology’s shareholder, Xiaopeng Technology, to the extent permitted by PRC laws, may exercise the right to enforce the pledge, which is being paid in priority with the equity interest of Xintu Technology from the proceeds from auction or sale of the equity interest. The shareholder of Xintu Technology agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Technology. Xintu Technology’s shareholder may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Technology. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

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

116

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

Exclusive Service Agreement

Under the exclusive service agreement executed in January 2024, GIIA appointed Xiaopeng Motors Sales as its exclusive services provider to provide GIIA with services related to GIIA’s business during the term of the exclusive service agreement. In consideration for the services provided by Xiaopeng Motors Sales, GIIA shall pay Xiaopeng Motors Sales annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Motors Sales’ suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Motors Sales, the exclusive service agreement shall remain effective for 20 years from January 31, 2024, and can be automatically renewed for one year every sequent year unless otherwise terminated by a written notice served by Xiaopeng Motors Sales. The exclusive service agreement also provides that Xiaopeng Motors Sales has the exclusive proprietary rights in any and all intellectual property rights which are developed by GIIA at the request of Xiaopeng Motors Sales or are developed by the parties jointly. Our directors consider that the above arrangements will ensure the economic benefits generated from the operations of GIIA will flow to Xiaopeng Motors Sales and hence our company as a whole.

Loan Agreement

Pursuant to the loan agreement executed in January 2024, Xiaopeng Motors Sales should provide Mr. Zheng, the individual shareholder of Guangzhou Xuetao, with a loan in the aggregate amount of RMB31.5 million to acquire 100% of equity interest in GIIA through Guangzhou Xuetao from Mr. Tao He and his spouse. Mr. Zheng has pledged all of his equity interest in Guangzhou Xuetao as a security interest to repay the loan provided by Xiaopeng Motors Sales and guarantee the performance of other obligations under the loan agreement. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement; (ii) the expiry date of Guangzhou Xuetao’s licensed operating period; and (iii) the expiry date of GIIA’s licensed operating period. During the term of loan agreement, Xiaopeng Motors Sales has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement executed in January 2024, Mr. Zheng, the individual shareholder of Guangzhou Xuetao, and Guangzhou Xuetao (collectively, the “Pledgors”) have pledged all of his equity interest in GIIA as a security interest, as applicable, to respectively guarantee the performance of obligations of the Pledgors under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If the Pledgors breach their contractual obligations under these agreements, Xiaopeng Motors Sales, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to the Pledgors, Xiaopeng Motors Sales may exercise the right to enforce the pledge to the extent permitted by PRC laws, which is being paid in priority with the equity interest of GIIA from the proceeds from auction or sale of the equity interest. The Pledgors agree that, during the term of the equity interest pledge agreement, it shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Motors Sales. The Pledgors may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Motors Sales. The equity interest pledge agreement will remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

The equity pledge under the equity interest pledge agreement takes effect after the Pledgors and Xiaopeng Motors Sales have duly signed such agreement. The registration of the equity interest pledge as required by the relevant laws and regulations is currently in process as of the date hereof and we expect to complete such registration in due course in accordance with PRC laws.

Power of Attorney

Pursuant to the power of attorney executed in January 2024, Mr. Zheng and Guangzhou Xuetao (collectively, the “GIIA Shareholder”) have irrevocably undertaken to appoint Xiaopeng Motors Sales or its designated persons (including but not limited directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the GIIA Shareholder during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder’s rights in GIIA according to the articles of association of GIIA, including but not limited to, the rights to (i) convene and participate in the shareholder’s meeting of GIIA pursuant to the articles of GIIA in the capacity of a proxy of the GIIA Shareholder; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholder’s meetings and the appointment and election of directors, supervisors and other senior management of GIIA to be appointed by the GIIA Shareholder, dispose the company assets, amend the articles of GIIA and exercise the rights of the GIIA Shareholder in the event of liquidation of GIIA; (iii) sign or submit any required document, which shall include meeting minutes, to any company registry or other authorities in the capacity of a proxy of the GIIA Shareholder; (iv) to exercise rights of the GIIA Shareholder and any other voting rights of the GIIA Shareholder under the relevant PRC laws and regulations and the articles of associations of GIIA, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in GIIA by the GIIA Shareholder in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in GIIA; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Motors Sales and its designated persons.

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

Exclusive Option Agreement

Pursuant to the exclusive option agreement executed in January 2024, the GIIA Shareholder has irrevocably granted Xiaopeng Motors Sales an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in GIIA then held by the GIIA Shareholder, and the assets of GIIA, once or at multiple times at any time in part or in whole at Xiaopeng Motors Sales’ sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in GIIA shall be equal to the amount of relevant registered capital contributed by the GIIA Shareholder while the purchase price for the assets of GIIA shall be equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of GIIA held by the GIIA Shareholder and all of GIIA’s assets have been transferred or assigned to Xiaopeng Motors Sales or its designated entities or persons.

Subject to the relevant PRC laws and regulations, the GIIA Shareholder has also undertaken that it will return to Xiaopeng Motors Sales any consideration it receives in the event that Xiaopeng Motors Sales exercises the options under the exclusive option agreement to acquire the equity interests in GIIA.

Further, pursuant to the exclusive option agreement, the GIIA Shareholder has irrevocably undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior written approval from Xiaopeng Motors Sales, including but not limited to matters including:

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

Transfer of Equity Interest in Zhaoqing Xiaopeng New Energy

Prior to January 2022, each of (i) Zhaoqing Xiaopeng Motors Co., Ltd., or Zhaoqing Xiaopeng, which is a wholly-owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng Motor Technology Co., Ltd., or Zhaoqing Kunpeng, which is jointly owned by Mr. Heng Xia and Mr. Tao He, held 50% of the equity interest of Zhaoqing Xiaopeng New Energy. Pursuant to a share transfer agreement between Zhaoqing Xiaopeng and Zhaoqing Kunpeng, dated February 13, 2020, Zhaoqing Kunpeng shall transfer the 50% of the equity interest of Zhaoqing Xiaopeng New Energy to Zhaoqing Xiaopeng at the price of the higher of (i) RMB1 or (ii) the capital injection actually paid by Zhaoqing Kunpeng upon the earlier of (i) the removal of the PRC foreign investment restrictions in whole-unit vehicle industry; and (ii) December 31, 2022. In January 2022, Zhaoqing Kunpeng transferred all of its equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing Xiaopeng. As a result, Zhaoqing Xiaopeng New Energy has become our wholly-owned subsidiary. Zhaoqing Xiaopeng New Energy holds an Enterprise Investment Project Filing Certificate of Guangdong Province for the Zhaoqing plant and has been listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT, which enables it to be a qualified manufacturer of EVs.

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

A. Operating Results

Overview

We are a leading Chinese Smart EV and NEV company that designs, develops, manufactures and markets Smart EVs and NEVs that primarily appeal to the large and growing base of middle-class consumers in China. We are also expanding our international presence, with a focus on the mid- to high-end segment in the global passenger vehicle market. Since inception, we have taken an innovative technology path to our envisioned future of mobility. We intend to empower consumers with our differentiated Smart EVs and NEVs that can offer disruptive mobility experiences. We believe this can be achieved by fast iteration of software and seamless integration with hardware, which enable us to lead the innovation of Smart EV and NEV technologies and provide differentiated Smart EV and NEV products to consumers.

Since our inception in 2015, we have become one of the leading Smart EV and NEV companies in China, with leading software and hardware technology at our core and bringing innovation in advanced driver assistance, smart connectivity and core vehicle systems. We develop full-stack advanced driver assistance systems, or ADAS, software in house and have deployed such software on mass-produced vehicles. We started to roll out our XNGP in March 2023 and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographical coverage has expanded swiftly in China.

Our Smart EVs and NEVs are designed to appeal to the large growing base of middle-class consumers globally. We primarily target the mid- to high-end segment in the global passenger vehicle market. Consumers choose our products primarily because of attractive design, industry-leading electrification and smart technologies, interactive smart mobility experience and long driving range.

Since December 2018, we have launched and continuously upgraded a series of strategically positioned vehicle models. We are building a rapidly expanding, diversified portfolio of attractive Smart EV and NEV models to capture the growing demand for Smart EVs and NEVs and appeal to the differentiated needs of a broad customer base.

•	In March 2025, we upgraded the G6 and the G9 to their respective 2025 Edition and started delivery during the same month.

•	In April 2025, we upgraded the X9 to its latest 2025 Edition.

•	In July 2025, we launched the G7 and started delivery during the same month.

•	In August 2025, we launched the Next P7 and started delivery during the same month.

•	In November 2025, we launched the X9 EREV and started delivery during the same month.

•	In January 2026, we upgraded the P7+, the G6 and the G9 to their respective 2026 versions, and launched the EREV versions of the G7 and the P7+.

•	In March 2026, we launched the EREV version of the G6 and started delivery during the same month.

•	In April 2026, we upgraded the MONA M03 to its latest 2026 Edition and started the presale of GX.

We currently offer the following models:

•	Sedan

•	MONA M03 (BEV) with a wheelbase of 2,815 mm and CLTC range between 510 km and 640 km.

•	Next P7 (BEV) with a wheelbase of 3,008 mm and CLTC range between 702 km and 820 km.

•	P7+ (BEV / EREV) with a wheelbase of 3,000 mm and CLTC total range between 615 km and 725 km for BEV version and reaches 1,550 km for EREV version.

•	SUV

•	G6 (BEV / EREV) with a wheelbase of 2,890 mm and CLTC total range of 625 km for BEV version and reaches 1,704 km for EREV version.

•	G7 (BEV / EREV) with a wheelbase of 2,890 mm and CLTC total range between 602 km and 702 km for BEV version and reaches 1,704 km for EREV version.

•	G9 (BEV) with a wheelbase of 2,998 mm and CLTC range between 625 km and 725 km.

•	MPV

•	X9 (BEV / EREV) with a wheelbase of 3,160 mm and CLTC total range between 650 km and 750 km for BEV version and reaches 1,602 km for EREV version.

Our ADAS and in-car intelligent operating system enable customers to enjoy a differentiated smart mobility experience, and our Smart EVs and NEVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and NEVs and has become a critical value proposition appealing to customers.

We seek to expand our customer reach by extending our online and physical sales and service network. We had a total of 721 stores, covering 255 cities in China as of December 31, 2025. These stores in our sales network include both stores directly operated by us and franchised stores. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs and NEVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. In addition, we started to launch the 480kW S4 supercharging stations in China in 2022. As of December 31, 2025, XPENG self-operated charging station network further expanded to 3,159 stations, including 2,654 XPENG self-operated supercharging stations and 505 destination charging stations. Our S4 and S5 supercharging stations have covered 222 cities in China, including all of the tier-1 and the new tier-1 cities.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We mainly manufacture our vehicles at our own plants in Zhaoqing and Guangzhou, Guangdong province. In addition, as of March 31, 2026, the construction of our new manufacturing base in Wuhan has been completed, which had obtained the property ownership certificate upon completion of the inspection and acceptance procedures conducted by relevant government authorities.

Our total revenue grew rapidly from RMB30,676.1 million in 2023 to RMB40,866.3 million in 2024, and further to RMB76,719.7 million in 2025. The deliveries of our Smart EV and NEV increased from 141,601 units in 2023 to 190,068 units in 2024, and further to 429,445 units in 2025, representing a significant year-on-year growth rate of 125.9% between 2024 and 2025. Along with strong revenue growth, our gross profit margin increased from 1.5% in 2023 to 14.3% in 2024, and further to 18.9% in 2025.

Our Business Model

We offer an innovative mobility experience through our Smart EVs and NEVs, software and services. Vehicle sales is the primary source of our revenues. As of December 31, 2025, we offered seven models, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base.

General Factors Affecting the Group’s Results of Operations

The demand for our Smart EVs and NEVs is affected by the following general factors:

•	China’s macroeconomic conditions and the growth of China’s overall passenger vehicle market, especially the mid- to high-end segment;

•

Penetration rate of EVs in China’s passenger vehicle market, which is in turn affected by, among other things, (i) functionality and performance of EVs, (ii) total cost of ownership of EVs and (iii) availability of charging network;

•	Development, and customer acceptance and demand, of smart technology functions, such as ADAS and smart connectivity; and

•	Government policies and regulations for EVs and smart technology functions, such as subsidies for EV purchases and government grants for EV manufacturers.

•	Seasonal fluctuations of the customers’ demand for our Smart EVs and NEVs.

Changes in any of these general industry conditions could affect the Group’s business and result of operations.

Specific Factors Affecting the Group’s Results of Operations

Besides the general factors affecting China’s Smart EV and NEV market, the Group’s business and results of operations are also affected by company specific factors, including the following major factors:

Our ability to attract new customers and grow our customer base

We design our Smart EVs and NEVs to satisfy the needs and preferences of China’s middle-class consumers. We strive to enhance brand recognition among our target customers by consistently delivering smart and upgradable EVs as well as a superior customer experience. Enhanced customer satisfaction will help to drive word-of-mouth referrals, which will reduce our customer acquisition costs. Our ability to attract new customers also depends on the scale and efficiency of our sales network, which includes direct stores, franchised stores and various online marketing channels. We seek to attract new customers cost-efficiently by, among other things, locating many of our stores in shopping malls, adopting an asset-light franchise model and engaging in online precision marketing. While currently we primarily sell products and services in China’s market, we also made positive progress in overseas markets since we delivered the first batch of G3 to Norway in December 2020. Our footprint currently extends across multiple continents, including multiple countries or regions in Europe, Asia and other continents. As we continue to develop and launch new EV models, invest in our brand and expand our sales and service network, we expect to attract more customers and grow our revenues.

Competitiveness and continued expansion of our Smart EV and NEV portfolio

Our ability to periodically introduce new Smart EV and NEV models will be an important contributor to our future growth. As of December 31, 2025, we offered seven models. We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.

We differentiate our Smart EVs and NEVs based on a number of core attributes, which are attractive design, high performance, smart technology functions and proven safety and reliability. Customer acceptance of our Smart EVs and NEVs also depends on our ability to maintain competitive pricing. We primarily target our Smart EVs and NEVs to the mid- to high-end segment in the global passenger vehicle market. With ADAS, smart connectivity and high performance, our Smart EVs and NEVs offer compelling value proposition in the mid- to high-end segment.

Investment in technology and talents

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for Chinese customers. Such technologies encompass both software, including software for our XNGP and XOS Tianji, and core vehicle systems, including powertrain and E/E architecture. Accordingly, we dedicate significant resources towards research and development, and our research and development staff accounted for approximately 44.5% of our total employees as of December 31, 2025. In August 2023, we acquired 100% ownership interest of DiDi’s smart auto development business to develop, design and engineer a new smart EV model. In September 2023, we entered into share purchase agreements to acquire shares of Dogotix, which has been dedicated to research and development of robots with human-robot interaction functions since its incorporation. We will continue to recruit and retain talented software developers and engineers to grow our strength in the key technologies. We expect our strategic focus on innovations will further differentiate our Smart EVs and NEVs as well as software and service offerings, which will in turn enhance our competitiveness.

Improvement of operating efficiency

We aim to improve operating efficiency in every aspect of our business, such as product development, supply chain, manufacturing, sales and marketing, as well as service offerings. We strategically established multiple Smart EV and NEV platforms that are scalable for different types of our vehicles with different wheelbases within a wide range, which allows us to develop new models in a fast and cost-efficient manner. Our supply chain affects our cost of sales and gross margin, and we expect to reduce bill-of-material cost, as we ramp up production volume and achieve economies of scale. We also focus on the efficiency in the manufacturing process, including our operations at our Zhaoqing plant and Guangzhou plant. As we expand our product portfolio and grow our revenues, we expect our expenses as a percentage of our revenues to decrease.

Components of Results of Operations

Revenues

The following table sets forth a breakdown of the Group’s revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Revenues
Vehicle sales	28,010,857	91.3	35,829,402	87.7	68,378,920	89.1
Services and others	2,665,210	8.7	5,036,907	12.3	8,340,822	10.9

Total	30,676,067	100.0	40,866,309	100.0	76,719,742	100.0

The Group generates revenues from (i) vehicle sales, which represent sales of its Smart EVs and NEVs, and (ii) services and others, primarily including technical research and development services, services embedded in a sales contract, after-sales service, supercharging service.

The overall contract price under a sales contract is allocated to each distinct performance obligation based on the relative estimated standalone selling price. For example, the revenue for sales of the Smart EV and NEV and home chargers is recognized when the control of the Smart EV and NEV is transferred to the customer and the home charger is installed at customer’s designated location.

Cost of sales

The following table sets forth a breakdown of the Group’s cost of sales, expressed as an absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of sales
Vehicle sales	28,457,909	92.8	32,866,163	80.4	59,598,391	77.7
Services and others	1,767,003	5.7	2,154,378	5.3	2,648,432	3.4

Total	30,224,912	98.5	35,020,541	85.7	62,246,823	81.1

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

The Group’s research and development expenses are mainly driven by the number of its research and development personnel, as well as the stage and scale of its vehicle development and the development of its key software and hardware technologies. The Group dedicates significant resources towards research and development, and its research and development staff accounted for approximately 44.5% of its total employees as of December 31, 2025.

Selling, general and administrative expenses

The following table sets forth a breakdown of the Group’s selling, general and administrative expenses, expressed as an absolute amount and as a percentage of total selling, general and administrative expenses, for the periods indicated:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Selling, general and administrative expenses
Selling expenses	5,013,734	76.4	5,531,599	80.5	7,388,109	78.6
General and administrative expenses	1,545,208	23.6	1,339,045	19.5	2,010,347	21.4

Total	6,558,942	100.0	6,870,644	100.0	9,398,456	100.0

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

United States

The applicable income tax rate in the United States where our subsidiaries have significant operations for the years ended December 31, 2023, 2024 and 2025 is 27.98%, which is a blended state and federal rate.

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

Xiaopeng Technology applied for the HNTE qualification and received approval in December 2022 and renewed in December 2025. Xiaopeng Technology is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2025 through 2027.

Zhaoqing Xiaopeng applied for the HNTE qualification and received approval in December 2020 and renewed in December 2023. Zhaoqing Xiaopeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.

Beijing Xiaopeng Motors Co., Ltd. applied for the HNTE qualification and received approval in December 2020. This enterprise is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022. Since the qualification was expired in 2023, this enterprise applies tax rate of 25% for the year 2023. This enterprise re-applied for the HNTE qualification and received approval in December 2024, then entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years 2024 through 2026.

Shanghai Xiaopeng Motors Technology Co., Ltd. applied for the HNTE qualification and received approval in December 2022. Shanghai Xiaopeng Motors Technology Co., Ltd. is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024, which was expired in 2025.

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

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. We generally determine standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering our pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by us to all performance obligations as conditions under ASC 606-10-32-37 to allocate the discounts to one or more, but not all, of the performance obligations are not met.

Vehicle Sales

We generate revenue from sales of our Smart EVs and NEVs, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within two to six years, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPENG-branded supercharging stations, lifetime warranty of battery and customer loyalty point, which are defined by our sales policy and accounted for in accordance with ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a customer.

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

Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as services and others.

The overall contract price of vehicle and related products and services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the Smart EVs and NEVs and household charging pile is recognized at a point in time when the control of the Smart EV and NEV is transferred to the customer and the charging pile is installed at customer’s designated location.

For vehicle internet connection service, we recognize the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, we recognize revenue over time based on a cost-to-cost method. For the free battery charging within two to six years and charging card to be consumed to exchange for charging services, we consider that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPENG-branded supercharging stations, we recognize the revenue over time based on a straight-line method during the expected useful life of the vehicle.

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

Services and others

We provide other services to customers, including services embedded in a sales contract, supercharging service, maintenance service, technical support services, auto financing services, technical research and development services, second-hand vehicle sales services and others. Other services included supercharging service, maintenance service, technical support service, technical research and development services and second-hand vehicle sales services. These services are recognized either over time or point in time, as appropriate, under ASC 606.

We license a car manufacturer with right to use our in-house developed platform and technology, and provide technical research and development services to integrate our technology into the car manufacturer’s vehicles and platforms.

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

For contracts pursuant to which we create an asset with no alternate use to us and have an enforceable right to payment from the car manufacturer for performance completed to date, licenses and technical R&D services revenue is recognized over a period of the contract based on the progress towards completion of the performance obligation using input method, which is measured by reference to the contract costs incurred for the work performed up to the end of the reporting period as a percentage of the total estimated costs to complete the contract. Contract costs contain labor cost, material cost and other direct costs.

Fees entitled by us upon or post SOP of the car manufacturer’s vehicles are considered as variable consideration as there are binary outcomes regarding the fee entitlement. We estimate the amount of variable consideration using the most likely amount method and include the estimated amount in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Upon achievement of certain key milestones as stipulated in the R&D services contract, we determine that certain portions of the variable consideration, including amounts satisfied in prior periods, should be included in the transaction price for the current period. The remaining portions are excluded from the transaction price based on an assessment of facts and circumstances existing at the reporting date. We reassess and update our estimate at each reporting date until the uncertainty is resolved.

A portion of the consideration is paid in installments, which provides the customer with a significant benefit of financing. In this circumstance, the contract contains a significant financing component. Consequently, the transaction price is adjusted to reflect the time value of money using an applicable discount rate (i.e., a rate reflecting the credit characteristics of the party receiving financing in the contract). The rate to be used is determined at contract inception and is not reassessed. Receivables related to these installment payments are recognized as installment payment receivables. The difference between the gross receivable and its present value is recorded as unearned finance income. No interest income resulting from arrangements with a significant financing component is recorded as of the period end.

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

Warranties

We provide a manufacturer’s standard warranty on all vehicles sold, primarily in Chinese Mainland. We accrue a warranty reserve for the vehicles sold by us, which includes our best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

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

Business Combinations and Goodwill

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

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by performing the quantitative test through comparing each reporting unit’s fair value to its carrying value, including goodwill. No impairment provision was made related to our goodwill for the years ended December 31, 2023, 2024 and 2025.

Fair Value Determination Related to the Accounting for Business Combination

In 2023, we estimated the fair value of acquired vehicle platform technology (“VPT”) and VMTUD from the acquisition of DiDi’s smart auto business using the relief from royalty method and multiperiod excess earnings method, respectively. Our determination of the fair value of acquired VPT and VMTUD involved the use of estimates and assumptions related to projected revenues, royalty rate and discount rate for VPT, and in the case of VMTUD, projected revenues and discount rate. We estimated the useful life of VPT to be 10 years, based on the expected technical obsolescence and innovations and industry experience of such intangible asset. The VMTUD acquired is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. As of December 31,2024, the VMTUD was transferred into vehicle model technology (“VMT”) as finite-lived intangible assets upon its completion and the estimated useful life is assessed to be 5 years. Research and development expenditures that were incurred after the acquisition, including those for completing the research and development activities, were expensed as incurred during the year ended December 31, 2025.

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

	Year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Revenues
Vehicle sales	28,010,857	91.3	35,829,402	87.7	68,378,920	89.1
Services and others	2,665,210	8.7	5,036,907	12.3	8,340,822	10.9
Total revenues	30,676,067	100.0	40,866,309	100.0	76,719,742	100.0
Cost of sales
Vehicle sales	(28,457,909)	(92.8)	(32,866,163)	(80.4)	(59,598,391)	(77.7)
Services and others	(1,767,003)	(5.7)	(2,154,378)	(5.3)	(2,648,432)	(3.4)
Total cost of sales	(30,224,912)	(98.5)	(35,020,541)	(85.7)	(62,246,823)	(81.1)
Gross profit	451,155	1.5	5,845,768	14.3	14,472,919	18.9
Operating expenses
Research and development expenses	(5,276,574)	(17.2)	(6,456,734)	(15.8)	(9,489,979)	(12.4)
Selling, general and administrative expenses	(6,558,942)	(21.4)	(6,870,644)	(16.8)	(9,398,456)	(12.2)
Other income, net	465,588	1.5	589,227	1.4	1,761,419	2.3
Fair value gain (loss) on derivative liability relating to the contingent consideration	29,339	0.1	234,245	0.6	(117,305)	(0.2)
Total operating expenses, net	(11,340,589)	(37.0)	(12,503,906)	(30.6)	(17,244,321)	(22.5)
Loss from operations	(10,889,434)	(35.5)	(6,658,138)	(16.3)	(2,771,402)	(3.6)
Interest income	1,260,162	4.1	1,374,525	3.4	1,163,210	1.5
Interest expenses	(268,666)	(0.9)	(343,982)	(0.8)	(379,931)	(0.5)
Fair value loss on derivative liability	(410,417)	(1.3)	—	—	—	—
Investment (loss) gain on long-term investments	(224,364)	(0.7)	(261,991)	(0.6)	500,533	0.7
Exchange gain (loss) from foreign currency transactions	97,080	0.3	(49,543)	(0.1)	285,998	0.4
Other non-operating income, net	41,934	0.1	108,154	0.3	44,789	0.1
Loss before income tax (expenses) benefit and share of results of equity method investees	(10,393,705)	(33.9)	(5,830,975)	(14.3)	(1,156,803)	(1.5)
Income tax (expenses) benefit	(36,810)	(0.1)	69,780	0.2	(13,585)	(0.02)
Share of results of equity method investees	54,740	0.2	(29,069)	(0.1)	30,928	0.04
Net loss	(10,375,775)	(33.8)	(5,790,264)	(14.2)	(1,139,460)	(1.5)

Year Ended December 31, 2025 compared to year ended December 31, 2024

Revenues. The Group’s revenues increased from RMB40,866.3 million in 2024 to RMB76,719.7 million in 2025, which was primarily due to an increase in revenues from vehicle sales. The Group recorded revenues from vehicle sales of RMB68,378.9 million in 2025, as compared to RMB35,829.4 million in 2024. The increase was mainly attributable to the strong growth of our vehicle sales. We delivered a total of 190,068 units of vehicles in 2024, and a total of 429,445 units of vehicles in 2025, representing a significant year-over-year growth of 125.9% from 2024 to 2025. The Group recorded revenues from services and others of RMB8,340.8 million in 2025, as compared to RMB5,036.9 million in 2024. The increase was mainly attributable to the increased revenue from technical research and development services related to the platform and software strategic technical collaboration, parts and accessories sales in line with higher accumulated vehicle sales, and carbon credit trading.

Cost of sales. The Group’s cost of sales increased from RMB35,020.5 million in 2024 to RMB62,246.8 million in 2025. Such increase was mainly in line with vehicle deliveries as described above. The Group recorded cost of sales from vehicle sales of RMB59,598.4 million in 2025, as compared to RMB32,866.2 million in 2024. The Group recorded cost of sales from services and others of RMB2,648.4 million in 2025, as compared to RMB2,154.4 million in 2024.

Gross profit. The Group’s gross profit increased from RMB5,845.8 million in 2024 to RMB14,472.9 million in 2025, mainly due to the ongoing cost reduction and the improvement in product mix of models as well as the higher gross margin from the aforementioned revenue from technical R&D services, parts and accessories sales and carbon credit trading.

Vehicle margin. The Group’s vehicle margin increased from 8.3% in 2024 to 12.8% in 2025. The year-over-year increase was explained by the ongoing cost reduction and the improvement in product mix of models.

Services and others margin. The Group’s services and others margin was 68.2% in 2025, compared with 57.2% for the prior year. The year-over-year increase was primarily attributable to the higher gross margin from the aforementioned revenue from technical R&D services, parts and accessories sales and carbon credit trading.

Research and development expenses. The Group’s research and development expenses increased by 47.0% from RMB6,456.7 million in 2024 to RMB9,490.0 million in 2025, mainly due to higher expenses related to the development of new vehicle models and technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses. The Group’s selling, general and administrative expenses increased by 36.8% from RMB6,870.6 million in 2024 to RMB9,398.5 million in 2025, primarily due to the higher commission to the franchised stores driven by higher sales volumes, higher marketing and advertising expenses and higher employee compensation as a result of the growth in number of employees.

Other income, net. The Group’s other income increased by 198.9% from RMB589.2 million in 2024 to RMB1,761.4 million in 2025, primarily due to the increase in government subsidies.

Fair value gain (loss) on derivative liability relating to the contingent consideration. The Group recorded a fair value loss on derivative liability relating to the contingent consideration of RMB117.3 million in 2025, as compared to gain of RMB234.2 million in 2024, primarily due to the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

Loss from operations. As a result of the foregoing, the Group incurred a loss from operations of RMB2,771.4 million in 2025, as compared to RMB6,658.1 million in 2024.

Interest income. The Group recorded interest income of RMB1,163.2 million in 2025, as compared to RMB1,374.5 million in 2024, primarily representing our interest income attributable to our cash balances deposited with banks in 2025.

Interest expenses. The Group recorded interest expenses of RMB379.9 million in 2025, as compared to RMB344.0 million in 2024, primarily due to an increase in bank borrowings.

Investment loss (gain) on long-term investments. The Group recorded investment gain on long-term investments of RMB500.5 million in 2025, as compared to the investment loss on long-term investments of RMB262.0 million in 2024 as a result of fair value fluctuation on the Company’s equity and debt investments.

Net loss. As a result of the foregoing, the Group incurred a net loss of RMB1,139.5 million in 2025, as compared to RMB5,790.3 million in 2024.

Year Ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of the Group’s results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for Continuing Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025.

B. Liquidity and Capital Resources

The Group’s primary sources of liquidity have been through issuance of preferred shares, ordinary shares and bank borrowings, which have historically been sufficient to meet its working capital and capital expenditure requirements. As of December 31, 2023, 2024 and 2025, the Group had cash and cash equivalents, restricted cash, short-term investments and time deposits of a total of RMB45,698.5 million, RMB41,962.5 million and RMB47,656.5 million, respectively. The Group’s restricted cash, which amounted to RMB6,071.5 million as of December 31, 2025, primarily represents bank deposits for letters of guarantee, bank notes, bank borrowings and others.

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

As of December 31, 2025, the total balances of the ABN and the ABS were nil and RMB271.3 million, respectively.

As of December 31, 2025, the Group had short-term borrowings from banks in the PRC of total principals of RMB4,282.0 million and total long-term borrowings (including current and non-current portion, bank loan, ABS, and ABN) of RMB8,426.8 million.

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

The following table sets forth a summary of the Group’s cash flows for the periods presented:

	Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Summary of Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	956,164	(2,012,343)	8,258,529
Net cash provided by (used in) investing activities	631,168	(1,255,099)	(7,334,482)
Net cash provided by financing activities	8,015,247	669,321	514,760
Cash, cash equivalents and restricted cash at beginning of the year	14,714,046	24,302,049	21,739,664
Cash, cash equivalents and restricted cash at end of the year	24,302,049	21,739,664	23,401,103

Operating Activities

Net cash provided by operating activities was RMB8,258.5 million in 2025, primarily attributable to net loss of RMB1,139.5 million, adjusted for the positive non-cash items primary consisted of: (i) depreciation of property, plant and equipment of RMB1,804.7 million, (ii) amortization of intangible assets of RMB567.4 million, (iii) share-based compensation of RMB564.3 million, (iv) inventory write-downs of RMB555.4 million, (v) amortization of right-of-use assets of RMB540.1 million, (vi) fair value loss on derivative liability relating to the contingent consideration of RMB117.3 million primarily due to the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business, and (vii) impairment of property, plant and equipment of RMB109.5 million. The amount was further adjusted for changes in itemized balances of operating assets and liabilities that have a positive effect on operating cash flow which were primary consisted of: (i) an increase in accounts and notes payable of RMB14,082.9 million in relation to the increase of purchase of raw materials for volume production, (ii) an increase in accruals and other liabilities of RMB3,443.3 million primarily due to the increased accrued cost and expense in connection with research and development, selling and marketing as well as purchase commitments relating to the cessation and upgrades of certain models, (iii) an increase in deferred revenue of RMB570.6 million primarily due to the increase in sales volume and (iv) a decrease in accounts and notes receivable of RMB386.5 million in relation to collection of new energy vehicle subsidies. However, the positive operating cash flow was partially offset by below negative factors, including non-cash items with negative effect consisted of (i) investment gain on long-term investments of RMB500.5 million and (ii) exchange gain from foreign currency transactions of RMB286.0 million; and changes in itemized balances of operating assets and liabilities that have a negative effect which were consisted of (i) an increase in inventory of RMB5,772.1 million, (ii) an increase in installment payment receivables of RMB3,105.1 million primarily due to the increase in sales volume and (iii) an increase in prepayments and other current assets of RMB2,188.5 million.

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

Investing Activities

Net cash used in investing activities in 2025 was RMB7,334.5 million, which was primarily attributable to (i) purchase of property, plant and equipment of RMB3,155.9 million, (ii) placement of short-term investments of RMB2,305.1 million and (iii) placement of long-term deposits of RMB2,192.3 million, partially offset by maturities of short-term deposits of RMB1,206.3 million.

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

Financing Activities

Net cash provided by financing activities in 2025 was RMB514.8 million, which was primarily attributable to proceeds from borrowings of RMB8,870.1 million, partially offset by repayments of borrowings by RMB8,293.5 million and repayments of finance lease liabilities of RMB61.8 million.

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

Capital Expenditures

The Group made capital expenditures of RMB2,311.5 million, RMB2,427.9 million and RMB3,347.1 million in 2023, 2024 and 2025, respectively. In these years, the Group’s capital expenditures were used primarily for the construction of plants and Guangzhou Xiaopeng Technology Park and purchase of manufacturing equipment, intangible assets and land use rights. The Group expects to make capital expenditures primarily on the construction of plants and Guangzhou Xiaopeng Technology Park and purchase of equipment, intangible assets and land use rights in relation to our new manufacturing bases, as well as mold and tooling for new vehicle models.

Contractual Obligations

The following table sets forth the Group’s indebtedness and contractual obligations as of December 31, 2025:

	Payment due by period
	Total	Less than 1 Year	1 - 3 Years	3- 5 Years	More than 5 Years
	(RMB in thousands)
Short-term and long-term borrowings	12,708,815	6,119,950	3,771,455	1,315,497	1,501,913
Operating lease liabilities	6,305,437	688,262	1,199,346	1,529,034	2,888,795
Finance lease liabilities	924,324	31,767	66,602	825,955	—
Capital commitments for property, plant and equipment	1,815,402	1,807,288	5,196	2,918	—
Interest on borrowings	812,954	268,440	331,804	149,316	63,394
Purchase commitments for raw materials	4,858,559	4,001,378	507,683	349,498	—
Capital commitment for investments	293,480	76,835	8,537	208,108	—

Total	27,718,971	12,993,920	5,890,623	4,380,326	4,454,102

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

The Group’s research and development expenses were RMB5,276.6 million, RMB6,456.7 million and RMB9,490.0 million in 2023, 2024 and 2025 respectively.

See “Item 4. Information on the Company—B. Business Overview—Our Technologies.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Xiaopeng He	48	Co-founder, Chairman, Executive Director and Chief Executive Officer
Ji-Xun Foo	57	Non-executive Director
Donghao Yang	54	Independent Non-executive Director
Fang Qu	41	Independent Non-executive Director
HongJiang Zhang	65	Independent Non-executive Director
Yudong Chen	64	Independent Non-executive Director
Fengying Wang	55	President
Hongdi Brian Gu	53	Honorary Vice Chairman of the Board and Co-President
Jiaming (James) Wu	42	Vice President of Finance and Accounting

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

Yudong Chen is an independent non-executive director of our company. Mr. Chen has been serving as an independent director of Friend Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 605050.SH), since April 2024 and served as a director of Weifu High-Technology Group Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000581.SZ), from March 2012 to May 2024. From May 2008 to December 2023, Mr. Chen successively served as the executive vice president and the president of Bosch (China) Investment Co., Ltd. Mr. Chen served as the vice president of gasoline engine system division of Bosch Group from February 2007 to May 2008. Mr. Chen served as the chief engineer of Greater China division, commercial director and general manager of the business unit of China division of Delphi Automotive Group from December 1998 to January 2006. Mr. Chen obtained his bachelor’s degree in electric motor from Chongqing University in July 1982. He also studied at University of Michigan from August 1987 to June 1991 and obtained his master’s and doctor’s degree in machinery manufacturing. Mr. Chen also obtained a master’s degree in business administration from Michigan State University in May 1998.

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

B. Compensation

Compensation

In 2025, we paid an aggregate cash compensation and benefits in kind of RMB182 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

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

We have entered into indemnification agreements with certain of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2019 Plan

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

2025 Scheme

In March 2025, our board of directors further adopted an additional share incentive scheme, or the 2025 Scheme. The 2025 Scheme was approved by the shareholders at the annual general meeting of the Company on June 27, 2025. The total number of Class A ordinary shares which may be issued in respect of all awards to be granted under the 2025 Scheme and any other share schemes or plans of the Company, shall not in aggregate exceed 10% of the total number of ordinary shares in issue as at the date on which the 2025 Scheme is approved by the shareholders. The purpose of the 2025 Scheme is to reward eligible participants who have contributed or will contribute to the Group, and to encourage eligible participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and shareholders as a whole.

Upon the effectiveness of the 2025 Scheme on June 27, 2025, the 2019 Plan was discontinued so that no further grant will be made under the 2019 Plan. However, all RSUs granted under the 2019 Plan before the effectiveness of the 2025 Scheme remain valid and are able to be vested, lapsed and cancelled pursuant to the terms and conditions of the 2019 Plan.

The following paragraphs describe the principal terms of the 2025 Scheme.

Administration

The 2025 Scheme is administered by the ESOP committee established by our board of directors. The administrator will determine the terms and conditions of each equity award.

Duration

Unless terminated earlier, the 2025 Scheme will be valid and effective for a period of ten years from the date of its adoption, which is June 27, 2025.

Scheme Mandate Limit

Unless otherwise approved by the shareholders in accordance with the 2025 Scheme, the total number of Class A ordinary shares which may be issued in respect of all awards to be granted under the 2025 Scheme and any other share schemes or plans of the Company must not in aggregate exceed 10% of the total number of Shares of the Company (including the Class A ordinary shares and Class B ordinary shares) in issue (excluding treasury shares) as at the adoption date of the 2025 Scheme.

Change of Control

In the event of a change of control, the board of directors or its delegate(s) may accelerate the vesting, purchase awards from holders or provide for the assumption, conversion or replacement of awards, on such terms and conditions as the board of directors or its delegate(s) determines to be appropriate.

Award Agreements

Awards granted under the 2025 Scheme are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the 2025 Scheme.

Vesting Schedule

The vesting schedule of each award granted under the 2025 Scheme will be set forth in the award agreement for such award.

Clawback Mechanism

The Company has right to recover the amount of any erroneously awarded award, vested or unvested, settled or unsettled, delivered or undelivered, in accordance with our policy regarding the recovery of erroneously awarded incentive-based compensation, as amended from time to time, and in the following circumstances in accordance with the 2025 Scheme:

•

The board or its delegate(s) have the right to (i) forfeit any unvested award granted to a grantee and (ii) cause any vested but not yet exercised and/or settled award to lapse immediately, in the event of: (a) any cause of a grantee; (b) any violation of a grantee to obligations of confidentiality or non-competition, or any leakage by such grantee of our trade secrets, intellectual property or proprietary information within a specified period after such grantee ceasing to be an eligible participant; (c) any conduct of a grantee that has materially adverse effect to the reputation or interests of any member of the Group within a specified period after such grantee ceasing to be an eligible participant; or (d) in respect of any award which is performance linked, any material misstatement in our audited financial statements that requires a restatement, or any circumstances indicating the prescribed performance targets were assessed or calculated in a materially inaccurate manner.

•

The Company have the right to (i) require such grantee to surrender some or all of the Class A ordinary shares (including in the form of ADSs) underlying the awards which have been issued to the grantee or the grantee’s transferee for no consideration or (ii) require such grantee to pay the Company in cash or other property in lieu of the Class A ordinary shares (including in the form of ADSs) underlying the awards which the grantee has received from the company.

Alteration

Subject to applicable laws and other terms and conditions under the 2025 Scheme, our board of directors may alter the terms of the 2025 Scheme to benefit the administration of such scheme. In addition, shareholders’ approval is required for any alterations to the terms and conditions of the 2025 Scheme which are of a material nature, any alterations relating to the advantage of grantees or eligible participants, or any changes to the authority of our directors, the board of directors or its delegate(s) in connection with any alteration of the terms of the 2025 Scheme.

Termination

The shareholders in general meeting by ordinary resolution or our board of directors may at any time terminate the 2025 Scheme.

RSU Grants

As of March 31, 2026, RSUs which represent 52,893,817 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 18,144 shares underlying such RSUs were held by XPeng Fortune Holdings Limited, which has been established for our share incentive plan.

The table below summarizes the outstanding RSUs granted to our directors and executive officers:

Name	Position	Ordinary Shares Underlying Outstanding RSUs granted	Grant Date

Fengying Wang	President	*	March 2023

Hongdi Brian Gu	Honorary Vice Chairman of the Board and Co-President	*	October 2025

Jiaming (James) Wu	Vice President of Finance and Accounting	*	July 2023

Donghao Yang	Independent Non-executive Director	*	July 2024

Xiaopeng He(1)	Co-founder, Chairman, Executive Director and Chief Executive Officer	28,506,786	March 2025

*	Less than 1% of our outstanding shares.

(1)

In June 2025, the annual general meeting approved our board of directors’ grant of 28,506,786 RSUs (each RSU represent equal number of the underlying Class A ordinary share) to Mr. He under 2025 Scheme (the “2025 CEO Award”). The 2025 CEO Award consists of three vesting tranches, 9,502,262 RSUs per tranche, with a vesting schedule based entirely on the attainment of market conditions, assuming continued employment through each vesting date. Each of the three vesting tranches of the 2025 CEO Award will vest upon the arithmetic average closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet for any 30 consecutive business days first reaches or exceeds HK$250, HK$500 and HK$750. The 2025 CEO Award shall vest after the 12 months vesting period, upon satisfaction of certain performance targets.

C. Board Practices

Our board of directors consists of six directors, including one executive director, one non-executive director and four independent non-executive directors. Under our current memorandum and articles of association, a director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. Our non-executive director does not have a service contract with us that provides for benefits upon termination of service. Subject to such exceptions specified in the articles of association of our company, a director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his close associates has a material interest nor shall he be counted in the quorum present at the meeting.

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

146

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information as of March 31, 2026, to our knowledge, with respect to the beneficial ownership of our ordinary shares by:

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

As of March 31, 2026, the total number of ordinary shares outstanding was 1,911,658,601, comprising 1,562,950,344 Class A ordinary shares and 348,708,257 Class B ordinary shares, excluding 2,195,880 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Plan and 2025 Scheme.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Percentage of total Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers:*
Xiaopeng He(1)	11,339,844	0.7%	348,708,257	18.8%	69.3%
Ji-Xun Foo(2)	—	—	—	—	—
Donghao Yang	9,072	0.0%	—	0.0%	0.0%
Fang Qu	11,550	0.0%	—	0.0%	0.0%
HongJiang Zhang	—	—	—	—	—
Yudong Chen	—	—	—	—	—
Fengying Wang	1,650,000	0.1%	—	0.1%	0.0%
Hongdi Brian Gu(3)	37,155,185	2.4%	—	1.9%	0.7%
Jiaming (James) Wu	81,116	0.0%	—	0.0%	0.0%
All Directors and Executive Officers as a Group	50,246,767	3.2%	348,708,257	20.9%	70.0%
Principal Shareholders:
Simplicity and Respect entities(4)	10,339,844	0.7%	348,708,257	18.8%	69.3%
JPMorgan Chase & Co.(5)	109,384,580	7.0%	—	5.7%	2.2%
Volkswagen Group(6)	94,079,255	6.0%	—	4.9%	1.9%
BlackRock, Inc.(7)	83,600,181	5.3%	—	4.4%	1.7%

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2026, by the sum of (i) the total number of ordinary shares issued and outstanding as of March 31, 2026, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2026.

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

*	The business address for our directors and executive officers is No.10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, Guangdong 510640, People’s Republic of China.
(1)

Represents (i) 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited, (iii) 2,839,844 Class A ordinary shares represented by ADSs and 3,100,000 Class A ordinary shares held by Galaxy Dynasty Limited, and (iv) 1,000,000 Class A ordinary shares held directly by Mr. He. Simplicity Holding Limited, Respect Holding Limited and Galaxy Dynasty Limited are further described in footnote 4 below. In addition, we have conditionally granted a total of 28,506,786 RSUs under the 2025 Scheme to Mr. He (the “Proposed Grant”), which shall vest after 12 months vesting period upon satisfaction of certain performance targets, according to the Form 3 filed by Mr. Xiaopeng He on March 18, 2026.

(2)

According to the Form 3 filed by Mr. Ji-Xun Foo on March 18, 2026, he is a director of GGV (Xpeng) Limited and may be deemed to have shared voting and dispositive power over 3,997,555 Class A ordinary shares held by GGV (Xpeng) Limited. However, Mr. Ji-Xun Foo disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest therein.

(3)

Represents (i) 5,000,000 Class A ordinary shares held by Hongdi Brian Gu, and (ii) 32,155,185 Class A ordinary shares held by Quack Holding Limited, according to the Form 3 filed by Mr. Hongdi Brian Gu on March 18, 2026. Quack Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. Quack Holding Limited is wholly-owned by Mr. Hongdi Brian Gu, who is deemed to be the beneficial owner of the shares held by Quack Holding Limited.

(4)

Represents (i) 4,400,000 Class A ordinary shares represented by ADSs and 327,708,257 Class B ordinary shares held by Simplicity Holding Limited, (ii) 21,000,000 Class B ordinary shares held by Respect Holding Limited, and (iii) 2,839,844 Class A ordinary shares represented by ADSs and 3,100,000 Class A ordinary shares held by Galaxy Dynasty Limited. Simplicity Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, according to the Form 3 filed by Mr. Xiaopeng He on March 18, 2026. Simplicity Holding Limited is wholly-owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Simplicity Holding Limited. Respect Holding Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Respect Holding Limited is wholly-owned by Mr. Xiaopeng He, who is deemed to be the beneficial owner of the shares held by Respect Holding Limited. Galaxy Dynasty Limited is a limited liability company incorporated under the laws of the British Virgin Islands with its registered office at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG 1110, British Virgin Islands. Galaxy Dynasty Limited is wholly-owned by Mr. He, who is deemed to be the beneficial owner of the shares held by Galaxy Dynasty Limited. Simplicity Holding Limited, Respect Holding Limited and Galaxy Dynasty Limited are collectively referred to as Simplicity and Respect entities.

(5)

Represents 109,384,580 Class A ordinary shares in which JPMorgan Chase & Co. held long position for the purpose of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) through a series of controlled entities, certain of which are subject to cash settled or physically settled derivatives, and on the other hand, JPMorgan Chase & Co. held short position for the purpose of the SFO in 87,706,080 Class A ordinary shares, certain of which are subject to cash settled or physically settled derivatives, and also held lending pool for the purpose of the SFO in 26,534,937 Class A ordinary shares through certain controlled entities, according to the notice of Disclosure of Interest filed on March 27, 2026.

(6)

Represents 94,079,255 Class A ordinary shares held by Volkswagen Nominee. Volkswagen Nominee is a company incorporated under the laws of Luxembourg, with its principal business office at 19/21 route d’Arlon, Block B, L - 8009 Strassen, Luxembourg, according to the statement on Schedule 13G filed on December 8, 2023. Volkswagen Nominee is a wholly-owned subsidiary of Volkswagen AG, which is deemed to be the beneficial owner of the shares held by Volkswagen Nominee. Volkswagen AG is, a company incorporated under the laws of Germany with limited liability with its principal business office at Berliner Ring 2, 38440, Wolfsburg, Germany, and a public company listed on Frankfurt Stock Exchange in Germany.

(7)

Represents 83,600,181 Class A ordinary shares in which Blackrock Inc. held long position for the purpose of the SFO through a series of controlled entities, certain of which are subject to cash settled unlisted derivatives, and on the other hand, Blackrock Inc. also held short position for the purpose of the SFO in 1,703,040 Class A ordinary shares through certain controlled entities, certain of which are subject to cash settled unlisted derivatives, according to the notice of Disclosure of Interest filed on March 27, 2026.

To our knowledge, as of March 31, 2026, a total of 430,369,056 Class A ordinary shares (representing approximately 27.5% of our total outstanding Class A ordinary shares) was held by Citibank, N.A., the depositary for our ADS program, via its Hong Kong nominees for the benefit of the holders and beneficial owners of our ADSs. Twelve record holders in the United States held a de minimis number of our Class A ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transaction with Xiaopeng He

As of December 31, 2023, amounts due from Mr. He represent receivables for operation support service and sales of goods amounting to RMB12.6 million and RMB0.4 million, respectively, to the companies significantly influenced by Mr. He. As of December 31, 2024, amounts due from the companies significantly influenced by Mr. He represent receivables for operation support service and sales of goods amounting to RMB41.9 million and RMB1.8 million, respectively, to the companies significantly influenced by Mr. He. As of December 31, 2025, amounts due from Mr. He represent the receivables for operation support service, sales of goods and sales of property, plant and equipment amounting to RMB95.9 million, RMB5.3 million and RMB0.9 million, respectively, to the companies significantly influenced by Mr. He.

As of December 31, 2023, amounts due to Mr. He represent advances from the companies influenced by Mr. He of a de minimis amount. As of December 31, 2024, amounts due to Mr. He represent payables for purchased services to and advances from the companies significantly influenced by Mr. He of RMB9.4 million and a de minimis amount, respectively. As of December 31, 2025, amounts due to Mr. He represent the payables for purchased services amounting to RMB1.1 million to the companies significantly influenced by Mr. He.

On September 29, 2023, the Company entered into share purchase agreements with Dogotix and its shareholders, which include a wholly-owned company of Mr. He, pursuant to which, the shareholders of Dogotix agreed to sell and the Company agreed to purchase 74.82% of the total issued shares of Dogotix as of the same day for a total consideration of approximately US$98.96 million.

On January 2, 2024, Guangdong Xiaopeng entered into a cooperation framework agreement (the “2024 Cooperation Framework Agreement”) with Guangdong Huitian Aerospace Technology Co., Ltd. (广东汇天航空航天科技有限公司, “Guangdong Huitian”), pursuant to which Guangdong Xiaopeng and Guangdong Huitian agreed to cooperate in the research and development, manufacture, sales and after-sales service of flying vehicles, and Guangdong Xiaopeng will provide R&D service, technology consulting service and sales agent service to Guangdong Huitian. The 2024 Cooperation Framework Agreement expired on December 31, 2025. On August 22, 2025, Guangdong Xiaopeng further entered into a new cooperation framework agreement with Guangdong Huitian, effective from January 1, 2026 to December 31, 2028, to continue the cooperation on flying vehicles. Guangdong Huitian is significantly influenced by Mr. He.

Contractual Arrangements with the Group VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the Deposit Agreement, net of the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

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

Notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company, or a PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below). As discussed below under “—Passive Foreign Investment Company”, it is possible that we will be a PFIC for the current or future years. Therefore, if you are a non-corporate United States Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on the composition of our income and assets and the value of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for the year ended December 31, 2025, although there can be no assurance in this regard.

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

Foreign Exchange Risk

The Company uses Renminbi (“RMB”) as its reporting currency. Our revenues and expenses are primarily denominated in Renminbi. The functional currency of our company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the foreign currency transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive loss.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. On the other hand, we are subject to restrictions on currency exchange. Under PRC foreign exchange regulations, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We are subject to restrictions on currency exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Foreign Currency Exchange” for further details.

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

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the year ended December 31, 2023 and 2024 were increases of 0.2% and 0.2%, respectively. The consumer price index for the year ended December 31, 2025 was flat compared to 2024. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Payments by Depositary

For the year ended December 31, 2025, we are entitled to receive payment of US$3.0 million from Citibank, N.A., the depositary bank for our ADR program.

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

For the period from August 27, 2020 to December 31, 2025, we had fully utilized the net proceeds received from our initial public offering in the U.S. in August 2020 and our follow-on public offering in December 2020 for (i) research and development of our Smart EVs and NEVs and technologies, (ii) expansion of sales channels, supercharging network and international markets, (iii) marketing and promotional expenses, (iv) general corporate purposes and (v) strategic investments in core technologies of Smart EV and NEV. As of December 31, 2025, we had fully utilized the net proceeds received from our listing on the Hong Kong Stock Exchange and public offering in July 2021.

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

Based on that evaluation, our management has concluded that our disclosure controls and procedures as of December 31, 2025, were effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report.

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

	For the Year Ended December 31,
	2024	2025
	(In thousands of RMB)
Audit Fees(1)	13,047	12,509
All Other Fees(2)	—	366
Total	13,047	12,875

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

As of the date of this annual report, we have not adopted any share repurchase program. The annual general meeting held on June 27, 2025 approved a general mandate to our board of directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of such approval, for a period until the earliest of (i) the conclusion of the next annual general meeting, (ii) the end of the period within which the next annual general meeting is required to be held, and (iii) when such authority is revoked or varied by an ordinary resolution of our shareholders in general meeting.

In September 2022, Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, through Simplicity Holding Limited, an entity wholly-owned by Mr. He, purchased a total of 2,200,000 ADSs in the open market in compliance with applicable laws and regulations. The average price paid per ADS was US$13.58. In August 2024, Mr. He purchased in the open market a total of 1,000,000 Class A ordinary shares at an average price of HK$27.13 per Class A ordinary share, and a total of 1,419,922 ADSs at an average price of US$7.02 per ADS through Galaxy Dynasty Limited, an entity wholly-owned by Mr. He. Furthermore, in August 2025, Mr. He purchased in the open market a total of 3,100,000 Class A ordinary shares at an average price of HK$80.49 per Class A ordinary share through Galaxy Dynasty Limited.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have an audit committee, a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of six members, only four of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. Under the Hong Kong Listing Rules, at least one-third of our directors shall be independent non-executive directors, and we are required to establish an audit committee, a compensation committee and a nomination committee, but only a majority of each committee’s members are required to be independent non-executive directors. Our audit committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual, while each of them meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our compensation committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. Our nomination committee is composed of three members, only two of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. In addition, the NYSE Manual requires shareholder approval for issuance of securities in certain situations, which is not required under the Cayman Islands law. We intend to follow the home country practice and the applicable laws and regulations in Hong Kong (including the Hong Kong Listing Rules) in determining whether shareholder approval is required.

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
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, which have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences” and “—Any cyber-attacks, unauthorized access or control of the systems for our Smart EVs and NEVs could result in loss of confidence in us and our Smart EVs and NEVs and harm our business.”

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

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of XPeng Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39466), previously furnished with the Securities and Exchange Commission on June 21, 2023)

2.1	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	Specimen of Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020).

2.3	Form of Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated herein by reference to Exhibit (a) to the Registration Statement on Form F-6 (Registration No. 333-248098), initially filed with the Securities and Exchange Commission on August 21, 2020)

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

2.5	Dual Listing Letter Agreement, dated as of June 30, 2021, by and between the Company and the Citibank, N.A. (incorporated herein by reference to Exhibit (c)(i) to the Registration Statement on Form F-6 (Registration No. 333-272112), initially filed with the Securities and Exchange Commission on May 22, 2023)

2.6	Letter Agreement (Bulk Issuance), dated as of February 24, 2021, by and between the Company and XPeng Fortune Holdings Limited (incorporated herein by reference to Exhibit (c) to the Registration Statement on Form F-6 (Registration No. 333-256151), initially filed with the Securities and Exchange Commission on May 14, 2021)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

Exhibit Number	Description of Document

4.2	Form of Employment Agreement between the Registrant and its executive officers based in the PRC (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.3	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Zhipeng IoV and the current individual shareholder of Zhipeng IoV, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.3 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.4	English translation of Power of Attorney by and among Xiaopeng Technology, Zhipeng IoV and the current individual shareholder of Zhipeng IoV, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.5	English translation of Tripartite Agreement on the Comprehensive Assignment of Rights and Obligations under the Loan Agreement by and among Xiaopeng Technology, Zhipeng IoV’s current individual shareholder and Zhipeng IoV’s former individual shareholders, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.6	English translation of Exclusive Service Agreement by and among Xiaopeng Technology and Zhipeng IoV, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.7	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Zhipeng IoV and the current individual shareholder of Zhipeng IoV, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.8	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Smart Mobility, Yidian Smart Mobility and the current individual shareholder of Yidian Smart Mobility, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.9	English translation of Power of Attorney by and among Xiaopeng Smart Mobility, Yidian Smart Mobility and the current individual shareholder of Yidian Smart Mobility, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.10	English translation of Tripartite Agreement on the Comprehensive Assignment of Rights and Obligations under the Loan Agreement by and among Xiaopeng Smart Mobility, Yidian Smart Mobility’s current individual shareholder and Yidian Smart Mobility’s former individual shareholders, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.11	English translation of Exclusive Service Agreement by and among Xiaopeng Smart Mobility and Yidian Smart Mobility, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

Exhibit Number	Description of Document

4.12	English translation of Exclusive Option Agreement by and among Xiaopeng Smart Mobility, Yidian Smart Mobility and the current individual shareholder of Yidian Smart Mobility, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.13	English translation of Loan Agreement, between Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited and Chengxing Zhidong, dated May 27, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.14	English translation of Amendment No. 1 to the Loan Agreement, by and among Zhaoqing High-Tech Industry Development Zone Construction Investment and Development Co., Limited, Chengxing Zhidong and Zhaoqing Xiaopeng, dated August 25, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 7, 2020)

4.15†	English translation of Xiaopeng Brand Vehicle Cooperative Manufacturing Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.16†	English translation of Xiaopeng Brand Vehicle Distribution Agreement, between Xiaopeng Technology and Haima Automobile Co., Ltd., dated March 31, 2017 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 11, 2020)

4.17	Second Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.18	Form of Employment Agreement between the Registrant and its executive officers based in the United States (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.19	Form of Employment Agreement between the Registrant and its executive officers based in Hong Kong (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

4.20	English translation of Cooperation Agreement, dated September 28, 2020, between Xiaopeng Motors and Guangzhou GET Investment Holdings Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on September 28, 2020)

4.21	English translation of Capital Increase Agreement, dated March 12, 2021, by and among Chengxing Zhidong, Xiaopeng Motors, Guangdong Xiaopeng Motors Industry Holding Co., Ltd. and Guangdong Yuecai Industrial Investment Fund Partnership Enterprise (Limited Partnership) (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

Exhibit Number	Description of Document

4.22†	English translation of Investment Agreement, dated April 8, 2021, between Administrative Committee of Wuhan Economic & Technological Development Zone and Xiaopeng Motors (incorporated herein by reference to Exhibit 4.22 to the report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2021)

4.23	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.24	English translation of Power of Attorney by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.25	English translation of Loan Agreement by and among Xiaopeng Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.26	English translation of Exclusive Service Agreement between Xiaopeng Technology and Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.27	English translation of Exclusive Option Agreement by and among Xiaopeng Technology, Xintu Technology and the shareholder of Xintu Technology, dated August 12, 2021 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 28, 2022)

4.28	Share Purchase Agreement by and among the Registrant, Volkswagen China and Volkswagen Nominee, dated July 26, 2023 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.29	Investor Rights Agreement by and among the Registrant, Volkswagen China and Volkswagen Nominee, dated July 26, 2023 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.30	Share Purchase Agreement by and among the Registrant, DiDi and Da Vinci Auto Co. Limited, dated August 27, 2023 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.31	First Amendment to Share Purchase Agreement, dated August 27, 2023, by and among the Registrant, DiDi and Da Vinci Auto Co. Limited, dated November 12, 2023 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.32	Agreements for the Sale and Purchase of Shares in Dogotix by and among XPeng Dogotix Holdings Limited, Dogotix, and each of XProbot Holdings Limited and other minority selling shareholders, dated September 29, 2023 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

Exhibit Number	Description of Document

4.33	English translation of the Termination Agreement to Cooperation Agreement on the Acquisition of Insurance Agency Business Qualification, dated July 22, 2022, by and among Xiaopeng Motors Sales, Mr. Tao He, Mr. Tao He’s spouse and Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.34	English translation of Equity Interest Pledge Agreement by and among Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and the shareholder of Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.35	English translation of Power of Attorney by and among Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and the shareholder of Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.36	English translation of Loan Agreement between Xiaopeng Motors Sales and the shareholder of Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.37	English translation of Exclusive Service Agreement between Xiaopeng Motors Sales and GIIA, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.38	English translation of Exclusive Option Agreement by and among Xiaopeng Motors Sales, GIIA, Guangzhou Xuetao and the shareholder of Guangzhou Xuetao, dated January 31, 2024 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.39	Master Agreement on Platform and Software Collaboration by and among Xiaopeng Motors, Xiaopeng Technology, Volkswagen Group (China) Technology Company Ltd. and Volkswagen (Anhui) Company Ltd., dated February 5, 2024 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

4.40	English translation of Termination Agreement by and among Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s former individual shareholders, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.41	English translation of Termination Agreement by and among Xiaopeng Smart Mobility, Yidian Smart Mobility, and Yidian Smart Mobility’s former individual shareholders, dated April 20, 2024 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

4.42	2025 Share Incentive Scheme (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form S-8 (File No. 333-290373), as amended, initially filed with the Securities and Exchange Commission on September 19, 2025)

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-242283), as amended, initially filed with the Securities and Exchange Commission on August 21, 2020)

Exhibit Number	Description of Document

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 16, 2025)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Independent Registered Public Accounting Firm

97	Recovery of Erroneously Awarded Incentive-Based Compensation (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F (File No. 001-39466), as amended, initially filed with the Securities and Exchange Commission on April 17, 2024)

101.INS*	Inline XBRL Instance Document -this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith

**	Furnished herewith

†	Portions of this exhibit have been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XPENG INC.

By:	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer

Date: April 16, 2026

XPENG INC.

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of XPeng Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of XPeng Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
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
Warranty provisions for domestic vehicle sales
As described in Notes 2(r), 15 and 17 to the consolidated financial statements, the Company accrues a warranty liability for vehicles sold. As of December 31, 2025, the accrued warranty liability was RMB1,794.9 million, primarily relating to vehicles sold in Chinese Mainland, the domestic market. Accounting for warranties requires significant judgment by management of the Company to compute an estimate of the future costs to be incurred to repair or replace items under warranties and recalls when identified. Management determines the amount of the liability based on actual claims incurred to date and an estimate of the nature, frequency, and magnitude of the cost of potential claims by utilizing historical experiences of the Company.
The principal considerations for our determination that performing procedures relating to warranty provisions for domestic vehicle sales is a critical audit matter are the significant judgment by management in determining the warranty costs, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the reasonableness of management’s estimates of the nature, frequency and costs of future claims, and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the warranty provisions for domestic vehicle sales, including controls over management’s estimate of the nature, frequency, and magnitude of costs of future claims as well as the completeness and accuracy of actual claims history incurred to date. These procedures also included, among others, (i) evaluating the appropriateness of the model used by management to estimate future claims, (ii) evaluating the reasonableness of significant assumptions employed by management in developing their estimate for (a) the nature and frequency of future claims and (b) the related projected costs to be incurred to repair or replace items under warranty, considering current performance and historical experiences of the Company, (iii) performing a retrospective comparison of forecasts of claims prepared by management in prior periods to actual claims incurred, and (iv) testing the completeness, accuracy and relevance of management’s data relating to the actual claims incurred to date, including testing that such data was appropriately used by management in the estimation of warranty liability. Professionals with specialized skill and knowledge were used to assist in evaluating management’s model and developing an independent estimate of the accrual for warranty provisions for domestic vehicle sales, which was then compared to management’s estimate to evaluate its reasonableness.
Total estimated contract costs to complete technical research and development services contracts
As described in Notes 2(s) and 19 to the consolidated financial statements, the Company’s total services and others revenue for the year ended December 31, 2025 was RMB8,340.8 million, which included technical research and development (“R&D”) services revenue derived from a car manufacturer that was recognized based on the Company’s progress towards completion of contract performance obligations using the input method. Management applies significant judgment in estimating total contract costs, comprising labor costs, material costs, and other direct costs, which form the basis for determining the progress towards contract completion.
The principal considerations for our determination that performing procedures relating to total estimated contract costs to complete technical R&D services contracts is a critical audit matter are (i) the significant judgment by management when developing the total estimated contract costs to complete the contracts and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to estimating the total contract costs to complete the contracts.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated total contract costs and management’s tracking and recording of actual costs incurred for the contracts. These procedures also included, among others (i) evaluating the appropriateness of the model used by management to calculate progress toward completion and (ii) evaluating the reasonableness of the significant assumptions used by management related to estimating the contract costs to complete the contracts. Evaluating management’s assumptions related to the estimated contract costs involved evaluating whether the assumptions used by management were reasonable by: (i) testing their budgeting process and performing a retrospective review of the estimated contract costs as compared with actual costs incurred to assess the accuracy of management’s historical estimate; and (ii) testing the completeness and accuracy of the actual contract costs incurred, including testing such data was appropriately used by management in the estimation of total contract costs to complete the contracts.
/s/
PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People’s Republic of China
April 16, 2026
We have served as the Company’s auditor since 2019.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2025
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2(g)	18,586,274	17,329,612
Restricted cash	2(h)	3,153,390	6,071,491
Short-term deposits	2(i)	12,931,757	11,388,834
Restricted short-term deposits		110,699	296,277
Short-term investments	2(k), 6	751,290	3,217,293
Long-term deposits, current portion	2(i)	452,326	3,020,317
Restricted long-term deposits, current portion	16	—	600,472
Accounts and notes receivable, net		2,449,629	1,996,917
Installment payment receivables, net, current portion	12	2,558,756	3,553,054
Inventory	7	5,562,922	10,380,668
Amounts due from related parties	26	43,714	102,219
Prepayments and other current assets, net	8	3,135,312	5,296,673

Total current assets		49,736,069	63,253,827

Non-current assets
Long-term deposits	2(i)	4,489,036	4,263,542
Restricted long-term deposits	16	1,487,688	1,468,708
Property, plant and equipment, net	9	11,521,863	13,527,237
Right-of-use assets, net	18	1,261,663	3,730,921
Intangible assets, net	10	4,610,469	4,253,168
Land use rights, net	11	2,744,424	3,216,526
Installment payment receivables, net	12	4,448,416	6,496,020
Long-term investments	6,13	1,963,194	2,523,037
Other non-current assets	14	443,283	429,644

Total non-current assets		32,970,036	39,908,803

Total assets		82,706,105	103,162,630

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2025 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings	16	4,609,123	4,282,000
Accounts payable		15,181,585	18,001,675
Notes payable		7,898,896	19,161,724
Amounts due to related parties	26	9,364	1,064
Income taxes payable		14,514	44,682
Derivative liability	5,6	—	281,009
Operating lease liabilities, current portion	18	324,496	445,901
Finance lease liabilities, current portion	18	41,940	55,581
Deferred revenue, current portion	20	1,275,716	1,463,065
Long-term borrowings, current portion	16	1,858,613	1,837,950
Accruals and other liabilities	15	8,650,636	12,538,698

Total current liabilities		39,864,883	58,113,349

Non-current liabilities
Long-term borrowings	16	5,664,518	6,588,865
Operating lease liabilities	18	1,345,852	4,246,599
Finance lease liabilities	18	777,697	740,576
Deferred revenue	20	822,719	1,206,014
Derivative liability	5,6	167,940	—
Deferred tax liabilities	24(b)	341,932	330,353
Other non-current liabilities	17	2,445,776	1,568,284

Total non-current liabilities		11,566,434	14,680,691

Total liabilities		51,431,317	72,794,040

Commitments and contingencies	27

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2025 (CONTINUED)
(All amounts in thousands, except for share and per share data)

	Note	As of December 31,
		2024	2025
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,551,709,362 and 1,562,944,610 shares issued, 1,549,404,500 and 1,559,991,508 shares outstanding as of December 31, 2024 and 2025, respectively)	22	104	105
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	22	21	21
Additional paid-in capital		70,671,685	71,236,011
Statutory and other reserves		95,019	137,720
Accumulated deficit		(41,585,549)	(42,767,710)
Accumulated other comprehensive income		2,093,508	1,762,443

Total shareholders’ equity		31,274,788	30,368,590

Total liabilities and shareholders’ equity		82,706,105	103,162,630

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Revenues
Vehicle sales	19	28,010,857	35,829,402	68,378,920
Services and others	19	2,665,210	5,036,907	8,340,822

Total revenues		30,676,067	40,866,309	76,719,742

Cost of sales (1)
Vehicle sales		(28,457,909)	(32,866,163)	(59,598,391)
Services and others		(1,767,003)	(2,154,378)	(2,648,432)

Total cost of sales		(30,224,912)	(35,020,541)	(62,246,823)

Gross profit		451,155	5,845,768	14,472,919

Operating expenses (1)
Research and development expenses	2(u)	(5,276,574)	(6,456,734)	(9,489,979)
Selling, general and administrative expenses	2(v)	(6,558,942)	(6,870,644)	(9,398,456)
Other income, net	2(y)	465,588	589,227	1,761,419
Fair value gain (loss) on derivative liability relating to the contingent consideration		29,339	234,245	(117,305)

Total operating expenses, net		(11,340,589)	(12,503,906)	(17,244,321)

Loss from operations		(10,889,434)	(6,658,138)	(2,771,402)

Interest income		1,260,162	1,374,525	1,163,210
Interest expenses		(268,666)	(343,982)	(379,931)
Fair value loss on derivative liability		(410,417)	—	—
Investment (loss) gain on long-term investments	13	(224,364)	(261,991)	500,533
Exchange gain (loss) from foreign currency transactions		97,080	(49,543)	285,998
Other non-operating income, net		41,934	108,154	44,789

Loss before income tax (expenses) benefit and share of results of equity method investees		(10,393,705)	(5,830,975)	(1,156,803)

Income tax (expenses) benefit	24(a)	(36,810)	69,780	(13,585)
Share of results of equity method investees	13	54,740	(29,069)	30,928

Net loss		(10,375,775)	(5,790,264)	(1,139,460)

Net loss attributable to ordinary shareholders of XPeng Inc.		(10,375,775)	(5,790,264)	(1,139,460)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Net loss		(10,375,775)	(5,790,264)	(1,139,460)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax		286,614	262,870	(331,065)

Total comprehensive loss attributable to XPeng Inc .		(10,089,161)	(5,527,394)	(1,470,525)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(10,089,161)	(5,527,394)	(1,470,525)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	25	1,740,921,519	1,891,357,212	1,903,989,310
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	25	(5.96)	(3.06)	(0.60)

(1)	Share-based compensation was allocated in cost of sales and operating expenses as follows:

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Cost of sales		3,235	2,599	967
Selling, general and administrative expenses		206,936	147,672	234,082
Research and development expenses		340,364	323,384	329,278
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022		1,725,402,056	114	(4,919,170)	(1)	60,691,019	6,425	1,544,024	(25,330,916)	36,910,665

Share-based compensation	23	—	—	—	—	550,535	—	—	—	550,535
Issuance of treasury shares	22	8,571,852	—	(8,571,852)	—	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	22	—	—	10,679,408	—	—	—	—	—	—
Issuance of ordinary shares for vested RSUs	22	599,886	—	—	—	—	—	—	—	—
Contingent consideration classified as equity relating to the acquisition of DiDi’s smart auto business	5	—	—	—	—	260,546	—	—	—	260,546
Issuance of ordinary shares as consideration for the acquisition of DiDi’s smart auto business	5,22	58,164,217	4	—	—	3,268,541	—	—	—	3,268,545
Issuance of ordinary shares to Volkswagen Group (“Volkswagen”)	22	94,079,255	7	—	—	5,427,390	—	—	—	5,427,397
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	286,614	—	286,614
Net loss		—	—	—	—	—	—	—	(10,375,775)	(10,375,775)
Appropriations to reserves	2(ab)	—	—	—	—	—	53,610	—	(53,610)	—

Balance as of December 31, 2023		1,886,817,266	125	(2,811,614)	(1)	70,198,031	60,035	1,830,638	(35,760,301)	36,328,527

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023		1,886,817,266	125	(2,811,614)	(1)	70,198,031	60,035	1,830,638	(35,760,301)	36,328,527

Share-based compensation	23	—	—	—	—	473,655	—	—	—	473,655
Issuance of treasury shares	22	7,953,404	1	(7,953,404)	(1)	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	22	—	—	8,460,156	1	(1)	—	—	—	—
Issuance of ordinary shares for vested RSUs	22	1,010,502	—	—	—	—	—	—	—	—
Issuance of ordinary shares as consideration for the acquisition of DiDi’s smart auto business	5, 22	4,636,447	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	262,870	—	262,870
Net loss		—	—	—	—	—	—	—	(5,790,264)	(5,790,264)
Appropriations to reserves	2(ab)	—	—	—	—	—	34,984	—	(34,984)	—

Balance as of December 31, 2024		1,900,417,619	126	(2,304,862)	(1)	70,671,685	95,019	2,093,508	(41,585,549)	31,274,788

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity
	Note	Shares	Par Value	Shares	Par Value
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024		1,900,417,619	126	(2,304,862)	(1)	70,671,685	95,019	2,093,508	(41,585,549)	31,274,788

Share-based compensation	23	—	—	—	—	564,327	—	—	—	564,327
Issuance of treasury shares	22	10,252,280	1	(10,252,280)	(1)	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	22	—	—	9,604,040	1	(1)	—	—	—	—
Issuance of ordinary shares for vested RSUs	22	982,968	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	(331,065)	—	(331,065)
Net loss		—	—	—	—	—	—	—	(1,139,460)	(1,139,460)
Appropriations to reserves	2(ab)	—	—	—	—	—	42,701	—	(42,701)	—

Balance as of December 31, 2025		1,911,652,867	127	(2,953,102)	(1)	71,236,011	137,720	1,762,443	(42,767,710)	30,368,590

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Cash flows from operating activities
Net loss		(10,375,775)	(5,790,264)	(1,139,460)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	9	1,645,760	1,571,754	1,804,658
Amortization of intangible assets	10	230,501	537,669	567,390
Amortization of right-of-use assets		182,195	413,349	540,068
Amortization of land use rights	11	48,828	49,868	75,819
Loss of disposal of property, plant and equipment	2(m)	4,863	21,787	25,967
Loss of disposal of intangible assets		409	74	651
Impairment of property, plant and equipment		81,814	137,519	109,471
Impairment of intangible assets	10	8,712	—	885
Current expected credit loss of accounts receivable	2(j)	18,222	20,328	66,205
Current expected credit loss (gain) of installment payment receivables	2(j)	47,352	(16,651)	63,195
Current expected credit loss (gain) of other current assets	2(j)	4,783	1,895	(3,102)
Inventory write-downs	2(l), 7	1,054,711	943,734	555,368
Exchange (gain) loss from foreign currency transactions		(97,080)	49,543	(285,998)
Interest income		(352,179)	(40,244)	(168,325)
Share-based compensation	23	550,535	473,655	564,327
Fair value loss on derivative assets or derivative liabilities		410,417	—	—
Fair value (gain) loss on derivative liability relating to the contingent consideration	5	(29,339)	(234,245)	117,305
Investment loss (gain) on long-term investments	13	224,364	261,991	(500,533)
Share of results of equity method investees	13	(54,740)	29,069	(30,928)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts and notes receivable		1,138,408	246,259	386,507
Inventory		(2,358,763)	(1,060,210)	(5,772,107)
Amounts due from related parties		34,176	(30,766)	(58,505)
Prepayments and other current assets		329,654	(321,139)	(2,188,536)
Other non-current assets		150,944	(40,163)	(34,424)
Accounts payable		6,189,745	1,690,441	2,820,090
Notes payable		1,766,188	(820,391)	11,262,828
Deferred tax liabilities		18,797	(62,086)	(11,579)
Deferred revenue	20	216,694	798,492	570,644
Operating lease liabilities		(172,612)	(405,680)	(535,095)
Accruals and other liabilities		1,089,108	1,533,014	3,443,333
Other non-current liabilities		443,545	95,322	(904,361)
Installment payment receivables		(1,473,594)	(2,080,971)	(3,105,097)
Amounts due to related parties		1,433	5,933	(8,300)
Income taxes payable		(21,912)	8,771	30,168

Net cash provided by (used in) operating activities		956,164	(2,012,343)	8,258,529

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)
(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Cash flows from investing activities
Maturity (Placement) of short-term deposits		5,441,363	(2,984,153)	1,206,328
Maturity (Placement) of short-term investments		524,172	62,799	(2,305,091)
(Placement) Maturity of long-term deposits		(2,548,847)	5,179,690	(2,192,304)
Placement of restricted short-term deposits		(1,010,000)	(588,000)	(619,100)
Maturity of restricted short-term deposits		1,010,000	558,000	433,100
Placement of restricted long-term deposits		(580,000)	(1,100,000)	(550,000)
Purchase of property, plant and equipment		(2,096,326)	(2,226,111)	(3,155,865)
Receipt of government subsidy related to assets		111,944	19,200	60,543
Purchase of intangible assets		(124,838)	(196,901)	(191,192)
Disposal of property, plant and equipment		8,380	169,539	52,431
Purchase of land use rights		(90,341)	(4,925)	—
Disposal of long-term investments	13	—	—	82,357
Cash paid for long-term investments		(188,681)	(144,237)	(103,016)
Cash acquired relating to a business combination		684,214	—	—
Cash paid for an asset acquisition, net of cash acquired		(509,872)	—	—
Purchase of retained asset-backed notes and securities	13	—	—	(80,250)
Proceeds from maturities of retained asset-backed notes and securities	13	—	—	27,577

Net cash provided by (used in) investing activities		631,168	(1,255,099)	(7,334,482)

Cash flows from financing activities
Proceeds from issuance of ordinary shares to Volkswagen Group		5,019,599	—	—
Proceeds from borrowings	16	8,271,823	10,718,107	8,870,092
Repayments of borrowings	16	(5,162,232)	(9,489,570)	(8,293,531)
Repayments of amounts to a related party	26	—	(27,449)	—
Repayments of debt from third party investors		—	(500,000)	—
Repayments of finance lease liabilities	18	(113,943)	(31,767)	(61,801)

Net cash provided by financing activities		8,015,247	669,321	514,760

Effects of exchange rate changes on cash, cash equivalents and restricted cash		(14,576)	35,736	222,632
Net increase (decrease) in cash, cash equivalents and restricted cash		9,588,003	(2,562,385)	1,661,439
Cash, cash equivalents and restricted cash at beginning of the year		14,714,046	24,302,049	21,739,664

Cash, cash equivalents and restricted cash at end of the year		24,302,049	21,739,664	23,401,103

Supplemental disclosure of cash flows information
Cash paid for interest, net of amounts capitalized		(306,656)	(465,031)	(503,740)
Cash paid for income taxes, net of refunds	24	(25,727)	(33,635)	(17,259)
Acquisition of property, plant and equipment included in liabilities		1,723,130	1,799,882	2,282,932
Cash acquired relating to a business combination		684,214	—	—
Cash paid for an asset acquisition		(710,479)	—	—
Cash acquired relating to an asset acquisition		200,607	—	—
Supplemental disclosure of non-cash investing activities:
Ordinary shares issued for the acquisition of DiDi’s smart auto business		3,087,849	—	—
Fair value of contingent consideration relating to the acquisition of DiDi’s smart auto business		694,357	—	—
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
The Group designs, develops and delivers smart electric vehicles and new energy vehicles. It manufactures all vehicles through its own plants in Zhaoqing and Guangzhou, and its own manufacturing base in Wuhan. As of December 31, 2024 and 2025, its primary operations are conducted in the People’s Republic of China (“PRC”).
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c)
Principal subsidiaries and VIEs
As of December 31, 2025, the Company’s principal subsidiaries and VIEs are as follows:

	Place of incorporation	Date of incorporation or acquisition	Equity interest held	Principal activities
Principal subsidiaries
Guangzhou Chengxingzhidong Motors Technology Co., Ltd. (“Chengxing”)	PRC	January 09, 2015	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd.(“Xiaopeng Technology”)	PRC	May 12, 2016	100%	Design and technology development
Guangzhou Xiaopeng Motors Manufacturing Co., Ltd.	PRC	April 07, 2017	100%	Design and technology development
Guangzhou Xiaopeng Autopilot Technology Co., Ltd.	PRC	November 18, 2019	100%	Technology development
Guangzhou Xiaopeng Smart Charging Technology Co., Ltd.	PRC	June 22, 2020	100%	Smart charging technology development
Guangzhou Zhipeng Manufacturing Co., Ltd.	PRC	January 14, 2021	100%	Manufacturing of vehicles
Xiaopeng New Energy Motors Sales (Guangzhou) Co., Ltd.	PRC	June 14, 2023	100%	Vehicle wholesale and retail
Zhaoqing Xiaopeng New Energy Investment Co., Ltd.(“Zhaoqing Xiaopeng New Energy”) 1	PRC	February 13, 2020	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Motors Co., Ltd. (“Zhaoqing Xiaopeng”)	PRC	May 18, 2017	100%	Manufacturing of battery pack
Xiaopeng Motors Sales Co., Ltd. (“Xiaopeng Motors Sales”)	PRC	January 08, 2018	100%	Vehicle wholesale and retail
Xiaopeng Motors Huazhong (Wuhan) Co., Ltd.(“Wuhan Xiaopeng”)	PRC	April 30, 2021	100%	Technology development and vehicle retail
Wuhan Xiaopeng Smart Manufacturing Co., Ltd.	PRC	August 16, 2021	100%	Manufacturing of battery pack and electric drive system
Shanghai Xiaopeng Motors Technology Co., Ltd.(“Shanghai Xiaopeng”)	PRC	February 12, 2018	100%	Technology development and vehicle retail
Shenzhen Xiaopeng Motors Supply Chain Management Co., Ltd	PRC	January 5, 2024	100%	Export trading
XPeng Huitian Holding Limited	BVI	October 12, 2020	100%	Investment holding
Dogotix Inc.	BVI	October 09, 2023	100%	Investment holding
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	100%	Investment holding
XPeng European Holding B.V.	Netherlands	January 28, 2021	100%	Investment holding

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c)
Principal subsidiaries and VIEs (continued)

As of December 31, 2025, the Company’s principal subsidiaries and VIEs are as follows (continued):

	Place of incorporation	Date of incorporation or acquisition	Principal activities
VIEs
Guangzhou Zhipeng IoV Technology Co., Ltd. (“Zhipeng IoV”) (Note 1(c)(i))	PRC	May 23, 2018	Business of development and the operation of an Internet of Vehicles network
Guangzhou Yidian Smart Mobility Technology Co., Ltd. (“Yidian Smart Mobility”) (Note 1(c)(ii))	PRC	May 24, 2018	Business of provision of online-hailing services through online platform
Guangzhou Xintu Technology Co., Ltd. (“Xintu Technology”) (Note 1(c)(i))	PRC	April 27, 2021	Surveying and mapping
Guangdong Intelligent Insurance Agent Co., Ltd. (“GIIA”, formerly known as Qingdao Miaobao Insurance Agency Co., Ltd.) (Note 1(c)(iii))	PRC	July 22, 2022	Insurance agency
VIEs’ subsidiary
Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. (“Zhipeng Kongjian”, formerly known as Jiangsu Zhitu Technology Co., Ltd., a subsidiary of Xintu Technology) (Note 1(c)(i))	PRC	June 23, 2021	Surveying and mapping
Guangzhou Pengxiao Technology Co., Ltd. (“Guangzhou Pengxiao Technology”, a subsidiary of Zhipeng IoV) (Note 1(c)(i))	PRC	October 11, 2024	Business of development and the operation of an Internet of Vehicles network
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
On August 12, 2021, Guangzhou Kuntu Technology Co., Ltd. (“Kuntu Technology”), a company controlled by the Zhipeng IoV’s Nominee Shareholders, acquired 100% of the equity interest of Xintu Technology from Zhipeng IoV. On the same day, Xiaopeng Technology, Xintu Technology and Kuntu Technology entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Xintu Technology. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Xintu Technology to direct the activities that most significantly impact Xintu Technology’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Xintu Technology. Management concluded that Xintu Technology is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Xintu Technology and shall consolidate the financial results of Xintu Technology in the Group’s consolidated financial statements under U.S. GAAP. As of December 31, 2025, Xintu Technology did not have significant operations, nor any material assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

On September 6, 2021, Xiaopeng Technology (wholly owned by the Company) acquired 50% equity interests in Zhipeng IoV from Zhipeng IoV’s Nominee Shareholders. At the same time, the aforementioned contractual agreements had been modified to reflect the change of equity interests in Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. On April 20, 2024, the original Nominee Shareholders of Zhipeng IoV changed to a new Nominee Shareholder, who is an employee from the Group, and the aforementioned contractual agreements had been modified to reflect the change of nominee shareholders of Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s new Nominee Shareholder entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Zhipeng IoV, to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Accordingly, the Company continued to consolidate the financial results of Zhipeng IoV under U.S. GAAP. On October 11, 2024, Zhipeng IoV established a wholly-owned subsidiary, Guangzhou Pengxiao Technology. As of December 31, 2025, Zhipeng IoV did not have significant operations, nor any material assets or liabilities.
(ii) Yidian Smart Mobility which is primarily engaged in the business of provision of online-hailing services through online platform was established by two shareholders of the Company (the “Yidian Smart Mobility‘s Nominee Shareholders”) on May 24, 2018. On May 28, 2018, Guangzhou Xiaopeng Smart Mobility Technology Co., Ltd, (“Xiaopeng Smart Mobility”), Yidian Smart Mobility, and Yidian Smart Mobility‘s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Smart Mobility to exercise the equity owner’s rights over Yidian Smart Mobility. These agreements provide the Company, as the only shareholder of Xiaopeng Smart Mobility, with a controlling financial interest under ASC 810 in Yidian Smart Mobility to direct the activities that most significantly impact Yidian Smart Mobility’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Smart Mobility. Management concluded that Yidian Smart Mobility is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Smart Mobility and shall consolidate the financial results of Yidian Smart Mobility in the Group’s consolidated financial statements under U.S. GAAP.
On September 10, 2021, Xiaopeng Smart Mobility (wholly owned by the Company) acquired

50
%
 equity interests in Yidian Smart Mobility from Yidian Smart Mobility’s Nominee Shareholders. At the same time, the aforementioned contractual agreements have been modified to reflect the change of equity interests in Yidian Smart Mobility. Xiaopeng Smart Mobility, Yidian Smart Mobility, and Yidian Smart Mobility’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Smart Mobility to exercise the equity owner’s rights over Yidian Smart Mobility. On April 20, 2024, the original Nominee Shareholders of Yidian Smart Mobility changed to a new Nominee Shareholder, who is an employee from the Group, and the aforementioned contractual agreements had been modified to reflect the change of nominee shareholders of Yidian Smart Mobility. Xiaopeng Smart Mobility, Yidian Smart Mobility, and Yidian Smart Mobility’s new Nominee Shareholder entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Smart Mobility to exercise the equity owner’s rights over Yidian Smart Mobility. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE’s primary beneficiary, with a controlling financial interest under ASC 810 in Yidian Smart Mobility, to direct the activities that most significantly impact Yidian Smart Mobility’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Smart Mobility. Accordingly, the Company continued to consolidate the financial result of Yidian Smart Mobility under U.S. GAAP. As of December 31, 2025, Yidian Smart Mobility did not have significant operations, nor any material assets or liabilities.

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
GAAP. As of December 31, 2025, GIIA did not have significant operations, nor any material asset or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(d)
Liquidity
The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB10,375,775, RMB5,790,264 and RMB1,139,460 for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit amounted to RMB41,585,549 and RMB42,767,710 as of December 31, 2024 and 2025, respectively. Net cash provided by operating activities was approximately RMB956,164 for the year ended December 31, 2023. Net cash used in operating activities was approximately RMB2,012,343 for the years ended December 31, 2024. Net cash provided by operating activities was approximately RMB8,258,529 for the year ended December 31, 2025.
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
As of December 31, 2025, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB55,637 restricted as to withdrawal or use for legal disputes, short-term deposits, restricted short-term deposits, current portion of restricted long-term deposits, short-term investments, and current portion of long-term deposits was RMB41,868,659.
Management concluded that its existing balance of cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, current portion of restricted long-term deposits, short-term investments and current portion of long-term deposits as of December 31, 2025, provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

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
(c) Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of the most likely amount of variable considerations of revenue contracts, the determination of the total estimated contracts costs to complete technical research and development service contracts, the determination of the discount rate used to adjust the promised amount of consideration for the effects of a significant financing component, the determination of warranty provision, lower of cost and net realizable value of inventory, losses on purchase commitments relating to inventory, assessment for impairment of long-lived assets and intangible assets, useful lives and residual values of long-lived assets and finite-lived intangible assets, determination of the fair value of derivative liability relating to the contingent consideration in business combination, fair value of assets and liabilities acquired or assumed in business combination, fair value of assets and liabilities acquired or assumed in asset acquisition, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses, determination of the fair value of debt investments accounted for under the fair value option model as well as subsequent adjustments for equity investments without readily determinable fair values and not accounted for by the equity method.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(d) Functional currency and foreign currency translation
The Company uses Renminbi (“
RMB
”) as its reporting currency. The functional currencies of the Company and its subsidiaries which are incorporated in the Cayman Islands, British Virgin Islands, United States, Hong Kong and other regions is United States dollars (“
US$
”) or their respective local currencies, while the functional currencies of the other subsidiaries and VIEs which are incorporated in the PRC are RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.
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
The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the consolidated statement of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statement of changes in shareholders’ equity.
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
Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by performing the quantitative test through comparing each reporting unit’s fair value to its carrying value, including goodwill. No impairment provision was made related to the Group’s goodwill for the year ended December 31, 2023, 2024 and 2025.

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
Financial assets and liabilities that are measured at amortized cost primarily consist of cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposit, short-term investments, accounts and notes receivable, installment payment receivables, long-term deposits, restricted long-term deposits, equity method investments, other assets, accounts payable, notes payable, short-term borrowings, finance lease liabilities, operating lease liabilities, accruals and other liabilities and long-term borrowings. As of December 31, 2024 and 2025, the carrying values of these financial instruments, except for other non-current
assets,
non-current
portion of long-term deposits,
non-current
portion of restricted long-term deposit,
non-current
portion of long-term borrowings, and
non-current
portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.
Financial assets and liabilities that are measured at fair value on a recurring basis consist of short-term investments, equity investments with readily determinable fair values, debt investments that are accounted for under the fair value option model and derivative liability.
All of the Group’s short-term investments, which are comprised primarily of structured deposits and bank financial products, are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate, gold market price, national debt or benchmark interest rates. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as interest rates and currency rates.
Equity investments with readily determinable fair values (Note 13) are valued using the quoted prices in active markets at the reporting date, which are classified within Level I of the fair value hierarchy.
The Group has debt investments that are accounted for under the fair value option model (Note 13) and a derivative liability relating to certain contingent consideration, which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings. Such debt investments and derivative liability are classified within Level III of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.
The Group’s retained asset-backed notes and securities (Note 13) are carried at fair value, which are classified within Level II and valued using directly or indirectly observable inputs in the market place.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(g) Cash and cash equivalents
Cash and cash equivalents represent cash on hand, deposits that are available for withdrawal at any time without prior notice or penalty and highly liquid investments placed with banks or other financial institutions. All components are unrestricted as to withdrawal and use, and such investments have original maturities of three months or less.
Cash and cash equivalents as reported in the consolidated statement of cash flows are presented separately on the consolidated balance sheets as follows:

	As of December 31, 2024		As of December 31, 2025
	Amount	RMB equivalent	Amount	RMB equivalent
Cash and cash equivalents:
RMB	15,838,827	15,838,827	14,152,511	14,152,511
US$	345,447	2,483,208	222,584	1,564,499
EUR	17,286	130,088	114,337	941,620
Others	not applicable	134,151	not applicable	670,982

Total		18,586,274		17,329,612

As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong, United States and Europe.
(h) Restricted cash
Restricted cash primarily represents bank deposits for letters of guarantee, bank notes, bank borrowings and others amounted to RMB
3,148,492
and RMB
6,015,854
as of December
31
,
2024
and
2025
, respectively. In addition, restricted cash includes certain deposits, amounting to RMB
4,898
and RMB
55,637
as of December
31
,
2024
and
2025
, respectively, that are restricted due to legal disputes.
(i) Short-term and long-term deposits
Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive loss during the periods presented. As of December 31, 2024 and 2025, substantially all of the Group’s short-term deposits amounting to RMB12,931,757 and RMB11,388,834
, respectively, had been placed in reputable financial institutions in the PRC.
Long-term deposits represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive loss during the periods presented. As of December 31, 2024 and 2025, substantially all of the Group’s long-term deposits amounting to RMB4,941,362 and RMB7,283,859, respectively, had been placed in reputable financial institutions in the PRC, out of which, RMB452,326 and RMB3,020,317 will be due within one year and are classified to “Long-term deposits, current portion”, respectively.
The Group used to report the restricted term deposit on net basis in the consolidated statement of cash flows which should instead be presented on a gross basis under ASC 230. In 2024, the comparative figures for the year ended December 31, 2023 had been revised to gross present placement and maturities of restricted short-term deposits and placement of restricted long-term deposits, amounting to RMB1,010,000, RMB1,010,000 and RMB580,000, respectively. This revision had no impact on the consolidated balance sheets, consolidated statements of comprehensive loss for the year ended December 31, 2023 nor did it have an impact on total cash flows from operating, investing or financing activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(j) Current expected credit losses
The Group’s cash and cash equivalents, restricted cash, time deposits in bank, accounts and notes receivable, amounts due from related parties, other current assets, installment payment receivables, and other non-current
assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposits, installment payment receivables and others aforementioned, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions and supportable forecasts of future economic conditions in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter end based on the Group’s specific facts and circumstances.
For the years ended December 31, 2023, 2024 and 2025, the Group recorded RMB70,357, RMB5,572 and RMB126,298 in expected credit loss expense in selling, general and administrative expenses, respectively. As of December 31, 2024, the expected credit loss provision recorded in current and non-current
assets were RMB63,866 and RMB55,932, respectively. As of December 31, 2025, the expected credit loss provision recorded in current and non-current
assets were RMB142,328 and RMB75,357, respectively.
For Installment payment receivables related to aggregate receivables of the installment payments for auto financing, the Group classified its installment payment receivables into different categories from performing to non-performing
based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. The lifetime current expected credit losses for the installment payment receivables was determined by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. As of December 31, 2024 and 2025, the majority of the installment payment receivables had been categorized as performing since the customers had a low risk of default, a strong capacity to meet contractual cash flows and had no past due repayments and the amounts of installment payment receivables of non-performing
categories were immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(j) Current expected credit losses (continued)

The Group considers historical credit loss rates for each category of receivables, other current assets, installment payment receivables related to technical research and development services and other non-current
assets and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case
basis for particular aged receivable balances.
The Group’s expected credit loss of cash and cash equivalents, restricted cash, time deposit in bank, amounts due from related parties and notes receivable within the scope of ASC Topic 326 were immaterial.
The following table summarizes the activity in the allowance for credit losses related to accounts receivable, other current assets, installment payment receivables and other non-current
assets for the years ended December 31, 2023, 2024 and 2025:

For the Year Ended December 31, 2023
Balance as of December 31, 2022	121,707
Current period provision	70,357
Write-offs	(41,281)

Balance as of December 31, 2023	150,783

For the Year Ended December 31, 2024
Balance as of December 31, 2023	150,783
Current period provision	5,572
Write-offs	(36,557)

Balance as of December 31, 2024	119,798

For the Year Ended December 31, 2025
Balance as of December 31, 2024	119,798
Current period provision	126,298
Transfer out due to derecognition of financial assets	(13,140)
Write-offs	(15,271)

Balance as of December 31, 2025	217,685

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(k) Short-term investments
For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected as “Interest income” in the consolidated statement of comprehensive loss. The Group’s short-term investments in financial instruments were RMB751,290 and RMB 3,217,293 as of December 31, 2024 and 2025, respectively.
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
Inventory write-downs of RMB1,054,711, RMB943,734 and RMB555,368 were recognized in cost of sales for the years ended December 31, 2023, 2024 and 2025, respectively.
(m) Property, plant and equipment, net
Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful lives of the assets. Residual value rate is determined to 0%-50% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

Estimated useful lives
Buildings	10 to 20 years
Machinery and equipment	2 to 10 years
Charging infrastructure	3 to 5 years
Vehicles	1.5 to 10 years
Computer and electronic equipment	2 to 10 years
Leasehold improvements	shorter of the lease terms or the estimated useful lives
Others	2 to 5 years

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
The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss. Losses on the disposal of property, plant and equipment amounting to RMB4,863, RMB21,787 and RMB25,967 were recognized in operating expenses during the years ended December 31, 2023, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(n) Intangible assets, net
Intangible assets consist of manufacturing license, software, license of maintenance and overhauls, vehicle model technology (“VMT”), vehicle platform technology (“VPT”), robotics platform technology and other intangible assets. Intangible assets with finite lives, including software, license of maintenance and overhaul, VPT, VMT, robotics platform technology and other intangible assets, are carried at acquisition cost less accumulated amortization and impairment, if any. Finite -lived intangible assets are tested for impairment if impairment indicators arise.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(n) Intangible assets, net (continued)

Intangible assets that have indefinite useful lives are manufacturing license, and others, as of December 31, 2025. No useful life was determined in the contract terms when the Group acquired the manufacturing license, and others. The Group expects that such intangible assets are unlikely to be terminated and will continue to be renewed as a matter of course based on industry experience, and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite. In August, 2024, the Group completed the associated research and development efforts and a determination related to commercial feasibility of the vehicle model technology under development (“VMTUD”) acquired through business combination and estimated the useful life of VMTUD. The VMTUD was transferred into VMT as finite-lived intangible assets aforementioned.
The Group evaluates indefinite-lived intangible assets annually as of each balance sheet date to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electronic vehicle industry in China, the Group’s improving sales performance, the stable macroeconomic conditions in China and the Group’s future manufacturing plans, the Group determined that it is not likely that the manufacturing license, and others were impaired as of December 31, 2024 and 2025, respectively. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2023, 2024 and 2025.
(o) Land use rights, net
Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 12 to 50 years that represent the terms of land use rights certificate.

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
Debt Investments
The Group elected to account for certain debt investments under the fair value option model including preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument
basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option model are carried at fair value with unrealized gains and losses recorded in the consolidated statement of comprehensive loss. Interest income from debt investments is recognized in earnings using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.
The Group’s debt securities including retained asset-backed notes and securities are reported at fair value, and subsequent changes in the fair value are recognized through net income.

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
(r) Warranties
The Group provides a manufacturer’s standard warranty on all vehicles sold, primarily in Chinese Mainland. The Group accrues a warranty reserve for the vehicles sold by the Group, which includes the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current
liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition(continued)

Vehicle sales
The Group generates revenue from sales of vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within 2 to 6 years, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPeng-branded supercharging stations, lifetime warranty of battery and customer loyalty point, which are defined by the Group’s sales policy and accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer.
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
are not met.
Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as services and others.
The overall contract price of vehicle, and related products and services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the vehicle and household charging pile is recognized at a point in time, when the control of the vehicle is transferred to the customer and the charging pile is installed at customer’s designated location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition (continued)

Vehicle sales (continued)

For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, the Group recognizes revenue over time based on a cost-to-cost
method. For the free battery charging within 2 to 6 years and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPeng-branded supercharging stations, the Group recognizes the revenue over time based on a straight-line method during the expected useful life of the vehicle.
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
Services and others
Other services included services embedded in sales contracts, supercharging service, maintenance service, technical support services, technical research and development services and second-hand vehicle sales service. These services are recognized either over time or point in time, as appropriate, under ASC 606.
The Group licenses a car manufacturer with right to use its
in-house
developed platform and technology, and provides technical research and development services to integrate the Group’s technology into the car manufacturer’s vehicles and platforms.
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
Fees entitled by the Group upon or post SOP of the car manufacturer’s vehicles are considered as variable consideration as there are binary outcomes regarding the fee entitlement. The Group estimates the amount of variable consideration using the most likely amount method and includes the estimated amount in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Upon achievement of certain key milestones as stipulated in the R&D services contract, the Group determines that certain portions of the variable consideration, including amounts satisfied in prior periods, should be included in the transaction price for the current period. The remaining portions are excluded from the transaction price based on an assessment of facts and circumstances existing at the reporting date. The Group reassesses and updates its estimate at each reporting date until the uncertainty is resolved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition (continued)

Services and others (continued)

A portion of the consideration is paid in installments, which provides the customer with a significant benefit of financing. In this circumstance, the contract contains a significant financing component. Consequently, the transaction price is adjusted to reflect the time value of money using an applicable discount rate (i.e., a rate reflecting the credit characteristics of the party receiving financing in the contract). The rate to be used is determined at contract inception and is not reassessed. Receivables related to these installment payments are recognized as installment payment receivables. The difference between the gross receivable and its present value is recorded as unearned finance income. No interest income resulting from arrangements with a significant financing component is recorded as of the period end.

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
(u) Research and development expenses
All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2023, 2024 and 2025, R&D expenses were RMB5,276,574, RMB6,456,734 and RMB9,489,979, respectively.
(v) Selling, general and administrative expenses
Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the years ended December 31, 2023, 2024 and 2025, advertising costs were RMB413,832, RMB664,412 and RMB817,911, respectively, and total sales and marketing expenses were RMB5,013,734, RMB5,531,599 and RMB7,388,109, respectively.
General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2023, 2024 and 2025, general and administrative expenses were RMB1,545,208, RMB1,339,045 and RMB2,010,347, respectively.
(w) Employee benefits
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. There are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB750,002, RMB832,956 and RMB1,093,885 for the years ended December 31, 2023, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(x) Government grants
The Group receives government grant subsidies from certain local government, which consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, interest discount, purchase or construction of property, plant and equipment and intangible assets. Other subsidies are the subsidies that the local government has not specified its purpose and are not tied to the future trends or performance of the Group.
Specific subsidies are recorded when all conditions attached to the subsidies have been met or are expected to be met and there is reasonable assurance of their receipt, in accordance with their purpose as a reduction of expense, or an offset to the related capital asset.
Other subsidies are recognized immediately as other income upon receipt.
(y) Other income, net
For the years ended December 31, 2023, 2024 and 2025, other income, net mainly represents government grants recognized in profit or loss of
RMB465,588, RMB589,227 and RMB1,761,419,
respectively.
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
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.
ASU
2023-09
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
No. 2023-09,
Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. We adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 24, Income Taxes for the inclusion of new disclosures required.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(aa) Share-based compensation
The Group grants restricted share units (“RSUs”), restricted shares and share options (collectively, “Share-based Awards”) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards are measured at the grant date fair value of the awards and recognized as expenses using the graded vesting method or straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved. For awards with market conditions, the Company would recognize compensation cost for each tranche of market conditions over the expected achievement period of the market condition.
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
The fair value and the expected achievement period of the RSUs granted with market conditions are estimated on the grant date using Monte Carlo simulations.
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
non-distributable
reserve funds.
Starting from 1 January, 2025, in accordance with the laws applicable to PRC’s Foreign Investment Enterprises, the Group’s subsidiaries registered as wholly owned foreign enterprises must make appropriations from its after-tax
profit as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”) to
non-distributable
reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.
In addition, in accordance with the Company Laws of the PRC, the VIEs of the Company registered as PRC domestic companies must make appropriations from its after-tax
profit as determined under the PRC GAAP to
non-distributable
reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax
profits as determined under the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.
The use of the statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increasing capital of the respective company. No reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(ab) Statutory and other reserves(continued)

For the years ended December 31, 2023, 2024 and 2025, appropriations to the statutory surplus fund amounted to RMB53,610, RMB34,984 and RMB42,701, respectively.
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
assets.
The Group recognized lease assets and lease liabilities related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. Operating lease assets are included within “Land use rights, net” and
“Right-of-use
assets, net”, and the corresponding operating lease liabilities are included within “Operating lease liabilities, current portion” for the current portion, and within “Operating lease liabilities” for the long-term portion on the consolidated balance sheets as of December 31, 2024 and 2025. Finance lease assets are included within “Property, plant and equipment, net” and the corresponding finance lease liabilities are included within “Finance lease liabilities, current portion” for the current portion, and within “Finance lease liabilities” for the long-term portion on the consolidated balance sheets as of December 31, 2024 and 2025.
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

(a) As a lessee(continued)

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
The vehicle leasing income was immaterial for the years ended December 31, 2023, 2024 and 2025, respectively.
The Group classifies a lease as a sales-type lease when the lease meets one of the following criteria at lease commencement:
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
For a sales-type lease, when collectability is probable at lease commencement, the Group derecognizes the underlying asset, recognizes the net investment in the lease which is the sum of the lease receivable and the unguaranteed residual asset and recognizes in net income any selling profit or loss based on the business model. The net investment in the lease is presented as “Financial lease receivables, net”, which is included within “Other current asset” for the current portion, and within “Other non-current
asset” for the long-term portion on the consolidated balance sheets as of December 31, 2024 and 2025. Finance lease receivables are carried at amortized cost comprising of original financing lease, net of unearned income. Interest income is recognized in financing income over the lease term using the interest method.
The Group provides
15-year
lease of factories under sales-type lease. As of December 31, 2024 and 2025, total minimum lease payment receivable is RMB231,621 and RMB215,619, respectively, and total finance lease receivables is RMB215,823 and RMB206,598, respectively.
(ae) Accounts payable
Accounts payable represent the amount due to the suppliers by the Group for the purchase of raw materials. The Group normally receives credit terms of 0 days to 60 days from its suppliers. Accounts payable were RMB15,181,585 and RMB18,001,675 as of December 31, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(af) Notes payable
Notes payable represent trade payables due to various suppliers, for which the banks have guaranteed the payment. The total notes payable, of which most were secured by pledged bank deposits (note 2(h)), amounted to RMB7,898,896 and RMB19,161,724 as of December 31, 2024 and 2025, respectively.
(ag) Dividends
Dividends are recognized when declared. No dividend was declared for the years ended December 31, 2023, 2024 and 2025, respectively.
(ah) Earnings (losses) per share
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
(ai) Segment reporting
ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.
Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated revenue, gross profit and net loss when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. As one reportable segment, the Group derives revenue from vehicle sales and the related business.
The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC and the revenue is mainly generated in the PRC, no segment geographical information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.
The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be consolidated revenue, gross profit, and net loss. Significant segment expenses reviewed by the CODM on a regular basis included within net loss include cost of sales, research and development expenses, selling, general and administrative expenses which are separately presented on the Group’s consolidated statements of comprehensive loss. Other segment items within net loss include other income, net, fair value gain (loss) on derivative liability relating to the contingent consideration, interest income, interest expenses, investment (loss) gain on long-term investments, exchange gain (loss) from foreign currency transactions, other non-operating
income, net, share of results of equity method investees, and income tax (expenses) benefit.
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
In July 2025, the FASB issued ASU
2025-05,
Financial Instruments-Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides all entities with practical expedient of developing reasonable and supportable forecasts as part of estimating expected credit losses, that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. This ASU is effective for annual reporting periods beginning after December 15, 2025 (and interim reporting periods within those annual reporting periods). Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of this pronouncement on its consolidated financial statements.
In December 2025, the FASB issued ASU
No. 2025-10,
Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied on a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the impact of this pronouncement on its consolidated financial statements.
In December 2025, the FASB issued ASU
No. 2025-11,
Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied using either a prospective or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the impact of this pronouncement on its consolidated financial statements.
Recently adopted accounting pronouncements
In December 2023, the FASB issued ASU
No. 2023-09,
Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. We adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 24, Taxation for the inclusion of new disclosures required.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

4. Concentration and Risks
(a) Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and restricted long-term deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and restricted long-term deposits were placed with certain reputable financial institutions in the PRC and overseas. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and restricted long-term deposits are financially sound based on publicly available information.
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

(i)
The Company issued 58,164,217 Class A ordinary shares to DiDi on the acquisition date. A portion of the fair value for the shares issued, in the amount of, RMB180,696 was attributed to a prepayment for subsequent technical support and advertising services to be provided by DiDi to the Group. Accordingly, this amount was not included in the total consideration of the acquisition.

(ii)
SOP Milestone refers to the start of production (“SOP”) of the new vehicle model (“Qualified New Model”) specified in the SPA for sales and delivery to ordinary customers. The acquisition of DiDi’s smart auto business includes a contingent consideration arrangement that requires an additional 4,636,447 Class A ordinary shares to be issued to DiDi if the SOP Milestone is met, which was classified as equity. In estimating the acquisition date fair value of the contingent consideration related to the SOP Milestone, the Company anticipated that the SOP Milestone would be met and the Company will issue these additional 4,636,447 Class A ordinary shares to DiDi upon the date of the SOP. Upon the SOP Milestone being met in July 2024, an additional 4,636,447 Class A ordinary shares was issued and deliveried to DiDi on August 13, 2024.

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
Period Milestone”. The range of shares to be issued related to the
Earn-Out
Period Milestone is between nil and 28,331,126, leading to the range of fair value of the contingent consideration between nil and RMB1,592,071 on the acquisition date. In estimating the acquisition date fair value of the contingent consideration related to the
Earn-Out
Period Milestone, which is classified as a derivative liability, the Group performed a scenario analysis and determined the fair value based on the total contingent shares to be issued under each scenario, the expected probabilities of each scenario and the closing price of the Company’s common share on the acquisition date. As of December 31, 2024, the fair value of the contingent consideration related to the
Earn-Out
Period Milestone was RMB167,940, with a fair value gain of RMB234,245 and foreign currency translation adjustment of RMB8,712 recorded in the consolidated statements of comprehensive loss, primarily due to the derecognition of the derivative liability related to the First
Earn-Out
Period Milestone, and the range of fair value of the contingent consideration was between nil and RMB619,156. As of December 31, 2025, the fair value of the contingent consideration related to the
Earn-Out
Period Milestone was RMB281,009, with a fair value loss of RMB117,305, and foreign currency translation adjustment of RMB4,236 recorded in the consolidated statements of comprehensive loss, and the range of fair value of the contingent consideration was between nil and RMB1,036,018.

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
Fair value measurements on a recurring basis
Financial assets and liabilities that were measured at fair value on a recurring basis were as follows:

	As of December 31, 2024				As of December 31, 2025
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Assets
Short-term investments (i) (Note 2(k))	751,290	—	751,290	—	3,217,293	—	3,217,293	—
Debt investments (ii) (Note 13)	1,034,204	—	—	1,034,204	1,371,630	—	52,673	1,318,957
Equity investments with readily determinable fair values (iii) (Note 13)	78,351	78,351	—	—	69,015	69,015	—	—

	1,863,845	78,351	751,290	1,034,204	4,657,938	69,015	3,269,966	1,318,957

Liability
Derivative liability relating to the contingent consideration (iv) (Note 5)	167,940	—	—	167,940	281,009	—	—	281,009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

6. Fair Value of Financial
Instruments
(continued)

Fair value measurements on a recurring basis(continued)

(i) Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value of short-term investments is estimated based on the quoted prices of similar financial products provided by banks at the end of each period (Level II).
(ii) Debt investments under the fair value option model do not have readily determinable market values and are categorized as Level III in the fair value hierarchy. The Group uses a combination of valuation methodologies, including the equity allocation model, market and income approaches based on the Group’s best estimate, which are determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of comparable companies. Fair value of debt securities is estimated based on the directly or indirectly observable inputs in the market place at the end of each period (Level II). Regarding the reconciliation of the opening balances to the closing balances, with the changes during the period disclosed separately, please refer to Note 13 for details.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

7. Inventory

Inventory consisted of the following:

	As of December 31,
	2024	2025
Finished goods	3,898,396	6,081,927
Raw materials	1,634,792	2,736,646
Work-in-process	29,734	1,562,095

Total	5,562,922	10,380,668

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
Inventory write-downs recorded in cost of sales for the years ended December 31, 2023, 2024, and 2025 were

RMB
1,054,711
, RMB943,734 and RMB555,368 respectively. This amount comprised write-downs on excess of dedicated raw materials of
RMB
77,310
, RMB
35,000
and RMB105,107 for the respective years, resulting from the cessation or upgrade of certain models.
8.
Prepayments and Other Current Assets, Net
Prepayments and other current assets, net, consisted of the following:

	As of December 31,
	2024	2025
Deductible input value-added tax	2,221,048	3,461,066
Prepayments (i)	383,826	1,072,751
Deposits (ii)	101,590	115,601
Receivables from third party online payment service providers	50,384	33,308
Finance lease receivables, current portion, net (Note 18)	11,388	11,687
Others	367,076	602,260

Total	3,135,312	5,296,673

(i) Prepayments primarily consist of prepayments for raw materials, marketing and consulting services provided by suppliers.
(ii) Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9. Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2024	2025
Machinery and equipment	4,826,529	5,914,177
Buildings (ii)	4,207,967	5,815,486
Molds and toolings	3,012,412	3,628,300
Construction in process (i)	1,688,556	1,485,059
Leasehold improvements	649,574	699,693
Vehicles	615,905	588,122
Charging infrastructure	474,995	580,394
Computer and electronic equipment	425,386	569,451
Others	259,034	414,411

Sub-total	16,160,358	19,695,093

Less: Accumulated depreciation (iii)	(4,467,049)	(6,022,295)
Less: Impairment (iv)	(171,446)	(145,561)

Property, plant and equipment, net	11,521,863	13,527,237

The Group recorded depreciation expenses of RMB1,645,760, RMB1,571,754 and RMB1,804,658 for the years ended December 31, 2023, 2024 and 2025, respectively.

(i)
Construction in progress is primarily comprised of ongoing construction of the Group’s production facilities, equipment and tooling utilized in the Group’s manufacture. For the years ended December 31, 2023, 2024 and 2025, the Group capitalized
 RMB107,415, RMB31,878 and RMB15,220
of gross interest expenses, respectively. Government grants related to capitalized interest expense were accounted for as a reduction of capitalized costs associated with the construction of the production facilities. The benefits of these grants are subsequently recognized through a corresponding reduction in depreciation charges over the useful lives of these assets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

9. Property, Plant and Equipment, Net (continued)

Property, plant and equipment, net, consisted of the following (continued):

(iii)
For the year ended of December 31, 2024 and 2025, due to cessation or upgrades of certain vehicle models, the Company revised the estimated production volumes of models and tooling and the useful lives of production facilities dedicated to these specific models. Accordingly, accelerated depreciation expenses of
RMB212,907 and RMB172,798
were recognized for the years ended December 31, 2024 and 2025, respectively.

10. Intangible Assets, Net
Intangible assets, net consisted of the following:

	As of December 31, 2024				As of December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount (iv)	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment Amount (iv)	Net Carrying Amount
Finite-lived intangible assets
VPT (i)	2,586,911	(301,806)	—	2,285,105	2,586,911	(560,497)	—	2,026,414
Robotics platform technology (ii)	777,711	(97,214)	—	680,497	777,711	(174,985)	—	602,726
VMT (i)	609,170	(50,764)	—	558,406	609,170	(172,598)	—	436,572
Software	725,879	(424,821)	(35,130)	265,928	923,998	(520,148)	(36,015)	367,835
License of maintenance and overhauls	2,290	(2,290)	—	—	2,290	(2,290)	—	—
Others	12,033	(2,143)	—	9,890	12,033	(3,870)	—	8,163

Total finite-lived intangible assets	4,713,994	(879,038)	(35,130)	3,799,826	4,912,113	(1,434,388)	(36,015)	3,441,710

Indefinite-lived intangible assets
Manufacturing license	494,000	—	—	494,000	494,000	—	—	494,000
Others (iii)	316,643	—	—	316,643	317,458	—	—	317,458

Total indefinite-lived intangible assets	810,643	—	—	810,643	811,458	—	—	811,458

Total intangible assets	5,524,637	(879,038)	(35,130)	4,610,469	5,723,571	(1,434,388)	(36,015)	4,253,168

The Group recorded amortization expense of RMB230,501, RMB537,669 and RMB567,390 for the years ended December 31, 2023, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

10. Intangible Assets, Net (continued)

Total future amortization expenses for finite-lived intangible assets were estimated as follows:

Within 1 year	588,878
Between 1 and 2 years	567,086
Between 2 and 3 years	527,314
Between 3 and 4 years	445,176
Between 4 and 5 years	342,927
Thereafter	970,329

Total	3,441,710

(i)
The useful life of VPT acquired in the business combination of Xiaoju Group is assessed to be 10 years. The VMTUD acquired through business combination is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. As of December 31, 2024, the VMTUD was transferred into VMT as finite-lived intangible assets upon its completion and its estimated useful life is assessed to be 5 years. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities, are expensed as incurred. No impairment was recognized for these assets as of December 31, 2024 and 2025.

(ii)
Dogotix Inc. (“Dogotix”) is primarily engaged in research and development of robots with human-robot interaction functions since 2021. On September 29, 2023, the Group entered into share purchase agreements to acquire 74.82% of the equity interest of Dogotix for a cash consideration of US$98.96 million (approximated to RMB710 million). Upon completion of the acquisition on October 9, 2023, Dogotix became a wholly-owned subsidiary of the Group. The fair value of the 25.18% equity interest in Dogotix previously held by the Group amounted to RMB205 million at the acquisition date. The total consideration amounted to RMB915 million. Substantially all of the fair value of the gross assets (excluding cash and cash equivalents, deferred tax assets, and consideration transferred in excess resulting from the effects of deferred tax liabilities) acquired was concentrated in the robotics platform technology. The acquisition was determined to be an asset acquisition for accounting purposes. The Group accounted for the acquisition of the robotics platform technology as an intangible asset with a total cost of RMB778 million. The useful life of this asset is assessed to be 10 years. No impairment was recognized for the asset as of December 31, 2024 and 2025.

(iii)	Other indefinite-lived intangible assets primarily include surveying and mapping qualifications, insurance agency licenses, and license plate.

(iv)	Impairment losse s of RMB8,712, nil and RMB885 were recognized for the years ended December 31, 2023, 2024 and 2025, respectively, primarily due to the phase out of certain software.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

11. Land Use Rights, Net

Land use rights and related accumulated amortization consisted of the following:

	As of December 31,
	2024	2025
Land use rights	2,918,023	3,465,944
Less: Accumulated amortization	(173,599)	(249,418)

Total land use rights, net	2,744,424	3,216,526

Additions to land use rights of
RMB
90,341
, RMB
4,925
and RMB
547,921

for the years ended December 31, 2023, 2024 and 2025, respectively, are for the construction of manufacturing facilities and buildings supporting the Group’s vehicle production and daily operations.
The Group recorded amortization expenses for land use rights of RMB48,828, RMB49,868 and RMB75,819 for the years ended December 31, 2023, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12. Installment Payment Receivables, Net

Installment payment receivables primarily include customer installment payments for auto financing as well as technical R&D services, which comprise the following:

	As of December 31,
	2024	2025
Current portion of installment payment receivables, net	2,558,756	3,553,054
Non-current portion of installment payment receivables, net	4,448,416	6,496,020

Total	7,007,172	10,049,074

Installment payment receivables consisted of the following:

	As of December 31,
	2024	2025
Current portion of installment payment receivables	2,590,645	3,598,443
Non-current portion of installment payment receivables	4,504,348	6,571,377
Allowance for doubtful accounts	(87,821)	(120,746)

Total	7,007,172	10,049,074

The Group recognized interest income resulting from auto financing arrangements of
RMB278,199, RMB338,158 and RMB396,879 for the years ended December 31,2023, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

12. Installment Payment Receivables, Net (continued)

Payment maturity analysis of installment payment receivables for each of the next five years and a reconciliation of the gross receivables to the present value are as follows:

As of December 31, 2025
Within 1 year	3,607,968
Between 1 and 2 years	2,998,705
Between 2 and 3 years	2,156,732
Between 3 and 4 years	1,378,131
Between 4 and 5 years	710,122
Thereafter	1,036,683

Total receivables of installment payments	11,888,341

Less: Unrealized finance income	(1,718,521)

Installment payment receivables, gross	10,169,820
Less: Allowance for installment payment receivables	(120,746)

Installment payment receivables, net	10,049,074

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

13. Long-term Investments (continued)

Long-term investments consisted of the following (continued):

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance as of December 31, 2023	198,006	104,972	1,228,595	553,360	2,084,933
Additions	—	—	—	144,237	144,237
Investment loss	(24,189)	(27,425)	(210,377)	—	(261,991)
Share of results of equity method investees (iv)	—	—	—	(29,069)	(29,069)
Foreign currency translation	—	804	15,986	8,294	25,084

Balance as of December 31, 2024	173,817	78,351	1,034,204	676,822	1,963,194

	Equity investments without readily determinable fair values (i)	Equity investments with readily determinable fair values (ii)	Debt investments (iii)	Equity method investments (iv)	Total
Balance as of December 31, 2024	173,817	78,351	1,034,204	676,822	1,963,194
Additions	—	—	80,250	103,016	183,266
Disposal	—	(82,357)	—	—	(82,357)
Maturities of retained asset-backed notes and securities	—	—	(27,577)	—	(27,577)
Investment gain	114,316	74,657	311,560	—	500,533
Share of results of equity method investees (iv)	—	—	—	30,928	30,928
Foreign currency translation	—	(1,636)	(26,807)	(16,507)	(44,950)

Balance as of December 31, 2025	288,133	69,015	1,371,630	794,259	2,523,037

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
For equity investments accounted for using the measurement alternative as of December 31, 2024 and 2025, the Company recorded cumulative downward adjustments due to impairments of RMB106,805 and nil and cumulative upward adjustments of RMB31,790 and RMB39,301.
For these investments, the Company recorded downward adjustments of RMB89,933, RMB24,189 and nil, respectively, and upward adjustments of RMB39,107, nil and RMB114,316, respectively, in earnings during the years ended December 31, 2023, 2024 and 2025.
(ii) Equity investments with readily determinable fair values
In December 2021, the Group prepaid RMB50,000 as a subscription for a minority equity interest in common shares of a company engaged in research, development, production and sales of semiconductors, which was converted into common shares in January 2022. During the year ended December 31, 2025, the Group disposed of all common shares of this company for total proceeds of RMB53,786, resulting in an
investment gain of RMB23,018, recorded in consolidated statements of comprehensive loss.
In October 2022, the Group paid HK$156,982 (equivalent to RMB141,981 as of the injection date) to acquire a minority equity interest in common shares of a company engaged in research, development, production and sales of batteries for new energy vehicles. During the year ended December 31, 2025, the Group disposed partial of common shares of this company for total proceeds of RMB28,571, resulting in an
investment gain of RMB16,676, recorded in consolidated statements of comprehensive loss.
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
In December 2024, the convertible bond with a principal amount of US$20,000 and accrued interest amount of US$4,800 have been fully converted into Series A preferred shares in accordance with the relevant agreements.
The preferred shares held by the Group in connection with investment in Huitian are debt securities as they become redeemable merely by the passage of time and are redeemable at the option of the Group as a holder. Accordingly, the Group elected to account for these investments under the fair value option model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

13. Long-term Investments (continued)

(iii) Debt investments (continued)

Retained asset-backed notes and securities
In March and September 2025, the Group completed two asset-backed securitization transactions in relation to its auto financing receivables, issuing notes and securities of RMB895,000 and RMB710,000
, respectively. Under these arrangements, the Group transferred the underlying securitized auto financing receivables to securitization vehicles. The Group provides management, administration and collection services (at market rates) on the transferred financial assets, but retains an insignificant economic interest in the securitization vehicles. As a result, the Group does not have control over the securitization vehicles and derecognized the transferred receivables. The Group classified the retained asset-backed notes and securities as debt securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

13. Long-term Investments (continued)

(iv) Equity method investments
In March 2022, the Company and other third party investors jointly set up an offshore investment fund (“Fund”), named Rockets Capital L.P., for the purpose of making investments in companies and businesses engaging in high technology sectors. The Company subscribed for a commitment of US$150,000 to the Fund and invested consideration of US$90,055 (equivalent to RMB600,300 as of the injection date) and US$104,620 (equivalent to RMB703,316 as of the injection date) into the Fund as of December 31, 2024 and 2025, respectively. The Company held a 60.7% financial interests in the Fund as a limited partner while the other 39.3% financial interests were held by other third party investors as of December 31, 2024 and 2025.
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
14. Other
Non-current
Assets
Other
non-current
assets consisted of the following:

	As of December 31,
	2024	2025
Finance lease receivables, non - current portion, net (Note 18)	204,435	194,911
Deposits (i)	112,523	128,566
Goodwill (Note 5)	34,106	34,106
Prepayments for purchase of property and equipment	5,649	3,324
Non-current portion of prepayments for advertising and technical support services	36,850	—
Others	49,720	68,737

Total	443,283	429,644

(i) Deposits primarily consist of deposits for offices and retail and service centers whose lease expiration dates are not within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

15. Accruals and Other Liabilities
Accruals and other liabilities consisted of the following:

	As of December 31,
	2024	2025
Payables for purchase of property, plant and equipment	1,799,882	2,282,932
Accrued expenses	958,607	1,848,156
Employee compensation payables	1,186,036	1,605,933
Payables for R&D expenses	1,069,926	1,199,382
Debt from a third party investor(Note 17(i))	—	1,189,973
Payables for marketing events	447,839	741,166
Accrued cost of purchase commitments(i)	621,419	727,091
Deposits from third parties	549,487	715,522
Warranty provisions	389,290	682,960
Tax payables	435,564	419,460
Advance from customers	376,897	300,836
Refundable deposit from customers	172,762	179,297
Interest payables	41,093	8,793
Others	601,834	637,197

Total	8,650,636	12,538,698

Accrued expenses primarily included receipts of goods and services that the Group had not been invoiced yet.

(i)
Due to cessation of production and upgrades of certain models, the Group recognized net losses of RMB285,519, RMB401,743 and RMB191,831 on purchase commitments in consolidated statements of comprehensive loss for the years ended December 31, 2023, 2024 and 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16. Borrowings
Borrowings consisted of the following:

	As of December 31,
	2024	2025
Current
Short-term borrowings:
Bank loans (i)	4,609,123	4,282,000

Long-term borrowings, current portion:
Bank loans (ii)	1,188,998	1,569,033
Asset-backed securities (iii)	587,470	268,917
Asset-backed notes (iv)	82,145	—

Total current borrowings	6,467,736	6,119,950

Non-Current
Long-term borrowings:
Bank loans (ii)	5,431,711	6,586,490
Asset-backed securities (iii)	232,807	2,375

Total non-current borrowings	5,664,518	6,588,865

Total borrowings	12,132,254	12,708,815

(i) Short-term bank loans
As of December 31, 2024, the Group’s short-term borrowings from banks in the PRC amounted to RMB 4,609,123 in aggregate. The effective interest rate of these borrowings was 2.24% per annum. As of December 31, 2025, short-term borrowings from banks in the PRC amounted to RMB4,282,000 in aggregate. The effective interest rate of these borrowings was 2.05% per annum.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16. Borrowings (continued)

(ii) Long-term bank loans:

		As of December 31, 2024				As of December 31, 2025
Ref.	Company	Outstanding loan	Current portion according to the repayment schedule	Long-term portion	Effective interest rate	Outstanding loan	Current portion according to the repayment schedule	Long-term portion	Effective interest rate
1	Zhaoqing Xiaopeng	1,491,800	234,800	1,257,000	4.05%	1,257,000	505,000	752,000	3.63%
2	Zhaoqing Xiaopeng New Energy	1,241,825	743,325	498,500	3.04%	1,284,200	527,792	756,408	3.26%
3	Guangzhou Xiaopeng Motors Financing Lease Co., Ltd.	157,500	17,500	140,000	3.80%	140,000	140,000	—	3.80%
4	Guangdong Xiaopeng Motors Technology Group Co., Ltd.	500,000	2,000	498,000	2.35%	1,690,000	56,000	1,634,000	2.25%
5	Wuhan Xiaopeng	2,077,006	174,906	1,902,100	3.81%	2,099,658	222,571	1,877,087	3.15%
6	Guangzhou Pengyue Automobile Development Co., Ltd.	323,720	6,467	317,253	3.43%	865,806	17,670	848,136	3.08%
7	Guangzhou Xiaopeng New Energy Motors Co., Ltd.	828,858	10,000	818,858	4.56%	818,859	100,000	718,859	4.00%

	TOTAL	6,620,709	1,188,998	5,431,711	—	8,155,523	1,569,033	6,586,490	—

As of December 31, 2024, the Group obtained secured borrowings from several banks of RMB6,620,709 in aggregate. The maturity dates ranged from January 2025 to November 2033. As of December 31, 2025, the Group obtained secured borrowings from several banks of RMB8,155,523 in aggregate. The maturity dates ranged from January 2026 to June 2035.
Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. As of December 31, 2024 and 2025, the aggregate sum of loans receiving government—subsidized interest amounts to RMB3,673,864 and RMB3,480,958
, respectively. For the years ended December 31, 2023, 2024 and 2025, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the related interest expenses as incurred or to reduce the interest expenses capitalized in the construction costs of certain manufacturing plant, if any.
Certain of the Group’s banking facilities are subject to the fulfillment of certain financial covenants, including the current ratio and liabilities to assets ratio tests, which are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2024 and 2025, none of the covenants relating to drawn down facilities had been breached. Certain long-term bank loans are collateralized by a pledge of certain buildings and land use rights in the PRC with carrying values of RMB3,287,759 and RMB3,342,956 as of December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, long-term deposits of RMB1,138,479 and RMB1,468,708 were collateralized as pledges for certain long-term bank loans, which are classified as “Restricted long-term deposits”. As of December 31, 2024 and 2025, long-term deposits , current portion of nil and RMB600,472 were collateralized as pledges for certain long-term bank loans, which are classified as “Restricted long-term deposits, current portion”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

16. Borrowings (continued)

(iii) Asset-backed securities (“ABS”)
In March 2024 and October 2024, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the “transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of December 31, 2024, the balance of current and non-current
portion of the ABS were RMB587,470 and RMB232,807, respectively. As of December 31, 2025, the balance of current and non-current
portion of the ABS were RMB268,917 and RMB2,375, respectively.
(iv) Asset-backed notes (“ABN”)
In August 2023, the Group entered into asset-backed notes by issuing senior debt notes to third party investors, which are collateralized by installment payment receivables. The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt notes are reported as securitization debt. The notes will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long- term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities. As of December 31, 2024, the balance of current and non-current
portion of the ABN were RMB82,145 and nil
, respectively. As of December 31, 2025, the balance of current and non-current
portion of the ABN were both nil.
As of December 31, 2025, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreements entered into with the lenders.
The aggregate carrying value of the borrowings approximates fair value as of December 31, 2024 and December 31, 2025, respectively. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Other
Non-Current
Liabilities
Other
non-current
liabilities consisted of the following:

	As of December 31,
	2024	2025
Warranty provisions (ii)	809,437	1,111,920
Government grants	201,823	204,734
Debt from third party investors (i)	1,316,206	166,233
Deposits from a third party (iii)	118,310	85,397

Total	2,445,776	1,568,284

(i) The debt from third party investors consisted of the following two
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
The interest payable for the investment held by Guangzhou GET Investment which amounted to
RMB6,233 and RMB6,233 as of December 31, 2024 and 2025, respectively, was calculated at an interest rate of 4% per annum.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Other
Non-Current
Liabilities (continued)

(i) The debt from third party investors consisted of the following t wo
 financing arrangements (continued):
2) Financing in an amount of RMB1,000 million from Guangzhou GET Investment
Pursuant to the share purchase agreement, dated March 30, 2021, signed among Chengxing, Chengxing’s shareholders and Guangzhou GET Investment, Guangzhou GET Investment subscribed for common stock newly issued by Chengxing at a consideration of RMB1,000 million. Immediately after the share subscription, Guangzhou GET Investment began to hold 1.0640% of equity interest in Chengxing. The consideration of RMB1,000 million was paid by Guangzhou GET Investment on March 31, 2021 (“Initial Capital Injection Date of Guangzhou GET Investment”). Pursuant to the terms of the agreement, conditional upon the disclosure of any plan of any potential onshore listing by any entity affiliated with Chengxing on any stock exchange in the PRC within 5 years after the Initial Capital Injection Date of Guangzhou GET Investment, Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Group Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could use the relevant funds to participate in such potential onshore public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangzhou GET Investment. The amount to be paid by Guangdong Xiaopeng Motors Technology Group Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangzhou GET Investment, i.e. RMB
1,000 million and an interest at a rate of 4% or 6%
per annum pursuant to the terms of the share purchase agreement. Upon the fifth anniversary of the Initial Capital Injection Date of Guangzhou GET Investment, if Guangzhou GET Investment, Guangdong Xiaopeng Motors Technology Group Co., Ltd. and Chengxing fail to reach an agreement on the terms of such potential onshore listing in the PRC, or such relevant entity cannot successfully become listed in the PRC, Guangdong Xiaopeng Motors Technology Group Co., Ltd. is entitled to request Guangzhou GET Investment to sell, or Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Group Co., Ltd. to purchase, the common stock in Chengxing held by Guangzhou GET Investment at a price of RMB
1,000
million plus interest calculated at the rate of 4% per annum. In addition, pursuant to the terms of the arrangement, Guangzhou GET Investment does not have substantive participating rights in Chengxing. The Group regards the investment held by Guangzhou GET Investment as a liability with interest expenses amortized through the period as the risks and rewards of owning the
1.0640%
of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to Chengxing.
The interest payable for the investment by Guangzhou GET Investment, which amounted to RMB
149,973 and RMB189,973 as of December 31, 2024 and 2025, respectively, was calculated at an interest rate of 4% per annum.
As of December 31, 2025, the principal amount of RMB1,000,000 and interest of RMB189,973 will be due within one year and were classified to “Accruals and Other Liabilities”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

17. Other
Non-Current
Liabilities (continued)

(ii) Movement of accrued warranty is as following:

	For the Year Ended December 31,
	2023	2024	2025
Accrued warranty - beginning of the year	641,062	1,008,993	1,198,727
Warranty costs incurred	(228,674)	(208,691)	(357,473)
Provision for warranty	596,605	597,465	962,623
Adjustments to pre-existing warranty liabilities	—	(199,040)	(8,997)

Accrued warranty - end of year	1,008,993	1,198,727	1,794,880
Less: Current portion of warranty	(219,988)	(389,290)	(682,960)

Non-current portion of warranty	789,005	809,437	1,111,920

The Group reviews historically incurred warranty cost periodically and updated the estimates of future warranty cost.
(iii) Deposits from a third party represent the refundable deposit for the finance lease cooperation in which the Group serves as the lessor(Note 18).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Leases
As a lessee
The Group has entered into various operating lease agreements for certain land use rights, offices, retail and service centers, warehouses for finished goods, parking areas for charging infrastructure, and factories which are substantially located in PRC. In 2022, the Group also entered into a finance lease agreement for the Guangzhou manufacturing plant. The Group determines if an arrangement is a lease, or contains a lease, at inception and records the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.
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
The lease of the land use right or a purchased land use right is accounted for as an operating lease under U.S. GAAP. As the Group has an obligation to purchase the plant at cost and the assets are designed for the use of the Group, the obligation is reasonably certain to be exercised, and accordingly, the lease of the plant was classified as a finance lease and recognized as property, plant and equipment of the Group. Therefore, on the lease commencement date, the land use right and property, plant and equipment for the plant amounted to
RMB389,508 and RMB1,001,820, respectively, being the present value of the lease payment and the exercise price of the purchase obligation.
The balances for the leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,
	2024	2025
Operating lease
Land use rights, net	410,388	940,928
Right-of-use assets, net	1,261,663	3,730,921

Total operating lease assets	1,672,051	4,671,849

Operating lease liabilities - current	324,496	445,901
Operating lease liabilities - non current	1,345,852	4,246,599

Total operating lease liabilities	1,670,348	4,692,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Leases (continued)

As a lessee (continued)

	As of December 31,
	2024	2025
Finance lease
Property, plant and equipment, at cost	1,001,820	1,001,820
Accumulated depreciation	(125,228)	(175,319)

Property, plant and equipment, net	876,592	826,501

Finance lease liabilities - current	41,940	55,581
Finance lease liabilities - non current	777,697	740,576

Total finance lease liabilities	819,637	796,157

The components of lease expense are as follows:

	For the Year Ended December 31,
	2023	2024	2025
Operating lease expense:
Operating lease expense	540,688	426,998	643,890
Short-term lease expense	231,467	259,129	149,229

Total operating lease expenses	772,155	686,127	793,119

Finance lease expense:
Amortization expense	50,091	50,091	50,091
Interest expense	40,205	39,325	38,321

Total finance lease expenses	90,296	89,416	88,412

Total lease expenses	862,451	775,543	881,531

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Leases (continued)

As a lessee (continued)
Other information related to operating leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2023	2024	2025
Weighted-average remaining lease term
Operating leases	4.6 years	4.3 years	8.7 years
Finance leases	5.6 years	4.6 years	3.6 years
Land use rights	49.0 years	48.0 years	26.1 years
Weighted-average discount rate
Operating leases	4.85%	4.85%	4.88%
Finance leases	4.90%	4.90%	4.90%
Land use rights	4.90%	4.90%	4.90%
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Leases (continued)

As a lessee (continued)
Supplemental cash flow information related to leases where the Group is the lessee is as follows:

	For the Year Ended December 31,
	2023	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	268,290	456,697	757,331
Operating cash outflows from finance leases (interest payments)	40,205	—	—
Financing cash outflows from finance leases	113,943	31,767	61,801
Leased assets obtained in exchange for operating lease liabilities	(316,558)	186,698	3,704,284
As of December 31, 2025, the maturities of the Group’s lease liabilities (excluding short-term leases) are as follows:

	As of December 31, 2025
	Operating Lease	Finance Lease
Within 1 year	688,262	31,767
Between 1 and 2 years	579,773	34,835
Between 2 and 3 years	619,573	31,767
Between 3 and 4 years	984,346	825,955
Between 4 and 5 years	544,688	—
Thereafter	2,888,795	—

Total minimum lease payments	6,305,437	924,324
Less: Interest	(1,612,937)	(128,167)

Present value of lease obligations	4,692,500	796,157
Less: Current portion	(445,901)	(55,581)

Non - current portion of lease obligations	4,246,599	740,576

As a lessor
The Group entered into leases of factories with third parties in December 2023 and January 2024, respectively. Each lease has a term of
15
years, and contains no extension or termination options. Initial direct costs associated with the leases were immaterial for all periods presented. The lease agreements contain no residual value guarantees, nor do they grant lessees the option to purchase the underlying assets at the end of the lease terms.
The leases were classified as sales-type leases because the lease terms represent a major part of the remaining economic useful life of the underlying assets. Therefore, on the lease commencement date, the Group derecognized the underlying assets with amount of RMB194,284 and RMB
36,743
in December, 2023 and January, 2024, respectively, and recognized accordingly the net investment in the lease with amount of RMB216,218 and RMB
4,477
, respectively, which represents the present value of the lease receivables and the amount that a lessor expects to derive from the underlying assets following the end of the lease terms. The Group also recorded the gain with amount of RMB2,116 and RMB
135
in “Selling, general and administrative expenses” on the consolidated statements of comprehensive loss for the years ended December 31, 2023 and 2024. The Group did not enter into any new sales-type leases arrangement in 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Leases (continued)

As a lessor (continued)
The balances for the factory lease where the Group is the lessor are presented as follows:

	As of December 31
	2024	2025
Other current assets
Finance lease receivable, current portion, net	11,388	11,687
Other non-current assets
Finance lease receivables, non-current portion, net	204,435	194,911

Total finance lease receivables, net	215,823	206,598

The net investment in sales-type lease consisted of:

	As of December 31
	2024	2025
Total minimum lease payments receivable	231,621	215,619
Less: Unearned income	(45,796)	(40,322)
Unguaranteed residuals	29,998	31,301

Net investment in lease payments receivable	215,823	206,598

Current portion	11,388	11,687

Non-current portion	204,435	194,911

Future minimum lease payments to be received for the sales-type leases are as follows:

	As of December 31
	2024	2025
Within 1 year	27,602	16,002
Between 1 and 2 years	16,002	16,002
Between 2 and 3 years	16,002	16,002
Between 3 and 4 years	16,002	16,002
Between 4 and 5 years	16,002	16,002
Thereafter	140,011	135,609

Total minimum lease receivable	231,621	215,619
Less: Unearned income	(45,796)	(40,322)
Unguaranteed residuals	29,998	31,301

Net investment in finance lease	215,823	206,598

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Revenues
Revenues by source consisted of the following:

	For the Year Ended December 31,
	2023	2024	2025
Vehicle sales	28,010,857	35,829,402	68,378,920
Services and others	2,665,210	5,036,907	8,340,822

Total	30,676,067	40,866,309	76,719,742

20. Deferred Revenue
The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,
	2023	2024	2025
Deferred revenue - beginning of year	1,083,249	1,299,943	2,098,435
Additions	28,513,918	38,634,319	73,353,774
Recognition	(28,297,224)	(37,835,827)	(72,783,130)

Deferred revenue - end of year	1,299,943	2,098,435	2,669,079
Less: Deferred revenue, current portion	(630,997)	(1,275,716)	(1,463,065)

Deferred revenue, non-current portion	668,946	822,719	1,206,014

Deferred revenue represents transaction price allocated to the performance obligations that are not yet satisfied or partially satisfied, which primarily arises from the undelivered vehicles, technical research and development services, lifetime warranty of battery and other performance obligations identified in the vehicle sales contracts.
The Group expects that 55% of transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of December 31, 2025 will be recognized as revenue during the period from January 1, 2026 to December 31, 2026. The remaining 45% will be substantially recognized during the period from January 1, 2027 to December 31, 2036.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

21. Manufacturing in Collaboration with Haima Auto
On March 31, 2017, the Group entered into
an
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
In consideration of commercial development needs, the Group and Haima came to a mutual consent that the former agreement would not be renewed and signed a transitional agreement in August 2021 for the termination of the manufacturing of vehicles in Haima plant and the corresponding relocation arrangements. As a result of the transitional and relocation agreement, relocation and disposal costs were incurred and borne by the Group, of which RMB132,856 was recognized as other operating expenses for the year ended December 31, 2021. Furthermore, RMB2,830 additional costs was recognized as other operating expenses for the year ended December 31, 2024. The relocation and disposal costs of RMB98,861 were or will be incurred in the form of cash, while the remaining amounts were non-cash.
For the years ended December 31, 2023, 2024 and 2025, RMB43,903, RMB4,166 and RMB1,427 were paid in cash, respectively.
22. Ordinary Shares
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
The Group issued 11,235,248 Class A ordinary shares for the year ended December 31, 2025, out of which, 982,968 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 10,252,280 Class A ordinary shares are treasury shares held by XPeng Inc.
XPeng Inc. and XPeng Fortune Holding Limited transferred 9,604,040 Class A treasury shares to employees and independent directors for the vested RSUs for the year ended December 31, 2025.
As of December 31, 2025, 1,562,944,610 Class A ordinary shares had been issued, out of which, 1,559,991,508 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Share-based Compensation
2019 Equity Incentive Plan (the “2019 Plan”)
On June 28, 2020, the board of directors of the Company approved the 2019 Plan with 161,462,100 Class A ordinary shares reserved. Options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted under the 2019 Plan.
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
Subsequent to the completion of the IPO, RSUs with only a service condition to employees under the 2019 Plan are recognized on a straight-line basis net of estimated forfeitures, if any, over the requisite service period. RSUs with both service and performance conditions are recognized as expenses using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period, when the performance condition is concluded to be probable to achieve.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Share-based Compensation (continued)
A summary of the Group’s RSU activity under the 2019 Plan for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2022	35,995,906	59.72
Granted (i)	15,177,322	39.31
Vested	(11,276,824)	55.66
Forfeited	(10,701,587)	51.52

Outstanding as of December 31, 2023 (i)	29,194,817	54.42

Expected to vest as of December 31, 2023 (i)	24,487,867

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2023	29,194,817	54.42
Granted (i)	17,812,098	31.01
Vested	(9,466,806)	55.93
Forfeited	(6,274,291)	60.27

Outstanding as of December 31, 2024 (i)	31,265,818	40.07

Expected to vest as of December 31, 2024 (i)	25,950,949

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2024	31,265,818	40.07
Granted (i)	5,121,904	59.37
Vested	(10,575,870)	48.59
Forfeited	(4,133,306)	43.59

Outstanding as of December 31, 2025 (i)	21,678,546	40.45

Expected to vest as of December 31, 2025 (i)	18,454,254
For the years ended December 31, 2023, 2024 and 2025, share-based compensation expense of RMB
550,535, RMB473,655 and RMB416,238
was recognized for the RSUs granted under the 2019 Plan, respectively.
As of December 31, 2025, total unrecognized compensation expense related to the 2019 Plan amounted to RMB
511,275
. Except for the 2022 Performance Based Award mentioned below, the expense is expected to be recognized over a weighted average period of
2.44
years and may be adjusted for future changes in forfeitures.
For the years ended December 31, 2023, 2024 and 2025, 12,922, 3,850 and 9,072
RSUs were granted to the Company’s independent directors under the 2019 Plan, respectively. The RSUs were not subject to any vesting conditions and were vested upon granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Share-based Compensation (continued)
2025 Share Incentive Scheme (the “2025 Scheme”)
The 2025 Scheme was adopted by the Board on March 18, 2025 and approved by the shareholders at the annual general meeting of the Company on June 27, 2025. The total number of Class A ordinary shares which may be issued in respect of all awards to be granted under the 2025 Scheme and any other share schemes or plans of the Company, shall not in aggregate exceed
10%
of the total number of shares in issue as at the date on which the 2025 Scheme is approved by the shareholders. The award of options or RSUs can be granted under the 2025 Scheme. Upon the effective date of the 2025 Scheme on June 27, 2025, the 2019 Plan will be discontinued so that no further grant will be made under the 2019 Plan. All RSUs granted under the 2019 Plan before the effectiveness of the 2025 Scheme will remain valid and be able to be vested, lapsed and cancelled pursuant to the terms and conditions of the 2019 Plan.
A summary of the Group’s RSU activity under the 2025 Scheme for the year ended December 31, 2025 were as follows:

	Number of restricted share units	Weighted average grant date fair value
		RMB
Outstanding as of December 31, 2024	—	—
Granted (ii)	34,496,154	43.26
Vested	(2,066)	62.18
Forfeited	(280,232)	72.22

Outstanding as of December 31, 2025 (ii)	34,213,856	43.02

Expected to vest as of December 31, 2025 (ii)	32,993,621
For the year ended December 31, 2025,
s
hare-based compensation expense of RMB
148,089
was recognized for the RSUs granted under the 2025 Scheme.
As of December 31, 2025, total unrecognized compensation expense related to the 2025 Scheme amounted to RMB
1,228,452
. Except for the 2025 CEO Performance Award mentioned below, the expense is expected to be recognized over a weighted average period of
3.72
years and may be adjusted for future changes in forfeitures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
23. Share-based Compensation (continued)

(i)	2022 Performance Based Award
In November 2022, the board of directors of the Company granted 8.02 million RSUs to certain employees (the “
2022 Award
”) under 2019 Plan. The 2022 Award consists of five vesting tranches with both service and performance conditions. Such employees are required to provide continued services through the achievement of the performance conditions which were different for each vesting tranche. The Group will recognize the compensation cost when the performance conditions become probable of achievement. Three of the five tranches of the 2022 Award had achieved the necessary performance condition as of December 31, 2025 and had been vested. As of December 31, 2025, amounting to RMB25,132 of unrecognized compensation expenses relating to the 2022 Award as the remaining performance conditions were still not considered probable of achievement.

(ii)	2025 CEO Performance Award under 2025 Scheme
In June 2025, the Annual General Meeting approved the Board of Directors’ grant of 28,506,786 RSUs to the Group’s CEO (the “
2025 CEO Award
”) under 2025 Scheme. The 2025 CEO Award consists of 3 vesting tranches, 9,502,262 RSUs per tranche, with a vesting schedule based entirely on the attainment of market conditions, assuming continued employment through each vesting date. Each of the 3 vesting tranches of the 2025 CEO Award will vest upon the arithmetic average closing price of the shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet for any 30 consecutive Business Days first reaches or exceeds HK$250, HK$500 and HK$750.
Share-based compensation expense associated with the 2025 CEO Award is recognized over the expected achievement period for each market capitalization milestone. The market capitalization milestone period and the valuation of each tranche are determined using a Monte Carlo simulation and is used as the basis for determining the expected achievement period, share-based compensation represents a non-cash
expense and is recorded as a selling, general, and administrative operating expense in our consolidated statement of comprehensive loss.
As of December 31, 2025, there was RMB942,752 of total unrecognized share-based compensation expense, which will be recognized over a weighted-average period of 4.48 years. From June 27, 2025, when the grant was approved by the Annual General Meeting, through December 31, 2025, the Group recorded share-based compensation expense of RMB113,708 related to the 2025 CEO Award.

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
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5
% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
United States
The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the years ended December 31, 2023, 2024 and 2025 is 27.98%, which is a blended state and federal rate.
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
Xiaopeng Technology applied for the HNTE qualification and received approval in December 2022 and renewed in December 2025. Xiaopeng Technology is entitled to continue to enjoy the beneficial tax rate of

15%
as an HNTE for the years 2025 through 2027.
Zhaoqing Xiaopeng applied for the HNTE qualification and received approval in December 2020 and renewed in December 2023. Zhaoqing Xiaopeng is entitled to continue to enjoy the beneficial tax rate of
15%
as an HNTE for the years 2023 through 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)
24. Taxation
(a) Income taxes
(continued)
PRC (continued)
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
Shanghai Xiaopeng applied for the HNTE qualification and received approval in December 2022. Shanghai Xiaopeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024, which was expired in 2025.
Shenzhen
Pengxing Smart Research Co., Ltd. (“Shenzhen Pengxing Research”) applied for the HNTE qualification and received approval in October 2023. Shenzhen Pengxing Research is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.
Zhaoqing Xiaopeng New Energy applied for the HNTE qualification and received approval in December 2024. Zhaoqing Xiaopeng New Energy is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2024 through 2026.
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
Loss before income tax expenses (benefits) for the years ended December 31, 2023, 2024 and 2025 was as follows:

	For the Year Ended December 31,
	2023	2024	2025
PRC	(11,024,653)	(6,038,105)	(1,499,539)
Other jurisdictions	630,948	207,130	342,736

Loss before income tax expenses (benefits)	(10,393,705)	(5,830,975)	(1,156,803)

Composition of income tax expenses (benefit) for the years presented are as follows:

	For the Year Ended December 31,
	2023	2024	2025
Current income tax expenses
PRC	4,044	456	13,372
Other jurisdictions	13,970	21,841	19,996

Total current	18,014	22,297	33,368

Deferred income tax expenses (benefit)
PRC	18,151	(91,432)	(19,783)
Other jurisdictions	645	(645)	—

Total deferred	18,796	(92,077)	(19,783)

Income tax expenses (benefit)	36,810	(69,780)	13,585

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Taxation (continued)

(a) Income taxes
(continued)

Upon adoption of ASU
2023-09,
Improvements to Income Tax Disclosures, as described in Note 2(z), Summary of Significant Accounting Policies, the reconciliation of taxes at the statutory rate to our income taxes for the year ended December 31, 2025 was as follows:

	For the Year Ended December 31, 2025

Income tax credit computed at the PRC statutory income tax rate of 25% (i)	(289,201)	25.0%
Other jurisdictions taxes effect
Cayman
Statutory tax rate difference between Cayman and Chinese Mainland	(322,695)	27.9%
British Virgin Islands (“BVI”)
Statutory tax rate difference between BVI and Chinese Mainland	(77,859)	6.7%
Hong Kong
Statutory tax rate difference between Hong Kong and Chinese Mainland	80,115	-6.9%
Nontaxable or nondeductible items
Unrealized Foreign Exchange Gain or Loss	137,107	-11.9%
Others	490	0.0%
Changes in valuation allowances	17,921	-1.5%
Netherlands
Changes in valuation allowances	61,360	-5.3%
Others	(7,268)	0.6%
Others	45,142	-3.9%
Changes in valuation allowances	1,605,178	-138.8%
Nontaxable or nondeductible items
Share-based compensation expenses	90,216	-7.8%
Effect of additional deduction for qualified R&D expenses	(854,918)	73.9%
Effect of preferential tax rates	(469,989)	40.6%
Other	(2,014)	0.2%

Income tax expenses	13,585	-1.2%

(i)	The PRC statutory income tax rate is used because the majority of the Group’s operations are based in the PRC.

F-8
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Taxation (continued)

(a) Income taxes
(continued)

Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expenses of the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU
2023-09
presented are as follows:

	For the Year Ended December 31,
	2023	2024
Loss before income tax expenses (benefit) and share of results of equity method investees	(10,393,705)	(5,830,975)
Income tax credit computed at the PRC statutory income tax rate of 25% (i)	(2,598,426)	(1,457,744)
Effect of preferential tax rate (ii)	29,362	29,108
Tax-free income	(33,657)	(9,110)
Effect of change in tax rate	(79,401)	1,054,824
Effect of different tax rate of different jurisdictions	114,036	(127,510)
Effect of additional deduction for qualified R&D expenses	(1,184,717)	(815,144)
Non-deductible expenses	(230,127)	512,324
Other adjustments (iii)	(494,696)	150,721
Changes in valuation allowance	4,514,436	592,751

Income tax expenses (benefit)	36,810	(69,780)

(i)	The PRC statutory income tax rate is used because the majority of the Group’s operations are based in the PRC.

(ii)	The effect of preferential tax rate resulted in a deduction of the income tax credit computed at the PRC statutory income tax rate of 25%.

(iii)	Income tax credit amounting to RMB536,974 result from acquisition of subsidiaries was included in other adjustments for the years ended December 31, 2023.
Upon adoption of ASU
2023-09,
Improvements to Income Tax Disclosures, as described in Note 2(z), Summary of Significant Accounting Policies, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

For the Year Ended December 31, 2025
PRC	3,012
Other jurisdictions
Denmark	5,777
United States	5,030
Norway	1,505
Others	1,935

Cash paid for income taxes, net of refunds	17,259

F-8
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

	As of December 31,
	2024	2025
Deferred tax assets :
Net operating loss carry-forwards	9,759,109	11,871,230
Government grants	33,719	37,151
Impairment of long-lived assets	43,592	38,462
Inventory reserve	81,922	113,168
Accruals and others	1,474,063	1,402,617
Leases	462,825	908,345
Valuation allowance	(10,870,573)	(12,879,997)

Total deferred tax assets, net of valuation allowance	984,657	1,490,976

	As of December 31,
	2024	2025
Deferred tax liabilities :
Leases	(462,906)	(930,717)
Acquired intangible assets	(833,393)	(715,368)
Others	(298)	(137,049)

Total deferred tax liabilities	(1,296,597)	(1,783,134)

Deferred tax assets, net	29,992	38,195
Deferred tax liabilities, net	(341,932)	(330,353)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Taxation (continued)

(b) Deferred tax
(continued)

Movement of valuation allowance is as follow:

	For the Year Ended December 31,
	2023	2024	2025
Valuation allowance
Balance at beginning of the year	5,763,386	10,277,822	10,870,573
Additions	3,990,147	1,798,296	2,105,516
Acquisition of subsidiaries	536,974	—	—
Loss expired	(92,086)	(150,721)	(224,457)
Effect of change in tax rate	79,401	(1,054,824)	128,365

Balance at end of the year	10,277,822	10,870,573	12,879,997

The Group has tax losses arising in Chinese Mainland of RMB51,061,235 that will expire in one to ten years for deduction against future taxable profits.

Loss expiring in 2026	2,167,601
Loss expiring in 2027	4,800,204
Loss expiring in 2028	9,633,770
Loss expiring in 2029	9,572,753
Loss expiring in 2030	9,573,305
Loss expiring in 2031	2,276,506
Loss expiring in 2032	3,974,361
Loss expiring in 2033	6,438,268
Loss expiring in 2034	1,985,264
Loss expiring in 2035	639,203

Total	51,061,235

The Group has tax losses arising in Hong Kong and Others of RMB1,853,887 that will not expire for deduction against future taxable profit.

Hong Kong	908,234
Others	945,653

Total	1,853,887

Uncertain Tax Positions
The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2023, 2024 and 2025.
25. Loss Per Share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the Year Ended December 31,
	2023	2024	2025
Numerator:
Net loss	(10,375,775)	(5,790,264)	(1,139,460)

Net loss attributable to ordinary shareholders of XPeng Inc.	(10,375,775)	(5,790,264)	(1,139,460)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,740,921,519	1,891,357,212	1,903,989,310

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(5.96)	(3.06)	(0.60)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

25. Loss Per Share (continued)

For the years ended

December 31, 2023, 2024 and 2025, the Company had potential ordinary shares, including non-vested
RSUs granted and contingently issuable shares relating to contingent consideration (Note 5). As the Group incurred losses for the years ended December 31, 2023, 2024 and 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested
RSUs excluded from the calculation of diluted net loss per share of the Company were
34,385,852
,
31,407,488
and
45,303,768
as of December 31, 2023, 2024 and 2025, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is between nil
and
32,967,573
, between
nil
and
14,276,521
and between
nil
and
14,276,521
as of December 31, 2023, 2024 and 2025, respectively.
26. Related parties
The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Xiaopeng He	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Mr. Hongdi Brian Gu	Honorary Vice Chairman of the Board and President
Mr. Tao He (2)	Former Senior Vice President
HT Flying Car Inc.	A Company Significantly Influenced by the Principal Shareholder
HT Flying Car (Hong Kong) Limited	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Huitian Aerospace Technology Co., Ltd. (“Guangzhou Huitian”)	A Company Significantly Influenced by the Principal Shareholder
Guangdong Huitian Aerospace Technology Co., Ltd. (“Guangdong Huitian”)	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Huitian Flying Car Manufacturing Co., Ltd.	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Huitian Manufacturing Co., Ltd.	A Company Significantly Influenced by the Principal Shareholder
Foshan Huitian Aviation Technology Co., Ltd.	A Company Significantly Influenced by the Principal Shareholder
Rockets Capital L.P. (1)	A Partnership Significantly Influenced by the Company
Guangzhou Xuetao (2)	A Company Controlled by the Company Secretary

(1)
As of December 31, 2025, the principal shareholder and the President are the shareholders of the General Partner of Rockets Capital L.P. and the President is entitled to appoint one out of three directors of the General Partner. The Group, together with its related parties, can exercise significant influence over Rockets Capital L.P. (Note 13(iv)).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26.
Related parties (continued)

(3)	Major transactions with related parties:

(i)	Non-trade in nature

	For the Years Ended December 31,
	2023	2024	2025
Interest expenses on payable due to a company jointly controlled by former senior vice president	2,402	—	—

(ii)	Trade in nature

	For the Years Ended December 31,
	2023	2024	2025
Provision of operational support services to companies significantly influenced by Principal Shareholder	14,823	39,863	89,624
Provision of leasing services to companies significantly influenced by Principal Shareholder	306	199	1,110
Sales of property, plant and equipment to companies significantly influenced by Principal Shareholder	—	—	4,248
Sale of goods to companies significantly influenced by Principal Shareholder	1,172	2,609	11,435
Purchase of goods from companies significantly influenced by Principal Shareholder	—	—	125
Purchase of services from companies significantly influenced by Principal Shareholder	1,068	9,672	13,289

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Related parties (continued)

(4)	Amounts due from related parties:

	As of December 31
	2024	2025
Receivables for operation support service to companies significantly influenced by Principal Shareholder	41,889	95,948
Receivables for sales of goods to companies significantly influenced by Principal Shareholder	1,825	5,337
Receivables for sales of property, plant and equipment to companies significantly influenced by Principal Shareholder	—	934

Total	43,714	102,219

(5)	Amounts due to related parties:

	As of December 31
	2024	2025
Payables from companies significantly influenced by Principal Shareholder	9,362	1,064
Advances from companies significantly influenced by Principal Shareholder	2	—

Total	9,364	1,064

(6)	Investment Commitment:

	As of December 31
	2024	2025
Investment commitment to a partnership significantly influenced by the Company (Note 27(a))	404,846	293,480

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Commitments and Contingencies
(a) Capital
commitments
Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2024	2025
Investments	404,846	293,480
Property, plant and equipment	312,417	1,815,402

Total	717,263	2,108,882

(b) Purchase commitments
Purchase expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,
	2024	2025
Purchase commitments on purchase of raw materials	3,516,597	4,858,559

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
The restricted portion was RMB77,920,358 and
RMB80,277,094 as of December 31, 2024 and 2025, respectively. Therefore in accordance with Rules
4-08
(e) (3) of Regulation
S-X,
the condensed parent company only financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 are disclosed in Note 29.

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
As of December 31, 2024 and 2025, except for the investment commitment disclosed in Note 27(a), the Company did not have any significant capital and other commitments, or guarantees.

Condensed Balance Sheets	As of December 31,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	1,651,285	1,167,864
Short-term deposits	11,938,371	9,898,566
Long-term deposits, current portion	—	574,758
Prepayments and other current assets	15,502	2,859

Total current assets	13,605,158	11,644,047

Non-current assets
Investments in subsidiaries and VIEs	17,114,366	18,141,770
Long-term investments	724,548	864,857

Total non-current assets	17,838,914	19,006,627

Total assets	31,444,072	30,650,674

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Company Financial Statements (Parent Company Only) (continued)

Condensed Balance Sheets (continued)	As of December 31,
	2024	2025
LIABILITIES
Current liabilities
Accruals and other liabilities	1,344	1,075
Derivative liability	—	281,009

Total current liabilities	1,344	282,084

Non-current liabilities
Derivative liability	167,940	—

Total non-current liabilities	167,940	—

Total liabilities	169,284	282,084

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	104	105
Class B Ordinary shares	21	21
Additional paid-in capital	70,671,685	71,236,011
Statutory and other reserves	95,019	137,720
Accumulated deficit	(41,585,549)	(42,767,710)
Accumulated other comprehensive income	2,093,508	1,762,443

Total shareholders’ equity	31,274,788	30,368,590

Total liabilities and shareholders’ equity	31,444,072	30,650,674

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Comprehensive Loss	For the Year Ended December 31,
	2023	2024	2025
Operating expenses
Selling, general and administrative expenses	(28,511)	(16,706)	(15,401)

Total operating expenses	(28,511)	(16,706)	(15,401)

Fair value gain (loss) on derivative liability relating to the contingent consideration	29,339	234,245	(117,305)

Gain (Loss) from operations	828	217,539	(132,706)
Interest income	601,475	783,148	526,262
Equity in loss of subsidiaries and VIEs	(10,165,831)	(6,376,372)	(2,479,729)
Other non-operating income, net	17,718	88,592	21,169
Exchange (loss) gain from foreign currency transactions	(473,467)	(455,608)	849,932
Investment (loss) gain on long-term investments	(821)	(18,489)	44,684
Fair value loss on derivative assets or derivative liabilities	(410,417)	—	—

Loss before income tax expenses and share of results of equity method investees	(10,430,515)	(5,761,190)	(1,170,388)

Income tax expenses	—	(5)	—
Share of results of equity method investees	54,740	(29,069)	30,928

Net loss	(10,375,775)	(5,790,264)	(1,139,460)

Net loss attributable to ordinary shareholders of XPeng Inc.	(10,375,775)	(5,790,264)	(1,139,460)

Net loss	(10,375,775)	(5,790,264)	(1,139,460)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	286,614	262,870	(331,065)

Total comprehensive loss attributable to XPeng Inc.	(10,089,161)	(5,527,394)	(1,470,525)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(10,089,161)	(5,527,394)	(1,470,525)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows	For the Year Ended December 31,
	2023	2024	2025
Cash flows from operating activities	520,066	683,003	602,382
Cash flows from investing activities
Maturity (placement) of term deposits	4,164,149	(1,961,056)	1,140,950
Investment in equity investees	(5,306,987)	(2,257,875)	(2,215,607)
Cash paid for long-term investments	(188,681)	(144,192)	(103,434)
Disposal of long-term investments	—	—	28,571

Net cash used in investing activities	(1,331,519)	(4,363,123)	(1,149,520)

Cash flows from financing activities
Proceeds from issuance of ordinary shares to Volkswagen	5,019,599	—	—

Net cash provided by financing activities	5,019,599	—	—

Effects of exchange rate changes on cash, cash equivalents and restricted cash	27,795	143,808	63,717
Net increase (decrease) in cash, cash equivalents and restricted cash	4,235,941	(3,536,312)	(483,421)
Cash, cash equivalents and restricted cash at beginning of the year	951,656	5,187,597	1,651,285

Cash, cash equivalents and restricted cash at end of the year	5,187,597	1,651,285	1,167,864

(i)	Basis of presentation
The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.
For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.
Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries and VIEs” and shares of the subsidiaries and VIEs’ loss are presented as “Equity in loss of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share and per share data, unless otherwise stated)

30. Subsequent events
Completion of the Asset-backed Securities Issuance
In February 2026, the Group entered into another asset-backed securitization arrangement with issuance of the securities at the total amount of RMB1,300,000 and securitized receivables arising from auto financing arrangements through the transfer of those assets to a third party securitization entity. It is a revolving arrangement where the Group provides management, administration and collection services (at market rates) on the transferred financial assets, but only retains an insignificant economic interest in the securitization entity. As a result, the Group will not consolidate the securitization entity (thereby derecognizing transferred receivables) under U.S. GAAP.